As filed with the Securities and Exchange Commission on October 5, 2009

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Energy Future Holdings Corp.

Energy Future Intermediate Holding Company LLC

EFIH Finance Inc.

(Exact name of registrant as specified in its charter)

SEE TABLE OF ADDITIONAL REGISTRANT GUARANTOR

Texas Delaware Delaware	4911 4911 4911	75-2669310 26-1191638 27-0918038
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1601 Bryan Street

Dallas, Texas 75201-3411

(214) 812-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew M. Wright

EFH Corporate Services Company

Vice President and Associate General Counsel

1601 Bryan Street

Dallas, Texas 75201

(214) 812-4600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Keith R. Fullenweider Robert B. Little Vinson & Elkins L.L.P. 2001 Ross Avenue, Suite 3700 Dallas, Texas 75201-2975 (214) 220-7931	John D. Lobrano Edward P. Tolley III Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	Andrew R. Schleider Lona Nallengara Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022-6069 (212) 848-4000

Approximate date of commencement of proposed sale to the public:  The offering of the securities will commence promptly following the filing of this Registration Statement. No tendered securities will be accepted for exchange until after this Registration Statement has been declared effective.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issue Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
9.75% Senior Secured Notes due 2019 of Energy Future Holdings Corp.	$1,800,000,000	100%	$1,800,000,000	$100,440
9.75% Senior Secured Notes due 2019 of Energy Future Intermediate Holding Company LLC and EFIH Finance Inc.	$2,200,000,000	100%	$2,200,000,000	$122,760
Guarantees of 9.75% Senior Secured Notes due 2019 of Energy Future Holdings Corp. (2)	N/A	N/A	N/A	N/A(3)

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(f) of the Securities Act.
(2)	See inside facing page for table of additional registrant guarantor.
(3)	Pursuant to Rule 457(n) under the Securities Act, no separate filing fee is required for the guarantees.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Table of Additional Registrant Guarantor

Exact Name of Registrant Guarantor as Specified in its Charter	State or Other Jurisdiction of Incorporation	I.R.S. Employer Identification Number	Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant Guarantor’s Principal Executive Offices

Energy Future Competitive Holdings Company	Texas	75-1837355	1601 Bryan Street Dallas, Texas 75201-3411 (214) 812-4600

The information in this prospectus may change. Energy Future Holdings Corp., Energy Future Intermediate Holding Company LLC and EFIH Finance Inc. may not complete the exchange offers and the securities being registered may not be exchanged or distributed until the registration statement, of which this prospectus is a part, is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO CHANGE, DATED OCTOBER 5, 2009

ENERGY FUTURE HOLDINGS CORP.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

EFIH FINANCE INC.

Offers to Exchange the Outstanding Notes listed in the Table Below for:

Up to $4.0 Billion of 9.75% Senior Secured Notes due 2019 of Energy Future Holdings Corp.

or

Up to $1.8 Billion of 9.75% Senior Secured Notes due 2019 of Energy Future Holdings Corp. and up to $2.2 Billion of 9.75% Senior Secured Notes due 2019 of Energy Future Intermediate Holding Company LLC and EFIH Finance Inc.

and

Solicitations of Consents in Respect of Certain of the Notes Listed Below

THE EXCHANGE OFFERS FOR EACH ISSUE OF OLD NOTES (AS DEFINED BELOW) WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 3, 2009 (SUCH TIME AND DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”). HOLDERS WHO VALIDLY TENDER (AND DO NOT VALIDLY WITHDRAW) OLD NOTES AT OR PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 19, 2009 (SUCH TIME AND DATE, AS IT MAY BE EXTENDED, THE “EARLY TENDER DATE”) WILL BE ELIGIBLE TO RECEIVE ADDITIONAL CONSIDERATION AS DESCRIBED BELOW. TENDERS OF OLD NOTES MAY BE VALIDLY WITHDRAWN AT ANY TIME AT OR PRIOR TO THE EXPIRATION DATE.

THE SOLICITATION OF CONSENTS (AS DEFINED BELOW) FOR EACH ISSUE OF CONSENT NOTES (AS DEFINED BELOW) WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 19, 2009 (SUCH TIME AND DATE, AS IT MAY BE EXTENDED, THE “CONSENT DATE”). CONSENTS MAY BE REVOKED AT ANY TIME AT OR PRIOR TO THE CONSENT DATE.

Upon the terms and subject to the conditions set forth in this prospectus (as it may be supplemented and amended from time to time, and including the annexes hereto, this “Prospectus”) and the related consent and letter of transmittal (as it may be supplemented and amended from time to time, the “Consent and Letter of Transmittal”), including the Maximum Exchange Amount (as defined below) and the Priority Level 2 Cap (as defined below), the Offerors (as defined below) are offering to exchange (the “exchange offers”) the outstanding notes listed in the table below (collectively, the “Old Notes” and each, an “issue” of Old Notes) validly tendered (and not validly withdrawn) for up to:

•	$4.0 billion aggregate principal amount of New Senior Secured Notes (as defined below); or

•	$3.0 billion aggregate principal amount of New Senior Secured Notes, if the requisite Consents with respect to the 2017 Notes Indenture (as defined below) are not received,

and in each case payable:

•

45% in 9.75% Senior Secured Notes due 2019 (the “New EFH Senior Secured Notes”) of Energy Future Holdings Corp. (“EFH Corp.”), and 55% in 9.75% Senior Secured Notes due 2019 (the “New EFIH Senior Secured Notes” and, together with the New EFH Senior Secured Notes, the “New Senior Secured Notes”) of Energy Future Intermediate Holding Company LLC (“EFIH”) and EFIH Finance Inc. (“EFIH Finance” and, together with EFIH, the “EFIH Offeror”); or

•	entirely in New EFH Senior Secured Notes, if the requisite Consents with respect to each of the Legacy Notes Indentures (as defined below) are received.

Subject to the terms and conditions of the exchange offers, including the Maximum Exchange Amount and the Priority Level 2 Cap, Old Notes validly tendered (and not validly withdrawn) will be accepted in order of the acceptance priority levels as set forth in the table below (each, an “Acceptance Priority Level”), with Level 1 being the highest Acceptance Priority Level.

You are encouraged to carefully consider all the information included in this Prospectus, including the annexes hereto, in its entirety, in particular “Risk Factors” beginning on page 46.

EFH Corp. and EFIH intend to apply to list the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes on the New York Stock Exchange.

None of us, the Dealer Managers (as defined below), the Exchange Agent (as defined below), the Information Agent (as defined below) or any other person is making any recommendation as to whether or not you should tender your Old Notes for exchange in the exchange offers or deliver Consents pursuant to the consent solicitations (as defined below). You must make your own decision whether to tender Old Notes in the exchange offers and to deliver Consents in the consent solicitations and, if so, the amount of Old Notes as to which action is to be taken.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange offers, New Senior Secured Notes or the consent solicitations or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lead Dealer Managers and Solicitation Agents

Citi	Goldman, Sachs & Co.

Co-Dealer Managers and Solicitation Agents

BofA Merrill Lynch	Credit Suisse	J.P. Morgan	KKR	Morgan Stanley

            , 2009

(cover page continued)

Upon the terms and subject to the conditions of the exchange offers, including the Acceptance Priority Levels, the Maximum Exchange Amount and the Priority Level 2 Cap and the possible prorations resulting therefrom, in exchange for each $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn) (i) at or prior to the Early Tender Date, participating holders of Old Notes will be eligible to receive the “Total Consideration” listed in the table below under “Total Consideration if Tendered at or Prior to the Early Tender Date” and (ii) after the Early Tender Date and at or prior to the Expiration Date, participating holders will be eligible to receive the “Exchange Consideration” listed in the table below under “Exchange Consideration if Tendered After the Early Tender Date and at or Prior to the Expiration Date”; provided, however, that EFH Corp. and the EFIH Offeror (collectively, the “Offerors”) will not accept any tender of Old Notes that would result in the issuance of less than $2,000 principal amount of New EFH Senior Secured Notes or New EFIH Senior Secured Notes to a participating holder.

CUSIP/ISIN	Outstanding Principal Amount (in millions)	Issuer	Title of Old Notes	Acceptance Priority Level (1)	Total Consideration if Tendered at or Prior to the Early Tender Date(2)		Exchange Consideration if Tendered After the Early Tender Date and at or Prior to the Expiration Date(2)

873168 AL2 / US 873168 AL29	$1,000	EFH Corp.	5.55% Series P Senior Notes due 2014	1	$710.00	(3)	$680.00	(3)

873168 AN8 / US 873168 AN84 873168 AM0 / US 873168 AM02	$750	EFH Corp.	6.50% Series Q Senior Notes due 2024	1	$475.00	(3)	$445.00	(3)

873168 AQ1 / US 873168 AQ16	$750	EFH Corp.	6.55% Series R Senior Notes due 2034	1	$465.00	(3)	$435.00	(3)

292680 AD7 / US 292680 AD70	$2,650	EFH Corp.	11.250%/12.000% Senior Toggle Notes due 2017	1	$660.00	(3)	$630.00	(3)

292680 AC9 / US 292680 AC97 292680 AA3 / US 292680 AA32	$2,000	EFH Corp.	10.875% Senior Notes due 2017	1	$745.00	(3)	$715.00	(3)

882330 AF0 / US 882330 AF05 U88235 AC7 / USU 88235AC76	$3,000	TCEH(4) TCEH Finance, Inc.	10.25% Senior Notes due 2015	2	$720.00	(5)	$690.00	(5)

882330 AG8 / US 882330 AG87 882330 AC7 / US 882330 AC73	$2,000	TCEH(4) TCEH Finance, Inc.	10.25% Senior Notes due 2015, Series B	2	$720.00	(5)	$690.00	(5)

(1)	The Offerors reserve the right to change the Acceptance Priority Levels in the event that the requisite Consents are not received or for other reasons, subject to applicable law.
(2)	Consideration per $1,000 principal amount of Old Notes.
(3)	Excludes the consent payment of $2.50 per $1,000 principal amount of an issue of Consent Notes payable in cash with respect to Consents received in respect of such Consent Notes at or prior to the Consent Date, subject to requisite Consents being received in respect of such Consent Notes Indenture (as defined below) and a Supplemental Indenture (as defined below) for such Consent Notes Indenture being executed.
(4)	Texas Competitive Electric Holdings Company LLC.
(5)	The aggregate principal amount of New Senior Secured Notes issuable in exchange for Priority 2 Notes (as defined below) will not exceed the Priority Level 2 Cap.

The maximum aggregate principal amount of New Senior Secured Notes issuable in the exchange offers will not exceed $4.0 billion; provided that, if the requisite Consents are not received with respect to the 2017 Notes Indenture, the maximum aggregate principal amount of New Senior Secured Notes issuable in the exchange offers will not exceed $3.0 billion. The maximum principal amount of New Senior Secured Notes issuable in the exchange offers, in either case, is referred to in this Prospectus as the “Maximum Exchange Amount.” In addition, the aggregate principal amount of New Senior Secured Notes issuable in exchange for Old Notes that have an Acceptance Priority Level of Level 2 (collectively, the “Priority 2 Notes”) will not exceed $1.5 billion, which is referred to in this Prospectus as the “Priority Level 2 Cap.” Subject to applicable law, the Offerors reserve the right, but are not obligated, to increase or decrease the Maximum Exchange Amount and/or the Priority Level 2 Cap.

The principal amount of New Senior Secured Notes issuable in respect of each $1,000 principal amount of Old Notes accepted for exchange is set forth in the table above, and the principal amount of New Senior Secured Notes issuable in respect of each $1,000 principal amount of Old Notes is greater (as shown above) if such Old Notes are validly tendered and not validly withdrawn at or prior to the Early Tender Date. All participating holders will also receive, with respect to any of their Old Notes (other than Old Toggle Notes (as defined below)) accepted for exchange, an amount equal to accrued and unpaid interest, if any, in cash, from the last applicable interest payment date to, but not including, the Settlement Date (as defined below). All participating holders of EFH Corp.’s 11.250%/12.000% Senior Toggle Notes due 2017 (the “Old Toggle Notes”) will also receive in the exchange offers, with respect to any of their Old Toggle Notes accepted for exchange, in lieu of accrued and unpaid payment-in-kind interest with respect to such Old Toggle Notes, if any, from the last applicable interest payment date to, but not including, the Settlement Date, additional New Senior Secured Notes paid in accordance with the applicable consideration listed on page ii of this Prospectus.

Concurrent with the exchange offers, and on the terms and subject to the conditions set forth in this Prospectus and the Consent and Letter of Transmittal, EFH Corp. is soliciting (the “consent solicitations”) consents (the “Consents”) from holders of Consent Notes to certain proposed amendments (with respect to each issue of Consent Notes, the “Proposed Amendments”) to:

•

the Indenture, dated as of November 1, 2004, by and between EFH Corp. and The Bank of New York Mellon (formerly known as The Bank of New York) (“BONYM”), as trustee, pursuant to which EFH Corp.’s 5.55% Series P Senior Notes due 2014 were issued (the “Series P Notes Indenture”);

•

the Indenture, dated as of November 1, 2004, by and between EFH Corp. and BONYM, as trustee, pursuant to which EFH Corp.’s 6.50% Series Q Senior Notes due 2024 were issued (the “Series Q Notes Indenture”);

•

the Indenture, dated as of November 1, 2004, by and between EFH Corp. and BONYM, as trustee, pursuant to which EFH Corp.’s 6.55% Series R Senior Notes due 2034 were issued (the “Series R Notes Indenture” and, collectively with the Series P Notes Indenture and the Series Q Notes Indenture, the “Legacy Notes Indentures,” and the Old Notes issued thereunder, the “Legacy Notes”); and

•

the Indenture, dated as of October 31, 2007, by and among EFH Corp., the guarantors named therein and The Bank of New York Mellon Trust Company, N.A. (as successor to BONYM), as trustee, pursuant to which EFH Corp.’s 10.875% Senior Notes due 2017 and EFH Corp.’s 11.250%/12.000% Senior Toggle Notes due 2017 were issued, as amended and supplemented by the first and second supplemental indentures thereto (the “2017 Notes Indenture,” and the Old Notes issued thereunder, the “2017 Notes”).

We refer to the Legacy Notes and the 2017 Notes, collectively, as the “Consent Notes” and the Legacy Notes Indentures and the 2017 Notes Indenture, collectively, as the “Consent Notes Indentures.”

The Proposed Amendments would eliminate substantially all of the restrictive covenants and references thereto contained in the Consent Notes Indentures and the Consent Notes, eliminate certain events of default, modify covenants regarding mergers and consolidations and modify or eliminate certain other provisions, including the limitation on the incurrence of secured indebtedness in the Legacy Notes Indentures and the limitation on the incurrence of indebtedness and liens in the 2017 Notes Indenture, such that an unlimited amount of secured debt could be issued by EFH Corp. under the terms of the Consent Notes Indentures, and certain provisions relating to defeasance contained in the 2017 Notes Indenture and 2017 Notes which would otherwise prevent a defeasance without, among other things, delivery of an opinion of counsel confirming such defeasance does not constitute a taxable event. In addition to the foregoing, execution and delivery of the Consent and Letter of Transmittal will constitute an express waiver by a consenting holder of the Consent Notes with respect to all claims against the Offerors and the Sponsor Group (as defined below) of any breach, default or event of default that may have arisen under the Consent Notes Indentures. See “Proposed Amendments” for additional information regarding the Proposed Amendments.

In order to be adopted with respect to a particular issue of Consent Notes, the applicable Proposed Amendments must be consented to by the holders of at least a majority of the outstanding aggregate principal amount of such issue of Consent Notes, voting as a separate class; provided, however, that the holders of both issues of the 2017 Notes vote together as a single class and, accordingly, the Proposed Amendments to the 2017 Notes Indenture must be consented to by the holders of at least a majority of the outstanding aggregate principal amount of all the 2017 Notes voting together as a single class. It is expected but not required that the supplemental indenture for each issue of Consent Notes relating to the Proposed Amendments (collectively, the “Supplemental Indentures”) will be executed promptly following the Consent Date assuming receipt of the requisite Consents for the Proposed Amendments. The Supplemental Indentures relating to the Proposed Amendments will become effective immediately upon their execution and delivery by the parties thereto; however, the Proposed Amendments contained therein will not become operative until immediately prior to the acceptance for exchange of Old Notes upon the terms and subject to the conditions set forth in this Prospectus. Consent Notes held by members of the Sponsor Group and their affiliates will not be considered outstanding for the purposes of determining whether the holders of the required outstanding principal amount of any issue of Consent Notes have delivered Consents necessary to adopt the Proposed Amendments with respect to such issue of Consent Notes.

The Proposed Amendments with respect to each of the Legacy Notes Indentures constitute a single proposal for the related consent solicitation, and a consenting holder must consent to the Proposed Amendments applicable to all Legacy Notes tendered by that holder as an entirety and may not consent selectively with respect to certain of the Proposed Amendments. The Proposed Amendments with respect to the 2017 Notes Indenture constitute a single proposal for the related consent solicitation, and a consenting holder must consent to the Proposed Amendments applicable to all 2017 Notes tendered by that holder as an entirety and may not consent selectively with respect to certain of the Proposed Amendments.

Consent Notes validly tendered pursuant to the exchange offers (and not validly withdrawn) at or prior to the Consent Date will be deemed to include Consents to the Proposed Amendments. The completion, execution and delivery of a Consent and Letter of Transmittal, or transmission of an Agent’s Message (as defined below), in connection with a valid tender of Consent Notes pursuant to the applicable exchange offer at or prior to the Consent Date will constitute the delivery of Consents with respect to such Consent Notes. Holders may not validly tender Consent Notes in the exchange offers at or prior to the Consent Date without delivering the related Consents but holders may tender Consent Notes after the Consent Date and at or prior to the Expiration Date without delivering Consents with respect to such Consent Notes. Holders tendering Consent Notes after the Early Tender Date will not be eligible to receive the applicable Total Consideration for such Consent Notes. Holders may not deliver Consents in the consent solicitations without validly tendering their Consent Notes in the exchange offers at or prior to the Consent Date and may only validly revoke Consents by validly withdrawing the previously tendered related Consent Notes at or prior to the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate. If the requisite Consents with respect to a given Consent Notes Indenture are received and a Supplemental Indenture for such Consent Notes Indenture is executed, EFH Corp. will pay to each holder that validly delivers and does not validly revoke Consents in respect of such

Consent Notes, in addition to any Total Consideration or Exchange Consideration, as applicable, payable to such holder, a cash consent payment of $2.50 per $1,000 principal amount of such Consent Notes. Consent payments are not subject to proration. EFH Corp.’s obligation to make consent payments is not conditioned upon completion of the exchange offers. However, the Proposed Amendments in any executed Supplemental Indenture relating to the Consent Notes that were the subject of a terminated exchange offer will not become operative with respect to such issue of Consent Notes.

Tendered Old Notes may be validly withdrawn at any time prior to the Expiration Date (and, if not previously accepted for exchange, after the expiration of 40 business days from October 5, 2009). Consents may only be validly revoked at or prior to the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate. See “Procedures for Tendering Old Notes and Delivering Consents.”

Subject to applicable law, each exchange offer and each consent solicitation is being made independently of the other exchange offers and consent solicitations, and the Offerors reserve the right to terminate, withdraw or amend each exchange offer and each consent solicitation independently of the other exchange offers and consent solicitations at any time and from time to time, as described in this Prospectus.

The exchange offers are not conditioned on any minimum principal amount of Old Notes being validly tendered or the issuance of a minimum principal amount of New Senior Secured Notes or the receipt of requisite Consents to adopt any of the Proposed Amendments. However, the exchange offers and the consent solicitations are subject to the satisfaction or waiver of a number of conditions as set forth in this Prospectus, including the conditions applicable to the exchange offers that the registration statement of which this Prospectus forms part has been declared effective by the Securities and Exchange Commission (the “SEC”) and that the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes to be issued in the exchange offers are approved for listing on the New York Stock Exchange, subject to notice of issuance (which conditions cannot be waived). See “Conditions of the Exchange Offers and the Consent Solicitations.” In addition, subject to applicable law, the Offerors have the right to terminate or withdraw any of the exchange offers and the consent solicitations at any time and for any reason, including if any of the conditions described under the “Conditions of the Exchange Offers and the Consent Solicitations” are not satisfied or waived.

v

ABOUT THIS PROSPECTUS

This Prospectus is part of a registration statement that we have filed with the SEC. You should read this Prospectus, including the annexes, together with the registration statement, the exhibits thereto and the additional information described under the heading “Available Information.” This Prospectus includes the annexes attached hereto. To the extent information or any statement in any annex to this Prospectus is inconsistent with information or statements contained in this Prospectus not included in the annexes, the information or statements in such annex shall be deemed to be modified or superseded by any such information or statements in the Prospectus not included in the annexes.

You should rely only on the information included in this Prospectus. Neither the Offerors nor the Dealer Managers (as defined below) have authorized any person (including any dealer, salesperson or broker) to provide you with different information. If anyone should provide you with different or inconsistent information, you should not rely on it. The information included in this Prospectus is accurate as of the date of this Prospectus. You should not assume that the information included in this Prospectus is accurate as of any other date.

The exchange offers and consent solicitations are being made on the basis of this Prospectus and the Consent and Letter of Transmittal and are subject to the terms described in this Prospectus and the Consent and Letter of Transmittal and the indentures governing the New Senior Secured Notes. The Prospectus does not constitute an offer to participate in the exchange offers to any person in any jurisdiction in which it would be unlawful to make such exchange offers. Any decision to participate in the exchange offers and consent solicitations must be based on the information included in this Prospectus. In making an investment decision, prospective investors must rely on their own examination of us and the terms of the exchange offers and the New Senior Secured Notes, including the merits and risks involved. Investors should not construe anything in this Prospectus and the Consent and Letter of Transmittal as legal, investment, business or tax advice. Each investor should consult its advisors as needed to make its investment decision and to determine whether it is legally permitted to participate in the exchange offers and consent solicitations under applicable laws or regulations.

This Prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents themselves for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to in this Prospectus will be made available to holders in the exchange offers and the consent solicitations at no cost. See “Available Information.”

You should not rely on or assume the accuracy of any representation or warranty in any agreement that we have filed as an exhibit to any document that we have publicly filed or that we may otherwise publicly file in the future because such representation or warranty may be subject to exceptions and qualifications contained in separate disclosure schedules, may have been included in such agreement for the purpose of allocating risk between the parties to the particular transaction, and may no longer continue to be true as of any given date.

INDUSTRY AND MARKET INFORMATION

The industry and market data and other statistical information used throughout this Prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including certain data published by Electric Reliability Council of Texas (“ERCOT”), the Public Utility Commission of Texas (the “PUCT”), or Potomac Economics, Inc., the market monitor for the ERCOT market. We did not commission any of these publications or reports. Some data is also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and make no representation as to the accuracy of such information. Forecasts are particularly likely to be inaccurate, especially over long periods of time, and we do not know what assumptions regarding general economic growth are used in preparing the forecasts included in this Prospectus. Similarly, while we believe that our internal and external research is reliable, such research has not been verified by any independent sources, and we make no assurances that the predictions contained therein are accurate.

AVAILABLE INFORMATION

EFH Corp. and Energy Future Competitive Holdings Company (“EFCH”), the parent company of Texas Competitive Electric Holdings Company LLC (“TCEH”), each files annual, quarterly and current reports and other information with the SEC. You may read and copy any document EFH Corp. or EFCH has filed or will file with the SEC at the SEC’s public website (www.sec.gov) or at the Public Reference Room of the SEC located at

100 F Street, N.E., Washington, DC 20549. Copies of such materials can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. These materials do not form part of this Prospectus.

FORWARD-LOOKING STATEMENTS

This Prospectus contains “forward-looking statements.” All statements, other than statements of historical facts, that are included in this Prospectus, or made in presentations, in response to questions or otherwise, that address activities, events or developments that we expect or anticipate to occur in the future, including such matters as projections, capital allocation, future capital expenditures, business strategy, competitive strengths, goals, future acquisitions or dispositions, development or operation of power generation assets, market and industry developments and the growth of our businesses and operations (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projection,” “target,” “goal,” “objective,” and “outlook”), are forward-looking statements. Although we believe that in making any such forward-looking statement our expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors under “Risk Factors” contained elsewhere in this Prospectus and the following important factors, among others, that could cause our actual results to differ materially from those projected in such forward-looking statements:

•

prevailing governmental policies and regulatory actions, including those of the Texas Legislature, the Governor of Texas, the Congress of the United States of America, the United States Federal Energy Regulatory Commission (“FERC”), the PUCT, the Railroad Commission of Texas, the United States Nuclear Regulatory Commission (the “NRC”), the United States Environmental Protection Agency or the Texas Commission on Environmental Quality, with respect to, among other things:

•	allowed prices;

•	allowed rates of return;

•	permitted capital structure;

•	industry, market and rate structure;

•	recovery of investments;

•	purchased power;

•	operations of nuclear generating facilities;

•	operations of mines;

•	acquisitions and disposal of assets and facilities;

•	development, construction and operation of facilities;

•	decommissioning costs;

•	present or prospective wholesale and retail competition;

•	changes in tax laws and policies; and

•	changes in and compliance with environmental and safety laws and policies, including climate change initiatives;

•	legal and administrative proceedings and settlements;

•	general industry trends;

•	economic conditions, including the current recessionary environment;

•	our ability to attract and retain profitable customers;

•	our ability to profitably serve our customers;

•	restrictions on competitive retail pricing;

•	changes in wholesale electricity prices or energy commodity prices;

•	changes in prices of transportation of natural gas, coal, crude oil and other refined products;

•	unanticipated changes in market heat rates in the ERCOT electricity market;

•	our ability to effectively hedge against changes in commodity prices, market heat rates and interest rates;

•	weather conditions and other natural phenomena, and acts of sabotage, wars or terrorist activities;

•	unanticipated population growth or decline, or changes in market demand and demographic patterns;

•	changes in business strategy, development plans or vendor relationships;

•	access to adequate transmission facilities to meet changing demands;

•	unanticipated changes in interest rates, commodity prices, rates of inflation or foreign exchange rates;

•	unanticipated changes in operating expenses, liquidity needs and capital expenditures;

•	commercial bank market and capital market conditions and the potential impact of continued disruptions in the U.S. credit markets;

•	competition for new energy development and other business opportunities;

•	the inability of various counterparties to meet their obligations with respect to our financial instruments;

•	hazards customary to the industry and the possibility that we may not have adequate insurance to cover losses resulting from such hazards;

•	changes in technology used by and services offered by us;

•	significant changes in our relationship with our employees, including the availability of qualified personnel, and the potential adverse effects if labor disputes or grievances were to occur;

•

changes in assumptions used to estimate costs of providing employee benefits, including pension benefits and other postretirement employee benefits (“OPEB”), and future funding requirements related thereto;

•	changes in assumptions used to estimate future executive compensation payments;

•	significant changes in critical accounting policies;

•	access to capital, the cost of such capital, and the results of financing and refinancing efforts, including availability of funds in the capital markets;

•	financial restrictions placed on us by our credit facilities and indentures governing our debt instruments;

•	our ability to generate sufficient cash flow to make interest payments on our debt instruments;

•	actions by credit rating agencies;

•	our ability to effectively execute our operational strategy;

•	our ability to implement cost reduction initiatives;

•	changes in electric transmission that allow additional generation to compete with our generation asset portfolios; and

•

with respect to our lignite coal-fueled generation construction and development program, more specifically, our ability to fund such investments, changes in competitive market rules, adverse judicial rulings, changes in environmental laws or regulations, changes in electric generation and emissions control technologies, changes in projected demand for electricity, our ability and the ability of our contractors to attract and retain, at projected rates, skilled labor for constructing the new generating units, changes in wholesale electricity prices or energy commodity prices, transmission capacity and constraints, supplier performance risk, force majeure events, changes in the cost and availability of materials necessary for the construction program and our ability to manage the significant construction, commissioning and start-up program to a timely conclusion with limited cost overruns.

Any forward-looking statement speaks only as of the date on which it is made, and except as may be required by applicable law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of them; nor can we assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. You should not unduly rely on such forward-looking statements.

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QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFERS AND THE CONSENT SOLICITATIONS

These answers to questions that you may have as a holder of Old Notes are highlights of selected information included elsewhere in this Prospectus. To fully understand the exchange offers and consent solicitations and the considerations that may be important to your decision about whether to participate in the exchange offers and consent solicitations, you should carefully read this Prospectus in its entirety, including the section entitled “Risk Factors.”

Why are you making the exchange offers?

The purpose of the exchange offers is to reduce the outstanding principal amount and extend the weighted average maturity of the long-term debt of EFH Corp. and its subsidiaries.

Why are you making the consent solicitations?

The purpose of the consent solicitations is to adopt the Proposed Amendments which will provide EFH Corp. and its subsidiaries additional financial and operational flexibility.

What securities are subject to the exchange offers?

We are offering to exchange the outstanding notes listed in the table on page ii of this Prospectus in the exchange offers.

What securities are subject to the consent solicitations?

Each issue of the Legacy Notes and the 2017 Notes is subject to the consent solicitations.

What amendments are you seeking to the Consent Notes Indentures?

The Proposed Amendments would eliminate substantially all of the restrictive covenants and references thereto contained in the Consent Notes Indentures and the Consent Notes, eliminate certain events of default, modify covenants regarding mergers and consolidations and modify or eliminate certain other provisions, including the limitation on the incurrence of secured indebtedness in the Legacy Notes Indentures and the limitations on the incurrence of indebtedness and liens in the 2017 Notes Indenture, such that an unlimited amount of secured debt could be issued by EFH Corp. under the terms of the Consent Notes Indentures, and certain provisions relating to defeasance contained in the 2017 Notes Indenture and 2017 Notes which would otherwise prevent a defeasance without, among other things, delivery of an opinion of counsel confirming such defeasance does not constitute a taxable event. See “Proposed Amendments” for additional information regarding the Proposed Amendments.

What aggregate principal amount of each issue of Old Notes is being sought in the exchange offers?

Subject to the terms and conditions of the exchange offers, we will accept for exchange, in accordance with the Acceptance Priority Levels described elsewhere in this Prospectus, a principal amount of Old Notes of each issue such that the Maximum Exchange Amount and Priority Level 2 Cap are not exceeded. In the event that either the Maximum Exchange Amount or the Priority Level 2 Cap is exceeded, the Old Notes will be subject to proration in accordance with the Acceptance Priority Levels as described in “General Terms of the Exchange Offers and Consent Solicitations—Acceptance; Priority Proration.”

What aggregate principal amount of New Senior Secured Notes will be issued in the exchange offers?

The maximum aggregate principal amount of New Senior Secured Notes issuable in the exchange offers will not exceed $4.0 billion; provided that, if the requisite Consents are not received with respect to the 2017 Notes Indenture, the maximum aggregate principal amount of New Senior Secured Notes issuable in the exchange offers will not exceed $3.0 billion. The maximum principal amount of New Senior Secured Notes issuable in the exchange offers, in either case, is referred to in this Prospectus as the “Maximum Exchange Amount.” In addition, the aggregate principal amount of New Senior Secured Notes issued in exchange for Priority 2 Notes will not exceed $1.5 billion, which is referred to in this Prospectus as the “Priority Level 2 Cap.” Subject to applicable law, the Offerors reserve the right, but are not obligated, to increase or decrease the Maximum Exchange Amount and/or the Priority Level 2 Cap.

The consideration payable in the exchange offers will be paid 45% in New EFH Senior Secured Notes and 55% in New EFIH Senior Secured Notes; provided, however, that this consideration will be payable entirely in New EFH Senior Secured Notes if the requisite Consents are received with respect to each of the Legacy Notes Indentures.

What will I receive in the exchange offers if my Old Notes are accepted for exchange?

Upon the terms and subject to the conditions of the exchange offers, including the Acceptance Priority Levels, the Maximum Exchange Amount and the Priority Level 2 Cap and the possible prorations resulting therefrom, in exchange for each $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn) (i) at or prior to the Early Tender Date, participating holders of Old Notes will be eligible to receive the “Total Consideration” listed in the table on page ii of this Prospectus under “Total Consideration if Tendered at or Prior to the Early Tender Date” and (ii) after the Early Tender Date and at or prior to the Expiration Date, participating holders will be eligible to receive the “Exchange Consideration” listed in the table on page ii of this Prospectus under “Exchange Consideration if Tendered After the Early Tender Date and at or Prior to the Expiration Date.” This Total Consideration or Exchange Consideration, as applicable, will be payable 45% in New EFH Senior Secured Notes and 55% in New EFIH Senior Secured Notes; provided, however, that this consideration will be payable entirely in New EFH Senior Secured Notes if the requisite Consents are received with respect to each of the Legacy Notes Indentures. See “Description of the EFH Corp. Notes” and “Description of the EFIH Notes” for information regarding the terms of the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes, respectively. Old Notes will be accepted in the exchange offers in accordance with the Acceptance Priority Levels, and only in an amount such that the Maximum Exchange Amount and the Priority Level 2 Cap are not exceeded. Therefore, the amount of Old Notes of any issue validly tendered and not validly withdrawn by a participating holder that are accepted for exchange may be subject to proration. The Offerors will not accept any tender of Old Notes that would result in the issuance of less than $2,000 principal amount of New EFH Senior Secured Notes or New EFIH Senior Secured Notes to a participating holder.

What are the differences between the Old Notes and the New Senior Secured Notes?

There are important differences between the Old Notes and the New Senior Secured Notes, including that EFIH’s guarantee of the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes will each be secured by EFIH’s pledge of 100% of the membership interests and other investments it owns in Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”) (such membership interests and other investments, the “Collateral”), which currently represents an approximate 80% equity interest in Oncor Electric Delivery Company LLC (“Oncor”). See “Comparison of Principal Differences Among Old Notes and New Senior Secured Notes” for more information.

When do the exchange offers expire?

The exchange offers will expire at 5:00 p.m., New York City time, on November 3, 2009, unless extended.

When do the consent solicitations expire?

The consent solicitations will expire at 5:00 p.m., New York City time, on October 19, 2009, unless extended.

Until when may I withdraw Old Notes previously tendered for exchange in the exchange offers?

Tendered Old Notes may be withdrawn at any time at or prior to the Expiration Date. In addition, if not previously accepted for exchange, Old Notes may be withdrawn after the expiration of 40 business days from October 5, 2009.

Until when may I revoke Consents previously delivered in the consent solicitations?

Consents may be revoked at any time at or prior to the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate. Consents may only be revoked by withdrawing the Consent Notes to which such Consents relate.

In what denominations will the New Senior Secured Notes be issued? What will happen if I am otherwise entitled to New Senior Secured Notes in a lower principal amount?

The New Senior Secured Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Tenders of Old Notes pursuant to the exchange offers will be accepted only in principal amounts equal to permitted denominations for such Old Notes. The Offerors will not accept any tender of Old Notes that would result in the issuance of less than $2,000 principal amount of New Senior Secured Notes to a participating holder. The aggregate principal amount of New Senior Secured Notes issued to each participating holder for all Old Notes validly tendered (and not validly withdrawn) will be rounded down, if necessary, to $2,000 or the nearest whole multiple of $1,000 in excess thereof. This rounded amount will be the principal amount of New Senior Secured Notes you will receive, and no additional cash will be paid in lieu of any principal amount of New Senior Secured Notes not received as a result of such rounding down.

Are the exchange offers subject to a minimum condition?

No. The exchange offers are not conditioned on any minimum principal amount of Old Notes being validly tendered or the issuance of a minimum principal amount of New Senior Secured Notes or receipt of requisite Consents to adopt the Proposed Amendments. However, the exchange offers, and the consent solicitations, are subject to the satisfaction or waiver of a number of conditions set forth in this Prospectus, including the conditions applicable to the exchange offers that the registration statement of which this Prospectus forms a part has been declared effective by the SEC and that the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes to be issued in the exchange offers are approved for listing on the New York Stock Exchange, subject to notice of issuance (which conditions cannot be waived). See “Conditions of the Exchange Offers and Consent Solicitations.”

Will some issues of Old Notes be given a higher acceptance priority in the exchange offers than other issues of Old Notes?

Yes. Subject to the terms and conditions of the exchange offers, including the Maximum Exchange Amount and the Priority Level 2 Cap, Old Notes validly tendered (and not validly withdrawn) in the exchange offers will be accepted in order of the Acceptance Priority Levels, with Level 1 being the highest Acceptance Priority Level. Old Notes validly tendered (and not validly withdrawn) will be accepted by the Offerors in the exchange offers in the following order:

•

First, all validly tendered (and not validly withdrawn) Old Notes that have an Acceptance Priority Level of 1 (collectively, the “Priority 1 Notes”) will be accepted unless doing so would cause the Maximum Exchange Amount to be exceeded, in which case such Priority 1 Notes will be accepted on a pro rata basis up to the greatest aggregate principal amount practicable that does not cause the Maximum Exchange Amount to be exceeded, and no Priority 2 Notes will be accepted for exchange; and

•

Second, if the aggregate principal amount of Old Notes validly tendered in the exchange offers (and not validly withdrawn) by holders of Priority 1 Notes would not cause the Maximum Exchange Amount to be exceeded, all validly tendered (and not validly withdrawn) Priority 2 Notes will be accepted unless doing so, when taking into account Priority 1 Notes validly tendered (and not validly withdrawn) in the exchange offers, would cause the Maximum Exchange Amount or the Priority Level 2 Cap to be exceeded, in which case such Priority 2 Notes will be accepted on a pro rata basis up to the greatest aggregate principal amount practicable that, together with the Priority 1 Notes accepted for exchange, does not cause the Maximum Exchange Amount or the Priority Level 2 Cap to be exceeded.

The Offerors reserve the right to change the Acceptance Priority Levels in the event that the requisite Consents are not received or for other reasons, subject to applicable law.

Acceptance of Old Notes by the Offerors will be determined according to the Acceptance Priority Levels, and Old Notes validly tendered at or prior to the Early Tender Date will have no priority in acceptance by the Offerors over Old Notes validly tendered after the Early Tender Date and at or prior to the Expiration Date other than pursuant to the Acceptance Priority Levels. See “General Terms of the Exchange Offers and Consent Solicitations—Acceptance; Priority Proration.”

In the event that proration of an issue of validly tendered (and not validly withdrawn) Old Notes is required, the Offerors will determine the final proration as soon as practicable after the Expiration Date and will announce the results of the final proration by press release. To determine the principal amount accepted of each tender subject to proration, the principal amount of such tender will be multiplied by the proration rate and the resultant amount rounded down to the nearest permitted denomination of the particular issue of Old Notes. The Offerors will not be able to determine the final proration prior to the Expiration Date.

May I tender only a portion of the Old Notes that I hold?

Yes. You may tender all or any portion of your Old Notes in order to participate in the exchange offers and consent solicitations. You should note that the Offerors will not accept any tender of Old Notes that would result in the issuance of less than $2,000 principal amount of New Senior Secured Notes to a participating holder. The aggregate principal amount of New Senior Secured Notes issued to each participating holder for all Old Notes validly tendered (and not validly withdrawn) will be rounded down, if necessary, to $2,000 or the nearest whole multiple of $1,000 in excess thereof. This rounded amount will be the principal amount of New Senior Secured Notes you will receive, and no additional cash will be paid in lieu of any principal amount of New Senior Secured Notes not received as a result of rounding down.

If I want to tender my Consent Notes, am I required to deliver the related Consents?

Consent Notes validly tendered pursuant to the exchange offers (and not validly withdrawn) at or prior to the Consent Date will be deemed to include Consents to the Proposed Amendments. The completion, execution and delivery of a Consent and Letter of Transmittal, or transmission of an Agent’s Message, in connection with a valid tender of Consent Notes pursuant to the applicable exchange offer at or prior to the Consent Date will constitute the delivery of Consents with respect to such Consent Notes. Holders may not validly tender Consent Notes in the exchange offers at or prior to the Consent Date without delivering the related Consents but holders may tender Consent Notes after the Consent Date and at or prior to the Expiration Date without delivering Consents with respect to such Consent Notes. Holders tendering Consent Notes after the Early Tender Date will not be eligible to receive the applicable Total Consideration for such Consent Notes.

Holders may not deliver Consents in the consent solicitations without validly tendering their Consent Notes in the exchange offers at or prior to the Consent Date and may only validly revoke Consents by validly withdrawing the previously tendered related Consent Notes at or prior to the later to occur of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate.

Will I receive a payment if I deliver Consents in the consent solicitations?

If the requisite Consents with respect to a given Consent Notes Indenture are received and a Supplemental Indenture for such Consent Notes Indenture is executed, EFH Corp. will pay to each holder that validly delivers and does not validly revoke Consents in respect of such Consent Notes, in addition to any Total Consideration or Exchange Consideration, as applicable, payable to such holder, a cash consent payment of $2.50 per $1,000 principal amount of such Consent Notes. Consent payments are not subject to proration. The consent payments will be made on the Settlement Date or promptly following the termination of the exchange offers, as applicable. EFH Corp.’s obligation to make consent payments is not conditioned upon completion of the exchange offers. However, the Proposed Amendments in any executed Supplemental Indenture relating to the Consent Notes that were the subject of a terminated exchange offer will not become operative with respect to such issue of Consent Notes.

What principal amount of each issue of Consent Notes must Consent to the Proposed Amendments with respect to such Consent Notes in order for the applicable Proposed Amendments to be adopted?

In order to be adopted with respect to a particular issue of Consent Notes, the applicable Proposed Amendments must be consented to by the holders of at least a majority of the outstanding aggregate principal amount of such issue of Consent Notes, voting as a separate class; provided, however, that the holders of the 2017 Notes (both the 11.250%/12.000% Senior Toggle Notes due 2017 and the 10.875% Senior Notes due 2017) vote together as a single class and, accordingly, the Proposed Amendments to the 2017 Notes Indenture must be consented to by the holders of at least a majority of the outstanding aggregate principal amount of all the 2017 Notes voting together as a single class. Consent Notes held by members of the Sponsor Group and their affiliates will not be considered outstanding for the purposes of determining whether the holders of the required outstanding principal amount of any issue of Consent Notes have delivered Consents necessary to adopt the Proposed Amendments with respect to such issue of Consent Notes.

If the exchange offers are completed and I do not participate in the exchange offers, or I do not exchange all of my Old Notes in the exchange offers, or some of my Old Notes are not accepted for exchange, how will my rights and obligations under my remaining Old Notes be affected?

If the Offerors complete the exchange offers, obligations with respect to any Consent Notes not tendered by holders or not accepted for exchange or otherwise left outstanding following the completion of the exchange offers will not be secured by the Collateral and will therefore be effectively subordinated to the New Senior Secured Notes to the extent of the value of the Collateral. Further, if the requisite Consents are received with respect to a given Consent Notes Indenture and the Supplemental Indenture giving effect to the related Proposed Amendments is executed and the Proposed Amendments become operative with respect to such Consent Notes Indenture, holders of such Consent Notes left outstanding following completion of the exchange offers will no longer be entitled to the benefits of the covenants, events of default and other provisions that are eliminated or modified pursuant to such Proposed Amendments. In addition, due to the Acceptance Priority Levels, the Maximum Exchange Amount and the possible prorations resulting therefrom, following the completion of the exchange offers, a holder may still own Consent Notes for which the Proposed Amendments have become operative even though such holder validly tendered (and did not validly withdraw) all of its Consent Notes. To the extent that Old Notes are tendered and accepted in the exchange offers, any existing trading market for the remaining Old Notes may become further limited. The smaller outstanding principal amount may make the trading price of the Old Notes that are not tendered and accepted for payment more volatile. Consequently, the liquidity, market value and price volatility of Old Notes that remain outstanding may be materially and adversely affected. For a description of consequences of failing to tender your Old Notes pursuant to the exchange offers, see “Risk Factors—Risks to Holders of Old Notes Not Tendered or Not Accepted for Exchange.”

What do you intend to do with the Old Notes that are accepted for exchange in the exchange offers?

Any Legacy Notes or any 10.25% Senior Notes due 2015 of TCEH and TCEH Finance, Inc. (“TCEH Finance”) or 10.25% Senior Notes due 2015, Series B, of TCEH and TCEH Finance (collectively, the “TCEH Notes”) exchanged in the exchange offers may remain outstanding and be held by EFH Corp., EFCH and/or EFIH. Any 2017 Notes exchanged in the exchange offers are expected to be retired and cancelled.

Are you making a recommendation regarding whether I should participate in the exchange offers and consent solicitations?

None of us, the Dealer Managers, the Exchange Agent, the Information Agent or any other person is making any recommendation as to whether or not you should tender your Old Notes for exchange in the exchange offers or deliver consents pursuant to the consent solicitations. You must make your own decision whether to tender Old Notes in the exchange offers and to deliver consents in the consent solicitations, and, if so, the amount of Old Notes as to which action is to be taken.

When will I receive the Total Consideration or Exchange Consideration, as applicable, and any accrued and unpaid interest and, if applicable, consent consideration for my Old Notes that are tendered and accepted for exchange pursuant to the exchange offers and for my Consents to the Proposed Amendments?

The Total Consideration or Exchange Consideration, as applicable, and any accrued and unpaid interest payable will be deposited with the Exchange Agent (or, upon its instruction, The Depository Trust Company (“DTC”)), which will act as your agent for purposes of receiving New Senior Secured Notes and payment from the Offerors, on the Settlement Date. The consent payment will be made on the Settlement Date or promptly following the termination of the exchange offers, as applicable. Subject to the terms and conditions of the exchange offers, the Settlement Date for the exchange offers will occur promptly following the Expiration Date. Assuming that the exchange offers and consent solicitations are not extended, we expect that the Settlement Date will be on or about the third business day following the Expiration Date.

Will I receive any accrued and unpaid interest on my Old Notes tendered for exchange in the exchange offers?

All participating holders will also receive, with respect to any of their Old Notes (other than Old Toggle Notes) accepted for exchange, an amount equal to accrued and unpaid interest, if any, in cash, from the last applicable interest payment date to, but not including, the Settlement Date. All participating holders of Old Toggle Notes will also receive in the exchange offers, with respect to any of their Old Toggle Notes accepted for exchange, in lieu of accrued and unpaid payment-in-kind interest with respect to such Old Toggle Notes, if any, from the last applicable interest payment date to, but not including, the Settlement Date, additional New Senior Secured Notes paid in accordance with the applicable consideration listed on page ii of this Prospectus.

Will the New Senior Secured Notes issued in the exchange offers be freely tradable?

New Senior Secured Notes issued in the exchange offers generally may be offered for resale, resold and otherwise transferred without further registration under the Securities Act of 1933, as amended (the “Securities Act”) and without delivery of a prospectus meeting the requirements of Section 10 of the Securities Act if the holder is not our “affiliate” within the meaning of Rule 144(a)(1) under the Securities Act. Any holder who is our affiliate at the time of the exchange must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resales, unless such sale or transfer is made pursuant to an exemption from such requirements and the requirements under applicable state securities laws. We intend to apply to list the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes on the New York Stock Exchange. The

exchange offers are subject to the condition that the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes to be issued in the exchange offers are approved for listing on the New York Stock Exchange, subject to notice of issuance (which condition cannot be waived).

Do you or any of your affiliates have any current plans to purchase any Old Notes that remain outstanding subsequent to the Expiration Date?

No. Although we do not currently intend to do so, we may, following the completion, termination or withdrawal of the exchange offers, and subject to applicable law, purchase Old Notes in the open market, in privately negotiated transactions, through subsequent tender or exchange offers or otherwise. Any other purchases may be made on the same terms or on terms which are more or less favorable to holders than the terms of these exchange offers. We also reserve the right to repay any existing notes not tendered. If we decide to repurchase or repay Old Notes that are not tendered in the exchange offers on terms that are more favorable than the terms of the exchange offers, those holders who decided not to participate in the exchange offers could be better off than those that participated in the exchange offers.

What are the conditions to the exchange offers and consent solicitations?

The exchange offers and the consent solicitations are subject to the conditions described under “Conditions of the Exchange Offers and the Consent Solicitations,” including the conditions applicable to the exchange offers that the registration statement of which this Prospectus forms a part has been declared effective by the SEC and that the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes to be issued in the exchange offers are approved for listing on the New York Stock Exchange, subject to notice of issuance (which conditions cannot be waived). The exchange offers are not conditioned on any minimum principal amount of Old Notes being validly tendered or the issuance of a minimum principal amount of New Senior Secured Notes or the receipt of requisite Consents to adopt any of the Proposed Amendments. Subject to applicable law, the Offerors have the right to terminate or withdraw the exchange offers and the consent solicitations at any time and for any reason, including if any of the conditions described under “Conditions of the Exchange Offers and the Consent Solicitations” are not satisfied or waived.

Under what circumstances can the exchange offers and consent solicitations be extended, amended or terminated?

Subject to applicable law, the Offerors may terminate or withdraw, at their sole discretion, any of the exchange offers or the consent solicitations at any time and for any reason, including if any condition to the exchange offers and the consent solicitations is not satisfied or waived by the Expiration Date. The Offerors reserve the right, subject to applicable law, to (i) waive any and all of the conditions of the exchange offers and the consent solicitations (except for the conditions applicable to the exchange offers that the registration statement of which this Prospectus forms a part has been declared effective by the SEC and that the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes to be issued in the exchange offers are approved for listing on the New York Stock Exchange, subject to notice of issuance (which conditions cannot be waived)) at or prior to the Expiration Date and (ii) amend the terms of the exchange offers or the consent solicitations. Any waiver or amendment may apply to one or more (but not necessarily all) of the exchange offers and consent solicitations. In the event that an exchange offer is terminated, withdrawn or otherwise not completed at or prior to the Expiration Date, no consideration will be paid or become payable to holders who have tendered their Old Notes pursuant to such exchange offer or delivered their Consents in such consent solicitations, as applicable, other than the consent payments with respect to an issue of Consent Notes for which requisite Consents were received and a Supplemental Indenture was executed. In any such event, (1) Old Notes previously tendered pursuant to the exchange offers will be promptly returned to the tendering holders and (2) the Proposed Amendments in any executed Supplemental Indenture relating to the Consent Notes that were the subject of such terminated exchange offer will not become operative with respect to such issue of Consent Notes. See “General Terms of the Exchange Offers and Consent Solicitations—Extension, Termination or Amendment.”

How will I be notified if the exchange offers and consent solicitations are extended, amended or terminated?

Any extension, termination or amendment of the exchange offers or the consent solicitations will be followed as promptly as practicable by announcement thereof. An announcement in the case of an extension will be issued no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date. Without limiting the manner in which the Offerors may choose to make such announcement, the Offerors will not, unless otherwise required by applicable law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by making a release to a U.S. news agency or another means of announcement that the Offerors deem appropriate.

How will the exchange offers and consent solicitations affect the trading markets for the Old Notes that are not exchanged?

To the extent the exchange offers are completed, the aggregate principal amount of outstanding Old Notes will be reduced, with the amounts of those Old Notes at a higher Acceptance Priority Level likely to be reduced by the largest proportional amount. A reduction in the aggregate principal amount of outstanding Old Notes of any issue may materially and adversely affect the liquidity of the Old Notes of any such issue that remains outstanding after completion of the exchange offers. A series of securities with a small principal amount available for trading, or “float,” could command a lower price than does a comparable series of securities with a larger float. Therefore, the market price for each issue of Old Notes that remains outstanding after completion of the exchange offers may be materially and adversely affected. A reduced float may also make the trading prices of any issue of Old Notes that are not exchanged more volatile. Following the completion of the exchange offers, an active trading market in the Old Notes may not exist and the trading price for the Old Notes not tendered by holders or not accepted for exchange may materially decline.

Will the Offerors receive any proceeds from the exchange offers or the consent solicitations?

No. The Offerors will not receive any cash proceeds from the exchange offers or the consent solicitations. Any Legacy Notes and TCEH Notes accepted for exchange in the exchange offers may remain outstanding and be held by EFH Corp., EFCH and/or EFIH. Any 2017 Notes accepted for exchange in the exchange offers are expected to be retired and cancelled.

How do I tender my Old Notes for exchange in the exchange offers and deliver Consents in the consent solicitations?

If a holder wishes to participate in the exchange offers and the consent solicitations, if applicable, and such holder’s Old Notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee, such holder must instruct such custodial entity (pursuant to the procedures of the custodial entity) to tender the Old Notes and deliver the related Consents, if applicable. In order to participate in the consent solicitations, Consent Notes must be validly tendered (and not validly withdrawn), thereby delivering the related Consent, at or prior to the Consent Date.

Custodial entities that are participants in DTC must tender Old Notes and, if applicable, deliver Consents through DTC’s Automated Tender Offer Program (“ATOP”), by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by the Consent and Letter of Transmittal.

A Consent and Letter of Transmittal need not be completed and submitted in connection with tenders effected through ATOP.

How do I withdraw Old Notes previously tendered for exchange in the exchange offers and revoke Consents previously delivered in the consent solicitations?

A holder may withdraw the tender of such holder’s Old Notes at any time prior to the Expiration Date (and, if not previously accepted for exchange, after the expiration of 40 business days from October 5, 2009) by submitting a notice of withdrawal to the Exchange Agent using ATOP procedures and/or upon compliance with the other procedures described under “Withdrawal of Tenders and Revocation of Consents.” The withdrawal of any Consent Notes at or prior to the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate will constitute a revocation of the related Consents. Consents may not be revoked except by withdrawing tendered Consent Notes at or prior to the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate. Any Consents that are not revoked at or prior to the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate may not be revoked thereafter, as further described under “Withdrawal of Tenders and Revocation of Consents.” Consent Notes may be withdrawn after the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate; however, such withdrawal will not constitute a revocation of the related Consents.

Will I have to pay any fees or commissions if I tender my Old Notes for exchange in the exchange offers?

You will not be required to pay any fees or commissions to the Offerors, the Dealer Managers, the Exchange Agent or the Information Agent in connection with the exchange offers. If your Old Notes are held through a broker, dealer, commercial bank, trust company or other nominee that tenders your Old Notes on your behalf, your broker or other nominee may charge you a commission for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

Are there procedures for guaranteed delivery of Old Notes?

No. The exchange offers will not provide for guaranteed delivery procedures with respect to any issue of Old Notes.

What risks should I consider in deciding whether or not to tender my Old Notes in the exchange offers or deliver Consents in the consent solicitations?

In deciding whether to participate in the exchange offers or consent solicitations, you should carefully consider the discussion of risks and uncertainties that are described in the section of this Prospectus entitled “Risk Factors.”

What are the material U.S. federal income tax considerations of my participating in the exchange offers and consent solicitations?

Please see the section of this Prospectus entitled “Material U.S. Federal Income Tax Considerations.” You should consult your own tax advisor for a full understanding of the tax considerations of participating in the exchange offers or consent solicitations.

With whom may I talk if I have questions about the exchange offers or consent solicitations?

If you have any questions or need help in tendering your Old Notes, please contact the Information Agent or the Exchange Agent whose addresses and telephone numbers are listed on the back cover of this Prospectus or your broker, dealer, commercial bank, trust company or other nominee through which your Old Notes are held.

SUMMARY

This summary highlights selected information appearing elsewhere in this Prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the New Senior Secured Notes or delivering Consents with respect to the Consent Notes. You should carefully read this summary together with the entire Prospectus, including the information set forth in the section entitled “Risk Factors.”

Unless the context otherwise requires or as otherwise indicated: references in this Prospectus to “we,” “our” and “us” refer to Energy Future Holdings Corp. and its consolidated subsidiaries; references to “EFH Corp.,” “EFCH,” “TCEH” “EFIH” and “EFIH Finance” refer to Energy Future Holdings Corp., Energy Future Competitive Holdings Company, Texas Competitive Electric Holdings Company LLC, Energy Future Intermediate Holding Company LLC and EFIH Finance Inc., respectively, and not to any of their respective subsidiaries; and references to “Oncor Holdings” and “Oncor” refer to Oncor Electric Delivery Holdings Company LLC and Oncor Electric Delivery Company LLC, respectively.

On October 10, 2007, Texas Energy Future Merger Sub Corp (“Merger Sub”) merged with and into EFH Corp. (the “Merger”). As a result of the Merger, investment funds associated with or designated by Kohlberg Kravis Roberts & Co. (“KKR”), TPG Capital, L.P. (“TPG”) and Goldman, Sachs & Co. (“Goldman Sachs” and, together with KKR and TPG, the “Sponsor Group”), and certain other co-investors (collectively with the Sponsor Group, the “Investors”), own EFH Corp. through Texas Energy Future Holdings Limited Partnership (“Texas Holdings”), with the Sponsor Group controlling Texas Holdings’ general partner, Texas Energy Future Capital Holdings LLC.

Our Businesses

We are a Dallas-based energy company that manages a portfolio of competitive and regulated energy businesses in Texas. EFH Corp. is a holding company conducting its operations principally through its subsidiaries, TCEH and Oncor. TCEH is wholly-owned, and EFH Corp. holds an approximate 80% indirect ownership interest in Oncor.

TCEH is a holding company for subsidiaries engaged in competitive electricity market activities largely in Texas including electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales. EFCH is the parent company of TCEH and a direct subsidiary of EFH Corp.

EFIH is a holding company for subsidiaries, including Oncor, principally engaged in providing delivery services to retail electric providers, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas.

As of June 30, 2009, TCEH owned or leased 16,139 megawatts (“MW”) of generation capacity in Texas. TCEH’s generation capacity consists of lignite/coal, nuclear and natural gas-fueled generation facilities. In addition, TCEH is the largest purchaser of wind-generated electricity in Texas and the fifth largest in the U.S. TCEH is currently constructing three lignite/coal-fueled generation units in Texas with expected generation capacity totaling approximately 2,200 MW. Permits have been obtained for construction of the three units, which are expected to come on-line in 2009 and 2010. TCEH provides competitive electricity and related services to more than 2.2 million retail electricity customers in Texas.

Oncor is engaged in regulated electricity transmission and distribution operations in Texas that are primarily regulated by the PUCT. Oncor provides both distribution services to retail electric providers that sell electricity to consumers and transmission services to other electricity distribution companies, cooperatives and municipalities. Oncor operates the largest transmission and distribution system in Texas, delivering electricity to approximately three million homes and businesses and operating more than 117,000 miles of transmission and distribution lines. A significant portion of Oncor’s revenues represent fees for delivery services provided to TCEH. Distribution revenues from TCEH represented 39% and 37% of Oncor’s total revenues for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively.

EFH Corp. and Oncor have implemented certain structural and operational “ring-fencing” measures based on commitments made by Texas Holdings and Oncor to the PUCT that further separate Oncor from Texas Holdings and its other subsidiaries (collectively, the “Texas Holdings Group”). These measures also serve to mitigate Oncor’s credit exposure to those entities and to reduce the risk that the assets and liabilities of Oncor would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities.

At June 30, 2009, we had approximately 8,700 full-time employees, including approximately 2,700 employees under collective bargaining agreements.

The Sponsor Group

KKR

Established in 1976, KKR is a leading global alternative asset manager. KKR’s franchise is sponsoring and managing funds that make investments in private equity, fixed income and other assets in North America, Europe, Asia and the Middle East. Throughout its history, KKR has brought a long-term investment approach, focusing on working in partnership with management teams of its portfolio companies and investing for future competitiveness and growth. KKR has more than $37.5 billion in private equity assets under management and more than $13.3 billion in credit assets under management as of June 30, 2009 through various private and publicly traded funds and separately managed accounts. KKR also carries out capital markets activities through its broker dealer subsidiaries. KKR has offices in New York, Menlo Park, San Francisco, Houston, Washington D.C., London, Paris, Hong Kong, Tokyo, Beijing, Mumbai, Dubai and Sydney.

TPG

TPG manages one of the world’s leading private investment firms with approximately $45 billion of assets under management as of June 30, 2009. The firm was founded in 1992 and is led by David Bonderman and James G. Coulter. Through its global buyout platform, TPG Capital, the firm generally makes significant investments in companies through acquisitions and restructurings across a broad range of industries throughout North America, Europe, Asia and Australia. Notable investments by TPG’s energy, power and commodities practice have included Texas Genco, Kraton Polymers and the Vita Group.

Goldman Sachs

The Goldman Sachs Group, Inc. is a bank holding company and a leading global investment banking, securities and investment management firm. Established in 1986, the firm’s Principal Investment Area (“PIA”) is part of the Merchant Banking Division and includes the GS Capital Partners, GS Loan Partners and GS Mezzanine Partners funds. Since 1986, PIA has formed 15 investment vehicles aggregating $80 billion of capital. GS Capital Partners VI, L.P., with $20.3 billion in equity, is the Goldman Sachs Group, Inc.’s current primary investment vehicle for privately negotiated equity investments across the globe.

Recent Developments

Oncor Rate Case

In June 2008, Oncor filed for a rate review with the PUCT (Docket No. 35717) and 204 cities. On August 31, 2009, the PUCT issued a final order with respect to the rate review. The final order approves a total annual revenue requirement for Oncor of $2.64 billion, based on Oncor’s 2007 test year cost of service and customer characteristics. New rates have been calculated for all customer classes using 2007 test year billing metrics and the approved class cost allocation and rate design. The PUCT staff has estimated that the final order results in an approximate $115 million increase over Oncor’s 2007 test year revenues, before recovery of rate case expenses. Excluding the one-time loss on regulatory assets discussed below, the result of the rate case is not expected to have a material effect on Oncor’s net income.

Key findings made by the PUCT in the rate review include:

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recognizing and affirming Oncor’s corporate ring-fence from EFH Corp. and its unregulated affiliates by rejecting a proposed consolidated tax savings adjustment arising out of EFH Corp.’s ability to offset Oncor’s taxable income against losses from other investments;

•

approving the recovery of all of Oncor’s capital investment in its transmission and distribution system, including investment in certain automated meters that will be replaced pursuant to Oncor’s advanced meter deployment plan;

•	denying recovery of $25 million of certain regulatory assets, which will result in a $16 million after-tax loss being recognized in the third quarter 2009; and

•	setting Oncor’s return on equity at 10.25%.

New rates were implemented effective September 17, 2009. The final order is subject to motions for rehearing and appeals.

TCEH Senior Secured Facilities Amendment

On August 7, 2009, TCEH, certain of its subsidiaries, and EFCH, the parent company of TCEH, entered into an amendment (the “Amendment”) to the Senior Secured Credit Agreement, dated as of October 10, 2007, by and among EFCH, TCEH, as borrower, Citibank, N.A., as administrative agent, and the various other lenders and parties thereto (the “TCEH Senior Secured Facilities”). In the Amendment, TCEH agreed to reduce its existing first lien capacity under the TCEH Senior Secured Facilities by $1.25 billion in exchange for the ability to issue up to an additional $4.0 billion of notes or loans ranking junior to TCEH’s first lien obligations, provided that:

•	such notes or loans mature later than the latest maturity date of any of the initial term loans under the TCEH Senior Secured Facilities, and

•

any net cash proceeds from any such issuances are used (x) in exchange for, or to refinance, repay, retire, refund or replace indebtedness of TCEH or (y) to acquire, directly or indirectly, all or substantially all of the property and assets or business of another person or to finance the purchase price, cost of design, acquisition, construction, repair, restoration, replacement, expansion, installation or improvement of certain fixed or capital assets.

In addition, the Amendment permits TCEH to, among other things:

•

issue new secured notes or loans, which may include, in each case, indebtedness secured on a pari passu basis with the obligations under the TCEH Senior Secured Facilities, so long as, in each case, among other things, the net cash proceeds from any such issuance are used to prepay certain loans under the TCEH Senior Secured Facilities at par, and

•

agree with individual lenders to extend the maturity of their term loans or extend or refinance their revolving credit commitments under the TCEH Senior Secured Facilities, and pay increased interest rates or otherwise modify the terms of their loans or revolving commitments in connection with such an extension.

The Amendment further provides that any new debt that ranks junior to TCEH’s first lien obligations under the TCEH Senior Secured Facilities will be excluded from the financial maintenance covenant under the TCEH Senior Secured Facilities.

Certain security agreements were amended and restated in connection with the Amendment and the other security agreements.

Credit Ratings

In August 2009, Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (a credit rating agency) (“S&P”), placed the credit ratings for EFH Corp. on “negative outlook,” citing its expectation that EFH Corp. and TCEH are likely to exercise the payment-in-kind option on their respective toggle notes for the interest period effective October 2009 through April 2010, which will increase EFH Corp.’s risk of refinancing its and its subsidiaries’ long-term debt.

A credit rating reflects only the view of a rating agency, and is not a recommendation to buy, sell or hold securities. Credit ratings can be revised upward or downward at any time by a rating agency if such rating agency decides that circumstances warrant such a change.

Long-Term Hedging Program

TCEH has a long-term hedging program designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas. Under the program, TCEH has entered into market transactions involving natural gas-related financial instruments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2009” included in Annex B to this Prospectus relating to EFH Corp. and “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2009” included in Annex D to this Prospectus relating to EFCH.

Changes in the fair value of the instruments in the long-term hedging program are being recorded as unrealized gains and losses in net income, which has and could continue to result in significant volatility in reported net income. Based on the size of the long-term hedging program as of August 31, 2009, a $1.00 per million British thermal unit change in natural gas prices across the five-year hedged period would result in the recognition of up to approximately $1.8 billion in pretax unrealized mark-to-market gains or losses.

The unrealized mark-to-market net gain related to the long-term hedging program for the eight months ended August 31, 2009 totaled $1.195 billion due to a net decrease in the forward prices of natural gas. Given the volatility of natural gas prices, it is not possible to predict future reported unrealized mark-to-market gains or losses and the actual gains or losses that will ultimately be realized upon settlement of the hedge positions in future years. If natural gas prices at settlement are lower than the prices of the hedge positions, the hedges are expected to mitigate the otherwise negative effect on earnings of lower wholesale electricity prices. However, if natural gas prices at settlement are higher than the prices of the hedge positions, the hedges are expected to dampen the otherwise positive effect on earnings of higher wholesale electricity prices and will in this context be viewed as having resulted in an opportunity cost. The cumulative unrealized mark-to-market net gain related to positions in the long-term hedging program totaled $2.067 billion, $1.537 billion and $871 million at August 31, 2009, June 30, 2009 and December 31, 2008, respectively. These values can change materially as market conditions change.

Sandow Consent Decree

An affiliate of each of EFH Corp. and EFCH (such affiliate, “Sandow Power”) is developing a lignite-fueled generation facility (the “Sandow 5 Unit”) at a site near Rockdale, Texas known as Sandow. In early July 2009, the Sandow 5 Unit synchronized to the ERCOT power grid and produced power for sale to third parties.

In connection with the acquisition of the development rights to the Sandow 5 Unit, Sandow Power became a party to a federal consent decree with, among others, the U.S. Department of Justice in August 2007 (the “Consent Decree”). A 2007 federal court order that was merged into the Consent Decree requires that, among other things, the Sandow 5 Unit achieve commercial operation (as defined in the Consent Decree) and meet certain emission-related deadlines by August 31, 2009. The Sandow 5 Unit met the commercial operation deadline by synchronizing to the ERCOT grid in early July 2009. However, due to unforeseen weather events and equipment malfunctions experienced during commissioning and start-up activities, the Sandow 5 Unit was not able to meet the emission-related deadlines by August 31, 2009. Under the terms of the Consent Decree, Sandow Power may request an extension to these deadlines for certain force majeure events (including such events as the weather events and equipment malfunctions described above). On July 14, 2009, pursuant to these provisions, Sandow Power submitted its force majeure request and ultimately requested a 75-day extension beginning on August 31, 2009. On August 18, 2009, the U.S. Department of Justice rejected Sandow Power’s force majeure request. On August 24 and 25, 2009, Sandow Power filed motions asking the federal district court that presides over the Consent Decree to resolve the parties’ differences regarding the proper interpretation of the Consent Decree deadlines and the validity of Sandow Power’s force majeure request. The federal district court held a hearing on these issues on September 10, 2009. On September 14, 2009, the federal district court granted Sandow Power’s request for force majeure relief and gave Sandow Power an additional sixty-one days from August 31, 2009 to achieve compliance with the applicable Consent Decree deadlines.

Organizational Structure

The chart below is a summary of EFH Corp.’s organizational and ownership structure and illustrates our long-term debt as of June 30, 2009, as well as the New Senior Secured Notes offered by this Prospectus. Please see “Capitalization” for further information regarding our outstanding debt amounts after giving effect to the completion of the exchange offers. The chart below excludes subsidiaries of EFH Corp. that are not subsidiaries of EFIH or EFCH, including TXU Receivables Company. TXU Receivables Company conducts an accounts receivable securitization program.

(1)	Represents Old Notes subject to the exchange offers and consent solicitations.
(2)	The consideration payable in the exchange offers will be paid 45% in New EFH Senior Secured Notes and 55% in New EFIH Senior Secured Notes; provided, however, that this consideration will be payable entirely in New EFH Senior Secured Notes if the requisite Consents are received with respect to each of the Legacy Notes Indentures.
(3)	Represents Old Notes subject to the exchange offers.
(4)	Substantially all of the subsidiaries of TCEH are engaged in competitive market activities.

Additional Information

EFH Corp. was incorporated in Texas in 1996. EFIH was formed in Delaware in 2007. EFIH Finance was incorporated in Delaware in 2009. EFCH was incorporated in Texas in 1982. The Offerors’ principal executive offices are located at Energy Plaza, 1601 Bryan Street, Dallas, TX 75201-3411. The telephone number of the Offerors’ principal executive offices is (214) 812-4600. The Offerors’ website is http://www.energyfutureholdings.com. Information on or connected to the Offerors’ website does not constitute part of this Prospectus.

Summary of the Terms of the Exchange Offers and the Consent Solicitations

The summary below describes the principal terms of the exchange offers and the consent solicitations. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more complete understanding of the terms and conditions of the exchange offers and the consent solicitations, you should read this entire Prospectus.

The Exchange Offers	Subject to the terms and conditions of the exchange offers, including the Acceptance Priority Levels, the Maximum Exchange Amount and the Priority Level 2 Cap and the possible prorations resulting therefrom, the Offerors are offering to exchange outstanding Old Notes validly tendered and not validly withdrawn for the applicable Total Consideration or Exchange Consideration set forth in this Prospectus. Subject to the terms and conditions of the exchange offers, the Offerors will accept Old Notes subject to certain limits on the aggregate principal amount of New Senior Secured Notes to be issued in the exchange offers. See “—Maximum Exchange Amount” and “—Priority Level 2 Cap” below.

Maximum Exchange Amount	The maximum aggregate principal amount of New Senior Secured Notes issuable in the exchange offers will not exceed $4.0 billion; provided that, if the requisite Consents are not received with respect to the 2017 Notes Indenture, the maximum aggregate principal amount of New Senior Secured Notes issuable in the exchange offers will not exceed $3.0 billion. The maximum principal amount of New Senior Secured Notes issuable in the exchange offers, in either case, is referred to in this Prospectus as the “Maximum Exchange Amount.” Subject to applicable law, the Offerors reserve the right, but are not obligated, to increase or decrease the Maximum Exchange Amount. For more information regarding the acceptance priorities for Old Notes validly tendered pursuant to the exchange offers in the event that the Maximum Exchange Amount is exceeded, see “—Exchange Offer Acceptance Priority” and “General Terms of the Exchange Offers and Consent Solicitations—Acceptance; Priority Proration.”

Priority Level 2 Cap	The aggregate principal amount of New Senior Secured Notes issuable in the exchange offers in exchange for Priority 2 Notes will not exceed $1.5 billion, which is referred to in this Prospectus as the “Priority Level 2 Cap.” The Offerors reserve the right, but are not obligated, to increase or decrease the Priority Level 2 Cap. See “—Exchange Offer Acceptance Priority” and “General Terms of the Exchange Offers and Consent Solicitations—Acceptance; Priority Proration” for more information on the Priority Level 2 Cap.

Exchange Offer Acceptance Priority

Subject to the terms and conditions of the exchange offers, including the Maximum Exchange Amount and the Priority Level 2 Cap, Old Notes validly tendered (and not validly withdrawn) in the exchange offers will be accepted in order of the Acceptance Priority Levels, with Level 1 being the highest Acceptance Priority Level. Old Notes validly tendered (and not validly withdrawn) will be accepted by the Offerors in the exchange offers in the following order:

•

First, all validly tendered (and not validly withdrawn) Priority 1 Notes will be accepted unless doing so would cause the Maximum Exchange Amount to be exceeded, in which case such Priority 1 Notes will be accepted on a pro rata basis up to the greatest aggregate principal amount practicable that does not cause the Maximum Exchange Amount to be exceeded, and no Priority 2 Notes will be accepted for exchange; and

•

Second, if the aggregate principal amount of Old Notes validly tendered in the exchange offers (and not validly withdrawn) by holders of Priority 1 Notes would not cause the Maximum Exchange Amount to be exceeded, all validly tendered (and not validly withdrawn) Priority 2 Notes will be accepted unless doing so, when taking into account Priority 1 Notes validly tendered (and not validly withdrawn) in the exchange offers, would cause the Maximum Exchange Amount or the Priority Level 2 Cap to be exceeded, in which case such Priority 2 Notes will be accepted on a pro rata basis up to the greatest aggregate principal amount practicable that, together with the Priority 1 Notes accepted for exchange, does not cause the Maximum Exchange Amount or the Priority Level 2 Cap to be exceeded.

The Offerors reserve the right to change the Acceptance Priority Levels in the event that the requisite Consents are not received or for other reasons, subject to applicable law.

Acceptance of Old Notes by the Offerors will be determined according to the Acceptance Priority Levels, and Old Notes validly tendered at or prior to the Early Tender Date will have no priority in acceptance by the Offerors over Old Notes validly tendered after the Early Tender Date and at or prior to the Expiration Date other than pursuant to the Acceptance Priority Levels. See “General Terms of the Exchange Offers and Consent Solicitations—Acceptance; Priority Proration.”

In the event that proration of an issue of validly tendered (and not validly withdrawn) Old Notes is required, the Offerors will determine the final proration as soon as practicable after the Expiration Date and will announce the results of the final proration by press release. To determine the principal amount accepted of each tender subject to proration, the principal amount of such tender will be multiplied by the proration rate and the resultant amount rounded down to the nearest permitted denomination of the particular issue of Old Notes. The Offerors will not be able to determine the final proration prior to the Expiration Date.

Consideration Offered in Exchange Offers	The consideration offered for the Old Notes in the exchange offers is set forth for each issue of Old Notes in the table on page ii of this Prospectus.

Upon the terms and subject to the conditions of the exchange offers, including the Acceptance Priority Levels, the Maximum Exchange Amount and the Priority Level 2 Cap and the possible prorations resulting therefrom, in exchange for each $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn) (i) at or prior to the Early Tender Date and accepted for exchange, participating holders of Old Notes will be eligible to receive the Total Consideration set forth in the table on page ii of this Prospectus under “Total Consideration if Tendered at or Prior to the Early Tender Date” and (ii) after the Early Tender Date and at or prior to the Expiration Date and accepted for exchange, participating holders of Old Notes will be eligible to receive the Exchange Consideration set forth in the table on page ii of this Prospectus under “Exchange Consideration if Tendered After the Early Tender Date and at or Prior to the Expiration Date.” The Total Consideration or Exchange Consideration, as applicable, will be payable 45% in New EFH Senior Secured Notes and 55% in New EFIH Senior Secured Notes; provided, however, that this consideration will be payable entirely in New EFH Senior Secured Notes if the requisite Consents are received with respect to each of the Legacy Notes Indentures.

Fractions	The Offerors will not accept any tender of Old Notes that would result in the issuance of less than $2,000 principal amount of New EFH Senior Secured Notes or New EFIH Senior Secured Notes to a participating holder. The aggregate principal amount of New EFH Senior Secured Notes or New EFIH Senior Secured Notes issued to each participating holder for all Old Notes validly tendered (and not validly withdrawn) will be rounded down, if necessary, to $2,000 or the nearest whole multiple of $1,000 in excess thereof. This rounded amount will be the principal amount of New EFH Senior Secured Notes or New EFIH Senior Secured Notes you will receive, and no additional cash will be paid in lieu of any principal amount of New EFH Senior Secured Notes or New EFIH Senior Secured Notes not received as a result of rounding down.

The Consent Solicitations	Upon the terms and subject to the conditions described in this Prospectus and the Consent and Letter of Transmittal, EFH Corp. is soliciting Consents in the consent solicitations of holders of the Consent Notes to the Proposed Amendments.

The solicitation of consents for each issue of Consent Notes will expire on the Consent Date. Consent Notes validly tendered pursuant to the exchange offers (and not validly withdrawn) at or prior to the Consent Date will be deemed to include Consents to the Proposed Amendments. The completion, execution and delivery of a Consent and Letter of Transmittal, or transmission of an Agent’s Message, in connection with a valid tender of Consent Notes pursuant to the applicable exchange offer at or prior to the Consent Date will constitute the delivery of Consents with respect to such Consent Notes. Holders may not validly tender Consent Notes in the exchange offers at or prior to the Consent Date without delivering the related Consents in the consent solicitations and may not validly withdraw previously tendered Consent Notes at or prior to the Consent Date without revoking the related Consents. Holders may not deliver Consents in the consent solicitations without validly tendering their Consent Notes in the exchange offers at or prior to the Consent Date and may only validly revoke Consents by validly withdrawing the previously tendered related Consent Notes at or prior to the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate. Holders may tender Consent Notes after the Consent Date and at or prior to the Expiration Date without delivering Consents but holders tendering Consent Notes after the Early Tender Date will not be eligible to receive the applicable Total Consideration with respect to such Consent Notes.

If the requisite Consents with respect to a given Consent Notes Indenture are received and a Supplemental Indenture for such Consent Notes Indenture is executed, EFH Corp. will pay to each holder that validly delivers and does not validly revoke Consents in respect of such Consent Notes, in addition to any Total Consideration or Exchange Consideration, as applicable, payable to such holder, a cash consent payment of $2.50 per $1,000 principal amount of such Consent Notes. Consent payments are not subject to proration. The consent payments will be made on the Settlement Date or promptly following the termination of the exchange offers, as applicable. EFH Corp.’s obligation to make consent payments is not conditioned upon completion of the exchange offers. However, the Proposed Amendments in any executed Supplemental Indenture relating to the Consent Notes that were the subject of a terminated exchange offer will not become operative with respect to such issue of Consent Notes. See “Procedures for Tendering Old Notes and Delivering Consents” for more information.

The Proposed Amendments

The Proposed Amendments would eliminate substantially all of the restrictive covenants contained in the Consent Notes Indentures and the Consent Notes, eliminate certain events of default, modify covenants regarding mergers and consolidations, and modify or eliminate certain other provisions, including the limitation on the incurrence of secured indebtedness in the Legacy Notes Indentures and the limitations on the incurrence of indebtedness and liens in the 2017 Notes Indenture, such that an unlimited amount of secured debt could be issued by EFH Corp. under the terms of the Consent Notes Indentures, and certain provisions relating to defeasance contained in the 2017 Notes Indenture and 2017 Notes which would otherwise prevent a defeasance without, among other things, delivery of an opinion of counsel confirming such defeasance does not constitute a taxable event. See “Proposed

Amendments” for more information regarding the Proposed Amendments.

In addition to the foregoing, execution and delivery of the Consent and Letter of Transmittal will constitute an express waiver by a consenting holder of the Consent Notes with respect to all claims against the Offerors and the Sponsor Group of any breach, default or event of default that may have arisen under the Consent Notes Indentures.

Requisite Consents	In order to be adopted with respect to a particular issue of Consent Notes, the applicable Proposed Amendments must be consented to by the holders of at least a majority of the outstanding aggregate principal amount of such issue of Consent Notes, voting as a separate class; provided, however, that the holders of both issues of the 2017 Notes vote together as a single class and, accordingly, the Proposed Amendments to the 2017 Notes Indenture must be consented to by the holders of at least a majority of the outstanding aggregate principal amount of all the 2017 Notes voting together as a single class. It is expected but not required that the Supplemental Indentures will be executed promptly following the Consent Date assuming receipt of the requisite Consents for the Proposed Amendments. The Supplemental Indentures relating to the Proposed Amendments will become effective immediately upon their execution and delivery by the parties thereto; however, the Proposed Amendments for an issue of Consent Notes will not become operative until immediately prior to the acceptance for exchange of Old Notes upon the terms and subject to the conditions set forth herein. Consent Notes held by members of the Sponsor Group and their affiliates will not be considered outstanding for the purposes of determining whether the holders of the required outstanding principal amount of any issue of Consent Notes have delivered Consents necessary to adopt the Proposed Amendments with respect to such issue of Consent Notes.

Consent Date	To deliver Consents pursuant to the consent solicitations, holders must validly tender (and not validly withdraw) their Consent Notes, and thereby deliver Consents related to such Consent Notes, at or prior to 5:00 p.m., New York City time, on October 19, 2009, unless extended by EFH Corp.

Early Tender Date	To tender by the Early Tender Date, holders must validly tender (and not validly withdraw) their Old Notes at or prior to 5:00 p.m., New York City time, on October 19, 2009, unless extended by the Offerors.

Expiration Date	The exchange offers will expire at 5:00 p.m., New York City time, on November 3, 2009, unless extended by the Offerors.

Procedure for Tenders and Delivery of Consents

If a holder wishes to participate in the exchange offers and the consent solicitations, if applicable, and such holder’s Old Notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee, such holder must instruct such custodial entity (pursuant to the procedures of the custodial entity) to tender the Old Notes and deliver the related Consents, if applicable. In order to participate in the consent solicitations, Consent Notes must be validly tendered (and not validly withdrawn), thereby delivering the related Consent, at or prior to the Consent Date.

Custodial entities that are participants in DTC must tender Old Notes and, if applicable, deliver Consents through ATOP, by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by the Consent and Letter of Transmittal. A Consent and Letter of Transmittal need not be completed and submitted in connection with tenders effected through ATOP.

No Guaranteed Delivery	The exchange offers will not provide for guaranteed delivery procedures with respect to any issue of Old Notes.

Withdrawal of Tenders and Revocation of Consents	A holder may withdraw the tender of such holder’s Old Notes at any time prior to the Expiration Date (and, if not previously accepted for exchange, after the expiration of 40 business days from October 5, 2009) by submitting a notice of withdrawal to the Exchange Agent using ATOP procedures and/or upon compliance with the other procedures described under “Withdrawal of Tenders and Revocation of Consents.” The withdrawal of any Consent Notes at or prior to the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate will constitute a revocation of the related Consents. Consents may not be revoked except by withdrawing tendered Consent Notes at or prior to the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate. Any Consents that are not revoked at or prior to the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate may not be revoked thereafter, as further described under “Withdrawal of Tenders and Revocation of Consents.” Consent Notes may be withdrawn after the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate; however, such withdrawal will not constitute a revocation of the related Consents.

Settlement Date	Subject to the terms and conditions of the exchange offers, the settlement date for the exchange offers will occur promptly following the Expiration Date (such date, the “Settlement Date”). Assuming that the exchange offers and consent solicitations are not extended, we expect that the Settlement Date will be on or about the third business day following the Expiration Date.

The New Senior Secured Notes	For a description of the terms of the New EFH Senior Secured Notes, see “—Summary of New EFH Senior Secured Notes” and

“Description of the EFH Corp. Notes.” For a description of the terms of the New EFIH Senior Secured Notes, see “—Summary of New EFIH Senior Secured Notes” and “Description of the EFIH Notes.” For a comparison of the principal differences between the Old Notes and the New Senior Secured Notes, see “Comparison of Principal Differences Among Old Notes and New Senior Secured Notes”.

Collateral	The guarantee of the New EFH Senior Secured Notes by EFIH and the New EFIH Senior Secured Notes will each be secured by EFIH’s pledge of 100% of the membership interests and other investments it owns in Oncor Holdings (which currently represent an approximate 80% equity interest in Oncor).

Accrued and Unpaid Interest	If Old Notes (other than Old Toggle Notes) are validly tendered by a holder (and not validly withdrawn) for exchange pursuant to the exchange offers and such Old Notes are accepted for exchange, such holder will be entitled to receive, with respect to any of such holder’s accepted Old Notes (other than Old Toggle Notes), an amount equal to accrued and unpaid interest, if any, in cash from the last applicable interest payment date to, but not including, the Settlement Date. All participating holders of Old Toggle Notes will also receive in the exchange offers, with respect to any of their Old Toggle Notes accepted for exchange, in lieu of accrued and unpaid payment-in-kind interest with respect to such Old Toggle Notes, if any, from the last applicable interest payment date to, but not including, the Settlement Date, additional New Senior Secured Notes paid in accordance with the applicable consideration listed on page ii of this Prospectus.

Conditions to the Exchange Offers and the Consent Solicitations	The exchange offers are not conditioned on any minimum principal amount of Old Notes being validly tendered or the issuance of a minimum principal amount of New Senior Secured Notes or the receipt of requisite Consents to adopt the Proposed Amendments. However, the exchange offers and the consent solicitations are subject to the conditions described under “Conditions of the Exchange Offers and the Consent Solicitations,” including the conditions applicable to the exchange offers that the registration statement of which this Prospectus forms a part has been declared effective by the SEC and that the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes to be issued in the exchange offers are approved for listing on the New York Stock Exchange, subject to notice of issuance (which conditions cannot be waived). Subject to applicable law, the Offerors have the right to terminate or withdraw the exchange offers and the consent solicitations at any time and for any reason, including if any of the conditions described under “Conditions of the Exchange Offers and the Consent Solicitations” are not satisfied or waived.

Consequences of Failure to Tender	If the Offerors complete the exchange offers, obligations with respect to any Consent Notes not tendered by holders or not accepted for exchange or otherwise left outstanding following the completion of the exchange offers will not be secured by the Collateral and will therefore be effectively subordinated to the New Senior Secured Notes to the extent of the value of the Collateral. Further, if the requisite Consents are received with respect to a given Consent Notes Indenture and the Supplemental Indenture giving effect to the related Proposed Amendments is executed and the Proposed Amendments become operative with respect to such Consent Notes Indenture, holders of such Consent Notes left outstanding following completion of the exchange offers will no longer be entitled to the benefits of the covenants, events of default and other provisions that are eliminated or modified pursuant to such Proposed Amendments. In addition, due to the Acceptance Priority Levels, the Maximum Exchange Amount and the possible prorations resulting therefrom, following the completion of the exchange offers, a holder may still own Consent Notes for which the Proposed Amendments have become operative even though such holder validly tendered (and did not validly withdraw) all of its Consent Notes. To the extent that Old Notes are tendered and accepted in the exchange offers, any existing trading market for the remaining Old Notes may become further limited. The smaller outstanding principal amount may make the trading price of the Old Notes that are not tendered and accepted for payment more volatile. Consequently, the liquidity, market value and price volatility of Old Notes that remain outstanding may be materially and adversely affected. For a description of consequences of failing to tender your Old Notes pursuant to the exchange offers, see “Risk Factors—Risks to Holders of Old Notes Not Tendered or Not Accepted for Exchange.”

Amendment and Termination

Subject to applicable law, the Offerors may terminate or withdraw at their sole discretion any of the exchange offers or the consent solicitations at any time and for any reason, including if any condition to the exchange offers and the consent solicitations is not satisfied or waived by the Expiration Date. The Offerors reserve the right, subject to applicable law, to (i) waive any and all of the conditions of the exchange offers and the consent solicitations (except for the conditions applicable to the exchange offers that the registration statement of which this Prospectus forms a part has been declared effective by the SEC and that the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes to be issued in the exchange offers are approved for listing on the New York Stock Exchange, subject to notice of issuance (which conditions cannot be waived)) at or prior to the Expiration Date and (ii) amend the terms of the exchange offers or the consent solicitations. Any waiver or amendment may apply to one or more (but not necessarily all) of the exchange offers and consent solicitations. In the event that an exchange offer or consent solicitation is terminated, withdrawn or otherwise not completed at or prior to the Expiration Date, no consideration or consent payment will be paid or become payable to holders who have validly tendered their Old Notes pursuant to such exchange offer or delivered their Consents in such consent solicitation, as applicable, other than the consent payments with respect to an issue of Consent Notes for which requisite Consents were received and a Supplemental Indenture was executed. In any such event, (i) Old Notes previously tendered pursuant to the exchange offers will be promptly returned to the tendering holders and (ii) the Proposed Amendments in any executed Supplemental Indenture relating to the Consent Notes that were the subject of such terminated exchange offer will not become operative with respect to such issue of Consent Notes. See “General Terms of the Exchange Offers and Consent Solicitations—Extension, Termination or Amendment.”

Use of Proceeds	The Offerors will not receive any cash proceeds from the exchange offers or consent solicitations. Any Legacy Notes and TCEH Notes accepted for exchange in the exchange offers may remain outstanding and be held by EFH Corp., EFCH and/or EFIH. Any 2017 Notes accepted for exchange in the exchange offers are expected to be retired and cancelled.

Taxation	For a discussion of material U.S. federal income tax consequences of the exchange offers, see “Material U.S. Federal Income Tax Considerations.”

Regulatory Approvals	Other than the declaration of effectiveness by the SEC of the registration statement of which this Prospectus forms a part, the Offerors are not aware of any regulatory approvals necessary to complete the exchange offers or the consents solicitations.

Dealer Managers and Solicitation Agents	Citigroup Global Markets Inc. and Goldman, Sachs & Co. are acting as lead dealer managers and solicitation agents in the United States, and Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., KKR Capital Markets LLC (“KKR Capital Markets”) and Morgan Stanley & Co. Incorporated are also acting as dealer managers and solicitation agents in the United States (together, the “Dealer Managers”) for the exchange offers and consent solicitations. The addresses and telephone numbers of the lead Dealer Managers are listed on the back cover of this Prospectus.

Exchange Agent and Information Agent	Global Bondholder Services Corporation. The address and telephone numbers of the Exchange Agent and Information Agent are listed on the back cover of this Prospectus.

Conflicts of Interest

Because affiliates of each of Goldman Sachs and KKR, as members of the Sponsor Group, may be deemed to control EFH Corp., and because each of Goldman, Sachs & Co. and KKR Capital Markets is acting as a participating Dealer Manager in connection with the exchange offers, the Financial Industry Regulatory Authority, Inc.

(“FINRA”) may view the participation of each of Goldman, Sachs & Co. and KKR Capital Markets to be a conflict of interest, as that term is defined in the National Association of Securities Dealers (“NASD”) Rule 2720, as administered by FINRA. Accordingly, the exchange offers will be made in compliance with the applicable provisions of NASD Rule 2720. Pursuant to that rule, a “qualified independent underwriter,” as defined by NASD Conduct Rule 2720(f)(12), must participate in the preparation of the offering document and perform its usual standard of due diligence with respect to the offering document. Citigroup Global Markets Inc. has agreed to act as qualified independent underwriter for the exchange offers and to review and participate in the preparation of this Prospectus and perform its usual standard of due diligence with respect to this Prospectus. EFH Corp., EFIH and EFIH Finance have agreed, jointly and severally, to indemnify Citigroup Global Markets Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Risk Factors	In addition to the other information included in this Prospectus, you should carefully consider the information set forth in the section entitled “Risk Factors” beginning on page 46 before deciding whether or not to participate in the exchange offers and/or the consent solicitations.

Summary of New EFH Senior Secured Notes

The summary below describes the principal terms of the New EFH Senior Secured Notes and the related indenture. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the EFH Corp. Notes” section of this Prospectus contains more detailed descriptions of the terms and conditions of the New EFH Senior Secured Notes and the related indenture.

Issuer	Energy Future Holdings Corp.

Securities Offered	9.75% Senior Secured Notes due 2019.

Maturity Date	October 15, 2019.

Interest Rate	The New EFH Senior Secured Notes will accrue interest at the rate of 9.75% per annum.

Interest Payment Dates	Interest on the New EFH Senior Secured Notes is payable on April 15 and October 15 of each year, commencing on April 15, 2010.

Ranking	The New EFH Senior Secured Notes will:

•

be senior obligations of EFH Corp. and will rank equally in right of payment with all senior indebtedness of EFH Corp. (including EFH Corp.’s 4.80% Series O Senior Notes due 2009 and any Legacy Notes and 2017 Notes that remain outstanding after the exchange offers);

•	be effectively subordinated to any indebtedness of EFH Corp. secured by assets of EFH Corp. to the extent of the value of the assets securing such indebtedness;

•

be structurally subordinated to all indebtedness and other liabilities of EFH Corp.’s non-guarantor subsidiaries, including Oncor Holdings, TCEH and each of their respective subsidiaries, any of EFH Corp.’s foreign subsidiaries and any other unrestricted subsidiaries;

•	be senior in right of payment to any future subordinated indebtedness of EFH Corp; and

•	be guaranteed as described in “—Guarantees.”

As of June 30, 2009, on a pro forma basis after giving effect to the transactions contemplated by this Prospectus, assuming tender and acceptance of all Priority 1 Notes on a pro rata basis up to the Maximum Exchange Amount with all such notes being tendered at or prior to the Early Tender Date, (1) EFH Corp. would not have had any senior secured indebtedness and (2) the New EFH Senior Secured Notes would have been structurally subordinated to approximately $36.74 billion principal amount of indebtedness (includes long-term debt, including amounts due currently, and short-term borrowings) of EFH Corp.’s subsidiaries, including all of TCEH’s and its subsidiaries’ indebtedness and all of Oncor Holdings’ and its subsidiaries’ indebtedness. As of June 30, 2009, TCEH had approximately $2.28 billion of additional available capacity under the TCEH Senior Secured Facilities (excluding amounts available under its senior secured cash posting credit facility and $42 million of commitments from a subsidiary of Lehman Brothers Holding Inc. (such subsidiary, “Lehman”) that has filed for bankruptcy under Chapter 11 of Title 11 of the United States Code, as amended (the “Bankruptcy Code”), but including $139 million of undrawn commitments from Lehman that are only available from the fronting banks and the swingline lender and $467 million of available letter of credit capacity), and Oncor had approximately $1.336 billion of additional available capacity under its revolving credit facility (excluding $122 million of undrawn commitments from Lehman). In addition, the TCEH Senior Secured Facilities permit TCEH to issue up to $5.0 billion of secured notes or loans ranking junior to TCEH’s senior secured borrowings.

Guarantees	The New EFH Senior Secured Notes will be unconditionally guaranteed, jointly and severally, by EFCH (the parent of TCEH) on a senior unsecured basis and EFIH (the parent of Oncor Holdings) (the “Guarantors”) on a senior secured basis (to the extent of the Collateral securing the guarantee).

The Guarantees:

•	will be a general senior obligation of each Guarantor;

•

in the case of the Guarantee from EFIH, will be secured by the pledge of any investments EFIH owns in Oncor Holdings or any of its subsidiaries, which on the date the New EFH Senior Secured Notes are issued in the exchange offers will consist of all of the membership interests it owns in Oncor Holdings;

•	in the case of the Guarantee from EFCH, will not be secured;

•	will rank equally in right of payment with all existing and future senior indebtedness of each Guarantor;

•	in the case of the Guarantee from EFIH, will be effectively senior to all unsecured indebtedness of EFIH to the extent of the value of the Collateral securing such Guarantee;

•	will be effectively subordinated to all secured indebtedness of each Guarantor secured by assets other than the Collateral to the extent of the value of the assets securing such indebtedness;

•

will be structurally subordinated to any existing and future indebtedness and liabilities of subsidiaries of a Guarantor that do not Guarantee the New EFH Senior Secured Notes, including the Oncor Subsidiaries in the case of EFIH, and TCEH and its subsidiaries in the case of EFCH, and any other unrestricted subsidiaries;

•	will be senior in right of payment to any future subordinated indebtedness of each Guarantor; and

•	will be effectively senior, in the case of EFIH, to all obligations under any future junior lien debt with respect to the Collateral.

As of June 30, 2009, on a pro forma basis after giving effect to the transactions contemplated by this Prospectus, assuming tender and acceptance of all Priority 1 Notes on a pro rata basis up to the Maximum Exchange Amount with all such notes being tendered at or prior to the Early Tender Date, the EFCH guarantee would have been effectively junior to approximately $94 million of senior secured indebtedness of EFCH (excluding ECFH’s secured guarantee of $22.309 billion of senior secured borrowings by TCEH under its senior secured credit facilities). As of June 30, 2009, TCEH had approximately $2.28 billion of additional available senior secured capacity under the TCEH Senior Secured Facilities (excluding amounts available under its senior secured cash posting credit facility and $42 million of commitments from Lehman that has filed for bankruptcy under Chapter 11 of the Bankruptcy Code, but including $139 million of undrawn commitments from Lehman that are only available from the fronting banks and the swingline lender and $467 million of available letter of credit capacity). In addition, the TCEH Senior Secured Facilities permit TCEH to issue up to $5.0 billion of notes or loans ranking junior to TCEH’s senior secured borrowings. None of EFH Corp.’s other subsidiaries will guarantee the New EFH Senior Secured Notes. For the year ended December 31, 2008 and the six months ended June 30, 2009, the non-guarantor subsidiaries generated all of EFH Corp.’s consolidated total revenue. In addition, as of June 30, 2009, the non-guarantor subsidiaries held substantially all of EFH Corp.’s consolidated total assets.

See “Risk Factors—Risks Related to the Exchange Offers and the New Senior Secured Notes—The liabilities of each of EFH Corp. and EFCH currently exceed its assets as shown on its most recent balance sheet, and after giving effect to the exchange offers, the liabilities of EFIH may exceed its assets as shown on its most recent balance sheet. If a court were to find that EFH Corp., EFCH or EFIH were insolvent before or after giving effect to the exchange offers and did not receive reasonably equivalent value or fair consideration in the exchange offers, the court may void all or a portion of the obligations represented by the New EFH Senior Secured Notes, the New EFIH Senior Secured Notes or the guarantees of the New EFH Senior Secured Notes by EFIH or EFCH or the pledge of the Collateral granted by EFIH for such notes as a fraudulent conveyance.”

Security	EFIH’s guarantee of the New EFH Senior Secured Notes will be secured by EFIH’s pledge of 100% of the membership interests and other investments it owns in Oncor Holdings. See “Description of the

EFH Corp. Notes—Security for the Notes.” See also “Risk Factors—Risks Related to the Exchange Offers and the New Senior Secured Notes—The indentures governing the New Senior Secured Notes may not protect holders from all actions that EFH Corp., EFIH or the Oncor Subsidiaries may take that would reduce your interest in the Collateral or that may reduce the value of the Collateral, including sales or exchanges of the Collateral or the assets of the Oncor Subsidiaries for other assets or investments.”

Optional Redemption	EFH Corp. may redeem any of the New EFH Senior Secured Notes on and after October 15, 2014 at the redemption prices set forth in this Prospectus. EFH Corp. may also redeem any of the New EFH Senior Secured Notes at any time prior to October 15, 2014 at a price equal to 100% of their principal amount, plus accrued interest and a “make-whole” premium. In addition, before October 15, 2012, EFH Corp. may redeem up to 35% of the aggregate principal amount of the New EFH Senior Secured Notes, using the proceeds from certain equity offerings at the redemption price set forth in this Prospectus. See “Description of the EFH Corp. Notes—Optional Redemption.”

Change of Control Offer	Upon the occurrence of certain transactions meeting the definition of “change of control,” holders of the New EFH Senior Secured Notes will have the right to require EFH Corp. to repurchase some or all of the New EFH Senior Secured Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. This right is subject to important limitations. For example, this right will not apply to a transaction that would otherwise be a “change of control” if EFH Corp. complies with the provisions relating to a transfer of either the Oncor business or the TCEH business described below under

“—Important Covenants” or if the transaction meets certain other requirements. See “Description of the EFH Corp. Notes—Repurchase at the Option of Holders—Change of Control” and the definition of “Change of Control” under “Description of the EFH Corp. Notes.”

EFH Corp. may not be able to pay holders the required price for New EFH Senior Secured Notes they present to it at the time of a change of control, because EFH Corp. may not have enough funds at that time or the terms of EFH Corp.’s other indebtedness or any of its subsidiaries’ indebtedness, including the TCEH Senior Secured Facilities, may prevent EFH Corp. from making such payment or receiving funds from its subsidiaries in an amount sufficient to fund such payment.

See “Risk Factors—Risks Related to the Exchange Offers and the New Senior Secured Notes—The Offerors may not be able to repurchase the New Senior Secured Notes upon a change of control,” “Risk Factors—Risks Related to the Exchange Offers and the New Senior Secured Notes—We may transfer or dispose of our interests in EFIH or Oncor Holdings to a third party in a manner that would result in EFIH or such third party becoming the obligor under the New EFH

Senior Secured Notes, or such third party becoming the obligor under the New EFIH Senior Secured Notes, without EFH Corp. or EFIH, as the case may be, being required to offer to repurchase the New Senior Secured Notes. The risks of an investment in the New Senior Secured Notes may increase further following such a transaction” and “Risk Factors—Risks Related to the Exchange Offers and the New Senior Secured Notes—We may transfer or dispose of our interests in or the assets of TCEH to a third party without such third party becoming the obligor under the New EFH Senior Secured Notes and without being required to offer to repurchase the New EFH Senior Secured Notes.”

Important Covenants	The indenture governing the New EFH Senior Secured Notes will contain covenants limiting EFH Corp.’s ability and the ability of its restricted subsidiaries to:

•	pay dividends on or make distributions in respect of EFH Corp.’s capital stock or make other restricted payments;

•	make investments (including investments in Oncor);

•	incur additional debt or issue some types of preferred shares;

•	create liens on assets to secure debt;

•	sell assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of their assets in certain circumstances;

•	enter into certain transactions with their affiliates; and

•	designate EFH Corp.’s subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important additional limitations and exceptions. For example, the first to occur of the sale of all of the Oncor business (as defined under “Permitted Asset Transfer” under “Description of the EFH Corp. Notes”) and all of the TCEH business (as defined under “TCEH Transfer” under “Description of the EFH Corp. Notes”) will not be considered the sale of all or substantially all of EFH Corp.’s assets under the indenture so long as certain conditions are satisfied, in the case of the sale of the Oncor business, including the condition that the transferee assumes the obligations under the New EFH Senior Secured Notes. The transferee in the case of a TCEH Transfer would not assume such obligations. Certain other transactions (including certain intercompany transactions) involving the Oncor business will also not be considered the sale of all or substantially all of EFH Corp.’s assets.

Oncor Holdings, the immediate parent of Oncor, and its subsidiaries will be Unrestricted Subsidiaries under the indenture and, accordingly, will not be subject to any of the restrictive covenants in the indenture. See “Description of the EFH Corp. Notes.”

No Prior Market	The New EFH Senior Secured Notes will be new securities for which there is currently no market. Although the Dealer Managers have informed EFH Corp. that they intend to make a market in the New EFH Senior Secured Notes, they are not obligated to do so, and they may discontinue market making activities at any time without notice. Accordingly, a liquid market for the New EFH Senior Secured Notes may not develop or be maintained. Additionally, certain of the Dealer Managers may be restricted in their market-making activities. See “Risk Factors—Risks Related to the Exchange Offers and the New Senior Secured Notes—An active trading market may not develop for the New Senior Secured Notes.”

Listing	EFH Corp. intends to apply to list the New EFH Senior Secured Notes on the New York Stock Exchange. The exchange offers are subject to the condition that the New EFH Senior Secured Notes to be issued in the exchange offers are approved for listing on the New York Stock Exchange, subject to notice of issuance (which condition cannot be waived).

Use of Proceeds	EFH Corp. will not receive any cash proceeds from the exchange offers or the consent solicitations. Any Legacy Notes and TCEH Notes accepted for exchange in the exchange offers may remain outstanding and be held by EFH Corp., EFCH and/or EFIH. Any 2017 Notes accepted for exchange in the exchange offers are expected to be retired and cancelled.

Denominations	The New EFH Senior Secured Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Risk Factors	In addition to the other information included in this Prospectus, you should carefully consider the information set forth in the section entitled “Risk Factors” beginning on page 46 before deciding whether or not to participate in the exchange offers and/or the consent solicitations.

Summary of New EFIH Senior Secured Notes

The summary below describes the principal terms of the New EFIH Senior Secured Notes and the related indenture. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the EFIH Notes” section of this Prospectus contains more detailed descriptions of the terms and conditions of the New EFIH Senior Secured Notes and the related indenture.

Issuer	Energy Future Intermediate Holding Company LLC and EFIH Finance Inc. (together, the “EFIH Offeror”)

Securities Offered	9.75% Senior Secured Notes due 2019.

Maturity Date	October 15, 2019.

Interest Rate	The New EFIH Senior Secured Notes will accrue interest at the rate of 9.75% per annum.

Interest Payment Dates	Interest on the New EFIH Senior Secured Notes is payable on April 15 and October 15 of each year, commencing on April 15, 2010.

Ranking	The New EFIH Senior Secured Notes will:

•

be senior obligations of the EFIH Offeror and will rank equally in right of payment with all existing and future senior indebtedness of the EFIH Offeror (including EFIH’s guarantees of EFH Corp.’s indebtedness, including the 2017 Notes and the New EFH Senior Secured Notes);

•

will be secured by the pledge of any investments EFIH owns in Oncor Holdings or any of its subsidiaries, which on the date the New EFIH Senior Secured Notes are issued in the exchange offers will consist of all of the membership interests EFIH owns in Oncor Holdings;

•	be effectively senior to all unsecured indebtedness of the EFIH Offeror and any indebtedness secured by the Collateral on a subordinated basis, to the extent of the value of the Collateral;

•

be effectively subordinated to any indebtedness of the EFIH Offeror secured by assets of the EFIH Offeror other than the Collateral, to the extent of the value of the assets securing such indebtedness;

•

be structurally subordinated to all indebtedness and other liabilities of EFIH’s subsidiaries (other than EFIH Finance), including Oncor Holdings and its subsidiaries, any of EFIH’s future foreign subsidiaries and any other unrestricted subsidiaries; and

•	be senior in right of payment to any future subordinated indebtedness of the EFIH Offeror.

As of June 30, 2009, on a pro forma basis after giving effect to the transactions contemplated by this Prospectus, assuming tender and acceptance of all Priority 1 Notes on a pro rata basis up to the Maximum Exchange Amount with all such notes being tendered at or prior to the Early Tender Date, (1) the EFIH Offeror would not have had any senior indebtedness other than the guarantee by EFIH of the New EFH Senior Secured Notes and any 2017 Notes remaining outstanding following the exchange offers and (2) the New EFIH Senior Secured Notes would have been structurally subordinated to approximately $5.719 billion principal amount of indebtedness (includes long-term debt, including amounts due currently, and short-term borrowings) of the EFIH Offeror’s subsidiaries (other than EFIH Finance), including all of Oncor Holdings’ and its subsidiaries’ indebtedness. As of June 30, 2009, Oncor had approximately $1.336 billion of additional available capacity under its revolving credit facility (excluding $122 million of undrawn commitments from Lehman).

See “Risk Factors—Risks Related to the Exchange Offers and the New Senior Secured Notes—The liabilities of each of EFH Corp. and EFCH currently exceed its assets as shown on its most recent balance sheet, and after giving effect to the exchange offers, the liabilities of EFIH may exceed its assets as shown on its most recent balance sheet. If a court were to find that EFH Corp., EFCH or EFIH were insolvent before or after giving effect to the exchange offers and did not receive reasonably equivalent value or fair consideration in the exchange offers, the court may void all or a portion of the obligations represented by the New EFH Senior Secured Notes, the New EFIH Senior Secured Notes or the guarantees of the New EFH Senior Secured Notes by EFIH or EFCH or the pledge of the Collateral granted by EFIH for such notes as a fraudulent conveyance.”

Guarantees	The New EFIH Senior Secured Notes will not initially be guaranteed.

Security	The New EFIH Senior Secured Notes will be secured by the Collateral. See “Risk Factors—Risks Related to the Exchange Offers and the New Senior Secured Notes—The indentures governing the New Senior Secured Notes may not protect holders from all actions that EFH Corp., EFIH or the Oncor Subsidiaries may take that would reduce your interest in the Collateral or that may reduce the value of the Collateral, including sales or exchanges of the Collateral or the assets of the Oncor Subsidiaries for other assets or investments.”

Optional Redemption

The EFIH Offeror may redeem any of the New EFIH Senior Secured Notes on and after October 15, 2014 at the redemption prices set forth in this Prospectus. The EFIH Offeror may also redeem any of the New EFIH Senior Secured Notes at any time prior to October 15, 2014 at a price equal to 100% of their principal amount, plus accrued interest and a “make-whole” premium. In addition, before October 15, 2012, the EFIH Offeror may redeem up to 35% of the aggregate principal amount of the New EFIH Senior Secured Notes, using the proceeds from certain equity offerings at the redemption price set forth in this Prospectus. See “Description of the EFIH Notes—Optional Redemption.”

Change of Control Offer	Upon the occurrence of certain transactions meeting the definition of “change of control,” holders of the New EFIH Senior Secured Notes will have the right to require the EFIH Offeror to repurchase some or all of the New EFIH Senior Secured Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. This right is subject to important limitations. For example, this right will not apply to a transaction that would otherwise be a “change of control” if the transaction meets certain requirements. See “Description of the EFIH Notes—Repurchase at the Option of Holders—Change of Control” and the definition of “Change of Control” under “Description of the EFIH Notes.”

The EFIH Offeror may not be able to pay holders the required price for New EFIH Senior Secured Notes they present to it at the time of a change of control, because the EFIH Offeror may not have enough funds at that time, or the terms of the EFIH Offeror’s other indebtedness or any of its subsidiaries’ indebtedness, including Oncor’s revolving credit facility, may prevent the EFIH Offeror from making such payment or receiving funds from its subsidiaries in an amount sufficient to fund such payment.

See “Risk Factors—Risks Related to the Exchange Offers and the New Senior Secured Notes—The Offerors may not be able to repurchase the New Senior Secured Notes upon a change of control” and “Risk Factors—Risks Related to the Exchange Offers and the New Senior Secured Notes—We may transfer or dispose of our interests in EFIH or Oncor Holdings to a third party in a manner that would result in EFIH or such third party becoming the obligor under the New EFH Senior Secured Notes, or such third party becoming the obligor under the New EFIH Senior Secured Notes, without EFH Corp. or EFIH, as the case may be, being required to offer to repurchase the New Senior Secured Notes. The risks of an investment in the New Senior Secured Notes may increase further following such a transaction.”

Important Covenants	The indenture governing the New EFIH Senior Secured Notes will contain covenants limiting EFIH’s ability and the ability of its restricted subsidiaries to:

•	pay dividends on or make distributions in respect of EFIH’s capital stock or make other restricted payments;

•	make investments (including investments in Oncor);

•	incur additional debt or issue some types of preferred shares;

•	create liens on assets to secure debt;

•	sell assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of its assets in certain circumstances;

•	enter into certain transactions with its affiliates; and

•	designate its subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important additional limitations and exceptions. There will initially be no restricted subsidiaries under the indenture (other than EFIH Finance, which has no assets). Oncor Holdings, the immediate parent of Oncor, and its subsidiaries will be Unrestricted Subsidiaries under the indenture and, accordingly, will not be subject to any of the restrictive covenants in the indenture. See “Description of the EFIH Notes.”

No Prior Market	The New EFIH Senior Secured Notes will be new securities for which there is currently no market. Although the Dealer Managers have informed the EFIH Offeror that they intend to make a market in the New EFIH Senior Secured Notes, they are not obligated to do so, and they may discontinue market making activities at any time without notice. Accordingly, a liquid market for the New EFIH Senior Secured Notes may not develop or be maintained. Additionally, certain of the Dealer Managers may be restricted in their market-making activities. See “Risk Factors—Risks Related to the Exchange Offers and the New Senior Secured Notes—An active trading market may not develop for the New Senior Secured Notes.”

Listing	EFIH intends to apply to list the New EFIH Senior Secured Notes on the New York Stock Exchange. The exchange offers are subject to the condition that the New EFIH Senior Secured Notes to be issued in the exchange offers are approved for listing on the New York Stock Exchange, subject to notice of issuance (which condition cannot be waived).

Use of Proceeds	The EFIH Offeror will not receive any cash proceeds from the exchange offers or the consent solicitations. Any Legacy Notes and TCEH Notes accepted for exchange in the exchange offers may remain outstanding and be held by EFIH or be distributed by the EFIH Offeror to EFH Corp. Any 2017 Notes accepted for exchange in the exchange offers are expected to be distributed by the EFIH Offeror to EFH Corp.

Denominations	The New EFIH Senior Secured Notes will be issued in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

Risk Factors	In addition to the other information included in this Prospectus, you should carefully consider the information set forth in the section entitled “Risk Factors” beginning on page 46 before deciding whether or not to participate in the exchange offers and/or the consent solicitations.

EFH Corp. and its Subsidiaries

Summary Historical Consolidated Financial Data

The following table sets forth our summary historical consolidated financial data as of and for the periods indicated. The historical financial data as of December 31, 2008 and 2007 (Successor) and for the year ended December 31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and for the year ended December 31, 2006 (Predecessor) have been derived from our audited historical consolidated financial statements and related notes included elsewhere in this Prospectus. The historical financial data as of December 31, 2006, 2005 and 2004 (Predecessor) and for the years ended December 31, 2005 and 2004 (Predecessor) have been derived from our audited historical consolidated financial statements that are not included in this Prospectus. The “Predecessor” period reflects the period prior to the Merger, which occurred on October 10, 2007. The historical financial data as of June 30, 2009 and for the six months ended June 30, 2009 and 2008 have been derived from our unaudited historical interim condensed consolidated financial statements and related notes included elsewhere in this Prospectus. In EFH Corp.’s opinion, such unaudited interim financial data reflects all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the results for those periods. The results of operations for the interim periods, for seasonal and other factors, are not necessarily indicative of the results to be expected for the full year or any future period.

The summary historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2008” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2009,” each included in Annex B to this Prospectus, and our historical consolidated financial statements and related notes that are included elsewhere in this Prospectus.

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31,
				2006	2005	2004
	(millions of dollars, except ratios and per share amounts)
Statement of Income Data:
Operating revenues (a)	$11,364	$1,994	$8,044	$10,703	$10,826	$9,319
Income (loss) from continuing operations before extraordinary gain (loss) and cumulative effect of changes in accounting principles	(9,998)	(1,361)	699	2,465	1,775	81
Income from discontinued operations, net of tax effect	—	1	24	87	5	378
Extraordinary gain (loss), net of tax effect	—	—	—	—	(50)	16
Cumulative effect of changes in accounting principles, net of tax effect	—	—	—	—	(8)	10
Exchangeable preferred membership interest buyback premium	—	—	—	—	—	849
Preference stock dividends	—	—	—	—	10	22
Net income (loss)	(9,998)	(1,360)	723	2,552	1,712	(386)
Net loss attributable to noncontrolling interests	160	—	—	—	—	—
Net income (loss) attributable to EFH Corp.	(9,838)	(1,360)	723	2,552	1,712	(386)
Dividends declared per share	$—	$—	$1.30	$1.67	$1.26	$0.47
Ratio of earnings to fixed charges (b)	—	—	2.30	5.11	3.80	1.16
Ratio of earnings to combined fixed charges and preference dividends (b)	—	—	2.30	5.11	3.74	1.11

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31,
				2006	2005	2004
	(millions of dollars)
Statement of Cash Flows Data:
Cash flows provided by (used in) operating activities from continuing operations	$1,505	$(450)	$2,265	$4,954	$2,793	$1,758
Cash flows provided by (used in) financing activities from continuing operations	2,837	33,865	1,394	(2,332)	(1,563)	(6,519)
Cash flows provided by (used in) investing activities from continuing operations	(2,934)	(34,563)	(2,283)	(2,664)	(1,038)	4,280
Other Financial Data:
Capital expenditures, including nuclear fuel	$2,978	$707	$2,395	$2,297	$1,104	$999

	Successor		Predecessor
	December 31,		December 31,
	2008	2007	2006	2005	2004
	(millions of dollars)
Balance Sheet Data:
Total assets (c)	$59,263	$64,804	27,216	$27,978	$24,059
Property, plant & equipment—net	29,522	28,650	18,569	17,006	16,495
Goodwill and intangible assets	17,379	27,319	729	728	723
Total debt (d)	42,460	40,834	12,607	13,380	12,851
Preferred stock of subsidiaries (e)	—	—	—	—	38
Total equity (f)	(2,177)	6,685	2,140	475	639

(a)	The operating revenues shown above reflect the change in classification for commodity hedging and trading activities discussed in Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus that resulted in an increase in operating revenues of $1.492 billion and $554 million for the Successor period from October 11 through December 31, 2007 and the Predecessor period from January 1 through October 10, 2007, respectively, a decrease of $153 million for the year ended December 31, 2006, and an increase of $164 million and $103 million for the years ended December 31, 2005 and 2004, respectively.
(b)	Fixed charges and combined fixed charges and preference dividends exceeded “earnings” (net loss) by $10.469 billion and $2.034 billion for the year ended December 31, 2008 and for the period from October 11, 2007 through December 31, 2007, respectively.
(c)	The total assets shown above reflect the change in presentation related to our adoption of FASB Staff Position FIN No. 39-1, Amendment of FASB Interpretation No. 39 (“FSP FIN 39-1”) as discussed in Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus. Such change in presentation resulted in an increase of $1.020 billion, $1.383 billion, $2.439 billion and $870 million in our total assets and total liabilities as of December 31, 2007, 2006, 2005 and 2004, respectively, as compared to amounts reported in EFH Corp.’s Annual Report on Form 10-K for the year ended December 31, 2007.
(d)	Includes long-term debt, including amounts due currently, and short-term borrowings. Also includes equity-linked debt securities in the amount of $179 million and $285 million for years ended December 31, 2005 and 2004, respectively.
(e)	Preferred stock outstanding at the end of 2008, 2007, 2006 and 2005 has a stated amount of $51 thousand.
(f)	Total equity as of December 31, 2008 includes noncontrolling interests in subsidiaries of $1.355 billion.

Although EFH Corp. continued as the same legal entity after the Merger, its “Summary Historical Consolidated Financial Data” for periods preceding the Merger and for the periods succeeding the Merger are presented as the consolidated financial statements of the “Predecessor” and the “Successor,” respectively. The consolidated financial statements of the Predecessor have been prepared on the same basis as EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2007, which are not included in this Prospectus, with the exception of a change in presentation related to EFH Corp.’s adoption of FSP FIN 39-1 and a change in classification to report the results of commodity hedging and trading activities on a separate line in the statement of consolidated income (loss) instead of within operating revenues. (See “Basis of Presentation” in Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.) The consolidated financial statements of the Successor also reflect the application of “purchase accounting” and the adoption of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”).

Results for 2008 were significantly impacted by impairment charges related to goodwill, trade name and emission allowances intangible assets and natural gas-fueled generation plants. Results for 2004 are significantly impacted by charges related to EFH Corp.’s comprehensive restructuring plan.

	Successor
	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
	(millions of dollars, except ratios and per share amounts)
Statement of Income Data:
Operating revenues	$4,481	$5,305
Net income (loss)	315	(4,600)
Net income attributable to noncontrolling interests	(28)	—
Net income (loss) attributable to EFH Corp.	287	(4,600)

Dividends declared per share	$—	$—
Ratio of earnings to fixed charges (a)	1.47	—
Ratio of earnings to combined fixed charges and preference dividends (a)	1.47	—

Statement of Cash Flows Data:
Cash flows provided by (used in) operating activities	$504	$(1,900)
Cash flows provided by financing activities	444	3,463
Cash flows used in investing activities	(1,478)	(1,654)

Other Financial Data:
Capital expenditures, including nuclear fuel	$1,343	$1,564

		Successor
		June 30, 2009
		(millions of dollars)
Balance Sheet Data:
Total assets		$60,009
Property, plant & equipment—net		29,929
Goodwill and intangible assets		17,296
Total debt (b)		43,173
Total equity (c)		(1,795)

(a)	Fixed charges and combined fixed charges and preference dividends exceeded “earnings” (net loss) by $7.063 billion for the six months ended June 30, 2008.
(b)	Includes long-term debt, including amounts due currently, and short-term borrowings.
(c)	Total equity as of June 30, 2009 includes noncontrolling interests in subsidiaries of $1.398 billion.

EFIH and its Subsidiaries

Summary Historical Consolidated Financial Data

The following table sets forth EFIH and its subsidiaries’ summary historical consolidated financial data as of and for the periods indicated. The historical financial data as of December 31, 2008 and 2007 (Successor) and for the year ended December 31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and for the year ended December 31, 2006 (Predecessor) have been derived from EFIH and its subsidiaries’ audited historical consolidated financial statements and related notes included elsewhere in this Prospectus. The historical financial data as of December 31, 2006, 2005 and 2004 (Predecessor) and for the years ended December 31, 2005 and 2004 (Predecessor) have been derived from an EFIH subsidiary’s (Oncor’s) audited historical consolidated financial statements that are not included in this Prospectus. EFIH was formed at the time of the Merger, and its predecessor is Oncor. The historical financial data as of June 30, 2009 and for the six months ended June 30, 2009 and 2008 have been derived from EFIH and its subsidiaries’ unaudited historical interim condensed consolidated financial statements and related notes included elsewhere in this Prospectus. In EFIH’s opinion, such unaudited interim financial data reflects all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the results for those periods. The results of operations for the interim periods, for seasonal and other factors, are not necessarily indicative of the results to be expected for the full year or any future period.

The summary historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2008” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2009,” each included in Annex C to this Prospectus, and EFIH and its subsidiaries’ historical consolidated financial statements and related notes that are included elsewhere in this Prospectus.

	Successor (a)		Predecessor (a)
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
				Year Ended December 31,
				2006	2005	2004
	(millions of dollars, except ratios)
Statement of Income Data:
Operating revenues	$2,580	$533	$1,967	$2,449	$2,394	$2,226
Net income (loss) (b)	(655)	19	263	344	351	273
Net loss attributable to noncontrolling interests	160	—	—	—	—	—
Net income (loss) attributable to EFIH.	(495)	19	263	344	351	273
Ratio of earnings to fixed charges (c)	—	1.19	2.68	2.74	2.87	2.29

Statement of Cash Flows Data:
Cash flows provided by operating activities	$829	$65	$682	$628	$869	$692
Cash flows provided by (used in) financing activities	154	86	(88)	240	(127)	(287)
Cash flows used in investing activities	(879)	(146)	(578)	(882)	(727)	(650)
Other Financial Data:
Capital expenditures	$882	$153	$555	$840	$733	$600

	Successor (a)		Predecessor (a)
	December 31,		December 31,
	2008	2007	2006	2005	2004
	(millions of dollars)
Balance Sheet Data:
Total assets	$15,821	$15,548	$10,709	$9,911	$9,493
Property, plant & equipment—net	8,606	8,069	7,608	7,067	6,609
Goodwill	4,064	4,894	25	25	25
Total debt (d)	7,791	7,331	4,781	4,251	4,381
Shareholder’s equity	—	—	2,975	2,935	2,687
Total membership interests (e)	4,565	5,439	—	—	—

(a)	The Predecessor is Oncor; EFIH was formed at the time of the Merger. The consolidated financial statements of the Successor reflect the application of purchase accounting.
(b)	Amount in 2008 includes an $860 million goodwill impairment charge (see Note 3 to EFIH and its subsidiaries’ historical consolidated financial statements for the year ended December 31, 2008 that are included elsewhere in this Prospectus). Amount in 2004 includes an extraordinary gain of $16 million after-tax related to a regulatory asset adjustment and a credit of $2 million after-tax representing a cumulative effect of change in accounting principle.
(c)	Fixed charges exceeded “earnings” (net loss) by $526 million for the year ended December 31, 2008.
(d)	Includes long-term debt, including amounts due currently, short-term borrowings and debt push-down from EFH Corp, which represents 50% of the principal amount of the 2017 Notes guaranteed by EFIH. See Note 11 to EFIH and its subsidiaries’ historical consolidated financial statements for the year ended December 31, 2008 and Note 4 to EFIH and its subsidiaries’ historical consolidated financial statements for the six months ended June 30, 2009, both included elsewhere in this Prospectus.
(e)	Total equity as of December 31, 2008 includes noncontrolling interests in subsidiaries of $1.355 billion.

	Successor
	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
	(millions of dollars, except ratios)
Statement of Income Data:
Operating revenues	$1,266	$1,240

Net income	49	83
Net income attributable to noncontrolling interests	(28)	—
Net income attributable to EFIH.	21	83
Ratio of earnings to fixed charges	1.28	1.48

Statement of Cash Flows Data:
Cash flows provided by operating activities	$341	$260
Cash flows provided by financing activities	92	204
Cash flows used in investing activities	(523)	(466)

Other Financial Data:
Capital expenditures	$516	$465

Successor
June 30, 2009
(millions of dollars)
Balance Sheet Data:
Total assets	$16,033
Property, plant & equipment—net	8,939
Goodwill	4,064
Total debt (a)	8,021
Total membership interests (b)	4,574

(a)	Includes long-term debt, including amounts due currently, and short-term borrowings and debt push-down from EFH Corp., which represents 50% of the principal amount of the 2017 Notes guaranteed by EFIH. See Note 11 to EFIH and its subsidiaries’ historical consolidated financial statements for the year ended December 31, 2008 and Note 4 to EFIH and its subsidiaries historical consolidated financial statements for the six months ended June 30, 2009, both included elsewhere in this Prospectus.
(b)	Total equity as of June 30, 2009 includes noncontrolling interests in subsidiaries of $1.366 billion.

EFCH and its Subsidiaries

Summary Historical Consolidated Financial Data

The following table sets forth EFCH and its subsidiaries’ summary historical consolidated financial data as of and for the periods indicated. The historical financial data as of December 31, 2008 (Successor) and 2007 (Successor) and for the year ended December 31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and for the year ended December 31, 2006 (Predecessor) have been derived from EFCH and its subsidaries’ audited historical consolidated financial statements and related notes included elsewhere in this Prospectus. The historical financial data as of December 31, 2006, 2005 and 2004 (Predecessor) and for the years ended December 31, 2005 and 2004 (Predecessor) have been derived from EFCH and its subsidiaries’ audited historical consolidated financial statements that are not included in this Prospectus. The historical financial data as of June 30, 2009 (Successor) and for the six months ended June 30, 2009 and 2008 (Successor) have been derived from EFCH and its subsidiaries’ unaudited historical interim condensed consolidated financial statements and related notes included elsewhere in this Prospectus. In EFCH’s opinion, such unaudited interim financial data reflects all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the results for those periods. The results of operations for the interim periods, for seasonal and other factors, are not necessarily indicative of the results to be expected for the full year or any future period.

The summary historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2008” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2009,” each included in Annex D to this Prospectus, and EFCH and its subsidiaries’ historical consolidated financial statements and related notes that are included elsewhere in this Prospectus.

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31,

				2006	2005	2004
	(millions of dollars, except ratios and per share amounts)
Statement of Income Data:
Operating revenues	$9,787	$1,671	$6,884	$9,396	$10,824	$9,304
Income (loss) from continuing operations before extraordinary gain (loss) and cumulative effect of changes in accounting principles	(9,039)	(1,266)	$1,306	$2,501	$1,816	$672
Loss from discontinued operations, net of tax effect	—	—	$—	$—	$(8)	$(34)
Extraordinary gain (loss), net of tax effect	—	—	—	$—	$(50)	$16
Cumulative effect of changes in accounting principles, net of tax effect	—	—	$—	$—	$(8)	$6
Preferred stock dividends	—	—	$—	$—	$3	$2
Net income (loss) available for common stock	(9,039)	(1,266)	$1,306	$2,501	$1,747	$658
Ratio of earnings to fixed charges (a)	—	—	5.88	10.84	5.04	2.47
Ratio of earnings to combined fixed charges and preference dividends (a)	—	—	5.88	10.84	5.01	2.45

Statement of Cash Flows Data:
Cash flows provided by (used in) operating activities from continuing operations	$1,657	$(248)	$1,231	$4,757	$2,580	$1,838
Cash flows provided by (used in) financing activities from continuing operations	1,289	1,488	895	(1,265)	(61)	(772)
Cash flows used in investing activities from continuing operations	(2,682)	(1,881)	(1,277)	(3,497)	(2,572)	(1,776)
Other Financial Data:
Capital expenditures, including nuclear fuel	$2,074	$519	$1,585	$908	$1,099	$968

	Successor		Predecessor
	December 31,		December 31,
	2008	2007	2006	2005	2004
	(millions of dollars)
Balance Sheet Data:
Total assets	$43,000	$49,152	$21,149	$20,890	$24,833
Property, plant & equipment—net	20,902	20,545	10,344	9,994	16,529
Goodwill and intangible assets	13,096	22,197	526	522	687
Total debt (b)	32,725	31,402	4,084	4,444	7,999
Total preferred stock and preferred stock of subsidiaries (c)	—	—	—	—	549
Total shareholders’ equity	(5,002)	4,003	7,943	640	6,373

(a)	Fixed charges and combined fixed charges and preference dividends exceeded “earnings” (net loss) by $9.543 billion for the year ended December 31, 2008 and $1.941 billion for the period from October 11, 2007 through December 31, 2007, respectively.
(b)	Includes long-term debt, including amounts due currently, short-term borrowings and debt push down from EFH Corp., which represents 50% of the principal amount of the 2017 Notes guaranteed by EFCH. See Note 12 to EFCH and its subsidiaries’ historical consolidated financial statements for the year ended December 31, 2008 and Note 4 to EFCH and its subsidiaries’ historical consolidated financial statements for the six months ended June 30, 2009, both included elsewhere in this Prospectus.
(c)	Preferred stock outstanding has a stated value of less than $1 million at the end of 2004 through 2008.

Although EFCH continued as the same legal entity after the Merger, its “Summary Historical Consolidated Financial Data” for periods preceding the Merger and for the periods succeeding the Merger are presented as the consolidated financial statements of the “Predecessor” and the “Successor,” respectively. The consolidated financial statements of the Predecessor have been prepared on the same basis as EFCH’s historical consolidated financial statements for the year ended December 31, 2007, which are not included in this Prospectus. The consolidated financial statements of the Successor also reflect the application of “purchase accounting.”

Results for 2008 are significantly impacted by impairment charges related to goodwill, trade name and emission allowances intangible assets and natural gas-fueled generation plants. Results for 2004 are significantly impacted by charges related to EFH Corp.’s comprehensive restructuring plan.

	Successor
	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
	(millions of dollars, except ratios)
Statement of Income Data:
Operating revenues	$3,711	$4,550

Net income (loss)	419	(4,528)
Net income (loss) attributable to noncontrolling interests	—	—
Net income (loss) attributable to EFCH	419	(4,528)

Ratio of earnings to fixed charges (a)	1.80	—
Ratio of earnings to combined fixed charges and preference dividends (a)	1.80	—

	Successor
	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
	(millions of dollars)
Statement of Cash Flows Data:
Cash flows provided by (used in) operating activities	$487	$(1,675)
Cash flows provided by financing activities	280	3,296
Cash flows used in investing activities	(993)	(1,674)

Other Financial Data:
Capital expenditures, including nuclear fuel	$822	$1,098

Successor
June 30, 2009
(millions of dollars)
Balance Sheet Data:
Total assets	$43,838
Property, plant & equipment—net	21,011
Goodwill and intangible assets	12,979
Total debt (b)	33,184
Total equity	(4,469)

(a)	Fixed charges and combined fixed charges and preference dividends exceeded “earnings” (net loss) by $7.008 billion for the six months ended June 30, 2008.
(b)	Includes long-term debt, including amounts due currently, short-term borrowings and debt push down from EFH Corp., which represents 50% of the principal amount of the 2017 Notes guaranteed by EFCH. See Note 12 to EFCH and its subsidiaries’ historical consolidated financial statements for the year ended December 31, 2008 and Note 4 to EFCH and its subsidiaries’ historical consolidated financial statements for the six months ended June 30, 2009, both included elsewhere in this Prospectus.

RISK FACTORS

In addition to the other information included in this Prospectus, you should carefully consider the following risk factors before deciding whether or not to participate in the exchange offers and/or the consent solicitations.

Risks to Holders of Old Notes Not Tendered or Not Accepted for Exchange

The following risk factors apply to holders of Old Notes that elect not to tender Old Notes in the exchange offers or to the extent a holder’s Old Notes are not accepted for exchange in the exchange offers. There are additional risks relating to ownership of the Old Notes that you should consider before deciding to tender your Old Notes in the exchange offers. Such additional risks are described in this “Risk Factors” section under the headings “—Risks Related to the Exchange Offers and the New Senior Secured Notes,” “—Risks Related to Our Substantial Indebtedness and Debt Agreements,” “—Risks Related to Structure,” “—Risks Related to Our Businesses” and “—Risks Related to the EFIH Businesses.”

If the Offerors complete the exchange offers, any Legacy Notes and 2017 Notes that remain outstanding will be unsecured obligations and will therefore be effectively subordinated to the New Senior Secured Notes and to any other debt we may issue that is secured by the Collateral or by any of our other assets, and the Legacy Notes will also continue to be structurally subordinated to any 2017 Notes that remain outstanding.

The Legacy Notes and the 2017 Notes are currently, and those that remain outstanding after the completion of the exchange offers will remain, unsecured obligations of EFH Corp. EFIH’s guarantee of the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes will each be secured equally and ratably by a first-priority lien on all of the Collateral, which on the Settlement Date will initially consist of 100% of the membership interests of Oncor Holdings, which are owned by EFIH. Oncor Holdings owns approximately 80% of Oncor. The indentures under which the New Senior Secured Notes will be issued will allow EFH Corp. and EFIH together to incur up to an aggregate of $4.0 billion of debt, including in respect of the New Senior Secured Notes, secured by a first-priority security interest on the Collateral, and a substantial amount of additional debt that may be secured by a junior lien on the Collateral or by any of our other assets. Only a portion of this debt may be incurred in the form of the New Senior Secured Notes to be issued on the Settlement Date. Therefore, the remaining 2017 Notes, which are guaranteed by EFIH on an unsecured basis, will be effectively subordinated to the New Senior Secured Notes and to any future debt secured by the Collateral or by any of our other assets, with respect to, and to the extent of the value of, the Collateral or any other assets securing such debt. The Legacy Notes that remain outstanding after completion of the exchange offers will also continue to be unsecured obligations and, therefore, will be effectively subordinated to the New Senior Secured Notes and to any of our future debt that is secured by the Collateral or by any of our other assets, with respect to, and to the extent of the value of, the Collateral, or any other assets securing such debt. In the event of the Offerors’ bankruptcy, liquidation or insolvency, the proceeds from any sales of the Collateral or other assets securing any of our future debt will be first applied to satisfy the secured claims of the holders of the New Senior Secured Notes and other debt secured by the Collateral or such assets, respectively, and there would be fewer assets remaining from which the claims of any Legacy Notes and 2017 Notes that remain outstanding after completion of the exchange offers could be satisfied. The unsecured nature of the claims of the Legacy Notes and the 2017 Notes that remain outstanding after completion of the exchange offers could materially and adversely affect the value of any Legacy Notes and 2017 Notes that are not tendered or accepted for exchange in the exchange offers and, in the event of a bankruptcy, liquidation or insolvency of EFH Corp., the extent of such holder’s recovery.

In addition, the Legacy Notes that remain outstanding after completion of the exchange offers will continue not to be guaranteed by any of EFH Corp.’s subsidiaries. As a result, the Legacy Notes will continue to be structurally subordinated to the debt and other liabilities of EFH Corp. and its subsidiaries, including the following: (i) the New EFH Senior Secured Notes due to EFIH’s secured guarantee and EFCH’s unsecured guarantee of the New EFH Senior Secured Notes, (ii) the New EFIH Senior Secured Notes, (iii) the remaining

2017 Notes, which are guaranteed by EFIH and EFCH and (iv) any future debt issued or guaranteed by subsidiaries of EFH Corp. The market prices for the Legacy Notes that remain outstanding after completion of the exchange offers may be materially and adversely affected by this structural subordination and, in the event of a bankruptcy, liquidation or insolvency of EFH Corp., the extent of any recovery available to holders of Legacy Notes will also be materially and adversely affected.

Following completion of the exchange offers, liquidity of the market for outstanding Old Notes will likely be reduced, and market prices for remaining Old Notes of any issue may materially decline as a result.

To the extent the exchange offers are completed, the aggregate principal amount of outstanding Old Notes will be reduced, with the amounts of those Old Notes at a higher Acceptance Priority Level likely to be reduced by the largest proportional amount. A reduction in the principal amount of outstanding Old Notes of any issue may adversely affect the liquidity of the Old Notes of any such issue that remains outstanding after completion of the exchange offers. A series of securities with a small outstanding principal amount available for trading (referred to as “float”) may command a lower price than does a comparable series of securities with a greater float. Therefore, the market price for each issue of Old Notes that remains outstanding after completion of the exchange offers may be materially and adversely affected. A reduced float may also make the trading prices of any issue of Old Notes that are not exchanged more volatile. Following the completion of the exchange offers, an active trading market in the Old Notes may not exist and the trading price for the Old Notes not tendered by holders or not accepted for exchange may materially decline.

If Proposed Amendments become operative, holders of applicable Consent Notes will no longer benefit from the protections provided by the existing restrictive covenants, certain events of default and other provisions.

With respect to each issue of Consent Notes, if the applicable Proposed Amendments become operative with respect to such issue, the applicable Consent Notes that remain outstanding immediately following the completion of the exchange offers will be subject to the terms of the applicable Consent Notes Indenture as modified by the applicable Supplemental Indenture. If the requisite Consents with respect to a given Consent Notes Indenture are received and a Supplemental Indenture for such Consent Notes Indenture is executed, EFH Corp. will pay to each holder that validly delivers and does not validly revoke Consents in respect of such Consent Notes, in addition to any Total Consideration or Exchange Consideration, as applicable, payable to such holder, a cash consent payment of $2.50 per $1,000 principal amount of such Consent Notes.

If the Proposed Amendments become operative, among other things, substantially all of the restrictive covenants and references thereto and certain events of default contained in the applicable Consent Notes Indentures and the applicable Consent Notes will be eliminated, covenants regarding mergers and consolidations will be modified, the limitation on the incurrence of secured indebtedness in the Legacy Notes Indentures and the limitation on the incurrence of indebtedness and liens in the 2017 Notes Indenture will be eliminated, such that an unlimited amount of secured debt could be issued by EFH Corp. under the terms of Consent Notes Indentures, and certain other provisions, including certain provisions relating to defeasance contained in the 2017 Notes Indenture and 2017 Notes which would otherwise prevent a defeasance without, among other things, delivery of an opinion of counsel confirming such defeasance does not constitute a taxable event, will be modified or eliminated. See “Proposed Amendments” for additional information regarding the Proposed Amendments.

Following the adoption of the Proposed Amendments, holders of Consent Notes that remain outstanding after the completion of the exchange offers will no longer be entitled to the benefits of such restrictive covenants, events of default and other provisions. The elimination or modification of these restrictive covenants, events of default and other provisions will permit us to take certain actions previously prohibited that could increase the credit risks with respect to EFH Corp., as well as adversely affect the market price and credit rating of the Consent Notes that remain outstanding after completion of the exchange offers. For a description of the Proposed Amendments to each of the Consent Notes Indentures, see “Proposed Amendments” included elsewhere in this Prospectus. Moreover, due to Acceptance Priority Levels, the Maximum Exchange Amount and the possible prorations resulting therefrom, following the completion of the exchange offers, a holder may still own Consent Notes for which the Proposed Amendments have become operative even though such holder validly tendered (and did not validly withdraw) all of such holder’s Consent Notes for exchange in the exchange offers. If Acceptance Priority Levels are changed in the event that the requisite Consents are not received or for any other reason, the amount of Consent Notes that a holder may hold after the completion of the exchange offers may increase as a result of the increased purchases of Old Notes having higher Acceptance Priority Levels.

While the New Senior Secured Notes will initially contain certain restrictive covenants, events of default and certain other provisions, holders of Consent Notes that remain outstanding after the completion of the exchange offers should not rely on the restrictive covenants, events of default and certain other provisions contained in the indentures governing the New Senior Secured Notes to restrict EFH Corp. or its subsidiaries from taking actions that would increase the credit risk of EFH Corp. or adversely affect the market price and credit rating of the Consent Notes that remain outstanding after the completion of the exchange offers. The Offerors of the New Senior Secured Notes may in the future obtain the consent of holders of the New Senior Secured Notes to amend the indentures governing the New Senior Secured Notes to eliminate, waive or modify the restrictive covenants, events of default or other provisions contained therein. Additionally, certain strategic transactions with respect to EFIH or EFIH’s ownership interest in Oncor Holdings and its subsidiaries, such as the sale, disposition or spin-off of the equity of EFIH such that it is no longer a subsidiary of EFH Corp., or the disposition of all of EFIH’s ownership interest in Oncor Holdings and its subsidiaries, are permitted under the indentures governing the New Senior Secured Notes and may result in the New EFH Senior Secured Notes no longer being obligations of EFH Corp. In addition, the disposition of all of EFIH’s ownership interest in Oncor Holdings and its subsidiaries, as well as the merger, consolidation or sale of all or substantially all of the assets of EFIH, are permitted under the indentures governing the New Senior Secured Notes and could result in the New EFIH Senior Secured Notes no longer being obligations of EFIH. If the New Senior Secured Notes cease to be obligations of EFH or EFIH, EFH and EFIH will no longer be subject to the restrictive covenants, events of default and other provisions contained in the indentures governing New Senior Secured Notes. See “Description of the EFH Corp. Notes—Certain Covenants—Restrictions on Permitted Asset Transfers” and “Description of the EFIH Notes—Certain Covenants—Merger, Consolidation and Sale of All or Substantially All Assets” for more information.

The existing credit ratings for the Old Notes may not be maintained, and the market price of the Old Notes may decrease as a result of negative action with respect to the credit ratings on the Old Notes.

A credit rating is not a recommendation to buy, sell or hold securities and the credit rating agencies may change or withdraw the ratings assigned to any issue of securities represented by the Old Notes in their sole discretion at any time. As result of the exchange offers, the consent solicitations or otherwise, one or more rating agencies, including Fitch Ratings, Ltd. (“Fitch”), S&P or Moody’s Investors Services, Inc. (“Moody’s”), may take action to withdraw their rating of any issue of the Old Notes, or downgrade or take other negative action upon their respective ratings on any issue of Old Notes. Any withdrawal, downgrade or negative action with respect to any issue of Old Notes would likely materially and adversely affect the market price of such issue of Old Notes.

Risks Related to the Exchange Offers and the New Senior Secured Notes

The following are some of the risks that apply to holders of Old Notes that elect to participate in the exchange offers and whose Old Notes are accepted for exchange in the exchange offers and receive New Senior Secured Notes. There are additional risk factors relating to ownership of New Senior Secured Notes that you should consider before deciding to tender your Old Notes in the exchange offers. These risks are described in this “Risk Factors” section under the headings “—Risks Related to Our Substantial Indebtedness and Debt Agreements,” “—Risks Related to Structure,” “—Risks Related to Our Businesses” and “—Risks Related to the EFIH Businesses.” Additionally, due to Acceptance Priority Levels, the Maximum Exchange Amount, the Priority Level 2 Cap and the possible prorations resulting therefrom, following the completion of the exchange offers, a holder may still own Old Notes even though such holder validly tendered (and did not validly withdraw)

all of such holder’s Old Notes for exchange in the exchange offers. As a result, holders should also review the risks described above under the heading “—Risks to Holders of Old Notes Not Tendered or Not Accepted for Exchange.”

To the extent that a holder of Old Notes exchanges Old Notes for New Senior Secured Notes with a later maturity, such holder may increase its risk that the Offerors will be unable to repay or refinance the New Senior Secured Notes when they mature.

The maturity of the New Senior Secured Notes is later than the maturity of certain issues of Old Notes. Holders who exchange Old Notes that mature prior to the maturity of the New Senior Secured Notes will be exposed to the risk of nonpayment on the New Senior Secured Notes for a longer period than the holders of Old Notes that did not have their Old Notes exchanged in the exchange offers. For example, following the maturity date of a given issue of Old Notes, but prior to the maturity date of New Senior Secured Notes, any of the Offerors may become subject to a bankruptcy or similar proceeding. If such a proceeding were to occur, holders of Old Notes with a maturity date that is earlier than the New Senior Secured Notes, whose Old Notes were not accepted for exchange, may be paid in full at maturity. However, there is a risk that the holders of Old Notes whose Old Notes were accepted for exchange into New Senior Secured Notes would not be paid in full at maturity of the New Senior Secured Notes or in connection with any bankruptcy or similar proceeding.

The exchange consideration for the exchange offers does not reflect any independent valuation of the Old Notes or the New Senior Secured Notes.

The Offerors have not obtained or requested a fairness opinion from any banking or other firm as to the fairness of the exchange consideration or the relative value of the New Senior Secured Notes as compared to the Old Notes that you would have to tender to participate in any of the exchange offers. If you validly tender your Old Notes, you may or may not receive more or as much value than if you choose to keep them.

We expect the New Senior Secured Notes to trade at a discount to their principal amount.

Each issue of the Old Notes is currently trading at a discount to the principal amount of such issue, and in certain cases these discounts are significant. While the market, if any, for the New Senior Secured Notes will depend upon many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects, we generally expect each issue of the New Senior Secured Notes to trade, at least initially, at a discount to the principal amount of such issue. Any such discount may be significant. There can be no assurance that the New Senior Secured Notes will be traded at or above the principal amount of such notes in the future. In addition, while the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes may be issued at the same price, the notes may trade differently and at different prices in the future.

At the time a holder of Old Notes tenders its Old Notes in the exchange offers, the holder may not know whether it will receive a combination of New EFH Senior Secured Notes and New EFIH Senior Secured Notes or solely New EFH Senior Secured Notes in exchange for its Old Notes or what portion of such holder’s Old Notes will be accepted for exchange in the exchange offers.

The Total Consideration or Exchange Consideration offered for Old Notes validly tendered (and not validly withdrawn) and accepted for exchange will be payable 45% in New EFH Senior Secured Notes and 55% in New EFIH Senior Secured Notes. However, if the requisite Consents are received with respect to each of the Legacy Notes Indentures, then the Total Consideration or Exchange Consideration offered for Old Notes validly tendered (and not validly withdrawn) and accepted for exchange will be payable entirely in New EFH Senior Secured Notes. See “General Terms of the Exchange Offers and Consent Solicitations—Consideration.” At the time a holder of Old Notes tenders its Old Notes in the exchange offers, such holder may not know whether the requisite Consents have been received with respect to each of the Legacy Notes Indentures. Therefore, at the time a holder of Old Notes tenders its Old Notes in the exchange offers, such holder may not know whether it will receive a combination of New EFH Senior Secured Notes and New EFIH Senior Secured Notes or solely New EFH Senior Secured Notes in exchange for its Old Notes, and the consideration such holder receives may be significantly different than what was anticipated. Additionally, due to Acceptance Priority Levels, the Maximum Exchange Amount and the Priority Level 2 Cap, holders of Old Notes that tender Old Notes in the exchange offers are subject to the risk of proration. As a result, a holder of Old Notes that tenders all of its Old Notes in the exchange offers will not know what portion of its Old Notes will be accepted for exchange in the exchange offers at the time such holder tenders its Old Notes. Therefore, a holder that tenders all of its Old Notes in the exchange offers may receive New EFH Senior Secured Notes and/or New EFIH Senior Secured Notes, and such holder may continue to own a portion of such holder’s Old Notes that were not accepted for exchange in the exchange offers.

The exchange offers and the consent solicitations may be cancelled, delayed or reduced.

The Offerors have the right to terminate or withdraw, at their sole discretion, any of the exchange offers and the consent solicitations, at any time and for any reason, including failure to satisfy or waive any condition to any of the exchange offers or the consent solicitations, subject to applicable law. In particular, the Offerors may reduce the Maximum Exchange Amount and/or the Priority Level 2 Cap. Because the Maximum Exchange Amount and/or the Priority Level 2 Cap may be reduced, holders should consider that they may be unable to exchange as much of their Old Notes for New Senior Secured Notes than if the Maximum Exchange Amount and/or the Priority Level 2 Cap had not been reduced. Even if the exchange offers and the consent solicitations are completed, they may not be completed on the schedule described in this Prospectus. The Offerors may extend the exchange offers or consent solicitations. Accordingly, holders participating in the exchange offers may have to wait longer than expected to receive their New Senior Secured Notes.

Holders of Consent Notes that tender their Consent Notes at or prior to the Consent Date may withdraw their Consent Notes after the Consent Date until the Expiration Date, but they will be unable to revoke the Consents related to the Consent Notes after the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate.

Holders of Consent Notes that tender their Consent Notes at or prior to the Consent Date may validly withdraw their Consent Notes after the Consent Date until the Expiration Date (and, if not previously accepted for exchange, after the expiration of 40 business days from October 5, 2009). However, Consents related to the Consent Notes tendered at or prior to the Consent Date may not be revoked after the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate. Because it is expected that the Supplemental Indentures will be executed promptly following the Consent Date assuming receipt of the requisite Consents for the Proposed Amendments, holders should not expect that they will be able to revoke their Consents after the Consent Date. As a result, if a holder withdraws Consent Notes after revocation rights have expired, such withdrawal will not have any effect on the adoption of the Proposed Amendments, and if the Proposed Amendments become operative with respect to such holder’s Consent Notes, such withdrawn Consent Notes will be subject to such Proposed Amendments.

You may not receive New Senior Secured Notes in the exchange offers if the procedures for the exchange offers are not followed.

Subject to the terms and conditions of the exchange offers, including the proration terms described herein, the Maximum Exchange Amount and the Priority Level 2 Cap, the Offerors will issue the New Senior Secured Notes in exchange for your Old Notes only if you validly tender the Old Notes and deliver a properly completed and duly executed Consent and Letter of Transmittal, or an Agent’s Message in lieu thereof, and other required documents before the Expiration Date. You should allow sufficient time to ensure timely delivery of the necessary documents. None of the Exchange Agent, the Dealer Managers or the Offerors are under any duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange. If you are the beneficial owner of Old Notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offers, you should promptly contact the person in whose name your Old Notes are registered and instruct that person to tender your Old Notes on your behalf.

The Offerors may change the Acceptance Priority Level for each issue of Old Notes, and therefore a holder may have more or less of their Old Notes accepted for exchange than they anticipated.

The Acceptance Priority Level for each issue of Old Notes is set forth in the table on page ii of this Prospectus. The Offerors may change the Acceptance Priority Levels in the event that the requisite Consents are not received or for other reasons, subject to applicable law, and, in such case, the Offerors may not extend withdrawal rights unless required by law, and therefore a holder may have more or less of their Old Notes accepted for exchange than they anticipated.

The Offerors may not be able to generate sufficient cash to service all of their indebtedness, including the Old Notes and the New Senior Secured Notes, and may be forced to take other actions to satisfy their obligations under their debt agreements, which may not be successful.

The Offerors’ ability to make scheduled payments on or to refinance their debt obligations depends on their financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond their control. The Offerors and their respective subsidiaries may not be able to maintain a level of cash flows from operating activities sufficient to permit them to pay the principal, premium, if any, and interest on their indebtedness, including the remaining Old Notes and the New Senior Secured Notes.

If cash flows and capital resources are insufficient to fund the Offerors’ and their respective subsidiaries’ debt service obligations, the Offerors or their subsidiaries could face substantial liquidity problems and might be forced to reduce or delay investments and capital expenditures, or to dispose of assets or operations, seek additional capital or restructure or refinance indebtedness, including Old Notes that remain outstanding following the exchange offers and the New Senior Secured Notes. These alternative measures may not be successful or may not be adequate for the Offerors and their respective subsidiaries to meet their debt service obligations then due. Additionally, the Offerors and their subsidiaries’ debt agreements, including the indentures governing the New Senior Secured Notes and the TCEH Senior Secured Facilities, limit the use of the proceeds from any disposition of assets or operations. As a result, the Offerors may not be allowed, under these documents, to use proceeds from such dispositions to satisfy all current debt service obligations. See “—Risks Related to Our Substantial Indebtedness and Debt Agreements.”

If the Offerors or any of their respective subsidiaries default on obligations to pay indebtedness, the Offerors may not be able to make payments on the New Senior Secured Notes.

Any default under the Offerors’ or their respective subsidiaries’ debt agreements that is not waived by the required lenders or noteholders, and the remedies sought by the holders of such indebtedness, could prevent the Offerors from paying principal, premium, if any, and interest on the New Senior Secured Notes, which could substantially decrease the market price of the New Senior Secured Notes. If the Offerors’ respective subsidiaries are unable to generate sufficient cash flows and the Offerors are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if the Offerors or their respective subsidiaries otherwise fail to comply with the various covenants, including any financial and operating covenants, in the instruments governing their indebtedness, they could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and/or the lenders could elect to terminate their commitments thereunder, cease making further loans and, in the case of the lenders under the TCEH Senior Secured Facilities, institute foreclosure proceedings against the pledged assets, and the Offerors could be forced into bankruptcy, liquidation or insolvency. If the operating performance of the Offerors’ respective subsidiaries declines, the Offerors or certain of their subsidiaries, including TCEH, may in the future need to obtain waivers from the required lenders or noteholders to avoid being in default. If EFH Corp.’s subsidiaries breach the covenants under the TCEH Senior Secured Facilities or the indenture governing the TCEH senior notes and seek a waiver, they may not be able to obtain a waiver from the required lenders. If this occurs, such subsidiaries would be in default under the instrument governing that indebtedness, the lenders could exercise their rights, as described above, and such subsidiaries could be forced into bankruptcy, liquidation or insolvency.

The majority of EFH Corp.’s subsidiaries will not guarantee the New EFH Senior Secured Notes, and there will be no guarantors of the New EFIH Senior Secured Notes. As a result, the New EFH Senior Secured Notes will be structurally subordinated to all liabilities of EFH Corp.’s subsidiaries that do not guarantee the New EFH Senior Secured Notes, and the New EFIH Senior Secured Notes will be structurally subordinated to all liabilities of all of EFIH’s subsidiaries (other than EFIH Finance) and will have no claim on the assets of EFH Corp. or its subsidiaries.

The New EFH Senior Secured Notes will initially be guaranteed on a senior secured basis by EFIH and on a senior unsecured basis by EFCH, but the New EFH Senior Secured Notes will not initially be guaranteed by any of EFH Corp.’s other subsidiaries. The New EFIH Senior Secured Notes will not be guaranteed by any person. EFH Corp., EFCH and EFIH are holding companies. None of EFH Corp., EFCH or EFIH has any operations, and each relies on distributions from its subsidiaries. However, EFH Corp. and EFIH’s historical consolidated financial statements included in this Prospectus reflect all of EFH Corp.’s and EFIH’s subsidiaries, respectively. EFH Corp.’s non-guarantor subsidiaries and EFIH’s subsidiaries generated all of their consolidated revenues, respectively, for the year ended December 31, 2008 and for the six months ended June 30, 2009, and as of June 30, 2009, EFH Corp.’s non-guarantor subsidiaries and EFIH’s subsidiaries held substantially all of their consolidated total assets, respectively.

EFH Corp.’s non-guarantor subsidiaries and EFIH’s subsidiaries (including Oncor Holdings and Oncor and its subsidiaries) are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the New Senior Secured Notes, or to make any funds available therefore, whether by dividends, loans, distributions or other payments. The New EFH Senior Secured Notes will be structurally subordinated to indebtedness and other liabilities of EFH Corp.’s subsidiaries that do not guarantee such notes. Additionally, the New EFIH Senior Secured Notes will be structurally subordinated to the indebtedness and other liabilities of all of EFIH’s subsidiaries (including Oncor Holdings and Oncor and its subsidiaries), other than EFIH Finance, and holders of the New EFIH Senior Secured Notes will have no claim on the assets of EFH Corp., EFCH and the subsidiaries of EFCH, including TCEH. In each case, the claims of creditors of each of the non-guarantor subsidiaries, including trade creditors, will have priority as to the assets of these subsidiaries. In the event of a bankruptcy, liquidation or insolvency of any of these subsidiaries, these subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to EFH Corp. or EFIH, as applicable. In addition, the guarantee of the New EFH Senior Secured Notes by EFCH is structurally subordinated to the indebtedness of TCEH, the principal amount of which, as of June 30, 2009, was $30.915 billion (includes long-term debt, including amounts due currently, and short-term borrowings), as well as any other indebtedness of the other subsidiaries of EFCH. See Note 29 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus and Note 14 to EFH Corp.’s historical condensed consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for financial information regarding EFH Corp.’s subsidiaries. Additionally, upon completion of the exchange offers and the issuance of the New EFH Senior Secured Notes, EFH Corp. may be able to designate each of EFCH and TCEH as an “unrestricted subsidiary” under the indenture that will govern the New EFH Senior Secured Notes. If they are so designated, EFCH and TCEH will not be subject to the restrictive covenants contained in the indenture, and EFCH’s guarantee of the New EFH Senior Secured Notes will be released.

The Offerors’ ability to obtain funds from TCEH to pay principal, premium and interest on the New Senior Secured Notes will be limited in some circumstances.

Pursuant to the Indenture, dated as of October 31, 2007, by and among TCEH, TCEH Finance, Inc., BONYM and each of the guarantors party thereto (the “TCEH Indenture”), and the TCEH Senior Secured

Facilities, as long as TCEH is a subsidiary of EFH Corp., TCEH may provide EFH Corp. with intercompany loans on arm’s length terms, in an unlimited amount, to allow EFH Corp. to pay principal, premium and interest on the New EFH Senior Secured Notes issued in exchange for Consent Notes. However, the TCEH Indenture limits TCEH’s ability to provide such loans for payment of principal, premium and interest on indebtedness of EFH Corp.’s subsidiaries, including the New EFIH Senior Secured Notes. In addition, if New Senior Secured Notes are issued in the exchange offers for TCEH Notes that are validly tendered (and not validly withdrawn) and accepted in the exchange offers, the TCEH Indenture and the TCEH Senior Secured Facilities limit the ability of the Offerors to obtain intercompany loans from TCEH to pay principal, premium and interest on the New Senior Secured Notes issued in exchange for such TCEH Notes. Further, under the terms of TCEH’s debt agreements and applicable state law, TCEH is restricted from paying dividends, except in limited circumstances.

Under the terms of the indenture governing the New EFIH Senior Secured Notes, EFIH will be restricted from making certain payments to EFH Corp.

EFH Corp. is a holding company and substantially all of its consolidated assets are held by its subsidiaries. As of June 30, 2009, EFIH and its subsidiaries held approximately 26% of EFH Corp.’s consolidated assets and represented approximately 18% of EFH Corp.’s consolidated revenues. Accordingly, EFH Corp. depends upon EFIH for a significant amount of its cash flows to pay its obligations. However, under the terms of the indenture governing the New EFIH Senior Secured Notes, EFIH will be restricted from making certain payments, including dividends and loans, to EFH Corp., except in limited circumstances. See “Description of the EFIH Notes.”

The indentures governing the New Senior Secured Notes will not limit or restrict the activities of Oncor Holdings and its subsidiaries.

Oncor Holdings and its subsidiaries will not be “restricted subsidiaries” under the indentures governing the New Senior Secured Notes (except under certain circumstances, such as in connection with the calculation of the “fixed charge coverage ratio” or “consolidated leverage ratio” for purposes of making certain restricted payments; see “Description of the EFH Corp. Notes” and “Description of the EFIH Notes”). As of the date the New Senior Secured Notes are issued, EFIH’s subsidiaries (other than EFIH Finance) will consist only of Oncor Holdings and its subsidiaries, all of which will be unrestricted subsidiaries of EFH Corp. and EFIH. Accordingly, none of EFIH’s subsidiaries (other than EFIH Finance) will be subject to the restrictive covenants described in “Description of the EFH Corp. Notes” and “Description of the EFIH Notes,” and none of EFIH’s subsidiaries will guarantee the New Senior Secured Notes.

Because Oncor Holdings and its subsidiaries will be unrestricted subsidiaries of EFH Corp. and EFIH under the indentures governing the New Senior Secured Notes and will therefore not be subject to any of the restrictive covenants therein, such indentures will not serve to limit or restrict the ability of Oncor Holdings or its subsidiaries to take any actions or enter into any transactions that would impair their ability to dividend funds to EFH or EFIH to service the New Senior Secured Notes and other debt of EFH Corp., or that would negatively affect the value of EFIH’s equity interests in Oncor Holdings that are pledged as Collateral for the New Senior Secured Notes, such as incurring debt, selling or transferring all or a portion of the assets of Oncor Holdings or its subsidiaries, entering into joint ventures, dividending out assets or engaging in speculative investments. Certain actions that would negatively affect the value of the Collateral may increase the ability of EFH and EFIH to make restricted payments.

EFH Corp. and EFIH have a very limited ability to control activities at Oncor due to structural and operational “ring-fencing” measures.

EFH Corp. and EFIH depend upon Oncor for a significant amount of their cash flows and ability to pay their obligations. However, EFH Corp. and EFIH have a very limited ability to control the activities of Oncor. As part of the ring-fencing measures related to Oncor as implemented by EFH Corp. and Oncor, a majority of the members of Oncor’s board of directors are required to meet the New York Stock Exchange requirements for independence in all material respects, and the unanimous consent of such directors is required for Oncor to take certain material actions. In addition, any new independent directors are required to be appointed by the nominating committee of Oncor Holdings’ board of directors, a majority of whose members are independent directors. No member of EFH Corp.’s management is a member of Oncor’s board of directors. EFH Corp. and EFIH have a very limited ability to control the activities of Oncor. Under Oncor Holdings’ and Oncor’s organizational documents, EFH Corp. has the right, indirectly, to consent to new issuances of securities by Oncor, material transactions with third parties involving Oncor outside of the ordinary course of business, actions that cause Oncor’s assets to increase the level of jurisdiction of the FERC, any changes to the state of formation of Oncor, material changes to accounting methods not required by GAAP, and actions that fail to enforce certain tax sharing obligations between Oncor and EFH. See “The Transactions—Ring-Fencing.” In addition, there are restrictions on Oncor’s ability to make distributions to its members, including indirectly to EFIH and EFH Corp.

We may purchase or repay any Old Notes not tendered in the exchange offers on terms that could be more favorable to holders of Old Notes than the terms of these exchange offers.

Although we do not currently intend to do so, we may, at any time to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions, through subsequent tender or exchange offers or otherwise. Any other purchases may be made on the same terms or on terms which are more or less favorable to holders than the terms of these exchange offers. We also reserve the right to repay any existing notes not tendered. If we decide to repurchase or repay Old Notes that are not tendered in the exchange offers on terms that are more favorable than the terms of the exchange offers, those holders who decided not to participate in the exchange offers could be better off than those that participated in the exchange offers.

EFCH’s guarantee of the New EFH Senior Secured Notes is effectively subordinated to those lenders who have a security interest in its assets.

EFCH’s obligations under its guarantee of the New EFH Senior Secured Notes are unsecured, but its obligations under its guarantee of the TCEH Senior Secured Facilities are secured by a security interest in substantially all of its tangible and intangible assets. If EFCH were unable to pay under its guarantee of the TCEH Senior Secured Facilities, the lenders could foreclose on the pledged assets described above to the exclusion of holders of the New EFH Senior Secured Notes, even if an event of default exists under the indenture governing the New EFH Senior Secured Notes at such time. In any such event, because the guarantee of the New EFH Senior Secured Notes will not be secured by any of EFCH’s assets, it is possible that there would be no assets remaining from which your claims as a noteholder could be satisfied or, if any assets remained, they might be insufficient to fully satisfy your claims as a noteholder under such guarantee.

The New Senior Secured Notes will be secured only to the extent of the value of the assets that have been granted as security for EFIH’s guarantee of the New EFH Senior Secured Notes and for the New EFIH Senior Secured Notes.

The Collateral securing the New EFIH Senior Secured Notes and the guarantee by EFIH of the New EFH Senior Secured Notes will consist only of the equity and other investments that EFIH holds in Oncor Holdings and its subsidiaries (which will initially consist of 100% of the membership interests of Oncor Holdings, which are owned by EFIH) and any promissory notes or other indebtedness owed by Oncor Holdings or any of its subsidiaries to EFIH, and does not include any assets of Oncor Holdings or its subsidiaries. Oncor Holdings owns approximately 80% of Oncor. No appraisals of any of the Collateral securing the New EFIH Senior Secured Notes or the guarantee by EFIH of the New EFH Senior Secured Notes have been prepared by or on behalf of the Offerors in connection with the exchange offers. The fair market value of the Collateral may not be sufficient to repay the holders of the New Senior Secured Notes upon any foreclosure. The fair market value of the membership interests of Oncor Holdings is subject to fluctuations based on factors that include, among other things, the financial results and prospects of Oncor Holdings and its subsidiaries and its ability to implement its business strategy, Oncor’s capital structure and the amount of its other existing indebtedness (as to which EFH Corp. and EFIH will have no control), applicable regulatory approvals that may be required to foreclose on the membership interests of Oncor Holdings and subsequently dispose of the membership interests of Oncor Holdings, the ability to sell the membership interests of Oncor Holdings in an orderly sale, general economic conditions, the availability of buyers and similar factors. Furthermore, upon a foreclosure in the Collateral, holders may be limited in their ability to obtain the best price for the Collateral if they are unable to exercise a “drag-along” right to force Texas Transmission Investment LLC (“Texas Transmission”), Oncor’s noncontrolling owner, to sell its membership interests pursuant to the terms of an investor rights agreement among EFH Corp., Oncor Holdings, Oncor and Texas Transmission. In addition, a court could limit recoverability if it were to apply non-New York law to a proceeding and deem a portion of the interest claim usurious in violation of public policy. The amount to be received upon a sale of any Collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the Collateral at such time, general, market and economic conditions and the timing and the manner of the sale.

In the event that a bankruptcy or similar proceeding is commenced by or against the Offerors, if at the time of the filing the value of the membership interests of Oncor Holdings and other Collateral is less than the amount of principal and accrued and unpaid interest on the New Senior Secured Notes, interest may cease to accrue on the New Senior Secured Notes thereafter. If at the time of the filing the value of the membership interests of Oncor Holdings and other Collateral is greater than the amount of principal and accrued and unpaid interest on the New Senior Secured Notes, interest may nevertheless cease to accrue at a subsequent time if at such time the value ceases to be in excess of the principal and accrued and unpaid interest. It is possible, given the broad discretionary powers of a bankruptcy court, even if at the time of the filing the value of the membership interests of Oncor Holdings and other Collateral is greater than the amount of principal and accrued and unpaid interest on the New Senior Secured Notes on the date of filing, claims on the membership interests of Oncor Holdings and other Collateral for interest accruing from and after the date the bankruptcy petition is filed might not be allowed. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the proceeds from any sale of the membership interests of Oncor Holdings and other Collateral may not be sufficient to pay the obligations due under the New Senior Secured Notes.

To the extent that the claims of the holders of the New Senior Secured Notes exceed the value of the membership interests of Oncor Holdings and other Collateral, those claims will rank equally with the claims of the holders of EFH Corp.’s then outstanding Old Notes and other debt. As a result, if the value of the membership interests of Oncor Holdings and other Collateral is less than the value of the claims of the holders of the New Senior Secured Notes, those claims may not be satisfied in full.

The security interest granted in favor of the collateral trustee is subject to practical problems generally associated with the realization of security interests in collateral. For example, the collateral trustee may need to obtain the consent of a third party to obtain or enforce a security interest in a contract, and we cannot assure you that the collateral trustee will be able to obtain any such consent. The consents of any third parties may not be given when required to facilitate a foreclosure on any particular assets. Accordingly, the collateral trustee may not have the ability to foreclose upon such assets, and the value of the Collateral may significantly decrease.

Regulatory approvals may be required in order to enforce the security interests against the Collateral and to dispose of an interest in, or operational control of, the Collateral that secures the New EFIH Senior Secured Notes and EFIH’s guarantee of the New EFH Senior Secured Notes.

The Collateral securing the New EFIH Senior Secured Notes and EFIH’s guarantee of the New EFH Senior Secured Notes will include all of the membership interests of Oncor Holdings, which are held by EFIH. Pursuant to the Public Utility Regulatory Act (“PURA”), Texas Utilities Code §§39.262(l) and 39.915, an electric utility must obtain prior PUCT approval of any change in majority ownership, controlling ownership or operational control of Oncor. As a result, prior to any foreclosure on the membership interests of Oncor Holdings, approval of the PUCT may be required for a change in ownership or control of Oncor Holdings. Pursuant to PURA §§39.262(m) and 39.915(b), the PUCT will approve such a transfer if it finds that the transaction is in the public interest. In making its determination, these sections of PURA provide that the PUCT will consider whether the transaction will adversely affect the reliability of service, availability of service or cost of service of Oncor. Therefore, in connection with any action taken to enforce the security against the Collateral, such approval may not be granted and, if it were to be granted, it is not known how long such approval would take to obtain. Even if the approval were granted to foreclose on the Collateral, then additional prior PUCT approval may also be required for any subsequent change in majority ownership, controlling ownership or operational control in the membership interests of Oncor Holdings.

In addition, pursuant to the terms of an investor rights agreement among EFH Corp., Oncor Holdings, Oncor and Texas Transmission, the noncontrolling investor in Oncor, any transfer of the equity interests in Oncor Holdings to a third party, including as a result of any enforcement of the lien on the Collateral securing the New EFIH Senior Secured Notes and EFIH’s guarantee of the New EFH Senior Secured Notes, may be limited and give rise to a tag-along right of Texas Transmission to participate in that transfer on a pro rata basis, which may hinder the enforcement of the lien on the Collateral in a timely manner, if at all. See “The Transactions—Sale of Noncontrolling Interest in Oncor” for a description of the investor rights agreement.

In the event of any Offeror’s bankruptcy, the ability of the holders of New Senior Secured Notes to realize upon the Collateral securing the New EFIH Senior Secured Notes or EFIH’s guarantee of the New EFH Senior Secured Notes will be subject to certain bankruptcy law limitations.

The right of the trustees for the New Senior Secured Notes to repossess and dispose of the Collateral which is securing the New EFIH Senior Secured Notes and EFIH’s guarantee of the New EFH Senior Secured Notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against any Offeror. This could be true even if bankruptcy proceedings are commenced after the trustees for the New Senior Secured Notes have repossessed and disposed of the Collateral. Under bankruptcy law, a secured creditor, such as the trustees for the New Senior Secured Notes, is prohibited from repossessing collateral from a debtor in a bankruptcy case, or from disposing of collateral repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use any such collateral, and the proceeds, products, rents or profits of such collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” varies according to circumstances, but in general the doctrine of “adequate protection” requires a debtor to protect the value of a secured creditor’s interest in the collateral, through cash payments, the granting of an additional security interest or otherwise. It is impossible to predict whether or when payments in respect of the New Senior Secured Notes might be made following commencement of a bankruptcy case, whether or when the trustee would repossess or dispose of the Collateral, or whether or to what extent holders of the New Senior Secured Notes would be compensated for any delay in payment or loss of value of the Collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the New Senior Secured Notes, the holders of the New Senior Secured Notes would have unsecured “deficiency claims” as to the difference. Federal bankruptcy laws do not generally permit the payment of interest, costs, or attorneys’ fees for unsecured claims during the debtor’s bankruptcy case.

Under the indentures governing the New Senior Secured Notes, holders of the New Senior Secured Notes agree to not file a bankruptcy proceeding against Oncor Holdings or any of its subsidiaries.

In connection with the exchange offers and consent solicitations, holders that receive the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes will, as part of participation in the exchange offers and consent solicitations, acknowledge and agree that they will not (i) initiate any legal proceeding to procure the appointment of an administrative receiver or (ii) institute any bankruptcy, reorganization, insolvency, winding up, liquidation, or any like proceeding under applicable law, against Oncor Holdings, Oncor or any of their subsidiaries, or against any of the assets of Oncor Holdings, Oncor or any of their subsidiaries. Such holders will further acknowledge and agree that each of Oncor Holdings, Oncor and any of their subsidiaries is a third party beneficiary of the foregoing covenant and have the right to specifically enforce such covenant in any proceeding at law or in equity.

In the event that EFIH becomes the subject of a bankruptcy proceeding, holders of the New EFIH Senior Secured Notes will only have a claim for repayment of their New EFIH Senior Secured Notes against EFIH’s assets, including the membership interests of Oncor Holdings and any other Collateral.

Holders of the New EFIH Senior Secured Notes will not benefit from a guarantee of any of EFH Corp.’s other subsidiaries. Therefore, in the event that EFIH becomes the subject of a bankruptcy proceeding, holders of New EFIH Senior Secured Notes will only have a claim against EFIH’s assets, including the membership interests of Oncor Holdings and any other Collateral, to satisfy any outstanding principal, premium and interest on the New EFIH Senior Secured Notes, and will have no claim against the assets of EFH Corp. or any of its subsidiaries (other than EFIH), including EFCH and TCEH. Therefore, a holder of TCEH Notes that receives New EFIH Senior Secured Notes in the exchange offers will no longer have a claim against the assets of TCEH and EFCH.

The value of the Collateral may be diluted if we issue additional debt that is secured equally and ratably by the same Collateral securing the New EFIH Senior Secured Notes and the guarantee by EFIH of the New EFH Senior Secured Notes or if the Collateral is sold.

The indentures governing the New Senior Secured Notes will provide that EFH Corp. and EFIH may incur up to an aggregate of $4.0 billion of debt, including the New Senior Secured Notes to be issued on the Settlement Date, which is secured on a parity lien basis by the Collateral. Therefore, to the extent that less than $4.0 billion of New EFIH Senior Secured Notes and New EFH Senior Secured Notes is issued in the exchange offers, EFH Corp. and EFIH may subsequently incur additional debt secured by the Collateral up to the $4.0 billion limit, subject to restrictions on their ability to incur debt and liens under the indentures governing the New Senior Secured Notes and under other documents governing their indebtedness. To the extent that any of this additional debt is incurred in the future, the interests of holders of the New Senior Secured Notes in the Collateral will be diluted. Additionally, EFH Corp. and EFIH are not restricted from issuing additional debt that is secured by a junior lien on the Collateral, subject to restrictions on their ability to incur debt and liens under the indentures governing the New Senior Secured Notes and under other documents governing their indebtedness.

The collateral trust agreement governing the pledge of Collateral will generally provide that the holders of a majority of the debt secured by a first priority lien on the Collateral, including the New Senior Secured Notes and other future debt incurred by EFH Corp. or EFIH secured by the Collateral equally and ratably, will have, subject to certain limited exceptions, the exclusive right to manage, perform and enforce the terms of the security documents securing the rights of secured debtholders in the Collateral, and to exercise and enforce all privileges, rights and remedies thereunder. To the extent that we incur additional secured debt in the future that is secured equally and ratably with the New Senior Secured Notes and the amount of this additional secured debt exceeds the amount of outstanding New Senior Secured Notes, the holders of the new secured debt may be able to exercise control under the collateral trust agreement and other security documents.

We will in most cases have control over the Collateral securing the New EFIH Senior Secured Notes and EFIH’s guarantee of the New EFH Senior Secured Notes, and to the extent permitted, its sale by us would eliminate the collateral securing such notes and guarantee. The documents governing the pledge of the Collateral permit EFIH to remain in possession of, retain exclusive control over, freely operate and collect, invest and dispose of, any income from, the Collateral, such as cash dividends. In addition, in certain limited circumstances EFIH will have the right to sell the Collateral free and clear of the security interest underlying the New Senior Secured Notes.

Rights of holders of the New Senior Secured Notes in the Collateral may be adversely affected by the failure to perfect security interests in certain Collateral acquired in the future.

EFIH may acquire assets or investments in the future that would be required to be pledged as Collateral securing the New Senior Secured Notes. There can be no assurance that the trustee or the collateral trustee will monitor, or that we will inform the trustee or the collateral trustee of, the future acquisition of assets or investments that would be required to be pledged as Collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired Collateral. Neither the trustee nor the collateral trustee for the New Senior Secured Notes has an obligation to monitor the acquisition of additional assets or investments that are required to be pledged as Collateral or the perfection of any security interest in such Collateral. Such failure may result in the loss of the security interest in the Collateral or the priority of the security interest in favor of the New Senior Secured Notes against third parties.

We may transfer or dispose of our interests in EFIH or Oncor Holdings to a third party in a manner that would result in EFIH or such third party becoming the obligor under the New EFH Senior Secured Notes, or such third party becoming the obligor under the New EFIH Senior Secured Notes, without EFH Corp. or EFIH, as the case may be, being required to offer to repurchase the New Senior Secured Notes. The risks of an investment in the New Senior Secured Notes may increase further following such a transaction.

The indenture governing the New EFH Senior Secured Notes will provide that EFH Corp. may engage in a “Permitted Asset Transfer” with respect to EFH Corp.’s ownership of EFIH or EFIH’s ownership of Oncor Holdings that would result in the obligations under the New EFH Senior Secured Notes being assumed by EFIH or by a third party to which the investments in Oncor Holdings and its subsidiaries are transferred in any such Permitted Asset Transfer (referred to as a “third party transferee”). Additionally, the disposition of all of EFIH’s equity interests and other investments in Oncor Holdings and its subsidiaries (collectively, the “Oncor Subsidiaries”) could result in the New EFIH Senior Secured Notes no longer being obligations of EFIH. A Permitted Asset Transfer includes:

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the direct or indirect sale, assignment, transfer, conveyance or other disposition (including by way of merger, wind-up or consolidation) or spin-off of the equity of EFIH such that it is no longer a subsidiary of EFH Corp., and

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the sale, assignment, transfer, conveyance or other disposition (other than by way of merger, wind-up or consolidation) of all of EFIH’s equity interests and other investments in the Oncor Subsidiaries or successor Oncor business and all other Collateral held by EFIH.

If a valid Permitted Asset Transfer occurs, the New EFH Senior Secured Notes would become obligations of EFIH or the third party transferee of the investments in the Oncor Subsidiaries, which would result in the guarantee of EFCH being released and EFH Corp. no longer being liable on the New EFH Senior Secured Notes unless EFH Corp. is the transferee. Currently, and for some period of time following the completion of the exchange offers, it is expected that EFH Corp. will rely on the cash flows from TCEH and its subsidiaries to service its debt obligations, including the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes. Following the completion of a Permitted Asset Transfer other than a merger of EFIH into EFH Corp., the cash flows from EFH Corp. and its other subsidiaries, including TCEH and its subsidiaries, would no longer be available to EFIH to pay interest and principal on the New EFH Senior Secured Notes that would have become EFIH’s obligation in connection with the Permitted Asset Transfer, and holders of the transferred New EFH Senior Secured Notes would not be able to look to the assets of EFH Corp. and TCEH and its subsidiaries in the case of a bankruptcy, liquidation or insolvency with respect to EFIH. As of June 30, 2009, the assets of EFIH and its subsidiaries (including the Oncor Subsidiaries) represented 26% of the total consolidated assets of EFH Corp. and its subsidiaries. In connection with a Permitted Asset Transfer to a third party transferee, such third party transferee would not be a subsidiary of EFH Corp. and would not have the access to such cash flows to service its debt obligations, which would include the transferred New EFH Senior Secured Notes and the New EFIH Senior Secured Notes, nor would such third party transferee be able to look to the assets of EFH Corp. and its subsidiaries in the case of a bankruptcy, liquidation or insolvency. In addition, such third party transferee, as the successor obligor, may not have sufficient sources of capital to service its debt and the obligations under the New Senior Secured Notes, and distributions from the Oncor Subsidiaries may not be available or sufficient to service the obligations under the New Senior Secured Notes. No Oncor Subsidiary will become obligated on the New Senior Secured Notes as a result of a Permitted Asset Transfer.

Additionally, if a Permitted Asset Transfer occurs in accordance with the terms of the indentures governing the New Senior Secured Notes, the Offerors will not be required to make a change of control offer to repurchase the New Senior Secured Notes under either indenture even if a change of control may otherwise have occurred.

If a merger of EFIH into EFH Corp. occurs, the covenants, events of default and other terms of the New EFIH Senior Secured Notes will be amended to be substantially similar to those of the New EFH Senior Secured Notes. The amended provisions may be less restrictive than the original terms of the New EFIH Senior Secured Notes, in particular with respect to the ability to incur debt or make restricted payments.

The indentures governing the New Senior Secured Notes will provide that a Permitted Asset Transfer may only occur if certain conditions are met, including a requirement that the ratings of the New Senior Secured Notes are not lowered by two or more rating agencies (or the only rating agency then rating such New Senior Secured Notes) during a specified period before or after the proposed Permitted Asset Transfer has been publicly announced. However, these conditions may not protect holders against actions that EFIH or the permitted transferee could take that may negatively impact the credit risk of the New Senior Secured Notes following a Permitted Asset Transfer, such as removing assets and cash from EFIH or the Oncor Subsidiaries or increasing debt at EFIH before the Permitted Asset Transfer. In addition, because EFIH is a Restricted Subsidiary under the indenture governing the New EFH Senior Secured Notes, assets of EFIH, including any TCEH Notes and Legacy Notes received and retained by EFIH in connection with the exchange offers, other than the Collateral, could be transferred to EFH Corp. prior to a Permitted Asset Transfer and would in that case not be assets of EFIH or a third party transferee that has become the obligor of the New EFH Senior Secured Notes.

The third party transferee that becomes the obligor on the New EFH Senior Secured Notes may itself engage in a subsequent Permitted Asset Transfer, in which case the risks described above would continue to apply with respect to the subsequent Permitted Asset Transfer and the subsequent third party transferee.

There will be no event of default under the indentures governing the New Senior Secured Notes if the Oncor Subsidiaries take actions or enter into transactions that would impair their ability to dividend funds to EFIH, which could impair EFIH’s ability to service the New Senior Secured Notes, or that would negatively affect the value of the assets that are pledged as Collateral, such as incurring debt, selling or transferring all or a portion of the assets of Oncor, entering into joint ventures, dividending out assets or engaging in speculative investments.

Any of the above actions on the part of EFIH, the third party transferee or subsequent third party transferee or the Oncor Subsidiaries following the completion of a Permitted Asset Transfer may further increase the credit risk of the New Senior Secured Notes, may result in the rating agencies taking negative action with respect to the New Senior Secured Notes and may reduce the market price of the New Senior Secured Notes.

See “Description of the EFH Corp. Notes—Certain Covenants—Restrictions on Permitted Asset Transfers,” and “—Restrictions on TCEH Transfers” and the definitions of “Change of Control” and “Permitted Asset Transfer” contained in “Description of the EFH Corp. Notes” and “Description of the EFIH Notes” for more information.

We may transfer or dispose of our interests in or the assets of TCEH to a third party without such third party becoming the obligor under the New EFH Senior Secured Notes and without being required to offer to repurchase the New EFH Senior Secured Notes.

The indenture governing the New EFH Senior Secured Notes will provide that, subject to certain conditions, certain transactions with respect to TCEH, referred to in this Prospectus as a “TCEH Transfer,” which include a disposition or spin-off of all of the equity interests of an entity that owns all or substantially all of the assets of TCEH (including EFCH), or the sale of all or substantially all of the assets of TCEH, will not result in the acquirer of the TCEH equity interests or assets becoming the obligor under the New EFH Senior Secured Notes.

If a TCEH Transfer occurs, EFH Corp. will remain the obligor of the New EFH Senior Secured Notes, even though substantially all of the assets of EFH Corp. and its subsidiaries may have been transferred to a third party, and therefore EFH Corp. could be a more highly-leveraged company. Additionally, if a TCEH Transfer occurs, EFH Corp. will not be required to make a change of control offer to repurchase the New EFH Senior Secured Notes, even if the assets of TCEH transferred accounted for substantially all of the assets of EFH Corp. and its subsidiaries. As of June 30, 2009, EFCH and its subsidiaries, including TCEH and its subsidiaries, accounted for 71% of the consolidated assets of EFH Corp. The indenture governing the New EFH Senior Secured Notes does not restrict EFH Corp.’s ability to transfer assets, other than Collateral, to any of its restricted subsidiaries, including EFCH and TCEH. EFH Corp. could take actions that may negatively impact the credit risk of the New EFH Senior Secured Notes, including transferring assets to TCEH before a TCEH Transfer.

Currently, and for some period of time following the completion of the exchange offers, it is expected that EFH Corp. will rely on the cash flows from TCEH and its subsidiaries to service its debt obligations, including the New EFH Senior Secured Notes. Following the completion of a TCEH Transfer, the cash flows from TCEH and its subsidiaries would no longer be available to pay interest and principal on the New EFH Senior Secured Notes. Additionally, the holders of the New EFH Senior Secured Notes would not be able to look to the assets of TCEH and its subsidiaries in the case of a bankruptcy, liquidation or insolvency with respect to EFH Corp. In addition, EFH Corp. may transfer its interest in TCEH and its subsidiaries without any consideration if the transaction would not violate the “Limitation on Restricted Payments” covenant in the indenture governing the New EFH Senior Secured Notes.

Additionally, following a TCEH Transfer, the only operating subsidiaries of EFH Corp. could be the Oncor Subsidiaries, which are “Unrestricted Subsidiaries” under the indentures for the New Senior Secured Notes. Unrestricted Subsidiaries will not be subject to the restrictive covenants contained in the indentures governing the New Senior Secured Notes. The indentures governing the New Senior Secured Notes will not limit or restrict the ability of Unrestricted Subsidiaries, including the Oncor Subsidiaries, to take actions or enter into transactions that would impair their ability to dividend funds to EFH Corp. to service the New EFH Senior Secured Notes, or that would negatively affect the value of the Oncor Subsidiaries and therefore the equity value of the investments that are pledged as Collateral, such as incurring debt, selling or transferring all or a portion of the assets of the Oncor Subsidiaries, entering into joint ventures, dividending out assets or engaging in speculative investments.

The occurrence of a TCEH Transfer may further increase the credit risk of the New EFH Senior Secured Notes, may result in the credit rating agencies taking negative action with respect to the New EFH Senior Secured Notes and may reduce the market price of the New EFH Senior Secured Notes.

See “Description of the EFH Corp. Notes—Certain Covenants—Restrictions on TCEH Transfers” and the definitions of “Change of Control” and “TCEH Transfer” contained in “Description of the EFH Corp. Notes” for more information.

The indentures governing the New Senior Secured Notes may not protect holders from all actions that EFH Corp., EFIH or the Oncor Subsidiaries may take that would reduce your interest in the Collateral or that may reduce the value of the Collateral, including sales or exchanges of the Collateral or the assets of the Oncor Subsidiaries for other assets or investments.

Under the indentures that will govern the New Senior Secured Notes, EFIH may dispose of all or a portion of the Collateral for fair market value consideration (including consideration other than cash) that may consist of assets or equity interests in joint ventures. Additionally, there will be no event of default under such indentures if the Oncor subsidiaries sell, transfer or otherwise dispose of their assets or equity interests for any form of consideration.

If EFIH or the Oncor Subsidiaries effect any of these transactions, holders’ interest in the Collateral or the value of the Collateral may be materially reduced.

The indentures governing the New Senior Secured Notes will allow EFIH to transfer any of the Collateral in exchange for an equivalent fair market value of assets other than cash or for investments in businesses that are similar to the businesses of Oncor, including interests in joint ventures in businesses that are not controlled by EFH Corp. or EFIH. The assets received as consideration and pledged as substitute Collateral may prove to be less valuable than the value of the investments in Oncor that were disposed of in such transfer or exchange.

Additionally, if interests in a new business were received in exchange for the Collateral, such new business may, in the future, engage in businesses activities that are different from the business that Oncor presently is in or such new business may not prove to be as creditworthy or valuable as Oncor, and the Offerors may not have any control over such business’ activities if a minority interest in the joint venture interests was received in such transfer or exchange. Therefore, such new collateral may negatively alter the risk profile of EFIH or the value of such new collateral may decline relative to the value of the disposed investments in Oncor.

There will be no event of default under the indentures governing the New Senior Secured Notes if any of the Oncor Subsidiaries sells, transfers or disposes of the assets of Oncor Holdings or investments in or assets of Oncor. The consideration received in exchange for such assets or investments may decline in value as compared to the assets or investments that were so disposed, and, therefore, the value of the Collateral may be less than if such assets and investments had been retained. The Oncor Subsidiaries may transfer their assets and investments in exchange for interests in other businesses or assets, minority interests or interests in joint ventures, in which case the value of the Collateral may be at risk of declining due to the factors described above.

In any joint venture that EFIH or an Oncor Subsidiary has an interest, EFIH or the Oncor Subsidiary may not have the right or power to direct the management and policies of such joint ventures and other participants may take action contrary to the instructions or requests of EFIH or such Oncor Subsidiary or against its policies and objectives, and any such actions taken by such joint ventures may not be in the best interests of holders of New Senior Secured Notes. In addition, the other participants to any such joint venture may become bankrupt or have economic or other business interests or goals that are inconsistent with the goals of EFIH or such Oncor Subsidiary and/or the holders of the New Senior Secured Notes.

Additionally, the TCEH Senior Secured Facilities do not allow EFH Corp. to prepay the New EFH Senior Secured Notes using proceeds received from a disposition of any investments of EFH Corp. and EFIH in the Oncor Subsidiaries (including the Collateral) or from a sale of all or substantially all of the assets of any of the Oncor Subsidiaries, so long as certain intercompany loans from TCEH to EFH Corp. are at the time outstanding. As of June 30, 2009, $1.026 billion of such intercompany loans from TCEH to EFH Corp. were outstanding.

The completion of any of the above events may result in the credit risk of the New Senior Secured Notes increasing, the credit rating agencies taking negative action with respect to the New Senior Secured Notes or the market price of the New Senior Secured Notes declining. Additionally, in the event of any foreclosure on the Collateral, holders of the New Senior Secured Notes may recover less than if the Collateral still consisted of investments in the Oncor Subsidiaries.

You may be required to recognize taxable gain or loss in connection with a Permitted Asset Transfer.

In connection with a Permitted Asset Transfer, EFH Corp.’s obligations under the New EFH Senior Secured Notes would be transferred to, and assumed by, EFIH or a third party transferee and EFIH’s obligations under the New EFIH Senior Secured Note may be transferred to, and assumed by, a third party transferee or may be considered, for U.S. federal income tax purposes, to undergo a substitution of obligors even if not transferred to, or assumed by, a third party transferee. Upon any such transfer or deemed substitution of obligors, you may be deemed to have exchanged the New EFH Senior Secured Notes and/or the New EFIH Senior Secured Notes, as the case may be, for new notes for U.S. federal income tax purposes. Upon such deemed exchange, a holder, under U.S. federal income tax law, may be required to recognize gain or loss equal to the difference between the amount deemed to be realized in connection with the deemed exchange and such holder’s adjusted tax basis in the New EFH Senior Secured Notes or the New EFIH Senior Secured Notes, as the case may be, on the date of the deemed exchange. For more information, please see “Material U.S. Federal Income Tax Considerations—Ownership of New Senior Secured Notes—Sale, Exchange or Retirement of New Senior Secured Notes.”

The issuance by EFH Corp. of the New EFH Senior Secured Notes or by EFIH of New EFIH Senior Secured Notes or the issuance by EFIH or EFCH of the guarantees of the New EFH Senior Secured

Notes or the grant of the pledge of Collateral by EFIH to secure the New Senior Secured Notes could be wholly or partially voided as a preferential transfer.

If EFH Corp., EFIH or EFCH becomes the subject of a bankruptcy proceeding within 90 days after the exchange offers are completed (or, with respect to any insiders specified in bankruptcy law who are holders of New Senior Secured Notes, within one year after completion of the exchange offers), and a court in connection with a bankruptcy proceeding determines that any of EFH Corp., EFIH or EFCH was insolvent at the time of the exchange offers, then the court could find that the issuance of the New Senior Secured Notes by either EFH Corp. or EFIH or the issuance of the related guarantee by EFIH or EFCH or the pledge of the Collateral by EFIH to secure the New Senior Secured Notes involved a preferential transfer to the holders of Old Notes that are accepted for exchange in the exchange offers. All or a portion of the exchange offers could be an avoidable preference if, among other things, it is determined in a bankruptcy proceeding for EFH Corp., EFIH or EFCH that, at the time of the exchange offers, EFH Corp., EFIH or EFCH were insolvent, and the exchange offers allowed an exchanging holder of Old Notes to recover more from EFH Corp., EFIH or EFCH than such holder would have received had the exchanges not been made and EFH Corp., EFIH or EFCH, as the case may be, was liquidated in a bankruptcy proceeding. As described below we cannot assure you that EFH Corp., EFIH or EFCH would satisfy the solvency tests set forth below or what standard a court would apply in determining whether the Offerors or a guarantor would be considered to be insolvent.

Because holders of Old Notes would now become secured creditors when Old Notes are exchanged for New Senior Secured Notes, such holders could be entitled to receive a greater recovery in bankruptcy proceeding liquidation than the same holders would have been entitled to receive if those holders had not participated in the exchange offers. Additionally, because holders of Legacy Notes will receive New Senior Secured Notes that include a guarantee from both EFIH and EFCH, such holders could also be entitled to receive a greater recovery in bankruptcy proceeding liquidation than the same holders would have been entitled to receive if those holders had not participated in the exchange offers. If the court determined that the issuance of a guarantee by EFIH or EFCH or a pledge of the Collateral by EFIH as security for the New Senior Secured Notes was a preferential transfer that did not qualify for any defense under bankruptcy law, then holders of the affected New Senior Secured Notes could have all or a portion of the value transferred to such holders in the exchange offers voided or such holders could be treated as unsecured creditors with claims that rank pari passu with all other unsubordinated unsecured creditors of the applicable obligor, including trade creditors. In addition, under such circumstances, the value of any consideration holders received with respect to the New Senior Secured Notes, including upon foreclosure of the Collateral, could also be subject to recovery from such holders and possibly from subsequent transferees, or holders might be returned to the same position they held as holders of the Old Notes.

Because all of the New EFH Senior Secured Notes to be issued in the exchange offers are fungible with each other and all of the New EFIH Senior Secured Notes to be issued in the exchange offers are also fungible with each other, a determination by a court that the issuance of New EFH Senior Secured Notes, the New EFIH Senior Secured Notes or any related guarantee or the pledge of Collateral in connection with the exchange for any issue of Old Notes constituted a preferential transfer may impact the holders who received New EFH Senior Secured Notes and/or the New EFIH Senior Secured Notes for another issue of Old Notes whether or not there was a preferential transfer in connection with any such the exchange.

The liabilities of each of EFH Corp. and EFCH currently exceed its assets as shown on its most recent balance sheet, and after giving effect to the exchange offers, the liabilities of EFIH may exceed its assets as shown on its most recent balance sheet. If a court were to find that EFH Corp., EFCH or EFIH were insolvent before or after giving effect to the exchange offers and did not receive reasonably equivalent value or fair consideration in the exchange offers, the court may void all or a portion of the obligations represented by the New EFH Senior Secured Notes, the New EFIH Senior Secured Notes or the guarantees of the New EFH Senior Secured Notes by EFIH or EFCH or the pledge of the Collateral granted by EFIH for such notes as a fraudulent conveyance.

In a bankruptcy proceeding, a trustee, debtor in possession or another person acting on behalf of the bankruptcy estate may seek to recover all or a portion of transfers made or void obligations incurred prior to the bankruptcy proceeding on the basis that such transfers and obligations constituted fraudulent conveyances. Under certain circumstances, creditors may recover transfers or void obligations under state fraudulent conveyance laws even if the debtor is not in bankruptcy.

Fraudulent conveyances are generally defined to include transfers made or obligations incurred for inadequate consideration when a debtor was insolvent, inadequately capitalized or in similar financial distress, or transfers made or obligations incurred with the intent of hindering, delaying or defrauding current or future creditors. A trustee, debtor in possession or another person acting on behalf of a bankruptcy estate may be able to recover such transfers under the fraudulent conveyance provisions of the bankruptcy law and/or state fraudulent conveyance laws. The fraudulent conveyance provisions of the bankruptcy law allows the trustee, debtor in possession, or other person acting on behalf of a bankruptcy estate to void a fraudulent conveyance made within two years prior to the commencement of a bankruptcy proceeding. Under state fraudulent conveyance laws, transfers made more than two years prior to the commencement of a fraudulent conveyance lawsuit may be subject to avoidance.

If a court were to find that the Offerors issued the New Senior Secured Notes, EFIH or EFCH issued their respective guarantees, or EFIH granted its pledge of the Collateral under circumstances constituting a fraudulent conveyance, then a court could void all or a portion of the obligations under the New Senior Secured Notes, the guarantees or the pledge of Collateral. In addition, under such circumstances, the value of any consideration holders received with respect to the New Senior Secured Notes, the guarantees and the Collateral, including upon foreclosure of the Collateral, could also be subject to recovery from such holders and, possibly, from subsequent transferees of the New Senior Secured Notes. If the pledge of Collateral was voided and the issuance of New Senior Secured Notes and/or the related guarantees were not voided, then holders of New Senior Secured Notes would become unsecured creditors.

The New Senior Secured Notes, the related guarantee incurred by EFIH and EFCH or pledge of Collateral by EFIH could be voided as a fraudulent conveyance, or claims in respect of the notes, guarantee or pledge could be subordinated to all other debts of the Offerors or the applicable guarantor, if the Offerors or the applicable guarantor, at the time they incurred the indebtedness evidenced by the New Senior Secured Notes or the guarantee or granted the pledge received less than reasonably equivalent value or fair consideration for the issuance of the New Senior Secured Notes or the incurrence of the guarantee or the grant of the pledge of Collateral and:

•	were insolvent or rendered insolvent by reason of such issuance or incurrence or grant;

•	were engaged in a business or transaction for which the Offerors’ or the applicable guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that they would incur, debts beyond their ability to pay those debts as they mature.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a debtor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

The liabilities of each of EFH Corp. and EFCH currently exceed its assets as shown on its respective balance sheet prepared in accordance with U.S. generally accepted accounting principles as of June 30, 2009.

Following completion of the exchange offers, EFH Corp.’s liabilities likely will continue to exceed its assets as shown on its balance sheet, and EFCH’s liabilities likely will continue to exceed its assets as shown on its balance sheet. While EFIH’s assets currently exceed its liabilities as shown on its balance sheet prepared in accordance with U.S. generally accepted accounting principles as of June 30, 2009, after giving effect to the exchange offers, EFIH’s liabilities may exceed its assets as shown on its balance sheet depending on the amounts and issues of Old Notes that are exchanged in the exchange offers and the value of the Legacy Notes or TCEH Notes that are retained by EFIH in connection with the exchange offers. See “Use of Proceeds” for more information on the Legacy Notes and TCEH Notes that EFIH may retain following completion of the exchange offers. The balance sheets showing the assets and liabilities of EFH Corp., EFIH and EFCH have been prepared in accordance with U.S. generally accepted accounting principles; however, the values assigned to assets and liabilities in these balance sheets are not necessarily indicative of the values that a court would assign to such assets and liabilities in making a solvency determination. We have not obtained or prepared an appraisal of the fair saleable value of the assets of EFH Corp., EFCH or EFIH. As a result, we cannot assure you that EFH, EFIH or EFCH would satisfy the solvency tests set forth in the bullet points immediately prior to this paragraph or what standard a court would apply in determining whether the Offerors or a guarantor would be considered to be insolvent.

In addition, we cannot assure you that a court would determine that reasonably equivalent value or fair consideration was received by each of EFH Corp., EFIH and EFCH in connection with the exchange offers. In the exchange offers, EFIH’s liabilities will be increased by its guarantee of the New EFH Senior Secured Notes and its issuance of the New EFIH Senior Secured Notes and will be reduced by the principal amount of 2017 Notes surrendered in the exchange offers and cancelled, since it is a guarantor of the 2017 Notes, and the fair saleable value of its assets will be increased by the fair saleable value of the Legacy Notes and TCEH Notes received in the Exchange Offers that remain outstanding and are retained by EFIH. The amount and the fair saleable value of TCEH Notes and Legacy Notes that will be received by EFIH in the exchange offers cannot be determined until after the completion of the exchange offers. In the exchange offers, EFH Corp.’s liabilities will be increased by the principal amount of the New EFH Senior Secured Notes issued and reduced by the principal amount of 2017 Notes and Legacy Notes that are surrendered in the exchange offers, cancelled and do not remain outstanding. In the exchange offers, EFCH’s liabilities will be increased by its guarantee of the New EFH Senior Secured Notes to be issued in exchange for the 2017 Notes, the Legacy Notes and the TCEH Notes but its liabilities will only be reduced by the principal amount of 2017 Notes surrendered in the exchange offers and cancelled, since it is a guarantor of the 2017 Notes. EFCH is not an obligor of the Legacy Notes and, although it is a guarantor of the TCEH Notes, the TCEH Notes may remain outstanding following the exchange offers.

Each guarantee of the New EFH Senior Secured Notes contains a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent conveyance. This provision may not be effective to protect the guarantee from being voided under fraudulent conveyance law, or may reduce or eliminate the guarantor’s obligation to an amount that effectively makes the guarantee worthless.

The Offerors are offering New EFH Senior Secured Notes and the New EFIH Senior Secured Notes in exchange for each of the Legacy Notes, 2017 Notes and TCEH Notes. All of the New EFH Senior Secured Notes to be issued in the exchange offers are fungible with each other and all of the New EFIH Senior Secured Notes to be issued in the exchange offers are fungible with each other. As a result, a determination by a court that the issuance of New EFH Senior Secured Notes, the New EFIH Senior Secured Notes or any related guarantee or pledge in connection with the exchange for any issue of Old Notes constituted a fraudulent conveyance may impact the holders who received New EFH Senior Secured Notes and/or the New EFIH Senior Secured Notes for another issue of Old Notes.

Unlike the New EFH Senior Secured Notes, the New EFIH Senior Secured Notes will not be guaranteed by EFCH or any other guarantor.

EFCH will guarantee the New EFH Senior Secured Notes on a senior unsecured basis but will not guarantee the New EFIH Senior Secured Notes. To the extent that the value of the Collateral is insufficient to satisfy the claims of all holders of the New Senior Secured Notes, holders of the New EFH Senior Secured Notes can also look to the unsecured guarantee from EFCH. However, holders of the New EFIH Senior Secured Notes cannot rely on a guarantee by EFCH or any other subsidiary of EFH Corp. for the satisfaction of any claims.

The Offerors may not be able to repurchase the New Senior Secured Notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, the Offerors will be required to offer to repurchase all of their respective New Senior Secured Notes at 101% of their respective principal amount plus accrued and unpaid interest. The source of funds for any purchase of the New Senior Secured Notes will be the applicable Offeror’s available cash or cash generated from the applicable Offeror’s subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. The Offerors may not be able to repurchase the New Senior Secured Notes upon a change of control because the Offerors may not have sufficient financial resources to purchase all of the New Senior Secured Notes that are tendered upon a change of control. Further, EFH Corp. and EFIH may be restricted under the terms of debt agreements of TCEH and Oncor, respectively, from receiving funds from TCEH and Oncor, respectively, sufficient to repurchase all of the New Senior Secured Notes tendered by holders upon a change of control. Accordingly, the Offerors may not be able to satisfy their obligations to purchase the New Senior Secured Notes unless the Offerors are able to refinance or obtain waivers under the instruments governing their indebtedness. An Offeror’s failure to repurchase the New Senior Secured Notes upon a change of control would cause a default under the applicable indenture and a cross-default under certain of such Offeror’s other debt agreements. The instruments governing the TCEH Senior Secured Facilities also provide that a change of control will be a default that permits the lenders thereunder to accelerate the maturity of borrowings thereunder. Any of the Offerors’ future debt agreements may contain similar provisions.

An active trading market may not develop for the New Senior Secured Notes.

The New EFH Senior Secured Notes and the New EFIH Senior Secured Notes are new issues of securities and will not be fungible with the Old Notes. There is no established public trading market for the New Senior Secured Notes, and an active trading market may not develop. Although EFH Corp. and EFIH intend to apply for the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes to be issued in the exchange offers to be listed on the New York Stock Exchange, there may, nonetheless, be limited liquidity in the trading market for the New Senior Secured Notes. In addition, the liquidity of the trading market in the New Senior Secured Notes and the market prices quoted for the New Senior Secured Notes may be adversely affected by changes in the overall market for these types of securities and by changes in the Offerors’ financial performance or prospects or in the prospects for companies in the Offerors’ industry generally. As a consequence, an active trading market may not develop for the New Senior Secured Notes, holders of New Senior Secured Notes may not be able to sell their New Senior Secured Notes, or, even if they can sell their New Senior Secured Notes, they may not be able to sell them at a favorable price.

It is possible that only a small aggregate principal amount of New EFH Senior Secured Notes and/or New EFIH Senior Secured Notes may be issued upon completion of the exchange offers, which may adversely affect the liquidity of the New EFH Senior Secured Notes or New EFIH Senior Secured Notes, as the case may be. A series of securities with a small float generally commands a lower price than does a comparable series of securities with a greater float. A reduced float may also make the trading prices of the New EFH Senior Secured Notes or New EFIH Senior Secured Notes, as the case may be, more volatile. If a small aggregate principal amount of New EFH Senior Secured Notes and/or New EFIH Senior Secured Notes is outstanding following the completion of the exchange offers, holders of a small principal amount of the New EFH Senior Secured Notes or New EFIH Senior Secured Notes may control decisions with respect to the New EFH Senior Secured Notes or New EFIH Senior Secured Notes, as the case may be, including with respect to amendments, waivers and requests to accelerate upon an event of default, among others.

EFH Corp. may incur an income tax liability as a result of the exchange offers.

As a result of the exchange offers, EFH Corp. will realize cancellation of indebtedness income for U.S. federal income tax purposes (“COD income”). Under recently enacted legislation, EFH Corp. may elect to postpone the recognition of COD income in certain circumstances. If the election is made, the recognition of COD income incurred as a result of the exchange offers will be deferred until the fifth taxable-year following the closing of the exchange offers and then be recognized ratably over the ensuing five taxable-year period from 2014 to 2018. The amount of COD income incurred by EFH Corp. will depend upon, among other things, the fair market value of the consideration offered in exchange for the Old Notes. As such, EFH Corp. will not be able to calculate the aggregate amount of COD income attributable to the Old Notes accepted for exchange until after the Expiration Date. See “Material U.S. Federal Income Tax Considerations—Tax Consequences to EFH Corp.”

The New Senior Secured Notes may be issued with original issue discount for U.S. federal income tax purposes.

The New Senior Secured Notes will be treated as issued with original issue discount (“OID”) for U.S. federal income tax purposes to the extent that their stated principal amount exceeds their issue price by more than a de minimis amount. A U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations”) of the New Senior Secured Notes will be required to accrue such OID on a current basis before receiving cash attributable to that income regardless of the U.S. Holder’s method of tax accounting. For further discussion of the computation and reporting of OID, see “Material U.S. Federal Income Tax Considerations.” Additionally, a bankruptcy court may not allow a claim for all or a portion of any unamortized amount of the OID on the New Senior Secured Notes.

If EFH Corp. chooses to make the election to defer the recognition of COD income described above, EFH Corp. will not be permitted to deduct any OID on the New Senior Secured Notes to the extent that such OID (i) accrues before 2014 and (ii) does not exceed COD income realized in the exchange offers. EFH Corp. will, however, be allowed to take these disallowed OID deductions ratably over the five-year period from 2014 through 2018.

If a bankruptcy petition were filed by or against any of the Offerors or EFCH, holders of the New Senior Secured Notes issued in consideration for the Old Notes may have their claims allowed in a lesser amount than the face amount of their claims under the indentures governing the New Senior Secured Notes.

If a bankruptcy petition were filed by or against any of the Offerors or EFCH under the U.S. Bankruptcy Code after the completion of the exchange offers, the allowed claim of any holder of the New Senior Secured Notes issued as consideration for the Old Notes for the principal amount of the New Senior Secured Notes may be limited to an amount equal to the sum of:

•	the original issue price for the New Senior Secured Notes; and

•	that portion of the OID that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

Bankruptcy courts have not developed a uniform method for determining the original issue price of new notes where the consideration for such new notes is not cash. Rather, the facts and circumstances of the particular issuance appear to dictate how the original issue price of such new notes is determined. Measures of the original issue price of new notes where the consideration for such new notes is not cash have included the fair market value of the consideration for such new notes at the time of the issuance of such new notes and the selling price of such new notes on their first day of trading.

Any OID that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the New Senior Secured Notes under these circumstances may have their claims allowed in a lesser amount than the face amount of their claims would be under the terms of the indentures governing the New Senior Secured Notes, even if sufficient funds are available to pay such holders the unamortized portion of any OID as of the bankruptcy filing.

The interests of the Sponsor Group may differ from the interests of the holders of the New Senior Secured Notes.

The Sponsor Group indirectly owns approximately 60% of EFH Corp.’s capital stock on a fully diluted basis through their investment in Texas Holdings. As a result of this ownership and the Sponsor Group’s ownership in interests of the general partner of Texas Holdings, the Sponsor Group has control over decisions regarding our operations, plans, strategies, finances and structure, including whether to enter into any corporate transaction, and will have the ability to prevent any transaction that requires the approval of EFH Corp.’s shareholders.

The interests of these persons may differ from your interests in material respects. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of the Sponsor Group, as equity holders, might conflict with your interests as a noteholder. The Sponsor Group may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a noteholder. Additionally, the indentures governing the New Senior Secured Notes permits us to pay advisory fees, dividends or make other restricted payments under certain circumstances, and the Sponsor Group may have an interest in our doing so.

Risks Related to Our Substantial Indebtedness and Debt Agreements

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting obligations under the various debt agreements governing our indebtedness.

We are highly leveraged. As of June 30, 2009, our consolidated principal amount of debt (short-term borrowings and long-term debt, including amounts due currently) totaled $43.977 billion (see Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus and Note 4 to EFH Corp.’s historical condensed consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus). Our substantial leverage could have important consequences, including:

•	making it more difficult for us to make payments on our indebtedness;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on indebtedness, therefore reducing our ability to use our cash flow to fund operations, capital expenditures and future business opportunities and execute our strategy;

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•

exposing us to the risk of increased interest rates because, as of June 30, 2009, taking into consideration interest swap transactions, 7% of our long-term borrowings were at variable rates of interest;

•	limiting our ability to make strategic acquisitions or causing us to make non-strategic divestitures;

•

limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes, or to refinance existing debt; and

•

limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that we cannot due to our substantial leverage.

Despite our current high indebtedness level, we may still be able to incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur additional indebtedness in the future. Although our debt agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. The indentures for the New Senior Secured Notes will allow EFH Corp. and EFIH to incur up to an aggregate of $4.0 billion of debt, including the New Senior Secured Notes, secured by a first-priority security interest in the Collateral, and a substantial amount of additional indebtedness, which additional indebtedness may be secured by a junior-priority security interest in the Collateral or by assets of EFH Corp. or EFIH other than the Collateral. If new debt is added to our existing debt levels, the related risks that we now face would intensify. See “Description of the EFH Corp. Notes” and “Description of the EFIH Notes.”

Increases in interest rates may negatively impact our operating results and financial condition.

Certain of our borrowings, to the extent the interest rate is not fixed by interest rate swaps, are at variable rates of interest. An increase in interest rates would have a negative impact on our results of operations by causing an increase in interest expense.

At June 30, 2009, we had $3.0 billion aggregate principal amount of variable rate long-term indebtedness (excluding $1.135 billion of long-term borrowings associated with the senior secured letter of credit facility of TCEH that are invested at a variable rate), taking into account interest rate swaps that fix the interest rate on $17.55 billion in notional amount of variable rate indebtedness. As a result, as of June 30, 2009, the impact of a 100 basis point increase in interest rates would increase our annual interest expense by approximately $29 million. See discussion of interest rate swap transactions in Note 4 to EFH Corp.’s historical condensed consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus.

Our interest expense for the six months ended June 30, 2009 was $1.096 billion.

EFH Corp.’s and its subsidiaries’ debt agreements contain restrictions that limit flexibility in operating its businesses.

EFH Corp.’s and its subsidiaries’ debt agreements contain various covenants and other restrictions that limit the ability of EFH Corp. and/or its restricted subsidiaries to engage in specified types of transactions and may adversely affect the ability to operate its businesses. These covenants and other restrictions limit EFH Corp.’s and/or its restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness or issue preferred shares;

•	pay dividends on, repurchase or make distributions in respect of capital stock or make other restricted payments;

•	make investments;

•	sell or transfer assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of its or their assets;

•	enter into transactions with its or their affiliates; and

•	repaying, repurchasing or modifying certain subordinated and other material debt.

There are a number of important limitations and exceptions to these covenants and other restrictions. See Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus, “Description of the EFH Corp. Notes” and “Description of the EFIH Notes” for a description of these covenants and other restrictions.

Under the TCEH Senior Secured Facilities, TCEH is required to maintain a leverage ratio below specified levels. TCEH’s ability to maintain its leverage ratio below such levels can be affected by events beyond its control, and there can be no assurance that it will meet any such ratio.

A breach of any of these covenants or restrictions could result in an event of default under one or more of EFH Corp.’s and its subsidiaries’ debt agreements, including as a result of cross default provisions. Upon the occurrence of an event of default under one of the debt agreements, the lenders could elect to declare all amounts outstanding under that debt agreement to be immediately due and payable and/or terminate all commitments to extend further credit. Such actions by those lenders could cause cross defaults under EFH Corp.’s and its subsidiaries’ other indebtedness. If EFH Corp. or one of its subsidiaries was unable to repay those amounts, the lenders could proceed against any collateral granted to them to secure such indebtedness. If lenders accelerate the repayment of borrowings, EFH Corp. or such subsidiary may not have sufficient assets and funds to repay those borrowings.

In addition, as described in “The Transactions—Ring-Fencing,” EFH Corp. and Oncor have implemented a number of “ring-fencing” measures to further separate Oncor, its immediate parent, Oncor Holdings, and Oncor Holdings’ other subsidiaries, from Texas Holdings and its other subsidiaries. Those measures include, among other things:

•	Oncor being treated as an unrestricted subsidiary with respect to certain EFH Corp. indebtedness;

•	Oncor not being restricted from incurring its own indebtedness;

•	Oncor not guaranteeing or pledging any of its assets to secure the indebtedness of Texas Holdings and its other subsidiaries; and

•	restrictions on dividends, and the right of the independent members of Oncor’s board of directors and the minority member of Oncor to block the payment of dividends.

Under the terms of TCEH’s debt agreements, TCEH is restricted from making certain payments to EFH Corp.

EFH Corp. is a holding company and substantially all of its consolidated assets are held by its subsidiaries. As of and for the six months ended June 30, 2009, TCEH and its subsidiaries held approximately 71% of EFH Corp.’s consolidated assets and represented approximately 83% of EFH Corp.’s consolidated revenues, respectively. Accordingly, EFH Corp. depends upon TCEH for a significant amount of its cash flows and ability to pay its obligations. However, under the terms of TCEH’s debt agreements, TCEH is restricted from making certain payments, including dividends and loans, to EFH Corp., except in limited circumstances.

Risks Related to Structure

EFH Corp. and EFIH are holding companies and their obligations are structurally subordinated to existing and future liabilities and preferred stock of their respective subsidiaries.

EFH Corp. and EFIH’s cash flows and ability to meet their obligations are largely dependent upon the earnings of their respective subsidiaries and the payment of such earnings to EFH Corp. and EFIH, respectively, in the form of dividends, distributions, loans or otherwise, and repayment of loans or advances from EFH Corp. and EFIH, respectively. These subsidiaries are separate and distinct legal entities and have no obligation to provide EFH Corp. or EFIH with funds for their payment obligations. Any decision by a subsidiary to provide EFH Corp. or EFIH with funds for their payment obligations, whether by dividends, distributions, loans or otherwise, will depend on, among other things, the subsidiary’s results of operations, financial condition, cash requirements, contractual restrictions and other factors. In addition, a subsidiary’s ability to pay dividends may be limited by covenants in its existing and future debt agreements or applicable law. Further, the distributions that may be paid by Oncor are limited through December 31, 2012, to an amount not to exceed Oncor’s net income (determined in accordance with U.S. generally accepted accounting principles, subject to certain defined adjustments, including goodwill impairments), and are further limited by an agreement that Oncor’s regulatory capital structure will be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. Also, the independent members of Oncor’s board of directors and the noncontrolling member of Oncor can block the payment of dividends.

Because EFH Corp. and EFIH are holding companies, their obligations to their respective creditors are structurally subordinated to all existing and future liabilities and existing and future preferred stock of their respective subsidiaries that do not guarantee such obligations. Therefore, with respect to subsidiaries that do not guarantee EFH Corp. or EFIH’s obligations, EFH Corp. or EFIH’s rights and the rights of their creditors to participate in the assets of any subsidiary in the event that such a subsidiary is liquidated or reorganized are subject to the prior claims of such subsidiary’s creditors and holders of such subsidiary’s preferred stock. To the extent that EFH Corp. or EFIH may be a creditor with recognized claims against any such subsidiary, EFH Corp. or EFIH’s claims would still be subject to the prior claims of such subsidiary’s creditors to the extent that they are secured or senior to those held by EFH Corp. or EFIH. Subject to restrictions contained in financing arrangements, EFH Corp. or EFIH’s subsidiaries may incur additional indebtedness and other liabilities.

Oncor may or may not make any distributions to the Offerors.

Upon the consummation of the Merger, EFH Corp. and Oncor implemented certain structural and operational “ring-fencing” measures based on principles articulated by rating agencies and commitments made by Texas Holdings and Oncor to the PUCT and the FERC to further separate Oncor from the Texas Holdings Group. These measures were put into place to mitigate Oncor’s credit exposure to those entities and to reduce the risk that the assets and liabilities of Oncor would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities.

As part of the ring-fencing measures implemented by EFH Corp. and Oncor, a majority of the members of the board of directors of Oncor are required to be, and are, independent from EFH Corp. Any new independent directors are required to be appointed by the nominating committee of Oncor Holdings. The organizational documents of Oncor give these independent directors, acting by majority vote, and, during certain periods, any director designated by Texas Transmission, the express right to prevent distributions from Oncor if they determine that it is in the best interests of Oncor to retain such amounts to meet expected future requirements. Accordingly, there can be no assurance that Oncor will make any distributions to the Offerors.

In addition, Oncor’s organizational documents limit Oncor’s distributions to the Offerors through 2012 to Oncor’s net income and prohibit Oncor from making any distribution to the Offerors so long as and to the extent that such distribution would cause Oncor’s debt-to-equity ratio for regulatory purposes to be above the debt-to-equity ratio established from time to time by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity.

In March 2009, the PUCT awarded Oncor the right to construct approximately $1.3 billion of transmission lines and facilities associated with its Competitive Renewable Energy Zones (CREZ) Transmission Plan (see discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2009—Regulation and Rates” included in Annex B to this Prospectus). With the award, it is likely Oncor will incur additional debt. In addition, Oncor may incur additional debt in connection with other investments in infrastructure or technology. Accordingly, while Oncor is required to maintain a debt to equity ratio of 60% debt to 40% equity, there can be no assurance that Oncor’s equity balance will be sufficient to maintain the required debt-to-equity ratio established from time to time by the PUCT for ratemaking purposes, thereby restricting Oncor from making any distributions to the Offerors.

Risks Related to Our Businesses

EFH Corp. is a holding company conducting its operations principally through its subsidiaries, TCEH (which is indirectly wholly-owned by EFH Corp.) and Oncor (in which EFH Corp. indirectly holds an approximate 80% indirect ownership interest). As such, the risks described below will apply to holders of New Senior Secured Notes issued in the exchange offers. There are additional risks relating to investing in the New Senior Secured Notes that you should review before deciding to tender your Old Notes. Such additional risks are described elsewhere in this “Risk Factors” section under the headings “—Risks Related to the Exchange Offers and the New Senior Secured Notes,” “—Risks Related to Our Substantial Indebtedness and Debt Agreements,” “—Risks Related to Structure” and “Risks Related to the EFIH Business.”

Our businesses are subject to ongoing complex governmental regulations and legislation that have impacted, and may in the future impact, our businesses and/or results of operations.

Our businesses operate in changing market environments influenced by various state and federal legislative and regulatory initiatives regarding the restructuring of the energy industry, including competition in the generation and sale of electricity. We will need to continually adapt to these changes. For example, the Texas retail electricity market became competitive in January 2002, and the introduction of competition has resulted in, and may continue to result in, declines in customer counts and sales volumes.

Our businesses are subject to changes in state and federal laws (including PURA, the Federal Power Act, the Atomic Energy Act, the Public Utility Regulatory Policies Act of 1978, the Clean Air Act and the Energy Policy Act of 2005), changing governmental policy and regulatory actions (including those of the PUCT, the Electric Reliability Organization, the Texas Regional Entity, the Railroad Commission of Texas, the Texas Commission on Environmental Quality, the FERC, the U.S. Environmental Protection Agency and the NRC) and the rules, guidelines and protocols of ERCOT with respect to matters including, but not limited to, market structure and design, operation of nuclear generation facilities, construction and operation of other generation facilities, construction and operation of transmission facilities, acquisition, disposal, depreciation and amortization of regulated assets and facilities, recovery of costs and investments, decommissioning costs, return on invested capital for regulated businesses, market behavior rules, present or prospective wholesale and retail competition and environmental matters. TCEH, along with other market participants, is subject to electricity pricing constraints and market behavior and other competition-related rules and regulations under PURA that are administered by the PUCT and ERCOT, and, with respect to any wholesale power sales outside the ERCOT market, is subject to market behavior and other competition-related rules and regulations under the Federal Power Act that are administered by the FERC. Changes in, revisions to, or reinterpretations of existing laws and regulations (for example, with respect to prices at which TCEH may sell electricity, the required permits for the three lignite-fueled generation units currently under construction or the cost of emitting greenhouse gases) may have an adverse effect on our businesses.

The Texas Legislature meets every two years and from time to time bills are introduced and considered that could materially affect our business. Although the 2009 Texas Legislative Session closed without passage of legislation that significantly negatively impacted our business, there can be no assurance that future action of the Texas Legislature will not result in legislation that could have a material adverse effect on us and our financial prospects.

Litigation, legal proceedings, regulatory investigations or other administrative proceedings could expose us to significant liabilities and reputation damage and have a material adverse effect on our results of operations, and the litigation environment in which we operate poses a significant risk to our businesses.

We are involved in the ordinary course of business in a number of lawsuits involving employment, commercial, environmental and injuries and damages issues, among other matters, such as challenges (to which we may or may not be a direct party) to the permits that have been issued or may be issued for the new lignite-fueled generation units currently under construction. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of judgment. Actual outcomes or losses may differ materially from current assessments and estimates. The settlement or resolution of such claims or proceedings may have a material adverse effect on our results of operations. In addition, judges and juries in the State of Texas have demonstrated a willingness to grant large verdicts, including punitive damages, to plaintiffs in personal injury, property damage and business tort cases. We use legal and appropriate means to contest litigation threatened or filed against us, but the litigation environment in the State of Texas poses a significant business risk.

We are also involved in the ordinary course of business in regulatory investigations and other administrative proceedings, and we are exposed to the risk that we may become the subject of additional regulatory investigations or administrative proceedings. See Note 5 to EFH Corp.’s historical condensed consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus. While we cannot predict the outcome of any regulatory investigation or administrative proceeding, any such regulatory investigation or administrative proceeding could result in us incurring material penalties and/or other costs and have a material adverse effect on our results of operations.

TXU Energy Retail Company LLC may lose a significant number of retail customers due to competitive marketing activity by other retail electric providers.

TXU Energy Retail Company LLC (“TXU Energy”) faces competition for customers. Competitors may offer lower prices and other incentives, which, despite TXU Energy’s long-standing relationship with customers, may attract customers away from TXU Energy.

In some retail electric markets, TXU Energy’s principal competitor may be the incumbent retail electric provider. The incumbent retail electric provider has the advantage of long-standing relationships with its customers, including well-known brand recognition.

In addition to competition from the incumbent retail electric provider, TXU Energy may face competition from a number of other energy service providers, other energy industry participants, or nationally branded providers of consumer products and services who may develop businesses that will compete with TXU Energy. Some of these competitors or potential competitors may be larger or better capitalized than TXU Energy. If there is inadequate potential margin in these retail electric markets, it may not be profitable for TXU Energy to compete in these markets.

TCEH’s revenues and results of operations may be negatively impacted by decreases in market prices for power, decreases in natural gas prices, and/or decreases in market heat rates.

TCEH, our largest business, is not guaranteed any rate of return on capital investments in its competitive businesses. We market and trade electricity and natural gas, including electricity from our own generation facilities and generation contracted from third parties, as part of our wholesale markets operation. TCEH’s results of operations depend in large part upon market prices for electricity, natural gas, uranium, coal and transportation in its regional market and other competitive markets and upon prevailing retail electricity rates, which may be impacted by actions of regulatory authorities. Market prices may fluctuate substantially over relatively short periods of time. Demand for electricity can fluctuate dramatically, creating periods of substantial under- or over-supply. During periods of over-supply, prices might be depressed. Also, at times there may be political pressure, or pressure from regulatory authorities with jurisdiction over wholesale and retail energy commodity and transportation rates, to impose price limitations, bidding rules and other mechanisms to address volatility and other issues in these markets.

Some of the fuel for our generation facilities is purchased under short-term contracts. Prices of fuel, including diesel, natural gas, coal and nuclear fuel, may also be volatile, and the price we can obtain for electricity sales may not change at the same rate as changes in fuel costs. In addition, we purchase and sell natural gas and other energy related commodities, and volatility in these markets may affect costs incurred in meeting obligations.

Volatility in market prices for fuel and electricity may result from the following:

•	volatility in natural gas prices;

•	volatility in market heat rates;

•	severe or unexpected weather conditions;

•	seasonality;

•	changes in electricity and fuel usage;

•	illiquidity in the wholesale power or other markets;

•	transmission or transportation constraints, inoperability or inefficiencies;

•	availability of competitively-priced alternative energy sources;

•	changes in supply and demand for energy commodities, including nuclear fuel and related enrichment and conversion services;

•	changes in generation efficiency;

•	outages at our generation facilities or those of competitors;

•	changes in the credit risk or payment practices of market participants;

•	changes in production and storage levels of natural gas, lignite, coal, crude oil and other refined products;

•	natural disasters, wars, sabotage, terrorist acts, embargoes and other catastrophic events; and

•	federal, state and local energy, environmental and other regulation and legislation.

All of our generation facilities are located in the ERCOT market, a market with limited interconnections to other markets. Wholesale electricity prices in the ERCOT market generally correlate with the price of natural gas because marginal electricity demand is generally supplied by natural gas-fueled generation plants.

Wholesale electricity prices also correlate with market heat rates (a measure of efficiency of the marginal price-setting generator of electricity), which could fall if demand for electricity were to decrease or if additional generation facilities are built in ERCOT. Accordingly, the contribution to earnings and the value of our baseload (lignite/coal-fueled and nuclear) generation assets, which provided a substantial portion of our supply volumes in 2008 and the first six months of 2009, are dependent in significant part upon the price of natural gas and market heat rates. As a result, our baseload generation assets could significantly decrease in profitability and value if natural gas prices or market heat rates fall.

Our assets or positions cannot be fully hedged against changes in commodity prices and market heat rates, and hedging transactions may not work as planned or hedge counterparties may default on their obligations.

We cannot fully hedge the risk associated with changes in commodity prices, most notably natural gas prices, or market heat rates because of the expected useful life of our generation assets and the size of our position relative to market liquidity. To the extent we have unhedged positions, fluctuating commodity prices and/or market heat rates can materially impact our results of operations and financial position, either favorably or unfavorably.

To manage our financial exposure related to commodity price fluctuations, we routinely enter into contracts to hedge portions of purchase and sale commitments, weather positions, fuel requirements and inventories of natural gas, lignite, coal, crude oil, diesel fuel and refined products, and other commodities, within established risk management guidelines. As part of this strategy, we routinely utilize fixed-price forward physical purchase and sale contracts, futures, financial swaps and option contracts traded in over-the-counter markets or on exchanges. Although we devote a considerable amount of time and effort to the establishment of risk management procedures, as well as the ongoing review of the implementation of these procedures, the procedures in place may not always function as planned and cannot eliminate all the risks associated with these activities. For example, we hedge the expected needs of our wholesale and retail customers, but unexpected changes due to weather, natural disasters (such as Hurricane Ike), market constraints or other factors could cause us to purchase power to meet unexpected demand in periods of high wholesale market prices or resell excess power into the wholesale market in periods of low prices. As a result of these and other factors, we cannot precisely predict the impact that risk management decisions may have on our businesses, results of operations or financial position.

With the tightening of credit markets, there has been some decline in the number of market participants in the energy commodities markets, resulting in less liquidity, particularly in the ERCOT wholesale electricity market. Participation by financial institutions and other intermediaries (including investment banks) has particularly declined. Extended declines in market liquidity could materially affect our ability to hedge our financial exposure to desired levels.

To the extent we engage in hedging and risk management activities, we are exposed to the risk that counterparties that owe us money, energy or other commodities as a result of market transactions will not perform their obligations. Should the counterparties to these arrangements fail to perform, we might be forced to enter into alternative hedging arrangements or honor the underlying commitment at then-current market prices. In such event, we might incur losses in addition to amounts, if any, already paid to the counterparties. ERCOT market participants are also exposed to risks that another ERCOT market participant may default on its obligations to pay ERCOT for power taken, in which case such costs, to the extent not offset by posted security and other protections available to ERCOT, may be allocated to various non-defaulting ERCOT market participants, including us.

We may suffer material losses, costs and liabilities due to ownership and operation of the Comanche Peak nuclear generation plant.

The ownership and operation of a nuclear generation plant involves certain risks. These risks include:

•	unscheduled outages or unexpected costs due to equipment, mechanical, structural or other problems;

•	inadequacy or lapses in maintenance protocols;

•	the impairment of reactor operation and safety systems due to human error;

•	the costs of storage, handling and disposal of nuclear materials;

•	the costs of procuring nuclear fuel;

•	the costs of securing the plant against possible terrorist attacks;

•	limitations on the amounts and types of insurance coverage commercially available; and

•	uncertainties with respect to the technological and financial aspects of decommissioning nuclear facilities at the end of their useful lives.

The prolonged unavailability of Comanche Peak could materially affect our financial condition and results of operations. The following are among the more significant of these risks:

•

Operational Risk—Operations at any nuclear generation plant could degrade to the point where the plant would have to be shut down. If such degradations were to occur, the process of identifying and correcting the causes of the operational downgrade to return the plant to operation could require significant time and expense, resulting in both lost revenue and increased fuel and purchased power expense to meet supply commitments. Furthermore, a shut-down or failure at any other nuclear generation plant could cause regulators to require a shut-down or reduced availability at Comanche Peak.

•

Regulatory Risk—The NRC may modify, suspend or revoke licenses and impose civil penalties for failure to comply with the Atomic Energy Act, the regulations under it or the terms of the licenses of nuclear generation facilities. Unless extended, the NRC operating licenses for Comanche Peak Unit 1 and Unit 2 will expire in 2030 and 2033, respectively. Changes in regulations by the NRC could require a substantial increase in capital expenditures or result in increased operating or decommissioning costs.

•

Nuclear Accident Risk—Although the safety record of Comanche Peak and other nuclear generation plants generally has been very good, accidents and other unforeseen problems have occurred both in the U.S. and elsewhere. The consequences of an accident can be severe and include loss of life, injury, lasting negative health impact and property damage. Any accident, or perceived accident, could result in significant liabilities and damage our reputation. Any such resulting liability from a nuclear accident could exceed our resources, including insurance coverage.

The operation and maintenance of electricity generation and delivery facilities involves significant risks that could adversely affect our results of operations and financial condition.

The operation and maintenance of electricity generation and delivery facilities involves many risks, including, as applicable, start-up risks, breakdown or failure of facilities, lack of sufficient capital to maintain the facilities, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of output, efficiency or reliability, the occurrence of any of which could result in lost revenues and/or increased expenses. A significant number of our facilities were constructed many years ago. In particular, older generating equipment and transmission and distribution equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep operating at peak efficiency or reliability. The risk of increased maintenance and capital expenditures arises from (a) increased starting and stopping of generation equipment due to the volatility of the competitive generation market, (b) any unexpected failure to generate electricity, including failure caused by breakdown or forced outage and (c) damage to facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events. Further, our ability to successfully and timely complete capital improvements to existing facilities or other capital projects is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, we could be subject to additional costs and/or the write-off of our investment in the project or improvement.

Insurance, warranties or performance guarantees may not cover all or any of the lost revenues or increased expenses, including the cost of replacement power. Likewise, the ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by events outside our control.

Our cost of compliance with environmental laws and regulations and our commitments, and the cost of compliance with new environmental laws, regulations or commitments could materially adversely affect our results of operations and financial condition.

We are subject to extensive environmental regulation by governmental authorities. In operating our facilities, we are required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits. We may incur significant additional costs beyond those currently contemplated to comply with these requirements. If we fail to comply with these requirements, we could be subject to civil or criminal liabilities and fines. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions, all of which could result in significant additional costs beyond those currently contemplated to comply with existing requirements.

In conjunction with the building of three new generation units, we have committed to reduce emissions of mercury, NOx and SO2 associated with our baseload generation units so that the total of these emissions from both existing and new lignite/coal-fueled units are 20% below 2005 levels. We may incur significantly greater costs than those contemplated in order to achieve this commitment.

We have formed a Sustainable Energy Advisory Board that advises us in our pursuit of technology development opportunities that, among other things, are designed to reduce our impact on the environment. Any adoption of Sustainable Energy Advisory Board recommendations may cause us to incur significant costs in addition to the costs referenced above.

We may not be able to obtain or maintain all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals or if we fail to obtain, maintain or comply with any such approval, the operation and/or construction of our facilities could be stopped, curtailed or modified or become subject to additional costs.

In addition, we may be responsible for any on-site liabilities associated with the environmental condition of facilities that we have acquired, leased or developed, regardless of when the liabilities arose and whether they are known or unknown. In connection with certain acquisitions and sales of assets, we may obtain, or be required to provide, indemnification against certain environmental liabilities. Another party could, depending on the circumstances, assert an environmental claim against us or fail to meet its indemnification obligations to us.

Our financial condition and results of operations may be materially adversely affected if new federal and/or state legislation or regulations are adopted to address global climate change.

In recent years, a growing concern has emerged nationally and internationally about global climate change and how greenhouse gas (GHG) emissions, such as CO2, contribute to global climate change. Several bills addressing climate change have been introduced in the U.S. Congress or discussed by the Obama Administration that are intended to address climate change using different approaches, including a cap on carbon emissions with emitters allowed to trade unused emission allowances (cap-and-trade), a tax on carbon emissions (carbon-tax), incentives for the development of low-carbon technology and federal renewable portfolio standards. In addition, in April 2007, the U.S. Supreme Court issued its decision in Massachusetts v. U.S. Environmental Protection Agency holding that CO2 and other GHG emissions are pollutants subject to regulation under the new motor vehicle provisions of the Clean Air Act. Some commentators believe that the possible outcome from the decision include regulation of GHG emissions not only from motor vehicles but also from industrial sectors, including electricity generation, transmission and distribution facilities. We produce GHG emissions from the combustion of fossil fuels at our generation plants. We estimate that our generation plants produced an average of 57 million tons of CO2 annually from 2005 to 2008. The three new lignite-fueled units currently under construction, that we estimate will come on-line in 2009 and 2010, will generate additional CO2 emissions. Because a substantial portion of our generation portfolio consists of lignite/coal-fueled generation plants, our financial condition and results of operations could be materially and adversely affected by the enactment of any legislation or regulation that mandates a reduction in GHG emissions or that imposes financial penalties, costs or taxes upon those that produce GHG emissions. For example, to the extent a cap-and-trade program is adopted, we may be required to incur material costs to reduce our GHG emissions or to procure emission allowances or credits to comply with such program. To the extent a carbon-tax is adopted, we could be subject to a material tax liability under such a program and could incur material costs to reduce our GHG emissions in order to reduce such tax liability.

Our financial condition and results of operations may be materially adversely affected by the effects of extreme weather conditions.

We could be subject to the effects of extreme weather. Extreme weather conditions could stress our transmission and distribution system or our generation facilities resulting in increased maintenance and capital expenditures. Extreme weather events, including hurricanes or storms or other natural disasters, could be destructive and result in casualty losses that are not ultimately offset by insurance proceeds or in increased capital expenditures or costs, including supply chain costs.

Moreover, an extreme weather event could cause disruption in service to customers due to downed wires and poles or damage to other operating equipment, which could result in us foregoing sales of electricity and lost revenue. Similarly, an extreme weather event might affect the availability of generation and transmission capacity, limiting our ability to source or deliver electricity to where it is needed. These conditions, which cannot be reliably predicted, could have an adverse consequence by requiring us to seek additional sources of electricity when wholesale markets are tight or to seek to sell excess electricity when those markets are weak.

The rates of Oncor’s electric delivery business are subject to regulatory review, and may be reduced below current levels, which could adversely impact Oncor’s financial condition and results of operation.

The rates charged by Oncor are regulated by the PUCT and certain cities and are subject to cost-of-service regulation and annual earnings oversight. This regulatory treatment does not provide any assurance as to achievement of earnings levels. Oncor’s rates are regulated based on an analysis of Oncor’s costs and capital structure, as reviewed and approved in a regulatory proceeding. While rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital, there can be no assurance that the PUCT will judge all of Oncor’s costs to have been prudently incurred, that the PUCT will not reduce the amount of invested capital included in the capital structure that Oncor’s rates are based upon, or that the regulatory process in which rates are determined will always result in rates that will produce full recovery of Oncor’s costs, including regulatory assets reported in the balance sheet, and the return on invested capital allowed by the PUCT.

In addition, in connection with the Merger, Oncor has made several commitments to the PUCT regarding its rates. For example, Oncor committed that it will, in rate cases after its 2008 general rate case through proceedings initiated prior to December 31, 2012, support a cost of debt that will be no greater than the then-current cost of debt of electric utilities with investment grade credit ratings equal to Oncor’s ratings as of October 1, 2007. As a result, Oncor may not be able to recover debt costs above its cost of debt prior to the Merger.

Our growth strategy, including investment in three new lignite-fueled generation units and Oncor’s capital program, may not be executed as planned, which could adversely impact our financial condition and results of operations.

There can be no guarantee that the execution of our growth strategy will be successful. As discussed below, our growth strategy is dependent upon many factors. Changes in laws, regulations, markets, costs, the outcome of ongoing litigation or other factors could negatively impact the execution of our growth strategy, including causing us to change the strategy. Even if we are able to execute our growth strategy, it may take longer than expected and costs may be higher than expected.

There can be no guarantee that the execution of the lignite-fueled generation development program will be successful. While we have experience in operating lignite-fueled generation facilities, we have limited recent experience in constructing, commissioning and starting-up such facilities. To the extent construction is not managed efficiently and to a timely conclusion, cost overruns may occur, resulting in the overall program costing significantly more than anticipated. This may also result in delays in the expected online dates for the facilities resulting in less overall income than projected. While we believe we can acquire the resources needed to effectively execute this program, we are exposed to the risk that we may not be able to attract and retain skilled labor, at projected rates, for constructing, commissioning and starting-up these new facilities.

Our lignite-fueled generation development program is subject to changes in laws, regulations and policies that are beyond our control. Changes in law, regulation or policy regarding commodity prices, power prices, electricity competition or solid-fuel generation facilities or other related matters could adversely impact this program. In recent years, global warming has received significant media attention, which has resulted in legislators focusing on environmental laws, regulations and policies. Changes in environmental law, regulation or policy, such as regulations of emissions of carbon dioxide, could adversely impact this program. Although we have received permits to construct and operate the new units that are a part of the lignite-fueled generation development program, some of these permits are subject to ongoing litigation. See Note 5 to EFH Corp.’s historical condensed consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for further detail regarding such ongoing litigation. An adverse ruling on these matters could materially and adversely effect the implementation of this program.

Our lignite-fueled generation development program is subject to changes in the electricity market, primarily ERCOT, that are beyond our control. If demand growth is less than expected or if other generation companies build a significant amount of new generation assets in ERCOT, market prices of power could fall such that the new generation capacity becomes uneconomical. In addition, any unanticipated reduction in wholesale electricity prices, market heat rates and natural gas prices, which could occur for a variety of reasons, could adversely impact this program. Even if we enter into hedges to reduce such exposures, we would still be subject to the credit risk of our counterparties.

Our lignite-fueled generation development program is subject to other risks that are beyond our control. For example, we are exposed to the risk that a change in technology for electricity generation facilities and/or emissions control technologies may make other generation facilities less costly and more attractive than our new generation facilities. We are subject to risks relating to transmission capabilities and constraints. We are also exposed to the risk that our contractors may default on their obligations and compensation for damages received, if any, will not cover our losses.

There can be no guarantee that the execution of Oncor’s capital deployment program for its electricity delivery facilities will be successful, and there can be no assurance that the capital investments Oncor intends to make in connection with its electricity delivery business will produce the desired reductions in cost and improvements to service and reliability. Furthermore, there can be no guarantee that Oncor’s capital investments, including the investment of approximately $1.3 billion (based on ERCOT cost estimates for CREZ construction projects) to construct CREZ-related transmission lines and facilities, will ultimately be recoverable through rates or, if recovered, that they will be recovered on a timely basis.

Ongoing performance improvement initiatives may not achieve desired cost reductions and may instead result in significant additional costs if unsuccessful. In addition, we may incur significant transition costs and/or experience significant operational disruptions in connection with the termination of our outsourcing arrangement with Capgemini Energy LP.

The implementation of performance improvement initiatives identified by management may not produce the desired reduction in costs and if unsuccessful, may instead result in significant additional costs as well as significant disruptions in our operations due to employee displacement and the rapid pace of changes to organizational structure and operating practices and processes. Such additional costs or operational disruptions could have an adverse effect on our business and financial prospects. For example, we are in the process of upgrading or replacing certain of our software systems, most notably the recent transition of our retail customer care and revenue management software systems to a new SAP software platform. Such transition could result in material disruptions to our operations. Disruptions in retail customer care operations could result in decreased revenue should the number of customers decline due to customer dissatisfaction. Disruptions in retail revenue management operations could result in decreased revenue or delayed or lost cash flows to the extent such disruptions result in billing errors or the inability to bill or collect payments for an extended period of time.

In addition, we may incur significant transition costs or experience significant operational disruptions in connection with the termination of our outsourcing arrangement with Capgemini Energy LP as we transition the business support services back to us or to other vendors. Such additional costs and/or operational difficulties could have an adverse effect on our business and financial prospects. Moreover, we are subject to the risk that any new outsourcing arrangements for such business support services may not produce the desired cost savings or operational improvements.

TXU Energy’s retail business is subject to the risk that sensitive customer data may be compromised, which could result in an adverse impact to its reputation and/or the results of operations of the retail business.

TXU Energy’s retail business requires access to sensitive customer data in the ordinary course of business. Examples of sensitive customer data are names, addresses, account information, historical electricity usage, expected patterns of use, payment history, credit bureau data, credit and debit card account numbers, drivers license numbers, social security numbers and bank account information. TXU Energy’s retail business may need to provide sensitive customer data to vendors and service providers who require access to this information in order to provide services, such as call center operations, to the retail business. If a significant breach occurred, the reputation of TXU Energy’s retail business may be adversely affected, customer confidence may be diminished, or TXU Energy’s retail business may be subject to legal claims, any of which may contribute to the loss of customers and have a negative impact on the business and/or results of operations.

TXU Energy relies on the infrastructure of local utilities or independent transmission system operators to provide electricity to, and to obtain information about, its customers. Any infrastructure failure could negatively impact customer satisfaction and could have a material negative impact on its business and results of operations.

TXU Energy depends on transmission and distribution facilities owned and operated by unaffiliated utilities, as well as Oncor’s facilities, to deliver the electricity it sells to its customers. If transmission capacity is inadequate, TXU Energy’s ability to sell and deliver electricity may be hindered, it may have to forgo sales or it may have to buy more expensive wholesale electricity than is available in the capacity-constrained area. For example, during some periods, transmission access is constrained in some areas of the Dallas-Fort Worth metroplex, where TXU Energy has a significant number of customers. The cost to provide service to these customers may exceed the cost to provide service to other customers, resulting in lower profits. In addition, any infrastructure failure that interrupts or impairs delivery of electricity to TXU Energy’s customers could negatively impact the satisfaction of its customers with its service.

TXU Energy offers bundled services to its retail customers, with some bundled services offered at fixed prices and for fixed terms. If TXU Energy’s costs for these bundled services exceed the prices paid by its customers, its results of operations could be materially adversely affected.

TXU Energy offers its customers a bundle of services that include, at a minimum, electricity plus transmission, distribution and related services. The prices TXU Energy charges for its bundle of services or for the various components of the bundle, any of which may be fixed by contract with the customer for a period of time, could fall below TXU Energy’s underlying cost to provide the components of such services.

TXU Energy’s retail business is subject to the risk that it will not be able to profitably serve its customers given its price protection promise to certain customers, which could result in an adverse impact to its reputation and/or results of operations.

TXU Energy committed in 2006 to not increase prices above then current levels through 2009 for qualifying residential customers who remain on certain plans with rates that were then equal to the formerly regulated rate. The prices TXU Energy charges during this period could fall below TXU Energy’s underlying cost to provide electricity.

TXU Energy’s retail electric provider certification is subject to PUCT review.

The PUCT may at any time initiate an investigation into whether TXU Energy is compliant with PUCT Substantive Rules and whether it has met all of the requirements for retail electric provider certification, including financial requirements. Any removal or revocation of a retail electric provider certification would mean that TXU Energy would no longer be allowed to provide electricity service to retail customers. Such decertification would have an adverse effect on TXU Energy and its financial prospects. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2009—Regulations and Rates” included in Annex B to this Prospectus for a discussion of the new rules regarding retail electric provider certification.

Changes in technology may reduce the value of our generation plants and/or Oncor’s electricity delivery facilities and may significantly impact our businesses in other ways as well.

Research and development activities are ongoing to improve existing and alternative technologies to produce electricity, including gas turbines, fuel cells, microturbines, photovoltaic (solar) cells and concentrated solar thermal devices. It is possible that advances in these or other technologies will reduce the costs of electricity production from these technologies to a level that will enable these technologies to compete effectively with our traditional generation plants. While demand for electric energy services is generally increasing throughout the U.S., the rate of construction and development of new, more efficient generation facilities may exceed increases in demand in some regional electric markets. Consequently, where we have facilities, the profitability and market value of our generation assets could be significantly reduced. Also, electricity demand could be reduced by increased conservation efforts and advances in technology, which could likewise significantly reduce the value of our generation assets and electricity delivery facilities. Changes in technology could also alter the channels through which retail customers buy electricity. To the extent self-generation facilities become a more cost-effective option for certain customers, our revenues could be reduced.

Our revenues and results of operations may be adversely impacted by decreases in market prices of power due to the development of wind generation power sources.

A significant amount of investment in wind generation in the ERCOT market over the past few years has increased overall wind power generation capacity. Generally, the increased capacity has led to lower wholesale electricity prices (driven by lower market heat rates) in the zones at or near wind generation development, especially in, but not exclusive to, the ERCOT West zone where most of the new wind power generation is located. As a result, the profitability of our generation facilities and power purchase contracts, including certain wind generation power purchase contracts, has been impacted and could be further impacted by the effects of the wind power generation, and the value could significantly decrease if wind power generation has a material sustained effect on market heat rates.

Our revenues and results of operations may be adversely impacted as ERCOT transitions the current zonal market structure to a nodal wholesale market.

Substantially all of our competitive businesses are located in the ERCOT market, which is currently in the process of transitioning from a zonal market structure with four congestion management zones to a nodal market structure that will directly manage congestion on a localized basis. In a nodal market, the prices received and paid for power will be based on pricing determined at specific interconnection points on the transmission grid (i.e., Locational Marginal Pricing), which could result in lower revenues or higher costs for our competitive businesses. This market structure change could have a significant impact on the profitability and value of our competitive businesses depending on how the Locational Marginal Pricing develops. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2009—Regulation and Rates—Wholesale Market Design” included in Annex B to this Prospectus.

Our future results of operations may be negatively impacted by settlement adjustments determined by ERCOT related to prior periods.

ERCOT is the independent system operator that is responsible for maintaining reliable operation of the bulk electric power supply system in the ERCOT market. Its responsibilities include the clearing and settlement of electricity volumes and related ancillary services among the various participants in the deregulated Texas market. Settlement information is due from ERCOT within two months after the operating day, and true-up settlements are due from ERCOT within six months after the operating day. Likewise, ERCOT has the ability to resettle any operating day at any time after the six month settlement period, usually the result of a lingering dispute, an alternative dispute resolution process or litigated event. As a result, we are subject to settlement adjustments from ERCOT related to prior periods, which may result in charges or credits impacting our future reported results of operations.

Our results of operations and financial condition could be negatively impacted by any development or event beyond our control that causes economic weakness in the ERCOT market.

We derive substantially all of our revenues from operations in the ERCOT market, which covers approximately 75% of the geographical area in the State of Texas. As a result, regardless of the state of the economy in areas outside the ERCOT market, economic weakness in the ERCOT market could lead to reduced demand for electricity in the ERCOT market. Such a reduction could have a material negative impact on our results of operations and financial condition.

EFH Corp.’s (or any applicable subsidiary’s) credit ratings could negatively affect EFH Corp.’s (or the pertinent subsidiary’s) ability to access capital and could require EFH Corp. or its subsidiaries to post collateral or repay certain indebtedness.

Downgrades in EFH Corp.’s or any of its applicable subsidiaries’ long-term debt ratings generally cause borrowing costs to increase and the potential pool of investors and funding sources to decrease and might trigger liquidity demands pursuant to the terms of new commodity contracts, leases or other agreements. In August 2009, S&P placed the ratings for EFH Corp. on “negative outlook,” citing its expectation that EFH Corp. and TCEH will exercise the payment-in-kind option on their respective toggle notes a third time, which will increase refinancing risk. Also in August 2009, Moody’s downgraded the issuer ratings for EFH Corp. and its subsidiaries, except Oncor, one notch to Caa1 and downgraded the long-term debt ratings of EFH Corp., EFCH and TCEH by one notch. Moody’s downgrade and continued negative outlook for EFH Corp., EFCH and TCEH cited weak business fundamentals including high debt levels, including maturities in 2014, prospective long-term liquidity, financial and credit market prospects due primarily to our long-term hedging program, acceleration of environmental legislative initiatives that could threaten margins from coal-fired plants and the risk of incremental market intervention in Texas. The negative outlook also reflects their view that the capital structure is untenable and will likely prompt us to pursue some form of restructuring activity.

Most of EFH Corp.’s large customers, suppliers and counterparties require an expected level of creditworthiness in order for them to enter into transactions. If EFH Corp.’s (or an applicable subsidiary’s) credit ratings decline, the costs to operate its businesses would likely increase because counterparties could require the posting of collateral in the form of cash-related instruments, or counterparties could decline to do business with EFH Corp. (or its applicable subsidiary).

The global financial crisis has caused unprecedented market volatility and may have impacts on our business and financial condition that we currently cannot predict.

Because our operations are capital intensive, we expect to rely over the long-term upon access to financial markets (particularly the attainment of liquidity facilities) as a significant source of liquidity for capital requirements not satisfied by cash-on-hand, operating cash flows or our revolving credit facilities. The capital and credit markets have been experiencing extreme volatility and disruption. As a result, the continued credit crisis and related turmoil in the global financial system may have an impact on our business and financial condition. Our ability to access the capital or credit markets may be severely restricted at a time when we would like, or need, to access those markets, which could have an impact on our flexibility to react to changing economic and business conditions. In addition, the cost of debt financing may be materially adversely impacted by these market conditions. As such, there can be no assurance that the capital and credit markets will continue to be a reliable or acceptable source of short-term or long-term financing for us. If current levels of market disruption and volatility continue or worsen, we may be forced to meet our liquidity needs, such as our anticipated capital expenditures, through our cash flows. Additionally, the crisis could have a broader impact on business in general in ways that could lead to reduced electricity usage, which could have a negative impact on our revenues, and the credit crisis could have an impact on our customers, counterparties and/or lenders, causing them to fail to meet their obligations to us.

Our liquidity needs could be difficult to satisfy, particularly during times of uncertainty in the financial markets and/or during times when there are significant changes in commodity prices. The inability to access liquidity, particularly on favorable terms, could materially adversely affect results of operations and/or financial condition.

Our businesses are capital intensive. We rely on access to financial markets and liquidity facilities as a significant source of liquidity for capital requirements not satisfied by cash-on-hand or operating cash flows. The inability to raise capital on favorable terms or access liquidity facilities, particularly during times of uncertainty similar to that which is currently being experienced in the financial markets, could impact our ability to sustain and grow our businesses and would likely increase capital costs. Our access to the financial markets and liquidity facilities could be adversely impacted by various factors, such as:

•	changes in financial markets that reduce available credit or the ability to obtain or renew liquidity facilities on acceptable terms;

•	economic weakness in the ERCOT or general U.S. market;

•	changes in interest rates;

•	a deterioration of our credit or the credit of our subsidiaries or a reduction in our or our applicable subsidiaries’ credit ratings;

•

a deterioration of the credit or bankruptcy of one or more lenders or counterparties under our or our applicable subsidiaries’ liquidity facilities that affects the ability of such lender(s) to make loans to us or our subsidiaries;

•	volatility in commodity prices that increases margin or credit requirements;

•	a material breakdown in our risk management procedures; and

•	the occurrence of changes in our businesses that restrict our ability to access liquidity facilities.

Although we expect to actively manage the liquidity exposure of existing and future hedging arrangements, given the size of the long-term hedging program, any significant increase in the price of natural gas could result in us being required to provide cash or letter of credit collateral in substantial amounts. While these potential posting obligations are primarily supported by the liquidity facilities, for certain transactions there is a potential for the timing of postings on the commodity contract obligations to vary from the timing of borrowings from the senior secured cash posting credit facility of TCEH. Any perceived reduction in our credit quality could result in clearing agents or other counterparties requesting additional collateral. We have potential credit concentration risk related to the limited number of lenders that provide us liquidity to support our hedging program. A deterioration of the credit quality of such lenders could materially affect our ability to continue such program on acceptable terms. An event of default by one or more of our hedge counterparties could subsequently result in termination-related settlement payments that reduce available liquidity if we owe amounts related to our commodity contracts or delays in receipts of expected settlements if the hedge counterparties owe amounts to us.

In the event that the governmental agencies that regulate the activities of our businesses determine that the creditworthiness of any such business is inadequate to support our activities, such agencies could require us to provide additional cash or letter of credit collateral in substantial amounts to qualify to do business.

In the event our liquidity facilities are being used largely to support the long-term hedging program as a result of a significant increase in the price of natural gas or significant reduction in credit quality, we may have to forego certain capital expenditures or other investments in our competitive businesses or other business opportunities.

Further, a lack of available liquidity could adversely impact the evaluation of our creditworthiness by counterparties and rating agencies. In particular, such concerns by existing and potential counterparties could significantly limit TCEH’s wholesale markets activities, including its long-term hedging program.

The costs of providing pension and OPEB and related funding requirements are subject to changes in pension fund values, changing demographics and fluctuating actuarial assumptions and may have a material adverse effect on our results of operations and financial condition.

We provide pension benefits based on either a traditional defined benefit formula or a cash balance formula and also provide certain health care and life insurance benefits to eligible employees and their eligible dependents upon these employees’ retirement from us. Our costs of providing such benefits and related funding requirements are dependent upon numerous factors, assumptions and estimates and are subject to changes in such factors, assumptions and estimates, including the market value of the assets funding our pension plan and our OPEB plans. Fluctuations in financial market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

The recent substantial dislocation in the financial markets has caused the value of the investments that fund our pension and OPEB plans to significantly differ from, and may alter the values and actuarial assumptions we use to calculate, our projected future pension plan expense and OPEB costs. A continuation or further decline in the value of these investments could increase the expenses of our pension plan and the costs of our OPEB plans and related funding requirements in the future. Our costs of providing such benefits and related funding requirements are also subject to changing employee demographics (including but not limited to age, compensation levels and years of accredited service), the level of contributions made to retiree plans, expected and actual earnings on plan assets and the discount rates used in determining the projected benefit obligation. Changes made to the provisions of the plans may also impact current and future benefit costs. Fluctuations in financial market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

As was the case in the fourth quarter 2008 (as discussed in Notes 1 and 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus), goodwill and/or other intangible assets not subject to amortization that we have recorded in connection with the Merger are subject to at least annual impairment evaluations and as a result, we could be required to write off some or all of this goodwill and other intangible assets, which may reflect adverse impacts on our financial condition and results of operations.

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill and certain other indefinite-lived intangible assets that are not subject to amortization are reviewed annually or more frequently for impairment, if certain conditions exist, and may be impaired. Any reduction in or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could cause a material adverse impact on our reported results of operations and financial position.

The loss of the services of our key management and personnel could adversely affect our ability to operate our businesses.

Our future success will depend on our ability to continue to attract and retain highly qualified personnel. We compete for such personnel with many other companies, in and outside our industry, government entities and other organizations. We may not be successful in retaining current personnel or in hiring or retaining qualified personnel in the future. Our failure to attract new personnel or retain existing personnel could have a material adverse effect on our businesses.

The Sponsor Group controls and may have conflicts of interest with us in the future.

The Sponsor Group indirectly owns approximately 60% of EFH Corp.’s capital stock on a fully-diluted basis through its investment in Texas Holdings. As a result of this ownership and the Sponsor Group’s ownership in interests of the general partner of Texas Holdings, the Sponsor Group has control over decisions regarding our operations, plans, strategies, finances and structure, including whether to enter into any corporate transaction, and will have the ability to prevent any transaction that requires the approval of EFH Corp.’s shareholders.

Additionally, each member of the Sponsor Group is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Members of the Sponsor Group may also pursue acquisition opportunities that may be complementary to our businesses and, as a result, those acquisition opportunities may not be available to us. So long as the members of the Sponsor Group, or other funds controlled by or associated with the members of the Sponsor Group, continue to indirectly own a significant amount of the outstanding shares of EFH Corp.’s common stock, even if such amount is less than 50%, the Sponsor Group will continue to be able to strongly influence or effectively control our decisions.

Risks Related to the EFIH Businesses

EFIH is a holding company conducting its operations principally through its subsidiary Oncor (in which EFIH indirectly holds an approximate 80% ownership interest). As such, the risks described below relating to Oncor’s businesses will apply to holders of New EFIH Senior Secured Notes issued in the exchange offers. In addition, EFIH is a wholly-owned subsidiary of EFH Corp. Accordingly, these risks will also apply to holders of New EFH Senior Secured Notes issued in the exchange offers. There are additional risks relating to investing in the New Senior Secured Notes that you should review before deciding to tender your Old Notes. Such additional risks are described elsewhere in this “Risk Factors” section under the headings “—Risks Related to the Exchange Offers and the New Senior Secured Notes” and “—Risks Related to Structure.”

Oncor’s businesses are subject to ongoing complex governmental regulations and legislation that have impacted, and may in the future impact, its business and/or results of operations.

Oncor’s businesses operate in changing market environments influenced by various state and federal legislative and regulatory initiatives regarding the restructuring of the energy industry. Oncor will need to continually adapt to these changes.

Oncor’s businesses are subject to changes in state and federal laws (including PURA, the Federal Power Act, the Public Utility Regulatory Policies Act of 1978 and the Energy Policy Act of 2005), changing governmental policy and regulatory actions (including those of the PUCT, the Electric Reliability Organization, the Texas Regional Entity, the Texas Commission on Environmental Quality, the FERC and the U.S. Environmental Protection Agency) and the rules, guidelines and protocols of ERCOT with respect to matters including, but not limited to, market structure and design, construction and operation of transmission facilities, acquisition, disposal, depreciation and amortization of regulated assets and facilities, recovery of costs and investments, return on invested capital and environmental matters. Changes in, revisions to, or reinterpretations of existing laws and regulations may have an adverse effect on Oncor’s businesses.

Although the 2009 Texas Legislative Session closed without passage of legislation that significantly negatively impacted Oncor’s businesses, there can be no assurance that future action of the Texas Legislature will not result in legislation that could have a material adverse effect on Oncor and its financial prospects.

The litigation environment in which Oncor operates poses a significant risk to its businesses.

Oncor is involved in the ordinary course of business in a number of lawsuits involving employment, commercial, environmental and injuries and damages issues, among other matters. Judges and juries in the State of Texas have demonstrated a willingness to grant large verdicts, including punitive damages, to plaintiffs in personal injury, property damage and business tort cases. Oncor uses legal and appropriate means to contest litigation threatened or filed against it, but the litigation environment in the State of Texas poses a significant business risk.

Oncor’s revenues are concentrated in a small number of customers, and any delay or default in payment could adversely affect its cash flows, financial condition and results of operations.

Oncor’s revenues from the distribution of electricity are collected from more than 65 retail electric providers, including TXU Energy, that sell the electricity Oncor distributes to their customers. Adverse economic conditions, structural problems in the market served by ERCOT or financial difficulties of one or more retail electric providers could impair the ability of these retail providers to pay for Oncor’s services or could cause them to delay such payments. Oncor depends on these retail electric providers to timely remit these revenues to Oncor. Oncor could experience delays or defaults in payment from these retail electric providers, which could adversely affect Oncor’s cash flows, financial condition and results of operations.

Disruptions at power generation facilities owned by third parties could interrupt Oncor’s sales of transmission and distribution services.

The electricity Oncor transmits and distributes to customers of retail electric providers is obtained by the retail electric providers from electricity generation facilities. Oncor does not own or operate any generation facilities. If generation is disrupted or if generation capacity is inadequate, Oncor’s sales of transmission and distribution services may be diminished or interrupted, and its results of operations, financial condition and cash flows may be adversely affected.

Oncor’s revenues and results of operations are seasonal.

A significant portion of Oncor’s revenues is derived from rates that Oncor collects from each retail electric provider based on the amount of electricity Oncor distributes on behalf of such retail electric provider. Sales of electricity to residential and commercial customers are influenced by temperature fluctuations. Thus, Oncor’s revenues and results of operations are subject to seasonality, weather conditions and other changes in electricity usage, with revenues being higher during the warmer months.

The operation and maintenance of electricity delivery facilities involves significant risks that could adversely affect Oncor’s results of operations and financial condition.

The operation and maintenance of delivery facilities involves many risks, including breakdown or failure of facilities, lack of sufficient capital to maintain the facilities, impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of efficiency or reliability, the occurrence of any of which could result in lost revenues and/or increased expenses that may not be recoverable through rates. A significant number of Oncor’s facilities were constructed many years ago. In particular, older transmission and distribution equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep operating at peak efficiency or reliability. The risk of increased maintenance and capital expenditures arises from damage to facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events. Further, Oncor’s ability to successfully and timely complete capital improvements to existing facilities or other capital projects is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, Oncor could be subject to additional costs that may not be recoverable through rates and/or the write-off of its investment in the project or improvement.

Insurance, warranties or performance guarantees may not cover all or any of the lost revenues or increased expenses. Likewise, Oncor’s ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by events outside Oncor’s control.

The rates of Oncor’s electric delivery business are subject to regulatory review, and may be reduced below current levels, which could adversely impact Oncor’s financial condition and results of operations.

The rates charged by Oncor are regulated by the PUCT and certain cities and are subject to cost-of-service regulation and annual earnings oversight. This regulatory treatment does not provide any assurance as to achievement of earnings levels. Oncor’s rates are regulated based on an analysis of Oncor’s costs and capital structure, as reviewed and approved in a regulatory proceeding. While rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital, there can be no assurance that the PUCT will judge all of Oncor’s costs to have been prudently incurred, that the PUCT will not reduce the amount of invested capital included in the capital structure that Oncor’s rates are based upon, or that the regulatory process in which rates are determined will always result in rates that will produce full recovery of Oncor’s costs, including regulatory assets reported in the balance sheet, and the return on invested capital allowed by the PUCT.

In addition, in connection with the Merger, Oncor has made several commitments to the PUCT regarding its rates. For example, Oncor committed that it will, in rate cases after its 2008 general rate case through proceedings initiated prior to December 31, 2012, support a cost of debt that will be no greater than the then-current cost of debt of electric utilities with investment grade credit ratings equal to Oncor’s ratings as of October 1, 2007. As a result, Oncor may not be able to recover debt costs above its cost of debt prior to the Merger.

Any adverse regulatory ruling, including reductions in rates, could have an adverse effect on Oncor’s business and results of operations.

Oncor’s capital deployment program may not be executed as planned, which could adversely impact its financial condition and results of operations.

There can be no guarantee that the execution of Oncor’s capital deployment program for its electricity delivery facilities will be successful and there can be no assurance that the capital investments Oncor intends to make in connection with its electricity delivery business will produce the desired reductions in cost and improvements to service and reliability. Furthermore, there can be no guarantee that Oncor’s capital investments, including the investment of approximately $1.3 billion (based on ERCOT cost estimates for CREZ construction projects) to construct CREZ-related transmission lines and facilities, will ultimately be recoverable through rates or, if recovered, that they will be recovered on a timely basis. With the award, it is likely Oncor will incur additional debt. In addition, Oncor may incur additional debt in connection with other investments in infrastructure or technology. For more information regarding the limitation on recovering the value of investments using rates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2008—Key Risks and Challenges” included in Annex C to this Prospectus and EFIH and its subsidiaries’ historical consolidated financial statements for the year ended December 31, 2008 and related notes that are included elsewhere in this Prospectus.

Ongoing performance improvement initiatives may not achieve desired cost reductions and may instead result in significant additional costs if unsuccessful. In addition, Oncor may incur significant transition costs and/or experience significant operational disruptions in connection with the termination of its outsourcing arrangement with Capgemini Energy LP.

The implementation of performance improvement initiatives identified by management may not produce the desired reduction in costs and, if unsuccessful, may instead result in significant additional costs as well as significant disruptions in Oncor’s operations due to employee displacements and the rapid pace of changes to organizational structure and operating practices and processes. Such additional costs or operational disruptions could have an adverse effect on Oncor’s business and financial prospects and may not be recoverable through rates.

In addition, Oncor may incur significant transition costs or experience significant operational disruptions in connection with the termination of its outsourcing arrangement with Capgemini Energy LP as it transitions the business support services back to Oncor or to other vendors. Such additional costs and/or operational difficulties could have an adverse effect on Oncor’s business and financial prospects. Moreover, Oncor is subject to the risk that any new outsourcing arrangements for such business support services may cost more.

Changes in technology may reduce the value of Oncor’s electricity delivery facilities and may significantly impact Oncor’s businesses in other ways as well.

Research and development activities are ongoing to improve existing and alternative technologies to produce electricity, including gas turbines, fuel cells, microturbines and photovoltaic (solar) cells. It is possible that advances in these or other technologies will reduce the costs of electricity production from these technologies to a level that will enable these technologies to compete effectively with traditional generation plants. Also, electricity demand could be reduced by increased conservation efforts and advances in technology, which could likewise significantly reduce the value of Oncor’s electricity delivery facilities. Changes in technology could also alter the channels through which retail customers buy electricity. To the extent self-generation facilities become a more cost-effective option for certain customers, Oncor’s revenues could be reduced.

Oncor’s results of operations and financial condition could be negatively impacted by any development or event beyond Oncor’s control that causes economic weakness in the ERCOT market.

Oncor derives substantially all of its revenues from operations in the ERCOT market, which covers approximately 75% of the geographical area in the State of Texas. As a result, regardless of the state of the economy in areas outside the ERCOT market, economic weakness in the ERCOT market could lead to reduced demand for electricity in the ERCOT market. Such a reduction could have a material negative impact on Oncor’s results of operations and financial condition.

Oncor’s credit ratings could negatively affect Oncor’s ability to access capital.

Downgrades in Oncor’s credit ratings generally cause borrowing costs to increase and the potential pool of investors and funding sources to decrease. In the event any downgrade occurs and causes Oncor’s borrowing costs to increase, Oncor may not be able to recover such increased costs if they exceed Oncor’s approved cost of debt determined in its 2008 general rate case or subsequent rate cases.

Most of Oncor’s large customers, suppliers and counterparties require an expected level of creditworthiness in order for them to enter into transactions. If Oncor’s credit ratings decline, the costs to operate Oncor’s businesses would likely increase because counterparties could require the posting of collateral in the form of cash-related instruments, or counterparties could decline to do business with Oncor.

The loss of the services of Oncor’s key management and personnel could adversely affect Oncor’s ability to operate its businesses.

Oncor’s future success will depend on its ability to continue to attract and retain highly qualified personnel. Oncor competes for such personnel with many other companies, in and outside Oncor’s industry, government entities and other organizations. Oncor may not be successful in retaining its current personnel or in hiring or retaining qualified personnel in the future. Oncor’s failure to attract new personnel or retain its existing personnel could have a material adverse effect on Oncor’s businesses.

The global financial crisis has caused unprecedented market volatility and may have impacts on Oncor’s business and financial condition that Oncor currently cannot predict.

Because its operations are capital intensive, Oncor expects to rely over the long term upon access to financial markets as a significant source of liquidity for capital requirements not satisfied by cash-on-hand, operating cash flows or its revolving credit facility. The capital and credit markets have been experiencing extreme volatility and disruption. As a result, the continued credit crisis and related turmoil in the global financial system may have an impact on Oncor’s business and financial condition. Oncor’s ability to access the capital or credit markets may be severely restricted at a time when Oncor would like, or needs, to access those markets, which could have an impact on Oncor’s flexibility to react to changing economic and business conditions. In addition, the cost of debt financing may be materially adversely impacted by these market conditions. Even if Oncor is able to obtain debt financing, it may be unable to recover in rates some or all of the costs of such debt financing as a result of its agreement with the PUCT that it will, in rate cases after its 2008 general rate case through proceedings initiated prior to December 31, 2012, support a cost of debt that will be based on the then-current cost of debt of electric utilities with investment grade credit ratings equal to Oncor’s ratings as of October 1, 2007. As such, there can be no assurance that the capital and credit markets will continue to be a reliable or acceptable source of short-term or long-term financing for Oncor. If current levels of market disruption and volatility continue or worsen, Oncor may be forced to meet its liquidity needs, such as its anticipated capital expenditures, through its cash flows. Additionally, the crisis could have a broader impact on business in general in ways that could lead to reduced electricity usage, which could have a negative impact on Oncor’s revenues, and the credit crisis could have an impact on Oncor’s customers, causing them to fail to meet their obligations to Oncor.

In the future, Oncor could have liquidity needs that could be difficult to satisfy under some circumstances, especially in uncertain financial market conditions.

Oncor’s operations are capital intensive. Oncor relies on access to financial markets and its liquidity facility as a significant source of liquidity for capital requirements not satisfied by cash-on-hand or operating cash flows. The inability to raise capital on favorable terms or access liquidity facilities, particularly during times of uncertainty similar to that which is currently being experienced in the financial markets, could adversely impact Oncor’s ability to sustain and grow its businesses and would likely increase capital costs that may not be recoverable through rates. Oncor’s access to the financial markets and its liquidity facility, and the pricing and terms Oncor receives in the financial markets, could be adversely impacted by various factors, such as:

•	changes in financial markets that reduce available credit or the ability to obtain or renew liquidity facilities on acceptable terms;

•	economic weakness in the ERCOT market;

•	changes in interest rates;

•	a deterioration of Oncor’s credit or a reduction in Oncor’s credit ratings;

•

a deterioration of the credit of EFH Corp. or EFH Corp.’s other subsidiaries or a reduction in the credit ratings of EFH Corp. or EFH Corp.’s other subsidiaries that is perceived to potentially have an adverse impact on Oncor despite the ring-fencing of Oncor Holdings and its direct and indirect subsidiaries (the “Oncor Ring-Fenced Entities”) from the Texas Holdings Group;

•	a material breakdown in Oncor’s risk management procedures; and

•	the occurrence of material adverse changes in Oncor’s businesses that restrict its ability to access its liquidity facilities.

Oncor’s primary source of liquidity aside from operating cash flows is its ability to borrow under its revolving credit facility. The facility contains a debt-to-capital ratio covenant that effectively limits Oncor’s ability to incur indebtedness in the future. As of June 30, 2009, Oncor was in compliance with such covenant. The credit facility and the senior notes issued by Oncor are secured by a deed of trust which permits Oncor to secure other indebtedness with the lien of the deed of trust up to the amount of the available bond credits. As of June 30, 2009, the available bond credits were $2.2 billion. In connection with the Merger, Oncor also committed to the PUCT that it would maintain a regulatory capital structure at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity.

The allocated costs of providing pension and OPEB and related funding requirements are subject to changes in pension fund values, changing demographics and fluctuating actuarial assumptions and may have a material adverse effect on Oncor’s results of operations and financial condition.

Oncor is a participating employer in the pension plan sponsored by EFH Corp. and offers pension benefits based on either a traditional defined benefit formula or a cash balance formula. Oncor also participates in health care and life insurance benefit plans offered by EFH Corp. to eligible employees and their eligible dependents upon these employees’ retirement from Oncor. Oncor’s allocated costs of providing such benefits and related funding requirements are dependent upon numerous factors, assumptions and estimates and are subject to changes in such factors, assumptions and estimates, including the market value of the assets funding EFH Corp.’s pension plan and OPEB plans. Fluctuations in actual market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

The recent substantial dislocation in the financial markets has caused the value of the investments that fund EFH Corp.’s pension and OPEB plans to significantly differ from, and may alter the values and actuarial assumptions EFH Corp. uses to calculate, projected future pension plan expense and OPEB costs allocated to Oncor. A continuation or further decline in the value of these investments could increase the expenses of EFH Corp.’s pension plan and the costs of its OPEB plans allocated to Oncor and related funding requirements in the future. Benefits costs and related funding requirements are also subject to changing employee demographics (including but not limited to age, compensation levels and years of accredited service), the level of contributions made to retiree plans, expected and actual earnings on plan assets and the discount rates used in determining the projected benefit obligation. Changes made to the provisions of the plans may also impact current and future benefit costs. Fluctuations in actual market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

As was the case in the fourth quarter 2008 (as discussed in Notes 1 and 3 to EFIH and its subsidiaries’ historical consolidated financial statements for the year ended December 31, 2008 that are included elsewhere in this Prospectus), goodwill that Oncor has recorded in connection with the Merger is subject to at least annual impairment evaluations and as a result, Oncor could be required to write off some or all of this goodwill, which may reflect adverse impacts on Oncor’s financial condition and results of operations.

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill recorded in connection with the Merger is not amortized but is reviewed annually or more frequently for impairment, if certain conditions exist, and may be impaired. Any reduction in or impairment of the value of goodwill will result in a charge against earnings, which could reflect material adverse impacts on Oncor’s reported results of operations and financial position.

Oncor’s ring-fencing measures may not work as planned.

As discussed above, to enhance the separateness between the Oncor Ring-Fenced Entities and the Texas Holdings Group, various legal, financial and contractual provisions were implemented. These enhancements are intended to minimize the risk that a court would order any of the Oncor Ring-Fenced Entities’ assets and liabilities to be substantively consolidated with those of any member of the Texas Holdings Group in the event that a member of the Texas Holdings Group were to become a debtor in a bankruptcy case. Nevertheless, bankruptcy courts have broad equitable powers and, as a result, outcomes in bankruptcy proceedings are inherently difficult to predict. Accordingly, if any member of the Texas Holdings Group were to become a debtor in a bankruptcy case, there can be no assurance that a court would not order an Oncor Ring-Fenced Entity’s assets and liabilities to be substantively consolidated with those of such member of the Texas Holdings Group. See Note 1 to EFIH and its subsidiaries’ historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

USE OF PROCEEDS

The Offerors will not receive any cash proceeds from the exchange offers or the consent solicitations. Any Legacy Notes and TCEH Notes accepted for exchange in the exchange offers may remain outstanding and be held by EFH Corp., EFCH and/or EFIH. Any 2017 Notes accepted for exchange in the exchange offers are expected to be retired and cancelled.

The Offerors intend to fund all cash payable to holders pursuant to the exchange offers and the consent solicitations, represented by an amount equal to accrued and unpaid cash interest from the last applicable interest payment date to, but not including, the Settlement Date on any Old Notes (other than Old Toggle Notes) accepted in the exchange offers and any consent payments payable to consenting holders of Consent Notes, with cash on hand.

Each member of the Sponsor Group has advised us that it, and the affiliates that it controls, in the aggregate, own an insignificant amount of Old Notes, and it and/or such affiliates may participate in the exchange offers and consent solicitations. Such participation, if any, will be on the same terms and subject to the same conditions set forth in this Prospectus applicable to other holders of the respective Old Notes held by the Sponsor Group and such affiliates. Consent Notes held by the Sponsor Group and such affiliates will not be considered outstanding for the purposes of determining whether the holders of the required outstanding principal amount of any issue of Consent Notes have delivered Consents necessary to adopt the Proposed Amendments with respect to such issue of Consent Notes.

In connection with the exchange offers, the Offerors will pay TPG, a member of the Sponsor Group, an advisory fee of up to $4.5 million.

CAPITALIZATION

EFH Corp.

The following table sets forth as of June 30, 2009, EFH Corp.’s cash and cash equivalents and capitalization of EFH Corp. and certain of its subsidiaries:

(1) on an actual basis; and

(2) on an adjusted basis to give effect to the completion of the exchange offers on November 6, 2009, the expected Settlement Date, assuming:

•

requisite Consents are received with respect to each of the Legacy Notes Indentures, and $4.0 billion aggregate principal amount of New EFH Senior Secured Notes are issued in the exchange offers and no New EFIH Senior Secured Notes are issued in the exchange offers; and

•

100% participation in the exchange offers by the holders of Priority 1 Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and acceptance of Priority 1 Notes on a pro rata basis up to the Maximum Exchange Amount, with all such notes being tendered at or prior to the Early Tender Date, and no acceptance of Priority 2 Notes.

	As of June 30, 2009
	Actual	As Adjusted (a)
	(millions of dollars)
Cash and cash equivalents	$1,159	$1,061

Debt:
EFH Corp.:
4.80% Series O Senior Notes due 2009	3	3
5.55% Series P Senior Notes due 2014	1,000	160
6.50% Series Q Senior Notes due 2024	750	120
6.55% Series R Senior Notes due 2034	750	120
10.875% Senior Notes due 2017	2,000	320
11.250%/12.000% Senior Toggle Notes due 2017	2,650	449
9.75% Senior Secured Notes due 2019	—	4,000
Unamortized fair value discount	(632)	(114)
Unamortized discount on New Senior Secured Notes	—	(32)

Total EFH Corp. debt	6,521	5,026
EFIH (b):
9.75% Senior Secured Notes due 2019	—	—

Total EFIH debt	—	—
EFCH (c):
Secured debt	94	94
Unsecured debt	9	9

Total EFCH debt	103	103
TCEH:
TCEH Senior Secured Facilities	22,309	22,309
TCEH Notes	5,000	5,000
TCEH Toggle Notes	1,848	1,848
Other secured debt	213	213
Other unsecured debt	1,386	1,386

Total TCEH debt	30,756	30,756
Oncor:
Secured debt	5,696	5,696

Total Oncor debt	5,696	5,696
Debt of Other Subsidiaries:
Secured debt (d)	97	97

Total consolidated debt	43,173	41,678
Total shareholders’ equity	(3,193)	(2,138)
Noncontrolling interest in subsidiaries	1,398	1,398

Total capitalization	$41,378	$40,938

(a)	The adjustment to cash and cash equivalents reflects estimated issuance costs and consent payments related to the exchange offers and consent solicitations. Debt amounts exclude an aggregate principal amount of up to $2.1 billion and unamortized fair value discount of up to $518 million related to exchanged Legacy Notes that may remain outstanding and be held by EFH Corp. (parent), EFCH and/or EFIH; such Legacy Notes would be eliminated in the EFH Corp. consolidated financial statements. The Old Toggle Notes as adjusted amount includes $159 million in additional principal reflecting the upcoming payment-in-kind interest payment on November 1, 2009. Total shareholders’ equity reflects an approximate $1,055 million after tax gain on the transaction. Amounts do not include accrued and unpaid interest paid on the Old Notes exchanged on which cash interest is paid, which we expect to be approximately $63 million.
(b)	Excludes EFIH’s guarantees of the 2017 Notes and the New EFH Senior Secured Notes.
(c)	Excludes EFCH’s guarantee of the 2017 Notes, the TCEH Senior Secured Facilities, the TCEH Notes and the New EFH Senior Secured Notes.
(d)	Consists of a building finance lease.

EFIH

The following table sets forth as of June 30, 2009, EFIH’s cash and cash equivalents and capitalization of EFIH and certain of its subsidiaries:

(1) on an actual basis; and

(2) on an adjusted basis to give effect to the completion of the exchange offers on November 6, 2009, the expected Settlement Date, assuming:

•

requisite Consents are received with respect to each of the Legacy Notes Indentures and the 2017 Notes Indenture, and $4.0 billion aggregate principal amount of New EFH Senior Secured Notes are issued in the exchange offers and no New EFIH Senior Secured Notes are issued in the exchange offers; and

•

100% participation in the exchange offers by the holders of Priority 1 Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and acceptance of Priority 1 Notes on a pro rata basis up to the Maximum Exchange Amount, with all such notes being tendered at or prior to the Early Tender Date, and no acceptance of Priority 2 Notes.

	As of June 30, 2009
	Actual	As Adjusted
	(millions of dollars)
Cash and cash equivalents	$36	$36

Debt:
EFIH:
10.875% EFH Corp. Senior Notes due 2017 (a)	1,000	160
11.250%/12.000% EFH Corp. Senior Toggle Notes due 2017 (a)	1,325	225
9.75% EFH Corp. Senior Secured Notes due 2019 (a)	—	2,000
9.75% Senior Secured Notes due 2019	—	—
Unamortized discount on 9.75% EFH Corp. Senior Secured Notes due 2019	—	(16)

Total EFIH debt	2,325	2,369
Oncor:
Secured debt	5,696	5,696

Total Oncor debt	5,696	5,696

Total consolidated debt	8,021	8,065
Total EFIH membership interest (b)	3,208	3,244
Total noncontrolling interests in subsidiaries	1,366	1,366

Total capitalization	$12,595	$12,675

(a)	Represents 50% of the principal amount of the 2017 Notes guaranteed by EFIH (pushed-down debt), as discussed in Note 4 to EFIH and its subsidiaries’ historical condensed consolidated financial statements for the quarter ended June 30, 2009 that are included elsewhere in this Prospectus, and 50% of the New EFH Senior Secured Notes guaranteed by EFIH (pushed-down debt).
(b)	As Adjusted amount includes push down effects (arising from the EFIH guarantee) of the retirement of the 2017 Notes and the issuance of the New EFH Senior Secured Notes.

THE TRANSACTIONS

The Merger

On October 10, 2007, the Merger occurred. Upon the effectiveness of the Merger, each share of EFH Corp. common stock outstanding immediately prior to the Merger (other than shares held by EFH Corp. or any of its subsidiaries or Texas Holdings or any of its subsidiaries, including Merger Sub, in each case not held on behalf of third parties, or shares held by holders who properly exercised their rights of dissent and appraisal under Texas law) was cancelled and converted into the right to receive $69.25 in cash, without interest and less any applicable withholding taxes.

Equity Contributions

At the closing of the Merger, Texas Holdings received an aggregate equity investment of approximately $8.3 billion. Investment funds affiliated with the Sponsor Group, or their respective assignees, contributed approximately $5.1 billion to Texas Holdings. The Sponsor Group consists of investment funds associated with or designated by KKR, TPG and Goldman Sachs who, along with certain other co-investors, own EFH Corp. through Texas Holdings, with the Sponsor Group controlling Texas Holdings’ general partner, Texas Energy Future Capital Holdings LLC. In addition, Citigroup Global Markets Inc., a Dealer Manager with respect to the exchange offers and a solicitation agent with respect to the consent solicitations, and Morgan Stanley & Co. Incorporated, or their respective affiliates, each made equity investments of approximately $250 million in Texas Holdings. The Sponsor Group obtained approximately $2.3 billion in equity investments from other existing investors in KKR’s and TPG’s private equity funds and other third party investors. Following the closing of the Merger and as of the date of this Prospectus, the Sponsor Group owned approximately 62% of the limited partnership units issued by Texas Holdings in connection with the Merger.

The equity contributions by the Sponsor Group and the Investors are referred to in this Prospectus as the “Equity Contributions.”

Debt Financing

In connection with the Merger, in addition to the Equity Contributions described above, we entered into the following debt financing arrangements, in each case, arranged by a consortium of arrangers and bookrunners:

•	The TCEH Senior Secured Facilities, which are guaranteed by EFCH and subsidiaries of TCEH;

•	a $6.75 billion senior unsecured interim loan facility of TCEH (the “TCEH Senior Interim Facility”), which was used to fund the Merger and related transactions; and

•	a $4.5 billion senior unsecured interim loan facility of EFH Corp. (the “EFH Senior Interim Facility”), which was used to fund the Merger and related transactions.

In October and December 2007, TCEH and TCEH Finance, Inc. issued $6.75 billion aggregate principal amount of the TCEH Notes in two private offerings. The proceeds from the offerings of the TCEH Notes, along with cash on hand, were used by TCEH to repay in full the TCEH Senior Interim Facility.

In October 2007, EFH Corp. issued the 2017 Notes in a private offering. The proceeds from the offering of the 2017 Notes, along with cash on hand, were used by EFH Corp. to repay in full the EFH Senior Interim Facility.

We refer to the above, collectively, as the “Debt Financing.”

Concurrently with the transactions described above, Oncor entered into a $2.0 billion senior revolving credit facility (the “Oncor Revolving Credit Facility”), which may be increased by up to $500 million, subject to certain conditions, which is being used by Oncor for working capital and for other general corporate purposes. No portion of the Oncor Revolving Credit Facility was used to finance the Merger or the debt repayment that occurred in connection with the Merger.

We refer to the transactions listed above, including the Merger and the application of the proceeds of the Equity Contributions and the Debt Financing, as the “Transactions.”

Ring-Fencing

Upon the consummation of the Merger, EFH Corp. and Oncor implemented several measures that are referred to as “ring-fencing.” Such measures included, among others, the following:

•	the conversion of Oncor from a Texas corporation to a Delaware limited liability company;

•

the inclusion of covenants in Oncor Holdings’ and Oncor’s limited liability company agreements intended to enhance the separation of Oncor Holdings and its subsidiaries, including Oncor, from Texas Holdings and its other subsidiaries, including EFIH;

•

the establishment of boards of directors for Oncor Holdings and Oncor with a majority of members who meet the New York Stock Exchange requirements for independence in all material respects and whose unanimous consent is required to take certain material actions, including (i) to consolidate or merge (A) with EFH Corp. or any of EFH Corp.’s other subsidiaries or (B) with any other entity, if Oncor Holdings or Oncor, as applicable, would not be the surviving entity; (ii) to sell, transfer or dispose of all or substantially all of the assets of Oncor Holdings or Oncor, as applicable, without adequate provision for the payment of all of such entity’s creditors; (iii) to institute, or consent to the institution of, bankruptcy or similar proceedings in respect of Oncor Holdings or Oncor, as applicable; or (iv) to the fullest extent permitted by law, to dissolve or liquidate Oncor Holdings or Oncor, as applicable, without adequate provision for the payment of all of such entity’s creditors;

•

the specific delegation to each of the board of directors and the independent directors of Oncor, each acting by majority vote, of the right to prevent distributions, if it or they determine that it is in the best interests of Oncor to retain such amounts to meet expected future requirements;

•

after the appointment of the initial independent directors, the delegation of the ability to nominate, appoint and fill vacancies in respect of the independent directors of Oncor Holdings and Oncor to a standing nominating committee of Oncor Holdings’ board of directors, a majority of whose members are independent directors; and

•

the incurrence of new indebtedness, evidenced by the Oncor Revolving Credit Facility, the lenders of which will be specifically relying on the separateness of Oncor Holdings and Oncor, and their assets, from Texas Holdings and its other subsidiaries.

The ring-fencing measures were based on certain principles articulated by rating agencies and certain commitments made by Texas Holdings and Oncor to the PUCT and the FERC intended to further separate Oncor from Texas Holdings and its subsidiaries and to mitigate Oncor’s credit exposure to those entities and to reduce the risk that the assets and liabilities of Oncor Holdings or of any of its subsidiaries would be substantively consolidated with the assets and liabilities of Texas Holdings or of any of its other subsidiaries in the event of a bankruptcy of one or more of those entities. A number of ring-fencing measures put in place were incorporated into a PUCT order that is legally binding on Oncor.

None of the ring-fenced entities guarantees or otherwise holds out its credit as being available to support the obligations of EFH Corp. or any of its subsidiaries (other than the ring-fenced entities), including with respect to the New Senior Secured Notes offered hereby. In addition, lenders under the TCEH Senior Secured Facilities and the holders of the 2017 Notes and the TCEH senior notes have acknowledged, and the future holders of such notes will acknowledge, by acceptance of such notes, the legal separateness of Oncor and its subsidiaries from the borrowers and guarantors under such financing documents. Lenders under the TCEH Senior Secured Facilities and the holders of the 2017 Notes and the TCEH senior notes also agreed, and the future holders of such notes will agree, by acceptance of such notes, that they will not initiate any bankruptcy or similar proceeding against Oncor Holdings or its subsidiaries and that Oncor Holdings and its subsidiaries are entitled to enforce this non-petition covenant. In addition, holders of New Senior Secured Notes, by acceptance of such notes, will acknowledge the legal separateness of Oncor and its subsidiaries from the Offerors and EFCH (if applicable) under such financing documents. Holders of New Senior Secured Notes, by acceptance of such notes, will also agree that they will not initiate any bankruptcy or similar proceeding against Oncor Holdings or its subsidiaries and that Oncor Holdings and its subsidiaries are entitled to enforce this non-petition covenant.

Sale of Noncontrolling Interests in Oncor

In November 2008, Oncor issued and sold additional equity interests to Texas Transmission for $1.254 billion in cash. At the closing of the sale, Oncor also offered and sold additional equity interests to Oncor Management Investment LLC, an entity owned by certain members of Oncor’s management, for the same price per unit of equity interest paid by Texas Transmission. Accordingly, the equity issuances resulted in EFH Corp. indirectly owning 80.04% of Oncor, certain members of Oncor management indirectly owning 0.21% of Oncor and Texas Transmission owning 19.75% of Oncor.

The investor rights agreement dated as of November 5, 2008, by and among Oncor, Oncor Holdings, Texas Transmission, EFH Corp. and any other persons that subsequently become a party thereto (the “Investor Rights Agreement”) governs certain rights of certain members of Oncor and EFH Corp. arising out of their direct or indirect ownership of Oncor membership interests, including, without limitation, transfers of Oncor membership interests and restrictions thereon. Among other transfer restrictions, the Investor Rights Agreement provides that, prior to the earlier of the completion of a qualified initial public offering or seven years from the date of the Investor Rights Agreement, Texas Transmission may transfer its Oncor membership interests only to certain permitted transferees or with the prior approval of Oncor Holdings. Following such time period, Texas Transmission may transfer its Oncor membership interests under a registration statement or pursuant to applicable securities laws. The Investor Rights Agreement also grants Texas Transmission certain “tag-along” rights in relation to certain sales, transfers or pledges of Oncor membership interests by Oncor Holdings or indirectly by EFH Corp. or its subsidiaries. Subject to certain conditions, these “tag-along” rights allow Texas Transmission to transfer a pro-rata portion of its Oncor membership interests in the event of a transfer of Oncor membership interests by Oncor Holdings or indirectly by EFH Corp. or its subsidiaries on the same terms as Oncor Holdings, EFH Corp. or a subsidiary of EFH Corp. would receive for the Oncor membership interests. The agreement further provides that under certain offerings of equity securities occurring before an initial public offering of Oncor, Texas Transmission and Oncor Holdings will receive preemptive rights to purchase their pro-rata share of the equity securities to be sold pursuant to such offerings. The Investor Rights Agreement also provides EFH Corp. with a right of first refusal to purchase any Oncor membership interests to be sold in a permitted sale by Texas Transmission or its permitted transferees.

Additionally, Texas Holdings, EFH Corp., certain of EFH Corp.’s subsidiaries and Oncor Holdings have certain “drag-along” rights in relation to offers from third-parties to purchase their directly or indirectly owned membership interests in Oncor, where the resulting sale would constitute a change of control of Oncor. These “drag-along” rights compel Texas Transmission and all other members of Oncor to sell or otherwise transfer their membership interests in Oncor on substantially the same terms as Texas Holdings, EFH Corp., the EFH Corp. subsidiary or Oncor Holdings (as applicable). Pursuant to the Investor Rights Agreement, all members of Oncor that have entered into such agreement must cooperate with Oncor in connection with an initial public offering of Oncor.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR

EFH CORP. AND ITS SUBSIDIARIES

The following table sets forth our selected historical consolidated financial data as of and for the periods indicated. The selected historical financial data as of December 31, 2008 and 2007 (Successor) and for the year ended December 31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and for the year ended December 31, 2006 (Predecessor) have been derived from our audited historical consolidated financial statements and related notes included elsewhere in this Prospectus. The historical financial data as of December 31, 2006, 2005 and 2004 (Predecessor) and for the years ended December 31, 2005 and 2004 (Predecessor) have been derived from our audited historical consolidated financial statements that are not included in this Prospectus. The “Predecessor” period reflects the period prior to the Merger, which occurred on October 10, 2007. The historical financial data as of June 30, 2009 and for the six months ended June 30, 2009 and 2008 have been derived from our unaudited historical interim condensed consolidated financial statements and related notes included elsewhere in this Prospectus. In EFH Corp.’s opinion, such unaudited interim financial data reflects all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the results for those periods. The results of operations for the interim periods, for seasonal and other factors, are not necessarily indicative of the results to be expected for the full year or any future period.

The selected historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2008” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2009,” each included in Annex B to this Prospectus, and our historical consolidated financial statements and related notes that are included elsewhere in this Prospectus.

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31,
				2006	2005	2004
	(millions of dollars, except ratios)
Operating revenues (a)	$11,364	$1,994	$8,044	$10,703	$10,826	$9,319
Income (loss) from continuing operations before extraordinary gain (loss) and cumulative effect of changes in accounting principles	(9,998)	(1,361)	699	2,465	1,775	81
Income from discontinued operations, net of tax effect	—	1	24	87	5	378
Extraordinary gain (loss), net of tax effect	—	—	—	—	(50)	16
Cumulative effect of changes in accounting principles, net of tax effect	—	—	—	—	(8)	10
Exchangeable preferred membership interest buyback premium	—	—	—	—	—	849
Preference stock dividends	—	—	—	—	10	22
Net income (loss)	(9,998)	(1,360)	723	2,552	1,712	(386)
Net loss attributable to noncontrolling interests	160	—	—	—	—	—
Net income (loss) attributable to EFH Corp.	$(9,838)	$(1,360)	$723	$2,552	$1,712	$(386)

Ratio of earnings to fixed charges (b)	—	—	2.30	5.11	3.80	1.16
Ratio of earnings to combined fixed charges and preference dividends (b)	—	—	2.30	5.11	3.74	1.11

Embedded interest cost on long-term debt—end of period (c)	9.2%	9.5%	6.5%	6.6%	6.3%	6.0%
Embedded dividend cost on preferred stock of subsidiaries—end of period (d)	—%	—%	—%	—%	—%	4.4%

Capital expenditures, including nuclear fuel	$2,978	$707	$2,395	$2,297	$1,104	$999

	Successor		Predecessor
	December 31,		December 31,
	2008	2007	2006	2005	2004
	(millions of dollars, except ratios)
Total assets—end of year (e)	$59,263	$64,804	$27,216	$27,978	$24,059
Property, plant & equipment—net—end of year	$29,522	$28,650	$18,569	$17,006	$16,495
Goodwill and intangible assets—end of year	$17,379	$27,319	$729	$728	$723

Capitalization—end of year
Equity-linked debt securities	$—	$—	$—	$179	$285
All other long-term debt, less amounts due currently	40,838	38,603	10,631	11,153	12,127
Preferred stock of subsidiaries (not subject to mandatory redemption) (f)	—	—	—	—	38
Preference stock	—	—	—	—	300
EFH Corp. common stock equity	(3,532)	6,685	2,140	475	339
Noncontrolling interests in subsidiaries	1,355	—	—	—	—

Total	$38,661	$45,288	$12,771	$11,807	$13,089

Capitalization ratios—end of year
Equity-linked debt securities	—%	—%	—%	1.5%	2.2%
All other long-term debt, less amounts due currently	105.6	85.2	83.2	94.5	92.6
Preferred stock of subsidiaries (f)	—	—	—	—	0.3
Preference stock	—	—	—	—	2.3
EFH Corp. common stock equity	(9.1)	14.8	16.8	4.0	2.6
Noncontrolling interests in subsidiaries	3.5	—	—	—	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Short-term borrowings—end of year	$1,237	$1,718	$1,491	$798	$210
Long-term debt due currently—end of year	$385	$513	$485	$1,250	$229

(a)	The operating revenues shown above reflect the change in classification for commodity hedging and trading activities discussed in Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus that resulted in an increase in operating revenues of $1.492 billion and $554 million for the Successor period from October 11 through December 31, 2007 and the Predecessor period from January 1 through October 10, 2007, respectively, a decrease of $153 million for the year ended December 31, 2006, and an increase of $164 million and $103 million for the years ended December 31, 2005 and 2004, respectively.
(b)	Fixed charges and combined fixed charges and preference dividends exceeded “earnings” (net loss) by $10.469 billion and $2.034 billion for the year ended December 31, 2008 and for the period from October 11, 2007 through December 31, 2007, respectively.
(c)	Represents the annual interest using year-end rates for variable rate debt and reflecting the effects of interest rate swaps (excluding unrealized mark-to-market gains or losses) and amortization of any discounts, premiums, issuance costs and any deferred gains/losses on reacquisitions divided by the carrying value of the debt plus or minus the unamortized balance of any discounts, premiums, issuance costs and gains/losses on reacquisitions at the end of the year.
(d)	Includes the unamortized balance of the loss on reacquired preferred stock and associated amortization.
(e)	The total assets shown above reflect the change in presentation related to EFH Corp.’s adoption of FSP FIN 39-1 as discussed in Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus. Such change in presentation resulted in an increase of $1.020 billion, $1.383 billion, $2.439 billion and $870 million in EFH Corp.’s total assets and total liabilities as of December 31, 2007, 2006, 2005 and 2004, respectively, as compared to amounts reported in EFH Corp.’s Annual Report on Form 10-K for the year ended December 31, 2007.
(f)	Preferred stock outstanding at the end of 2008, 2007, 2006 and 2005 has a stated amount of $51 thousand.

Although EFH Corp. continued as the same legal entity after the Merger, its “Selected Historical Consolidated Financial Data” for periods preceding the Merger and for the periods succeeding the Merger are presented as the consolidated financial statements of the “Predecessor” and the “Successor,” respectively. The consolidated financial statements of the Predecessor have been prepared on the same basis as EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2007, which are not included in this Prospectus, with the exception of a change in presentation related to EFH Corp.’s adoption of FSP FIN 39-1 and a change in classification to report the results of commodity hedging and trading activities on a separate line in the statement of consolidated income (loss) instead of within operating revenues. (See “Basis of Presentation” in Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus) The consolidated financial statements of the Successor also reflect the application of “purchase accounting” and the adoption of SFAS 160.

Results for 2008 were significantly impacted by impairment charges related to goodwill, trade name and emission allowances intangible assets and natural gas-fueled generation fleet. Results for 2004 are significantly impacted by charges related to EFH Corp.’s comprehensive restructuring plan.

	Successor
	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
	(millions of dollars, except ratios)
Operating revenues	$4,481	$5,305

Net income (loss)	315	(4,600)
Net income attributable to noncontrolling interests	(28)	—
Net income (loss) attributable to EFH Corp.	$287	$(4,600)

Ratio of earnings to fixed charges (a)	1.47	—
Ratio of earnings to combined fixed charges and preference dividends (a)	1.47	—

Capital expenditures, including nuclear fuel	$1,343	$1,564

(a)	Fixed charges and combined fixed charges and preference dividends exceeded “earnings” (net loss) by $7.063 billion for the six months ended June 30, 2008.

Successor
June 30, 2009
(millions of dollars, except ratios)
Total assets	$60,009
Property, plant & equipment—net	29,929
Goodwill and intangible assets	17,296

Capitalization
Long-term debt, less amounts due currently	$41,406
EFH Corp. shareholders’ equity	(3,193)
Noncontrolling interests in subsidiaries	1,398

Total	$39,611

Capitalization ratios
Long-term debt, less amounts due currently	104.5%
EFH Corp. shareholders’ equity	(8.0)
Noncontrolling interests in subsidiaries	3.5

Total	100.0%

Short-term borrowings	$1,442
Long-term debt due currently	$325
Embedded interest cost on long-term debt—end of period (a)	7.9%

(a)	Represents the annual interest using end of period rates for variable rate debt and reflecting the effects of interest rate swaps (excluding unrealized mark-to-market gains or losses) and amortization of any discounts, premiums, issuance costs and any deferred gains/losses on reacquisitions divided by the carrying value of the debt plus or minus the unamortized balance of any discounts, premiums, issuance costs and gains/losses on reacquisitions at the end of the period.

Quarterly Information

Results of operations by quarter are summarized below. In the opinion of EFH Corp., all adjustments (consisting of normal recurring accruals) necessary for a fair statement of such amounts have been made. Quarterly results are not necessarily indicative of a full year’s operations because of seasonal and other factors. All amounts are in millions of dollars.

	Successor
	First Quarter	Second Quarter
2009:
Operating revenues	$2,139	$2,342

Net income (loss)	454	(139)
Net loss attributable to noncontrolling interests	12	16

Net income (loss) attributable to EFH Corp.	$442	$(155)

	Successor
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008:
Operating revenues	$2,354	$2,951	$3,695	$2,364

Net income (loss)	(1,269)	(3,331)	3,617	(9,015)
Net loss attributable to noncontrolling interests	—	—	—	160

Net income (loss) attributable to EFH Corp.	$(1,269)	$(3,331)	$3,617	$(8,855)

	Predecessor (a)			Successor
	First Quarter	Second Quarter	Third Quarter	Period from October 11, 2007 through December 31, 2007
2007:
Operating revenues	$2,355	$2,405	$2,983	$1,994

Income (loss) from continuing operations	(497)	110	979	(1,361)
Income from discontinued operations, net of tax effect	—	11	13	1

Net income (loss)	$(497)	$121	$992	$(1,360)

(a)	The 10-day period ended October 10, 2007 has not been presented as it is deemed to be immaterial.

Reconciliation of Previously Reported Quarterly Information—The following tables present changes to previously reported quarterly results. The first quarter 2008 reflects the change in classification to report the results of commodity hedging and trading activities on a separate line item in the income statement instead of within operating revenues and the fourth quarter 2008 reflects the effects of the retrospective adoption of SFAS 160. Income (loss) from continuing operations, income from discontinued operations, net income (loss) and net income (loss) attributable to EFH Corp. in the first quarter 2008 were not affected by the change in classification. The adoption of SFAS 160 only affected the fourth quarter 2008, since that is when Oncor sold noncontrolling interests, and it did not affect operating revenues. (See Note 1 to EFH Corp’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional information).

Successor
First Quarter
2008:
Previously reported operating revenues	$787
Change in classification	1,567

Operating revenues	$2,354

Successor
Fourth Quarter
2008:
Previously reported net income (loss)	$(8,855)
Change due to adoption of SFAS 160	(160)

Net income (loss)	$(9,015)
Net loss attributable to noncontrolling interests (a)	160
Net income (loss) attributable to EFH Corp. (a)	$(8,855)

(a)	New lines/presentation pursuant to SFAS 160.

	Predecessor			Successor
	First Quarter	Second Quarter	Third Quarter	Period from October 11, 2007 through December 31, 2007
2007:
Previously reported operating revenues	$1,669	$2,022	$3,445	$502
Change in classification	686	383	(462)	1,492

Operating revenues	$2,355	$2,405	$2,983	$1,994

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR

EFIH AND ITS SUBSIDIARIES

The following table sets forth EFIH and its subsidiaries’ selected historical consolidated financial data as of and for the periods indicated. The selected historical financial data as of December 31, 2008 and 2007 (Successor) and for the year ended December 31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and for the year ended December 31, 2006 (Predecessor) have been derived from EFIH and its subsidiaries’ audited historical consolidated financial statements and related notes included elsewhere in this Prospectus. The historical financial data as of December 31, 2006, 2005 and 2004 (Predecessor) and for the years ended December 31, 2005 and 2004 (Predecessor) have been derived from an EFIH subsidiary’s (Oncor’s) audited historical consolidated financial statements that are not included in this Prospectus. EFIH was formed at the time of the Merger, and its predecessor is Oncor. The historical financial data as of June 30, 2009 and for the six months ended June 30, 2009 and 2008 have been derived from EFIH and its subsidiaries’ unaudited historical interim condensed consolidated financial statements and related notes included elsewhere in this Prospectus. In EFIH’s opinion, such unaudited interim financial data reflects all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the results for those periods. The results of operations for the interim periods, for seasonal and other factors, are not necessarily indicative of the results to be expected for the full year or any future period.

The selected historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2008” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2009,” each included in Annex C to this Prospectus, and our historical consolidated financial statements and related notes that are included elsewhere in this Prospectus.

	Successor (a)		Predecessor (a)
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31,
				2006	2005	2004
	(millions of dollars, except ratios)
Operating revenues	$2,580	$533	$1,967	$2,449	$2,394	$2,226
Net income (loss) (b)	(655)	19	263	344	351	273
Net loss attributable to noncontrolling interests	160	—	—	—	—	—
Net income (loss) attributable to EFIH	(495)	19	263	344	351	273

Capital expenditures	$882	$153	$555	$840	$733	$600

Ratio of earnings to fixed charges (c)	—	1.19	2.68	2.74	2.87	2.29

Embedded interest cost on long-term debt—end of period (d)	8.2%	8.5%	6.6%	6.5%	6.5%	6.4%

(a)	The Predecessor is Oncor; EFIH was formed at the time of the Merger. The consolidated financial statements of the Successor reflect the application of purchase accounting.
(b)	Amount in 2008 includes an $860 million goodwill impairment charge (see Note 3 to EFIH and its subsidiaries’ historical consolidated financial statements for the year ended December 31, 2008 that are included elsewhere in this Prospectus). Amount in 2004 includes an extraordinary gain of $16 million after-tax related to a regulatory asset adjustment and a credit of $2 million after-tax representing a cumulative effect of change in accounting principle.

(c)	Fixed charges exceeded “earnings” (net loss) by $526 million for the year ended December 31, 2008.
(d)	Represents the annual interest and amortization of any discounts, premiums, issuance costs and any deferred gains/losses on reacquisitions divided by the carrying value of the debt plus or minus the unamortized balance of any discounts, premiums, issuance costs and gains/losses on reacquisitions at the end of the year and excludes advances from affiliates.

	Successor (a)		Predecessor (a)
	December 31,		December 31,
	2008	2007	2006	2005	2004
	(millions of dollars, except ratios)
Total assets—end of year	$15,821	$15,548	$10,709	$9,911	$9,493
Property, plant & equipment—net—end of year	8,606	8,069	7,608	7,067	6,609
Goodwill—end of year	4,064	4,894	25	25	25

Capitalization—end of year
Long-term debt, less amounts due currently	$7,351	$5,952	$3,811	$4,107	$4,199
Shareholder’s equity	—	—	2,975	2,935	2,687
EFIH membership interest	3,210	5,439	—	—	—
Noncontrolling interests in subsidiary	1,355	—	—	—	—

Total	$11,916	$11,391	$6,786	$7,042	$6,886

Capitalization ratios—end of year
Long-term debt, less amounts due currently	61.7%	52.3%	56.2%	58.3%	61.0%
Shareholder’s equity	—	—	43.8	41.7	39.0
EFIH membership interest	26.9	47.7	—	—	—
Noncontrolling interests in subsidiary	11.4	—	—	—	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	The Predecessor is Oncor; EFIH was formed at the time of the Merger. The consolidated financial statements of the Successor reflect the application of purchase accounting.

	Successor
	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
	(millions of dollars, except ratios)
Operating revenues	$1,266	$1,240

Net income	$49	$83
Net income attributable to noncontrolling interests	$(28)	$—
Net income attributable to EFIH.	$21	$83

Ratio of earnings to fixed charges	1.28	1.48

Capital expenditures	$516	$465

Successor
June 30, 2009
(millions of dollars, except ratios)
Total assets	$16,033
Property, plant & equipment—net	$8,939
Goodwill	$4,064

Capitalization
Long-term debt, less amounts due currently	$7,374
EFIH membership interest	3,208
Noncontrolling interests in subsidiaries	1,366

Total	$11,948

Capitalization ratios
Long-term debt, less amounts due currently	61.7%
EFIH membership interest	26.9
Noncontrolling interests in subsidiaries	11.4

Total	100.0%

Short-term borrowings	$542
Long-term debt due currently	$105
Embedded interest cost on long-term debt—end of period (a)	8.5%

(a)	Represents the annual interest using end of period rates for variable rate debt and reflecting the effects of amortization of any discounts, premiums, issuance costs and any deferred gains/losses on reacquisitions divided by the carrying value of the debt plus or minus the unamortized balance of any discounts, premiums, issuance costs and gains/losses on reacquisitions at the end of the period.

Quarterly Information (unaudited)

Results of operations by quarter are summarized below. In the opinion of EFIH, all adjustments (consisting of normal recurring accruals) necessary for a fair statement of such amounts have been made. Quarterly results are not necessarily indicative of a full year’s operations because of seasonal and other factors.

	Successor
	First Quarter	Second Quarter
	(millions of dollars)
2009:
Operating revenues	$614	$653
Operating income	143	167
Net income	13	36
Net income attributable to noncontrolling interests	(12)	(16)
Net income attributable to EFIH	1	20

	Successor
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(millions of dollars)
2008:
Operating revenues	$614	$626	$728	$612
Operating income	151	150	206	147
Net income (loss)	41	41	96	(833)
Net loss attributable to noncontrolling interests	—	—	—	160
Net income (loss) attributable to EFIH	41	41	96	(673)

	Predecessor (a)			Successor (b)
	First Quarter	Second Quarter	Third Quarter	Period from October 11, 2007 through December 31, 2007
	(millions of dollars)
2007:
Operating revenues	$613	$582	$705	$533
Operating income	157	129	199	125
Net income	85	54	124	19

(a)	The Predecessor is Oncor; EFIH and Oncor Holdings were formed at the time of the Merger.
(b)	The 10-day period ended October 10, 2007 has not been presented as it is deemed immaterial.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR EFCH AND ITS SUBSIDIARIES

The following tables set forth EFCH and its subsidiaries’ selected historical consolidated financial data as of and for the periods indicated. The selected historical financial data as of December 31, 2008 (Successor) and 2007 (Successor) and for the year ended December 31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and for the year ended December 31, 2006 (Predecessor) have been derived from EFCH and its subsidiaries’ audited historical consolidated financial statements and related notes included elsewhere in this Prospectus. The historical financial data as of December 31, 2006, 2005 and 2004 (Predecessor) and for the years ended December 31, 2005 and 2004 (Predecessor) have been derived from EFCH and its subsidiaries’ historical consolidated financial statements that are not included in this Prospectus. The historical financial data as of June 30, 2009 (Successor) and for the six months ended June 30, 2009 and June 30, 2008 (Successor) have been derived from EFCH and its subsidiaries’ unaudited historical condensed consolidated financial statements included elsewhere in this Prospectus. In EFCH’s opinion, such unaudited financial data reflects all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The selected historical consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2008” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2009,” each included in Annex D to this Prospectus, and EFCH and its subsidiaries’ historical consolidated financial statements and related notes that are included elsewhere in this Prospectus.

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
				Year Ended December 31,
				2006	2005	2004
	(millions of dollars, except ratios and per share amounts)
Statement of Income Data:
Operating revenues	$9,787	$1,671	$6,884	$9,396	$10,824	$9,304
Income (loss) from continuing operations before extraordinary gain (loss) and cumulative effect of changes in accounting principles	(9,039)	(1,266)	1,306	2,501	1,816	672
Loss from discontinued operations, net of tax effect	—	—	—	—	(8)	(34)
Extraordinary gain (loss), net of tax effect	—	—	—	—	(50)	16
Cumulative effect of changes in accounting principles, net of tax effect	—	—	—	—	(8)	6
Preferred stock dividends	—	—	—	—	3	2
Net income (loss) available for common stock	$(9,039)	$(1,266)	$1,306	$2,501	$1,747	$658
Ratio of earnings to fixed charges (a)	—	—	5.88	10.84	5.04	2.47
Ratio of earnings to combined fixed charges and preference dividends (a)	—	—	5.88	10.84	5.01	2.45

Statement of Cash Flows Data:
Cash flows provided by (used in) operating activities from continuing operations	$1,657	$(248)	$1,231	$4,757	$2,580	$1,838
Cash flows provided by (used in) financing activities from continuing operations	1,289	1,488	895	(1,265)	(61)	(772)
Cash flows used in investing activities from continuing operations	(2,682)	(1,881)	(1,277)	(3,497)	(2,572)	(1,776)
Other Financial Data:
Capital expenditures, including nuclear fuel	$2,074	$519	$1,585	$908	$1,099	$968

	Successor		Predecessor
	December 31,		December 31,
	2008	2007	2006	2005	2004
	(millions of dollars)
Balance Sheet Data:
Total assets	$43,000	$49,152	$21,149	$20,890	$24,833
Property, plant & equipment—net	$20,902	$20,545	$10,344	$9,994	$16,529
Goodwill and intangible assets	$13,096	$22,197	$526	$522	$687

Capitalization
Long-term debt, less amounts due currently	$31,556	$30,762	$3,088	$3,284	$7,571
Exchangeable preferred membership interests of TCEH (b)	—	—	—	—	511
Preferred stock of subsidiaries (not subject to mandatory redemption) (c)	—	—	—	—	38
Shareholders’ equity	(5,002)	4,003	7,943	5,640	6,373

Total	$26,554	$34,765	$11,031	$8,924	$14,493

Capitalization ratios
Long-term debt, less amounts due currently	118.8%	88.5%	28.0%	36.8%	52.2%
Exchangeable preferred membership interests of TCEH (b)	—	—	—	—	3.5
Preferred stock of subsidiaries (not subject to mandatory redemption) (c)	—	—	—	—	0.3
Shareholders’ equity	(18.8)	11.5	72.0	63.2	44.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Short-term borrowings	$900	$438	$818	$746	$210
Long-term debt due currently	$269	$202	$178	$414	$218
Embedded interest cost on long-term debt—end of period (d)	9.0%	9.6%	7.2%	7.0%	6.1%
Embedded dividend cost on preferred stock of subsidiaries—end of period (e)	—%	—%	—%	14.0%	14.0%

(a)	Fixed charges and combined fixed charges and preference dividends exceeded “earnings” (net loss) by $9.543 billion for the year ended December 31, 2008 and $1.941 billion for the period from October 11, 2007 through December 31, 2007, respectively.
(b)	Amount is net of discount. In April 2004, EFH Corp. repurchased TCEH’s exchangeable preferred membership interests. Such membership interests were contributed to EFCH in 2005.
(c)	Preferred stock outstanding has a stated value of less than $1 million at the end of 2004 through 2008.
(d)	Represents the annual interest using year-end rates for variable rate debt and reflecting the effects of interest rate swaps (excluding unrealized mark-to-market gains or losses) and amortization of any discounts, premiums, issuance costs and any deferred gains/losses on reacquisitions divided by the carrying value of the debt plus or minus the unamortized balance of any discounts, premiums, issuance costs and gains/losses on reacquisitions at the end of the year.
(e)	Includes the unamortized balance of the loss on reacquired preferred stock and associated amortization.

	Successor
	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
	(millions of dollars, except ratios)
Statement of Income Data:
Operating revenues	$3,711	$4,550

Net income (loss)	$419	$(4,528)
Net income (loss) attributable to noncontrolling interests	$—	$—
Net income (loss) attributable to EFCH	$419	$(4,528)

Ratio of earnings to fixed charges (a)	1.80	—
Ratio of earnings to combined fixed charges and preference dividends (a)	1.80	—

	Successor
	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
	(millions of dollars)
Statement of Cash Flows Data:
Cash flows provided by (used in) operating activities	$487	$(1,675)
Cash flows provided by financing activities	$280	$3,296
Cash flows used in investing activities	$(993)	$(1,674)

Other Financial Data:
Capital expenditures, including nuclear fuel	$822	$1,098

		Successor
		June 30, 2009
		(millions of dollars)
Balance Sheet Data:
Total assets		$43,838
Property, plant & equipment—net		$21,011
Goodwill and intangible assets		$12,979

Capitalization
Long-term debt, less amounts due currently		$32,077
EFCH shareholders’ equity		(4,501)
Noncontrolling interests in subsidiaries		32

Total		$27,608

Capitalization ratios
Long-term debt, less amounts due currently		116.2%
EFCH shareholders’ equity		(16.3)
Noncontrolling interests in subsidiaries		0.1

Total		100.0%

Short-term borrowings		$900
Long-term debt due currently		$207
Embedded interest cost on long-term debt—end of period (b)		7.5%

(a)	Fixed charges and combined fixed charges and preference dividends exceeded “earnings” (net loss) by $7.008 billion for the six months ended June 30, 2008.
(b)	Represents the annual interest using period-end rates for variable rate debt and reflecting the effects of interest rate swaps (excluding unrealized mark-to-market gains or losses) and amortization of any discounts, premiums, issuance costs and any deferred gains/losses on reacquisitions divided by the carrying value of the debt plus or minus the unamortized balance of any discounts, premiums, issuance costs and gains/losses on reacquisitions at the end of the period.

Quarterly Information

Results of operations by quarter are summarized below. In the opinion of EFCH, all adjustments (consisting of normal recurring accruals) necessary for a fair statement of such amounts have been made. Quarterly results are not necessarily indicative of a full year’s operations because of seasonal and other factors. All amounts are in millions of dollars.

	Successor
	First Quarter	Second Quarter
2009:
Operating revenues	$1,766	$1,945
Net income (loss)	526	(107)
Net income (loss) attributable to noncontrolling interests	—	—
Net income (loss) attributable to EFCH	526	(107)

	Successor
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008:
Operating revenues	$1,983	$2,567	$3,258	$1,979

Net income (loss)	$(1,239)	$(3,289)	$3,586	$(8,097)

	Predecessor (a)			Successor
	First Quarter	Second Quarter	Third Quarter	Period from October 11, 2007 through December 31, 2007
2007:
Operating revenues	$2,003	$2,049	$2,572	$1,671

Net income (loss)	$22	$210	$1,000	$(1,266)

(a)	The 10-day period ended October 10, 2007 has not been presented as it is deemed to be immaterial.

GENERAL TERMS OF THE EXCHANGE OFFERS AND CONSENT SOLICITATIONS

Purpose of the Exchange Offers and Consent Solicitations

The purpose of the exchange offers is to reduce the outstanding principal amount and extend the weighted average maturity of the long-term debt of EFH Corp. and its subsidiaries. The purpose of the consent solicitations is to adopt the Proposed Amendments which will provide EFH Corp. and its subsidiaries additional financial and operational flexibility.

General

Upon the terms and subject to the conditions set forth in this Prospectus and the Consent and Letter of Transmittal, including the Acceptance Priority Levels, the Maximum Exchange Amount and the Priority Level 2 Cap and the possible prorations resulting therefrom, the Offerors are offering to exchange outstanding Old Notes validly tendered and not validly withdrawn for up to:

•	$4.0 billion aggregate principal amount of New Senior Secured Notes; or

•	$3.0 billion aggregate principal amount of New Senior Secured Notes, if the requisite Consents with respect to the 2017 Notes Indenture are not received,

and in each case payable:

•	45% in New EFH Senior Secured Notes and 55% New EFIH Senior Secured Notes; or

•	entirely in New EFH Senior Secured Notes, if the requisite Consents with respect to each of the Legacy Notes Indentures are received.

The maximum aggregate principal amount of New Senior Secured Notes issuable in the exchange offers will not exceed $4.0 billion; provided that, if the requisite Consents are not received with respect to the 2017 Notes Indenture, the maximum aggregate principal amount of New Senior Secured Notes issuable in the exchange offers will not exceed $3.0 billion. The maximum principal amount of New Senior Secured Notes issuable in the exchange offers, including the principal amount of any New Senior Secured Notes to be issued in lieu of accrued and unpaid payment-in-kind interest on Old Toggle Notes accepted for exchange, is referred to in this Prospectus, in either case, as the “Maximum Exchange Amount.” In addition, the aggregate principal amount of New Senior Secured Notes issuable in exchange for Priority 2 Notes will not exceed the Priority Level 2 Cap. Subject to applicable law, the Offerors reserve the right, but are not obligated, to increase or decrease the Maximum Exchange Amount and/or the Priority Level 2 Cap. For more information regarding the acceptance priorities for Old Notes validly tendered pursuant to the exchange offers in the event that the Maximum Exchange Amount and/or Priority Level 2 Cap is exceeded, please see “—Acceptance; Priority Proration.”

Holders of Old Notes (other than Old Toggle Notes) accepted by the Offerors in the exchange offers will be entitled to receive an amount equal to accrued and unpaid interest, if any, in cash from the last applicable interest payment date to, but not including, the Settlement Date, in addition to the Total Consideration or Exchange Consideration that such holder would receive in the exchange offers. All participating holders of Old Toggle Notes will also receive in the exchange offers, with respect to any of their Old Toggle Notes accepted for exchange, in lieu of accrued and unpaid payment-in-kind interest with respect to such Old Toggle Notes, if any, from the last applicable interest payment date to, but not including, the Settlement Date, additional New Senior Secured Notes paid in accordance with the applicable consideration listed on page ii of this Prospectus. See also “Acceptance of Old Notes; Accrual of Interest—Accrued Interest.”

In addition, EFH Corp. is soliciting Consents in the consent solicitations to amend the Consent Notes Indentures for each issue of Consent Notes. The purpose of the consent solicitations is to obtain the Consents required to adopt the Proposed Amendments, which would, among other things, eliminate substantially all of the restrictive covenants contained in the Consent Notes Indentures and the Consent Notes, eliminate certain events of default, modify covenants regarding mergers and consolidations, and modify or eliminate certain other provisions, including the limitation on the incurrence of secured indebtedness in the Legacy Notes Indentures and the limitations on the incurrence of indebtedness and liens in the 2017 Notes Indentures, such that an unlimited amount of secured debt could be issued by EFH Corp. under the terms of the Consent Notes Indentures, and certain provisions relating to defeasance contained in the 2017 Notes Indenture and 2017 Notes which would otherwise prevent a defeasance without, among other things, delivery of an opinion of counsel confirming such defeasance does not constitute a taxable event.

Execution and delivery of the Consent and Letter of Transmittal will constitute an express waiver by a consenting holder of the Consent Notes with respect to all claims against the Offerors and the Sponsor Group of any breach, default or event of default that may have arisen under the Consent Notes Indentures.

In order to be adopted with respect to a particular issue of Consent Notes, the applicable Proposed Amendments must be consented to by the holders of at least a majority of the outstanding aggregate principal amount of such issue of Consent Notes, voting as a separate class; provided, however, that the holders of both issues of the 2017 Notes vote together as a single class and, accordingly, the Proposed Amendments to the 2017 Notes Indenture must be consented to by the holders of at least a majority of the outstanding aggregate principal amount of all the 2017 Notes voting together as a single class. The Proposed Amendments to each issue of Consent Notes will be set forth in corresponding Supplemental Indentures to each of the Consent Notes Indentures. It is expected but not required that the Supplemental Indenture for each issue of Consent Notes will be executed promptly following the Consent Date assuming receipt of the requisite Consents for the Proposed Amendments. The Supplemental Indentures relating to the Proposed Amendments will become effective immediately upon their execution and delivery by the parties thereto; however, the Proposed Amendments contained therein will not become operative until immediately prior to the acceptance for exchange of Old Notes upon the terms and subject to the conditions set forth in this Prospectus. See “Proposed Amendments.”

The Proposed Amendments with respect to each of the Legacy Notes Indentures constitute a single proposal for the related consent solicitation, and a consenting holder must consent to the Proposed Amendments applicable to all Legacy Notes tendered by that holder as an entirety and may not consent selectively with respect to certain of the Proposed Amendments. The Proposed Amendments with respect to the 2017 Notes Indenture constitute a single proposal for the related consent solicitation, and a consenting holder must consent to the Proposed Amendments applicable to all 2017 Notes tendered by that holder as an entirety and may not consent selectively with respect to certain of the Proposed Amendments.

Consent Notes validly tendered pursuant to the exchange offers (and not validly withdrawn) at or prior to the Consent Date will be deemed to include Consents to the Proposed Amendments. The completion, execution and delivery of a Consent and Letter of Transmittal, or transmission of an Agent’s Message, in connection with a valid tender of Consent Notes pursuant to the applicable exchange offer at or prior to the Consent Date will constitute the delivery of Consents with respect to such Consent Notes. Holders may not validly tender Consent Notes in the exchange offers at or prior to the Consent Date without delivering the related Consents but holders may tender Consent Notes after the Consent Date and at or prior to the Expiration Date without delivering Consents with respect to such Consent Notes. Holders tendering Consent Notes after the Early Tender Date will not be eligible to receive the applicable Total Consideration for such Consent Notes. Holders may not deliver Consents in the consent solicitations without validly tendering their Consent Notes in the exchange offers at or prior to the Consent Date and may only validly revoke Consents by validly withdrawing the previously tendered related Consent Notes at or prior to the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate. Consent Notes may be withdrawn after the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate; however, such withdrawal will not constitute a revocation of the related Consents. If the requisite Consents with respect to a given Consent Notes Indenture are received and the Supplemental Indenture for such Consent Notes is executed, EFH Corp. will pay to each holder that validly delivers and does not validly revoke Consents in respect of such Consent Notes, in addition to any Total Consideration or Exchange Consideration, as applicable, payable to such holder, a cash consent payment of $2.50 per $1,000 principal amount of such Consent Notes. Consent payments are not subject to proration. EFH Corp.’s obligation to make consent payments is not conditioned upon completion of the exchange offers. However, the Proposed Amendments in any executed Supplemental Indenture relating to the Consent Notes that were the subject of a terminated exchange offer will not become operative with respect to such issue of Consent Notes.

All Old Notes validly tendered in accordance with the procedures set forth under “Procedures for Tendering Old Notes and Delivering Consents” and not validly withdrawn in accordance with the procedures set forth under “Withdrawal of Tenders and Revocation of Consents” at or prior to the Expiration Date, will, upon the terms and subject to the conditions hereof, including those relating to proration and our right to reject tendered Old Notes, be accepted by the Offerors.

If the requisite Consents are received, the applicable Supplemental Indenture has been executed and the applicable Proposed Amendments relating to a given Consent Notes Indenture have become operative, the Proposed Amendments will be binding on all holders of such Consent Notes. Completion of the exchange offers and the adoption of the Proposed Amendments may have adverse consequences with respect to Consent Notes that remain outstanding following the completion of the exchange offers. See “Risk Factors” and “Proposed Amendments.”

The Offerors’ obligation to accept Old Notes that are validly tendered is subject to, among other things, the satisfaction or waiver of the conditions described under “Conditions of the Exchange Offers and the Consent Solicitations,” including the conditions applicable to the exchange offers that the registration statement relating to the exchange offers of which this Prospectus forms a part has been declared effective by the SEC and that the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes to be issued in the exchange offers are approved for listing on the New York Stock Exchange, subject to notice of issuance (which conditions cannot be waived).

Following the completion, termination or withdrawal of the exchange offers, and subject to applicable law, the Offerors or their affiliates may acquire any Old Notes that are not validly tendered or accepted in the exchange offers or any New Senior Secured Notes issued in the exchange offers through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemption or otherwise, upon such terms and at such prices as the Offerors may determine (or as may be provided for in the indentures governing the Old Notes or the New Senior Secured Notes), which with respect to the Old Notes may be more or less than the consideration to be received by participating holders in the exchange offers and, in either case, could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives or combinations thereof the Offerors or their affiliates may choose to pursue.

The exchange offers will expire at 5:00 p.m., New York City time, on November 3, 2009, unless extended by the Offerors. Holders must validly tender and not validly withdraw their Old Notes at or prior to 5:00 p.m., New York City time, on October 19, 2009, unless such Early Tender Date is extended by the Offerors, to be eligible to receive the Total Consideration. Consents must be delivered and not revoked at or prior to 5:00 p.m., New York City time, on October 19, 2009, unless such Consent Date is extended by EFH Corp.

Consideration

Upon the terms and subject to the conditions of the exchange offers, including the Acceptance Priority Levels, the Maximum Exchange Amount and the Priority Level 2 Cap and the possible prorations resulting therefrom, in exchange for each $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn) (i) at or prior to the Early Tender Date and accepted for exchange, participating holders of Old Notes will be eligible to receive the Total Consideration listed in the table on page ii of this Prospectus under “Total Consideration if Tendered at or Prior to the Early Tender Date” and (ii) after the Early Tender Date but at or prior to the Expiration Date and accepted for exchange, participating holders of Old Notes will be eligible to receive the Exchange Consideration set forth in the table on page ii of this Prospectus under “Exchange Consideration if Tendered After the Early Tender Date and at or prior to the Expiration Date.” The Total Consideration or Exchange Consideration, as applicable, will be payable 45% in New EFH Senior Secured Notes and 55% in New EFIH Senior Secured Notes; provided, however, that this consideration will be payable entirely in New EFH Senior Secured Notes if the requisite Consents are received with respect to each of the Legacy Notes Indentures.

The Offerors will not accept any tender of Old Notes that would result in the issuance of less than $2,000 principal amount of New EFH Senior Secured Notes or New EFIH Senior Secured Notes to a participating holder. The aggregate principal amount of New EFH Senior Secured Notes or New EFIH Senior Secured Notes issued to each participating holder for all Old Notes validly tendered (and not validly withdrawn) will be rounded down, if necessary, to $2,000 or the nearest whole multiple of $1,000 in excess thereof. This rounded amount will be the principal amount of New Senior Secured Notes you will receive, and no additional cash will be paid in lieu of any principal amount of New Senior Secured Notes not received as a result of such rounding down.

Acceptance; Priority Proration

Subject to the terms and conditions of the exchange offers, including the Maximum Exchange Amount and the Priority Level 2 Cap, Old Notes validly tendered (and not validly withdrawn) in the exchange offers will be accepted in order of the Acceptance Priority Levels, with Level 1 being the highest Acceptance Priority Level. Old Notes validly tendered (and not validly withdrawn) will be accepted by the Offerors in the exchange offers in the following order:

•

First, all validly tendered (and not validly withdrawn) Priority 1 Notes will be accepted unless doing so would cause the Maximum Exchange Amount to be exceeded, in which case such Priority 1 Notes will be accepted on a pro rata basis up to the greatest aggregate principal amount practicable that does not cause the Maximum Exchange Amount to be exceeded, and no Priority 2 Notes will be accepted for exchange; and

•

Second, if the aggregate principal amount of Old Notes validly tendered in the exchange offers (and not validly withdrawn) by holders of Priority 1 Notes would not cause the Maximum Exchange Amount to be exceeded, all validly tendered (and not validly withdrawn) Priority 2 Notes will be accepted unless doing so, when taking into account Priority 1 Notes validly tendered (and not validly withdrawn) in the exchange offers, would cause the Maximum Exchange Amount or the Priority Level 2 Cap to be exceeded, in which case such Priority 2 Notes will be accepted on a pro rata basis up to the greatest aggregate principal amount practicable that, together with the Priority 1 Notes accepted for exchange, does not cause the Maximum Exchange Amount or the Priority Level 2 Cap to be exceeded.

The Offerors reserve the right to change the Acceptance Priority Levels in the event that the requisite Consents are not received or for other reasons, subject to applicable law.

Acceptance of Old Notes by the Offerors will be determined according to the Acceptance Priority Levels, and Old Notes validly tendered at or prior to the Early Tender Date will have no priority in acceptance by the Offerors over Old Notes validly tendered after the Early Tender Date and at or prior to the Expiration Date, other than pursuant to the Acceptance Priority Levels.

In the event that proration of an issue of tendered Old Notes is required, the Offerors will determine the final proration as soon as practicable after the Expiration Date and will announce the results of the final proration by press release. To determine the principal amount accepted of each tender subject to proration, the principal amount of such tender will be multiplied by the proration rate and the resultant amount rounded down to the nearest permitted denomination of the particular issue of Old Notes.

Extension, Termination or Amendment

Subject to the applicable regulations of the SEC, the Offerors expressly reserve the right, in their sole discretion, at any time and from time to time, and regardless of whether any events preventing satisfaction of the conditions to the exchange offers or the consent solicitations shall have occurred or shall have been determined by the Offerors to have occurred, to extend the period during which the exchange offers and the consent solicitations are open by giving oral (to be confirmed in writing) or written notice of such extension to the Exchange Agent and by making public disclosure by press release or other appropriate means of such extension to the extent required by law. During any extension of the exchange offers and the consent solicitations, all Old Notes previously validly tendered and not validly withdrawn will remain subject to the exchange offers and all Consents will remain subject to the consent solicitations, and may, subject to the terms and conditions of the exchange offers and the consent solicitations, be accepted by the Offerors. See also “—Announcements.”

Subject to applicable law, each exchange offer and each consent solicitation is being made independently of the other exchange offers and consent solicitations and, subject to applicable law, the Offerors reserve the right to terminate, withdraw or amend each exchange offer and each consent solicitation independently of the other exchange offers and consent solicitations at any time and from time to time, as described herein.

Any waiver, amendment or modification of an exchange offer or a consent solicitation will apply to all Old Notes validly tendered pursuant to such exchange offer and all Consents delivered pursuant to any related consent solicitation. If the Offerors make a change that they determine to be material to any of the terms of the exchange offers or the consent solicitations, or waive any condition of the exchange offers or the consent solicitations that they determine to be material, the Offerors will give oral (to be confirmed in writing) or written notice of such amendment or such waiver to the Exchange Agent and will disseminate additional exchange offer documents and extend the exchange offers and the consent solicitations and withdrawal and revocation rights as they determine necessary and to the extent required by law. Any such extension, amendment, waiver, decrease or change will not result in the reinstatement of any withdrawal or revocation rights if those rights had previously expired, except to the extent required by applicable law.

There can be no assurance that the Offerors will exercise their right to extend, terminate or amend the exchange offers or the consent solicitations. During any extension and irrespective of any amendment to the exchange offers or the consent solicitations, all Old Notes previously validly tendered and not validly withdrawn will remain subject to the exchange offers and all related Consents will remain subject to the consent solicitations, and may be accepted thereafter by the Offerors, subject to compliance with the terms of the exchange offers and the consent solicitations and applicable law. In addition, the Offerors may waive conditions (other than the conditions applicable to the exchange offers that the registration statement of which this Prospectus forms a part has been declared effective by the SEC and that the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes to be issued in the exchange offers are approved for listing on the New York Stock Exchange, subject to notice of issuance (which conditions cannot be waived)) without extending the exchange offers or the consent solicitations in accordance with applicable law.

Announcements

Any extension, termination or amendment of the exchange offers or the consent solicitations will be followed as promptly as practicable by announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date. Without limiting the manner in which the Offerors may choose to make such announcement, the Offerors will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by making a release to a U.S. news agency or another means of announcement that the Offerors deem appropriate. See also “—Extension, Termination or Amendment.”

Accounting Treatment

On a consolidated EFH Corp. basis, we will record the difference between the fair values of the New Senior Secured Notes and the carrying values related to the Old Notes received in exchange, including the principal amounts and unamortized debt discounts/premiums and deferred issuance costs, as a gain on early extinguishment of debt. The gain will be reported in the consolidated statement of income as other income. Applicable deferred and current income taxes will also be recorded. See “Material U.S. Federal Income Tax Considerations” for further discussion of the effects of income taxes. Deferrable issuance costs related to the New Senior Secured Notes, as well as any related debt discount/premium, will be amortized to interest expense over the term of the debt.

Certain Matters Relating to Compliance with Securities Laws in Non-U.S. Jurisdictions

Countries outside the United States may have their own legal requirements that govern securities offerings made to persons resident in those countries and may impose requirements about the form, content and process of offers made to the general public. We have not to date taken any action under such non-U.S. regulations. Non-U.S. holders should consult their advisors in considering whether they may participate in the exchange offers in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the New Senior Secured Notes that may apply in their home countries or if the participation would result in a requirement for us to make any deliveries, filings or registrations. We and the Dealer Managers cannot provide any assurance about whether such limitations may exist. The Dealer Managers are only acting as dealer managers and solicitation agents for the exchange offers and consent solicitations in the United States. In addition, in some non-U.S. jurisdictions there may be restrictions on the ability of a holder to transfer New Senior Secured Notes received in the exchange offers. By signing or being deemed to sign the Consent and Letter of Transmittal, you are representing that if you are located outside the United States, the offer to you and your acceptance of it does not contravene the applicable laws where you are located and that your participation in the exchange offers will not impose on us any requirement to make any deliveries, filings or registrations. If we become aware of any jurisdiction where the making of the exchange offers is not in compliance with applicable law or would require us to make any delivery, filing or registration (without any obligation to make any further or ongoing filings), we will make a good faith effort to comply with the applicable law.

Interests of Related Parties

In connection with the exchange offers, the Offerors will pay TPG, a member of the Sponsor Group, an advisory fee of up to $4.5 million. TPG is not acting as a dealer manager in respect of the exchange offers or as a solicitation agent in respect of the consent solicitations.

Each of KKR Capital Markets and Goldman, Sachs & Co. is acting as a Dealer Manager and is an affiliate of a member of the Sponsor Group. KKR Capital Markets and Goldman, Sachs & Co. are each being compensated by the Offerors for acting as Dealer Managers, as described elsewhere in this Prospectus under “Exchange Agent; Information Agent; Dealer Managers and Solicitation Agents.”

Each member of the Sponsor Group has advised us that it, and the affiliates that it controls, in the aggregate, own an insignificant amount of Old Notes, and it and/or such affiliates may participate in the exchange offers and consent solicitations. Such participation, if any, will be on the same terms and subject to the same conditions set forth in this Prospectus applicable to other holders of the respective Old Notes held by the Sponsor Group and such affiliates. Consent Notes held by the Sponsor Group and such affiliates will not be considered outstanding for the purposes of determining whether the holders of the required outstanding principal amount of any issue of Consent Notes have delivered Consents necessary to adopt the Proposed Amendments with respect to such issue of Consent Notes.

PROPOSED AMENDMENTS

The Consent Notes have been issued pursuant to the Consent Notes Indentures. In general, the Proposed Amendments would delete in their entirety many of the restrictive covenants and references thereto contained in the Consent Notes Indentures and the Consent Notes as well as certain events of default, modify covenants regarding mergers and consolidations, and modify or eliminate certain other provisions, including the limitation on the incurrence of secured indebtedness in the Legacy Notes Indentures and the limitations on the incurrence of indebtedness and liens in the 2017 Notes Indenture, such that an unlimited amount of secured debt could be issued by EFH Corp. under the terms of the Consent Notes Indentures, and certain provisions relating to defeasance contained in the 2017 Notes Indenture and 2017 Notes which would otherwise prevent a defeasance without, among other things, delivery of an opinion of counsel confirming such defeasance does not constitute a taxable event.

The Legacy Notes and the Legacy Notes Indentures. The Proposed Amendments would delete the covenants and certain other provisions listed below and references thereto from each Legacy Notes Indenture, and delete the defined terms and other references related to any such deleted covenants and provisions made irrelevant as a result of the deletion of such covenants and provisions.

•	Section 604 (Corporate Existence)

•	Section 605 (Maintenance of Properties)

•	Section 608 (Limitation on Liens)

•	Section 801 (Events of Default—deleting clauses (c) and (f) relating to covenant or warranty breaches)

•	Section 815 (Waiver of Stay or Extension Laws)

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Section 1101 (Company May Consolidate, etc., Only on Certain Terms—deleting clauses (b) and (c) specifying certain conditions with which EFH Corp. must comply to consolidate with or merge into another corporation or to convey, transfer or lease all or substantially all of its properties and assets)

The Proposed Amendments would also add to each Legacy Notes Indenture the provision, and related definitions, described below.

•	Section 101 (Definitions—adding the following new definitions in the appropriate alphabetical order:

“Permitted Asset Transfer” means (1) the direct or indirect sale, assignment, transfer, conveyance or other disposition (including by way of merger, wind-up or consolidation) or spin-off by dividend of the equity interests of Energy Future Intermediate Holding Company LLC (“EFIH”) such that EFIH is no longer a Subsidiary of the Company (including without limitation a merger of EFIH with and into the Company) or (2) the sale, assignment, transfer, conveyance or other disposition (other than by way of merger, wind-up or consolidation) of all of the equity interests of, and other investments in, Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”) any subsidiary of or successor to Oncor Holdings (collectively with Oncor Holdings, the “Oncor Subsidiaries”), or any successor to an Oncor Subsidiary, held by EFIH to a Person (other than an Oncor Subsidiary) that shall continue to hold such ownership interests and other investments.

“TCEH Transfer” means the sale, transfer, disposition or spin-off (including by way of merger, wind-up or consolidation) of (a) the membership interests or other common equity interests of Energy Future Competitive Holdings Company (“EFCH”), Texas Competitive Electric Holdings Company LLC (“TCEH”) or another of the Subsidiaries of the Company that is a “Restricted Subsidiary” under the Company’s indenture relating to its Senior Secured Notes due 2019 that holds all or substantially all of the assets of TCEH and its subsidiaries such that EFCH, TCEH or such other Restricted Subsidiary ceases to be a Subsidiary of the Company or (b) all or substantially all of the assets of TCEH and its subsidiaries, in each case other than any such transfer to another such Restricted Subsidiary.)

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Section 1101 (Company May Consolidate, etc., Only on Certain Terms—adding the following new sentence at the end of such Section 1101: “It shall be understood that for purposes of the first sentence of this Section 1101 only, (i) a Permitted Asset Transfer shall not constitute the conveyance, transfer or lease of properties and assets of the Company as an entirety or substantially as an entirety and, accordingly, the Company or any of its Subsidiaries may consummate a Permitted Asset Transfer without being subject to the requirements of this Section 1101 and (ii) a TCEH Transfer shall constitute the conveyance, transfer or lease of properties and assets of the Company as an entirety or substantially as an entirety and, accordingly, if the Company or any of its Subsidiaries consummates a TCEH Transfer, it must comply with the requirements of this Section 1101.”)

The 2017 Notes and the 2017 Notes Indenture. The Proposed Amendments would delete the covenants and certain other provisions listed below and references thereto in their entirety from the 2017 Notes Indenture, and delete the defined terms and other references related to any such deleted covenants and provisions made irrelevant as a result of the deletion of such covenants and provisions.

•	Section 4.05 (Taxes)

•	Section 4.06 (Stay, Extension and Usury Laws)

•	Section 4.07 (Limitation on Restricted Payments)

•	Section 4.08 (Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries)

•	Section 4.09 (Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock)

•	Section 4.10 (Asset Sales)

•	Section 4.11 (Transactions with Affiliates)

•	Section 4.12 (Liens)

•	Section 4.13 (Corporate Existence)

•	Section 4.14 (Offer to Repurchase upon Change of Control)

•	Section 4.15 (Limitation on Guarantees of Indebtedness by Restricted Subsidiaries)

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Section 5.01 (Merger, Consolidation, or Sale of All or Substantially All Assets)—deleting clauses (a)(3), (a)(4), (a)(6), (c)(1)(C), (c)(1)(D) and (c)(2) specifying certain conditions with which EFH Corp. and the guarantors of the 2017 Notes must comply in order to consolidate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets

•	Section 6.01 (Events of Default)—deleting clauses (a)(3), (a)(4), (a)(5) and (a)(6) relating to covenant breaches and cross-acceleration rights

•	Section 8.04 (Conditions to Legal or Covenant Defeasance)—deleting clauses (2), (3), (4), (5), (6), (7) and (8) specifying certain conditions to Legal and Covenant Defeasance

In addition, the Proposed Amendments would delete the provisions set forth in Section 8 of each of the 2017 Notes. These provisions consist of an Offer to Repurchase covenant.

The Proposed Amendments would also amend Section 4.03 (Reports and Other Information) of the 2017 Notes Indenture by deleting the text of that section in its entirety and substituting in lieu thereof the following text: “Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Issuer shall comply with the reporting obligations set forth under Section 314(a) of the Trust Indenture Act.”

The Proposed Amendments would also add to the 2017 Notes Indenture the provision, and related definitions, described below.

•	Section 101 (Definitions)—adding the following new definitions in the appropriate alphabetical order:

“Permitted Asset Transfer” means (1) the direct or indirect sale, assignment, transfer, conveyance or other disposition (including by way of merger, wind-up or consolidation) or spin-off by dividend of the Equity Interests of Energy Future Intermediate Holding such that Energy Future Intermediate Holding is no longer a Subsidiary of the Issuer (including without limitation a merger of Energy Future Intermediate Holding with and into the Issuer) or (2) the sale, assignment, transfer, conveyance or other disposition (other than by way of merger, wind-up or consolidation) of all of the Equity Interests of, and other Investments in, Oncor Holdings or another Oncor Subsidiary or successor to Oncor Holdings or an Oncor Subsidiary held by Energy Future Intermediate Holding to a Person (other than an Oncor Subsidiary) that shall continue to hold such Equity Interests and other Investments.

“TCEH Transfer” means the sale, transfer, disposition or spin-off (including by way of merger, wind-up or consolidation) of (a) the membership interests or other common Equity Interests of Energy Future Competitive Holdings, TCEH or another Restricted Subsidiary of the Issuer that holds all or substantially all of the assets of TCEH and its Subsidiaries such that EFCH, TCEH or such Restricted Subsidiary ceases to be a Subsidiary of the Issuer or (b) all or substantially all of the assets of TCEH and its Subsidiaries, in each case other than any such transfer to another Restricted Subsidiary.

•	Section 5.01 (Merger, Consolidation, or Sale of All or Substantially All Assets)—adding the following new clause (e) to the end of such Section 5.01:

“It shall be understood that for purposes of the first sentence of Section 5.01(a) and the first sentence of Section 5.01(c) only, (i) a Permitted Asset Transfer shall not constitute the sale, assignment, transfer, lease, conveyance or disposal of all or substantially all of the assets of the Issuer and, accordingly, the Issuer or any of its Subsidiaries may consummate a Permitted Asset Transfer without being subject to the requirements of this Section 5.01 and (ii) a TCEH Transfer shall constitute the sale, assignment, transfer, lease, conveyance or disposal of all or substantially all of the assets of the Issuer and, accordingly, if the Issuer or any of its Subsidiaries consummates a TCEH Transfer, it must comply with the requirements of this Section 5.01.”

The Proposed Amendments would also delete definitions in the Consent Notes Indentures if all references to such definitions would be eliminated as a result of the foregoing and make certain other changes of a technical or conforming nature to the Consent Notes Indentures and the Consent Notes.

In addition to the foregoing, execution and delivery of the Consent and Letter of Transmittal will constitute an express waiver by a consenting holder of the Consent Notes with respect to all claims against the Offerors and the Sponsor Group of any breach, default or event of default that may have arisen under the Consent Notes Indentures.

In order to be adopted with respect to a particular issue of Consent Notes, the applicable Proposed Amendments must be consented to by the holders of at least a majority of the outstanding aggregate principal amount of such issue of Consent Notes, voting as a separate class; provided, however, that the holders of both issues of the 2017 Notes (the 10.875% Senior Notes due 2017 and the 11.250%/12.000% Senior Toggle Notes due 2017 issued by EFH Corp.) vote together as a single class and, accordingly, the Proposed Amendments to the 2017 Notes Indenture must be consented to by the holders of at least a majority of the outstanding aggregate principal amount of the 2017 Notes voting together as a single class. It is expected that the Supplemental Indentures will be executed promptly following the Consent Date assuming receipt of the requisite Consents for the Proposed Amendments. The Supplemental Indentures relating to the Proposed Amendments will become effective immediately upon their execution and delivery by the parties thereto; however, the Proposed Amendments contained therein will not become operative until immediately prior to the acceptance for exchange of Old Notes upon the terms and subject to the conditions set forth herein.

The Proposed Amendments with respect to each of the Legacy Notes Indentures constitute a single proposal for the related consent solicitation, and a consenting holder must consent to the Proposed Amendments applicable to all Legacy Notes tendered by that holder as an entirety and may not consent selectively with respect to certain of the Proposed Amendments. The Proposed Amendments with respect to the 2017 Notes Indenture constitute a single proposal for the related consent solicitation, and a consenting holder must consent to the Proposed Amendments applicable to all 2017 Notes tendered by that holder as an entirety and may not consent selectively with respect to certain of the Proposed Amendments.

If the requisite Consents with respect to a given Consent Notes Indenture are received and a Supplemental Indenture for such Consent Notes Indenture is executed, the Offerors will pay to each holder that validly delivers and does not validly revoke Consents in respect of such Consent Notes, in addition to any Total Consideration or Exchange Consideration, as applicable, payable to such holder, a cash consent payment of $2.50 per $1,000 principal amount of such Consent Notes. Consent payments are not subject to proration. EFH Corp.’s obligation to make consent payments is not conditioned upon completion of the exchange offers. However, the Proposed Amendments in any executed Supplemental Indenture relating to the Consent Notes that were the subject of a terminated exchange offer will not become operative with respect to such issue of Consent Notes. The consent payments will be made on the Settlement Date or promptly following the termination of the exchange offers, as applicable.

ACCEPTANCE OF OLD NOTES; ACCRUAL OF INTEREST

Acceptance of Old Notes

If the conditions to the exchange offers are satisfied, or if the Offerors waive all of the conditions that have not been satisfied, and the Offerors otherwise do not terminate or withdraw any of the exchange offers and consent solicitations for any reason, the Offerors will accept for exchange at the Settlement Date, after they receive validly completed and duly executed Consents and Letters of Transmittal or Agent’s Messages with respect to any and all of the Old Notes validly tendered (and not validly withdrawn), the Old Notes to be exchanged by notifying the Exchange Agent of the Offerors’ acceptance, subject to the terms and conditions set forth in the exchange offers, including but not limited to the Maximum Exchange Amount, the Priority Level 2 Cap, the Acceptance Priority Levels and proration as described under “General Terms of the Exchange Offers and Consent Solicitations—Acceptance; Priority Proration.” The notice may be oral if the Offerors promptly confirm such notice in writing.

The Offerors expressly reserve their right, in their sole discretion but subject to applicable law, to delay acceptance for exchange of, or the exchange of, any of the Old Notes validly tendered (and not validly withdrawn) under any exchange offer (subject to Rule 14e-1(c) under the Exchange Act, which requires that the Offerors issue or pay the offered consideration, as applicable, or return the Old Notes deposited pursuant to any exchange offer promptly after termination or withdrawal of the exchange offers), or to terminate any exchange offer and not accept any Old Notes not previously accepted, (1) if any of the conditions to any exchange offer shall not have been satisfied or validly waived by the Offerors, (2) in order to comply in whole or in part with any applicable law or (3) for any other reason. In addition, if not previously accepted for exchange, Old Notes may be withdrawn after the expiration of 40 business days from October 5, 2009.

In all cases, the Total Consideration or Exchange Consideration, as applicable, for Old Notes validly tendered (and not validly withdrawn) pursuant to the exchange offers and any related consent payments, with respect to validly delivered (and not validly revoked) Consents, will be made only after timely receipt by the Exchange Agent of (1) certificates representing the Old Notes, or timely confirmation of a book-entry transfer (a “Book-Entry Confirmation”) of the Old Notes into the Exchange Agent’s account, (2) the properly completed and duly executed Consent and Letter of Transmittal (or a facsimile thereof) or an Agent’s Message in lieu thereof and (3) any other documents required by the Consent and Letter of Transmittal. The exchange offers are scheduled to expire on the Expiration Date, unless extended by the Offerors.

The Offerors will have accepted validly tendered (and not validly withdrawn) Old Notes, if, as and when EFH Corp. gives oral or written notice to the Exchange Agent of the Offerors’ acceptance of the Old Notes for exchange pursuant to the exchange offers. In all cases, exchange of Old Notes pursuant to the exchange offers will be made by the deposit of any Total Consideration or Exchange Consideration, as applicable, and any accrued and unpaid interest payable, with the Exchange Agent (or, upon its instruction, DTC), which will act as your agent for the purposes of receiving New Senior Secured Notes and payments from the Offerors, and delivering New Senior Secured Notes and transmitting any cash payments to you. If, for any reason whatsoever, acceptance for exchange of, or the exchange of, any Old Notes validly tendered (and not validly withdrawn) pursuant to the exchange offers is delayed (whether before or after the Offerors’ acceptance of the Old Notes) or the Offerors extend the exchange offers and consent solicitations or are unable to accept the Old Notes tendered pursuant to the exchange offers, then, without prejudice to the Offerors’ rights set forth herein, the Offerors may instruct the Exchange Agent to retain tendered Old Notes, and those Old Notes may not be withdrawn, subject to the limited circumstances described in “Withdrawal of Tenders and Revocation of Consents.”

If any tendered Old Notes are not accepted for exchange for any reason pursuant to the terms and conditions of any exchange offer, or if certificates are submitted evidencing more Old Notes than those that were validly tendered, certificates evidencing the unexchanged Old Notes will be returned, without expense, to the tendering holder, unless otherwise requested by such holder under “Special Delivery Instructions” in the Consent and Letter of Transmittal (or, in the case of any Old Notes tendered by book-entry transfer into the Exchange Agent’s account pursuant to the procedures set forth under “Procedures for Tendering Old Notes and Delivering Consents—Book-Entry Transfer,” such Old Notes will be credited to the account from which such Old Notes were delivered), promptly following the Expiration Date or the termination of the exchange offers.

Treatment of Fractions

Tenders of Old Notes pursuant to the exchange offers will be accepted only in principal amounts equal to permitted denominations for such Old Notes. The Offerors will not accept any tender of Old Notes that would result in the issuance of less than $2,000 principal amount of New Senior Secured Notes to a participating holder. The aggregate principal amount of New Senior Secured Notes issued to each participating holder for all Old Notes validly tendered (and not validly withdrawn) will be rounded down, if necessary, to $2,000 or the nearest whole multiple of $1,000 in excess thereof. This rounded amount will be the principal amount of New Senior Secured Notes you will receive, and no additional cash will be paid in lieu of any principal amount of New Senior Secured Notes not received as a result of such rounding down.

Accrued Interest

If Old Notes (other than Old Toggle Notes) are validly tendered (and not validly withdrawn) for exchange pursuant to the exchange offers and such Old Notes are accepted for exchange, such holder will be entitled to receive, with respect to any of such holder’s accepted Old Notes (other than Old Toggle Notes), an amount equal to accrued and unpaid interest, if any, in cash from the last applicable interest payment date to, but not including, the Settlement Date, which amounts will be in addition to the Total Consideration or Exchange Consideration, as applicable, that such holder would receive in the exchange offers. All participating holders of Old Toggle Notes will also receive in the exchange offers, with respect to any of their Old Toggle Notes accepted for exchange, in lieu of accrued and unpaid payment-in-kind interest with respect to such Old Toggle Notes, if any, from the last applicable interest payment date to, but not including, the Settlement Date, additional New Senior Secured Notes paid in accordance with the applicable consideration listed on page ii of this Prospectus.

Under no circumstances will any additional interest be payable because of any delay in the delivery or transmission of New Senior Secured Notes or funds to any holder of Old Notes as a result in any delay in delivery or transmission by the Exchange Agent, DTC or any holder’s nominee.

Sources of Funds for the Exchange Offers and Consent Solicitations

The Offerors intend to fund all cash payable to holders pursuant to the exchange offers and the consent solicitations, represented by an amount equal to accrued and unpaid cash interest from the last applicable interest payment date to, but not including, the Settlement Date on any Old Notes (other than Old Toggle Notes) accepted in the exchange offers and any consent payments payable to consenting holders of Consent Notes, with cash on hand.

Payment of Transfer Taxes, Fees and Expenses

The Offerors will pay or cause to be paid all transfer taxes with respect to the valid tender of any Old Notes unless the box titled “Special Issuance Instructions” or the box titled “Special Delivery Instructions” on the Consent and Letter of Transmittal has been completed, as described in the Instructions thereto.

PROCEDURES FOR TENDERING OLD NOTES AND DELIVERING CONSENTS

General

In order to participate in the exchange offers and, if applicable, the consent solicitations, you must validly tender (and not validly withdraw) your Old Notes to the Exchange Agent as further described below. It is your responsibility to validly tender your Old Notes. The Offerors have the right to waive any defects. However, the Offerors are not required to waive defects and are not required to notify you of defects in your tender or delivery.

The method of delivery of the Old Notes, the Consent and Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holder. Holders should use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to and receipt by the Exchange Agent at or prior to the Expiration Date or, in order to receive the Total Consideration, at or prior to the Early Tender Date or, in order to receive the consent payment, in the case of the Consent Notes, at or prior to the Consent Date. Do not send the Consent and Letter of Transmittal or any Old Notes to anyone other than the Exchange Agent.

If you have any questions or need help in tendering your Old Notes, please contact the Information Agent or the Exchange Agent whose addresses and telephone numbers are listed on the back cover of this Prospectus or your broker, dealer, commercial bank, trust company or other nominee through which your Old Notes are held.

The valid tender of Consent Notes at or prior to the Consent Date upon the terms and subject to the conditions of the exchange offers and in accordance with the procedures described below will be deemed to constitute delivery of a Consent with respect to the Consent Notes tendered.

Valid Tender of Old Notes and Delivery of Consents

Except as set forth below with respect to ATOP procedures, for a holder to validly tender Old Notes pursuant to the exchange offers, and, if applicable, validly deliver Consents pursuant to the consent solicitations, a properly completed and duly executed Consent and Letter of Transmittal (or a facsimile thereof) together with any signature guarantees and any other documents required by the Instructions to the Consent and Letter of Transmittal, or an Agent’s Message in lieu thereof, must be received by the Exchange Agent at the address or facsimile number set forth on the back cover of this Prospectus at or prior to the Expiration Date (or the Early Tender Date, if the holder wishes to be eligible to receive the Total Consideration in respect of tendered Old Notes, or the Consent Date, if the holder wishes to deliver Consents pursuant to the consent solicitations), and either (1) certificates representing the Old Notes must be received by the Exchange Agent at such address, or (2) the Old Notes must be transferred pursuant to the procedures for book-entry transfer described below and a Book-Entry Confirmation must be received by the Exchange Agent, in each case at or prior to the Expiration Date (or the Early Tender Date, if the holder wishes to be eligible to receive the Total Consideration, or the Consent Date, if the holder wishes to deliver Consents pursuant to the consent solicitations).

In all cases, exchange of Old Notes validly tendered (and not validly withdrawn) pursuant to the exchange offers will be made only after timely receipt by the Exchange Agent of:

•	certificates representing such Old Notes or a Book-Entry Confirmation with respect to such Old Notes;

•	the Consent and Letter of Transmittal (or a facsimile thereof) properly completed and duly executed, or an Agent’s Message in lieu thereof; and

•	any required signature guarantees and other documents required by the Consent and Letter of Transmittal.

The Offerors have not provided guaranteed delivery procedures in connection with the exchange offers or under any of the exchange offer documents or other exchange offer materials provided therewith. Holders must timely tender their Old Notes in accordance with the procedures set forth in the exchange offer documents.

Tender of Old Notes Held in Physical Form and Delivery of any Related Consents

The Offerors do not believe any Old Notes exist in physical form. If you believe you hold Old Notes in physical form, please contact the Exchange Agent regarding procedures for participating in the exchange offers and, if applicable, the consent solicitations. Any Old Notes in physical form must be tendered using a Consent and Letter of Transmittal and such Old Notes must be delivered to the Exchange Agent at its address set forth on the back cover of this Prospectus.

Tendering and Consenting with Respect to Old Notes Held through a Custodian

Any holder whose Old Notes are held by a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Old Notes and, if applicable, deliver Consents should contact such custodial entity promptly and instruct such custodial entity to tender the Old Notes and, if applicable, deliver Consents on such holder’s behalf. A custodial entity cannot tender Old Notes and deliver, if applicable, Consents on behalf of a holder of Old Notes without such holder’s instructions.

Holders whose Old Notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee should be aware that such nominee may have deadlines earlier than the Early Tender Date, the Consent Date and the Expiration Date for such nominees to be advised of the action that you may wish for them to take with respect to your Old Notes and, accordingly, such holders are urged to contact any custodial entity such as a broker, dealer, commercial bank, trust company or other nominee through which they hold their Old Notes as soon as possible in order to learn of the applicable deadlines of such nominees.

The Offerors will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of the Old Notes. The Offerors will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offers and consent solicitations other than the Dealer Managers, as described herein.

Book-Entry Transfer

The Exchange Agent has or will establish an account with respect to the Old Notes at DTC for purposes of the exchange offers and consent solicitations, and any financial institution that is a participant in the DTC system and whose name appears on a security position listing as the record owner of the Old Notes may make book-entry delivery of Old Notes by causing DTC to transfer the Old Notes into the Exchange Agent’s account at DTC in accordance with DTC’s procedure for transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent’s account at DTC, either an Agent’s Message or a Consent and Letter of Transmittal (or a facsimile thereof) properly completed and duly executed, along with any required signature guarantees and any other required documents, must be transmitted to and received by the Exchange Agent at one of the addresses set forth on the back cover of this Prospectus at or prior to the Expiration Date (or the Early Tender Date, if the holder wishes to be eligible to receive the Total Consideration, or the Consent Date, if the holder wishes to deliver Consents pursuant to the consent solicitations).

Tender of Old Notes and Delivery of Consents through ATOP

In lieu of physically completing and signing the Consent and Letter of Transmittal and delivering it to the Exchange Agent, DTC participants may electronically transmit their acceptance of the exchange offers and, if applicable, deliver consents pursuant to the consent solicitations through ATOP, for which the transaction will be eligible. In accordance with ATOP procedures, DTC will then verify the acceptance of the exchange offers and, if applicable, the delivery of any related Consents pursuant to the consent solicitations and send an Agent’s Message to the Exchange Agent for its acceptance.

An “Agent’s Message” is a message transmitted by DTC, received by the Exchange Agent and forming part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgement from you that you have received the exchange offer documents and agree to be bound by the terms of the Consent and Letter of Transmittal, and that the Offerors may enforce such agreement against you.

If a holder of Old Notes transmits its acceptance through ATOP, delivery of such tendered Old Notes must be made to the Exchange Agent (either physically or pursuant to the book-entry delivery procedures set forth herein). Unless such holder delivers (either physically or by book-entry delivery) the Old Notes being tendered to the Exchange Agent, the Offerors may, at their option, treat such tender as defective for purposes of delivery of acceptance for exchange, and for the right to receive New Senior Secured Notes and any cash payable. Delivery of documents to DTC (physically or by electronic means) does not constitute delivery to the Exchange Agent. If you desire to tender your Old Notes on the day that the Early Tender Date, the Consent Date or the Expiration Date occurs, you must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such date. The Offerors will have the right, which may be waived, to reject the defective tender of Old Notes as invalid and ineffective.

Holders whose Old Notes are held by DTC should be aware that DTC may have deadlines earlier than the Early Tender Date, the Consent Date and the Expiration Date for DTC to be advised of the action that you may wish for them to take with respect to your Old Notes and, accordingly, such holders are urged to contact DTC as soon as possible in order to learn of DTC’s applicable deadlines.

Effect of Consent and Letter of Transmittal

Subject to and effective upon the acceptance of and the exchange of the Old Notes validly tendered thereby, by executing and delivering a Consent and Letter of Transmittal, a tendering holder, among other things, (1) irrevocably sells, assigns and transfers to or upon the order of the applicable Offeror or Offerors, all right, title and interest in and to all the Old Notes tendered thereby; and (2) irrevocably appoints the Exchange Agent as its true and lawful agent and attorney-in-fact (with full knowledge that the Exchange Agent also acts as the applicable Offeror or Offerors’ agent with respect to the tendered Old Notes, with full power coupled with an interest) to:

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deliver certificates representing the Old Notes, or transfer ownership of the Old Notes on the account books maintained by DTC, together with all accompanying evidences of transfer and authenticity, to or upon the applicable Offeror or Offerors’ order, as applicable;

•	present the Old Notes for transfer on the relevant security register;

•	receive all benefits or otherwise exercise all rights of beneficial ownership of the Old Notes (except that the Exchange Agent will have no rights to or control over the Offerors’ funds); and

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in the case of Consent Notes, deliver to the applicable Offeror or Offerors and the trustee the Consent and Letter of Transmittal as evidence of the holders’ Consent to the Proposed Amendments with respect to their tendered Consent Notes and as certification that validly delivered and not revoked Consents from holders of the requisite aggregate principal amount of any issue of outstanding Old Notes to adopt the Proposed Amendments with respect to such issue, duly executed by holders of such Old Notes, have been received, all in accordance with the terms and conditions of the exchange offers and the consent solicitations as described in this Prospectus.

The agreement between an Offeror and a holder set forth in a Consent and Letter of Transmittal (and any Agent’s Message in lieu thereof) will be governed by, and construed in accordance with, the laws of the State of New York.

Signature Guarantees

Signatures on all Consents and Letters of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Program or the Stock Exchange Medallion Program (each, a “Medallion Signature Guarantor”), unless the Old Notes tendered thereby are tendered (i) by a holder of Old Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Old Notes) who has not completed the box entitled “Special Delivery Instructions” on the Consent and Letter of Transmittal or (ii) for the account of a member firm of a registered national securities exchange, a member of FINRA or a commercial bank or trust company having an office or correspondent in the United States. If the Old Notes not accepted for exchange are to be returned to a person other than the registered holder, then the signatures on the Consents and Letters of Transmittal accompanying the tendered Old Notes must be guaranteed by a Medallion Signature Guarantor as described above.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Old Notes (including, where applicable, the delivery of Consents) pursuant to any of the procedures described above, and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Offerors in their sole discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offerors reserve the absolute right to reject any or all tenders of any Old Notes and, if applicable, delivery of Consents determined by the Offerors not to be in proper form, or if the acceptance of or exchange of such Old Notes or validation of such Consents may, in the opinion of the Offerors’ counsel, be unlawful or result in a breach of contract. A waiver of any defect or irregularity with respect to the tender of one Old Note shall not constitute a waiver of the same or any other defect or irregularity with respect to the tender of any other Old Note. The Offerors also reserve the right to waive any conditions to the exchange offers and consent solicitations that the Offerors are legally permitted to waive.

Your tender of Old Notes and, if applicable, delivery of Consents will not be deemed to have been validly made until all defects or irregularities in your tender and delivery have been cured or waived. None of the Offerors, the Dealer Managers, the Exchange Agent, the Information Agent or any other person or entity is under any duty to give notification of any defects or irregularities in any tender or withdrawal of any Old Notes or Consents, or will incur any liability for failure to give any such notification.

Compliance with “Short-Tendering” Rule

It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender for exchange Old Notes for such person’s own account unless the person so tendering the Old Notes:

•	has a net long position equal to or greater than the aggregate principal amount of the Old Notes being tendered for exchange; and

•	will cause such Old Notes to be delivered in accordance with the terms of the exchange offers.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

Please send all materials to the Exchange Agent and not to the Offerors,

the Dealer Managers or any trustee.

WITHDRAWAL OF TENDERS AND REVOCATION OF CONSENTS

Tendered Old Notes may be withdrawn at any time at or prior to the Expiration Date. Tendered Old Notes, if not previously accepted for exchange, may also be withdrawn after the expiration of 40 business days from October 5, 2009. Consents may be revoked at any time at or prior to the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate. Because it is expected that the Supplemental Indentures will be executed promptly following the Consent Date assuming receipt of the requisite Consents for the Proposed Amendments, holders should not expect that they will be able to revoke their Consents after the Consent Date.

Each holder of Consent Notes that validly tenders (and does not validly withdraw) its Consent Notes at or prior to the Consent Date in the exchange offers is deemed to have delivered its Consent in the consent solicitations to the Proposed Amendments. A valid withdrawal of tendered Consent Notes prior to the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate will be deemed a valid revocation of the related Consent in the consent solicitations. A holder of Consent Notes that has validly tendered its Consent Notes at or prior to the Consent Date in the exchange offers and consent solicitations may only validly revoke the related Consents by validly withdrawing the previously tendered related Consent Notes at or prior to the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate. Consent Notes may be withdrawn after the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate; however, such withdrawal will not constitute a revocation of the related Consents. If any of the exchange offers is terminated without any Old Notes being accepted, the terms of the Proposed Amendments relating to the applicable issue of Old Notes will not become operative.

A holder who validly withdraws previously tendered Old Notes at or prior to the Early Tender Date and does not validly re-tender Old Notes at or prior to the Early Tender Date will not receive the Total Consideration. A holder who validly withdraws previously tendered Old Notes at or prior to the Early Tender Date and validly re-tenders Old Notes after the Early Tender Date but at or prior to the Expiration Date will only be eligible to receive the Exchange Consideration.

Subject to applicable regulations of the SEC, if, for any reason whatsoever, acceptance for exchange of any Old Notes validly tendered pursuant to the exchange offers, and any Consents delivered pursuant to the consent solicitations is delayed (whether before or after the Offerors’ acceptance for exchange of Old Notes) or the Offerors extend an exchange offer and EFH Corp. extends the consent solicitation or the Offerors are unable to accept for exchange the Old Notes validly tendered pursuant to the exchange offers, as applicable, the Offerors may instruct the Exchange Agent to retain tendered Old Notes, and those Old Notes may not be withdrawn, and all Consents delivered with respect thereto will remain subject to the consent solicitations, except to the extent that you are entitled to the withdrawal rights set forth herein; provided that, if tendered, Old Notes may also be withdrawn after the expiration of 40 business days from October 5, 2009 if previously tendered Old Notes have not been accepted for exchange.

To be effective, a written or facsimile transmission notice of withdrawal of a tender of Old Notes or a revocation of a Consent or a properly transmitted “Request Message” through DTC’s ATOP system for a withdrawal of a tender of Old Notes or a revocation of a Consent must:

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be received by the Exchange Agent at one of the addresses specified on the back cover of this Prospectus at or prior to the Expiration Date, in the case of a withdrawal of Old Notes, or at or prior to the later of the Consent Date and the execution of the Supplemental Indenture to which such Consents relate, in the case of a withdrawal of Consent Notes and a revocation of related Consents;

•	specify the name of the holder of the Old Notes and any corresponding Consent to be withdrawn or revoked, as applicable;

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contain the description of the Old Notes and any corresponding Consent related to such Old Notes, in each case to be withdrawn or revoked, as the case may be, the certificate numbers shown on the particular certificates representing such Old Notes (or, in the case of Old Notes tendered by book-entry transfer, the number of the account at DTC from which the Old Notes were tendered and the name and number of the account at DTC to be credited with the Old Notes withdrawn) and the aggregate principal amount represented by such Old Notes; and

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in the case of certificated Old Notes, be signed by the holder of the Old Notes in the same manner as the original signature on the Consent and Letter of Transmittal or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the Old Notes into the name of the person withdrawing the Old Notes.

If the Old Notes to be withdrawn or the Consents to be revoked have been delivered or otherwise identified to the Exchange Agent, a signed notice of withdrawal or revocation, as applicable, is effective immediately upon receipt by the Exchange Agent of written or facsimile transmission of the notice of withdrawal and/or revocation, as the case may be (or receipt of a Request Message), even if physical release is not yet effected, provided such notice is received at or prior to the Expiration Date. A withdrawal of Old Notes and, if applicable, a revocation of a Consent can only be accomplished in accordance with the foregoing procedures.

If you withdraw Old Notes (and revoke a related Consent), you will have the right to re-tender and/or re-deliver them at or prior to the Expiration Date (or the Early Tender Date, if you wish to be eligible to receive the Total Consideration, or the Consent Date, if you wish to be eligible to receive the consent payment in the consent solicitations) in accordance with the procedures described in “Procedures for Tendering Old Notes and Delivering Consents.” If the Offerors amend or modify the terms of any of the exchange offers or the consent solicitations, or the information concerning the exchange offers or the consent solicitations, in any case in a manner determined by the Offerors to constitute a material change to holders of Old Notes, the Offerors will disseminate additional exchange offer and consent solicitation materials and extend the period of any such exchange offer and consent solicitation, including any withdrawal and revocation rights, to the extent required by law and as the Offerors determine necessary. An extension of the Early Tender Date, the Consent Date or the Expiration Date will not affect a holder’s withdrawal and revocation rights unless otherwise provided herein or in any additional exchange offer materials or as required by applicable law.

CONDITIONS OF THE EXCHANGE OFFERS AND THE CONSENT SOLICITATIONS

The exchange offers are not conditioned on any minimum principal amount of Old Notes being validly tendered or the issuance of a minimum principal amount of New Senior Secured Notes or on the receipt of requisite Consents to adopt the Proposed Amendments. Notwithstanding any other provision of the exchange offers to the contrary, each of the exchange offers is subject to the following conditions that Offerors cannot waive:

•	the registration statement of which this Prospectus forms a part will have been declared effective by the SEC;

•	no stop order suspending the effectiveness of the registration statement will have been issued;

•	no proceedings for that purpose will have been instituted or be pending, or to our knowledge, be contemplated or threatened by the SEC; and

•	the New EFH Senior Secured Notes and the New EFIH Senior Secured Notes to be issued in the exchange offers will be listed on the New York Stock Exchange, subject to notice of issuance.

The foregoing conditions are referred to in this Prospectus as the “Registration and Listing Conditions.”

Notwithstanding any other provisions of the exchange offers and the consent solicitations, the Offerors will not be required to accept for exchange or to exchange Old Notes validly tendered (and not validly withdrawn) pursuant to the exchange offers, and may, in their sole discretion, terminate, amend or extend any of the exchange offers and consent solicitations or delay or refrain from accepting for exchange or exchanging any of the Old Notes at any time for any reason, including if any of the following “General Conditions” shall occur:

•

there shall have been instituted, threatened or be pending any action, proceeding, application, claim counterclaim or investigation (whether formal or informal) (or there shall have been any material adverse development to any action, application, claim, counterclaim or proceeding currently instituted, threatened or pending) before or by any court, governmental, regulatory or administrative agency or instrumentally, domestic or foreign, or by any other person, domestic or foreign, in connection with the exchange offers or the consent solicitations that, in the Offerors’ reasonable judgment, either (a) is, or is reasonably likely to be, materially adverse to any Offeror and its subsidiaries’ business, operations, properties, condition (financial or otherwise), income, assets, liabilities or prospects, (b) would or might prohibit, prevent, restrict or delay completion of any of the exchange offers or the consent solicitations or (c) would materially impair the contemplated benefits of any exchange offer or consent solicitation to any Offeror and its subsidiaries or be material to holders in deciding whether to accept an exchange offer or consent solicitation;

•

an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the Offerors’ reasonable judgment, either (a) would or might prohibit, prevent, restrict or delay completion of any of the exchange offers or the consent solicitations or (b) is, or is reasonably likely to be, materially adverse to any Offeror and its subsidiaries’ business, operations, properties, condition (financial or otherwise), income, assets, liabilities or prospects;

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there shall have occurred or be likely to occur any event or condition affecting any Offeror and its subsidiaries’ business or financial affairs that, in the Offerors’ reasonable judgment, either (a) is, or is reasonably likely to be, materially adverse to any Offeror and its subsidiaries’ business, operations, properties, condition (financial or otherwise), income, assets, liabilities or prospects, (b) would or might prohibit, prevent, restrict or delay completion of any exchange offer or consent solicitation or (c) would materially impair the contemplated benefits of any exchange offer or consent solicitation to any Offeror and its subsidiaries or be material to holders in deciding whether to participate in the exchange offers and the consent solicitations;

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the relevant trustee under the indentures governing the Old Notes shall have objected in any respect to or taken action that could, in the Offerors’ reasonable judgment, adversely affect the completion of any of the exchange offers or the consent solicitations or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Offerors in the making of any offer or consent solicitation or the acceptance of some or all of the applicable issue of Old Notes pursuant to any exchange offer;

•

there exists, in the Offerors’ reasonable judgment, any actual or threatened legal impediment to the acceptance for exchange or exchange of the Old Notes or the completion of the consent solicitations; or

•

there has occurred (a) any general suspension of, or limitation on prices for, trading in securities in the U.S. securities or financial markets, (b) any significant adverse change in the price of New Senior Secured Notes or Old Notes in the United States or other major securities or financial markets, (c) a material impairment in the trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States or other major financial markets, (e) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the Offerors’ reasonable judgment, might affect the extension of credit by banks or other lending institutions, (f) a commencement of a war, armed hostilities, terrorist acts or other national or international calamity directly or indirectly involving the United States or (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

In addition, the Offerors’ obligation to transfer any Total Consideration or Exchange Consideration, as applicable, is conditioned upon the Offerors’ acceptance of Old Notes for exchange pursuant to the exchange offers. EFH Corp.’s obligation to make any consent payments to consenting holders of Consent Notes is also subject to the condition that the requisite Consents with respect to the related Consent Notes Indenture are received and a Supplemental Indenture for such Consent Notes Indenture is executed. EFH Corp.’s obligation to make consent payments is not conditioned upon completion of the exchange offers. However, the Proposed Amendments in any executed Supplemental Indenture relating to the Consent Notes that were the subject of a terminated exchange offer will not become operative with respect to such issue of Consent Notes.

These conditions are for the Offerors’ benefit and may be asserted by the Offerors or may be waived by the Offerors (except in the case of the Registration and Listing Conditions, which may not be waived), including any action or inaction by the Offerors giving rise to any condition, in whole or in part at any time and from time to time prior to the Expiration Date, in their sole discretion. Under each of the exchange offers and the consent solicitations, if any of these events occur, the Offerors may (i) return Old Notes tendered thereunder to you, (ii) extend an exchange offer or consent solicitation and retain all tendered Old Notes until the expiration of the extended exchange offer or consent solicitation or (iii) amend the exchange offers and the consent solicitations in any respect by giving oral or written notice of such amendment to the Exchange Agent and making public disclosure of such amendment to the extent required by law.

The Offerors have not made a decision as to what circumstances would lead the Offerors to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Although the Offerors have no present plans or arrangements to do so, the Offerors reserve the right to amend, at any time, the terms of any of the exchange offers and consent solicitations. The Offerors will give holders notice of such amendments as may be required by applicable law.

EXCHANGE AGENT; INFORMATION AGENT; DEALER MANAGERS AND

SOLICITATION AGENTS

Exchange Agent

Global Bondholder Services Corporation has been appointed the exchange agent (the “Exchange Agent”) for the exchange offers and consent solicitations. Consents and Letters of Transmittal and all correspondence in connection with the exchange offers and consent solicitations should be sent or delivered by each holder of Old Notes, or a beneficial owner’s custodian bank, depositary, broker, trust company or other nominee, to the Exchange Agent at the addresses and telephone numbers set forth on the back cover of this Prospectus. The Offerors will pay the Exchange Agent reasonable compensation for its services and will reimburse it for certain reasonable expenses in connection therewith. The Offerors have agreed to indemnify the Exchange Agent against certain liabilities, including liabilities arising under the federal securities laws.

Information Agent

Global Bondholder Services Corporation has also been appointed as the information agent (the “Information Agent”) for the exchange offers and consent solicitations, and will receive reasonable compensation for its services. Questions concerning exchange procedures and requests for additional copies of this Prospectus or the Consent and Letter of Transmittal should be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Prospectus. Holders of Old Notes may also contact their custodian bank, depositary, broker, trust company or other nominee for assistance concerning the exchange offers and consent solicitations. The Offerors will pay the Information Agent reasonable compensation for its services and will reimburse it for certain reasonable expenses in connection therewith. The Offerors have agreed to indemnify the Information Agent against certain liabilities, including liabilities arising under federal securities laws.

Dealer Managers and Solicitation Agents

The Offerors have retained Citigroup Global Markets Inc. and Goldman, Sachs & Co. as lead Dealer Managers in the United States, and Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., KKR Capital Markets and Morgan Stanley & Co. Incorporated have also been retained as Dealer Managers in the United States in connection with the exchange offers, including as solicitation agents in connection with the consent solicitations. The Offerors will pay the Dealer Managers reasonable compensation for their services as Dealer Managers in the exchange offers and consent solicitations. The Offerors will also reimburse the Dealer Managers for certain reasonable expenses. The obligations of the Dealer Managers to perform such functions are subject to certain conditions. The Offerors have agreed to indemnify the Dealer Managers against certain liabilities, including liabilities under the federal securities laws.

From time to time, the Dealer Managers and their respective affiliates have provided, and may in the future provide from time to time, investment banking and commercial banking services and financial advisory services to us for which they have in the past received, and may in the future receive, customary fees. In addition, affiliates of the Dealer Managers are and may from time to time be party to certain commodity and interest rate hedging transactions with EFH Corp. and/or its subsidiaries in the normal course of business and may at any time be creditors of EFH Corp. and/or such subsidiaries.

Affiliates of Goldman, Sachs & Co. and affiliates of KKR Capital Markets are members of the Sponsor Group and, as such, have an ownership interest in EFH Corp. See “The Transactions—Equity Contributions.” As compensation for their services as Dealer Managers, the Offerors will pay Goldman, Sachs & Co. and KKR Capital Markets certain fees, the amount of which is dependent upon the aggregate principal amount of New Senior Secured Notes issued in the exchange offers. The Offerors will pay Goldman, Sachs & Co. a structuring fee of up to $4.5 million and an exchange offer agent fee of up to $6.0 million. In addition, the Offerors will pay Goldman, Sachs & Co. an incentive fee of up to $15.0 million that will be divided between Goldman, Sachs & Co. and Citigroup Global Markets, Inc., with the amount of the incentive fee to be agreed upon among Goldman, Sachs & Co., Citigroup Global Markets, Inc. and the Offerors at the conclusion of the exchange offers. The Offerors will pay KKR Capital Markets an exchange offer agent fee of up to $4.5 million.

Lyndon Olson, a member of EFH Corp.’s board of directors, was a Senior Advisor with Citigroup Inc., an affiliate of Citigroup Global Markets Inc. Each of Scott Lebovitz, Kenneth Pontarelli and Thomas D. Ferguson, who are members of EFH Corp.’s board of directors, are employees of Goldman, Sachs & Co. or its affiliates. Mr. Lebovitz is also a member of the board of directors of EFCH. Michael MacDougall, a member of EFH Corp.’s board of directors, is a director of Kraton Polymers Inc., which may be deemed to be an affiliate of J.P. Morgan Securities Inc. Each of Frederick M. Goltz, Marc S. Lipschultz and Jonathan D. Smidt, who are members of EFH Corp.’s board of directors, are employees of KKR or its affiliates. Mr. Lipschultz is also a member of the board of directors of EFIH, and Mr. Goltz is also a member of the board of directors of EFCH.

In addition, an affiliate of Citigroup Global Markets Inc. is the administrative agent and collateral agent, an affiliate of J.P. Morgan Securities Inc. is the syndication agent, affiliates of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are co-documentation agents, and certain of the Dealer Managers or their respective affiliates are joint lead arrangers and joint lead bookrunners, for the TCEH Senior Secured Facilities, and affiliates of certain of the Dealer Managers are lenders under the TCEH Senior Secured Facilities. An affiliate of Goldman, Sachs & Co. is sole lead arranger, sole bookrunner and posting agent for a senior secured cash posting credit facility of TCEH. An affiliate of J.P. Morgan Securities Inc. is administrative agent, an affiliate of Citigroup Global Markets Inc. is syndication agent, affiliates of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are co-documentation agents, and certain of the Dealer Managers or their respective affiliates are joint lead arrangers and joint lead bookrunners for the Oncor Revolving Credit Facility, and affiliates of certain of the Dealer Managers are lenders under the Oncor Revolving Credit Facility.

In the ordinary course of their respective businesses, the Dealer Managers or their respective affiliates may at any time hold long or short positions, and may trade for their own accounts or the accounts of customers, in securities of the Offerors and their subsidiaries, including any of the Old Notes or the New Senior Secured Notes, and, to the extent that the Dealer Managers or their respective affiliates own Old Notes during the exchange offers and consent solicitations, they may tender such Old Notes pursuant to the terms of the exchange offers and consent solicitations.

Each of Citigroup Global Markets Inc., Goldman, Sachs & Co. and KKR Capital Markets has advised us that it, and the affiliates that it controls, in the aggregate, own an insignificant amount of Old Notes. Additionally, certain of the other Dealer Managers and affiliates that they control may own Old Notes. Such Dealer Managers and affiliates may participate in the exchange offers and consent solicitations. Such participation, if any, will be on the same terms and subject to the same conditions set forth in this Prospectus applicable to other holders of the respective Old Notes held by such affiliates.

Because each of Goldman, Sachs & Co. and KKR is an affiliate of EFH Corp. under the Consent Notes Indentures, Consent Notes held by Goldman, Sachs & Co. and KKR and their respective affiliates will not be considered outstanding for the purposes of determining whether the holders of the required outstanding principal amount of any issue of Consent Notes have delivered Consents necessary to adopt the Proposed Amendments with respect to such issue of Consent Notes.

The Offerors have agreed to make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by Goldman, Sachs & Co. for use in connection with market-making or other trading activities in connection with any resale of New Senior Secured Notes.

CONFLICTS OF INTEREST

Because affiliates of each of Goldman Sachs and KKR, as members of the Sponsor Group, may be deemed to control EFH Corp., and because each of Goldman, Sachs & Co. and KKR Capital Markets is acting as a participating Dealer Manager in connection with the exchange offers, FINRA may view the participation of each of Goldman, Sachs & Co. and KKR Capital Markets to be a conflict of interest, as that term is defined in NASD Rule 2720, as administered by FINRA. Accordingly, the exchange offers will be made in compliance with the applicable provisions of NASD Rule 2720. Pursuant to that rule, a “qualified independent underwriter,” as defined by NASD Conduct Rule 2720(f)(12), must participate in the preparation of the offering document and perform its usual standard of due diligence with respect to that offering document. Citigroup Global Markets Inc. has agreed to act as qualified independent underwriter for the exchange offers and to review and participate in the preparation of the Prospectus and perform its usual standard of due diligence with respect to the Prospectus. EFH, EFIH and EFIH Finance have agreed, jointly and severally, to indemnify Citigroup Global Markets Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

DESCRIPTION OF THE EFH CORP. NOTES

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, (i) the terms “we,” “our” and “us” each refer to Energy Future Holdings Corp. and its consolidated Subsidiaries; and (ii) the term “Issuer” refers only to Energy Future Holdings Corp. and not any of its Subsidiaries.

All references in this “Description of the EFH Corp. Notes” to the EFIH Notes, and to provisions relating thereto, will not be included in the Indenture (as defined below) if the requisite Consents are received and the Proposed Amendments become operative with respect to each of the Legacy Notes Indentures, as described elsewhere in this Prospectus, and the full amount of Indebtedness incurred under clause (2) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” is issued by the Issuer on the Issue Date.

The Issuer will issue up to $1,800,000,000 aggregate principal amount (or up to $4,000,000,000 aggregate principal amount if the requisite Consents are received and the Proposed Amendments become operative with respect to each of the Legacy Notes Indentures, as described elsewhere in this Prospectus) of 9.75% senior secured notes due 2019 (the “Notes”) under an Indenture to be dated as of the Issue Date (the “Indenture”) among the Issuer, the Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). The terms of the Notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

As more particularly described under “The Transactions—Ring-Fencing,” upon the consummation of the Merger, Oncor Electric Delivery Company LLC (“Oncor Electric Delivery”) undertook certain ring-fencing measures to separate itself, its subsidiaries and its immediate parent, Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”), from the Issuer and the Issuer’s other Subsidiaries. Those measures include the Oncor Subsidiaries being treated as “Unrestricted Subsidiaries” with respect to the 10.875% Senior Notes due 2017 and 11.250%/12.000% Senior Toggle Notes due 2017 issued by the Issuer. In order to comply with these ring-fencing obligations, the Oncor Subsidiaries will also be Unrestricted Subsidiaries with respect to the Notes. As Unrestricted Subsidiaries, the Oncor Subsidiaries will not be subject to any of the covenants described herein and will not guarantee the Notes.

The Holders of the Notes, by accepting the Notes, acknowledge (i) the legal separateness of the Issuer and the Guarantors from the Oncor Subsidiaries, (ii) that the lenders under the Oncor Electric Delivery Facility and the noteholders under Oncor’s existing debt instruments have likely advanced funds thereunder in reliance upon the separateness of the Oncor Subsidiaries from the Issuer and the Guarantors, (iii) that the Oncor Subsidiaries have assets and liabilities that are separate from those of the Issuer and its other Subsidiaries, (iv) that the obligations owing under the Notes are obligations and liabilities of the Issuer and the Guarantors only, and are not the obligations or liabilities of any Oncor Subsidiary, (v) that the Holders of the Notes shall look solely to the Issuer and the Guarantors and their assets, and not to any assets, or to the pledge of any assets, owned by any Oncor Subsidiary, for the repayment of any amounts payable pursuant to the Notes and for satisfaction of any other obligations owing to the Holders under the Indenture and any related documents and (vi) that none of the Oncor Subsidiaries shall be personally liable to the Holders of the Notes for any amounts payable, or any other obligation, under the Indenture or any related documents.

The Holders of the Notes, by accepting the Notes, shall acknowledge and agree that the Holders of the Notes shall not (i) initiate any legal proceeding to procure the appointment of an administrative receiver or (ii) institute any bankruptcy, reorganization, insolvency, winding up, liquidation, or any like proceeding under applicable law, against any Oncor Subsidiary, or against any of the Oncor Subsidiaries’ assets. The Holders further acknowledge and agree that each of the Oncor Subsidiaries is a third party beneficiary of the forgoing covenant and shall have the right to specifically enforce such covenant in any proceeding at law or in equity. The foregoing acknowledgements and agreements will be contained in the Indenture.

The following description is only a summary of the material provisions of the Indenture and the Security Documents, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture and the Security Documents, including the definitions therein of certain terms used below. We urge you to read the Indenture and the Security Documents because they, and not this description, will define your rights as Holders of the Notes. You may request copies of the Indenture and the Security Documents at our address set forth under the heading “Available Information; Incorporation by Reference.”

Brief Description of Notes and the Guarantees

The Notes:

•	will be senior obligations of the Issuer and will rank equally in right of payment with all Senior Indebtedness of the Issuer (including the applicable Existing Notes);

•	will be effectively subordinated to any Indebtedness of the Issuer secured by assets of the Issuer, to the extent of the value of the assets securing such Indebtedness;

•

will be structurally subordinated to all Indebtedness and other liabilities of non-guarantor Subsidiaries, including the Oncor Subsidiaries, TCEH and its Subsidiaries, any of the Issuer’s Foreign Subsidiaries and any other Unrestricted Subsidiaries;

•	will be senior in right of payment to any future Subordinated Indebtedness of the Issuer; and

•

will be initially unconditionally guaranteed, jointly and severally, on a senior unsecured basis by Energy Future Competitive Holdings Company (“EFCH”) and on a senior secured basis (to the extent of the Collateral) by Energy Future Intermediate Holding Company LLC (“EFIH”), as described below under “—Guarantees.”

The Guarantees:

•	will be a general senior obligation of each Guarantor;

•

in the case of the Guarantee from EFIH, will be secured by the pledge of any investments EFIH owns in any Oncor Subsidiary (as described below under “—Security for the Notes”), which on the Issue Date will consist of all of the membership interests it owns in Oncor Holdings;

•	in the case of the Guarantee from EFCH, will not be secured;

•	will rank equally in right of payment with all existing and future Senior Indebtedness of each Guarantor;

•	in the case of the Guarantee from EFIH, will be effectively senior to all unsecured Indebtedness of EFIH to the extent of the value of the Collateral securing such Guarantee;

•	will be effectively subordinated to all secured Indebtedness of each Guarantor secured by assets other than the Collateral to the extent of the value of the assets securing such Indebtedness;

•

will be structurally subordinated to any existing and future indebtedness and liabilities of Subsidiaries of a Guarantor that do not Guarantee the Notes, including the Oncor Subsidiaries in the case of EFIH, and TCEH and its Subsidiaries in the case of EFCH, and any other Unrestricted Subsidiaries;

•	will be senior in right of payment to any future Subordinated Indebtedness of each Guarantor; and

•	will be effectively senior to all obligations under any future Junior Lien Debt with respect to the Collateral.

See “Risk Factors—Risks Related to the Exchange Offers and the New Senior Secured Notes—The liabilities of each of EFH Corp. and EFCH currently exceed its assets as shown on its most recent balance sheet, and after giving effect to the exchange offers, the liabilities of EFIH may exceed its assets as shown on its most recent balance sheet. If a court were to find that EFH Corp., EFCH or EFIH were insolvent before or after giving effect to the exchange offers and did not receive reasonably equivalent value or fair consideration in the exchange offers, the court may void all or a portion of the obligations represented by the New EFH Senior Secured Notes, the New EFIH Senior Secured Notes or the guarantees of the New EFH Senior Secured Notes by EFIH or EFCH or the pledge of the Collateral granted by EFIH for such notes as a fraudulent conveyance.”

Guarantees

The Guarantors, as primary obligors and not merely as sureties, will initially jointly and severally fully and unconditionally guarantee, on a senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest in respect of the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

The Issuer and the Guarantors are holding companies and none of the Issuer’s or the Guarantors’ other Subsidiaries will Guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer or the Guarantors. None of TCEH, the Subsidiaries of TCEH, or the Oncor Subsidiaries will guarantee the Notes. For the year ended December 31, 2008 and the six months ended June 30, 2009, the non-guarantor Subsidiaries generated all of the Issuer’s consolidated total revenue. In addition, as of June 30, 2009, the non-guarantor Subsidiaries held substantially all of the Issuer’s consolidated total assets.

Any entity that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law. However, this limitation may not be effective to prevent a Guarantee from being voided under fraudulent conveyance law, or may reduce or eliminate a Guarantor’s obligation to an amount that effectively makes its Guarantee worthless.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Exchange Offers and the New Senior Secured Notes—The liabilities of each of EFH Corp. and EFCH currently exceed its assets as shown on its most recent balance sheet, and after giving effect to the exchange offers, the liabilities of EFIH may exceed its assets as shown on its most recent balance sheet. If a court were to find that EFH Corp., EFCH or EFIH were insolvent before or after giving effect to the exchange offers and did not receive reasonably equivalent value or fair consideration in the exchange offers, the court may void all or a portion of the obligations represented by the New EFH Senior Secured Notes, the New EFIH Senior Secured Notes or the guarantees of the New EFH Senior Secured Notes by EFIH or EFCH or the pledge of the Collateral granted by EFIH for such notes as a fraudulent conveyance.”

Subject to “—Certain Covenants—Restrictions on Permitted Asset Transfers,” each Guarantee by a Guarantor will provide by its terms that it will be automatically and unconditionally released and discharged upon:

(1)(a) any sale, exchange or transfer (by merger, wind-up, consolidation or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary or sale of all or substantially all the assets of such Guarantor, which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture, except that the Guarantee by EFIH shall only be released and discharged as provided under “—Certain Covenants—Restrictions on Permitted Asset Transfers”;

(b) the release or discharge of the guarantee by such Guarantor that resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

(c) the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture; or

(d) the exercise by the Issuer of its legal defeasance option or covenant defeasance option as described under “—Legal Defeasance and Covenant Defeasance” or the discharge of the Issuer’s obligations under the Indenture in accordance with the terms of the Indenture; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Further, the Guarantee by EFCH shall automatically be released in connection with a Permitted Asset Transfer made in accordance with “—Certain Covenants—Restrictions on Permitted Asset Transfers” other than a merger, wind-up or consolidation of EFIH into the Issuer where EFCH continues to be a Subsidiary of the Issuer.

Holding Company Structure

The Issuer is a holding company for its Subsidiaries, with no material operations of its own and only limited assets. Accordingly, the Issuer is dependent upon the distribution of the earnings of its Subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations. Each of the Guarantors are also holding companies for their Subsidiaries. See “Risk Factors—Risks Related to Structure—EFH Corp. and EFIH are holding companies and their obligations are structurally subordinated to existing and future liabilities and preferred stock of their respective subsidiaries.”

Paying Agent and Registrar for the Notes

The Issuer will maintain one or more paying agents for the Notes. The initial paying agent for the Notes will be the Trustee at its offices in Houston, Texas.

The Issuer will also maintain a registrar. The initial registrar will be the Trustee at its offices in Houston, Texas. The registrar will maintain a register reflecting ownership of the Notes outstanding from time to time and will make payments on and facilitate transfer of Notes on behalf of the Issuer.

The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuer will not be required to transfer or exchange any Note selected for redemption. Also, the Issuer will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Principal, Maturity and Interest

The Issuer will issue up to $1,800,000,000 in aggregate principal amount of Notes in this Exchange Offer (or up to $4,000,000,000 in aggregate principal amount of the Notes if the requisite Consents are received and the Proposed Amendments become operative with respect to each of the Legacy Notes Indentures, as described elsewhere in this Prospectus). The Notes will mature on October 15, 2019. Subject to compliance with the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens,” the Issuer may issue additional Notes from time to time after the Issue Date under the Indenture (any such Notes, “Additional Notes”). The Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of the EFH Corp. Notes” section include any Additional Notes that are actually issued.

Interest on the Notes will accrue at the rate of 9.75% per annum and will be payable semi-annually in arrears on each April 15 and October 15, commencing on April 15, 2010, to the Holders of record on the immediately preceding April 1 and October 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Issuer maintained for such purpose within the City of Houston and State of Texas or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuer, the Issuer’s office or agency in Houston, Texas will be the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer will not be required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under “—Repurchase at the Option of Holders.” The Issuer may at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

Except as set forth below, the Issuer will not be entitled to redeem Notes at its option prior to October 15, 2014.

At any time prior to October 15, 2014, the Issuer may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of Notes or otherwise in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the date of redemption (the “Redemption Date”), subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after October 15, 2014, the Issuer may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of Notes or otherwise in accordance with the procedures of DTC, at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on October 15 of each of the years indicated below:

Year	Percentage
2014	104.875%
2015	103.250%
2016	101.625%
2017 and thereafter	100.000%

In addition, until October 15, 2012, the Issuer may, at its option, on one or more occasions redeem up to 35% of the aggregate principal amount of Notes at a redemption price equal to 109.750% of the aggregate principal amount thereof, plus accrued and unpaid interest to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 50% of the sum of the original aggregate principal amount of Notes issued under the Indenture and the original principal amount of any Additional Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; and provided, further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Any notice of any redemption may be given prior to the redemption thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or other corporate transaction.

If the Issuer redeems less than all of the outstanding Notes, the Trustee shall select the Notes to be redeemed in the manner described under “—Repurchase at the Option of Holders—Selection and Notice.”

Security for the Notes

Collateral Trustee

EFIH has appointed The Bank of New York Mellon Trust Company, N.A. to serve as the collateral trustee (the “Collateral Trustee”) for the benefit of the holders of the Secured Debt Obligations outstanding from time to time.

The Security Documents will provide that the Collateral Trustee will be subject to such directions as may be given it by the Trustee and by any other Parity Lien Debt Representatives from time to time as required or permitted by the Indenture and the other Parity Lien Debt Documents. The relative rights with respect to control of the Collateral Trustee will be specified in a collateral trust agreement by and among EFIH, the Trustee, any Parity Lien Debt Representatives, any Junior Lien Debt Representatives and the Collateral Trustee (the “Collateral Trust Agreement”). Except as provided in the Collateral Trust Agreement or as directed by an Act of Required Debtholders, the Collateral Trustee will not be obligated:

(1) to act upon directions purported to be delivered to it by any other Person;

(2) to foreclose upon or otherwise enforce any Lien; or

(3) to take any other action whatsoever with regard to any or all of the Security Documents, the Liens created thereby or the Collateral.

Collateral

The Indenture and the Security Documents will provide that the Guarantee of the Notes by EFIH, together with any other Parity Lien Debt, will be secured on an equal and ratable basis by first-priority security interests granted to the Collateral Trustee, in all of the following property of EFIH:

(1) any Equity Interests it owns as of the Issue Date or may thereafter acquire in any Oncor Subsidiary and any promissory notes or other Indebtedness owed by, or other Investments in, any Oncor Subsidiary that it owns as of the Issue Date or it may thereafter acquire; and

(2) all proceeds of, income and other payments (including, without limitation, dividends and distributions received) now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the foregoing, which, in the case of cash dividends and distributions received by EFIH from Oncor Holdings may be used by EFIH for any purpose not prohibited by the Indenture so long as no Event of Default and no event of default under any other Parity Lien Debt, including the EFIH Notes, shall have occurred and be continuing.

In addition, any Successor EFIH Company (including the Issuer, if EFIH is merged with and into the Issuer) will grant a first-priority security interest to the Collateral Trustee for the benefit of Holders of the Notes and holders of the other Parity Lien Debt and a second-priority security interest to the Collateral Trustee for the benefit of holders of Junior Lien Debt to the extent that such Successor EFIH Company holds any Equity Interests in, or Indebtedness of, or other Investments in, any Oncor Subsidiary following a Permitted Asset Transfer made in accordance with the covenants described under “—Certain Covenants—Restrictions on Permitted Asset Transfers” and “—Certain Covenants—Restrictions on Certain Investments in Oncor Subsidiaries.”

On the Issue Date, the Collateral will consist of a pledge of all of the membership interests EFIH owns in Oncor Holdings. Oncor Holdings owns approximately 80% of Oncor Electric Delivery’s outstanding membership interests. On the Issue Date, EFIH and the Collateral Trustee will enter into a pledge agreement or similar Security Document (the “Pledge Agreement”), whereby the Collateral will be pledged in favor of the Collateral Trustee for the benefit of the Collateral Trustee, the Trustee and the Holders of the Notes and the holders of any other Secured Debt Obligations that may be issued in accordance with the Indenture (including the EFIH Notes). The Collateral does not consist of any assets of any Oncor Subsidiary. See “Risk Factors—Risks Related to the Exchange Offers and the New Senior Secured Notes—The New Senior Secured Notes will be secured only to the extent of the value of the assets that have been granted as security for EFIH’s guarantee of the New EFH Senior Secured Notes and for the New EFIH Senior Secured Notes”; “—Regulatory approvals may be required in order to enforce the security against the Collateral and to dispose of an interest in, or operational control of, the Collateral that secures the New EFIH Senior Secured Notes and EFIH’s guarantee of the New EFH Senior Secured Notes”; “—In the event of any Offeror’s bankruptcy, the ability of the holders of New Senior Secured Notes to realize upon the Collateral securing the New EFIH Senior Secured Notes and EFIH’s guarantee of the New EFH Senior Secured Notes will be subject to certain bankruptcy law limitations”; and “—The value of the Collateral may be diluted if we issue additional debt that is secured equally and ratably by the same Collateral securing the New EFIH Senior Secured Notes and the guarantee by EFIH of the New EFH Senior Secured Notes or if the Collateral is sold.”

No appraisal of the value of the Collateral has been made in connection with the issuance of the Notes and the value of the Collateral in the event of liquidation will depend on many factors. Consequently, liquidating the Collateral may not produce proceeds in an amount sufficient to pay any amounts due on the Secured Debt Obligations, including the Notes.

The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, the Collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay the Parity Lien Obligations, including the Notes. Any claim for the difference between the amount, if any, realized by Holders of the Notes from the sale of Collateral securing the Secured Debt Obligations will rank equally in right of payment with all of our other unsecured unsubordinated Indebtedness and other obligations, including trade payables.

So long as no Event of Default and no event of default under any other Parity Lien Debt, including the EFIH Notes, shall have occurred and be continuing, and subject to certain terms and conditions, EFIH will be entitled to exercise any voting and other consensual rights pertaining to the Collateral (other than as set forth in the Pledge Agreement and the other Security Documents). The Pledge Agreement will require EFIH to deliver to the Collateral Trustee, for the Collateral Trustee to maintain in its possession, certificates, if any, evidencing the Collateral. Upon the occurrence and during the continuance of an Event of Default under the Notes, to the extent permitted by law and subject to the provisions of the Pledge Agreement, all of the rights of EFIH to exercise voting or other consensual rights with respect to the Collateral shall cease, and all such rights shall become vested in the Collateral Trustee, which, to the extent permitted by law, shall have the sole right to exercise such voting and other consensual rights.

Certain bankruptcy limitations

The right of the Collateral Trustee to repossess and dispose of the Collateral upon the occurrence of an Event of Default would be significantly impaired by applicable bankruptcy law in the event that a bankruptcy case were to be commenced by or against EFIH prior to the Collateral Trustee having repossessed and disposed of the Collateral. Upon the commencement of a case for relief under Title 11 of the United States Code, as amended (the “Bankruptcy Code”), a secured creditor such as the Collateral Trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from the debtor, without bankruptcy court approval.

In view of the broad equitable powers of a U.S. bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Trustee could repossess or dispose of the Collateral, the value of the Collateral at the time of the bankruptcy petition or whether or to what extent Holders of the Notes would be compensated for any delay in payment or loss of value of the Collateral. The Bankruptcy Code permits only the payment and/or accrual of post-petition interest, costs and attorneys’ fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of the Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount at maturity of the obligations secured by the Collateral. There can be no assurance that the value of the Collateral will exceed the outstanding principal amount of the Notes.

Furthermore, in the event a bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Notes, the Holders of the Notes would hold secured claims to the extent of the value of the Collateral to which the Holders of the Notes are entitled, and unsecured claims with respect to such shortfall.

Additional Parity Lien Debt

The Indenture and the Security Documents will provide that the Issuer and EFIH may incur additional Parity Lien Debt as permitted by the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens,” by issuing Additional Notes under the Indenture or under one or more additional indentures or incurring other Indebtedness secured by Parity Liens on the Collateral. All additional Parity Lien Debt will be secured equally and ratably with EFIH’s Guarantee of the Notes by Liens on the Collateral held by the Collateral Trustee for as long as the EFIH’s Guarantee of the Notes is secured by the Collateral. The Collateral Trustee under the Collateral Trust Agreement will hold all Parity Liens in trust for the benefit of the Holders of the Notes and the holders of any future Parity Lien Debt and all other Parity Lien Obligations. Additional Parity Lien Debt will be permitted to be secured by the Collateral only if such Parity Lien Debt and the related Parity Liens are permitted to be incurred under the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.” The agent or representative of any Parity Lien Debt shall become a party to the Security Documents by joinder agreement.

Future Junior Lien Debt

The Indenture and the Security Documents will provide that the Issuer and EFIH may incur Junior Lien Debt in the future by issuing debt securities under one or more indentures, incurring Indebtedness under Credit Facilities or otherwise issuing or increasing a new Series of Secured Lien Debt secured by Junior Liens on the Collateral. Junior Lien Debt will be permitted to be secured by the Collateral only if such Junior Lien Debt and the related Junior Liens are permitted to be incurred under the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.” The Collateral Trustee under the Collateral Trust Agreement will hold all Junior Liens in trust for the benefit of the holders of any Junior Lien Debt and all other Junior Lien Obligations. The agent or representative of any Junior Lien Obligations shall become a party to the Security Documents by joinder agreement.

Enforcement of Liens

If the Collateral Trustee at any time receives written notice stating that any event has occurred that constitutes a default under any Secured Debt Document entitling the Collateral Trustee to foreclose upon, collect or otherwise enforce its Liens thereunder, it will promptly deliver written notice thereof to each Secured Debt Representative. Thereafter, the Collateral Trustee will await direction by an Act of Required Debtholders and will act, or decline to act, as directed by an Act of Required Debtholders, in the exercise and enforcement of the Collateral Trustee’s interests, rights, powers and remedies in respect of the Collateral or under the Security Documents or applicable law and, following the initiation of such exercise of remedies, the Collateral Trustee will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an Act of Required Debtholders. Unless it has been directed to the contrary by an Act of Required Debtholders, the Collateral Trustee in any event may (but will not be obligated to) take or refrain from taking such action with respect to any default under any Secured Debt Document as it may deem advisable to preserve and protect the value of the Collateral.

Until the Discharge of Parity Lien Obligations, the Holders of the Notes and the holders of other Parity Lien Obligations will have, subject to the exceptions set forth below in clauses (1) through (4), the exclusive right to authorize and direct the Collateral Trustee with respect to the Security Documents and the Collateral (including, without limitation, the exclusive right to authorize or direct the Collateral Trustee to enforce, collect or realize on any Collateral or exercise any other right or remedy with respect to the Collateral) and neither the provisions of the Security Documents relating thereto (other than in accordance with the Collateral Trust Agreement) nor any Junior Lien Representative or holder of Junior Lien Obligations, if any, may authorize or direct the Collateral Trustee with respect to such matters. Notwithstanding the foregoing, the holders of Junior Lien Obligations may direct the Collateral Trustee with respect to such matters:

(1) without any condition or restriction whatsoever, at any time after the Discharge of Parity Lien Obligations;

(2) to deliver any notice or demand necessary to enforce (subject to the prior Discharge of Parity Lien Obligations) any right to claim, take or receive proceeds of Collateral remaining after the Discharge of Parity Lien Obligations;

(3) as necessary to perfect or establish the priority (subject to Parity Liens) of the Junior Liens upon any Collateral; provided that, unless otherwise agreed to by the Collateral Trustee in the Security Documents, the holders of Junior Lien Obligations may not require the Collateral Trustee to take any action to perfect any Collateral through possession or control (other than the Collateral Trustee as agent for the benefit of the Parity Lien Representative and holders of the Parity Lien Obligations agreeing pursuant to the Collateral Trust Agreement to act as bailee for the Collateral Trustee as agent for the benefit of the Junior Lien Representatives and holders of the Junior Lien Obligations); or

(4) as necessary to create, prove, preserve or protect (but not enforce) the Junior Liens upon any Collateral.

Both before and during an insolvency or liquidation proceeding until the Discharge of Parity Lien Obligations, none of the holders of Junior Lien Obligations, the Collateral Trustee (unless acting pursuant to an Act of Required Debtholders) or any Junior Lien Representative will be permitted to:

(1) request judicial relief, in an insolvency or liquidation proceeding or in any other court, that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right or remedy otherwise available to the holders of Parity Lien Obligations in respect of the Parity Liens or that would limit, invalidate, avoid or set aside any Parity Lien or subordinate the Parity Liens to the Junior Liens or grant the Junior Liens equal ranking to the Parity Liens;

(2) oppose or otherwise contest any motion for (A) relief from the automatic stay or (B) any injunction against foreclosure or (C) any enforcement of Parity Liens, in each case made by any holder of Parity Lien Obligations or any Parity Lien Representative in any insolvency or liquidation proceeding;

(3) oppose or otherwise contest any lawful exercise by any holder of Parity Lien Obligations or any Parity Lien Representative of the right to credit bid Parity Lien Obligations at any sale of Collateral in the foreclosure of Parity Liens;

(4) oppose or otherwise contest any other request for judicial relief made in any court by any holder of Parity Lien Obligations or any Parity Lien Representative relating to the lawful enforcement of any Parity Lien; or

(5) challenge the validity, enforceability, perfection or priority of the Parity Liens with respect to the Collateral.

Notwithstanding the foregoing, both before and during an insolvency or liquidation proceeding, the holders of Junior Lien Obligations or Junior Lien Representatives may take any actions and exercise any and all rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of an insolvency or liquidation proceeding against EFIH in accordance with applicable law; provided the Collateral Trust Agreement will provide that no holder of Junior Lien Obligations or Junior Lien Representative will be permitted to take any of the actions prohibited by clauses (1) through (5) of the preceding paragraph or oppose or contest any order that it has agreed not to oppose or contest under the provisions described under “—Insolvency or Liquidation Proceedings.”

At any time prior to the Discharge of Parity Lien Obligations and after (1) the commencement of any insolvency or liquidation proceeding in respect of EFIH or (2) the Collateral Trustee and each Junior Lien Representative have received written notice from any Parity Lien Representative stating that (A) any Series of Parity Lien Debt has become due and payable in full (whether at maturity, upon acceleration or otherwise) or (B) the holders of Parity Liens securing one or more Series of Parity Lien Debt have become entitled under any Parity Lien Document to and desire to enforce any or all of the Parity Liens by reason of a default under such Parity Lien Documents, no payment of money (or the equivalent of money) will be made from the proceeds of Collateral by EFIH to the Collateral Trustee (other than distributions to the Collateral Trustee in respect of its fees under the Collateral Trust Agreement and for the benefit of the holders of Parity Lien Obligations), any Junior Lien Representative or any holder of Junior Lien Obligations (including, without limitation, payments and prepayments made for application to Junior Lien Obligations).

All proceeds of Collateral received by any Junior Lien Representative or any holder of Junior Lien Obligations in violation of the immediately preceding paragraph will be held by such Person in trust for the account of the holders of Parity Lien Obligations and remitted to any Parity Lien Representative upon demand by such Parity Lien Representative. The Junior Liens will remain attached to and, subject to the provisions described under “—Provisions of the Indenture Relating to Security—Ranking of Parity Liens,” enforceable against all proceeds so held or remitted. All proceeds of Collateral received by any Junior Lien Representative or any holder of Junior Lien Obligations not in violation of the immediately preceding paragraph will be received by such Person free from the Parity Liens.

Pursuant to the Public Utility Regulatory Act (“PURA”), Texas Utilities Code §§39.262(l) and 39.915 and, through October 10, 2012, to the Final Order in PUCT Docket No. 34077, the Public Utility Commission of Texas (the “PUCT”) must approve any change in majority ownership, controlling ownership or operational control of Oncor Electric Delivery. As a result, prior to any foreclosure on the Collateral consisting of membership interests in Oncor Holdings, approval of the PUCT will be required if such foreclosure consists of a change in majority ownership or control of Oncor Holdings. Pursuant to PURA §§39.262(m) and 39.915(b), the PUCT will approve such a transfer if it finds that the transaction is in the public interest. In making its determination, these sections of PURA provide that the PUCT will consider whether the transaction will adversely affect the reliability of service, availability of service or cost of service of Oncor Electric Delivery. We cannot assure you that such approval will be granted and, if it is not granted, the Collateral Trustee may not be able to liquidate the Collateral consisting of membership interests and, accordingly, the Collateral Trustee may not be able to distribute any proceeds to Holders of the Notes upon such foreclosure. If the approval is granted, then PUCT approval would also be required with respect to any subsequent disposition of a majority or controlling interest in the membership interests of Oncor Holdings.

In addition, pursuant to the terms of an investor rights agreement among the Issuer, Oncor Holdings, Oncor Electric Delivery and the minority investor in Oncor Electric Delivery, a transfer of the Equity Interests in Oncor Holdings to a third party, including as a result of any enforcement of the Lien on the Collateral consisting of Equity Interests of Oncor Holdings or Oncor Electric Delivery, may give rise to a tag-along right of the minority investor(s) in Oncor Electric Delivery to participate in that transfer on a pro rata basis.

Waiver of Right of Marshalling

The Collateral Trust Agreement will provide that, prior to the Discharge of Parity Lien Obligations, the holders of Junior Lien Obligations, each Junior Lien Representative and the Collateral Trustee may not assert or enforce any right of marshalling accorded to a junior lienholder, as against the holders of Parity Lien Obligations and the Parity Lien Representatives (in their capacity as senior or priority lienholders) with respect to the Collateral. Following the Discharge of Parity Lien Obligations, the holders of Junior Lien Obligations and any Junior Lien Representative may assert their right under the Uniform Commercial Code or otherwise to any proceeds remaining following a sale or other disposition of Collateral by, or on behalf of, the holders of Parity Lien Obligations.

Insolvency or Liquidation Proceedings

If in any insolvency or liquidation proceeding and prior to the Discharge of Parity Lien Obligations, the holders of Parity Lien Obligations by an Act of Required Debtholders consent to any order:

(1) for use of cash collateral;

(2) approving a debtor-in-possession financing secured by a Lien that is senior to or on a parity with all Parity Liens upon any property of the estate in such insolvency or liquidation proceeding;

(3) granting any relief on account of Parity Lien Obligations as adequate protection (or its equivalent) for the benefit of the holders of Parity Lien Obligations in the Collateral; or

(4) relating to a sale of assets of EFIH that provides, to the extent the Collateral sold is to be free and clear of Liens, that all Parity Liens and Junior Liens will attach to the proceeds of the sale;

then, the holders of Junior Lien Obligations and the Junior Lien Representatives will not oppose or otherwise contest the entry of such order; provided, that the holders of Junior Lien Obligations or a Junior Lien

Representative may request the grant to the Collateral Trustee, for the benefit of the holders of Junior Lien Obligations and the Junior Lien Representatives, of a Junior Lien upon any property on which a Lien is (or is to be) granted under such order to secure the Parity Lien Obligations, co-extensive in all respects with, but subordinated, as provided in the provisions described under “—Provisions of the Indenture Relating to Security—Ranking of Parity Liens,” to, such Lien and all Parity Liens on such property. The holders of Parity Lien Obligations (including the Holders of the Notes) and the Parity Lien Representatives (including the Trustee) will agree not to oppose or otherwise contest in any respect any request made by the Junior Lien Representatives for a Junior Lien pursuant to the proviso to the preceding sentence.

Notwithstanding the foregoing, both before and during an insolvency or liquidation proceeding, the holders of Junior Lien Obligations and the Junior Lien Representatives may take any actions and exercise any and all rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of insolvency or liquidation proceedings against EFIH in accordance with applicable law; provided that the Collateral Trust Agreement will provide that no holder of Junior Lien Obligations or Junior Lien Representative will be permitted to take any of the actions prohibited under the third and fourth paragraphs of the provisions described under “—Enforcement of Liens,” or oppose or contest any order that it has agreed not to oppose or contest under clauses (1) through (4) of the preceding paragraph.

Neither the holders of Junior Lien Obligations nor any Junior Lien Representative will file or prosecute in any insolvency or liquidation proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Collateral under the Junior Liens, except that:

(1) they may freely seek and obtain relief granting a Junior Lien co-extensive in all respects with, but subordinated, as provided in the provisions described under “—Provisions of the Indenture Relating to Security—Ranking of Parity Liens,” to, all Liens granted in such insolvency or liquidation proceeding to, or for the benefit of, the holders of Parity Lien Obligations; and

(2) they may freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of Parity Lien Obligations.

Order of Application

The Collateral Trust Agreement will provide that if any Collateral is sold or otherwise realized upon by the Collateral Trustee in connection with any foreclosure, collection or other enforcement of Liens granted to the Collateral Trustee in the Security Documents, the proceeds received by the Collateral Trustee from such foreclosure, collection or other enforcement will be distributed by the Collateral Trustee in the following order of application:

FIRST, to the payment of all amounts payable under the Collateral Trust Agreement on account of the Collateral Trustee’s fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the Collateral Trustee or any co-trustee or agent of the Collateral Trustee in connection with any Security Document;

SECOND, ratably to the respective Parity Lien Representatives for application, after payment of any fees and expenses (including but not limited to, attorney’s fees and expenses) of such Parity Lien Representative, to the payment of all outstanding Notes and other Parity Lien Debt and any other Parity Lien Obligations that are then due and payable in such order as may be provided in the relevant Parity Lien Documents in an amount sufficient to pay in full in cash all outstanding Notes and other Parity Lien Debt and all other Parity Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the relevant Parity Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Parity Lien Document) of all outstanding letters of credit constituting Parity Lien Debt);

THIRD, to the respective Junior Lien Representatives for application to the payment of all outstanding Junior Lien Debt and any other Junior Lien Obligations that are then due and payable in such order as may be provided in the Junior Lien Documents in an amount sufficient to pay in full in cash all outstanding Junior Lien Debt and all other Junior Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Junior Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Junior Lien Document) of all outstanding letters of credit, if any, constituting Junior Lien Debt); and

FOURTH, any surplus remaining after the payment in full in cash of the amounts described in the preceding clauses will be paid to EFIH, or its successors or assigns, or as a court of competent jurisdiction may direct.

If any Junior Lien Representative or any holder of a Junior Lien Obligation collects or receives any proceeds in respect of any foreclosure, collection or other enforcement to which it was not entitled pursuant to the terms of the immediately preceding paragraphs, whether after the commencement of an insolvency or liquidation proceeding or otherwise, such Junior Lien Representative or such holder of a Junior Lien Obligation, as the case may be, will forthwith deliver the same to the Collateral Trustee to be applied in accordance with the provisions set forth in the immediately preceding paragraphs. Until so delivered, such proceeds will be held by that Junior Lien Representative or that holder of a Junior Lien Obligation, as the case may be, in trust for the benefit of the holders of the Parity Lien Obligations. These provisions will not apply to payments received by any holder of Junior Lien Obligations if such payments are not proceeds of, or the result of a realization upon, Collateral.

The provisions set forth above under this “Order of Application” caption are intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Secured Debt Obligations, each present and future Secured Debt Representative and the Collateral Trustee as holder of Parity Liens and Junior Liens. the Issuer and EFIH will be required to cause the Secured Debt Representative of each future Series of Secured Lien Debt to deliver a joinder to the Collateral Trust Agreement, including a Lien Sharing and Priority Confirmation, to the Collateral Trustee and each other Secured Debt Representative at the time of incurrence of such Series of Secured Lien Debt.

In connection with the application of proceeds in accordance with the provisions set forth above under this “Order of Application” caption, except as otherwise directed by an Act of Required Debtholders, the Collateral Trustee may sell any non-cash proceeds for cash prior to the application of the proceeds thereof.

Release of Security Interests

The Security Documents will provide that the Collateral will be released:

1. in whole, upon (a) payment in full of all outstanding Secured Debt Obligations at the time such debt is paid in full and (b) termination or expiration of all commitments to extend credit under all Secured Debt Documents and the cancellation or termination or cash collateralization in an account maintained by the Collateral Trustee (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Secured Debt Documents) of all outstanding letters of credit issued pursuant to any Secured Debt Documents; provided that the Issuer has delivered an Officer’s Certificate to the Collateral Trustee certifying that the conditions described in this paragraph 1. have been met and that such release of the Collateral does not violate the terms of any applicable Secured Debt Document;

2. with respect to the Note Obligations only, upon satisfaction and discharge of the Indenture as set forth under “—Satisfaction and Discharge”;

3. with respect to the Note Obligations only, upon a Legal Defeasance or Covenant Defeasance as set forth under “—Legal Defeasance and Covenant Defeasance”;

4. with respect to the Note Obligations only, upon payment in full of the Notes and all other Note Obligations that are outstanding, due and payable at the time the Notes are paid in full;

5. with respect to any Secured Debt Obligations (other than Note Obligations) only, upon payment in full of such Secured Lien Debt and all other Secured Debt Obligations in respect thereof that is outstanding, due and payable at the time such Secured Lien Debt is paid in full;

6. as to a release of all or substantially all of the Collateral, if (a) consent to the release of that Collateral has been given by holders of 66 2/3% of the aggregate principal amount of Parity Lien Debt at the time outstanding voting together as one class, as provided for in the applicable Secured Debt Documents; provided that if an Event of Default under the Notes or an event of default with respect to any other Secured Lien Debt has occurred and is continuing at the time of the solicitation of any such consent, the consent of holders of 66 2/3% of the aggregate principal amount of Secured Lien Debt at the time outstanding voting together as one class shall also be required, and (b) EFIH has delivered an Officer’s Certificate to the Collateral Trustee certifying that any such necessary consents have been obtained and that such release of the Collateral does not violate the terms of any applicable Secured Debt Document;

7. as to a release of less than all or substantially all of the Collateral, if (A) consent to the release of all Parity Liens (or, at any time after the Discharge of Parity Lien Obligations, consent to the release of all Junior Liens) on such Collateral has been given by holders of a majority of the aggregate principal amount of Parity Lien Debt at the time outstanding voting as one class, as provided for in the Parity Lien Documents (or, at any time after the Discharge of Parity Lien Obligations, holders of a majority of the aggregate principal amount of the Junior Lien Debt at the time outstanding voting together as one class, as provided for in the Junior Lien Documents) and (B) EFIH has delivered an Officer’s Certificate to the Collateral Trustee certifying that any such necessary consents have been obtained and that such release of the Collateral does not violate the terms of any applicable Secured Debt Document;

8. as to any Collateral that is sold, transferred or otherwise disposed of by EFIH in a transaction or other circumstance that is not prohibited by the terms of any applicable Secured Debt Document, at the time of, or immediately prior to, such sale, transfer or other disposition; provided that EFIH has delivered an Officer’s Certificate to the Collateral Trustee certifying that any such sale, transfer or other disposition does not violate the terms of any applicable Secured Debt Document; or

9. with respect to the Note Obligations only, in whole or in part, with the consent of the Holders of the requisite percentage of Notes in accordance with the provisions described under “—Amendment, Supplement and Waiver,” and upon delivery of instructions and any other documentation, in each case as required by the Indenture and the Security Documents, in a form satisfactory to the Collateral Trustee.

Upon compliance by EFIH with the conditions precedent set forth above, the Collateral Trustee shall promptly cause to be released and reconveyed to EFIH the released Collateral.

Amendment

The Collateral Trust Agreement will provide that no amendment or supplement to the provisions of the Collateral Trust Agreement or any other Security Document will be effective without the approval of the Collateral Trustee acting as directed by an Act of Required Debtholders, except that:

(1) any amendment or supplement that has the effect solely of (a) adding or maintaining Collateral, securing additional Secured Lien Debt that was otherwise permitted by the terms of the Secured Debt

Documents to be secured by the Collateral or preserving, perfecting or establishing the priority of the Liens thereon or the rights of the Collateral Trustee therein, (b) curing any ambiguity, defect or inconsistency; (c) providing for the assumption of the obligations of EFIH under any Security Document in the case of a merger or consolidation or sale of all or substantially all of the assets of EFIH; or (d) making any change that would provide any additional rights or benefits to the holders of Secured Debt Obligations, the Secured Debt Representatives or the Collateral Trustee or that does not adversely affect the legal rights under any Secured Debt Document of any holder of Secured Debt Obligations, the Secured Debt Representatives or the Collateral Trustee, will, in each case, become effective when executed and delivered by EFIH and the Collateral Trustee;

(2) no amendment or supplement that reduces, impairs or adversely affects the right of any holder of Secured Debt Obligations:

(a) to vote its outstanding Secured Lien Debt as to any matter described as subject to an Act of Required Debtholders or direction by the Required Parity Lien Debtholders or Required Junior Lien Debtholders (or amends the provisions of this clause (2) or the definition of “Act of Required Debtholders,” “Required Parity Lien Debtholders” or “Required Junior Lien Debtholders”);

(b) to share in the order of application described under “—Order of Application” in the proceeds of enforcement of or realization on any Collateral that has not been released in accordance with the provisions described under “—Release of Security Interests”; or

(c) to require that Liens securing Secured Debt Obligations be released only as set forth in the provisions described under “—Release of Security Interests,”

will become effective without the consent of the requisite percentage or number of holders of each Series of Secured Lien Debt so affected under the applicable Secured Debt Documents; and

(3) no amendment or supplement that imposes any obligation upon the Collateral Trustee or any Secured Debt Representative or adversely affects the rights of the Collateral Trustee, as determined by the Collateral Trustee in its sole discretion, or any Secured Debt Representative, respectively, in its individual capacity as such will become effective without the consent of the Collateral Trustee or such Secured Debt Representative, respectively.

Notwithstanding the foregoing clause (1), but subject to clauses (2) and (3) above:

(1) any Security Document that secures Junior Lien Obligations (but not Parity Lien Obligations) may be amended or supplemented with the approval of the Collateral Trustee acting as directed in writing by the Required Junior Lien Debtholders, unless such amendment or supplement would not be permitted under the terms of the Collateral Trust Agreement or the other Parity Lien Documents; and

(2) any amendment or waiver of, or any consent under, any provision of the Collateral Trust Agreement or any other Security Document that secures Parity Lien Obligations (except any such amendment, waiver or consent that releases Collateral with respect to which any consent of holders of Junior Lien Debt is required pursuant to the Collateral Trust Agreement, which will be governed by the provisions set forth above) will apply automatically to any comparable provision of any comparable Junior Lien Document without the consent of or notice to any holder of Junior Lien Obligations and without any action by the Issuer or EFIH or any Holder of Notes or holder of other Junior Lien Obligations.

Voting

In connection with any matter under the Collateral Trust Agreement requiring a vote of holders of Secured Lien Debt, each Series of Secured Lien Debt will cast its votes in accordance with the Secured Debt Documents governing such Series of Secured Lien Debt. The amount of Secured Lien Debt to be voted by a Series of Secured Lien Debt will equal (1) the aggregate outstanding principal amount of Secured Lien Debt held by such Series of Secured Lien Debt (including outstanding letters of credit whether or not then available or drawn), plus

(2) the aggregate unfunded commitments to extend credit which, when funded, would constitute Indebtedness of such Series of Secured Lien Debt. Following and in accordance with the outcome of the applicable vote under its Secured Debt Documents, the Secured Debt Representative of each Series of Secured Lien Debt will vote the total amount of Secured Lien Debt under that Series of Secured Lien Debt as a block in respect of any vote under the Collateral Trust Agreement.

Provisions of the Indenture Relating to Security

Equal and Ratable Sharing of Collateral by Holders of Parity Lien Debt

The Indenture will provide that, notwithstanding:

(1) anything contained in the Collateral Trust Agreement or in any other Security Documents;

(2) the time of incurrence of any Series of Parity Lien Debt;

(3) the order or method of attachment or perfection of any Liens securing any Series of Parity Lien Debt;

(4) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Parity Lien upon any Collateral;

(5) the time of taking possession or control over any Collateral;

(6) that any Parity Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

(7) the rules for determining priority under any law governing relative priorities of Liens,

all Parity Liens granted at any time by EFIH will secure, equally and ratably, all present and future Parity Lien Obligations.

The foregoing section is intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Parity Lien Obligations, each present and future Parity Lien Representative and the Collateral Trustee as holder of Parity Liens.

Ranking of Parity Liens

The Indenture will require the Junior Lien Documents, if any, to provide that, notwithstanding:

(1) anything to the contrary contained in the Security Documents;

(2) the time of incurrence of any Series of Parity Lien Debt;

(3) the order or method of attachment or perfection of any Liens securing any Series of Parity Lien Debt;

(4) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Lien upon any Collateral;

(5) the time of taking possession or control over any Collateral;

(6) that any Parity Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

(7) the rules for determining priority under any law governing relative priorities of Liens,

all Junior Liens at any time granted by EFIH will be subject and subordinate to all Parity Liens securing Parity Lien Obligations.

The Indenture will also require the Junior Lien Documents, if any, to provide that the provisions described in the foregoing clauses (1) through (7) are intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Parity Lien Obligations, each present and future Parity Lien Representative and the Collateral Trustee as holder of Parity Liens.

Relative Rights

The Indenture will require that nothing in the Junior Lien Documents will:

(1) impair, as between EFIH and the Holders of the Notes, the obligation of EFIH to pay principal, premium, if any, and interest on the Notes in accordance with the terms of its Guarantee thereof or any other obligation of EFIH under the Indenture;

(2) affect the relative rights of Holders of Notes as against any other creditors of EFIH (other than holders of Junior Liens or other Parity Liens);

(3) restrict the right of any Holder of Notes to sue for payments that are then due and owing (but not enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions described under “—Security for the Notes—Enforcement of Liens” or “—Security for the Notes—Insolvency or Liquidation Proceedings”);

(4) restrict or prevent any Holder of Notes or holder of other Parity Lien Obligations, the Collateral Trustee or any other Person from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by the provisions described under “—Security for the Notes—Enforcement of Liens” or “—Security for the Notes—Insolvency or Liquidation Proceedings”; or

(5) restrict or prevent any Holder of Notes or holder of other Parity Lien Obligations, the Trustee, the Collateral Trustee or any other Person from taking any lawful action in an insolvency or liquidation proceeding not specifically restricted or prohibited by the provisions described under “—Security for the Notes—Enforcement of Liens” or “—Security for the Notes—Insolvency or Liquidation Proceedings.”

Further Assurances

The Indenture and the Security Documents will provide that EFIH, at its own expense, will do or cause to be done all acts and things that may be required, or that the Collateral Trustee from time to time may reasonably request, to assure and confirm that the Collateral Trustee holds, for the benefit of the Secured Debt Representatives and holders of Secured Debt Obligations, duly created and enforceable and perfected Liens upon the Collateral (including any property or assets that are acquired or otherwise become Collateral after the Notes are issued), in each case, as contemplated by, and with the Lien priority required under, the Secured Debt Documents.

Upon the reasonable request of the Collateral Trustee or any Secured Debt Representative at any time and from time to time, EFIH, at its own expense, will promptly execute, acknowledge and deliver such security documents, instruments, certificates, notices and other documents, and take such other actions as may be reasonably required, or that the Collateral Trustee may reasonably request, to create, perfect, protect, assure or enforce the Liens and benefits intended to be conferred, in each case as contemplated by the Secured Debt Documents for the benefit of the holders of Secured Debt Obligations.

Impairment of Security Interest

The Pledge Agreement will provide that EFIH will not take or omit to take any action which would or could reasonably be expected to have the result of materially adversely affecting or impairing the Liens in favor of the Collateral Trustee, the Trustee and the holders of the Notes with respect to the Collateral. EFIH shall not grant to any Person, or permit any Person to retain (other than the Collateral Trustee), any interest whatsoever in the Collateral, other than pursuant to clause (3) of the definition of “Permitted Liens.” The Issuer and its Restricted

Subsidiaries (including EFIH) will not enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the Indenture, the Notes and the Security Documents. EFIH shall, at its sole cost and expense, execute and deliver all such agreements and instruments as necessary, or as the Trustee shall reasonably request, to more fully or accurately describe the assets and property intended to be Collateral or the obligations intended to be secured by the Pledge Agreement or any other Security Document.

After-Acquired Property

Promptly following the acquisition by EFIH of any Equity Interests in any Oncor Subsidiary or any Indebtedness of, or other Investments in, any Oncor Subsidiary or any property or assets required to be pledged as Collateral pursuant to the covenant described under “—Repurchase at the Option of Holders—Asset Sales” or any Equity Interests in or any Indebtedness of, or other Investments in, any Successor Oncor Business, EFIH shall execute and deliver such security instruments, pledges, financing statements and certificates and opinions of counsel as shall be reasonably necessary to vest in the Collateral Trustee a perfected first-priority security interest in such Equity Interests, Indebtedness or other Investments or property or assets and to have such Equity Interests, Indebtedness or other Investments or property or assets added to the Collateral and thereupon all provisions of the Indenture relating to the Collateral shall be deemed to relate to such Equity Interests, Indebtedness or other Investments or property or assets to the same extent and with the same force and effect.

Repurchase at the Option of Holders

Change of Control

The Notes will provide that if a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all the outstanding Notes as described under “Optional Redemption” and will redeem all of the outstanding Notes pursuant thereto, the Issuer will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register with a copy to the Trustee or otherwise in accordance with the procedures of DTC, with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuer to purchase such Notes; provided that the paying agent receives, not later than the close of business on the expiration date of the Change of Control Offer, a telegram, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7) that the Holders whose Notes are being repurchased only in part will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof; and

(8) the other instructions, as determined by the Issuer, consistent with the covenant described under this “—Repurchase at the Option of Holders—Change of Control” section, that a Holder must follow.

Any proceeds received by the Issuer or its Restricted Subsidiaries from a sale, conveyance or disposition of Collateral or other Oncor-related Assets that constitutes a Change of Control shall be subject to a perfected security interest for the benefit of the holders of the Secured Debt Obligations until consummation of the Change of Control Offer.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1) accept for payment all Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer.

The TCEH Senior Secured Facilities, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuer becomes a party may, provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under the TCEH Senior Secured Facilities, we could seek a waiver of such default or seek to refinance the TCEH Senior Secured Facilities. In the event we do not obtain such a waiver or refinance the TCEH Senior Secured Facilities, such default could result in amounts outstanding under the TCEH Senior Secured Facilities being declared due and payable and could cause a Receivables Facility to be wound down. Additionally, the terms of certain series of the Existing Notes provide that certain change of control events with respect to the Issuer (including a Change of Control under the Indenture) would result in the Issuer being required to offer to repurchase such Existing Notes of the relevant series.

Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. As discussed above, a change in control of EFIH would require regulatory approval by the PUCT under the public interest standard and, through October 10, 2012, the PUCT order. As of the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to engage in such a transaction in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.” Such restrictions in the Indenture can be waived with the consent of the Holders of a majority in principal amount of the outstanding Notes. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

The Issuer will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes, subject to certain exceptions, a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relating to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the outstanding Notes.

Asset Sales

The Indenture will provide that the Issuer will not, and will not permit any of its Restricted Subsidiaries to consummate, directly or indirectly, an Asset Sale, unless:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of; and

(2)(A) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a) except in the case of an Asset Sale of Collateral, any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes or that are owed to the Issuer or an Affiliate of the Issuer, that are assumed by the transferee of any such assets and for which the Issuer and all of its Restricted Subsidiaries have been validly released by all applicable creditors in writing,

(b) any securities received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c) any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value; provided that the aggregate fair market value of Designated Non-cash Consideration received by EFIH after the Issue Date in respect of Asset Sales of Collateral shall not exceed $400.0 million, shall be deemed to be cash for purposes of this clause (A) and for no other purpose; and

(B) any consideration received by EFIH from an Asset Sale of Collateral shall be concurrently pledged as Collateral for the benefit of the Holders of the Notes and holders of the other Secured Debt Obligations; provided that to the extent such consideration is received by EFIH in cash, it shall be held in a cash collateral account pending the application of such cash consideration pursuant to this covenant.

In respect of Net Proceeds received by the Issuer or any Restricted Subsidiary from Asset Sales (other than an Asset Sale of Collateral or other Oncor-related Assets), within 450 days after the receipt of any Net Proceeds of any such Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1) to permanently reduce:

(a) Obligations under Senior Indebtedness which is Secured Indebtedness permitted by the Indenture, and to correspondingly reduce commitments with respect thereto;

(b) Obligations under other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto); provided that the Issuer shall equally and ratably reduce Obligations under the Notes as provided under “—Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or otherwise by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any;

(c) Obligations under any Existing Notes with a maturity prior to October 15, 2019; provided that, at the time of, and after giving effect to, such repurchase, redemption or defeasance, the aggregate amount of Net Proceeds used to repurchase, redeem or defease such Existing Notes pursuant to this subclause (c) following the Issue Date shall not exceed 3.5% of Total Assets at such time; or

(d) Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary (or any Affiliate thereof);

provided that, if an offer to purchase any Indebtedness of TCEH or any of its Restricted Subsidiaries is made in accordance with the terms of such Indebtedness, the obligation to permanently reduce Indebtedness of a Restricted Subsidiary will be deemed to be satisfied to the extent of the amount of the offer, whether or not accepted by the holders thereof, and no Net Proceeds in the amount of such offer will be deemed to exist following such offer;

(2) to make (a) an Investment in any one or more businesses; provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business; or

(3) to make an Investment in (a) any one or more businesses; provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Issuer, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) (and reinvest within the later of 450 days from the date of receipt of Net Proceeds and 180 days of receipt of such commitment), and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within the later of (a) 180 days of such cancellation or termination or (b) the initial 450-day period; provided further, that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Notwithstanding the preceding paragraph, to the extent that regulatory approval is necessary for an asset purchase or investment, or replacement, repair or restoration on any asset or investment, then the Issuer or any Restricted Subsidiary shall have an additional 365 days to apply the Net Proceeds from such Asset Sale in accordance with the preceding paragraph.

Any Net Proceeds from Asset Sales (other than Asset Sales of Collateral or other Oncor-related Assets) that are not invested or applied as provided and within the time period set forth in the first sentence of the second preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $200.0 million, the Issuer and/or any of its Restricted Subsidiaries shall make an offer to all Holders of the Notes and, if required or permitted by the terms of any Senior Indebtedness, to the holders of such Senior Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Senior Indebtedness that is a minimum of $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer and/or any of its Restricted Subsidiaries will commence an Asset Sale Offer with respect to Excess Proceeds within 10 Business Days after the date that Excess Proceeds exceed $200.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Notes and such Senior Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer and/or any of its Restricted Subsidiaries may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the Senior Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Notes and such Senior Indebtedness will be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Senior Indebtedness tendered. Additionally, the Issuer and/or any of its Restricted Subsidiaries may, at its/their option, make an Asset Sale Offer using proceeds from any Asset Sale (other than Asset Sales of Collateral or other Oncor-related Assets) at any time after consummation of such Asset Sale; provided that such Asset Sale Offer shall be in an aggregate amount of not less than $25.0 million. Upon consummation of such Asset Sale Offer, any Net Proceeds not required to be used to purchase Notes shall not be deemed Excess Proceeds.

In respect of Net Proceeds received by the Issuer or any Restricted Subsidiary (including EFIH) from Asset Sales of Collateral or other Oncor-related Assets, within 450 days after the receipt by the Issuer or any Restricted Subsidiary of any Net Proceeds of any such Asset Sale, the Issuer or such Restricted Subsidiary shall be required to deposit the Net Proceeds from such Asset Sale into a cash collateral account that is subject to a perfected security interest for the benefit of the holders of Secured Lien Debt to be held solely for the purpose of repayment of principal, premium, if any, and interest on, and/or to repay, prepay or repurchase, the Notes and other Parity Lien Obligations as described in the following clauses (1) and (2) (unless an Investment as described in the following clause (3) is made),

(1) to repay or prepay Parity Lien Debt (other than the Notes) (and, in the case of revolving loans and other similar obligations, permanently reduce the commitment thereunder) on a pro rata basis, but only up to an aggregate principal amount equal to such Net Proceeds to be used to repay Indebtedness pursuant to this clause (1) multiplied by a fraction, the numerator of which is the aggregate outstanding principal amount of such Parity Lien Debt and the denominator of which is the aggregate outstanding principal amount of all Parity Lien Debt (including the Notes), in each case based on amounts outstanding on the date of closing of such Asset Sale; provided that the Issuer shall equally and ratably reduce Obligations under the Notes as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for a Collateral Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof plus the amount of accrued and unpaid interest, if any;

(2) to repay or repurchase any EFIH Notes or other Parity Lien Debt of EFIH; or

(3) to make an Investment through EFIH in any Oncor Subsidiary or Successor Oncor Business; provided such Investment is received by EFIH and shall be concurrently pledged as Collateral for the benefit of the Holders of the Notes and holders of the other Secured Debt Obligations; and provided, further that to the extent the proceeds of any such Investment are subsequently dividended, distributed or otherwise paid back to EFIH without having been invested in a good faith, bona fide manner, such proceeds will continue to constitute Net Proceeds from such Asset Sale.

Notwithstanding the preceding paragraph, in the event that regulatory approval is necessary for an Investment in any Oncor Subsidiary, then the Issuer or any Restricted Subsidiary shall have an additional 365 days to apply the Net Proceeds from such Asset Sale in accordance with the preceding paragraph.

Any Net Proceeds from Asset Sales of Collateral or other Oncor-related Assets that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute “Collateral Excess Proceeds.” When the aggregate amount of Collateral Excess Proceeds exceeds $200.0 million, the Issuer and/or any of its Restricted Subsidiaries shall make an offer to all Holders of the Notes and, if required or permitted by the terms of any Parity Lien Debt, to the holders of such Parity Lien Debt (a “Collateral Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Parity Lien Debt that is a minimum of $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Collateral Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer and/or any of its Restricted Subsidiaries will commence a Collateral Asset Sale Offer with respect to Collateral Excess Proceeds within 10 Business Days after the date that Collateral Excess Proceeds exceed $200.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Notes and such Parity Lien Debt tendered pursuant to a Collateral Asset Sale Offer is less than the Collateral Excess Proceeds, the Issuer and/or any of its Restricted Subsidiaries may use any remaining Collateral Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture and the terms of such Parity Lien Debt. If the aggregate principal amount of Notes or the Parity Lien Debt surrendered by such holders thereof exceeds the amount of Collateral Excess Proceeds, the Notes and such Parity Lien Debt will be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Parity Lien Debt tendered. Additionally, the Issuer and/or any of its Restricted Subsidiaries may, at its/their option, make a Collateral Asset Sale Offer using proceeds from any Asset Sale of Collateral or other Oncor-related Assets at any time after consummation of such Asset Sale; provided that such Collateral Asset Sale Offer shall be in an aggregate amount of not less than $25.0 million. Upon consummation of such Collateral Asset Sale Offer, any Net Proceeds not required to be used to purchase Notes shall not be deemed Collateral Excess Proceeds and the Issuer and its Restricted Subsidiaries may use any remaining Net Proceeds for general corporate purposes, subject to the other covenants contained in the Indenture.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture; provided, however, that any

Net Proceeds that represents proceeds of Collateral or other Oncor-related Assets shall be deposited and held in a cash collateral account that is subject to a perfected security interest for the benefit of the Holders of the Notes and the holders of the other Secured Debt Obligations pending final application thereof in accordance with this covenant. For the avoidance of doubt, final application of Net Proceeds that represent proceeds of Collateral or other Oncor-related Assets includes, without limitation, the consummation of a Collateral Asset Sale Offer.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer or a Collateral Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

Selection and Notice

If the Issuer is redeeming less than all of the Notes issued by it at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed, (b) on a pro rata basis to the extent practicable or (c) by lot or such other similar method in accordance with the procedures of DTC. No Notes of $2,000 or less can be redeemed in part.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or Redemption Date to each Holder of Notes at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed. The notice will also state any conditions applicable to a redemption.

The Issuer will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption but such redemption may be subject to one or more conditions precedent. On and after the Redemption Date, interest ceases to accrue on Notes or portions thereof called for redemption.

Certain Covenants

Limitation on Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any payment or distribution on account of the Issuer’s, or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(a) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or

(b) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer, including in connection with any merger or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7) and (8) of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above (other than any exception thereto) being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)(A) with respect to any Restricted Payment by the Issuer or any Restricted Subsidiary of the Issuer (other than TCEH and its Restricted Subsidiaries) immediately after giving effect to such transaction on a pro forma basis, the Restricted Payment Coverage Ratio for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date of such Restricted Payment would have been at least 2.00 to 1.00 or (B) with respect to a Restricted Payment by TCEH or any Restricted Subsidiary of TCEH, immediately after giving effect to such transaction on a pro forma basis, TCEH could incur at least $1.00 of additional Indebtedness under the provisions of clause (ii) of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Closing Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9) and (14) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a)(A) with respect to a Restricted Payment by the Issuer or any Restricted Subsidiary of the Issuer (other than TCEH and its Restricted Subsidiaries) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) beginning October 11, 2007, to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit or (B) with respect to a Restricted Payment by TCEH or any Restricted Subsidiary of TCEH, 50% of the Consolidated Net Income of TCEH for the period (taken as one accounting period) beginning October 11, 2007, to the end of TCEH’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by the Issuer since immediately after the Closing Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i)(A) Equity Interests of the Issuer, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received from the sale of:

(x) Equity Interests to members of management, directors or consultants of the Issuer, any direct or indirect parent company of the Issuer and the Issuer’s Subsidiaries after the

Closing Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y) Designated Preferred Stock; and

(B) to the extent such net cash proceeds are actually contributed to the capital of the Issuer, Equity Interests of the Issuer’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii) debt securities of the Issuer that have been converted into or exchanged for such Equity Interests of the Issuer;

provided, however, that this clause (b) shall not include the proceeds from (V) Refunding Capital Stock (as defined below), (W) Equity Interests or debt securities of the Issuer sold to a Restricted Subsidiary, as the case may be, (X) Disqualified Stock or debt securities that have been converted into or exchanged for Disqualified Stock or (Y) Excluded Contributions; plus

(c) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property contributed to the capital of the Issuer following the Closing Date (other than net cash proceeds to the extent such net cash proceeds (i) have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (ii) are contributed by a Restricted Subsidiary or (iii) constitute Excluded Contributions); plus

(d) 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by means of:

(i) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments (other than Restricted Investments in any Oncor Subsidiary or Successor Oncor Business) made by the Issuer or its Restricted Subsidiaries after the Closing Date and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Issuer or its Restricted Subsidiaries after the Closing Date; or

(ii) the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary (other than (x) to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph, (y) to the extent such Investment constituted a Permitted Investment or (z) an Investment in the Oncor Subsidiaries or any Successor Oncor Business) or a distribution or dividend from an Unrestricted Subsidiary after the Closing Date (other than distributions or dividends from the Oncor Subsidiaries or any Successor Oncor Business, except to the extent such distributions or dividends were received prior to the Issue Date and exceeded the aggregate amount of Investments in the Oncor Subsidiaries then outstanding under clauses (7) and (11) of the next succeeding paragraph and clauses (8) and (13) of the definition of “Permitted Investments”; and to the extent that the amount of such distributions or dividends did not exceed such aggregate amount of Investments then outstanding under such clauses, the amount of such Investments then outstanding under any of such clauses shall be reduced by the amount of such distributions or dividends received); plus

(e) in the case of the redesignation of an Unrestricted Subsidiary (other than the Oncor Subsidiaries or any Successor Oncor Business) as a Restricted Subsidiary after the Closing Date, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Issuer in good faith (or if such fair market value exceeds $200.0 million, in writing by an Independent Financial

Advisor), at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

As of June 30, 2009, the Issuer would have had approximately $1.7 billion available for Restricted Payments under clause (3) above.

The foregoing provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)(a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) or Subordinated Indebtedness of the Issuer or a Guarantor or any Equity Interests of any direct or indirect parent company of the Issuer, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the capital of the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Guarantor made in exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor, as the case may be, which is incurred in compliance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b) such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

(c) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

(d) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, including any Equity

Interests rolled over by management of the Issuer or any of its direct or indirect parent companies in connection with the Transactions; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $25.0 million (which shall increase to $50.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent entity of the Issuer) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $75.0 million in any calendar year (which shall increase to $150.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent entity of the Issuer)); provided, further that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of the Issuer’s direct or indirect parent companies, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Closing Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Closing Date; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided, further that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from members of management of the Issuer, any of the Issuer’s direct or indirect parent companies or any of the Issuer’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6)(a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer after the Closing Date;

(b) the declaration and payment of dividends to a direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after the Closing Date; provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Restricted Payment Coverage Ratio for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date of such Restricted Payment would have been at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries having an aggregate fair market value (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed (A) 1.5% of Total Assets at the time of such Investment and (B) to the extent invested in any of the Oncor Subsidiaries or any Successor Oncor Business, $500.0 million;

(8) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9) the declaration and payment of dividends on the Issuer’s common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following consummation of the first public offering of the Issuer’s common stock or membership interests or the common stock of any of its direct or indirect parent companies after the Closing Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer’s common stock registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments in an aggregate amount equal to the amount of Excluded Contributions;

(11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed 2.0% of Total Assets at the time made;

(12) distributions or payments of Receivables Fees;

(13) any Restricted Payment made as part of or in connection with the Transactions (including payments made after the Closing Date in respect of the Issuer’s and its Subsidiaries’ long-term incentive plan or in respect of tax gross-ups or other deferred compensation) and the fees and expenses related thereto or used to fund amounts owed to Affiliates (including dividends to any direct or indirect parent of the Issuer to permit payment by such parent of such amount), in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under “—Repurchase at the Option of Holders—Change of Control” and “—Repurchase at the Option of Holders—Asset Sales”; provided that all Notes tendered by Holders in connection with a Change of Control Offer, Asset Sale Offer or Collateral Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(15) the declaration and payment of dividends by the Issuer to, or the making of loans to, any direct or indirect parent company in amounts required for any direct or indirect parent companies to pay, in each case without duplication,

(a) franchise and excise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b) foreign, federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer and its Subsidiaries would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

(c) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(d) general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries; and

(e) fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of such parent entity; or

(16) the spin-off by the Issuer of the Equity Interests of EFIH in a Permitted Asset Transfer made in accordance with the covenant described under “—Restrictions on Permitted Asset Transfers”;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (7) and (11), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, all of the Issuer’s Subsidiaries (other than the Oncor Subsidiaries, Comanche Peak Nuclear Power Company, Nuclear Energy Future Holdings LLC and Nuclear Energy Future Holdings II LLC) will be Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the penultimate paragraph of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Notwithstanding the foregoing provisions of this covenant, the Issuer will not, and will not permit any of its Restricted Subsidiaries to, pay any cash dividend or make any cash distribution on, or in respect of, the Issuer’s Capital Stock or purchase for cash or otherwise acquire for cash any Capital Stock of the Issuer or any direct or indirect parent of the Issuer for the purpose of paying any cash dividend or making any cash distribution to, or acquiring Capital Stock of any direct or indirect parent of the Issuer for cash from, the Investors, or guarantee any Indebtedness of any Affiliate of the Issuer for the purpose of paying such dividend, making such distribution or so acquiring such Capital Stock to or from the Investors, in each case by means of utilization of the cumulative Restricted Payment credit provided by the first paragraph of this covenant, or the exceptions provided by clauses (1), (7) or (11) of the second paragraph of this covenant or clauses (8), (10) or (13) of the definition of “Permitted Investments,” unless (x) at the time and after giving effect to such payment, the Consolidated Leverage Ratio of the Issuer would be equal to or less than 7.00 to 1.00 and (y) such payment is otherwise in compliance with this covenant.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness), and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that (i) the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries (other than TCEH and its Restricted Subsidiaries) may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 and (ii) TCEH or any of its Restricted Subsidiaries may incur Indebtedness (including

Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for TCEH and its Restricted Subsidiaries most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(1) the incurrence of Indebtedness under (x) Credit Facilities by the Issuer or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $26,500.0 million outstanding at any one time and (y) any Collateral Posting Facility;

(2) the incurrence (w) by the Issuer or any Guarantor of Indebtedness represented by the Notes to be issued on the Issue Date (including any Guarantees thereof), (x) by EFIH of Indebtedness represented by the EFIH Notes to be issued on the Issue Date, (y) by the Issuer or EFIH of any Additional Notes or additional EFIH Notes, as applicable, to be issued after the Issue Date (including any guarantees thereof) and (z) by the Issuer or any Guarantor of any other Indebtedness; provided that the aggregate principal amount of Indebtedness incurred under this clause (2), together with refinancings thereof, shall not exceed $4.0 billion; and provided, further that the aggregate amount of Indebtedness that may be incurred under this clause (2) shall be reduced by an amount equal to the amount of Parity Lien Debt repaid using the Net Proceeds from Asset Sales of Collateral or other Oncor-related Assets in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales”;

(3) Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2)), including the Existing Notes (including any PIK interest which may be paid with respect thereto and guarantees thereof);

(4) Indebtedness consisting of Capitalized Lease Obligations and Purchase Money Obligations, so long as such Indebtedness (except Environmental CapEx Debt) exists at the date of such purchase, lease or improvement, or is created within 270 days thereafter;

(5) Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation or employee health claims, or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation or employee health claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that such Indebtedness is not reflected on the balance sheet of the Issuer, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6));

(7) Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness (other than intercompany loans from TCEH and its Subsidiaries required to be unsubordinated by the terms of any

Indebtedness of TCEH or such Subsidiaries) owing to a Restricted Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Notes; provided, further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (7);

(8) Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor (other than intercompany loans from TCEH and its Subsidiaries required to be unsubordinated by the terms of any Indebtedness of TCEH or such Subsidiaries), such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Guarantor; provided, further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (8);

(9) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of its Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause (9);

(10) Hedging Obligations; provided that (i) other than in the case of commodity Hedging Obligations, such Hedging Obligations are not entered into for speculative purposes (as determined by the Issuer in its reasonable discretion acting in good faith) and (ii) in the case of speculative commodity Hedging Obligations, such Hedging Obligations are entered into in the ordinary course of business and are consistent with past practice;

(11) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(12)(a) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary equal to 100.0% of the net cash proceeds received by the Issuer since immediately after the Closing Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than Excluded Contributions or proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $1,750.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13) the incurrence or issuance by the Issuer or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary incurred as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary issued to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(a) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

(b) to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c) shall not include Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Guarantor;

and, provided, further that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Obligations under Credit Facilities secured by Permitted Liens; and, provided, further that with respect to any pollution control revenue bonds or similar instruments, the maturity of any series thereof shall be deemed to be the date set forth in any instrument governing such Indebtedness for the remarketing of such Indebtedness;

(14) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition or merger, either

(a) in the case of an acquisition by or merger with the Issuer or any of its Restricted Subsidiaries other than TCEH and its Restricted Subsidiaries, either (A) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to clause (i) of the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant, or (B) such Fixed Charge Coverage Ratio of the Issuer and its Restricted Subsidiaries is greater than immediately prior to such acquisition or merger; or

(b) in the case of an acquisition by or merger with TCEH or any of its Restricted Subsidiaries, either (A) TCEH would be permitted to incur at least $1.00 of additional Indebtedness pursuant to clause (ii) of the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant, or (B) such Fixed Charge Coverage Ratio of TCEH and its Restricted Subsidiaries is greater than immediately prior to such acquisition or merger;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within two Business Days of its incurrence;

(16) Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to any Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17)(a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary, so long as the incurrence of such Indebtedness incurred by such Restricted

Subsidiary is permitted under the terms of the Indenture, or (b) any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer; provided that such guarantee is incurred in accordance with the covenant described under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, incurred in the ordinary course of business; and

(19) Indebtedness consisting of Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph under “—Limitation on Restricted Payments.”

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (19) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; and

(2) at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above;

provided that all Indebtedness outstanding under the TCEH Senior Secured Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the preceding paragraph.

Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture will provide that the Issuer will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Guarantor, as the case may be.

The Indenture will not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

The Issuer will not, and will not permit any Guarantor that is a Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related guarantee, on any asset or property of the Issuer or any Guarantor that is a Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Notes and any related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Notes or any Guarantees are equally and ratably secured or are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens;

except that the foregoing shall not apply to (a) Liens securing Indebtedness permitted to be incurred pursuant to clause (2) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that the Notes or any related Guarantee are secured on at least an equal and ratable basis as such Indebtedness, (b) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (c) Liens incurred to secure Obligations in respect of any Indebtedness permitted to be incurred pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, with respect to Liens securing Obligations permitted under this subclause (c), at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur would be no greater than 5.0 to 1.0. Any Lien which is granted to secure the Notes under this covenant shall be discharged at the same time as the discharge of the Lien (other than through the exercise of remedies with respect thereto) that gave rise to the obligation to so secure the Notes.

Notwithstanding the foregoing, the Issuer will not, and will not permit EFIH to, directly or indirectly, create, incur, assume or suffer to exist any Lien on the Collateral (other than a Permitted Lien described under clause (3) of the definition of “Permitted Liens”), or any income or profits therefrom, or assign or convey any right to receive income therefrom except:

(1) Liens on the Collateral securing up to $4.0 billion in aggregate principal amount of Parity Lien Debt (including the Notes, Additional Notes and any EFIH Notes and additional EFIH Notes and any guarantees of any of the foregoing and/or other Indebtedness incurred pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); provided that such amount shall be reduced by an amount equal to the amount of Parity Lien Debt repaid using the Net Proceeds from Asset Sales of Collateral or other Oncor-related Assets in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales”; and

(2) Junior Liens on the Collateral securing Junior Lien Debt permitted to be incurred pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Merger, Consolidation or Sale of All or Substantially All Assets

The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation, wind-up or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the jurisdiction of organization of the Issuer or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Notes, the Indenture and the Security Documents, to the extent the Issuer is a party thereto, pursuant to a supplemental indenture or other document or instrument in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions (including, without limitation, any transaction the proceeds of which are applied to reduce the Indebtedness of the Successor Company or the Issuer, as the case may be), as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to clause (i) of the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or

(b) such Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (1)(b) of the second succeeding paragraph shall apply, shall have by a supplemental indenture confirmed that its Guarantee and any Security Documents to which it is a party shall apply to such Person’s obligations under the Indenture and the Notes; and

(6) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, wind-up, merger or transfer and such supplemental indenture, if any, comply with the Indenture and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture shall comply with the applicable provisions of the Indenture;

provided, that for the purposes of this covenant only, neither (A) the first to occur of a Permitted Asset Transfer or a TCEH Transfer (excluding a Permitted Asset Transfer consisting of a merger of EFIH with and into the Issuer for the purpose of determining the first to occur of a Permitted Asset Transfer or a TCEH Transfer) nor (B) a transaction meeting the requirements of the proviso to clause (3) under the definition of “Change of Control” will be deemed to be a sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of the Issuer and its Subsidiaries under the Indenture. For the avoidance of doubt, (1) the Issuer may therefore consummate the first to occur of a Permitted Asset Transfer made in accordance with the covenant described under “—Certain Covenants—Restrictions on Permitted Asset Transfers” and a TCEH Transfer made in accordance with the covenant described under “—Restrictions on TCEH Transfer,” in either case, without complying with this “Merger, Consolidation or Sale of All or Substantially All Assets” covenant (excluding a Permitted Asset Transfer consisting of a merger of EFIH with and into the Issuer for the purpose of determining the first to occur of a Permitted Asset Transfer or a TCEH Transfer), (2) the Issuer or any of its Restricted Subsidiaries may consummate a transaction meeting the requirements of the proviso to clause (3) under the definition of

“Change of Control” without complying with this “Merger, Consolidation or Sale of All or Substantially All Assets” covenant and (3) the determination in the preceding proviso shall not affect the determination of what constitutes all or substantially all the assets of the Issuer and its Subsidiaries under any other agreement to which the Issuer is a party.

The Successor Company will succeed to, and be substituted for, the Issuer under the Indenture and the Notes. Notwithstanding clauses (3) and (4) of the first paragraph of this “Merger, Consolidation or Sale of All or Substantially All Assets” covenant,

(1) any Restricted Subsidiary (other than EFIH) may consolidate with or merge into or transfer all or part of its properties and assets to the Issuer, and

(2) the Issuer may merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Issuer in a State of the United States, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

Notwithstanding the foregoing, EFIH may merge with and into the Issuer in a Permitted Asset Transfer in accordance with the covenant described under “—Restrictions on Permitted Asset Transfers.”

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, and except in the case of a Permitted Asset Transfer made in accordance with “—Restrictions on Permitted Asset Transfers,” no Guarantor will, and the Issuer will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Issuer or Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1)(a) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation, wind-up or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee and any Security Documents to which such Guarantor is a party pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(c) immediately after such transaction, no Default exists; and

(d) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, wind-up, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(2) the transaction is made in compliance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, (i) any Guarantor may convert into a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor, and any Guarantor (other than EFIH) may (A) merge into or transfer all or part of its properties and assets to another Guarantor or the Issuer or (B) merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof and (ii) EFIH may merge with and into the Issuer in a Permitted Asset Transfer in accordance with the covenant described under “—Restrictions on Permitted Asset Transfers.”

Restrictions on Permitted Asset Transfers

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate a Permitted Asset Transfer unless:

(1) in the case of a Permitted Asset Transfer described in clause (2) of the definition of “Permitted Asset Transfer” or a Permitted Asset Transfer described in clause (1) of the definition of “Permitted Asset Transfer” by way of merger, wind-up or consolidation, the Person to which such sale, assignment, transfer, conveyance or other disposition of all of the Equity Interests of, and other Investments in, any Oncor Subsidiary and all other Collateral held by EFIH has been made is a corporation organized or existing under the laws of the United States, any state of the United States, the District of Columbia or any territory thereof (such Person being herein called the “Successor EFIH Company”); provided that the Successor EFIH Company may not be an Oncor Subsidiary;

(2) the Successor EFIH Company or, in the case of a Permitted Asset Transfer described in clause (1) of the definition of “Permitted Asset Transfer,” EFIH and, to the extent the Successor EFIH Company is not a corporation, a Subsidiary of EFIH or the Successor EFIH Company, as the case may be, that is a co-obligor and a corporation organized or existing under the laws of the United States, any state of the United States, the District of Columbia or any territory thereof, has assumed all the obligations of the Issuer and EFIH under the Notes and the Indenture (except in the case of a Permitted Asset Transfer consisting of a merger of EFIH with and into the Issuer, pursuant to a supplemental indenture, a form of which will be contained in an annex to the Indenture (the “Permitted Transfer Supplemental Indenture”)), the Security Documents to which the Issuer or EFIH is a party pursuant to agreements, in each case, reasonably satisfactory to the Trustee and the Collateral Trustee;

(3) immediately after such transaction no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions (including, without limitation, any transaction the proceeds of which are applied to reduce the Indebtedness of the Successor EFIH Company or EFIH, as the case may be) as if the same had occurred at the beginning of the applicable four-quarter period, either:

(a) the Successor EFIH Company, or EFIH, as the case may be, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the fixed charge coverage ratio test set forth in the Permitted Transfer Supplemental Indenture; or

(b) the fixed charge coverage ratio (as defined in the Permitted Transfer Supplemental Indenture) for the Successor EFIH Company and its Restricted Subsidiaries or EFIH and its Restricted Subsidiaries, as the case may be, would be greater than such fixed charge coverage ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

(5) except in the case of a Permitted Asset Transfer consisting of a merger of EFIH with and into the Issuer, the rating on the Notes shall not have been downgraded by two or more of the Rating Agencies (or, if the Notes are rated by only one Rating Agency at the time of the first notice of such Permitted Asset Transfer, such Rating Agency) during the period commencing 30 days prior to the first public notice of the occurrence of a Permitted Asset Transfer or the intention of the Issuer or any Subsidiary thereof to effect a Permitted Asset Transfer and ending on the date 60 days after such public notice relative to the rating at the start of such period; and

(6) the Issuer shall have delivered to the Trustee an Opinion of Counsel confirming that, subject to customary assumptions, exclusions and qualifications, the existing Security Documents, or to the extent that a Permitted Asset Transfer pursuant to clause (1) of the definition of “Permitted Asset Transfer” by way of merger, wind-up or consolidation or pursuant to clause (2) of the definition of “Permitted Asset Transfer” is being consummated, any new or amended Security Documents to be entered into by the Successor EFIH Company, are enforceable obligations of EFIH or the Successor EFIH Company, as the case may be, create a legally valid and enforceable security interest in the Collateral in favor of the Collateral Trustee for the benefit of the Holders of the Notes and the other Secured Debt Obligations, and that the security interests in the Collateral created by the Security Documents have been perfected.

The Permitted Transfer Supplemental Indenture will amend the definitions, covenants, events of default and other terms of the Indenture. The amended terms will be substantially similar to the terms of the EFIH Notes as described under “Description of the EFIH Notes” elsewhere in this Prospectus. For the avoidance of doubt, calculations under the Permitted Transfer Supplemental Indenture from and after the Permitted Asset Transfer will be made in accordance with the calculations relating to the EFIH Notes as described under “Description of the EFIH Notes” but, in respect of actions taken from and after the Permitted Asset Transfer, treating the Notes as if they had been issued by EFIH on the Issue Date.

In the case of a Permitted Asset Transfer described in clause (2) of the definition of “Permitted Asset Transfer” or a Permitted Asset Transfer described in clause (1) of the definition of “Permitted Asset Transfer” by way of merger, wind-up or consolidation, the Guarantee by EFIH will be released upon the consummation of such Permitted Asset Transfer in accordance with this “Restrictions on Permitted Asset Transfers” covenant. The successor entity formed by any merger of EFIH with and into the Issuer that is permitted by the Indenture shall not be permitted to effect a Permitted Asset Transfer described in clause (1) of the definition of Permitted Asset Transfer.

The provisions of this “Restrictions on Permitted Asset Transfers” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Oncor Subsidiaries.

Restrictions on TCEH Transfers

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate a TCEH Transfer unless:

(1) the Issuer and the Trustee enter into a supplemental indenture, a form of which will be contained in an annex to the Indenture (the “TCEH Transfer Supplemental Indenture”), that will become operative at the time of consummation of such TCEH Transfer;

(2) immediately after such transaction no Default exists;

(3) immediately after giving pro forma effect to such transaction and any related financing transactions (including, without limitation, any transaction the proceeds of which are applied to reduce the Indebtedness of the Issuer) as if the same had occurred at the beginning of the applicable four-quarter period, either:

(a) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the fixed charge coverage ratio test set forth in the TCEH Transfer Supplemental Indenture; or

(b) the fixed charge coverage ratio (as defined in the TCEH Transfer Supplemental Indenture) for the Issuer and its Restricted Subsidiaries would be greater than such fixed charge coverage ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction; and

(4) the rating on the Notes shall not have been downgraded by two or more of the Rating Agencies (or, if the Notes are rated by only one Rating Agencies at the time of the first notice of such TCEH Transfer, such Rating Agency) during the period commencing 30 days prior to the first public notice of the occurrence of a TCEH Transfer or the intention of the Issuer or any Subsidiary thereof to effect a TCEH Transfer and ending on the date 60 days after such public notice relative to the rating at the start of such period.

The TCEH Transfer Supplemental Indenture will amend the definitions, covenants, events of default and other terms of the Indenture. The amended terms will be substantially similar to the terms of the proposed new EFIH Notes as described under “Description of the EFIH Notes” elsewhere in this Prospectus, although Energy Future Holdings Corp. will continue to be the Issuer under the TCEH Transfer Supplemental Indenture.

Restrictions on Certain Investments in Oncor Subsidiaries and the Collateral

The Issuer will not, and will not permit any Restricted Subsidiary (other than EFIH) to, hold any Equity Interests in, or Indebtedness of, or other Investments in, any of the Oncor Subsidiaries or any Successor Oncor Business or any other Collateral, except the Issuer may hold such Equity Interests, Indebtedness and other Investments following a merger of EFIH with and into the Issuer which is a Permitted Asset Transfer made in accordance with the provisions described under “—Restrictions on Permitted Asset Transfers.”

The Issuer will not permit any Unrestricted Subsidiary to hold any Equity Interests in, or Indebtedness of, or other Investments in, EFIH, and will not permit any Unrestricted Subsidiary to hold any Equity Interests in, or Indebtedness of, or other Investments in, any of the Oncor Subsidiaries or any Successor Oncor Business; provided that an Oncor Subsidiary may hold Equity Interests in, or Indebtedness of, or other Investments in, another Oncor Subsidiary and a Successor Oncor Business may hold Equity Interests in, Indebtedness of, or other Investments in, another Successor Oncor Business.

The Issuer will not permit any of its Unrestricted Subsidiaries to accept any Investment from any Oncor Subsidiary or any Successor Oncor Business; provided that an Oncor Subsidiary may accept an Investment from another Oncor Subsidiary and a Successor Oncor Business may accept an Investment from another Successor Oncor Business.

EFIH will not sell, assign, transfer, convey or otherwise dispose of any Collateral, including any consideration (other than cash and Cash Equivalents) received by EFIH in an Asset Sale, including in respect of a Permitted Asset Swap of Collateral, except in connection with a Permitted Asset Transfer that satisfies the requirements of the covenant described under “—Restrictions on Permitted Asset Transfers” or pursuant to an Asset Sale that complies with the provisions of the covenant described under “—Repurchase at the Option of Holders—Asset Sales” pertaining to an Asset Sale of Collateral.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $25.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $50.0 million, a resolution adopted by the majority of the board of directors of the Issuer approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Issuer or any of its Restricted Subsidiaries or between or among the Issuer, any of its Restricted Subsidiaries and the Oncor Subsidiaries in the ordinary course of business;

(2) Restricted Payments permitted by the provisions of the Indenture described under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments” or to any Permitted Asset Transfer made in accordance with the covenant described under “—Restrictions on Permitted Asset

Transfers” to the extent agreements with respect to which contain reasonable and customary provisions (as determined by the Issuer in good faith);

(3) the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors pursuant to the Sponsor Management Agreement (plus any unpaid management, consulting, monitoring and advisory fees and related expenses accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement, in each case as in effect on the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole as compared to the Sponsor Management Agreement in effect on the Issue Date);

(4) the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, officers, directors, employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(7) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

(8) the Transactions (including payments made after the Closing Date in respect of the Issuer’s and its Subsidiaries’ long-term incentive plan or in respect of tax gross-ups and other deferred compensation) and the payment of all fees and expenses related to the Transactions;

(9) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Permitted Holder or to any director, officer, employee or consultant;

(11) sales of accounts receivable, or participations therein, in connection with any Receivables Facility for the benefit of the Issuer or any of its Restricted Subsidiaries;

(12) payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the board of directors of the Issuer in good faith;

(13) payments or loans (or cancellation of loans) to employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Issuer in good faith;

(14) investments by the Investors in securities of the Issuer or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities; and

(15) payments by the Issuer (and any direct or indirect parent thereof) and its Subsidiaries pursuant to tax sharing agreements among the Issuer (and any such parent) and its Subsidiaries on customary terms to the extent attributable to the ownership or operation of the Issuer and its Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent of amounts received from Unrestricted Subsidiaries) would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer and its Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1)(a) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(2) make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the TCEH Senior Secured Facilities and the related documentation and the Existing Notes Indentures and the related documentation;

(b)(i) the Indenture, the Notes and the Security Documents and (ii) the EFIH Notes and related documentation (including the related security documents) in effect on the Issue Date;

(c) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d) applicable law or any applicable rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness that limits the right of the debtor to dispose of the assets securing such Indebtedness that is otherwise permitted to be incurred pursuant to the covenants described under

“—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens”;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i)(A) other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (B) other Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and either (i) the provisions relating to such encumbrance or restriction contained such Indebtedness are no less favorable to the Issuer, taken as a whole, as determined by the Issuer in good faith, than the provisions contained in the TCEH Indenture (in the case of Indebtedness of TCEH and its restricted Subsidiaries) or the EFIH Indenture or the provisions described under “Description of the EFIH Notes” (in the case of Indebtedness of EFIH and its restricted Subsidiaries), in the case of either of such Indentures only, as in effect on the Issue Date or (ii) any such encumbrance or restriction does not prohibit (except upon a default thereunder) the payment of dividends or loans in an amount sufficient, as determined by the Issuer in good faith, to make scheduled payments of cash interest of the Notes when due;

(j) customary provisions in joint venture agreements and other agreements or arrangements relating solely to such joint venture;

(k) customary provisions contained in leases or licenses of intellectual property and other agreements, in each case entered into in the ordinary course of business;

(l) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancing of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing;

(m) restrictions created in connection with any Receivables Facility for the benefit of the Issuer or any of its Restricted Subsidiaries that, in the good faith determination of the Issuer, are necessary or advisable to effect the transactions contemplated under such Receivables Facility; and

(n) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale, hedging or similar agreement to which the Issuer or any Restricted Subsidiary is a party entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance solely to the property or assets of the Issuer or such Restricted Subsidiary that are the subject of such agreement, the payment rights arising thereunder and/or the proceeds thereof and does not extend to any other asset or property of the Issuer or such Restricted Subsidiary or the assets or property of any other Restricted Subsidiary.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Issuer will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of the Issuer or any Guarantor), other than a Guarantor, a Foreign Subsidiary or a Receivables Subsidiary, to guarantee the payment of any Indebtedness of the Issuer unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer:

(a) if the Notes or such Guarantor’s Guarantee is subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary’s guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness; and

(b) if such Indebtedness is by its express terms subordinated in right of payment to the Notes, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes; and

(2) such Restricted Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Reports and Other Information

Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture will require the Issuer to file with the SEC (and make available to the Trustee and Holders of the Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the Issue Date,

(1) within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(4) any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case in a manner that complies in all material respects with the requirements specified in such form; provided that the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders of the Notes, in each case within 15 days after the time the Issuer would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

In the event that any direct or indirect parent company of the Issuer becomes a Guarantor of the Notes, the Indenture will permit the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Issuer and its Restricted Subsidiaries on a standalone basis, on the other hand.

Notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (3) under “Events of Default and Remedies” until 60 days after the date any report hereunder is due.

Events of Default and Remedies

The Indenture will provide that each of the following is an “Event of Default”:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2) default for 30 days or more in the payment when due of interest on or with respect to the Notes;

(3) failure by the Issuer or any Restricted Subsidiary for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 30% in principal amount of the outstanding Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture, the Notes or the Security Documents relating to the Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $250.0 million or more at any one time outstanding;

(5) failure by the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $250.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary);

(7) the Guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary), as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture; or

(8) with respect to Collateral having a fair market value in excess of $250.0 million in the aggregate, any security interest and Lien purported to be created by any Security Document with respect to the Collateral (a) ceases to be in full force and effect, (b) ceases to give the Collateral Trustee, for the benefit of the holders of the Notes, the Liens, rights, powers and privileges purported to be created and granted thereby (including a perfected first-priority security interest in and Lien on, all of the Collateral thereunder) in favor of the Collateral Trustee, or (c) is asserted by EFIH not to be, a valid, perfected, first priority (except as otherwise expressly provided in the Indenture or the Collateral Trust Agreement) security interest in or Lien on the Collateral covered thereby.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture will provide that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Notes.

Holders of the Notes may not enforce the Indenture, the Notes, the Security Documents or the Collateral Trust Agreement except as provided in such documents. The Indenture provides that the Holders of a majority in aggregate principal amount of the outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:.

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 30% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) Holders of the Notes have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

The Indenture will provide that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor or any of their parent companies (other than the Issuer and the Guarantors) shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Guarantees, the Indenture or any Security Document or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting the Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes and have the Issuer’s and each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuer’s obligations with respect to Notes concerning issuing temporary notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes, and the Issuer must specify whether such Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(6) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of the Bankruptcy Code;

(7) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(8) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

The Collateral will be released from the Lien securing the Notes, as provided under “—Security for the Notes—Release of Security Interests,” upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described in this “Legal Defeasance and Covenant Defeasance” section.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes, when either:

(1) all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)(a) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit, and such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(c) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Collateral will be released from the Lien securing the Notes, as provided under “—Security for the Notes—Release of Security Interests,” upon a discharge of the Indenture in accordance with the provisions described in this “Satisfaction and Discharge” section.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, the Guarantees, the Notes and the Security Documents relating to the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the outstanding Notes, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the outstanding Notes, and any existing Default or compliance with any provision of the Indenture, the Notes issued thereunder or any Guarantee or the Security Documents relating to the Notes may be waived with the consent of the Holders of a majority in principal amount of the outstanding Notes, other than Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes).

The Indenture will provide that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (for the avoidance of doubt, the provisions described under “—Repurchase at the Option of Holders” are not redemptions of Notes);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5) make any Note payable in money other than that stated therein;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(9) make any change to or modify the ranking provisions of the Indenture or the Notes that would adversely affect the Holders; or

(10) except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders of the Notes.

In addition, without the consent of at least a majority in aggregate principal amount of the Notes then outstanding, an amendment, supplement or waiver may not modify any Security Document relating to the Notes or the provisions of the Indenture dealing with the Security Documents or application of trust moneys in any manner materially adverse to the Holders other than in accordance with the Indenture and the Security Documents. Without the consent of at least 66 2/3% in aggregate principal amount of the Notes then outstanding, no amendment, supplement or waiver may modify the Security Documents to release all or substantially all of the Collateral. Without the consent of at least a majority in aggregate principal amount of the Notes then outstanding, no amendment, supplement or waiver may modify the Security Documents to release less than all or substantially all of the Collateral.

Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture, any Guarantee, the Notes or any Security Document without the consent of any Holder to;

(1) cure any ambiguity, omission, mistake, defect or inconsistency;

(2) provide for uncertificated Notes of such series in addition to or in place of certificated Notes;

(3) comply with the covenant relating to mergers, consolidations and sales of assets;

(4) provide for the assumption of the Issuer’s or any Guarantor’s obligations to the Holders;

(5) make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6) add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(7) comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9) provide for the issuance of Additional Notes;

(10) add a Guarantor under the Indenture;

(11) conform the text of the Indenture, the Guarantees, the Notes or any Security Document to any provision of this “Description of the EFH Corp. Notes” to the extent that such provision in this “Description of the EFH Corp. Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Guarantees, the Notes or any Security Document;

(12) make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation, to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(13) mortgage, pledge, hypothecate or grant any other Lien in favor of the Trustee for the benefit of the Holders of the Notes, as security for the payment and performance of all or any portion of the Obligations, in any property or assets;

(14) amend the Indenture in the manner set forth in the Permitted Transfer Supplemental Indenture to be entered into in connection with the consummation of a Permitted Asset Transfer in the manner set forth under “—Certain Covenants—Restrictions on Permitted Asset Transfers” or in the TCEH Transfer Supplemental Indenture to be entered into in connection with the consummation of a TCEH Transfer in the manner set forth under “—Certain Covenants—Restrictions on TCEH Transfers”; or

(15) provide for the accession or succession of any parties to the Security Documents (and other amendments that are administrative or ministerial in nature) in connection with an amendment, renewal, extension, substitution, refinancing, restructuring, replacement, supplementing or other modification from time to time of any agreement or action that is not prohibited by the Indenture, including to add any additional secured parties to the extent not prohibited by the Indenture.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture will contain certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture will provide that the Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture will provide that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Notes and the Guarantees will be governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person on a consolidated basis in accordance with GAAP, but excluding from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Act of Required Debtholders” means, as to any matter at any time:

(1) prior to the Discharge of Parity Lien Obligations, a direction in writing delivered to the Collateral Trustee by or with the written consent of the holders of a majority of the sum of:

(a) the aggregate outstanding principal amount of Parity Lien Debt (including outstanding letters of credit whether or not then available or drawn); and

(b) the aggregate unfunded commitments to extend credit which, when funded, would constitute Parity Lien Debt; and

(2) at any time after the Discharge of Parity Lien Obligations, a direction in writing delivered to the Collateral Trustee by or with the written consent of the holders of Junior Lien Debt representing the Required Junior Lien Debtholders.

For purposes of this definition, (a) Secured Lien Debt registered in the name of, or beneficially owned by, the Issuer or any Affiliate of the Issuer will be deemed not to be outstanding, and (b) votes will be determined in accordance with the provisions described under “—Security for the Notes—Voting.”

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Note; and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at October 15, 2014 (such redemption price being set forth in the table appearing under

“—Optional Redemption”), plus (ii) all required interest payments due on such Note through October 15, 2014 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (each referred to in this definition as a “disposition”), whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Issuer or any of its Restricted Subsidiaries (including the disposition of outstanding Equity Interests of an Unrestricted Subsidiary owned directly by the Issuer or any of its Restricted Subsidiaries) and, solely to the extent cash or Cash Equivalents are received therefrom by any Oncor Subsidiary or any Successor Oncor Business and are thereafter dividended, distributed or otherwise paid to the Issuer or any of its Restricted Subsidiaries: (i) the primary issuance of new Equity Interests by any Oncor Subsidiary or any Successor Oncor Business, (ii) the disposition of outstanding Equity Interests of an Oncor Subsidiary or a Successor Oncor Business owned directly by another Oncor Subsidiary or by another Successor Oncor Business and (iii) the disposition of assets owned directly or indirectly by any Oncor Subsidiary or any Successor Oncor Business. For the avoidance of doubt, with respect to Unrestricted Subsidiaries other than Oncor Subsidiaries or Successor Oncor Businesses, the following shall not be deemed to be “Asset Sales”: (i) the primary issuance of new Equity Interests by an Unrestricted Subsidiary and (ii) sales or transfers of assets owned directly by Unrestricted Subsidiaries; or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “—Certain Covenants Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”);

in each case, other than:

(a) any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment (including any such equipment that has been refurbished in contemplation of such disposition) in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

(b)(1) the disposition of all or substantially all of the assets of the Issuer in a manner permitted by the covenant described under “—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” (other than a disposition excluded from such covenant by the proviso at the end of the first paragraph of such covenant) or any disposition that constitutes a Change of Control pursuant to the Indenture or (2) any Permitted Asset Transfer made in accordance with the covenant described under “—Restrictions on Permitted Asset Transfers”;

(c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $75.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to another Restricted Subsidiary; provided however to the extent such transfer involves Collateral or any part thereof, the transferee shall execute a joinder agreement to the Security Documents and the Collateral Trust Agreement or enter into a substantially similar collateral trust or intercreditor agreement immediately upon consummation of such transaction in accordance with the requirements of the Security Documents to pledge such transferred Collateral for the benefit of the Holders of the Notes;

(f) except in the case of a disposition of Collateral, to the extent allowable under Section 1031 of the Code or any comparable or successor provision, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(h)(i) any disposition of Equity Interests in an Unrestricted Subsidiary (other than an Oncor Subsidiary or a Successor Oncor Business) and (ii) any sale, conveyance, transfer or other disposition of Equity Interests in, or assets of, any of the Oncor Subsidiaries or a Successor Oncor Business (other than the Collateral) to the extent no cash or Cash Equivalents are received in connection with such sale, conveyance, transfer or other disposition or to the extent any cash or Cash Equivalents received in connection with such sale, conveyance, transfer or other disposition are not dividended, distributed or otherwise paid to the Issuer or any of its Restricted Subsidiaries;

(i) foreclosures on assets not constituting Collateral;

(j) sales of accounts receivable, or participations therein, in connection with any Receivables Facility for the benefit of the Issuer or any of its Restricted Subsidiaries;

(k) any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture;

(l) [Intentionally omitted];

(m) except in the case of a disposition of Collateral, sales, transfers and other dispositions (i) of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell or put/call arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements or (ii) to joint ventures in connection with the dissolution or termination of a joint venture to the extent required pursuant to joint venture and similar arrangements;

(n) [Intentionally omitted];

(o) [Intentionally omitted];

(p) [Intentionally omitted];

(q) any Casualty Event; provided the net proceeds therefrom are deemed to be Net Proceeds and are applied in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales” or the Issuer or such Restricted Subsidiary delivers to the Trustee a Restoration Certificate with respect to plans to invest (and reinvests within 450 days from the date of receipt of the Net Proceeds);

(r) the execution of (or amendment to), settlement of or unwinding of any Hedging Obligation in the ordinary course of business;

(s) any disposition of mineral rights (other than coal and lignite mineral rights); provided the net proceeds therefrom are deemed to be Net Proceeds and are applied in accordance with the covenant described under “Repurchase at the Option of Holders—Asset Sales”;

(t) any sale, transfer or other disposal of any real property that is (i) primarily used or intended to be used for mining which has either been reclaimed, or has not been used for mining in a manner which requires reclamation, and in either case has been determined by the Issuer not to be necessary for use for mining, (ii) used as buffer land, but no longer serves such purpose or its use is restricted such that it will continue to be buffer land, or (iii) was acquired in connection with power generation facilities, but has been determined by the Issuer to no longer be commercially suitable for such purpose;

(u) [Intentionally omitted];

(v) dispositions of power, capacity, heat rate, renewable energy credits, waste by-products, energy, electricity, coal and lignite, oil and other petroleum based liquids, emissions and other environmental credits, ancillary services, fuel (including all forms of nuclear fuel and natural gas) and other related assets or products of services, including assets related to trading activities or the sale of inventory or contracts related to any of the foregoing, in each case in the ordinary course of business;

(w) [Intentionally omitted];

(x) any disposition of assets in connection with salvage activities; provided the net proceeds therefrom are deemed to be Net Proceeds and are applied in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales”; and

(y) any sale, transfer or other disposition of any assets required by any Government Authority; provided the net proceeds therefrom are deemed to be Net Proceeds and are applied in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”

“Asset Sale Offer” has the meaning set forth in the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

“Bankruptcy Code” means Title 11 of the United States Code, as amended.

“Bankruptcy Law” means the Bankruptcy Code and any similar federal, state or foreign law for the relief of debtors.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP; provided that any obligations existing on the Issue Date (i) that were not included on the balance sheet of the Issuer as capital lease obligations and (ii) that are subsequently recharacterized as capital lease obligations due to a change in accounting treatment shall for all purposes not be treated as Capitalized Lease Obligations.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1) United States dollars;

(2) euros or any national currency of any participating member state of the EMU or such local currencies held by the Issuer and its Restricted Subsidiaries from time to time in the ordinary course of business;

(3) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government (or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of the U.S. government) with maturities, unless such securities are deposited to defease Indebtedness, of 24 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital. and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5) repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

(7) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(8) investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

(9) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(10) Indebtedness or Preferred Stock issued by Persons with a rating of A or higher from S&P or A2 or higher from Moody’s with maturities of 24 months or less from the date of acquisition; and

(11) Investments with average maturities of 24 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above; provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Casualty Event” means any taking under power of eminent domain or similar proceeding and any insured loss; provided that any such taking or similar proceeding or insured loss that results in Net Proceeds of less than $75.0 million shall not be deemed a Casualty Event.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder, other than (A) the first to occur of a Permitted Asset Transfer made in accordance with the covenant described under “—Certain Covenants—Restrictions on Permitted Asset Transfers” and a TCEH Transfer made in accordance with the covenant described under “—Certain Covenants—Restrictions on TCEH Transfer” (excluding a Permitted Asset Transfer consisting of a merger of EFIH with and into the Issuer for the purpose of determining the first to occur of a Permitted Asset Transfer or a TCEH Transfer), (B) a transaction meeting the requirements of the proviso to clause (3) of this definition of “Change of Control” and (C) any foreclosure on the Collateral;

(2) the Issuer becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies; or

(3) the sale, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the assets of EFIH and its Subsidiaries, taken as a whole, or all or substantially all of the Collateral or Oncor-related Assets, other than a Permitted Asset Transfer made in accordance with the covenant described under “—Certain Covenants—Restrictions on Permitted Asset Transfers”; provided, however, that a transaction that would otherwise constitute a Change of Control pursuant to this clause (3) shall not constitute a Change of Control if:

(a) the consideration received in respect of such transaction (i) is received by EFIH or an Oncor Subsidiary or Successor Oncor Business, as the case may be, (ii) consists of Capital Stock of a Person in a Similar Oncor Business that (A) would become a Subsidiary of EFIH or such Oncor Subsidiary or Successor Oncor Business or (B) is a joint venture in which EFIH or such Oncor Subsidiary or Successor Oncor Business would have a significant equity interest (as determined by the Issuer in good faith), (iii) is at least equal to the fair market value (as determined by the Issuer in good faith) of the assets sold, transferred, conveyed or otherwise disposed of and (iv) if received by EFIH, shall be concurrently pledged as Collateral for the benefit of the Holders of the Notes and the holders of the other Secured Debt Obligations;

(b) immediately after such transaction no Default exists;

(c) immediately after giving pro forma effect to such transaction and any related financing transactions (including, without limitation, any transaction the proceeds of which are applied to reduce the Indebtedness of the Issuer or EFIH) as if the same had occurred at the beginning of the applicable four-quarter period, either:

(i) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(ii) such Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be greater than such Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction; and

(d) the rating on the Notes shall not have been downgraded by two or more of the Rating Agencies (or, if the Notes are rated by only one Rating Agency at the time of the first notice of such transaction, such Rating Agency) during the period commencing 30 days prior to the first public notice of the occurrence of such transaction or the intention of the Issuer or any Subsidiary thereof to effect such transaction and ending on the date 60 after such public notice relative to the rating at the start of such period.

“Class” means (1) in the case of Parity Lien Debt, every Series of Parity Lien Debt, taken together, and (2) in the case of Junior Lien Debt, every Series of Junior Lien Debt, taken together.

“Closing Date” means October 10, 2007.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor thereto.

“Collateral” means all assets or property, now owned or hereafter acquired by EFIH, to the extent such assets or property are pledged or assigned or purported to be pledged or assigned, or are required to be pledged or assigned under the Security Documents to the Collateral Trustee, together with the proceeds thereof.

“Collateral Asset Sale Offer” has the meaning set forth under “—Repurchase at the Option of Holders—Asset Sales.”

“Collateral Excess Proceeds” has the meaning set forth under “—Repurchase at the Option of Holders—Asset Sales.”

“Collateral Posting Facility” means any senior cash posting credit facility, the size of which is capped by the mark-to-market loss, inclusive of any unpaid settlement amounts, of TCEH and its subsidiaries on a hypothetical portfolio of commodity swaps, forwards, and futures transactions that correspond to or replicate all or a portion of actual transactions by TCEH and its subsidiaries that are outstanding on, or entered into from time to time on or after, the Closing Date.

“Collateral Trustee” means The Bank of New York Mellon Trust Company, N.A., in its capacity as Collateral Trustee under the Collateral Trust Agreement, together with its successors in such capacity.

“Collateral Trustee’s Liens” means a Lien granted to the Collateral Trustee as security for Secured Debt Obligations.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, nuclear fuel costs, depletion of coal or lignite reserves, debt issuance costs, commissions, fees and expenses and Capitalized Software Expenditures, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers’ acceptances or any Collateral Posting Facility or similar facilities, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (u) accretion of asset retirement obligations and accretion or accrual of discounted liabilities not constituting Indebtedness, (v) any expense resulting from the discounting of the Existing Notes or other Indebtedness in connection with the application of purchase accounting, (w) any “additional interest” imposed in connection with failure to register other securities, (x) amortization of reacquired Indebtedness, deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

(2) interest on Indebtedness of another Person that is guaranteed by EFIH solely to the extent such interest is actually paid by EFIH under such guarantee; plus

(3) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(4) interest income of such Person and its Restricted Subsidiaries for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Leverage Ratio” as of any date of determination, means the ratio of (x) Consolidated Total Indebtedness computed as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (y) the aggregate amount of EBITDA of the Issuer for the period of the most recently ended four full consecutive fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1) any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including Transaction fees and expenses to the extent incurred on or prior to December 31, 2008), severance, relocation costs, consolidation and closing costs, integration and facilities opening costs, business optimization costs, transition costs, restructuring costs, signing, retention or completion bonuses, and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded;

(2) the cumulative effect of a change in accounting principles during such period shall be excluded;

(3) any after-tax effect of income (loss) from disposed, abandoned or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded;

(4) any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or abandonments other than in the ordinary course of business, as determined in good faith by the Issuer, shall be excluded;

(5) the Net Income for such period of any Person that is (a) not a Subsidiary, (b) an Unrestricted Subsidiary or (c) accounted for by the equity method of accounting shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period, other than dividends, distributions or other payments from the Oncor Subsidiaries or any Successor Oncor Business (i) from the proceeds of sales of Oncor-related Assets made after the Issue Date and (ii) consisting of Oncor-related Assets made after the Issue Date;

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that

Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived or is otherwise permitted by the covenant described under “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(7) effects of all adjustments (including the effects of such adjustments pushed down to the Issuer and its Restricted Subsidiaries) in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transactions or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(8) any net after-tax effect of income (loss) attributable to the early extinguishment of Indebtedness (other than Hedging Obligations) shall be excluded;

(9) any impairment charge or asset write-off, including, without limitation, impairment charges or asset write-offs related to intangible assets, long-lived assets or investments in debt and equity securities, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded;

(10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights, and any cash charges associated with the rollover, acceleration or payout of Equity Interests by management of the Issuer or any of its direct or indirect parent companies in connection with the Transactions, shall be excluded;

(11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Closing Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded;

(12) accruals and reserves that are established or adjusted within twelve months after the Closing Date that are so required to be established as a result of the Transactions in accordance with GAAP, or changes as a result of adoption or modification of accounting policies, shall be excluded;

(13) to the extent covered by insurance and actually reimbursed, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded;

(14) any net after-tax effect of unrealized income (loss) attributable to Hedging Obligations or other derivative instruments shall be excluded; and

(15) any benefit from any fair market value of any contract as recorded on the balance sheet at the time of the Transactions shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

“Consolidated Secured Debt Ratio” means, as of any date of determination, the ratio of (x) Consolidated Secured Indebtedness computed as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (y) the aggregate amount of EBITDA of the Issuer for the period of the most recently ended four full consecutive fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Secured Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Consolidated Secured Indebtedness” means Consolidated Total Indebtedness secured by a Lien on any assets of the Issuer or any of its Restricted Subsidiaries.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to (1) the aggregate amount of all outstanding Indebtedness of the Issuer and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, debt obligations evidenced by promissory notes and similar instruments, letters of credit (only to the extent of any unreimbursed drawings thereunder) and Obligations in respect of Capitalized Lease Obligations, plus (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all Disqualified Stock and Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP, less (3) the aggregate amount of all Unrestricted Cash and less (4) all Deposit L/C Loans and Incremental Deposit L/C Loans outstanding on such date of determination. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Issuer.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Covered Commodity” means any energy, electricity, generation capacity, power, heat rate, congestion, natural gas, nuclear fuel (including enrichment and conversion), diesel fuel, fuel oil, other petroleum-based liquids, coal, lignite, weather, emissions and other environmental credits, waste by-products renewable energy credit, or any other energy related commodity or service (including ancillary services and related risks (such as location basis)).

“Credit Facilities” means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including the TCEH Senior Secured Facilities or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted by the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Deposit L/C Loan” means Deposit L/C Loans under, and as defined in, the TCEH Senior Secured Facilities.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“Discharge of Parity Lien Obligations” means the occurrence of all of the following:

(1) termination or expiration of all commitments to extend credit that would constitute Parity Lien Debt;

(2) payment in full in cash of the principal of, and interest and premium, if any, on, all Parity Lien Debt (other than any undrawn letters of credit);

(3) discharge or cash collateralization (at the lower of (A) 105% of the aggregate undrawn amount and (B) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Parity Lien Document) of all outstanding letters of credit constituting Parity Lien Debt; and

(4) payment in full in cash of all other Parity Lien Obligations that are outstanding and unpaid at the time the Parity Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1) increased (without duplication) by:

(a) provision for taxes based on income or profits or capital gains, including, without limitation, foreign, federal, state, franchise, excise, value-added and similar taxes and foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) of such Person paid or accrued during such period, deducted (and not added back) in computing Consolidated Net Income; plus

(b) Fixed Charges of such Person for such period (including (x) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (1)(u), (v), (w), (x), (y) and (z) of the definition thereof, and, in each such case, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same was deducted (and not added back) in computing Consolidated Net Income; plus

(d) any fees, expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by such Person and its Restricted Subsidiaries by the Indenture (including a refinancing transaction or amendment or other modification of any debt instrument) (whether or not successful), including (i) such fees, expenses or charges related to the Exchange Offer, the offering of any Additional Notes, the offerings of the Existing Notes, and any interim bridge facilities related thereto and the TCEH Senior Secured Facilities and any Receivables Facility, (ii) any amendment or other modification of the Notes, (iii) any such transaction consummated prior to the Closing Date and any such transaction undertaken but not completed and (iv) any charges or non-recurring merger costs as a result of any such transaction, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e) the amount of any restructuring charge or reserve deducted (and not added back) in such period in computing Consolidated Net Income, including any costs incurred in connection with acquisitions after the Closing Date, costs related to the closure and/or consolidation of facilities; plus

(f) any other non-cash charges, including any write-offs or write-downs. reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(h) the amount of management, monitoring, consulting and advisory fees and related indemnities and expenses paid in such period to the Investors to the extent otherwise permitted under “Certain Covenants—Transactions with Affiliates” and deducted (and not added back) in calculating Consolidated Net Income; plus

(i) the amount of net cost savings projected by the Issuer in good faith to be realized as a result of specified actions taken or to be taken prior to or during such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period and added to EBITDA until fully realized), net of the amount of actual benefits realized during such period from such actions; provided that (w) such cost savings are reasonably identifiable and factually supportable, (x) such actions have been taken or are to be taken within 12 months after the date of determination to take such action and some portion of the benefit is expected to be realized within 12 months of taking such action, (y) no cost savings shall be added pursuant to this clause (i) to the extent duplicative of any expenses or charges relating to such cost savings that are included in clause (e) above with respect to such period and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed $150.0 million for any four consecutive quarter period (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of “Fixed Charge Coverage Ratio”); plus

(j) the amount of loss on sales of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility deducted (and not added back) in calculating Consolidated Net Income; plus

(k) any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interests (other than Disqualified Stock) of the Issuer (or any direct or indirect parent thereof) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments”; plus

(l) Expenses Relating to a Unit Outage; provided that the only Expenses Relating to a Unit Outage that may be included in EBITDA shall be, without duplication (i) up to $250.0 million per fiscal year of Expenses Relating to a Unit Outage incurred within the first 12 months after any planned or unplanned outage of any Unit by reason of any action by any regulatory body or other Government Authority or to comply with any applicable law and (ii) up to $100.0 million per fiscal year of Expenses Relating to a Unit Outage incurred within the first 12 months after any planned outage of any Unit for purposes of expanding or upgrading such Unit; plus

(m) cash receipts (or any netting arrangements resulting in increased cash receipts) not added in arriving at EBITDA or Consolidated Net Income in any period to the extent the non-cash gains relating to such receipts were deducted in the calculation of EBITDA pursuant to paragraph (2) below for any previous period and not added; and

(2) decreased by (without duplication) (a) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period, (b) cash expenditures (or any netting arrangements resulting in increased cash expenditures) not deducted in arriving at EBITDA or Consolidated Net Income in any period to the extent non-cash losses relating to such expenditures were added in the calculation of EBITDA pursuant to paragraph (1) above for any previous period and not deducted, and (c) the amount of any minority interest income consisting of Subsidiary losses attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary to the extent such minority interest income is included in Consolidated Net Income.

“EFH Senior Interim Facility” means the interim loan agreement, dated as of the Closing Date by and among the Issuer, as borrower, EFCH and EFIH, as guarantors, the lenders party thereto in their capacities as lenders thereunder and Morgan Stanley Senior Funding, Inc., as Administrative Agent, including any guarantees, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications or restatements thereof.

“EFIH Notes” means the senior secured notes to be issued by EFIH and EFIH Finance Inc. on the Issue Date, including any guarantees thereof.

“EMU” means the economic and monetary union as contemplated in the Treaty on European Union.

“Environmental CapEx Debt” means Indebtedness of the Issuer or any of its Restricted Subsidiaries incurred for the purpose of financing Environmental Capital Expenditures.

“Environmental Capital Expenditures” means capital expenditures deemed necessary by the Issuer or its Restricted Subsidiaries to comply with, or in anticipation of having to comply with, Environmental Law or otherwise undertaken voluntarily by the Issuer or any of its Restricted Subsidiaries in connection with environmental matters.

“Environmental Law” means any applicable Federal, state, foreign or local statute, law, rule, regulation, ordinance, code and rule of common law now or hereafter in effect and in each case as amended, and any applicable judicial or administrative interpretation thereof, including any applicable judicial or administrative order, consent decree or judgment, relating to the environment, human health or safety or Hazardous Materials.

“equally and ratably” means, in reference to sharing of Liens or proceeds thereof as between the holders of Secured Debt Obligations within the same Class after the repayment of amounts payable to the Collateral Trustee under the Collateral Trust Agreement and the Parity Lien Representatives (and in the case of Junior Lien Obligations, Junior Lien Representatives) in accordance with the applicable Secured Debt Document that such Liens or proceeds:

(1) will be allocated and distributed first to the Secured Debt Representative for each outstanding Series of Secured Lien Debt within that Class, for the account of the holders of such Series of Secured Lien Debt, ratably in proportion to the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made under such letters of credit) forming part of, and Hedging Obligations to the extent constituting Secured Lien Debt pursuant to the terms of, each outstanding Series of Secured Lien Debt within that Class when the allocation or distribution is made; and thereafter

(2) will be allocated and distributed (if any remain after payment in full of all of the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made on such letters of credit) forming part of, and Hedging Obligations to the extent constituting Secured Indebtedness pursuant to the terms of, each outstanding Series of Secured Lien Debt within that Class) to the Secured Debt Representative for each outstanding Series of Secured Lien Debt within that Class, for the account of the holders of any remaining Secured Debt Obligations within that Class, ratably in proportion to the aggregate unpaid amount of such remaining Secured Debt Obligations within that Class due and demanded (with written notice to the applicable Secured Debt Representative and the Collateral Trustee) prior to the date such distribution is made.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Issuer’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2) issuances to any Subsidiary of the Issuer; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“ERCOT” means the Electric Reliability Council of Texas, Inc. or any entity approved to perform the functions of an independent system operator within the power region that includes approximately 80% of the electric transmission within the State of Texas.

“euro” means the single currency of participating member states of the EMU.

“Event of Default” has the meaning set forth under “Events of Default and Remedies.”

“Excess Proceeds” has the meaning set forth in the fourth paragraph under “Repurchase at the Option of Holders—Asset Sales.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Offer” means the exchange of the Notes and the EFIH Notes for existing Indebtedness of the Issuer and/or TCEH pursuant to this Prospectus.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer after the Closing Date from

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“Existing Notes” means

•	Energy Future Holdings Corp. 5.55% Fixed Senior Notes Series P due 2014;

•	Energy Future Holdings Corp. 6.50% Fixed Senior Notes Series Q due 2024;

•	Energy Future Holdings Corp. 6.55% Fixed Senior Notes Series R due 2034;

•	Energy Future Holdings Corp. 10.875% Senior Notes due 2017;

•	Energy Future Holdings Corp. 11.250%/12.000% Senior Toggle Notes due 2017;

•	Energy Future Holdings Corp. 4.80% Series O Senior Notes due 2009;

•	EFCH Floating Rate Junior Subordinated Debentures, Series D due 2037;

•	EFCH 8.175% Fixed Junior Subordinated Debentures, Series E due 2037;

•	EFCH 9.580% Fixed Notes due in semi-annual installments to 2019;

•	EFCH 8.254% Fixed Notes due in quarterly installments to 2021;

•	TCEH 10.25% Senior Notes due 2015;

•	TCEH 10.25% Senior Notes, Series B, due 2015;

•	TCEH 10.50%/11.25% Senior Toggle Notes due 2016;

•	TCEH 7.000% Fixed Senior Notes due 2013;

•	TCEH 7.460% Fixed Secured Facility Bonds with amortizing payments to 2015;

Pollution Control Revenue Bonds-Brazos River Authority:

•	5.400% Fixed Series 1994A due May 1, 2029;

•	7.700% Fixed Series 1999A due April 1, 2033;

•	6.750% Fixed Series 1999B due September 1, 2034, remarketing date April 1, 2013;

•	7.700% Fixed Series 1999C due March 1, 2032;

•	8.250% Fixed Series 2001A due October 1, 2030;

•	5.750% Fixed Series 2001C due May 1, 2036, remarketing date November 1, 2011;

•	8.250% Fixed Series 2001D-1 due May 1, 2033.

•	Floating Series 2001D-2 due May 1, 2033;

•	Floating Taxable Series 2001I due December 1, 2036;

•	Floating Series 2002A due May 1, 2037;

•	6.750% Fixed Series 2003A due April 1, 2038, remarketing date April 1, 2013;

•	6.300% Fixed Series 2003B due July 1, 2032;

•	6.750% Fixed Series 2003C due October 1, 2038;

•	5.400% Fixed Series 2003D due October 1, 2029, remarketing date October 1, 2014;

•	5.000% Fixed Series 2006 due March 1, 2041;

Pollution Control Revenue Bonds-Sabine River Authority of Texas:

•	6.450% Fixed Series 2000A due June 1, 2021;

•	5.500% Fixed Series 2001A due May 1, 2022, remarketing date November 1, 2011;

•	5.750% Fixed Series 2001B due May 1, 2030, remarketing date November 1, 2011;

•	5.200% Fixed Series 2001C due May 1, 2028;

•	5.800% Fixed Series 2003A due July 1, 2022;

•	6.150% Fixed Series 2003B due August 1, 2022; and

Pollution Control Revenue Bonds-Trinity River Authority of Texas:

•	6.250% Fixed Series 2000A due May 1, 2028;

in each case to the extent outstanding on the Issue Date.

“Existing Notes Indentures” means each of the indentures or other documents containing the terms of the Existing Notes.

“Expenses Relating to a Unit Outage” means any expenses or other charges as a result of any outage or shut-down of any Unit, including any expenses or charges relating to (a) restarting any such Unit so that it may be placed back in service after such outage or shut-down, (b) purchases of power, natural gas or heat rate to meet commitments to sell, or offset a short position in, power, natural gas or heat rate that would otherwise have been met or offset from production generated by such Unit during the period of such outage or shut-down, net of the expenses not in fact incurred (including fuel and other operating expenses) that would have been incurred absent such an outage or shut down and (c) starting up, operating, maintaining and shutting down any other Unit that would not otherwise have been operating absent such outage or shut-down, including the fuel and other operating expenses to the extent in excess of the expenses not in fact incurred (including fuel and other operating costs) that would have been incurred absent such outage or shut down, incurred to start-up, operate, maintain and shut-down such Unit and that are required during the period of time that the shut-down or outaged Unit is out of service in order to meet the commitments of such shut-down or outaged Unit to sell, or offset a short position in, power, natural gas or heat rate.

“Fitch” means Fitch Ratings Ltd. and any successor to its rating agency business.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If, since the beginning of such period, any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such

Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate or other rate shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Closing Date.

“Government Authority” means any nation or government, any state, province, territory or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including without limitation, ERCOT.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture.

“Guarantor” means each Restricted Subsidiary that Guarantees the Notes in accordance with the terms of the Indenture.

“Hazardous Materials” means (a) any petroleum or petroleum products, radioactive materials, friable asbestos, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants” or words of similar import, under any applicable Environmental Law; and (c) any other chemical, material or substance, which is prohibited, limited or regulated by any Environmental Law.

“Hedging Obligations” means with respect to any Person, the obligations of such Person under (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement and (c) physical or financial commodity contracts or agreements, power purchase or sale agreements, fuel purchase or sale agreements, environmental credit purchase or sale agreements, power transmission agreements, commodity transportation agreements, fuel storage agreements, netting agreements (including Netting Agreements), capacity agreement and commercial or trading agreements, each with respect to, or including the purchase, sale, exchange of (or the option to purchase, sell or exchange), transmission, transportation, storage, distribution, processing, sale, lease or hedge of, any Covered Commodity price or price indices for any such Covered Commodity or services or any other similar derivative agreements, and any other similar agreements.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Incremental Deposit L/C Loans” means Incremental Deposit L/C Loans under, and as defined in, the TCEH Senior Secured Facilities.

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

(d) representing any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise on, the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person; provided that the amount of Indebtedness of such first Person for purposes of this clause (3) shall be deemed to be equal to the lesser of (i) the aggregate unpaid amount of such Indebtedness and (ii) the fair market value of the property encumbered thereby as determined by such first Person in good faith;
provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities or (c) amounts payable by and between the Issuer and its Subsidiaries in connection with retail clawback or other regulatory transition issues.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commissions, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Issuer equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Issuer.

“Investors” means Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P., J.P. Morgan Ventures Corporation, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and LB I Group, Inc. and each of their respective Affiliates but not including, however, any portfolio companies of any of the foregoing.

“Issue Date” means the first date on which any Notes are issued pursuant to the Indenture.

“Issuer” has the meaning set forth in the first paragraph under “General”; provided that when used in the context of determining the fair market value of an asset or liability under the Indenture, “Issuer” shall be deemed to mean the board of directors of the Issuer when the fair market value is equal to or in excess of $500.0 million (unless otherwise expressly stated).

“Junior Lien” means a Lien granted by a security document to the Collateral Trustee, at any time, upon any Collateral to secure Junior Lien Obligations.

“Junior Lien Debt” means:

(1) any Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of the Issuer or any Guarantor that is secured on a subordinated basis to the Parity Lien Debt by a Junior Lien that was permitted to be incurred and so secured under each applicable Secured Debt Document; provided that:

(a) on or before the date on which such Indebtedness is incurred by the Issuer or such Guarantor, such Indebtedness is designated by the Issuer, in accordance with the Collateral Trust Agreement, as “Junior Lien Debt” for the purposes of the Secured Debt Documents, including the Collateral Trust Agreement; provided that no Series of Secured Lien Debt may be designated as both Junior Lien Debt and Parity Lien Debt;

(b) such Indebtedness is governed by an indenture, credit agreement or other agreement that includes a Lien Sharing and Priority Confirmation; and

(c) all requirements set forth in the Collateral Trust Agreement as to the confirmation, grant or perfection of the Collateral Trustee’s Liens to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements will be conclusively established if the Issuer delivers to the Collateral Trustee an officers’ certificate stating that such requirements have been satisfied and that such Indebtedness is “Junior Lien Debt”); and

(2) Hedging Obligations of the Issuer or any Guarantor incurred to hedge or manage interest rate risk with respect to Junior Lien Debt; provided that, pursuant to the terms of the Junior Lien Documents, such Hedging Obligations are secured by a Junior Lien on all of the assets and properties that secure the Indebtedness in respect of which such Hedging Obligations are incurred.

“Junior Lien Documents” means, collectively, any indenture, credit agreement or other agreement governing a Series of Junior Lien Debt and the Security Documents that create or perfect Liens securing Junior Lien Obligations.

“Junior Lien Obligations” means Junior Lien Debt and all other Obligations in respect thereof.

“Junior Lien Representative” means, in the case of any future Series of Junior Lien Debt, the trustee, agent or representative of the holders of such Series of Junior Lien Debt who (a) is appointed as a Junior Lien

Representative (for purposes related to the administration of the Security Documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Junior Lien Debt, together with its successors in such capacity, and (b) has become a party to the Collateral Trust Agreement by executing a joinder in the form required under the Collateral Trust Agreement.

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Lien Sharing and Priority Confirmation” means:

(1) as to any Series of Parity Lien Debt, the written agreement enforceable against the holders of such Series of Parity Lien Debt, as set forth in the applicable Secured Debt Document:

(a) for the enforceable benefit of all holders of each existing and future Series of Parity Lien Debt and each existing and future Parity Lien Representative, that all Parity Lien Obligations will be and are secured equally and ratably by all Parity Liens at any time granted by the Issuer or any Guarantor to secure any Obligations in respect of such Series of Parity Lien Debt, and that all such Parity Liens will be enforceable by the Collateral Trustee for the benefit of all holders of Parity Lien Obligations equally and ratably;

(b) for the enforceable benefit of all holders of each existing and future Series of Parity Lien Debt and Series of Junior Lien Debt, and each existing and future Parity Lien Representative and Junior Lien Representative, that the holders of Obligations in respect of such Series of Parity Lien Debt are bound by the provisions of the Collateral Trust Agreement, including the provisions relating to the ranking of Parity Liens and the order of application of proceeds from enforcement of Parity Liens; and

(c) consenting to and directing the Collateral Trustee to perform its obligations under the Collateral Trust Agreement and the other security documents in respect of the Secured Debt Obligations.

(2) as to any Series of Junior Lien Debt, the written agreement enforceable against the holders of such Series of Junior Lien Debt, as set forth in the applicable Secured Debt Document:

(a) for the enforceable benefit of all holders of each existing and future Series of Junior Lien Debt and Series of Parity Lien Debt and each existing and future Junior Lien Representative and Parity Lien Representative, that all Junior Lien Obligations will be and are secured equally and ratably by all Junior Liens at any time granted by the Issuer or any Guarantor to secure any Obligations in respect of such Series of Junior Lien Debt, and that all such Junior Liens will be enforceable by the Collateral Trustee for the benefit of all holders of Junior Lien Obligations equally and ratably;

(b) for the enforceable benefit of all holders of each existing and future Series of Parity Lien Debt and Series of Junior Lien Debt and each existing and future Parity Lien Representative and Junior Lien Representative, that the holders of Obligations in respect of such Series of Junior Lien Debt are bound by the provisions of the Collateral Trust Agreement, including the provisions relating to the ranking of Junior Liens and the order of application of proceeds from the enforcement of Junior Liens; and

(c) consenting to and directing the Collateral Trustee to perform its obligations under the Collateral Trust Agreement and the other security documents in respect of the Secured Debt Obligations.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Necessary CapEx Debt” means Indebtedness of the Issuer or any of its Restricted Subsidiaries incurred for the purpose of financing Necessary Capital Expenditures.

“Necessary Capital Expenditures” means capital expenditures by the Issuer and its Restricted Subsidiaries that are required by applicable law (other than Environmental Law) or otherwise undertaken voluntarily for health and safety reasons (other than as required by Environmental Law). The term “Necessary Capital Expenditures” does not include any capital expenditure undertaken primarily to increase the efficiency of, expand or re-power any power generation facility.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including a Casualty Event), including any cash and Cash Equivalents received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale (including a Casualty Event), net of the direct costs relating to such Asset Sale (including a Casualty Event) and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied using proceeds from Asset Sales (other than Asset Sales of Collateral or other Oncor-related Assets) to the repayment of principal, premium, if any, and interest on other Senior Indebtedness required (other than required by clause (1) of the second paragraph under “—Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Netting Agreement” shall mean a netting agreement, master netting agreement or other similar document having the same effect as a netting agreement or master netting agreement and, as applicable, any collateral annex, security agreement or other similar document related to any master netting agreement or Permitted Contract.

“Note Obligations” means the Notes, the Guarantees and all other Obligations of any of the Issuer and the Guarantors under the Indenture, the Notes, the Guarantees and the Security Documents.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), premium, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer or other Person, as the case may be.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer or on behalf of another Person by an Officer of such Person, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer or such Person, as applicable, that meets the requirements set forth in the Indenture.

“Oncor Electric Delivery Facility” means the revolving credit agreement entered into as of the Closing Date by and among Oncor Electric Delivery, as borrower, the lenders party thereto in their capacities as lenders thereunder and JPMorgan Chase Bank, N.A., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof.

“Oncor-related Assets” means the Equity Interests in EFIH directly or indirectly owned by the Issuer, the Equity Interests of any of the Oncor Subsidiaries or any Successor Oncor Business (including the Collateral) owned by EFIH or any Oncor Subsidiary or any Successor Oncor Business or constituting a primary issuance of such Equity Interests to the extent such issuance would constitute an Asset Sale and any assets owned directly or indirectly by any of the Oncor Subsidiaries or any Successor Oncor Business.

“Oncor Subsidiaries” means Oncor Holdings and its Subsidiaries, all of which shall be Unrestricted Subsidiaries on the Issue Date.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Parity Lien” means a Lien granted by a security document to the Collateral Trustee, at any time, upon any Collateral to secure Parity Lien Obligations.

“Parity Lien Debt” means:

(1) the Guarantee by EFIH of the Notes issued on the Issue Date and any Additional Notes issued under the Indenture;

(2) any other Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of EFIH, including the EFIH Notes, that is secured equally and ratably with EFIH’s Guarantee of the Notes by a Parity Lien that was permitted to be incurred and so secured under each applicable Secured Debt Document; provided, in the case of Indebtedness referred to in this clause (2), that, except with respect to the EFIH Notes issued on the Issue Date:

(a) on or before the date on which such Indebtedness is incurred by the Issuer or such Guarantor, such Indebtedness is designated by the Issuer, in accordance with the Collateral Trust Agreement, as “Parity Lien Debt” for the purposes of the Secured Debt Documents; provided that no Series of Secured Lien Debt may be designated as both Parity Lien Debt and Junior Lien Debt;

(b) such Indebtedness is governed by an indenture, credit agreement or other agreement that includes a Lien Sharing and Priority Confirmation; and

(c) all requirements set forth in the Collateral Trust Agreement as to the confirmation, grant or perfection of the Collateral Trustee’s Lien to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements will be conclusively established if the Issuer delivers to the Collateral Trustee an Officer’s Certificate stating that such requirements have been satisfied and that such notes or such Indebtedness is “Parity Lien Debt”); and

(3) Hedging Obligations of the Issuer or any Guarantor incurred to hedge or manage interest rate risk with respect to Parity Lien Debt; provided that, pursuant to the terms of the Parity Lien Documents, such

Hedging Obligations are secured by a Parity Lien on all of the assets and properties that secure the Indebtedness in respect of which such Hedging Obligations are incurred.

“Parity Lien Documents” means the Indenture and any additional indenture, credit agreement or other agreement governing a Series of Parity Lien Debt and the Security Documents that create or perfect Liens securing Parity Lien Obligations.

“Parity Lien Obligations” means Parity Lien Debt and all other Obligations in respect thereof.

“Parity Lien Representative” means (1) the Trustee, in the case of the Notes, (2) The Bank of New York Mellon Trust Company, N.A., in the case of the EFIH Notes or (3) in the case of any other Series of Parity Lien Debt, the trustee, agent or representative of the holders of such Series of Parity Lien Debt who (a) is appointed as a Parity Lien Representative (for purposes related to the administration of the Security Documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, together with its successors in such capacity, and (b) has become a party to the Collateral Trust Agreement by executing a joinder in the form required under the Collateral Trust Agreement.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”

“Permitted Asset Transfer” means (1) the direct or indirect sale, assignment, transfer, conveyance or other disposition (including by way of merger, wind-up or consolidation) or spin-off by dividend of the Equity Interests of EFIH such that EFIH is no longer a Subsidiary of the Issuer (including without limitation a merger of EFIH with and into the Issuer) or (2) the sale, assignment, transfer, conveyance or other disposition (other than by way of merger, wind-up or consolidation) of all of the Equity Interests of, and other Investments in, the Oncor Subsidiaries, Successor Oncor Businesses and all other Collateral held by EFIH to a Person (other than an Oncor Subsidiary) that shall continue to hold such Equity Interests, other Investments and any other Collateral, in each case other than any foreclosure on the Collateral.

“Permitted Holders” means each of the Investors, members of management (including directors) of the Issuer or any of its Subsidiaries who on the Closing Date were or at any time prior to the first anniversary of the Closing Date were holders of Equity Interests of the Issuer (or any of its direct or indirect parent companies) and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies.

“Permitted Investments” means:

(1) any Investment in the Issuer or any of its Restricted Subsidiaries;

(2) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Issuer or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4) any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions described under “—Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date;

(6) any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Hedging Obligations permitted under clause (10) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8) any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(9) Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Issuer or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described under “—Certain Covenants—Limitations on Restricted Payments”;

(10) guarantees of Indebtedness of the Issuer or any of its Restricted Subsidiaries permitted under the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(12) Investments consisting of purchases and acquisitions of inventory, fuel (including all forms of nuclear fuel), supplies, material or equipment;

(13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Investment to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(14) Investments relating to a Receivables Subsidiary that, in the good faith determination of the Issuer, are necessary or advisable to effect any Receivables Facility for the benefit of the Issuer or any of its Restricted Subsidiaries;

(15) advances to, or guarantees of Indebtedness of, employees not in excess of $25.0 million outstanding at any one time, in the aggregate;

(16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof;

(17) any Investment in any Subsidiary or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business;

(18) any Investment in Shell Wind or in other wind or other renewable energy projects or in any nuclear power or energy joint venture in an aggregate amount not to exceed $1,500.0 million at any time outstanding;

(19) one or more letters of credit in an aggregate amount not to exceed $170.0 million posted by a Restricted Subsidiary in favor of an Oncor Subsidiary to secure that Restricted Subsidiary’s contractual obligations to that Oncor Subsidiary; and

(20) Investments in any nuclear power or energy joint venture in an aggregate amount not to exceed $200.0 million prior to receiving the requisite combined construction and operating license from the U.S. Nuclear Regulatory Commission in respect thereof.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business (including in connection with the construction or restoration of facilities for the generation, transmission or distribution of electricity) or otherwise constituting Permitted Investments;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey or title exceptions or irregularities, minor encumbrances, easements or reservations of, or rights of others for, licenses, permits, conditions, covenants, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness permitted to be incurred pursuant to clause (4), (12) or (13) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that (a) Liens securing Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (13) relate only to Refinancing Indebtedness that serves to refund or refinance Indebtedness, Disqualified Stock or Preferred Stock incurred under clause (4) or (12) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” and (b) Liens securing Indebtedness, Disqualified

Stock or Preferred Stock permitted to be incurred pursuant to clause (4) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” extend only to the assets so financed, purchased, constructed or improved;

(7) Liens existing on the Issue Date (other than Liens in favor of the lenders under the TCEH Senior Secured Facilities);

(8) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(9) Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing Hedging Obligations, of the Issuer or its Restricted Subsidiaries incurred under clause (10) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such agreements were entered into in the ordinary course of business and not for speculative purposes (as determined by the Issuer in its reasonable discretion acting in good faith) and, in the case of any commodity Hedging Obligations or any Hedging Obligation of the type described in clause (c) of the definition of “Hedging Obligations,” entered into in order to hedge against or manage fluctuations in the price or availability of any Covered Commodity;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of the Issuer or any Guarantor;

(16) [Intentionally omitted];

(17) Liens on accounts receivable, other Receivables Facility assets, or accounts into which collections or proceeds of Receivables Facility assets are deposited, in each case in connection with a Receivables Facility for the benefit of the Issuer or its Restricted Subsidiaries;

(18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19) deposits made in the ordinary course of business to secure liability to insurance carriers;

(20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $100.0 million at any one time outstanding;

(21) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under “—Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code, or any comparable or successor provision, on items in the course of collection, and (ii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24) Liens deemed to exist in connection with Investments in repurchase agreements permitted by the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreements;

(25) ground leases or subleases, licenses or sublicenses in respect of real property on which facilities owned or leased by the Issuer or any of its Subsidiaries are located;

(26) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(27) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(28) rights reserved to or vested in others to take or receive any part of, or royalties related to, the power, gas, oil, coal, lignite or other minerals or timber generated, developed, manufactured or produced by, or grown on, or acquired with, any property of the Issuer or any of its Restricted Subsidiaries and Liens upon the production from property of power, gas, oil, coal, lignite or other minerals or timber, and the by-products and proceeds thereof, to secure the obligations to pay all or a part of the expenses of exploration, drilling, mining or development of such property only out of such production or proceeds;

(29) Liens arising out of all presently existing and future division and transfer orders, advance payment agreements, processing contracts, gas processing plant agreements, operating agreements, gas balancing or deferred production agreements, pooling, unitization or communitization agreements, pipeline, gathering or transportation agreements, platform agreements, drilling contracts, injection or repressuring agreements, cycling agreements, construction agreements, salt water or other disposal agreements, leases or rental agreements, farm-out and farm-in agreements, exploration and development agreements, and any and all other contracts or agreements covering, arising out of, used or useful in connection with or pertaining to the exploration, development, operation, production, sale, use, purchase, exchange, storage, separation, dehydration, treatment, compression, gathering, transportation, processing, improvement, marketing, disposal or handling of any property of the Issuer or any of its Restricted Subsidiaries, provided that such agreements are entered into in the ordinary course of business (including in respect of construction and restoration activities);

(30) any restrictions on any stock or stock equivalents or other joint venture interests of the Issuer or any of its Restricted Subsidiaries providing for a breach, termination or default under any owners, participation, shared facility, joint venture, stockholder, membership, limited liability company or partnership agreement between such Person and one or more other holders of such stock or stock equivalents or interest of such Person, if a security interest or other Lien is created on such stock or stock equivalents or interest as a result thereof and other similar Liens;

(31) [Intentionally omitted];

(32) Liens and other exceptions to title, in either case on or in respect of any facilities of the Issuer or any of its Restricted Subsidiaries, arising as a result of any shared facility agreement entered into with respect to such facility, except to the extent that any such Liens or exceptions, individually or in the aggregate, materially adversely affect the value of the relevant property or materially impair the use of the relevant property in the operation of business of the Issuer or any of its Restricted Subsidiaries, taken as a whole;

(33) Liens on cash and Cash Equivalents (i) deposited by the Issuer or any of its Restricted Subsidiaries in margin accounts with or on behalf of brokers, credit clearing organizations, independent system operators, regional transmission organizations, pipelines, state agencies, federal agencies, futures contract brokers, customers, trading counterparties, or any other parties or issuers of surety bonds or (ii) pledged or deposited as collateral by the Issuer or any of its Restricted Subsidiaries with any of the entities described in clause (i) above to secure their respective obligations, in the case of each of clauses (i) and (ii) above, with respect to: (A) any contracts and transactions for the purchase, sale, exchange of, or the option (whether physical or financial) to purchase, sell or exchange (1) natural gas, (2) electricity, (3) coal and lignite, (4) petroleum-based liquids, (5) oil, (6) nuclear fuel (including enrichment and conversion), (7) emissions or other environmental credits, (8) waste byproducts, (9) weather, (10) power and other generation capacity, (11) heat rate, (12) congestion, (13) renewal energy credit, or (14) any other energy-related commodity or services or derivative (including ancillary services and related risk (such as location basis)); (B) any contracts or transactions for the purchase, processing, transmission, transportation, distribution, sale, lease, hedge or storage of, or any other services related to any commodity or service identified in subparts (1) through (14) above, including any capacity agreement; (C) any financial derivative agreement (including but not limited to swaps, options or swaptions) related to any commodity identified in subparts (1) through (14) above, or to any interest rate or currency rate management activities; (D) any agreement for membership or participation in an organization that facilitates or permits the entering into or clearing of any netting agreement or any agreement described in this clause (33); (E) any agreement combining part or all of a netting agreement or part or all of any of the agreements described in this clause (33); (E) any document relating to any agreement described in this clause (33) that is filed with a Government Authority and any related service agreements; or (F) any commercial or trading agreements, each with respect to, or involving the purchase, transmission, distribution, sale, lease or hedge of, any energy, generation capacity or fuel, or any other energy related commodity or service, price or price indices for any such commodities or services or any other similar derivative agreements, and any other similar agreements (such agreements described in clauses (A) through (F) of this clause (33) being collectively, “Permitted Contracts”), Netting Agreements, Hedging Obligations and letters of credit supporting Permitted Contracts, Netting Agreements and Hedging Obligations;

(34) Liens arising under Section 9.343 of the Texas Uniform Commercial Code or similar statutes of states other than Texas;

(35) Liens created in the ordinary course of business in favor of banks and other financial institutions over credit balances of any bank accounts of the Issuer and its Subsidiaries held at such banks or financial institutions, as the case may be, to facilitate the operation of cash pooling and/or interest set-off arrangements in respect of such bank accounts in the ordinary course of business;

(36) any zoning, land use, environmental or similar law or right reserved to or vested in any Government Authority to control or regulate the use of any real property that does not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries, taken as a whole;

(37) any Lien arising by reason of deposits with or giving of any form of security to any Government Authority for any purpose at any time as required by applicable law as a condition to the transaction of any business or the exercise of any privilege or license, or to enable the Issuer or any of its Restricted Subsidiaries to maintain self-insurance or to participate in any fund for liability on any insurance risks;

(38) Liens, restrictions, regulations, easements, exceptions or reservations of any Government Authority applying particularly to nuclear fuel;

(39) rights reserved to or vested in any Government Authority by the terms of any right, power, franchise, grant, license or permit, or by any provision of applicable law, to terminate or modify such right, power, franchise, grant, license or permit or to purchase or recapture or to designate a purchaser of any of the property of such person;

(40) Liens arising under any obligations or duties affecting any of the property of the Issuer or any of its Restricted Subsidiaries to any Government Authority with respect to any franchise, grant, license or permit which do not materially impair the use of such property for the purposes for which it is held;

(41) rights reserved to or vested in any Government Authority to use, control or regulate any property of such person;

(42) any obligations or duties, affecting the property of the Issuer or any of its Restricted Subsidiaries, to any Government Authority with respect to any franchise, grant, license or permit;

(43) a set-off or netting rights granted by the Issuer or any Subsidiary of the Issuer pursuant to any agreements related to Hedging Obligations, Netting Agreements or Permitted Contracts solely in respect of amounts owing under such agreements;

(44) Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment described under the definition of “Permitted Investments” to be applied against the purchase price for such Investment and (ii) consisting of an agreement to sell, transfer, lease or otherwise dispose of any property in a transaction excluded from the definition described under “Asset Sale,” in each case, solely to the extent such Investment or sale, disposition, transfer or lease, as the case may be, would have been permitted on the date of the creation of such Lien;

(45) rights of first refusal and purchase options in favor of Aluminum Company of America (“Alcoa”) to purchase Sandow Unit 4 and/or the real property related thereto, as described in (i) the Sandow Unit 4 Agreement dated August 13, 1976, as amended, between Alcoa and Texas Power & Light Company (“TPL”) and (ii) Deeds dated March 14, 1978 and July 21, 1980, as amended, executed by Alcoa conveying to TPL the Sandow Four real property; and

(46) any amounts held by a trustee in the funds and accounts under any indenture securing any revenue bonds issued for the benefit of the Issuer or any of its Restricted Subsidiaries.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution or winding up.

“Purchase Money Obligations” means any Indebtedness incurred to finance or refinance the acquisition, leasing, construction, repair, restoration, replacement, expansion or improvement of property (real or personal) or assets (other than Capital Stock), and whether acquired through the direct acquisition of such property or assets, or otherwise, incurred in respect of capital expenditures, including Environmental CapEx Debt and Necessary CapEx Debt.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Issuer in good faith.

“Rating Agencies” means each of Moody’s, S&P and Fitch, or if any of Moody’s, S&P or Fitch shall not make a rating on the Notes or other investment publicly available, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuer which shall be substituted for Moody’s, S&P or Fitch, or all of them, as the case may be.

“Receivables Facility” means any of one or more receivables financing facilities or programs as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Issuer or any of its Restricted Subsidiaries purports to sell its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn funds such purchase by purporting to sell its accounts receivable to a Person that is not a Restricted Subsidiary or by borrowing from such a Person or from another Receivables Subsidiary that in turn funds itself by borrowing from such a Person.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of facilitating or entering into one or more Receivables Facilities, and in each case engages only in activities reasonably related or incidental thereto.

“Redemption Date” has the meaning set forth under “Optional Redemption.”

“Related Business Assets” means (A) except in the case of a Permitted Asset Swap of Collateral, assets (other than cash or Cash Equivalents) used or useful in, or securities of, a Similar Business; provided that any assets or securities received by the Issuer or a Restricted Subsidiary in exchange for assets or securities transferred by the Issuer or a Restricted Subsidiary will not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary and (B) in the case of a Permitted Asset Swap of Collateral, assets (other than cash or Cash Equivalents) used or useful in, or Capital Stock of, a Similar Oncor Business; provided that any Capital Stock received by EFIH in exchange for Collateral will not be deemed to be Related Business Assets, unless upon receipt of the Capital Stock of such Person, such Person would become a Subsidiary of EFIH or a joint venture in which EFIH has a significant equity interest (as determined by the Issuer in good faith).

“Required Junior Lien Debtholders” means, at any time, the holders of a majority in aggregate principal amount of all Junior Lien Debt (including outstanding letters of credit whether or not then available or drawn) then outstanding and the aggregate unfunded commitments to extend credit which, when funded, would constitute Junior Lien Debt, calculated in accordance with the provisions described under “—Security for the Notes—Voting.” For purposes of this definition, Junior Lien Debt registered in the name of, or beneficially owned by, the Issuer or any Affiliate of the Issuer will be deemed not to be outstanding.

“Required Parity Lien Debtholders” means, at any time, the holders of a majority in aggregate principal amount of all Parity Lien Debt (including outstanding letters of credit whether or not then available or drawn) then outstanding and the aggregate unfunded commitments to extend credit which, when funded, would constitute Parity Lien Debt, calculated in accordance with the provisions described under “—Security for the Notes—Voting.” For purposes of this definition, Parity Lien Debt registered in the name of, or beneficially owned by, the Issuer or any Affiliate of the Issuer will be deemed not to be outstanding.

“Restoration Certificate” shall mean, with respect to any Casualty Event, an Officer’s Certificate provided to the Trustee prior to the 365th day after such Casualty Event has occurred certifying (a) that the Issuer or such Restricted Subsidiary intends to use the proceeds received in connection with such Casualty Event to repair, restore or replace the property or assets in respect of which such Casualty Event occurred, (b) the approximate costs of completion of such repair, restoration or replacement and (c) that such repair, restoration or replacement will be completed within the later of (x) 450 days after the date on which cash proceeds with respect to such Casualty Event were received and (y) 180 days after delivery of such Restoration Certificate.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payment Coverage Ratio” means (i) for Restricted Payments (other than payments of cash dividends or distributions on, or in respect of, the Issuer’s Capital Stock, purchases for cash or other acquisitions for cash of any Capital Stock of the Issuer or any direct or indirect parent of the Issuer for the purpose of paying any such dividend or distribution to, or acquisitions of Capital Stock of any direct or indirect parent of the Issuer for cash from, the Investors, or guaranteeing any Indebtedness of any Affiliate of the Issuer for the purpose of paying such dividend, making such distribution or so acquiring such Capital Stock to or from the Investors, all such Restricted Payments being referred to as “Investor Payments”), the Fixed Charge Coverage Ratio of the Issuer and its Restricted Subsidiaries treating the Oncor Subsidiaries as Restricted Subsidiaries for purposes of such calculation and (ii) for Restricted Payments constituting Investor Payments, the Fixed Charge Coverage Ratio of the Issuer and its Restricted Subsidiaries.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon an Unrestricted Subsidiary’s ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a Standard & Poor’s Financial Services LLC business, and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Debt Documents” means the Parity Lien Documents and the Junior Lien Documents.

“Secured Debt Obligations” means Parity Lien Obligations and Junior Lien Obligations.

“Secured Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

“Secured Lien Debt” means Parity Lien Debt and Junior Lien Debt.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” means the Collateral Trust Agreement, the Pledge Agreement, and all other security agreements, pledge agreements, collateral assignments, mortgages, collateral agency agreements, deed of trust or other grants or transfers for security executed and delivered by the Issuer, a Guarantor or any other obligor under the Notes creating (or purporting to create) a Lien upon Collateral in favor of the Collateral Trustee for the benefit of the holders of the Secured Debt Obligations, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

“Senior Indebtedness” means:

(1) all Indebtedness of the Issuer or any Guarantor outstanding under the TCEH Senior Secured Facilities, the TCEH Notes and related guarantees, the EFIH Notes and related guarantees, or the Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the TCEH Senior Secured Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into); provided that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

(3) any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Notes or any related Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided, however, that Senior Indebtedness shall not include:

(a) any obligation of such Person to the Issuer or any of its Subsidiaries;

(b) any liability for federal, state, local or other taxes owed or owing by such Person;

(c) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person;

(e) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture;

(f) EFCH Floating Rate Junior Subordinated Debentures, Series D due 2037; or

(g) EFCH 8.175% Fixed Junior Subordinated Debentures, Series E due 2037.

“Series of Junior Lien Debt” means, severally, each issue or series of Junior Lien Debt for which a single transfer register is maintained (provided that any Hedging Obligations constituting Junior Lien Debt shall be deemed part of the Series of Junior Lien Debt to which it relates).

“Series of Parity Lien Debt” means, severally, the Notes and any Additional Notes or other Indebtedness that constitutes Parity Lien Debt (provided that any Hedging Obligations constituting Parity Lien Debt shall be deemed part of the Series of Parity Lien Debt to which it relates).

“Series of Secured Lien Debt” means each Series of Parity Lien Debt and each Series of Junior Lien Debt.

“Shell Wind” means a joint venture with Shell WindEnergy Inc. (or a similar entity) in which the Issuer and its Restricted Subsidiaries have up to a 50% ownership interest relating to the joint development of a 3,000 megawatt wind project in Texas and other renewable energy projects in Texas.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Closing Date.

“Similar Business” means any business conducted or proposed to be conducted by the Issuer and its Subsidiaries on the Closing Date or any business that is similar, reasonably related, incidental or ancillary thereto.

“Similar Oncor Business” means any business which is primarily engaged in a regulated electricity or other energy transmission or distribution business in the United States (as determined by the Issuer in good faith).

“Sponsor Management Agreement” means the management agreement between certain of the management companies associated with the Investors and the Issuer.

“Subordinated Indebtedness” means,

(1) any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Successor Oncor Business” means any Person the Capital Stock of which is received by EFIH in an Asset Sale, including a Permitted Asset Swap, of Collateral or as a dividend or distribution from an Oncor Subsidiary.

“TCEH” means Texas Competitive Electric Holdings Company LLC.

“TCEH Notes” means the 10.25% Senior Notes due 2015, the 10.25% Senior Notes due 2015, Series B and the 10.50%/11.25% Senior Toggle Notes due 2016, in each case issued by TCEH and TCEH Finance, Inc., including the guarantees thereof and PIK interest which has been or may be paid with respect thereto.

“TCEH Senior Interim Facility” means the interim loan agreement, dated as of the Closing Date by and among EFCH, as guarantor, TCEH, as borrower, the other guarantors parties thereto, the lenders party thereto in their capacities as lenders thereunder and Morgan Stanley Senior Funding, Inc., as Administrative Agent, including any guarantees, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications or restatements thereof.

“TCEH Senior Secured Facilities” means the credit agreement dated as of the Closing Date, as amended on August 7, 2009, by and among EFCH, as guarantor, TCEH, as borrower, the lenders party thereto in their capacities as lenders thereunder and Citibank, N.A., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any additional amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“TCEH Transfer” means the sale, transfer, disposition or spin-off (including by way of merger, wind-up or consolidation) of (a) the membership interests or other common Equity Interests of EFCH, TCEH or another Restricted Subsidiary that holds all or substantially all of the assets of TCEH and its Subsidiaries such that EFCH, TCEH or such Restricted Subsidiary ceases to be a Subsidiary of the Issuer or (b) all or substantially all of the assets of TCEH and its Subsidiaries, in each case other than any such transfer to a Restricted Subsidiary of the Issuer.

“Total Assets” means the total assets of the Issuer and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of the Issuer or such other Person as may be expressly stated.

“Transactions” means the transactions contemplated by the Transaction Agreement, borrowings under the TCEH Senior Secured Facilities, the EFH Senior Interim Facility, the TCEH Senior Interim Facility, the Oncor Electric Delivery Facility and any Receivables Facility as in effect on the Closing Date, any repayments of indebtedness of the Issuer and its Restricted Subsidiaries in connection therewith, and the issuance of the 10.875% Senior Notes due 2017, 11.250%/12.000% Senior Toggle Notes due 2017, the TCEH Notes and any repayments of Indebtedness of the Issuer and its Restricted Subsidiaries in connection therewith.

“Transaction Agreement” means the Agreement and Plan of Merger, dated as of February 25, 2007, among Merger Sub, Texas Energy Future Holdings Limited Partnership and the Issuer.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to October 15, 2014; provided, however, that if the period from the Redemption Date to October 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb).

“Unit” shall mean an individual power plant generation system comprised of all necessary physically connected generators, reactors, boilers, combustion turbines and other prime movers operated together to independently generate electricity.

“Unrestricted Cash” means, as of any date, without duplication, (a) all cash and Cash Equivalents (in each case, free and clear of all Liens, other than nonconsensual Liens permitted by the covenant described under “—Certain Covenants—Liens” and Liens permitted by clause (23), subclauses (i) and (ii) of clause (26) and clause (33) of the definition of Permitted Liens, included in the cash and cash equivalents accounts listed on the consolidated balance sheet of the Issuer and its Restricted Subsidiaries as of such date and (b) all unrestricted margin deposits related to commodity positions listed on the consolidated balance sheet of Issuer and the Restricted Subsidiaries.

“Unrestricted Subsidiary” means:

(1) each of the Oncor Subsidiaries, Comanche Peak Nuclear Power Company, Nuclear Energy Future Holdings LLC and Nuclear Energy Future Holdings II LLC;

(2) any Subsidiary of the Issuer other than EFIH or any other Guarantor owning Collateral which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

(3) any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) other than EFIH or any other Guarantor owning Collateral to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

(2) such designation complies with the covenants described under “—Certain Covenants—Limitation on Restricted Payments”; and

(3) each of:

(a) the Subsidiary to be so designated; and

(b) its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1) in the case of any Subsidiary of the Issuer other than TCEH and its Subsidiaries, (A) the Issuer could incur at least $1.00 of additional Indebtedness pursuant to clause (i) of the Fixed Charge Coverage Ratio test described in the first paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or (B) the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation; or

(2) in the case of TCEH and any of its Subsidiaries, (A) TCEH could incur at least $1.00 of additional Indebtedness pursuant to clause (ii) of such Fixed Charge Coverage Ratio test or (B) such Fixed Charge Coverage Ratio for TCEH and its Restricted Subsidiaries would be greater than such ratio for TCEH and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding, Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

DESCRIPTION OF THE EFIH NOTES

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, (i) the terms “we,” “our” and “us” each refer to Energy Future Intermediate Holding Company LLC (“EFIH”) and its consolidated Subsidiaries; and (ii) the term “Issuer” refers only to collectively, EFIH and EFIH Finance Inc. (“EFIH Finance”), a Delaware corporation and a direct, wholly-owned subsidiary of EFIH, and not any of EFIH’s other Subsidiaries.

The Issuer will issue up to $2,200,000,000 aggregate principal amount of 9.75% senior secured notes due 2019 (the “Notes”) under an Indenture to be dated as of the Issue Date (the “EFIH Indenture”) between the Issuer and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), in the Exchange Offer; provided, however, that the Issuer will not issue any Notes in the Exchange Offer if the requisite Consents are received and the Proposed Amendments become operative with respect to each of the Legacy Notes Indentures. The terms of the Notes will include those stated in the EFIH Indenture and those made part of the EFIH Indenture by reference to the Trust Indenture Act.

As more particularly described under “The Transactions—Ring-Fencing,” upon the consummation of the Merger, Oncor Electric Delivery Company LLC (“Oncor Electric Delivery”) undertook certain ring-fencing measures to separate itself, its subsidiaries and its immediate parent, Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”), from Energy Future Holdings Corp. (“EFH Corp.”) and EFH Corp.’s other Affiliates, including the Issuer. Those measures include the Oncor Subsidiaries being treated as “Unrestricted Subsidiaries” with respect to the 2017 Notes issued by EFH Corp. and guaranteed by EFIH and Energy Future Competitive Holdings Company (“EFCH”). In order to comply with these ring-fencing obligations, the Oncor Subsidiaries will also be Unrestricted Subsidiaries with respect to the Notes. As Unrestricted Subsidiaries, the Oncor Subsidiaries will not be subject to any of the covenants described herein and will not guarantee the Notes.

The Holders of the Notes, by accepting the Notes, acknowledge (i) the legal separateness of the Issuer from the Oncor Subsidiaries, (ii) that the lenders under the Oncor Electric Delivery Facility and the noteholders under Oncor’s existing debt instruments have likely advanced funds thereunder in reliance upon the separateness of the Oncor Subsidiaries from the Issuer, (iii) that the Oncor Subsidiaries have assets and liabilities that are separate from those of the Issuer and its other Subsidiaries, (iv) that the obligations owing under the Notes are obligations and liabilities of the Issuer only, and are not the obligations or liabilities of any Oncor Subsidiary, (v) that the Holders of the Notes shall look solely to the Issuer and its assets, and not to any assets, or to the pledge of any assets, owned by any Oncor Subsidiary, for the repayment of any amounts payable pursuant to the Notes and for satisfaction of any other obligations owing to the Holders under the EFIH Indenture and any related documents and (vi) that none of the Oncor Subsidiaries shall be personally liable to the Holders of the Notes for any amounts payable, or any other obligation, under the EFIH Indenture or any related documents.

The Holders of the Notes, by accepting the Notes, shall acknowledge and agree that the Holders of the Notes shall not (i) initiate any legal proceeding to procure the appointment of an administrative receiver or (ii) institute any bankruptcy, reorganization, insolvency, winding up, liquidation, or any like proceeding under applicable law, against any Oncor Subsidiary, or against any of the Oncor Subsidiaries’ assets. The Holders further acknowledge and agree that each of the Oncor Subsidiaries is a third party beneficiary of the forgoing covenant and shall have the right to specifically enforce such covenant in any proceeding at law or in equity. The foregoing acknowledgements and agreements will be contained in the EFIH Indenture.

The following description is only a summary of the material provisions of the EFIH Indenture and the Security Documents, does not purport to be complete and is qualified in its entirety by reference to the provisions of the EFIH Indenture and the Security Documents, including the definitions therein of certain terms used below. We urge you to read the EFIH Indenture and the Security Documents because they, and not this description, will define your rights as Holders of the Notes. You may request copies of the EFIH Indenture and the Security Documents at our address set forth under the heading “Available Information; Incorporation by Reference.”

No Restricted Subsidiaries

The Issuer will not have any Restricted Subsidiaries on the Issue Date. As of the Issue Date, the only Subsidiaries of EFIH will consist of the Oncor Subsidiaries, which are Unrestricted Subsidiaries, and EFH Finance, which will not have any Subsidiaries. Accordingly, none of EFIH’s Subsidiaries (other than EFIH Finance) will be subject to the restrictive covenants described herein and none of such Subsidiaries will guarantee the Notes.

Brief Description of Notes

The Notes:

•

will be senior obligations of the Issuer and will rank equally in right of payment with all existing and future Senior Indebtedness of the Issuer (including EFIH’s guarantees of certain of EFH Corp.’s Indebtedness, including the New EFH Corp. Notes and the 2017 Notes);

•

will be secured by the pledge of any investments EFIH owns in any Oncor Subsidiary (as described below under “—Security for the Notes”), which on the Issue Date will consist of all of the membership interests EFIH owns in Oncor Holdings;

•	will be effectively senior to all unsecured Indebtedness of EFIH and any future Junior Lien Debt, to the extent of the value of the Collateral;

•	will be effectively subordinated to any Indebtedness of EFIH secured by assets of EFIH other than the Collateral, to the extent of the value of the assets securing such Indebtedness;

•

will be structurally subordinated to all Indebtedness and other liabilities of the Subsidiaries of EFIH (other than EFIH Finance), including the Oncor Subsidiaries, any of the Issuer’s Foreign Subsidiaries and any other Unrestricted Subsidiaries; and

•	will be senior in right of payment to any future Subordinated Indebtedness of the Issuer.

See “Risk Factors—Risks Related to the Exchange Offers and the New Senior Secured Notes—The liabilities of each of EFH Corp. and EFCH currently exceed its assets as shown on its most recent balance sheet, and after giving effect to the exchange offers, the liabilities of EFIH may exceed its assets as shown on its most recent balance sheet. If a court were to find that EFH Corp., EFCH or EFIH were insolvent before or after giving effect to the exchange offers and did not receive reasonably equivalent value or fair consideration in the exchange offers, the court may void all or a portion of the obligations represented by the New EFH Senior Secured Notes, the New EFIH Senior Secured Notes or the guarantees of the New EFH Senior Secured Notes by EFIH or EFCH or the pledge of the Collateral granted by EFIH for such notes as a fraudulent conveyance.”

Holding Company Structure

EFIH is a holding company for its Subsidiaries, including EFIH Finance, with no material operations of its own and only limited assets. Accordingly, EFIH is dependent upon the distribution of the earnings of its Subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, and investments into EFIH by its parent company, EFH Corp., to service its debt obligations. EFH Corp. is itself a holding company, and will primarily be dependent upon the distribution of the earnings of its other Subsidiaries (including TCEH and its Subsidiaries), whether in the form of dividends, advances or payments on account of intercompany obligations, and investments into EFH Corp. by its parent company, Texas Energy Future Holdings Limited Partnership, to make such Investments in EFIH. See “Risk Factors—Risks Related to Structure—EFH Corp. and EFIH are holding companies and their obligations are structurally subordinated to existing and future liabilities and preferred stock of their respective subsidiaries.”

There will be no initial guarantees of the Notes. Therefore, the Notes will be structurally subordinated to all Indebtedness and other liabilities of all the Subsidiaries of EFIH (other than EFIH Finance). In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to EFIH. For the year ended December 31, 2008 and the six months ended June 30, 2009, the non-guarantor Subsidiaries generated all of the Issuer’s consolidated total revenue. In addition, as of June 30, 2009, the non-guarantor Subsidiaries held more than 99% of the Issuer’s consolidated total assets.

Paying Agent and Registrar for the Notes

The Issuer will maintain one or more paying agents for the Notes. The initial paying agent for the Notes will be the Trustee at its offices in Houston, Texas.

The Issuer will also maintain a registrar. The initial registrar will be the Trustee at its offices in Houston, Texas. The registrar will maintain a register reflecting ownership of the Notes outstanding from time to time and will make payments on and facilitate transfer of Notes on behalf of the Issuer.

The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the EFIH Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuer will not be required to transfer or exchange any Note selected for redemption. Also, the Issuer will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Principal, Maturity and Interest

The Issuer will issue up to $2,200,000,000 in aggregate principal amount of Notes in this Exchange Offer; provided, however, that the Issuer will not issue any Notes if the requisite Consents are received and the Proposed Amendments become operative with respect to each of the Legacy Notes Indentures. The Notes will mature on October 15, 2019. Subject to compliance with the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens,” the Issuer may issue additional Notes from time to time after the Issue Date under the EFIH Indenture (any such Notes, “Additional Notes”). The Notes and any Additional Notes subsequently issued under the EFIH Indenture will be treated as a single class for all purposes under the EFIH Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Notes” for all purposes of the EFIH Indenture and this “Description of the EFIH Notes” section include any Additional Notes that are actually issued.

Interest on the Notes will accrue at the rate of 9.75% per annum and will be payable semi-annually in arrears on each April 15 and October 15, commencing on April 15, 2010, to the Holders of record on the immediately preceding April 1 and October 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Issuer maintained for such purpose within the City of Houston and State of Texas or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuer, the Issuer’s office or agency in Houston, Texas will be the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer will not be required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under “—Repurchase at the Option of Holders.” The Issuer may at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

Except as set forth below, the Issuer will not be entitled to redeem Notes at its option prior to October 15, 2014.

At any time prior to October 15, 2014, the Issuer may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of Notes or otherwise in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the date of redemption (the “Redemption Date”), subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after October 15, 2014, the Issuer may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of Notes or otherwise in accordance with the procedures of DTC, at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on October 15 of each of the years indicated below:

Year	Percentage
2014	104.875%
2015	103.250%
2016	101.625%
2017 and thereafter	100.000%

In addition, until October 15, 2012, the Issuer may, at its option, on one or more occasions redeem up to 35% of the aggregate principal amount of Notes at a redemption price equal to 109.750% of the aggregate principal amount thereof, plus accrued and unpaid interest to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 50% of the sum of the original aggregate principal amount of Notes issued under the EFIH Indenture and the original principal amount of any Additional Notes issued under the EFIH Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; and provided, further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Any notice of any redemption may be given prior to the redemption thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or other corporate transaction.

If the Issuer redeems less than all of the outstanding Notes, the Trustee shall select the Notes to be redeemed in the manner described under “—Repurchase at the Option of Holders—Selection and Notice.”

Security for the Notes

Collateral Trustee

EFIH has appointed The Bank of New York Mellon Trust Company, N.A. to serve as the collateral trustee (the “Collateral Trustee”) for the benefit of the holders of the Secured Debt Obligations outstanding from time to time.

The Security Documents will provide that the Collateral Trustee will be subject to such directions as may be given it by the Trustee and by any other Parity Lien Debt Representatives from time to time as required or permitted by the EFIH Indenture and the other Parity Lien Debt Documents. The relative rights with respect to control of the Collateral Trustee will be specified in a collateral trust agreement by and among EFIH, the Trustee, any Parity Lien Debt Representatives, any Junior Lien Debt Representatives and the Collateral Trustee (the “Collateral Trust Agreement”). Except as provided in the Collateral Trust Agreement or as directed by an Act of Required Debtholders, the Collateral Trustee will not be obligated:

(1) to act upon directions purported to be delivered to it by any other Person;

(2) to foreclose upon or otherwise enforce any Lien; or

(3) to take any other action whatsoever with regard to any or all of the Security Documents, the Liens created thereby or the Collateral.

Collateral

The EFIH Indenture and the Security Documents will provide that all Note Obligations of EFIH, together with any other Parity Lien Debt, will be secured on an equal and ratable basis by first-priority security interests granted to the Collateral Trustee, in all of the following property of EFIH:

(1) any Equity Interests it owns as of the Issue Date or may thereafter acquire in any Oncor Subsidiary and any promissory notes or other Indebtedness owed by, or other Investments in, any Oncor Subsidiary that it owns as of the Issue Date or it may thereafter acquire; and

(2) all proceeds of, income and other payments (including, without limitation, dividends and distributions received) now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the foregoing, which, in the case of cash dividends and distributions received by EFIH from Oncor Holdings may be used by EFIH for any purpose not prohibited by the EFIH Indenture so long as no Event of Default and no event of default under any other Parity Lien Debt, including the EFH Corp. Notes, shall have occurred and be continuing.

On the Issue Date, the Collateral will consist of a pledge of all of the membership interests EFIH owns in Oncor Holdings. Oncor Holdings owns approximately 80% of Oncor Electric Delivery’s outstanding membership interests. On the Issue Date, EFIH and the Collateral Trustee will enter into a pledge agreement or similar Security Document (the “Pledge Agreement”), whereby the Collateral will be pledged in favor of the Collateral Trustee for the benefit of the Collateral Trustee, the Trustee and the Holders of the Notes and the holders of any other Secured Debt Obligations that may be issued in accordance with the EFIH Indenture (including the New EFH Corp. Notes). The Collateral does not consist of any assets of any Oncor Subsidiary. See “Risk Factors—Risks Related to the Exchange Offers and the New Senior Secured Notes—The New Senior Secured Notes will be secured only to the extent of the value of the assets that have been granted as security for EFIH’s guarantee of the New EFH Senior Secured Notes and for the New EFIH Senior Secured Notes”; “—Regulatory approvals may be required in order to enforce the security against the Collateral and to dispose of an interest in, or operational control of, the Collateral that secures the New EFIH Senior Secured Notes and

EFIH’s guarantee of the New EFH Senior Secured Notes”; “—In the event of any Offeror’s bankruptcy, the ability of the holders of New Senior Secured Notes to realize upon the Collateral securing the New EFIH Senior Secured Notes and EFIH’s guarantee of the New EFH Senior Secured Notes will be subject to certain bankruptcy law limitations”; and “—The value of the Collateral may be diluted if we issue additional debt that is secured equally and ratably by the same Collateral securing the New EFIH Senior Secured Notes and the guarantee by EFIH of the New EFH Senior Secured Notes or if the Collateral is sold.”

No appraisal of the value of the Collateral has been made in connection with the issuance of the Notes and the value of the Collateral in the event of liquidation will depend on many factors. Consequently, liquidating the Collateral may not produce proceeds in an amount sufficient to pay any amounts due on the Secured Debt Obligations, including the Notes.

The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, the Collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay the Parity Lien Obligations, including the Note Obligations. Any claim for the difference between the amount, if any, realized by Holders of the Notes from the sale of Collateral securing the Secured Debt Obligations will rank equally in right of payment with all of our other unsecured unsubordinated Indebtedness and other obligations, including trade payables.

So long as no Event of Default and no event of default under any other Parity Lien Debt, including the New EFH Corp. Notes, shall have occurred and be continuing, and subject to certain terms and conditions, EFIH will be entitled to exercise any voting and other consensual rights pertaining to the Collateral (other than as set forth in the Pledge Agreement and the other Security Documents). The Pledge Agreement will require EFIH to deliver to the Collateral Trustee, for the Collateral Trustee to maintain in its possession, certificates, if any, evidencing the Collateral. Upon the occurrence and during the continuance of an Event of Default under the Notes, to the extent permitted by law and subject to the provisions of the Pledge Agreement, all of the rights of EFIH to exercise voting or other consensual rights with respect to the Collateral shall cease, and all such rights shall become vested in the Collateral Trustee, which, to the extent permitted by law, shall have the sole right to exercise such voting and other consensual rights.

Certain bankruptcy limitations

The right of the Collateral Trustee to repossess and dispose of the Collateral upon the occurrence of an Event of Default would be significantly impaired by applicable bankruptcy law in the event that a bankruptcy case were to be commenced by or against EFIH prior to the Collateral Trustee having repossessed and disposed of the Collateral. Upon the commencement of a case for relief under Title 11 of the United States Code, as amended (the “Bankruptcy Code”), a secured creditor such as the Collateral Trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from the debtor, without bankruptcy court approval.

In view of the broad equitable powers of a U.S. bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Trustee could repossess or dispose of the Collateral, the value of the Collateral at the time of the bankruptcy petition or whether or to what extent Holders of the Notes would be compensated for any delay in payment or loss of value of the Collateral. The Bankruptcy Code permits only the payment and/or accrual of post-petition interest, costs and attorneys’ fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of the Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount at maturity of the obligations secured by the Collateral. There can be no assurance that the value of the Collateral will exceed the outstanding principal amount of the Notes.

Furthermore, in the event a bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Notes, the Holders of the Notes would hold secured claims to the extent of the value of the Collateral to which the Holders of the Notes are entitled, and unsecured claims with respect to such shortfall.

Additional Parity Lien Debt

The EFIH Indenture and the Security Documents will provide that the Issuer may incur additional Parity Lien Debt as permitted by the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens,” by issuing Additional Notes under the EFIH Indenture or under one or more additional indentures or incurring other Indebtedness secured by Parity Liens on the Collateral. All additional Parity Lien Debt will be secured equally and ratably with the Notes by Liens on the Collateral held by the Collateral Trustee for as long as the EFIH’s Note Obligations are secured by the Collateral. The Collateral Trustee under the Collateral Trust Agreement will hold all Parity Liens in trust for the benefit of the Holders of the Notes and the holders of any future Parity Lien Debt and all other Parity Lien Obligations. Additional Parity Lien Debt will be permitted to be secured by the Collateral only if such Parity Lien Debt and the related Parity Liens are permitted to be incurred under the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.” The agent or representative of any Parity Lien Debt shall become a party to the Security Documents by joinder agreement.

Future Junior Lien Debt

The EFIH Indenture and the Security Documents will provide that EFIH may incur Junior Lien Debt in the future by issuing or guaranteeing debt securities under one or more indentures, incurring Indebtedness under Credit Facilities or otherwise issuing or increasing a new Series of Secured Lien Debt secured by Junior Liens on the Collateral. Junior Lien Debt will be permitted to be secured by the Collateral only if such Junior Lien Debt and the related Junior Liens are permitted to be incurred under the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.” The Collateral Trustee under the Collateral Trust Agreement will hold all Junior Liens in trust for the benefit of the holders of any Junior Lien Debt and all other Junior Lien Obligations. The agent or representative of any Junior Lien Obligations shall become a party to the Security Documents by joinder agreement.

Enforcement of Liens

If the Collateral Trustee at any time receives written notice stating that any event has occurred that constitutes a default under any Secured Debt Document entitling the Collateral Trustee to foreclose upon, collect or otherwise enforce its Liens thereunder, it will promptly deliver written notice thereof to each Secured Debt Representative. Thereafter, the Collateral Trustee will await direction by an Act of Required Debtholders and will act, or decline to act, as directed by an Act of Required Debtholders, in the exercise and enforcement of the Collateral Trustee’s interests, rights, powers and remedies in respect of the Collateral or under the Security Documents or applicable law and, following the initiation of such exercise of remedies, the Collateral Trustee will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an Act of Required Debtholders. Unless it has been directed to the contrary by an Act of Required Debtholders, the Collateral Trustee in any event may (but will not be obligated to) take or refrain from taking such action with respect to any default under any Secured Debt Document as it may deem advisable to preserve and protect the value of the Collateral.

Until the Discharge of Parity Lien Obligations, the Holders of the Notes and the holders of other Parity Lien Obligations will have, subject to the exceptions set forth below in clauses (1) through (4), the exclusive right to authorize and direct the Collateral Trustee with respect to the Security Documents and the Collateral (including, without limitation, the exclusive right to authorize or direct the Collateral Trustee to enforce, collect or realize on any Collateral or exercise any other right or remedy with respect to the Collateral) and neither the provisions of the Security Documents relating thereto (other than in accordance with the Collateral Trust Agreement) nor any Junior Lien Representative or holder of Junior Lien Obligations, if any, may authorize or direct the Collateral Trustee with respect to such matters. Notwithstanding the foregoing, the holders of Junior Lien Obligations may direct the Collateral Trustee with respect to such matters:

(1) without any condition or restriction whatsoever, at any time after the Discharge of Parity Lien Obligations;

(2) to deliver any notice or demand necessary to enforce (subject to the prior Discharge of Parity Lien Obligations) any right to claim, take or receive proceeds of Collateral remaining after the Discharge of Parity Lien Obligations;

(3) as necessary to perfect or establish the priority (subject to Parity Liens) of the Junior Liens upon any Collateral; provided that, unless otherwise agreed to by the Collateral Trustee in the Security Documents, the holders of Junior Lien Obligations may not require the Collateral Trustee to take any action to perfect any Collateral through possession or control (other than the Collateral Trustee as agent for the benefit of the Parity Lien Representative and holders of the Parity Lien Obligations agreeing pursuant to the Collateral Trust Agreement to act as bailee for the Collateral Trustee as agent for the benefit of the Junior Lien Representatives and holders of the Junior Lien Obligations); or

(4) as necessary to create, prove, preserve or protect (but not enforce) the Junior Liens upon any Collateral.

Both before and during an insolvency or liquidation proceeding until the Discharge of Parity Lien Obligations, none of the holders of Junior Lien Obligations, the Collateral Trustee (unless acting pursuant to an Act of Required Debtholders) or any Junior Lien Representative will be permitted to:

(1) request judicial relief, in an insolvency or liquidation proceeding or in any other court, that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right or remedy otherwise available to the holders of Parity Lien Obligations in respect of the Parity Liens or that would limit, invalidate, avoid or set aside any Parity Lien or subordinate the Parity Liens to the Junior Liens or grant the Junior Liens equal ranking to the Parity Liens;

(2) oppose or otherwise contest any motion for (A) relief from the automatic stay or (B) any injunction against foreclosure or (C) any enforcement of Parity Liens, in each case made by any holder of Parity Lien Obligations or any Parity Lien Representative in any insolvency or liquidation proceeding;

(3) oppose or otherwise contest any lawful exercise by any holder of Parity Lien Obligations or any Parity Lien Representative of the right to credit bid Parity Lien Obligations at any sale of Collateral in the foreclosure of Parity Liens;

(4) oppose or otherwise contest any other request for judicial relief made in any court by any holder of Parity Lien Obligations or any Parity Lien Representative relating to the lawful enforcement of any Parity Lien; or

(5) challenge the validity, enforceability, perfection or priority of the Parity Liens with respect to the Collateral.

Notwithstanding the foregoing, both before and during an insolvency or liquidation proceeding, the holders of Junior Lien Obligations or Junior Lien Representatives may take any actions and exercise any and all rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of an insolvency or liquidation proceeding against EFIH in accordance with applicable law; provided the Collateral Trust Agreement will provide that no holder of Junior Lien Obligations or Junior Lien Representative will be permitted to take any of the actions prohibited by clauses (1) through (5) of the preceding paragraph or oppose or contest any order that it has agreed not to oppose or contest under the provisions described under “—Insolvency or Liquidation Proceedings.”

At any time prior to the Discharge of Parity Lien Obligations and after (1) the commencement of any insolvency or liquidation proceeding in respect of EFIH or (2) the Collateral Trustee and each Junior Lien Representative have received written notice from any Parity Lien Representative stating that (A) any Series of Parity Lien Debt has become due and payable in full (whether at maturity, upon acceleration or otherwise) or (B) the holders of Parity Liens securing one or more Series of Parity Lien Debt have become entitled under any Parity Lien Document to and desire to enforce any or all of the Parity Liens by reason of a default under such Parity Lien Documents, no payment of money (or the equivalent of money) will be made from the proceeds of Collateral by EFIH to the Collateral Trustee (other than distributions to the Collateral Trustee in respect of its fees under the Collateral Trust Agreement and for the benefit of the holders of Parity Lien Obligations), any Junior Lien Representative or any holder of Junior Lien Obligations (including, without limitation, payments and prepayments made for application to Junior Lien Obligations).

All proceeds of Collateral received by any Junior Lien Representative or any holder of Junior Lien Obligations in violation of the immediately preceding paragraph will be held by such Person in trust for the account of the holders of Parity Lien Obligations and remitted to any Parity Lien Representative upon demand by such Parity Lien Representative. The Junior Liens will remain attached to and, subject to the provisions described under “—Provisions of the EFIH Indenture Relating to Security—Ranking of Parity Liens,” enforceable against all proceeds so held or remitted. All proceeds of Collateral received by any Junior Lien Representative or any holder of Junior Lien Obligations not in violation of the immediately preceding paragraph will be received by such Person free from the Parity Liens.

Pursuant to the Public Utility Regulatory Act (“PURA”), Texas Utilities Code §§39.262(l) and 39.915 and, through October 10, 2012, to the Final Order in PUCT Docket No. 34077, the Public Utility Commission of Texas (the “PUCT”) must approve any change in majority ownership, controlling ownership or operational control of Oncor Electric Delivery. As a result, prior to any foreclosure on the Collateral consisting of membership interests in Oncor Holdings, approval of the PUCT will be required if such foreclosure consists of a change in majority ownership or control of Oncor Holdings. Pursuant to PURA §§39.262(m) and 39.915(b), the PUCT will approve such a transfer if it finds that the transaction is in the public interest. In making its determination, these sections of PURA provide that the PUCT will consider whether the transaction will adversely affect the reliability of service, availability of service or cost of service of Oncor Electric Delivery. We cannot assure you that such approval will be granted and, if it is not granted, the Collateral Trustee may not be able to liquidate the Collateral consisting of membership interests and, accordingly, the Collateral Trustee may not be able to distribute any proceeds to Holders of the Notes upon such foreclosure. If the approval is granted, then PUCT approval would also be required with respect to any subsequent disposition of a majority or controlling interest in the membership interests of Oncor Holdings.

In addition, pursuant to the terms of an investor rights agreement among EFH Corp., Oncor Holdings, Oncor Electric Delivery and the minority investor in Oncor Electric Delivery, a transfer of the Equity Interests in Oncor Holdings to a third party, including as a result of any enforcement of the Lien on the Collateral consisting of Equity Interests of Oncor Holdings or Oncor Electric Delivery, may give rise to a tag-along right of the minority investor(s) in Oncor Electric Delivery to participate in that transfer on a pro rata basis.

Waiver of Right of Marshalling

The Collateral Trust Agreement will provide that, prior to the Discharge of Parity Lien Obligations, the holders of Junior Lien Obligations, each Junior Lien Representative and the Collateral Trustee may not assert or enforce any right of marshalling accorded to a junior lienholder, as against the holders of Parity Lien Obligations and the Parity Lien Representatives (in their capacity as senior or priority lienholders) with respect to the Collateral. Following the Discharge of Parity Lien Obligations, the holders of Junior Lien Obligations and any Junior Lien Representative may assert their right under the Uniform Commercial Code or otherwise to any proceeds remaining following a sale or other disposition of Collateral by, or on behalf of, the holders of Parity Lien Obligations.

Insolvency or Liquidation Proceedings

If in any insolvency or liquidation proceeding and prior to the Discharge of Parity Lien Obligations, the holders of Parity Lien Obligations by an Act of Required Debtholders consent to any order:

(1) for use of cash collateral;

(2) approving a debtor-in-possession financing secured by a Lien that is senior to or on a parity with all Parity Liens upon any property of the estate in such insolvency or liquidation proceeding;

(3) granting any relief on account of Parity Lien Obligations as adequate protection (or its equivalent) for the benefit of the holders of Parity Lien Obligations in the Collateral; or

(4) relating to a sale of assets of EFIH that provides, to the extent the Collateral sold is to be free and clear of Liens, that all Parity Liens and Junior Liens will attach to the proceeds of the sale;

then, the holders of Junior Lien Obligations and the Junior Lien Representatives will not oppose or otherwise contest the entry of such order; provided, that the holders of Junior Lien Obligations or a Junior Lien Representative may request the grant to the Collateral Trustee, for the benefit of the holders of Junior Lien Obligations and the Junior Lien Representatives, of a Junior Lien upon any property on which a Lien is (or is to be) granted under such order to secure the Parity Lien Obligations, co-extensive in all respects with, but subordinated, as provided in the provisions described under “—Provisions of the EFIH Indenture Relating to Security—Ranking of Parity Liens,” to, such Lien and all Parity Liens on such property. The holders of Parity Lien Obligations (including the Holders of the Notes) and the Parity Lien Representatives (including the Trustee) will agree not to oppose or otherwise contest in any respect any request made by the Junior Lien Representatives for a Junior Lien pursuant to the proviso to the preceding sentence.

Notwithstanding the foregoing, both before and during an insolvency or liquidation proceeding, the holders of Junior Lien Obligations and the Junior Lien Representatives may take any actions and exercise any and all rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of insolvency or liquidation proceedings against EFIH in accordance with applicable law; provided that the Collateral Trust Agreement will provide that no holder of Junior Lien Obligations or Junior Lien Representative will be permitted to take any of the actions prohibited under the third and fourth paragraphs of the provisions described under “—Enforcement of Liens,” or oppose or contest any order that it has agreed not to oppose or contest under clauses (1) through (4) of the preceding paragraph.

Neither the holders of Junior Lien Obligations nor any Junior Lien Representative will file or prosecute in any insolvency or liquidation proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Collateral under the Junior Liens, except that:

(1) they may freely seek and obtain relief granting a Junior Lien co-extensive in all respects with, but subordinated, as provided in the provisions described under “—Provisions of the EFIH Indenture Relating to Security—Ranking of Parity Liens,” to, all Liens granted in such insolvency or liquidation proceeding to, or for the benefit of, the holders of Parity Lien Obligations; and

(2) they may freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of Parity Lien Obligations.

Order of Application

The Collateral Trust Agreement will provide that if any Collateral is sold or otherwise realized upon by the Collateral Trustee in connection with any foreclosure, collection or other enforcement of Liens granted to the Collateral Trustee in the Security Documents, the proceeds received by the Collateral Trustee from such foreclosure, collection or other enforcement will be distributed by the Collateral Trustee in the following order of application:

FIRST, to the payment of all amounts payable under the Collateral Trust Agreement on account of the Collateral Trustee’s fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the Collateral Trustee or any co-trustee or agent of the Collateral Trustee in connection with any Security Document;

SECOND, ratably to the respective Parity Lien Representatives for application, after payment of any fees and expenses (including but not limited to, attorney’s fees and expenses) of such Parity Lien Representative, to the payment of all outstanding Notes and other Parity Lien Debt and any other Parity Lien Obligations that are then due and payable in such order as may be provided in the relevant Parity Lien Documents in an amount sufficient to pay in full in cash all outstanding Notes and other Parity Lien Debt and all other Parity Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the relevant Parity Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Parity Lien Document) of all outstanding letters of credit constituting Parity Lien Debt);

THIRD, to the respective Junior Lien Representatives for application to the payment of all outstanding Junior Lien Debt and any other Junior Lien Obligations that are then due and payable in such order as may be provided in the Junior Lien Documents in an amount sufficient to pay in full in cash all outstanding Junior Lien Debt and all other Junior Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Junior Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Junior Lien Document) of all outstanding letters of credit, if any, constituting Junior Lien Debt); and

FOURTH, any surplus remaining after the payment in full in cash of the amounts described in the preceding clauses will be paid to EFIH, or its successors or assigns, or as a court of competent jurisdiction may direct.

If any Junior Lien Representative or any holder of a Junior Lien Obligation collects or receives any proceeds in respect of any foreclosure, collection or other enforcement to which it was not entitled pursuant to the terms of the immediately preceding paragraphs, whether after the commencement of an insolvency or liquidation proceeding or otherwise, such Junior Lien Representative or such holder of a Junior Lien Obligation, as the case may be, will forthwith deliver the same to the Collateral Trustee to be applied in accordance with the provisions set forth in the immediately preceding paragraphs. Until so delivered, such proceeds will be held by that Junior Lien Representative or that holder of a Junior Lien Obligation, as the case may be, in trust for the benefit of the holders of the Parity Lien Obligations. These provisions will not apply to payments received by any holder of Junior Lien Obligations if such payments are not proceeds of, or the result of a realization upon, Collateral.

The provisions set forth above under this “Order of Application” caption are intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Secured Debt Obligations, each present and future Secured Debt Representative and the Collateral Trustee as holder of Parity Liens and Junior Liens. EFIH will be required to cause the Secured Debt Representative of each future Series of Secured

Lien Debt to deliver a joinder to the Collateral Trust Agreement, including a Lien Sharing and Priority Confirmation, to the Collateral Trustee and each other Secured Debt Representative at the time of incurrence of such Series of Secured Lien Debt.

In connection with the application of proceeds in accordance with the provisions set forth above under this “Order of Application” caption, except as otherwise directed by an Act of Required Debtholders, the Collateral Trustee may sell any non-cash proceeds for cash prior to the application of the proceeds thereof.

Release of Security Interests

The Security Documents will provide that the Collateral will be released:

1. in whole, upon (a) payment in full of all outstanding Secured Debt Obligations at the time such debt is paid in full and (b) termination or expiration of all commitments to extend credit under all Secured Debt Documents and the cancellation or termination or cash collateralization in an account maintained by the Collateral Trustee (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Secured Debt Documents) of all outstanding letters of credit issued pursuant to any Secured Debt Documents; provided that the Issuer has delivered an Officer’s Certificate to the Collateral Trustee certifying that the conditions described in this paragraph 1. have been met and that such release of the Collateral does not violate the terms of any applicable Secured Debt Document;

2. with respect to the Note Obligations only, upon satisfaction and discharge of the EFIH Indenture as set forth under “—Satisfaction and Discharge”;

3. with respect to the Note Obligations only, upon a Legal Defeasance or Covenant Defeasance as set forth under “—Legal Defeasance and Covenant Defeasance”;

4. with respect to the Note Obligations only, upon payment in full of the Notes and all other Note Obligations that are outstanding, due and payable at the time the Notes are paid in full;

5. with respect to any Secured Debt Obligations (other than Note Obligations) only, upon payment in full of such Secured Lien Debt and all other Secured Debt Obligations in respect thereof that is outstanding, due and payable at the time such Secured Lien Debt is paid in full;

6. as to a release of all or substantially all of the Collateral, if (a) consent to the release of that Collateral has been given by holders of 66 2/3% of the aggregate principal amount of Parity Lien Debt at the time outstanding voting together as one class, as provided for in the applicable Secured Debt Documents; provided that if an Event of Default under the Notes or an event of default with respect to any other Secured Lien Debt has occurred and is continuing at the time of the solicitation of any such consent, the consent of holders of 66 2/3% of the aggregate principal amount of Secured Lien Debt at the time outstanding voting together as one class shall also be required, and (b) EFIH has delivered an Officer’s Certificate to the Collateral Trustee certifying that any such necessary consents have been obtained and that such release of the Collateral does not violate the terms of any applicable Secured Debt Document;

7. as to a release of less than all or substantially all of the Collateral, if (A) consent to the release of all Parity Liens (or, at any time after the Discharge of Parity Lien Obligations, consent to the release of all Junior Liens) on such Collateral has been given by holders of a majority of the aggregate principal amount of Parity Lien Debt at the time outstanding voting as one class, as provided for in the Parity Lien Documents (or, at any time after the Discharge of Parity Lien Obligations, holders of a majority of the aggregate principal amount of the Junior Lien Debt at the time outstanding voting together as one class, as provided for in the Junior Lien Documents) and (B) EFIH has delivered an Officer’s Certificate to the Collateral Trustee certifying that any such necessary consents have been obtained and that such release of the Collateral does not violate the terms of any applicable Secured Debt Document;

8. as to any Collateral that is sold, transferred or otherwise disposed of by EFIH in a transaction or other circumstance that is not prohibited by the terms of any applicable Secured Debt Document, at the time of, or immediately prior to, such sale, transfer or other disposition; provided that EFIH has delivered an Officer’s Certificate to the Collateral Trustee certifying that any such sale, transfer or other disposition does not violate the terms of any applicable Secured Debt Document; or

9. with respect to the Note Obligations only, in whole or in part, with the consent of the Holders of the requisite percentage of Notes in accordance with the provisions described under “—Amendment, Supplement and Waiver,” and upon delivery of instructions and any other documentation, in each case as required by the EFIH Indenture and the Security Documents, in a form satisfactory to the Collateral Trustee.

Upon compliance by EFIH with the conditions precedent set forth above, the Collateral Trustee shall promptly cause to be released and reconveyed to EFIH the released Collateral.

Amendment

The Collateral Trust Agreement will provide that no amendment or supplement to the provisions of the Collateral Trust Agreement or any other Security Document will be effective without the approval of the Collateral Trustee acting as directed by an Act of Required Debtholders, except that:

(1) any amendment or supplement that has the effect solely of (a) adding or maintaining Collateral, securing additional Secured Lien Debt that was otherwise permitted by the terms of the Secured Debt Documents to be secured by the Collateral or preserving, perfecting or establishing the priority of the Liens thereon or the rights of the Collateral Trustee therein, (b) curing any ambiguity, defect or inconsistency; (c) providing for the assumption of the obligations of EFIH under any Security Document in the case of a merger or consolidation or sale of all or substantially all of the assets of EFIH; or (d) making any change that would provide any additional rights or benefits to the holders of Secured Debt Obligations, the Secured Debt Representatives or the Collateral Trustee or that does not adversely affect the legal rights under any Secured Debt Document of any holder of Secured Debt Obligations, the Secured Debt Representatives or the Collateral Trustee, will, in each case, become effective when executed and delivered by EFIH and the Collateral Trustee;

(2) no amendment or supplement that reduces, impairs or adversely affects the right of any holder of Secured Debt Obligations:

(a) to vote its outstanding Secured Lien Debt as to any matter described as subject to an Act of Required Debtholders or direction by the Required Parity Lien Debtholders or Required Junior Lien Debtholders (or amends the provisions of this clause (2) or the definition of “Act of Required Debtholders,” “Required Parity Lien Debtholders” or “Required Junior Lien Debtholders”);

(b) to share in the order of application described under “—Order of Application” in the proceeds of enforcement of or realization on any Collateral that has not been released in accordance with the provisions described under “—Release of Security Interests”; or

(c) to require that Liens securing Secured Debt Obligations be released only as set forth in the provisions described under “—Release of Security Interests,”

will become effective without the consent of the requisite percentage or number of holders of each Series of Secured Lien Debt so affected under the applicable Secured Debt Documents; and

(3) no amendment or supplement that imposes any obligation upon the Collateral Trustee or any Secured Debt Representative or adversely affects the rights of the Collateral Trustee, as determined by the Collateral Trustee in its sole discretion, or any Secured Debt Representative, respectively, in its individual capacity as such will become effective without the consent of the Collateral Trustee or such Secured Debt Representative, respectively.

Notwithstanding the foregoing clause (1), but subject to clauses (2) and (3) above:

(1) any Security Document that secures Junior Lien Obligations (but not Parity Lien Obligations) may be amended or supplemented with the approval of the Collateral Trustee acting as directed in writing by the Required Junior Lien Debtholders, unless such amendment or supplement would not be permitted under the terms of the Collateral Trust Agreement or the other Parity Lien Documents; and

(2) any amendment or waiver of, or any consent under, any provision of the Collateral Trust Agreement or any other Security Document that secures Parity Lien Obligations (except any such amendment, waiver or consent that releases Collateral with respect to which any consent of holders of Junior Lien Debt is required pursuant to the Collateral Trust Agreement, which will be governed by the provisions set forth above) will apply automatically to any comparable provision of any comparable Junior Lien Document without the consent of or notice to any holder of Junior Lien Obligations and without any action by EFIH or any Holder of Notes or holder of other Junior Lien Obligations.

Voting

In connection with any matter under the Collateral Trust Agreement requiring a vote of holders of Secured Lien Debt, each Series of Secured Lien Debt will cast its votes in accordance with the Secured Debt Documents governing such Series of Secured Lien Debt. The amount of Secured Lien Debt to be voted by a Series of Secured Lien Debt will equal (1) the aggregate outstanding principal amount of Secured Lien Debt held by such Series of Secured Lien Debt (including outstanding letters of credit whether or not then available or drawn), plus (2) the aggregate unfunded commitments to extend credit which, when funded, would constitute Indebtedness of such Series of Secured Lien Debt. Following and in accordance with the outcome of the applicable vote under its Secured Debt Documents, the Secured Debt Representative of each Series of Secured Lien Debt will vote the total amount of Secured Lien Debt under that Series of Secured Lien Debt as a block in respect of any vote under the Collateral Trust Agreement.

Provisions of the EFIH Indenture Relating to Security

Equal and Ratable Sharing of Collateral by Holders of Parity Lien Debt

The EFIH Indenture will provide that, notwithstanding:

(1) anything contained in the Collateral Trust Agreement or in any other Security Documents;

(2) the time of incurrence of any Series of Parity Lien Debt;

(3) the order or method of attachment or perfection of any Liens securing any Series of Parity Lien Debt;

(4) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Parity Lien upon any Collateral;

(5) the time of taking possession or control over any Collateral;

(6) that any Parity Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

(7) the rules for determining priority under any law governing relative priorities of Liens,

all Parity Liens granted at any time by EFIH will secure, equally and ratably, all present and future Parity Lien Obligations.

The foregoing section is intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Parity Lien Obligations, each present and future Parity Lien Representative and the Collateral Trustee as holder of Parity Liens.

Ranking of Parity Liens

The EFIH Indenture will require the Junior Lien Documents, if any, to provide that, notwithstanding:

(1) anything to the contrary contained in the Security Documents;

(2) the time of incurrence of any Series of Parity Lien Debt;

(3) the order or method of attachment or perfection of any Liens securing any Series of Parity Lien Debt;

(4) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Lien upon any Collateral;

(5) the time of taking possession or control over any Collateral;

(6) that any Parity Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

(7) the rules for determining priority under any law governing relative priorities of Liens,

all Junior Liens at any time granted by EFIH will be subject and subordinate to all Parity Liens securing Parity Lien Obligations.

The EFIH Indenture will also require the Junior Lien Documents, if any, to provide that the provisions described in the foregoing clauses (1) through (7) are intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Parity Lien Obligations, each present and future Parity Lien Representative and the Collateral Trustee as holder of Parity Liens.

Relative Rights

The EFIH Indenture will require that nothing in the Junior Lien Documents will:

(1) impair, as between EFIH and the Holders of the Notes, the obligation of EFIH to pay principal, premium, if any, and interest on the Notes in accordance with their terms or any other obligation of EFIH under the EFIH Indenture;

(2) affect the relative rights of Holders of Notes as against any other creditors of EFIH (other than holders of Junior Liens or other Parity Liens);

(3) restrict the right of any Holder of Notes to sue for payments that are then due and owing (but not enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions described under “—Security for the Notes—Enforcement of Liens” or “—Security for the Notes—Insolvency or Liquidation Proceedings”);

(4) restrict or prevent any Holder of Notes or holder of other Parity Lien Obligations, the Collateral Trustee or any other Person from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by the provisions described under “—Security for the Notes—Enforcement of Liens” or “—Security for the Notes—Insolvency or Liquidation Proceedings”; or

(5) restrict or prevent any Holder of Notes or holder of other Parity Lien Obligations, the Trustee, the Collateral Trustee or any other Person from taking any lawful action in an insolvency or liquidation proceeding not specifically restricted or prohibited by the provisions described under “—Security for the Notes—Enforcement of Liens” or “—Security for the Notes—Insolvency or Liquidation Proceedings.”

Further Assurances

The EFIH Indenture and the Security Documents will provide that EFIH, at its own expense, will do or cause to be done all acts and things that may be required, or that the Collateral Trustee from time to time may reasonably request, to assure and confirm that the Collateral Trustee holds, for the benefit of the Secured Debt Representatives and holders of Secured Debt Obligations, duly created and enforceable and perfected Liens upon the Collateral (including any property or assets that are acquired or otherwise become Collateral after the Notes are issued), in each case, as contemplated by, and with the Lien priority required under, the Secured Debt Documents.

Upon the reasonable request of the Collateral Trustee or any Secured Debt Representative at any time and from time to time, EFIH, at its own expense, will promptly execute, acknowledge and deliver such security documents, instruments, certificates, notices and other documents, and take such other actions as may be reasonably required, or that the Collateral Trustee may reasonably request, to create, perfect, protect, assure or enforce the Liens and benefits intended to be conferred, in each case as contemplated by the Secured Debt Documents for the benefit of the holders of Secured Debt Obligations.

Impairment of Security Interest

The Pledge Agreement will provide that EFIH will not take or omit to take any action which would or could reasonably be expected to have the result of materially adversely affecting or impairing the Liens in favor of the Collateral Trustee, the Trustee and the holders of the Notes with respect to the Collateral. EFIH shall not grant to any Person, or permit any Person to retain (other than the Collateral Trustee), any interest whatsoever in the Collateral, other than pursuant to clause (3) of the definition of “Permitted Liens.” EFIH and its Restricted Subsidiaries will not enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the EFIH Indenture, the Notes and the Security Documents. EFIH shall, at its sole cost and expense, execute and deliver all such agreements and instruments as necessary, or as the Trustee shall reasonably request, to more fully or accurately describe the assets and property intended to be Collateral or the obligations intended to be secured by the Pledge Agreement or any other Security Document.

After-Acquired Property

Promptly following the acquisition by EFIH of any Equity Interests in any Oncor Subsidiary or any Indebtedness of, or other Investments in, any Oncor Subsidiary or any property or assets required to be pledged as Collateral pursuant to the covenant described under “—Repurchase at the Option of Holders—Asset Sales” or any Equity Interests in or any Indebtedness of, or other Investments in, any Successor Oncor Business, EFIH shall execute and deliver such security instruments, pledges, financing statements and certificates and opinions of counsel as shall be reasonably necessary to vest in the Collateral Trustee a perfected first-priority security interest in such Equity Interests, Indebtedness or other Investments or property or assets and to have such Equity Interests, Indebtedness or other Investments or property or assets added to the Collateral and thereupon all provisions of the EFIH Indenture relating to the Collateral shall be deemed to relate to such Equity Interests, Indebtedness or other Investments or property or assets to the same extent and with the same force and effect.

Repurchase at the Option of Holders

Change of Control

The Notes will provide that if a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all the outstanding Notes as described under “Optional Redemption” and will redeem all of the outstanding Notes pursuant thereto, the Issuer will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register with a copy to the Trustee or otherwise in accordance with the procedures of DTC, with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuer to purchase such Notes; provided that the paying agent receives, not later than the close of business on the expiration date of the Change of Control Offer, a telegram, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7) that the Holders whose Notes are being repurchased only in part will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof; and

(8) the other instructions, as determined by the Issuer, consistent with the covenant described under this “—Repurchase at the Option of Holders—Change of Control” section, that a Holder must follow.

Any proceeds received by the Issuer or its Restricted Subsidiaries from a sale, conveyance or disposition of Collateral or other Oncor-related Assets that constitutes a Change of Control shall be subject to a perfected security interest for the benefit of the holders of the Secured Debt Obligations until consummation of the Change of Control Offer.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the EFIH Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the EFIH Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1) accept for payment all Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer.

Other agreements relating to Senior Indebtedness to which the Issuer may be a party may provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the EFIH Indenture). If we experience a change of control that triggers a default under such agreements, we could seek a waiver of such default or seek to refinance the applicable indebtedness. In the event we do not obtain such a waiver or refinance the applicable indebtedness, such default could result in amounts outstanding under the applicable indebtedness being declared due and payable and could cause any

Receivables Facility to be wound down. Additionally, the terms of certain series of EFH Corp.’s debt, including debt guaranteed by EFIH, provide that certain change of control events (including a Change of Control under the EFIH Indenture) would result in EFH Corp. being required to offer to purchase such debt.

Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us or EFH Corp. and, thus, the removal of incumbent management. As discussed above, a change in control of EFIH would require regulatory approval by the PUCT under the public interest standard and, through October 10, 2012, the PUCT order. As of the Issue Date, we have no present intention to engage in a transaction involving a Change of Control and we are not aware of any such transaction being contemplated by EFH Corp., although it is possible that we or EFH Corp. could decide to engage in such a transaction in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the EFIH Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.” Such restrictions in the EFIH Indenture can be waived with the consent of the Holders of a majority in principal amount of the outstanding Notes. Except for the limitations contained in such covenants, however, the EFIH Indenture will not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

The Issuer will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the EFIH Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes, subject to certain exceptions, a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above.

The provisions under the EFIH Indenture relating to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the outstanding Notes.

Asset Sales

The EFIH Indenture will provide that EFIH will not, and will not permit any of its Restricted Subsidiaries to consummate, directly or indirectly, an Asset Sale, unless:

(1) EFIH or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by EFIH) of the assets sold or otherwise disposed of; and

(2)(A) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by EFIH or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a) except in the case of an Asset Sale of Collateral, any liabilities (as shown on EFIH’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of EFIH or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes or that are owed to EFIH or an Affiliate of EFIH, that are assumed by the transferee of any such assets and for which EFIH and all of its Restricted Subsidiaries have been validly released by all applicable creditors in writing,

(b) any securities received by the EFIH or such Restricted Subsidiary from such transferee that are converted by EFIH or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c) any Designated Non-cash Consideration received by EFIH or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value; provided that the aggregate fair market value of Designated Non-cash Consideration received by EFIH after the Issue Date in respect of Asset Sales of Collateral shall not exceed $400.0 million, shall be deemed to be cash for purposes of this clause (A) and for no other purpose; and

(B) any consideration received by EFIH from an Asset Sale of Collateral shall be concurrently pledged as Collateral for the benefit of the Holders of the Notes and holders of the other Secured Debt Obligations; provided that to the extent such consideration is received by EFIH in cash, it shall be held in a cash collateral account pending the application of such cash consideration pursuant to this covenant.

In respect of Net Proceeds received by EFIH or any Restricted Subsidiary from Asset Sales (other than an Asset Sale of Collateral or other Oncor-related Assets), within 450 days after the receipt of any Net Proceeds of any such Asset Sale, EFIH or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1) to repay or prepay Parity Lien Debt of EFIH (other than the Notes) (and, in the case of revolving loans and other similar obligations, permanently reduce the commitment thereunder) on a pro rata basis (including to make Restricted Payments to EFH Corp. to permit EFH Corp. to repay or prepay Indebtedness of EFH Corp. (other than Indebtedness owed to a Subsidiary of EFH Corp.) that is guaranteed by EFIH and constitutes Parity Lien Debt), but only up to an aggregate principal amount equal to such Net Proceeds to be used to repay Indebtedness pursuant to this clause (1) multiplied by a fraction, the numerator of which is the aggregate outstanding principal amount of such Parity Lien Debt and the denominator of which is the aggregate principal amount of all Parity Lien Debt (including the Notes), based on amounts outstanding on the date of closing of such Asset Sale; provided that EFIH shall equally and ratably reduce Obligations under the Notes as provided under “—Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for a Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof plus the amount of accrued but unpaid interest, if any;

(2) to permanently reduce:

(a) Obligations under Senior Indebtedness which is Secured Indebtedness permitted by the EFIH Indenture, and to correspondingly reduce commitments with respect thereto;

(b) Obligations under other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto); provided that the Issuer shall equally and ratably reduce Obligations under the

Notes as provided under “—Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or otherwise by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any; or

(c) Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary (or any Affiliate thereof);

(3) to make (a) an Investment in any one or more businesses; provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business; or

(4) to make an Investment in (a) any one or more businesses; provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (3) and (4) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as EFIH, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) (and reinvest within the later of 450 days from the date of receipt of Net Proceeds and 180 days of receipt of such commitment), and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, EFIH or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within the later of (a) 180 days of such cancellation or termination or (b) the initial 450-day period; provided further, that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Notwithstanding the preceding paragraph, to the extent that regulatory approval is necessary for an asset purchase or investment, or replacement, repair or restoration on any asset or investment, then EFIH or any Restricted Subsidiary shall have an additional 365 days to apply the Net Proceeds from such Asset Sale in accordance with the preceding paragraph.

Any Net Proceeds from Asset Sales (other than Asset Sales of Collateral or other Oncor-related Assets) that are not invested or applied as provided and within the time period set forth in the first sentence of the second preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $200.0 million, EFIH shall make an offer to all Holders of the Notes and, if required or permitted by the terms of any Senior Indebtedness, to the holders of such Senior Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Senior Indebtedness that is a minimum of $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date fixed for the closing of such offer, in accordance with the procedures set forth in the EFIH Indenture. EFIH will commence an Asset Sale Offer with respect to Excess Proceeds within 10 Business Days after the date that Excess Proceeds exceed $200.0 million by mailing the notice required pursuant to the terms of the EFIH Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Notes and such Senior Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, EFIH may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the EFIH Indenture. If the aggregate principal amount of Notes or the Senior Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Notes and such Senior Indebtedness will be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Senior Indebtedness tendered. Additionally, EFIH may, at its option, make an Asset Sale Offer using proceeds from any Asset Sale (other than Asset Sales of Collateral or other Oncor-related Assets) at any time after consummation of such Asset Sale; provided that such Asset Sale Offer shall be in an aggregate amount of not less than $25.0 million. Upon consummation of such Asset Sale Offer, any Net Proceeds not required to be used to purchase Notes shall not be deemed Excess Proceeds.

In respect of Net Proceeds received by EFIH or any Restricted Subsidiary from Asset Sales of Collateral or other Oncor-related Assets, within 450 days after the receipt by EFIH or any Restricted Subsidiary of any Net Proceeds of any such Asset Sale, EFIH or such Restricted Subsidiary shall be required to deposit the Net Proceeds from such Asset Sale into a cash collateral account that is subject to a perfected security interest for the benefit of the holders of Secured Lien Debt to be held solely for the purpose of repayment of principal, premium, if any, and interest on, and/or to repay, prepay, repurchase or redeem, the Notes and other Parity Lien Obligations as described in the following clauses (1) and (2) (unless an Investment as described in the following clause (3) is made),

(1) to repay or prepay Parity Lien Debt of EFIH (other than the Notes) (and, in the case of revolving loans and other similar obligations, permanently reduce the commitment thereunder) on a pro rata basis (including to make Restricted Payments to EFH Corp. to permit EFH Corp. to repay or prepay Indebtedness of EFH Corp. that is guaranteed by EFIH and constitutes Parity Lien Debt), but only up to an aggregate principal amount equal to such Net Proceeds to be used to repay Indebtedness pursuant to this clause (1) multiplied by a fraction, the numerator of which is the aggregate outstanding principal amount of such Parity Lien Debt and the denominator of which is the aggregate outstanding principal amount of all Parity Lien Debt (including the Notes), in each case based on amounts outstanding on the date of closing of such Asset Sale; provided that EFIH shall equally and ratably reduce Obligations under the Notes as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for a Collateral Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof plus the amount of accrued and unpaid interest, if any;

(2) to repay, repurchase or redeem the Notes as provided under “—Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for a Collateral Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof plus the amount of accrued but unpaid interest, if any; or

(3) to make an Investment in any Oncor Subsidiary or Successor Oncor Business; provided such Investment is received by EFIH and shall be concurrently pledged as Collateral for the benefit of the Holders of the Notes and holders of the other Secured Debt Obligations; and provided, further that to the extent the proceeds of any such Investment are subsequently dividended, distributed or otherwise paid back to EFIH without having been invested in a good faith, bona fide manner, such proceeds will continue to constitute Net Proceeds from such Asset Sale.

Notwithstanding the preceding paragraph, in the event that regulatory approval is necessary for an Investment in any Oncor Subsidiary, then the Issuer or any Restricted Subsidiary shall have an additional 365 days to apply the Net Proceeds from such Asset Sale in accordance with the preceding paragraph.

Any Net Proceeds from Asset Sales of Collateral or other Oncor-related Assets that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute “Collateral Excess Proceeds.” When the aggregate amount of Collateral Excess Proceeds exceeds $200.0 million, the Issuer and/or any of its Restricted Subsidiaries shall make an offer to all Holders of the Notes and, if required or permitted by the terms of any Parity Lien Debt, to the holders of such Parity Lien Debt (and if required or permitted by the terms of any Indebtedness of EFH Corp. that is guaranteed by EFIH and constitutes Parity Lien Debt, EFH Corp. may make an offer to all holders of such Indebtedness) (a “Collateral Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Parity Lien Debt that is a minimum of $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Collateral Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date fixed for the closing of such offer, in accordance with the procedures set forth in the EFIH Indenture. The Issuer and/or any of its Restricted Subsidiaries will commence a Collateral Asset Sale Offer with respect to Collateral Excess Proceeds within 10 Business Days after the date that Collateral Excess Proceeds exceed $200.0 million by mailing the notice required pursuant to the terms of the EFIH Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Notes and such Parity Lien Debt tendered pursuant to a Collateral Asset Sale Offer is less than the Collateral Excess Proceeds, EFIH and/or any of its Restricted Subsidiaries may use any remaining Collateral Excess Proceeds for general corporate purposes, subject to other covenants contained in the EFIH Indenture and the terms of such Parity Lien Debt. If the aggregate principal amount of Notes or the Parity Lien Debt surrendered by such holders thereof exceeds the amount of Collateral Excess Proceeds, the Notes and such Parity Lien Debt will be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Parity Lien Debt tendered. Additionally, the Issuer (and, if applicable, EFH Corp.) may, at its option, make a Collateral Asset Sale Offer using proceeds from any Asset Sale of Collateral or other Oncor-related Assets at any time after consummation of such Asset Sale; provided that such Collateral Asset Sale Offer shall be in an aggregate amount of not less than $25.0 million. Upon consummation of such Collateral Asset Sale Offer, any Net Proceeds not required to be used to purchase Notes shall not be deemed Collateral Excess Proceeds and the Issuer and its Restricted Subsidiaries may use any remaining Net Proceeds for general corporate purposes, subject to the other covenants contained in the EFIH Indenture.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the EFIH Indenture; provided, however, that any Net Proceeds that represents proceeds of Collateral or other Oncor-related Assets shall be deposited and held in a cash collateral account that is subject to a perfected security interest for the benefit of the Holders of the Notes and the holders of the other Secured Debt Obligations pending final application thereof in accordance with this covenant. For the avoidance of doubt, final application of Net Proceeds that represent proceeds of Collateral or other Oncor-related Assets includes, without limitation, the consummation of a Collateral Asset Sale Offer.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer or a Collateral Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the EFIH Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the EFIH Indenture by virtue thereof.

Selection and Notice

If the Issuer is redeeming less than all of the Notes issued by it at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed, (b) on a pro rata basis to the extent practicable or (c) by lot or such other similar method in accordance with the procedures of DTC. No Notes of $2,000 or less can be redeemed in part.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or Redemption Date to each Holder of Notes at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the EFIH Indenture. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed. The notice will also state any conditions applicable to a redemption.

The Issuer will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption but such redemption may be subject to one or more conditions precedent. On and after the Redemption Date, interest ceases to accrue on Notes or portions thereof called for redemption.

Certain Covenants

Limitation on Restricted Payments

EFIH will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any payment or distribution on account of EFIH’s, or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(a) dividends or distributions by EFIH payable solely in Equity Interests (other than Disqualified Stock) of EFIH; or

(b) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, EFIH or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of EFIH or any direct or indirect parent of EFIH, including in connection with any merger or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7) and (8) of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (other than Subordinated Indebtedness of EFIH to EFH Corp. or any of its subsidiaries which was used by EFIH to pay principal on its Indebtedness); or

(b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above (other than any exception thereto) being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, the Restricted Payment Coverage Ratio for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date of such Restricted Payment would have been at least 2.00 to 1.00; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by EFIH and its Restricted Subsidiaries after the Closing Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below)

pursuant to clause (b) thereof only), (6)(c), (9), (14) and (18) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a) 50% of the Consolidated Net Income of EFIH for the period (taken as one accounting period) beginning October 11, 2007, to the end of EFIH’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by EFIH, of marketable securities or other property received by EFIH since immediately after the Closing Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i)(A) Equity Interests of EFIH, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by EFIH, of marketable securities or other property received from the sale of:

(x) Equity Interests to members of management, directors or consultants of EFIH, any direct or indirect parent company of EFIH and EFIH’s Subsidiaries after the Closing Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y) Designated Preferred Stock; and

(B) to the extent such net cash proceeds are actually contributed to the capital of EFIH, Equity Interests of EFIH’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii) debt securities of EFIH that have been converted into or exchanged for such Equity Interests of EFIH;

provided, however, that this clause (b) shall not include the proceeds from (V) Refunding Capital Stock (as defined below), (W) Equity Interests or debt securities of EFIH sold to a Restricted Subsidiary, as the case may be, (X) Disqualified Stock or debt securities that have been converted into or exchanged for Disqualified Stock or (Y) Excluded Contributions; plus

(c) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by EFIH, of marketable securities or other property contributed to the capital of EFIH following the Closing Date (other than net cash proceeds to the extent such net cash proceeds (i) have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (ii) are contributed by a Restricted Subsidiary or (iii) constitute Excluded Contributions); plus

(d) 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by EFIH, of marketable securities or other property received by means of:

(i) the sale or other disposition (other than to EFIH or a Restricted Subsidiary) of Restricted Investments (other than Restricted Investments in any Oncor Subsidiary or Successor Oncor Business) made by EFIH or its Restricted Subsidiaries after the Closing Date and repurchases and redemptions of such Restricted Investments from EFIH or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by EFIH or its Restricted Subsidiaries after the Closing Date; or

(ii) the sale (other than to EFIH or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary (other than (x) to the extent the Investment in such Unrestricted Subsidiary was made by EFIH or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph (y) to the extent such Investment constituted a Permitted Investment or (z) an Investment in the Oncor Subsidiaries or any Successor Oncor Business) or a distribution or dividend from an Unrestricted Subsidiary after the Closing Date (other than distributions or dividends from the Oncor Subsidiaries or any Successor Oncor Business, except to the extent such distributions or dividends were received prior to the Issue Date and exceeded the aggregate amount of Investments in the Oncor Subsidiaries then outstanding under clauses (7) and (11) of the next succeeding paragraph and clauses (8) and (13) of the definition of “Permitted Investments”; and to the extent that the amount of such distributions or dividends did not exceed such aggregate amount of Investments then outstanding under such clauses, the amount of such Investments then outstanding under any of such clauses shall be reduced by the amount of such distributions or dividends received); plus

(e) in the case of the redesignation of an Unrestricted Subsidiary (other than the Oncor Subsidiaries or any Successor Oncor Business) as a Restricted Subsidiary after the Closing Date, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by EFIH in good faith (or if such fair market value exceeds $200.0 million, in writing by an Independent Financial Advisor), at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than to the extent the Investment in such Unrestricted Subsidiary was made by EFIH or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

As of June 30, 2009, EFIH would have had approximately $1.5 billion available for Restricted Payments under clause (3) above.

The foregoing provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the EFIH Indenture;

(2)(a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) or Subordinated Indebtedness of the Issuer or a Guarantor or any Equity Interests of any direct or indirect parent company of EFIH, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of EFIH or any direct or indirect parent company of EFIH to the extent contributed to the capital of EFIH (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of EFIH) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Guarantor made in exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor, as the case may be, which is incurred in compliance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b) such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

(c) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

(d) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of EFIH or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of EFIH, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, including any Equity Interests rolled over by management of EFIH or any of its direct or indirect parent companies in connection with the Transactions; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $25.0 million (which shall increase to $50.0 million subsequent to the consummation of an underwritten public Equity Offering by EFIH or any direct or indirect parent entity of EFIH) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $75.0 million in any calendar year (which shall increase to $150.0 million subsequent to the consummation of an underwritten public Equity Offering by EFIH or any direct or indirect parent entity of EFIH)); provided, further that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of EFIH and, to the extent contributed to EFIH, Equity Interests of any of EFIH’s direct or indirect parent companies, in each case to members of management, directors or consultants of EFIH, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Closing Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by EFIH or its Restricted Subsidiaries after the Closing Date; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided, further that cancellation of Indebtedness owing to EFIH or any Restricted Subsidiary from members of management of EFIH, any of EFIH’s direct or indirect parent companies or any of EFIH’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of EFIH or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the EFIH Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of EFIH or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6)(a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by EFIH after the Closing Date;

(b) the declaration and payment of dividends to a direct or indirect parent company of EFIH, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of

Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after the Closing Date; provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to EFIH from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Restricted Payment Coverage Ratio for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date of such Restricted Payment would have been at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries having an aggregate fair market value (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed (A) 1.5% of Total Assets at the time of such Investment and (B) to the extent invested in any of the Oncor Subsidiaries or any Successor Oncor Business, $500.0 million;

(8) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9) the declaration and payment of dividends on EFIH’s common stock or membership interests (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following consummation of the first public offering of EFIH’s common stock or the common stock of any of its direct or indirect parent companies after the Closing Date, of up to 6% per annum of the net cash proceeds received by or contributed to EFIH in or from any such public offering, other than public offerings with respect to EFIH’s common stock registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments in an aggregate amount equal to the amount of Excluded Contributions;

(11)(A) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11)(A) not to exceed $100.0 million; and (B) the making of Intercompany Loans to EFH Corp. so long as EFIH is a Subsidiary of EFH Corp. in amounts required (after taking into account any funds received by EFH Corp. from its other Subsidiaries after the Issue Date for such purpose) for EFH Corp. to pay, in each case without duplication, (1) interest when due on the Existing EFH Corp. Notes (other than any Existing EFH Corp. Notes then held by EFIH), the New EFH Corp. Notes and any Indebtedness incurred to replace, refund or refinance any such debt and (2) any Optional Interest Repayment (as defined in the 2017 Notes) or any similar payments on Indebtedness incurred to replace, refund or refinance such Indebtedness; provided that in connection with any such replacement, refunding or refinancing under this clause (2), the aggregate principal amount of such Indebtedness is not increased (except by an amount equal to accrued interest, fees and expenses payable in connection therewith);

(12) distributions or payments of Receivables Fees;

(13) any Restricted Payment made as part of or in connection with the Transactions (including payments made after the Closing Date in respect of EFIH’s and its Subsidiaries’ or parent companies’ long- term incentive plan or in respect of tax gross-ups or other deferred compensation) and the fees and expenses related thereto or used to fund amounts owed to Affiliates (including dividends to any direct or indirect parent of EFIH to permit payment by such parent of such amount), in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under “—Repurchase at the Option of Holders—Change of Control” and “—Repurchase at the Option of Holders—Asset Sales”; provided that all Notes tendered by Holders in connection with a Change of Control Offer, Asset Sale Offer or Collateral Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(15) the declaration and payment of dividends or distributions by EFIH to, or the making of loans to, any direct or indirect parent company in amounts required (after taking into account any funds received by such parent company from its other Subsidiaries after the Issue Date for such purpose) for any direct or indirect parent companies to pay, in each case without duplication,

(a) franchise and excise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b) foreign, federal, state and local income taxes, to the extent such income taxes are attributable to the income of EFIH and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that EFIH and its Subsidiaries would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were EFIH, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

(c) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of EFIH to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of EFIH and its Subsidiaries;

(d) general corporate operating and overhead costs and expenses of any direct or indirect parent company of EFIH to the extent such costs and expenses are attributable to the ownership or operation of EFIH and its Subsidiaries;

(e) fees and expenses other than to Affiliates of EFIH related to any unsuccessful equity or debt offering of such parent entity;

(16) Restricted Payments to EFH Corp. with the Net Proceeds from Asset Sales to be used by EFH Corp. to repay or prepay Indebtedness of EFH Corp. that is guaranteed by EFIH and constitutes Parity Lien Debt, to the extent the repayment or prepayment of such Indebtedness is permitted by the second or sixth paragraph of, or an Asset Sale Offer or a Collateral Asset Sale Offer made in accordance with, the covenant described under “—Repurchase at Option of Holders—Asset Sales”;

(17) Restricted Payments in the form of a dividend to EFH Corp. (so long as EFIH is a Subsidiary of EFH Corp.) of (a) any Existing EFH Corp. Notes or Indebtedness of TCEH received by EFIH (i) in exchange for the Notes in the Exchange Offer or otherwise contributed to it or (ii) in exchange for Indebtedness of EFH Corp. or TCEH received in exchange for the Notes in the Exchange Offer or otherwise contributed to it, or (b) any Indebtedness of EFH Corp. or its Subsidiaries existing on the Issue Date received by EFIH in exchange for Indebtedness of the Issuer or any Guarantor permitted to be incurred under clause (2) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” in each case, including any payments received from the applicable obligor thereon to the extent such payments are excluded when calculating Consolidated Net Income;

(18) Restricted Payments to EFH Corp. (so long as EFIH is a Subsidiary of EFH Corp.) in an aggregate amount not to exceed EFH Corp.’s Ratable Portion of Oncor Dividends to the extent such dividends have not been used by EFIH or any of its Restricted Subsidiaries to make a Restricted Payment pursuant to the first paragraph of this covenant; provided that the proceeds of such Restricted Payments are used by EFH Corp. to pay interest on the Existing EFH Corp. Notes, the New EFH Corp. Notes, any Parity Lien Debt of EFH Corp. or any refinancings thereof;

(19) guarantees of Indebtedness of EFH Corp. to the extent permitted to be incurred under clause (2) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(20) Restricted Payments in the form of a dividend to EFH Corp. from the cash collateral account established to hold Net Proceeds from Asset Sales of Collateral or other Oncor-related Assets in accordance with the sixth paragraph of the covenant described under “—Repurchase at the Option of Holders—Asset Sales,” solely to fund scheduled interest payments when due and payable on Indebtedness of EFH Corp. that is guaranteed by EFIH and constitutes Parity Lien Debt; provided that any individual Restricted Payment made pursuant to this clause (20) may not exceed the amount of the next scheduled interest payment on such Parity Lien Debt of EFH Corp. and that proceeds from such cash collateral account are being applied pro rata to make scheduled interest payments on Parity Lien Debt of EFIH.

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (7), (11) and (18), no Default shall have occurred and be continuing or would occur as a consequence thereof.

For the avoidance of doubt, the spin-off by EFH Corp. of the Equity Interests of EFIH in a Permitted Asset Transfer would not be a Restricted Payment.

As of the Issue Date, all of EFIH’s Subsidiaries (including the Oncor Subsidiaries) will be Unrestricted Subsidiaries other than EFIH Finance. EFIH will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the penultimate paragraph of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by EFIH and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the EFIH Indenture.

Notwithstanding the foregoing provisions of this covenant, EFIH will not, and will not permit any of its Restricted Subsidiaries to, pay any cash dividend or make any cash distribution to EFH Corp. or in respect of EFIH’s Capital Stock or purchase for cash or otherwise acquire for cash any Capital Stock of EFIH or any direct or indirect parent of EFIH for the purpose of paying any cash dividend or making any cash distribution to, or acquiring Capital Stock of any direct or indirect parent of EFIH for cash from, the Investors, or guarantee any Indebtedness of any Affiliate of EFIH for the purpose of paying such dividend, making such distribution or so acquiring such Capital Stock to or from the Investors, in each case by means of utilization of the cumulative Restricted Payment credit provided by the first paragraph of this covenant, or the exceptions provided by clauses (1), (7) or (11) of the second paragraph of this covenant or clauses (8), (10) or (13) of the definition of “Permitted Investments,” unless (x) at the time and after giving effect to such payment, the Consolidated Leverage Ratio of EFIH would be equal to or less than 6.00 to 1.00 prior to a Permitted Asset Transfer and 7.00 to 1.00 after a Permitted Asset Transfer and (y) such payment is otherwise in compliance with this covenant.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

EFIH will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness), and EFIH will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that EFIH may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted

Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for EFIH and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(1) the incurrence of Indebtedness under Credit Facilities by the Issuer or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $750.0 million outstanding at any one time;

(2) the incurrence (v) by the Issuer or any Guarantor of Indebtedness represented by the Notes to be issued on the Issue Date, (w) by EFIH of the guarantees of the New EFH Corp. Notes to be issued on the Issue Date, (x) by the Issuer or any Guarantor of any Additional Notes (including any guarantees thereof) to be issued after the Issue Date or of any guarantee of any additional New EFH Corp. Notes to be issued after the Issue Date, (y) by the Issuer or any Guarantor of any other Indebtedness and (z) by the Issuer of the New EFH Corp. Notes or any other Parity Lien Debt of EFH Corp. in the event it is assumed by the Issuer in connection with a Permitted Asset Transfer; provided that the aggregate principal amount of Indebtedness incurred under this clause (2), together with refinancings thereof, shall not exceed $4.0 billion; and provided, further that the aggregate amount of Indebtedness that may be incurred under this clause (2) shall be reduced by an amount equal to the amount of Parity Lien Debt repaid using the Net Proceeds from Asset Sales of Collateral or other Oncor-related Assets in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales”;

(3) Indebtedness represented by the guarantee by EFIH of (i) Indebtedness of EFH Corp. in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2)), including its guarantees of the Existing EFH Corp. Notes (including any PIK interest which may be paid with respect thereto and guarantees thereof) and (ii) additional Indebtedness of EFH Corp. incurred after the Issue Date (other than Indebtedness described in clauses (1) and (2)) up to an aggregate principal amount of $3.0 billion outstanding at any one time;

(4) Indebtedness consisting of Capitalized Lease Obligations and Purchase Money Obligations, so long as such Indebtedness (except Environmental CapEx Debt) exists at the date of such purchase, lease or improvement, or is created within 270 days thereafter;

(5) Indebtedness incurred by EFIH or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation or employee health claims, or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation or employee health claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of EFIH or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that such Indebtedness is not reflected on the balance sheet of EFIH, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6));

(7) Indebtedness of EFIH to a Restricted Subsidiary or (so long as EFIH is a Subsidiary of EFH Corp.) to EFH Corp. or any of its restricted Subsidiaries, (a) to the extent the proceeds of any such Indebtedness to EFH Corp. or any of its restricted Subsidiaries is used by EFIH to pay principal and interest on its Indebtedness or to make Investments in any Oncor Subsidiary or any Successor Oncor Business and (b) to the extent such Indebtedness to EFH Corp. or its restricted Subsidiaries refinances Indebtedness of EFIH, such refinancing Indebtedness has a Weighted Average Life to Maturity which is not less than the Weighted Average Life to Maturity of the Indebtedness being refinanced; provided that any such Indebtedness is expressly subordinated in right of payment to the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary (or, in the case of Indebtedness to EFH Corp or any of its restricted Subsidiaries, EFIH ceasing to be a Subsidiary of EFH Corp.) or any other subsequent transfer of any such Indebtedness (except to EFIH or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (7);

(8) Indebtedness of a Restricted Subsidiary to EFIH or another Restricted Subsidiary or if such Restricted Subsidiary is a Guarantor (so long as EFIH is a Subsidiary of EFH Corp.), to EFH Corp. or any of its restricted Subsidiaries, (a) to the extent the proceeds of such Indebtedness to EFH Corp. or its restricted Subsidiaries are used by EFIH to pay principal and interest on its Indebtedness or to make Investments in any Oncor Subsidiary or any Successor Oncor Business and (b) to the extent such Indebtedness refinances Indebtedness of EFIH, such refinancing Indebtedness has a Weighted Average Life to Maturity which is not less than the Weighted Average Life to Maturity of the Indebtedness being refinanced; provided that if a Guarantor incurs such Indebtedness, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary (or, in the case of Indebtedness to EFH Corp. or any of its restricted Subsidiaries, EFIH ceasing to be a Subsidiary of EFH Corp.) or any other subsequent transfer of any such Indebtedness (except to EFIH or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (8);

(9) shares of Preferred Stock of a Restricted Subsidiary issued to EFIH or another Restricted Subsidiary or if such Restricted Subsidiary is a Guarantor (so long as EFIH is a Subsidiary of EFH Corp.), to EFH Corp. or any of its restricted Subsidiaries, (a) to the extent that the proceeds of such Preferred Stock issued to EFH Corp. or its Restricted Subsidiaries are used by EFIH to pay principal and interest on its Indebtedness or to make Investments in any Oncor Subsidiary or any Successor Oncor Business and (b) to the extent such Preferred Stock refinances Indebtedness of EFIH, such Preferred Stock has a Weighted Average Life to Maturity which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refinanced; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary (or, in the case of Preferred Stock issued to EFH Corp or any of its restricted Subsidiaries, EFIH ceasing to be a Subsidiary of EFH Corp.) or any other subsequent transfer of any such shares of Preferred Stock (except to EFIH or another of its Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause (9);

(10) Hedging Obligations; provided that such Hedging Obligations are not entered into for speculative purposes (as determined by EFIH in its reasonable discretion acting in good faith);

(11) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by EFIH or any of its Restricted Subsidiaries in the ordinary course of business;

(12)(a) Indebtedness or Disqualified Stock of EFIH and Indebtedness, Disqualified Stock or Preferred Stock of EFIH or any Restricted Subsidiary equal to 100.0% of the net cash proceeds received by EFIH since immediately after the Closing Date from the issue or sale of Equity Interests of EFIH or cash contributed to the capital of EFIH (in each case, other than Excluded Contributions or proceeds of Disqualified Stock or sales of Equity Interests to EFIH or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of EFIH and Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $250.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which EFIH or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13) the incurrence or issuance by EFIH or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock of EFIH or any Restricted Subsidiary incurred as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock of EFIH or any Restricted Subsidiary issued to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock of EFIH or any Restricted Subsidiary including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(a) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

(b) to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c) shall not include Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of EFIH that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of EFIH or a Guarantor;

and, provided, further that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Obligations under Credit Facilities secured by Permitted Liens; and, provided, further that with respect to any pollution control revenue bonds or similar instruments, the maturity of any series thereof shall be deemed to be the date set forth in any instrument governing such Indebtedness for the remarketing of such Indebtedness;

(14) Indebtedness, Disqualified Stock or Preferred Stock of (x) EFIH or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by EFIH or any Restricted Subsidiary or merged into EFIH or a Restricted Subsidiary in accordance with the terms of the EFIH Indenture; provided that after giving effect to such acquisition or merger, either (a) EFIH would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or (b) such Fixed Charge Coverage Ratio of EFIH and the Restricted Subsidiaries is greater than immediately prior to such acquisition or merger;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within two Business Days of its incurrence;

(16) Indebtedness of EFIH or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to any Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17)(a) any guarantee by EFIH or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary, so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the EFIH Indenture, or (b) any guarantee by a Restricted Subsidiary of Indebtedness of EFIH; provided that such guarantee is incurred in accordance with the covenant described under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18) Indebtedness of EFIH or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, incurred in the ordinary course of business; and

(19) Indebtedness consisting of Indebtedness issued by EFIH or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof or of any direct or indirect parent company of EFIH, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of EFIH or any direct or indirect parent company of EFIH to the extent described in clause (4) of the second paragraph under “—Limitation on Restricted Payments.”

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (19) above or is entitled to be incurred pursuant to the first paragraph of this covenant, EFIH, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; and

(2) at the time of incurrence, EFIH will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The EFIH Indenture will provide that EFIH will not, and will not permit EFIH Finance or any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of EFIH, EFIH Finance or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of EFIH, EFIH Finance or such Guarantor, as the case may be.

The EFIH Indenture will not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

EFIH will not, and will not permit EFIH Finance or any Guarantor that is a Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related guarantee, on any asset or property of the Issuer or any Guarantor that is a Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Notes and any related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Notes or any Guarantees are equally and ratably secured or are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens;

except that the foregoing shall not apply to (a) Liens securing Indebtedness permitted to be incurred pursuant to clause (2) or clause (3) (ii) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that the Notes or any related Guarantee are secured on at least an equal and ratable basis as such Indebtedness, (b) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit relating thereto, that was permitted by the terms of the EFIH Indenture to be incurred pursuant to clause (1) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (c) Liens incurred to secure Obligations in respect of any Indebtedness permitted to be incurred pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, with respect to Liens securing Obligations permitted under this subclause (c), at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur would be no greater than 5.0 to 1.0. Any Lien which is granted to secure the Notes under this covenant shall be discharged at the same time as the discharge of the Lien (other than through the exercise of remedies with respect thereto) that gave rise to the obligation to so secure the Notes.

Notwithstanding the foregoing, EFIH will not, directly or indirectly, create, incur, assume or suffer to exist any Lien on the Collateral (other than a Permitted Lien described under clause (3) of the definition of “Permitted Liens”), or any income or profits therefrom, or assign or convey any right to receive income therefrom except:

(1) Liens on the Collateral securing up to $4.0 billion in aggregate principal amount of Parity Lien Debt (including the Notes, Additional Notes and any New EFH Corp. Notes and additional New EFH Corp. Notes and any guarantees of any of the foregoing and/or other Indebtedness incurred pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); provided that such amount shall be reduced by an amount equal to the amount of Parity Lien Debt repaid using the Net Proceeds from Asset Sales of Collateral or other Oncor-related Assets in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales”; and

(2) Junior Liens on the Collateral securing Junior Lien Debt permitted to be incurred pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Merger, Consolidation or Sale of All or Substantially All Assets

EFIH may not consolidate or merge with or into or wind up into (whether or not EFIH is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) EFIH is the surviving corporation or the Person formed by or surviving any such consolidation, wind-up or merger (if other than EFIH) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited liability company or trust organized or existing under the laws of the jurisdiction of organization of EFIH or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company, if other than EFIH, and, to the extent the Successor Company is not a corporation, a Subsidiary of such Successor Company that is a co-obligor and a corporation organized or existing under the laws of the United States, any state of the United States, the District of Columbia or any territory thereof, expressly assumes all the obligations of EFIH under the Notes, the EFIH Indenture and the Security Documents, to the extent EFIH is a party thereto, pursuant to a supplemental indenture or other document or instrument in form reasonably satisfactory to the Trustee; provided that in the case of a merger of EFIH with and into EFH Corp., such supplemental indenture shall amend the definitions, covenants, events of default and other terms of the EFIH Indenture such that the amended terms shall be substantially similar to those of the EFH Corp. Notes and the related indenture described under “Description of the EFH Corp. Notes”;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions (including, without limitation, any transaction the proceeds of which are applied to reduce the Indebtedness of the Successor Company or the Issuer, as the case may be), as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or

(b) such Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for EFIH and its Restricted Subsidiaries immediately prior to such transaction;

(5) in connection with a Permitted Asset Transfer other than a merger of EFIH with and into EFH Corp., the rating on the Notes shall not have been downgraded by two or more of the Rating Agencies (or, if the Notes are rated by only one Rating Agency at the time of the first notice of such Permitted Asset Transfer, such Rating Agency) during the period commencing 30 days prior to the first public notice of the occurrence of a Permitted Asset Transfer or the intention of the Issuer or any Subsidiary thereof to effect a Permitted Asset Transfer and ending on the date 60 days after such notice relative to the rating at the start of such period;

(6) each Guarantor, unless it is the other party to the transactions described above, in which case clause (1)(b) of the second succeeding paragraph shall apply, shall have by a supplemental indenture confirmed that its Guarantee and any Security Documents to which it is a party shall apply to such Person’s obligations under the EFIH Indenture and the Notes; and

(7) EFIH shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, wind-up, merger or transfer and such supplemental indenture, if any, comply with the EFIH Indenture and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture shall comply with the applicable provisions of the EFIH Indenture;

provided, for the purposes of this covenant only, a transaction meeting the requirements of the proviso to clause (1) under the definition of “Change of Control” will not be deemed to be a sale, assignment, transfer conveyance or other disposition of all or substantially all of the properties or assets of EFIH and its Subsidiaries. For the avoidance of doubt, EFIH may consummate a transaction meeting the requirements of the proviso to clause (1) under the definition of “Change of Control” without complying with this “Merger, Consolidation or Sale of All or Substantially All Assets” covenant, and the determination in the preceding proviso shall not affect the determination of what constitutes all or substantially all the assets of EFIH and its Subsidiaries under any other agreement to which EFIH is a party.

The Successor Company will succeed to, and be substituted for, EFIH under the EFIH Indenture and the Notes. Notwithstanding clauses (3) and (4) of the first paragraph of this “Merger, Consolidation or Sale of All or Substantially All Assets” covenant,

(1) any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to EFIH, and

(2) EFIH may merge with an Affiliate of EFIH solely for the purpose of reincorporating EFIH in a State of the United States, the District of Columbia or any territory thereof so long as the amount of Indebtedness of EFIH and its Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the EFIH Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, no Guarantor will, and EFIH will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not EFIH or Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1)(a) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation, wind-up or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the EFIH Indenture and such Guarantor’s related Guarantee and any Security Documents to which such Guarantor is a party pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(c) immediately after such transaction, no Default exists; and

(d) EFIH shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, wind-up, merger or transfer and such supplemental indentures, if any, comply with the EFIH Indenture; or

(2) the transaction is made in compliance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the EFIH Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the EFIH Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another

Guarantor or EFIH, (ii) merge with an Affiliate of EFIH solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (iii) convert into a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor.

EFIH Finance may not consolidate or merge with or into or wind up into (whether or not EFIH Finance is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of EFIH Finance’s properties or assets, in one or more related transactions, to any Person unless:

(1)(a) concurrently therewith, a corporate Wholly-Owned Subsidiary of EFIH that is a Restricted Subsidiary organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof expressly assumes all the obligations of EFIH Finance under the Notes and the EFIH Indenture pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; or

(b) after giving effect thereto, at least one obligor on the Notes shall be a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof; and

(2) immediately after such transaction, no Default exists; and

(3) EFIH Finance shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, wind-up, merger or transfer and such supplemental indenture, if any, comply with the EFIH Indenture and, if a supplemental indenture is required in connection with such transaction, such supplement shall comply with the applicable provisions of the EFIH Indenture.

Restrictions on Certain Investments in Oncor Subsidiaries and the Collateral

EFIH will not permit any Restricted Subsidiary to hold any Equity Interests in, or Indebtedness of, or other Investments in, any of the Oncor Subsidiaries or any Successor Oncor Business or any other Collateral.

EFIH will not permit any Unrestricted Subsidiary to hold any Equity Interests in, or Indebtedness of, or other Investments in, EFIH, and will not permit any Unrestricted Subsidiary to hold any Equity Interests in, or Indebtedness of, or other Investments in, any of the Oncor Subsidiaries or any Successor Oncor Business; provided that an Oncor Subsidiary may hold Equity Interests in, or Indebtedness of, or other Investments in, another Oncor Subsidiary and a Successor Oncor Business may hold Equity Interests in, Indebtedness of, or other Investments in, another Successor Oncor Business.

EFIH will not permit any of its Unrestricted Subsidiaries to accept any Investment from any Oncor Subsidiary or any Successor Oncor Business; provided that an Oncor Subsidiary may accept an Investment from another Oncor Subsidiary and a Successor Oncor Business may accept an Investment from another Successor Oncor Business.

EFIH will not sell, assign, transfer, convey or otherwise dispose of any Collateral, including any consideration (other than cash and Cash Equivalents) received by EFIH in an Asset Sale, including in respect of a Permitted Asset Swap of Collateral, except in connection with a sale of all or substantially all of the assets of EFIH in a manner permitted pursuant to the provisions described under “—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or pursuant to an Asset Sale that complies with the provisions of the covenant described under “—Repurchase at the Option of Holders—Asset Sales” pertaining to an Asset Sale of Collateral.

Transactions with Affiliates

EFIH will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of EFIH (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $25.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to EFIH or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by EFIH or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) EFIH delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $50.0 million, a resolution adopted by the majority of the board of directors of EFIH approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions (A) between or among EFIH or any of its Restricted Subsidiaries or between or among EFIH, any of its Restricted Subsidiaries and the Oncor Subsidiaries in the ordinary course of business or (B) between or among EFIH or any of its Restricted Subsidiaries and EFH Corp. or any of its restricted Subsidiaries in the ordinary course of business;

(2) Restricted Payments permitted by the provisions of the EFIH Indenture described under “—Limitation on Restricted Payments” and the definition of “Permitted Investments” or to any Permitted Asset Transfer made in accordance with the covenant described under “—Merger, Consolidation or Sale of All or Substantially All Assets” to the extent the agreements with respect to which contain reasonable and customary provisions (as determined by EFIH in good faith);

(3) the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors pursuant to the Sponsor Management Agreement (plus any unpaid management, consulting, monitoring and advisory fees and related expenses accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement, in each case as in effect on the Issue Date and only to the extent not otherwise paid for with funds (excluding any funds advanced on behalf of EFIH) provided by EFH Corp. or its other Subsidiaries, or any amendment thereto (so long as any such amendment is not disadvantageous in the good faith judgment of the board of directors of EFIH to the Holders when taken as a whole as compared to the Sponsor Management Agreement in effect on the Issue Date);

(4) the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, officers, directors, employees or consultants of EFIH, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which EFIH or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to EFIH or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to EFIH or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by EFIH or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(7) the existence of, or the performance by EFIH or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by EFIH or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

(8) the Transactions (including payments made after the Closing Date in respect of EFIH’s and its Subsidiaries’ or parent companies’ long-term incentive plan or in respect of tax gross-ups and other deferred compensation) and the payment of all fees and expenses related to the Transactions;

(9) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the EFIH Indenture which are fair to EFIH and its Restricted Subsidiaries, in the reasonable determination of the board of directors of EFIH or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance of Equity Interests (other than Disqualified Stock) of EFIH to any Permitted Holder or to any director, officer, employee or consultant of EFIH or any of its direct or indirect parent companies;

(11) sales of accounts receivable, or participations therein, in connection with any Receivables Facility for the benefit of EFIH or any of its Restricted Subsidiaries;

(12) payments by EFIH or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the board of directors of EFIH in good faith;

(13) payments or loans (or cancellation of loans) to employees or consultants of EFIH, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by EFIH in good faith;

(14) investments by the Investors in securities of EFIH or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities; and

(15) payments by EFIH (and any direct or indirect parent thereof) and its Subsidiaries pursuant to tax sharing agreements among EFIH (and any such parent) and its Subsidiaries on customary terms to the extent attributable to the ownership or operation of EFIH and its Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that EFIH, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent of amounts received from Unrestricted Subsidiaries) would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were EFIH and its Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

EFIH will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1)(a) pay dividends or make any other distributions to EFIH or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to EFIH or any of its Restricted Subsidiaries;

(2) make loans or advances to EFIH or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to EFIH or any of its Restricted Subsidiaries,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Existing EFH Corp. Notes and related documentation;

(b)(i) the EFIH Indenture, the Notes and the Security Documents and (ii) the New EFH Corp. Notes and related documentation (including the related security documents) in effect on the Issue Date;

(c) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d) applicable law or any applicable rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by EFIH or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of EFIH pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness that limits the right of the debtor to dispose of the assets securing such Indebtedness that is otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens”;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i)(A) other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (B) other Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and either (i) the provisions relating to such encumbrance or restriction contained such Indebtedness are no less favorable to EFIH, taken as a whole, as determined by EFIH in good faith, than the provisions contained in the EFIH Indenture, as in effect on the Issue Date or (ii) any such encumbrance or restriction does not prohibit (except upon a default thereunder) the payment of dividends or loans in an amount sufficient, as determined by EFIH in good faith, to make scheduled payments of cash interest of the Notes when due;

(j) customary provisions in joint venture agreements and other agreements or arrangements relating solely to such joint venture;

(k) customary provisions contained in leases or licenses of intellectual property and other agreements, in each case entered into in the ordinary course of business;

(l) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancing of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of EFIH, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing;

(m) restrictions created in connection with any Receivables Facility for the benefit of EFIH or any of its Restricted Subsidiaries that, in the good faith determination of EFIH, are necessary or advisable to effect the transactions contemplated under such Receivables Facility; and

(n) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale, hedging or similar agreement to which EFIH or any Restricted Subsidiary is a party entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance solely to the property or assets of EFIH or such Restricted Subsidiary that are the subject of such agreement, the payment rights arising thereunder and/or the proceeds thereof and does not extend to any other asset or property of EFIH or such Restricted Subsidiary or the assets or property of any other Restricted Subsidiary.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

EFIH will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of EFIH, EFIH Finance or any Guarantor), other than EFIH Finance, a Guarantor, a Foreign Subsidiary or a Receivables Subsidiary, to guarantee the payment of any Indebtedness of EFIH, EFIH Finance or any Guarantor, unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the EFIH Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer:

(a) if the Notes or such Guarantor’s Guarantee is subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary’s guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness; and

(b) if such Indebtedness is by its express terms subordinated in right of payment to the Notes, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes; and

(2) such Restricted Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against EFIH or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

In the event there is a future Restricted Subsidiary that Guarantees the Notes in accordance with this “Limitations of Guarantees of Indebtedness by Restricted Subsidiaries” covenant, such Guarantor, as a primary obligor and not merely as a surety, will fully and unconditionally guarantee (and jointly and severally with any other Guarantors), on a senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the EFIH Indenture and the Notes, whether for payment of principal of, premium, if any, or interest in respect of the Notes, expenses, indemnification or otherwise, on the terms set forth in the EFIH Indenture by executing the EFIH Indenture.

Any entity that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the EFIH Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

The obligations of each Guarantor, if any, under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law. However, this limitation may not be effective to prevent a Guarantee from being voided under fraudulent conveyance law, or may reduce or eliminate a Guarantor’s obligation to an amount that effectively makes its Guarantee worthless.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Exchange Offers and the New Senior Secured Notes—The liabilities of each of EFH Corp. and EFCH currently exceed its assets as shown on its most recent balance sheet, and after giving effect to the exchange offers, the liabilities of EFIH may exceed its assets as shown on its most recent balance sheet. If a court were to find that EFH Corp., EFCH or EFIH were insolvent before or after giving effect to the exchange offers and did not receive reasonably equivalent value or fair consideration in the exchange offers, the court may void all or a portion of the obligations represented by the New EFH Senior Secured Notes, the New EFIH Senior Secured Notes or the guarantees of the New EFH Senior Secured Notes by EFIH or EFCH or the pledge of the Collateral granted by EFIH for such notes as a fraudulent conveyance.”

In the event there is a future Restricted Subsidiary that Guarantees the Notes in accordance with this “Limitations of Guarantees of Indebtedness by Restricted Subsidiaries” covenant, any such Guarantee by a Guarantor will provide by its terms that it will be automatically and unconditionally released and discharged upon:

(1)(a) any sale, exchange or transfer (by merger, consolidation, wind-up or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary or sale of all or substantially all the assets of such Guarantor, which sale, exchange or transfer is made in compliance with the applicable provisions of the EFIH Indenture;

(b) the release or discharge of the guarantee by such Guarantor that resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

(c) the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the EFIH Indenture; or

(d) the exercise by the Issuer of its legal defeasance option or covenant defeasance option as described under “—Legal Defeasance and Covenant Defeasance” or the discharge of the Issuer’s obligations under the EFIH Indenture in accordance with the terms of the EFIH Indenture; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the EFIH Indenture relating to such transaction have been complied with.

Limitations on Business Activities of EFIH Finance

EFIH Finance may not hold assets, become liable for any obligations or engage in any business activities; provided that it may be a co-obligor with respect to the Notes or any other Indebtedness issued by EFIH and may engage in any activities directly related thereto or necessary in connection therewith. EFIH Finance shall be a Wholly-Owned Subsidiary of EFIH at all times.

Reports and Other Information

Notwithstanding that EFIH may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the EFIH Indenture will require EFIH to file with the SEC (and make available to the Trustee and Holders of the Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the Issue Date,

(1) within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(4) any other information, documents and other reports which EFIH would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case in a manner that complies in all material respects with the requirements specified in such form; provided that EFIH shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event EFIH will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders of the Notes, in each case within 15 days after the time EFIH would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

In the event that any direct or indirect parent company of EFIH becomes a Guarantor of the Notes, the EFIH Indenture will permit EFIH to satisfy its obligations in this covenant with respect to financial information relating to EFIH by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to EFIH and its Restricted Subsidiaries on a standalone basis, on the other hand.

Notwithstanding anything herein to the contrary, EFIH will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (3) under “Events of Default and Remedies” until 60 days after the date any report hereunder is due.

Events of Default and Remedies

The EFIH Indenture will provide that each of the following is an “Event of Default”:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2) default for 30 days or more in the payment when due of interest on or with respect to the Notes;

(3) failure by the Issuer or any Restricted Subsidiary for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 30% in principal amount of the outstanding Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the EFIH Indenture, the Notes or the Security Documents relating to the Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by EFIH or any of its Restricted Subsidiaries or the payment of which is guaranteed by EFIH or any of its Restricted Subsidiaries, other than Indebtedness owed to EFIH or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $250.0 million or more at any one time outstanding;

(5) failure by the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $250.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary);

(7) the Guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary), as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the EFIH Indenture or the release of any such Guarantee in accordance with the EFIH Indenture; or

(8) with respect to Collateral having a fair market value in excess of $250.0 million in the aggregate, any security interest and Lien purported to be created by any Security Document with respect to the Collateral (a) ceases to be in full force and effect, (b) ceases to give the Collateral Trustee, for the benefit of the holders of the Notes, the Liens, rights, powers and privileges purported to be created and granted thereby (including a perfected first-priority security interest in and Lien on, all of the Collateral thereunder) in favor of the Collateral Trustee, or (c) is asserted by EFIH not to be, a valid, perfected, first priority (except as otherwise expressly provided in the EFIH Indenture or the Collateral Trust Agreement) security interest in or Lien on the Collateral covered thereby.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the EFIH Indenture, the Trustee or the Holders of at least 30% in principal amount of the outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The EFIH Indenture will provide that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Notes.

Holders of the Notes may not enforce the EFIH Indenture, the Notes, the Security Documents or the Collateral Trust Agreement except as provided in such documents. The EFIH Indenture provides that the Holders of a majority in aggregate principal amount of the outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the EFIH Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the EFIH Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the EFIH Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder of a Note may pursue any remedy with respect to the EFIH Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 30% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) Holders of the Notes have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the EFIH Indenture the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the EFIH Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

The EFIH Indenture will provide that EFIH is required to deliver to the Trustee annually a statement regarding compliance with the EFIH Indenture, and EFIH is required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor or any of their parent companies (other than the Issuer and the Guarantors) shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Guarantees, the EFIH Indenture or any Security Document or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting the Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and any Guarantor under the EFIH Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes and have the Issuer’s and each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the EFIH Indenture;

(2) the Issuer’s obligations with respect to Notes concerning issuing temporary notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the EFIH Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the EFIH Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes, and the Issuer must specify whether such Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the EFIH Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(6) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of the Bankruptcy Code;

(7) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(8) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

The Collateral will be released from the Lien securing the Notes, as provided under “—Security for the Notes—Release of Security Interests,” upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described in this “Legal Defeasance and Covenant Defeasance” section.

Satisfaction and Discharge

The EFIH Indenture will be discharged and will cease to be of further effect as to all Notes, when either:

(1) all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)(a) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the EFIH Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit, and such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the EFIH Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(c) the Issuer has paid or caused to be paid all sums payable by it under the EFIH Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Collateral will be released from the Lien securing the Notes, as provided under “—Security for the Notes—Release of Security Interests,” upon a discharge of the EFIH Indenture in accordance with the provisions described in this “Satisfaction and Discharge” section.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the EFIH Indenture, any Guarantee, the Notes and the Security Documents relating to the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the outstanding Notes, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the outstanding Notes, and any existing

Default or compliance with any provision of the EFIH Indenture, the Notes issued thereunder or any Guarantee or the Security Documents relating to the Notes may be waived with the consent of the Holders of a majority in principal amount of the outstanding Notes, other than Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes).

The EFIH Indenture will provide that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (for the avoidance of doubt, the provisions described under “—Repurchase at the Option of Holders” are not redemptions of Notes);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the EFIH Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5) make any Note payable in money other than that stated therein;

(6) make any change in the provisions of the EFIH Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(9) make any change to or modify the ranking provisions of the EFIH Indenture or the Notes that would adversely affect the Holders; or

(10) except as expressly permitted by the EFIH Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders of the Notes.

In addition, without the consent of at least a majority in aggregate principal amount of the Notes then outstanding, an amendment, supplement or waiver may not modify any Security Document relating to the Notes or the provisions of the EFIH Indenture dealing with the Security Documents or application of trust moneys in any manner materially adverse to the Holders other than in accordance with the EFIH Indenture and the Security Documents. Without the consent of at least 66 2/3% in aggregate principal amount of the Notes then outstanding, no amendment, supplement or waiver may modify the Security Documents to release all or substantially all of the Collateral. Without the consent of at least a majority in aggregate principal amount of the Notes then outstanding, no amendment, supplement or waiver may modify the Security Documents to release less than all or substantially all of the Collateral.

Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee or the EFIH Indenture to which it is a party) and the Trustee may amend or supplement the EFIH Indenture, any Guarantee, the Notes or any Security Document without the consent of any Holder to;

(1) cure any ambiguity, omission, mistake, defect or inconsistency;

(2) provide for uncertificated Notes of such series in addition to or in place of certificated Notes;

(3) comply with the covenant relating to mergers, consolidations and sales of assets;

(4) provide for the assumption of the Issuer’s or any Guarantor’s obligations to the Holders;

(5) make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the EFIH Indenture of any such Holder;

(6) add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(7) comply with requirements of the SEC in order to effect or maintain the qualification of the EFIH Indenture under the Trust Indenture Act;

(8) evidence and provide for the acceptance and appointment under the EFIH Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9) provide for the issuance of Additional Notes;

(10) add a Guarantor under the EFIH Indenture;

(11) conform the text of the EFIH Indenture, the Guarantees, the Notes or any Security Document to any provision of this “Description of the EFIH Notes” to the extent that such provision in this “Description of the EFIH Notes” was intended to be a verbatim recitation of a provision of the EFIH Indenture, any Guarantees, the Notes or any Security Document;

(12) make any amendment to the provisions of the EFIH Indenture relating to the transfer and legending of Notes as permitted by the EFIH Indenture, including, without limitation, to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the EFIH Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(13) mortgage, pledge, hypothecate or grant any other Lien in favor of the Trustee for the benefit of the Holders of the Notes, as security for the payment and performance of all or any portion of the Obligations, in any property or assets; or

(14) provide for the accession or succession of any parties to the Security Documents (and other amendments that are administrative or ministerial in nature) in connection with an amendment, renewal, extension, substitution, refinancing, restructuring, replacement, supplementing or other modification from time to time of any agreement or action that is not prohibited by the EFIH Indenture, including to add any additional secured parties to the extent not prohibited by the EFIH Indenture.

The consent of the Holders is not necessary under the EFIH Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The EFIH Indenture will contain certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The EFIH Indenture will provide that the Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The EFIH Indenture will provide that in case an Event of

Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the EFIH Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The EFIH Indenture, the Notes and any Guarantees will be governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the EFIH Indenture. For purposes of the EFIH Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person on a consolidated basis in accordance with GAAP, but excluding from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“2017 Notes” means EFH Corp.’s 10.875% Senior Notes due 2017 and 11.250%/12.000% Senior Toggle Notes due 2017.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Act of Required Debtholders” means, as to any matter at any time:

(1) prior to the Discharge of Parity Lien Obligations, a direction in writing delivered to the Collateral Trustee by or with the written consent of the holders of a majority of the sum of:

(a) the aggregate outstanding principal amount of Parity Lien Debt (including outstanding letters of credit whether or not then available or drawn); and

(b) the aggregate unfunded commitments to extend credit which, when funded, would constitute Parity Lien Debt; and

(2) at any time after the Discharge of Parity Lien Obligations, a direction in writing delivered to the Collateral Trustee by or with the written consent of the holders of Junior Lien Debt representing the Required Junior Lien Debtholders.

For purposes of this definition, (a) Secured Lien Debt registered in the name of, or beneficially owned by, the Issuer or any Affiliate of the Issuer will be deemed not to be outstanding, and (b) votes will be determined in accordance with the provisions described under “—Security for the Notes—Voting.”

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Note; and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at October 15, 2014 (such redemption price being set forth in the table appearing under “—Optional Redemption”), plus (ii) all required interest payments due on such Note through October 15, 2014 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (each referred to in this definition as a “disposition”), whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of EFIH or any of its Restricted Subsidiaries (including the disposition of outstanding Equity Interests of an Unrestricted Subsidiary owned directly by EFIH or any of its Restricted Subsidiaries) and, solely to the extent cash or Cash Equivalents are received therefrom by any Oncor Subsidiary or any Successor Oncor Business and are thereafter dividended, distributed or otherwise paid to EFH Corp., EFIH or any of its Restricted Subsidiaries: (i) the primary issuance of new Equity Interests by any Oncor Subsidiary or any Successor Oncor Business, (ii) the disposition of outstanding Equity Interests of an Oncor Subsidiary or a Successor Oncor Business owned directly by another Oncor Subsidiary or by another Successor Oncor Business and (iii) the disposition of assets owned directly or indirectly by any Oncor Subsidiary or any Successor Oncor Business. For the avoidance of doubt, with respect to Unrestricted Subsidiaries other than Oncor Subsidiaries or Successor Oncor Businesses, the following shall not be deemed to be “Asset Sales”: (i) the primary issuance of new Equity Interests by an Unrestricted Subsidiary and (ii) sales or transfers of assets owned directly by Unrestricted Subsidiaries; or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”);

in each case, other than:

(a) any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment (including any such equipment that has been refurbished in contemplation of such disposition) in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of EFIH in a manner permitted by the covenant described under “—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” (other than a disposition excluded from such covenant by the proviso at the end of the first paragraph of such covenant) or any disposition that constitutes a Change of Control pursuant to the EFIH Indenture;

(c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $75.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to EFIH or by EFIH or a Restricted Subsidiary to another Restricted Subsidiary; provided however to the extent such transfer involves Collateral or any part thereof, the transferee shall execute a joinder agreement to the Security Documents and the Collateral Trust Agreement or enter into a substantially similar collateral trust or intercreditor agreement immediately upon consummation of such transaction in accordance with the requirements of the Security Documents to pledge such transferred Collateral for the benefit of the Holders of the Notes;

(f) except in the case of a disposition of Collateral, to the extent allowable under Section 1031 of the Code or any comparable or successor provision, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(h)(i) any disposition of Equity Interests in an Unrestricted Subsidiary (other than an Oncor Subsidiary or a Successor Oncor Business) and (ii) any sale, conveyance, transfer or other disposition of Equity Interests in, or assets of, any of the Oncor Subsidiaries or a Successor Oncor Business (other than the Collateral) to the extent no cash or Cash Equivalents are received in connection with such sale, conveyance, transfer or other disposition or to the extent any cash or Cash Equivalents received in connection with such sale, conveyance, transfer or other disposition are not dividended, distributed or otherwise paid to EFH Corp., EFIH or any of its Restricted Subsidiaries;

(i) foreclosures on assets not constituting Collateral;

(j) sales of accounts receivable, or participations therein, in connection with any Receivables Facility for the benefit of EFIH or any of its Restricted Subsidiaries;

(k) any financing transaction with respect to property built or acquired by EFIH or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the EFIH Indenture;

(l) [Intentionally omitted];

(m) except in the case of a disposition of Collateral, sales, transfers and other dispositions (i) of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell or put/call arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements or (ii) to joint ventures in connection with the dissolution or termination of a joint venture to the extent required pursuant to joint venture and similar arrangements;

(n) [Intentionally omitted];

(o) [Intentionally omitted];

(p) [Intentionally omitted];

(q) any Casualty Event; provided the net proceeds therefrom are deemed to be Net Proceeds and are applied in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales” or EFIH or such Restricted Subsidiary delivers to the Trustee a Restoration Certificate with respect to plans to invest (and reinvests within 450 days from the date of receipt of the Net Proceeds);

(r) the execution of (or amendment to), settlement of or unwinding of any Hedging Obligation in the ordinary course of business;

(s) any disposition of mineral rights (other than coal and lignite mineral rights); provided the net proceeds therefrom are deemed to be Net Proceeds and are applied in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales”;

(t) any sale, transfer or other disposal of any real property that is (i) primarily used or intended to be used for mining which has either been reclaimed, or has not been used for mining in a manner which requires reclamation, and in either case has been determined by EFIH not to be necessary for use for mining, (ii) used as buffer land, but no longer serves such purpose or its use is restricted such that it will continue to be buffer land, or (iii) was acquired in connection with power generation facilities, but has been determined by EFIH to no longer be commercially suitable for such purpose;

(u) [Intentionally omitted];

(v) dispositions of power, capacity, heat rate, renewable energy credits, waste by-products, energy, electricity, coal and lignite, oil and other petroleum based liquids, emissions and other environmental credits, ancillary services, fuel (including all forms of nuclear fuel and natural gas) and other related assets or products of services, including assets related to trading activities or the sale of inventory or contracts related to any of the foregoing, in each case in the ordinary course of business;

(w) [Intentionally omitted];

(x) any disposition of assets in connection with salvage activities; provided the net proceeds therefrom are deemed to be Net Proceeds and are applied in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales”; and

(y) any sale, transfer or other disposition of any assets required by any Government Authority; provided the net proceeds therefrom are deemed to be Net Proceeds and are applied in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”

“Asset Sale Offer” has the meaning set forth in the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”

“Bankruptcy Code” means Title 11 of the United States Code, as amended.

“Bankruptcy Law” means the Bankruptcy Code and any similar federal, state or foreign law for the relief of debtors.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP; provided that any obligations existing on the Issue Date (i) that were not included on the balance sheet of EFIH as capital lease obligations and (ii) that are subsequently recharacterized as capital lease obligations due to a change in accounting treatment shall for all purposes not be treated as Capitalized Lease Obligations.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1) United States dollars;

(2) euros or any national currency of any participating member state of the EMU or such local currencies held by EFIH and its Restricted Subsidiaries from time to time in the ordinary course of business;

(3) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government (or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of the U.S. government) with maturities, unless such securities are deposited to defease Indebtedness, of 24 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital. and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5) repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

(7) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(8) investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

(9) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(10) Indebtedness or Preferred Stock issued by Persons with a rating of A or higher from S&P or A2 or higher from Moody’s with maturities of 24 months or less from the date of acquisition; and

(11) Investments with average maturities of 24 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above; provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Casualty Event” means any taking under power of eminent domain or similar proceeding and any insured loss; provided that any such taking or similar proceeding or insured loss that results in Net Proceeds of less than $75.0 million shall not be deemed a Casualty Event.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of EFIH and its Subsidiaries, taken as a whole, or all or substantially all of the Collateral or Oncor-related Assets to any Person other than a Permitted Holder, other than (A) a Permitted Asset Transfer meeting the requirements of the proviso following clause (3) of this definition of “Change of Control” and

(B) any foreclosure on the Collateral; provided, however, that a transaction that would otherwise constitute a Change of Control pursuant to this clause (1) shall not constitute a Change of Control if:

(a) the consideration received in respect of such transaction (i) is received by EFIH or an Oncor Subsidiary or Successor Oncor Business, as the case may be; (ii) consists of Capital Stock of a Person in a Similar Oncor Business that (A) would become a Subsidiary of EFIH or such Oncor Subsidiary or Successor Oncor Business or (B) is a joint venture in which EFIH or such Oncor Subsidiary or Successor Oncor Business would have a significant equity interest (as determined by EFIH in good faith), (iii) is at least equal to the fair market value (as determined by EFIH in good faith) of the assets sold, transferred, conveyed or otherwise disposed of and (iv) if received by EFIH, shall be concurrently pledged as Collateral for the benefit of the Holders of the Notes and the holders of the other Secured Debt Obligations;

(b) immediately after such transaction no Default exists;

(c) immediately after giving pro forma effect to such transaction and any related financing transactions (including, without limitation, any transaction the proceeds of which are applied to reduce the Indebtedness of EFIH) as if the same had occurred at the beginning of the applicable four-quarter period, either:

(i) EFIH would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(ii) such Fixed Charge Coverage Ratio for EFIH and its Restricted Subsidiaries would be greater than such Fixed Charge Coverage Ratio for EFIH and its Restricted Subsidiaries immediately prior to such transaction;

(d) the rating on the Notes shall not have been downgraded by two or more of the Rating Agencies (or, if the Notes are rated by only one Rating Agency at the time of the first notice of such transaction, such Rating Agency) during the period commencing 30 days prior to the first public notice of the occurrence of such transaction or the intention of the Issuer or any Subsidiary thereof to effect such transaction and ending on the date 60 after such public notice relative to the rating at the start of such period; and

(e) each Guarantor, unless it is the other party to the transaction, shall have by a supplemental indenture confirmed that its Guarantee and any Security Documents to which it is a party shall apply to such Person’s obligations under the EFIH Indenture and the Notes;

(2) EFIH becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of EFIH or any of its direct or indirect parent companies; or

(3) at any time, EFH Corp. shall cease to own, directly or indirectly, beneficially and of record at least a majority of the total voting power of the voting stock of EFIH:

provided, however, that a Permitted Asset Transfer shall not constitute a Change of Control if,

(a) in the case of a Permitted Asset Transfer described in clause (2) of the definition of “Permitted Asset Transfer” or a Permitted Asset Transfer described in clause (1) of the definition of “Permitted

Asset Transfer” by way of merger, wind-up or consolidation of EFIH with or into another Person, such Permitted Asset Transfer complies with the “Merger, Consolidation or Sale of All or Substantially All Assets” covenant; provided that the Successor Company may not be an Oncor Subsidiary;

(b) in the case of a Permitted Asset Transfer described in clause (2) of the definition of “Permitted Asset Transfer” or a Permitted Asset Transfer described in clause (1) of the definition of “Permitted Asset Transfer” by way of merger, wind-up or consolidation of EFIH with or into another Person, the Successor Company has assumed all the obligations of the Issuer under the Notes and the EFIH Indenture and the Security Documents to which the Issuer is a party pursuant to agreements, in each case, reasonably satisfactory to the Trustee and the Collateral Trustee, in accordance with the “Merger, Consolidation or Sale of All or Substantially All Assets” covenant;

(c) immediately after such transaction no Default exists;

(d) immediately after giving pro forma effect to such transaction and any related financing transactions (including, without limitation, any transaction the proceeds of which are applied to reduce the Indebtedness of the Successor Company or EFIH, as the case may be) as if the same had occurred at the beginning of the applicable four-quarter period, either:

(i) the Successor Company, or EFIH, as the case may be, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(ii) the Fixed Charge Coverage Ratio (as defined in the EFIH Indenture) for the Successor Company and its Restricted Subsidiaries or EFIH and its Restricted Subsidiaries, as the case may be, would be greater than such Fixed Charge Coverage Ratio for EFIH and its Restricted Subsidiaries immediately prior to such transaction;

(e) the rating on the Notes shall not have been downgraded by two or more of the Rating Agencies (or, if the Notes are rated by only one Rating Agency at the time of the first notice of such Permitted Asset Transfer, such Rating Agency) during the period commencing 30 days prior to the first public notice of the occurrence of a Permitted Asset Transfer or the intention of the Issuer or any Subsidiary thereof to effect a Permitted Asset Transfer and ending on the date 60 days after such notice relative to the rating at the start of such period; and

(f) EFIH or the Successor Company, as the case may be, shall have delivered to the Trustee an Opinion of Counsel confirming that, subject to customary assumptions, exclusions and qualifications, the existing Security Documents, or to the extent that a Permitted Asset Transfer pursuant to clause (2) of the definition thereof or by way of merger, wind-up or consolidation of EFIH pursuant to clause (1) of the definition thereof is being consummated, the new or amended Security Documents to be entered into by EFIH or the Successor Company, as the case may be, are enforceable obligations of EFIH or the Successor Company, as the case may be, create a legally valid and enforceable security interest in the Collateral in favor of the Collateral Trustee for the benefit of the Holders of the Notes and the other Secured Debt Obligations, and that the security interests in the Collateral created by the Security Documents have been perfected.

“Class” means (1) in the case of Parity Lien Debt, every Series of Parity Lien Debt, taken together, and (2) in the case of Junior Lien Debt, every Series of Junior Lien Debt, taken together.

“Closing Date” means October 10, 2007.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor thereto.

“Collateral” means all assets or property, now owned or hereafter acquired by EFIH, to the extent such assets or property are pledged or assigned or purported to be pledged or assigned, or are required to be pledged or assigned under the Security Documents to the Collateral Trustee, together with the proceeds thereof.

“Collateral Asset Sale Offer” has the meaning set forth under “—Repurchase at the Option of Holders—Asset Sales.”

“Collateral Excess Proceeds” has the meaning set forth under “—Repurchase at the Option of Holders—Asset Sales.”

“Collateral Trustee” means The Bank of New York Mellon Trust Company, N.A., in its capacity as Collateral Trustee under the Collateral Trust Agreement, together with its successors in such capacity.

“Collateral Trustee’s Liens” means a Lien granted to the Collateral Trustee as security for Secured Debt Obligations.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, nuclear fuel costs, depletion of coal or lignite reserves, debt issuance costs, commissions, fees and expenses and Capitalized Software Expenditures, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers’ acceptances or any Collateral Posting Facility or similar facilities, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (u) accretion of asset retirement obligations and accretion or accrual of discounted liabilities not constituting Indebtedness, (v) any expense resulting from the discounting of any Indebtedness in connection with the application of purchase accounting, (w) any “additional interest” imposed in connection with failure to register other securities, (x) amortization of reacquired Indebtedness, deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

(2) interest on Indebtedness of another Person that is guaranteed by EFIH solely to the extent such interest is actually paid by EFIH under such guarantee; plus

(3) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(4) interest income of such Person and its Restricted Subsidiaries for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Leverage Ratio” as of any date of determination, means the ratio of (x) Consolidated Total Indebtedness (treating the Oncor Subsidiaries as Restricted Subsidiaries for purposes of such calculation) computed as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (y) the aggregate amount of EBITDA of EFIH (treating the Oncor Subsidiaries as Restricted Subsidiaries for purposes of such calculation) for the period of the most recently ended four full consecutive fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and such EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1) any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including Transaction fees and expenses to the extent incurred on or prior to December 31, 2008), severance, relocation costs, consolidation and closing costs, integration and facilities opening costs, business optimization costs, transition costs, restructuring costs, signing, retention or completion bonuses, and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded;

(2) the cumulative effect of a change in accounting principles during such period shall be excluded;

(3) any after-tax effect of income (loss) from disposed, abandoned or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded;

(4) any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or abandonments other than in the ordinary course of business, as determined in good faith by EFIH, shall be excluded;

(5) the Net Income for such period of any Person that is (a) not a Subsidiary, (b) an Unrestricted Subsidiary or (c) accounted for by the equity method of accounting shall be excluded; provided that Consolidated Net Income of EFIH shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period, other than dividends, distributions or other payments from the Oncor Subsidiaries or any Successor Oncor Business (i) from the proceeds of sales of Oncor-related Assets made after the Issue Date and (ii) consisting of Oncor-related Assets made after the Issue Date;

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived or is otherwise permitted by the covenant described under “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; provided that Consolidated Net Income of EFIH will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to EFIH or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(7) effects of all adjustments (including the effects of such adjustments pushed down to EFIH and its Restricted Subsidiaries) in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transactions or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(8) any net after-tax effect of income (loss) attributable to the early extinguishment of Indebtedness (other than Hedging Obligations) shall be excluded;

(9) any impairment charge or asset write-off, including, without limitation, impairment charges or asset write-offs related to intangible assets, long-lived assets or investments in debt and equity securities, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded;

(10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights, and any cash charges associated with the rollover, acceleration or payout of Equity Interests by management of EFIH or any of its direct or indirect parent companies in connection with the Transactions, shall be excluded;

(11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Closing Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded;

(12) accruals and reserves that are established or adjusted within twelve months after the Closing Date that are so required to be established as a result of the Transactions in accordance with GAAP, or changes as a result of adoption or modification of accounting policies, shall be excluded;

(13) to the extent covered by insurance and actually reimbursed, or, so long as EFIH has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded;

(14) any net after-tax effect of unrealized income (loss) attributable to Hedging Obligations or other derivative instruments shall be excluded; and

(15) any benefit from any fair market value of any contract as recorded on the balance sheet at the time of the Transactions shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income (A) any income arising from any sale or other disposition of Restricted Investments made by EFIH and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from EFIH and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by EFIH or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof and (B) any income described in paragraph (17) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“Consolidated Secured Debt Ratio” means, as of any date of determination, the ratio of (x) Consolidated Secured Indebtedness computed as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (y) the aggregate amount of EBITDA of EFIH for the period of the most recently ended four full consecutive fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Secured Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Consolidated Secured Indebtedness” means Consolidated Total Indebtedness secured by a Lien on any assets of EFIH or any of its Restricted Subsidiaries.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to (1) the aggregate amount of all outstanding Indebtedness of EFIH and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, debt obligations evidenced by promissory notes and similar instruments, letters of credit (only to the extent of any unreimbursed drawings thereunder) and Obligations in respect of Capitalized Lease Obligations, plus (2) the aggregate amount of all outstanding Disqualified Stock of EFIH and all Disqualified Stock and Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP, less (3) the aggregate amount of all Unrestricted Cash and less (4) all Deposit L/C Loans and Incremental Deposit L/C Loans outstanding on such date of determination. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by EFIH.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Covered Commodity” means any energy, electricity, generation capacity, power, heat rate, congestion, natural gas, nuclear fuel (including enrichment and conversion), diesel fuel, fuel oil, other petroleum-based liquids, coal, lignite, weather, emissions and other environmental credits, waste by-products renewable energy credit, or any other energy related commodity or service (including ancillary services and related risks (such as location basis)).

“Credit Facilities” means, with respect to EFIH or any of its Restricted Subsidiaries, one or more debt facilities or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted by the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Deposit L/C Loan” means any Deposit L/C Loans under, and as defined in, any Credit Facilities.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by EFIH or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of EFIH, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of EFIH or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by EFIH or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of EFIH or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“Discharge of Parity Lien Obligations” means the occurrence of all of the following:

(1) termination or expiration of all commitments to extend credit that would constitute Parity Lien Debt;

(2) payment in full in cash of the principal of, and interest and premium, if any, on, all Parity Lien Debt (other than any undrawn letters of credit);

(3) discharge or cash collateralization (at the lower of (A) 105% of the aggregate undrawn amount and (B) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Parity Lien Document) of all outstanding letters of credit constituting Parity Lien Debt; and

(4) payment in full in cash of all other Parity Lien Obligations that are outstanding and unpaid at the time the Parity Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of EFIH or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by EFIH or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1) increased (without duplication) by:

(a) provision for taxes based on income or profits or capital gains, including, without limitation, foreign, federal, state, franchise, excise, value-added and similar taxes and foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) of such Person paid or accrued during such period, deducted (and not added back) in computing Consolidated Net Income; plus

(b) Fixed Charges of such Person for such period (including (x) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (1)(u), (v), (w), (x), (y) and (z) of the definition thereof, and, in each such case, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same was deducted (and not added back) in computing Consolidated Net Income; plus

(d) any fees, expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by such Person and its Restricted Subsidiaries by the EFIH Indenture (including a refinancing transaction or amendment or other modification of any debt instrument) (whether or not successful), including (i) such fees, expenses or charges related to the Exchange Offer, the offerings of any Additional Notes, any Credit Facilities and any Receivables Facility, (ii) any amendment or other modification of the Notes, (iii) any such transaction consummated prior to the Closing Date and any such transaction undertaken but not completed and (iv) any charges or non-recurring merger costs as a result of any such transaction, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e) the amount of any restructuring charge or reserve deducted (and not added back) in such period in computing Consolidated Net Income, including any costs incurred in connection with acquisitions after the Closing Date, costs related to the closure and/or consolidation of facilities; plus

(f) any other non-cash charges, including any write-offs or write-downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(h) the amount of management, monitoring, consulting and advisory fees and related indemnities and expenses paid in such period to the Investors to the extent otherwise permitted under “—Certain Covenants—Transactions with Affiliates” and deducted (and not added back) in calculating Consolidated Net Income; plus

(i) the amount of net cost savings projected by the Issuer in good faith to be realized as a result of specified actions taken or to be taken prior to or during such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period and added to EBITDA until fully realized), net of the amount of actual benefits realized during such period from such actions; provided that (w) such cost savings are reasonably identifiable and factually supportable, (x) such actions have been taken or are to be taken within 12 months after the date of determination to take such action and some portion of the benefit is expected to be realized within 12 months of taking such action, (y) no cost savings shall be added pursuant to this clause (i) to the extent duplicative of any expenses or charges relating to such cost savings that are included in clause (e) above with respect to such period and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed $50.0 million for any four consecutive quarter period (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of “Fixed Charge Coverage Ratio”); plus

(j) the amount of loss on sales of receivables and related assets to any Receivables Subsidiary in connection with a Receivables Facility deducted (and not added back) in calculating Consolidated Net Income; plus

(k) any costs or expense incurred by EFIH or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of EFIH or net cash proceeds of an issuance of Equity Interests (other than Disqualified Stock) of EFIH (or any direct or indirect parent thereof) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments”; plus

(l) cash receipts (or any netting arrangements resulting in increased cash receipts) not added in arriving at EBITDA or Consolidated Net Income in any period to the extent the non-cash gains relating to such receipts were deducted in the calculation of EBITDA pursuant to paragraph (2) below for any previous period and not added; and

(2) decreased by (without duplication) (a) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period, (b) cash expenditures (or any netting arrangements resulting in increased cash expenditures) not deducted in arriving at EBITDA or Consolidated Net Income in any period to the extent non-cash losses relating to such expenditures were added in the calculation of EBITDA pursuant to paragraph (1) above for any previous period and not deducted, and (c) the amount of any minority interest income consisting of Subsidiary losses attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary to the extent such minority interest income is included in Consolidated Net Income.

“EFH Corp.” means Energy Future Holdings Corp., the parent of EFIH.

“EFH Corp.’s Ratable Portion of Oncor Dividends” means the amount obtained by multiplying (a) the aggregate amount of cash received by EFIH by means of a cash dividend from the Oncor Subsidiaries after the Issue Date (other than dividends constituting proceeds from Asset Sales of Oncor-related Assets) by (b) a fraction, the numerator of which shall be the sum of the aggregate principal amount of the New EFH Corp. Notes and any other Parity Lien Debt of EFH Corp. that is guaranteed by EFIH under clause (2) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and the denominator of which shall be the aggregate principal amount of (i) the New EFH Corp. Notes and any other Parity Lien Debt of EFH Corp. that is guaranteed by EFIH plus (ii) the Notes, any Additional Notes and any other Parity Lien Debt of EFIH, in the case of clauses (i) and (ii) incurred pursuant to clause (2) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and at the time outstanding.

“EFIH” means Energy Future Intermediate Holding Company LLC; provided that when used in the context of determining the fair market value of an asset or liability under the EFIH Indenture, “EFIH” shall be deemed to mean the board of directors of EFIH when the fair market value is equal to or in excess of $500.0 million (unless otherwise expressly stated).

“EMU” means the economic and monetary union as contemplated in the Treaty on European Union.

“Environmental CapEx Debt” means Indebtedness of the Issuer or any of its Restricted Subsidiaries incurred for the purpose of financing Environmental Capital Expenditures.

“Environmental Capital Expenditures” means capital expenditures deemed necessary by the Issuer or its Restricted Subsidiaries to comply with, or in anticipation of having to comply with, Environmental Law or otherwise undertaken voluntarily by EFIH or any of its Restricted Subsidiaries in connection with environmental matters.

“Environmental Law” means any applicable Federal, state, foreign or local statute, law, rule, regulation, ordinance, code and rule of common law now or hereafter in effect and in each case as amended, and any applicable judicial or administrative interpretation thereof, including any applicable judicial or administrative order, consent decree or judgment, relating to the environment, human health or safety or Hazardous Materials.

“equally and ratably” means, in reference to sharing of Liens or proceeds thereof as between the holders of Secured Debt Obligations within the same Class after the repayment of amounts payable to the Collateral Trustee under the Collateral Trust Agreement and the Parity Lien Representatives (and in the case of Junior Lien Obligations, Junior Lien Representatives) in accordance with the applicable Secured Debt Document that such Liens or proceeds:

(1) will be allocated and distributed first to the Secured Debt Representative for each outstanding Series of Secured Lien Debt within that Class, for the account of the holders of such Series of Secured Lien Debt, ratably in proportion to the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made under such letters of credit) forming part of, and Hedging Obligations to the extent constituting Secured Lien Debt pursuant to the terms of, each outstanding Series of Secured Lien Debt within that Class when the allocation or distribution is made; and thereafter

(2) will be allocated and distributed (if any remain after payment in full of all of the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made on such letters of credit) forming part of, and Hedging Obligations to the extent constituting Secured Indebtedness pursuant to the terms of, each outstanding Series of Secured Lien Debt within that Class) to the Secured Debt Representative for each outstanding Series of Secured Lien Debt within that Class, for the account of the holders of any remaining Secured Debt Obligations within that Class, ratably in proportion to the aggregate unpaid amount of such remaining Secured Debt Obligations within that Class due and demanded (with written notice to the applicable Secured Debt Representative and the Collateral Trustee) prior to the date such distribution is made.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of EFIH or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to EFIH’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2) issuances to any Subsidiary of EFIH; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“ERCOT” means the Electric Reliability Council of Texas, Inc. or any entity approved to perform the functions of an independent system operator within the power region that includes approximately 80% of the electric transmission within the State of Texas.

“euro” means the single currency of participating member states of the EMU.

“Event of Default” has the meaning set forth under “Events of Default and Remedies.”

“Excess Proceeds” has the meaning set forth in the fourth paragraph under “—Repurchase at the Option of Holders—Asset Sales.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Offer” means the exchange of the Notes and the New EFH Corp. Notes for existing Indebtedness of EFH Corp. and/or TCEH pursuant to this Prospectus.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by EFIH after the Closing Date from

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of EFIH or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of EFIH or any of its direct or indirect parent companies) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of EFIH,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate executed by the principal financial officer of EFIH on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“Existing EFH Corp. Notes” means

•	EFH Corp. 5.55% Fixed Senior Notes Series P due 2014;

•	EFH Corp. 6.50% Fixed Senior Notes Series Q due 2024;

•	EFH Corp. 6.55% Fixed Senior Notes Series R due 2034;

•	EFH Corp. 10.875% Senior Notes due 2017;

•	EFH Corp. 11.250%/12.000% Senior Toggle Notes due 2017; and

•	EFH Corp. 4.80% Series O Senior Notes due 2009;

in each case to the extent outstanding on the Issue Date.

“Existing EFH Corp. Notes Indentures” means each of the indentures or other documents containing the terms of the Existing EFH Corp. Notes.

“Fitch” means Fitch Ratings Ltd. and any successor to its rating agency business.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that EFIH or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by EFIH or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If, since the beginning of such period, any Person that subsequently became a Restricted Subsidiary or was merged with or into EFIH or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of EFIH. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of EFIH to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate or other rate shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as EFIH may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Closing Date.

“Government Authority” means any nation or government, any state, province, territory or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including without limitation, ERCOT.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the EFIH Indenture.

“Guarantor” means each Restricted Subsidiary that Guarantees the Notes in accordance with the terms of the EFIH Indenture.

“Hazardous Materials” means (a) any petroleum or petroleum products, radioactive materials, friable asbestos, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants” or words of similar import, under any applicable Environmental Law; and (c) any other chemical, material or substance, which is prohibited, limited or regulated by any Environmental Law.

“Hedging Obligations” means with respect to any Person, the obligations of such Person under (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement and (c) physical or financial commodity contracts or agreements, power purchase or sale agreements, fuel purchase or sale agreements, environmental credit purchase or sale agreements, power transmission agreements, commodity transportation agreements, fuel storage agreements, netting agreements (including Netting Agreements), capacity agreement and commercial or trading agreements, each with respect to, or including the purchase, sale, exchange of (or the option to purchase, sell or exchange), transmission, transportation, storage, distribution, processing, sale, lease or hedge of, any Covered Commodity price or price indices for any such Covered Commodity or services or any other similar derivative agreements, and any other similar agreements.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Incremental Deposit L/C Loans” means any Incremental Deposit L/C Loans under, and as defined in, any Credit Facilities.

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

(d) representing any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise on, the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person; provided that the amount of Indebtedness of such first Person for purposes of this clause (3) shall be deemed to be equal to the lesser of (i) the aggregate unpaid amount of such Indebtedness and (ii) the fair market value of the property encumbered thereby as determined by such first Person in good faith;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities or (c) amounts payable by and between EFIH and its Subsidiaries in connection with retail clawback or other regulatory transition issues.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of EFIH, qualified to perform the task for which it has been engaged.

“Intercompany Loan” means a senior, unsecured loan by EFIH or any of its Restricted Subsidiaries to EFH Corp., with an interest rate commensurate with an arm’s length relationship.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among EFIH and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commissions, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of EFIH in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to EFIH’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of EFIH at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, EFIH shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) EFIH’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to EFIH’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by EFIH.

“Investors” means Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P., J.P. Morgan Ventures Corporation, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and LB I Group, Inc. and each of their respective Affiliates but not including, however, any portfolio companies of any of the foregoing.

“Issue Date” means the first date on which any Notes are issued pursuant to the EFIH Indenture.

“Issuer” has the meaning set forth in the first paragraph under “General.”

“Junior Lien” means a Lien granted by a security document to the Collateral Trustee, at any time, upon any Collateral to secure Junior Lien Obligations.

“Junior Lien Debt” means:

(1) any Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of the Issuer or any Guarantor that is secured on a subordinated basis to the Parity Lien Debt by a Junior Lien that was permitted to be incurred and so secured under each applicable Secured Debt Document; provided that:

(a) on or before the date on which such Indebtedness is incurred by the Issuer or such Guarantor, such Indebtedness is designated by the Issuer, in accordance with the Collateral Trust Agreement, as “Junior Lien Debt” for the purposes of the Secured Debt Documents, including the Collateral Trust Agreement; provided that no Series of Secured Lien Debt may be designated as both Junior Lien Debt and Parity Lien Debt;

(b) such Indebtedness is governed by an indenture, credit agreement or other agreement that includes a Lien Sharing and Priority Confirmation; and

(c) all requirements set forth in the Collateral Trust Agreement as to the confirmation, grant or perfection of the Collateral Trustee’s Liens to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements will be conclusively established if the Issuer delivers to the Collateral Trustee an officers’ certificate stating that such requirements have been satisfied and that such Indebtedness is “Junior Lien Debt”); and

(2) Hedging Obligations of the Issuer or any Guarantor incurred to hedge or manage interest rate risk with respect to Junior Lien Debt; provided that, pursuant to the terms of the Junior Lien Documents, such Hedging Obligations are secured by a Junior Lien on all of the assets and properties that secure the Indebtedness in respect of which such Hedging Obligations are incurred.

“Junior Lien Documents” means, collectively, any indenture, credit agreement or other agreement governing a Series of Junior Lien Debt and the Security Documents that create or perfect Liens securing Junior Lien Obligations.

“Junior Lien Obligations” means Junior Lien Debt and all other Obligations in respect thereof.

“Junior Lien Representative” means, in the case of any future Series of Junior Lien Debt, the trustee, agent or representative of the holders of such Series of Junior Lien Debt who (a) is appointed as a Junior Lien Representative (for purposes related to the administration of the Security Documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Junior Lien Debt, together with its successors in such capacity, and (b) has become a party to the Collateral Trust Agreement by executing a joinder in the form required under the Collateral Trust Agreement.

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Lien Sharing and Priority Confirmation” means:

(1) as to any Series of Parity Lien Debt, the written agreement enforceable against the holders of such Series of Parity Lien Debt, as set forth in the applicable Secured Debt Document:

(a) for the enforceable benefit of all holders of each existing and future Series of Parity Lien Debt and each existing and future Parity Lien Representative, that all Parity Lien Obligations will be and are secured equally and ratably by all Parity Liens at any time granted by the Issuer or any Guarantor to secure any Obligations in respect of such Series of Parity Lien Debt, and that all such Parity Liens will be enforceable by the Collateral Trustee for the benefit of all holders of Parity Lien Obligations equally and ratably;

(b) for the enforceable benefit of all holders of each existing and future Series of Parity Lien Debt and Series of Junior Lien Debt, and each existing and future Parity Lien Representative and Junior Lien Representative, that the holders of Obligations in respect of such Series of Parity Lien Debt are bound by the provisions of the Collateral Trust Agreement, including the provisions relating to the ranking of Parity Liens and the order of application of proceeds from enforcement of Parity Liens; and

(c) consenting to and directing the Collateral Trustee to perform its obligations under the Collateral Trust Agreement and the other security documents in respect of the Secured Debt Obligations.

(2) as to any Series of Junior Lien Debt, the written agreement enforceable against the holders of such Series of Junior Lien Debt, as set forth in the applicable Secured Debt Document:

(a) for the enforceable benefit of all holders of each existing and future Series of Junior Lien Debt and Series of Parity Lien Debt and each existing and future Junior Lien Representative and Parity Lien Representative, that all Junior Lien Obligations will be and are secured equally and ratably by all Junior Liens at any time granted by the Issuer or any Guarantor to secure any Obligations in respect of such Series of Junior Lien Debt, and that all such Junior Liens will be enforceable by the Collateral Trustee for the benefit of all holders of Junior Lien Obligations equally and ratably;

(b) for the enforceable benefit of all holders of each existing and future Series of Parity Lien Debt and Series of Junior Lien Debt and each existing and future Parity Lien Representative and Junior Lien Representative, that the holders of Obligations in respect of such Series of Junior Lien Debt are bound by the provisions of the Collateral Trust Agreement, including the provisions relating to the ranking of Junior Liens and the order of application of proceeds from the enforcement of Junior Liens; and

(c) consenting to and directing the Collateral Trustee to perform its obligations under the Collateral Trust Agreement and the other security documents in respect of the Secured Debt Obligations.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Necessary CapEx Debt” means Indebtedness of EFIH or any of its Restricted Subsidiaries incurred for the purpose of financing Necessary Capital Expenditures.

“Necessary Capital Expenditures” means capital expenditures by EFIH and its Restricted Subsidiaries that are required by applicable law (other than Environmental Law) or otherwise undertaken voluntarily for health and safety reasons (other than as required by Environmental Law). The term “Necessary Capital Expenditures” does not include any capital expenditure undertaken primarily to increase the efficiency of, expand or re-power any power generation facility.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by EFIH or any of its Restricted Subsidiaries in respect of any Asset Sale (including a Casualty Event), including any cash and Cash Equivalents received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale (including a Casualty Event), net of the direct costs relating to such Asset Sale (including a Casualty Event) and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied using proceeds from Asset Sales (other than Asset Sales of Collateral or other Oncor-related Assets) to the repayment of principal, premium, if any, and interest on other Senior Indebtedness required (other than required by clause (1) of the second paragraph under “—Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by EFIH or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by EFIH or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Netting Agreement” shall mean a netting agreement, master netting agreement or other similar document having the same effect as a netting agreement or master netting agreement and, as applicable, any collateral annex, security agreement or other similar document related to any master netting agreement or Permitted Contract.

“New EFH Corp. Notes” means the Senior Secured Notes of EFH Corp. and guaranteed by EFIH, which guarantee is secured by a pledge of the Collateral.

“Note Obligations” means the Notes, the Guarantees and all other Obligations of any of the Issuer and any Guarantors under the EFIH Indenture, the Notes, the Guarantees and the Security Documents.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), premium, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of EFIH or other Person, as the case may be.

“Officer’s Certificate” means a certificate signed on behalf of EFIH by an Officer of EFIH or on behalf of another Person by an Officer of such Person, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of EFIH or such other Person, as applicable, that meets the requirements set forth in the EFIH Indenture.

“Oncor Electric Delivery Facility” means the revolving credit agreement entered into as of the Closing Date by and among Oncor Electric Delivery, as borrower, the lenders party thereto in their capacities as lenders thereunder and JPMorgan Chase Bank, N.A., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof.

“Oncor Holdings” means Oncor Electric Delivery Holdings Company LLC.

“Oncor-related Assets” means the Equity Interests of any of the Oncor Subsidiaries or any Successor Oncor Business (including the Collateral) owned by EFIH or any Oncor Subsidiary or any Successor Oncor Business or constituting a primary issuance of such Equity Interests to the extent such issuance would constitute an Asset Sale and any assets owned directly or indirectly by any of the Oncor Subsidiaries or any Successor Oncor Business.

“Oncor Subsidiaries” means Oncor Holdings and its Subsidiaries, all of which shall be Unrestricted Subsidiaries on the Issue Date.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Parity Lien” means a Lien granted by a security document to the Collateral Trustee, at any time, upon any Collateral to secure Parity Lien Obligations.

“Parity Lien Debt” means:

(1) the Notes issued by the Issuer under the EFIH Indenture on the Issue Date and any Additional Notes issued under the EFIH Indenture;

(2) any other Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of EFIH, including the guarantee by EFIH of any indebtedness of any other Person, including the New EFH Corp. Notes, that is secured equally and ratably with the Notes by a Parity Lien that was permitted to be incurred and so secured under each applicable Secured Debt Document; provided, in the case of Indebtedness referred to in this clause (2), that, except with respect to the New EFH Corp. Notes issued on the Issue Date:

(a) on or before the date on which such Indebtedness is incurred by EFIH, such Indebtedness is designated by EFIH, in accordance with the Collateral Trust Agreement, as “Parity Lien Debt” for the purposes of the Secured Debt Documents; provided that no Series of Secured Lien Debt may be designated as both Parity Lien Debt and Junior Lien Debt;

(b) such Indebtedness is governed by an indenture, credit agreement or other agreement that includes a Lien Sharing and Priority Confirmation; and

(c) all requirements set forth in the Collateral Trust Agreement as to the confirmation, grant or perfection of the Collateral Trustee’s Lien to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements will be conclusively established if EFIH delivers to the Collateral Trustee an Officer’s Certificate stating that such requirements have been satisfied and that such notes or such Indebtedness is “Parity Lien Debt”); and

(3) Hedging Obligations of EFIH incurred to hedge or manage interest rate risk with respect to Parity Lien Debt; provided that, pursuant to the terms of the Parity Lien Documents, such Hedging Obligations are secured by a Parity Lien on all of the assets and properties that secure the Indebtedness in respect of which such Hedging Obligations are incurred.

“Parity Lien Documents” means the EFIH Indenture and any additional indenture, credit agreement or other agreement governing a Series of Parity Lien Debt and the Security Documents that create or perfect Liens securing Parity Lien Obligations.

“Parity Lien Obligations” means Parity Lien Debt and all other Obligations in respect thereof.

“Parity Lien Representative” means (1) the Trustee, in the case of the Notes, (2) The Bank of New York Mellon Trust Company, N.A., in the case of the New EFH Corp. Notes or (3) in the case of any other Series of Parity Lien Debt, the trustee, agent or representative of the holders of such Series of Parity Lien Debt who (a) is appointed as a Parity Lien Representative (for purposes related to the administration of the Security Documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, together with its successors in such capacity, and (b) has become a party to the Collateral Trust Agreement by executing a joinder in the form required under the Collateral Trust Agreement.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between EFIH or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”

“Permitted Asset Transfer” means (1) the direct or indirect sale, assignment, transfer, conveyance or other disposition (including by way of merger, wind-up or consolidation) or spin-off by dividend of the Equity Interests of EFIH such that EFIH is no longer a Subsidiary of EFH Corp. (including without limitation a merger of EFIH with and into EFH Corp.) or (2) the sale, assignment, transfer, conveyance or other disposition (other than by way of merger, wind-up or consolidation) of all of the Equity Interests of, and other Investments in, the Oncor Subsidiaries, Successor Oncor Businesses and all other Collateral held by EFIH to a Person (other than an Oncor Subsidiary) that shall continue to hold such Equity Interests, other Investments and any other Collateral, in each case other than any foreclosure on the Collateral.

“Permitted Holders” means each of the Investors, members of management (including directors) of EFIH or any of its direct or indirect parent companies or Subsidiaries who on the Closing Date were or at any time prior to the first anniversary of the Closing Date were holders of Equity Interests of EFIH (or any of its direct or indirect parent companies) and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of EFIH or any of its direct or indirect parent companies.

“Permitted Investments” means:

(1) any Investment in EFIH or any of its Restricted Subsidiaries;

(2) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3) any Investment by EFIH or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, EFIH or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4) any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions described under “—Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date;

(6) any Investment acquired by EFIH or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by EFIH or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b) as a result of a foreclosure by EFIH or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Hedging Obligations permitted under clause (10) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8) any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(9) Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of EFIH or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described under “—Certain Covenants—Limitations on Restricted Payments”;

(10) guarantees of Indebtedness of EFIH or any of its Restricted Subsidiaries permitted under the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(12) Investments consisting of purchases and acquisitions of inventory, fuel (including all forms of nuclear fuel), supplies, material or equipment;

(13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Investment to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(14) Investments relating to a Receivables Subsidiary that, in the good faith determination of EFIH, are necessary or advisable to effect any Receivables Facility for the benefit of EFIH or any of its Restricted Subsidiaries;

(15) advances to, or guarantees of Indebtedness of, employees not in excess of $25.0 million outstanding at any one time, in the aggregate;

(16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of EFIH or any direct or indirect parent company thereof;

(17) any Investment in any Subsidiary or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business; or

(18)(A) Investments in Indebtedness of TCEH or EFH Corp. received by EFIH (i) in exchange for the Notes in the Exchange Offer or (ii) in exchange for Indebtedness of TCEH or EFH Corp. received in exchange for the Notes in the Exchange Offer and (B) Investments in Indebtedness of EFH Corp. or its Subsidiaries received by EFIH in exchange for other Indebtedness of EFIH or any Guarantor incurred under clause (2) under the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant, including in the case of both (A) and (B) above, for the avoidance of doubt, the exchanges of any such Indebtedness, which shall be deemed to be “Permitted Investments” hereunder.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business (including in connection with the construction or restoration of facilities for the generation, transmission or distribution of electricity) or otherwise constituting Permitted Investments;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey or title exceptions or irregularities, minor encumbrances, easements or reservations of, or rights of others for, licenses, permits, conditions, covenants, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness permitted to be incurred pursuant to clause (4), (12) or (13) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that (a) Liens securing Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (13) relate only to Refinancing Indebtedness that serves to refund or refinance Indebtedness, Disqualified Stock or Preferred Stock incurred under clause (4) or (12) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” and (b) Liens securing Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (4) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” extend only to the assets so financed, purchased, constructed or improved;

(7) Liens existing on the Issue Date;

(8) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by EFIH or any of its Restricted Subsidiaries;

(9) Liens on property at the time EFIH or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into EFIH or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by EFIH or any of its Restricted Subsidiaries;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to EFIH or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing Hedging Obligations, of EFIH or its Restricted Subsidiaries incurred under clause (10) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such agreements were entered into in the ordinary course of business and not for speculative purposes (as determined by EFIH in its reasonable discretion acting in good faith) and, in the case of any commodity Hedging Obligations or any Hedging Obligation of the type described in clause (c) of the definition of “Hedging Obligations,” entered into in order to hedge against or manage fluctuations in the price or availability of any Covered Commodity;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of EFIH or any of its Restricted Subsidiaries;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by EFIH and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of EFIH or any Guarantor;

(16) [Intentionally omitted];

(17) Liens on accounts receivable, other Receivables Facility assets, or accounts into which collections or proceeds of Receivables Facility assets are deposited, in each case in connection with a Receivables Facility for the benefit of EFIH or its Restricted Subsidiaries;

(18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), and (9) at the time the original Lien became a Permitted Lien under the EFIH Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19) deposits made in the ordinary course of business to secure liability to insurance carriers;

(20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $100.0 million at any one time outstanding;

(21) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under “—Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code, or any comparable or successor provision, on items in the course of collection, and (ii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24) Liens deemed to exist in connection with Investments in repurchase agreements permitted by the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreements;

(25) ground leases or subleases, licenses or sublicenses in respect of real property on which facilities owned or leased by EFIH or any of its Subsidiaries are located;

(26) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of EFIH or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of EFIH and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of EFIH or any of its Restricted Subsidiaries in the ordinary course of business;

(27) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by EFIH or any Restricted Subsidiary in the ordinary course of business;

(28) rights reserved to or vested in others to take or receive any part of, or royalties related to, the power, gas, oil, coal, lignite or other minerals or timber generated, developed, manufactured or produced by, or grown on, or acquired with, any property of EFIH or any of its Restricted Subsidiaries and Liens upon the production from property of power, gas, oil, coal, lignite or other minerals or timber, and the by-products and proceeds thereof, to secure the obligations to pay all or a part of the expenses of exploration, drilling, mining or development of such property only out of such production or proceeds;

(29) Liens arising out of all presently existing and future division and transfer orders, advance payment agreements, processing contracts, gas processing plant agreements, operating agreements, gas balancing or deferred production agreements, pooling, unitization or communitization agreements, pipeline, gathering or transportation agreements, platform agreements, drilling contracts, injection or repressuring agreements, cycling agreements, construction agreements, salt water or other disposal agreements, leases or rental agreements, farm-out and farm-in agreements, exploration and development agreements, and any and all other contracts or agreements covering, arising out of, used or useful in connection with or pertaining to the exploration, development, operation, production, sale, use, purchase, exchange, storage, separation, dehydration, treatment, compression, gathering, transportation, processing, improvement, marketing, disposal or handling of any property of EFIH or any of its Restricted Subsidiaries, provided that such agreements are entered into in the ordinary course of business (including in respect of construction and restoration activities);

(30) any restrictions on any stock or stock equivalents or other joint venture interests of EFIH or any of its Restricted Subsidiaries providing for a breach, termination or default under any owners, participation, shared facility, joint venture, stockholder, membership, limited liability company or partnership agreement between such Person and one or more other holders of such stock or stock equivalents or interest of such Person, if a security interest or other Lien is created on such stock or stock equivalents or interest as a result thereof and other similar Liens;

(31) [Intentionally omitted];

(32) Liens and other exceptions to title, in either case on or in respect of any facilities of EFIH or any of its Restricted Subsidiaries, arising as a result of any shared facility agreement entered into with respect to such facility, except to the extent that any such Liens or exceptions, individually or in the aggregate, materially adversely affect the value of the relevant property or materially impair the use of the relevant property in the operation of business of EFIH or any of its Restricted Subsidiaries, taken as a whole;

(33) Liens on cash and Cash Equivalents (i) deposited by EFIH or any of its Restricted Subsidiaries in margin accounts with or on behalf of brokers, credit clearing organizations, independent system operators, regional transmission organizations, pipelines, state agencies, federal agencies, futures contract brokers, customers, trading counterparties, or any other parties or issuers of surety bonds or (ii) pledged or deposited as collateral by EFIH or any of its Restricted Subsidiaries with any of the entities described in clause (i) above to secure their respective obligations, in the case of each of clauses (i) and (ii) above, with respect to: (A) any contracts and transactions for the purchase, sale, exchange of, or the option (whether physical or financial) to purchase, sell or exchange (1) natural gas, (2) electricity, (3) coal and lignite, (4) petroleum-based liquids, (5) oil, (6) nuclear fuel (including enrichment and conversion), (7) emissions or other environmental credits, (8) waste byproducts, (9) weather, (10) power and other generation capacity, (11) heat rate, (12) congestion, (13) renewal energy credit, or (14) any other energy-related commodity or services or derivative (including ancillary services and related risk (such as location basis)); (B) any contracts or transactions for the purchase, processing, transmission, transportation, distribution, sale, lease, hedge or storage of, or any other services related to any commodity or service identified in subparts (1) through (14) above, including any capacity agreement; (C) any financial derivative agreement (including but not limited to swaps, options or swaptions) related to any commodity identified in subparts (1) through (14) above, or to any interest rate or currency rate management activities; (D) any agreement for membership or participation in an organization that facilitates or permits the entering into or clearing of any netting agreement or any agreement described in this clause (33); (E) any agreement combining part or all of a netting agreement or part or all of any of the agreements described in this clause (33); (E) any document relating to any agreement described in this clause (33) that is filed with a Government Authority and any related service agreements; or (F) any commercial or trading agreements, each with respect to, or involving the purchase, transmission, distribution, sale, lease or hedge of, any energy, generation capacity or fuel, or any other energy related commodity or service, price or price indices for any such commodities or services or any other similar derivative agreements, and any other similar agreements (such agreements described in clauses (A) through (F) of this clause (33) being collectively, “Permitted Contracts”), Netting Agreements, Hedging Obligations and letters of credit supporting Permitted Contracts, Netting Agreements and Hedging Obligations;

(34) Liens arising under Section 9.343 of the Texas Uniform Commercial Code or similar statutes of states other than Texas;

(35) Liens created in the ordinary course of business in favor of banks and other financial institutions over credit balances of any bank accounts of EFIH and its Subsidiaries held at such banks or financial institutions, as the case may be, to facilitate the operation of cash pooling and/or interest set-off arrangements in respect of such bank accounts in the ordinary course of business;

(36) any zoning, land use, environmental or similar law or right reserved to or vested in any Government Authority to control or regulate the use of any real property that does not materially interfere with the ordinary conduct of the business of EFIH or any of its Restricted Subsidiaries, taken as a whole;

(37) any Lien arising by reason of deposits with or giving of any form of security to any Government Authority for any purpose at any time as required by applicable law as a condition to the transaction of any business or the exercise of any privilege or license, or to enable EFIH or any of its Restricted Subsidiaries to maintain self-insurance or to participate in any fund for liability on any insurance risks;

(38) Liens, restrictions, regulations, easements, exceptions or reservations of any Government Authority applying particularly to nuclear fuel;

(39) rights reserved to or vested in any Government Authority by the terms of any right, power, franchise, grant, license or permit, or by any provision of applicable law, to terminate or modify such right, power, franchise, grant, license or permit or to purchase or recapture or to designate a purchaser of any of the property of such person;

(40) Liens arising under any obligations or duties affecting any of the property of EFIH or any of its Restricted Subsidiaries to any Government Authority with respect to any franchise, grant, license or permit which do not materially impair the use of such property for the purposes for which it is held;

(41) rights reserved to or vested in any Government Authority to use, control or regulate any property of such person;

(42) any obligations or duties, affecting the property of EFIH or any of its Restricted Subsidiaries, to any Government Authority with respect to any franchise, grant, license or permit;

(43) a set-off or netting rights granted by EFIH or any Subsidiary of EFIH pursuant to any agreements related to Hedging Obligations, Netting Agreements or Permitted Contracts solely in respect of amounts owing under such agreements;

(44) Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment described under the definition of “Permitted Investments” to be applied against the purchase price for such Investment and (ii) consisting of an agreement to sell, transfer, lease or otherwise dispose of any property in a transaction excluded from the definition described under “Asset Sale,” in each case, solely to the extent such Investment or sale, disposition, transfer or lease, as the case may be, would have been permitted on the date of the creation of such Lien;

(45) [Intentionally omitted]; and

(46) any amounts held by a trustee in the funds and accounts under any indenture securing any revenue bonds issued for the benefit of EFIH or any of its Restricted Subsidiaries.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution or winding up.

“Purchase Money Obligations” means any Indebtedness incurred to finance or refinance the acquisition, leasing, construction, repair, restoration, replacement, expansion or improvement of property (real or personal) or assets (other than Capital Stock), and whether acquired through the direct acquisition of such property or assets, or otherwise, incurred in respect of capital expenditures, including Environmental CapEx Debt and Necessary CapEx Debt.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by EFIH in good faith.

“Rating Agencies” means each of Moody’s, S&P and Fitch, or if any of Moody’s, S&P or Fitch shall not make a rating on the Notes or other investment publicly available, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by EFIH which shall be substituted for Moody’s, S&P or Fitch, or all of them, as the case may be.

“Receivables Facility” means any of one or more receivables financing facilities or programs as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to EFIH or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which EFIH or any of its Restricted Subsidiaries purports to sell its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn funds such purchase by purporting to sell its accounts receivable to a Person that is not a Restricted Subsidiary or by borrowing from such a Person or from another Receivables Subsidiary that in turn funds itself by borrowing from such a Person.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of facilitating or entering into one or more Receivables Facilities, and in each case engages only in activities reasonably related or incidental thereto.

“Redemption Date” has the meaning set forth under “Optional Redemption.”

“Related Business Assets” means (A) except in the case of a Permitted Asset Swap of Collateral, assets (other than cash or Cash Equivalents) used or useful in, or securities of, a Similar Business; provided that any assets or securities received by EFIH or a Restricted Subsidiary in exchange for assets or securities transferred by EFIH or a Restricted Subsidiary will not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary and (B) in the case of a Permitted Asset Swap of Collateral, assets (other than cash or Cash Equivalents) used or useful in, or Capital Stock of, a Similar Oncor Business; provided that any Capital Stock received by EFIH in exchange for Collateral will not be deemed to be Related Business Assets, unless upon receipt of the Capital Stock of such Person, such Person would become a Subsidiary of EFIH or a joint venture in which EFIH has a significant equity interest (as determined by EFIH in good faith).

“Required Junior Lien Debtholders” means, at any time, the holders of a majority in aggregate principal amount of all Junior Lien Debt (including outstanding letters of credit whether or not then available or drawn) then outstanding and the aggregate unfunded commitments to extend credit which, when funded, would constitute Junior Lien Debt, calculated in accordance with the provisions described under “—Security for the Notes—Voting.” For purposes of this definition, Junior Lien Debt registered in the name of, or beneficially owned by, the Issuer or any Affiliate of the Issuer will be deemed not to be outstanding.

“Required Parity Lien Debtholders” means, at any time, the holders of a majority in aggregate principal amount of all Parity Lien Debt (including outstanding letters of credit whether or not then available or drawn) then outstanding and the aggregate unfunded commitments to extend credit which, when funded, would constitute Parity Lien Debt, calculated in accordance with the provisions described under “—Security for the Notes—Voting.” For purposes of this definition, Parity Lien Debt registered in the name of, or beneficially owned by, the Issuer or any Affiliate of the Issuer will be deemed not to be outstanding.

“Restoration Certificate” shall mean, with respect to any Casualty Event, an Officer’s Certificate provided to the Trustee prior to the 365th day after such Casualty Event has occurred certifying (a) that EFIH or such Restricted Subsidiary intends to use the proceeds received in connection with such Casualty Event to repair, restore or replace the property or assets in respect of which such Casualty Event occurred, (b) the approximate costs of completion of such repair, restoration or replacement and (c) that such repair, restoration or replacement will be completed within the later of (x) 450 days after the date on which cash proceeds with respect to such Casualty Event were received and (y) 180 days after delivery of such Restoration Certificate.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payment Coverage Ratio” means (i) for Restricted Payments (other than payments of cash dividends or distributions to EFH Corp. on, or in respect of, EFIH’s Capital Stock, purchases for cash or other acquisitions for cash of any Capital Stock of EFIH or any direct or indirect parent of EFIH for the purpose of paying any such dividend or distribution to, or acquisitions of Capital Stock of any direct or indirect parent of EFIH for cash from, the Investors, or guaranteeing any Indebtedness of any Affiliate of EFIH for the purpose of paying such dividend, making such distribution or so acquiring such Capital Stock to or from the Investors, all such Restricted Payments being referred to as “Investor Payments”), the Fixed Charge Coverage Ratio of EFIH and its Restricted Subsidiaries treating the Oncor Subsidiaries as Restricted Subsidiaries for purposes of such calculation and (ii) for Restricted Payments constituting Investor Payments, the Fixed Charge Coverage Ratio of EFIH and its Restricted Subsidiaries.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of EFIH (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon an Unrestricted Subsidiary’s ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a Standard & Poor’s Financial Services LLC business, and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by EFIH or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by EFIH or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Debt Documents” means the Parity Lien Documents and the Junior Lien Documents.

“Secured Debt Obligations” means Parity Lien Obligations and Junior Lien Obligations.

“Secured Indebtedness” means any Indebtedness of EFIH or any of its Restricted Subsidiaries secured by a Lien.

“Secured Lien Debt” means Parity Lien Debt and Junior Lien Debt.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” means the Collateral Trust Agreement, the Pledge Agreement, and all other security agreements, pledge agreements, collateral assignments, mortgages, collateral agency agreements, deed of trust or other grants or transfers for security executed and delivered by EFIH, a Guarantor or any other obligor under the Notes creating (or purporting to create) a Lien upon Collateral in favor of the Collateral Trustee for the benefit of the holders of the Secured Debt Obligations, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

“Senior Indebtedness” means:

(1) all Indebtedness of the Issuer or any Guarantor outstanding under EFIH’s guarantee of the New EFH Corp. Notes, EFIH’s guarantee of any Existing EFH Corp. Notes, or the Notes and any related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all Hedging Obligations of the Issuer or any Guarantor (and guarantees thereof) owing to a lender or any Affiliate of such lender (or any Person that was a lender or an Affiliate of such lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into); provided that such Hedging Obligations are permitted to be incurred under the terms of the EFIH Indenture;

(3) any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the EFIH Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Notes or any related Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided, however, that Senior Indebtedness shall not include:

(a) any obligation of such Person to the Issuer or any of its Subsidiaries;

(b) any liability for federal, state, local or other taxes owed or owing by such Person;

(c) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; and

(e) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the EFIH Indenture.

“Series of Junior Lien Debt” means, severally, each issue or series of Junior Lien Debt for which a single transfer register is maintained (provided that any Hedging Obligations constituting Junior Lien Debt shall be deemed part of the Series of Junior Lien Debt to which it relates).

“Series of Parity Lien Debt” means, severally, the Notes and any Additional Notes or other Indebtedness that constitutes Parity Lien Debt (provided that any Hedging Obligations constituting Parity Lien Debt shall be deemed part of the Series of Parity Lien Debt to which it relates).

“Series of Secured Lien Debt” means each Series of Parity Lien Debt and each Series of Junior Lien Debt.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Closing Date.

“Similar Business” means any business conducted or proposed to be conducted by EFIH and its Subsidiaries on the Closing Date or any business that is similar, reasonably related, incidental or ancillary thereto.

“Similar Oncor Business” means any business which is primarily engaged in a regulated electricity or other energy transmission or distribution business in the United States (as determined by EFIH in good faith).

“Sponsor Management Agreement” means the management agreement between certain of the management companies associated with the Investors and EFH Corp.

“Subordinated Indebtedness” means,

(1) any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Successor Oncor Business” means any Person the Capital Stock of which is received by EFIH in an Asset Sale, including a Permitted Asset Swap, of Collateral or as a dividend or distribution from an Oncor Subsidiary.

“TCEH” means Texas Competitive Electric Holdings Company LLC.

“TCEH Notes” means the notes previously issued by TCEH to refinance indebtedness under the TCEH Senior Interim Facility.

“TCEH Senior Interim Facility” means the interim loan agreement, dated as of the Closing Date by and among Energy Future Competitive Holdings, as guarantor, TCEH, as borrower, the other guarantors parties thereto, the lenders party thereto in their capacities as lenders thereunder and Morgan Stanley Senior Funding, Inc., as Administrative Agent, including any guarantees, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications or restatements thereof.

“TCEH Senior Secured Facilities” means the credit agreement dated as of the Closing Date, as amended on August 7, 2009, by and among Energy Future Competitive Holdings, as guarantor, TCEH, as borrower, the lenders party thereto in their capacities as lenders thereunder and Citibank, N.A., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any additional amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”).

“Total Assets” means the total assets of EFIH and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of EFIH or such other Person as may be expressly stated.

“Transactions” means the transactions contemplated by the Transaction Agreement, borrowings under the TCEH Senior Secured Facilities, the EFH Senior Interim Facility, the TCEH Senior Interim Facility, the Oncor Electric Delivery Facility and any Receivables Facility as in effect on the Closing Date, any repayments of indebtedness of EFH Corp. and its Subsidiaries in connection therewith, and the issuance of the 2017 Notes and the TCEH Notes and any repayments of Indebtedness of EFH Corp. and its Subsidiaries in connection therewith.

“Transaction Agreement” means the Agreement and Plan of Merger, dated as of February 25, 2007, among Merger Sub, Texas Energy Future Holdings Limited Partnership and EFH Corp.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to October 15, 2014; provided, however, that if the period from the Redemption Date to October 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb).

“Unrestricted Cash” means, as of any date, without duplication, (a) all cash and Cash Equivalents (in each case, free and clear of all Liens, other than nonconsensual Liens permitted by the covenant described under “—Certain Covenants—Liens” and Liens permitted by clause (23), subclauses (i) and (ii) of clause (26) and clause (33) of the definition of Permitted Liens, included in the cash and cash equivalents accounts listed on the consolidated balance sheet of EFIH and its Restricted Subsidiaries as of such date and (b) all unrestricted margin deposits related to commodity positions listed on the consolidated balance sheet of EFIH and the Restricted Subsidiaries.

“Unrestricted Subsidiary” means:

(1) each of the Oncor Subsidiaries;

(2) any Subsidiary of EFIH other than EFIH Finance or any Guarantor owning Collateral which at the time of determination is an Unrestricted Subsidiary (as designated by EFIH, as provided below); and

(3) any Subsidiary of an Unrestricted Subsidiary.

EFIH may designate any Subsidiary of EFIH (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) other than EFIH Finance or any Guarantor owning Collateral to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, EFIH or any Subsidiary of EFIH (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by EFIH;

(2) such designation complies with the covenants described under “—Certain Covenants—Limitation on Restricted Payments”; and

(3) each of:

(a) the Subsidiary to be so designated; and

(b) its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of EFIH or any Restricted Subsidiary.

EFIH may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and in the case of any Subsidiary of EFIH, (A) EFIH could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or (B) the Fixed Charge Coverage Ratio for EFIH and its Restricted Subsidiaries would be greater than such ratio for EFIH and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by EFIH shall be notified by EFIH to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of EFIH or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding, Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

COMPARISON OF PRINCIPAL DIFFERENCES AMONG OLD NOTES AND NEW SENIOR SECURED NOTES

The following description is a summary of the principal differences among certain terms and provisions of the Old Notes and the New Senior Secured Notes. This summary does not purport to be complete and is qualified in its entirety by express reference to the indentures relating to the Old Notes, copies of which have been filed with the SEC, and the indentures relating to the New Senior Secured Notes, copies of which will be filed with the SEC, which, in each case, are or will be available as described under “Available Information.”

The following description does not give effect to the Proposed Amendments. For a summary of the changes that will be made to each of the Consent Notes Indentures if the applicable Proposed Amendments become operative with respect to an issue of Consent Notes, see “Proposed Amendments.”

For more detailed information relating to the terms of the New Senior Secured Notes, see “Description of the EFH Corp. Notes” and “Description of the EFIH Notes.”

Certain capitalized terms used below have the meanings assigned to such terms in the indenture pursuant to which the relevant Old Notes were issued, or pursuant to which the New Senior Secured Notes will be issued. See “Description of the EFH Corp. Notes—Certain Definitions” and “Description of the EFIH Notes—Certain Definitions” for definitions of capitalized terms used, but not defined, in the columns below titled “New EFH Senior Secured Notes” and “New EFIH Senior Secured Notes,” respectively. All numbered or lettered items below reflect the numbering or lettering corresponding to such items in the relevant indenture and/or description of the relevant New Senior Secured Notes included in this Prospectus.

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Issuer	EFH Corp.	EFH Corp.	TCEH and TCEH Finance	EFH Corp.	EFIH and EFIH Finance

Interest Rate	Series P Senior Notes: 5.55% per annum Series Q Senior Notes: 6.50% per annum Series R Senior Notes: 6.55% per annum

Cash-Pay Notes: 10.875% per annum

Toggle Notes: 11.250%/12.000% per annum; Interest on the Toggle Notes may be paid in additional notes in lieu of cash for any interest payment period prior to November 1, 2012.

			10.25% per annum	9.75% per annum	9.75% per annum

Maturity	Series P Senior Notes: November 15, 2014	November 1, 2017	November 1, 2015	October 15, 2019	October 15, 2019
Series Q Senior Notes: November 15, 2024
Series R Senior Notes: November 15, 2034

Collateral	None	None	None	The guarantee by EFIH will be secured by Equity Interests in, Indebtedness of, and other Investments in, any Oncor Subsidiary owned by EFIH; and the proceeds, income and other payments therefrom.	The notes will be secured by Equity Interests in, Indebtedness of, and other Investments in, any Oncor Subsidiary owned by EFIH; and the proceeds, income and other payments therefrom.

Guarantees	None	EFCH and EFIH	EFCH and substantially all of the TCEH subsidiaries	EFCH and EFIH	None

Ranking	Senior unsecured	Senior unsecured	Senior unsecured	Senior (with a senior secured guarantee from EFIH)	Senior secured

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Listing	None	None	None	Expected listing on the New York Stock Exchange	Expected listing on the New York Stock Exchange

Redemption	Series P Senior Notes: Optional “make-whole” redemption in whole or in part at any time at 100% of their aggregate principal amount plus a “make-whole” premium and accrued and unpaid interest to the redemption date.

Prior to November 1, 2012, optional redemption in whole or in part at any time at 100% of their aggregate principal amount plus a “make-whole” premium and accrued and unpaid interest to the redemption date.

Prior to November 1, 2011, optional “make-whole” redemption in whole or in part at any time at 100% of their aggregate principal amount plus a “make-whole” premium and accrued and unpaid interest to the redemption date.

				Prior to October 15, 2014, optional “make-whole” redemption in whole or in part at any time at 100% of their aggregate principal amount plus a “make-whole” premium and accrued and unpaid interest to the redemption date.	Prior to October 15, 2014, optional “make-whole” redemption in whole or in part at any time at 100% of their aggregate principal amount plus a “make-whole” premium and accrued and unpaid interest to the redemption date.

	Series Q Senior Notes and Series R Senior Notes: Optional “make-whole” redemption in whole or in part at any time at T+35 basis points.	Beginning on November 1, 2012, the Issuer may redeem any of the notes at specified redemption prices.	Beginning on November 1, 2011, the Issuer may redeem any of the notes at specified redemption prices.	Beginning on October 15, 2014, the Issuer may redeem any of the notes at specified redemption prices.	Beginning on October 15, 2014, the Issuer may redeem any of the notes at specified redemption prices.

		Prior to November 1, 2010, the Issuer may redeem up to 35% of the aggregate principal amount of the notes using the proceeds from certain equity offerings at 110.875% (for Cash-Pay Notes) or 111.250% (for Toggle Notes) of their aggregate principal amount, plus accrued and unpaid interest to the redemption date.	Prior to November 1, 2010, the Issuer may redeem up to 35% of the aggregate principal amount of the notes using the proceeds from certain equity offerings at 110.250% (for Cash-Pay Notes) or 110.500% (for Toggle Notes) of their aggregate principal amount, plus accrued and unpaid interest to the redemption date.	Prior to October 15, 2012, the Issuer may redeem up to 35% of the aggregate principal amount of the notes using the proceeds from certain equity offerings at 109.750% of their aggregate principal amount, plus accrued and unpaid interest to the redemption date.

Prior to October 15, 2012, the Issuer may redeem up to 35% of the aggregate principal amount of the notes using the proceeds from certain equity offerings at 109.750% of their aggregate principal amount, plus accrued and unpaid interest to the redemption date.

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes

Registration/Transfer Restrictions	144A/Reg S with subsequent SEC registration	144A/Reg S with subsequent SEC registration	144A/Reg S with subsequent SEC registration	SEC Registered	SEC Registered
Principal Covenants

Change of Control	None

Upon the occurrence of a Change of Control, holders of the notes have the right to require the Issuer to repurchase some or all of the notes at 101% of their aggregate principal amount, plus accrued and unpaid interest to the repurchase date.

Upon the occurrence of a Change of Control, holders of the notes have the right to require the Issuer to repurchase some or all of the notes at 101% of their aggregate principal amount, plus accrued and unpaid interest to the repurchase date.

Upon the occurrence of a Change of Control, holders of the notes have the right to require the Issuer to repurchase some or all of the notes at 101% of their aggregate principal amount, plus accrued and unpaid interest to the repurchase date.

Upon the occurrence of a Change of Control, holders of the notes have the right to require the Issuer to repurchase some or all of the notes at 101% of their aggregate principal amount, plus accrued and unpaid interest to the repurchase date.

“Change of Control” is generally defined as: (1) the sale, lease or transfer of all or substantially all of the assets of the Issuer and its subsidiaries, taken as a whole, to any person other than a Permitted Holder; or (2) the Issuer becomes aware of the acquisition by any person or group, other than the Permitted Holders, by way of merger, consolidation or other business combination or purchase of beneficial ownership of 50% or more of the total voting power of

“Change of Control” is generally defined as: (1) the sale, lease or transfer of all or substantially all of the assets of EFCH or TCEH and its subsidiaries, taken as a whole, to any person other than a Permitted Holder; (2) TCEH becomes aware of the acquisition by any person or group, other than the Permitted Holders, by way of merger, consolidation or other business combination or purchase of beneficial ownership of 50% or more of the total

“Change of Control” is generally defined as: (1) the sale, lease or transfer of all or substantially all of the assets of the Issuer and its subsidiaries, taken as a whole, to any person other than a Permitted Holder, other than (A) the first to occur of a Permitted Asset Transfer and a TCEH Transfer, in each case made in accordance with the relevant provisions of the Indenture (excluding a Permitted Asset Transfer consisting of a merger of EFIH with and into the Issuer for

“Change of Control” is generally defined as: (1) the sale, lease or transfer of all or substantially all of the assets of EFIH and its subsidiaries taken as a whole, or all or substantially all of the Collateral or Oncor-related Assets, to any person other than a Permitted Holder, other than (A) a Permitted Asset Transfer meeting the requirements of the proviso following clause (3) below and (B) any foreclosure on

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Change of Control (Continued)		the Issuer or any of its direct or indirect parent companies.	voting power of TCEH or any of its direct or indirect parent below and (C) any foreclosure on the Collateral; (2) the Issuer becomes aware companies; or (3) at any time, EFH Corp. ceases to own at least a majority of the total voting power of TCEH.	the purpose of determining the first to occur of a Permitted Asset Transfer or a TCEH Transfer), (B) a transaction meeting the requirements of the proviso to clause (3) below and (C) any foreclosure on the Collateral; (2) the Issuer becomes aware of the acquisition by any person or group, other than the Permitted Holders, by way of merger, consolidation or other business combination or purchase of beneficial ownership of 50% or more of the total voting power of the Issuer or any of its direct or indirect parent companies; or (3) the sale, transfer, conveyance or other disposition of all or substantially all of the assets of EFIH and its subsidiaries, taken as a whole, or all or substantially all of the Collateral or Oncor-related Assets, other than a Permitted Asset Transfer made in accordance with the relevant provisions of	the Collateral, provided that a transaction that would otherwise constitute a Change of Control pursuant to this clause (1) will not constitute a Change of Control if: (a) the consideration received in respect of such transaction (i) is received by EFIH or an Oncor Subsidiary or Successor Oncor Business; (ii) consists of capital stock of a person in a Similar Oncor Business that (A) would become a Subsidiary of EFIH or such Oncor Subsidiary or Successor Oncor Business or (B) is a joint venture in which EFIH or such Oncor Subsidiary or Successor Oncor Business would have a significant Equity Interest; (iii) is at least equal to the fair market value of the assets sold, transferred, conveyed or otherwise disposed of; and (iv) if received by EFIH, is concurrently pledged as Collateral; (b) immediately after such transaction no Default exists; (c) immediately after giving pro forma effect

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Change of Control (Continued)				the Indenture, provided that a transaction that would otherwise constitute a Change of Control pursuant to this clause (3) will not constitute a Change of Control if: (a) the consideration received in respect of such transaction (i) is received by EFIH or an Oncor Subsidiary or Successor Oncor Business; (ii) consists of capital stock of a person in a Similar Oncor Business that (A) would become a Subsidiary of EFIH or such Oncor Subsidiary or Successor Oncor Business or (B) is a joint venture in which EFIH or such Oncor Subsidiary or Successor Oncor Business would have a significant Equity Interest; (iii) is at least equal to the fair market value of the assets sold, transferred, conveyed or otherwise disposed of; and (iv) if received by EFIH, is concurrently pledged as Collateral; (b) immediately after such transaction no Default exists; (c) immediately after giving pro forma effect to such	to such transaction, either (i) EFIH would be able to incur at least $1 of additional Indebtedness under the Fixed Charge Coverage Ratio test in the limitation on incurrence of Indebtedness covenant or (ii) its Fixed Charge Coverage Ratio would be greater as a result of the transaction; and (d) the rating on the notes is not downgraded within a specified time frame; and (e) each guarantor has by a supplemental indenture confirmed its guarantee; (2) EFIH becomes aware of the acquisition by any person or group, other than the Permitted Holders, by way of merger, consolidation or other business combination or purchase of beneficial ownership of 50% or more of the total voting power of EFIH or any of its direct or indirect parent companies; or (3) at any time, EFH Corp. ceases to own at

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Change of Control (Continued)				transaction, either (i) the Issuer would be able to incur at least $1 of additional Indebtedness under the Fixed Charge Coverage Ratio test in the limitation on incurrence of Indebtedness covenant or (ii) its Fixed Charge Coverage Ratio would be greater as a result of the transaction; and (d) the rating on the notes is not downgraded within a specified time frame.	least a majority of the total voting power of EFIH, provided that certain Permitted Asset Transfers will not constitute a Change of Control if: (a) such Permitted Asset Transfer complies with the merger covenant; (b) the successor company has assumed all the obligations of EFIH under the notes and the related documents, in accordance with the merger covenant; (c) immediately after such transaction no Default exists; (d) immediately after giving pro forma effect to such transaction, either (i) EFIH or the successor company would be able to incur at least $1 of additional Indebtedness under the Fixed Charge Coverage Ratio test in the limitation on incurrence of Indebtedness covenant or (ii) its Fixed Charge Coverage Ratio would be greater as a result of the transaction; (e) the rating on the notes is

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Change of Control (Continued)					not downgraded within a specified time frame; and (f) EFIH or the successor company has delivered to the trustee an opinion of counsel relating to the Collateral.

Limitation on Restricted Payments	None	The Issuer and its Restricted Subsidiaries are prohibited from (I) declaring or	TCEH and its Restricted Subsidiaries are prohibited from (I) declaring or	The Issuer and its Restricted Subsidiaries are prohibited from (I) declaring or	EFIH and its Restricted Subsidiaries are prohibited from (I) declaring or
		paying any dividend or making any payment or distribution on account of the Issuer’s, or any of its Restricted Subsidiaries’ Equity Interests; (II) purchasing, redeeming, defeasing or otherwise acquiring or retiring for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer; (III) making any principal payment on, or redeeming, repurchasing, defeasing or otherwise acquiring or retiring for value, prior to any scheduled repayment, sinking fund payment or maturity, any subordinated	paying any dividend or making any payment or distribution on account of TCEH’s, or any of its Restricted Subsidiaries’ Equity Interests; (II) purchasing, redeeming, defeasing or otherwise acquiring or retiring for value any Equity Interests of TCEH or any direct or indirect parent of TCEH; (III) making any principal payment on, or redeeming, repurchasing, defeasing or otherwise acquiring or retiring for value, prior to any scheduled repayment, sinking fund payment or maturity, any subordinated	paying any dividend or making any payment or distribution on account of the Issuer’s, or any of its Restricted Subsidiaries’ Equity Interests; (II) purchasing, redeeming, defeasing or otherwise acquiring or retiring for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer; (III) making any principal payment on, or redeeming, repurchasing, defeasing or otherwise acquiring or retiring for value, prior to any scheduled repayment, sinking fund payment or maturity, any subordinated	paying any dividend or making any payment or distribution on account of EFIH’s, or any of its Restricted Subsidiaries’ Equity Interests; (II) purchasing, redeeming, defeasing or otherwise acquiring or retiring for value any Equity Interests of EFIH or any direct or indirect parent of EFIH; (III) making any principal payment on, or redeeming, repurchasing, defeasing or otherwise acquiring or retiring for value, prior to any scheduled repayment, sinking fund payment or maturity, any subordinated

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Limitation on Restricted Payments (Continued)		Indebtedness; or (IV) making any restricted investment unless: (1) no default has occurred; (2)(A) with respect to any Restricted Payment by the Issuer or any Restricted Subsidiary of the Issuer (other than TCEH and its Restricted Subsidiaries) on a pro forma basis, the Restricted Payment Coverage Ratio would have been at least 2.00 to 1.00 or (B) with respect to a Restricted Payment by TCEH or any Restricted Subsidiary of TCEH, on a pro forma basis, TCEH could incur $1 of additional Indebtedness under its Fixed Charge Coverage Ratio test in the limitation on incurrence of Indebtedness covenant; and (3)(A) certain Restricted Payments made by the Issuer and its Restricted Subsidiaries (other than TCEH and its Restricted Subsidiaries) would be less than 50% of the Issuer’s	Indebtedness; or (IV) making any restricted investment unless: (1) no default has occurred; (2) on a pro forma basis, TCEH could incur $1 of additional Indebtedness under its Fixed Charge Coverage Ratio test in the limitation on incurrence of Indebtedness covenant; and (3) certain Restricted Payments made by TCEH and its Restricted Subsidiaries would be less than 50% of TCEH’s Consolidated Net Income from October 1, 2007.	Indebtedness; or (IV) making any restricted investment unless: (1) no default has occurred; (2)(A) with respect to any Restricted Payment by the Issuer or any Restricted Subsidiary of the Issuer (other than TCEH and its Restricted Subsidiaries) on a pro forma basis, the Restricted Payment Coverage Ratio would have been at least 2.00 to 1.00 or (B) with respect to a Restricted Payment by TCEH or any Restricted Subsidiary of TCEH, on a pro forma basis, TCEH could incur $1 of additional Indebtedness under its Fixed Charge Coverage Ratio test in the limitation on incurrence of Indebtedness covenant; and (3)(A) certain Restricted Payments made by the Issuer and its Restricted Subsidiaries (other than TCEH and its Restricted Subsidiaries) would be less than 50% of the Issuer’s	Indebtedness; or (IV) making any restricted investment unless: (1) no default has occurred; (2) on a pro forma basis, the Restricted Payment Coverage Ratio would have been at least 2.00 to 1.00; and (3) certain Restricted Payments made by EFIH and its Restricted Subsidiaries would be less than 50% of EFIH’s Consolidated Net Income from October 11, 2007.

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Limitation on Restricted Payments (Continued)		Consolidated Net Income from October 1, 2007 and (B) certain Restricted Payments made by TCEH and its Restricted Subsidiaries would be less than 50% of TCEH’s Consolidated Net Income from October 1, 2007.		Consolidated Net Income from October 11, 2007 and (B) certain Restricted Payments made by TCEH and its Restricted Subsidiaries would be less than 50% of TCEH’s Consolidated Net Income from October 11, 2007.

This prohibition is also subject to enumerated exceptions

including, among others (using cross-references as set forth in this covenant in the 2017 Indenture): (7) aggregate Investments in Unrestricted Subsidiaries having an aggregate fair market value not to exceed (A) 1.5% of Total Assets at the time of such Investment and (B) to the extent invested in any of the Oncor Subsidiaries, $500 million; and (11) aggregate Restricted Payments not to exceed 2.0% of Total Assets; and (using cross-references as set

This prohibition is also subject to enumerated exceptions

including, among others (using cross-references as set forth in this covenant in the TCEH Indenture): (7) aggregate Investments in Unrestricted Subsidiaries having an aggregate fair market value not to exceed 1.0% of Total Assets at the time of such Investment; and (11)(A) aggregate Restricted Payments not to exceed 2.0% of Total Assets and (B) dividends or loans to EFH Corp. not to exceed $1,000 million if the proceeds of the dividends or loans are

This prohibition is also subject to enumerated exceptions including,

among others (using cross-references as set forth in this covenant in the indenture governing the New EFH Senior Secured Notes (the “EFH Indenture”)): (7) aggregate Investments in Unrestricted Subsidiaries having an aggregate fair market value not to exceed (A) 1.5% of Total Assets at the time of such Investment and (B) to the extent invested in any of the Oncor Subsidiaries, $500 million; (11) aggregate Restricted Payments not to exceed 2.0% of Total Assets; and (16)

This prohibition is also subject to enumerated exceptions including, among others (using cross-references as set forth in this covenant in the indenture governing the New EFIH Senior Secured Notes (the “EFIH Indenture”)): (7) aggregate Investments in Unrestricted Subsidiaries having an aggregate fair market value not to exceed (A) 1.5% of Total Assets at the time of such Investment and (B) to the extent invested in any of the Oncor Subsidiaries, $500.0 million; (11)(A) aggregate Restricted Payments not to exceed $100 million and (B)

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Limitation on Restricted Payments (Continued)

forth in the definition of “Permitted Investments” in the 2017 Indenture): (8) aggregate Investments in a Similar Business having an aggregate fair market value not to exceed 3.5% of Total Assets; (13) additional Investments having an aggregate fair market value not to exceed 3.5% of Total Assets; and (18) aggregate Investments in Shell Wind not to exceed $1,500 million.

invested in the Oncor Subsidiaries; and (using cross-references as set forth in the definition of “Permitted Investments” in the TCEH Indenture): (8) aggregate Investments in a Similar Business having an aggregate fair market value not to exceed 3.5% of Total Assets; (13) additional Investments having an aggregate fair market value not to exceed 3.5% of Total Assets; and (19) aggregate Investments in Shell Wind not to exceed $1,500 million.

				Restricted Payments in respect of Permitted Asset Transfers that are spin-offs; and (using cross-references as set forth in the definition of “Permitted Investments” in the EFH Indenture): (8) aggregate Investments in a Similar Business having an aggregate fair market value not to exceed 3.5% of Total Assets; (13) additional Investments having an aggregate fair market value not to exceed 3.5% of Total Assets; (18) aggregate Investments in Shell Wind or in other wind or other renewable energy projects or in any nuclear power or energy joint venture not to exceed $1,500 million; and (20) aggregate Investments in any nuclear power or energy joint venture not to exceed $200 million.	loans to EFH Corp. in amounts to permit EFH Corp. to pay interest when due on certain of its Indebtedness; (16) Restricted Payments to permit EFH Corp. to allow it to comply with the asset sale covenant under its indenture; and (18) Restricted Payments to permit EFH Corp. to make interest payments on certain of its existing notes and the New EFH Senior Secured Notes; and (using cross-references as set forth in the definition of “Permitted Investments” in the EFIH Indenture): (8) aggregate Investments in a Similar Business having an aggregate fair market value not to exceed 3.5% of Total Assets; and (13) additional Investments having an aggregate fair market value not to exceed 3.5% of Total Assets.

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Limitation on Restricted Payments (Continued)		In addition, the Issuer and its Restricted Subsidiaries are prohibited from paying cash dividends or distributions (or making repurchases or incurring debt to achieve the same result) to the Investors unless the Consolidated Leverage Ratio of the Issuer would be equal to or less than 7.00 to 1.00.		In addition, the Issuer and its Restricted Subsidiaries are prohibited from paying cash dividends or distributions (or making repurchases or incurring debt to achieve the same result) to the Investors unless the Consolidated Leverage Ratio of the Issuer would be equal to or less than 7.00 to 1.00.	In addition, EFIH and its Restricted Subsidiaries are prohibited from paying cash dividends or distributions (or making repurchases or incurring debt to achieve the same result) to EFH Corp. to permit it to make such payments to the Investors unless the Consolidated Leverage Ratio of EFIH (treating the Oncor Subsidiaries as Restricted Subsidiaries) would be equal to or less than 6.00 to 1.00 prior to a Permitted Asset Transfer and 7.00 to 1.00 after a Permitted Asset Transfer.

Limitation on Incurrence of Indebtedness	None	The Issuer and its Restricted Subsidiaries are prohibited from incurring Indebtedness and issuing shares of preferred stock and/or disqualified stock unless the Issuer’s consolidated Fixed Charge Coverage Ratio is at least 2.00 to 1.00 on a pro forma basis, or, in the case of TCEH and its Restricted Subsidiaries, TCEH’s consolidated Fixed	TCEH and its Restricted Subsidiaries are prohibited from incurring Indebtedness and issuing shares of preferred stock and/or disqualified stock unless TCEH’s consolidated Fixed Charge Coverage Ratio is at least 2.00 to 1.00 on a pro forma basis, subject to enumerated exceptions including, among others (using	The Issuer and its Restricted Subsidiaries are prohibited from incurring Indebtedness and issuing shares of preferred stock and/or disqualified stock unless the Issuer’s consolidated Fixed Charge Coverage Ratio is at least 2.00 to 1.00 on a pro forma basis, or, in the case of TCEH and its Restricted Subsidiaries, TCEH’s	EFIH and its Restricted Subsidiaries are prohibited from incurring Indebtedness and issuing shares of preferred stock and/or disqualified stock unless EFIH’s consolidated Fixed Charge Coverage Ratio is at least 2.00 to 1.00 on a pro forma basis, subject to enumerated exceptions including, among others (using

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Limitation on Incurrence of Indebtedness (Continued)		Charge Coverage Ratio is at least 2.00 to 1.00 on a pro forma basis, subject to enumerated exceptions including, among others (using cross-references as set forth in this covenant in the 2017 Indenture): (1) the incurrence of Indebtedness under Credit Facilities up to an aggregate principal amount of $26,500 million plus any collateral posting facility; (2) the incurrence (x) by the Issuer and any guarantor of Indebtedness represented by the notes and related guarantees and (y) by EFCH and its subsidiaries of Indebtedness represented by the TCEH notes; (4) capitalized lease obligations and purchase money obligations; (12)(b) the incurrence of Indebtedness by the Issuer or any Restricted	cross-references as set forth in this covenant in the TCEH Indenture): (1) the incurrence of Indebtedness under Credit Facilities up to an aggregate principal amount of $26,500 million plus any collateral posting facility; (2) the incurrence by TCEH and any guarantor of Indebtedness represented by the notes and related guarantees; (4) capitalized lease obligations and purchase money obligations; (12)(b) the incurrence of Indebtedness by the Issuer or any Restricted Subsidiary in an aggregate principal amount not to exceed $1,750 million; and (14) the incurrence of Indebtedness to finance acquisitions.	consolidated Fixed Charge Coverage Ratio is at least 2.00 to 1.00 on a pro forma basis, subject to enumerated exceptions including, among others (using cross-references as set forth in this covenant in the EFH Indenture): (1) the incurrence of Indebtedness under Credit Facilities up to an aggregate principal amount of $26,500 million plus any collateral posting facility; (2) the incurrence by the Issuer and any guarantor of up to $4.0 billion in debt to be issued in the exchange offers and certain other Indebtedness (which amount may be reduced in certain circumstances if Parity Lien Debt is repaid with the proceeds of certain Asset Sales); (4) capitalized lease obligations and purchase money obligations; (12)(b) the incurrence of	cross-references as set forth in this covenant in the EFIH Indenture): (1) the incurrence of Indebtedness under Credit Facilities up to an aggregate principal amount of $750 million; (2) the incurrence by the Issuer and any guarantor of up to $4.0 billion in debt to be issued in the exchange offers and certain other Indebtedness (which amount may be reduced in certain circumstances if Parity Lien Debt is repaid with the proceeds of certain Asset Sales); (3) guarantees of up to $3.0 billion of Indebtedness of EFH Corp.; (4) capitalized lease obligations and purchase money obligations; (12)(b) the incurrence of Indebtedness by the Issuer or any Restricted Subsidiary in an aggregate principal amount not to exceed $250 million; and (14) the incurrence of certain Indebtedness to finance acquisitions.

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Limitation on Incurrence of Indebtedness (Continued)		Subsidiary in an aggregate principal amount not to exceed $1,750 million; and (14) the incurrence of certain Indebtedness to finance acquisitions.		Indebtedness by the Issuer or any Restricted Subsidiary in an aggregate principal amount not to exceed $1,750 million; and (14) the incurrence of certain Indebtedness to finance acquisitions.

Limitation on Liens	The Issuer is prohibited from pledging or otherwise encumbering capital stock of its subsidiaries to secure Indebtedness without equally and ratably securing the relevant series of Legacy Notes, except that the Issuer may so encumber such capital stock so long as the underlying Indebtedness does not exceed 5% of Consolidated Capitalization.	The Issuer and each guarantor are prohibited from incurring liens in respect of Indebtedness unless the notes and guarantees are secured on an equal or senior basis, subject to enumerated exceptions including, among others (using cross-references as set forth in this covenant in the 2017 Indenture): (a) liens securing the notes and related guarantees; (b) liens securing Indebtedness incurred under the $26,500 million Credit Facilities basket; and (c) liens securing Indebtedness permitted to be incurred under the limitation on incurrence of Indebtedness	TCEH, TCEH Finance and each guarantor are prohibited from incurring liens in respect of Indebtedness unless the notes and guarantees are secured on an equal or senior basis, subject to enumerated exceptions including, among others (using cross-references as set forth in this covenant in the TCEH Indenture): (a) liens securing the notes and related guarantees; (b) liens securing Indebtedness incurred under the $26,500 million Credit Facilities basket; and (c) liens securing Indebtedness permitted to be incurred under the limitation on incurrence of Indebtedness	The Issuer and each guarantor that is a Restricted Subsidiary are prohibited from incurring liens in respect of Indebtedness unless the notes and guarantees are secured on an equal or senior basis, subject to enumerated exceptions including, among others (using cross-references as set forth in this covenant in the EFH Indenture): (a) liens (other than with respect to the Collateral) securing the notes and related guarantees and other Indebtedness permitted to be incurred under the $4.0 billion basket of the limitation on incurrence of Indebtedness covenant,	EFIH, EFIH Finance and any guarantor that is a Restricted Subsidiary are prohibited from incurring liens in respect of Indebtedness unless the notes and guarantees are secured on an equal or senior basis, subject to enumerated exceptions including, among others (using cross-references as set forth in this covenant in the EFIH Indenture): (a) liens (other than with respect to the Collateral) securing the notes and related guarantees and other Indebtedness permitted to be incurred under the $4.0 billion basket or under the $3.0 billion basket for guarantees of EFH Corp. Indebtedness of the limitation on incurrence

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Limitation on Liens (Continued)		covenant if, on a pro forma basis, the Consolidated Secured Debt Ratio would be no greater than 5.0 to 1.0; and (as set forth in the definition of “Permitted Liens” in the 2017 Indenture): (6) liens securing Indebtedness in respect of the baskets for (i) capitalized lease obligations and purchase money obligations and (ii) $1,750 million in additional Indebtedness, in each case permitted to be incurred under the limitation on incurrence of Indebtedness covenant.	covenant if, on a pro forma basis, the Consolidated Secured Debt Ratio would be no greater than 5.0 to 1.0; and (using cross-references as set forth in the definition of “Permitted Liens” in the TCEH Indenture): (6) liens securing Indebtedness in respect of the baskets for (i) capitalized lease obligations and purchase money obligations and (ii) $1,750 million in additional Indebtedness, in each case permitted to be incurred under the limitation on incurrence of Indebtedness covenant.	as long as the notes and related guarantees are secured on an equal and ratable basis; (b) liens securing Indebtedness incurred under the $26,500 million Credit Facilities basket; and (c) liens securing Indebtedness permitted to be incurred under the limitation on incurrence of Indebtedness covenant if, on a pro forma basis, the Consolidated Secured Debt Ratio would be no greater than 5.0 to 1.0; and (using cross-references as set forth in the definition of “Permitted Liens” in the EFH Indenture): (6) liens securing Indebtedness in respect of the baskets for (i) capitalized lease obligations and purchase money obligations and (ii) $1,750 million in additional Indebtedness, in each case permitted to be incurred under the limitation on incurrence of Indebtedness covenant.	of Indebtedness covenant, as long as the notes and related guarantees are secured on an equal and ratable basis; (b) liens securing Indebtedness incurred under the $750 million Credit Facilities basket; and (c) liens securing Indebtedness permitted to be incurred under the limitation on incurrence of Indebtedness covenant if, on a pro forma basis, the Consolidated Secured Debt Ratio would be no greater than 5.0 to 1.0; and (using cross-references as set forth in the definition of “Permitted Liens” in the EFIH Indenture): (6) liens securing Indebtedness in respect of the baskets for (i) capitalized lease obligations and purchase money obligations and (ii) $250 million in additional Indebtedness, in each case permitted to be incurred under the limitation on incurrence of Indebtedness covenant.

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Limitation on Liens (Continued)				The Issuer and EFIH are prohibited from incurring liens on the Collateral other than liens to secure Indebtedness of up to $4.0 billion on a parity basis with the notes, unlimited junior liens on the Collateral and certain liens for taxes, assessments or other governmental charges.

EFIH is prohibited from incurring liens on the Collateral other than liens to secure Indebtedness of up to $4.0 billion on a parity basis with the notes, unlimited junior liens on the Collateral and certain liens for taxes, assessments or other governmental charges.

Limitation on Asset Sales	None

Neither the Issuer nor any of its Restricted Subsidiaries may consummate an Asset Sale unless fair market value consideration is received and, except in the case of a Permitted Asset Swap, at least 75% of the consideration is in the form of cash or cash equivalents, except that Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary having an aggregate fair market value not to exceed 5% of Total Assets is deemed to be cash for these purposes.

Neither TCEH nor any of its Restricted Subsidiaries may consummate an Asset Sale unless fair market value consideration is received and, except in the case of a Permitted Asset Swap, at least 75% of the consideration is in the form of cash or cash equivalents, except that Designated Non-cash Consideration received by TCEH or such Restricted Subsidiary having an aggregate fair market value not to exceed 5% of Total Assets is deemed to be cash for these purposes.

Neither the Issuer nor any of its Restricted Subsidiaries may consummate an Asset Sale unless fair market value consideration is received and, except in the case of a Permitted Asset Swap, at least 75% of the consideration is in the form of cash or cash equivalents, except that Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary having an aggregate fair market value not to exceed 5% of Total Assets (or $400 million in the case of Asset Sales of Collateral

Neither EFIH nor any of its Restricted Subsidiaries may consummate an Asset Sale unless fair market value consideration is received and, except in the case of a Permitted Asset Swap, at least 75% of the consideration is in the form of cash or cash equivalents, except that Designated Non-cash Consideration received by EFIH or such Restricted Subsidiary having an aggregate fair market value not to exceed 5% of Total Assets (or $400 million in the case of Asset Sales of Collateral

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Limitation on Asset Sales (Continued)				received by EFIH) is deemed to be cash for these purposes, and consideration received from an Asset Sale of Collateral must be pledged for the benefit of the holders of the notes.	received by EFIH) is deemed to be cash for these purposes, and consideration received from an Asset Sale of Collateral must be pledged for the benefit of the holders of the notes.

Net proceeds received by the Issuer or a Restricted Subsidiary from an Asset Sale must be used as follows: (1) to permanently reduce: (a) senior secured Indebtedness; (b) other senior Indebtedness, as long as the Issuer ratably reduces amounts outstanding under the notes; (c) certain existing notes which have a final maturity date on or prior to October 15, 2017, with net proceeds from Asset Sales equal to an amount up to 3.5% of Total Assets; or (d) Indebtedness of a Restricted Subsidiary that is not a guarantor; (2) to make Investments to acquire Restricted Subsidiaries or certain other

Net proceeds received by TCEH or a Restricted Subsidiary from an Asset Sale must be used as follows: (1) to permanently reduce: (a) senior secured Indebtedness; (b) other senior Indebtedness, as long as the Issuer ratably reduces amounts outstanding under the notes; (c) certain existing notes which have a final maturity date on or prior to October 15, 2016, with net proceeds from Asset Sales equal to an amount up to 3.5% of Total Assets; or (d) Indebtedness of a Restricted Subsidiary that is not a guarantor; (2) to make Investments to acquire Restricted Subsidiaries or certain other

Net proceeds received by the Issuer or a Restricted Subsidiary from an Asset Sale (except an Asset Sale of Collateral or other assets of Oncor) must be used as follows: (1) to permanently reduce: (a) senior secured Indebtedness; (b) other senior Indebtedness, as long as the Issuer ratably reduces amounts outstanding under the notes; (c) certain existing notes which have a final maturity date on or prior to October 15, 2019, with net proceeds from Asset Sales equal to an amount up to 3.5% of Total Assets; or (d) Indebtedness of a Restricted Subsidiary that is not a guarantor; (2) to make

Net proceeds received by EFIH or a Restricted Subsidiary from an Asset Sale (except an Asset Sale of Collateral or other assets of Oncor) must be used as follows: (1) to repay or prepay Parity Lien Debt of EFIH (other than the notes) on a pro rata basis (including to make Restricted Payments to EFH Corp. to allow it to repay or prepay its Parity Lien Debt (other than Indebtedness owed to a Subsidiary of EFH Corp.) that is guaranteed by EFIH), up to an amount equal to the net proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the Parity

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Limitation on Asset Sales (Continued)		Investments in a Similar Business; or (3) to make Investments to acquire Restricted Subsidiaries or certain other Investments to replace the businesses, properties and/or assets that are the subject of the Asset Sale.	Investments in a Similar Businesses; or (3) to make Investments to acquire Restricted Subsidiaries or certain other Investments to replace the businesses, properties and/or assets that are the subject of the Asset Sale.	Investments to acquire Restricted Subsidiaries or certain other Investments in Similar Businesses; or (3) to make Investments to acquire Restricted Subsidiaries or certain other Investments to replace the businesses, properties and/or assets that are the subject of the Asset Sale.	Lien Debt and the denominator of which is the outstanding principal amount of all Parity Lien Debt (including the notes), as long as EFIH ratably reduces amounts outstanding under the notes; (2) to permanently reduce: (a) senior secured Indebtedness; (b) other senior Indebtedness, as long as EFIH ratably reduces amounts outstanding under the notes; or (c) Indebtedness of a Restricted Subsidiary that is not a guarantor; (3) to make Investments to acquire Restricted Subsidiaries or certain other Investments in Similar Businesses; or (4) to make Investments to acquire Restricted Subsidiaries or certain other Investments to replace the businesses, properties and/ or assets that are the subject of the Asset Sale.

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes

Limitation on Asset Sales (Continued)

Net proceeds received by the Issuer or a Restricted Subsidiary from an Asset Sale of Collateral or other assets of Oncor must be deposited in a cash collateral account for the payment of interest and principal on, and/or to repay, prepay or repurchase, Parity Lien Debt (including the notes) as described in the following clauses (1) and (2) (unless an Investment described in clause (3) is made): (1) to repay or prepay Parity Lien Debt (other than the notes), up to an amount equal to the net proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the Parity Lien Debt and the denominator of which is the outstanding principal amount of all Parity Lien Debt (including the notes), as long as the Issuer ratably reduces amounts outstanding under the notes; (2) to repay or repurchase any EFIH notes or other Parity Lien Debt of

Net proceeds received by EFIH or a Restricted Subsidiary from an Asset Sale of Collateral or other assets of Oncor must be deposited in a cash collateral account for the payment of interest and principal on, and/or to repay, prepay, repurchase or redeem, Parity Lien Debt (including the notes) as described in the following clauses (1) and (2) (unless an Investment described in clause (3) is made): (1) to repay or prepay Parity Lien Debt (other than the notes) on a pro rata basis (including to make Restricted Payments to EFH Corp. to allow it to repay or prepay its Parity Lien

Debt that is guaranteed by EFIH), up to an amount equal to the net proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the Parity Lien Debt and the denominator of which is the outstanding principal amount of all Parity Lien Debt (including

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes

Limitation on Asset Sales (Continued)				EFIH; or (3) to make Investments in Oncor Subsidiaries or Successor Oncor Business, so long as such Investment is pledged as Collateral.

the notes), as long as EFIH ratably reduces amounts outstanding under the notes; (2) to repay, repurchase or redeem the notes; or (3) to make Investments in Oncor Subsidiaries or Successor Oncor Business, so long as such Investment is pledged as Collateral.

		If the net proceeds are not so used, the Issuer must offer to repurchase the notes using such net proceeds.	If the net proceeds are not so used, the Issuer must offer to repurchase the notes using such net proceeds.	If the net proceeds are not so used, the Issuer must offer to repurchase the notes using such net proceeds.	If the net proceeds are not so used, the Issuer must offer to repurchase the notes using such net proceeds.

Merger, Consolidation and Sale of All or Substantially All Assets	The Issuer may not merge into another company or convey, transfer or lease its	The Issuer may not merge or consolidate into another company or dispose of all or	Neither TCEH nor EFCH may merge or consolidate into another company or dispose of	Except as described above under “Change of Control” and below under “Other Asset	Except as described above under “Change of Control” and below under “Other Asset properties and assets as an entirety or substantially as an entirety, unless the successor company assumes the obligations under the relevant series of Legacy Notes and no event of default has occurred.

substantially all of its properties or assets, unless the successor company assumes the obligations under the notes, no default has occurred and the successor company would be able to incur at least $1 of additional Indebtedness under the Fixed Charge Coverage Ratio test in the limitation on incurrence all or substantially all of its properties or assets, unless the successor company assumes the obligations under the notes, no default has occurred and the successor company would be able to incur at least $1 of additional Indebtedness under the Fixed Charge Coverage Ratio test in the limitation on

Transfer Provisions,” the Issuer may not merge or consolidate into another company or dispose of all or substantially all of its properties or assets, unless the successor company assumes the obligations under the notes and the Security Documents, no default has occurred and the successor company

Transfer Provisions,” EFIH may not merge or consolidate into another company or dispose of all or substantially all of its properties or assets, unless the successor company assumes the obligations under the notes and the Security Documents, no default has occurred, the successor company would be able to incur

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Merger, Consolidation and Sale of All or Substantially All Assets (Continued)		of Indebtedness covenant or its Fixed Charge Coverage Ratio would be greater as a result of the transaction.	incurrence of Indebtedness covenant or its Fixed Charge Coverage Ratio would be greater as a result of the transaction.

would be able to incur at least $1 of additional Indebtedness under the Fixed Charge Coverage Ratio test in the limitation on incurrence of Indebtedness covenant or its Fixed Charge Coverage Ratio would be greater as a result of the transaction.

Notwithstanding the foregoing, EFIH may merge with and into the Issuer if such merger is a Permitted Asset Transfer.

at least $1 of additional Indebtedness under the Fixed Charge Coverage Ratio test in the limitation on incurrence of Indebtedness covenant or its Fixed Charge Coverage Ratio would be greater as a result of the transaction and, in the case of a Permitted Asset Transfer other than a merger of EFIH with and into EFH Corp., the rating on the notes is not downgraded within a specified time frame.

Notwithstanding the foregoing, EFIH may merge with and into EFH Corp. if such merger is a Permitted Asset Transfer.

Other Asset Transfer Provisions	None	None	None

The Issuer and its Restricted Subsidiaries (other than EFIH) may not hold ownership or other interests in the Oncor Subsidiaries or Successor Oncor Businesses or any other Collateral, except the Issuer may hold such ownership or other interests following a

Restricted Subsidiaries may not hold ownership or other interests in the Oncor Subsidiaries or Successor Oncor Businesses or any other Collateral, and Unrestricted Subsidiaries may not hold ownership or other interests in EFIH or in

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Other Asset Transfer Provisions (Continued)

merger of EFIH with and into the Issuer, which is a Permitted Asset Transfer,

and Unrestricted Subsidiaries may not hold ownership or other interests in EFIH or in the Oncor Subsidiaries or any Successor Oncor Businesses except that an Oncor Subsidiary may hold ownership or other interests in another Oncor Subsidiary.

The Issuer and its Restricted Subsidiaries may not engage in a Permitted Asset Transfer, unless the successor company assumes the obligations under the notes and the Security Documents, no event of default has occurred, the successor company would be able to incur at least $1 of additional Indebtedness under its Fixed Charge Coverage Ratio test in the limitation on incurrence of Indebtedness covenant or its Fixed Charge Coverage Ratio would be greater as a result of the transaction and, the Oncor Subsidiaries or any Successor Oncor Businesses except that an Oncor Subsidiary may hold ownership or other interests in another Oncor Subsidiary.

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Other Asset Transfer Provisions (Continued)

except in the case of a Permitted Asset Transfer consisting of a merger of EFIH with and into the Issuer, the rating on the notes is not downgraded within a specified time frame.

The Issuer and its Restricted Subsidiaries may not engage in a TCEH Transfer unless the Issuer enters into a supplemental indenture, no default has occurred, the Issuer would be able to incur at least $1 of additional Indebtedness under its Fixed Charge Coverage Ratio test in the limitation on incurrence of Indebtedness covenant or its Fixed Charge Coverage Ratio would be greater as a result of the transaction and the rating on the notes is not downgraded within a specified time frame.

Limitation on Transactions with Affiliates	None	The Issuer and its Restricted Subsidiaries are prohibited from making payments, disposing of property to or generally entering into transactions with Affiliates, if the transaction involves	TCEH and its Restricted Subsidiaries are prohibited from making payments, disposing of property to or generally entering into transactions with Affiliates, if the transaction involves	The Issuer and its Restricted Subsidiaries are prohibited from making payments, disposing of property to or generally entering into transactions with Affiliates, if the transaction involves	EFIH and its Restricted Subsidiaries are prohibited from making payments, disposing of property to or generally entering into transactions with Affiliates, if the transaction involves

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Limitation on Transactions with Affiliates (Continued)		consideration of more than $25 million, unless the transaction is not materially less favorable to the Issuer than what would have been obtained on an arm’s-length basis or, if the transaction involves consideration of more than $50 million, the board of the Issuer approves the transaction, subject to enumerated exceptions.	consideration of more than $25 million, unless the transaction is not materially less favorable to TCEH than what would have been obtained on an arm’s-length basis or, if the transaction involves consideration of more than $50 million, the board of TCEH approves the transaction, subject to enumerated exceptions.	consideration of more than $25 million, unless the transaction is not materially less favorable to the Issuer than what would have been obtained on an arm’s-length basis or, if the transaction involves consideration of more than $50 million, the board of the Issuer approves the transaction, subject to enumerated exceptions.	consideration of more than $25 million, unless the transaction is not materially less favorable to EFIH than what would have been obtained on an arm’s-length basis or, if the transaction involves consideration of more than $50 million, the board of EFIH approves the transaction, subject to enumerated exceptions.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries	None	Wholly-owned subsidiaries that are Restricted Subsidiaries, other than guarantors, are prohibited from guaranteeing Indebtedness of the Issuer without	Wholly-owned subsidiaries that are Restricted Subsidiaries, other than TCEH Finance or the guarantors, are prohibited from guaranteeing	Wholly-owned subsidiaries that are Restricted Subsidiaries, other than guarantors, are prohibited from guaranteeing Indebtedness of the Issuer without	Wholly-owned subsidiaries that are Restricted Subsidiaries, other than EFIH Finance and any guarantors, are prohibited from guaranteeing
		guaranteeing the notes, subject to enumerated exceptions.	Indebtedness of TCEH without guaranteeing the notes, subject to enumerated exceptions.	guaranteeing the notes, subject to enumerated exceptions.	Indebtedness of EFIH without guaranteeing the notes, subject to enumerated exceptions.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries	None	Restricted Subsidiaries of the Issuer that are not guarantors are prohibited from creating consensual encumbrances on their ability to pay dividends, make loans	Restricted Subsidiaries of TCEH that are not guarantors are prohibited from creating consensual encumbrances on their ability to pay dividends, make loans	Restricted Subsidiaries of the Issuer that are not guarantors are prohibited from creating consensual encumbrances on their ability to pay dividends, make loans	Restricted Subsidiaries of EFIH that are not guarantors are prohibited from creating consensual encumbrances on their ability to pay dividends, make loans

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries (Continued)		or advances or transfer property or assets, in each case to the Issuer or its Restricted Subsidiaries.	or advances or transfer property or assets, in each case to TCEH or its Restricted Subsidiaries.	or advances or transfer property or assets, in each case to the Issuer or its Restricted Subsidiaries.	or advances or transfer property or assets, in each case to EFIH or its Restricted Subsidiaries.

Events of Default

(a) failure to pay interest within 30 days on the relevant series of Legacy Notes;

(b) failure to pay principal on the relevant series of Legacy Notes;

(c) failure to perform or breach of a covenant in the relevant Legacy Notes Indenture for 90 days after receipt of written notice given by the trustee or the holders of not less than 33% in principal

(1) failure to pay principal on the notes;

(2) failure for 30 days or more to pay interest on the notes;

(3) failure for 60 days after receipt of written notice given by the trustee or the holders of not less than 30% in principal amount of the notes to comply with any covenants;

(4) default under other Indebtedness by the Issuer or any of its

(1) failure to pay principal on the notes;

(2) failure for 30 days or more to pay interest on the notes;

(3) failure for 60 days after receipt of written notice given by the trustee or the holders of not less than 30% in principal amount of the notes to comply with any covenants;

(4) default under other Indebtedness by TCEH or any of its Restricted

(1) failure to pay principal on the notes;

(2) failure for 30 days or more to pay interest on the notes;

(3) failure for 60 days after receipt of written notice given by the trustee or the holders of not less than 30% in principal amount of the notes to comply with any covenants;

(4) default under other Indebtedness by the Issuer or any of its

(1) failure to pay principal on the notes;

(2) failure for 30 days or more to pay interest on the notes;

(3) failure for 60 days after receipt of written notice given by the trustee or the holders of not less than 30% in principal amount of the notes to comply with any covenants;

(4) default under other Indebtedness by EFIH or any of its Restricted amount of the relevant series of Legacy Notes; or (d) and (e) certain bankruptcy, insolvency or similar occurrences.

Restricted Subsidiaries, if both: (a) such default results from the failure to pay any principal of such Indebtedness at its stated final maturity or relates to another obligation and results in the holders of such Indebtedness causing it to become due prior to its stated maturity; and

Subsidiaries, if both:

(a) such default results from the failure to pay any principal of such Indebtedness at its stated final maturity or relates to another obligation and results in the holders of such Indebtedness causing it to become due prior to its stated maturity; and

Restricted Subsidiaries, if both: (a) such default results from the failure to pay any principal of such Indebtedness at its stated final maturity or relates to another obligation and results in the holders of such Indebtedness causing it to become due prior to its stated maturity; and

Subsidiaries, if both: (a) such default results from the failure to pay any principal of such Indebtedness at its stated final maturity or relates to another obligation and results in the holders of such Indebtedness causing it to become due prior to its stated maturity; and

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Events of Default (Continued)		(b) the principal amount of such Indebtedness is equal to $250 million or more;	(b) the principal amount of such Indebtedness is equal to $250 million or more;	(b) the principal amount of such Indebtedness is equal to $250 million or more;	(b) the principal amount of such Indebtedness is equal to $250 million or more;

(5) failure by the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $250 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final;

(6) and (7) certain events of bankruptcy or insolvency with respect to the Issuer or any

(5) failure by the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $250 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final;

(6) and (7) certain events of bankruptcy or insolvency with respect to the Issuer or any

(5) failure by the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $250 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final;

(6) and (7) certain events of bankruptcy or insolvency with respect to the Issuer or any

(5) failure by the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $250 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final;

(6) and (7) certain events of bankruptcy or insolvency with respect to the Issuer or any

		Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary); or	Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary); or	Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary);	Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary);

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Events of Default (Continued)

(8) the guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) for any reason ceases to be in full force and effect or

(8) the guarantee of EFCH or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) for any reason ceases to be in

(8) the guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) for any reason ceases to be in full force and effect or

(8) the guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) for any reason ceases to be in full force and effect or

		is declared null and void, except as permitted by the indenture.	full force and effect or is declared null and void, except as permitted by the indenture.	is declared null and void, except as permitted by the indenture; or	is declared null and void, except as permitted by the indenture; or
				(9) the lien on Collateral having a fair market value of more than $250 million ceases to be in effect.	(9) the lien on Collateral having a fair market value of more than $250 million ceases to be in effect.

Amendment, Supplement and Waiver

Without the consent of each affected holder of notes, an amendment or waiver may not

(using cross-references as set forth in the Legacy Notes Indentures): (a) change the stated maturity, change or reduce the principal amount, change the rate of interest, change the currency of payment or impair the right to institute suit for payment on or after the stated maturity;

Without the consent of each affected holder of notes, an amendment may not (using cross-references as set forth in the 2017 Indenture: (1) reduce the principal amount of such notes whose holders must consent to an amendment, supplement or waiver;

Without the consent of each affected holder of notes, an amendment may not (using cross-references as set forth in the TCEH Indenture): (1) reduce the principal amount of such notes whose holders must consent to an amendment, supplement or waiver;

Without the consent of each affected holder of notes, an amendment may not (using cross-references as set forth in the EFH Indenture): (1) reduce the principal amount of such notes whose holders must consent to an amendment, supplement or waiver;

Without the consent of each affected holder of notes, an amendment may not (using cross-references as set forth in the EFIH Indenture): (1) reduce the principal amount of such notes whose holders must consent to an amendment, supplement or waiver;

		(2) reduce the principal of or change the fixed final maturity of any such note or alter or waive the provisions with respect to the redemption of the notes;	(2) reduce the principal of or change the fixed final maturity of any such note or alter or waive the provisions with respect to the redemption of the notes;	(2) reduce the principal of or change the fixed final maturity of any such note or alter or waive the provisions with respect to the redemption of the notes;	(2) reduce the principal of or change the fixed final maturity of any such note or alter or waive the provisions with respect to the redemption of the notes;

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Amendment, Supplement and Waiver (Continued)	(b) reduce the percentage of notes whose holders must consent to an	(3) reduce the rate of or change the time for payment of interest on any note;	(3) reduce the rate of or change the time for payment of interest on any note;	(3) reduce the rate of or change the time for payment of interest on any note;	(3) reduce the rate of or change the time for payment of interest on any note;
	amendment, supplement or waiver; or	(4) waive a default in the payment of principal or interest on the notes;	(4) waive a default in the payment of principal or interest on the notes;	(4) waive a default in the payment of principal or interest on the notes;	(4) waive a default in the payment of principal or interest on the notes;

(c) modify certain covenants and provisions relating to

waivers of past defaults.

However the following amendments, among others, do not require the consent of any -

holder: (using cross-references as set forth in the Legacy Notes Indentures): (a) evidence the succession of another person to the Issuer; (b) and (c) add to the covenants or events of default of the Issuer; (j) change the place of payment for the notes; and (k) cure any ambiguity, omission, mistake, defect or inconsistency.

		(5) make any note payable in money other than that stated therein;	(5) make any note payable in money other than that stated therein;	(5) make any note payable in money other than that stated therein;	(5) make any note payable in money other than that stated therein;
		(6) make any change in the provisions relating to waivers of past defaults or the rights of holders to receive payments of principal or interest on the notes;	(6) make any change in the provisions relating to waivers of past defaults or the rights of holders to receive payments of principal or interest on the notes;	(6) make any change in the provisions relating to waivers of past defaults or the rights of holders to receive payments of principal or interest on the notes;	(6) make any change in the provisions relating to waivers of past defaults or the rights of holders to receive payments of principal or interest on the notes;
		(7) make any change in the amendment and waiver provisions;	(7) make any change in the amendment and waiver provisions;	(7) make any change in the amendment and waiver provisions;	(7) make any change in the amendment and waiver provisions;

(8) impair the right of any holder to receive payment of principal or interest on the notes on or after the due dates or to institute suit for the enforcement of any payment on or with respect to the notes;

(8) impair the right of any holder to receive payment of principal or interest on the notes on or after the due dates or to institute suit for the enforcement of any payment on or with respect to the notes;

(8) impair the right of any holder to receive payment of principal or interest on the notes on or after the due dates or to institute suit for the enforcement of any payment on or with respect to the notes;

(8) impair the right of any holder to receive payment of principal or interest on the notes on or after the due dates or to institute suit for the enforcement of any payment on or with respect to the notes;

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Amendment, Supplement and Waiver (Continued)		(9) make any change to or modify the ranking of the notes; or (10) except as expressly permitted, modify the guarantees of any Significant Subsidiary in a manner adverse to the holders.	(9) make any change to or modify the ranking of the notes; or (10) except as expressly permitted, modify the guarantees of any Significant Subsidiary in a manner adverse to the holders.	(9) make any change to or modify the ranking of the notes; or (10) except as expressly permitted, modify the guarantees of any Significant Subsidiary in a manner adverse to the holders.	(9) make any change to or modify the ranking of the notes; or (10) except as expressly permitted, modify the guarantees of any Significant Subsidiary in a manner adverse to the holders.

However the following amendments, among others, do not require the consent of any holder (using cross-references as set forth in the 2017 Indenture): (1) cure any ambiguity, omission, mistake, defect or inconsistency;

However the following amendments, among others, do not require the consent of any holder (using cross-references as set forth in the TCEH Indenture): (1) cure any ambiguity, omission, mistake, defect or inconsistency;

However the following amendments, among others, do not require the consent of any holder (using cross-references as set forth in the EFH Indenture): (1) cure any ambiguity, omission, mistake, defect or inconsistency;

However the following amendments, among others, do not require the consent of any holder (using cross-references as set forth in the EFIH Indenture): (1) cure any ambiguity, omission, mistake, defect or inconsistency;

		(4) provide for the assumption of the Issuer’s or any guarantor’s obligations;	(4) provide for the assumption of the Issuer’s or any guarantor’s obligations;	(4) provide for the assumption of the Issuer’s or any guarantor’s obligations;	(4) provide for the assumption of the Issuer’s or any guarantor’s obligations;

		(5) make any change that would provide any additional rights or benefits to the holders or that does not adversely affect the legal rights of the holders;	(5) make any change that would provide any additional rights or benefits to the holders or that does not adversely affect the legal rights of the holders;	(5) make any change that would provide any additional rights or benefits to the holders or that does not adversely affect the legal rights of the holders;	(5) make any change that would provide any additional rights or benefits to the holders or that does not adversely affect the legal rights of the holders;

	Legacy Notes	2017 Notes	TCEH Notes	New EFH Senior Secured Notes	New EFIH Senior Secured Notes
Amendment, Supplement and Waiver (Continued)		(10) to add a guarantor under the indenture; and	(10) to add a guarantor under the indenture; and	(10) to add a guarantor under the indenture; and	(10) to add a guarantor under the indenture; and

(11) to conform the text of the indenture, guarantees or the notes to the description thereof in the relevant offering document.

Except as set forth above, the indenture and the notes may be amended with the consent of a majority of the outstanding notes.

(11) to conform the text of the indenture, guarantees or the notes to the description thereof in the relevant offering document.

Except as set forth above, the indenture and the notes may be amended with the consent of a majority of the outstanding notes.

(11) to conform the text of the indenture, guarantees or the notes to the description thereof in the relevant offering document.

Except as set forth above, the indenture, the notes and the security documents may be amended with the consent of a majority of the outstanding notes, including amendments that would release less than all or substantially all of the Collateral. However, without the consent of 66-2/3% of the outstanding notes, no amendment, supplement or waiver may modify the security documents to release all or substantially all of the Collateral.

(11) to conform the text of the indenture, guarantees or the notes to the description thereof in the relevant offering document.

Except as set forth above, the indenture, the notes and the security documents may be amended with the consent of a majority of the outstanding notes, including amendments that would release less than all or substantially all of the Collateral. However, without the consent of 66-2/3% of the outstanding notes, no amendment, supplement or waiver may modify the security documents to release all or substantially all of the Collateral.

BOOK-ENTRY, DELIVERY AND FORM

We will issue the New Senior Secured Notes in the form of global notes in fully registered form initially in the name of Cede & Co., as nominee of DTC, or such other name as may be requested by an authorized representative of DTC. The global notes will be deposited with the trustee as custodian for DTC and may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

DTC has advised us as follows:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

•

DTC holds securities that its participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and FINRA.

•

Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the New Senior Secured Notes represented by that global note for all purposes under the indenture governing such New Senior Secured Notes and the New Senior Secured Notes. Beneficial interests in the global notes will be represented through book entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Except as provided below, owners of beneficial interests in a global note will not be entitled to have New Senior Secured Notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of New Senior Secured Notes in certificated form and will not be considered the owners or holders thereof under the indenture for such New Senior Secured Notes or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval of the trustee for the New Senior Secured Notes.

Purchases of New Senior Secured Notes under the DTC system must be made by or through direct participants, which will receive a credit for the New Senior Secured Notes on DTC’s records. The ownership interest of each actual purchaser of New Senior Secured Notes is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners of the New Senior Secured Notes will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the New Senior Secured Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the New Senior Secured Notes, except in the event that use of the book-entry system for the New Senior Secured Notes is discontinued.

DTC has no knowledge of the actual beneficial owners of the New Senior Secured Notes; DTC’s records reflect only the identity of the direct participants to whose accounts such New Senior Secured Notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by, direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the global notes. Under its usual procedures, DTC would mail an omnibus proxy to the issuer of the New Senior Secured Notes as soon as possible after a record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts such New Senior Secured Notes are credited on the record date (identified in the listing attached to the omnibus proxy).

All payments on the global notes will be made to Cede & Co., as holder of record, or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee on payment dates in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, us or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) shall be the responsibility of the relevant Offeror or the trustee. Disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of direct and indirect participants.

DTC may discontinue providing its service as securities depositary with respect to the New Senior Secured Notes at any time by giving reasonable notice to us or the trustee. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under such circumstances, in the event that a successor securities depositary is not obtained, certificates representing the New Senior Secured Notes in fully registered form are required to be printed and delivered to beneficial owners of the New Senior Secured Notes representing such New Senior Secured Notes. If this were to occur, neither the Offerors nor the trustee of such New Senior Secured Notes will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the New Senior Secured Notes, and the Offerors and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificates representing the New Senior Secured Notes to be issued.

Neither we nor the trustee will have any responsibility or obligation to direct or indirect participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any participant with respect to any ownership interest in the New Senior Secured Notes, or payments to, or the providing of notice to participants or beneficial owners.

So long as the New Senior Secured Notes are in DTC’s book-entry system, secondary market trading activity in the New Senior Secured Notes will settle in immediately available funds. All payments on the New Senior Secured Notes issued as global notes will be made by us in immediately available funds.

The Offerors have provided the descriptions of the operations and procedures of DTC in this Prospectus solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. None of the Offerors, the Dealer Managers nor the trustee for the New Senior Secured Notes takes any responsibility for these operations or procedures, and you are urged to contact DTC or their participants directly to discuss these matters.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the anticipated material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (each term as defined below and in the aggregate, referred to as “holders”) relating to the exchange of Old Notes for New Senior Secured Notes pursuant to the exchange offers, the consent solicitations and the ownership and disposition of the New Senior Secured Notes acquired in the exchange offers. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code (the “Regulations”), and administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in U.S. federal income tax consequences materially different from those summarized below. The Offerors have not obtained, nor do they intend to obtain, any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary assumes that the Old Notes and the New Senior Secured Notes are and will be held as capital assets within the meaning of Section 1221 of the Code. This summary does not address the tax considerations arising under the U.S. federal estate and gift tax laws or the laws of any foreign, state or local jurisdiction. In addition, this summary does not purport to address all tax considerations that may be applicable to a particular holder’s circumstances or to holders that may be subject to special tax rules, including, without limitation, holders subject to the alternative minimum tax, banks, insurance companies or other financial institutions, tax-exempt organizations, dealers, brokers or traders in securities, currencies or commodities, regulated investment companies, real estate investment trusts, holders that elect to use a mark-to-market method of accounting for their securities holdings, U.S. Holders whose “functional currency” is not the U.S. dollar, controlled foreign corporations, passive foreign investment companies, persons who own or are deemed to own 10% or more of EFH Corp.’s voting stock, former U.S. citizens or long-term residents, partnerships or other pass-through entities for U.S. federal income tax purposes or investors therein, holders holding the Old Notes or the New Senior Secured Notes as a position in a hedging transaction, “straddle,” “conversion transaction,” other “synthetic security” or integrated transaction, or other risk reduction transaction, holders deemed to sell the Old Notes or the New Senior Secured Notes under the constructive sale provisions of the Code, or subsequent purchasers of New Senior Secured Notes.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Old Notes or New Senior Secured Notes that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has made a valid election in effect under applicable Regulations to be treated as a U.S. person.

For purpose of this discussion, the term “Non-U.S. Holder” means a beneficial owner of Old Notes or New Senior Secured Notes (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Old Notes or New Senior Secured Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding Old Notes or New Senior Secured Notes, you should consult your tax advisor regarding the tax consequences of the exchange offers, the consent solicitations and the ownership and disposition of New Senior Secured Notes.

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR

HOLDER. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE APPLICATION OF NON-INCOME TAX LAWS AND THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO YOUR PARTICULAR SITUATION.

Tax Consequences to Participating U.S. Holders

The Exchange of Old Notes Pursuant to the Exchange Offers

Recapitalization Treatment. A U.S. Holder participating in the exchange offers will recognize gain or loss in full upon the exchange of the Old Notes for New Senior Secured Notes (as described under the subheading “Fully-Taxable Exchange” below) unless such exchange qualifies as a recapitalization.

In order for such exchange to qualify as a recapitalization, the Old Notes and the New Senior Secured Notes must both be treated as “securities” under the relevant provisions of the Code. Neither the Code nor the Regulations define the term “security.” Whether a debt instrument is a security is based on all of the facts and circumstances. Factors evaluated include whether the holder of such debt instrument is subject to a material level of entrepreneurial risk. Most authorities have held that the term to maturity of the debt instrument is one of the most significant factors. In this regard, debt instruments with a term of ten years or more generally have qualified as securities, whereas debt instruments with a term of less than five years generally have not qualified as securities.

Additionally, for an exchange to qualify as a recapitalization, the exchanged securities and the newly issued securities must be issued by the same obligor. Because the TCEH Notes and the New Senior Secured Notes are issued by different obligors, the exchange of the TCEH Notes for New Senior Secured Notes cannot qualify as a recapitalization. For U.S. federal income tax purposes, EFIH is classified as an entity whose existence is disregarded as separate from EFH Corp. Accordingly, for U.S. federal income tax purposes, EFIH is generally treated as a division of EFH Corp., and New EFIH Senior Secured Notes will generally be treated as issued by EFH Corp. However, there is no direct authority regarding whether the exchange of Old Notes issued by EFH Corp. (“Old EFH Notes”) for New EFIH Senior Secured Notes can qualify as a recapitalization, since EFIH and EFH Corp. are different issuers for non-tax purposes. The Offerors intend to take the position that the exchange of Old EFH Notes for New EFIH Senior Secured Notes will qualify as a recapitalization. However, there can be no assurance that the IRS will not take a contrary position.

All of the Old EFH Notes had a term of ten years or more at the time of issuance (other than the 5.55% Series P Senior Notes due 2014, which had a term of approximately nine years and eleven months), and it is expected that the New Senior Secured Notes have a term of approximately ten years. Because some of the Old EFH Notes will have a remaining term of more than five years but less than ten years at the time of exchange, it is not entirely clear whether they will qualify as securities. The Offerors intend to take the position that each series of the Old EFH Notes and the New Senior Secured Notes will be treated as securities, and, thus, that the exchange of each issue of Old EFH Notes for New Senior Secured Notes will be treated as a recapitalization. Under such characterization, subject to the discussions under the headings “—Accrued Interest” and “—Early Tender Consideration; Consent Consideration” below, a U.S. Holder that receives New Senior Secured Notes in exchange for Old EFH Notes as a result of participation in the exchange offers will not recognize gain or loss on the exchange. A U.S. Holder’s tax basis in the New Senior Secured Notes received in the exchange will be equal to the tax basis in the Old EFH Notes exchanged therefor, and the holding period for such New Senior Secured Notes will include the period during which the Old EFH Notes surrendered in the exchange were held.

Fully-Taxable Exchange. In an exchange of TCEH Notes for New Senior Secured Notes, and in an exchange of an issue of Old EFH Notes for New Senior Secured Notes not treated as a recapitalization, a U.S. Holder of such issue of Old Notes will recognize gain or loss equal to the difference between the amount realized on the exchange and the U.S. Holder’s adjusted tax basis in the Old Notes on the date of the exchange. The amount realized on the exchange will equal the “issue price” (determined as described below under “—Issue Price of New Senior Secured Notes”) of any New Senior Secured Notes received in the exchange, subject to the discussions under the heading “—Early Tender Consideration; Consent Consideration” below. A U.S. Holder’s adjusted tax basis in the Old Notes exchanged will generally be equal to the amount paid therefor, increased by any accrued OID previously included in such holder’s income and any market discount previously taken into income and reduced by any amortizable bond premium previously taken into account and any cash payments other than qualified stated interest (i.e., stated interest unconditionally payable in cash at least annually). The New Senior Secured Notes will have an adjusted tax basis equal to their issue price (as determined as described below under “—Issue Price of New Senior Secured Notes”) and a new holding period commencing on the day after the exchange. Any gain or loss recognized will generally be capital gain or loss (except to the extent of any accrued market discount not previously included in income as described below under “—Market Discount”) and will be long-term capital gain or loss if the Old Notes have been held for more than one year. Long-term capital gain recognized by non-corporate U.S. Holders is generally eligible for a reduced rate of taxation and the deduction of capital losses is subject to significant limitations.

Issue Price of New Senior Secured Notes. Because the effectiveness of the exchange offers is conditioned upon the listing of the New Senior Secured Notes on the New York Stock Exchange, the New Senior Secured Notes will be “publicly traded” for U.S. federal income tax purposes. Accordingly, the “issue price” of the New Senior Secured Notes will be equal to their fair market value on the date of the exchange.

Market Discount. If a U.S. Holder acquired Old Notes with market discount, any gain recognized on the exchange of Old Notes for New Senior Secured Notes pursuant to the exchange offers will be treated as ordinary income to the extent of the market discount accrued during his, her or its period of ownership, unless such holder previously elected to include market discount in income as it accrued for U.S. federal income tax purposes. For these purposes, market discount is generally the excess, if any, of the stated principal amount or the adjusted issue price (where the Old Note was issued with OID) of an Old Note over such holder’s initial tax basis in the Old Note, if such excess exceeds a de minimis amount. In an exchange of Old Notes with market discount for New Senior Secured Notes that qualifies as a recapitalization, New Senior Secured Notes that a U.S. Holder receives in exchange for such Old Notes will be treated as acquired at a market discount if the issue price of such New Senior Secured Notes exceeds the U.S. Holder’s initial tax basis for such New Senior Secured Notes by more than a de minimis amount, and any accrued market discount with respect to such Old Notes not previously included in income will carry over to such New Senior Secured Notes. U.S. Holders who acquired their Old Notes other than at original issuance should consult their tax advisors regarding the possible application of the market discount rules of the Code to an exchange of the Old Notes for New Senior Secured Notes pursuant to the exchange offers.

Accrued Interest. To the extent that any amount received by a U.S. Holder pursuant to the exchange offers is attributable to accrued and unpaid qualified stated interest on an Old Note, such amount will be includible in gross income as ordinary interest income if such accrued interest has not been included previously in gross income for U.S. federal income tax purposes.

Early Tender Consideration; Consent Consideration. A U.S. Holder that tenders at or prior to the Early Tender Date will be eligible to receive the Total Consideration amount, which is in excess of the Exchange Consideration amount received by a Holder that tenders after the Early Tender Date (such excess, the “Early Tender Consideration”). A U.S. Holder that validly delivers and does not validly revoke a consent with respect to a Consent Note for which requisite Consents are received will receive a cash consent payment (the “Actual Consent Consideration”) in addition to the Total Consideration payable to such Holder. Further it is possible that the IRS could take the position that, in addition to the Actual Consent Consideration, all or a portion of the Early Tender Consideration paid to a holder of Consent Notes constitutes additional consideration for the holder’s Consent to the Proposed Amendments (“Deemed Consent Consideration”).

The U.S. federal income tax treatment of any Early Tender Consideration, Actual Consent Consideration or Deemed Consent Consideration is subject to uncertainty because there are no authorities directly on point. The receipt of any Early Tender Consideration, Actual Consent Consideration or Deemed Consent Consideration by a U.S. Holder might be treated, for U.S. federal income tax purposes, as (a) part of the consideration received by a U.S. Holder exchanging Old Notes in exchange for New Senior Secured Notes, in which case such amount would be taken into account in determining the amount of gain or loss on the exchange in the manner described above, or (b) separate consideration for early acceptance of the exchange offers (in the case of the Early Tender Consideration) or for consenting to the Proposed Amendments (in the case of Actual Consent Consideration or Deemed Consent Consideration), in which case such amount would likely constitute current ordinary income to the U.S. Holder (unless such amount could be properly treated as a return of principal).

The Offerors intend to take the position that any Early Tender Consideration is part of the consideration received in exchange for the Old Notes and that there is no Deemed Consent Consideration. However, if any Early Tender Consideration or any Deemed Consent Consideration were to be treated as separate consideration for early acceptance of the exchange offers or consenting to the Proposed Amendments, then such payment would likely constitute current ordinary income to the U.S. Holder rather than sale proceeds.

The Offerors intend to take the position that any Actual Consent Consideration payable for Consents is treated as separate consideration received in exchange for consenting to the Proposed Amendments. Under such treatment, any Actual Consent Consideration paid to a U.S. Holder would likely constitute ordinary income to such U.S. Holder rather than exchange consideration. If, instead, the Actual Consent Consideration were treated as additional exchange consideration to a U.S. Holder, such amount would be treated as additional amount realized in the exchange in determining the amount of gain or loss to such U.S. Holder on the exchange. Furthermore, a U.S. Holder that receives Actual Consent Consideration in an exchange qualifying as a recapitalization would generally recognize gain, if any, to the extent of the amount of cash received that is treated as additional exchange consideration.

U.S. Holders are encouraged to consult their tax advisors regarding the U.S. federal income tax treatment of any Early Tender Consideration, Actual Consent Consideration or Deemed Consent Consideration.

Ownership of New Senior Secured Notes

Payments of Stated Interest. The stated interest payments on the New Senior Secured Notes will generally be taxed to a U.S. Holder as ordinary income at the time paid or accrued in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

Original Issue Discount. If the issue price of the New Senior Secured Notes (as described above under the heading “—Issue Price of New Senior Secured Notes”) is less than their stated principal amount by more than a specified de minimis amount, the New Senior Secured Notes will be treated as issued with OID in an amount equal to such difference. If the New Senior Secured Notes are issued with OID, a U.S. Holder must generally include such OID in gross income as it accrues over the term of the New Senior Secured Notes at a constant yield without regard to its regular method of accounting for U.S. federal income tax purposes and in advance of the receipt of cash payments attributable to that income.

The amount of OID that a U.S. Holder must include in income will generally equal the sum of the “daily portions” of OID with respect to the New Senior Secured Note for each day during the taxable year or portion of the taxable year in which such New Senior Secured Note was held (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a New Senior Secured Note may be of any length and may vary in length over the term of the New Senior Secured Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the excess, if any, of (i) the product of the New Senior Secured Note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (ii) the aggregate of all stated interest allocable to the accrual period. OID allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of stated interest) and the adjusted issue price of the New Senior Secured Note at the beginning of the final accrual period. The “adjusted issue price” of a New Senior Secured Note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period (determined without regard to the amortization of any acquisition premium or amortizable bond premium, as discussed below under the subheading “—Acquisition Premium or Amortizable Bond Premium on New Senior Secured Notes”).

If the New Senior Secured Notes are issued with OID, then a U.S. Holder may elect to treat all interest on a New Senior Secured Note as OID and calculate the amount includible in gross income under the constant yield method described above. The election is to be made for the taxable year in which the New Senior Secured Note was acquired, and may not be revoked without the consent of the IRS. U.S. Holders should consult their own tax advisors about this election.

Certain Additional Payments. In certain circumstances (see “Description of the EFH Corp. Notes—Optional Redemption,” “Description of the EFH Corp. Notes—Repurchase at the Option of Holders—Change of Control,” “Description of the EFIH Notes—Optional Redemption,” and “Description of the EFIH Notes—Repurchase at the Option of Holders—Change of Control,” the Offerors may be obligated to pay amounts on the New Senior Secured Notes that are in excess of stated interest or principal on the New Senior Secured Notes. The Offerors do not intend to treat the possibility of paying such additional amounts as affecting the determination of the yield to maturity of the New Senior Secured Notes or giving rise to any additional accrual of OID or recognition of ordinary income upon sale, exchange or retirement of the New Senior Secured Notes. However, additional income will be recognized if any such additional payment is made. It is possible, however, that the IRS may take a different position, in which case the timing, character, and amount of income may be different.

Market Discount. If the exchange of Old Notes for New Senior Secured Notes qualifies as a recapitalization, a U.S. Holder may acquire a New Senior Secured Note at a market discount as described above under “—The Exchange of Old Notes Pursuant to the Exchange Offers—Market Discount.” Under the market discount rules, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange or retirement of, a New Senior Secured Note as ordinary income to the extent of the market discount that such U.S. Holder has not previously included in income and is treated as having accrued on the New Senior Secured Note at the time of the payment or disposition.

In addition, a U.S. Holder may be required to defer, until the maturity of the New Senior Secured Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the New Senior Secured Note. Under certain circumstances, a U.S. Holder may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. A U.S. Holder should consult its own tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the New Senior Secured Note unless a U.S. Holder elects to accrue on a constant interest method. A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply.

Acquisition Premium or Amortizable Bond Premium on New Senior Secured Notes. If the exchange of Old Notes for New Senior Secured Notes qualifies as a recapitalization, a U.S. Holder of the New Senior Secured Notes may have “acquisition premium” to the extent its initial tax basis in the New Senior Secured Notes is greater than the issue price of the New Senior Secured Notes and less than or equal to their stated principal amount. Under the acquisition premium rules, the amount of OID that must be included in gross income with respect to the New Senior Secured Notes for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

If the exchange of Old Notes for New Senior Secured Notes qualifies as a recapitalization and the initial tax basis in the New Senior Secured Notes to a U.S. Holder exceeds their stated principal amount, the U.S. Holder will be considered to have acquired the New Senior Secured Notes with “amortizable bond premium” and will not be required to include any OID in income. A U.S. Holder may generally elect to amortize the premium over the remaining term of the New Senior Secured Notes on a constant yield method as an offset to stated interest when includible in income under such holder’s regular accounting method. If a U.S. Holder does not elect to amortize the premium, that premium will decrease the gain or increase the loss otherwise recognized on disposition of the New Senior Secured Notes.

Sale, Exchange or Retirement of New Senior Secured Notes. A U.S. Holder will generally recognize taxable gain or loss upon a sale, exchange or retirement of a New Senior Secured Note (including potentially upon a Permitted Asset Transfer) in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less an amount attributable to any accrued and unpaid stated interest, which will be taxed in the manner described above under the subheading “—Payments of Stated Interest”) and (ii) such holder’s adjusted tax basis in the New Senior Secured Note. A U.S. Holder’s adjusted tax basis in a New Senior Secured Note will generally be its initial tax basis in the New Senior Secured Note, increased by any OID or market discount previously included in income, and reduced by any amortized bond premium.

Any gain or loss on the sale, exchange or retirement of a New Senior Secured Note will likely be capital gain or loss (although if the exchange of Old Notes for New Senior Secured Notes qualifies as a recapitalization, any gain recognized on the sale, exchange, retirement or other taxable disposition of a New Senior Secured Note by a U.S. Holder will be recharacterized as ordinary income to the extent attributable to market discount accrued during the periods that the U.S. Holder held the Old Notes and the New Senior Secured Notes, as discussed above under the heading “—Market Discount”) and will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the sale, exchange or retirement. Long-term capital gain recognized by non-corporate U.S. Holders is generally eligible for a reduced rate of taxation and the deduction of capital losses is subject to significant limitations.

Tax Consequences to Non-Participating U.S. Holders

There are no tax consequences to a U.S. Holder of Old Notes, other than Consent Notes with respect to which Proposed Amendments become operative, that does not participate in the exchange offers. The tax treatment of a U.S. Holder of Consent Notes, with respect to which Proposed Amendments become operative, that does not participate in the exchange offers (a “Non-Participating U.S. Holder”) will depend upon whether the adoption of such Proposed Amendments constitutes a modification to the Consent Notes that would result in a “deemed” exchange of such Consent Notes for U.S. federal income tax purposes. Generally, the modification of a debt instrument will be treated as a “deemed” exchange of an “old” debt instrument for a “new” debt instrument if such modification is “significant” within the meaning of the Regulations. Under the Regulations, the modification of a debt instrument is a “significant” modification if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” The Regulations further provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification. The Regulations do not, however, define “customary accounting or financial covenants.” Whether the adoption of the Proposed Amendments would be considered a significant modification under the foregoing rules is not entirely clear.

If the Proposed Amendments adopted with respect to an issue of Consent Notes (a) were treated as mere deletions or alterations of customary accounting or financial covenants or (b) were not so treated, but the legal rights and obligations that are altered by such Proposed Amendments and the degree to which they are altered were not viewed as “economically significant,” then there would be no tax consequences to the Non-Participating U.S. Holders of such Consent Notes.

EFH Corp. intends to take the position that adoption of the Proposed Amendments would not cause a “significant modification” of the Consent Notes under the Regulations, and therefore would not result in a deemed exchange of the Consent Notes for U.S. federal income tax purposes. It is possible, however, that if the Proposed Amendments become operative with respect to certain Consent Notes, the IRS could treat the adoption of the Proposed Amendments as a significant modification of such Consent Notes, resulting in a deemed exchange of such Consent Notes held by a U.S. Holder for “new” Consent Notes for U.S. federal income tax purposes. If such a position were taken and sustained, the deemed exchange would be fully taxable unless it qualified as a recapitalization for U.S. federal income tax purposes (for which qualification is not entirely clear). In addition, the Non-Participating U.S. Holder could be treated as acquiring the “new” Consent Note with OID, which, regardless of such holder’s regular method of tax accounting, would be included in income as it accrued, regardless of when any related cash was actually received, and a Non-Participating U.S. Holder could recognize ordinary interest income to the extent that any portion of the “new” Consent Notes is attributable to accrued but unpaid qualified stated interest not previously taken into income. U.S. Holders are encouraged to consult their tax advisors regarding the potential tax consequences of not tendering their Consent Notes pursuant to the exchange offers and consent solicitations.

A U.S. Holder of Consent Notes that validly delivers and does not validly revoke a Consent with respect to such notes and who does not exchange such notes pursuant to an exchange offer, will likely recognize ordinary income in the amount of any Actual Consent Consideration received with respect to such notes as described above under the heading “The Exchange of Old Notes Pursuant to the Exchange Offers—Early Tender Consideration; Consent Consideration.”

Tax Consequences to Participating Non-U.S. Holders

The Exchange of Old Notes Pursuant to the Exchange Offers

Subject to the discussion below under the subheading “—Early Tender Consideration; Consent Consideration,” a Non-U.S. Holder generally will not be subject to taxation on any gain that a U.S. Holder would be required to recognize on the exchange of Old Notes for New Senior Secured Notes as discussed above under “—Tax Consequences to Participating U.S. Holders—The Exchange of Old Notes Pursuant to the Exchange Offers” unless:

•

the gain is effectively connected with his, her or its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment that such Non-U.S. Holder maintains), in which case the gain will be subject to tax in the same manner as effectively connected interest income as described below under the heading “—Ownership of New Senior Secured Notes—Payments of Interest”; or

•

such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange, and certain other conditions are met, in which case the gain will generally be subject to 30% tax subject to the reduction of such gain by such Non-U.S. Holder’s capital losses from U.S. sources.

Any amount received by a Non-U.S. Holder that is attributable to accrued and unpaid interest (including OID) on an Old Note generally will be taxable in the same manner as described below under “—Ownership of New Senior Secured Notes—Payments of Interest.”

Early Tender Consideration; Consent Consideration. As discussed above under “—Tax Consequences to Participating U.S. Holders—The Exchange of Old Notes Pursuant to the Exchange Offers—Early Tender Consideration; Consent Consideration,” under current U.S. federal income tax law, there is uncertainty regarding whether the Early Tender Consideration, Actual Consent Consideration or any Deemed Consent Consideration constitutes a separate fee or instead constitutes part of the consideration received for the Old Notes. In the case of a Non-U.S. Holder, the Offerors intend to take the position that the Early Tender Consideration is part of the consideration received in exchange for the tendered Old Notes and that there is no Deemed Consent Consideration, and accordingly, the Offerors do not intend to withhold U.S. federal income tax from any Early Tender Consideration or Deemed Consent Consideration paid to a Non-U.S. Holder. However, if any Early

Tender Consideration or Deemed Consent Consideration were to be treated as separate consideration for early acceptance of the exchange offers or consenting to the Proposed Amendments, then such a payment could result in a U.S. federal income tax liability to certain Non-U.S. Holders.

The Offerors intend to take the position that any Actual Consent Consideration payable to a Non-U.S. Holder constitutes a separate fee paid for consenting to the Proposed Amendments. Accordingly, absent further guidance from the IRS, the Offerors intend to withhold from any Actual Consent Consideration paid to a Non-U.S. Holder, U.S. federal income tax at a rate of 30% of such payment, unless (i) the Non-U.S. Holder is engaged in the conduct of a trade or business in the U.S. to which the receipt of the Actual Consent Consideration is effectively connected and provides a properly executed Form W-8ECI, or (ii) a U.S. tax treaty either eliminates or reduces such withholding tax with respect to the Actual Consent Consideration paid to the Non-U.S. Holder and the Non-U.S. Holder provides a properly executed Form W-8BEN. If such withholding results in an overpayment of taxes (because, for example, the Actual Consent Consideration may be treated as interest or as additional consideration received in the exchange), a refund or credit may be obtainable, provided that the required information is timely furnished to the IRS. In addition, the Offerors will report any Actual Consent Consideration paid under applicable U.S. information reporting rules.

Non-U.S. Holders are encouraged to consult their tax advisors with respect to the treatment of any Early Tender Consideration, Actual Consent Consideration or Deemed Consent Consideration.

Ownership of New Senior Secured Notes

Payments of Interest. A Non-U.S. Holder will not be subject to tax on any payment of interest (which for purposes of this discussion includes OID) on the New Senior Secured Notes under the “portfolio interest rule,” provided that (i) such interest is not effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States (or, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment of the Non-U.S. Holder); (ii) the Non-U.S. Holder does not actually or constructively own 10% or more of EFH Corp.’s voting stock within the meaning of the Code and the Regulations; (iii) the Non-U.S. Holder is not a controlled foreign corporation that is related to the Offerors actually or constructively through stock ownership; (iv) the Non-U.S. Holder is not a bank receiving interest on a loan agreement entered into in the ordinary course of its trade or business; and (v) the Non-U.S. Holder has provided a validly completed IRS Form W-8BEN (or other applicable form) establishing such Non-U.S. Holder status (or certain documentary evidence requirements for establishing such Non-U.S. Holder status).

If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest on the New Senior Secured Notes (including OID) made to such Non-U.S. Holder will be subject to a 30% U.S. federal withholding tax, unless such Non-U.S. Holder provides EFH Corp. (or its paying agent) with a properly executed (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or (ii) IRS Form W-8ECI (or other applicable form) certifying that interest paid on the New Senior Secured Notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business in the United States.

If a Non-U.S. Holder is engaged in a trade or business in the United States and interest (including OID) on the New Senior Secured Notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty is attributable to a U.S. permanent establishment that such Non-U.S. Holder maintains), then such Non-U.S. Holder will be subject to U.S. federal income tax on that interest (including OID) on a net income basis generally in the same manner as if he, she or it were a U.S. Holder unless an applicable income tax treaty provides otherwise (although the Non-U.S. Holder will be exempt from the 30% U.S. federal withholding tax, provided the certification requirements discussed above are satisfied). In addition, if the Non-U.S. Holder is a corporate Non-U.S. Holder, it may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest (including OID), subject to adjustments.

Sale, Exchange or Retirement of New Senior Secured Notes. Any gain realized upon the sale, exchange or retirement of a New Senior Secured Note generally will not be subject to U.S. federal income tax unless certain exceptions apply, as described above under the heading “—The Exchange of Old Notes Pursuant to the Exchange Offers.”

Tax Consequences to Non-Participating Non-U.S. Holders

Non-U.S. Holders that do not validly tender their Consent Notes pursuant to the exchange offers and consent solicitations generally will not be subject to U.S. federal income tax as a result of the adoption of the Proposed Amendments if, as the Offerors believe, the adoption of the Proposed Amendments would not give rise to a deemed exchange of Consent Notes for “new” Consent Notes. Moreover, even if there were a deemed exchange, such exchange generally would result in tax only if it were not considered a recapitalization and such Non-U.S. Holders were in one of the two categories described in the heading “—Tax Consequences to Participating Non-U.S. Holders—The Exchange of Old Notes Pursuant to the Exchange Offers.”

A Non-U.S. Holder of Consent Notes that validly delivers and does not validly revoke a consent with respect to such notes and who does not exchange such notes pursuant to an exchange offer will be subject to a 30% U.S. federal income withholding tax except in the circumstances described in the heading “—Tax Consequences to Participating Non-U.S. Holders—The Exchange of Old Notes Pursuant to the Exchange Offers—Early Tender Consideration; Consent Consideration.”

Backup Withholding and Information Reporting

U.S. Holders

In general, information reporting requirements may apply to the exchange of Old Notes for New Senior Secured Notes, and such requirements will apply to certain payments of interest (and accruals of OID) on, or proceeds from a disposition (including a retirement or redemption) of, New Senior Secured Notes (unless, in each case, the holder is an exempt recipient such as a corporation).

Backup withholding may apply to the exchange of Old Notes for New Senior Secured Notes and payments of interest (and accruals of OID) on or proceeds from disposition (including a retirement or redemption) of New Senior Secured Notes if the holder fails to provide a taxpayer identification number or a certification that he, she or it is not subject to backup withholding. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

Generally, the Offerors must report to the IRS and to each Non-U.S. Holder the amount of interest (including OID) paid to such Non-U.S. Holder with respect to the Old Notes or New Senior Secured Notes, and the amount of tax, if any, withheld with respect to such payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which such Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

In general, a Non-U.S. Holder will not be subject to backup withholding with respect to the exchange of Old Notes for New Senior Secured Notes or interest (including OID) that the applicable Offeror pays to such Non-U.S. Holder on the Old Notes or New Senior Secured Notes, provided that such Offeror does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person as defined under the Code, and such Non-U.S. Holder has provided a validly completed IRS Form W-8BEN (or other applicable form) establishing that he, she or it is a Non-U.S. Holder (or such Non-U.S. Holder satisfies certain documentary evidence requirements for establishing that he, she or it is a Non-U.S. Holder).

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a retirement or redemption) of Old Notes or New Senior Secured Notes made within the United States or conducted through certain U.S.-related financial intermediaries, unless the Non-U.S. Holder certifies to the payor under penalties of perjury that he, she or it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person as defined under the Code), or he, she or it otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Tax Consequences to EFH Corp.

Cancellation of Indebtedness Income

To the extent that the issue price of the New Senior Secured Notes is less than the adjusted issue price of the Old Notes, the consolidated group of which EFH Corp. is the common parent will realize cancellation of indebtedness income for U.S. federal income tax purposes (“COD income”). For transactions occurring before 2009, COD income was generally required to be included in gross income in the year of the transaction for U.S. federal income tax purposes. Under the American Recovery and Reinvestment Act of 2009 (the “2009 Law”), EFH Corp. may make an election to defer the recognition of COD income incurred as a result of the exchange offers until the fifth taxable year following the closing of the exchange offers. The COD income will then be recognized ratably over the ensuing five taxable years. At the time of recognition, COD income may be offset in whole or in part by net operating losses (“NOL”) and other tax attributes available at such time, although there is no assurance that EFH Corp. will have such attributes at such time. However, even if a corporation might be able to offset all of its taxable income, including COD income, for regular tax purposes by available NOL carryovers, only 90% of a corporation’s taxable income for alternative minimum tax (“AMT”) purposes may be offset by available NOL carryovers or carrybacks, and therefore the corporation may incur an AMT liability with respect to COD income at the time of the deferred recognition. Pursuant to the 2009 Law, if a corporation elects to defer the recognition of COD income and is subsequently liquidated or sells substantially all of its assets, or similarly undergoes a cessation of business, then any deferred income will be accelerated into the taxable year in which such event occurs.

Deferral of Deduction for OID

A corporation is generally allowed to take a deduction for OID as it accrues. However, if EFH Corp. elects to postpone the recognition of COD income, EFH Corp. will be required to defer any deduction for OID that would otherwise accrue before the fifth taxable year following the exchange. In the fifth taxable year following the exchange, deductions for the aggregate amount of the deferred OID will be allowed to be taken ratably over the ensuing period of five taxable years. If the amount of OID that would normally accrue during the deferral period exceeds the amount of deferred COD income, deductions would be allowed for any such excess amount at the time such OID normally would accrue.

CERTAIN ERISA CONSIDERATIONS

This disclosure was written in connection with the promotion and marketing of the New Senior Secured Notes by the Offerors and the Dealer Managers, and it cannot be used by any holder for the purpose of avoiding penalties that may be asserted against the holder under the Code. Prospective purchasers of the New Senior Secured Notes should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations.

The following is a summary of certain considerations associated with the exchange of the Old Notes resulting in the acquisition or holding of the New Senior Secured Notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), individual retirement accounts and other plans and arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this Prospectus. This summary does not purport to be complete and future legislation, court decisions, administrative regulations, rulings or administrative pronouncements could significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release.

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or of a Plan subject to Section 4975 of the Code (each a “Benefit Plan”) and both ERISA and the Code prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Plan or the management or disposition of the assets of such Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the Plan.

In considering the exchange of the Old Notes resulting in the acquisition of New Senior Secured Notes with a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law. In addition, a fiduciary of a Plan should determine if the exchange offers satisfy the fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of such a Benefit Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

The exchange of Old Notes and the acquisition and/or holding of New Senior Secured Notes by a Benefit Plan with respect to which the Offerors, TCEH, the Sponsor Group, the Dealer Managers, the Information Agent, the Exchange Agent or a Guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCE”) that may apply to the exchange of the Old Notes and the acquisition and/or holding of New Senior Secured Notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers.

Plans that previously acquired or held Old Notes in reliance on PTCE 84-14 should note that the exchange offers may constitute a renewal under Part V(i) of PTCE 84-14 and any such Plan should consult its counsel to evaluate whether PTCE 84-14 remains applicable.

Each of these PTCEs contains conditions and limitations on its application. Fiduciaries of Plans that consider exchanging Old Notes and acquiring and/or holding New Senior Secured Notes in reliance on any of these or any other PTCEs should carefully review the PTCE to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the New Senior Secured Notes should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a New Senior Secured Note, each purchaser and holder will be deemed to have represented and warranted that either (i) no portion of the assets used to acquire or hold the New Senior Secured Notes constitutes assets of any Plan or (ii) the acquisition and holding of the New Senior Secured Notes (including the exchange of Old Notes for New Senior Secured Notes) are entitled to exemptive relief from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code and are otherwise permissible under all applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring the New Senior Secured Notes (or exchanging Old Notes for New Senior Secured Notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the New Senior Secured Notes.

LEGAL MATTERS

Certain legal matters with respect to the New Senior Secured Notes offered in the exchange offers will be passed upon for the Offerors by Vinson & Elkins L.L.P., Dallas, Texas, and Simpson Thacher & Bartlett LLP, New York, New York, and NRC regulatory matters will be passed upon for the Offerors by Morgan, Lewis & Bockius LLP. Certain legal matters with respect to the New Senior Secured Notes offered in the exchange offers will be passed upon for the Dealer Managers by Shearman & Sterling LLP, New York, New York. An investment vehicle comprised of several partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others own interests representing less than 1% of the capital commitments of the KKR Millennium Fund, L.P. and KKR 2006 Fund, L.P.

EXPERTS

The financial statements as of December 31, 2008 and 2007 (successor), and for the year ended December 31, 2008 (successor), the period from October 11, 2007 through December 31, 2007 (successor), the period from January 1, 2007 through October 10, 2007 (predecessor) and the year ended December 31, 2006 (predecessor) of EFH Corp. included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the completion of EFH Corp.’s merger with Merger Sub and becoming a subsidiary of Texas Holdings on October 10, 2007, as well as, the adoption of the provisions of FASB Staff Position No. FIN 39-1, the reclassification of the results of its commodity hedging and trading activities on a retrospective basis, and the adoption of the provisions of SFAS 160 on a retrospective basis). The financial statements as of December 31, 2008 and 2007 (successor), and for the year ended December 31, 2008 (successor), the period from October 11, 2007 through December 31, 2007 (successor), the period from January 1, 2007 through October 10, 2007 (predecessor) and the year ended December 31, 2006 (predecessor) of EFCH included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to EFCH as a wholly-owned subsidiary of EFH Corp., which was merged with Merger Sub on October 10, 2007). The financial statements and the related financial statement schedule included elsewhere in the registration statement as of December 31, 2008 and 2007 (successor balance sheets), and for the year ended December 31, 2008 (successor operations) and the period from October 11, 2007 through December 31, 2007 (successor operations) of EFIH and the financial statements for the period from January 1, 2007 through October 10, 2007 (predecessor operations) and the year ended December 31, 2006 (predecessor operations) of Oncor (as EFIH’s predecessor) included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to EFIH as a wholly-owned subsidiary of EFH Corp., which was merged with Merger Sub on October 10, 2007, as well as, the adoption of the provisions of SFAS 160, on a retrospective basis). The financial statements as of December 31, 2008 and 2007 (successor balance sheets), and for the year ended December 31, 2008 (successor operations), the period from October 11, 2007 through December 31, 2007 (successor operations) of Oncor Holdings and the financial statements for the period from January 1, 2007 through October 10, 2007 (predecessor operations) and the year ended December 31, 2006 (predecessor operations) of Oncor (as Oncor Holdings’ predecessor) included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to Oncor Holdings as an indirect subsidiary of EFH Corp., which was merged with Merger Sub on October 10, 2007, as well as, the adoption of the provisions of SFAS 160, on a retrospective basis). Such financial statements and financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended June 30, 2009 and 2008 which is included in this Prospectus for EFH Corp., EFCH, EFIH and Oncor Holdings, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included herein for EFH Corp., EFCH, EFIH (which report includes an explanatory paragraph referring to EFIH’s adoption of the provisions of SFAS 160 on a retrospective basis) and Oncor Holdings (which report includes an explanatory paragraph referring to Oncor Holdings’ adoption of the provisions of SFAS 160 on a retrospective basis), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements of Energy Future Holdings Corp.

Glossary	F-4

Report of Independent Registered Public Accounting Firm	F-10

Statements of Consolidated Income (Loss) for the year ended December  31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)

F-11

Statements of Consolidated Comprehensive Income (Loss) for the year ended December  31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)

F-12

Statements of Consolidated Cash Flows for the year ended December  31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)

F-13

Consolidated Balance Sheets as of December 31, 2008 (Successor) and December 31, 2007 (Successor)	F-16

Statements of Consolidated Equity for the year ended December  31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)

F-17

Notes to Consolidated Financial Statements	F-18

Unaudited Condensed Consolidated Financial Statements of Energy Future Holdings Corp.

Glossary	F-109

Condensed Statements of Consolidated Income (Loss) for the three-month and six-month periods ended June 30, 2009 and 2008	F-114

Condensed Statements of Consolidated Comprehensive Income (Loss) for the three-month and six-month periods ended June 30, 2009 and 2008	F-115

Condensed Statements of Consolidated Cash Flows for the six-month periods ended June 30, 2009 and 2008	F-116

Condensed Consolidated Balance Sheets as of June 30, 2009 and December 31, 2008	F-117

Notes to Condensed Consolidated Financial Statements	F-118

Report of Independent Registered Public Accounting Firm	F-158

Audited Consolidated Financial Statements of Energy Future Intermediate Holding Company LLC (Successor) and Oncor Electric Delivery Company LLC (Predecessor)

Glossary	F-159

Report of Independent Registered Public Accounting Firm	F-164

Statements of Consolidated Income (Loss) for the year ended December  31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)

F-165

Statements of Consolidated Comprehensive Income (Loss) for the year ended December  31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)

F-166

Page

Statements of Consolidated Cash Flows for the year ended December  31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)

F-167

Consolidated Balance Sheets as of December 31, 2008 (Successor) and December 31, 2007 (Successor)	F-168

Statements of Consolidated Membership Interests for the year ended December 31, 2008 (Successor) and the period from October 11, 2007 through December 31, 2007 (Successor)	F-169

Statements of Consolidated Shareholder’s Equity for the period from January 1, 2007 through October 10, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)	F-170

Notes to Consolidated Financial Statements	F-171

Unaudited Condensed Consolidated Financial Statements of Energy Future Intermediate Holding Company LLC

Glossary	F-203

Condensed Statements of Consolidated Income for the three-month and six-month periods ended June 30, 2009 and 2008	F-207

Condensed Statements of Consolidated Cash Flows for the six-month periods ended June 30, 2009 and 2008	F-208

Condensed Consolidated Balance Sheets as of June 30, 2009 and December 31, 2008	F-209

Notes to Condensed Consolidated Financial Statements	F-210

Report of Independent Registered Public Accounting Firm	F-223

Audited Consolidated Financial Statements of Energy Future Competitive Holdings Company

Glossary	F-224

Report of Independent Registered Public Accounting Firm	F-230

Statements of Consolidated Income (Loss) for the year ended December  31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)

F-231

Statements of Consolidated Comprehensive Income (Loss) for the year ended December  31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)

F-232

Statements of Consolidated Cash Flows for the year ended December  31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)

F-233

Consolidated Balance Sheets as of December 31, 2008 (Successor) and December 31, 2007 (Successor)	F-235

Statements of Consolidated Shareholders’ Equity for the year ended December  31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)

F-236

Notes to Consolidated Financial Statements	F-238

Unaudited Condensed Consolidated Financial Statements of Energy Future Competitive Holdings Company

Glossary	F-303

Page

Condensed Statements of Consolidated Income (Loss) for the three-month and six-month periods ended June 30, 2009 and 2008	F-308
Condensed Statements of Consolidated Comprehensive Income (Loss) for the three-month and six-month periods ended June 30, 2009 and 2008	F-309
Condensed Statements of Consolidated Cash Flows for the six-month periods ended June 30, 2009 and 2008	F-310

Condensed Consolidated Balance Sheets as of June 30, 2009 and December 31, 2008	F-311

Notes to Condensed Consolidated Financial Statements	F-312

Report of Independent Registered Public Accounting Firm	F-349

Audited Consolidated Financial Statements of Oncor Electric Delivery Holdings Company LLC (Successor) and Oncor Electric Delivery Company LLC (Predecessor)

Glossary	F-350

Report of Independent Registered Public Accounting Firm	F-354

Statements of Consolidated Income (Loss) for the year ended December  31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)

F-355

Statements of Consolidated Comprehensive Income (Loss) for the year ended December  31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)

F-356

Statements of Consolidated Cash Flows for the year ended December  31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)

F-357

Consolidated Balance Sheets as of December 31, 2008 (Successor) and December 31, 2007 (Successor)	F-358

Statements of Consolidated Membership Interests for the year ended December 31, 2008 (Successor) and the period from October 11, 2007 through December 31, 2007 (Successor)	F-359

Statements of Consolidated Shareholder’s Equity for the period from January 1, 2007 through October 10, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)	F-360

Notes to Consolidated Financial Statements	F-361

Unaudited Condensed Consolidated Financial Statements of Oncor Electric Delivery Holdings Company LLC

Glossary	F-391

Report of Independent Registered Public Accounting Firm	F-394

Condensed Statements of Consolidated Income for the three-month and six-month periods ended June 30, 2009 and 2008	F-395

Condensed Statements of Consolidated Cash Flows for the six-month periods ended June 30, 2009 and 2008	F-396

Condensed Consolidated Balance Sheets as of June 30, 2009 and December 31, 2008	F-397

Notes to Condensed Consolidated Financial Statements	F-398

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

1999 Restructuring Legislation	Texas Electric Choice Plan, the legislation that restructured the electric utility industry in Texas to provide for retail competition

2007 Form 10-K	EFH Corp.’s Annual Report on Form 10-K for the year ended December 31, 2007

2008 Form 10-K	EFH Corp.’s Annual Report on Form 10-K for the year ended December 31, 2008

Adjusted EBITDA	Adjusted EBITDA means EBITDA adjusted to exclude non-cash items, unusual items and other adjustments allowable under certain debt arrangements of EFH Corp. and its subsidiaries. See the definition of EBITDA below. Adjusted EBITDA and EBITDA are not recognized terms under GAAP and, thus, are non-GAAP financial measures. EFH Corp. is providing Adjusted EBITDA in this annual report (see reconciliation in Exhibits 99(a) and 99(c) (in the 2008 Form 10-K)) solely because of the important role that Adjusted EBITDA plays in respect of the certain covenants contained in EFH Corp.’s debt arrangements. EFH Corp. does not intend for Adjusted EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Additionally, EFH Corp. does not intend for Adjusted EBITDA (or EBITDA) to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, EFH Corp.’s presentation of Adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.

Ancillary services	Refers to services necessary to support the transmission of energy and maintain reliable operations for the entire transmission system.

CAIR	Clean Air Interstate Rule

Capgemini	Capgemini Energy LP, a subsidiary of Cap Gemini North America Inc. that provides business support services to EFH Corp. and its subsidiaries

CO2	carbon dioxide

Competitive Electric segment	Refers to the EFH Corp. business segment that includes TCEH and equipment salvage and resale activities related to eight cancelled coal-fueled generation units.

CREZ	Competitive Renewable Energy Zones

DOE	US Department of Energy

EBITDA	Refers to earnings (net income) before interest expense, income taxes, depreciation and amortization. See the definition of Adjusted EBITDA above.

EFC Holdings	Refers to Energy Future Competitive Holdings Company, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of TCEH.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include TCEH and Oncor.

EPA	US Environmental Protection Agency

EPC	engineering, procurement and construction

ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of various electricity systems within Texas

ERISA	Employee Retirement Income Security Act of 1974, as amended

FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting

FERC	US Federal Energy Regulatory Commission

FIN	Financial Accounting Standards Board Interpretation

FIN 39	FIN No. 39, “Offsetting of Amounts Related to Certain Contracts—an Interpretation of APB Opinion No. 10 and FASB Statement No. 105”

FIN 46R	FIN No. 46R (Revised 2003), “Consolidation of Variable Interest Entities”

FIN 47	FIN No. 47, “Accounting for Conditional Asset Retirement Obligations—An Interpretation of FASB Statement No. 143”

FIN 48	FIN No. 48 (As Amended), “Accounting for Uncertainty in Income Taxes”

Fitch	Fitch Ratings, Ltd. (a credit rating agency)

FSP	FASB Staff Position

FSP FIN 39-1	FSP FIN No. 39-1, “Amendment of FASB Interpretation No. 39”

FSP FIN 48-1	FSP FIN No. 48-1, “Definition of Settlement in FASB Interpretation No. 48”

FSP SFAS 132(R)-1	FSP SFAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”

FSP SFAS 140-4 and FIN 46(R)-8	FSP SFAS No. 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interest in Variable Interest Entities”

FSP SFAS 157-3	FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”

GAAP	generally accepted accounting principles

GWh	gigawatt-hours

historical service territory	the territory, largely in north Texas, being served by EFH Corp.’s regulated electric utility subsidiary at the time of entering retail competition on January 1, 2002

Intermediate Holding	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

IRS	US Internal Revenue Service

kV	kilovolts

kWh	kilowatt-hours

LIBOR	London Interbank Offered Rate. An interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

Luminant	Refers to wholly-owned subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Luminant Construction	Refers to the operations of TCEH established for the purpose of developing and constructing new generation facilities.

Luminant Energy	Luminant Energy Company LLC, an indirect, wholly-owned subsidiary of TCEH that engages in certain wholesale markets activities

Luminant Power	Refers to subsidiaries of TCEH engaged in electricity generation activities.

market heat rate	Heat rate is a measure of the efficiency of converting a fuel source to electricity. The market heat rate is based on the price offer of the marginal supplier in Texas (generally natural gas plants) in generating electricity and is calculated by dividing the wholesale market price of electricity by the market price of natural gas.

Merger	The transaction referred to in “Merger Agreement” (defined immediately below) that was completed on October 10, 2007.

Merger Agreement	Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

Merger Sub	Texas Energy Future Merger Sub Corp, a Texas corporation and a wholly-owned subsidiary of Texas Holdings that was merged into EFH Corp. on October 10, 2007

MMBtu	million British thermal units

Moody’s	Moody’s Investors Services, Inc. (a credit rating agency)

MW	megawatts

MWh	megawatt-hours

NERC	North American Electric Reliability Corporation

NOx	nitrogen oxide

NRC	US Nuclear Regulatory Commission

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct majority-owned subsidiary of Oncor Holdings and an indirect subsidiary of EFH Corp., and/or its consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context, that is engaged in regulated electricity transmission and distribution activities.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct wholly-owned subsidiary, consolidated as a variable interest entity under FIN 46R, of Intermediate Holding and the direct majority owner of Oncor.

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries, including Oncor.

OPEB	other postretirement employee benefits

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act

Purchase accounting	The purchase method of accounting for a business combination as prescribed by SFAS 141 whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

Regulated Delivery segment	Refers to the EFH Corp. business segment, the substantial majority of which consists of the activities of Oncor.

REP	retail electric provider

RRC	Railroad Commission of Texas, which has oversight of lignite mining activity

S&P	Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies Inc. (a credit rating agency)

SARs	Stock Appreciation Rights

SARs Plan	Refers to the Oncor Electric Delivery Company Stock Appreciation Rights Plan

SEC	US Securities and Exchange Commission

Securities Act	Securities Act of 1933, as amended

SFAS	Statement of Financial Accounting Standards issued by the FASB

SFAS 5	SFAS No. 5, “Accounting for Contingencies”

SFAS 34	SFAS No. 34, “Capitalization of Interest Cost”

SFAS 71	SFAS No. 71, “Accounting for the Effect of Certain Types of Regulation”

SFAS 87	SFAS No. 87, “Employers’ Accounting for Pensions”

SFAS 106	SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”

SFAS 109	SFAS No. 109, “Accounting for Income Taxes”

SFAS 123 (R)	SFAS No. 123 (revised 2004), “Share-Based Payment”

SFAS 132 (R)	SFAS No. 132 (revised 2003), “Employers’ Disclosures About Pensions and Other Postretirement Benefits”

SFAS 133	SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended and interpreted

SFAS 140	SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125”

SFAS 141	SFAS No. 141, “Business Combinations”

SFAS 142	SFAS No. 142, “Goodwill and Other Intangible Assets”

SFAS 144	SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”

SFAS 146	SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”

SFAS 157	SFAS No. 157, “Fair Value Measurements”

SFAS 158	SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”

SFAS 160	SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”

SFAS 161	SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”

SG&A	selling, general and administrative

SO2	sulfur dioxide

Sponsor Group	Collectively, the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co. (See Texas Holdings below.)

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFC Holdings and an indirect, wholly-owned subsidiary of EFH Corp., and/or its subsidiaries, depending on context, that are engaged in electricity generation, wholesale and retail energy markets and development and construction activities. Its major subsidiaries include Luminant and TXU Energy.

TCEH Finance	Refers to TCEH Finance, Inc., a direct, wholly-owned subsidiary of TCEH, formed for the sole purpose of serving as co-issuer with TCEH of certain debt securities.

TCEH Senior Secured Facilities	Refers collectively to the TCEH Initial Term Loan Facility, TCEH Delayed Draw Term Loan Facility, TCEH Revolving Credit Facility, TCEH Letter of Credit Facility and TCEH Commodity Collateral Posting Facility. See Note 15 to the Financial Statements for details of these facilities.

TCEQ	Texas Commission on Environmental Quality

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a Delaware limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

Texas Transmission	Refers to Texas Transmission Investment LLC, a Delaware limited liability company that purchased a 19.75% equity interest in Oncor in November 2008.

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

TXU Europe	TXU Europe Limited, a subsidiary of EFH Corp. that is in administration (similar to bankruptcy) in the United Kingdom

TXU Fuel	TXU Fuel Company, a former subsidiary of TCEH

TXU Gas	TXU Gas Company, a former subsidiary of EFH Corp.

US	United States of America

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Energy Future Holdings Corp.:

We have audited the accompanying consolidated balance sheets of Energy Future Holdings Corp. and subsidiaries (“EFH Corp.”) as of December 31, 2008 and 2007 (successor), and the related statements of consolidated income (loss), comprehensive income (loss), cash flows and shareholders’ equity for the year ended December 31, 2008 (successor), the period from October 11, 2007 through December 31, 2007 (successor), the period from January 1, 2007 through October 10, 2007 (predecessor) and the year ended December 31, 2006 (predecessor). These financial statements are the responsibility of EFH Corp.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Energy Future Holdings Corp. and subsidiaries at December 31, 2008 and 2007 (successor), and the results of their operations and their cash flows for the year ended December 31, 2008 (successor), the period from October 11, 2007 through December 31, 2007 (successor), the period from January 1, 2007 through October 10, 2007 (predecessor) and the year ended December 31, 2006 (predecessor), in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, EFH Corp. completed its merger with Texas Energy Future Merger Sub Corp and became a subsidiary of Texas Energy Future Holdings Limited Partnership on October 10, 2007. In addition, during the year ended December 31, 2008 EFH Corp. adopted the provisions of FASB Staff Position No. FIN 39-1 and reclassified the results of its commodity hedging and trading activities on a retrospective basis. As also discussed in Note 1 to the consolidated financial statements, EFH Corp. adopted SFAS 160 effective January 1, 2009, on a retrospective basis.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Dallas, Texas

March 2, 2009

(May 20, 2009 as to the effects of the retrospective adoption of SFAS 160 as described in Note 1)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(Millions of Dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Operating revenues	$11,364	$1,994	$8,044	$10,703
Fuel, purchased power costs and delivery fees	(4,595)	(644)	(2,381)	(2,784)
Net gain (loss) from commodity hedging and trading activities	2,184	(1,492)	(554)	153
Operating costs	(1,503)	(306)	(1,107)	(1,373)
Depreciation and amortization	(1,610)	(415)	(634)	(830)
Selling, general and administrative expenses	(957)	(216)	(691)	(819)
Franchise and revenue-based taxes	(363)	(93)	(282)	(390)
Impairment of goodwill (Note 3)	(8,860)	—	—	—
Other income (Note 13)	80	14	69	121
Other deductions (Note 13)	(1,301)	(61)	(841)	(269)
Interest income	27	24	56	46
Interest expense and related charges (Note 28)	(4,935)	(839)	(671)	(830)

Income (loss) from continuing operations before income taxes	(10,469)	(2,034)	1,008	3,728

Income tax (expense) benefit	471	673	(309)	(1,263)

Income (loss) from continuing operations	(9,998)	(1,361)	699	2,465

Income from discontinued operations, net of tax effect (Note 4)	—	1	24	87

Net income (loss)	(9,998)	(1,360)	723	2,552
Net loss attributable to noncontrolling interests	160	—	—	—

Net income (loss) attributable to EFH Corp.	$(9,838)	$(1,360)	$723	$2,552

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(Millions of Dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Net income (loss)	$(9,998)	$(1,360)	$723	$2,552

Other comprehensive income (loss), net of tax effects:
Reclassification of pension and other retirement benefit costs (net of tax (expense) benefit of $69, $5, $(19) and $—) (Note 22)	(84)	(57)	49	—

Minimum pension liability adjustments (net of tax (expense) benefit of $—, $—, $— and $(38))	—	—	—	71

Cash flow hedges:
Net increase (decrease) in fair value of derivatives (net of tax (expense) benefit of $99, $97, $154 and $(321))	(183)	(177)	(288)	598
Derivative value net (gains) losses related to hedged transactions recognized during the period and reported in net income (net of tax (expense) benefit of $66, $—, $(48) and $(25))	122	—	(89)	(45)

Total effect of cash flow hedges	(61)	(177)	(377)	553

Total adjustments to net income (loss)	(145)	(234)	(328)	624

Comprehensive income (loss)	(10,143)	(1,594)	395	3,176

Comprehensive loss attributable to noncontrolling interests	160	—	—	—

Comprehensive loss attributable to EFH Corp.	$(9,983)	$(1,594)	$395	$3,176

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS

(Millions of Dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Cash flows—operating activities
Net income (loss)	$(9,998)	$(1,360)	$723	$2,552
Income from discontinued operations, net of tax effect	—	(1)	(24)	(87)

Income (loss) from continuing operations	(9,998)	(1,361)	699	2,465

Adjustments to reconcile income from continuing operations to cash provided by operating activities:
Depreciation and amortization	2,070	568	684	893
Deferred income tax expense (benefit)—net	(477)	(736)	(111)	756
Impairment of goodwill (Note 3)	8,860	—	—	—
Impairment of trade name intangible asset (Note 3)	481	—	—	—
Impairment of emission allowances intangible assets (Note 3)	501	—	—	—
Impairment of natural gas-fueled generation fleet (Note 6)	229	—	—	198
Charge related to Lehman bankruptcy (Note 13)	26	—	—	—
Unrealized net losses (gains) from mark-to-market valuations of commodity positions	(2,329)	1,556	722	(272)
Unrealized net losses from mark-to-market valuations of interest rate swaps	1,477	—	—	—
Bad debt expense	81	12	46	68
Stock-based incentive compensation expense	30	—	27	27
Recognition of losses on dedesignated cash flow hedges	66	—	10	12
Customer appreciation bonus charge (net of amounts credited to customers in 2006) (Note 7)	—	—	—	122
Net charges related to cancelled development of generation facilities (Note 5)	—	2	676	—
Write-off of deferred transaction costs (Note 13)	—	—	38	—
Credit related to impaired leases (Note 13)	—	—	(48)	(2)
Net gains on sale of assets, including amortization of deferred gains	(1)	(1)	(40)	(69)
Other, net	(20)	5	19	16
Changes in operating assets and liabilities:
Accounts receivable—trade	(505)	309	(200)	337
Impact of accounts receivable sales program (Note 14)	53	(336)	72	(44)
Inventories	(21)	(5)	(7)	(21)
Accounts payable—trade	385	(264)	81	(219)
Commodity and other derivative contractual assets and liabilities	(28)	18	(185)	—
Margin deposits—net	595	(614)	(569)	564
Other—net assets	440	284	(89)	(92)
Other—net liabilities	(410)	113	440	215

Cash provided by (used in) operating activities from continuing operations	$1,505	$(450)	$2,265	$4,954

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS (CONT.)

(Millions of Dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Cash flows—financing activities
Issuances of securities/long-term borrowings (Note 15):
Equity financing from Sponsor Group and other investors	$—	$8,236	$—	$—
Merger-related debt financing	—	42,732	1,800	—
Pollution control revenue bonds	242	—	—	243
Oncor long-term debt	1,500
Other long-term debt	1,443	—	—	—
Common stock	34	—	1	180
Retirements/repurchases of securities/long-term borrowings (Note 15):
Equity-linked debt	—	—	—	(179)
Pollution control revenue bonds	(242)	—	(143)	(259)
Merger-related debt repurchases	—	(15,314)	—	—
Other long-term debt	(925)	(81)	(302)	(1,253)
Common stock	(3)	—	(13)	(960)
Increase (decrease) in short-term borrowings (Note 15):
Banks	(481)	(722)	2,245	(245)
Commercial paper	—	—	(1,296)	939
Proceeds from sale of noncontrolling interests, net of transaction costs (Note 18)	1,253	—	—	—
Common stock dividends paid	—	—	(788)	(764)
Settlements of minimum withholding tax liabilities under stock-based compensation plans	—	—	(93)	(52)
Excess tax benefit on stock-based incentive compensation	—	—	—	41
Debt discount, financing and reacquisition expenses	(21)	(986)	(17)	(23)
Other	37	—	—	—

Cash provided by (used in) financing activities from continuing operations	$2,837	$33,865	$1,394	$(2,332)

Cash flows—investing activities
Acquisition of EFH Corp.	—	(32,694)	—	—
Capital expenditures	(2,812)	(684)	(2,341)	(2,180)
Nuclear fuel purchases	(166)	(23)	(54)	(117)
Investment held in money market fund (Note 1)	(142)	—	—	—
Purchase of mining-related assets	—	—	(122)	—
Proceeds from sale of assets	80	86	71	20
Proceeds from sale of environmental allowances and credits	39	—	—	—
Purchases of environmental allowances and credits	(34)	—	—	—
Purchase of lease trust	—	—	—	(69)
Proceeds from letter of credit facility deposited with trustee (restricted cash) (Note 15)	—	(1,250)	—	—
Proceeds from pollution control revenue bonds (deposited) withdrawn from trustee (restricted cash)	29	13	202	(240)
Other changes in restricted cash	1	14	(16)	—
Cash settlements related to outsourcing contract termination (Note 21)	70	—	—	—
Proceeds from sales of nuclear decommissioning trust fund securities	1,623	831	602	207
Investments in nuclear decommissioning trust fund securities	(1,639)	(835)	(614)	(223)
Costs to remove retired property	(37)	(9)	(25)	(40)
Settlement of loan (Note 21)	25	—	—	—
Other	29	(12)	14	(22)

Cash used in investing activities from continuing operations	$(2,934)	$(34,563)	$(2,283)	$(2,664)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS (CONT.)

(Millions of Dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Discontinued operations:
Cash provided by (used in) operating activities	—	(7)	35	30
Cash used in financing activities	—	—	—	—
Cash provided by (used in) investing activities	—	—	—	—

Cash provided by (used in) discontinued operations	—	(7)	35	30

Net change in cash and cash equivalents	1,408	(1,155)	1,411	(12)

Cash and cash equivalents—beginning balance	281	1,436	25	37

Cash and cash equivalents—ending balance	$1,689	$281	$1,436	$25

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Millions of Dollars)

	Successor
	December 31, 2008	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$1,689	$281
Investments held in money market fund (Note 1)	142	—
Restricted cash (Note 28)	55	56
Trade accounts receivable—net (Note 14)	1,219	1,099
Income taxes receivable—net	42	101
Inventories (Note 28)	426	405
Commodity and other derivative contractual assets (Note 19)	2,534	1,129
Accumulated deferred income taxes (Note 12)	44	9
Margin deposits related to commodity positions	439	513
Other current assets	165	376

Total current assets	6,755	3,969

Restricted cash (Note 28)	1,267	1,296
Investments (Note 20)	645	868
Property, plant and equipment—net (Note 28)	29,522	28,650
Goodwill (Note 3)	14,386	22,954
Intangible assets—net (Note 3)	2,993	4,365
Regulatory assets—net (Note 28)	1,892	1,305
Commodity and other derivative contractual assets (Note 19)	962	244
Other noncurrent assets, principally unamortized debt issuance costs	841	1,130
Assets held for sale	—	23

Total assets	$59,263	$64,804

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings (Note 15)	$1,237	$1,718
Long-term debt due currently (Note 15)	385	513
Trade accounts payable	1,143	904
Commodity and other derivative contractual liabilities (Note 19)	2,908	1,146
Margin deposits related to commodity positions	525	5
Accrued interest	524	537
Other current liabilities	612	879

Total current liabilities	7,334	5,702

Accumulated deferred income taxes (Note 12)	5,926	6,664
Investment tax credits	42	47
Commodity and other derivative contractual liabilities (Note 19)	2,095	2,453
Long-term debt, less amounts due currently (Note 15)	40,838	38,603
Other noncurrent liabilities and deferred credits (Note 28)	5,205	4,650

Total liabilities	61,440	58,119

Commitments and Contingencies (Note 16)

Equity (Note 17):
EFH Corp. shareholders’ equity	(3,532)	6,685
Noncontrolling interests in subsidiaries	1,355	—

Total equity	(2,177)	6,685

Total liabilities and equity	$59,263	$64,804

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED EQUITY

(Millions of Dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Common stock without par value (number of authorized shares— Successor—2,000,000,000; Predecessor—1,000,000,000):
Balance at beginning of period	$—	$—	$5	$5

Balance at end of period (number of shares outstanding: Successor: 2008—1,667,149,663; 2007—1,664,345,953; Predecessor: October 10, 2007—461,152,009; 2006—459,244,523)	—	—	5	5

Additional paid-in capital:
Balance at beginning of period	8,279	—	1,104	1,840
Investment by Sponsor Group and other investors	—	8,279	—	—
Effects of stock-based incentive compensation plans	29	—	(66)	27
Effect of sale of noncontrolling interests (Note 18)	(265)	—	—	—
Common stock repurchases	—	—	(13)	(1,012)
Excess tax benefit on stock-based compensation	—	—	82	41
Issuance of shares under equity-linked debt securities	—	—	—	180
Cost of Thrift Plan shares released by LESOP trustee (Note 22)	—	—	210	2
Effects of executive deferred compensation plan	—	—	11	13
Other	2	—	(2)	13

Balance at end of period	8,045	8,279	1,326	1,104

Retained earnings (deficit):
Balance at beginning of period	(1,360)	—	622	(1,168)
Net income (loss)	(9,838)	(1,360)	723	2,552
Dividends declared on common stock ($-, $-, $1.30 and $1.67 per share)	—	—	(596)	(768)
Effect of adoption of FIN 48 (Note 10)	—	—	33	—
LESOP dividend deduction tax benefit and other	—	—	3	6

Balance at end of period	(11,198)	(1,360)	785	622

Accumulated other comprehensive gain (loss), net of tax effects:
Pension and other postretirement employee benefit liability adjustments:
Balance at beginning of period	(57)	—	(2)	(60)
Change in unrecognized gains (losses) related to pension and other retirement benefit costs	(84)	(57)	49	—
Change in minimum pension liability	—	—	—	71
SFAS 158 transition adjustment	—	—	—	(13)

Balance at end of period	(141)	(57)	47	(2)

Amounts related to cash flow hedges:
Balance at beginning of period	(177)	—	411	(142)
Change during the period	(61)	(177)	(377)	553

Balance at end of period	(238)	(177)	34	411

Total accumulated other comprehensive gain (loss) at end of period	(379)	(234)	81	409

EFH Corp. shareholders’ equity at end of period (Note 17)	(3,532)	6,685	2,197	2,140

Noncontrolling interests in subsidiaries (Note 18):
Balance at beginning of period	—	—	—	—
Net loss	(160)	—	—	—
Investment	1,253	—	—	—
Effect of sale of noncontrolling interests (Note 18)	265
Distributions to noncontrolling interests	(2)	—	—	—

Other	(1)

Noncontrolling interests in subsidiaries at end of period	1,355	—	—	—

Total equity at end of period	$(2,177)	$6,685	$2,197	$2,140

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

EFH Corp., a Texas corporation, is a Dallas-based holding company conducting its operations principally through its TCEH and Oncor subsidiaries. TCEH is a holding company for subsidiaries engaged in competitive electricity market activities largely in Texas including electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales. Oncor is engaged in regulated electricity transmission and distribution operations in Texas.

On October 10, 2007, EFH Corp. completed its Merger with Merger Sub. As a result of the Merger, EFH Corp. became a subsidiary of Texas Holdings, which is controlled by the Sponsor Group.

Various “ring-fencing” measures have been taken, in connection with the Merger, to enhance the credit quality of Oncor. Such measures include, among other things: the formation of a new special purpose holding company for Oncor, Oncor Holdings, as one of the Oncor Ring-Fenced Entities; the conversion of Oncor from a corporation to a limited liability company; maintenance of separate books and records for the Oncor Ring-Fenced Entities; changes to Oncor’s corporate governance provisions; appointment of a majority of independent directors to Oncor’s board of directors, and prohibitions on the Oncor Ring-Fenced Entities providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or other obligations of any member of the Texas Holdings Group. Moreover, the cash flows of the Oncor Ring-Fenced Entities and their results of operations are separate from those of the Texas Holdings Group. Oncor Holdings is consolidated with EFH Corp. as a variable interest entity under FIN 46R.

See Note 18 for discussion of noncontrolling interests sold by Oncor in November 2008.

EFH Corp. has two reportable segments: the Competitive Electric segment, which includes the activities of TCEH as well as equipment salvage and resale activities related to the 2007 cancelled development of new generation facilities, and the Regulated Delivery segment, which includes the activities of Oncor, its wholly-owned bankruptcy-remote financing subsidiary and, in 2007, certain revenues and costs associated with installation of equipment that will facilitate Oncor’s technology initiatives. See Note 27 for further information concerning reportable business segments.

Basis of Presentation

The consolidated financial statements of EFH Corp. have been prepared in accordance with US GAAP. The accompanying consolidated statements of income (loss), comprehensive income (loss) and cash flows present results of operations and cash flows of EFH Corp. for “Successor” and “Predecessor” periods, which relate to periods succeeding and preceding the Merger, respectively. The consolidated financial statements have been prepared on the same basis as the audited financial statements included in EFH Corp.’s 2007 Form 10-K, with the exception of a change to discontinue the netting of derivative assets and liabilities under master netting agreements as allowed under FSP FIN 39-1, a change in classification to report the results of commodity hedging and trading activities on a separate line item in the income statement instead of within operating revenues, as discussed immediately below, a change in the presentation of amounts attributable to noncontrolling interests in the financials statements pursuant to adoption of SFAS 160 as discussed in “Changes in Accounting Standards” below, and certain reclassifications in the statements of consolidated comprehensive income (loss) to conform to current period presentation. The consolidated financial statements of the Successor reflect the application of purchase accounting in accordance with the provisions of SFAS 141, include the activities of Merger Sub, all of which related to the acquisition of EFH Corp., and reflect the adoption of SFAS 157. All intercompany items and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated.

Change in Classification of Results from Commodity Hedging and Trading Activities—Effective April 1, 2008, EFH Corp. changed its classification of realized and unrealized net gains and losses from commodity hedging and trading activities such that the results from these activities are reported as a separate line on the income statement. Prior to April 1, 2008, such amounts were included within operating revenues. EFH Corp. believes this change in classification provides users of the financial statements better transparency of underlying revenue trends. Results from commodity hedging and trading activities are volatile as a substantial majority of the activity involves natural gas financial instruments, which are used to economically hedge future cash flows from electricity sales and are marked-to-market in net income. Comparative financial statements of prior periods reflect this reclassification. The following table presents EFH Corp.’s operating revenues as reported in the 2007 Form 10-K and reflects the change in classification. There is no effect on reported earnings, the balance sheet or the statement of cash flows as a result of this change in presentation.

	Successor		Predecessor
	As Originally Reported	As Reclassified	As Originally Reported	As Reclassified	As Originally Reported	As Reclassified
	Period from October 11, 2007 through December 31, 2007	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006	Year Ended December 31, 2006
Operating revenues	$502	$1,994	$7,490	$8,044	$10,856	$10,703
Net gain (loss) from commodity hedging and trading activities	n/a	(1,492)	n/a	(554)	n/a	153
Income (loss) from continuing operations	(1,361)	(1,361)	699	699	2,465	2,465

Discontinued Businesses

Note 4 presents detailed information regarding the effects of discontinued businesses, the results of which have been classified as discontinued operations.

Use of Estimates

Preparation of EFH Corp.’s financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments, other than those disclosed elsewhere herein, were made to previous estimates or assumptions during the current year.

Purchase Accounting

The Merger has been accounted for under purchase accounting, whereby the total purchase price of the transaction was allocated to EFH Corp.’s identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values, and the excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The allocation resulted in a significant amount of goodwill, an increase in the carrying value of property, plant and equipment and deferred income tax liabilities as well as new identifiable intangible assets and liabilities. Reported earnings in periods subsequent to the Merger reflect increases in interest, depreciation and amortization expense. See Note 2 for details regarding the effect of purchase accounting.

Derivative Instruments and Mark-to-Market Accounting

EFH Corp. enters into contracts for the purchase and sale of electricity, natural gas and other commodities and also enters into other derivative instruments such as options, swaps, futures and forwards primarily to manage commodity price and interest rate risks. If the instrument meets the definition of a derivative under SFAS 133, changes in the fair value of the derivative are recognized in net income as unrealized gains and losses, unless the criteria for certain exceptions are met, and an offsetting derivative asset or liability is recorded in the balance sheet. This recognition is referred to as “mark-to-market” accounting. The fair values of EFH Corp.’s unsettled derivative instruments under mark-to-market accounting are reported in the balance sheet as commodity and other derivative contractual assets or liabilities. When derivative instruments are settled and realized gains and losses are recorded, the previously recorded unrealized gains and losses and derivative assets and liabilities are reversed. See Note 19 and 24 for additional information regarding commodity and other derivative contractual assets and liabilities and fair value measurement. Under the election criteria of SFAS 133, EFH Corp. may elect the “normal” purchase and sale exemption. A commodity-related derivative contract may be designated as a “normal” purchase or sale if the commodity is to be physically received or delivered for use or sale in the normal course of business. If designated as normal, the derivative contract is accounted for under the accrual method of accounting (not marked-to-market) with no balance sheet or income statement recognition of the contract until settlement.

Because derivative instruments are frequently used as economic hedges, SFAS 133 allows the designation of such instruments as cash flow or fair value hedges provided certain conditions are met. A cash flow hedge mitigates the risk associated with the variability of the future cash flows related to an asset or liability (e.g., a forecasted sale of electricity in the future at market prices or the payment of interest related to variable rate debt), while a fair value hedge mitigates risk associated with fixed future cash flows (e.g., debt with fixed interest rate payments). In accounting for changes in the fair value of cash flow hedges, derivative assets and liabilities are recorded on the balance sheet with an offset to other comprehensive income or loss to the extent the hedges are effective and the hedged transaction remains probable of occurring. If the hedged transaction becomes probable of not occurring, hedge accounting is discontinued and the amount recorded in other comprehensive income is immediately reclassified into net income. If the relationship between the hedge and the hedged transaction ceases to exist or is dedesignated, hedge accounting is discontinued, and the amounts recorded in other comprehensive income are recognized as the previously hedged transaction impacts earnings. Changes in value of fair value hedges are recorded as derivative assets or liabilities with an offset to net income, and the carrying value of the related asset or liability (hedged item) is adjusted for changes in fair value with an offset to net income. If the fair value hedge is settled prior to the maturity of the hedged item, the cumulative fair value gain or loss associated with the hedge is amortized into income over the remaining life of the hedged item. In the statement of cash flow, the effects of settlements of derivative instruments are classified consistent with the related hedged transactions.

To qualify for hedge accounting, a hedge must be considered highly effective in offsetting changes in fair value of the hedged item. Assessment of the hedge’s effectiveness is tested at least quarterly throughout its term to continue to qualify for hedge accounting. Changes in fair value that represent hedge ineffectiveness, even if the hedge continues to be assessed as effective, are immediately recognized in net income. Ineffectiveness is generally measured as the cumulative excess, if any, of the change in value of the hedging instrument over the change in value of the hedged item. See Notes 15 and 19 for additional information concerning hedging activity.

Realized and unrealized gains and losses from transacting in energy-related derivative instruments are primarily reported in the income statement in net gain (loss) from commodity hedging and trading activities. In accordance with accounting rules, realized gains and losses associated with physically settled sales and purchase derivative instruments are reported in revenues and fuel, purchased power costs and delivery fees.

Revenue Recognition

EFH Corp. records revenue from electricity sales and delivery service under the accrual method of accounting. Revenues are recognized when electricity or delivery services are provided to customers on the basis of periodic cycle meter readings and include an estimated accrual for the revenues earned from the meter reading date to the end of the period (unbilled revenue).

EFH Corp.’s reported revenues include, on a net basis, ERCOT electricity balancing transactions, which represent wholesale purchases and sales of electricity for real-time balancing purposes as measured in 15-minute intervals. As is industry practice, these purchases and sales with ERCOT, as the balancing energy clearinghouse agent, are reported net in the income statement. Although difficult to predict, it is expected that the balancing activity will frequently result in net revenues due in part to generation volumes exceeding retail load. EFH Corp. believes that presentation of this activity as a component of revenues more appropriately reflects EFH Corp.’s market position.

Impairment of Long-Lived Assets

EFH Corp. evaluates long-lived assets (including intangible assets with finite lives) for impairment whenever indications of impairment exist in accordance with the requirements of SFAS 144. The carrying value of such assets is deemed to be impaired if the projected undiscounted cash flows are less than the carrying value. If there is such impairment, a loss would be recognized based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily by discounted cash flows, supported by available market valuations, if applicable. See Note 6 for details of the impairment of the natural gas-fueled generation fleet recorded in 2008 and 2006.

Finite-lived intangibles identified as a result of purchase accounting are amortized over their estimated useful lives based on the expected realization of economic effects. See Note 3 to Financial Statements for additional information.

Goodwill and Intangible Assets with Indefinite Lives

EFH Corp. evaluates goodwill and intangible assets with indefinite lives for impairment at least annually (as of October 1) in accordance with SFAS 142, “Goodwill and Other Intangible Assets.” The impairment tests performed are based on discounted cash flow analyses. See Note 3 for details of goodwill and intangible assets with indefinite lives, including discussion of goodwill and trade name intangible assets impairments recorded in 2008.

Amortization of Nuclear Fuel

Amortization of nuclear fuel is calculated on the units-of-production method and is reported as fuel costs.

Major Maintenance

Major maintenance costs incurred during generation plant outages and the costs of other maintenance activities are charged to expense as incurred. This accounting is consistent with FASB Staff Position AUG AIR-1, “Accounting for Planned Major Maintenance Activities.”

Defined Benefit Pension Plans and Other Postretirement Employee Benefit Plans

EFH Corp. offers pension benefits based on either a traditional defined benefit formula or a cash balance formula and also offers certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from EFH Corp. Costs of pension and OPEB plans are determined in accordance with SFAS 87 and SFAS 106 and are dependent upon numerous factors, assumptions and estimates. Effective December 31, 2006, EFH Corp. adopted SFAS 158. See Note 22 for additional information regarding pension and OPEB plans.

Stock-Based Incentive Compensation

Prior to the Merger, EFH Corp. provided discretionary awards payable in its common stock to qualified managerial employees under its shareholder-approved long-term incentive plans. These awards were accounted for based on the provisions of SFAS 123R, which provides for the recognition of stock-based compensation expense over the vesting period based on the grant-date fair value of those awards. In December 2007, EFH Corp.’s board of directors established its 2007 Stock Incentive Plan, which authorizes discretionary grants to directors, officers and qualified managerial employees of EFH Corp. or its affiliates of non-qualified stock options, stock appreciation rights, restricted shares, shares of common stock, the opportunity to purchase shares of common stock and other stock-based awards. Stock options and stock appreciation rights granted are being accounted for based upon the provisions of SFAS 123R. See Note 23 for information regarding stock-based incentive compensation.

Sales and Excise Taxes

Sales and excise taxes are accounted for as a “pass through” item on the balance sheet; i.e., the tax is billed to customers and recorded as trade accounts receivable with an offsetting amount recorded as a liability to the taxing jurisdiction.

Franchise and Revenue-Based Taxes

Unlike sales and excise taxes, franchise and gross receipt taxes are not a “pass through” item. These taxes are assessed to EFH Corp. by state and local government bodies, based on revenues or kWh delivered, as a cost of doing business and are recorded as an expense. Rates charged to customers by EFH Corp. are intended to recover the taxes, but EFH Corp. is not acting as an agent to collect the taxes from customers.

Income Taxes

EFH Corp. files a consolidated federal income tax return, and federal income taxes are allocated substantially as if the entities were stand-alone corporations. Deferred income taxes are provided for temporary differences between the book and tax basis of assets and liabilities. Effective with the sale of noncontrolling interests in Oncor (see Note 18), Oncor became a partnership for US federal income tax purposes, and EFH Corp. provides deferred income taxes on the difference between the book and tax basis of its investment in Oncor. Previously earned investment tax credits were deferred and amortized as a reduction of income tax expense over the estimated lives of the related properties. In connection with purchase accounting, the remaining unamortized investment tax credit amount related to unregulated businesses of $300 million was eliminated. Investment tax credits related to Oncor’s regulated operations will continue to be amortized over the lives of the related properties. Certain provisions of SFAS 109 provide that regulated enterprises are permitted to recognize deferred taxes as regulatory tax assets or tax liabilities if it is probable that such amounts will be recovered from, or returned to, customers in future rates.

Prior to 2007, EFH Corp. generally accounted for uncertainty related to positions taken on tax returns based on the probable liability approach consistent with SFAS 5. Effective January 1, 2007, the company adopted FIN 48 as discussed in Note 10.

Accounting for Contingencies

The financial results of EFH Corp. may be affected by judgments and estimates related to loss contingencies. Accruals for loss contingencies are recorded when management determines that it is probable that an asset has been impaired or a liability has been incurred and that such economic loss can be reasonably estimated. Such determinations are subject to interpretations of current facts and circumstances, forecasts of future events and estimates of the financial impacts of such events. See Note 16 for a discussion of contingencies.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with a remaining maturity of three months or less are considered to be cash equivalents.

EFH Corp. held an interest in The Reserve’s US Government Fund, which began liquidation proceedings in September 2008 due to the credit crisis and withdrawal demands. In September 2008, EFH Corp. attempted to redeem its interest, totaling $242 million, in the US Government Fund, but due to the liquidation process, the funds were not immediately made available; accordingly, such amount was reclassified from cash and cash equivalents to investment held in money market fund. EFH Corp. received $100 million of the funds in November 2008 and the remaining $142 million in January 2009.

Restricted Cash

The terms of certain agreements require the restriction of cash for specific purposes. At December 31, 2008, $1.250 billion of cash is restricted to support letters of credit. See Note 15 and 28 for more details regarding this and other restricted cash.

Property, Plant and Equipment

As a result of purchase accounting, carrying amounts of property, plant and equipment related to unregulated businesses at October 10, 2007 were adjusted to estimated fair values. Subsequent additions are recorded at cost. Regulated properties at Oncor continue to be reported at original cost, which is considered to be fair value due to the cost-based regulated returns associated with those assets. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead, including payroll-related costs.

Depreciation of EFH Corp’s property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties. As is common in the industry, the Predecessor historically recorded depreciation expense using composite depreciation rates that reflect blended estimates of the lives of major asset components as compared to depreciation expense calculated on an asset-by-asset basis. Effective with the Merger, depreciation expense for unregulated properties is calculated on an asset-by-asset basis. Estimated depreciable lives are based on management’s estimates of the assets’ economic useful lives.

Capitalized Interest and Allowance for Funds Used During Construction (AFUDC)

Interest related to qualifying construction projects and qualifying software projects are capitalized in accordance with SFAS 34. Oncor capitalizes AFUDC as a cost component of projects involving construction periods lasting greater than thirty days. AFUDC is a regulatory cost accounting procedure whereby both interest charges on borrowed funds and a return on equity capital used to finance construction are included in the recorded cost of utility plant and equipment being constructed. The equity portion of capitalized AFUDC is accounted for as other income; there was no equity AFUDC for the years presented. See Note 28.

Inventories

All inventories are reported at the lower of cost (on a weighted average basis) or market unless expected to be used in the generation of electricity. In connection with purchase accounting, inventory amounts at October 10, 2007 were recorded at fair value. Also see discussion immediately below regarding environmental allowances and credits.

Environmental Allowances and Credits

Effective with the Merger, EFH Corp. began accounting for all environmental allowances and credits as identifiable intangible assets with finite lives that are subject to amortization. The recorded values of these intangible assets were originally established reflecting fair value determinations as of the date of the Merger under purchase accounting. Amortization expense associated with these intangible assets is recognized on a unit of production basis as the allowances or credits are consumed in generation operations. In accordance with SFAS 144, the environmental allowances and credits are assessed for impairment when conditions or events occur that could affect the carrying value of the assets. See Note 3 for details of impairment amounts recorded in 2008. EFH Corp. previously accounted for environmental allowances and credits as inventory. Both accounting methods are acceptable under GAAP.

Regulatory Assets and Liabilities

The financial statements of EFH Corp.’s regulated electricity delivery operations reflect regulatory assets and liabilities under cost-based rate regulation in accordance with SFAS 71. The assumptions and judgments used by regulatory authorities continue to have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 28 for details of the regulatory assets and liabilities.

Investments

Investments in a nuclear decommissioning trust fund are carried at market value in the balance sheet. Investments in unconsolidated business entities over which EFH Corp. has significant influence but does not maintain effective control, generally representing ownership of at least 20% and not more than 50% of common equity, are accounted for under the equity method. Assets related to employee benefit plans represent investments held to satisfy deferred compensation liabilities and are recorded at market value. See Note 20 for details of investments.

Sale of Noncontrolling Interests

See Note 18 for discussion of accounting for the sale of noncontrolling interests by Oncor.

Changes in Accounting Standards

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS 160 was effective for fiscal years beginning on or after December 15, 2008 and required noncontrolling interests (previously called minority interests) in subsidiaries initially to be measured at fair value and classified as a separate component of equity. In accordance with the retrospective reporting requirements of SFAS 160, the financial statements present the noncontrolling interests created as a result of Oncor’s November 2008 sale of equity interests (see Note 18) as a separate component of equity in the consolidated balance sheet (totaling $1.355 billion as of December 31, 2008), consolidated net loss for the year ended December 31, 2008 reflects the net loss attributable to the noncontrolling interests as a line item below net loss (totaling $160 million) as compared to the previous presentation as a line item above net loss and the net proceeds received from Oncor’s sale of the noncontrolling interests are reflected in the statement of consolidated cash flows as a financing activity as compared to previous presentation as an investing activity.

Effective January 1, 2008, EFH Corp. adopted FSP FIN 39-1, “Amendment of FASB Interpretation No. 39.” This FSP provides additional guidance regarding the offsetting in the balance sheet of cash collateral and derivative fair value asset and liability amounts. As provided for by this rule, for balance sheet presentation, EFH Corp. elected to not adopt netting of cash collateral, and further to discontinue netting of derivative assets and liabilities under master netting agreements. Accordingly, as required by the rule, prior period amounts in the financial statements reflect the change in presentation, resulting in an increase of $849 million and $171 million in both commodity and other derivative contractual current and noncurrent assets and liabilities, respectively, at December 31, 2007 compared to amounts reported in the 2007 Form 10-K.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement 133.” SFAS 161 enhances required disclosures regarding derivatives and hedging activities to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. As SFAS 161 provides only disclosure requirements, the adoption of this standard will not have any effect on EFH Corp.’s reported results of operations or financial condition. EFH Corp. will provide the enhanced disclosures in its Form 10-Q for the three months ended March 31, 2009.

In October 2008, the FASB issued FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.” The FSP clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The FSP does not change the fair value measurement principles in SFAS 157. The FSP was effective upon issuance, including prior periods for which financial statements had not been issued. EFH Corp. has determined this FSP does not change its approach for measuring fair value of financial assets.

Effective December 31, 2008, EFH Corp. adopted FSP SFAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” This FSP amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” to require additional disclosures about transfers of financial assets. It also amends FIN 46R, “Consolidation of Variable Interest Entities,” to require additional disclosures about an entity’s involvement with variable interest entities. The disclosures required by this FSP are intended to provide greater transparency about a transferor’s continuing involvement with transferred financial assets and an entity’s involvement with variable interest entities and qualifying special purpose entities (SPEs). As the FSP provides only disclosure requirements, the adoption of this FSP did not have any effect on EFH Corp.’s reported results of operations, financial condition or cash flows. See Note 14 for related disclosures.

In December 2008, the FASB issued FSP SFAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP amends SFAS 132(R) to provide enhanced disclosures regarding how investment allocation decisions are made and certain aspects of fair value measurements on plan assets. The disclosures required by this FSP are intended to provide transparency related to the types of assets and associated risks in an employer’s defined benefit pension or other postretirement employee benefits plan and events in the economy and markets that could have a significant effect on the value of plan assets. This FSP is effective for fiscal years ending after December 15, 2009. As the FSP provides only disclosure requirements, the adoption of this FSP will not have any effect on EFH Corp.’s reported results of operations, financial condition or cash flows. EFH Corp. is evaluating the impact of this FSP on its financial statement disclosures.

2.	FINANCIAL STATEMENT EFFECTS OF THE MERGER

As discussed in Note 1, the Merger was completed on October 10, 2007. The aggregate purchase price paid for the equity securities of EFH Corp. was $31.9 billion, which was financed by a combination of equity invested by the Sponsor Group and certain other investors and by borrowings under a senior secured credit facility and senior unsecured interim facilities. These facilities also funded the repayment and redemption of certain existing credit facilities and debt upon completion of the Merger. See Note 15 for a discussion of EFH Corp.’s debt.

The statements of consolidated income (loss) and cash flows for 2007 present Predecessor results from January 1 through October 10 and Successor results from October 11 through December 31.

Sources and Uses

The sources and uses of the funds for the Merger are summarized in the table below.

Sources of funds:		Uses of funds:
(billions of dollars)
Cash and other sources	$0.3	Equity purchase price (b)	$31.9
TCEH credit facilities (Note 15)	27.0	Transaction costs (c)	0.8
EFH Corp. senior unsecured interim facility (Note 15)	4.5	Repayment of existing debt (Note 15)	5.3
Equity contributions (a)	8.3	Restricted cash	1.2
		Financing fees related to new facilities	0.9

Total source of funds	$40.1	Total uses of funds	$40.1

(a)	Consists of equity contributions by the Sponsor Group and certain other investors.
(b)	Represents 461.2 million outstanding shares of EFH Corp. common stock multiplied by $69.25 per share.
(c)	Represents professional fees incurred by the Sponsor Group that were directly associated with the Merger and accounted for as part of the purchase price.

Purchase Price Allocation

EFH Corp. accounted for the Merger under purchase accounting in accordance with the provisions of SFAS 141, whereby the total purchase price of the transaction was allocated to EFH Corp.’s identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values as of October 10, 2007 as summarized in the table below. The fair values were determined based upon assumptions related to future cash flows, discount rates, and asset lives as well as factors more unique to EFH Corp., its industry and the competitive wholesale power market that include forward natural gas price curves and market heat rates, retail customer attrition rates, generation plant operating and construction costs, and the effect on generation facility values of lignite fuel reserves and mining capabilities using currently available information. As a result of cost-based regulatory rate-setting processes, the book value of the majority of Oncor’s assets and liabilities effectively represent fair value, and no adjustments to those regulated assets or liabilities were recorded. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill.

The goodwill amount recorded upon finalization of purchase accounting in 2008 totaled $23.2 billion. Management believes the drivers of the goodwill amount include the incremental value of the future cash flow potential of the baseload generation facilities, including facilities under construction, over the values assigned to those assets under purchase accounting rules, considering the market-pricing mechanisms and growth potential in the ERCOT market, as well as the value derived from the scale of the retail business. Management also believes that the goodwill reflects the value of the relatively stable, long-lived cash flows of the regulated business, considering the constructive regulatory environment and market growth potential. See Note 3 for disclosures related to goodwill, including an impairment recorded in the fourth quarter of 2008.

The following table summarizes the components of the final purchase price allocation:

Equity purchase price		$31,935
Transaction costs		759

Total purchase price.		32,694

Property, plant and equipment	28,088
Intangible assets (Note 3)	4,454
Regulatory assets and deferred debits	1,445
Other assets	5,187

Total assets acquired	39,174

Short-term borrowings and long-term debt	14,183
Deferred tax liabilities	7,706
Other liabilities	7,837

Total liabilities assumed	29,726

Net identifiable assets acquired		9,448

Goodwill.		$23,246

The following table summarizes the change in the total amount of goodwill during 2008 as a result of purchase accounting:

Goodwill at December 31, 2007		$22,954
Property, plant and equipment	311
Intangible assets	30
Regulatory assets—net	2
Other assets	174

Total assets acquired	517
Deferred income tax liabilities	(263)
Other liabilities	38

Total liabilities assumed	(225)

Net identifiable assets acquired		292

Goodwill at completion of purchase accounting		$23,246

The above changes relate largely to finalization of fair values of natural gas-fueled generation plants and amounts related to the Capgemini outsourcing agreement, as well as the effects on related deferred income tax balances.

Exit liabilities originally recorded as part of the purchase price allocation totaled approximately $60 million, which consisted primarily of estimated amounts related to the cancellation of the development of coal-fueled generation facilities discussed in Note 5 and the exit of certain administrative activities. Such cancellation liabilities have been negotiated to a lesser amount and taking into consideration payments made, the exit liabilities have all been extinguished as of December 31, 2008. During 2008, additional exit liabilities totaling $66 million were recorded largely in connection with the termination of outsourcing arrangements with Capgemini under change of control provisions of such arrangements (also see Note 21). This amount is expected to be settled no later than June 30, 2011, the targeted date of completion of transition of outsourced activities back to EFH Corp. or to service providers.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial position and results of operations assume that the Merger-related transactions occurred on January 1, 2007 and 2006, respectively. The unaudited pro forma information is provided for informational purposes only and is not necessarily indicative of what EFH Corp.’s results of operations would have been if the Merger-related transactions had occurred on that date, or what EFH Corp.’s results of operations will be for any future periods.

For the year ended December 31, 2007, unaudited pro forma revenues and net loss were $10.0 billion and $2.3 billion, respectively. Pro forma adjustments for the year ended December 31, 2007 consist of adjustments for the Predecessor period and consist of $473 million in depreciation and amortization expense (including amounts recognized in revenues or fuel and purchased power costs), $2.1 billion in interest expense and a $895 million income tax benefit.

For the year ended December 31, 2006, unaudited pro forma revenues and net income were $10.7 billion and $378 million, respectively. Pro forma adjustments for the year ended December 31, 2006 consist of adjustments for the Predecessor period and consist of $606 million in depreciation and amortization expense (including amounts recognized in revenues or fuel and purchased power costs), $2.8 billion in interest expense and a $1.2 billion income tax benefit.

3.	GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill

Reported goodwill as of December 31, 2008 totaled $14.4 billion, with $10.3 billion assigned to the Competitive Electric segment and $4.1 billion to the Regulated Delivery segment. As of December 31, 2007, reported goodwill totaled $23.0 billion with $18.1 billion assigned to the Competitive Electric segment and $4.9 billion to the Regulated Delivery segment. None of this goodwill balance is being deducted for tax purposes.

As discussed in Note 2, EFH Corp. accounted for the Merger under purchase accounting. The total goodwill amount recorded as a result of purchase accounting totaled $23.2 billion, representing the excess of the purchase price over the fair value of the tangible and identifiable intangible net assets acquired in the Merger; subsequently, an impairment charge was recorded in the fourth quarter of 2008 (discussed immediately below). SFAS 142 requires that goodwill be assigned to “reporting units”, which management has determined to be the Competitive Electric segment and the Regulated Delivery segment, which are largely comprised of TCEH and Oncor, respectively. The goodwill amounts assigned to the Competitive Electric segment of $18.3 billion and the Regulated Delivery segment of $4.9 billion were based on the enterprise values of those businesses at the closing date of the Merger and the completion of purchase accounting.

Goodwill and Trade Name Intangible Asset Impairments

In the fourth quarter of 2008, EFH Corp. recorded a goodwill impairment charge totaling $8.9 billion, which is not deductible for income tax purposes. This amount represents EFH Corp.’s best estimate of impairment pending finalization of the fair value calculations, which is expected in the first quarter of 2009. The total charge consists of an impairment of $8.0 billion related to the Competitive Electric segment and $860 million related to the Regulated Delivery segment. The impairment primarily arises from the dislocation in the capital markets that has increased interest rate spreads and the resulting discount rates used in estimating fair values and the effect of recent declines in market values of debt and equity securities of comparable companies.

Also in the fourth quarter of 2008, EFH Corp. recorded a trade name intangible asset impairment charge totaling $481 million ($310 million after-tax). The impairment primarily arises from the increase in the discount rate used in estimating fair value.

Although the annual goodwill and intangible assets with indefinite lives impairment test date set by management is October 1, management determined that in consideration of the continuing deterioration of securities values during the fourth quarter of 2008, an impairment testing trigger occurred subsequent to that test date; consequently, the impairment charges were based on estimated fair values at December 31, 2008.

The impairment determination involves significant assumptions and judgments in estimating enterprise values of the Competitive Electric and Regulated Delivery segments and the fair values of their assets and liabilities.

Identifiable Intangible Assets

Identifiable intangible assets reported in the balance sheet are comprised of the following:

	Successor
	As of December 31, 2008			As of December 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Retail customer relationship	$463	$130	$333	$463	$79	$384
Favorable purchase and sales contracts	700	249	451	702	68	634
Capitalized in-service software	255	116	139	225	71	154
Environmental allowances and credits	994	121	873	1,525	19	1,506
Land easements and other	203	71	132	179	67	112

Total intangible assets subject to amortization	$2,615	$687	1,928	$3,094	$304	2,790

Trade name (not subject to amortization)			955			1,436

Mineral interests (not currently subject to amortization)			110			139

Total intangible assets			$2,993			$4,365

Amortization expense related to intangible assets consisted of:

	Successor			Predecessor
	Useful lives at December 31, 2008 (weighted average in years)	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Retail customer relationship	4	$51	$79	$—	$—
Favorable purchase and sales contracts	10	168	72	—	—
Capitalized in-service software	8	44	8	23	35
Environmental allowances and credits	29	102	20	—	—
Land easements and other	69	4	—	2	2

Total amortization expense		$369	$179	$25	$37

Separately identifiable and previously unrecognized intangible assets acquired and recorded as part of purchase accounting for the Merger are described as follows:

•

Retail Customer Relationship—Retail customer relationship intangible asset represents the estimated fair value of the non-contracted customer base and is being amortized using an accelerated method based on customer attrition rates and reflecting the pattern in which economic benefits are realized over their estimated useful life. Amortization expense related to the retail customer relationship intangible asset is reported as part of depreciation and amortization expense in the income statement (reported in the Competitive Electric segment).

•

Favorable Purchase and Sales Contracts—Favorable purchase and sales contracts intangible asset primarily represents the above market value, based on observable prices or estimates, of commodity contracts for which: 1) EFH Corp. has made the “normal” purchase or sale election allowed by SFAS 133 or 2) the contracts that did not meet the definition of a derivative. The amortization periods of these intangible assets are based on the terms of the contracts, and the expense is reported as part of revenues or fuel and purchased power costs in the income statement as appropriate (reported in the Competitive Electric segment). Unfavorable purchase and sales contracts are recorded as other noncurrent liabilities and deferred credits (see Note 28).

•

Trade name—The trade name intangible asset represents the estimated fair value of the TXU Energy trade name, and was determined to be an indefinite-lived asset not subject to amortization. This intangible asset will be evaluated for impairment at least annually (as of October 1) in accordance with SFAS 142, “Goodwill and Other Intangible Assets.” See above for discussion of an impairment charge recorded in 2008.

•

Environmental Allowances and Credits—This intangible asset represents the fair value, based on observable prices or estimates, of environmental credits held by EFH Corp., substantially all of which were expected to be used in its power generation activity. These credits will be amortized to fuel and purchase power costs utilizing a units-of-production method (reported in the Competitive Electric segment).

Impairment of Environmental Allowances and Credits Intangible Assets

In March 2005, the EPA issued regulations called the Clean Air Interstate Rule (CAIR) for 28 states, including Texas, where EFH Corp.’s generation facilities are located. CAIR requires reductions of SO2 and NOx emissions from power generation facilities in such states. The SO2 reductions were beyond the reductions required under the Clean Air Act’s existing acid rain cap-and-trade program (the Acid Rain Program). CAIR also established a new regional cap-and-trade program for NOx emissions reductions.

In July 2008, the US Court of Appeals for the D.C. Circuit (the D.C. Circuit Court) invalidated CAIR. The D.C. Circuit Court did not overturn the existing cap-and-trade program for SO2 reductions under the Acid Rain Program.

In the second quarter of 2008, EFH Corp. determined that certain of its SO2 allowances had decreased materially in value, likely driven by litigation that resulted in the July 2008 decision from the D.C. Circuit Court invalidating CAIR. Accordingly, EFH Corp. recorded a $2 million (before deferred income tax benefit) impairment of certain SO2 allowances.

Based on the D.C. Circuit Court’s ruling, EFH Corp. recorded a non-cash impairment charge to earnings in the third quarter of 2008. EFH Corp. impaired NOx allowances in the amount of $401 million (before deferred income tax benefit). As a result of the D.C. Circuit Court’s July 2008 decision, NOx allowances would no longer be needed, and thus there would not be an actively traded market for such allowances. Consequently, the NOx allowances held by EFH Corp. would likely have very little value absent reversal of the D.C. Circuit Court’s decision or promulgation of new rules by the EPA. In addition, EFH Corp. impaired SO2 allowances in the amount of $98 million (before deferred income tax benefit). While the D.C. Circuit Court did not invalidate the Acid Rain Program, EFH Corp. would have more SO2 allowances than it would need to comply with the Acid Rain Program. While there continued to be a market for SO2 allowances, the D.C. Circuit Court’s decision resulted in a material decrease in the market price of SO2 allowances.

The impairment amounts recorded in the second and third quarters of 2008 were reported in other deductions and are reflected in the results of the Competitive Electric segment.

In December 2008, in response to an EPA petition, the D.C. Circuit Court reversed, in part, its previous ruling. Such reversal confirmed CAIR is not valid, but allowed it to remain in place while the EPA revises CAIR to correct the previously identified shortcomings. Since the D.C. Circuit Court did not prescribe a deadline for this revision, at this time, EFH Corp. cannot predict how or when the EPA may revise CAIR.

Estimated Amortization of Intangible Assets—The estimated aggregate amortization expense of intangible assets for each of the five succeeding fiscal years from December 31, 2008 is as follows:

Year	Successor
2009	$360
2010	225
2011	179
2012	137
2013	114

4.	DISCONTINUED OPERATIONS

Results from discontinued operations during the period October 11, 2007 to December 31, 2007 totaled $1 million in net income and during the period from January 1, 2007 to October 10, 2007 totaled $24 million in net income and consisted primarily of insurance proceeds related to the 2005 TXU Europe litigation settlement agreement in both periods.

Results from discontinued operations in 2006 totaled $87 million in net income. This amount included a $62 million credit representing reversal of a TXU Gas income tax reserve, due to favorable resolution of an IRS audit matter relating to a business sold in 2000, and a total of $27 million ($42 million pretax) in credits representing insurance recoveries associated with the TXU Europe settlement agreement.

5.	CHARGES RELATED TO CANCELLED DEVELOPMENT OF COAL-FUELED GENERATION FACILITIES

In 2007, EFH Corp. recorded a net charge totaling $757 million ($492 million after-tax), substantially all of which was in the Predecessor period, in connection with the February 2007 suspension of the development of eight coal-fueled generation units. This decision and subsequent terminations of equipment orders required an evaluation of the recoverability of recorded assets associated with the development program. The net charge included $705 million for the impairment of construction work-in-process asset balances (primarily pre-construction development costs), $79 million for costs arising from terminations of equipment orders, $29 million for the write-off of deferred financing costs and a $57 million gain on sale (in early October 2007) of two in-process boilers. In determining the net charges recorded, EFH Corp. applied accounting rules for impairment of long-lived assets under SFAS 144 and for exit activities under SFAS 146. Additional charges totaling $12 million ($8 million after-tax) were recorded in 2008, which primarily represented costs for transportation and storage of materials.

The construction work-in-process asset balances totaled $871 million prior to the writedown and included progress payments made and accruals for amounts due to equipment suppliers, based on percentage of completion estimates, engineering and design services costs, site preparation expenditures, internal salary and related overhead costs for personnel engaged directly in construction management activities and capitalized interest. The construction work-in-process balance at December 31, 2008 totaled $81 million and consisted of estimated recovery amounts, using a probability-weighted methodology, from equipment salvage and potential resale activities. Cumulative net cash proceeds through December 31, 2008 from the sale of the impaired assets total $169 million.

Subsidiaries of EFH Corp. have terminated all of the equipment orders, with the exception of one purchase order for a boiler that is expected to be resold, and the air permit applications related to the eight units were formally withdrawn from the TCEQ in October 2007 after the close of the Merger. The net charges arising from cancellation of this development program have been classified in other deductions and are reported in the results of the Competitive Electric segment.

6.	IMPAIRMENT OF NATURAL GAS-FUELED GENERATION FLEET

In the fourth quarter of 2008, EFH Corp. performed an evaluation of its natural gas-fueled generation fleet for impairment in accordance with the requirements of SFAS 144, which provides that long-lived assets should be tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment test was triggered by a determination that it was more likely than not that certain generation units would be retired or mothballed (idled) earlier than previously expected. The natural gas-fueled generation units are generally operated to meet peak demands for electricity and the fleet is tested for impairment as an asset group. As a result of the evaluation, it was determined that an impairment existed, and a charge of $229 million ($147 million after-tax) was recorded to write down the assets to fair value of approximately $28 million, which was determined based on discounted estimated future cash flows.

In 2006, EFH Corp. also performed an evaluation of its natural gas-fueled generation fleet for impairment in accordance with the requirements of SFAS 144. In consideration of the lignite/coal-fueled generation plant development program then underway, among other factors, EFH Corp. determined at that time that it was more likely than not that its natural gas-fueled generation units would be sold or otherwise disposed of before the end of their previously estimated useful lives and should be tested for impairment. As a result, it was determined that an impairment existed, and a charge of $198 million ($129 million after-tax) was recorded in 2006 to write down the assets to fair value, which was determined based on discounted estimated future cash flows.

The impairments in both years were reported in other deductions in the Competitive Electric segment.

7.	CUSTOMER APPRECIATION BONUS

In 2006, EFH Corp. announced a special customer appreciation bonus program. Under the program, a $100 bonus was provided to residential customers receiving service as of October 29, 2006 and living in areas where EFH Corp. offered its then-regulated rate, which expired January 1, 2007 in accordance with applicable law. Eligible customers were not required to continue to receive service from EFH Corp. to receive the bonus. The bonus was paid out in the form of credits on customer bills, with approximately $40 million paid out in 2006 and the balance fully settled in 2007. The bonus program resulted in a charge of $162 million ($105 million after-tax) in 2006. The charge was recorded as a reduction to revenue in the Competitive Electric segment.

8.	STIPULATION APPROVED BY THE PUCT

Oncor and Texas Holdings agreed to the terms of a stipulation, which was conditional upon completion of the Merger, with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. In February 2008, the PUCT entered an order approving the stipulation. The PUCT issued a final order on rehearing in April 2008 that has been appealed to District Court.

In addition to commitments Oncor made in its filings in the PUCT review, the stipulation included the following provisions, among others:

•

Oncor provided a one-time $72 million refund to its REP customers in the September 2008 billing cycle. The refund was in the form of a credit on distribution fee billings. The liability for the refund was recorded as part of purchase accounting.

•	Consistent with the 2006 cities rate settlement (see Note 9), Oncor filed a system-wide rate case in June 2008 based on a test-year ended December 31, 2007.

•

Oncor agreed not to request recovery of approximately $56 million of regulatory assets related to self-insurance reserve costs and 2002 restructuring expenses. These regulatory assets were eliminated as part of purchase accounting.

•	The dividends paid by Oncor will be limited through December 31, 2012, to an amount not to exceed Oncor’s net income (determined in accordance with GAAP, subject to certain defined adjustments) for the period beginning October 11, 2007 and ending December 31, 2012 and are further limited by an agreement that Oncor’s regulatory capital structure, as determined by the PUCT, will be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity.

•	Oncor committed to minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions.

•

Oncor committed to an additional $100 million in spending over the five-year period ending December 31, 2012 on demand-side management or other energy efficiency initiatives. These additional expenditures will not be recoverable in rates, and this amount was recorded as a regulatory liability as part of purchase accounting and consistent with SFAS 71.

•	If Oncor’s credit rating is below investment grade with two or more rating agencies, TCEH will post a letter of credit in an amount of $170 million to secure TXU Energy’s payment obligations to Oncor.

•	Oncor agreed not to request recovery of the $4.9 billion of goodwill resulting from purchase accounting or any future impairment of the goodwill in its rates.

9.	CITIES RATE SETTLEMENT IN 2006

In January 2006, Oncor agreed with a steering committee representing 108 cities in Texas (Cities) to defer the filing of a system-wide rate case with the PUCT to no later than July 1, 2008 (based on a test year ending December 31, 2007). Oncor filed the rate case with the PUCT in June 2008. Oncor extended the benefits of the agreement to 292 nonlitigant cities. The agreements provided that Oncor would make payments to participating cities totaling approximately $70 million, including incremental franchise taxes.

This amount was recognized in earnings of the Regulated Delivery segment over the period from May 2006 through June 2008. Amounts recognized totaled $23 million in 2008, $8 million for the period October 11, 2007 through December 31, 2007, $25 million for the period January 1, 2007 through October 10, 2007, and $18 million in 2006, of which $13 million, $6 million, $20 million and $13 million, respectively, are reported in other deductions (see Note 13) and franchise and revenue-based taxes.

10.	ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES (FIN 48)

Effective January 1, 2007, EFH Corp. adopted FIN 48. FIN 48 requires that all tax positions subject to uncertainty be reviewed and assessed with recognition and measurement of the tax benefit based on a “more-likely-than-not” standard with respect to the ultimate outcome, regardless of whether this assessment is favorable or unfavorable. EFH Corp. applied FSP FIN 48-1 to determine if each tax position was effectively settled for the purpose of recognizing previously uncertain tax positions. EFH Corp. completed its review and assessment of uncertain tax positions and in the 2007 Predecessor period recorded a net benefit to retained earnings and a decrease to noncurrent liabilities of $33 million in accordance with the new accounting rule.

EFH Corp. and its subsidiaries file income tax returns in US federal, state and foreign jurisdictions and are subject to examinations by the IRS and other taxing authorities. Examinations of income tax returns filed by EFH Corp. and any of its subsidiaries for the years ending prior to January 1, 2003 are complete. In the fourth quarter 2008, EFH Corp. was notified of the commencement of the IRS audit of tax years 2003 to 2006. The audit is expected to require two years to complete. Texas franchise tax return periods under examination or still open for examination range from 2003 to 2007.

During the third quarter of 2008, EFH Corp. participated in negotiations with the IRS regarding the 2002 worthlessness loss associated with its discontinued Europe business and has reduced the liability for uncertain tax positions to reflect the most likely settlement of the issue. The reduction in the liability of approximately $375 million was largely offset by a reduction of deferred tax assets related to alternative minimum tax. The conclusion of issues contested from the 1997-2002 audit, including Europe, is not expected to occur prior to 2010.

EFH Corp. classifies interest and penalties related to uncertain tax positions as income tax expense. The amount of interest and penalties included in income tax expense totaled $88 million in 2008, $12 million for the period October 11, 2007 through December 31, 2007 and $43 million for the period January 1, 2007 through October 10, 2007. Noncurrent liabilities included a total of $198 million and $105 million in accrued interest at December 31, 2008 and 2007, respectively. All interest amounts are after-tax.

The following table summarizes the changes to the uncertain tax positions, reported in other noncurrent liabilities in the consolidated balance sheet, during the years ended December 31, 2008 and 2007:

	2008	2007
Balance at January 1, excluding interest and penalties	$1,834	$1,770
Additions based on tax positions related to prior years	124	97
Reductions based on tax positions related to prior years	(451)	(124)
Additions based on tax positions related to the current year	33	101
Settlements with taxing authorities	43	(10)
Reductions related to the lapse of the tax statute of limitations	—	—

Balance at December 31, excluding interest and penalties	$1,583	$1,834

Of the balance at December 31, 2008, $1.411 billion represents tax positions for which the uncertainty relates to the timing of recognition in tax returns. The disallowance of such positions would not affect the effective tax rate, but would accelerate the payment of cash to the taxing authority to an earlier period.

With respect to tax positions for which the ultimate deductibility is uncertain (permanent items), should EFH Corp. sustain such positions on income tax returns previously filed, liabilities recorded would be reduced by $138 million, resulting in increased income from continuing operations and a favorable impact on the effective tax rate.

EFH Corp. filed a claim in 2006 for refund of income taxes and related interest paid in 2005 associated with IRS audits of 1993 and 1994 tax returns of a discontinued operation. The expected refund was recognized in the adoption of FIN 48. The carrying amount related to the claim, which is classified as a current income tax receivable as of December 31, 2008, consists of $43 million of tax and approximately $51 million of interest. The refund was received in February 2009 in an amount substantially as expected.

EFH Corp. does not expect the total amount of liabilities recorded related to uncertain tax positions will significantly increase or decrease within the next 12 months.

11.	TEXAS MARGIN TAX

In May 2006, the Texas legislature enacted a new law that reformed the Texas franchise tax system and replaced it with a new tax system, referred to as the Texas margin tax. The Texas margin tax has been determined to be an income tax for accounting purposes. In accordance with the provisions of SFAS 109, which require that deferred tax assets and liabilities be adjusted for the effects of new income tax legislation in the period of enactment, EFH Corp. estimated and recorded a net deferred tax charge of $44 million in 2006.

In June 2007, an amendment to this law was enacted that included clarifications and technical changes to the provisions of the tax calculation. In the 2007 Predecessor period, EFH Corp. recorded a deferred tax benefit of $70 million, essentially all of which related to changes in the rate at which a tax credit is calculated as specified in the new law. This estimated benefit is based on the Texas margin tax law in its current form and the current guidance issued by the Texas Comptroller of Public Accounts.

The Texas margin tax was effective for returns filed on or after January 1, 2008. EFH Corp.’s return filed during 2008 was based upon the taxable margin earned in 2007. Beginning January 1, 2007, margin tax has been accrued based on revenues reduced by deductions provided in the amended law.

Of the total 2006 net deferred tax charge, $43 million was recognized as a deferred tax charge in the Competitive Electric segment results and $1 million was recognized as a deferred tax charge in the Corporate and Other nonsegment results. Of the total 2007 deferred tax benefit, $32 million was recognized in the Competitive Electric segment results and $38 million was recognized in the Corporate and Other nonsegment results.

12.	INCOME TAXES

The components of EFH Corp.’s income tax expense (benefit) applicable to continuing operations are as follows:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Current:
US Federal	$(46)	$52	$400	$500
State	52	10	20	5
Non-US	—	—	—	1

Total	6	62	420	506

Deferred:
US Federal	(482)	(722)	12	715
State	10	(12)	(108)	63

Total	(472)	(734)	(96)	778

Amortization of investment tax credits	(5)	(1)	(15)	(21)

Total	$(471)	$(673)	$309	$1,263

Reconciliation of income taxes computed at the US federal statutory rate to income tax expense:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Income from continuing operations before income taxes	$(10,469)	$(2,034)	$1,008	$3,728

Income taxes at the US federal statutory rate of 35%	$(3,664)	$(712)	$353	$1,305
Nondeductible goodwill impairment	3,101
Lignite depletion allowance	(29)	(5)	(30)	(51)
Production activities deduction	—	10	(10)	(14)
Amortization of investment tax credits—net of deferred income tax effect	(5)	(1)	(12)	(15)
Amortization (under regulatory accounting) of statutory rate changes	2	—	2	(7)
Medicare subsidy—other postretirement employee benefits	(6)	(2)	(6)	(8)
Nondeductible interest expense	11	1	—	—
Nondeductible losses (earnings) on benefit plans	9	(1)	(6)	(4)
State income taxes, net of federal tax benefit	39	(3)	16	6
Texas margin tax—deferred tax adjustments (Note 11)	—	—	(70)	44
Nondeductible merger transaction costs	—	23	—	—
Deferred tax adjustments	—	—	25	—
Accrual of interest	59	12	43	9
Other, including audit settlements	12	5	4	(2)

Income tax expense (benefit)	$(471)	$(673)	$309	$1,263

Effective tax rate	4.5%	33.1%	30.7%	33.9%

Deferred Income Tax Balances

Deferred income taxes provided for temporary differences based on tax laws in effect at December 31, 2008 and 2007 balance sheet dates are as follows:

	Successor
		December 31,			December 31,
		2008			2007
	Total	Current	Noncurrent	Total	Current	Noncurrent
Deferred Income Tax Assets
Alternative minimum tax credit carryforwards	$447	$—	$447	$789	$—	$789
Employee benefit liabilities	173	33	140	456	29	427
Net operating loss (NOL) carryforwards	523	—	523	194	—	194
Regulatory liabilities	—	—	—	111	—	111
Unfavorable purchase and sales contracts	259	—	259	269	—	269
Other	260	44	216	133	11	122

Total	1,662	77	1,585	1,952	40	1,912

Deferred Income Tax Liabilities
Property, plant and equipment	4,375	—	4,375	5,787	—	5,787
Basis difference in Oncor partnership	1,192	—	1,192	—	—	—
Commodity contracts and interest rate swaps	645	31	614	224	31	193
Regulatory assets	—	—	—	680	—	680
Identifiable intangible assets	1,049	—	1,049	1,580	—	1,580
Debt fair value discounts	257	—	257	301	—	301
Other	26	2	24	35	—	35

Total	7,544	33	7,511	8,607	31	8,576

Net Deferred Income Tax (Asset) Liability	$5,882	$(44)	$5,926	$6,655	$(9)	$6,664

At December 31, 2008 EFH Corp. had $447 million of alternative minimum tax credit carryforwards (AMT) available to offset future tax payments. The AMT credit carryforwards have no expiration date. At December 31, 2008, EFH Corp. had net operating loss (NOL) carryforwards for federal income tax purposes of $1.493 billion that expire between 2023 and 2028. The NOL carryforwards can be used to offset future taxable income. EFH Corp. fully expects to utilize all of its NOL carryforwards prior to their expiration dates.

The component of deferred income tax liabilities referred to as “basis difference in Oncor partnership” arose as a result of the noncontrolling interests sale (see Note 18) at which time Oncor became a partnership for US federal income tax purposes. The amount of this basis difference at the date of the transaction represented EFH Corp.’s interest (approximately 80%) in the net deferred tax liabilities related to Oncor’s individual operating assets and liabilities. The remaining net deferred tax liabilities associated with Oncor ($299 million at December 31, 2008) that are attributable to the noncontrolling interests have been reclassified as other noncurrent liabilities (see Note 28).

The income tax effects of the components included in accumulated other comprehensive income at December 31, 2008 and 2007 totaled a net deferred tax asset of $207 and $91 million, respectively.

See Note 10 for discussion regarding accounting for uncertain tax positions (FIN 48).

13.	OTHER INCOME AND DEDUCTIONS

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Other income:
Gain on contract settlement (a)	$—	$—	$—	$26
Amortization of gain on sale of TXU Fuel (b)	—	—	36	47
Accretion of adjustment (discount) of regulatory assets resulting from purchase accounting (Note 2)	44	10	—	—
Insurance recoveries (c)	21	—	—	17
Net gain on sale of other properties and investments (d)	4	1	4	22
Reduction of insurance reserves related to discontinued operations	—	1	7	—
Penalty received for nonperformance under a coal transportation agreement	—	—	6	—
Mineral rights royalty income	4	1	8	—
Other	7	1	8	9

Total other income	$80	$14	$69	$121

Other deductions:
Impairment of trade name intangible asset (Note 3)	$481	$—	$—	$—
Impairment of emission allowances intangible assets (Note 3)	501	—	—	—
Charge for impairment of natural gas-fueled generation fleet (Note 6)	229	—	—	198
Charge related to Lehman bankruptcy (e)	26	—	—	—
Professional fees incurred related to the Merger (f)	14	51	39	—
Net charges related to cancelled development of generation facilities (Note 5)	12	2	755	—
Charge related to termination of rail car lease (g)	—	—	10	—
Other asset writeoffs (h)	2	—	34	4
Credit related to impaired leases (i)	—	—	(48)	—
Equity losses—unconsolidated affiliates	—	—	1	14
Costs related to 2006 cities rate settlement (Note 9)	13	6	20	13
Litigation/regulatory settlements	10	—	5	9
Expenses related to cancelled joint venture at Oncor	—	—	12	7
Ongoing pension and other postretirement benefit costs related to discontinued businesses	2	(2)	7	23
Other	11	4	6	1

Total other deductions	$1,301	$61	$841	$269

(a)	In 2006, EFH Corp. recorded income of $26 million upon settlement of a contract dispute related to antenna site rentals by a telecommunication company (reported in Corporate and Other activities).
(b)	As part of the 2004 sale of the assets of TXU Fuel, TCEH entered into a transportation agreement with the new owner, intended to be market-price based, to transport natural gas to TCEH’s generation plants. Because of the continuing involvement in the business through the transportation agreement, the pretax gain of $375 million related to the sale was deferred and being recognized over the eight-year life of the transportation agreement, and the business was not accounted for as a discontinued operation. The remaining $218 million deferred gain was eliminated as part of purchase accounting related to the Merger (reported in Corporate and Other activities).

(c)	2008 amount represents insurance recovery for damage to mining equipment (reported in Competitive Electric segment). 2006 amount primarily represents additional insurance recoveries recorded related to the 2005 settlement of the shareholders’ litigation (reported in Corporate and Other activities).
(d)	The 2006 period includes $12 million in gains on land sales (substantially all reported in the Competitive Electric segment) and a $10 million gain related to the sale of mineral interests (reported in Corporate and Other activities).
(e)	Represents reserve established against amounts due (excluding termination related costs) from subsidiaries of Lehman Brothers Holdings Inc. arising from commodity hedging and trading activities. There are no open positions with these subsidiaries. (Reported in Competitive Electric segment.)
(f)	Includes post-Merger consulting expenses related to optimizing business performance (reported in Corporate and Other activities).
(g)	Represents costs associated with termination and refinancing of a rail car lease (reported in the Competitive Electric segment).
(h)	Predecessor period of 2007 includes $30 million of previously deferred costs, consisting primarily of professional fees for tax, legal and other advisory services, in connection with certain previously anticipated strategic transactions (including expected financings) that were no longer expected to be consummated as a result of the Merger (reported in Corporate and Other activities).
(i)	In 2004, EFH Corp. recorded a charge of $157 million for leases of certain natural gas-fueled combustion turbines, net of estimated sublease revenues, that were no longer operated for its own benefit. In the third quarter of 2007, a $48 million reduction in the related liability was recorded to reflect new subleases entered into in October 2007 (reported in the Competitive Electric segment results). The remaining $59 million liability was eliminated as part of purchase accounting as EFH Corp. intends to operate these assets for its own benefit.

14.	TRADE ACCOUNTS RECEIVABLE AND SALE OF RECEIVABLES PROGRAM

Sale of Receivables

Subsidiaries of EFH Corp. engaged in retail sales of electricity participate in an accounts receivable securitization program, the activity under which is accounted for as a sale of accounts receivable in accordance with SFAS 140. Under the program, such subsidiaries (originators) sell trade accounts receivable to TXU Receivables Company, which is a special purpose entity created for the purpose of purchasing receivables from the originators and is a consolidated wholly-owned bankruptcy-remote direct subsidiary of EFH Corp. TXU Receivables Company sells undivided interests in the purchased accounts receivable for cash to special purpose entities established by financial institutions (the funding entities).

The maximum amount currently available under the accounts receivable securitization program is $700 million, and the program funding was $416 million at December 31, 2008. The amount of customer deposits held by the originators can reduce the amount of undivided interests that can be sold, thus reducing funding available under the program, during periods in which TCEH’s long-term senior unsecured debt rating is lower than investment grade. Funding availability for all originators can be reduced by 100% of the originators’ customer deposits if TCEH’s credit rating is lower than Ba3/BB-; 50% if TCEH’s credit rating is between Ba3/BB- and Ba1/BB+; and zero % if TCEH’s credit rating is at least Baa3/BBB-. The originators’ customer deposits, which totaled $108 million, reduced funding availability as of December 31, 2008 because TCEH’s credit ratings were lower than Ba3/BB-.

All new trade receivables under the program generated by the originators are continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Changes in the amount of funding under the program, through changes in the amount of undivided interests sold by TXU Receivables Company, reflect seasonal variations in the level of accounts receivable, changes in collection trends and other factors such as changes in sales prices and volumes. TXU Receivables Company has issued subordinated notes payable to the originators for the difference between the face amount of the uncollected accounts receivable purchased, less a discount, and cash paid to the originators that was funded by the sale of the undivided interests. The balance of the subordinated notes payable, which is eliminated in consolidation, totaled $268 million and $296 million at December 31, 2008 and 2007, respectively.

The discount from face amount on the purchase of receivables from the originators principally funds program fees paid to the funding entities. The program fees, which are also referred to as losses on sale of the receivables under SFAS 140, consist primarily of interest costs on the underlying financing. The discount also funds a servicing fee paid by TXU Receivables Company to EFH Corporate Services Company, a direct wholly-owned subsidiary of EFH Corp., which serves as the collection agent of the receivables. EFH Corp. maintains collection responsibilities through EFH Corporate Services Company in order to efficiently service and maintain the integrity of the receivables portfolio. The servicing fee compensates EFH Corporate Services Company for serving as the collection agent of the receivables. Responsibilities of the collection agent include, but are not limited to, maintaining detailed accounts receivable collection records and interfacing with customers regarding payment options and terms of current and past-due accounts. In the event EFH Corporate Services Company is relieved of its duties as collection agent because of default under the program, the funding entities assume responsibility as the collection agent.

The program fees represent essentially all the net incremental costs of the program on a consolidated basis and are reported in SG&A expenses. Fee amounts were as follows:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Program fees	$25	$9	$32	$40
Program fees as a percentage of average funding (annualized)	5.2%	9.5%	6.4%	5.8%
Servicing fees	$4	$1	$3	$4

The accounts receivable balance reported in the December 31, 2008 consolidated balance sheet includes $684 million face amount of trade accounts receivable of TCEH subsidiaries, in which undivided interests totaling $416 million have been sold by TXU Receivables Company. Funding under the program increased $53 million in 2008, decreased $264 million in 2007 and decreased $44 million in 2006. Funding increases or decreases under the program are reflected as operating cash flow activity in the statement of cash flows. The carrying amount of the retained interests in the accounts receivable balance approximated fair value due to the short-term nature of the collection period.

Activities of TXU Receivables Company were as follows:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Cash collections on accounts receivable	$6,393	$1,538	$6,251	$8,503
Face amount of new receivables purchased	(6,418)	(1,194)	(6,628)	(8,469)
Discount from face amount of purchased receivables	29	9	35	44
Program fees paid	(25)	(9)	(32)	(40)
Servicing fees paid	(4)	(1)	(3)	(4)
Increase (decrease) in subordinated notes payable	(28)	(120)	305	10
Oncor’s repurchase of receivables previously sold	—	113	—	—

Operating cash flows used by (provided to) EFH Corp. under the program	$(53)	$336	$(72)	$44

In connection with the Merger, the accounts receivable securitization program was amended. Concurrently with the amendment, the financial institutions required that Oncor repurchase all of the receivables it had previously sold to TXU Receivables Company, which totaled $254 million. Oncor funded such repurchases through borrowings under its credit facility of $113 million, and a related subordinated note receivable from TXU Receivables Company in the amount of $141 million was canceled. Amounts related to Oncor’s trade accounts receivable for the period from January 1, 2007 through October 11, 2007 totaled $6 million in program fees and $27 million in operating cash flows provided, exclusive of the $113 million used by Oncor to repurchase its receivables at the time of the Merger. Subsequent to the Merger, only subsidiaries of TCEH participate in the accounts receivable securitization program.

The program may be terminated upon the occurrence of a number of specified events, including if the delinquency ratio (delinquent for 31 days) for the sold receivables, the default ratio (delinquent for 91 days or deemed uncollectible), the dilution ratio (reductions for discounts, disputes and other allowances) or the days collection outstanding ratio exceed stated thresholds, and the financial institutions do not waive such event of termination. The thresholds apply to the entire portfolio of sold receivables, not separately to the receivables of each originator. In addition, the program may be terminated if TXU Receivables Company or EFH Corporate Services Company, as collection agent, shall default in any payment with respect to debt in excess of $50,000 in the aggregate for TXU Receivables Company and EFH Corporate Services Company, or if TCEH, any affiliate of TCEH acting as collection agent under the program other than EFH Corporate Services Company, any parent guarantor of an originator or any originator shall default in any payment with respect to debt (other than hedging obligations) in excess of $200 million in the aggregate for such entities.

Upon termination of the program, cash flows would be delayed as collections of sold receivables would be used by TXU Receivables Company to repurchase the undivided interests from the funding entities instead of purchasing new receivables. The level of cash flows would normalize in approximately 16 to 30 days.

The subordinated notes issued by TXU Receivables Company are subordinated to the undivided interests of the financial institutions in the purchased receivables.

Trade Accounts Receivable

	Successor
	December 31,
	2008	2007
Gross wholesale and retail trade accounts receivable	$1,705	$1,494
Undivided interests in retail accounts receivable sold by TXU Receivables Company	(416)	(363)
Allowance for uncollectible accounts	(70)	(32)

Trade accounts receivable—reported in balance sheet	$1,219	$1,099

Gross trade accounts receivable at December 31, 2008 and 2007 included unbilled revenues of $505 million and $477 million, respectively.

Allowance for Uncollectible Accounts Receivable

Predecessor:
Allowance for uncollectible accounts receivable as of December 31, 2005	$36
Increase for bad debt expense	68
Decrease for account write-offs	(80)
Changes related to receivables sold	4
Other (a)	(15)

Allowance for uncollectible accounts receivable as of December 31, 2006	13
Increase for bad debt expense	46
Decrease for account write-offs	(54)
Changes related to receivables sold	26

Allowance for uncollectible accounts receivable as of October 10, 2007	31

Successor:
Allowance for uncollectible accounts receivable as of October 11, 2007	31
Increase for bad debt expense	13
Decrease for account write-offs	(12)

Allowance for uncollectible accounts receivable as of December 31, 2007	32
Increase for bad debt expense	81
Decrease for account write-offs	(69)
Charge related to Lehman bankruptcy	26

Allowance for uncollectible accounts receivable as of December 31, 2008	$70

(a)	Reflects an allowance established in 2005 for a coal contract dispute that was reversed upon settlement in 2006. (Allowance and subsequent reversal are recorded in other deductions.)

15.	SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-Term Borrowings

At December 31, 2008, EFH Corp. and its subsidiaries had outstanding short-term borrowings of $1.237 billion at a weighted average interest rate of 3.41%, excluding certain customary fees, at the end of the period. Short-term borrowings under credit facilities totaled $900 million for TCEH and $337 million for Oncor.

At December 31, 2007, EFH Corp. and its subsidiaries had outstanding short-term borrowings of $1.718 billion at a weighted average interest rate of 5.39%, excluding certain customary fees, at the end of the period. Borrowings under credit facilities totaled $1.280 billion for Oncor and $438 million for TCEH.

Credit Facilities

EFH Corp.’s credit facilities with cash borrowing and/or letter of credit availability at December 31, 2008 are presented below. The facilities are all senior secured facilities of the authorized borrower.

		At December 31, 2008
Authorized Borrowers and Facility	Maturity Date	Facility Limit	Letters of Credit	Cash Borrowings	Availability
TCEH Delayed Draw Term Loan Facility (a)	October 2014	$4,100	$—	$3,562	$522
TCEH Revolving Credit Facility (b)	October 2013	2,700	7	900	1,767
TCEH Letter of Credit Facility (c)	October 2014	1,250	—	1,250	—

Subtotal TCEH (d)		$8,050	$7	$5,712	$2,289

TCEH Commodity Collateral Posting Facility (e)	December 2012	Unlimited	$—	$—	Unlimited
Oncor Revolving Credit Facility (f)	October 2013	$2,000	$—	$337	$1,508

(a)	Facility to be used during the two-year period commencing on October 10, 2007 to fund expenditures for constructing certain new generation facilities and environmental upgrades of existing generation facilities, including previously incurred expenditures not yet funded under this facility. Borrowings are classified as long-term debt. Availability amount excludes $9 million of undrawn commitments from a subsidiary of Lehman Brothers Holding Inc. (Lehman) that has filed for bankruptcy under Chapter 11 of the US Bankruptcy Code and $7 million of requested draws that have not been funded by the Lehman subsidiary.
(b)	Facility to be used for letters of credit and borrowings for general corporate purposes. Borrowings are classified as short-term borrowings. Availability amount includes $144 million of undrawn commitments from the Lehman subsidiary that is only available from the fronting banks in the form of letters of credit and excludes $26 million of requested draws that have not been funded by the Lehman subsidiary.
(c)	Facility to be used for issuing letters of credit for general corporate purposes, including, but not limited to, providing collateral support under hedging arrangements and other commodity transactions that are not eligible for funding under the TCEH Commodity Collateral Posting Facility. The borrowings, all of which were drawn at the closing of the Merger and are classified as long-term debt, have been retained as restricted cash. Letters of credit totaling $760 million issued as of December 31, 2008 are supported by the restricted cash, and the remaining letter of credit availability totals $490 million.
(d)	Pursuant to PUCT rules, TCEH is required to maintain available capacity under its credit facilities to assure adequate credit worthiness of TCEH’s REP subsidiaries, including the ability to return retail customer deposits, if necessary. As a result, at December 31, 2008, the total availability under the TCEH credit facilities should be further reduced by $266 million.
(e)	Revolving facility to be used to fund cash collateral posting requirements for specified volumes of natural gas hedges. As of December 31, 2008, cash borrowings under the facility had been repaid. See “TCEH Senior Secured Facilities” below for additional information.
(f)	Facility to be used by Oncor for its general corporate purposes. Borrowings are classified as short-term borrowings. Availability amount excludes $142 million of undrawn commitments from the Lehman subsidiary and $13 million of requested draws that have not been funded by the Lehman subsidiary.

Long-Term Debt

At December 31, 2008 and 2007, the long-term debt of EFH Corp. consisted of the following:

	Successor
	December 31, 2008	December 31, 2007
TCEH
Pollution Control Revenue Bonds:
Brazos River Authority:
5.400% Fixed Series 1994A due May 1, 2029	$39	$39
7.700% Fixed Series 1999A due April 1, 2033	111	111
6.750% Fixed Series 1999B due September 1, 2034, remarketing date April 1, 2013 (a)	16	16
7.700% Fixed Series 1999C due March 1, 2032	50	50
8.250% Fixed Series 2001A due October 1, 2030	71	—
2.300% Floating Series 2001A due October 1, 2030 (b)	—	71
5.750% Fixed Series 2001C due May 1, 2036, remarketing date November 1, 2011 (a)	217	217
8.250% Fixed Series 2001D-1 due May 1, 2033	171	—
2.300% Floating Series 2001D-1 due May 1, 2033 (b)	—	171
1.400% Floating Series 2001D-2 due May 1, 2033 (c)	97	97
2.500% Floating Taxable Series 2001I due December 1, 2036 (d)	62	62
1.400% Floating Series 2002A due May 1, 2037 (c)	45	45
6.750% Fixed Series 2003A due April 1, 2038, remarketing date April 1, 2013 (a)	44	44
6.300% Fixed Series 2003B due July 1, 2032	39	39
6.750% Fixed Series 2003C due October 1, 2038	52	52
5.400% Fixed Series 2003D due October 1, 2029, remarketing date October 1, 2014 (a)	31	31
5.000% Fixed Series 2006 due March 1, 2041	100	100

Sabine River Authority of Texas:
6.450% Fixed Series 2000A due June 1, 2021	51	51
5.500% Fixed Series 2001A due May 1, 2022, remarketing date November 1, 2011 (a)	91	91
5.750% Fixed Series 2001B due May 1, 2030, remarketing date November 1, 2011 (a)	107	107
5.200% Fixed Series 2001C due May 1, 2028	70	70
5.800% Fixed Series 2003A due July 1, 2022	12	12
6.150% Fixed Series 2003B due August 1, 2022	45	45

Trinity River Authority of Texas:
6.250% Fixed Series 2000A due May 1, 2028	14	14

Unamortized fair value discount related to pollution control revenue bonds (e)	(161)	(175)

Senior Secured Facilities:
5.456% TCEH Initial Term Loan Facility maturing October 10, 2014 (f)(g)	16,244	16,409
5.150% TCEH Delayed Draw Term Loan Facility maturing October 10, 2014 (f)(g)	3,562	2,150
3.986% TCEH Letter of Credit Facility maturing October 10, 2014 (g)	1,250	1,250
0.449% TCEH Commodity Collateral Posting Facility maturing December 31, 2012 (h)	—	382

Other:
10.25% Fixed Senior Notes due November 1, 2015 (i)	3,000	3,000
10.25% Fixed Senior Notes Series B due November 1, 2015 (i)	2,000	2,000
10.50 / 11.25% Senior Toggle Notes due November 1, 2016 (i)	1,750	1,750
6.125% Fixed Senior Notes due March 15, 2008	—	3
7.000% Fixed Senior Notes due March 15, 2013	5	5
7.100% Promissory Note due January 5, 2009	65	65
7.460% Fixed Secured Facility Bonds with amortizing payments through January 2015	67	78
Capital lease obligations	159	161
Unamortized fair value discount (e)	(6)	(9)

Total TCEH	$29,470	$28,604

	Successor
	December 31,	December 31,
	2008	2007
EFC Holdings
9.580% Fixed Notes due in semiannual installments through December 4, 2019	$55	$59
8.254% Fixed Notes due in quarterly installments through December 31, 2021	53	56
3.993% Floating Rate Junior Subordinated Debentures, Series D due January 30, 2037 (g)	1	1
8.175% Fixed Junior Subordinated Debentures, Series E due January 30, 2037	8	8
Unamortized fair value discount (e)	(12)	(14)

Total EFC Holdings	105	110

EFH Corp. (parent entity)
10.875% Fixed Senior Notes due November 1, 2017 (i)	2,000	2,000
11.25 / 12.00% Senior Toggle Notes due November 1, 2017 (i)	2,500	2,500
6.375% Fixed Senior Notes Series C due January 1, 2008	—	200
4.800% Fixed Senior Notes Series O due November 15, 2009	3	3
5.550% Fixed Senior Notes Series P due November 15, 2014	1,000	1,000
6.500% Fixed Senior Notes Series Q due November 15, 2024	750	750
6.550% Fixed Senior Notes Series R due November 15, 2034	750	750
8.820% Building Financing due semiannually through February 11, 2022 (j)	80	88
Unamortized fair value premium related to Building Financing (e)	22	24
Unamortized fair value discount (e)	(661)	(714)

Total EFH Corp.	6,444	6,601

Oncor (k)
6.375% Fixed Senior Notes due May 1, 2012	700	700
5.950% Fixed Senior Notes due September 1, 2013	650	—
6.375% Fixed Senior Notes due January 15, 2015	500	500
6.800% Fixed Senior Notes due September 1, 2018	550	—
7.000% Fixed Debentures due September 1, 2022	800	800
7.000% Fixed Senior Notes due May 1, 2032	500	500
7.250% Fixed Senior Notes due January 15, 2033	350	350
7.500% Fixed Senior Notes due September 1, 2038	300	—
Unamortized discount	(16)	(15)

Total Oncor	4,334	2,835

Oncor Electric Delivery Transition Bond Company LLC (l)
4.030% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2010	54	93
4.950% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2013	130	130
5.420% Fixed Series 2003 Bonds due in semiannual installments through August 15, 2015	145	145
3.520% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2009	39	99
4.810% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2012	221	221
5.290% Fixed Series 2004 Bonds due in semiannual installments through May 15, 2016	290	290

Total Oncor Electric Delivery Transition Bond Company LLC	879	978
Unamortized fair value discount related to transition bonds (e)	(9)	(12)

Total Oncor consolidated	5,204	3,801

Total EFH Corp. consolidated	41,223	39,116
Less amount due currently (m)	(385)	(513)

Total long-term debt	$40,838	$38,603

(a)	These series are in the multiannual interest rate mode and are subject to mandatory tender prior to maturity on the mandatory remarketing date. On such date, the interest rate and interest rate period will be reset for the bonds.
(b)	Interest rates in effect at March 31, 2008. These series were remarketed in June 2008, resulting in a fixed rate to maturity.

(c)	Interest rates in effect at December 31, 2008. These series are in a daily interest rate mode and are classified as long-term as they are supported by long-term irrevocable letters of credit.
(d)	Interest rate in effect at December 31, 2008. This series is in a weekly interest rate mode and is classified as long-term as it is supported by long-term irrevocable letters of credit.
(e)	Amount represents unamortized fair value adjustments recorded under purchase accounting.
(f)	Interest rate swapped to fixed on $17.55 billion principal amount.
(g)	Interest rates in effect at December 31, 2008.
(h)	Interest rates in effect at December 31, 2008, excluding quarterly maintenance fee discussed below. See “Credit Facilities” above for more information.
(i)	Additional Interest will be payable on these notes on May 1, 2009. See the discussion below under “TCEH Notes Issued Subsequent to the Merger” and “EFH Corp. Notes Issued Subsequent to the Merger.”
(j)	This financing is secured with a $121 million letter of credit.
(k)	Secured with first priority lien as discussed under “Oncor Revolving Credit Facility” below.
(l)	These bonds are nonrecourse to Oncor and were issued to securitize a regulatory asset.
(m)	Includes $3 million and $200 million at December 31, 2008 and 2007, respectively, representing debt of the EFH Corp. parent entity.

Debt-Related Activity in 2008—Repayments of long-term debt in 2008 totaling $1.167 billion represented principal payments at scheduled maturity dates as well as the remarketing of $242 million principal amount of pollution control revenue bonds discussed below, repayment of $413 million of borrowings under the TCEH Commodity Collateral Posting Facility, which fully repaid borrowings under the facility, and other repayments totaling $48 million, principally related to leases. Payments at scheduled maturity dates included $200 million of EFH Corp. senior notes, $165 million repaid under the TCEH Initial Term Loan Facility, and $99 million of Oncor transition bond principal payments.

Increases in long-term debt during 2008 totaling $3.185 billion consisted of issuances of senior secured notes issued by Oncor with an aggregate principal amount of $1.500 billion (see discussion below under “Oncor Senior Secured Notes”), borrowings under the TCEH Delayed Draw Term Loan Facility of $1.412 billion to fund expenditures related to the development of new generation facilities and the environmental retrofit program for existing lignite/coal-fueled generation facilities, the remarketing of $242 million principal amount of pollution control revenue bonds discussed immediately below and $31 million of additional borrowings under the TCEH Commodity Collateral Posting Facility.

In June 2008, TCEH remarketed the Brazos River Authority Pollution Control Revenue Bonds Series 2001A due in October 2030 and Series 2001D-1 due in May 2033 with aggregate principal amounts of $71 million and $171 million, respectively. The bonds were previously in a floating rate mode that reset weekly and were backed by two letters of credit in an aggregate amount of $247 million. As a result of the remarketing, the bonds were fixed to maturity at an interest rate of 8.25%, and the two letters of credit were cancelled. The bonds are redeemable at par beginning July 1, 2018 and are redeemable with a make-whole premium prior to July 1, 2018. These bonds were remarketed with a covenant package similar to the notes discussed below under “TCEH Notes Issued Subsequent to the Merger.”

EFH Corp. and TCEH have the option every six months until November 1, 2012, at their election, to use the payment-in-kind (PIK) feature of their respective toggle notes in lieu of making cash interest payments. The companies elected to do so for the May 1, 2009 interest payment date as an efficient and cost-effective method to further enhance liquidity, in light of the substantial dislocation in the financial markets. Moreover, the incremental liquidity obtained by using the PIK feature of the toggle notes for this specific payment period more than offsets the liquidity that was effectively lost as a result of the default by affiliates of Lehman under TCEH’s Senior Secured Facilities.

EFH Corp. will make its May 2009 interest payment by using the PIK feature of the EFH Corp. Toggle Notes. The election will increase the interest rate on the toggle notes from 11.25% to 12.00% during the interest period covered by the PIK election and require EFH Corp. to issue an additional $150 million principal amount of EFH Corp. Toggle Notes on May 1, 2009. In addition, the election will increase liquidity by an amount equal to approximately $141 million, constituting the amount of cash interest that otherwise would have been payable on May 1, 2009, and increase the expected annual cash interest expense by approximately $17 million, constituting the additional cash interest that would be payable with respect to the $150 million of additional toggle notes.

Similarly, TCEH will make its May 2009 interest payment by using the PIK feature of the TCEH Toggle Notes. The election will increase the interest rate on the TCEH Toggle Notes from 10.50% to 11.25% during the interest period covered by the PIK election and require TCEH to issue an additional approximately $98.5 million principal amount of TCEH Toggle Notes on May 1, 2009. In addition, the election will increase liquidity by an amount equal to approximately $92 million, constituting the amount of cash interest that otherwise would have been payable on May 1, 2009, and increase the expected annual cash interest expense by approximately $10 million, constituting the additional cash interest that would be payable with respect to the $98.5 million of additional toggle notes.

Maturities—Long-term debt maturities as of December 31, 2008 are as follows (includes Oncor’s transition bond semi-annual payments):

Year
2009 (a)	$371
2010	335
2011	759
2012	1,051
2013	1,066
Thereafter (a)	38,325
Unamortized fair value premium	22
Unamortized fair value discount (b)	(849)
Unamortized discount	(16)
Capital lease obligations	159

Total	$41,223

(a)	Long-term debt maturities for EFH Corp. (parent entity) totals $3 million and $7.0 billion for 2009 and thereafter, respectively.
(b)	Unamortized fair value discount for EFH Corp. (parent entity) totals $(661) million.

Long-Term Debt-Related Activity in 2007—EFH Corp. and its subsidiaries issued, reacquired or made scheduled principal payments on long-term debt in 2007 as follows (all amounts presented are principal):

	Successor				Predecessor
	Post-Merger		Merger-Date
	Issuances	Repayments / Repurchases	Issuances	Repayments / Repurchases	Issuances	Repayments / Repurchases
TCEH:
Senior secured facilities:
Initial term loan facility	$—	$(41)	$16,450	$—	$—	$—
Delayed draw term loan facility	—	—	2,150	—	—	—
Letter of credit facility	—	—	1,250	—	—	—
Commodity collateral posting facility	—	—	382	—	—	—
Senior unsecured interim facilities:
Initial cash-pay loans	—	(5,000)	5,000	—	—	—
Initial toggle loans	—	(1,750)	1,750	—	—	—
Senior notes:
Senior cash-pay notes	5,000	—	—	—	—	—
Senior toggle notes	1,750	—	—	—	—	—
Floating rate senior notes (a)	—	—	—	(1,000)	1,000	—
Fixed senior notes	—	—	—	(1,242)	—	—
Secured promissory note	—	—	—	—	65	—
Pollution control revenue bonds	—	—	—	—	—	(143)
Capital lease obligations	16	(4)	—	—	59	(8)
Other long-term debt	—	—	—	—	—	(7)

EFC Holdings:
Fixed senior debentures	—	—	—	—	—	(10)
Other long-term debt	—	(4)	—	—	—	(2)

EFH Corp.:
Senior unsecured interim facilities:
Initial cash-pay loans	—	(2,000)	2,000	—	—	—
Initial toggle loans	—	(2,500)	2,500	—	—	—
Senior notes:
Senior cash-pay notes	2,000	—	—	—	—	—
Senior toggle notes	2,500	—	—	—	—	—
Fixed senior notes	—	—	—	(997)	—	—
Floating convertible senior notes	—	—	—	(25)	—	—
Other long-term debt	—	—	—	—	—	(11)

Oncor:
Floating rate senior notes (a)	—	—	—	(800)	800	—
Fixed debentures	—	—	—	—	—	(200)
Transition bonds	—	(32)	—	—	—	(64)

Total	$11,266	$(11,331)	$31,482	$(4,064)	$1,924	$(445)

(a)	Notes were subject to mandatory redemption upon closing of the Merger.

Convertible Senior Notes—At December 31, 2006, EFH Corp. had $25 million principal amount outstanding of its Floating Rate Convertible Senior Notes due 2033. In conjunction with the Merger, a supplemental indenture was executed and provided that the previously outstanding EFH Corp. Floating Convertible Senior Notes became payable in cash at a fixed conversion rate of $4,274.05 per $1,000 principal amount of the Senior Notes. On October 25, 2007, substantially all of these notes (approximately $24.7 million) were converted and redeemed.

Other Debt-Related Activity in 2007—In September 2007, EFH Corp. commenced offers to purchase and consent solicitations with respect to $1.0 billion in aggregate principal amount of EFH Corp.’s outstanding 4.80% Series O Senior Notes due 2009, $250 million in aggregate principal amount of TCEH’s outstanding 6.125% Senior Notes due 2008 and $1.0 billion in aggregate principal amount of TCEH’s outstanding 7.000% Senior Notes due 2013. The offers were contingent upon the closing of the Merger. In October 2007, EFH Corp. purchased an aggregate of $997 million, $247 million and $995 million principal amounts of these notes, respectively, for $1.005 billion, $248 million and $1.097 billion, respectively, excluding unpaid interest. Interest rate swaps related to $700 million principal amount of these notes were settled for $13 million upon extinguishment of the debt.

In September 2007, subsidiaries of EFH Corp. acquired certain assets of Alcoa Inc. relating to the operation of a lignite mine near Sandow, including partial ownership of the lignite reserves in the mine, for a purchase price of $135 million, including cash of $70 million and a promissory note of $65 million that was paid at maturity on January 5, 2009 at a fixed interest rate of 7.100%, which is reported as a current liability as of December 31, 2008.

In September 2007, TCEH refinanced an existing lease of rail cars, which had been accounted for as an operating lease, with a lease with another party that has been accounted for as a capital lease, resulting in $52 million reported as long-term debt. In late 2007, TCEH also entered into leases related to mining equipment that have been accounted for as capital leases totaling $23 million reported as long-term debt.

In May 2007, TCEH redeemed at par the Sabine River Authority of Texas Series 2006A and 2006B pollution control revenue bonds with aggregate principal amounts of $47 million and $46 million, respectively, and the Trinity River Authority of Texas Series 2006 pollution control revenue bonds with an aggregate principal amount of $50 million. All three bond series were issued in November 2006 in conjunction with the development of eight coal-fueled generation units, which has been cancelled. Restricted cash retained upon issuance of the bonds was used to fund substantially all of the redemption amounts.

In March 2007, TCEH and Oncor issued floating rate senior notes with an aggregate principal amount of $1.0 billion and $800 million, respectively, with a floating rate based on LIBOR plus 50 basis points for TCEH and 37.5 basis points for Oncor. The notes were to mature in September 2008, but in accordance with their terms, were redeemed upon closing of the Merger.

TCEH Senior Secured Facilities—Borrowings under the TCEH Initial Term Loan Facility, the TCEH Delayed Draw Term Loan Facility, the TCEH Revolving Credit Facility and the TCEH Letter of Credit Facility, which totaled $21.956 billion at December 31, 2008, bear interest at per annum rates equal to, at TCEH’s option, (i) adjusted LIBOR plus 3.50% or (ii) a base rate (the higher of (1) the prime rate as announced from time to time by the administrative agent of the facilities and (2) the federal funds effective rate plus 0.50%) plus 2.50%. There is a margin adjustment mechanism in relation to term loans, revolving loans and letter of credit fees under which the applicable margins may be reduced based on the achievement of certain leverage ratio levels; there was no such reduction based upon December 31, 2008 levels. The applicable rate on each facility as of December 31, 2008 is provided in the long-term debt table above and reflects LIBOR-based borrowings.

A commitment fee is payable quarterly in arrears and upon termination of the TCEH Revolving Credit Facility at a rate per annum equal to 0.50% of the average daily unused portion of such facility. The commitment fee is subject to reduction, based on the achievement of certain leverage ratio levels; there was no such reduction based upon December 31, 2008 levels.

With respect to the TCEH Delayed Draw Term Loan Facility, a commitment fee is payable quarterly in arrears and upon termination of the undrawn portion of the commitments of such facility at a rate per annum equal to, prior to October 10, 2008, 1.25% per annum, and thereafter, 1.50% per annum.

Letter of credit fees under the TCEH Revolving Facility are payable quarterly in arrears and upon termination at a rate per annum equal to the spread over adjusted LIBOR under the TCEH Revolving Facility, less the issuing bank’s fronting fee. Letter of credit fees under the TCEH Letter of Credit Facility are equal to the difference between interest paid on each outstanding letter of credit at a rate of LIBOR plus 3.50% per annum and the interest earned on the total $1.25 billion TCEH Letter of Credit Facility restricted cash at a rate of LIBOR minus 0.12% per annum yielding a currently effective rate of 3.62% per annum on each outstanding letter of credit under that facility.

TCEH will pay a fixed quarterly maintenance fee of approximately $11 million through maturity for having procured the TCEH Commodity Collateral Posting Facility regardless of actual borrowings under the facility. In addition, TCEH will pay interest at LIBOR on actual borrowed amounts under the TCEH Commodity Collateral Posting Facility partially offset by interest earned on collateral deposits to counterparties.

The TCEH Senior Secured Facilities are unconditionally guaranteed jointly and severally on a senior secured basis, by EFC Holdings, and each existing and subsequently acquired or organized direct or indirect wholly-owned US restricted subsidiary of TCEH (other than certain subsidiaries as provided in the TCEH Senior Secured Facilities), subject to certain other exceptions.

The TCEH Senior Secured Facilities, including the guarantees thereof, certain commodity hedging transactions and the interest rate swaps described under “TCEH Interest Rate Hedges” below are secured by (a) substantially all of the current and future assets of TCEH and TCEH’s subsidiaries who are guarantors of such facilities as described above, and (b) pledges of the capital stock of TCEH and each current and future material wholly-owned restricted subsidiary of TCEH directly owned by TCEH or any guarantor.

The TCEH Senior Secured Facilities contain customary negative covenants, restricting, subject to certain exceptions, TCEH and TCEH’s restricted subsidiaries from, among other things:

•	incurring additional debt;

•	incurring additional liens;

•	entering into mergers and consolidations;

•	selling or otherwise disposing of assets;

•	making dividends, redemptions or other distributions in respect of capital stock;

•	making acquisitions, investments, loans and advances, and

•	paying or modifying certain subordinated and other material debt.

In addition, the TCEH Senior Secured Facilities contain a maintenance covenant that prohibits TCEH and its restricted subsidiaries from exceeding a maximum consolidated secured leverage ratio and to observe certain customary reporting requirements and other affirmative covenants.

The TCEH Initial Term Loan Facility is required to be repaid in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of such facility ($41 million quarterly), with the balance payable on October 10, 2014. The TCEH Delayed Draw Term Loan Facility is required to be repaid in equal quarterly installments beginning on December 31, 2009 in an aggregate annual amount equal to 1% of the actual principal outstanding under the TCEH Delayed Draw Term Loan Facility as of such date, with the balance payable on October 10, 2014. Amounts borrowed under the TCEH Revolving Facility may be reborrowed from time to time from and after the closing date until October 10, 2013. The TCEH Letter of Credit Facility will mature on October 10, 2014. The TCEH Commodity Collateral Posting Facility will mature on December 31, 2012.

The TCEH Senior Secured Facilities contain certain customary events of default for senior leveraged acquisition financings, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

TCEH Notes Issued Subsequent to the Merger—Pursuant to an indenture entered into in October 2007 (the TCEH Indenture), TCEH and TCEH Finance (the Co-Issuers) issued and sold $3.0 billion aggregate principal amount of 10.25% Senior Notes due November 1, 2015. In December 2007 under a supplemental indenture, the Co-Issuers issued and sold $2.0 billion aggregate principal amount of 10.25% Series B Senior Notes due November 1, 2015. Interest on these notes (referred to as the TCEH Cash-Pay Notes) is payable in cash semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 10.25% per annum, and the first interest payment was made on May 1, 2008.

Pursuant to the supplemental indenture, the Co-Issuers also issued and sold $1.75 billion aggregate principal amount of 10.50%/11.25% Senior Toggle Notes due November 1, 2016. The initial interest payment on these notes (referred to as the TCEH Toggle Notes) was paid in cash. For any interest period thereafter until November 1, 2012, the Issuer may elect to pay interest on the notes, at the Issuer’s option (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new TCEH Toggle Notes (Payment-in-Kind or PIK Interest); or (iii) 50% in cash and 50% in PIK Interest. Interest on the notes is payable semi-annually in arrears on May 1 and November 1 of each year at a fixed rate of 10.50% per annum for cash interest and at a fixed rate of 11.25% per annum for PIK Interest, and the first interest payment was made on May 1, 2008. See “Debt Related Activity in 2008” above for discussion of TCEH’s election to use the PIK option for the May 1, 2009 payment.

The $6.75 billion principal amount of notes issued under the TCEH Indenture and its supplement (the TCEH Cash-Pay Notes and the TCEH Toggle Notes) are collectively referred to as the TCEH Notes.

The TCEH Notes are fully and unconditionally guaranteed by TCEH’s direct parent, EFC Holdings (which owns 100% of TCEH and its subsidiary guarantors), and by each subsidiary that guarantees the TCEH Senior Secured Facilities (the TCEH Guarantors). The TCEH Notes are the Co-Issuers’ senior unsecured debt and rank senior in right of payment to any future subordinated indebtedness of the Co-Issuers, equally in right of payment with all of the Co-Issuers’ existing and future senior unsecured indebtedness, and structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of the Co-Issuers’ non-guarantor subsidiaries, including trade payables (other than indebtedness and liabilities owed to the Co-Issuers or the TCEH Guarantors). The TCEH Notes rank effectively junior in right of payment to all existing and future senior secured indebtedness of the Co-Issuers, including the TCEH Senior Secured Facilities to the extent of the value of the collateral securing such indebtedness.

The guarantees are joint and several guarantees of the TCEH Notes, are the TCEH Guarantors’ senior unsecured obligations and rank equal in right of payment with all existing and future senior unsecured indebtedness of the relevant TCEH Guarantor and senior in right of payment to any existing or future subordinated indebtedness of the relevant TCEH Guarantor. The guarantees rank effectively junior to all secured indebtedness of the TCEH Guarantors to the extent of the assets securing that indebtedness. EFC Holdings’ guarantee of the TCEH Notes ranks equally with its guarantee of the EFH Corp. Cash-Pay Notes and the EFH Corp. Toggle Notes (discussed below). The guarantees of the TCEH Notes are structurally junior to all indebtedness and other liabilities of the Co-Issuers’ subsidiaries that do not guarantee the notes.

The TCEH Indenture contains a number of covenants that, among other things, restrict, subject to certain exceptions, the Co-Issuers’ and their restricted subsidiaries’ ability to:

•	make restricted payments;

•	incur debt and issue preferred stock;

•	create liens;

•	enter into mergers or consolidations;

•	sell or otherwise dispose of certain assets;

•	permit dividend and other payment restrictions on restricted subsidiaries, and

•	engage in certain transactions with affiliates.

The TCEH Indenture also contains customary events of default, including failure to pay principal or interest on the TCEH Notes or the guarantees when due, among others. If an event of default occurs under the TCEH Indenture, the trustee or the holders of at least 30% in principal amount of the Required Debt (as such term is defined in the TCEH Indenture) may declare the principal amount on the TCEH Notes to be due and payable immediately.

The Co-Issuers may redeem the TCEH Cash-Pay Notes, in whole or in part, at any time on or after November 1, 2011, or the TCEH Toggle Notes, in whole or in part, at any time on or after November 1, 2012, at specified redemption prices, plus accrued and unpaid interest, if any. In addition, before November 1, 2010, the Co-Issuers may redeem with the cash proceeds of certain equity offerings up to 35% of the aggregate principal amount of TCEH Cash-Pay Notes from time to time at a redemption price of 110.250% of the aggregate principal amount of the TCEH Cash-Pay Notes, plus accrued and unpaid interest, if any, or 110.500% of the aggregate principal amount of the TCEH Toggle Notes, plus accrued and unpaid interest, if any. The Co-Issuers may also redeem the TCEH Cash-Pay Notes at any time prior to November 1, 2011 or the TCEH Toggle Notes at any time prior to November 1, 2012 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. Upon the occurrence of a change in control of TCEH, the Co-Issuers must offer to repurchase the TCEH Notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

The TCEH Notes were issued in a private placement with registration rights. Notes having substantially identical terms as the TCEH Notes were registered with the SEC by the Co-Issuers in December 2008 as part of an offer to exchange freely tradable exchange notes for the TCEH Notes. The exchange offer was completed in January 2009. Because the exchange offer was not completed within 360 days after the issue date of the TCEH Notes (a TCEH Registration Default), the annual interest rate on the TCEH Notes increased for the period during which the TCEH Registration Default continued (October 26, 2008 to January 30, 2009 for the Senior Notes and November 30, 2008 to January 30, 2009 for the Series B Senior Notes and Senior Toggle Notes), resulting in incremental interest of $3.7 million.

EFH Corp. Notes Issued Subsequent to the Merger—Pursuant to an indenture entered into in October 2007 (the EFH Corp. Indenture), EFH Corp. issued and sold $2.0 billion aggregate principal amount of 10.875% Senior Notes due November 1, 2017. Interest on the notes (referred to as the EFH Corp. Cash-Pay Notes) is payable in cash semi-annually in arrears on May 1 and November 1 of each year at a fixed rate of 10.875% per annum, and the first interest payment was made on May 1, 2008.

Pursuant to the EFH Corp. Indenture, EFH Corp. also issued and sold $2.5 billion aggregate principal amount of 11.250%/12.000% Senior Toggle Notes due November 1, 2017. The initial interest payment on the notes (referred to as the EFH Corp. Toggle Notes) was paid in cash. For any interest period thereafter until November 1, 2012, EFH Corp. may elect to pay interest on the notes, at EFH Corp.’s option (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new EFH Corp. Toggle Notes (PIK Interest); or (iii) 50% in cash and 50% in PIK Interest. Interest on the notes is payable semi-annually in arrears on May 1 and November 1 of each year at a fixed rate of 11.250% per annum for cash interest and at a fixed rate of 12.000% per annum for PIK Interest, and the first interest payment was made on May 1, 2008. See “Debt Related Activity in 2008” above for discussion of EFH Corp.’s election to use the PIK option for the May 1, 2009 payment.

The $4.5 billion principal amount of notes issued under the EFH Corp. Indenture (the EFH Corp. Cash-Pay Notes and the EFH Corp. Toggle Notes) are collectively referred to herein as the EFH Corp. Notes.

The EFH Corp. Notes are fully and unconditionally guaranteed by EFC Holdings and Intermediate Holding, 100% owned subsidiaries of EFH Corp. (the EFH Corp. Guarantors). The EFH Corp. Notes are EFH Corp.’s senior unsecured debt and rank senior in right of payment to any existing and future subordinated indebtedness of EFH Corp., equally in right of payment with all of EFH Corp.’s existing and future senior unsecured indebtedness and structurally subordinated in right of payment to all existing and future indebtedness, preferred stock and other liabilities of EFH Corp.’s non-guarantor subsidiaries, including trade payables (other than indebtedness and liabilities owed to EFH Corp. or the EFH Corp. Guarantors). The EFH Corp. Notes will rank effectively junior in right of payment to all future secured indebtedness of EFH Corp. to the extent of the assets securing that indebtedness.

The guarantees are joint and several guarantees of the EFH Corp. Notes, are the EFH Corp. Guarantors’ unsecured senior obligations and rank equal in right of payment with all existing and future senior unsecured indebtedness of the relevant EFH Corp. Guarantor and senior in right of payment to any existing or future subordinated indebtedness of the relevant EFH Corp. Guarantor. The guarantees of the EFH Corp. Notes will be structurally junior to all indebtedness and other liabilities of the relevant EFH Corp. Guarantor’s subsidiaries that are not guarantors.

The EFH Corp. Indenture contains a number of covenants that, among other things, restrict, subject to certain exceptions, EFH Corp.’s and its restricted subsidiaries’ ability to:

•	make restricted payments;

•	incur debt and issue preferred stock;

•	create liens;

•	enter into mergers or consolidations;

•	sell or otherwise dispose of certain assets;

•	permit dividend and other payment restrictions on restricted subsidiaries, and

•	engage in certain transactions with affiliates.

The EFH Corp. Indenture also contains customary events of default, including failure to pay principal or interest on the EFH Corp. Notes or the guarantees when due, among others. If an event of default occurs under the EFH Corp. Indenture, the trustee or the holders of at least 30% in principal amount outstanding of the EFH Corp. Notes may declare the principal amount on the EFH Corp. Notes to be due and payable immediately.

EFH Corp. may redeem the EFH Corp. Notes, in whole or in part, at any time on or after November 1, 2012, at specified redemption prices, plus accrued and unpaid interest, if any. In addition, before November 1, 2010, EFH Corp. may redeem, with the net cash proceeds of certain equity offerings, up to 35% of the aggregate principal amount of the EFH Corp. Notes from time to time at a redemption price of 110.875% of the aggregate principal amount of the EFH Corp. Cash Pay Notes, plus accrued and unpaid interest, if any, or 111.250% of the aggregate principal amount of the EFH Corp. Toggle Notes, plus accrued and unpaid interest, if any. EFH Corp. may also redeem the EFH Corp. Notes at any time prior to November 1, 2012 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. Upon the occurrence of a change in control, EFH Corp. must offer to repurchase the EFH Corp. Notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

The EFH Corp. Notes were issued in a private placement with registration rights. Notes having substantially identical terms as the EFH Corp. Notes were registered with the SEC by EFH Corp. in December 2008 as part of an offer to exchange freely tradable exchange notes for the EFH Corp. Notes. The exchange offer was completed in January 2009. Because the exchange offer was not completed within 360 days after the issue date of the EFH Corp. Notes (an EFH Corp. Registration Default), the annual interest rate on the EFH Corp. Notes increased for the period during which the EFH Corp. Registration Default continued (October 26, 2008 to January 30, 2009), resulting in incremental interest of $3.2 million.

Intercreditor Agreement—In October 2007, in connection with the Merger, TCEH entered into an Intercreditor Agreement (the Intercreditor Agreement) with Citibank, N.A. and five secured commodity hedge counterparties (the Secured Commodity Hedge Counterparties). The Intercreditor Agreement provides that the lien granted to the Secured Commodity Hedge Counterparties will rank pari passu with the lien granted with respect to the collateral of the secured parties under the TCEH Senior Secured Facilities. The Intercreditor Agreement also provides that the Secured Commodity Hedge Counterparties will be entitled to share, on a pro rata basis, in the proceeds of any liquidation of such collateral in connection with a foreclosure on such collateral in an amount provided in the TCEH Senior Secured Facilities. The Intercreditor Agreement also provides that the Secured Commodity Hedge Counterparties will have voting rights with respect to any amendment or waiver of any provision of the Intercreditor Agreement that changes the priority of the Secured Commodity Hedge Counterparties’ lien on such collateral relative to the priority of lien granted to the secured parties under the TCEH Senior Secured Facilities or the priority of payments to the Secured Commodity Hedge Counterparties upon a foreclosure and liquidation of such collateral relative to the priority of the lien granted to the secured parties under the TCEH Senior Secured Facilities.

TCEH Interest Rate Swap Transactions—In 2007, subsequent to the Merger, TCEH entered into interest rate swap transactions pursuant to which payment of the floating interest rates on an aggregate of $15.05 billion of senior secured term loans of TCEH were exchanged for interest payments at fixed rates of between 7.3% and 8.3% on debt maturing from 2009 to 2014. The interest rate swaps were being accounted for as cash flow hedges related to variable interest rate cash flows until August 29, 2008, at which time these swaps were dedesignated as cash flow hedges as a result of the intent to change the variable interest rate terms of the hedged debt (from three-month LIBOR to one-month LIBOR) in connection with the planned execution of interest rate basis swaps (discussed immediately below) to further reduce the fixed borrowing costs. Based on the fair value of the positions, the cumulative unrealized mark-to-market net losses related to these interest rate swaps totaled $431 million (pre-tax) at the dedesignation date and was recorded in accumulated other comprehensive income. This balance will be reclassified into net income as interest on the hedged debt is reflected in net income. No ineffectiveness gains or losses were recorded.

In September 2008, TCEH entered into interest rate swap transactions pursuant to which payment of the floating interest rates on an aggregate of an additional $1.5 billion of senior secured term loans of TCEH were exchanged for interest payments at fixed rates of between 7.3% and 7.6% on debt maturing from 2013 to 2014.

In October 2008, TCEH entered into interest rate swap transactions pursuant to which payment of the floating interest rates on an aggregate of an additional $1.0 billion of senior secured term loans of TCEH were exchanged for interest payments at fixed rates of between 7.5% and 7.6% on debt maturing in 2014.

In May 2008, TCEH entered into an interest rate swap transaction pursuant to which semiannual payment (settled quarterly) of the floating interest rates at LIBOR on an aggregate of $2.095 billion of senior secured term loans of TCEH were exchanged for floating interest rates at LIBOR plus 0.21% receivable monthly.

In September 2008, TCEH entered into interest rate basis swap transactions pursuant to which quarterly payment of the floating interest rates at LIBOR on an aggregate of $7.95 billion of senior secured term loans of TCEH were exchanged for floating interest rates of LIBOR plus spreads ranging from 0.076% to 0.145% receivable monthly.

In November 2008, TCEH entered into interest rate basis swap transactions pursuant to which quarterly payment of the floating interest rates at LIBOR on an aggregate of $3.0 billion of senior secured term loans of TCEH were exchanged for floating interest rates of LIBOR plus spreads ranging from 0.21% to 0.292%, receivable monthly.

The interest rate swap counterparties are secured proportionally with the lenders under the TCEH Senior Secured Facilities. Subsequent to the dedesignation in August 2008 discussed above, changes in the fair value of the swaps discussed in the above paragraphs are being reported in the income statement in interest expense and related charges, and such unrealized mark-to-market net losses totaled $1.477 billion in 2008.

Oncor Revolving Credit Facility—At December 31, 2008, Oncor had a $2.0 billion credit facility to be used for working capital and general corporate purposes, including issuances of commercial paper and letters of credit. Oncor may request increases in the commitments under the facility in any amount up to $500 million, subject to the satisfaction of certain conditions. This facility is a revolving credit facility, which means that amounts borrowed under the facility, once repaid, can be reborrowed by Oncor from time to time until October 10, 2013. In May 2008, Oncor secured this credit facility with a first priority lien on certain of its transmission and distribution assets. Oncor also secured all of its existing long-term debt securities (excluding the transition bonds) with the same lien in accordance with the terms of those securities. The lien contains customary provisions allowing Oncor to use the assets in its business, as well as to replace and/or release collateral as long as the market value of the aggregate collateral is at least 115% of the aggregate secured debt. The lien may be terminated at Oncor’s option upon the termination of Oncor’s credit facility.

Borrowings under this credit facility totaled $337 million and $1.280 billion at December 31, 2008 and 2007, respectively. The decrease in borrowings reflects the use of the majority of the proceeds from Oncor’s issuance of $1.5 billion of senior secured notes (discussed below) to repay borrowings under the revolving credit facility, partially offset by funding of ongoing capital investments, including the acquisition of broadband over powerline based “Smart Grid” network assets.

Borrowings under this credit facility bear interest at per annum rates equal to, at Oncor’s option, (i) adjusted LIBOR plus a spread of 0.275% to 0.800% (depending on the rating assigned to Oncor’s senior secured debt) or (ii) a base rate (the higher of (1) the prime rate of JPMorgan Chase Bank, N.A. and (2) the federal funds effective rate plus 0.50%). Under option (i) and based on Oncor’s current ratings, its LIBOR-based borrowings, which apply to all outstanding borrowings at December 31, 2008, bear interest at LIBOR plus 0.425%.

A facility fee is payable at a rate per annum equal to 0.100% to 0.200% (depending on the rating assigned to Oncor’s senior secured debt) of the commitments under the facility. Based on Oncor’s current ratings, its facility fee is 0.150%. A utilization fee is payable on the average daily amount of borrowings in excess of 50% of the commitments under the facility at a rate per annum equal to 0.125% per annum.

The credit facility contains customary covenants for facilities of this type, restricting, subject to certain exceptions, Oncor and its subsidiary from, among other things:

•	incurring additional liens;

•	entering into mergers and consolidations;

•	selling certain assets, and

•	making acquisitions and investments in subsidiaries.

In addition, the credit facility requires that Oncor maintain a consolidated senior debt-to-capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants.

The credit facility contains certain customary events of default for facilities of this type, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments under the facility.

Oncor Senior Secured Notes—Pursuant to an indenture dated as of August 1, 2002, in September 2008, Oncor issued and sold senior secured notes with an aggregate principal amount of $1.500 billion consisting of $650 million aggregate principal amount of 5.95% senior secured notes maturing in September 2013, $550 million aggregate principal amount of 6.80% senior secured notes maturing in September 2018 and $300 million aggregate principal amount of 7.50% senior secured notes maturing in September 2038. Oncor used the net proceeds of approximately $1.487 billion from the sale of the Oncor notes to repay most of its borrowings under its credit facility as well as for general corporate purposes. The Oncor notes will initially be secured by the first priority lien described above. If the lien is terminated, the notes will cease to be secured obligations of Oncor and will become senior unsecured general obligations of Oncor.

Interest on these notes is payable in cash semiannually in arrears on March 1 and September 1 of each year, and the first interest payment is due on March 1, 2009. Oncor may redeem the notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. The notes also contain customary events of default, including failure to pay principal or interest on the notes when due.

The Oncor notes were issued in a private placement and have not been registered under the Securities Act. Oncor has agreed to use its commercially reasonable efforts to register with the SEC notes having substantially identical terms as the Oncor notes as part of an offer to exchange freely tradable exchange notes for the Oncor notes. Oncor has agreed to use commercially reasonable efforts to cause the exchange offer to be completed or, if required, to have one or more shelf registration statements declared effective, within 270 days after the issue date of the Oncor notes. If this obligation is not satisfied (an Oncor Registration Default), the annual interest rate on the Oncor notes will increase by 0.50% per annum over the applicable original interest rate until the earlier of the expiration of the Oncor Registration Default period or the second anniversary of the issue date of the notes. Oncor also agreed to file a registration statement containing a “market making prospectus” and to keep it effective, subject to certain exceptions, for a period of ten years after the issue date of the Oncor notes.

EFH Corp. Long-Term Debt Fair Value Hedges—EFH Corp. has used fair value hedging strategies to manage its exposure to fixed interest rates on long-term debt. Interest rate swaps related to $1.850 billion principal amount of debt were dedesignated as fair value hedges in January 2007. These swap positions were unwound by entering into offsetting positions, and both the original swaps and offsetting positions are subsequently being marked-to-market in net income. These swaps qualified for and were designated as fair value hedges in accordance with SFAS 133 (under the “short-cut method” entities are allowed under SFAS 133 to assume no hedge ineffectiveness in a hedging relationship of interest rate risk if certain conditions are met). Fixed-to-variable rate swaps related to $200 million principal amount of debt were dedesignated as fair value hedges at the Merger date and were settled on January 1, 2008 in conjunction with the repayment of the related debt.

Long-Term Debt Fair Value Adjustments Related to Interest Rate Swaps (fixed to variable rate)—

Predecessor:
Long-term debt fair value adjustments related to interest rate swaps at January 1, 2007—net reduction in debt carrying value (net out-of-the-money value of swaps)	$(63)
Fair value adjustments during the period	6
Recognition of net gains on settled fair value hedges (a)	(2)
Recognition of net losses on dedesignated fair value hedges (b)	7

Successor:
Long-term debt fair value adjustments at October 10, 2007—net reduction in debt carrying value	(52)
Purchase accounting adjustment (c)	52

Long-term debt fair value adjustments related to interest rate swaps at December 31, 2007	$—

(a)	Net value of settled in-the-money fixed-to-variable swaps recognized in net income when the hedged transactions are recognized. Amount is pretax.
(b)	Net value of dedesignated out-of-the money fixed-to-variable swaps recognized in net income when the hedged transactions are recognized. Amount is pretax.
(c)	Reflects the fair-valuing of debt as part of purchase accounting.

Changes in market values of unsettled fair value hedge positions are accounted for as adjustments to the carrying value of related debt amounts, offset by changes in commodity and other derivative contractual asset or liability amounts.

16.	COMMITMENTS AND CONTINGENCIES

Generation Development

Subsidiaries of EFH Corp. have executed EPC agreements for the development of three lignite-fueled generation units in Texas, two units at Oak Grove and one at Sandow, and construction of the units is well underway.

Subsidiaries of EFH Corp. have received the air permits for the Sandow and Oak Grove units. However, the Oak Grove air permit remains the subject of litigation as discussed below under “Litigation Related to Generation Development.”

Construction work-in-process asset balances for the Oak Grove units totaled approximately $2.8 billion as of December 31, 2008, which includes the effects of the fair value adjustments related to purchase accounting and capitalized interest. In the unexpected event the development of the Oak Grove units was cancelled, the cancellation exposure as of December 31, 2008 totaled $3.1 billion, which includes the carrying value of the project and up to approximately $300 million of termination obligations. This estimated exposure amount excludes any potential recovery values for assets acquired to date and for assets already owned prior to executing such agreements that are intended to be utilized for these projects.

Contractual Commitments

At December 31, 2008, EFH Corp. had noncancellable commitments under energy-related contracts, leases and other agreements as follows:

	Coal purchase agreements and coal transportation agreements	Pipeline transportation and storage reservation fees	Capacity payments under power purchase agreements (a)	Nuclear Fuel Contracts	Water Rights Contracts
2009	$263	$41	$3	$153	$8
2010	54	38	—	91	8
2011	44	37	—	113	8
2012	—	37	—	182	8
2013	—	42	—	120	8
Thereafter	—	22	—	272	45

Total	$361	$217	$3	$931	$85

(a)	On the basis of EFH Corp.’s current expectations of demand from its electricity customers as compared with its capacity and take-or-pay payments, management does not consider it likely that any material payments will become due for electricity not taken beyond capacity payments.

Future minimum lease payments under both capital leases and operating leases are as follows:

	Capital Leases	Operating Leases (a)
2009	$29	$61
2010	29	60
2011	71	54
2012	14	51
2013	9	49
Thereafter	50	348

Total future minimum lease payments	202	$623

Less amounts representing interest	43

Present value of future minimum lease payments	159
Less current portion	19

Long-term capital lease obligation	$140

(a)	Includes operating leases with initial or remaining noncancellable lease terms in excess of one year. Excludes TCEH’s future minimum lease payments for combustion turbines owned by a TCEH lease trust of $17 million in each of 2009 through 2013 and $17 million thereafter.

Rent charged to operating cost, fuel cost and SG&A totaled $92 million for the year ended December 31, 2008, $26 million for the period October 11, 2007 through December 31, 2007, $66 million for the period January 1, 2007 through October 10, 2007 and $86 million for the year ended December 31, 2006.

Litigation Related to Generation Development

An administrative appeal challenging the order of the TCEQ issuing the air permit for construction and operation of the Oak Grove generation facility in Robertson County, Texas to a subsidiary of EFH Corp. was filed in September 2007 in the State District Court of Travis County, Texas. Plaintiffs asked that the District Court reverse the TCEQ’s approval of the Oak Grove air permit and the TCEQ’s adoption and approval of the TCEQ Executive Director’s Response to Comments, and remand the matter back to TCEQ for further proceedings. The TCEQ has filed the administrative record with the District Court. In addition to this administrative appeal, two other petitions were filed in Travis County District Court by non-parties to the administrative hearing before the TCEQ and the State Office of Administrative Hearings (SOAH) seeking to challenge the TCEQ’s issuance of the Oak Grove air permit and asking the District Court to remand the matter to the SOAH for further proceedings. Finally, the plaintiffs in these two additional lawsuits filed a third, joint petition claiming insufficiencies in the Oak Grove application, permit, and process and seeking party status and remand to the SOAH for further proceedings. One of the plaintiffs has asked the court to consolidate all these proceedings, and the Attorney General of Texas, on behalf of TCEQ, has filed pleas to the jurisdiction that would, if granted, dismiss all but the administrative appeal. EFH Corp. does not know when the court will rule on these requests. EFH Corp. believes the Oak Grove air permit granted by the TCEQ is protective of the environment and that the application for and the processing of the air permit by the TCEQ was in accordance with law. There can be no assurance that the outcome of these matters would not result in an adverse impact on the Oak Grove project.

In May 2008, the Sierra Club announced that it may sue Oak Grove Management Company LLC for violating federal Clean Air Act provisions regarding hazardous air pollutants. Similarly, in July 2008, the Sierra Club announced that it may sue Luminant, after the expiration of a 60-day waiting period, for violating federal Clean Air Act provisions in connection with its Martin Lake generation facility. In December 2008, Luminant reached a settlement with the Sierra Club regarding its allegations relating to Oak Grove. Pursuant to the settlement, Luminant has filed for a Maximum Achievable Control Technology determination for hazardous air pollutant emissions by the TCEQ and has agreed to offset any emissions above the levels set in that review; in exchange the Sierra Club will not pursue legal action to obstruct construction or commencement of operation of the Oak Grove units. EFH Corp. cannot predict whether the Sierra Club will actually file suit relating to Martin Lake or the outcome of any such proceeding.

Other Litigation

In September 2005, a lawsuit was filed in the US District Court for the Northern District of Texas, Dallas Division against EFH Corp. (then known as TXU Corp.) and C. John Wilder, EFH Corp.’s former Chief Executive Officer. The plaintiffs’ Amended Complaint asserts claims on behalf of the plaintiffs and a putative class of owners of certain EFH Corp. securities who tendered such securities in connection with a tender offer conducted by EFH Corp. in 2004. The Amended Complaint alleges violations of the provisions of Sections 14(e), 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 thereunder. The allegations relate to a tender offer conducted in September and October 2004 for certain equity-linked securities in which it was expressly disclosed that EFH Corp. management was evaluating whether it should recommend to the board of directors that the board reevaluate EFH Corp.’s dividend policy. After the tender offer was closed, and consistent with the disclosure, management did make a recommendation to the board to reevaluate the dividend policy, and the board elected to increase the quarterly dividend. The plaintiffs contend that such disclosure in connection with the tender offer was inadequate. EFH Corp. maintains that the disclosure provided in connection with the tender offer regarding the evaluation of the dividend policy was complete and accurate at the time the tender offer was initiated as well as when it was closed. A Motion to Dismiss was filed by the defendants, and the District Court entered an order granting the Motion to Dismiss and dismissing this litigation with prejudice in August 2006. The plaintiffs filed a timely notice of appeal, and on appeal, the US Court of Appeals for the Fifth Circuit remanded the dismissal to the District Court in light of the decisions in Tellabs, Inc. v. Makor Issues & Rights, Ltd. On remand, plaintiffs filed a Second Amended Complaint, and defendants filed a Motion to Dismiss. The District Court entered an order granting the Motion to Dismiss and dismissing this litigation with prejudice in April 2008. The plaintiffs filed a timely notice of appeal in May 2008 and the appeal is currently pending before the US Court of Appeals for the Fifth Circuit. Oral argument was held in February 2009, and EFH Corp. is now awaiting a ruling from the US Court of Appeals for the Fifth Circuit. While EFH Corp. is unable to estimate any possible loss or predict the outcome of this litigation, EFH Corp. believes the claims made in this litigation are without merit and, accordingly, intends to vigorously defend the appeal.

In July 2008, Alcoa Inc. filed a lawsuit in Milam County, Texas district court against Luminant Generation Company LLC, Luminant Mining Company LLC, Sandow Power Company LLC, Luminant Energy Company LLC and EFH Corp. The lawsuit makes various claims concerning operation of the Sandow Unit 4 generation facility and the Three Oaks lignite mine and construction of the Sandow 5 unit, including claims for breach of contract, breach of fiduciary duty, fraud and conversion, and requests money damages in an unspecified amount, declaratory judgment, an accounting and rescission. A federal district court in Austin, Texas has ordered Alcoa Inc. to amend its Milam County complaint to remove any references to a federal consent decree relating to Sandow Units 4 and 5. Alcoa Inc. has not yet filed its amended complaint. While EFH Corp. is unable to estimate any possible loss or predict the outcome of this litigation, EFH Corp. believes the claims made in this litigation are without merit and, accordingly, intends to vigorously defend this litigation.

Regulatory Investigations and Reviews

In June 2008, the EPA issued a request for information to Luminant Energy under EPA’s authority under Section 114 of the Clean Air Act. The stated purpose of the request is to obtain information necessary to determine compliance with the Clean Air Act, including New Source Review Standards and air permits issued by the TCEQ for the Big Brown, Monticello and Martin Lake generation facilities. EFH Corp. is cooperating with the EPA and is responding in good faith to the EPA’s request. EFH Corp. is unable to predict the outcome of this matter.

Commitment to Fund Demand Side Management Initiatives

In connection with the Merger, Texas Holdings committed to spend $100 million over the five-year period ending December 31, 2012 on demand side management or other energy efficiency initiatives. This commitment is expected to be funded by EFH Corp. and/or its subsidiaries other than Oncor. This commitment is in addition to $300 million to be invested by Oncor for similar initiatives. See Note 8 for other provisions of the stipulation, including a similar commitment made by Oncor.

Other Proceedings

In addition to the above, EFH Corp. and its subsidiaries are involved in various other legal and administrative proceedings in the normal course of business the ultimate resolution of which, in the opinion of management, should not have a material effect on its financial position, results of operations or cash flows.

Capital Expenditures

Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. As one of the provisions of this stipulation, Oncor committed to minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions.

Labor Contracts

Certain personnel engaged in TCEH and Oncor activities are represented by labor unions and covered by collective bargaining agreements with varying expiration dates. In January 2008, new one-year labor agreements were reached covering bargaining unit personnel engaged in the natural gas-fueled generation operations and were again renegotiated and completed in January 2009. Also in January 2008, a new two-year agreement was reached covering bargaining unit personnel engaged in lignite mining operations. In June 2008, a new labor agreement effective until October 2010 was reached covering bargaining unit personnel engaged in the Sandow lignite-fueled generation operations. In July 2008, a new labor agreement effective until September 2010 was reached covering bargaining unit personnel engaged in the Three Oaks lignite mining operations. In August 2008, a new labor agreement effective until August 2010 was reached covering bargaining unit personnel engaged in nuclear generation. Negotiations are currently underway with respect to the collective bargaining agreements covering bargaining unit personnel engaged in the Big Brown, Martin Lake and Oak Grove lignite-fueled generation operations and the natural gas-fueled generation operations. The current lignite-fueled generation operations contract, which expired November 2008, is in effect until either party gives notice to terminate, which is unlikely absent unforeseen developments. In February 2008, a new three-year contract was ratified covering bargaining unit personnel engaged in Oncor’s operations. In April 2008, a group of approximately 50 Oncor employees elected to be represented by a labor union. EFH Corp. expects that any changes in collective bargaining agreements will not have a material effect on EFH Corp.’s financial position, results of operations or cash flows; however, EFH Corp. is unable to predict the ultimate outcome of these labor negotiations.

Environmental Contingencies

The federal Clean Air Act, as amended (Clean Air Act) includes provisions which, among other things, place limits on sulfur dioxide and nitrogen oxide emissions produced by electricity generation plants. The capital requirements of EFH Corp. and its subsidiaries have not been significantly affected by the requirements of the Clean Air Act. In addition, all air pollution control provisions of the 1999 Restructuring Legislation have been satisfied.

EFH Corp. and its subsidiaries must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. EFH Corp. and its subsidiaries believe that they are in compliance with current environmental laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable.

The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•	enactment of state or federal regulations regarding CO2 emissions;

•	other changes to existing state or federal regulation regarding air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters, and

•	the identification of sites requiring clean-up or the filing of other complaints in which EFH Corp. or its subsidiaries may be asserted to be potential responsible parties.

Guarantees

As discussed below, EFH Corp. and its subsidiaries have entered into contracts that contain guarantees to outside parties that could require performance or payment under certain conditions.

Disposed TXU Gas operations—In connection with the TXU Gas transaction in October 2004, EFH Corp. agreed to indemnify Atmos Energy Corporation (Atmos), until October 1, 2014, for up to $500 million for any liability related to assets retained by TXU Gas, including certain inactive gas plant sites not acquired by Atmos, and up to $1.4 billion for contingent liabilities associated with preclosing tax and employee related matters. The maximum aggregate amount that EFH Corp. may be required to pay is $1.9 billion. To date, EFH Corp. has not been required to make any payments to Atmos under any of these indemnity obligations, and no such payments are currently anticipated.

Residual value guarantees in operating leases—EFH Corp. or a subsidiary is the lessee under various operating leases that guarantee the residual values of the leased assets. At December 31, 2008, the aggregate maximum amount of residual values guaranteed was approximately $63 million with an estimated residual recovery of approximately $69 million. These leased assets consist primarily of mining equipment, rail cars and vehicles. The average life of the residual value guarantees under the lease portfolio is approximately four years.

Indebtedness guarantee—In 1990, EFC Holdings repurchased an electric co-op’s minority ownership interest in the Comanche Peak nuclear generation plant and assumed the co-op’s indebtedness to the US government for the facilities. The indebtedness is included in long-term debt reported in the consolidated balance sheet. EFC Holdings is making principal and interest payments to the co-op in an amount sufficient for the co-op to make payments on its indebtedness. EFC Holdings guaranteed the co-op’s payments, and in the event that the co-op fails to make its payments on the indebtedness, the US government would assume the co-op’s rights under the agreement, and such payments would then be owed directly by EFC Holdings. At December 31, 2008, the balance of the indebtedness was $108 million with maturities of principal and interest extending to December 2021. The indebtedness is secured by a lien on the purchased facilities.

See Note 15 for discussion of guarantees and security for certain EFH Corp. indebtedness.

Letters of Credit

At December 31, 2008, TCEH had outstanding letters of credit under its credit facilities totaling $767 million as follows:

•	$342 million to support risk management and trading margin requirements in the normal course of business, including over-the-counter hedging transactions;

•

$208 million to support floating rate pollution control revenue bond debt of $204 million principal amount. The letters of credit are available to fund the payment of such debt obligations and expire in 2014;

•	$121 million to support obligations under the lease agreement for an EFH Corp. office building, and

•	$96 million for miscellaneous credit support requirements.

Nuclear Insurance

Nuclear insurance includes liability coverage, property damage, decontamination and premature decommissioning coverage and accidental outage and/or extra expense coverage. The liability coverage is governed by the Price-Anderson Act (Act), while the property damage, decontamination and premature decommissioning coverage are promulgated by the rules and regulations of the NRC. EFH Corp. intends to maintain insurance against nuclear risks as long as such insurance is available. EFH Corp. is self-insured to the extent that losses (i) are within the policy deductibles, (ii) are not covered per policy exclusions, terms and limitations, (iii) exceed the amount of insurance maintained, or (iv) are not covered due to lack of insurance availability. Such losses could have a material adverse effect on EFH Corp.’s financial condition and its results of operations and cash flows.

With regard to liability coverage, the Act provides financial protection for the public in the event of a significant nuclear generation plant incident. The Act sets the statutory limit of public liability for a single nuclear incident at $12.5 billion and requires nuclear generation plant operators to provide financial protection for this amount. The US Congress could impose revenue-raising measures on the nuclear industry to pay claims exceeding the $12.5 billion limit for a single incident mandated by the Act. As required, EFH Corp. provides this financial protection for a nuclear incident at Comanche Peak resulting in public bodily injury and property damage through a combination of private insurance and industry-wide retrospective payment plans. As the first layer of financial protection, EFH Corp. has $300 million of liability insurance from American Nuclear Insurers (ANI), which provides such insurance on behalf of a major stock insurance company pool, Nuclear Energy Liability Insurance Association. The second layer of financial protection is provided under an industry-wide retrospective payment program called Secondary Financial Protection (SFP).

Under the SFP, in the event of an incident at any nuclear generation plant in the US, each operating licensed reactor in the US is subject to an assessment of up to $117.5 million plus a 3% insurance premium tax, subject to increases for inflation every five years. Assessments are limited to $17.5 million per operating licensed reactor per year per incident. EFH Corp.’s maximum potential assessment under the industry retrospective plan would be $235 million (excluding taxes) per incident but no more than $35 million in any one year for each incident. The potential assessment is triggered by a nuclear liability loss in excess of $300 million per accident at any nuclear facility. The SFP and liability coverage are not subject to any deductibles.

With respect to nuclear decontamination and property damage insurance, the NRC requires that nuclear generation plant license-holders maintain at least $1.1 billion of such insurance and require the proceeds thereof to be used to place a plant in a safe and stable condition, to decontaminate it pursuant to a plan submitted to and approved by the NRC before the proceeds can be used for plant repair or restoration or to provide for premature decommissioning. EFH Corp. maintains nuclear decontamination and property damage insurance for Comanche Peak in the amount of $2.25 billion (subject to $5 million deductible per accident), above which EFH Corp. is self-insured. This insurance coverage consists of a primary layer of coverage of $500 million provided by Nuclear Electric Insurance Limited (NEIL), a nuclear electric utility industry mutual insurance company and $1.75 billion of premature decommissioning coverage also provided by NEIL.

EFH Corp. maintains Accidental Outage Insurance through NEIL to cover the additional costs of obtaining replacement electricity from another source if one or both of the units at Comanche Peak are out of service for more than twelve weeks as a result of covered direct physical damage. The coverage provides for weekly payments of $3.5 million for the first fifty-two weeks and $2.8 million for the next 110 weeks for each outage, respectively, after the initial twelve-week waiting period. The total maximum coverage is $490 million per unit. The coverage amounts applicable to each unit will be reduced to 80% if both units are out of service at the same time as a result of the same accident.

If NEIL’s losses exceeded its reserves for the applicable coverage, potential assessments in the form of a retrospective premium call could be made up to a total of $11.7 million for primary property, $14.1 million for excess property and $8.9 million for accidental outage.

Also, under the NEIL policies, if there were multiple terrorism losses occurring within a one-year time frame, NEIL would make available one industry aggregate limit of $3.2 billion plus any amounts it recovers from other sources up to the limits for each claimant. If terrorism losses occurred beyond the one-year period, a new set of limits and resources would apply.

17.	SHAREHOLDERS’ EQUITY

Successor

Equity Contributions and Repurchases—In connection with the Merger, Texas Holdings made an aggregate cash equity contribution of approximately $8.3 billion to EFH Corp. in exchange for EFH Corp. issuing approximately 1.658 billion shares of its common stock to Texas Holdings. In the year ended December 31, 2008 and the period from October 11, 2007 to December 31, 2007, EFH Corp. issued an aggregate of approximately 5.5 million and 2.0 million shares of its common stock, respectively, to, or for the benefit of, certain of its officers, directors and employees for an aggregate consideration of approximately $27.4 million and $9.8 million, respectively. The 2008 amounts include shares previously subscribed. In the year ended December 31, 2008, EFH Corp. repurchased 0.8 million shares of its common stock from employees primarily upon termination of employment or amendment of agreements, for an aggregate consideration of $3.9 million.

Effect of Sale of Noncontrolling Interests—Oncor’s sale of noncontrolling interests discussed in Note 18 resulted in a $265 million reduction of EFH Corp.’s shareholders’ equity. This amount represents the excess of the carrying value of the interests sold over the proceeds from the transactions, which reflects the fact that Oncor’s carrying value after purchase accounting is based on the Merger value, while the noncontrolling interests sale value does not include a control premium.

Dividend Restrictions—The indenture governing the EFH Corp. Senior Cash-Pay and Toggle Notes includes covenants that, among other things and subject to certain exceptions, restrict EFH Corp.’s ability to pay dividends or make other distributions in respect of its capital stock. Accordingly, essentially all of EFH Corp.’s net income is restricted from being used to make distributions on its common stock unless such distributions are expressly permitted under the indenture and/or after such distributions, on a pro forma basis, after giving effect to such payment, the consolidated leverage ratio of EFH Corp. is equal to or less than 7.0 to 1.0. Consolidated leverage ratio is generally defined as the ratio of consolidated total indebtedness (as defined in the indenture) of EFH Corp. to Adjusted EBITDA of EFH Corp., in each case, on a consolidated basis, excluding Oncor Holdings and its subsidiaries. In addition, the TCEH Senior Secured Facilities generally restrict TCEH from making any distribution to any of its parent companies for the ultimate purpose of making a distribution to Texas Holdings unless at the time, and after giving effect to such distribution, TCEH’s consolidated total debt (as defined in the TCEH Senior Secured Facilities) to TCEH’s Adjusted EBITDA would be equal to or less than 6.5 to 1.0.

Common Stock Registration Rights—The Sponsor Group and certain other investors entered into a registration rights agreement with EFH Corp. upon closing of the Merger. Pursuant to this agreement, in certain instances, the Sponsor Group can cause EFH Corp. to register shares of EFH Corp.’s common stock owned directly or indirectly by them under the Securities Act. In certain instances, the Sponsor Group and certain other investors are also entitled to participate on a pro rata basis in any registration of EFH Corp.’s common stock under the Securities Act that it may undertake.

See Note 23 for discussion of stock-based compensation plans.

Predecessor

Declaration of Dividend—At its August 2007 meeting, EFH Corp.’s board of directors declared a quarterly dividend of $0.4325 per share, which was paid October 1, 2007 to shareholders of record on September 7, 2007. At its May 2007 meeting, EFH Corp.’s board of directors declared a quarterly dividend of $0.4325 per share, which was paid on July 2, 2007 to shareholders of record on June 1, 2007. At its February 2007 meeting, EFH Corp.’s board of directors declared a quarterly dividend of $0.4325 a share, payable April 2, 2007 to shareholders of record on March 2, 2007.

Common Stock Repurchase—Under authorization provided by EFH Corp.’s previous board of directors, 19 million shares and 0.2 million shares of common stock were repurchased during the twelve months ended December 31, 2006 and during the period from January 1, 2007 through October 10, 2007 at an average price of $51.77 and $64.80 per share, respectively (including related fees and expenses).

Common Stock Issuance—In May 2006, EFH Corp. settled the purchase contracts associated with its remaining equity-linked debt securities. In connection with the settlement, EFH Corp. issued 5.7 million shares of common stock, resulting in an increase in additional paid-in capital of $180 million.

Thrift Plan—The Thrift Plan is an employee savings plan under which EFH Corp. matched a portion of employees’ contributions of their earnings with a contribution in shares of common stock. Contributions to the Thrift Plan are held by an unconsolidated trust. At October 10, 2007, the Thrift Plan had an obligation of $201 million outstanding in the form of a note payable to EFH Corp. (LESOP note). Proceeds from the issuance of the note, which EFH Corp. purchased from a third-party lender in 1990, were used by the Thrift Plan trustee to purchase EFH Corp.’s common stock on the open market for the purpose of satisfying future matching requirements. These shares (LESOP shares) were held by the Thrift Plan trustee under the leveraged employee stock ownership provision of the Thrift Plan. The note receivable had been classified as a reduction of common stock equity, and the principal and related interest was being amortized as a component of LESOP-related expense.

The Thrift Plan used dividends received on the LESOP shares held and contributions from EFH Corp., if required, to repay interest and principal on the LESOP note; such contributions totaled $14 million for the period from January 1, 2007 through October 10, 2007 and $17 million in 2006.

On the date of the Merger, the Thrift Plan trustee held approximately 5.7 million shares of EFH Corp.’s common stock. These shares were converted to cash at $69.25 per share in connection with the closing of the Merger. The Thrift Plan trustee used the cash proceeds to repay the LESOP note, and then made an additional allocation of the remaining cash proceeds to eligible Thrift Plan participants.

EFC Holdings’ Preferred Stock—In October 2007 prior to the Merger, EFC Holdings issued 4,000 shares of its $4.56 Series preferred stock to EFH Corp. for its membership interests in certain subsidiaries established for the development and construction of new generation facilities.

The table below reflects the changes in the number of Predecessor common stock shares outstanding:

	Period from January 1, 2007 through October 10, 2007	Twelve months ended December 31, 2006
Balance at beginning of period	459,244,523	470,845,978
Issuances under equity-linked debt securities	—	5,683,791
Issuances under stock-based incentive compensation plans (Note 21)	2,771,257	2,200,766
Issued on conversion of convertible senior notes	36,372	—
Repurchases	—	(18,165,403)
Forfeitures and cancellations under stock-based incentive compensation plans	(900,143)	(1,320,609)
Purchased in connection with Merger	(461,152,009)	—

Balance at end of period	—	459,244,523

18.	NONCONTROLLING INTERESTS

On November 5, 2008, Oncor issued and sold additional equity interests to Texas Transmission. Texas Transmission is an entity indirectly owned by a private investment group led by OMERS Administration Corporation, acting through its infrastructure investment entity, Borealis Infrastructure Management Inc., and the Government of Singapore Investment Corporation, acting through its private equity and infrastructure arm, GIC Special Investments Pte Ltd.

Texas Transmission acquired the equity interests for $1.254 billion in cash. At the closing of the sale, Oncor also offered and indirectly sold additional equity interests to certain members of Oncor’s management team. Accordingly, after giving effect to all equity issuances, as of December 31, 2008, EFH Corp. indirectly owns 80.04% of Oncor, Oncor management indirectly owns 0.21% of Oncor and Texas Transmission owns 19.75% of Oncor.

The proceeds (net of closing costs) of $1.253 billion received by Oncor from Texas Transmission and the members of Oncor management upon completion of these transactions were distributed ultimately to EFH Corp. Under the terms of certain financing arrangements of EFH Corp. and TCEH, upon such distribution, under certain circumstances, EFH Corp. (parent entity) is required to repay certain outstanding intercompany loans from TCEH. In November 2008, EFH Corp. repaid the $253 million balance of notes payable to TCEH that related to payments of principal and interest on EFH Corp. (parent entity) debt.

EFH Corp. recorded the $265 million excess of EFH Corp.’s carrying amount of the noncontrolling interests sold by Oncor over the net proceeds from the transactions as a reduction to additional paid in capital, consistent with the provisions of SAB Topic 5-H, “Accounting for Sales of Stock by a Subsidiary.”

The noncontrolling interests balance of $1.355 billion reported in the equity section of the December 31, 2008 consolidated balance sheet represented the proportional share of Oncor’s net assets at the date of the transaction less $160 million representing the noncontrolling interests’ share of Oncor’s net losses for the period subsequent to the transaction (including the goodwill impairment charge), net of $2 million in cash distributions. See Note 17.

19.	COMMODITY AND OTHER DERIVATIVE CONTRACTUAL ASSETS AND LIABILITIES

The following table provides detail of commodity and other derivative contractual assets and liabilities as presented in the balance sheet:

	Successor
	December 31, 2008
	Commodity contracts	Cash flow hedges and other derivatives	Reclassification (a)	Total
Assets:
Current assets	$2,385	$157	$(8)	$2,534
Noncurrent assets	962	—	—	962

Total	$3,347	$157	$(8)	$3,496

Liabilities:
Current liabilities	$2,235	$681	$(8)	$2,908
Noncurrent liabilities	682	1,413	—	2,095

Total	$2,917	$2,094	$(8)	$5,003

Net assets (liabilities)	$430	$(1,937)	$—	$(1,507)

	Successor
	December 31, 2007
	Commodity contracts	Cash flow hedges and other derivatives	Total
Assets:
Current assets	$1,118	$11	$1,129
Noncurrent assets	239	5	244

Total	$1,357	$16	$1,373

Liabilities:
Current liabilities	$1,042	$104	$1,146
Noncurrent liabilities	2,232	221	2,453

Total	$3,274	$325	$3,599

Net assets (liabilities)	$(1,917)	$(309)	$(2,226)

(a)	Represents the effects of reclassification of the assets and liabilities to conform to the balance sheet presentation of current assets and liabilities.

Margin deposit net liabilities of $190 million and net assets of $445 million under master netting arrangements at December 31, 2008 and December 31, 2007, respectively, were not netted with derivative assets and liabilities since EFH Corp. has elected to present the amounts of derivative assets and liabilities on a gross basis in the balance sheet as provided in FSP FIN 39-1. See discussion in Note 1 under “Changes in Accounting Standards.”

This presentation can result in significant volatility in commodity contract assets and liabilities because EFH Corp. enters into positions with the same counterparties that result in both assets and liabilities, and the underlying commodity prices can change significantly from period to period.

Commodity Contract Assets and Liabilities

Commodity contract assets and liabilities primarily represent fair values of natural gas and electricity derivative instruments that have not been designated as cash flow hedges or “normal” purchases or sales under SFAS 133. These instruments are marked-to-market, and the associated unrealized gains and losses are reported in the income statement in net gain (loss) from commodity hedging and trading activities.

A multi-year power sales agreement was entered into with Alcoa Inc. in the 2007 Predecessor period. The agreement was determined to have a “day one” out-of-the-money value of $235 million. The agreement was entered into concurrently with the transfer of an air permit from Alcoa Inc. to an EFH Corp. subsidiary as well as other agreements with Alcoa Inc. that provide, among other things, access to real property and a supply of lignite fuel, all of which provides value to EFH Corp. by providing the right and ability to develop, construct and operate a new lignite coal-fueled generation unit at Sandow. In consideration of this right and ability, the initial out-of-the-money value of the sales agreement, as well as a $29 million out-of-the-money value of a related interim power sales agreement entered into in late 2006, were recorded as part of the construction work-in-process asset balance for the Sandow unit. The out-of-the-money values were recorded as commodity contract liabilities. The contracts were revalued applying the principles of SFAS 157 as part of purchase accounting, and subsequent changes in the value of the contracts continue to be marked-to-market in net income.

Successor results include net “day one” losses of $68 million in 2008 and $8 million in the 2007 period, and predecessor results include net “day one” losses of $201 million in the 2007 period, primarily associated with contracts entered into at below market prices. Substantially all of these amounts represent losses associated with related series of transactions involving natural gas financial instruments intended to hedge exposure to future changes in electricity prices. The 2007 predecessor period amount is net of a $30 million “day one” gain associated with a long-term power purchase agreement. The net losses are reported in net gain (loss) from commodity hedging and trading activities, and are included in the results of the Competitive Electric segment.

Other Derivative Assets and Liabilities

Other derivative assets and liabilities primarily represent fair values of interest rate swaps and also include fair values of commodity contracts that have been designated as cash flow hedges.

A significant portion of natural gas derivatives entered into to hedge future changes in electricity prices had previously been designated and accounted for as cash flow hedges. In March 2007, these instruments were dedesignated as cash flow hedges as allowed under SFAS 133, thus becoming subject to mark-to-market accounting in net income as the fair values change. See Note 15 for details of interest rate swaps previously designated as cash flow hedges.

A summary of transactions comprising other derivative assets and liabilities follows:

	Successor
	December 31, 2008	December 31, 2007
Current and noncurrent assets:
Interest rate swaps (a)	$142	$8
Commodity-related cash flow hedges	15	8

Total	$157	$16

Current and noncurrent liabilities:
Interest rate swaps (a)	$2,086	$324
Commodity-related cash flow hedges	8	1

Total	$2,094	$325

(a)	The 2008 amount includes $1.868 billion in net liabilities related to interest rate hedges on $17.55 billion principal amount of debt and $41 million in net liabilities related to interest rate basis swaps on $13.045 billion principal amount of debt, both entered into after the Merger, and $35 million in net liabilities related to swaps existing at the time of the Merger. As of August 29, 2008, changes in fair value of these swaps are marked-to-market in net income.

Other Cash Flow Hedge Information—EFH Corp. experienced cash flow hedge ineffectiveness of $4 million in net losses in 2008, $111 million in net gains in 2007 (essentially all of which was in the Predecessor period) and $231 million in net gains in 2006. These amounts are pretax and are reported in the income statement in net gain (loss) from commodity hedging and trading activities.

The net effect of recording unrealized mark-to-market gains and losses arising from hedge ineffectiveness (versus recording gains and losses upon settlement) includes the above amounts as well as the effect of reversing unrealized ineffectiveness gains and losses recorded in previous periods to offset realized gains and losses in the current period. Such net unrealized effect totaled $4 million in net losses in the 2008 Successor period, $90 million in net gains in 2007 (essentially all of which was in the Predecessor period) and $239 million in net gains in 2006.

Accumulated other comprehensive income related to cash flow hedges at December 31, 2008 totaled $238 million in net losses (after-tax), substantially all of which relates to interest rate swaps. EFH Corp. expects that $112 million of net losses related to cash flow hedges included in accumulated other comprehensive income as of December 31, 2008 will be reclassified into net income during the next twelve months as the related hedged transactions affect net income.

20.	INVESTMENTS

The balance of investments consists of the following:

	Successor
	December 31, 2008	December 31, 2007
Nuclear decommissioning trust	$385	$484
Assets related to employee benefit plans, including employee savings programs, net of distributions	210	306
Land	44	44
Note receivable from Capgemini	—	25
Miscellaneous other	6	9

Total investments	$645	$868

Nuclear Decommissioning Trust

Investments in a trust that will be used to fund the costs to decommission the Comanche Peak nuclear generation plant are carried at fair value. Decommissioning costs are being recovered from Oncor’s customers as a delivery fee surcharge over the life of the plant and deposited in the trust fund. Net gains and losses on investments in the trust fund are offset by a corresponding adjustment to a regulatory asset/liability. A summary of investments in the fund follows:

	Successor
	December 31, 2008
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities	$203	$4	$(14)	$193
Equity securities	181	46	(35)	192

Total	$384	$50	$(49)	$385

	Successor
	December 31, 2007
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities	$193	$3	$(1)	$195
Equity securities	168	129	(8)	289

Total	$361	$132	$(9)	$484

(a)	Includes realized gains and losses of securities sold.

Debt securities held at December 31, 2008 mature as follows: $73 million in one to five years, $33 million in five to ten years and $87 million after ten years.

Assets Related to Employee Benefit Plans

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. EFH Corp. pays the premiums and is the beneficiary of these life insurance policies. As of December 31, 2008 and 2007, the face amount of these policies totaled $481 million and $540 million, and the net cash surrender values totaled $155 million and $189 million, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at fair value.

21.	NOTICE OF TERMINATION OF OUTSOURCING ARRANGEMENTS

In connection with the closing of the Merger, EFH Corp., TCEH and Oncor commenced a review, under the change of control provision, of certain outsourcing arrangements with Capgemini Energy LP (Capgemini), Capgemini America, Inc. and Capgemini North America, Inc. (collectively, CgE). During the fourth quarter of 2008, EFH Corp. and TCEH executed a Separation Agreement with CgE. Simultaneous with the execution of that Separation Agreement, Oncor entered into a substantially similar Separation Agreement with CgE. The Separation Agreements principally provide for (i) notice of termination of each of the Master Framework Agreements, dated as of May 17, 2004, as each has been amended, between Capgemini and each of TCEH and Oncor and the related service agreements under each of the Master Framework Agreements and (ii) termination of the joint venture arrangements between EFH Corp. (and its applicable subsidiaries) and CgE. Under the Master Framework Agreements and related services agreements, Capgemini provides to EFH Corp. and its subsidiaries outsourced support services, including information technology, customer care and billing, human resources, procurement and certain finance and accounting activities.

Each Separation Agreement acts as a notice of termination under the applicable Master Framework Agreement and the related services agreements. As a result of the “change of control” of EFH Corp. that occurred as a result of the Merger, each of TCEH and Oncor had the contractual right to terminate, without penalty, its Master Framework Agreement. Each of TCEH and Oncor has elected to exercise such right. Consistent with the Master Framework Agreements, to provide for an orderly transition of the services, the Separation Agreements require that Capgemini provide termination assistance services until the services are transitioned back to EFH Corp. and/or to another service provider. The Separation Agreements provide that the services be transitioned by December 31, 2010 (June 30, 2011, in the case of the information technology services). Each Master Framework Agreement will actually terminate when these termination assistance services are completed. EFH Corp. (or its applicable subsidiary) previously provided a termination notice to Capgemini in respect of human resources services and customer care and revenue management services for TXU Energy.

The Separation Agreements provide for the termination of the joint venture arrangement between EFH Corp. (and its applicable subsidiaries) and CgE. As a result, during the fourth quarter of 2008:

•

the 2.9% limited partnership interest in Capgemini owned by a subsidiary of EFH Corp. was redeemed in exchange for the termination of the license that was granted by a subsidiary of EFH Corp. to Capgemini at the time the Master Framework Agreements were executed in order for Capgemini to use certain information technology assets primarily consisting of capitalized software to provide services to EFH Corp. and third parties;

•

EFH Corp. received approximately $70 million in exchange for the termination of a purchase option agreement pursuant to which subsidiaries of EFH Corp. had the right to “put” to Capgemini (and Capgemini had the right to “call” from a subsidiary of EFH Corp.) EFH Corp.’s 2.9% limited partnership interest in Capgemini and the licensed assets upon the expiration of the Master Framework Agreements in 2014 or, in some circumstances, earlier, and

•	Capgemini repaid $25 million (plus accrued interest) representing all amounts owed by Capgemini under the working capital loan provided by EFH Corp. in July 2004.

Under the Separation Agreements, the parties also entered into a mutual release of all claims under the Master Framework Agreements and related services agreements and the joint venture agreements, subject to certain defined exceptions, resulting in EFH Corp. receiving $10 million in cash settlement.

The carrying value of the partnership interest was $2.9 million, and the carrying value of the purchase option was $177 million prior to the application of purchase accounting (recorded as a noncurrent asset). The effects of the termination of the outsourcing arrangements, including an accrual of $66 million for incremental costs to exit and transition the services, were included in the final purchase price allocation (see Note 2).

22.	PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFIT (OPEB) PLANS

EFH Corp. is the plan sponsor of the EFH Retirement Plan (Retirement Plan), which provides benefits to eligible employees of consolidated subsidiaries (participating employers). The Retirement Plan is a qualified defined benefit pension plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code) and is subject to the provisions of ERISA. Employees are eligible to participate in the Retirement Plan upon their completion of one year of service and the attainment of age 21. The Retirement Plan provides benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs. Effective October 1, 2007, all new employees, with the exception of employees hired by Oncor, are not eligible to participate in the Retirement Plan. New hires at Oncor are eligible to participate in the Cash Balance Formula of the Retirement Plan. It is EFH Corp.’s policy to fund the plans on a current basis to the extent deductible under existing federal tax regulations.

EFH Corp. also has supplemental unfunded retirement plans for certain employees whose retirement benefits cannot fully be earned under the qualified Retirement Plan, the information for which is included below.

EFH Corp. offers health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. For employees retiring on or after January 1, 2002, the retiree contributions required for such coverage vary based on a formula depending on the retiree’s age and years of service.

Regulatory Recovery of Pension and OPEB Costs

In June 2005, an amendment to PURA relating to pension and OPEB costs was enacted by the Legislature of the State of Texas. This amendment provides for the recovery by Oncor of pension and OPEB costs for all applicable former employees of the regulated predecessor integrated electric utility, which in addition to Oncor’s own employees consists largely of active and retired personnel engaged in TCEH’s activities, related to service of those additional personnel prior to the deregulation and disaggregation of EFH Corp.’s businesses effective January 1, 2002. The amendment additionally authorizes Oncor to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings. Amounts deferred are ultimately subject to regulatory approval. Amounts recorded as a regulatory asset totaled $15 million and $20 million in 2008 and 2007, respectively.

Pension and OPEB Costs Recognized as Expense

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Pension costs under SFAS 87	$21	$(1)	$34	$66
OPEB costs under SFAS 106	58	11	49	81

Total benefit costs	79	10	83	147
Less amounts deferred principally as a regulatory asset or property	(42)	(8)	(43)	(84)

Net amounts recognized as expense	$37	$2	$40	$63

Consistent with SFAS 87, EFH Corp. uses the calculated value method to determine the market-related value of the assets held in its trust. EFH Corp. includes the realized and unrealized gains or losses in the market-related value of assets over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan, and investment income and is decreased for benefit payments and expenses for that year.

Detailed Information Regarding Pension Benefits

The following information is based on December 31, 2008 and 2007, October 10, 2007 and December 31, 2006 measurement dates:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Assumptions Used to Determine Net Periodic Pension Cost:
Discount rate	6.55%	6.45%	5.90%	5.75%
Expected return on plan assets	8.25%	8.75%	8.75%	8.75%
Rate of compensation increase	3.70%	3.44%	3.44%	3.32%

Components of Net Pension Cost:
Service cost	$36	$10	$30	$42
Interest cost	148	36	107	136
Expected return on assets	(165)	(47)	(119)	(147)
Amortization of prior service cost	1	—	1	3
Amortization of net loss	1	—	15	32
Recognized curtailment loss	—	—	—	—

Net periodic pension cost	$21	$(1)	$34	$66

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Net loss (gain)	$204	$20	$(52)
Transition obligation (asset)	—	—	—
Prior service cost (credit)	—	—	—
Amortization of net loss (gain)	—	—	(3)
Amortization of transition obligation (asset)	—	—	—
Amortization of prior service cost	—	—	(1)
Reclassification to regulatory asset	(6)
Purchase accounting adjustment	(10)	—	49

Total recognized in other comprehensive income	$188	$20	$(7)

Total recognized in net periodic benefit cost and other comprehensive income	$209	$19	$27

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Assumptions Used to Determine Benefit Obligations:
Discount rate	6.90%	6.55%	6.45%	5.90%
Rate of compensation increase	3.75%	3.70%	3.44%	3.44%

	Successor
	Year Ended December 31, 2008	Year Ended December 31, 2007
Change in Pension Obligation:
Projected benefit obligation at beginning of year	$2,335	$2,457
Service cost	36	40
Interest cost	148	143
Plan amendments	—	—
Actuarial (gain) loss	(58)	(184)
Benefits paid	(124)	(121)
Settlements	—	—

Projected benefit obligation at end of year	$2,337	$2,335

Accumulated benefit obligation at end of year	$2,203	$2,219

Change in Plan Assets:
Fair value of assets at beginning of year	$2,108	$2,090
Actual return (loss) on assets	(412)	136
Employer contributions	164	4
Benefits paid	(124)	(122)
Settlements	—	—

Fair value of assets at end of year	$1,736	$2,108

Funded Status:
Projected pension benefit obligation	$(2,337)	$(2,335)
Fair value of assets	1,736	2,108

Funded status at end of year	$(601)	$(227)

	Successor
	Year Ended December 31, 2008	Year Ended December 31, 2007
Amounts Recognized in the Balance Sheet Consist of:
Other noncurrent assets (a)	$10	$9
Other current liabilities	(4)	(4)
Other noncurrent liabilities	(607)	(232)

Net liability recognized	$(601)	$(227)

Amounts Recognized in Accumulated Other Comprehensive Income under SFAS 158 Consist of:
Net loss	$208	$20
Prior service cost	—	—

Net amount recognized	$208	$20

Amounts Recognized as Regulatory Assets under SFAS 158 Consist of:
Net loss	$387	$65
Prior service cost	1	2

Net amount recognized	$388	$67

(a)	Amounts represent overfunded plans.

The following table provides information regarding pension plans with projected benefit obligation (PBO) and accumulated benefit obligation (ABO) in excess of the fair value of plan assets.

	Successor
	December 31, 2008	December 31, 2007
Pension Plans with PBO and ABO in Excess Of Plan Assets:
Projected benefit obligations	$2,332	$2,330
Accumulated benefit obligation	2,199	2,214
Plan assets	1,721	2,094

Asset Allocations

The weighted-average asset allocations of pension plans by asset category are as follows:

	Successor
Asset Type	Allocation of Plan Assets 2008	Allocation of Plan Assets 2007	Target Allocation Ranges	Expected Long-Term Returns
US equities	31.7%	42.1%	30%-65%	9.7%
International equities	12.7%	20.0%	5%-20%	10.5%
Fixed income	54.0%	36.1%	15%-70%	6.8%
Real estate	1.6%	1.8%	0%-10%	8.0%

	100.0%	100.0%		8.25%

Detailed Information Regarding Postretirement Benefits Other Than Pensions

The following OPEB information is based on December 31, 2008 and 2007, October 10, 2007 and December 31, 2006 measurement dates:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Assumptions Used to Determine Net Periodic Benefit Cost:
Discount rate	6.55%	6.45%	5.90%	5.75%
Expected return on plan assets	7.90%	8.67%	8.67%	8.67%

Components of Net Postretirement Benefit Cost:
Service cost	$10	$3	$9	$13
Interest cost	59	14	41	60
Expected return on assets	(20)	(6)	(15)	(21)
Amortization of net transition obligation	1	—	1	1
Amortization of prior service cost/(credit)	(1)	—	(2)	(3)
Amortization of net loss	9	—	15	31

Net periodic OPEB cost	$58	$11	$49	$81

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Net loss (gain)	$1	$36	$(16)
Transition obligation (asset)	—	—	—
Prior service cost (credit)	—	—	—
Amortization of net loss (gain)	—	—	—
Amortization of transition obligation (asset)	—	—	—
Amortization of prior service cost	—	—	1
Reclassification to regulatory asset	(28)
Purchase accounting adjustment	(1)	—	13

Total recognized in other comprehensive income	$(28)	$36	$(2)

Total recognized in net periodic benefit cost and other comprehensive income	$30	$47	$47

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Assumptions Used to Determine Benefit Obligations at Period End:
Discount rate	6.85%	6.55%	6.45%	5.90%

	Successor
	Year Ended December 31, 2008	Year Ended December 31, 2007
Change in Postretirement Benefit Obligation:
Benefit obligation at beginning of year	$928	$948
Service cost	10	12
Interest cost	59	55
Participant contributions	16	17
Medicare Part D reimbursement	4	4
Actuarial (gain)/loss	(35)	(46)
Benefits paid	(63)	(62)

Benefit obligation at end of year	$919	$928

Change in Plan Assets:
Fair value of assets at beginning of year	$260	$251
Actual return (loss) on assets	(54)	10
Employer contributions	35	40
Participant contributions	16	17
Medicare Part D reimbursement	4	4
Benefits paid	(63)	(62)

Fair value of assets at end of year	$198	$260

Funded Status:
Benefit obligation	$(919)	$(928)
Fair value of assets	198	260

Funded status at end of year	$(721)	$(668)

	Successor
	Year Ended December 31, 2008	Year Ended December 31, 2007
Amounts Recognized on the Balance Sheet Consist of:
Other noncurrent liabilities	$(721)	$(668)

Amounts Recognized in Accumulated Other Comprehensive Income under SFAS 158 Consist of:
Net loss	$7	$36
Prior service cost credit	—	—
Net transition obligation	—	—

Net amount recognized	$7	$36

Amounts Recognized as Regulatory Assets under SFAS 158 Consist of:
Net loss	$174	$115
Prior service cost credit	(8)	(10)
Net transition obligation	5	6

Net amount recognized	$171	$111

The following tables provide information regarding the assumed health care cost trend rates.

	Successor
	December 31, 2008	December 31, 2007
Assumed Health Care Cost Trend Rates—Not Medicare Eligible:

Health care cost trend rate assumed for next year	8.64%	7.95%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2017	2013

Assumed Health Care Cost Trend Rates—Medicare Eligible:

Health care cost trend rate assumed for next year	8.32%	8.55%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2017	2013

	1-Percentage Point Increase	1-Percentage Point Decrease
Sensitivity Analysis of Assumed Health Care Cost Trend Rates:
Effect on accumulated postretirement obligation Obligation	$104	$(87)
Effect on postretirement benefits cost	9	(8)

Asset Allocations—

The weighted average asset allocations of the OPEB plan by asset category are as follows:

	Allocation of Plan Assets
Asset Type	December 31, 2008	December 31, 2007
US equities	43.4%	52.6%
International equities	6.7%	10.3%
Fixed income	49.0%	36.2%
Real estate	0.9%	0.9%

	100.0%	100.0%

Plan Type	Expected Long-Term Returns
401(h) accounts	8.28%
Life Insurance VEBA	7.32%
Union VEBA	7.32%
Non-Union VEBA	4.00%
Insurance Continuation Reserve	4.00%

7.64%

Investment Strategy

The investment objective of the Retirement Plan is to provide an adequate long-term return on existing assets and future contributions in order to meet the future benefit obligations of EFH Corp. The EFH Retirement Committee sets asset allocation targets incorporate the timing of future benefits payments and changes in pension legislation, along with asset class risk and return characteristics. The strategy of the OPEB plan is to follow the Retirement Plan strategy, while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses.

The fixed income assets are diversified by sector and security and maintain an average quality rating of at least “A” (as determined by a major ratings agency such as Moody’s). The duration of the fixed income assets was lengthened in the fourth quarter of 2008 to match the duration of the liabilities. The equity assets are diversified by size, style and country with a conservative bias toward value securities.

Expected Long-Term Rate of Return on Assets Assumption

EFH Corp. determined the long-term rate of return for each asset class based on historical asset class returns, current market conditions, rate of inflation, current prospects for economic growth, and taking into account the diversification benefits of investing in multiple asset classes. The expected return for each asset class was then weighted, based on the target asset allocation, to develop the 8.25% expected long-term rate of return on assets assumption for the portfolio.

Assumed Discount Rate

EFH Corp. selected the assumed discount rate using the Hewitt Top Quartile yield curve based on actual corporate bond yields for AA or better rated bonds at the measurement date as reported by either Moody’s or S&P.

Amortization in 2009

In 2009, EFH Corp. estimates amortization of the net actuarial loss, prior service cost, and transition obligation (asset) for the defined benefit pension plan from accumulated other comprehensive income into net periodic benefit cost will be $7 million, $0.8 million and zero, respectively. EFH Corp. estimates amortization of the net actuarial loss, prior service credit, and transition obligation for the OPEB plan from accumulated other comprehensive income into net periodic benefit cost will be $12 million, $2 million and $1 million, respectively.

Contributions in 2009

Estimated funding for calendar year 2009 totals $81 million for the Retirement Plan and $22 million for the OPEB plan.

Future Benefit Payments

Estimated future benefit payments to beneficiaries are as follows:

	Successor
	2009	2010	2011	2012	2013	2014-18
Pension benefits	$129	$135	$143	$153	$161	$934
OPEB	$50	$55	$58	$61	$64	$365
Medicare Part D subsidies received	$(6)	$(8)	$(9)	$(9)	$(10)	$(61)

Thrift Plan

Employees of EFH Corp. and its consolidated subsidiaries may participate in a qualified savings plan, the Thrift Plan. This plan is a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. The Thrift Plan included an employee stock ownership component until October 10, 2007. Under the terms of the Thrift Plan, employees who do not earn more than the IRS threshold compensation limit used to determine highly compensated employees may contribute, through pre-tax salary deferrals and/or after-tax payroll deductions, the lesser of 75% of their regular salary or wages or the maximum amount permitted under applicable law. Employees who earn more than such threshold may contribute from 1% to 16% of their regular salary or wages. Employer matching contributions are also made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Retirement Plan. Prior to January 1, 2006, employer matching contributions were invested in EFH Corp. common stock. Effective January 1, 2006 through October 10, 2007, employees could reallocate or transfer all or part of their accumulated or future employer matching contributions to any of the plan’s other investment options. As of October 10, 2007, employer matching contributions are made in cash and may be allocated by participants to any of the plan’s investment options. See Note 17 for additional information related to the Thrift Plan.

23.	STOCK-BASED COMPENSATION PLANS AND PAYMENTS

Successor—EFH Corp. 2007 Stock Incentive Plan

In December 2007, EFH Corp. established the 2007 Stock Incentive Plan for Key Employees of EFH Corp. and its Affiliates (2007 SIP). Incentive awards under the 2007 SIP may be granted to directors and officers and qualified managerial employees of EFH Corp. or its subsidiaries or affiliates in the form of non-qualified stock options, stock appreciation rights, restricted shares, deferred shares, shares of common stock, the opportunity to purchase shares of common stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of EFH Corp.’s shares of common stock. The 2007 SIP permits the grant of awards for 72 million shares of common stock, subject to adjustments under applicable laws for certain events, such as a change in control, and no such grants may be issued after December 26, 2017. Shares related to grants that are forfeited, terminated, cancelled, expire unexercised, withheld to satisfy tax withholding obligations, or are repurchased by the Company are available for new grants under the 2007 SIP.

Under the terms of the 2007 SIP, options to purchase 33.1 million and 19.5 million shares of EFH Corp. common stock were issued to certain management employees in 2008 and December 2007, respectively. The options provide the holder the right to purchase EFH Corp. common stock for $5.00 per share. Vested awards must be exercised within 10 years of the grant date. The terms of the options were fixed at grant date.

Stock Options—The stock option awards under the 2007 SIP consist of two types of stock options. One-half of the options awarded vest solely based upon continued employment over a specific period of time, generally five years, with the options vesting ratably on an annual basis over the period (“Time-Based Options”). One-half of the options awarded vest based upon both continued employment and the achievement of a predetermined level of EFH Corp. EBITDA over time, generally ratably over five years based upon annual EBITDA levels, with provisions for vesting if the annual levels are not achieved but cumulative two- or three-year total EBITDA levels are achieved (“Performance-Based Options”). The Performance-Based Options may also vest in part or in full upon the occurrence of certain specified liquidity events. All options remain exercisable for ten years from the date of grant. Prior to vesting, expenses are recorded if the achievement of the EBITDA levels is probable, and amounts recorded are adjusted or reversed if the probability of achievement of such levels changes. Probability of vesting is evaluated at least each quarter.

The fair value of the Time-Based and Performance-Based Options granted was estimated using the Black-Scholes option pricing model and the assumptions noted in the table below. Since EFH Corp. is a private company, expected volatility is based on actual historical experience of comparable publicly-traded companies for a term corresponding to the expected life of the options. The expected life represents the period of time that options granted are expected to be outstanding and is calculated using the simplified method prescribed by the SEC Staff Accounting Bulletin No. 107. The simplified method was used since EFH Corp. does not have stock option history upon which to base the estimate of the expected life and data for similar companies was not reasonably available. The risk-free rate is based on the US Treasury security with terms equal to the expected life of the option as of the grant date.

	Successor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007
Assumptions	Time-Based Options		Performance-Based Options
Expected volatility	30% - 33%	30%	30% - 33%	30%
Expected annual dividend	—	—	—	—
Expected life (in years)	6.0 - 6.5	6.4	5.0 - 7.3	5.4 - 7.4
Risk-free rate	1.51% - 3.50%	3.81%	1.35% - 3.64%	3.92%

The weighted average grant-date fair value of the Time-Based Options granted in 2008 and December 2007 was $1.89 and $1.92 per option, respectively. The weighted-average grant-date fair value of the Performance-Based Options granted in 2008 and December 2007 ranged from $1.73 to $2.25 and $1.74 to $2.09, respectively, depending upon the performance period.

Compensation expense for Time-Based Options is based on the grant-date fair value and recognized over the vesting period as employees perform services. During 2008 and the 2007 Successor period, approximately $11.9 million and less than $100,000, respectively, was recognized as expense for Time-Based Options.

As of December 31, 2008, there was approximately $36.8 million of unrecognized compensation expense related to nonvested Time-Based Options, which is expected to be recognized ratably over a remaining weighted-average period of approximately four years.

A summary of Time-Based Options activity is presented below:

	Year Ended December 31, 2008			Period from October 11, 2007 through December 31, 2007
Options	Options (millions)	Weighted Average Exercise Price	Aggregate Intrinsic Value (millions)	Options (millions)	Weighted Average Exercise Price	Aggregate Intrinsic Value (millions)
Total outstanding at beginning of period	9.8	$5.00	$—	—	$—	$—
Granted	16.8	5.00	—	9.8	5.00	—
Exercised	—	—	—	—	—	—
Forfeited	(2.0)	5.00	—	—	—	—

Total outstanding at end of period (weighted average remaining term of 9 and 10 years)	24.6	5.00	—	9.8	5.00	—
Exercisable at end of period (weighted average remaining term of 9 and 10 years)	(4.7)	5.00	—	—	—	—
Expected forfeitures	(0.4)	5.00	—	(0.5)	5.00	—

Expected to vest at end of period (weighted average remaining term of 9 and 10 years)	19.5	5.00	—	9.3	5.00	—

	Year Ended December 31, 2008		Period from October 11, 2007 through December 31, 2007
Nonvested Options	Options (millions)	Grant-Date Fair Value	Options (millions)	Grant-Date Fair Value
Total nonvested at beginning of period	9.8	$1.92	—	$—
Granted	16.8	1.89	9.8	1.92
Vested	(4.7)	1.80	—	—
Forfeited	(2.0)	1.92	—	—

Total nonvested at end of period	19.9	2.05	9.8	1.92

Compensation expense for Performance-Based Options is based on the grant-date fair value and recognized over the requisite performance and service periods for each tranche of options depending upon the achievement of financial performance, or if certain liquidity events occur, as discussed above. Expense recognized in 2008 for Performance-Based Options totaled $8.1 million. No amounts were expensed in the 2007 Successor period for Performance-Based Options because the performance period for the first tranche of the options did not begin until January 1, 2008.

As of December 31, 2008, there was approximately $39.4 million of unrecognized compensation expense related to nonvested Performance-Based Options, which EFH Corp. could record as an expense over a remaining weighted-average period of approximately four years, subject to the achievement of financial performance being probable. Pursuant to an amendment to the 2007 SIP Plan terms in February 2009, a total of 4.8 million Performance-Based Options related to the period ended December 31, 2008 were declared vested in recognition that the established 2008 EBITDA target was substantially achieved.

A summary of Performance-Based Options activity is presented below:

	Year Ended December 31, 2008			Period from October 11, 2007 through December 31, 2007
Options	Options (millions)	Weighted Average Exercise Price	Aggregate Intrinsic Value (millions)	Options (millions)	Weighted Average Exercise Price	Aggregate Intrinsic Value (millions)
Outstanding at beginning of period	9.8	$5.00	$—	—	$—	$—
Granted	16.2	5.00	—	9.8	5.00	—
Exercised	—	—	—	—	—	—
Forfeited	(2.1)	5.00	—	—	—	—

Total outstanding at end of period (weighted average remaining term of 9 and 10 years)	23.9	5.00	—	9.8	5.00	—
Exercisable at end of period (weighted average remaining term of 9 and 10 years)	—	—	—	—	—	—
Expected forfeitures	(0.5)	5.00	—	(0.5)	5.00	—

Expected to vest at end of period (weighted average remaining term of 9 and 10 years)	23.4	5.00	—	9.3	5.00	—

	Year Ended December 31, 2008		Period from October 11, 2007 through December 31, 2007
Nonvested Options	Options (millions)	Grant-Date Fair Value	Options (millions)	Grant-Date Fair Value
Total nonvested at beginning of period	9.8	$1.74 – 2.09	—	$—
Granted	16.2	1.73 – 2.25	9.8	1.74 – 2.09
Vested	—	—	—	—
Forfeited	(2.1)	1.74 – 2.09	—	—

Total nonvested at end of period	23.9	1.73 – 2.21	9.8	1.74 – 2.09

Other Share and Share-Based Awards—In 2008, EFH Corp. granted 2.4 million deferred share awards, each of which represents the right to receive one share of EFH Corp. stock, to certain management employees who agreed to forego share-based awards that vested at the Merger date. The deferred share awards are fully vested and are payable in cash or stock upon the earlier of change of control or separation of service. No expense was recorded in 2008 related to these awards. An additional 1.2 million deferred share awards were granted to certain management employees in 2008, approximately half of which are payable in cash or stock and the balance payable in stock; these awards vest over periods of one to five years, and $2.2 million in expense was recorded in 2008 to recognize the vesting. Deferred share awards that are payable in cash or stock are accounted for as liability awards; therefore, the effects of changes in value of EFH Corp. shares are recognized in earnings.

EFH Corp. granted 1.7 million shares of EFH Corp. stock in 2008, and 1.0 million shares in 2007, to board members and other non-employees. The shares vest over periods of one to two years, and a portion may be settled in cash. Expense recognized in 2008 and 2007 related to these grants totaled $8.2 million and $1 million, respectively.

Stock Appreciation Rights—In 2008, Oncor established the Oncor Electric Delivery Company LLC Stock Appreciation Rights Plan (the SARs Plan) under which certain employees of Oncor and its subsidiaries may be granted stock appreciation rights (SARs) payable in cash, or in some circumstances, Oncor units. Two types of SARs may be granted under the SARs Plan. Time-based SARs (Time SARs) vest solely based upon continued employment ratably on an annual basis on each of the first five anniversaries of the grant date. Performance-based SARs (Performance SARs) vest based upon both continued employment and the achievement of a predetermined level of Oncor EBITDA over time, generally ratably over five years based upon annual Oncor EBITDA levels, with provisions for vesting if the annual levels are not achieved but cumulative two- or three-year total Oncor EBITDA levels are achieved. Time and Performance SARs may also vest in part or in full upon the occurrence of certain specified liquidity events and are exercisable only upon the occurrence of certain specified liquidity events. Since the exercisability of the Time and Performance SARs is conditioned upon the occurrence of a liquidity event, compensation expense will not be recorded until it is probable that a liquidity event will occur. Generally, awards under the SARs Plan terminate on the tenth anniversary of the grant, unless the participant’s employment is terminated earlier under certain circumstances.

In February 2009, Oncor implemented a similar plan for primarily non-employee members of Oncor’s board of directors. The terms and conditions are similar to the SARs Plan with the exception that SARs granted to non-employee board members vest in eight equal quarterly installments over a two-year period.

SARs are generally payable in cash based on the fair market value of the SAR on the date of exercise. During 2008, Oncor granted 13.9 million SARs under the SARs Plan, of which 1.4 million Time SARs were vested at December 31, 2008. Pursuant to an amendment to the SARs Plan in February 2009, a total of 1.4 million Performance-SARs related to the period ended December 31, 2008 were declared vested in recognition that the established 2008 EBITDA target was substantially achieved. There were no SARs eligible for exercise at December 31, 2008.

Predecessor

Under its shareholder-approved long-term incentive plans, EFH Corp. provided discretionary awards to qualified management employees payable in its common stock. As presented below, the awards generally vested over a three-year period and the number of shares ultimately earned was based on the performance of the EFH Corp.’s stock over the vesting period.

	Awards Granted in 2007	Awards Granted in 2006
Vesting period	Three years	Three years

Potential share pay-out as a percent of initial number of awards granted	0% to 100% (a)	0% to 175% (a)

Basis for pay-out percentage—actual EFH Corp. three-year share return compared to:	Share returns of companies comprising the S&P 500 Electric Utilities Index	50% of award—threshold EFH Corp. share returns 50% of award—share returns of companies comprising the S&P 500 Electric Utilities Index and S&P 500 Multi-Utilities Index (a)

Award type	Performance units payable in EFH Corp. stock upon vesting	Performance units payable in EFH Corp. stock upon vesting

(a)	For a small number of employees under employment agreements, potential share pay-out as a percent of initial number of awards granted was 0% to 200%, and the number of shares distributed was based 100% on EFH Corp.’s total share return over the vesting period compared to the total returns of companies comprising the Standard & Poor’s 500 Electric Utilities Index.

In addition, EFH Corp. established restrictions that limited certain employees’ opportunities to liquidate vested awards. For both restricted stock and performance unit awards, dividends over the vesting periods were converted to equivalent shares of EFH Corp. common stock to be distributed upon vesting.

The determination of the fair value of stock-based compensation awards at grant date was based on a Monte Carlo simulation. The more significant assumptions used in this valuation process were as follows:

•

Expected volatility of the stock price of EFH Corp. and peer group companies—expected volatility was determined based on historical stock price volatilities using daily stock price returns for the three years prior to the grant date.

•	The dividend rate for EFH Corp. and peer group companies was based on the observed dividend payments over the twelve months prior to grant date.

•	Risk-free rate (three-year US Treasury securities) during the three year vesting period.

•

Discount for liquidation restrictions—this factor estimated the discount for lack of marketability of vested awards due to the anticipated time for the approval and issuance of the awards, the black-out period immediately after the grant and additional holding requirements imposed on senior executives. This discount was determined based on an estimation of the cost of a protective put at the award date and is calculated using the Black-Scholes option pricing model using expected volatility assumptions based on historical and implied volatility as discussed above and a risk-free rate of return over the option period.

•

For the 2007 grant, change-in-control and no-change-in-control scenarios were considered. The change-in-control scenario was based on three different change-in-control dates each assigned projected probabilities. The change-in-control value was probability weighted with the value assuming no change of control

Assumptions	Period from January 1, 2007 through October 10, 2007	2006
Expected volatility	29% – 30%	29%
Expected annual dividend	—	$1.65
Risk-free rate	4.8% – 4.9%	4.83%
Discount for liquidity restrictions	0% – 4.8%	6.4% – 11.1%

Effective with the 1997 merger of ENSERCH Corporation (subsequently TXU Gas) and EFH Corp., outstanding options for ENSERCH Corporation common stock were exchanged for 1,065,826 options for EFH Corp. common stock (TXU Gas Stock Option Plan). The weighted average exercise price for outstanding options at the beginning of 2006 was $11.95 and the weighted average exercise price for forfeited/expired options was $11.95. All options were granted on or before August 5, 1997 and expired on or before February 16, 2006. No further options may be granted under this plan.

The following table presents information about Predecessor stock-based compensation plans.

	Performance Unit Awards	Stock Options under TXU Gas Plan
Number of awards:
Balance—December 31, 2005	5,285,982	1,520

Granted in 2006	1,052,222	—
Forfeited/expired	(523,946)	(1,520)
Vested/exercised	(1,563,918)	—

Balance—December 31, 2006	4,250,340	—

Granted in period from January 1, 2007 to October 10, 2007	474,000
Forfeited/expired	(41,492)
Vested/exercised	(4,682,848)

Balance at Merger closing date	—

Weighted average fair value—Period from January 1, 2007 through October 10, 2007
Outstanding—Beginning of year	$23.60
Granted	$67.08
Forfeited	$36.24
Vested	$28.30
Outstanding—October 10, 2007	$—

Weighted average fair value of awards granted in 2006	$42.35
Period from January 1, 2007 to October 10, 2007	$67.08

The table above reflects the weighted average fair value of the awards on grant date.

Reported expense related to the awards totaled $27 million ($18 million after-tax) in both the period from January 1, 2007 through October 10, 2007 and year ended December 31, 2006. Such expenses are reported in SG&A expense, except for immaterial amounts capitalized.

The fair value of awards that vested in the period from January 1, 2007 through October 10, 2007 and the year ended 2006 totaled $613 million and $210 million, respectively, based on the vesting date share prices.

Under the terms of the Merger Agreement, all outstanding Performance Unit awards were deemed to be vested at the date of the Merger. See Note 2.

24.	FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies in situations where other accounting pronouncements either permit or require fair value measurements, including purchase accounting and impairment testing of goodwill, indefinite-lived intangible assets and long-lived assets. SFAS 157 does not require any new fair value measurements. However, SFAS 157 supersedes a previous accounting rule that prohibited the recognition of day one gains or losses on derivative instruments unless the fair value of those instruments were derived from an observable market price. Additionally, SFAS 157 requires an entity to take its own credit risk (nonperformance risk) into consideration when measuring the fair value of liabilities. EFH Corp. adopted SFAS 157 effective with the closing of the Merger.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. With the adoption of SFAS 157, EFH Corp. uses a “mid-market” valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of its assets and liabilities subject to fair value measurement under SFAS 133 and other accounting rules that require such measurement on a recurring basis. EFH Corp. primarily uses the market approach for recurring fair value measurements and uses valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

EFH Corp. categorizes its assets and liabilities recorded at fair value based upon the following fair value hierarchy established by SFAS 157:

•

Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. EFH Corp.’s Level 1 assets and liabilities normally include exchange traded commodity contracts. For example, EFH Corp. has a significant number of derivatives that are NYMEX futures and swaps transacted through clearing brokers for which the pricing is actively quoted.

•

Level 2 valuations use inputs other than actively quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. EFH Corp.’s Level 2 assets and liabilities utilize over the counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs. For example, EFH Corp.’s Level 2 assets and liabilities include forward commodity positions at locations for which over-the-counter broker quotes are available.

•

Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. EFH Corp. uses the most meaningful information available from the market combined with its own internally developed valuation methodologies to develop its best estimate of fair value. For example, certain derivative assets or liabilities are derived from pricing models that utilize multiple inputs to the valuations, including inputs that are not observable or easily corroborated through other means.

EFH Corp. utilizes several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis. These methods include, among others, the use of broker quotes and statistical relationships between different price curves.

In utilizing broker quotes, EFH Corp. attempts to obtain multiple quotes from brokers that are active in the commodity markets in which it participates (and requires at least one quote from two brokers to determine a pricing input as observable); however, not all pricing inputs are quoted by brokers. The number of broker quotes that EFH Corp. receives for certain pricing inputs varies depending on the depth of the trading market, each individual broker’s publication policy, recent trading volume shifts and various other factors. Broker quotes received are generally reliable estimates of actively traded markets. In addition, for valuation of interest rate hedges, EFH Corp. uses a combination of dealer provided market valuations (generally non-binding) and Bloomberg valuations based on month-end interest rate curves and standard rate swap valuation models.

Certain derivatives and financial instruments are valued utilizing option pricing models that take into consideration multiple inputs including commodity prices, volatility factors, discount rates and other inputs. Additionally, when there is not a sufficient amount of observable market data, valuation models are developed that incorporate proprietary views of market factors. Those valuation models are generally used in developing long-term forward price curves for certain commodities. EFH Corp. believes that development of such curves is consistent with industry practice; however, the fair value measurements resulting from such curves are classified as Level 3.

With respect to amounts presented in the following fair value hierarchy table, the fair value measurement of an asset or liability (e.g. a contract) is required under SFAS 157 to fall in its entirety in one level, based on the lowest level input that is significant to the fair value measurement. Certain assets and liabilities would be classified in Level 2 instead of Level 3 of the hierarchy except for the effects of credit reserves and non-performance risk adjustments, respectively. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability being measured.

At December 31, 2008, assets and liabilities measured at fair value on a recurring basis consisted of the following:

	Successor
	Level 1	Level 2	Level 3 (a)	Total
Assets:
Commodity-related contracts	$1,010	$2,061	$283	$3,354
Interest rate swaps	—	142	—	142
Nuclear decommissioning trust (b)	109	276	—	385

Total assets	$1,119	$2,479	$283	$3,881

Liabilities:
Commodity-related contracts	$1,288	$1,274	$355	$2,917
Interest rate swaps	—	2,086	—	2,086

Total liabilities	$1,288	$3,360	$355	$5,003

(a)	Level 3 assets and liabilities consist primarily of more complex long-term power purchases and sales agreements, including longer-term wind and other power purchase and sales contracts and certain natural gas positions in the long-term hedging program.
(b)	EFH Corp.’s nuclear decommissioning trust investment is included in the Investments line on the balance sheet.

At December 31, 2007, assets and liabilities measured at fair value on a recurring basis consisted of the following:

	Successor
	Level 1	Level 2	Level 3	Reclassification (a)	Total
Assets:
Commodity-related contracts	$511	$683	$148	$23	$1,365
Interest rate swaps	—	8	—	—	8
Nuclear decommissioning trust (b)	165	319	—	—	484

Total assets	$676	$1,010	$148	$23	$1,857

Liabilities:
Commodity-related contracts	$559	$2,372	$321	$23	$3,275
Interest rate swaps	—	324	—	—	324

Total liabilities	$559	$2,696	$321	$23	$3,599

(a)	Represents the effects of reclassification of the assets and liabilities to conform to the balance sheet presentation of current and long-term assets and liabilities.
(b)	EFH Corp.’s nuclear decommissioning trust investment is included in the Investments line on the balance sheet.

Commodity-related contracts consist primarily of natural gas and electricity derivative instruments entered into for hedging purposes and include physical contracts that have not been designated “normal” purchases or sales under SFAS 133.

Interest rate swaps consist largely of variable-to-fixed rate swap instruments that are economic hedges of interest on long-term debt, as well as interest rate basis swaps designed to further reduce fixed borrowing costs. See Note 15 for discussion of interest rate swaps.

Nuclear decommissioning trust assets represent securities held for the purpose of funding the future retirement and decommissioning of EFH Corp.’s nuclear generation units. These investments include equity, debt and other fixed-income securities consistent with investment rules established by the NRC and the PUCT.

The following table presents the changes in fair value of EFH Corp.’s Level 3 assets and liabilities (all related to commodity contracts) for the year ended December 31, 2008 and the period from October 11, 2007 through December 31, 2007:

	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007
Balance at December 31, 2008 and October 11, 2007, respectively (net liability)	$(173)	$(133)
Total realized and unrealized gains (losses) (a):
Included in net income (loss)	(12)	(112)
Included in other comprehensive income	7	7
Purchases, sales, issuances and settlements (net) (b)	(13)	14
Net transfers in and/or out of Level 3 (c)	119	51

Balance at end of period (net liability)	$(72)	$(173)

Net change in unrealized gains (losses) included in net income relating to instruments held at end of period (d)	$85	$(70)

(a)	Substantially all changes in values of commodity-related contracts are reported in the income statement in net gain (loss) from commodity hedging and trading activities.
(b)	Settlements represent reversals of unrealized mark-to-market valuations of these positions previously recognized in net income. Generally, purchases have no value at inception and subsequent changes in value from these transactions are reflected in unrealized gains and losses. Issuances represent new transactions valued at the assessment date.
(c)	Includes transfers due to changes in the observability of significant inputs. Transfers in are assumed to transfer in at the beginning of the quarter and transfers out at the end of the quarter, which is when the assessments were performed. Any changes in value during the period are reported as unrealized gains and losses in net gain (loss) from commodity hedging and trading activities.
(d)	Includes unrealized gains and losses related only to the periods in which the instrument was classified as a Level 3 asset or liability.

25.	FAIR VALUE OF NONDERIVATIVE FINANCIAL INSTRUMENTS

The carrying amounts and related estimated fair values of significant nonderivative financial instruments were as follows:

	Successor
	December 31, 2008		December 31, 2007
	Carrying Amount	Fair Value (a)	Carrying Amount	Fair Value (a)
On balance sheet assets (liabilities):
Long-term debt (including current maturities) (b): TCEH, EFH Corp., and other	$(35,860)	$(24,162)	$(35,154)	$(34,948)
Oncor	$(5,204)	$(4,990)	$(3,801)	$(3,948)

Total	$(41,064)	$(29,152)	$(38,955)	$(38,896)

Off balance sheet assets (liabilities):
Financial guarantees	$—	$(3)	$—	$(1)

(a)	Fair value determined in accordance with SFAS 157.
(b)	Excludes capital leases.

See Note 19 for discussion of accounting for financial instruments that are derivatives.

26.	RELATED PARTY TRANSACTIONS

Management Agreement

On October 10, 2007, in connection with the Merger, the Sponsor Group and Lehman Brothers Inc. entered into a management agreement with EFH Corp. (the Management Agreement), pursuant to which affiliates of the Sponsor Group will provide management, consulting, financial and other advisory services to EFH Corp. Pursuant to the Management Agreement, affiliates of the Sponsor Group are entitled to receive an aggregate annual management fee of $35 million, which amount will increase 2% annually, and reimbursement of out-of-pocket expenses incurred in connection with the provision of services pursuant to the Management Agreement. The Management Agreement will continue in effect from year to year, unless terminated upon a change of control of EFH Corp. or in connection with an initial public offering of EFH Corp. or if the parties mutually agree to terminate the Management Agreement. Pursuant to the Management Agreement, affiliates of the Sponsor Group and Lehman Brothers Inc. were paid transaction fees of $300 million for certain services provided in connection with the Merger and related transactions. A portion of these fees were included in the purchase price that was allocated to identifiable assets and liabilities as part of purchase accounting, and the remainder were reported as deferred financing costs. In addition, the Management Agreement provides that the

Sponsor Group will be entitled to receive a fee equal to a percentage of the gross transaction value in connection with certain subsequent financing, acquisition, disposition, merger combination and change of control transactions, as well as a termination fee based on the net present value of future payment obligations under the Management Agreement in the event of an initial public offering or under certain other circumstances. The fee under the Management Agreement totaled $35 million for the year ended December 31, 2008 and $8 million for the period from October 11, 2007 to December 31, 2007, of which $35 million and $8 million was paid in 2008 and the 2007 period, respectively. The fee is reported as SG&A expense in Corporate and Other operations.

At the closing of the Merger, TCEH entered into the TCEH Senior Secured Facilities and Oncor entered into a revolving credit facility, each with syndicates of financial institutions and other lenders. These syndicates included affiliates of GS Capital Partners, which is a member of the Sponsor Group. Affiliates of GS Capital Partners and Kohlberg Kravis Roberts & Co. L.P. (a member of the Sponsor Group) have from time-to-time engaged in commercial banking and financial advisory transactions with EFH Corp. or its subsidiaries in the normal course of business.

Affiliates of Goldman Sachs & Co. are party to certain commodity and interest rate hedging transactions with EFH Corp. or its subsidiaries in the normal course of business.

From time to time affiliates of the Sponsor Group may acquire debt or debt securities issued by EFH Corp. or its subsidiaries in open market transactions or through loan syndications.

27.	SEGMENT INFORMATION

EFH Corp.’s operations are aligned into two reportable business segments: Competitive Electric and Regulated Delivery. The segments are managed separately because they are strategic business units that offer different products or services and involve different risks.

The Competitive Electric segment is engaged in competitive market activities consisting of electricity generation, the development and construction of new generation facilities, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales to residential and business customers, all largely in Texas. These activities are conducted principally by subsidiaries of TCEH. The results of this segment also include equipment salvage and resale activities related to the eight cancelled coal-fueled generation units.

The Regulated Delivery segment is engaged in regulated electricity transmission and distribution operations in Texas. These activities are conducted by Oncor, including its wholly owned bankruptcy-remote financing subsidiary, and also include certain revenues and costs associated with installation of equipment that will facilitate Oncor’s technology initiatives.

Corporate and Other represents the remaining nonsegment operations consisting primarily of discontinued operations, general corporate expenses and interest on EFH Corp. and EFC Holdings debt.

The accounting policies of the business segments are the same as those described in the summary of significant accounting policies in Note 1. EFH Corp. evaluates performance based on income from continuing operations. EFH Corp. accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Operating Revenues
Competitive Electric	$9,787	$1,671	$6,884	$9,396
Regulated Delivery	2,580	532	1,987	2,449
Corp. and Other	37	11	37	49
Eliminations	(1,040)	(220)	(864)	(1,191)

Consolidated	$11,364	$1,994	$8,044	$10,703

Regulated Revenues—Included in Operating Revenues
Competitive Electric	$—	$—	$—	$—
Regulated Delivery	2,580	532	1,987	2,449
Corp. and Other	—	—	—	—
Eliminations	(1,001)	(208)	(824)	(1,139)

Consolidated	$1,579	$324	$1,163	$1,310

Affiliated Revenues—Included in Operating Revenues
Competitive Electric	$7	$2	$5	$8
Regulated Delivery	1,001	208	824	1,139
Corp. and Other	32	10	35	44
Eliminations	(1,040)	(220)	(864)	(1,191)

Consolidated	$—	$—	$—	$—

Depreciation and Amortization
Competitive Electric	$1,092	$315	$253	$334
Regulated Delivery	492	96	366	476
Corp. and Other	26	4	15	20
Eliminations	—	—	—	—

Consolidated	$1,610	$415	$634	$830

Equity in Earnings (Losses) of Unconsolidated Subsidiaries (a)
Competitive Electric	$(10)	$(2)	$(5)	$(10)
Regulated Delivery	(4)	(1)	(2)	(4)
Corp. and Other	(5)	(1)	(4)	(19)
Eliminations	19	4	10	19

Consolidated	$—	$—	$(1)	$(14)

Interest Income
Competitive Electric	$61	$10	$271	$202
Regulated Delivery	45	12	44	58
Corp. and Other	100	42	106	91
Eliminations	(179)	(40)	(365)	(305)

Consolidated	$27	$24	$56	$46

Interest Expense and Related Charges
Competitive Electric	$4,010	$609	$357	$388
Regulated Delivery	317	70	242	286
Corp. and Other	787	200	437	461
Eliminations	(179)	(40)	(365)	(305)

Consolidated	$4,935	$839	$671	$830

Income Tax Expense (Benefit)
Competitive Electric	$(450)	$(656)	$306	$1,239
Regulated Delivery	221	30	160	170
Corp. and Other	(242)	(47)	(157)	(146)
Eliminations	—	—	—	—

Consolidated	$(471)	$(673)	$309	$1,263

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Income (loss) from Continuing Operations
Competitive Electric	$(8,929)	$(1,245)	$722	$2,363
Regulated Delivery	(486)	63	265	344
Corp. and Other	(583)	(179)	(288)	(242)
Eliminations	—	—	—	—

Consolidated	$(9,998)	$(1,361)	$699	$2,465

Investment in Equity Investees
Competitive Electric	$(2)	$(1)		$—
Regulated Delivery	—	—		—
Corp. and Other	—	—		1
Eliminations	—	—		—

Consolidated	$(2)	$(1)		$1

Total assets (b) (c)
Competitive Electric	$43,061	$49,297		$20,289
Regulated Delivery	15,772	15,458		10,709
Corp. and Other	3,526	2,992		1,676
Eliminations	(3,096)	(2,943)		(5,458)

Consolidated	$59,263	$64,804		$27,216

Capital Expenditures
Competitive Electric	$1,914	$530	$1,901	$1,330
Regulated Delivery	882	153	555	840
Corp. and Other	16	1	7	10
Eliminations	—	—	—	—

Consolidated	$2,812	$684	$2,463	$2,180

(a)	Amounts invested in equity investees were not material in any period presented.
(b)	Assets by segment exclude investments in affiliates.
(c)	The total assets shown above reflect the change in presentation related to EFH Corp.’s adoption of FSP FIN 39-1 as discussed in Note 1. Such change in presentation resulted in an increase of $1.020 billion and $1.383 billion in EFH Corp.’s total assets and total liabilities as of December 31, 2007 and 2006, respectively, as compared to amounts previously reported in the 2007 Form 10-K.

28.	SUPPLEMENTARY FINANCIAL INFORMATION

Regulated Versus Unregulated Operations

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Operating revenues
Regulated	$2,580	$532	$1,987	$2,449
Unregulated	9,824	1,682	6,921	9,445
Intercompany sales eliminations—regulated	(1,001)	(208)	(824)	(1,139)
Intercompany sales eliminations—unregulated	(39)	(12)	(40)	(52)

Total operating revenues	11,364	1,994	8,044	10,703
Fuel, purchased power and delivery fees— unregulated (a)	(4,595)	(644)	(2,381)	(2,784)
Net gain (loss) from commodity hedging and trading activities—unregulated	2,184	(1,492)	(554)	153
Operating costs—regulated	(828)	(182)	(637)	(770)
Operating costs—unregulated	(675)	(124)	(470)	(603)
Depreciation and amortization—regulated	(492)	(96)	(366)	(476)
Depreciation and amortization—unregulated	(1,118)	(319)	(268)	(354)
Selling, general and administrative expenses— regulated	(164)	(45)	(134)	(172)
Selling, general and administrative expenses— unregulated	(793)	(171)	(557)	(647)
Franchise and revenue-based taxes—regulated	(255)	(62)	(198)	(262)
Franchise and revenue-based taxes—unregulated	(108)	(31)	(84)	(128)
Other income	80	14	69	121
Other deductions	(10,161)	(61)	(841)	(269)
Interest income	27	24	56	46
Interest expense and other charges	(4,935)	(839)	(671)	(830)

Income (loss) from continuing operations before income taxes	$(10,469)	$(2,034)	$1,008	$3,728

(a)	Includes unregulated cost of fuel consumed of $1,604 in 2008, $255 million in the period from October 11, 2007 through December 31, 2007, $868 million in the period from January 1, 2007 through October 10, 2007 and $927 million in 2006. The balance represents energy purchased for resale and delivery fees net of intercompany eliminations.

The operations of the Competitive Electric segment are included above as unregulated, as the ERCOT wholesale and retail electricity markets are open to competition. However, retail pricing to residential customers in EFH Corp.’s historical service territory was subject to certain price controls until December 31, 2006.

Interest Expense and Related Charges

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Interest	$3,548	$800	$732	$861
Unrealized mark-to-market net loss on interest rate swaps	1,477	—	—	—
Amortization of fair value debt discounts resulting from purchase accounting	75	17	—	—
Amortization of debt issuance cost and discounts	146	81	19	16
Capitalized interest, primarily related to generation facility and regulated utility asset construction	(311)	(59)	(80)	(47)

Total interest expense and related charges	$4,935	$839	$671	$830

Restricted Cash

	Successor
	At December 31, 2008		At December 31, 2007
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Amounts related to TCEH’s Letter of Credit Facility (See Note 15)	$—	$1,250	$—	$1,250
Amounts related to margin deposits held	4	—	—	—
Pollution control revenue bond funds held by trustee (See Note 15)	—	—	—	29
Amounts related to securitization (transition) bonds	51	17	56	17

Total restricted cash	$55	$1,267	$56	$1,296

Inventories by Major Category

	Successor
	December 31, 2008	December 31, 2007
Materials and supplies	$199	$174
Fuel stock	162	138
Natural gas in storage	65	93

Total inventories	$426	$405

Property, Plant and Equipment

	Successor
	December 31, 2008	December 31, 2007
Competitive Electric:
Generation and mining	$16,954	$17,069
Nuclear fuel (net of accumulated amortization of $235 and $47)	433	451
Other assets	16	22
Regulated Delivery:
Transmission	3,626	3,388
Distribution	8,429	8,036
Other assets	166	106
Corporate and Other	138	124

Total	29,762	29,196
Less accumulated depreciation	5,321	4,076

Net of accumulated depreciation	24,441	25,120
Construction work in progress:
Competitive Electric	4,852	3,358
Regulated Delivery	213	170
Corporate and Other	16	2

Total construction work in progress	5,081	3,530

Property, plant and equipment—net	$29,522	$28,650

Assets related to capitalized leases included above totaled $167 million at December 31, 2008 and $161 million at December 31, 2007, net of accumulated depreciation.

Asset Retirement Obligations

These liabilities primarily relate to nuclear generation plant decommissioning, land reclamation related to lignite mining, removal of lignite/coal-fueled plant ash treatment facilities and generation plant asbestos removal and disposal costs. There is no earnings impact with respect to the recognition of the asset retirement costs for nuclear decommissioning, as all costs are recoverable through the regulatory process as part of Oncor’s rates.

The following table summarizes the changes to the asset retirement liability, reported in other noncurrent liabilities and deferred credits in the balance sheet, during the years ended December 31, 2008 and 2007:

Asset retirement liability at January 1, 2007	$585
Additions:
Accretion—January 1, 2007 through October 10, 2007	29
Accretion—October 11, 2007 through December 31, 2007	11
Purchase accounting adjustment	176
Reductions:
Mining reclamation cost adjustments	(2)
Mining reclamation payments—January 1, 2007 through October 10, 2007	(19)
Mining reclamation payments—October 11, 2007 through December 31, 2007	(7)

Asset retirement liability at December 31, 2007	$773

Additions:
Accretion	48
Incremental mining reclamation costs	59
Reductions:
Payments, essentially all mining reclamation	(21)

Asset retirement liability at December 31, 2008	$859

Regulatory Assets and Liabilities

	Successor
	December 31, 2008	December 31, 2007
Regulatory assets
Generation-related regulatory assets securitized by transition bonds	$865	$967
Employee retirement costs	659	265
Self-insurance reserve (primarily storm recovery costs)	214	149
Nuclear decommissioning cost under-recovery	127	—
Securities reacquisition costs	97	105
Recoverable deferred income taxes—net	77	84
Employee severance costs	20	20
Other	12	3

Total regulatory assets	2,071	1,593

Regulatory liabilities
Credit due REPs under PUCT stipulation	—	72
Committed spending for demand-side management initiatives	96	100
Investment tax credit and protected excess deferred taxes	49	55
Over-collection of securitization (transition) bond revenues	28	34
Nuclear decommissioning cost over-recovery	—	13
Other regulatory liabilities	6	14

Total regulatory liabilities	179	288

Net regulatory assets	$1,892	$1,305

Regulatory assets that have been reviewed and approved by the PUCT and are not earning a return totaled $1.021 billion and $997 million at December 31, 2008 and 2007, respectively, including the generation-related regulatory assets securitized by transition bonds that have a remaining recovery period of approximately eight years. As part of purchase accounting, the carrying value of the generation-related regulatory assets was reduced by $213 million, and this amount is being accreted to other income over the approximate nine-year recovery period remaining as of the date of the Merger. See Note 8 for discussion of effects on regulatory assets and liabilities of the stipulation approved by the PUCT.

As of December 31, 2008, regulatory assets totaling $913 million have not been reviewed by the PUCT but are deemed by management to be probable of recovery.

Other Noncurrent Liabilities and Deferred Credits

The balance of other noncurrent liabilities and deferred credits consists of the following:

	Successor
	December 31, 2008	December 31, 2007
Uncertain tax positions (including accrued interest) (Note 10)	$1,780	$1,939
Retirement plan and other employee benefits	1,451	1,076
Asset retirement obligations	859	773
Unfavorable purchase and sales contracts	727	751
Liabilities related to subsidiary tax sharing agreement	299	—
Other	89	111

Total other noncurrent liabilities and deferred credits	$5,205	$4,650

Unfavorable Purchase and Sales Contracts—Unfavorable purchase and sales contracts primarily represent the extent to which contracts on a net basis were unfavorable to market prices as of the date of the Merger. These are contracts for which: 1) TCEH has made the “normal” purchase or sale election allowed or 2) the contract did not meet the definition of a derivative under SFAS 133. Under purchase accounting, TCEH recorded the value as of October 10, 2007 as a deferred credit. Amortization of the deferred credit related to unfavorable contracts is primarily on a straight-line basis, which approximates the economic realization, and is recorded as revenues or a reduction of purchased power costs as appropriate. The amortization amount totaled $30 million in 2008 and $5 million in the 2007 Successor period. Favorable purchase and sales contracts are recorded as intangible assets (see Note 3).

The estimated amortization of unfavorable purchase and sales contracts for each of the five succeeding fiscal years from December 31, 2008 is as follows:

Year	Successor Amount

2009	$27
2010	27
2011	27
2012	27
2013	26

Liabilities Related to Subsidiary Tax Sharing Agreement—Amount represents the noncontrolling interests’ portion of the previously recorded net deferred tax liabilities of Oncor. Upon the sale of noncontrolling interests in Oncor (see Note 18), Oncor became a partnership for US federal income tax purposes, and the temporary differences which gave rise to the deferred taxes will, over time, become taxable to the noncontrolling interests. Under a tax sharing agreement among Oncor and its equity holders, Oncor reimburses the equity holders for income taxes as the partnership earnings become taxable to the equity holders. Accordingly, as the temporary differences become taxable, the equity holders will be reimbursed by Oncor. In the unlikely event such amounts are not reimbursed under the tax sharing agreement, it is probable they would be reimbursed to rate payers.

Supplemental Cash Flow Information

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Cash payments (receipts) related to continuing operations:
Interest paid	$3,495	$496	$674	$870
Capitalized interest	(311)	(59)	(80)	(47)

Interest paid (net of capitalized interest)	3,184	437	594	823
Income taxes	(204)	—	271	220
Noncash investing and financing activities:
Below market values of power sales agreements (a)	—	—	264	—
Noncash construction expenditures (b)	183	211	210	228
Promissory note issued in conjunction with acquisition of mining-related assets	—	—	65	—
Capital leases	16	—	52	—
Noncash capital contribution from Texas Holdings	—	23	—	—

(a)	Multi-year power sales agreement entered into with Alcoa Inc. and recorded as part of the construction work-in-process asset balance for the Sandow 5 coal-fueled generation unit.
(b)	Represents end-of-period accruals.

29.	SUPPLEMENTAL GUARANTOR CONDENSED FINANCIAL INFORMATION

On October 31, 2007, EFH Corp. refinanced the entire $4.5 billion outstanding under its Senior Unsecured Interim Facility obtained to finance the Merger with $2.0 billion 10.875% Senior Notes Due 2017 and $2.5 billion 11.25%/12.00% Senior Toggle Notes Due 2017 (collectively, the EFH Corp. Notes). The EFH Corp. Notes are unconditionally guaranteed by EFC Holdings and Intermediate Holding, 100% owned subsidiaries of EFH Corp. (collectively, the Guarantors) on an unsecured basis. The guarantees issued by the Guarantors are full and unconditional, joint and several guarantees of the EFH Corp. Notes. The guarantees rank equally with any senior unsecured indebtedness of the Guarantors and rank effectively junior to all of the secured indebtedness of the Guarantors to the extent of the assets securing that indebtedness. All other subsidiaries of EFH Corp., either direct or indirect, do not guarantee the EFH Corp. Notes (collectively, the Non-Guarantors). The EFH Corp. Indenture contains certain restrictions, subject to certain exceptions, on EFH Corp.’s ability to pay dividends or make investments.

The following tables have been prepared in accordance with Regulation S-X Rule 3-10, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered” in order to present the condensed consolidating statements of income and cash flows of EFH Corp. (the Parent/Issuer), the Guarantors and the Non-Guarantors for the year ended December 31, 2008, the period from October 11, 2007 through December 31, 2007, the period from January 1, 2007 through October 10, 2007 and the year ended December 31, 2006 and the consolidating balance sheets as of December 31, 2008 and 2007 of the Parent/Issuer, the Guarantors and the Non-Guarantors. Investments in consolidated subsidiaries are accounted for under the equity method. The presentations reflect the application of SEC Staff Accounting Bulletin Topic 5-J, Push Down Basis of Accounting Required in Certain Limited Circumstances, including the effects of the push down of the $4.5 billion EFH Corp. Notes to the Guarantors (see Notes 15 and 16).

EFH Corp. (Parent) received dividends from its consolidated subsidiaries totaling $329 million, $1.461 billion and $1.198 billion for the year ended December 31, 2008, the period from January 1, 2007 through October 10, 2007 and the year ended December 31, 2006, respectively. EFH Corp. also received a distribution of $1.253 billion indirectly from Oncor as discussed in Note 17. No dividends were received during the period from October 11, 2007 through December 31, 2007. See Note 17.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Income

For the Year Ended December 31, 2008

(millions of dollars)

	Successor
	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$11,364	$—	$11,364
Fuel, purchased power costs and delivery fees	—	—	(4,595)	—	(4,595)
Net gain from commodity hedging and trading activities	—	—	2,184	—	2,184
Operating costs	—	—	(1,503)	—	(1,503)
Depreciation and amortization	—	—	(1,610)	—	(1,610)
Selling, general and administrative expenses	(105)	—	(852)	—	(957)
Franchise and revenue-based taxes	—	1	(364)	—	(363)
Impairment of goodwill	—	—	(8,860)	—	(8,860)
Other income	—	—	80	—	80
Other deductions	(22)	—	(1,279)	—	(1,301)
Interest income	168	7	147	(295)	27
Interest expense and related charges	(919)	(537)	(4,298)	819	(4,935)

Income (loss) from continuing operations before income taxes and equity earnings of subsidiaries	(878)	(529)	(9,586)	524	(10,469)

Income tax (expense) benefit	291	180	176	(176)	471

Equity earnings of subsidiaries	(9,251)	(9,184)	—	18,435	—

Net loss	(9,838)	(9,533)	(9,410)	18,783	(9,998)
Net loss attributable to noncontrolling interests	—	—	160	—	160
Net loss attributable to EFH Corp.	$(9,838)	$(9,533)	$(9,250)	$18,783	$(9,838)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Income

For the Period from October 11, 2007 through December 31, 2007

(millions of dollars)

	Successor
	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$1,994	$—	$1,994
Fuel, purchased power costs and delivery fees	—	—	(644)	—	(644)
Net loss from commodity hedging and trading activities	—	—	(1,492)	—	(1,492)
Operating costs	—	—	(306)	—	(306)
Depreciation and amortization	—	—	(416)	1	(415)
Selling, general and administrative expenses	(17)	—	(198)	(1)	(216)
Franchise and revenue-based taxes	(1)	—	(92)	—	(93)
Other income	—	—	14	—	14
Other deductions	(54)	—	(7)	—	(61)
Interest income	54	6	32	(68)	24
Interest expense and related charges	(234)	(140)	(670)	205	(839)

Loss from continuing operations before income taxes and equity earnings of subsidiaries	(252)	(134)	(1,785)	137	(2,034)

Income tax benefit	53	28	637	(45)	673

Equity earnings of subsidiaries	(1,161)	(1,142)	—	2,303	—

Loss from continuing operations	(1,360)	(1,248)	(1,148)	2,395	(1,361)

Income from discontinued operations, net of tax effect	—	—	1	—	1

Net loss attributable to EFH Corp.	$(1,360)	$(1,248)	$(1,147)	$2,395	$(1,360)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Income

For the Period from January 1, 2007 through October 10, 2007

(millions of dollars)

	Predecessor
	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$8,044	$—	$8,044
Fuel, purchased power costs and delivery fees	—	—	(2,381)	—	(2,381)
Net loss from commodity hedging and trading activities	—	—	(554)	—	(554)
Operating costs	—	—	(1,107)	—	(1,107)
Depreciation and amortization	—	—	(634)	—	(634)
Selling, general and administrative expenses	(58)	—	(633)	—	(691)
Franchise and revenue-based taxes	—	(1)	(282)	1	(282)
Other income	8	1	60	—	69
Other deductions	(108)	—	(733)	—	(841)
Interest income	133	210	368	(655)	56
Interest expense and related charges	(566)	(192)	(567)	654	(671)

Income (loss) from continuing operations before income taxes and equity earnings of subsidiaries	(591)	18	1,581	—	1,008

Income tax (expense) benefit	235	(2)	(542)	—	(309)

Equity earnings of subsidiaries	1,077	1,554	—	(2,631)	—

Income from continuing operations	721	1,570	1,039	(2,631)	699

Income from discontinued operations, net of tax effect	2	—	22	—	24

Net income attributable to EFH Corp.	$723	$1,570	$1,061	$(2,631)	$723

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Income

For the Year Ended December 31, 2006

(millions of dollars)

	Predecessor
	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$10,703	$—	$10,703
Fuel, purchased power costs and delivery fees	—	—	(2,784)	—	(2,784)
Net gain from commodity hedging and trading activities	—	—	153	—	153
Operating costs	—	—	(1,373)	—	(1,373)
Depreciation and amortization	—	—	(830)	—	(830)
Selling, general and administrative expenses	(70)	—	(748)	(1)	(819)
Franchise and revenue-based taxes	(1)	—	(390)	1	(390)
Other income	15	—	106	—	121
Other deductions	(7)	—	(262)	—	(269)
Interest income	74	206	367	(601)	46
Interest expense and related charges	(609)	(136)	(703)	618	(830)

Income (loss) from continuing operations before income taxes and equity earnings of subsidiaries	(598)	70	4,239	17	3,728

Income tax (expense) benefit	214	(17)	(1,460)	—	(1,263)

Equity earnings of subsidiaries	2,936	2,792	—	(5,728)	—

Income from continuing operations	2,552	2,845	2,779	(5,711)	2,465

Income from discontinued operations, net of tax effect	—	—	87	—	87

Net income attributable to EFH Corp.	$2,552	$2,845	$2,866	$(5,711)	$2,552

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2008

(millions of dollars)

	Successor
	Parent/ Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Cash flows—operating activities:
Net loss	$(9,838)	$(9,533)	$(9,410)	$18,783	$(9,998)
Adjustments to reconcile loss to cash provided by (used in) operating activities:
Equity in losses of subsidiaries	9,251	9,184	—	(18,435)	—
Depreciation and amortization	55	23	2,014	(22)	2,070
Deferred income tax benefit—net	(44)	1	(434)	—	(477)
Impairment of goodwill	—	—	8,860	—	8,860
Impairment of trade name intangible asset	—	—	481	—	481
Impairment of emission allowances intangible assets	—	—	501	—	501
Impairment of natural gas-fueled generation units	—	—	229	—	229
Effect of Parent’s payment of interest on pushed down debt	—	502	—	(502)	—
Unrealized net gains from mark-to-market valuations of commodity positions	—	—	(2,329)	—	(2,329)
Unrealized net losses from mark-to-market valuations of interest rate swaps	—	—	1,477	—	1,477
Other, net	18	—	164	—	182
Changes in operating assets and liabilities:
Margin deposits—net	—	—	595	—	595
Other operating assets and liabilities	307	(1,101)	(1,316)	2,024	(86)

Cash provided by (used in) operating activities	(251)	(924)	832	1,848	1,505

Cash flows—financing activities:
Issuances of securities/long-term borrowings:
Long-term debt	—	—	3,185	—	3,185
Common stock	34	—	—	—	34
Retirements/repurchases of securities/long-term borrowings:
Long-term debt	(200)	(7)	(960)	—	(1,167)
Common stock	(3)	—	—	—	(3)
Change in short-term borrowings	—	—	(481)	—	(481)
Proceeds from sale of noncontrolling interests, net of transaction costs	1,253	1,253	1,253	(2,506)	1,253
Cash dividends paid	—	(329)	(329)	658	—
Change in advances—affiliates	205	7	—	(212)	—
Other, net	—	—	16	—	16

Cash provided by (used in) financing activities	1,289	924	2,684	(2,060)	2,837

Cash flows—investing activities:
Capital expenditures and nuclear fuel purchases	—	—	(2,978)	—	(2,978)
Investments held in money market fund	—	—	(142)	—	(142)
Proceeds from sale of environmental allowances and credits	—	—	39	—	39
Purchases of environmental allowances and credits	—	—	(34)	—	(34)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	1,623	—	1,623
Investments in nuclear decommissioning trust fund securities	—	—	(1,639)	—	(1,639)
Change in advances—affiliates	—	—	(212)	212	—
Other, net	5	—	192	—	197

Cash provided by (used in) investing activities	5	—	(3,151)	212	(2,934)

Net change in cash and cash equivalents	1,043	—	365	—	1,408
Cash and cash equivalents—beginning balance	32	—	249	—	281

Cash and cash equivalents—ending balance	$1,075	$—	$614	$—	$1,689

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

Period from October 11, 2007 through December 31, 2007

(millions of dollars)

	Successor
	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows—operating activities:
Net loss	$(1,360)	$(1,248)	$(1,147)	$2,395	$(1,360)
Income from discontinued operations, net of tax	—	—	(1)	—	(1)

Loss from continuing operations	(1,360)	(1,248)	(1,148)	2,395	(1,361)
Adjustments to reconcile income from continuing operations to cash provided by operating activities:
Equity in earnings of subsidiaries	1,161	1,142	—	(2,303)	—
Depreciation and amortization	12	4	556	(4)	568
Deferred income tax expense (benefit)— net	(357)	11	(390)	—	(736)
Impairments and other asset writedown charges	1	—	1	—	2
Unrealized net losses from mark-to-market valuations of commodity positions	—	—	1,556	—	1,556
Other, net	1	—	15	—	16
Changes in operating assets and liabilities:
Margin deposits—net	—	—	(614)	—	(614)
Other	712	(220)	(285)	(88)	119

Cash provided by (used in) operating activities of continuing operations	170	(311)	(309)	—	(450)

Cash flows—financing activities:
Issuance of securities:
Equity financing from Sponsor Group	8,236	—	—	—	8,236
Long-term debt	9,000	—	33,732	—	42,732
Retirements/repurchases of long-term debt	(5,522)	(4)	(9,869)	—	(15,395)
Change in short-term borrowings	—	—	(722)	—	(722)
Change in advances—affiliates	33	—	—	(33)	—
Contributions to parent	—	(21,000)	(21,000)	42,000	—
Other, net	(400)	1	(587)	—	(986)

Cash provided by (used in) financing activities	11,347	(21,003)	1,554	41,967	33,865

Cash flows—investing activities:
Acquisition of EFH Corp.	(32,694)	—	—	—	(32,694)
Contribution from subsidiaries	21,000	21,000	—	(42,000)	—
Capital expenditures and nuclear fuel	(2)	—	(705)	—	(707)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	831	—	831
Investments in nuclear decommissioning trust fund securities	—	—	(835)	—	(835)
Proceeds from letter of credit facility deposited with trustee	—	—	(1,250)	—	(1,250)
Change in advances—affiliates	—	314	(347)	33	—
Other, net	(3)	—	95	—	92

Cash provided by (used in) investing activities	(11,699)	21,314	(2,211)	(41,967)	(34,563)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows (cont.)

Period from October 11, 2007 through December 31, 2007

(millions of dollars)

	Successor
	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows—discontinued operations:
Operating activities	—	—	(7)	—	(7)
Financing activities	—	—	—	—	—
Investing activities	—	—	—	—	—

Cash used in discontinued operations	—	—	(7)	—	(7)

Net change in cash and equivalents	(182)	—	(973)	—	(1,155)
Cash and cash equivalents—beginning balance	214	—	1,222	—	1,436

Cash and cash equivalents—ending balance	$32	$—	$249	$—	$281

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

Period from January 1, 2007 through October 10, 2007

(millions of dollars)

	Predecessor
	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows—operating activities:
Net income	$723	$1,570	$1,061	$(2,631)	$723
Income from discontinued operations, net of tax	(2)	—	(22)	—	(24)

Income from continuing operations	721	1,570	1,039	(2,631)	699
Adjustments to reconcile income from continuing operations to cash provided by operating activities:
Equity in earnings of subsidiaries	(1,077)	(1,554)	—	2,631	—
Depreciation and amortization	—	—	684	—	684
Deferred income tax expense (benefit)— net	(67)	1	(45)	—	(111)
Impairments and other asset writedown charges	68	—	646	—	714
Unrealized net losses from mark-to-market valuations of commodity positions	—	—	722	—	722
Other, net	20	(1)	(5)	—	14
Changes in operating assets and liabilities:
Margin deposits—net	—	—	(569)	—	(569)
Other	1,464	1,452	118	(2,922)	112

Cash provided by operating activities of continuing operations	1,129	1,468	2,590	(2,922)	2,265

Cash flows—financing activities:
Issuance of securities:
Long-term debt	—	—	1,800	—	1,800
Common stock	1	—	—	—	1
Retirements/repurchases of securities:
Long-term debt	(1)	(13)	(431)	—	(445)
Common stock	(13)	—	—	—	(13)
Change in short-term borrowings	—	—	949	—	949
Cash dividends paid	(788)	(1,461)	(1,461)	2,922	(788)
Change in advances—affiliates	50	—	—	(50)	—
Other, net	(93)	—	(17)	—	(110)

Cash provided by (used in) financing activities	(844)	(1,474)	840	2,872	1,394

Cash flows—investing activities:
Capital expenditures and nuclear fuel	(70)	—	(2,447)	—	(2,517)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	602	—	602
Investments in nuclear decommissioning trust fund securities	—	—	(614)	—	(614)
Change in advances—affiliates	—	6	(56)	50	—
Other, net	(1)	—	247	—	246

Cash provided by (used in) investing activities	(71)	6	(2,268)	50	(2,283)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows (cont.)

Period from January 1, 2007 through October 10, 2007

(millions of dollars)

	Predecessor
	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows—discontinued operations:
Operating activities	—	—	35	—	35
Financing activities	—	—	—	—	—
Investing activities	—	—	—	—	—

Cash provided by discontinued operations	—	—	35	—	35

Net change in cash and equivalents	214	—	1,197	—	1,411
Cash and cash equivalents—beginning balance	—	—	25	—	25

Cash and cash equivalents—ending balance	$214	$—	$1,222	$—	$1,436

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2006

(millions of dollars)

	Predecessor
	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows—operating activities:
Net income	$2,552	$2,845	$2,866	$(5,711)	$2,552
Income from discontinued operations, net of tax	—	—	(87)	—	(87)

Income from continuing operations	2,552	2,845	2,779	(5,711)	2,465
Adjustments to reconcile income from continuing operations to cash provided by operating activities:
Equity in earnings of subsidiaries	(2,936)	(2,792)	—	5,728	—
Depreciation and amortization	—	—	893	—	893
Deferred income tax expense (benefit)—net	116	(9)	649	—	756
Impairments and other asset writedown charges	—	—	204	—	204
Unrealized net gains from mark-to-market valuations of commodity positions	—	—	(272)	—	(272)
Other, net	6	—	162	—	168
Changes in operating assets and liabilities:
Margin deposits—net	—	—	564	—	564
Other	482	1,528	892	(2,726)	176

Cash provided by operating activities of continuing operations	220	1,572	5,871	(2,709)	4,954

Cash flows—financing activities:
Issuance of securities:
Long-term debt	—	—	243	—	243
Common stock	180	—	—	—	180
Retirements/repurchases of securities:
Long-term debt	(911)	(6)	(774)	—	(1,691)
Common stock	(960)	—	—	—	(960)
Change in short-term borrowings	—	—	694	—	694
Cash dividends paid	(764)	(1,198)	(1,484)	2,682	(764)
Change in advances—affiliates	1,724	—	981	(2,705)	—
Other, net	(12)	—	(22)	—	(34)

Cash used in financing activities	(743)	(1,204)	(362)	(23)	(2,332)

Cash flows—investing activities:
Capital expenditures and nuclear fuel	(12)	—	(2,285)	—	(2,297)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	207	—	207
Investments in nuclear decommissioning trust fund securities	—	—	(223)	—	(223)
Change in advances—affiliates	—	(299)	(2,433)	2,732	—
Investment in collateral trust	533	—	(533)	—	—
Other, net	2	(69)	(284)	—	(351)

Cash provided by (used in) investing activities	523	(368)	(5,551)	2,732	(2,664)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows (cont.)

For the Year Ended December 31, 2006

(millions of dollars)

	Predecessor
	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows—discontinued operations:
Operating activities	—	—	30	—	30
Financing activities	—	—	—	—	—
Investing activities	—	—	—	—	—

Cash provided by discontinued operations	—	—	30	—	30

Net change in cash and equivalents	—	—	(12)	—	(12)
Cash and cash equivalents—beginning balance	—	—	37	—	37

Cash and cash equivalents—ending balance	$—	$—	$25	$—	$25

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

at December 31, 2008

(millions of dollars)

	Successor
	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,075	$—	$614	$—	$1,689
Investments held in money market fund	—	—	142	—	142
Restricted cash	—	—	55	—	55
Advances to parent	403	7	—	(410)	—
Trade accounts receivable—net	3	—	1,216	—	1,219
Income taxes receivable	—	—	128	(86)	42
Accounts receivable from affiliates	—	—	3	(3)	—
Notes receivable from affiliates	—	—	633	(633)	—
Inventories	—	—	426	—	426
Commodity and other derivative contractual assets	143	—	2,391	—	2,534
Accumulated deferred income taxes	—	—	80	(36)	44
Margin deposits related to commodity positions	—	—	439	—	439
Other current assets	6	—	159	—	165

Total current assets	1,630	7	6,286	(1,168)	6,755

Restricted cash	—	—	1,267	—	1,267
Investments	3,899	2,793	579	(6,626)	645
Property, plant and equipment—net	—	—	29,522	—	29,522
Notes receivable from affiliates	12	—	2,273	(2,285)	—
Goodwill	—	—	14,386	—	14,386
Intangible assets—net	—	—	2,993	—	2,993
Regulatory assets—net	—	—	1,892	—	1,892
Commodity and other derivative contractual assets	—	—	962	—	962
Accumulated deferred income taxes	575	6	—	(581)	—
Unamortized debt issuance costs and other noncurrent assets	130	111	711	(111)	841

Total assets	$6,246	$2,917	$60,871	$(10,771)	$59,263

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$—	$—	$1,237	$—	$1,237
Advances from affiliates	—	—	410	(410)	—
Long-term debt due currently	3	8	374	—	385
Trade accounts payable	8	—	1,135	—	1,143
Accounts payable to affiliates	—	3	—	(3)	—
Notes payable to affiliates	585	13	35	(633)	—
Commodity and other derivative contractual liabilities	178	—	2,730	—	2,908
Margin deposits related to commodity positions	—	—	525	—	525
Accumulated deferred income taxes	36	—	—	(36)	—
Accrued interest	110	87	413	(86)	524
Other current liabilities	111	—	587	(86)	612

Total current liabilities	1,031	111	7,446	(1,254)	7,334

Accumulated deferred income taxes	—	—	6,507	(581)	5,926
Investment tax credits	—	—	42	—	42
Commodity and other derivative contractual liabilities	—	—	2,095	—	2,095
Notes or other liabilities due affiliates	2,019	—	266	(2,285)	—
Long-term debt, less amounts due currently	6,340	4,597	34,401	(4,500)	40,838
Other noncurrent liabilities and deferred credits	388	1	4,817	(1)	5,205

Total liabilities	9,778	4,709	55,574	(8,621)	61,440

Equity:
EFH Corp. shareholders’ equity	(3,532)	(1,792)	3,942	(2,150)	(3,532)
Noncontrolling interests in subsidiaries	—	—	1,355	—	1,355

Total equity	(3,532)	(1,792)	5,297	(2,150)	(2,177)

Total liabilities and equity	$6,246	$2,917	$60,871	$(10,771)	$59,263

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

at December 31, 2007

(millions of dollars)

	Successor
	Parent/ Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$32	$—	$249	$—	$281
Restricted cash	—	—	56	—	56
Advances to parent	378	1	—	(379)	—
Trade accounts receivable—net	28	—	1,071	—	1,099
Income taxes receivable	—	44	366	(309)	101
Accounts receivable from affiliates	—	82	29	(111)	—
Notes receivable from affiliates	—	—	59	(59)	—
Inventories	—	—	405	—	405
Commodity and other derivative contractual assets	3	—	1,126	—	1,129
Accumulated deferred income taxes	—	1	76	(68)	9
Margin deposits related to commodity positions	—	—	513	—	513
Other current assets	253	—	123	—	376

Total current assets	694	128	4,073	(926)	3,969

Restricted cash	—	—	1,296	—	1,296
Investments	15,157	13,860	749	(28,898)	868
Property, plant and equipment—net	—	—	28,650	—	28,650
Notes receivable from affiliates	12	—	2,308	(2,320)	—
Goodwill	—	—	22,954	—	22,954
Intangible assets—net	—	—	4,365	—	4,365
Regulatory assets—net	—	—	1,305	—	1,305
Commodity and other derivative contractual assets	—	—	244	—	244
Accumulated deferred income taxes	478	19	—	(497)	—
Unamortized debt issuance costs and other noncurrent assets	144	132	986	(132)	1,130
Assets held for sale	—	—	23	—	23

Total assets	$16,485	$14,139	$66,953	$(32,773)	$64,804

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$—	$—	$1,718	$—	$1,718
Advances from affiliates	—	—	379	(379)	—
Long-term debt due currently	200	7	306	—	513
Trade accounts payable	6	—	898	—	904
Accounts payable to affiliates	110	—	—	(110)	—
Notes payable to affiliates	25	—	34	(59)	—
Commodity and other derivative contractual liabilities	38	—	1,108	—	1,146
Margin deposits related to commodity positions	—	—	5	—	5
Accumulated deferred income taxes	69	—	—	(69)	—
Accrued interest	114	87	422	(86)	537
Other current liabilities	556	—	586	(263)	879

Total current liabilities	1,118	94	5,456	(966)	5,702

Accumulated deferred income taxes	—	—	7,161	(497)	6,664
Investment tax credits	—	—	47	—	47
Commodity and other derivative contractual liabilities	—	—	2,453	—	2,453
Notes or other liabilities due affiliates	2,019	—	301	(2,320)	—
Long-term debt, less amounts due currently	6,288	4,603	32,212	(4,500)	38,603
Other noncurrent liabilities and deferred credits	375	—	4,275	—	4,650

Total liabilities	9,800	4,697	51,905	(8,283)	58,119

Shareholders’ equity	6,685	9,442	15,048	(24,490)	6,685

Total liabilities and shareholders’ equity	$16,485	$14,139	$66,953	$(32,773)	$64,804

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

2008 Form 10-K	EFH Corp.’s Annual Report on Form 10-K for the year ended December 31, 2008 as recast in a Current Report on Form 8-K filed on May 20, 2009 to reflect the adoption of SFAS 160

Adjusted EBITDA	Adjusted EBITDA means EBITDA adjusted to exclude non-cash items, unusual items and other adjustments allowable under certain of our debt arrangements. See the definition of EBITDA below. Adjusted EBITDA and EBITDA are not recognized terms under GAAP and, thus, are non-GAAP financial measures. We are providing Adjusted EBITDA in this Form 10-Q (see reconciliation in Exhibit 99(b) and 99(c)) solely because of the important role that Adjusted EBITDA plays in respect of the certain covenants contained in our debt arrangements. We do not intend for Adjusted EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Additionally, we do not intend for Adjusted EBITDA (or EBITDA) to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, our presentation of Adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.

Competitive Electric segment	Refers to the EFH Corp. business segment that consists principally of TCEH.

CREZ	Competitive Renewable Energy Zones

DOE	US Department of Energy

EBITDA	Refers to earnings (net income) before interest expense, income taxes, depreciation and amortization. See the definition of Adjusted EBITDA above.

EFC Holdings	Refers to Energy Future Competitive Holdings Company, a direct subsidiary of EFH Corp. and the direct parent of TCEH.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include TCEH and Oncor.

EPA	US Environmental Protection Agency

EPC	engineering, procurement and construction

ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of various electricity systems within Texas

FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting

FERC	US Federal Energy Regulatory Commission

FIN	Financial Accounting Standards Board Interpretation

FIN 46(R)	FIN No. 46 (Revised 2003), “Consolidation of Variable Interest Entities”

Fitch	Fitch Ratings, Ltd. (a credit rating agency)

FSP	FASB Staff Position

FSP SFAS 107-1 and APB 28-1	FSP SFAS No. 107-1 and Accounting Principles Board Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments”

FSP SFAS 115-2 and SFAS 124-2	FSP SFAS No. 115-2 and SFAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”

FSP SFAS 132(R)-1	FSP SFAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”

FSP SFAS 157-4	FSP SFAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”

GAAP	generally accepted accounting principles

GWh	gigawatt-hours

Intermediate Holding	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

IRS	US Internal Revenue Service

kWh	kilowatt-hours

LIBOR	London Interbank Offered Rate. An interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

Luminant	Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

market heat rate	Heat rate is a measure of the efficiency of converting a fuel source to electricity. The market heat rate is based on the price offer of the marginal supplier in Texas (generally natural gas plants) in generating electricity and is calculated by dividing the wholesale market price of electricity by the market price of natural gas.

Merger	The transaction referred to in “Merger Agreement” (defined immediately below) that was completed on October 10, 2007.

Merger Agreement	Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

MMBtu	million British thermal units

Moody’s	Moody’s Investors Services, Inc. (a credit rating agency)

MW	megawatts

MWh	megawatt-hours

NRC	US Nuclear Regulatory Commission

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings and an indirect subsidiary of EFH Corp., and/or its consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context, that is engaged in regulated electricity transmission and distribution activities.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct wholly-owned subsidiary, consolidated as a variable interest entity under FIN 46(R), of Intermediate Holding and the direct majority owner of Oncor.

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries, including Oncor.

OPEB	other postretirement employee benefits

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act

Purchase accounting	The purchase method of accounting for a business combination as prescribed by SFAS No. 141, “Business Combinations,” whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

Regulated Delivery segment	Refers to the EFH Corp. business segment, the substantial majority of which consists of the activities of Oncor.

REP	retail electric provider

RRC	Railroad Commission of Texas, which among other things, has oversight of lignite mining activity in Texas

S&P	Standard & Poor’s Ratings Services, a division of the McGraw Hill Companies Inc. (a credit rating agency)

SEC	US Securities and Exchange Commission

SFAS	Statement of Financial Accounting Standards issued by the FASB

SFAS 123(R)	SFAS No. 123 (revised 2004), “Share-Based Payment”

SFAS 132(R)	SFAS No. 132 (revised 2003), “Employers’ Disclosures About Pensions and Other Postretirement Benefits”

SFAS 133	SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended and interpreted

SFAS 140	SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125”

SFAS 142	SFAS No. 142, “Goodwill and Other Intangible Assets”

SFAS 157	SFAS No. 157, “Fair Value Measurements”

SFAS 160	SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”

SFAS 161	SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement No. 133”

SFAS 165	SFAS No. 165, “Subsequent Events”

SFAS 166	SFAS No. 166, “Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140”

SFAS 167	SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”

SFAS 168	SFAS No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles”

SG&A	selling, general and administrative

Sponsor Group	Collectively, the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co. (See Texas Holdings below.)

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFC Holdings and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context, that is engaged in electricity generation, wholesale and retail energy markets and development and construction activities. Its major subsidiaries include Luminant and TXU Energy.

TCEH Finance	Refers to TCEH Finance, Inc., a direct, wholly-owned subsidiary of TCEH, formed for the sole purpose of serving as co-issuer with TCEH of certain debt securities.

TCEH Senior Secured Facilities	Refers collectively to the TCEH Initial Term Loan Facility, TCEH Delayed Draw Term Loan Facility, TCEH Revolving Credit Facility, TCEH Letter of Credit Facility and TCEH Commodity Collateral Posting Facility. See Note 4 to Financial Statements for details of these facilities.

TCEQ	Texas Commission on Environmental Quality

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a Delaware limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

Texas Transmission	Refers to Texas Transmission Investment LLC, a Delaware limited liability company that purchased a 19.75% equity interest in Oncor in November 2008. It is not affiliated with EFH Corp., any of its subs or any member of the Sponsor Group.

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

TXU Gas	TXU Gas Company, a former subsidiary of EFH Corp.

US	United States of America

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Operating revenues	$2,342	$2,951	$4,481	$5,305
Fuel, purchased power costs and delivery fees	(700)	(1,416)	(1,301)	(2,237)
Net gain (loss) from commodity hedging and trading activities	(248)	(4,727)	880	(6,293)
Operating costs	(395)	(390)	(783)	(748)
Depreciation and amortization	(423)	(390)	(830)	(785)
Selling, general and administrative expenses	(270)	(247)	(516)	(464)
Franchise and revenue-based taxes	(79)	(81)	(165)	(167)
Impairment of goodwill (Note 2)	—	—	(90)	—
Other income (Note 13)	13	15	26	29
Other deductions (Note 13)	(7)	(26)	(18)	(42)
Interest income	11	8	12	13
Interest expense and related charges (Note 13)	(431)	(831)	(1,096)	(1,674)

Income (loss) before income taxes	(187)	(5,134)	600	(7,063)

Income tax (expense) benefit	48	1,803	(285)	2,463

Net income (loss)	(139)	(3,331)	315	(4,600)

Net income attributable to noncontrolling interests	(16)	—	(28)	—

Net income (loss) attributable to EFH Corp.	$(155)	$(3,331)	$287	$(4,600)

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(millions of dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Net income (loss)	$(139)	$(3,331)	$315	$(4,600)

Other comprehensive income (loss), net of tax effects:
Reclassification of pension and other retirement benefit costs (net of tax expense of $— in all periods)	—	1	—	1

Cash flow hedges:
Net increase (decrease) in fair value of derivatives (net of tax (expense) benefit of $—, $(208), $9 and $23)	1	385	(16)	(43)
Derivative value net loss related to hedged transactions recognized during the period and reported in net income (loss) (net of tax benefit of $17, $13, $32 and $23)	32	24	58	42

Total effect of cash flow hedges	33	409	42	(1)

Total adjustments to net income (loss)	33	410	42	—

Comprehensive income (loss) operations	(106)	(2,921)	357	(4,600)

Comprehensive income attributable to noncontrolling interests	(16)	—	(28)	—

Comprehensive income (loss) attributable to EFH Corp.	$(122)	$(2,921)	$329	$(4,600)

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

(Unaudited)

(millions of dollars)

	Six Months Ended June 30,
	2009	2008
Cash flows—operating activities:
Net income (loss)	$315	$(4,600)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	1,129	1,037
Deferred income tax expense (benefit)	223	(2,533)
Impairment of goodwill (Note 2)	90	—
Unrealized net (gains) losses from mark-to-market valuations of commodity positions	(710)	6,363
Unrealized net gains from mark-to-market valuations of interest rate swaps	(665)	—
Bad debt expense	41	34
Stock-based incentive compensation expense	12	10
Other—net	(3)	1
Changes in operating assets and liabilities:
Margin deposits—net	98	(2,003)
Deferred advanced metering system revenues (Note 13)	37	—
Other operating assets and liabilities	(63)	(209)

Cash provided by (used in) operating activities	504	(1,900)

Cash flows—financing activities:
Issuances of long-term debt/securities
Pollution control revenue bonds	—	242
Other long-term debt (Note 4)	435	762
Common stock	—	34
Repayments/repurchases of long-term debt/securities:
Pollution control revenue bonds	—	(242)
Other long-term debt (Note 4)	(228)	(363)
Common stock	—	(1)
Increase in short-term borrowings (Note 4)	205	3,015
Contributions from noncontrolling interests	32	—
Distributions paid to noncontrolling interests	(17)	—
Debt discount, financing and reacquisition expenses	(4)	(6)
Other—net	21	22

Cash provided by financing activities	444	3,463

Cash flows—investing activities:
Capital expenditures	(1,256)	(1,480)
Nuclear fuel purchases	(87)	(84)
Redemption of investment held in money market fund	142	—
Investment posted with counterparty (Note 4)	(400)	—
Reduction of restricted cash related to pollution control revenue bonds	—	29
Reduction of restricted cash related to letter of credit facility (Note 4)	115	—
Transfer of cash collateral to custodian account	3	(179)
Other changes in restricted cash	11	8
Proceeds from sale of assets	1	46
Proceeds from sale of environmental allowances and credits	7	28
Purchases of environmental allowances and credits	(14)	(17)
Proceeds from sales of nuclear decommissioning trust fund securities	2,231	475
Investments in nuclear decommissioning trust fund securities	(2,238)	(482)
Cost to remove retired property	(21)	(17)
Other	28	19

Cash used in investing activities	(1,478)	(1,654)

Net change in cash and cash equivalents	(530)	(91)
Cash and cash equivalents—beginning balance	1,689	281

Cash and cash equivalents—ending balance	$1,159	$190

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(millions of dollars)

	June 30, 2009	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	$1,159	$1,689
Investment posted with counterparty (Note 4)	400	—
Investments held in money market fund	—	142
Restricted cash (Note 13)	43	55
Trade accounts receivable—net (Note 3)	1,169	1,219
Income taxes receivable—net	—	42
Inventories	453	426
Commodity and other derivative contractual assets (Note 7)	3,198	2,534
Accumulated deferred income taxes	122	44
Margin deposits related to commodity positions	345	439
Other current assets	167	165

Total current assets	7,056	6,755

Restricted cash (Note 13)	1,150	1,267
Investments	647	645
Property, plant and equipment—net	29,929	29,522
Goodwill (Note 2)	14,316	14,386
Intangible assets—net (Note 2)	2,980	2,993
Regulatory assets—net	1,810	1,892
Commodity and other derivative contractual assets (Note 7)	1,219	962
Other noncurrent assets, principally unamortized debt issuance costs	902	841

Total assets	$60,009	$59,263

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings (Note 4)	$1,442	$1,237
Long-term debt due currently (Note 4)	325	385
Trade accounts payable	930	1,143
Commodity and other derivative contractual liabilities (Note 7)	3,167	2,908
Margin deposits related to commodity positions	528	525
Accrued interest	512	524
Other current liabilities	582	612

Total current liabilities	7,486	7,334

Accumulated deferred income taxes	6,131	5,926
Investment tax credits	40	42
Commodity and other derivative contractual liabilities (Note 7)	1,358	2,095
Long-term debt, less amounts due currently (Note 4)	41,406	40,838
Other noncurrent liabilities and deferred credits (Note 13)	5,383	5,205

Total liabilities	61,804	61,440
Commitments and Contingencies (Note 5)

Equity (Note 6):
EFH Corp. shareholders’ equity	(3,193)	(3,532)
Noncontrolling interests in subsidiaries	1,398	1,355

Total equity	(1,795)	(2,177)

Total liabilities and equity	$60,009	$59,263

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

EFH Corp., a Texas corporation, is a Dallas-based holding company conducting its operations principally through its TCEH and Oncor subsidiaries. TCEH is a holding company for subsidiaries engaged in competitive electricity market activities largely in Texas, including electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales. Oncor is a majority (approximately 80%) owned subsidiary engaged in regulated electricity transmission and distribution operations in Texas.

References in this report to “we,” “our,” “us” and “the company” are to EFH Corp. and/or its subsidiaries, TCEH and/or its subsidiaries, or Oncor and/or its subsidiary as apparent in the context. See “Glossary” for other defined terms.

Various “ring-fencing” measures have been taken to enhance the credit quality of Oncor. Such measures include, among other things: the sale of a 19.75% equity interest in Oncor to Texas Transmission; maintenance of separate books and records for the Oncor Ring-Fenced Entities; Oncor’s board of directors being comprised of a majority of independent directors, and prohibitions on the Oncor Ring-Fenced Entities providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or other obligations of any member of the Texas Holdings Group. Moreover, Oncor’s operations are conducted, and its cash flows managed, independently from the Texas Holdings Group. Oncor Holdings is consolidated with EFH Corp. as a variable interest entity under FIN 46(R).

We have two reportable segments: the Competitive Electric segment, which is comprised principally of TCEH, and the Regulated Delivery segment, which is comprised of Oncor and its wholly-owned bankruptcy-remote financing subsidiary. See Note 12 for further information concerning reportable business segments.

Basis of Presentation

The condensed consolidated financial statements have been prepared in accordance with US GAAP and on the same basis as the audited financial statements included in the 2008 Form 10-K, with the exception of the adoption of SFAS 161 and 165, FSP SFAS 157-4 and FSP SFAS 107-1 and APB 28-1 as discussed below. All adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations and financial position have been included therein. All intercompany items and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules and regulations of the SEC. Because the condensed consolidated interim financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with the audited financial statements and related notes included in the 2008 Form 10-K. The results of operations for an interim period may not give a true indication of results for a full year. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. Subsequent events have been evaluated through August 3, 2009, the date these condensed consolidated financial statements were issued.

Use of Estimates

Preparation of the financial statements requires estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments, other than those disclosed elsewhere herein, were made to previous estimates or assumptions during the current year.

Changes in Accounting Standards

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and requires noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. Effective January 1, 2009, on a retrospective basis, we classified the noncontrolling interests created as a result of Oncor’s November 2008 sale of equity interests ($1.355 billion as of December 31, 2008) and those created as part of the nuclear generation development joint venture formed in the first quarter of 2009 as a separate component of equity in the balance sheet, and reported consolidated net income (loss) includes the net income attributable to noncontrolling interests.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement 133.” SFAS 161 enhances required disclosures regarding derivatives and hedging activities to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This statement was effective with reporting for the three months ended March 31, 2009. As SFAS 161 provides only disclosure requirements, the adoption of this standard did not have any effect on reported results of operations or financial condition. The disclosures are provided in Note 7.

In December 2008, the FASB issued FSP SFAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP amends SFAS 132(R) to provide enhanced disclosures regarding how investment allocation decisions are made and certain aspects of fair value measurements on plan assets. The disclosures required by this FSP are intended to provide transparency related to the types of assets and associated risks in an employer’s defined benefit pension or other postretirement employee benefits plan and events in the economy and markets that could have a significant effect on the value of plan assets. This FSP is effective for fiscal years ending after December 15, 2009. As the FSP provides only disclosure requirements, the adoption of this FSP will not have any effect on reported results of operations, financial condition or cash flows.

In April 2009, the FASB issued FSP SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” which requires the disclosure of summarized financial information about the fair value of financial instruments for interim reporting. This FSP is effective for interim reporting periods ending after June 15, 2009, and we adopted it as of April 1, 2009. As the FSP provides only disclosure requirements, the adoption of this FSP did not have any effect on reported results of operations, financial condition or cash flows. The disclosures are provided in Note 9.

In April 2009, the FASB issued FSP SFAS 115-2 and SFAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” which changed the guidance for recording impairment of investments in debt securities. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, and is expected to affect many utility companies that hold debt securities in nuclear decommissioning trust funds. However, our adoption of this FSP as of April 1, 2009 did not affect the accounting for our nuclear decommissioning trust fund because the trust balance is reported at fair value, with changes in fair value of the trust resulting in changes in Oncor’s regulatory asset or liability related to the decommissioning cost. This FSP also requires the disclosure of information about the fair value of the investments for interim reporting as provided in Note 13.

In April 2009, the FASB issued FSP SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” This FSP is effective for interim reporting periods ending after June 15, 2009, and we adopted it as of

April 1, 2009. This FSP did not change our fair value measurement techniques. However, the FSP requires disclosures of additional detail of securities held in our nuclear decommissioning trust that are provided in Note 8.

In May 2009, the FASB issued SFAS 165, “Subsequent Events,” which requires disclosure of the date through which we have evaluated subsequent events related to the financial statements being issued and the basis for that date. SFAS 165 is effective for interim and annual reporting periods ending after June 15, 2009. Our adoption of this rule as of April 1, 2009 did not affect reported results of operations, financial condition or cash flows, and the required disclosure is provided above in “Basis of Presentation.”

In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140,” which eliminates the concept of a qualifying special purpose entity, changes the requirements for derecognizing financial assets and requires additional disclosures. SFAS 166 is effective for periods beginning after November 15, 2009. We are evaluating the impact of SFAS 166 on our financial statements and footnote disclosures with respect to our sales of accounts receivables program discussed in Note 3.

In June 2009, the FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R),” which changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated and requires additional disclosures. SFAS 167 is effective for periods beginning after November 15, 2009. We are evaluating the impact of SFAS 167, but currently do not expect a material effect on our financial statements.

In June 2009, the FASB issued SFAS 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles,” which establishes the FASB Accounting Standards Codification™ (Codification) as the source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also included in the Codification as sources of authoritative US GAAP for SEC registrants. SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this rule will not affect reported results of operations, financial condition or cash flows. We will implement SFAS 168 in our third quarter Form 10-Q by updating the previous FASB references to the Codification.

2.	GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill

Reported goodwill as of June 30, 2009 totaled $14.3 billion, with $10.2 billion assigned to the Competitive Electric segment and $4.1 billion to the Regulated Delivery segment. Reported goodwill as of December 31, 2008 totaled $14.4 billion, with $10.3 billion assigned to the Competitive Electric segment and $4.1 billion to the Regulated Delivery segment. None of this goodwill balance is being deducted for tax purposes.

In the first quarter of 2009, we recorded a $90 million goodwill impairment charge largely related to the Competitive Electric segment. This charge resulted from the completion of fair value calculations supporting the initial $8.860 billion goodwill impairment charge that was recorded in the fourth quarter of 2008. The impairment charge primarily reflected the dislocation in the capital markets during the fourth quarter of 2008 that increased interest rate spreads and the resulting discount rates used in estimating fair values and the effect of declines in market values of debt and equity securities of comparable companies. The impairment determination involved significant assumptions and judgments in estimating enterprise values of the Competitive Electric and Regulated Delivery segments and the fair values of their assets and liabilities. There have been no other goodwill impairments recorded since the Merger.

The calculations supporting the impairment determination utilized models that take into consideration multiple inputs, including commodity prices, debt yields, equity prices of comparable companies and other inputs. Those models were generally used in developing long-term forward price curves for certain commodities and discount rates for determining fair values of our reporting units as well as certain individual assets and liabilities of those businesses. The fair value measurements resulting from such models are classified as Level 3 measurements consistent with the guidance in SFAS 157 (see Note 8).

Identifiable Intangible Assets

Identifiable intangible assets reported in the balance sheet are comprised of the following:

	As of June 30, 2009			As of December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Retail customer relationship	$463	$173	$290	$463	$130	$333
Favorable purchase and sales contracts	700	322	378	700	249	451
Capitalized in-service software	435	139	296	255	116	139
Environmental allowances and credits	989	162	827	994	121	873
Land easements and other	203	73	130	203	71	132

Total intangible assets subject to amortization	$2,790	$869	1,921	$2,615	$687	1,928

Trade name (not subject to amortization)			955			955
Mineral interests (not currently subject to amortization)			104			110

Total intangible assets			$2,980			$2,993

Amortization expense related to intangible assets consisted of:

			Three Months Ended June 30,		Six Months Ended June 30,
	Income Statement Line	Segment	2009	2008	2009	2008
Retail customer relationship	Depreciation and amortization	Competitive Electric	$21	$13	$43	$26

Favorable purchase and sales contracts	Operating revenues/fuel, purchased power costs and delivery fees	Competitive Electric	32	44	73	103

Capitalized in-service software	Depreciation and amortization	All	12	11	23	22

Environmental allowances and credits	Fuel, purchased power costs and delivery fees	Competitive Electric	20	24	41	50

Land easements and other	Depreciation and amortization	All	1	—	2	1

Total amortization expense			$86	$92	$182	$202

Estimated Amortization of Intangible Assets—The estimated aggregate amortization expense related to identifiable intangible assets for each of the next five fiscal years is as follows:

Year	Amount
2009	$373
2010	245
2011	199
2012	155
2013	129

3.	TRADE ACCOUNTS RECEIVABLE AND SALE OF RECEIVABLES PROGRAM

Subsidiaries of TCEH engaged in retail sales of electricity participate in an accounts receivable securitization program, the activity under which is accounted for as a sale of accounts receivable in accordance with SFAS 140. Under the program, such subsidiaries (originators) sell trade accounts receivable to TXU Receivables Company, which is a special purpose entity created for the purpose of purchasing receivables from the originators and is a consolidated wholly-owned bankruptcy-remote direct subsidiary of EFH Corp. TXU Receivables Company sells undivided interests in the purchased accounts receivable for cash to special purpose entities established by financial institutions (the funding entities).

The maximum amount currently available under the accounts receivable securitization program is $700 million, and the program funding totaled $496 million at June 30, 2009. Under the terms of the program, available funding was reduced by the total of $103 million of customer deposits held by the originators at June 30, 2009 because TCEH’s credit ratings were lower than Ba3/BB-.

All new trade receivables under the program generated by the originators are continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Changes in the amount of funding under the program, through changes in the amount of undivided interests sold by TXU Receivables Company, reflect seasonal variations in the level of accounts receivable, changes in collection trends and other factors such as changes in sales prices and volumes. TXU Receivables Company has issued subordinated notes payable to the originators for the difference between the face amount of the uncollected accounts receivable purchased, less a discount, and cash paid to the originators that was funded by the sale of the undivided interests. The balance of the subordinated notes payable, which is eliminated in consolidation, totaled $350 million and $268 million at June 30, 2009 and December 31, 2008, respectively.

The discount from face amount on the purchase of receivables from the originators principally funds program fees paid to the funding entities. The program fees, which are also referred to as losses on sale of the receivables under SFAS 140, consist primarily of interest costs on the underlying financing. The discount also funds a servicing fee paid by TXU Receivables Company to EFH Corporate Services Company, a direct wholly-owned subsidiary of EFH Corp., which provides recordkeeping services and is the collection agent for the program.

Program fee amounts, which are reported in SG&A expenses, were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Program fees	$3	$4	$7	$11
Program fees as a percentage of average funding (annualized)	2.9%	4.9%	3.3%	6.0%

The trade accounts receivable balance reported in the June 30, 2009 consolidated balance sheet includes $846 million face amount of retail accounts receivable sold and has been reduced by proceeds from the sale of undivided interests in those receivables totaling $496 million. Funding under the program increased $80 million and $119 million for the six month periods ending June 30, 2009 and 2008, respectively. Funding increases or decreases under the program are reflected as operating cash flow activity in the statement of cash flows. The carrying amount of the retained interests in the accounts receivable balance approximated fair value due to the short-term nature of the collection period.

Activities of TXU Receivables Company were as follows:

	Six Months Ended June 30,
	2009	2008
Cash collections on accounts receivable	$2,769	$2,844
Face amount of new receivables purchased	(2,931)	(2,987)
Discount from face amount of purchased receivables (to fund fees paid)	8	13
Program fees paid to funding entities	(7)	(11)
Servicing fees paid to EFH Corp. subsidiary for recordkeeping and collection services	(1)	(2)
Increase in subordinated notes payable	82	24

Operating cash flows provided to originators under the program	$(80)	$(119)

The program, which expires in October 2013, may be terminated upon the occurrence of a number of specified events, including if the delinquency ratio (delinquent for 31 days) for the sold receivables, the default ratio (delinquent for 91 days or deemed uncollectible), the dilution ratio (reductions for discounts, disputes and other allowances) or the days collection outstanding ratio exceed stated thresholds, and the funding entities do not waive such event of termination. The thresholds apply to the entire portfolio of sold receivables, not separately to the receivables of each originator. In addition, the program may be terminated if TXU Receivables Company or the EFH Corp. subsidiary acting as collection agent defaults in any payment with respect to debt in excess of $50,000 in the aggregate for such entities, or if TCEH, any affiliate of TCEH acting as collection agent other than the EFH Corp. subsidiary, any parent guarantor of an originator or any originator shall default in any payment with respect to debt (other than hedging obligations) in excess of $200 million in the aggregate for such entities. As of June 30, 2009, there were no such events of termination.

Upon termination of the program, cash flows would be delayed as collections of sold receivables would be used by TXU Receivables Company to repurchase the undivided interests from the funding entities instead of purchasing new receivables. The level of cash flows would normalize in approximately 16 to 30 days.

The subordinated notes issued by TXU Receivables Company are subordinated to the undivided interests of the funding entities in the purchased receivables.

Trade Accounts Receivable

	June 30, 2009	December 31, 2008
Gross wholesale and retail trade accounts receivable	$1,724	$1,705
Undivided interests in retail accounts receivable sold by TXU Receivables Company	(496)	(416)
Allowance for uncollectible accounts	(59)	(70)

Trade accounts receivable—reported in balance sheet	$1,169	$1,219

Gross trade accounts receivable at June 30, 2009 and December 31, 2008 included unbilled revenues of $635 million and $505 million, respectively.

Allowance for Uncollectible Accounts Receivable

	Six Months Ended June 30,
	2009	2008
Allowance for uncollectible accounts receivable as of beginning of period	$70	$32
Increase for bad debt expense	41	34
Decrease for account write-offs	(51)	(34)
Other	(1)	—

Allowance for uncollectible accounts receivable as of end of period	$59	$32

4.	SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-Term Borrowings

At June 30, 2009, we had outstanding short-term borrowings of $1.442 billion at a weighted average interest rate of 2.62%, excluding certain customary fees, at the end of the period. Short-term borrowings under credit facilities totaled $900 million for TCEH and $542 million for Oncor.

At December 31, 2008, we had outstanding short-term borrowings of $1.237 billion at a weighted average interest rate of 3.41%, excluding certain customary fees, at the end of the period. Short-term borrowings under credit facilities totaled $900 million for TCEH and $337 million for Oncor.

Credit Facilities

Our credit facilities with cash borrowing and/or letter of credit availability at June 30, 2009 are presented below. The facilities are all senior secured facilities of the authorized borrower.

		At June 30, 2009
Authorized Borrowers and Facility	Maturity Date	Facility Limit	Letters of Credit	Cash Borrowings	Availability
TCEH Delayed Draw Term Loan Facility (a)	October 2014	$4,100	$—	$3,997	$87
TCEH Revolving Credit Facility (b)	October 2013	2,700	48	900	1,726
TCEH Letter of Credit Facility (c)	October 2014	1,250	—	1,250	—

Subtotal TCEH (d)		$8,050	$48	$6,147	$1,813

TCEH Commodity Collateral Posting Facility (e)	December 2012	Unlimited	$—	$—	Unlimited
Oncor Revolving Credit Facility (f)	October 2013	$2,000	$—	$542	$1,336

(a)	Facility to be used to fund expenditures for constructing certain new generation facilities and environmental upgrades of existing generation facilities, including previously incurred expenditures not yet funded under this facility. Borrowings are classified as long-term debt. Availability amount excludes $16 million of commitments from a subsidiary of Lehman Brothers Holding Inc. (such subsidiary, Lehman) that has filed for bankruptcy under Chapter 11 of the US Bankruptcy Code. The commitment under this facility terminates in October 2009. In July 2009, this facility was fully drawn.
(b)	Facility used for letters of credit and borrowings for general corporate purposes. Borrowings are classified as short-term borrowings. Availability amount includes $139 million of commitments from Lehman that are only available from the fronting banks and the swingline lender and excludes $26 million of requested cash draws that have not been funded by Lehman. All outstanding borrowings under this facility at June 30, 2009 bear interest at LIBOR plus 3.5%, and a commitment fee is payable quarterly in arrears at a rate per annum equal to 0.50% of the average daily unused portion of the facility.
(c)

Facility used for issuing letters of credit for general corporate purposes, including, but not limited to, providing collateral support under hedging arrangements and other commodity transactions that are not eligible for funding under the TCEH Commodity Collateral Posting Facility. The borrowings under this facility were drawn at the closing of the Merger, are classified as long-term debt, and except for $115 million related to a letter of credit drawn in June 2009, have been retained as restricted cash. Letters of credit totaling $668 million issued as of June 30, 2009 are supported by the restricted cash, and the remaining letter of credit availability totals $467 million.

(d)	Pursuant to PUCT rules, TCEH is required to maintain available capacity under its credit facilities to assure adequate credit worthiness of TCEH’s REP subsidiaries, including the ability to return retail customer deposits, if necessary. As a result, at June 30, 2009, the total availability under the TCEH credit facilities should be further reduced by $231 million.
(e)	Revolving facility used to fund cash collateral posting requirements for specified volumes of natural gas hedges totaling approximately 680 million MMBtu as of June 30, 2009. As of June 30, 2009, there were no borrowings under this facility. See “TCEH Senior Secured Facilities” below for additional information.
(f)	Facility used by Oncor for its general corporate purposes. Borrowings are classified as short-term borrowings. Availability amount excludes $122 million of commitments from Lehman, but includes a $32 million portion of the Lehman commitment purchased in April 2009 by a third party. All outstanding borrowings under this facility at June 30, 2009 bear interest at LIBOR plus 0.350%, and a facility fee is payable (currently at a rate per annum equal to 0.125%) on the commitments under the facility. The interest rate and facility fee rate per annum declined in June 2009 from LIBOR plus 0.425% and 0.150%, respectively, due to a two notch upgrade in Oncor’s credit ratings by Moody’s.

Long-Term Debt

At June 30, 2009 and December 31, 2008, long-term debt consisted of the following:

	June 30, 2009	December 31, 2008
TCEH

Pollution Control Revenue Bonds:
Brazos River Authority:
5.400% Fixed Series 1994A due May 1, 2029	$39	$39
7.700% Fixed Series 1999A due April 1, 2033	111	111
6.750% Fixed Series 1999B due September 1, 2034, remarketing date April 1, 2013 (a)	16	16
7.700% Fixed Series 1999C due March 1, 2032	50	50
8.250% Fixed Series 2001A due October 1, 2030	71	71
5.750% Fixed Series 2001C due May 1, 2036, remarketing date November 1, 2011 (a)	217	217
8.250% Fixed Series 2001D-1 due May 1, 2033	171	171
0.400% Floating Series 2001D-2 due May 1, 2033 (b)	97	97
0.550% Floating Taxable Series 2001I due December 1, 2036 (c)	62	62
0.400% Floating Series 2002A due May 1, 2037 (b)	45	45
6.750% Fixed Series 2003A due April 1, 2038, remarketing date April 1, 2013 (a)	44	44
6.300% Fixed Series 2003B due July 1, 2032	39	39
6.750% Fixed Series 2003C due October 1, 2038	52	52
5.400% Fixed Series 2003D due October 1, 2029, remarketing date October 1, 2014 (a)	31	31
5.000% Fixed Series 2006 due March 1, 2041	100	100

Sabine River Authority of Texas:
6.450% Fixed Series 2000A due June 1, 2021	51	51
5.500% Fixed Series 2001A due May 1, 2022, remarketing date November 1, 2011 (a)	91	91
5.750% Fixed Series 2001B due May 1, 2030, remarketing date November 1, 2011 (a)	107	107
5.200% Fixed Series 2001C due May 1, 2028	70	70
5.800% Fixed Series 2003A due July 1, 2022	12	12
6.150% Fixed Series 2003B due August 1, 2022	45	45

Trinity River Authority of Texas:
6.250% Fixed Series 2000A due May 1, 2028	14	14

Unamortized fair value discount related to pollution control revenue bonds (d)	(154)	(161)

	June 30, 2009	December 31, 2008
Senior Secured Facilities:
3.821% TCEH Initial Term Loan Facility maturing October 10, 2014 (e)(f)	16,162	16,244
3.821% TCEH Delayed Draw Term Loan Facility maturing October 10, 2014 (e)(f)	3,997	3,562
3.810% TCEH Letter of Credit Facility maturing October 10, 2014 (f)	1,250	1,250
0.295% TCEH Commodity Collateral Posting Facility maturing December 31, 2012 (g)	—	—

Other:
10.25% Fixed Senior Notes due November 1, 2015	3,000	3,000
10.25% Fixed Senior Notes Series B due November 1, 2015	2,000	2,000
10.50 / 11.25% Senior Toggle Notes due November 1, 2016	1,848	1,750
7.000% Fixed Senior Notes due March 15, 2013	5	5
7.100% Promissory Note due January 5, 2009	—	65
7.460% Fixed Secured Facility Bonds with amortizing payments through January 2015	55	67
Capital lease obligations	163	159
Unamortized fair value discount (d)	(5)	(6)

Total TCEH	$29,856	$29,470

EFC Holdings

9.580% Fixed Notes due in semiannual installments through December 4, 2019	$55	$55
8.254% Fixed Notes due in quarterly installments through December 31, 2021	51	53
1.828% Floating Rate Junior Subordinated Debentures, Series D due January 30, 2037 (f)	1	1
8.175% Fixed Junior Subordinated Debentures, Series E due January 30, 2037	8	8
Unamortized fair value discount (d)	(12)	(12)

Total EFC Holdings	103	105

EFH Corp. (parent entity)

10.875% Fixed Senior Notes due November 1, 2017	2,000	2,000
11.25 / 12.00% Senior Toggle Notes due November 1, 2017	2,650	2,500
4.800% Fixed Senior Notes Series O due November 15, 2009	3	3
5.550% Fixed Senior Notes Series P due November 15, 2014	1,000	1,000
6.500% Fixed Senior Notes Series Q due November 15, 2024	750	750
6.550% Fixed Senior Notes Series R due November 15, 2034	750	750
8.820% Building Financing due semiannually through February 11, 2022 (h)	75	80
Unamortized fair value premium related to Building Financing (d)	22	22
Unamortized fair value discount (d)	(632)	(661)

Total EFH Corp.	6,618	6,444

Oncor (i)

6.375% Fixed Senior Notes due May 1, 2012	700	700
5.950% Fixed Senior Notes due September 1, 2013	650	650
6.375% Fixed Senior Notes due January 15, 2015	500	500
6.800% Fixed Senior Notes due September 1, 2018	550	550
7.000% Fixed Debentures due September 1, 2022	800	800
7.000% Fixed Senior Notes due May 1, 2032	500	500
7.250% Fixed Senior Notes due January 15, 2033	350	350
7.500% Fixed Senior Notes due September 1, 2038	300	300
Unamortized discount	(16)	(16)

Total Oncor	4,334	4,334

Oncor Electric Delivery Transition Bond Company LLC (j)
4.030% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2010	31	54
4.950% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2013	130	130
5.420% Fixed Series 2003 Bonds due in semiannual installments through August 15, 2015	145	145
3.520% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2009	10	39
4.810% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2012	221	221
5.290% Fixed Series 2004 Bonds due in semiannual installments through May 15, 2016	290	290

Total Oncor Electric Delivery Transition Bond Company LLC	827	879
Unamortized fair value discount related to transition bonds (d)	(7)	(9)

Total Oncor consolidated	5,154	5,204

Total EFH Corp. consolidated	41,731	41,223
Less amount due currently	(325)	(385)

Total long-term debt	$41,406	$40,838

(a)	These series are in the multiannual interest rate mode and are subject to mandatory tender prior to maturity on the mandatory remarketing date. On such date, the interest rate and interest rate period will be reset for the bonds.
(b)	Interest rates in effect at June 30, 2009. These series are in a daily interest rate mode and are classified as long-term as they are supported by long-term irrevocable letters of credit.
(c)	Interest rate in effect at June 30, 2009. This series is in a weekly interest rate mode and is classified as long-term as it is supported by long-term irrevocable letters of credit.
(d)	Amount represents unamortized fair value adjustments recorded under purchase accounting.
(e)	Interest rate swapped to fixed on $17.55 billion principal amount.
(f)	Interest rates in effect at June 30, 2009. The TCEH Delayed Draw Term loan facility rate excludes a commitment fee paid quarterly in arrears on the undrawn portion of the commitments at a rate equal to 1.50% per annum.
(g)	Interest rates in effect at June 30, 2009, excluding a quarterly maintenance fee of approximately $11 million. See “Credit Facilities” above for more information.
(h)	This financing is secured and will be serviced with $115 million in restricted cash drawn in June 2009 by the beneficiary of a letter of credit. The issuer elected not to extend the expiration date of the letter of credit, and TCEH elected to allow the drawing in lieu of reissuing the letter of credit under the TCEH Revolving Credit Facility. The $115 million is included in other current assets and other noncurrent assets on the balance sheet.
(i)	Secured with first priority lien as discussed under “Oncor Revolving Credit Facility” below.
(j)	These bonds are nonrecourse to Oncor and were issued to securitize a regulatory asset.

Debt-Related Activity in 2009—Repayments of long-term debt in 2009 totaling $228 million represented principal payments at scheduled maturity dates as well as other repayments totaling $29 million, principally related to capitalized leases. Payments at scheduled amortization or maturity dates included $82 million repaid under the TCEH Initial Term Loan Facility, $65 million of a TCEH promissory note, and $52 million of Oncor transition bond principal payments.

Increases in long-term debt during 2009 totaling $435 million consisted of borrowings under the TCEH Delayed Draw Term Loan Facility to fund expenditures related to construction of new generation facilities and environmental upgrades of existing lignite/coal-fueled generation facilities. In addition, long-term debt increased as a result of the issuance of $150 million of EFH Corp.’s 11.25%/12.00% Senior Toggle Notes due November 1, 2017 (EFH Corp. Toggle Notes) and $98 million of TCEH’s 10.50%/11.25% Senior Toggle Notes due November 1, 2016 (TCEH Toggle Notes) in lieu of cash interest payments as discussed below.

EFH Corp. and TCEH have the option every six months until November 1, 2012, at their election, to use the payment-in-kind (PIK) feature of their respective toggle notes in lieu of making cash interest payments.

EFH Corp. made its May 2009 interest payment and will make its November 2009 interest payment by using the PIK feature of the EFH Corp. Toggle Notes. During the applicable interest periods, the interest rate on the toggle notes is increased from 11.25% to 12.00%. EFH Corp. increased the aggregate principal amount of the EFH Corp. Toggle Notes by $150 million on May 1, 2009 and will further increase the aggregate principal amount of the EFH Corp. Toggle Notes by $159 million on November 1, 2009. The elections increased liquidity as of May 1, 2009 by an amount equal to approximately $141 million and will further increase liquidity as of November 1, 2009 by an amount equal to approximately $149 million, with such amounts constituting the amount of cash interest that otherwise would have been payable on May 1, 2009 and November 1, 2009, respectively, and will increase the expected annual cash interest expense by approximately $35 million, constituting the additional cash interest that will be payable with respect to the $309 million of additional toggle notes.

Similarly, TCEH made its May 2009 interest payment and will make its November 2009 interest payment by using the PIK feature of the TCEH Toggle Notes. During the applicable interest periods, the interest rate on the toggle notes is increased from 10.50% to 11.25%. TCEH increased the aggregate principal amount of the TCEH Toggle Notes by $98 million on May 1, 2009 and will further increase the aggregate principal amount of the TCEH Toggle Notes by approximately $104 million on November 1, 2009. The elections increased liquidity as of May 1, 2009 by an amount equal to approximately $92 million and will further increase liquidity as of November 1, 2009 by an amount equal to approximately $97 million, with such amounts constituting the amount of cash interest that otherwise would have been payable on May 1, 2009 and November 1, 2009, respectively, and will increase the expected annual cash interest expense by approximately $21 million, constituting the additional cash interest that will be payable with respect to the $202 million of additional toggle notes.

TCEH Senior Secured Facilities—The applicable rate on borrowings under the TCEH Initial Term Loan Facility, the TCEH Delayed Draw Term Loan Facility, the TCEH Revolving Credit Facility and the TCEH Letter of Credit Facility as of June 30, 2009 is provided in the long-term debt table above and reflects LIBOR-based borrowings.

The TCEH Senior Secured Facilities are unconditionally guaranteed jointly and severally on a senior secured basis by EFC Holdings and subject to certain exceptions, each existing and subsequently acquired or organized direct or indirect wholly-owned US restricted subsidiary of TCEH. The TCEH Senior Secured Facilities, including the guarantees thereof, certain commodity hedging transactions and the interest rate swaps described under “TCEH Interest Rate Hedges” below are secured by (a) substantially all of the current and future assets of TCEH and TCEH’s subsidiaries who are guarantors of such facilities and (b) pledges of the capital stock of TCEH and certain current and future direct or indirect subsidiaries of TCEH.

The TCEH Initial Term Loan Facility is required to be repaid in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of such facility (approximately $41 million quarterly), with the balance payable in October 2014. The TCEH Delayed Draw Term Loan Facility is required to be repaid in equal quarterly installments beginning in December 2009 in an aggregate annual amount equal to 1% of the actual principal outstanding under such facility as of such date, with the balance payable in October 2014. Amounts borrowed under the TCEH Revolving Facility may be reborrowed from time to time until October 2013. The TCEH Letter of Credit Facility and TCEH Commodity Collateral Posting Facility will mature in October 2014 and December 2012, respectively.

TCEH Senior Notes—Borrowings under TCEH’s and TCEH Finance’s (collectively, the Co-Issuers) 10.25% Senior Notes due November 1, 2015 and 10.25% Senior Notes Series B due November 1, 2015 (collectively, TCEH Cash-Pay Notes) bear interest semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 10.25% per annum. Borrowings under the TCEH Toggle Notes bear interest semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 10.50% per annum for cash interest and at a fixed rate of 11.25% per annum for PIK Interest (as defined below). For any interest period until November 1, 2012, the Co-Issuers may elect to pay interest on the notes (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new TCEH Toggle Notes (Payment-in-Kind or PIK Interest); or (iii) 50% in cash and 50% in PIK Interest.

The TCEH Cash-Pay Notes and the TCEH Toggle Notes (collectively the TCEH Senior Notes) are fully and unconditionally guaranteed on a joint and several basis by TCEH’s direct parent, EFC Holdings (which owns 100% of TCEH and its subsidiary guarantors), and by each subsidiary that guarantees the TCEH Senior Secured Facilities.

The Co-Issuers may redeem the TCEH Cash-Pay Notes, in whole or in part, at any time on or after November 1, 2011, or the TCEH Toggle Notes, in whole or in part, at any time on or after November 1, 2012, at specified redemption prices, plus accrued and unpaid interest, if any. In addition, before November 1, 2010, the Co-Issuers may redeem with the cash proceeds of certain equity offerings up to 35% of the aggregate principal amount of TCEH Cash-Pay Notes and TCEH Toggle Notes from time to time at a redemption price of 110.250% and 110.500%, respectively, of their respective aggregate principal amount plus accrued and unpaid interest, if any. The Co-Issuers may also redeem the TCEH Cash-Pay Notes at any time prior to November 1, 2011 or the TCEH Toggle Notes at any time prior to November 1, 2012 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. Upon the occurrence of a change in control of TCEH, the Co-Issuers must offer to repurchase the TCEH Senior Notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

EFH Corp. Senior Notes—Borrowings under EFH Corp.’s 10.875% Senior Notes due November 1, 2017 (EFH Corp. Cash-Pay Notes) bear interest semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 10.875% per annum. Borrowings under EFH Corp.’s 11.250%/12.000% Senior Toggle Notes due

November 1, 2017 (EFH Corp. Toggle Notes and collectively with the EFH Corp. Cash-Pay Notes, the EFH Corp. Senior Notes) bear interest semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 11.250% per annum for cash interest and at a fixed rate of 12.000% per annum for PIK Interest. For any interest period until November 1, 2012, EFH Corp. may elect to pay interest on the notes, at EFH Corp.’s option (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new EFH Corp. Toggle Notes; or (iii) 50% in cash and 50% in PIK Interest.

The EFH Corp. Senior Notes are fully and unconditionally guaranteed on a joint and several basis by EFC Holdings and Intermediate Holding.

EFH Corp. may redeem the EFH Corp. Senior Notes, in whole or in part, at any time on or after November 1, 2012, at specified redemption prices, plus accrued and unpaid interest, if any. In addition, before November 1, 2010, EFH Corp. may redeem, with the net cash proceeds of certain equity offerings, up to 35% of the aggregate principal amount of the EFH Corp. Toggle Notes from time to time at a redemption price of 110.875% of the aggregate principal amount of the EFH Corp. Cash-Pay Notes, plus accrued and unpaid interest, if any, or 111.250% of aggregate principal amount of the EFH Corp. Toggle Notes, plus accrued and unpaid interest, if any. EFH Corp. may also redeem the EFH Corp. Senior Notes at any time prior to November 1, 2012 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. Upon the occurrence of a change in control of EFH Corp., EFH Corp. must offer to repurchase the EFH Corp. Senior Notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

TCEH Interest Rate Swap Transactions—TCEH has entered into interest rate swap transactions pursuant to which payment of the floating interest rates on an aggregate of $17.55 billion of senior secured term loans of TCEH were exchanged for interest payments at fixed rates of between 7.3% and 8.3% on debt maturing from 2009 to 2014. Interest rate swaps on an aggregate of $15.05 billion were being accounted for as cash flow hedges related to variable interest rate cash flows until August 29, 2008, at which time these swaps were dedesignated as cash flow hedges as a result of the intent to change the variable interest rate terms of the hedged debt (from three-month LIBOR to one-month LIBOR) in connection with the planned execution of interest rate basis swaps (discussed immediately below) to further reduce the fixed borrowing costs. Based on the fair value of the positions, the cumulative unrealized mark-to-market net losses related to these interest rate swaps totaled $431 million (pre-tax) at the dedesignation date and was recorded in accumulated other comprehensive income. This balance will be reclassified into net income as interest on the hedged debt is reflected in net income. No ineffectiveness gains or losses were recorded.

As of June 30, 2009, TCEH has interest rate basis swap transactions entered into prior to 2009 pursuant to which quarterly payment of the floating interest rates at three-month LIBOR on an aggregate of $10.95 billion of senior secured term loans of TCEH were exchanged for floating interest rates of one-month LIBOR plus spreads ranging from 0.076% to 0.292%. TCEH added interest rate basis swap transactions in January and February 2009 pursuant to which payments of the floating interest rates at three-month LIBOR on an aggregate of $5 billion of senior secured term loans of TCEH were exchanged for floating interest rates at one-month LIBOR plus spreads ranging from 0.201% to 0.353%. In addition, in May 2009, concurrent with the maturity of a basis swap related to $2.095 billion of debt, TCEH entered into interest rate basis swap transactions pursuant to which payment of the floating interest rates at three-month LIBOR on an aggregate of $1.45 billion of senior secured term loans of TCEH were exchanged for floating interest rates at one-month LIBOR plus a spread of approximately 0.191%.

The interest rate swap counterparties are secured by the same collateral package granted to the lenders under the TCEH Senior Secured Facilities. Subsequent to the dedesignation in August 2008 discussed above, changes in the fair value of such swaps are being reported in the income statement in interest expense and related charges, and such unrealized mark-to-market net gains totaled $460 million and $665 million in the three and six months ended June 30, 2009, respectively. There were no unrealized mark-to-market gains or losses in net income on interest rate swaps for the three and six months ended June 30, 2008. The cumulative unrealized mark-to-market net liability related to the swaps totaled $1.3 billion at June 30, 2009, of which $294 million (pre-tax) was reported in accumulated other comprehensive income.

In February and March 2009, EFH Corp. and TCEH entered into collateral funding transactions with counterparties to certain interest rate swap agreements related to TCEH debt. Under the terms of these transactions, which the companies elected to enter into as a cash management measure, as of June 30, 2009 EFH Corp. has posted $400 million in cash and TCEH has posted $65 million in letters of credit (including $15 million posted pursuant to an April 2009 amendment) to the counterparties, with the outstanding balance of such collateral earning interest. At June 30, 2009, the mark-to-market liability under each interest rate swap agreement exceeded the collateral posted under such agreement. In particular, the mark-to-market liability related to the $400 million cash posting totaled $707 million at June 30, 2009. EFH Corp. and TCEH are not required to post any additional collateral to these counterparties, regardless of the mark-to-market liability under the applicable swap agreement, and the applicable counterparty will return the cash collateral to the extent the mark-to-market liability under the applicable swap agreement falls below the funded amount, subject to a $50 million minimum transfer amount. The counterparties are required to return any remaining collateral to EFH Corp. and TCEH, respectively, on March 31, 2010. The cash collateral was recorded as an investment and is presented in the balance sheet as a separate line item under current assets, and interest received is recorded as interest income.

Oncor Secured Revolving Credit Facility—Oncor has a $2.0 billion credit facility to be used for its working capital and general corporate purposes, including issuances of commercial paper and letters of credit. Oncor may request increases in the commitments under the facility in any amount up to $500 million, subject to the satisfaction of certain conditions. Amounts borrowed under the facility, once repaid, can be reborrowed by Oncor from time to time until October 10, 2013. Oncor secured this credit facility with a first priority lien on certain of its transmission and distribution assets. Oncor also secured all of its existing long-term debt securities (excluding the transition bonds) with the same lien in accordance with the terms of those securities. The lien contains customary provisions allowing Oncor to use the assets in its business, as well as to replace and/or release collateral as long as the market value of the aggregate collateral is at least 115% of the aggregate secured debt. The lien may be terminated at Oncor’s option upon the termination of Oncor’s credit facility. Borrowings under this credit facility totaled $542 million and $337 million at June 30, 2009 and December 31, 2008, respectively. The applicable rate on borrowings under this credit facility as of June 30, 2009 was 0.67% (see detail provided in the credit facilities table above).

5.	COMMITMENTS AND CONTINGENCIES

Generation Development

TCEH has executed EPC agreements for the development of three lignite-fueled generation units in Texas, two units at Oak Grove and one at Sandow. Significant progress has been made on the construction of the Oak Grove units, and the unit at Sandow is in the commissioning and start-up phase.

In connection with the acquisition of the development rights to the Sandow unit, a subsidiary of TCEH (Sandow Power Company LLC, or Sandow Power) became a party to a federal consent decree with, among others, the US Department of Justice in August 2007 (the Consent Decree). A 2007 federal court order related to the Consent Decree requires that, among other things, the Sandow unit achieve commercial operations (as defined in the Consent Decree) and meet certain emission rate limits by August 31, 2009. The Sandow unit met the commercial operation deadline by synchronizing to the ERCOT grid in early July 2009. However, due to unforeseen weather events and equipment malfunctions experienced during commissioning and start-up activities, Sandow Power does not expect that the Sandow unit, operating at full capacity, would meet the required emission rate limits on or before August 31, 2009. Under the terms of the Consent Decree, Sandow Power may request an extension to the emission rate deadlines for certain force majeure events (including such events as the weather events and equipment malfunctions described above). On July 14, 2009, pursuant to these provisions, Sandow Power requested a 59-day extension of the emissions rate deadlines and certain other requirements that apply beginning on August 31, 2009. If the parties to the Consent Decree do not agree to an extension or the federal district court that presides over the Consent Decree does not grant an extension, Sandow Power could incur material non-compliance penalties for failing to meet the applicable emission rate limits on a sustained basis. Because of a number of variables, including duration of any violations, applicable penalty rates and potential recoveries, we cannot currently estimate the amount of such penalties, if any. This matter is not expected to have a material effect on the continuing progress of the unit commissioning and start-up.

TCEH has received the air permits for the Sandow and Oak Grove units. However, the Oak Grove air permit remains the subject of litigation as discussed below under “Litigation Related to Generation Facilities.”

Construction work-in-process asset balances for the Oak Grove units totaled approximately $3.1 billion as of June 30, 2009, which includes the effects of the fair value adjustments related to purchase accounting and capitalized interest. In the unexpected event the development of the Oak Grove units was cancelled, the cancellation exposure as of June 30, 2009 totaled $3.2 billion, which includes the carrying value of the project and up to approximately $150 million of termination obligations. This estimated exposure amount excludes any potential recovery values for assets acquired to date and for assets already owned prior to executing such agreements that are being utilized in these projects.

Litigation Related to Generation Facilities

In September 2007, an administrative appeal challenging the order of the TCEQ issuing the air permit for construction and operation of the Oak Grove generation facility in Robertson County, Texas was filed in the State District Court of Travis County, Texas. Plaintiffs asked that the District Court reverse the TCEQ’s approval of the Oak Grove air permit and the TCEQ’s adoption and approval of the TCEQ Executive Director’s Response to Comments, and remand the matter back to TCEQ for further proceedings. In addition to this administrative appeal, two other petitions were filed in Travis County District Court by non-parties to the administrative hearing before the TCEQ and the State Office of Administrative Hearings (SOAH) seeking to challenge the TCEQ’s issuance of the Oak Grove air permit and asking the District Court to remand the matter to the SOAH for further proceedings. Finally, the plaintiffs in these two additional lawsuits filed a third, joint petition claiming insufficiencies in the Oak Grove application, permit, and process and seeking party status and remand to the SOAH for further proceedings. One of the plaintiffs has asked the District Court to consolidate all these proceedings, and the Attorney General of Texas, on behalf of TCEQ, filed pleas to the jurisdiction seeking dismissal of all but the administrative appeal. In May 2009, the District Court dismissed the claims that contest the merits of the TCEQ’s permitting decision, but declined to dismiss the claims that contest the process by which the TCEQ handled the permit application. Oak Grove Management Company LLC (a subsidiary of TCEH) has subsequently intervened in these proceedings and has filed its own pleas to the jurisdiction asking the court to dismiss the remaining collateral attack claims. We believe the Oak Grove air permit granted by the TCEQ was issued in accordance with applicable law. There can be no assurance that the outcome of these matters will not adversely impact the Oak Grove project.

In July 2008, the Sierra Club announced that it may sue Luminant, after the expiration of a 60-day waiting period, for violating federal Clean Air Act provisions in connection with Luminant’s Martin Lake generation facility. We cannot predict whether the Sierra Club will actually file suit relating to Martin Lake or the outcome of any such proceeding.

Other Litigation

In September 2005, a lawsuit was filed in the US District Court for the Northern District of Texas, Dallas Division against EFH Corp. (then known as TXU Corp.) and C. John Wilder, EFH Corp.’s former Chief Executive Officer. The plaintiffs asserted claims on behalf of themselves and a putative class of owners of certain EFH Corp. securities who tendered such securities in connection with a tender offer conducted by EFH Corp. in 2004. The plaintiffs alleged violations of the provisions of Sections 14(e), 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 thereunder. In August 2006, the District Court dismissed this litigation with prejudice. In 2007, the US Court of Appeals for the Fifth Circuit remanded the dismissal to the District Court in light of the US Supreme Court’s then-recent decision in Tellabs, Inc. v. Makor Issues & Rights,

Ltd. On remand, in April 2008, the District Court again dismissed this litigation with prejudice. In April 2009, the US Court of Appeals for the Fifth Circuit affirmed the dismissal of all claims against EFH Corp. and Mr. Wilder. In June 2009, the plaintiffs requested that the US Supreme Court review the merits of the case. The US Supreme Court has not yet indicated if it will hear the case. We believe the claims in this litigation are without merit and intend to vigorously defend this appeal.

In July 2008, Alcoa Inc. filed a lawsuit in Milam County, Texas district court against EFH Corp. and a number of its subsidiaries. The lawsuit makes various claims concerning the operation of the Sandow Unit 4 generation facility and the Three Oaks lignite mine, including claims for breach of contract, breach of fiduciary duty, fraud and conversion, and requests money damages in an unspecified amount, declaratory judgment, and other forms of equitable relief. In March 2009, Alcoa Inc. filed an amended complaint and added seven new defendants to the lawsuit, including Texas Holdings and additional subsidiaries of EFH Corp. An agreed scheduling order is currently in place setting trial for May 2010. While we are unable to estimate any possible loss or predict the outcome of this litigation, we believe the claims made in this litigation are without merit and, accordingly, intend to vigorously defend this litigation.

Regulatory Investigations and Reviews

In June 2008, the EPA issued a request for information to TCEH under EPA’s authority under Section 114 of the Clean Air Act. The stated purpose of the request is to obtain information necessary to determine compliance with the Clean Air Act, including New Source Review Standards and air permits issued by the TCEQ for the Big Brown, Monticello and Martin Lake generation facilities. The company is cooperating with the EPA and is responding in good faith to the EPA’s request, but is unable to predict the outcome of this matter.

Other Proceedings

In addition to the above, we are involved in various other legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect on our financial position, results of operations or cash flows.

Guarantees

We have entered into contracts that contain guarantees to outside parties that could require performance or payment under certain conditions. Material guarantees are discussed below.

Disposed TXU Gas operations—In connection with the TXU Gas transaction in October 2004, EFH Corp. agreed to indemnify Atmos Energy Corporation (Atmos), until October 1, 2014, for up to $500 million for any liability related to assets retained by TXU Gas, including certain inactive gas plant sites not acquired by Atmos, and up to $1.4 billion for contingent liabilities associated with preclosing tax and employee related matters. The maximum aggregate amount that we may be required to pay is $1.9 billion. To date, we have not been required to make any payments to Atmos under any of these indemnity obligations, and no such payments are currently anticipated.

Residual value guarantees in operating leases—We are the lessee under various operating leases that guarantee the residual values of the leased assets. At June 30, 2009, the aggregate maximum amount of residual values guaranteed was approximately $55 million with an estimated residual recovery of approximately $60 million. These leased assets consist primarily of mining equipment, rail cars and vehicles. The average life of the residual value guarantees under the lease portfolio is approximately four years.

See Note 4 above and Note 15 to Financial Statements in the 2008 Form 10-K for discussion of guarantees and security for certain of our indebtedness.

Letters of Credit

At June 30, 2009, TCEH had outstanding letters of credit under its credit facilities totaling $716 million as follows:

•	$366 million to support risk management and trading margin requirements in the normal course of business, including over-the-counter hedging transactions;

•

$208 million to support floating rate pollution control revenue bond debt with an aggregate principal amount of $204 million. The letters of credit are available to fund the payment of such debt obligations and expire in 2014;

•	$65 million for collateral funding transactions with counterparties to interest rate swap agreements related to TCEH debt (see Note 4), and

•	$77 million for miscellaneous credit support requirements.

Long-Term Contractual Obligations and Commitments—As of June 30, 2009, we entered into contractual obligations totaling approximately $308 million to purchase nuclear fuel in periods between 2010 and 2020.

6.	EQUITY

Dividend Restrictions

The indenture governing the EFH Corp. Senior Notes includes covenants that, among other things and subject to certain exceptions, restrict our ability to pay dividends or make other distributions in respect of our capital stock. Accordingly, essentially all of our net income is restricted from being used to make distributions on our common stock unless such distributions are expressly permitted under the indenture and/or after such distributions, on a pro forma basis, after giving effect to such payment, our consolidated leverage ratio is equal to or less than 7.0 to 1.0. Consolidated leverage ratio is generally defined as the ratio of consolidated total indebtedness (as defined in the indenture) to Adjusted EBITDA, in each case, on a consolidated basis, excluding Oncor Holdings and its subsidiaries.

The TCEH Senior Secured Facilities generally restrict TCEH from making any distribution to any of its parent companies for the ultimate purpose of making a distribution to Texas Holdings unless at the time, and after giving effect to such distribution, its consolidated total debt (as defined in the TCEH Senior Secured Facilities) to Adjusted EBITDA would be equal to or less than 6.5 to 1.0.

In addition, under applicable law, we would be prohibited from paying any dividend to the extent that immediately following payment of such dividend, there would be no statutory surplus or we would be insolvent. See “Shareholder Actions” below.

EFH Corp. has not paid any cash dividends subsequent to the Merger.

Shareholder Actions

In May 2009, the shareholders of EFH Corp. approved the reduction of the stated capital of EFH Corp.’s common stock, no par value per share, to an amount equal to $0.001 for each outstanding share of common stock, resulting in total stated value of outstanding common stock of $2 million. Also in May 2009, EFH Corp.’s board of directors approved a decrease in additional paid-in capital of the same amount and the allocation of $0.001 per share to stated value of common stock upon issuance of any authorized but unissued shares of common stock that may occur from time to time, with the remainder of any amounts received for such shares allocated to additional paid-in capital.

Noncontrolling Interests

In November 2008, Oncor sold equity interests to Texas Transmission. Texas Transmission is an entity indirectly owned by a private investment group led by OMERS Administration Corporation, acting through its infrastructure investment entity, Borealis Infrastructure Management Inc., and the Government of Singapore Investment Corporation, acting through its private equity and infrastructure arm, GIC Special Investments Pte Ltd. The investor group is not affiliated with any member of the Sponsor Group, Texas Holdings or EFH Corp. Oncor also indirectly sold equity interests to certain members of its board of directors and its management team. Accordingly, after giving effect to all equity issuances, as of June 30, 2009, Oncor’s ownership was as follows: 80.03% held indirectly by EFH Corp., 0.22% held indirectly by Oncor’s management and board of directors and 19.75% held by Texas Transmission (see Note 1). Of the noncontrolling interests balance at June 30, 2009 in the table below, $1.366 billion related to Oncor’s noncontrolling interests.

In connection with the filing of a combined operating license application with the NRC for two new nuclear generation units, in January 2009, TCEH and Mitsubishi Heavy Industries Ltd. (MHI) formed a joint venture, known as Comanche Peak Nuclear Power Company LLC, to further the development of the two new nuclear generation units using MHI’s US–Advanced Pressurized Water Reactor technology. Under the terms of the joint venture agreement, a subsidiary of TCEH owns an 88% interest in the venture and a subsidiary of MHI owns a 12% interest. This joint venture is a variable interest entity, and a subsidiary of TCEH is considered the primary beneficiary under FIN 46(R).

Equity

The following table presents the changes to equity during the six months ended June 30, 2009.

	EFH Corp. Shareholders’ Equity
	Common Stock (a)	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests (b)	Total Equity
Balance at December 31, 2008	$—	$8,045	$(11,198)	$(379)	$1,355	$(2,177)
Net income	—	—	287	—	28	315
Effects of shareholder actions related to stated value of common stock	2	(2)	—	—	—	—
Effects of EFH Corp. stock-based incentive compensation plans	—	10	—	—	—	10
Net effects of cash flow hedges	—	—	—	42	—	42
Distributions to noncontrolling interests	—	—	—	—	(17)	(17)
Investment by noncontrolling interests	—	—	—	—	32	32

Balance at June 30, 2009	$2	$8,053	$(10,911)	$(337)	$1,398	$(1,795)

(a)	Authorized shares totaled 2,000,000,000 ($0.001 stated value) as of June 30, 2009. Outstanding shares totaled 1,666,417,409 and 1,667,149,663 as of June 30, 2009 and December 31, 2008, respectively.
(b)	See Note 1 for discussion of adoption of SFAS 160.

7.	COMMODITY AND OTHER DERIVATIVE CONTRACTUAL ASSETS AND LIABILITIES

Risk Management Hedging Strategy

We enter into physical and financial derivative instruments, such as options, swaps, futures and forward contracts, primarily to manage commodity price risk and interest rate risk exposure. Our principal activities involving derivatives consist of a long-term hedging program and the hedging of interest costs on our long-term debt. See Note 8 for a discussion of the fair value of all derivatives.

Long-Term Hedging Program—TCEH has a long-term hedging program designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas, thereby hedging future revenues from electricity sales and related cash flows. In ERCOT, the wholesale price of electricity is correlated to the price of natural gas. Under the program, TCEH has entered into market transactions involving natural gas-related financial instruments and has sold forward natural gas over the next five years. These transactions are intended to hedge a majority of electricity price exposure related to expected baseload generation for this period. Changes in the fair value of the instruments under the long-term hedging program are reported in the income statement in net gain (loss) from commodity hedging and trading activities.

Interest Rate Swap Transactions—Interest rate swap agreements are used to reduce exposure to interest rate changes by converting floating-rate debt to a fixed basis, thereby hedging future interest costs and related cash flows. Changes in the fair value of the swaps are recorded as unrealized gains and losses in interest expense and related charges. See Note 4 for additional information about these and other interest rate swap agreements.

Other Commodity Hedging and Trading Activity—In addition to the long-term hedging program, TCEH enters into derivatives, including electricity, natural gas, fuel oil and coal instruments, generally for shorter-term hedging purposes. To a limited extent, TCEH also enters into derivative transactions for proprietary trading purposes, principally in natural gas and electricity markets.

As of June 30, 2009, commodity positions accounted for as cash flow hedges, which represent a small portion of economic hedge positions, reduce exposure to variability of future cash flows through 2009.

The following table provides detail of commodity and other derivative contractual assets and liabilities as presented in the balance sheet at June 30, 2009:

	Derivatives not under hedge accounting				Cash flow hedges
	Derivative assets		Derivative liabilities		Derivative assets
	Commodity contracts	Interest rate swaps	Commodity contracts	Interest rate swaps	Commodity contracts	Total
Current assets	$3,124	$65	$5	$—	$4	$3,198
Noncurrent assets	1,214	1	4	—	—	1,219
Current liabilities	3	—	2,517	647	—	3,167
Noncurrent liabilities	2	—	662	694	—	1,358

Net assets (liabilities)	$4,333	$66	$(3,170)	$(1,341)	$4	$(108)

Margin deposits related to these derivative instruments are reported separately in the balance sheet and totaled $246 million and $190 million in net liabilities at June 30, 2009 and December 31, 2008, respectively. Amounts presented in the above table do not reflect netting of assets and liabilities with the same counterparties under existing netting arrangements. This presentation can result in significant volatility in derivative assets and liabilities because we may enter into offsetting positions with the same counterparties, resulting in both assets and liabilities, and the underlying commodity prices can change significantly from period to period.

The following table presents the pre-tax effect of derivatives not under hedge accounting on net income for the three and six months ended June 30, 2009:

Derivative	Income statement presentation	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009
Commodity contracts	Net gain (loss) from commodity hedging and trading activities	$(265)	$890

Interest rate swaps	Interest expense and related charges (a)	288	333

	Net gain	$23	$1,223

(a)	Includes unrealized mark-to-market net gains totaling $460 million and $665 million, less amounts accrued or settled under interest rate swaps totaling $172 million and $332 million, for the three and six months ended June 30, 2009, respectively.

Results for the three and six months ended June 30, 2009 include a “day one” loss of $3 million and results for the three and six months ended June 30, 2008 include net “day one” losses totaling $39 million and $58 million, respectively, primarily associated with commodity contracts entered into at below market prices. Substantially all of these amounts represent losses associated with related series of transactions involving natural gas financial instruments intended to hedge exposure to future changes in electricity prices. The losses are reported in the income statement in net losses from commodity hedging and trading activities, consistent with other mark-to-market hedging and trading gains and losses, and are included in the results of the Competitive Electric segment.

The following tables present the pre-tax effect of derivative instruments accounted for as cash flow hedges on net income (loss) and other comprehensive income (loss) (OCI) for the three and six months ended June 30, 2009:

Three Months Ended June 30, 2009
Derivative	Amount of initial gain (loss) recognized in OCI (effective portion)	Income statement presentation of gain (loss) reclassified from accumulated OCI into income (effective portion)	Amount
Interest rate swaps	$—	Interest expense and related charges	$(44)

Commodity contracts:	1	Fuel, purchased power costs and delivery fees	(4)

		Operating revenues	(1)

Total	$1		$(49)

Six Months Ended June 30, 2009
Derivative	Amount of initial gain (loss) recognized in OCI (effective portion)	Income statement presentation of gain (loss) reclassified from accumulated OCI into income (effective portion)	Amount
Interest rate swaps	$—	Interest expense and related charges	$(84)

Commodity contracts:	(25)	Fuel, purchased power costs and delivery fees	(4)

		Operating revenues	(2)

Total	$(25)		$(90)

There were no ineffectiveness net gains or losses related to transactions currently designated as cash flow hedges in the three and six months ended June 30, 2009.

Accumulated other comprehensive income related to cash flow hedges at June 30, 2009 totaled $196 million in net losses (after-tax), substantially all of which relates to interest rate swaps. We expect that $105 million of net losses related to cash flow hedges included in accumulated other comprehensive income as of June 30, 2009 will be reclassified into net income during the next twelve months as the related hedged transactions affect net income.

The following table presents the gross notional amounts of derivative volumes, including cash flow hedge volumes, at June 30, 2009:

Derivative type	Notional Volume	Unit of Measure
Interest rate swaps:
Floating/fixed	$19,250	Million US dollars
Basis	$17,400	Million US dollars
Natural gas:
Long-term hedge forward sales and purchases (a)	3,533	Million MMBtu
Locational basis swaps	1,016	Million MMBtu
All other	1,351	Million MMBtu
Electricity	196,377	GWh
Coal	10	Million tons
Fuel oil	180	Million gallons

(a)	Represents gross notional forward sales, purchases and options of fixed and basis (price point) transactions in the long-term hedging program. The net amount of these transactions, excluding basis transactions, is 1.8 billion MMBtu.

Credit Risk-Related Contingent Features

The agreements that govern our derivative instrument transactions may contain certain credit risk-related contingent features that could trigger liquidity requirements in the form of cash collateral, letters of credit or some other form of credit enhancement. Certain of those agreements require the posting of collateral if our credit rating is downgraded by one or more of the credit rating agencies; however, due to our below investment grade ratings, substantially all of such collateral posting requirements are already effective.

As of June 30, 2009, the fair value of liabilities related to derivative instruments under agreements with credit risk-related contingent features that were not fully cash collateralized totaled $1.142 billion. The liquidity exposure associated with these liabilities was reduced by cash and letter of credit postings with the counterparties totaling $181 million as of June 30, 2009. If all the credit risk-related contingent features related to these derivatives had been triggered, including cross default provisions, as of June 30, 2009, the remaining related liquidity requirement would have totaled $40 million after reduction for net accounts receivable and derivative assets under netting arrangements.

In addition, certain derivative agreements that are collateralized solely with asset liens include indebtedness cross-default provisions that could result in the settlement of such contracts if there were a failure under other financing arrangements to meet payment terms or to comply with other covenants that could result in the acceleration of such indebtedness. As of June 30, 2009, the fair value of derivative liabilities subject to such cross-default provisions, largely related to interest rate swaps, totaled $1.731 billion (before consideration of the amount of assets under the liens). The liquidity exposure associated with these liabilities was reduced by cash investments and letters of credit posted with counterparties totaling $465 million as of June 30, 2009 (see Note 4). If all the credit risk-related contingent features related to these derivatives, including amounts related to cross-default provisions, had been triggered as of June 30, 2009, the remaining related liquidity requirement would have totaled $834 million after reduction for derivative assets under netting arrangements (before consideration of the amount of assets under the liens). See Note 15 to the Financial Statements in the 2008 Form 10-K for a description of other obligations that are supported by asset liens.

The aggregate fair values of liabilities under agreements with credit risk-related contingent features, including cross-default provisions, totaled $2.873 billion at June 30, 2009. This amount is before consideration of cash and letter of credit collateral posted, net accounts receivable and derivative assets under netting arrangements and assets under related liens.

Some commodity derivative contracts contain credit risk-related contingent features that do not provide for specific amounts to be posted if the features are triggered. These provisions include material adverse change, performance assurance, and other clauses that generally provide counterparties with the right to request additional credit enhancements. The amounts disclosed above exclude credit risk-related contingent features that do not provide for specific amounts or exposure calculations.

While the disclosures above address our derivative liabilities, we also manage our counterparty credit exposure with respect to derivative assets.

8.	FAIR VALUE MEASUREMENTS

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. With the adoption of SFAS 157, we use a “mid-market” valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement under SFAS 133 and other accounting rules that require such measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy established by SFAS 157:

•

Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Our Level 1 assets and liabilities normally include exchange traded commodity contracts. For example, a significant number of our derivatives are NYMEX futures and swaps transacted through clearing brokers for which prices are actively quoted.

•

Level 2 valuations use inputs, in the absence of actively quoted market prices, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs. For example, our Level 2 assets and liabilities include forward commodity positions at locations for which over-the-counter broker quotes are available.

•

Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value. For example, certain derivative assets or liabilities are derived from pricing models that utilize multiple inputs to the valuations, including inputs that are not observable or easily corroborated through other means.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis. These methods include, among others, the use of broker quotes and statistical relationships between different price curves.

In utilizing broker quotes, we attempt to obtain multiple quotes from brokers that are active in the commodity markets in which we participate (and require at least one quote from two brokers to determine a pricing input as observable); however, not all pricing inputs are quoted by brokers. The number of broker quotes received for certain pricing inputs varies depending on the depth of the trading market, each individual broker’s publication policy, recent trading volume trends and various other factors. In addition, for valuation of interest rate swaps, we use a combination of dealer provided market valuations (generally non-binding) and Bloomberg valuations based on month-end interest rate curves and standard rate swap valuation models.

Certain derivatives and financial instruments are valued utilizing option pricing models that take into consideration multiple inputs including commodity prices, volatility factors, discount rates and other inputs. Additionally, when there is not a sufficient amount of observable market data, valuation models are developed that incorporate proprietary views of market factors. Those valuation models are generally used in developing long-term forward price curves for certain commodities. We believe the development of such curves is consistent with industry practice; however, the fair value measurements resulting from such curves are classified as Level 3.

With respect to amounts presented in the following fair value hierarchy table, the fair value measurement of an asset or liability (e.g. a contract) is required under SFAS 157 to fall in its entirety in one level, based on the lowest level input that is significant to the fair value measurement. Certain assets and liabilities would be classified in Level 2 instead of Level 3 of the hierarchy except for the effects of credit reserves and non-performance risk adjustments, respectively. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability being measured.

At June 30, 2009, assets and liabilities measured at fair value on a recurring basis consisted of the following:

	Level 1	Level 2	Level 3 (a)	Reclassification (b)	Total
Assets:
Commodity-related contracts	$1,184	$2,888	$265	$14	$4,351
Interest rate swaps	—	66	—	—	66
Nuclear decommissioning trust—equity securities (c) (e)	119	85	—	—	204
Nuclear decommissioning trust—debt securities (d) (e)	4	200	—	—	204

Total assets	$1,307	$3,239	$265	$14	$4,825

Liabilities:
Commodity-related contracts	$1,424	$1,409	$337	$14	$3,184
Interest rate swaps	—	1,341	—	—	1,341

Total liabilities	$1,424	$2,750	$337	$14	$4,525

(a)	Level 3 assets and liabilities consist primarily of more complex long-term power purchase and sales agreements, including longer-term wind generation purchase contracts and certain natural gas positions (collars) in the long-term hedging program.

(b)	Represents the effects of reclassification of the assets and liabilities to conform to the balance sheet presentation of current and long-term assets and liabilities.
(c)	The investment objective for equity securities is to invest tax efficiently and to match the performance of the S&P 500 Index.
(d)	The investment objective for debt securities is to invest in a diversified tax efficient portfolio with an overall portfolio rating of AA or above as graded by S&P or Aa2 by Moody’s. The debt securities are heavily weighted with municipal bonds. The debt securities have an average coupon rate of 4.27% and an average maturity of 8.78 years.
(e)	The nuclear decommissioning trust investment is included in the Investments line on the balance sheet.

At December 31, 2008, assets and liabilities measured at fair value on a recurring basis consisted of the following:

	Level 1	Level 2	Level 3 (a)	Total
Assets:
Commodity-related contracts	$1,010	$2,061	$283	$3,354
Interest rate swaps	—	142	—	142
Nuclear decommissioning trust—equity securities (b) (d)	109	83	—	192
Nuclear decommissioning trust—debt securities (c) (d)	—	193	—	193

Total assets	$1,119	$2,479	$283	$3,881

Liabilities:
Commodity-related contracts	$1,288	$1,274	$355	$2,917
Interest rate swaps	—	2,086	—	2,086

Total liabilities	$1,288	$3,360	$355	$5,003

(a)	Level 3 assets and liabilities consist primarily of more complex long-term power purchase and sales agreements, including longer-term wind generation purchase contracts and certain natural gas positions (collars) in the long-term hedging program.
(b)	The investment objective for equity securities is to invest tax efficiently and to match the performance of the S&P 500 Index.
(c)	The investment objective for debt securities is to invest in a diversified tax efficient portfolio with an overall portfolio rating of AA or above as graded by S&P or Aa2 by Moody’s. The debt securities are heavily weighted with municipal bonds. The debt securities have an average coupon rate of 3.77% and an average maturity of 8.0 years.
(d)	The nuclear decommissioning trust investment is included in the Investments line on the balance sheet.

Commodity-related contracts consist primarily of natural gas, electricity, fuel oil and coal derivative instruments entered into for hedging purposes and include physical contracts that have not been designated “normal” purchases or sales under SFAS 133. See Note 7 for further discussion regarding the company’s use of derivative instruments.

Interest rate swaps consist largely of variable-to-fixed rate swap instruments that are economic hedges of interest on long-term debt, as well as interest rate basis swaps designed to further reduce fixed borrowing costs. See Note 4 for discussion of interest rate swaps.

Nuclear decommissioning trust assets represent securities held for the purpose of funding the future retirement and decommissioning of TCEH’s nuclear generation units. These investments include equity, debt and other fixed-income securities consistent with investment rules established by the NRC and the PUCT.

The following table presents the changes in fair value of the Level 3 assets and liabilities (all related to commodity contracts) for the three and six months ended June 30, 2009 and 2008:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Balance at beginning of period	$(78)	$(272)	$(72)	$(173)
Total realized and unrealized gains (losses) (a):
Included in net income (loss)	(1)	(217)	16	(345)
Included in other comprehensive income (loss)	1	14	(25)	15
Purchases, sales, issuances and settlements (net) (b)	7	(18)	(10)	(3)
Net transfers in and/or out of Level 3 (c)	(1)	(46)	19	(33)

Balance at end of period	$(72)	$(539)	$(72)	$(539)

Net change in unrealized gains (losses) included in net income relating to instruments held at end of period (d)	$2	$(256)	$16	$(375)

(a)	Substantially all changes in values of commodity-related contracts are reported in the income statement in net gain (loss) from commodity hedging and trading activities.
(b)	Settlements represent reversals of unrealized mark-to-market valuations of these positions previously recognized in net income. Purchases and issuances reflect option premiums paid or received.
(c)	Includes transfers due to changes in the observability of significant inputs used in valuing derivatives. Transfers in are assumed to transfer in at the beginning of the quarter and transfers out at the end of the quarter, which is when the assessments are performed. Any changes in value during the period are reported as unrealized gains and losses in net gain (loss) from commodity hedging and trading activities.
(d)	Includes unrealized gains and losses of instruments held at the end of the period only related to the periods in which the instrument was classified as a Level 3 asset or liability.

9.	FAIR VALUE OF NONDERIVATIVE FINANCIAL INSTRUMENTS

The carrying amounts and related estimated fair values of significant nonderivative financial instruments were as follows:

	June 30, 2009		December 31, 2008
	Carrying Amount	Fair Value (a)	Carrying Amount	Fair Value (a)
On balance sheet assets (liabilities):
Long-term debt (including current maturities) (b):
TCEH, EFH Corp., and other	$(36,414)	$(25,147)	$(35,860)	$(24,162)
Oncor	$(5,154)	$(5,509)	$(5,204)	$(4,990)

Total	$(41,568)	$(30,656)	$(41,064)	$(29,152)

Off balance sheet assets (liabilities):
Financial guarantees	$—	$(9)	$—	$(3)

(a)	Fair value determined in accordance with SFAS 157.
(b)	Excludes capital leases.

See Notes 7 and 8 for discussion of accounting for financial instruments that are derivatives.

10.	PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS (OPEB) COSTS

Net pension and OPEB costs for the three and six months ended June 30, 2009 and 2008 are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Components of net pension costs:
Service cost	$9	$7	$18	$16
Interest cost	39	29	78	66
Expected return on assets	(41)	(32)	(83)	(76)
Prior service cost	—	—	—	—
Net loss	2	—	4	—

Net pension costs	9	4	17	6

Components of net OPEB costs:
Service cost	3	3	6	5
Interest cost	15	15	30	30
Expected return on assets	(3)	(5)	(6)	(10)
Prior service cost	—	—	—	—
Net loss	3	2	6	6

Net OPEB costs	18	15	36	31

Net pension and OPEB costs	27	19	53	37
Less amounts deferred principally as a regulatory asset or property	(17)	(11)	(33)	(22)

Net amounts recognized as expense	$10	$8	$20	$15

The discount rates reflected in net pension and OPEB costs in 2009 are 6.90% and 6.85%, respectively. The expected rates of return on pension and OPEB plan assets reflected in the 2009 cost amounts are 8.25% and 7.64%, respectively.

We made cash contributions related to our pension and OPEB plans of $36 million and $11 million, respectively, in the first half of 2009, and we expect to make additional contributions of $42 million and $11 million, respectively, in the remainder of 2009.

11.	RELATED PARTY TRANSACTIONS

We incur an annual management fee under terms of a management agreement with the Sponsor Group for which we accrued $9 million for both the three months ended June 30, 2009 and 2008, and $18 million for both the six months ended June 30, 2009 and 2008. The fee is reported as SG&A expense in Corporate and Other activities.

At the closing of the Merger, TCEH entered into the TCEH Senior Secured Facilities and Oncor entered into a revolving credit facility, each with syndicates of financial institutions and other lenders. These syndicates included affiliates of GS Capital Partners, which is a member of the Sponsor Group. Affiliates of GS Capital Partners and Kohlberg Kravis Roberts & Co. L.P. (a member of the Sponsor Group) have from time to time engaged in commercial banking and financial advisory transactions with us in the normal course of business.

Affiliates of Goldman Sachs & Co. are parties to certain commodity and interest rate hedging transactions with us in the normal course of business.

Affiliates of the Sponsor Group may sell or acquire debt or debt securities issued by us in open market transactions or through loan syndications.

12.	SEGMENT INFORMATION

Our operations are aligned into two reportable business segments: Competitive Electric and Regulated Delivery. The segments are managed separately because they are strategic business units that offer different products or services and involve different risks.

The Competitive Electric segment is engaged in competitive market activities consisting of electricity generation, the development and construction of new generation facilities, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales to residential and business customers, all largely in Texas. These activities are conducted by TCEH. The results of this segment also include equipment salvage and resale activities related to the 2007 cancellation of the development of eight new coal-fueled generation units; such activities were not material for the periods presented.

The Regulated Delivery segment is engaged in regulated electricity transmission and distribution operations in Texas. These activities are conducted by Oncor, including its wholly-owned bankruptcy-remote financing subsidiary.

Corporate and Other represents the remaining nonsegment operations consisting primarily of general corporate expenses and interest on EFH Corp. (parent entity) and EFC Holdings debt.

The accounting policies of the business segments are the same as those described in the summary of significant accounting policies in Note 1 above and in Note 1 in the 2008 Form 10-K. We evaluate performance based on income from continuing operations. We record intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Operating revenues:
Competitive Electric	$1,945	$2,567	$3,711	$4,550
Regulated Delivery	653	626	1,266	1,241
Corporate and Other	6	7	13	17
Eliminations	(262)	(249)	(509)	(503)

Consolidated	$2,342	$2,951	$4,481	$5,305

Affiliated revenues included in operating revenues:
Competitive Electric	$1	$2	$3	$4
Regulated Delivery	257	241	496	484
Corporate and Other	4	6	10	15
Eliminations	(262)	(249)	(509)	(503)

Consolidated	$—	$—	$—	$—

Net income (loss):
Competitive Electric	$(78)	$(3,257)	$479	$(4,474)
Regulated Delivery	82	85	140	170
Corporate and Other	(143)	(159)	(304)	(296)

Consolidated	$(139)	$(3,331)	$315	$(4,600)

13.	SUPPLEMENTARY FINANCIAL INFORMATION

Regulated Versus Unregulated Operations

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Operating revenues
Regulated	$653	$626	$1,266	$1,241
Unregulated	1,951	2,574	3,724	4,567
Intercompany sales eliminations—regulated	(257)	(241)	(496)	(484)
Intercompany sales eliminations—unregulated	(5)	(8)	(13)	(19)

Total operating revenues	2,342	2,951	4,481	5,305

Fuel, purchased power and delivery fees—unregulated (a)	(700)	(1,416)	(1,301)	(2,237)
Net gain (loss) from commodity hedging and trading activities—unregulated	(248)	(4,727)	880	(6,293)
Operating costs—regulated	(221)	(208)	(441)	(407)
Operating costs—unregulated	(174)	(182)	(342)	(341)
Depreciation and amortization—regulated	(132)	(121)	(258)	(242)
Depreciation and amortization—unregulated	(291)	(269)	(572)	(543)
Selling, general and administrative expenses—regulated	(44)	(43)	(88)	(83)
Selling, general and administrative expenses—unregulated	(226)	(204)	(428)	(381)
Franchise and revenue-based taxes—regulated	(58)	(58)	(118)	(119)
Franchise and revenue-based taxes—unregulated	(21)	(23)	(47)	(48)
Impairment of goodwill	—	—	(90)	—
Other income	13	15	26	29
Other deductions	(7)	(26)	(18)	(42)
Interest income	11	8	12	13
Interest expense and other charges	(431)	(831)	(1,096)	(1,674)

Income (loss) before income taxes	$(187)	$(5,134)	$600	$(7,063)

(a)	Includes unregulated cost of fuel consumed of $298 million and $456 million for the three months ended June 30, 2009 and 2008, respectively, and $582 million and $782 million for the six months ended June 30, 2009 and 2008, respectively. The balance represents energy purchased for resale and delivery fees net of intercompany eliminations.

Other Income and Deductions

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Other income:
Accretion of adjustment (discount) of regulatory assets resulting from purchase accounting	$10	$11	$20	$22
Mineral rights royalty income	1	1	2	2
Other	2	3	4	5

Total other income	$13	$15	$26	$29

Other deductions:
Net charges related to cancelled development of generation facilities	$1	$2	$2	$7
Severance charges	1	—	7	—
Asset writeoffs	—	2	—	2
Professional fees incurred related to the Merger	—	2	—	3
Costs related to 2006 cities rate settlement	—	7	1	13
Litigation/regulatory settlements	—	7	—	6
Ongoing pension and other postretirement benefit expense related to discontinued businesses	—	3	—	1
Other	5	3	8	10

Total other deductions	$7	$26	$18	$42

Interest Expense and Related Charges

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Interest (including net amounts settled/ accrued under interest rate swaps)	$873	$854	$1,745	$1,724
Unrealized mark-to-market net gain on interest rate swaps	(460)	—	(665)	—
Amortization of interest rate swap losses at dedesignation of hedge accounting	44	—	84	—
Amortization of fair value debt discounts resulting from purchase accounting	20	19	39	36
Amortization of debt issuance costs and discounts	35	31	69	63
Capitalized interest, primarily related to generation facility and regulated utility asset construction	(81)	(73)	(176)	(149)

Total interest expense and related charges	$431	$831	$1,096	$1,674

Restricted Cash

	At June 30, 2009		At December 31, 2008
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Amounts related to the TCEH Letter of Credit Facility (See Note 4)	$—	$1,135	$—	$1,250
Amounts related to margin deposits held	1	—	4	—
Amounts related to securitization (transition) bonds	42	15	51	17

Total restricted cash	$43	$1,150	$55	$1,267

Inventories by Major Category

	June 30, 2009	December 31, 2008
Materials and supplies	$216	$199
Fuel stock	209	162
Natural gas in storage	28	65

Total inventories	$453	$426

Investments

	June 30, 2009	December 31, 2008
Nuclear decommissioning trust	$408	$385
Assets related to employee benefit plans, including employee savings programs, net of distributions	190	210
Land	44	44
Miscellaneous other	5	6

Total investments	$647	$645

Nuclear Decommissioning Trust—Investments in a trust that will be used to fund the costs to decommission the Comanche Peak nuclear generation plant are carried at fair value. Decommissioning costs are being recovered from Oncor’s customers as a delivery fee surcharge over the life of the plant and deposited in the trust fund. Net gains and losses on investments in the trust fund are offset by a corresponding adjustment to a regulatory asset/liability. A summary of investments in the fund follows:

	June 30, 2009
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities	$207	$5	$(8)	$204
Equity securities	187	48	(31)	204

Total	$394	$53	$(39)	$408

	December 31, 2008
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities	$203	$4	$(14)	$193
Equity securities	181	46	(35)	192

Total	$384	$50	$(49)	$385

(a)	Includes realized gains and losses of securities sold.

Debt securities held at June 30, 2009 mature as follows: $60 million in one to five years, $44 million in five to ten years and $100 million after ten years.

Property, Plant and Equipment

As of June 30, 2009 and December 31, 2008, property, plant and equipment of $29.9 billion and $29.5 billion, respectively, is stated net of accumulated depreciation and amortization of $6.3 billion and $5.6 billion, respectively.

Asset Retirement Obligations

These liabilities primarily relate to nuclear generation plant decommissioning, land reclamation related to lignite mining, removal of lignite/coal-fueled plant ash treatment facilities and generation plant asbestos removal and disposal costs. There is no earnings impact with respect to the recognition of the asset retirement costs for nuclear decommissioning, as all costs are recoverable through the regulatory process as part of Oncor’s rates.

The following table summarizes the changes to the asset retirement liability, reported in other noncurrent liabilities and deferred credits in the balance sheet, during the six months ended June 30, 2009:

Asset retirement liability at January 1, 2009	$859
Additions:
Accretion	30
Reductions:
Payments, essentially all mining reclamation	(14)

Asset retirement liability at June 30, 2009	$875

Oncor’s Regulatory Assets and Liabilities

	June 30, 2009	December 31, 2008
Regulatory assets
Generation-related regulatory assets securitized by transition bonds	$815	$865
Employee retirement costs	663	659
Self-insurance reserve (primarily storm recovery costs)	212	214
Nuclear decommissioning cost under-recovery	128	127
Securities reacquisition costs	93	97
Recoverable deferred income taxes—net	76	77
Employee severance costs	20	20
Other	17	12

Total regulatory assets	2,024	2,071

Regulatory liabilities
Committed spending for demand-side management initiatives	90	96
Investment tax credit and protected excess deferred taxes	47	49
Deferred advanced metering system revenues	37	—
Over-collection of securitization (transition) bond revenues	26	28
Other regulatory liabilities	14	6

Total regulatory liabilities	214	179

Net regulatory assets	$1,810	$1,892

Regulatory assets that have been reviewed and approved by the PUCT and are not earning a return totaled $975 million and $1.021 billion at June 30, 2009 and December 31, 2008, respectively, including the generation-related regulatory assets securitized by transition bonds that have a remaining recovery period of approximately seven years. As part of purchase accounting, the carrying value of the generation-related regulatory assets was reduced by $213 million, and this amount is being accreted to other income over the approximate nine-year recovery period remaining as of the date of the Merger.

As of June 30, 2009, regulatory assets totaling $937 million have not been reviewed by the PUCT but are deemed by management to be probable of recovery. Recovery of employee retirement costs and self-insurance reserve costs, which represent the substantial majority of the amounts not reviewed by the PUCT, are specifically authorized by statute, subject to reasonableness review by the PUCT.

In September 2008, the PUCT approved a settlement for Oncor to recover its estimated future investment for advanced metering deployment. Oncor began billing the advanced metering surcharge in the January 2009 billing month cycle. The surcharge is expected to total $1.035 billion over the 11-year recovery period and includes a cost recovery factor of $2.21 per month per residential retail customer and $2.42 to $5.21 per month for non-residential retail customers. We account for the difference between the surcharge billings for advanced metering facilities and the allowed revenues under the surcharge provisions, which are based on expenditures and an allowed return, as a regulatory asset or liability; such differences arise principally as a result of timing of expenditures. As indicated in the table above, the regulatory liability at June 30, 2009 totaled $37 million.

Exit Liabilities

As part of purchase accounting for the Merger, we accrued $54 million in costs expected to be incurred related to the termination and transition of outsourcing arrangements. We incurred $10 million of the exit liabilities in the six months ended June 30, 2009, and the remaining accrual is expected to be settled no later than June 30, 2010, the targeted date of completion of transition of outsourced activities back to us or to service providers.

Other Noncurrent Liabilities and Deferred Credits

The balance of other noncurrent liabilities and deferred credits consists of the following:

	June 30, 2009	December 31, 2008
Uncertain tax positions (including accrued interest)	$1,933	$1,780
Retirement plan and other employee benefits	1,456	1,451
Asset retirement obligations	875	859
Unfavorable purchase and sales contracts	713	727
Liabilities related to subsidiary tax sharing agreement	309	299
Other	97	89

Total other noncurrent liabilities and deferred credits	$5,383	$5,205

We do not expect the total amount of liabilities recorded related to uncertain tax positions to significantly increase or decrease within the next 12 months. As of June 30, 2009, the federal income tax benefit on the interest accrued on uncertain tax positions is recorded as accumulated deferred income taxes.

Unfavorable Purchase and Sales Contracts—The amortization of unfavorable purchase and sales contracts totaled $7 million and $6 million in the three months ended June 30, 2009 and 2008, respectively, and $14 million and $13 million in the six months ended June 30, 2009 and 2008, respectively. Favorable purchase and sales contracts are recorded as intangible assets (see Note 2).

The estimated amortization of unfavorable purchase and sales contracts for each of the five succeeding fiscal years from December 31, 2008 is as follows:

Year	Amount
2009	$27
2010	27
2011	27
2012	27
2013	26

Liabilities Related to Subsidiary Tax Sharing Agreement—Amount represents the noncontrolling interests’ portion of the previously recorded net deferred tax liabilities of Oncor. Upon the sale of noncontrolling interests in Oncor (see Note 6), Oncor became a partnership for US federal income tax purposes, and the temporary differences which gave rise to the deferred taxes will, over time, become taxable to the minority interests. Under a tax sharing agreement among Oncor and its equity holders, Oncor reimburses its equity holders for federal income taxes as the partnership earnings become taxable to such holders. Accordingly, as the temporary differences become taxable, the equity holders will be reimbursed by Oncor. In the unlikely event such amounts are not reimbursed under the tax sharing agreement, it is probable they would be reimbursed to rate payers. The net changes in the liability for the six months ended June 30, 2009 of $10 million reflected changes in temporary differences.

Supplemental Cash Flow Information

	Six Months Ended June 30,
	2009	2008
Cash payments (receipts) related to:
Interest paid (including net amounts under interest rate swaps)	$1,513	$1,724
Capitalized interest	(176)	(149)

Interest paid (net of capitalized interest) (a)	1,337	1,575
Income taxes	(45)	33
Noncash investing and financing activities:
Issuance of toggle notes as consideration for cash interest for EFH Corp. and TCEH	248	—
Noncash construction expenditures (b)	175	138
Capital leases	15	9

(a)	Net of interest received on interest rate swaps.
(b)	Represents end-of-period accruals.

14.	SUPPLEMENTAL GUARANTOR CONDENSED FINANCIAL INFORMATION

In 2007, EFH Corp. issued $2.0 billion 10.875% Senior Notes Due 2017 and $2.5 billion 11.25%/12.00% Senior Toggle Notes Due 2017 (collectively, the EFH Corp. Senior Notes). In May 2009, EFH Corp. issued an additional $150 million of the EFH Corp. Toggle Notes (see Note 4). The EFH Corp. Senior Notes are unconditionally guaranteed by EFC Holdings and Intermediate Holding, 100% owned subsidiaries of EFH Corp. (collectively, the Guarantors) on an unsecured basis. The guarantees issued by the Guarantors are full and unconditional, joint and several guarantees of the EFH Corp. Senior Notes. The guarantees rank equally with any senior unsecured indebtedness of the Guarantors and rank effectively junior to all of the secured indebtedness of the Guarantors to the extent of the assets securing that indebtedness. All other subsidiaries of EFH Corp., either direct or indirect, do not guarantee the EFH Corp. Senior Notes (collectively, the Non-Guarantors). The indenture governing the EFH Corp. Senior Notes contains certain restrictions, subject to certain exceptions, on EFH Corp.’s ability to pay dividends or make investments. See Note 6.

The following tables have been prepared in accordance with Regulation S-X Rule 3-10, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered” in order to present the condensed consolidating statements of income of EFH Corp. (the Parent/Issuer), the Guarantors and the Non-Guarantors for the three-month and six-month periods ended June 30, 2009 and 2008, the condensed consolidating statements of cash flows of the Parent/Issuer, the Guarantors and the Non-Guarantors for the six-month periods ended June 30, 2009 and 2008 and the condensed consolidating balance sheets as of June 30, 2009 and December 31, 2008 of the Parent/Issuer, the Guarantors and the Non-Guarantors. Investments in consolidated subsidiaries are accounted for under the equity method. The presentations reflect the application of SEC Staff Accounting Bulletin Topic 5-J, Push Down Basis of Accounting Required in Certain Limited Circumstances, including the effects of the push down of the $4.65 billion and $4.5 billion EFH Corp. Senior Notes to the Guarantors as of June 30, 2009 and December 31, 2008, respectively (see Notes 4 and 5).

EFH Corp. (Parent) received dividends from its consolidated subsidiaries totaling $58 million and $135 million for the six months ended June 30, 2009 and 2008, respectively.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Income (Loss)

For the Three Months Ended June 30, 2009

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$2,342	$—	$2,342
Fuel, purchased power costs and delivery fees	—	—	(700)	—	(700)
Net gain from commodity hedging and trading activities	—	—	(248)	—	(248)
Operating costs	—	—	(395)	—	(395)
Depreciation and amortization	—	—	(423)	—	(423)
Selling, general and administrative expenses	(35)	—	(235)	—	(270)
Franchise and revenue-based taxes	—	—	(79)	—	(79)
Other income	1	—	12	—	13
Other deductions	(3)	—	(4)	—	(7)
Interest income	60	—	32	(81)	11
Interest expense and related charges	(240)	(141)	(269)	219	(431)

Income (loss) before income taxes and equity earnings of subsidiaries	(217)	(141)	33	138	(187)
Income tax (expense) benefit	67	47	(19)	(47)	48
Equity earnings of subsidiaries	(5)	7	—	(2)	—

Net income (loss)	(155)	(87)	14	89	(139)
Net income attributable to noncontrolling interests	—	—	(16)	—	(16)

Net loss attributable to EFH Corp.	$(155)	$(87)	$(2)	$89	$(155)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Income (Loss)

For the Three Months Ended June 30, 2008

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$2,951	$—	$2,951
Fuel, purchased power costs and delivery fees	—	—	(1,416)	—	(1,416)
Net gain from commodity hedging and trading activities	—	—	(4,727)	—	(4,727)
Operating costs	—	—	(390)	—	(390)
Depreciation and amortization	—	—	(390)	—	(390)
Selling, general and administrative expenses	(33)	—	(214)	—	(247)
Franchise and revenue-based taxes	—	1	(82)	—	(81)
Other income	—	—	14	1	15
Other deductions	(6)	—	(20)	—	(26)
Interest income	40	(6)	37	(63)	8
Interest expense and related charges	(224)	(135)	(666)	194	(831)

Income (loss) before income taxes and equity earnings of subsidiaries	(223)	(140)	(4,903)	132	(5,134)
Income tax (expense) benefit	62	47	1,737	(43)	1,803
Equity earnings of subsidiaries	(3,170)	(3,155)	—	6,325	—

Net income (loss)	$(3,331)	$(3,248)	$(3,166)	$6,414	$(3,331)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Income (Loss)

For the Six Months Ended June 30, 2009

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$4,481	$—	$4,481
Fuel, purchased power costs and delivery fees	—	—	(1,301)	—	(1,301)
Net gain from commodity hedging and trading activities	—	—	880	—	880
Operating costs	—	—	(783)	—	(783)
Depreciation and amortization	—	—	(830)	—	(830)
Selling, general and administrative expenses	(63)	—	(453)	—	(516)
Franchise and revenue-based taxes	—	—	(165)	—	(165)
Impairment of goodwill	—	—	(90)	—	(90)
Other income	2	—	24	—	26
Other deductions	(3)	—	(15)	—	(18)
Interest income	111	—	57	(156)	12
Interest expense and related charges	(476)	(281)	(770)	431	(1,096)

Income (loss) before income taxes and equity earnings of subsidiaries	(429)	(281)	1,035	275	600
Income tax (expense) benefit	137	92	(421)	(93)	(285)
Equity earnings of subsidiaries	579	629	—	(1,208)	—

Net income	287	440	614	(1,026)	315
Net income attributable to noncontrolling interests	—	—	(28)	—	(28)

Net income attributable to EFH Corp.	$287	$440	$586	$(1,026)	$287

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Income (Loss)

For the Six Months Ended June 30, 2008

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$5,305	$—	$5,305
Fuel, purchased power costs and delivery fees	—	—	(2,237)	—	(2,237)
Net gain from commodity hedging and trading activities	—	—	(6,293)	—	(6,293)
Operating costs	—	—	(748)	—	(748)
Depreciation and amortization	—	—	(785)	—	(785)
Selling, general and administrative expenses	(54)	—	(410)	—	(464)
Franchise and revenue-based taxes	—	1	(168)	—	(167)
Other income	—	—	29	—	29
Other deductions	(9)	—	(33)	—	(42)
Interest income	79	4	69	(139)	13
Interest expense and related charges	(450)	(270)	(1,356)	402	(1,674)

Income (loss) before income taxes and equity earnings of subsidiaries	(434)	(265)	(6,627)	263	(7,063)
Income tax (expense) benefit	131	89	2,330	(87)	2,463
Equity earnings of subsidiaries	(4,297)	(4,269)	—	8,566	—

Net income (loss)	$(4,600)	$(4,445)	$(4,297)	$8,742	$(4,600)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

For the Six Months Ended June 30, 2009

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash provided by (used in) operating activities	$(114)	$50	$684	$(116)	$504

Cash flows—financing activities:
Issuances of long-term borrowings	—	—	435	—	435
Retirements of long-term borrowings	—	(2)	(226)	—	(228)
Change in short-term borrowings	—	—	205	—	205
Contributions from noncontrolling interests	—	—	32	—	32
Distributions paid to noncontrolling interests	—	—	(17)	—	(17)
Cash dividends paid	—	(58)	(58)	116	—
Change in advances—affiliates	281	10	—	(291)	—
Other, net	20	—	(3)	—	17

Cash provided by (used in) financing activities	301	(50)	368	(175)	444

Cash flows—investing activities:
Capital expenditures and nuclear fuel purchases	—	—	(1,343)	—	(1,343)
Redemption of investment held in money market fund	—	—	142	—	142
Investment posted with counterparty	(400)	—	—	—	(400)
Reduction of restricted cash from letter of credit facility posted with trustee	—	—	115	—	115
Proceeds from sale of environmental allowances and credits	—	—	7	—	7
Purchases of environmental allowances and credits	—	—	(14)	—	(14)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	2,231	—	2,231
Investments in nuclear decommissioning trust fund securities	—	—	(2,238)	—	(2,238)
Change in advances—affiliates	—	—	(291)	291	—
Other, net	—	—	22	—	22

Cash provided by (used in) investing activities	(400)	—	(1,369)	291	(1,478)

Net change in cash and cash equivalents	(213)	—	(317)	—	(530)
Cash and cash equivalents—beginning balance	1,075	—	614	—	1,689

Cash and cash equivalents—ending balance	$862	$—	$297	$—	$1,159

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

For the Six Months Ended June 30, 2008

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash provided by (used in) operating activities	$(223)	$134	$(1,541)	$(270)	$(1,900)

Cash flows—financing activities:
Issuances of long-term borrowings/securities:
Long-term debt	—	—	1,004	—	1,004
Common stock	34	—	—	—	34
Retirements/repurchases of long-term borrowings/securities:
Long-term debt	(200)	(1)	(404)	—	(605)
Common stock	(1)	—	—	—	(1)
Change in short-term borrowings	—	—	3,015	—	3,015
Cash dividends paid	—	(135)	(135)	270	—
Change in advances—affiliates	356	2	—	(358)	—
Other, net	—	—	16	—	16

Cash provided by (used in) financing activities	189	(134)	3,496	(88)	3,463

Cash flows—investing activities:
Capital expenditures and nuclear fuel purchases	—	—	(1,564)	—	(1,564)
Proceeds from sale of environmental allowances and credits	—	—	28	—	28
Purchases of environmental allowances and credits	—	—	(17)	—	(17)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	475	—	475
Investments in nuclear decommissioning trust fund securities	—	—	(482)	—	(482)
Change in advances—affiliates	—	—	(358)	358	—
Other, net	2	—	(96)	—	(94)

Cash provided by (used in) investing activities	2	—	(2,014)	358	(1,654)

Net change in cash and cash equivalents	(32)	—	(59)	—	(91)
Cash and cash equivalents—beginning balance	32	—	249	—	281

Cash and cash equivalents—ending balance	$—	$—	$190	$—	$190

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

at June 30, 2009

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$862	$—	$297	$—	$1,159
Investment posted with counterparty	400	—	—	—	400
Restricted cash	—	—	43	—	43
Advances to affiliates	390	4	—	(394)	—
Trade accounts receivable—net	16	—	1,153	—	1,169
Income taxes receivable	—	2	61	(63)	—
Accounts receivable from affiliates	—	—	5	(5)	—
Notes receivable from affiliates	115	—	1,082	(1,197)	—
Inventories	—	—	453	—	453
Commodity and other derivative contractual assets	62	—	3,136	—	3,198
Accumulated deferred income taxes	—	6	175	(59)	122
Margin deposits related to commodity positions	—	—	345	—	345
Other current assets	2	—	165	—	167

Total current assets	1,847	12	6,915	(1,718)	7,056
Restricted cash	—	—	1,150	—	1,150
Investments	4,468	3,410	581	(7,812)	647
Property, plant and equipment—net	—	—	29,929	—	29,929
Notes receivable from affiliates	13	—	2,255	(2,268)	—
Goodwill	—	—	14,316	—	14,316
Intangible assets—net	—	—	2,980	—	2,980
Regulatory assets—net	—	—	1,810	—	1,810
Commodity and other derivative contractual assets	—	—	1,219	—	1,219
Accumulated deferred income taxes	722	51	—	(773)	—
Unamortized debt issuance costs and other noncurrent assets	116	100	786	(100)	902

Total assets	$7,166	$3,573	$61,941	$(12,671)	$60,009

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$—	$—	$1,442	$—	$1,442
Advances from affiliates	—	—	394	(394)	—
Long-term debt due currently	3	8	314	—	325
Trade accounts payable	4	—	926	—	930
Accounts payable to affiliates	5	—	—	(5)	—
Notes payable to affiliates	1,026	20	151	(1,197)	—
Commodity and other derivative contractual liabilities	94	—	3,073	—	3,167
Margin deposits related to commodity positions	—	—	528	—	528
Accumulated deferred income taxes	59	—	—	(59)	—
Accrued interest	116	90	395	(89)	512
Other current liabilities	105	—	540	(63)	582

Total current liabilities	1,412	118	7,763	(1,807)	7,486
Accumulated deferred income taxes	—	—	6,852	(721)	6,131
Investment tax credits	—	—	40	—	40
Commodity and other derivative contractual liabilities	—	—	1,358	—	1,358
Notes or other liabilities due affiliates	2,019	—	249	(2,268)	—
Long-term debt, less amounts due currently	6,517	4,746	34,793	(4,650)	41,406
Other noncurrent liabilities and deferred credits	411	2	4,970	—	5,383

Total liabilities	10,359	4,866	56,025	(9,446)	61,804
EFH Corp. shareholders’ equity	(3,193)	(1,293)	4,518	(3,225)	(3,193)
Noncontrolling interests in subsidiaries	—	—	1,398	—	1,398

Total equity	(3,193)	(1,345)	5,916	(3,225)	(1,795)

Total liabilities and equity	$7,166	$3,573	$61,941	$(12,671)	$60,009

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

at December 31, 2008

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,075	$—	$614	$—	$1,689
Investments held in money market fund	—	—	142	—	142
Restricted cash	—	—	55	—	55
Advances to affiliates	403	7	—	(410)	—
Trade accounts receivable—net	3	—	1,216	—	1,219
Income taxes receivable	—	—	128	(86)	42
Accounts receivable from affiliates	—	—	3	(3)	—
Notes receivable from affiliates	—	—	633	(633)	—
Inventories	—	—	426	—	426
Commodity and other derivative contractual assets	143	—	2,391	—	2,534
Accumulated deferred income taxes	—	—	80	(36)	44
Margin deposits related to commodity positions	—	—	439	—	439
Other current assets	6	—	159	—	165

Total current assets	1,630	7	6,286	(1,168)	6,755
Restricted cash	—	—	1,267	—	1,267
Investments	3,899	2,793	579	(6,626)	645
Property, plant and equipment—net	—	—	29,522	—	29,522
Notes receivable from affiliates	12	—	2,273	(2,285)	—
Goodwill	—	—	14,386	—	14,386
Intangible assets—net	—	—	2,993	—	2,993
Regulatory assets—net	—	—	1,892	—	1,892
Commodity and other derivative contractual assets	—	—	962	—	962
Accumulated deferred income taxes	575	6	—	(581)	—
Unamortized debt issuance costs and other noncurrent assets	130	111	711	(111)	841

Total assets	$6,246	$2,917	$60,871	$(10,771)	$59,263

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$—	$—	$1,237	$—	$1,237
Advances from affiliates	—	—	410	(410)	—
Long-term debt due currently	3	8	374	—	385
Trade accounts payable	8	—	1,135	—	1,143
Accounts payable to affiliates	—	3	—	(3)	—
Notes payable to affiliates	585	13	35	(633)	—
Commodity and other derivative contractual liabilities	178	—	2,730	—	2,908
Margin deposits related to commodity positions	—	—	525	—	525
Accumulated deferred income taxes	36	—	—	(36)	—
Accrued interest	110	87	413	(86)	524
Other current liabilities	111	—	587	(86)	612

Total current liabilities	1,031	111	7,446	(1,254)	7,334
Accumulated deferred income taxes	—	—	6,507	(581)	5,926
Investment tax credits	—	—	42	—	42
Commodity and other derivative contractual liabilities	—	—	2,095	—	2,095
Notes or other liabilities due affiliates	2,019	—	266	(2,285)	—
Long-term debt, less amounts due currently	6,340	4,597	34,401	(4,500)	40,838
Other noncurrent liabilities and deferred credits	388	1	4,817	(1)	5,205

Total liabilities	9,778	4,709	55,574	(8,621)	61,440
EFH Corp. shareholders’ equity	(3,532)	(1,792)	3,942	(2,150)	(3,532)
Noncontrolling interests in subsidiaries	—	—	1,355	—	1,355

Total equity	(3,532)	(1,792)	5,297	(2,150)	(2,177)

Total liabilities and equity	$6,246	$2,917	$60,871	$(10,771)	$59,263

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Energy Future Holdings Corp.:

We have reviewed the accompanying condensed consolidated balance sheet of Energy Future Holdings Corp. and subsidiaries (“EFH Corp.”) as of June 30, 2009, and the related condensed statements of consolidated income (loss) and comprehensive income (loss) for the three-month and six-month periods ended June 30, 2009 and 2008, and of cash flows for the six-month periods ended June 30, 2009 and 2008. These interim financial statements are the responsibility of EFH Corp.’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Energy Future Holdings Corp. and subsidiaries as of December 31, 2008, and the related statements of consolidated income (loss), comprehensive income (loss), cash flows, and shareholders’ equity for the year then ended (not presented herein); and in our report dated March 2, 2009 (May 20, 2009 as to the effects of the retrospective adoption of SFAS 160) (which report includes an explanatory paragraph related to EFH Corp. completing its merger with Texas Energy Future Merger Sub Corp and becoming a subsidiary of Texas Energy Future Holdings Limited Partnership on October 10, 2007, EFH Corp.’s adoption of SFAS 160, the provisions of FASB Staff Position No. FIN 39-1 and reclassification of results of its commodity hedging and trading activities on a retrospective basis), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2008 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Deloitte & Touche LLP

Dallas, Texas
August 3, 2009

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

1999 Restructuring Legislation	Texas Electric Choice Plan, the legislation that restructured the electric utility industry in Texas to provide for retail competition

Adjusted EBITDA	Adjusted EBITDA means EBITDA adjusted to exclude non-cash items, unusual items and other adjustments allowable under certain debt arrangements of EFH Corp. Adjusted EBITDA and EBITDA are not recognized terms under GAAP and, thus, are non-GAAP financial measures. Intermediate Holding is providing EFH Corp.’s Adjusted EBITDA in this annual report (see reconciliation in Exhibit 99(a)) solely because of the important role that Adjusted EBITDA plays in respect of the certain covenants contained in the indenture for EFH Corp. debt pushed down to Intermediate Holding as discussed in Note 11 to Financial Statements. Intermediate Holding does not intend for Adjusted EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Additionally, Intermediate Holding does not intend for Adjusted EBITDA (or EBITDA) to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, Intermediate Holding’s presentation of Adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.

Capgemini	Capgemini Energy LP, a subsidiary of Cap Gemini North America Inc. that provides business process support services to Oncor

CREZ	Competitive Renewable Energy Zones

EBITDA	Refers to earnings (net income) before interest expense, income taxes, depreciation and amortization. See the definition of Adjusted EBITDA above.

EFC Holdings	Refers to Energy Future Competitive Holdings Company, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of TCEH.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include Oncor and TCEH.

EFH Corp. Notes	Refers collectively to EFH Corp.’s 10.875% Senior Notes due November 1 2017 (Cash-Pay Notes) and EFH Corp.’s 11.250%/12.000% Senior Toggle Notes due November 1, 2017 (Toggle Notes).

EPA	US Environmental Protection Agency

ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of the various electricity systems within Texas

ERISA	Employee Retirement Income Security Act of 1974, as amended

FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting

FERC	US Federal Energy Regulatory Commission

FIN	Financial Accounting Standards Board Interpretation

FIN 48	FIN No. 48 (As Amended), “Accounting for Uncertainty in Income Taxes”

Fitch	Fitch Ratings, Ltd. (a credit rating agency)

FSP	FASB Staff Position

FSP FIN 48-1	FASB Staff Position FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”

FSP SFAS 132(R)	FSP SFAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”

GAAP	generally accepted accounting principles

GWh	gigawatt-hours

Intermediate Holding	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

Investment LLC	Refers to Oncor Management Investment LLC, a Delaware limited liability company and minority interest owner of Oncor, whose managing member is Oncor and whose Class B Interests are owned by officers, directors and key employees of Oncor.

IRS	US Internal Revenue Service

kWh	kilowatt-hours

LIBOR	London Interbank Offered Rate. An interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

Limited Liability Company Agreement	The Second Amended and Restated Limited Liability Company Agreement of Oncor, dated as of November 5, 2008 by and among

Oncor Holdings, Texas Transmission and Investment LLC, as amended.

Luminant	Refers to wholly-owned subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Merger	The transaction referred to in the Merger Agreement (defined immediately below) that was completed on October 10, 2007.

Merger Agreement	Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

Moody’s	Moody’s Investors Services, Inc. (a credit rating agency)

MW	megawatts

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings, and/or its wholly-owned consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of Intermediate Holding and the direct majority owner of Oncor.

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries.

OPEB	other postretirement employee benefit

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act

Purchase accounting	The purchase method of accounting for a business combination as prescribed by SFAS 141 whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider

S&P	Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. (a credit rating agency)

SARs	Stock Appreciation Rights

SARs Plan	Refers to the Oncor Electric Delivery Stock Appreciation Rights Plan

SEC	US Securities and Exchange Commission

Securities Act	Securities Act of 1933, as amended

SFAS	Statement of Financial Accounting Standards issued by the FASB

SFAS 5	SFAS No. 5, “Accounting for Contingencies”

SFAS 71	SFAS No. 71, “Accounting for the Effect of Certain Types of Regulation”

SFAS 87	SFAS No. 87, “Employers’ Accounting for Pensions”

SFAS 106	SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”

SFAS 109	SFAS No. 109, “Accounting for Income Taxes”

SFAS 123(R)	SFAS No. 123 (revised 2004), “Share-Based Payment”

SFAS 132(R)	SFAS No. 132 (revised 2003), “Employers’ Disclosures About Pensions and Other Postretirement Benefits”

SFAS 133	SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended and interpreted

SFAS 140	SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, a replacement of FASB Statement No. 125”

SFAS 141	SFAS No. 141, “Business Combinations”

SFAS 142	SFAS No. 142, “Goodwill and Other Intangible Assets”

SFAS 144	SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”

SFAS 157	SFAS No. 157, “Fair Value Measurements”

SFAS 158	SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”

SFAS 160	SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”

SFAS 165	SFAS No. 165, “Subsequent Events”

SFAS 168	SFAS No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles”

Sponsor Group	Collectively, the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co. (See Texas Holdings below.)

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFC Holdings and an indirect, wholly-owned subsidiary of EFH Corp., and/or its subsidiaries, depending on context.

TCEQ	Texas Commission on Environmental Quality

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a Delaware limited partnership controlled by the Sponsor Group, that owns substantially all of the common stock of EFH Corp.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

Texas Transmission	Refers to Texas Transmission Investment LLC, a Delaware limited liability company that purchased a 19.75% equity interest in Oncor in November 2008. It is not affiliated with EFH Corp., any of EFH Corp.’s subsidiaries or any member of the Sponsor Group.

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

US	United States of America

This Annual Report occasionally makes references to Intermediate Holding, Oncor Holdings or Oncor when describing actions, rights or obligations of their respective subsidiaries. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of

Energy Future Intermediate Holding Company LLC

Dallas, Texas

We have audited the accompanying consolidated balance sheets of Energy Future Intermediate Holding Company LLC and subsidiaries (“Intermediate Holding” or the “Successor”) as of December 31, 2008 and 2007 (Successor balance sheets), and the related statements of consolidated income (loss), comprehensive income (loss), cash flows, and membership interests for the year ended December 31, 2008 and the period from October 11, 2007 through December 31, 2007 (Successor operations). We have also audited the accompanying statements of consolidated income (loss), comprehensive income (loss), cash flows, and shareholder’s equity of Oncor Electric Delivery Company LLC (the “Predecessor”) for the period from January 1, 2007 through October 10, 2007 and the year ended December 31, 2006 (Predecessor operations). These financial statements are the responsibility of Intermediate Holding’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Intermediate Holding is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Intermediate Holding’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor’s consolidated financial statements referred to above present fairly, in all material respects, the financial position of Energy Future Intermediate Holding Company LLC and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the year ended December 31, 2008 and the period from October 11, 2007 through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor’s consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Oncor Electric Delivery Company LLC for the period from January 1, 2007 through October 10, 2007 and the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, Intermediate Holding is a wholly owned subsidiary of Energy Future Holdings Corp., which was merged with Texas Energy Future Merger Sub Corp on October 10, 2007. As also discussed in Note 1, Intermediate Holding adopted the provisions of FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 on a retrospective basis.

/s/ Deloitte & Touche LLP

Dallas, Texas

September 2, 2009

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(millions of dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Operating revenues:
Affiliated	$1,000	$209	$823	$1,139
Nonaffiliated	1,580	324	1,144	1,310

Total operating revenues	2,580	533	1,967	2,449

Operating expenses:
Operation and maintenance	852	200	649	804
Depreciation and amortization	492	96	366	476
Income taxes	191	25	150	156
Taxes other than income taxes	391	87	305	402

Total operating expenses	1,926	408	1,470	1,838

Operating income	654	125	497	611
Other income and deductions:
Impairment of goodwill (Note 3)	860	—	—	—
Other income (Note 20)	45	11	3	2
Other deductions (Note 20)	25	8	30	27
Nonoperating income taxes	(62)	(17)	9	14
Interest income	47	12	44	58
Interest expense and related charges (Note 20)	578	138	242	286

Net income (loss)	(655)	19	263	344
Net loss attributable to noncontrolling interests	160	—	—	—

Net income (loss) attributable to Intermediate Holding	$(495)	$19	$263	$344

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(millions of dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Net income (loss)	$(655)	$19	$263	$344

Other comprehensive income, net of tax effects:
Cash flow hedges:
Net decrease in fair value of derivatives (net of tax benefit of $1, —, — and —)	(2)	—	—	—
Cash flow hedges—derivative value net losses related to hedged transactions recognized during the period in net income (net of tax expense of $ — in all periods)	—	—	1	2

Comprehensive income (loss)	(657)	19	264	346
Comprehensive loss attributable to noncontrolling interests	160	—	—	—

Comprehensive income (loss) attributable to Intermediate Holding	$(497)	$19	$264	$346

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED CASH FLOWS

(millions of dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Cash flows—operating activities:
Net income (loss)	$(655)	$19	$263	$344
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	462	97	366	473
Deferred income taxes expense (benefit)—net	160	71	21	27
Amortization of investment tax credits	(5)	(1)	(4)	(5)
Impairment of goodwill (Note 3)	860	—	—	—
Net gains on sale of assets	(1)	(1)	(3)	—
Bad debt expense	1	(2)	2	1
Stock-based incentive compensation expense	—	—	3	4
Recognition of losses on dedesignated cash flow hedges	—	—	2	2
Effect of Parent’s payment of interest on pushed-down debt	251	24	—	—
Other, net	6	4	2	1
Changes in operating assets and liabilities:
Accounts receivable—trade (including affiliates)	(1)	39	(47)	3
Impact of accounts receivable sales program (Note 9)	—	(113)	27	(3)
Inventories	(12)	6	19	(22)
Accounts payable—trade (including affiliates)	6	(3)	8	(16)
Other—assets	(141)	(32)	(24)	(56)
Other—liabilities	(102)	(43)	47	(125)

Cash provided by operating activities	829	65	682	628

Cash flows—financing activities:
Issuance of long-term-debt	1,500	—	800	—
Repayments of long-term debt	(99)	(832)	(264)	(93)
Net increase (decrease) in short-term borrowings	(943)	895	(288)	622
Proceeds from sale of noncontrolling interests, net of transaction costs	1,253	—	—	—
Distribution to parent of equity sale net proceeds	(1,253)	—	—	—
Distributions/dividends	(330)	—	(326)	(340)
Net increase (decrease) in advances from parent	—	—	(24)	2
Decrease in income tax-related note receivable from TCEH	34	9	24	39
Excess tax benefit on stock-based incentive compensation	10	15	—	14
Debt discount, financing and reacquisition expenses—net	(18)	(1)	(10)	(4)

Cash provided by (used in) financing activities	154	86	(88)	240

Cash flows—investing activities:
Capital expenditures	(882)	(153)	(555)	(840)
Costs to remove retired property	(37)	(9)	(25)	(40)
Cash settlements related to outsourcing contract termination (Note 16)	20	—	—	—
Proceeds from sale of assets	1	1	4	—
Other	19	15	(2)	(2)

Cash used in investing activities	(879)	(146)	(578)	(882)

Net change in cash and cash equivalents	104	5	16	(14)

Cash and cash equivalents—beginning balance	22	17	1	15

Cash and cash equivalents—ending balance	$126	$22	$17	$1

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC (SUCCESSOR)

CONSOLIDATED BALANCE SHEETS

(millions of dollars)

	Successor
	December 31, 2008	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$126	$22
Restricted cash (Note 15)	51	56
Trade accounts receivable from nonaffiliates—net (Note 9)	217	208
Trade accounts and other receivables from affiliates	182	181
Advances to Parent	3	25
Income taxes receivable from parent	22	52
Materials and supplies inventories—at average cost	63	51
Accumulated deferred income taxes (Note 7)	54	45
Prepayments	75	67
Other current assets	9	2

Total current assets	802	709

Restricted cash (Note 15)	16	17
Investments and other property (Note 15)	72	89
Property, plant and equipment—net (Note 20)	8,606	8,069
Goodwill (Note 20)	4,064	4,894
Note receivable due from TCEH (Note 19)	254	289
Regulatory assets—net (Note 8)	1,892	1,305
Other noncurrent assets	115	176

Total assets	$15,821	$15,548

LIABILITIES AND MEMBERSHIP INTERESTS

Current liabilities:
Short-term borrowings (Note 10)	$337	$1,280
Long-term debt due currently (Note 11)	103	99
Trade accounts payable	124	130
Accrued taxes other than income taxes	141	136
Accrued interest	146	115
Other current liabilities	99	98

Total current liabilities	950	1,858

Accumulated deferred income taxes (Note 7)	1,192	1,354
Investment tax credits	42	47
Long-term debt, less amounts due currently (Note 11)	7,351	5,952
Other noncurrent liabilities and deferred credits	1,721	898

Total liabilities	11,256	10,109

Commitments and contingencies (Note 12)

Membership interests (Note 13):
Intermediate Holding membership interest	3,210	5,439
Noncontrolling interests in subsidiary	1,355	—

Total membership interests	4,565	5,439

Total liabilities and membership interests	$15,821	$15,548

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC (SUCCESSOR)

STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS

(millions of dollars)

	Successor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007
Capital account:
Balance at beginning of period (a)	$5,439	$7,539
Investment by Texas Holdings	—	12
Distribution of investment in Oncor Communications Holding Company LLC to parent	(24)	—
Settlement of incentive compensation plans	—	28
Effect of debt push-down from EFH Corp. (Note 11)	140	(2,158)
Effect of sale of noncontrolling interests (Note 14)	(265)	—
Distributions paid to parent	(1,583)	—
Net income (loss)	(495)	19
Other	—	(1)

Balance at end of period	3,212	5,439

Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period	—	—
Net effects of cash flow hedges	(2)	—

Balance at end of period	(2)	—

Intermediate Holding membership interest at end of period	3,210	—

Noncontrolling interests in subsidiary (Note 14)
Balance at beginning of period	—	—
Net loss	(160)	—
Investment	1,253	—
Effect of sale of noncontrolling interests (Note 14)	265	—
Distributions to noncontrolling interests	(2)	—
Other	(1)	—

Noncontrolling interests in subsidiary at end of period	1,355	—

Total membership interests at end of period	$4,565	$5,439

(a)	The beginning equity balance for the period from October 11, 2007 through December 31, 2007 reflects the application of push-down accounting as a result of the Merger.

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED SHAREHOLDER’S EQUITY

(millions of dollars)

	Predecessor
	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Common stock without par value (number of authorized shares—100,000,000):
Balance at beginning of period	$1,986	$1,952
Effects of stock-based incentive compensation plans (Note 13)	18	19
Noncash contribution of pension-related assets (Note 13)	—	15

Balance at end of period (number of shares outstanding:
October 10, 2007—0; 2006 and 2005—48,864,775)	2,004	1,986

Retained earnings:
Balance at beginning of period	1,008	1,004
Net income	263	344
Dividends to parent	(326)	(340)
Effect of adoption of FIN 48	(9)	—
Other	1	—

Balance at end of period	937	1,008

Accumulated other comprehensive (loss), net of tax effects:
Balance at beginning of period	(19)	(21)
Net effects of cash flow hedges	1	2

Balance at end of period	(18)	(19)

Total shareholder’s equity at end of period	$2,923	$2,975

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Intermediate Holding is a Dallas, Texas-based holding company whose financial statements reflect almost entirely the operations of its indirect, majority (approximately 80%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Distribution revenues from TCEH represented 39% of total revenues for the year ended December 31, 2008. Intermediate Holding is a direct, wholly-owned subsidiary of EFH Corp. With the closing of the Merger on October 10, 2007, EFH Corp. became a subsidiary of Texas Holdings, which is controlled by the Sponsor Group.

References in this report to Intermediate Holding are to Intermediate Holding and/or its direct or indirect subsidiaries as apparent in the context. See “Glossary” for definition of terms and abbreviations.

Intermediate Holding’s consolidated financial statements include its indirect, bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC. This financing subsidiary was organized for the limited purpose of issuing specified transition bonds in 2003 and 2004. Oncor Electric Delivery Transition Bond Company LLC issued $1.3 billion principal amount of securitization (transition) bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002.

Various “ring-fencing” measures have been taken, in connection with the Merger, to enhance credit quality of Oncor Holdings and Oncor. Such measures include, among other things: Oncor Holdings’ sale of a 19.75% equity interest in Oncor to Texas Transmission; TXU Electric Delivery Company’s name change to Oncor Electric Delivery Company; the formation of a new special purpose holding company for Oncor, Oncor Holdings, as one of the Oncor Ring-Fenced Entities; the conversion of Oncor from a corporation to a limited liability company; maintenance of separate books and records for the Oncor Ring-Fenced Entities; changes to Oncor’s corporate governance provisions; Oncor’s board of directors being comprised of a majority of independent directors; physical separation of Oncor’s headquarters from Luminant and TXU Energy; amendments to contracts between the Oncor Ring-Fenced Entities and the Texas Holdings Group, and prohibitions on the Oncor Ring-Fenced Entities’ providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, including TXU Energy and Luminant, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or other obligations of any member of the Texas Holdings Group. Furthermore, Oncor does not bear any liability for Intermediate Holding’s obligations (including, but not limited to, debt obligations), and vice versa. Accordingly, Oncor’s operations are conducted, and its cash flows managed, independently from the Texas Holdings Group.

Intermediate Holding’s financial statements reflect almost entirely the operations of Oncor; consequently, there are no separate reportable business segments.

See Note 14 for discussion of noncontrolling interests sold by Oncor in November 2008.

Basis of Presentation

The consolidated financial statements of Intermediate Holding have been prepared in accordance with US GAAP. The accompanying consolidated statements of income (loss), comprehensive income (loss) and cash flows present results of operations and cash flows of Intermediate Holding for periods subsequent to the Merger

(Successor) and of Oncor for periods preceding the Merger (Predecessor), since Intermediate Holding did not exist prior to the Merger. The consolidated financial statements of the Successor reflect the application of purchase accounting in accordance with the provisions of SFAS 141 and the adoption of SFAS 160 as discussed in “Changes in Accounting Standards” below. Adoption of SFAS 160 did not affect the periods prior to 2008 as there were no noncontrolling interests in those periods. All intercompany items and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated.

Income Taxes

EFH Corp. files a consolidated federal income tax return, and federal income taxes were allocated to subsidiaries, including Intermediate Holding, Oncor Holdings and Oncor, based on their respective taxable income or loss. Effective with the sale of noncontrolling interests in Oncor (see Note 14), Oncor became a partnership for US federal income tax purposes, and subsequently EFH Corp.’s share of partnership income is included in its consolidated federal income tax return. In connection with the Merger, Oncor, Oncor Holdings and EFH Corp. entered into a tax sharing agreement (amended in November 2008 to include Texas Transmission and Investment LLC), that is retroactive to January 1, 2007. The tax sharing agreement provides for the allocation of tax liability to each of Oncor Holdings and Oncor substantially as if these entities filed their own income tax returns and requires tax payments to EFH Corp. and noncontrolling interest holders determined on that basis (without duplication for any income taxes paid by a subsidiary of Oncor Holdings). Deferred income taxes are provided for temporary differences between the book and tax bases of individual parent company assets and liabilities of Intermediate Holding and Oncor Holdings, which primarily relate to the difference between the book and tax basis of the investment in Oncor.

Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, are determined in accordance with the provisions of SFAS 109 and FIN 48. See Note 7 for additional detail.

Prior to 2007, Oncor generally accounted for uncertainty related to positions taken on tax returns based on the probable liability approach consistent with SFAS 5. Effective January 1, 2007, Intermediate Holding adopted FIN 48 as discussed in Note 6.

Use of Estimates

Preparation of Intermediate Holding’s financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments, other than those disclosed elsewhere herein, were made to previous estimates or assumptions during the current year.

Purchase Accounting

The Merger has been accounted for under purchase accounting, whereby the total purchase price of the transaction was allocated to EFH Corp.’s identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values, and the excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The allocation resulted in a significant amount of goodwill, a portion of which was assigned to Intermediate Holding. See Note 2 for details regarding the effect of purchase accounting.

Derivative Instruments and Mark-to-Market Accounting

Oncor has from time-to-time entered into derivative instruments, referred to as interest rate swaps, to hedge interest rate risk. If the instrument meets the definition of a derivative under SFAS 133, the fair value of each derivative is required to be recognized on the balance sheet as a derivative asset or liability and changes in the fair value recognized in net income, unless criteria for certain exceptions are met. This recognition is referred to as “mark-to-market” accounting. Under the exception criteria of SFAS 133, derivatives may be designated as cash flow or fair value hedges.

Because derivative instruments are frequently used as economic hedges, SFAS 133 allows the designation of such instruments as cash flow or fair value hedges provided certain conditions are met. A cash flow hedge mitigates the risk associated with the variability of the future cash flows related to an asset or liability (e.g., debt with variable interest rate payments), while a fair value hedge mitigates risk associated with fixed future cash flows (e.g., debt with fixed interest rate payments). In accounting for cash flow hedges, derivative assets and liabilities are recorded on the balance sheet at fair value with an offset to other comprehensive income to the extent the hedges are effective. Amounts remain in accumulated other comprehensive income, unless the underlying transactions become probable of not occurring, and are reclassified into net income as the related transactions (hedged items) settle and affect net income. Fair value hedges are recorded as derivative assets or liabilities with an offset to net income, and the carrying value of the related asset or liability (hedged item) is adjusted for changes in fair value with an offset to net income. If the fair value hedge is settled prior to the maturity of the hedged item, the cumulative fair value gain or loss associated with the hedge is amortized into income over the remaining life of the hedged item. To qualify for hedge accounting, a hedge must be considered highly effective in offsetting changes in fair value of the hedged item. Assessment of the hedge’s effectiveness is tested at least quarterly throughout its term to continue to qualify for hedge accounting. Hedge ineffectiveness, even if the hedge continues to be assessed as effective, is immediately recognized in net income. Ineffectiveness is generally measured as the cumulative excess, if any, of the change in value of the hedging instrument over the change in value of the hedged item.

Revenue Recognition

Revenues from delivery services are recorded under the accrual method of accounting. Revenues are recognized when delivery services are provided to customers on the basis of periodic cycle meter readings and include an estimate for revenues earned from the meter reading date to the end of the period with an adjustment for the impact of weather and other factors on unmetered deliveries (unbilled revenue).

Impairment of Goodwill and Other Intangible Assets

Intermediate Holding evaluates goodwill for impairment at least annually (as of October 1) in accordance with SFAS 142. The impairment tests performed are based on determinations of enterprise value using discounted cash flow analyses, comparable company equity values and any relevant transactions indicative of enterprise values. See Note 20 for details of goodwill and other intangible assets and Note 3 for discussion of a goodwill impairment charge recorded in 2008.

System of Accounts

The accounting records of Intermediate Holding have been maintained in accordance with the FERC Uniform System of Accounts as adopted by the PUCT.

Defined Benefit Pension Plans and Other Postretirement Employee Benefit (OPEB) Plans

Subsidiaries of Intermediate Holding participate in an EFH Corp. pension plan that offers benefits based on either a traditional defined benefit formula or a cash balance formula and an OPEB plan that offers certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from subsidiaries of Intermediate Holding. Costs of pension and OPEB plans are determined in accordance with SFAS 87 and SFAS 106 and are dependent upon numerous factors, assumptions and estimates.

Effective December 31, 2006, Oncor adopted SFAS 158. See Note 17 for additional information regarding pension and OPEB plans.

Stock-Based Incentive Compensation

Prior to the Merger, EFH Corp. provided discretionary awards payable in its common stock to qualified managerial employees of Oncor under EFH Corp.’s shareholder-approved long-term incentive plans. Intermediate Holding recognized expense for these awards based on the provisions of SFAS 123(R), which provides for the recognition of stock-based compensation expense over the vesting period based on the grant-date fair value of those awards. In November 2008, Oncor implemented a SARs Plan for certain management that purchased equity interests in Oncor indirectly by investing in Investment LLC. SARs have been awarded under the plan and are being accounted for based upon the provisions of SFAS 123(R). See Note 18 for information regarding stock-based compensation.

Fair Value of Nonderivative Financial Instruments

The carrying amounts for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments. The fair values of other financial instruments, for which carrying amounts and fair values have not been presented, are not materially different than their related carrying amounts.

Franchise Taxes

Franchise taxes are assessed to Oncor by local governmental bodies, based on kWh delivered and are the principal component of “taxes other than amounts related to income taxes” as reported in the income statement. Franchise taxes are not a “pass through” item. Rates charged to customers by Oncor are intended to recover the taxes, but Oncor is not acting as an agent to collect the taxes from customers.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. See Note 15 for details regarding restricted cash.

Property, Plant and Equipment

Properties are stated at original cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead and an allowance for funds used during construction.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties based on depreciation rates approved by the PUCT. Depreciation rates include plant removal costs as a component of depreciation expense, consistent with regulatory treatment. As is common in the industry, depreciation expense is recorded using composite depreciation rates that reflect blended estimates of the lives of major asset components as compared to depreciation expense calculated on an asset-by-asset basis.

Allowance For Funds Used During Construction (AFUDC)

AFUDC is a regulatory cost accounting procedure whereby both interest charges on borrowed funds and a return on equity capital used to finance construction are included in the recorded cost of utility plant and equipment being constructed. AFUDC is capitalized on all projects involving construction periods lasting greater than thirty days. The equity portion of capitalized AFUDC is accounted for as other income. See Note 20 for detail of amounts charged to interest expense; there was no equity AFUDC in the years presented.

Regulatory Assets and Liabilities

The financial statements of Intermediate Holding reflect regulatory assets and liabilities under cost-based rate regulation in accordance with SFAS 71. The assumptions and judgments used by regulatory authorities continue to have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 8 for details of regulatory assets and liabilities.

Sale of Noncontrolling Interests

See Note 14 for discussion of accounting for the sale of noncontrolling interests by Oncor.

Push-Down of EFH Corp. Debt

In accordance with SEC Staff Accounting Bulletin (SAB) Topic 5-J, at December 31, 2008 and 2007, Intermediate Holding reflects $2.250 billion principal amount of certain EFH Corp. senior notes on its balance sheet and the related interest expense in its income statement as a result of Intermediate Holding’s guarantee of the debt. The amount to be reflected on Intermediate Holding’s balance sheet was calculated based upon the relative equity investment of EFC Holdings, which is also a guarantor of the debt, and Intermediate Holding in their respective operating subsidiaries at the time of the Merger. See Note 11 for discussion of the EFH Corp. debt pushed down to Intermediate Holding.

Changes in Accounting Standards

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS 160 was effective for fiscal years beginning on or after December 15, 2008 and requires noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. In accordance with the retrospective reporting requirements of SFAS 160, the financial statements present the noncontrolling interests created as a result of Oncor’s November 2008 sale of equity interests (totaling $1.355 billion at December 31, 2008) as a separate component of equity in the balance sheet, consolidated net loss for the year ended December 31, 2008 reflects the net loss attributable to the noncontrolling interests (totaling $160 million) as a line item below net loss and the net proceeds received from Oncor’s sale of the noncontrolling interests are reflected in the statement of consolidated cash flows as a financing activity.

In December 2008, the FASB issued FSP SFAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP amends SFAS 132(R) to provide enhanced disclosures regarding how investment allocation decisions are made and certain aspects of fair value measurements on plan assets. The disclosures required by this FSP are intended to provide transparency related to the types of assets and associated risks in an employer’s defined benefit pension or other postretirement employee benefits plan and events in the economy and markets that could have a significant effect on the value of plan assets. This FSP is effective for fiscal years ending after December 15, 2009. As the FSP provides only disclosure requirements, the adoption of this FSP will not have any effect on Intermediate Holding’s reported results of operations, financial condition or cash flows. Intermediate Holding is evaluating the impact of this FSP on its financial statement disclosures.

In May 2009, the FASB issued SFAS 165, “Subsequent Events,” which requires disclosure of the date through which Intermediate Holding has evaluated subsequent events related to the financial statements being issued and the basis for that date (either the date the financial statements were issued or the date they were available to be issued). SFAS 165 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this rule for the second quarter 2009 financial statements will not affect reported results of operations, financial condition or cash flows.

In June 2009, the FASB issued SFAS 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles,” which establishes the FASB Accounting Standards

Codification™ (Codification) as the source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also included in the Codification as sources of authoritative US GAAP for SEC registrants. SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this rule will not affect reported results of operations, financial condition or cash flows. Intermediate Holding will implement SFAS 168 in the third quarter 2009 by updating the previous FASB references to the Codification.

2.	FINANCIAL STATEMENT EFFECTS OF THE MERGER

EFH Corp. accounted for the Merger under purchase accounting in accordance with the provisions of SFAS 141, whereby the total purchase price of the transaction was allocated to EFH Corp.’s identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values as of October 10, 2007. As a result of cost-based regulatory rate-setting processes, the book value of the majority of Oncor’s assets and liabilities effectively represents fair value, and no adjustments to the carrying value of those regulated assets or liabilities were recorded. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The purchase price was allocated to TCEH and Oncor. The purchase price amount assigned to Intermediate Holding was based on the relative enterprise value of the business on the closing date of the Merger and resulted in an excess of purchase price over fair value of assets and liabilities of $4.9 billion, which was recorded as goodwill. See Note 20 for disclosures related to goodwill and Note 3 regarding an impairment charge recorded in the fourth quarter of 2008.

The following table summarizes the final purchase price allocation to the estimated fair values of the assets acquired and liabilities assumed (billions of dollars):

Purchase price assigned to Intermediate Holding		$7.6
Property, plant and equipment	7.9
Regulatory assets—net	1.3
Other assets	1.3

Total assets acquired	10.5
Short-term borrowings and long-term debt	5.1
Deferred income tax liabilities	1.3
Other liabilities	1.4

Total liabilities assumed	7.8

Net identifiable assets acquired.		2.7

Goodwill.		$4.9

As part of purchase accounting, the carrying value of certain generation-related regulatory assets securitized by transition bonds, which have been reviewed and approved by the PUCT for recovery but without earning a rate of return, was reduced by $213 million. This amount will be accreted to other income over the recovery period remaining as of the closing date of the Merger (approximately nine years). The related securitization (transition) bonds were also fair valued and the resulting discount of $12 million will be amortized to interest expense over the life of the bonds remaining as of the closing date of the Merger (approximately nine years).

The final purchase price allocation includes $16 million in liabilities recorded in connection with the notice of termination of outsourcing arrangements with Capgemini under the change of control provisions of such arrangements (also see Note 16). This amount represents estimated incremental costs to exit and transition the services under the arrangements and is expected to be settled no later than June 30, 2010, the targeted date of completion of transition of outsourced activities back to Oncor or to service providers.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial position and results of operations assume that the Merger-related transactions occurred on January 1, 2007 and 2006, respectively. The unaudited pro forma information is provided for informational purposes only and is not necessarily indicative of what Intermediate Holding’s results of operations would have been if the Merger-related transactions had occurred on that date, or what Intermediate Holding’s results of operations will be for any future periods.

For the year ended December 31, 2007, unaudited pro forma revenues and net income were $2.5 billion and $170 million, respectively. Pro forma adjustments for the year ended December 31, 2007 consist of adjustments for the Predecessor period and consist of $24 million in other income, $197 million in interest expense and a $61 million income tax benefit. For the year ended December 31, 2006, unaudited pro forma revenues and net income were $2.4 billion and $196 million, respectively. Pro forma adjustments for the year ended December 31, 2006 consist of adjustments for the Predecessor period and consist of $24 million in other income, $252 million in interest expense and a $80 million income tax benefit.

3.	GOODWILL IMPAIRMENT

In the fourth quarter of 2008, Intermediate Holding recorded a goodwill impairment charge totaling $860 million, which is not deductible for income tax-related purposes.

Although the annual goodwill impairment test date set by management is October 1, management determined that in consideration of the continuing deterioration of securities values during the fourth quarter of 2008, an impairment testing trigger occurred subsequent to that test date; consequently, the impairment charge is based on estimated fair values at December 31, 2008.

The impairment determination involves significant assumptions and judgments in estimating enterprise values and the fair values of assets and liabilities. The impairment primarily arises from the dislocation in the capital markets that has increased interest rate spreads and the resulting discount rates used in estimating fair values and the effect of recent declines in market values of debt and equity securities of comparable companies.

4.	STIPULATION APPROVED BY THE PUCT

Oncor and Texas Holdings agreed to the terms of a stipulation, which was conditional upon completion of the Merger, with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. In February 2008, the PUCT entered an order approving the stipulation. The PUCT issued a final order on rehearing in April 2008 that has been appealed to District Court.

In addition to commitments Oncor made in its filings in the PUCT review, the stipulation included the following provisions, among others:

•

Oncor provided a one-time $72 million refund to its REP customers in the September 2008 billing cycle. The refund was in the form of a credit on distribution fee billings. The liability for the refund was recorded as part of purchase accounting.

•	Consistent with the 2006 cities rate settlement (see Note 5), Oncor filed a system-wide rate case in June 2008 based on a test-year ended December 31, 2007.

•

Oncor agreed not to request recovery of approximately $56 million of regulatory assets related to self-insurance reserve costs and 2002 restructuring expenses. These regulatory assets were eliminated as part of purchase accounting.

•	The dividends paid by Oncor will be limited through December 31, 2012, to an amount not to exceed Oncor’s net income (determined in accordance with GAAP, subject to certain defined adjustments) for the period beginning October 11, 2007 and ending December 31, 2012 and are further limited by an agreement that Oncor’s regulatory capital structure, as determined by the PUCT, will be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity.

•	Oncor committed to minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions.

•

Oncor committed to an additional $100 million in spending over the five-year period ending December 31, 2012 on demand-side management or other energy efficiency initiatives. These additional expenditures will not be recoverable in rates, and this amount was recorded as a regulatory liability as part of purchase accounting and consistent with SFAS 71.

•	If Oncor’s credit rating is below investment grade with two or more rating agencies, TCEH will post a letter of credit in an amount of $170 million to secure TXU Energy’s payment obligations to Oncor.

•	Oncor agreed not to request recovery of the $4.9 billion of goodwill resulting from purchase accounting or any future impairment of the goodwill in its rates.

5.	CITIES RATE SETTLEMENT IN 2006

In January 2006, Oncor agreed with a steering committee representing 108 cities in Texas (Cities) to defer the filing of a system-wide rate case with the PUCT to no later than July 1, 2008 (based on a test year ending December 31, 2007). Oncor filed the rate case with the PUCT in June 2008. Oncor extended the benefits of the agreement to 292 nonlitigant cities. The agreements provided that Oncor would make payments to participating cities totaling approximately $70 million, including incremental franchise taxes.

This amount was recognized in earnings over the period from May 2006 through June 2008. Amounts recognized totaled $23 million in 2008, $8 million for the period October 11, 2007 through December 31, 2007, $25 million for the period January 1, 2007 through October 10, 2007 and $18 million in 2006, of which $13 million, $6 million, $20 million and $13 million, respectively, is reported in other deductions (see Note 20), and the remainder as taxes other than income taxes.

6.	ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES (FIN 48)

Effective January 1, 2007, EFH Corp. and its subsidiaries adopted FIN 48. FIN 48 requires that each tax position be reviewed and assessed with recognition and measurement of the tax benefit based on a “more-likely-than-not” standard with respect to the ultimate outcome, regardless of whether this assessment is favorable or unfavorable. Intermediate Holding applied FSP FIN 48-1 to determine if each tax position was effectively settled for the purpose of recognizing previously uncertain tax positions. Intermediate Holding completed its review and assessment of uncertain tax positions and in 2007 recorded a net charge to retained earnings and an increase to noncurrent liabilities of $9 million in accordance with the new accounting rule.

EFH Corp. and its subsidiaries file income tax returns in US federal, state and foreign jurisdictions and are subject to examinations by the IRS and other taxing authorities. Examinations of income tax returns filed by EFH Corp. and any of its subsidiaries for the years ending prior to January 1, 2003 are complete. In the fourth quarter 2008, EFH Corp. was notified of the commencement of the IRS audit of tax years 2003 to 2006. The audit is expected to require two years to complete. Texas franchise tax return periods under examination or still open for examination range from 2003 to 2007.

Intermediate Holding classifies interest and penalties expense related to uncertain tax positions as income tax expense. The amount of interest and penalties included in income tax expense totaled $6 million in 2008, $2 million for the period October 11, 2007 through December 31, 2007 and $3 million for the period January 1, 2007 through October 10, 2007. Noncurrent liabilities included a total of $22 million and $12 million in accrued interest at December 31, 2008 and 2007, respectively. These interest amounts are after-tax.

The following table summarizes the changes to the uncertain tax positions, reported in other noncurrent liabilities in the consolidated balance sheet, during the years ended December 31, 2008 and 2007:

	2008	2007
Balance at January 1, excluding interest and penalties	$111	$80
Additions based on tax positions related to prior years	41	38
Reductions based on tax positions related to prior years	(30)	(15)
Additions based on tax positions related to the current year	—	8

Balance at December 31, excluding interest and penalties	$122	$111

Of the balance at December 31, 2008, $100 million represents tax positions for which the uncertainty relates to the timing of recognition for tax purposes. The disallowance of such positions would not affect the effective tax rate, but would accelerate the payment of cash under the tax sharing agreement to an earlier period.

With respect to tax positions for which the ultimate deductibility is uncertain (permanent items), should EFH Corp. sustain such positions on income tax returns previously filed, Intermediate Holding’s liabilities recorded would be reduced by $22 million, resulting in increased net income and a favorable impact on the effective tax rate.

Intermediate Holding does not expect that the total amount of liabilities recorded related to uncertain tax positions will significantly increase or decrease within the next 12 months.

7.	INCOME TAXES

The components of Intermediate Holding’s income tax expense are as follows:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Reported in operating expenses
Current:
US federal	$37	$(46)	$116	$127
State	17	—	12	6
Deferred:
US federal	142	74	26	28
State	—	(2)	—	—
Amortization of investment tax credits	(5)	(1)	(4)	(5)

Total	191	25	150	156

Reported in other income and deductions:
Current:
US federal	(81)	(17)	8	18
State	1	—	1	(3)
Deferred federal	18	—	—	(1)

Total	(62)	(17)	9	14

Total income tax expense	$129	$8	$159	$170

Reconciliation of income taxes computed at the US federal statutory rate to income tax expense:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Income (loss) before income taxes	$(526)	$27	$422	$514

Income taxes at the US federal statutory rate of 35%	$(184)	$9	$148	$180
Goodwill impairment	301	—	—	—
Amortization of investment tax credits—net of deferred tax effect	(5)	(1)	(4)	(5)
Amortization (under regulatory accounting) of statutory tax rate changes	(3)	(1)	(3)	(7)
State income taxes, net of federal tax benefit	11	(1)	8	4
Medicare subsidy	(5)	(2)	(5)	(6)
Nondeductible losses (gains) on employee benefit plan investments	4	—	(2)	(2)
Disallowed interest on pushed down debt	3	1	—	—
Other, including audit settlements	7	3	17	6

Income tax expense	$129	$8	$159	$170

Effective rate	—	29.6%	37.7%	33.1%

Deferred income taxes provided for temporary differences based on tax laws in effect at the December 31, 2008 and 2007 balance sheet dates are as follows:

	Successor
	December 31, 2008			December 31, 2007
	Total	Current	Noncurrent	Total	Current	Noncurrent
Deferred Income Tax Assets
Alternative minimum tax credit carryforwards	$54	$54	$—	$65	$35	$30
Employee benefit liabilities	—	—	—	328	7	321
Regulatory liabilities	—	—	—	111	—	111
Other	—	—	—	7	3	4

Total	54	54	—	511	45	466

Deferred Income Tax Liabilities
Basis difference in Oncor partnership	1,192	—	1,192	—	—	—
Property, plant and equipment	—	—	—	1,138	—	1,138
Regulatory assets	—	—	—	680	—	680
Other	—	—	—	2	—	2

Total	1,192	—	1,192	1,820	—	1,820

Net Deferred Income Tax (Asset) Liability	$1,138	$(54)	$1,192	$1,309	$(45)	$1,354

At December 31, 2008, Intermediate Holding had $54 million of alternative minimum tax (AMT) credit carryforwards available to offset future tax sharing payments. The AMT credit carryforwards have no expiration date.

The component of deferred income tax liabilities referred to as “basis difference in Oncor partnership” arose as a result of the noncontrolling interests sale (see Note 14) at which time Oncor became a partnership for US federal income tax purposes. The amount of this basis difference at the date of the transaction represented Intermediate Holding’s interest (approximately 80%) in the net deferred tax liabilities related to Oncor’s individual operating assets and liabilities. The remaining net deferred tax liabilities associated with Oncor ($299 million at December 31, 2008) that are attributable to the noncontrolling interests have been reclassified as other noncurrent liabilities.

See Note 6 for discussion regarding accounting for uncertain tax positions (FIN 48).

8.	REGULATORY ASSETS AND LIABILITIES

	Successor
	December 31,
	2008	2007
Regulatory assets
Generation-related regulatory assets securitized by transition bonds	$865	$967
Employee retirement costs	659	265
Self-insurance reserve (primarily storm recovery costs)	214	149
Nuclear decommissioning cost under-recovery	127	—
Securities reacquisition costs	97	105
Recoverable deferred income taxes—net	77	84
Employee severance costs	20	20
Other	12	3

Total regulatory assets	2,071	1,593

Regulatory liabilities
Committed spending for demand-side management initiatives	96	100
Investment tax credit and protected excess deferred taxes	49	55
Over-collection of securitization (transition) bond revenues	28	34
Credit due REPs under PUCT stipulation	—	72
Nuclear decommissioning cost over-recovery	—	13
Other regulatory liabilities	6	14

Total regulatory liabilities	179	288

Net regulatory assets	$1,892	$1,305

Regulatory assets that have been reviewed and approved by the PUCT and are not earning a return totaled $1.021 billion and $997 million at December 31, 2008 and 2007, respectively, including the generation-related regulatory assets securitized by transition bonds that have a remaining recovery period of approximately eight years. See Note 4 for discussion of effects on regulatory assets and liabilities of the stipulation approved by the PUCT.

As of December 31, 2008, regulatory assets totaling $913 million have not been reviewed by the PUCT but are deemed by management to be probable of recovery.

On August 13, 2009, the PUCT voted on Oncor’s rate review filed in June 2008. A final order was signed August 31, 2009. The PUCT’s findings included denial of recovery of $25 million of certain regulatory assets, which will result in a $16 million after-tax loss being recognized in the third quarter 2009.

See Note 19 for additional information regarding nuclear decommissioning cost recovery.

9.	TRADE ACCOUNTS RECEIVABLE AND SALE OF RECEIVABLES PROGRAM

Trade Accounts Receivable

	Successor
	December 31,
	2008	2007
Gross trade accounts receivable	$359	$361
Trade accounts receivable from TCEH	(135)	(147)
Allowance for uncollectible accounts	(7)	(6)

Trade accounts receivable from nonaffiliates—net	$217	$208

Gross trade accounts receivable at December 31, 2008 and 2007 included unbilled revenues of $140 million and $137 million, respectively.

Sale of Receivables

Prior to the Merger, Oncor participated in an accounts receivable securitization program established by EFH Corp. for certain of its subsidiaries, the activity under which was accounted for as a sale of accounts receivable in accordance with SFAS 140. Under the program, Oncor sold trade accounts receivable to TXU Receivables Company, a consolidated wholly-owned bankruptcy-remote direct subsidiary of EFH Corp., which sold undivided interests in those purchased accounts receivable for cash to special purpose entities established by financial institutions (the funding entities). In connection with the Merger, the accounts receivable securitization program was amended. Concurrently, the financial institutions required that Oncor repurchase all of the receivables it had previously sold to TXU Receivables Company, which totaled $254 million. Oncor funded such repurchases through borrowings under its credit facility of $113 million, and the related subordinated note receivable from TXU Receivables Company in the amount of $141 million was canceled. Oncor is no longer a participant in the accounts receivable securitization program.

Under the program, new trade receivables generated by Oncor were continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Changes in the amount of funding under the program, through changes in the amount of undivided interests sold by TXU Receivables Company, reflected seasonal variations in the level of accounts receivable, changes in collection trends as well as other factors such as changes in delivery fees and volumes. TXU Receivables Company issued subordinated notes payable to Oncor for the difference between the face amount of the uncollected accounts receivable purchased, less a discount, and cash paid to Oncor that was funded by the sale of the undivided interests.

The discount from face amount on the purchase of receivables principally funded program fees paid by TXU Receivables Company to the funding entities. The discount also funded a servicing fee paid by TXU Receivables Company to EFH Corporate Services Company, a direct subsidiary of EFH Corp., but the amounts were immaterial. The program fees, referred to as losses on sale of the receivables under SFAS 140, consisted primarily of interest costs on the underlying financing. These fees represented essentially all of the net incremental costs of the program to Oncor and were reported in operation and maintenance expenses. Fee amounts were as follows:

	Predecessor
	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Program fees	$6	$6
Program fees as a percentage of average funding (annualized)	6.4%	5.8%

Funding under the program decreased $86 million to zero in 2007 with Oncor’s exit from the program and decreased $3 million to $86 million in 2006. Funding increases or decreases under the program were reflected as operating cash flow activity in the statement of cash flows. The carrying amount of the retained interests in the accounts receivable balance approximated fair value due to the short-term nature of the collection period.

Activities of TXU Receivables Company related to Oncor in 2007 and 2006 were as follows:

	Successor (a)	Predecessor
	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Cash collections on accounts receivable	$—	$1,082	$1,229
Face amount of new receivables purchased	—	(1,156)	(1,231)
Discount from face amount of purchased receivables	—	5	6
Program fees paid	—	(6)	(6)
Increase in subordinated notes payable	—	48	5
Repurchase of receivables previously sold	113	—	—

Operating cash flows used by (provided to) Oncor under the program	$113	$(27)	$3

(a)	Represents final activities related to Oncor’s exit from the sale of receivables program.

10.	SHORT-TERM FINANCING

At December 31, 2008, Oncor had a $2.0 billion credit facility, expiring October 10, 2013, to be used for its working capital and general corporate purposes, including issuances of commercial paper and letters of credit. Oncor may request increases in the commitments under the facility in any amount up to $500 million, subject to the satisfaction of certain conditions. This facility is a revolving credit facility, which means that amounts borrowed under the facility, once repaid, can be borrowed again by Oncor from time to time. Borrowings are classified as short-term on the balance sheet. In May 2008, Oncor secured this credit facility with a first priority lien on certain of its transmission and distribution assets. Oncor also secured all of its existing long-term debt securities (excluding the transition bonds) with the same lien in accordance with the terms of those securities. The lien contains customary provisions allowing Oncor to use the assets in its business, as well as to replace and/or release collateral as long as the market value of the aggregate collateral is at least 115% of the aggregate secured debt. The lien may be terminated at Oncor’s option upon the termination of Oncor’s current credit facility.

At December 31, 2008, Oncor had outstanding borrowings under its credit facility totaling $337 million ($350 million requested draws less $13 million of draws not funded) with an interest rate of 1.98% at the end of the period. At December 31, 2007, Oncor had outstanding borrowings under its credit facility totaling $1.280 billion with an interest rate of 5.70% at the end of the period. The decrease in borrowings was driven by use of the majority of the proceeds from the issuance in September 2008 of $1.5 billion of senior secured notes (as described in Note 11) to repay short-term borrowings, partially offset by funding of ongoing capital investments including the acquisition of BPL-based “Smart Grid” network assets. Availability under the credit facility as of December 31, 2008 was $1.508 billion, which excludes $155 million of undrawn commitments from a subsidiary of Lehman Brothers Holding Inc. (such subsidiary, Lehman) that has filed for bankruptcy under Chapter 11 of the US Bankruptcy Code. In April 2009, a portion of the Lehman commitment was purchased by another entity unrelated to Lehman, effectively increasing availability by $32 million.

Under the terms of Oncor’s revolving credit facility, the commitments of the lenders to make loans to Oncor are several and not joint. Accordingly, if any lender fails to make loans to Oncor, Oncor’s available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the facility.

Borrowings under this credit facility bear interest at per annum rates equal to, at Oncor’s option, (i) adjusted LIBOR plus a spread of 0.275% to 0.800% (depending on the rating assigned to Oncor’s senior secured debt) or (ii) a base rate (the higher of (1) the prime rate of JPMorgan Chase Bank, N.A. and (2) the federal funds effective rate plus 0.50%). Under option (i) and based on Oncor’s ratings as of December 31, 2008, its LIBOR-based borrowings, which apply to all outstanding borrowings at December 31, 2008, bear interest at LIBOR plus 0.425%.

A facility fee is payable at a rate per annum equal to 0.100% to 0.200% (depending on the rating assigned to Oncor’s senior secured debt) of the commitments under the facility. Based on Oncor’s ratings as of December 31, 2008, its facility fee is 0.150%. A utilization fee is payable on the average daily amount of borrowings in excess of 50% of the commitments under the facility at a rate per annum equal to 0.125% per annum. The interest rate and facility fee rate per annum declined in June 2009 to LIBOR plus 0.350% and 0.125%, respectively, due to a two notch upgrade in Oncor’s credit ratings by Moody’s.

The credit facility contains customary covenants for facilities of this type, restricting, subject to certain exceptions, Oncor and its subsidiary from, among other things:

•	incurring additional liens;

•	entering into mergers and consolidations;

•	selling certain assets, and

•	making acquisitions and investments in subsidiaries.

In addition, the credit facility requires that Oncor maintain a consolidated senior debt-to-capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants.

The credit facility contains certain customary events of default for facilities of this type, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments under the facility.

11.	LONG-TERM DEBT

At December 31, 2008 and 2007, the long-term debt of Intermediate Holding consisted of the following:

	Successor
	December 31,
	2008	2007
Oncor (a):
6.375% Fixed Senior Notes due May 1, 2012	$700	$700
5.950% Fixed Senior Notes due September 1, 2013	650	—
6.375% Fixed Senior Notes due January 15, 2015	500	500
6.800% Fixed Senior Notes due September 1, 2018	550	—
7.000% Fixed Debentures due September 1, 2022	800	800
7.000% Fixed Senior Notes due May 1, 2032	500	500
7.250% Fixed Senior Notes due January 15, 2033	350	350
7.500% Fixed Senior Notes due September 1, 2038	300	—
Unamortized discount	(16)	(15)

Total Oncor	4,334	2,835
Oncor Electric Delivery Transition Bond Company LLC (b):
4.030% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2010	54	93
4.950% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2013	130	130
5.420% Fixed Series 2003 Bonds due in semiannual installments through August 15, 2015	145	145
3.520% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2009	39	99
4.810% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2012	221	221
5.290% Fixed Series 2004 Bonds due in semiannual installments through May 15, 2016	290	290

Total Oncor Electric Delivery Transition Bond Company LLC	879	978
Unamortized fair value discount related to transition bonds (c)	(9)	(12)

Intermediate Holding:
10.875% EFH Corp. Fixed Senior Notes due November 1, 2017 (d)	1,000	1,000
11.25/12.00% EFH Corp. Senior Toggle Notes due November 1, 2017 (d)	1,250	1,250

Total Intermediate Holding	2,250	2,250

Total consolidated	7,454	6,051
Less amount due currently	(103)	(99)

Total long-term debt	$7,351	$5,952

(a)	Secured with first priority lien as discussed in Note 10.
(b)	The transition bonds are nonrecourse to Oncor and were issued to securitize a regulatory asset.
(c)	The transition bonds, which secured regulatory assets not earning a return, were fair valued as of October 10, 2007 as a result of purchase accounting.
(d)	Represents 50% of the principal amount of EFH Corp. debt guaranteed by Intermediate Holding (pushed-down debt) per the discussion below under “Push Down of EFH Corp. Notes Issued Subsequent to the Merger.”

Oncor does not bear any liability for Intermediate Holding’s debt obligations, including, but not limited to, the EFH Corp. Notes (as defined below), and vice versa.

Oncor Debt Related Activity in 2008

In September 2008, Oncor issued and sold senior secured notes with an aggregate principal amount of $1.5 billion consisting of $650 million aggregate principal amount of 5.95% senior secured notes maturing in September 2013, $550 million aggregate principal amount of 6.80% senior secured notes maturing in September 2018 and $300 million aggregate principal amount of 7.50% senior secured notes maturing in September 2038. Oncor used the net proceeds of approximately $1.487 billion from the sale of the notes to repay most of its borrowings under its credit facility as well as for general corporate purposes. The notes are initially secured by the first priority lien described in Note 10. The notes are secured equally and ratably with all of Oncor’s other secured indebtedness. If the lien is terminated, the notes will cease to be secured obligations of Oncor and will become senior unsecured general obligations of Oncor.

Interest on these notes is payable in cash semiannually in arrears on March 1 and September 1 of each year, and the first interest payment was in March 2009. Oncor may redeem the notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. The notes also contain customary events of default, including failure to pay principal or interest on the notes when due.

Repayments of long-term debt in 2008 totaled $99 million and represent transition bond principal payments at scheduled maturity dates.

Oncor Debt-Related Activity in 2007

In March 2007, Oncor issued floating rate senior notes with an aggregate principal amount of $800 million with a floating rate based on LIBOR plus 37.5 basis points. The notes were to mature in September 2008, but in accordance with their terms, were redeemed upon closing of the Merger.

Other repayments of debt in 2007 totaling $296 million represented payments at scheduled maturity dates and included $200 million of maturing fixed-rate debentures and $96 million of scheduled transition bond principal payments.

Push Down of EFH Corp. Notes Issued Subsequent to the Merger

Intermediate Holding is a guarantor of the EFH Corp. Notes described immediately below and consequently, in accordance with SEC Staff Accounting Bulletin (SAB) Topic 5-J, Intermediate Holding reflects $2.250 billion principal amount of the EFH Corp. Notes on its balance sheet and the related interest expense in its income statement. The amount reflected on Intermediate Holding’s balance sheet, which represents 50% of the EFH Corp. debt guaranteed by Intermediate Holding, was calculated based upon the relative equity investment of EFC Holdings, which is also a guarantor of the debt, and Intermediate Holding in their respective operating subsidiaries at the time of the Merger. Because payment of principal and interest on the notes is the responsibility of EFH Corp., Intermediate Holding records the settlement of such amounts as noncash capital contributions from EFH Corp. The EFH Corp. senior notes and the guarantees are described immediately below.

Pursuant to an indenture entered into in October 2007 (the EFH Corp. Indenture), EFH Corp. issued and sold $2.0 billion aggregate principal amount of 10.875% Senior Notes due November 1, 2017. Interest on the notes (referred to as the Cash-Pay Notes) is payable in cash semi-annually in arrears on May 1 and November 1 of each year at a fixed rate of 10.875% per annum, and the first interest payment was made on May 1, 2008.

Pursuant to the EFH Corp. Indenture, EFH Corp. also issued and sold $2.5 billion aggregate principal amount of 11.250%/12.000% Senior Toggle Notes due November 1, 2017. The initial interest payment on the notes (referred to as the Toggle Notes) was paid in cash. For any interest period thereafter until November 1, 2012, EFH Corp. may elect to pay interest on the notes, at EFH Corp.’s option (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new Toggle Notes (PIK Interest); or (iii) 50% in cash and 50% in PIK Interest. Interest on the notes is payable semi-annually in arrears on May 1 and November 1 of each year at a fixed rate of 11.250% per annum for cash interest and at a fixed rate of 12.000% per annum for PIK Interest, and the first interest payment was made on May 1, 2008.

EFH Corp. made its May 2009 interest payment and will make its November 2009 interest payment by using the PIK feature of the Toggle Notes. During the applicable interest periods, the interest rate on the Toggle Notes is increased from 11.25% to 12.00%. In electing the PIK feature, EFH Corp. increased the aggregate principal amount of the Toggle Notes by $150 million on May 1, 2009 and will further increase the aggregate principal amount of the Toggle Notes by $159 million on November 1, 2009. The election will increase the expected annual cash interest expense by approximately $35 million (50% of which relates to Intermediate Holding due to push down), constituting the additional cash interest that will be payable with respect to the $309 million of additional Toggle Notes.

The $4.5 billion principal amount of notes issued under the EFH Corp. Indenture (the Cash-Pay Notes and the Toggle Notes) are collectively referred to herein as the EFH Corp. Notes.

The EFH Corp. Notes are fully and unconditionally guaranteed by EFC Holdings and Intermediate Holding, 100% owned subsidiaries of EFH Corp. (collectively, the EFH Corp. Guarantors). The EFH Corp. Notes are EFH Corp.’s senior unsecured debt and rank senior in right of payment to any existing and future subordinated indebtedness of EFH Corp., equally in right of payment with all of EFH Corp.’s existing and future senior unsecured indebtedness and structurally subordinated in right of payment to all existing and future indebtedness, preferred stock and other liabilities of EFH Corp.’s non-guarantor subsidiaries, including trade payables (other than indebtedness and liabilities owed to EFH Corp. or the EFH Corp. Guarantors). The EFH Corp. Notes will rank effectively junior in right of payment to all future secured indebtedness of EFH Corp. to the extent of the assets securing that indebtedness.

The guarantees are joint and several guarantees of the EFH Corp. Notes, are the EFH Corp. Guarantors’ unsecured senior obligations and rank equal in right of payment with all existing and future senior unsecured indebtedness of the relevant EFH Corp. Guarantor and senior in right of payment to any existing or future subordinated indebtedness of the relevant EFH Corp. Guarantor. The guarantees of the EFH Corp. Notes will be structurally junior to all indebtedness and other liabilities of the relevant EFH Corp. Guarantor’s subsidiaries that are not guarantors.

The EFH Corp. Indenture contains a number of covenants that, among other things, restrict, subject to certain exceptions, EFH Corp.’s and its restricted subsidiaries’ ability to:

•	make restricted payments;

•	incur debt and issue preferred stock;

•	create liens;

•	engage in mergers or consolidations;

•	permit dividend and other payment restrictions on restricted subsidiaries, and

•	engage in certain transactions with affiliates.

The EFH Corp. Indenture also contains customary events of default, including failure to pay principal or interest on the EFH Corp. Notes or the guarantees when due, among others. If an event of default occurs under the EFH Corp. Indenture, the trustee or the holders of at least 30% in principal amount outstanding of the EFH Corp. Notes may declare the principal amount on the EFH Corp. Notes to be due and payable immediately.

EFH Corp. may redeem the EFH Corp. Notes, in whole or in part, at any time on or after November 1, 2012, at specified redemption prices, plus accrued and unpaid interest, if any. In addition, before November 1, 2010,

EFH Corp. may redeem, with the net cash proceeds of certain equity offerings, up to 35% of the aggregate principal amount of the EFH Corp. Notes from time to time at a redemption price of 110.875% of the aggregate principal amount of the Cash Pay Notes, plus accrued and unpaid interest, if any, or 111.250% of the aggregate principal amount of the Toggle Notes, plus accrued and unpaid interest, if any. EFH Corp. may also redeem the EFH Corp. Notes at any time prior to November 1, 2012 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. Upon the occurrence of a change in control, EFH Corp. must offer to repurchase the EFH Corp. Notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

The EFH Corp. Notes were issued in a private placement with registration rights. Notes having substantially identical terms as the EFH Corp. Notes were registered under the Securities Act by EFH Corp. in December 2008 as part of an offer to exchange freely tradable exchange notes for the EFH Corp. Notes. The exchange offer was completed in January 2009. Because the exchange offer was not completed within 360 days after the issue date of the EFH Corp. Notes, the annual interest rate on the EFH Corp. Notes increased for the period beginning on October 26, 2008 and ending on January 30, 2009, the date that the exchange offer was completed, resulting in incremental interest expense of $3.2 million (50% of which relates to Intermediate Holding due to debt push down).

Fair Value of Long-Term Debt

The estimated fair value of long-term debt (including current maturities) totaled $6.287 billion and $6.207 billion at December 31, 2008 and 2007, respectively, and the carrying amount totaled $7.454 billion and $6.051 billion, respectively. The fair value is estimated at the lesser of either the call price or the market value as determined by quoted market prices.

Interest Rate Hedges

In September 2008, Oncor entered into interest rate swap transactions hedging the variability of treasury bond rates used to determine the interest rates on an anticipated issuance of an aggregate of $1.0 billion of senior secured notes maturing from 2013 to 2018. The hedges were terminated the same day, and $2 million in after-tax losses were recorded as other comprehensive income. After-tax net losses of $0.4 million will be reclassified into net income during the next twelve months as the related hedged transactions affect net income.

Maturities

Long-term debt and transition bonds maturities are as follows:

Year
2009	$103
2010	108
2011	113
2012	819
2013	775
Thereafter	5,561
Unamortized fair value discount	(9)
Unamortized discount	(16)

Total	$7,454

12.	COMMITMENTS AND CONTINGENCIES

Leases

As of December 31, 2008, future minimum lease payments under operating leases (with initial or remaining noncancelable lease terms in excess of one year) were as follows:

Year
2009	$8
2010	7
2011	7
2012	6
2013	3
Thereafter	11

Total future minimum lease payments	$42

Rent charged to operation and maintenance expense totaled $10 million for the year ended December 31, 2008, $3 million for the period October 11, 2007 through December 31, 2007, $7 million for the period January 1, 2007 through October 10, 2007 and $13 million for the year ended December 31, 2006.

Legal Proceedings

Oncor is involved in various legal and administrative proceedings in the normal course of business the ultimate resolution of which, in the opinion of management, should not have a material effect upon its financial position, results of operations or cash flows.

Capital Expenditures

Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. As one of the provisions of this stipulation, Oncor committed to minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions.

Efficiency Spending

Oncor expects to invest $300 million, which includes $100 million in excess of regulatory requirements, over the five years ending in 2012 on programs designed to improve customer electricity demand efficiencies.

Labor Contracts

Certain Oncor employees are represented by a labor union and covered by a collective bargaining agreement that expired in January 2008. A new three-year labor contract was ratified in February 2008. In April 2008, a group of approximately 50 employees elected to be represented by a labor union. The new labor contract and the representation of this group of additional employees will not have a material effect on Intermediate Holding’s financial position, results of operations or cash flows.

Environmental Contingencies

Oncor must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Oncor is in compliance with all current laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable. The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•	changes to existing state or federal regulation by governmental authorities having jurisdiction over control of toxic substances and hazardous and solid wastes, and other environmental matters; and

•	the identification of additional sites requiring clean-up or the filing of other complaints in which Intermediate Holding may be asserted to be a potential responsible party.

Guarantees

Intermediate Holding and its subsidiaries have entered into contracts that contain guarantees to outside parties that could require performance or payment under certain conditions.

Oncor is the lessee under various operating leases that obligate it to guarantee the residual values of the leased assets. At December 31, 2008, both the aggregate maximum amount of residual values guaranteed and the estimated residual recoveries totaled approximately $13 million. These leased assets consist primarily of vehicles used in distribution activities. The average life of the residual value guarantees under the lease portfolio is approximately one year.

See Note 11 for discussion of Intermediate Holding’s guarantee of certain EFH Corp. debt.

13.	MEMBERSHIP INTERESTS

Successor

In connection with the Merger, Intermediate Holding was formed as a new holding company, indirectly owning approximately 80% of the membership interests of Oncor as of December 31, 2008. Intermediate Holding is a Delaware limited liability company with a single membership interest directly held by EFH Corp.

Effect of Sale of Noncontrolling Interests—Oncor’s sale of noncontrolling interests discussed in Note 14 resulted in a $265 million reduction of Intermediate Holding’s membership interest. This amount represents the excess of the carrying value of the interests sold over the proceeds from the transactions, which reflects the fact that Oncor’s carrying value after purchase accounting is based on the Merger value, while the noncontrolling interests sale value does not include a control premium.

Distributions—The net proceeds of $1.253 billion from Oncor’s sale of noncontrolling interests in November 2008 were distributed to EFH Corp.

During 2008, Intermediate Holding’s board of directors declared and Intermediate Holding paid the following cash distributions to EFH Corp.:

Declaration Date	Payment Date	Amount Paid
November 13, 2008	November 14, 2008	$117
August 20, 2008	August 21, 2008	$78
May 14, 2008	May 15, 2008	$78
February 20, 2008	March 31, 2008	$57

During 2009, Intermediate Holding’s board of directors declared and Intermediate Holding paid the following cash distributions to EFH Corp.:

Declaration Date	Payment Date	Amount Paid
May 19, 2009	May 20, 2009	$40
February 18, 2009	March 3, 2009	$18

Distribution Restrictions—While there are no direct restrictions on Intermediate Holding’s ability to distribute its net income that are currently material, substantially all of Intermediate Holding’s net income is derived from Oncor. The boards of directors of each of Oncor and Oncor Holdings, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet expected future requirements of Oncor and/or Oncor Holdings. For the period beginning October 11, 2007 and ending December 31, 2012, distributions paid by Oncor (other than distributions of the proceeds of any issuance of limited liability company units) are limited by the Limited Liability Company Agreement to an amount not to exceed Oncor’s net income determined in accordance with GAAP, subject to certain defined adjustments. Such adjustments include deducting the $72 million ($46 million after tax) one-time refund to customers in September 2008 and deducting funds spent as part of the $100 million commitment for additional demand side management or other energy efficiency initiatives (see Note 4), neither of which impacts net income due to purchase accounting, and removing the effect of the $860 million goodwill impairment charge from fourth quarter 2008 net income available for distribution. Distributions are further limited by Oncor’s required regulatory capital structure, as determined by the PUCT, to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. At December 31, 2008, no material amount of Oncor’s net income was restricted from being used to make distributions on its membership interests except for the one-time refund. The net proceeds of $1.253 billion received from the sale of the equity interests to Texas Transmission and certain members of Oncor’s management were excluded from these distribution limitations.

Equity Contributions—As a result of the Merger, all outstanding unvested stock-based incentive compensation awards previously granted by EFH Corp. to Oncor employees vested and such employees became entitled to receive the $69.25 per share Merger consideration. The settlement of these awards totaled $24 million and was accounted for as an equity contribution from EFH Corp., as was the settlement of $4 million of cash incentive compensation awards. See Note 18 for further discussion of stock-based compensation, including a SARs Plan implemented in November 2008.

In connection with the Merger, Texas Holdings paid a $12 million fee related to Oncor’s $2 billion revolving credit facility. Such payment was accounted for as an investment by Texas Holdings.

In May 2008, Intermediate Holding distributed its investment in an entity with telecommunications-related activities that are not part of Oncor’s current operations totaling $24 million to EFH Corp.

See Notes 1 and 11 for discussion of noncash contributions from EFH Corp. related to debt pushed down to Intermediate Holding in accordance with SEC SAB Topic 5-J.

Predecessor

No shares of Oncor’s common stock were held by or for its own account, nor were any shares of such capital stock reserved for its officers and employees or for options, warrants, conversions and other rights in connection therewith.

Under SFAS 123(R), expense related to EFH Corp.’s stock-based incentive compensation awards granted to Oncor’s employees was accounted for as a noncash capital contribution from EFH Corp. Accordingly, Oncor recorded a credit to its common stock account of $3 million in the period January 1, 2007 through October 10, 2007 and $5 million for the year ended December 31, 2006.

Oncor recorded a credit to common stock of $15 million in the period January 1, 2007 through October 10, 2007 and $14 million in the year 2006 arising from the excess tax benefit generated by the distribution date value of the stock-based incentive awards exceeding the reported compensation expense. The $15 million credit (benefit) in 2007 was realized in the Successor period in conjunction with a tax payment to EFH Corp.

Effective January 1, 2005, Oncor and TCEH entered into an agreement whereby Oncor assumed responsibility for pension and OPEB costs for all applicable former employees of the regulated predecessor integrated electric utility that, in addition to its own employees consists largely of active and retired personnel engaged in TCEH’s activities, related to service of those additional personnel prior to the deregulation and disaggregation of EFH Corp.’s business. (See Note 17 for additional information related to this agreement.) In connection with this agreement, Oncor recorded a $15 million credit to its common stock account in 2006 for the noncash contribution of pension-related assets and a $146 million charge to common stock in 2005 for the noncash assumption of the pension obligation.

In 2006, Oncor distributed its mineral interests in natural gas and oil to EFH Corp. in the form of a dividend. The dividend was recorded at the book value of the interests, which was zero. These mineral interests were acquired as part of land purchases over the years to support the expansion of the transmission and distribution system and not for the mineral development, and no value was attributed to the mineral interests at the time of acquisition.

14.	NONCONTROLLING INTERESTS

On November 5, 2008, Oncor issued and sold additional equity interests to Texas Transmission. Texas Transmission is an entity indirectly owned by a private investment group led by OMERS Administration Corporation, acting through its infrastructure investment entity, Borealis Infrastructure Management Inc., and the Government of Singapore Investment Corporation, acting through its private equity and infrastructure arm, GIC Special Investments Pte Ltd.

Texas Transmission acquired the equity interests for $1.254 billion in cash. At the closing of the sale, Oncor also offered and sold additional equity interests to Investment LLC, an entity owned by certain members of Oncor’s management team, for a total of $13 million in cash (the same price per unit paid by Texas Transmission). Accordingly, the equity issuances in 2008 resulted in Intermediate Holding (and EFH Corp.) indirectly owning 80.04% of Oncor, certain members of Oncor management indirectly owning 0.21% of Oncor and Texas Transmission owning 19.75% of Oncor.

The proceeds (net of closing costs) of $1.253 billion received by Oncor from Texas Transmission and the members of Oncor management upon completion of these transactions were distributed ultimately to EFH Corp.

Intermediate Holding recorded the $265 million excess of Intermediate Holding’s carrying amount of the noncontrolling interests sold by Oncor over the net proceeds from the transactions as a reduction to additional paid in capital, consistent with the provisions of SAB Topic 5-H, “Accounting for Sales of Stock by a Subsidiary.”

The noncontrolling interests balance of $1.355 billion reported in the December 31, 2008 consolidated balance sheet represented the proportional share of Oncor’s net assets at the date of the transaction less $160 million representing the noncontrolling interests’ share of Oncor’s results for the period subsequent to the transaction (including the goodwill impairment charge), net of $2 million in cash distributions. See Note 13.

15.	INVESTMENTS

The investments balance consists of the following:

	Successor
	December 31,
	2008	2007
Assets related to employee benefit plans, including employee savings programs, net of distributions	$65	$77
Investment in unconsolidated affiliates	5	10
Land	2	2

Total investments	$72	$89

Assets Related to Employee Benefit Plans

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. EFH Corp. pays the premiums and is the beneficiary of these life insurance policies. As of December 31, 2008 and 2007, the face amount of these policies totaled $151 million and $168 million, and the net cash surrender values totaled $53 million and $68 million, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at market value.

Restricted Cash

	Successor
	At December 31, 2008		At December 31, 2007
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Customer collections related to securitization (transition) bonds used only to service debt and pay expenses	$51	$—	$56	$—
Reserve for fees associated with transition bonds	—	10	—	10
Reserve for shortfalls of transition bond charges	—	6	—	7

Total restricted cash	$51	$16	$56	$17

16.	NOTICE OF TERMINATION OF OUTSOURCING ARRANGEMENTS

In connection with the closing of the Merger, EFH Corp., Oncor and TCEH commenced a review, under the change of control provision, of certain outsourcing arrangements with Capgemini Energy LP (Capgemini), Capgemini America, Inc. and Capgemini North America, Inc. (collectively, CgE). During the fourth quarter of 2008, Oncor executed a Separation Agreement with CgE. Simultaneous with the execution of that Separation Agreement, EFH Corp. and TCEH entered into a substantially similar Separation Agreement with CgE. The Separation Agreements principally provide for (i) notice of termination of each of the Master Framework Agreements, dated as of May 17, 2004, each as amended, between Capgemini and each of Oncor and TCEH and the related service agreements under each of the Master Framework Agreements and (ii) termination of the joint venture arrangements between EFH Corp. (and its applicable subsidiaries) and CgE. Under the Master Framework Agreements and related services agreements, Capgemini provides to Oncor and EFH Corp. and its other subsidiaries outsourced support services, including information technology, customer care and billing, human resources, procurement and certain finance and accounting activities.

The Separation Agreement acts as a notice of termination under the Master Framework Agreement and the related services agreements. As a result of the “change of control” of EFH Corp. that occurred as a result of the Merger, Oncor had the contractual right to terminate, without penalty, its Master Framework Agreement. Oncor has elected to exercise such right. Consistent with the Master Framework Agreement, to provide for an orderly transition of the services, the Separation Agreement requires that Capgemini provide termination assistance services until the services are transitioned back to Oncor and/or to another service provider. The Separation Agreement provides that the services be transitioned by December 31, 2010 (June 30, 2011, in the case of the information technology services). The Master Framework Agreement will actually terminate when these termination assistance services are completed. Oncor previously provided a termination notice to Capgemini in respect of human resources services.

The Separation Agreements provide for the termination of the joint venture arrangement between EFH Corp. (and its applicable subsidiaries) and CgE. As a result, during the fourth quarter of 2008:

•	EFH Corp. received approximately $70 million in cash in exchange for the termination of a purchase option agreement pursuant to which subsidiaries of EFH Corp. had the right to “put” to Capgemini (and

Capgemini had the right to “call” from a subsidiary of EFH Corp.) EFH Corp.’s 2.9% limited partnership interest in Capgemini and licensed assets, principally software, upon the expiration of the Master Framework Agreements in 2014 or, in some circumstances, earlier. Oncor received $20 million of such proceeds, reflecting its share of the put option value.

•

The parties entered into a mutual release of all claims under the Master Framework Agreement and related services agreements, subject to certain defined exceptions, and Oncor received $4 million in cash in settlement of such claims.

The carrying value of Oncor’s share of the put option value was $48 million prior to the application of purchase accounting (recorded as a noncurrent asset). The effects of the termination of the outsourcing arrangements, including the accrual of $16 million for incremental costs to exit and transition the services, were included in the final purchase price allocation (see Note 2).

17.	PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS

Pension Plan

Subsidiaries of Intermediate Holding are participating employers in the EFH Retirement Plan (Retirement Plan), a defined benefit pension plan sponsored by EFH Corp. The Retirement Plan is a qualified pension plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees are eligible to participate in the Retirement Plan upon their completion of one year of service and the attainment of age 21. All benefits are funded by the participating employers. The Retirement Plan provides benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs. It is EFH Corp.’s policy to fund the plans on a current basis to the extent deductible under existing federal tax regulations.

Subsidiaries of Intermediate Holding also participate in EFH Corp.’s supplemental retirement plans for certain employees, whose retirement benefits cannot be fully earned under the qualified Retirement Plan, the information for which is included below.

Other Postretirement Employee Benefits (OPEB) Plan

Subsidiaries of Intermediate Holding participate with EFH Corp. and certain other affiliated subsidiaries of EFH Corp. to offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. For employees retiring on or after January 1, 2002, the retiree contributions required for such coverage vary based on a formula depending on the retiree’s age and years of service.

Pension and OPEB Costs Recognized as Expense

The following details net pension and OPEB costs recognized as expense:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 to December 31, 2007	Period from January 1, 2007 to October 10, 2007	Year Ended December 31, 2006
Pension costs under SFAS 87	$15	$3	$21	$41
OPEB costs under SFAS 106	44	9	50	61

Total benefit costs	59	12	71	102
Less amounts deferred principally as a regulatory asset or property	(42)	(8)	(43)	(84)

Net amounts recognized as expense	$17	$4	$28	$18

Consistent with SFAS 87, EFH Corp. uses the calculated value method to determine the market-related value of the assets held in its trust. EFH Corp. includes the realized and unrealized gains or losses in the market-related value of assets over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan, and investment income and is decreased for benefit payments and expenses for that year.

The pension and OPEB amounts provided represent allocations to Intermediate Holding of amounts related to EFH Corp.’s plans.

Regulatory Recovery of Pension and OPEB Costs

In June 2005, an amendment to PURA relating to EFH Corp.’s pension and OPEB costs was enacted by the Texas Legislature. This amendment, which was retroactively effective January 1, 2005, provides for the recovery by Oncor of pension and OPEB costs for all applicable former employees of the regulated predecessor integrated electric utility. In addition to Oncor’s active and retired employees, these former employees largely include active and retired personnel engaged in TCEH’s activities related to service of those additional personnel prior to the deregulation and disaggregation of EFH Corp.’s businesses effective January 1, 2002. Accordingly, Oncor and TCEH entered into an agreement whereby Oncor assumed responsibility for applicable pension and OPEB costs related to those personnel.

The amendment additionally authorizes Oncor to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings. Accordingly, in the second quarter of 2005 Oncor began deferring (principally as a regulatory asset or property) additional pension and OPEB costs as permitted by the amendment. Amounts deferred are ultimately subject to regulatory approval. Amounts recorded as a regulatory asset totaled $15 million and $20 million in 2008 and 2007, respectively.

Assumed Discount Rate

The discount rates reflected in net pension and OPEB costs are 6.55% for the year ended December 31, 2008, 6.45% for the period October 11, 2007 through December 31, 2007, 5.90% for the period January 1, 2007 through October 10, 2007, and 5.75% for the year ended December 31, 2006. The expected rate of return on plan assets reflected in the 2008 cost amounts is 8.25% for the pension plan and 7.90% for OPEBs.

Pension and OPEB Plan Cash Contributions

Contributions to the benefit plans were as follows:

	December 31,
	2008	2007	2006
Pension plan contributions	$46	$3	$2
OPEB plan contributions	31	33	26

Total contributions	$77	$36	$28

Estimated funding in 2009 of the pension plan and OPEB plan totals $61 million and $18 million, respectively.

Thrift Plan

Employees of subsidiaries of Intermediate Holding may participate in a qualified savings plan, the EFH Thrift Plan (Thrift Plan). This plan is a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. Under the terms of the Thrift Plan, employees who do not earn more than the IRS threshold compensation limit used to determine highly compensated employees may contribute, through pre-tax salary deferrals and/or after-tax applicable payroll deductions, the lesser of 75% of their regular salary or wages or the maximum amount permitted under law. Employees who earn more than such threshold may contribute from 1% to 16% of their regular salary or wages. Employer matching contributions are also made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Retirement Plan. As of October 10, 2007, employer matching contributions are made in cash and may be allocated by participants to any of the Thrift Plan’s investment options.

18.	STOCK-BASED COMPENSATION

Successor

In 2008, Oncor established the Oncor Electric Delivery Company LLC Stock Appreciation Rights Plan (the SARs Plan) under which certain employees of Oncor may be granted stock appreciation rights (SARs) payable in cash, or in some circumstances, Oncor units. Two types of SARs may be granted under the SARs Plan. Time-based SARs (Time SARs) vest solely based upon continued employment ratably on an annual basis on each of the first five anniversaries of the grant date. Performance-based SARs (Performance SARs) vest based upon both continued employment and the achievement of a predetermined level of Oncor EBITDA over time, generally ratably over five years based upon annual Oncor EBITDA levels, with provisions for vesting if the annual levels are not achieved but cumulative two- or three-year total Oncor EBITDA levels are achieved. Time and Performance SARs may also vest in part or in full upon the occurrence of certain specified liquidity events and are exercisable only upon the occurrence of certain specified liquidity events. Since the exercisability of the Time and Performance SARs is conditioned upon the occurrence of a liquidity event, compensation expense will not be recorded until it is probable that a liquidity event will occur. Generally, awards under the SARs Plan terminate on the tenth anniversary of the grant, unless the participant’s employment is terminated earlier under certain circumstances.

In February 2009, Oncor also established the Oncor Electric Delivery Company LLC Director Stock Appreciation Rights Plan (the Director SARs Plan) under which certain non-employee members of Oncor’s board of directors and other persons having a relationship with Oncor may be granted SARs payable in cash, or in some circumstances, Oncor units. SARs granted under the Director Plan vest in eight equal quarterly installments over a two-year period and are exercisable only upon the occurrence of certain specified liquidity events. Since the exercisability of the Director SARs is conditioned upon the occurrence of a liquidity event, expense will not be recorded until it is probable a liquidity event will occur.

SARs under the SARs Plan and the Director SARs Plan are generally payable in cash based on the fair market value of the SAR on the date of exercise. During 2008, Oncor granted 13.9 million SARs under the SARs Plan, of which 1.4 million Time SARS were vested at December 31, 2008. Pursuant to an amendment to the SARs Plan terms in February 2009, a total of 1.4 million Performance SARS related to the period ended December 31, 2008 were declared vested in recognition that the established 2008 EBITDA target was substantially achieved. There were no SARs eligible for exercise at December 31, 2008.

Predecessor

Prior to the Merger, Oncor bore the costs of the EFH Corp. shareholder-approved long-term incentive plans for applicable management personnel engaged in Oncor’s business activities. EFH Corp. provided discretionary awards of performance units to qualified management employees that were payable in its common stock. The awards generally vested over a three-year period and the number of shares ultimately earned was based on the performance of EFH Corp.’s stock over the vesting period as compared to peer companies and established thresholds. EFH Corp. established restrictions that limited certain employees’ opportunities to liquidate vested awards.

EFH Corp. determined the fair value of its stock-based compensation awards utilizing a valuation model that took into account three principal factors: expected volatility of the stock price of EFH Corp. and peer group companies, dividend rate of EFH Corp. and peer group companies and the restrictions limiting liquidation of vested stock awards. Based on the fair values determined under this model, Oncor’s reported expense related to the awards totaled $3 million ($2 million after-tax) for the period January 1, 2007 through October 10, 2007 and $4 million ($3 million after-tax) in 2006. The number of awards granted, net of forfeitures, totaled zero and 8 thousand in 2007 and 2006, respectively.

With respect to awards to Oncor’s employees, the fair value of awards that vested in the period January 1, 2007 through October 10, 2007 and the year ended December 31, 2006 totaled $84 million and $57 million, respectively, based on the vesting date share prices.

19.	RELATED-PARTY TRANSACTIONS

The following represent significant related-party transactions of Intermediate Holding:

•

Oncor records revenue from TCEH, principally for electricity delivery fees, which totaled $1 billion for the year ended December 31, 2008, $209 million for the period October 11, 2007 through December 31, 2007, $823 million for the period January 1, 2007 through October 10, 2007 and $1.1 billion for the year ended December 31, 2006.

•

Oncor records interest income from TCEH with respect to Oncor’s generation-related regulatory assets, which have been securitized through the issuance of transition bonds by Oncor’s bankruptcy-remote financing subsidiary. The interest income serves to offset Oncor’s interest expense on the transition bonds. This interest income totaled $46 million for the year ended December 31, 2008, $11 million for the period October 11, 2007 through December 31, 2007, $38 million for the period January 1, 2007 through October 10, 2007 and $52 million for the year ended December 31, 2006.

•

Incremental accrued income taxes incurred by Oncor as a result of delivery fee surcharges to its customers related to transition bonds are reimbursed by TCEH. Intermediate Holding’s financial statements reflect a note receivable from TCEH to Oncor of $289 million ($35 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2008 and $323 million ($34 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2007 related to these income taxes.

•	Short-term advances to parent totaled $3 million and $25 million at December 31, 2008 and 2007, respectively. Interest income on the advances totaled $2 million for the year ended December 31, 2008 at a weighted average interest rate of 10.9% during the period. The $25 million advance was settled in May 2008 as part of Intermediate Holding’s distribution of its investment in an entity with telecommunications-related activities that are not part of Oncor’s current operations to EFH Corp. as discussed in Note 13.

•

Short-term advances from parent totaled $24 million at December 31, 2006. The average daily balances of short-term advances from parent totaled $42 million and $44 million for the period January 1, 2007 through October 10, 2007 and the year ended December 31, 2006, and the weighted average interest rate for the respective periods was 5.8% and 5.4%. Interest expense incurred on the advances totaled approximately $2 million for the period January 1, 2007 through October 10, 2007 and $2 million for the year ended December 31, 2006. As a result of actions taken at the time of the Merger to further ring-fence Oncor, advances from EFH Corp. to Oncor ceased and outstanding amounts were repaid.

•

An EFH Corp. subsidiary charges Oncor for financial and certain other administrative services at cost. These costs, which are reported in operation and maintenance expenses, totaled $24 million for the year ended December 31, 2008, $6 million for the period October 11, 2007 through December 31, 2007, $20 million for the period January 1, 2007 through October 10, 2007 and $36 million for the year ended December 31, 2006.

•

Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility (reported on TCEH’s balance sheet) is funded by a delivery fee surcharge collected from REPs by Oncor and remitted to TCEH. These trust fund assets are established with the intent to be sufficient to fund the estimated decommissioning liability (also reported on TCEH’s balance sheet). Income and expenses associated with the trust fund and the decommissioning liability recorded by TCEH are offset by a net change in the Oncor and TCEH intercompany receivable/payable, which in turn results in a change in Oncor’s reported net regulatory asset/liability. At December 31, 2008, the excess of the decommissioning liability over the trust fund balance resulted in a regulatory asset of $127 million. At December 31, 2007, the excess of the trust fund balance over the estimated net decommissioning liability resulted in a regulatory liability of $13 million.

•

Oncor has a 19.5% limited partnership interest, with a carrying value of $5 million and $10 million at December 31, 2008 and 2007, respectively, in an EFH Corp. subsidiary holding principally software-related assets. Equity losses related to this interest are reported in other deductions and totaled $4 million for the year ended December 31, 2008, $1 million for the period October 11, 2007 through December 31, 2007, $2 million for the period January 1, 2007 through October 10, 2007 and $4 million for the year ended December 31, 2006. These losses primarily represent amortization of the assets held by the subsidiary.

•

EFH Corp. files a consolidated federal income tax return and allocates income tax liabilities to Intermediate Holding substantially as if Intermediate Holding was filing its own income tax returns. See discussion in Note 1 under “Income Taxes.” Intermediate Holding had amounts receivable from EFH Corp. related to income taxes, primarily due to timing of payments, totaling $22 million and $52 million at December 31, 2008 and 2007, respectively.

•

Oncor held cash collateral of $15 million on both December 31, 2008 and 2007 from TCEH related to interconnection agreements for three generation units being developed by TCEH. The collateral is reported in the balance sheet in other current liabilities.

•

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s credit rating being below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, as of December 31, 2008 and 2007, TCEH had posted letters of credit in the amount of $13 million and $14 million, respectively, for the benefit of Oncor.

•

At the closing of the Merger, Oncor entered into a $2 billion revolving credit facility with a syndicate of financial institutions and other lenders. The syndicate includes affiliates of GS Capital Partners. Affiliates of GS Capital Partners (a member of the Sponsor Group) have from time-to-time engaged in commercial banking transactions with Intermediate Holding or its subsidiaries in the normal course of business.

•

Affiliates of the Sponsor Group have, and may, acquire debt or debt securities issued by Intermediate Holding or its subsidiaries in open market transactions or through loan syndications. In addition, affiliates of the Sponsor Group acted as initial purchasers in Oncor’s $1.5 billion senior secured notes offering in September 2008.

See Notes 7, 9, 11, 13 and 17 for information regarding the tax sharing agreement, the accounts receivable securitization program, guarantees and push-down of certain EFH Corp. debt, distributions to EFH Corp. and the allocation of EFH Corp.’s pension and OPEB costs to Intermediate Holding, respectively.

20.	SUPPLEMENTARY FINANCIAL INFORMATION

Other Income and Deductions

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Other income:
Net gain on sale of other properties and investment	$1	$1	$3	$1
Accretion of adjustment (discount) to regulatory assets due to purchase accounting (Note 2)	44	10	—	—
Other	—	—	—	1

Total other income	$45	$11	$3	$2

Other deductions:
Charges related to 2006 cities rate settlements (Note 5)	$13	$6	$20	$13
Expenses related to canceled InfrastruX Energy Services joint venture (a)	—	—	3	7
Equity losses in an unconsolidated affiliate (Note 19)	4	1	2	4
Other	8	1	5	3

Total other deductions	$25	$8	$30	$27

(a)	Consists of previously deferred costs arising from operational activities to transition to the joint venture arrangement, which was canceled in connection with the Merger.

Major Customers

Amounts billed to TCEH represented 39% and amounts billed to one large nonaffiliated REP represented 16% of total operating revenues for the year ended December 31, 2008. No other customer represented 10% or more of total operating revenues.

Interest Expense and Related Charges

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Interest	$565	$136	$242	$287
Amortization of fair value debt discounts resulting from purchase accounting	3	—	—	—
Amortization of debt issuance costs and discounts	16	3	7	5
Allowance for funds used during construction—capitalized interest portion	(6)	(1)	(7)	(6)

Total interest expense and related charges	$578	$138	$242	$286

Property, Plant and Equipment

	Successor
	December 31,
	2008	2007
Assets in service:
Distribution	$8,429	$8,036
Transmission	3,626	3,388
Other assets	477	388

Total	12,532	11,812
Less accumulated depreciation	4,158	3,932

Net of accumulated depreciation	8,374	7,880
Construction work in progress	213	170
Held for future use	19	19

Property, plant and equipment—net	$8,606	$8,069

Depreciation expense as a percent of average depreciable property approximated 2.8% for 2008, 2007 and 2006.

Intangible Assets

Intangible assets other than goodwill reported in the balance sheet are comprised of the following:

	Successor
	As of December 31, 2008			As of December 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Intangible assets subject to amortization included in property, plant and equipment:
Land easements	$184	$69	$115	$179	$67	$112
Capitalized software	145	80	65	122	63	59

Total	$329	$149	$180	$301	$130	$171

Aggregate amortization expense for intangible assets totaled $19 million for the year ended December 31, 2008, $3 million for the period October 11, 2007 through December 31, 2007, $11 million for the period January 1, 2007 through October 10, 2007, and $20 million for the year ended December 31, 2006. At December 31, 2008, the weighted average remaining useful lives of capitalized land easements and software were 69 years and 10 years, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years from December 31, 2008 is as follows:

Year	Amortization Expense
2009	$21
2010	15
2011	12
2012	10
2013	5

Goodwill of $4.9 billion was reported on the balance sheet as of December 31, 2007 and represented the portion of the goodwill arising from the Merger under purchase accounting that was assigned to the Regulated Delivery reporting unit of EFH Corp. The balance reported at December 31, 2008 is $4.1 billion. See Note 2 for discussion of financial statement effects of the Merger and Note 3 for discussion of the goodwill impairment. None of this goodwill is being deducted for tax purposes.

Other Noncurrent Liabilities and Deferred Credits

The balance of other noncurrent liabilities and deferred credits consists of the following:

	Successor
	December 31, 2008	December 31, 2007
Retirement plan and other employee benefits	$1,115	$744
Liabilities related to subsidiary tax sharing agreement	299	—
Uncertain tax positions (including accrued interest) (Note 6)	144	134
Nuclear decommissioning cost under-recovery (a)	127	—
Other	36	20

Total other noncurrent liabilities and deferred credits	$1,721	$898

(a)	Represents intercompany payable to TCEH offset in Oncor’s net reported regulatory asset/liability. See Note 19.

Liabilities Related to Subsidiary Tax Sharing Agreement—Amount represents the noncontrolling interests’ portion of the previously recorded net deferred tax liabilities of Oncor. Upon the sale of noncontrolling interests in Oncor (see Note 14), Oncor became a partnership for US federal income tax purposes, and the temporary differences which gave rise to the deferred taxes will, over time, become taxable to the noncontrolling interests. Under a tax sharing agreement among Oncor and its equity holders, Oncor reimburses the equity holders for income taxes as the partnership earnings become taxable to the equity holders. Accordingly, as the temporary differences become taxable, the equity holders will be reimbursed by Oncor. In the unlikely event such amounts are not reimbursed under the tax sharing agreement, it is probable they would be refunded to rate payers.

Supplemental Cash Flow Information

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Cash payments:
Interest paid	$284	$72	$240	$287
Capitalized interest	(6)	(1)	(7)	(6)

Interest (net of amounts capitalized)	278	71	233	281
Income taxes	65	26	106	290
Noncash investing and financing activities:
Noncash construction expenditures (a)	49	70	25	33
Noncash distributions of investment to parent	24	—	—	—
Noncash contribution from EFH Corp. related to the debt push-down	—	(2,182)	—	—
Noncash contribution from EFH Corp. related to the payment of interest on pushed-down debt (b)	140	24	—	—
Noncash contribution related to incentive compensation plans	—	28	—	5
Noncash capital contribution from Texas Holdings	—	12	—	—
Noncash contribution for pension-related assets	—	—	—	15

(a)	Represents end-of-period accruals.
(b)	Amount is net of tax.

*  *  *  *  *

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

2008 Audited Financial Statements	Intermediate Holding’s audited financial statements for the year ended December 31, 2008

Adjusted EBITDA	Adjusted EBITDA means EBITDA adjusted to exclude non-cash items, unusual items and other adjustments allowable under certain debt arrangements of EFH Corp. and its subsidiaries. Adjusted EBITDA and EBITDA are not recognized terms under GAAP and, thus, are non-GAAP financial measures. Intermediate Holding is providing EFH Corp.’s Adjusted EBITDA in this annual report (see reconciliation in Exhibit 99(a)) solely because of the important role that Adjusted EBITDA plays in respect of the certain covenants contained in the indenture for EFH Corp. debt pushed down to Intermediate Holding as discussed in Note 4 to Financial Statements. Intermediate Holding does not intend for Adjusted EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Additionally, Intermediate Holding does not intend for Adjusted EBITDA (or EBITDA) to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, Intermediate Holding’s presentation of Adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.

CREZ	Competitive Renewable Energy Zones

EBITDA	Refers to earnings (net income) before interest expense, income taxes, depreciation and amortization. See the definition of Adjusted EBITDA above.

EFC Holdings	Refers to Energy Future Competitive Holdings Company, a direct subsidiary of EFH Corp. and the direct parent of TCEH.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include Oncor and TCEH.

EFH Corp. Notes	Refers collectively to EFH Corp.’s 10.875% Senior Notes due November 1 2017 (Cash-Pay Notes) and EFH Corp.’s 11.250%/12.000% Senior Toggle Notes due November 1, 2017 (Toggle Notes).

EPA	US Environmental Protection Agency

ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of the various electricity systems within Texas

FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting

FERC	US Federal Energy Regulatory Commission

Fitch	Fitch Ratings, Ltd. (a credit rating agency)

FSP	FASB Staff Position

FSP SFAS 107-1 and APB 28-1	FSP SFAS No. 107-1 and Accounting Principles Board Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments”

FSP SFAS 132(R)-1	FSP SFAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”

GAAP	generally accepted accounting principles

GWh	gigawatt-hours

Intermediate Holding	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

Investment LLC	Refers to Oncor Management Investment LLC, a Delaware limited liability company and minority interest owner of Oncor, whose managing member is Oncor and whose Class B Interests are owned by officers, directors and key employees of Oncor.

LIBOR	London Interbank Offered Rate. An interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

Limited Liability Company Agreement	The Second Amended and Restated Limited Liability Company Agreement of Oncor, dated as of November 5, 2008, by and among Oncor Holdings, Texas Transmission and Investment LLC, as amended.

Luminant	Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Merger	The transaction referred to in the Merger Agreement (defined immediately below) that was completed on October 10, 2007.

Merger Agreement	Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

Moody’s	Moody’s Investors Services, Inc. (a credit rating agency)

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings, and/or its wholly-owned consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of Intermediate Holding and the direct majority owner of Oncor.

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries.

OPEB	other postretirement employee benefits

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act

Purchase accounting	The purchase method of accounting for a business combination as prescribed by SFAS No. 141, “Business Combinations,” whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider

S&P	Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. (a credit rating agency)

SEC	US Securities and Exchange Commission

SFAS	Statement of Financial Accounting Standards issued by the FASB

SFAS 132(R)	SFAS No. 132 (revised 2003), “Employers’ Disclosures About Pensions and Other Postretirement Benefits”

SFAS 160	SFAS No. 160, “Noncontrolling interests in Consolidated Financial Statements—an amendment of ARB No. 51”

SFAS 165	SFAS No. 165, “Subsequent Events”

SFAS 168	SFAS No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles”

Sponsor Group	Collectively, the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co. (See Texas Holdings below.)

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFC Holdings and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context.

TCEQ	Texas Commission on Environmental Quality

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a Delaware limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

Texas Transmission	Refers to Texas Transmission Investment LLC, a Delaware limited liability company that purchased a 19.75% equity interest in Oncor in November 2008. It is not affiliated with EFH Corp., any of EFH Corp.’s subsidiaries or any member of the Sponsor Group.

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

US	United States of America

This quarterly report occasionally makes references to Intermediate Holding, Oncor Holdings or Oncor when describing actions, rights or obligations of their respective subsidiaries. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

FINANCIAL STATEMENTS

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

CONDENSED STATEMENTS OF CONSOLIDATED INCOME

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(millions of dollars)
Operating revenues:
Affiliated	$246	$242	$474	$484
Nonaffiliated	407	384	792	756

Total operating revenues	653	626	1,266	1,240

Operating expenses:
Operation and maintenance	230	216	456	419
Depreciation and amortization	132	121	258	241
Income taxes	34	47	57	89
Taxes other than income taxes	90	92	187	189

Total operating expenses	486	476	958	938

Operating income	167	150	308	302

Other income and deductions:
Other income (Note 9)	10	11	20	22
Other deductions (Note 9)	4	9	8	17
Nonoperating income taxes	(9)	(18)	(18)	(34)

Interest income	10	11	19	22

Interest expense and related charges (Note 9)	156	140	308	280

Net income	36	41	49	83
Net income attributable to noncontrolling interests	(16)	—	(28)	—

Net income attributable to Intermediate Holding	$20	$41	$21	$83

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2009	2008
	(millions of dollars)
Cash flows—operating activities:
Net income	$49	$83
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	245	226
Deferred income taxes—net	45	49
Amortization of investment tax credits	(2)	(3)
Noncash interest expense related to pushed down debt of Parent (Note 4)	131	125
Other—net	(3)	6
Changes in operating assets and liabilities:
Deferred advanced metering system revenues (Note 2)	37	—
Other operating assets and liabilities	(161)	(226)

Cash provided by operating activities	341	260

Cash flows—financing activities:
Repayments of long-term debt	(52)	(50)
Net increase in short-term borrowings	205	375
Distributions/dividends	(58)	(135)
Distributions to noncontrolling interests	(17)	—
Decrease in income tax-related note receivable from TCEH	16	16
Debt discount, financing and reacquisition expenses—net	(2)	(2)

Cash provided by financing activities	92	204

Cash flows—investing activities:
Capital expenditures	(516)	(465)
Costs to remove retired property	(21)	(16)
Other	14	15

Cash used in investing activities	(523)	(466)

Net change in cash and cash equivalents	(90)	(2)

Cash and cash equivalents—beginning balance	126	22

Cash and cash equivalents—ending balance	$36	$20

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2009	December 31, 2008
	(millions of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$36	$126
Restricted cash (Note 9)	42	51
Trade accounts receivable from nonaffiliates—net (Note 9)	252	217
Trade accounts and other receivables from affiliates	202	182
Advances to Parent	3	3
Income taxes receivable from Parent (Note 8)	29	22
Materials and supplies inventories—at average cost	71	63
Accumulated deferred income taxes	38	54
Prepayments	90	75
Other current assets	9	9

Total current assets	772	802

Restricted cash (Note 9)	15	16
Investments and other property (Note 9)	63	72
Property, plant and equipment—net (Note 9)	8,939	8,606
Goodwill	4,064	4,064
Note receivable due from TCEH (Note 8)	237	254
Regulatory assets—net (Note 2)	1,810	1,892
Other noncurrent assets	133	115

Total assets	$16,033	$15,821

LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Short-term borrowings (Note 3)	$542	$337
Long-term debt due currently (Note 4)	105	103
Trade accounts payable	149	124
Accrued taxes other than income taxes	80	141
Accrued interest	149	146
Other current liabilities	93	99

Total current liabilities	1,118	950

Accumulated deferred income taxes	1,178	1,192
Investment tax credits	40	42
Long-term debt, less amounts due currently (Note 4)	7,374	7,351
Other noncurrent liabilities and deferred credits	1,749	1,721

Total liabilities	11,459	11,256

Commitments and Contingencies (Note 5)

Membership interests (Note 6):
Intermediate Holding membership interest	3,208	3,210
Noncontrolling interests in subsidiary	1,366	1,355

Total membership interests	4,574	4,565

Total liabilities and membership interests	$16,033	$15,821

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS

Description of Business

Intermediate Holding is a Dallas, Texas-based holding company whose financial statements reflect almost entirely the operations of its indirect, majority (approximately 80%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Distribution revenues from TCEH represented 37% and 39% of total revenues for the six months ended June 30, 2009 and 2008, respectively. Intermediate Holding is a direct, wholly-owned subsidiary of EFH Corp. Intermediate Holding’s financial statements reflect almost entirely the operations of Oncor; consequently, there are no separate reportable business segments.

References in this report to Intermediate Holding are to Intermediate Holding and/or its direct or indirect subsidiaries as apparent in the context. See “Glossary” for definition of terms and abbreviations.

Various “ring-fencing” measures have been taken to enhance credit quality of Oncor Holdings and Oncor. Such measures include, among other things: Oncor Holdings’ sale of a 19.75% equity interest in Oncor to Texas Transmission; maintenance of separate books and records for the Oncor Ring-Fenced Entities; Oncor’s board of directors being comprised of a majority of independent directors, and prohibitions on the Oncor Ring-Fenced Entities’ providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, including TXU Energy and Luminant, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or other obligations of any member of the Texas Holdings Group. Furthermore, Oncor does not bear any liability for Intermediate Holding’s obligations (including, but not limited to, debt obligations), and vice versa. Accordingly, Oncor’s operations are conducted, and its cash flows managed, independently from the Texas Holdings Group.

Basis of Presentation

Intermediate Holding’s condensed consolidated financial statements have been prepared in accordance with US GAAP and on the same basis as the audited financial statements included in the 2008 Audited Financial Statements. All adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations and financial position have been included therein. All intercompany items and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules and regulations of the SEC. Because the condensed consolidated interim financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with the audited financial statements and related notes included in the 2008 Audited Financial Statements. The results of operations for an interim period may not give a true indication of results for a full year. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. Subsequent events have been evaluated through September 2, 2009, the date these condensed consolidated financial statements were issued.

Use of Estimates

Preparation of the financial statements requires estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments, other than those disclosed elsewhere herein, were made to previous estimates or assumptions during the current year.

Changes in Accounting Standards

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and requires noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. Effective January 1, 2009 on a retrospective basis, Intermediate Holding classified the noncontrolling interests created as a result of Oncor’s November 2008 sale of equity interests ($1.355 billion at December 31, 2008) as a separate component of membership interests in the balance sheet, and reported consolidated net income includes the net income attributable to noncontrolling interests.

In December 2008, the FASB issued FSP SFAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP amends SFAS 132(R) to provide enhanced disclosures regarding how investment allocation decisions are made and certain aspects of fair value measurements on plan assets. The disclosures required by this FSP are intended to provide transparency related to the types of assets and associated risks in an employer’s defined benefit pension or other postretirement employee benefits plan and events in the economy and markets that could have a significant effect on the value of plan assets. This FSP is effective for fiscal years ending after December 15, 2009. As the FSP provides only disclosure requirements, the adoption of this FSP will not have any effect on reported results of operations, financial condition or cash flows.

In April 2009, the FASB issued FSP SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” which requires the disclosure of summarized financial information about the fair value of financial instruments for interim reporting. This FSP is effective for interim reporting periods ending after June 15, 2009 and Intermediate Holding adopted it as of April 1, 2009. As the FSP provides only disclosure requirements, the adoption of this FSP did not have any effect on reported results of operations, financial condition or cash flows. The disclosures are provided in Note 4.

In May 2009, the FASB issued SFAS 165, “Subsequent Events,” which requires disclosure of the date through which Intermediate Holding has evaluated subsequent events related to the financial statements being issued and the basis for that date (either the date the financial statements were issued or the date they were available to be issued). SFAS 165 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this rule as of April 1, 2009 did not affect reported results of operations, financial condition or cash flows, and the required disclosure is provided above in “Basis of Presentation.”

In June 2009, the FASB issued SFAS 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles,” which establishes the FASB Accounting Standards Codification™ (Codification) as the source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also included in the Codification as sources of authoritative US GAAP for SEC registrants. SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this rule will not affect reported results of operations, financial condition or cash flows. Intermediate Holding will implement SFAS 168 in the third quarter 2009 by updating the previous FASB references to the Codification.

2.	REGULATORY ASSETS AND LIABILITIES

	June 30, 2009	December 31, 2008
Regulatory assets:
Generation-related regulatory assets securitized by transition bonds	$815	$865
Employee retirement costs	663	659
Self-insurance reserve (primarily storm recovery costs)	212	214
Nuclear decommissioning cost under-recovery	128	127
Securities reacquisition costs	93	97
Recoverable deferred income taxes—net	76	77
Employee severance costs	20	20
Other	17	12

Total regulatory assets	2,024	2,071

Regulatory liabilities:
Committed spending for demand-side management initiatives	90	96
Investment tax credit and protected excess deferred taxes	47	49
Deferred advanced metering system revenues	37	—
Over-collection of securitization (transition) bond revenues	26	28
Other regulatory liabilities	14	6

Total regulatory liabilities	214	179

Net regulatory asset	$1,810	$1,892

Regulatory assets that have been reviewed and approved by the PUCT and are not earning a return totaled $975 million and $1.021 billion at June 30, 2009 and December 31, 2008, respectively, including the generation-related regulatory assets securitized by transition bonds that have a remaining recovery period of approximately seven years. As part of purchase accounting, the carrying value of the generation-related regulatory assets was reduced by $213 million, and this amount is being accreted to other income over the approximate nine-year recovery period remaining as of the date of the Merger.

As of June 30, 2009, regulatory assets totaling $937 million have not been reviewed by the PUCT but are deemed by management to be probable of recovery. Recovery of employee retirement costs and self-insurance reserve costs, which represent the substantial majority of the amounts not reviewed by the PUCT, are specifically authorized by statute, subject to reasonableness review by the PUCT.

In September 2008, the PUCT approved a settlement for Oncor to recover its estimated future investment for advanced metering deployment. Oncor began billing the advanced metering surcharge in the January 2009 billing month cycle. The surcharge is expected to total $1.035 billion over the 11-year recovery period and includes a cost recovery factor of $2.21 per month per residential retail customer and $2.42 to $5.21 per month for non-residential retail customers. Intermediate Holding accounts for the difference between the surcharge billings for advanced metering facilities and the allowed revenues under the surcharge provisions, which are based on expenditures and an allowed return, as a regulatory asset or liability; such differences arise principally as a result of timing of expenditures. As indicated in the table above, the regulatory liability at June 30, 2009 totaled $37 million.

On August 13, 2009, the PUCT voted on Oncor’s rate review filed in June 2008. A final order was signed August 31, 2009. The PUCT’s findings included denial of recovery of $25 million of certain regulatory assets, which will result in a $16 million after-tax loss being recognized in the third quarter 2009.

See Note 8 for additional information regarding nuclear decommissioning cost recovery.

3.	BORROWINGS UNDER CREDIT FACILITIES

At June 30, 2009, Oncor had a $2.0 billion secured revolving credit facility, expiring October 10, 2013, to be used for its working capital and general corporate purposes, including issuances of commercial paper and letters of credit. Increases in the commitments under the facility may be requested in any amount up to $500 million, subject to the satisfaction of certain conditions. Amounts borrowed under the facility, once repaid, can be borrowed again from time to time. Borrowings are classified as short-term on the balance sheet.

At June 30, 2009, Oncor had outstanding borrowings under the credit facility totaling $542 million with an interest rate of 0.67% at the end of the period. At December 31, 2008, outstanding borrowings under the credit facility totaled $337 million with an interest rate of 1.98% at the end of the period. All outstanding borrowings at June 30, 2009 bear interest at LIBOR plus 0.350%, and a facility fee is payable (currently at a rate per annum equal to 0.125%) on the commitments under the facility, each based on Oncor’s current credit ratings. The interest rate and facility fee per annum declined in June 2009 from LIBOR plus 0.425% and 0.150%, respectively, due to a two notch upgrade in Oncor’s credit ratings by Moody’s.

Availability under the credit facility as of June 30, 2009 was $1.336 billion. This availability excludes $122 million of commitments from a subsidiary of Lehman Brothers Holding Inc. (such subsidiary, Lehman) that has filed for bankruptcy under Chapter 11 of the US Bankruptcy Code, but includes a $32 million portion of the Lehman commitment purchased in April 2009 by a third party. Availability under the credit facility as of December 31, 2008 was $1.508 billion, which excluded $155 million of commitments from Lehman. See Note 10 to the 2008 Audited Financial Statements for additional information.

4.	LONG-TERM DEBT

At June 30, 2009 and December 31, 2008, long-term debt consisted of the following:

	June 30, 2009	December 31, 2008
Oncor (a):
6.375% Fixed Senior Notes due May 1, 2012	$700	$700
5.950% Fixed Senior Notes due September 1, 2013	650	650
6.375% Fixed Senior Notes due January 15, 2015	500	500
6.800% Fixed Senior Notes due September 1, 2018	550	550
7.000% Fixed Debentures due September 1, 2022	800	800
7.000% Fixed Senior Notes due May 1, 2032	500	500
7.250% Fixed Senior Notes due January 15, 2033	350	350
7.500% Fixed Senior Notes due September 1, 2038	300	300
Unamortized discount	(16)	(16)

Total Oncor	4,334	4,334

Oncor Electric Delivery Transition Bond Company LLC (b):
4.030% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2010	31	54
4.950% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2013	130	130
5.420% Fixed Series 2003 Bonds due in semiannual installments through August 15, 2015	145	145
3.520% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2009	10	39
4.810% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2012	221	221
5.290% Fixed Series 2004 Bonds due in semiannual installments through May 15, 2016	290	290

Total Oncor Electric Delivery Transition Bond Company LLC	827	879

Unamortized fair value discount related to transition bonds (c)	(7)	(9)

Intermediate Holding:
10.875% EFH Corp. Fixed Senior Notes due November 1, 2017 (d)	1,000	1,000
11.25/12.00% EFH Corp. Senior Toggle Notes due November 1, 2017 (d)	1,325	1,250

Total Intermediate Holding	2,325	2,250

Total consolidated	7,479	7,454
Less amount due currently	(105)	(103)

Total long-term debt	$7,374	$7,351

(a)	Secured with first priority lien as discussed below.
(b)	The transition bonds are nonrecourse to Oncor and were issued to securitize a regulatory asset.
(c)	The transition bonds, which secured regulatory assets not earning a return, were fair valued as of October 10, 2007 as a result of purchase accounting.
(d)	Represents 50% of the principal amount of EFH Corp. debt guaranteed by Intermediate Holding (pushed-down debt) per the discussion below under “Push Down of EFH Corp. Notes.”

Oncor does not bear any liability for Intermediate Holding’s debt obligations, including, but not limited to, the EFH Corp. Notes (as defined below), and vice versa.

Oncor Debt Related Activity in 2009

Repayments of long-term debt in 2009 totaled $52 million and represent transition bond principal payments at scheduled maturity dates.

Oncor Senior Secured Notes Issued in 2008

In September 2008, Oncor issued and sold senior secured notes with an aggregate principal amount of $1.5 billion consisting of $650 million aggregate principal amount of 5.95% senior secured notes maturing in September 2013, $550 million aggregate principal amount of 6.80% senior secured notes maturing in September 2018 and $300 million aggregate principal amount of 7.50% senior secured notes maturing in September 2038. The notes are initially secured by a first priority lien. The notes are secured equally and ratably with all of Oncor’s other secured indebtedness, including the credit facility. If the lien is terminated at Oncor’s option upon the termination of the current credit facility, the notes will cease to be secured obligations and will become senior unsecured general obligations. Oncor may redeem the notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. The notes also contain customary events of default. See Note 11 to the 2008 Audited Financial Statements for additional information.

Push Down of EFH Corp. Notes

The EFH Corp. Notes described immediately below are fully and unconditionally guaranteed on a joint and several basis by EFC Holdings and Intermediate Holding. In accordance with SEC Staff Accounting Bulletin (SAB) Topic 5-J, Intermediate Holding reflects $2.325 billion principal amount of the EFH Corp. Notes on its balance sheet and the related interest expense in its income statement. The amount reflected on Intermediate Holding’s balance sheet, which represents 50% of the EFH Corp. debt guaranteed by Intermediate Holding, was calculated based upon the relative equity investment of EFC Holdings and Intermediate Holding in their respective operating subsidiaries at the time of the Merger. Because payment of principal and interest on the notes is the responsibility of EFH Corp., Intermediate Holding records the settlement of such amounts as noncash capital contributions from EFH Corp. See Note 11 to Financial Statements in the 2008 Audited Financial Statements for more information on the notes and guarantees.

Borrowings under EFH Corp.’s 10.875% Senior Notes due November 1, 2017 (Cash-Pay Notes) bear interest semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 10.875% per annum. Borrowings under EFH Corp.’s 11.250%/12.000% Senior Toggle Notes due November 1, 2017 (Toggle Notes and collectively with the Cash-Pay Notes, the EFH Corp. Notes) bear interest semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 11.250% per annum for cash interest and at a fixed rate of 12.000% per annum for payment-in-kind (PIK) interest. For any interest period until November 1, 2012, EFH Corp. may elect to pay interest on the Toggle Notes, at EFH Corp.’s option (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new Toggle Notes; or (iii) 50% in cash and 50% in PIK interest.

EFH Corp. made its May 2009 interest payment and will make its November 2009 interest payment by using the PIK feature of the Toggle Notes. During the applicable interest periods, the interest rate on the Toggle Notes is increased from 11.25% to 12.00%. In electing the PIK feature, EFH Corp. increased the aggregate principal amount of the Toggle Notes by $150 million on May 1, 2009 and will further increase the aggregate principal amount of the Toggle Notes by $159 million on November 1, 2009. The election will increase the expected annual cash interest expense by approximately $35 million (50% of which relates to Intermediate Holding due to push down), constituting the additional cash interest that will be payable with respect to the $309 million of additional Toggle Notes.

EFH Corp. may redeem the EFH Corp. Notes, in whole or in part, at any time on or after November 1, 2012, at specified redemption prices, plus accrued and unpaid interest, if any. In addition, before November 1, 2010, EFH Corp. may redeem, with the net cash proceeds of certain equity offerings, up to 35% of the aggregate principal amount of the Toggle Notes from time to time at a redemption price of 110.875% of the aggregate principal amount of the Cash-Pay Notes, plus accrued and unpaid interest, if any, or 111.250% of aggregate principal amount of the Toggle Notes, plus accrued and unpaid interest, if any. EFH Corp. may also redeem the EFH Corp. Notes at any time prior to November 1, 2012 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. Upon the occurrence of a change in control of EFH Corp., EFH Corp. must offer to repurchase the EFH Corp. Notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

Fair Value of Long-Term Debt

The estimated fair value of long-term debt (including current maturities) totaled $7.051 billion at June 30, 2009 and $6.287 billion at December 31, 2008, and the carrying amount totaled $7.479 billion and $7.454 billion, respectively. The fair value is estimated at the lesser of either the call price or the market value as determined by quoted market prices.

5.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Intermediate Holding is involved in various legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon its financial position, results of operations or cash flows.

Guarantees

Intermediate Holding and its subsidiaries have entered into contracts that contain guarantees to outside parties that could require performance or payment under certain conditions.

Oncor is the lessee under various operating leases that obligate it to guarantee the residual values of the leased assets. At June 30, 2009, both the aggregate maximum amount of residual values guaranteed and the estimated residual recoveries totaled approximately $11 million. These leased assets consist primarily of vehicles used in distribution activities. The average life of the residual value guarantees under the lease portfolio is approximately one year.

See Note 4 for discussion of Intermediate Holding’s guarantee of certain EFH Corp. debt.

6.	MEMBERSHIP INTERESTS

Cash Distributions

During 2009, Intermediate Holding’s board of directors declared and Intermediate Holding paid the following cash distributions to EFH Corp.:

Declaration Date	Payment Date	Amount Paid
May 19, 2009	May 20, 2009	$40
February 18, 2009	March 3, 2009	$18

While there are no direct restrictions on Intermediate Holding’s ability to distribute its net income that are currently material, substantially all of Intermediate Holding’s net income is derived from Oncor. The boards of directors of each of Oncor and Oncor Holdings, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet expected future requirements of Oncor and/or Oncor Holdings. For the period beginning October 11, 2007 and ending December 31, 2012, distributions paid by Oncor (other than distributions of the proceeds of any issuance of limited liability company units) are limited by the Limited Liability Company Agreement to an amount not to exceed Oncor’s net cumulative income determined in accordance with GAAP, as adjusted by applicable orders of the PUCT. Such adjustments include deducting the $72 million ($46 million after tax) one-time refund to customers in September 2008 and deducting funds spent as part of the $100 million commitment for additional demand-side management or other energy efficiency initiatives (see Note 4 to the 2008 Audited Financial Statements) of which $10 million ($6 million after tax) has been spent through June 30, 2009, neither of which impacts net income due to purchase accounting, and removing the effect of the $860 million goodwill impairment charge from fourth quarter 2008 net income available for distribution. The refund and goodwill impairment charge are described in the 2008 Audited Financial Statements. Distributions are further limited by Oncor’s required regulatory capital structure, as determined by the PUCT, to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. At June 30, 2009, no material amount of net income was restricted from being used to make distributions on membership interests.

Noncontrolling Interests

In November 2008, Oncor sold equity interests to Texas Transmission. Texas Transmission is an entity indirectly owned by a private investment group led by OMERS Administration Corporation, acting through its infrastructure investment entity, Borealis Infrastructure Management Inc., and the Government of Singapore Investment Corporation, acting through its private equity and infrastructure arm, GIC Special Investments Pte Ltd. The investor group is not affiliated with any member of the Sponsor Group, Texas Holdings or EFH Corp. Oncor also indirectly sold equity interests to certain members of its board of directors and its management team. Accordingly, after giving effect to all equity issuances, as of June 30, 2009, Oncor’s ownership was as follows: 80.03% held indirectly by Intermediate Holding, 0.22% held indirectly by Oncor’s management and board of directors and 19.75% held by Texas Transmission.

Membership Interests

The following table presents the changes to membership interests during the six months ended June 30, 2009:

	Capital Accounts	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Membership Interests
Balance at December 31, 2008	$3,212	$(2)	$1,355	$4,565
Net income	21	—	28	49
Distributions	(58)	—	—	(58)
Distributions to noncontrolling interests	—	—	(17)	(17)
Effects of debt push-down from EFH Corp. (Note 4)	36	—	—	36
Other	(1)	—	—	(1)

Balance at June 30, 2009	$3,210	$(2)	$1,366	$4,574

7.	PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS (OPEB) COSTS

Subsidiaries of Intermediate Holding are participating employers in the EFH Retirement Plan, a defined benefit pension plan sponsored by EFH Corp., and also participate with EFH Corp. and certain other affiliated subsidiaries of EFH Corp. to offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. The net allocated pension and OPEB costs applicable to Intermediate Holding for the three and six months ended June 30, 2009 and 2008 are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Amounts recognized as expense	$4	$4	$9	$9
Amounts deferred principally as a regulatory asset or property	17	11	33	22

Net pension and OPEB costs	$21	$15	$42	$31

The discount rates reflected in net pension and OPEB costs in 2009 are 6.90% and 6.85%, respectively. The expected rates of return on pension and OPEB plan assets reflected in the 2009 cost amounts are 8.25% and 7.64%, respectively.

Subsidiaries of Intermediate Holding made contributions to EFH Corp.’s pension and OPEB plans of $17 million and $9 million, respectively, in the first half of 2009, and expect to make additional contributions of $40 million and $9 million, respectively, in the remainder of 2009.

8.	RELATED-PARTY TRANSACTIONS

The following represents Intermediate Holding’s significant related-party transactions:

•

Oncor records revenue from TCEH, principally for electricity delivery fees, which totaled $246 million and $242 million for the three months ended June 30, 2009 and 2008, respectively, and $474 million and $484 million for the six months ended June 30, 2009 and 2008, respectively.

•

Oncor records interest income from TCEH with respect to generation-related regulatory assets, which have been securitized through the issuance of transition bonds by Oncor’s bankruptcy-remote financing subsidiary. The interest income serves to offset interest expense on the transition bonds. This interest income totaled $11 million and $12 million for the three months ended June 30, 2009 and 2008, respectively, and $21 million and $23 million for the six months ended June 30, 2009 and 2008, respectively.

•

Incremental amounts payable related to income taxes as a result of delivery fee surcharges to customers related to transition bonds are reimbursed by TCEH. Intermediate Holding’s financial statements reflect a note receivable from TCEH to Oncor of $273 million ($36 million reported as current in trade accounts and other receivables from affiliates) at June 30, 2009 and $289 million ($35 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2008 related to these income taxes.

•

An EFH Corp. subsidiary charges Oncor for financial and certain other administrative services at cost. These costs, which are reported in operation and maintenance expenses, totaled $7 million and $6 million for the three months ended June 30, 2009 and 2008, respectively, and $13 million and $12 million for the six months ended June 30, 2009 and 2008, respectively.

•

Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility (reported on TCEH’s balance sheet) is funded by a delivery fee surcharge collected from REPs by Oncor and remitted to TCEH. These trust fund assets are established with the intent to be sufficient to fund the estimated decommissioning liability (also reported on TCEH’s balance sheet).

Income and expenses associated with the trust fund and the decommissioning liability recorded by TCEH are offset by a net change in the Oncor and TCEH intercompany receivable/payable, which in turn results in a change in Oncor’s reported net regulatory asset/liability. The regulatory asset of $128 million and $127 million at June 30, 2009 and December 31, 2008, respectively, represents the excess of the net decommissioning liability over the trust fund balance.

•

Oncor has a 19.5% limited partnership interest, with carrying values of $4 million and $5 million at June 30, 2009 and December 31, 2008, respectively, in an EFH Corp. subsidiary holding principally software-related assets. Equity losses related to this interest are reported in other deductions and totaled $1 million for both the three months ended June 30, 2009 and 2008 and $1 million and $2 million for the six months ended June 30, 2009 and 2008, respectively. These losses primarily represent amortization of software assets held by the subsidiary.

•

EFH Corp. files a consolidated federal income tax return and allocates income tax liabilities to Intermediate Holding substantially as if Intermediate Holding was filing its own income tax returns. Intermediate Holding’s results are included in the consolidated Texas state margin tax return filed by EFH Corp. Intermediate Holding’s amounts receivable from EFH Corp. related to income taxes, primarily due to timing of payments, totaled $29 million and $22 million at June 30, 2009 and December 31, 2008, respectively. Income tax payments in the six months ended June 30, 2009 totaled $40 million to EFH Corp., and Oncor made federal income tax-related payments totaling $6 million to noncontrolling interests.

•

Oncor held cash collateral of $15 million on both June 30, 2009 and December 31, 2008 provided by TCEH related to interconnection agreements for three generation units being developed by TCEH. The collateral is reported in the balance sheet in other current liabilities.

•

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate creditworthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s credit rating being below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, as of June 30, 2009 and December 31, 2008, TCEH had posted letters of credit in the amounts of $14 million and $13 million, respectively, for Oncor’s benefit.

•

At the closing of the Merger, Oncor entered into its current $2 billion revolving credit facility with a syndicate of financial institutions and other lenders. The syndicate includes affiliates of GS Capital Partners. Affiliates of GS Capital Partners (a member of the Sponsor Group) have from time to time engaged in commercial banking transactions with Intermediate Holding or its subsidiaries in the normal course of business.

•	Affiliates of the Sponsor Group have, and may, sell or acquire debt or debt securities issued by Intermediate Holding or its subsidiaries in open market transactions or through loan syndications.

See Notes 4, 6 and 7 for information regarding guarantees and push-down of certain EFH Corp. debt, distributions to EFH Corp. and the allocation of EFH Corp.’s pension and OPEB costs to Intermediate Holding, respectively.

9.	SUPPLEMENTARY FINANCIAL INFORMATION

Other Income and Deductions

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Other income:
Accretion of adjustment (discount) of regulatory assets resulting from purchase accounting	$10	$11	$20	$22

Other deductions:
Costs related to 2006 cities rate settlement	$—	$7	$1	$13
Other	4	2	7	4

Total other deductions	$4	$9	$8	$17

Major Customers

Distribution revenues from TCEH represented 38% of total operating revenues for both the three months ended June 30, 2009 and 2008, and 37% and 39% for the six months ended June 30, 2009 and 2008, respectively. Revenues from subsidiaries of one nonaffiliated REP collectively represented 15% of total operating revenues for both the three months ended June 30, 2009 and 2008, and 15% and 16% for the six months ended June 30, 2009 and 2008, respectively. No other customer represented 10% or more of total operating revenues.

Interest Expense and Related Charges

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Interest	$152	$136	$301	$275
Amortization of fair value debt discounts resulting from purchase accounting	1	1	2	2
Amortization of debt issuance costs and discounts	4	4	8	6
Allowance for funds used during construction—capitalized interest portion	(1)	(1)	(3)	(3)

Total interest expense and related charges	$156	$140	$308	$280

Restricted Cash

All restricted cash amounts reported on the balance sheet relate to the securitization (transition) bonds.

Trade Accounts Receivable

	June 30, 2009	December 31, 2008
Gross trade accounts receivable	$419	$359
Trade accounts receivable from TCEH	(165)	(135)
Allowance for uncollectible accounts	(2)	(7)

Trade accounts receivable from nonaffiliates—net	$252	$217

Gross trade accounts receivable at June 30, 2009 and December 31, 2008 included unbilled revenues of $139 million and $140 million, respectively.

In April 2009, the PUCT finalized a new rule relating to the Certification of Retail Electric Providers. Under the new rule, write-offs of uncollectible amounts owed by nonaffiliated REPs are deferred as a regulatory asset. Accordingly, Intermediate Holding recognized a $3 million one-time reversal of bad debt expense in the three months ended June 30, 2009 representing bad debt reserves previously recognized for nonaffiliated REP accounts receivable.

Investments

	June 30, 2009	December 31, 2008
Assets related to employee benefit plans, including employee savings programs, net of distributions	$57	$65
Investments in unconsolidated affiliates	4	5
Land	2	2

Total investments	$63	$72

Property, Plant and Equipment

At June 30, 2009 and December 31, 2008, property, plant and equipment of $8.9 billion and $8.6 billion, respectively, is stated net of accumulated depreciation and amortization of $4.2 billion in both periods.

Intangible Assets

Intangible assets other than goodwill reported in the balance sheet are comprised of the following:

	As of June 30, 2009			As of December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Intangible assets subject to amortization included in property, plant and equipment:
Land easements	$184	$70	$114	$184	$69	$115
Capitalized software	197	91	106	145	80	65

Total	$381	$161	$220	$329	$149	$180

Aggregate amortization expense for intangible assets totaled $5 million and $5 million for the three months ended June 30, 2009 and 2008, respectively, and $12 million and $9 million for the six months ended June 30, 2009 and 2008, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years from December 31, 2008 is as follows:

Year	Amortization Expense
2009	$25
2010	19
2011	17
2012	14
2013	7

At June 30, 2009 and December 31, 2008, goodwill of $4.1 billion was reported on the balance sheet. None of this goodwill balance is being deducted for tax purposes. This balance is net of the $860 million goodwill impairment charge recorded in the fourth quarter of 2008 (see Note 3 to the 2008 Audited Financial Statements), which is the only goodwill impairment recorded since the Merger.

Exit Liabilities

As part of purchase accounting, Oncor accrued $16 million in costs expected to be incurred related to the termination and transition of outsourcing arrangements. Oncor incurred $1 million of the exit liabilities in the six months ended June 30, 2009, and the remaining accrual is expected to be settled no later than June 30, 2010, the targeted date of completion of transition of outsourced activities.

Other Noncurrent Liabilities and Deferred Credits

The balance of other noncurrent liabilities and deferred credits consists of the following:

	June 30, 2009	December 31, 2008
Retirement plan and other employee benefits	$1,131	$1,115
Liabilities related to subsidiary tax sharing agreement	309	299
Uncertain tax positions (including accrued interest)	150	144
Nuclear decommissioning cost under-recovery (a)	128	127
Other	31	36

Total other noncurrent liabilities and deferred credits	$1,749	$1,721

(a)	Represents intercompany payable to TCEH offset in Oncor’s net reported regulatory asset/liability. See Note 8.

Liabilities Related to Subsidiary Tax Sharing Agreement—Amount represents the noncontrolling interests’ portion of the previously recorded net deferred tax liabilities of Oncor. Upon the sale of noncontrolling interests in Oncor (see Note 6), Oncor became a partnership for US federal income tax purposes, and the temporary differences which gave rise to the deferred taxes will, over time, become taxable to the minority interests. Under a tax sharing agreement among Oncor and its equity holders, Oncor reimburses its equity holders for federal income taxes as the partnership earnings become taxable to such holders. Accordingly, as the temporary differences become taxable, the equity holders will be reimbursed by Oncor. In the unlikely event such amounts are not reimbursed under the tax sharing agreement, it is probable they would be refunded to rate payers. The net changes in the liability for the six months ended June 30, 2009 totaling $10 million reflected changes in temporary differences.

Supplemental Cash Flow Information

	Six Months Ended June 30,
	2009	2008
Cash payments:
Interest paid	$168	$150
Capitalized interest	(3)	(3)

Interest (net of amounts capitalized)	165	147
Income taxes	46	53
Noncash investing and financing activities:
Effect of Parent’s payment of interest and issuance of toggle notes as consideration for cash interest, net of tax, on pushed-down debt	111	81
Noncash construction expenditures (a)	51	31

(a)	Represents end-of-period accruals.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of

Energy Future Intermediate Holding Company LLC

Dallas, Texas

We have reviewed the accompanying condensed consolidated balance sheet of Energy Future Intermediate Holding Company LLC and subsidiaries (“Intermediate Holding”) as of June 30, 2009, and the related condensed statements of consolidated income for the three-month and six-month periods ended June 30, 2009 and 2008, and of consolidated cash flows for the six-month periods ended June 30, 2009 and 2008. These interim financial statements are the responsibility of Intermediate Holding’s management.

We conducted our reviews in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) for reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the condensed consolidated financial statements, Intermediate Holding adopted FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”) on a retrospective basis.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Energy Future Intermediate Holding Company LLC and subsidiaries as of December 31, 2008, and the related statements of consolidated income (loss), comprehensive income (loss), cash flows, and membership interests for the year then ended (not presented herein); and in our report dated September 2, 2009 (which report includes an explanatory paragraph related to (1) Intermediate Holding being a wholly owned subsidiary of Energy Future Holdings Corp., which was merged with Texas Energy Future Merger Sub Corp on October 10, 2007 and (2) the retrospective adoption of the provisions of SFAS 160), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2008 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Deloitte & Touche LLP

Dallas, Texas

September 2, 2009

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

1999 Restructuring Legislation	Texas Electric Choice Plan, the legislation that restructured the electric utility industry in Texas to provide for retail competition

2007 Annual Report	EFC Holdings’ Annual Financial Statements for the three years ended December 31, 2007, 2006 and 2005 included in the Registration Statement on Form S-4 (File Number 333-153700)

Adjusted EBITDA	Adjusted EBITDA means EBITDA adjusted to exclude non-cash items, unusual items and other adjustments allowable under certain debt arrangements of TCEH and EFH Corp. Adjusted EBITDA and EBITDA are not recognized terms under GAAP and, thus, are non-GAAP financial measures. EFC Holdings is providing TCEH’s and EFH Corp.’s Adjusted EBITDA in this Form 10-K (see reconciliation in Exhibit 99(b) and 99(c)) solely because of the important role that Adjusted EBITDA plays in respect of the certain covenants contained in the debt arrangements. EFC Holdings does not intend for Adjusted EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Additionally, EFC Holdings does not intend for Adjusted EBITDA (or EBITDA) to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, EFC Holdings’ presentation of Adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.

Ancillary services	Refers to services necessary to support the transmission of energy and maintain reliable operations for the entire transmission system.

CAIR	Clean Air Interstate Rule

Capgemini	Capgemini Energy LP, a subsidiary of Cap Gemini North America Inc. that provides business support services to EFC Holdings and its subsidiaries

CO2	carbon dioxide

DOE	US Department of Energy

EBITDA	Refers to earnings (net income) before interest expense, income taxes, depreciation and amortization. See the definition of Adjusted EBITDA above.

EFC Holdings	Refers to Energy Future Competitive Holdings Company, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of TCEH, and/or its consolidated subsidiaries, depending on context.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include TCEH and Oncor.

EPA	US Environmental Protection Agency

EPC	engineering, procurement and construction

ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of various electricity systems within Texas

ERISA	Employee Retirement Income Security Act of 1974, as amended

FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting

FERC	US Federal Energy Regulatory Commission

FIN	Financial Accounting Standards Board Interpretation

FIN 39-1	FIN No. 39, “Offsetting of Amounts Related to Certain Contracts—an Interpretation of APB Opinion No. 10 and FASB Statement No. 105”

FIN 46R	FIN No. 46R (Revised 2003), “Consolidation of Variable Interest Entities”

FIN 48	FASB Interpretation No. 48 (As Amended), “Accounting for Uncertainty in Income Taxes”

Fitch	Fitch Ratings, Ltd. (a credit rating agency)

FSP	FASB Staff Position

FSP FIN 39-1	FSP FIN No. 39-1, “Amendment of FASB Interpretation No. 39”

FSP FIN 48-1	FSP FIN No. 48-1, “Definition of Settlement in FASB Interpretation No. 48”

FSP SFAS 132(R)-1	FSP SFAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”

FSP SFAS 140-4 and FIN 46(R)-8	FSP SFAS No. 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interest in Variable Interest Entities”

FSP SFAS 157-3	FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”

GAAP	generally accepted accounting principles

GWh	gigawatt-hours

historical service territory	the territory, largely in north Texas, being served by EFH Corp.’s regulated electric utility subsidiary at the time of entering retail competition on January 1, 2002

Intermediate Holding	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

IRS	US Internal Revenue Service

kV	kilovolts

kWh	kilowatt-hours

LIBOR	London Interbank Offered Rate. An interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

Luminant	Refers to wholly-owned subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Luminant Construction	Refers to the operations of TCEH established for the purpose of developing and constructing new generation facilities.

Luminant Energy	Luminant Energy Company LLC, an indirect, wholly-owned subsidiary of TCEH that engages in certain wholesale markets activities

Luminant Power	Refers to subsidiaries of TCEH engaged in electricity generation activities.

market heat rate	Heat rate is a measure of the efficiency of converting a fuel source to electricity. The market heat rate is based on the price offer of the marginal supplier in Texas (generally natural gas plants) in generating electricity and is calculated by dividing the wholesale market price of electricity by the market price of natural gas.

Merger	The transaction referred to in “Merger Agreement” (defined immediately below) that was completed on October 10, 2007.

Merger Agreement	Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

Merger Sub	Texas Energy Future Merger Sub Corp, a Texas corporation and a wholly-owned subsidiary of Texas Holdings that was merged into EFH Corp. on October 10, 2007

MMBtu	million British thermal units

Moody’s	Moody’s Investors Services, Inc. (a credit rating agency)

MW	megawatts

MWh	megawatt-hours

NERC	North American Electric Reliability Corporation

NOx	nitrogen oxide

NRC	US Nuclear Regulatory Commission

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct majority-owned subsidiary of Oncor Holdings and an indirect subsidiary of EFH Corp., and/or its consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context, that is engaged in regulated electricity transmission and distribution activities.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct wholly-owned subsidiary of Intermediate Holding and the direct majority owner of Oncor.

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries, including Oncor.

OPEB	other postretirement employee benefits

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act

Purchase accounting	The purchase method of accounting for a business combination as prescribed by SFAS 141 whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider

RRC	Railroad Commission of Texas, which has oversight of lignite mining activity

S&P	Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies Inc. (a credit rating agency)

SEC	US Securities and Exchange Commission

Securities Act	Securities Act of 1933, as amended

SFAS	Statement of Financial Accounting Standards issued by the FASB

SFAS 5	SFAS No. 5, “Accounting for Contingencies”

SFAS 34	SFAS No. 34, “Capitalization of Interest Cost”

SFAS 87	SFAS No. 87, “Employers’ Accounting for Pensions”

SFAS 106	SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”

SFAS 109	SFAS No. 109, “Accounting for Income Taxes”

SFAS 115	SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”

SFAS 123(R)	SFAS No. 123 (revised 2004), “Share-Based Payment”

SFAS 132(R)	SFAS No. 132 (revised 2003), “Employers’ Disclosures About Pensions and Other Postretirement Benefits”

SFAS 133	SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended and interpreted

SFAS 140	SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125”

SFAS 141	SFAS No. 141, “Business Combinations”

SFAS 142	SFAS No. 142, “Goodwill and Other Intangible Assets”

SFAS 144	SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”

SFAS 146	SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”

SFAS 157	SFAS No. 157, “Fair Value Measurements”

SFAS 158	SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”

SFAS 159	SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115”

SFAS 161	SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”

SG&A	selling, general and administrative

SO2	sulfur dioxide

Sponsor Group	Collectively, the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co. (See Texas Holdings below.)

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFC Holdings and an indirect, wholly-owned subsidiary of EFH Corp., and/or its subsidiaries, depending on context, that are engaged in electricity generation, wholesale and retail energy markets and development and construction activities. Its major subsidiaries include Luminant and TXU Energy.

TCEH Finance	Refers to TCEH Finance, Inc., a direct, wholly-owned subsidiary of TCEH, formed for the sole purpose of serving as co-issuer with TCEH of certain debt securities.

TCEH Senior Secured Facilities	Refers collectively to the TCEH Initial Term Loan Facility, TCEH Delayed Draw Term Loan Facility, TCEH Revolving Credit Facility, TCEH Letter of Credit Facility and TCEH Commodity Collateral Posting Facility. See Note 12 to Financial Statements for details of these facilities.

TCEQ	Texas Commission on Environmental Quality

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a Delaware limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

TXU Fuel	TXU Fuel Company, a former subsidiary of TCEH

US	United States of America

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Energy Future Competitive Holdings Company:

We have audited the accompanying consolidated balance sheets of Energy Future Competitive Holdings Company and subsidiaries (“EFC Holdings”) as of December 31, 2008 and 2007 (successor), and the related statements of consolidated income (loss), comprehensive income (loss), cash flows and shareholders’ equity for the year ended December 31, 2008 (successor), the period from October 11, 2007 through December 31, 2007 (successor), the period from January 1, 2007 through October 10, 2007 (predecessor) and the year ended December 31, 2006 (predecessor). These financial statements are the responsibility of EFC Holdings’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. EFC Holdings is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of EFC Holdings’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Energy Future Competitive Holdings Company and subsidiaries at December 31, 2008 and 2007 (successor), and the results of their operations and their cash flows for the year ended December 31, 2008 (successor), the period from October 11, 2007 through December 31, 2007 (successor), the period from January 1, 2007 through October 10, 2007 (predecessor) and the year ended December 31, 2006 (predecessor), in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, EFC Holdings is a wholly owned subsidiary of Energy Future Holdings Corp. (“EFH Corp.”), which was merged with Texas Energy Future Merger Sub Corp on October 10, 2007.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 2, 2009

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(Millions of Dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Operating revenues	$9,787	$1,671	$6,884	$9,396
Fuel, purchased power costs and delivery fees	(5,600)	(852)	(3,209)	(3,929)
Net gain (loss) from commodity hedging and trading activities	2,184	(1,492)	(554)	153
Operating costs	(677)	(124)	(471)	(605)
Depreciation and amortization	(1,092)	(315)	(253)	(334)
Selling, general and administrative expenses	(680)	(153)	(452)	(533)
Franchise and revenue-based taxes	(109)	(30)	(83)	(127)
Impairment of goodwill	(8,000)	—	—	—
Other income (Note 10)	35	2	59	78
Other deductions (Note 10)	(1,263)	(5)	20	(210)
Interest income	59	9	312	252
Interest expense and related charges (Note 23)	(4,187)	(652)	(329)	(334)

Income (loss) before income taxes	(9,543)	(1,941)	1,924	3,807
Income tax (expense) benefit	504	675	(618)	(1,306)

Net income (loss)	$(9,039)	$(1,266)	$1,306	$2,501

See Notes to Financial Statements.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(Millions of Dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Net income (loss)	$(9,039)	$(1,266)	$1,306	$2,501

Other comprehensive income (loss), net of tax effects:
Cash flow hedges:
Net increase (decrease) in fair value of derivatives (net of tax (expense) benefit of $98, $97, $154 and $(321))	(181)	(177)	(288)	598
Derivative value net (gains) losses related to hedged transactions recognized during the period and reported in net income (net of tax (expense) benefit of $66, $—, $(48) and $(26))	122	—	(89)	(47)

Total adjustments to net income (loss)	(59)	(177)	(377)	551

Comprehensive income (loss)	$(9,098)	$(1,443)	$929	$3,052

See Notes to Financial Statements.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

STATEMENTS OF CONSOLIDATED CASH FLOWS

(Millions of Dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Cash flows—operating activities
Net income (loss)	$(9,039)	$(1,266)	$1,306	$2,501

Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	1,549	444	306	400
Deferred income tax expense (benefit)—net	(377)	(453)	(68)	182
Impairment of goodwill (Note 3)	8,000	—	—	—
Impairment of trade name intangible asset (Note 3)	481	—	—	—
Impairment of emission allowances intangible assets (Note 3)	501	—	—	—
Impairment of natural gas-fueled generation fleet (Note 5)	229	—	—	198
Charge related to Lehman bankruptcy (Note 10)	26	—	—	—
Net effect of unrealized mark-to-market valuations of commodity positions—losses (gains)	(2,329)	1,556	722	(272)
Unrealized net loss on mark-to-market valuations of interest rate swaps	1,477	—	—	—
Bad debt expense	81	13	44	67
Stock-based incentive compensation expense	10	—	6	9
Recognition of losses on dedesignated cash flow hedges	66	1	8	10
Customer appreciation bonus charge (net of amounts credited to customers in 2006)	—	—	—	122
Credit related to impaired leases (Note 10)	—	—	(48)	(2)
Net (gains) losses on sale of assets	—	1	(38)	(68)
Effect of Parent’s payment of interest on pushed-down debt	251	24	—	—
Net equity loss from unconsolidated affiliate	10	2	5	10
Other, net	(24)	2	5	8
Changes in operating assets and liabilities:
Affiliate accounts receivable/payable—net	44	(91)	100	(43)
Accounts receivable—trade	(491)	(211)	308	348
Impact of accounts receivable sales program (Note 11)	53	(223)	45	(41)
Inventories	(12)	(14)	(33)	1
Accounts payable—trade	366	260	(444)	(212)
Commodity and other derivative contractual assets and liabilities	(28)	(10)	(167)	—
Margin deposits—net	595	(614)	(569)	564
Other—net assets	374	(223)	(5)	176
Other—net liabilities	(156)	554	(252)	799

Cash provided by (used in) operating activities	1,657	(248)	1,231	4,757

Cash flows—financing activities
Issuances of securities/long-term borrowings (Note 12):
Merger-related debt financing	—	33,732	—	—
Pollution control revenue bonds	242	—	—	243
Other long-term debt	1,443	—	1,000	—
Retirements/repurchases of securities/long-term borrowings (Note 12):
Merger-related debt repurchases	—	(8,992)	—	—
Pollution control revenue bonds	(242)	—	(143)	(259)
Other long-term debt	(618)	(49)	(28)	(417)
Increase (decrease) in short-term borrowings (Note 12):
Bank	462	(1,617)	1,860	(245)
Commercial paper	—	—	(623)	317
Decrease in income tax-related note payable to Oncor	(34)	(9)	(24)	(40)
Distribution paid to parent	—	(21,000)	(1,135)	(858)
Excess tax benefit on stock-based incentive compensation	—	—	—	11
Debt discount, financing and reacquisition expenses—net	(1)	(577)	(12)	(17)
Other	37	—	—	—

Cash provided by (used in) financing activities continuing operations	$1,289	$1,488	$895	$(1,265)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

STATEMENTS OF CONSOLIDATED CASH FLOWS (CONT.)

(Millions of Dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Cash flows—investing activities
Net loans (to) from affiliates.	$(558)	$(134)	$114	$(2,278)
Capital expenditures	(1,908)	(496)	(1,409)	(791)
Nuclear fuel purchases	(166)	(23)	(54)	(117)
Investment held in money market fund (Note 1)	(142)	—	—	—
Purchase of mining-related assets	—	—	(122)	—
Purchase of lease trust	—	—	—	(69)
Proceeds from sale of assets	29	14	2	17
Proceeds from letter of credit facility posted with trustee (Note 23)	—	(1,250)	—	—
Proceeds from pollution control revenue bonds (deposited with) withdrawn from trustee—restricted cash	29	13	202	(240)
Other changes in restricted cash	(4)	1	(1)	—
Proceeds from sale of environmental allowances and credits	39	—	—	—
Purchases of environmental allowances and credits	(34)	—	—	—
Proceeds from sales of nuclear decommissioning trust fund securities	1,623	831	602	207
Investments in nuclear decommissioning trust fund securities	(1,639)	(835)	(614)	(223)
Cash settlements related to outsourcing contract termination	41	—	—	—
Other	8	(2)	3	(3)

Cash used in investing activities	(2,682)	(1,881)	(1,277)	(3,497)

Net change in cash and cash equivalents	264	(641)	849	(5)
Cash and cash equivalents—beginning balance	215	856	7	12

Cash and cash equivalents—ending balance	$479	$215	$856	$7

See Notes to Financial Statements.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

CONSOLIDATED BALANCE SHEETS

(Millions of Dollars)

	Successor
	December 31, 2008	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$479	$215
Investments held in money market fund (Note 1)	142	—
Restricted cash (Note 23)	4	—
Trade accounts receivable—net (Note 11)	994	827
Note receivable from parent (Note 22)	584	25
Income taxes receivable from parent (Note 22)	—	211
Inventories (Note 23)	361	352
Commodity and other derivative contractual assets (Note 15)	2,391	1,126
Accumulated deferred income taxes (Note 9)	21	18
Margin deposits related to commodity positions	439	513
Other current assets	86	73

Total current assets	5,501	3,360

Restricted cash (Note 23)	1,250	1,279
Investments (Note 16)	484	613
Property, plant and equipment—net (Note 23)	20,902	20,545
Goodwill (Note 3)	10,322	18,060
Intangible assets—net (Note 3)	2,774	4,137
Commodity and other derivative contractual assets (Note 15)	962	244
Other noncurrent assets, principally unamortized debt issuance costs	805	914

Total assets	$43,000	$49,152

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 12)	$900	$438
Long-term debt due currently (Note 12)	269	202
Trade accounts payable—nonaffiliates	1,000	754
Trade accounts and other payables to affiliates	171	125
Commodity and other derivative contractual liabilities (Note 15)	2,730	1,108
Margin deposits related to commodity positions	525	5
Accrued income taxes payable to parent (Note 22)	33	—
Accrued taxes other than income	70	56
Accrued interest	354	393
Other current liabilities	275	241

Total current liabilities	6,327	3,322

Accumulated deferred income taxes (Note 9)	5,242	5,900
Commodity and other derivative contractual liabilities (Note 15)	2,095	2,452
Notes or other liabilities due affiliates (Note 22)	254	289
Long-term debt, less amounts due currently (Note 12)	31,556	30,762
Other noncurrent liabilities and deferred credits (Note 23)	2,528	2,424

Total liabilities	48,002	45,149

Commitments and Contingencies (Note 13)
Shareholders’ equity (Note 14)	(5,002)	4,003

Total liabilities and shareholders’ equity	$43,000	$49,152

See Notes to Financial Statements.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY

(Millions of Dollars)

	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Preferred stock—not subject to mandatory redemption:
Balance at beginning of period	$—	$—	$—	$—
Issuance of preferred stock	1	—	—	—

Balance at end of period (number of shares outstanding: Successor: December 31, 2008 and 2007—4,788 shares; Predecessor: October 10, 2007 and December 31, 2006—788 shares)	1	—	—	—

Class A common stock without par value—authorized shares—9,000,000 (a):
Balance at beginning of period	272	—	9	4
Effects of purchase accounting push-down	(2)	1,415	—	—
Dividend to parent to fund Merger	—	(1,050)	—	—
Merger-related transactions	—	15	—	—
Effects of debt push-down from EFH Corp.	7	(108)	—	—
Effects of stock-based incentive compensation plans	—	—	1	1
Acquired subsidiaries and net assets	—	—	—	1
Effects of allocation of SFAS 158 transition adjustment	—	—	—	3
Allocated pension assets	—	—	1	—

Balance at end of period (shares outstanding for all periods presented—2,062,768)	277	272	11	9

Class B common stock without par value—authorized shares—171,000,000 (a):
Balance at beginning of period	5,174	—	177	73
Effects of purchase accounting push-down	(49)	26,888	—	—
Dividend to parent to fund Merger	—	(19,950)	—	—
Merger-related transactions	—	286	—	—
Effects of debt push-down from EFH Corp. (Note 12)	133	(2,050)	—	—
Effects of stock-based incentive compensation plans	3	—	30	20
Acquired subsidiaries and net assets	—	—	—	19
Effects of allocation of SFAS 158 transition adjustment	—	—	—	62
Allocated pension assets	—	—	7	—
Transfer of accumulated deferred income taxes	—	—	—	2
TXU Fuel Co LLC equity adjustment	—	—	—	1

Balance at end of period (shares outstanding for all periods presented—39,192,594)	5,261	5,174	214	177

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY (CONT.)

(Millions of Dollars)

	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006

Retained earnings:
Balance at beginning of period	(1,266)	—	7,327	5,684
Net income (loss)	(9,039)	(1,266)	1,306	2,501
Intercompany payable/receivable settlements and contributions related to the Merger	—	—	(4,832)	—
Dividends declared on common stock	—	—	(1,135)	(858)
Effect of adoption of FIN 48	—	—	(42)	—

Balance at end of period	(10,305)	(1,266)	2,624	7,327

Accumulated other comprehensive income (loss), net of tax effects (b):
Balance at beginning of period	(177)	—	430	(121)
Change during the period	(59)	(177)	(377)	551

Balance at end of period	(236)	(177)	53	430

Total shareholders’ equity	$(5,002)	$4,003	$2,902	$7,943

(a)	The beginning equity balance for the Successor period reflects the application of push-down accounting as a result of the Merger.
(b)	All amounts relate to cash flow hedges.

See Notes to Financial Statements.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

Description of Business

EFC Holdings is a wholly-owned subsidiary of EFH Corp. and is a Dallas-based holding company that conducts its operations principally through its wholly-owned subsidiary, TCEH. TCEH is a Dallas-based holding company for subsidiaries engaged in competitive electricity market activities largely in Texas, including electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales. Commodity risk management and allocation of financial resources are performed at the consolidated level; therefore, there are no reportable business segments.

On October 10, 2007, EFH Corp. completed its Merger with Merger Sub. As a result of the Merger, EFH Corp. became a subsidiary of Texas Holdings, which is controlled by the Sponsor Group.

In connection with the Merger, certain wholly-owned subsidiaries of EFH Corp. established for the purpose of developing and constructing new generation facilities have become subsidiaries of TCEH, and certain assets and liabilities of other such subsidiaries were transferred to TCEH and its subsidiaries. Those subsidiaries holding impaired construction work-in-process assets related to eight canceled coal-fueled generation units have not become subsidiaries of TCEH. In addition, a wholly-owned subsidiary of EFC Holdings representing a lease trust holding certain combustion turbines has become a subsidiary of TCEH. Because these transactions were between entities under the common control of EFH Corp., EFC Holdings accounted for the transactions in a manner similar to a pooling of interests. As a result, historical operations, financial position and cash flows of EFC Holdings and the entities and other net assets contributed are presented on a combined basis for all periods presented. See Note 4 for further information.

Basis of Presentation

The consolidated financial statements of EFC Holdings have been prepared in accordance with US GAAP. The accompanying consolidated statements of income (loss), comprehensive income (loss) and cash flows present results of operations and cash flows of EFC Holdings for “Successor” and “Predecessor” periods, which relate to periods succeeding and preceding the Merger, respectively. The consolidated financial statements have been prepared on the same basis as the audited financial statements included in EFC Holdings’ Registration Statement on Form S-4 (file number 333-153700), which included certain retrospective accounting changes. The consolidated financial statements of the Successor reflect the application of purchase accounting in accordance with the provisions of SFAS 141 and reflect the adoption of SFAS 157. All intercompany items and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated.

Use of Estimates

Preparation of EFC Holdings’ financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments, other than those disclosed elsewhere herein, were made to previous estimates or assumptions during the current year.

Purchase Accounting

The Merger has been accounted for under purchase accounting, whereby the total purchase price of the transaction was allocated to EFH Corp.’s identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values, and the excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The allocation resulted in a significant amount of goodwill, an increase in the carrying value of property, plant and equipment and deferred income tax liabilities as well as new identifiable intangible assets and liabilities. Purchase accounting impacts, including goodwill recognition, have been “pushed down”, resulting in the assets and liabilities of EFC Holdings being recorded at their respective fair values as of October 10, 2007 and the recording of $18.3 billion of goodwill by EFC Holdings. Reported earnings in periods subsequent to the Merger reflect increases in interest, depreciation and amortization expense. See Note 2 for details regarding the effect of purchase accounting.

Derivative Instruments and Mark-to-Market Accounting

EFC Holdings enters into contracts for the purchase and sale of electricity, natural gas and other commodities and also enters into other derivative instruments such as options, swaps, futures and forwards primarily to manage commodity price and interest rate risks. If the instrument meets the definition of a derivative under SFAS 133, changes in the fair value of the derivative are recognized in net income as unrealized gains and losses, unless the criteria for certain exceptions are met, and an offsetting derivative asset or liability is recorded in the balance sheet. This recognition is referred to as “mark-to-market” accounting. The fair values of EFC Holdings’ unsettled derivative instruments under mark-to-market accounting are reported in the balance sheet as commodity and other derivative contractual assets or liabilities. When derivative instruments are settled and realized gains and losses are recorded, the previously recorded unrealized gains and losses and derivative assets and liabilities are reversed. See Note 15 and 20 for additional information regarding commodity and other derivative contractual assets and liabilities and fair value measurement. Under the election criteria of SFAS 133, EFC Holdings may elect the “normal” purchase and sale exemption. A commodity-related derivative contract may be designated as a “normal” purchase or sale if the commodity is to be physically received or delivered for use or sale in the normal course of business. If designated as normal, the derivative contract is accounted for under the accrual method of accounting (not marked-to-market) with no balance sheet or income statement recognition of the contract until settlement.

Because derivative instruments are frequently used as economic hedges, SFAS 133 allows the designation of such instruments as cash flow or fair value hedges provided certain conditions are met. A cash flow hedge mitigates the risk associated with the variability of the future cash flows related to an asset or liability (e.g., a forecasted sale of electricity in the future at market prices or the payment of interest related to variable rate debt), while a fair value hedge mitigates risk associated with fixed future cash flows (e.g., debt with fixed interest rate payments). In accounting for changes in the fair value of cash flow hedges, derivative assets and liabilities are recorded on the balance sheet with an offset to other comprehensive income or loss to the extent the hedges are effective and the hedged transaction remains probable of occurring. If the hedged transaction becomes probable of not occurring, hedge accounting is discontinued and the amount recorded in other comprehensive income is immediately reclassified into net income. If the relationship between the hedge and the hedged transaction ceases to exist or is dedesignated, hedge accounting is discontinued, and the amounts recorded in other comprehensive income are recognized as the previously hedged transaction impacts earnings. Changes in value of fair value hedges are recorded as derivative assets or liabilities with an offset to net income, and the carrying value of the related asset or liability (hedged item) is adjusted for changes in fair value with an offset to net income. If the fair value hedge is settled prior to the maturity of the hedged item, the cumulative fair value gain or loss associated with the hedge is amortized into income over the remaining life of the hedged item. In the statement of cash flow, the effects of settlements of derivative instruments are classified consistent with the related hedged transactions.

To qualify for hedge accounting, a hedge must be considered highly effective in offsetting changes in fair value of the hedged item. Assessment of the hedge’s effectiveness is tested at least quarterly throughout its term to continue to qualify for hedge accounting. Changes in fair value that represent hedge ineffectiveness, even if the hedge continues to be assessed as effective, are immediately recognized in net income. Ineffectiveness is generally measured as the cumulative excess, if any, of the change in value of the hedging instrument over the change in value of the hedged item. See Notes 12 and 15 for additional information concerning hedging activity.

Realized and unrealized gains and losses from transacting in energy-related derivative instruments are primarily reported in the income statement in net gain (loss) from commodity hedging and trading activities. In accordance with accounting rules, realized gains and losses associated with physically settled sales and purchase derivative instruments are reported in revenues and fuel, purchased power costs and delivery fees.

Revenue Recognition

EFC Holdings records revenue from electricity sales under the accrual method of accounting. Revenues are recognized when electricity is provided to customers on the basis of periodic cycle meter readings and include an estimated accrual for the revenues earned from the meter reading date to the end of the period (unbilled revenue).

EFC Holdings’ reported revenues include, on a net basis, ERCOT electricity balancing transactions, which represent wholesale purchases and sales of electricity for real-time balancing purposes as measured in 15-minute intervals. As is industry practice, these purchases and sales with ERCOT, as the balancing energy clearinghouse agent, are reported net in the income statement. Although difficult to predict, it is expected that the balancing activity will frequently result in net revenues due in part to generation volumes exceeding retail load. EFC Holdings believes that presentation of this activity as a component of revenues more appropriately reflects EFC Holdings’ market position.

Impairment of Long-Lived Assets

EFC Holdings evaluates long-lived assets (including intangible assets with finite lives) for impairment whenever indications of impairment exist in accordance with the requirements of SFAS 144. The carrying value of such assets is deemed to be impaired if the projected undiscounted cash flows are less than the carrying value. If there is such impairment, a loss would be recognized based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily by discounted cash flows, supported by available market valuations, if applicable. See Note 5 for details of the impairment of the natural gas-fueled generation fleet recorded in 2008 and 2006.

Finite-lived intangibles identified as a result of purchase accounting are amortized over their estimated useful lives based on the expected realization of economic effects. See Note 3 to Financial Statements for additional information.

Goodwill and Intangible Assets with Indefinite Lives

EFC Holdings evaluates goodwill and intangible assets with indefinite lives for impairment at least annually (as of October 1) in accordance with SFAS 142, “Goodwill and Other Intangible Assets”. The impairment tests performed are based on discounted cash flow analyses. See Note 3 for details of goodwill and intangible assets with indefinite lives, including discussion of goodwill and trade name intangible asset impairments recorded in 2008.

Amortization of Nuclear Fuel

Amortization of nuclear fuel is calculated on the units-of-production method and is reported as fuel costs.

Major Maintenance

Major maintenance costs incurred during generation plant outages and the costs of other maintenance activities are charged to expense as incurred. This accounting is consistent with FASB Staff Position AUG AIR-1, “Accounting for Planned Major Maintenance Activities.”

Defined Benefit Pension Plans and Other Postretirement Employee Benefit Plans

EFC Holdings bears a portion of the costs of the EFH Corp. sponsored pension plan offering pension benefits based on either a traditional defined benefit formula or a cash balance formula to eligible employees and also offers certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from EFC Holdings. Costs of pension and OPEB plans are determined in accordance with SFAS 87 and SFAS 106 and are dependent upon numerous factors, assumptions and estimates. Effective December 31, 2006, EFC Holdings adopted SFAS 158. See Note 18 for additional information regarding pension and OPEB plans.

Stock-Based Incentive Compensation

Prior to the Merger, EFH Corp. provided discretionary awards payable in its common stock to qualified managerial employees under its shareholder-approved long-term incentive plans. These awards were accounted for based on the provisions of SFAS 123(R), which provides for the recognition of stock-based compensation expense over the vesting period based on the grant-date fair value of those awards. In December 2007, EFH Corp.’s board of directors established its 2007 Stock Incentive Plan, which authorizes discretionary grants to directors, officers and qualified managerial employees of EFH Corp. and its affiliates (including EFC Holdings) of non-qualified stock options, stock appreciation rights, restricted shares, shares of common stock, the opportunity to purchase shares of common stock and other EFH Corp. stock-based awards. Stock options have been granted to employees of EFC Holdings under the plan and are being accounted for based upon the provisions of SFAS 123(R). See Note 19 for information regarding stock-based incentive compensation.

Sales and Excise Taxes

Sales and excise taxes are accounted for as a “pass through” item on the balance sheet; i.e., the tax is billed to customers and recorded as trade accounts receivable with an offsetting amount recorded as a liability to the taxing jurisdiction.

Franchise and Revenue-Based Taxes

Unlike sales and excise taxes, franchise and gross receipt taxes are not a “pass through” item. These taxes are assessed to EFC Holdings by state and local government bodies, based on revenues or kWh delivered, as a cost of doing business and are recorded as an expense. Rates charged to customers by EFC Holdings are intended to recover the taxes, but EFC Holdings is not acting as an agent to collect the taxes from customers.

Income Taxes

EFH Corp. files a consolidated federal income tax return; however, EFC Holdings’ income tax expense and related balance sheet amounts are recorded as if the entity was a stand-alone corporation. Deferred income taxes are provided for temporary differences between the book and tax basis of assets and liabilities. Previously earned investment tax credits were deferred and amortized as a reduction of income tax expense over the estimated lives of the related properties. In connection with purchase accounting, the remaining unamortized investment tax credit amount of $300 million was eliminated.

Prior to 2007, EFC Holdings generally accounted for uncertainty related to positions taken on tax returns based on the probable liability approach consistent with SFAS 5. Effective January 1, 2007, the company adopted FIN 48 as discussed in Note 7.

Accounting for Contingencies

The financial results of EFC Holdings may be affected by judgments and estimates related to loss contingencies. Accruals for loss contingencies are recorded when management determines that it is probable that an asset has been impaired or a liability has been incurred and that such economic loss can be reasonably estimated. Such determinations are subject to interpretations of current facts and circumstances, forecasts of future events and estimates of the financial impacts of such events. See Note 13 for a discussion of contingencies.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with a remaining maturity of three months or less are considered to be cash equivalents.

EFC Holdings held an interest in The Reserve’s US Government Fund, which began liquidation proceedings in September 2008 due to the credit crisis and withdrawal demands. In September 2008, EFC Holdings attempted to redeem its interest, totaling $242 million, in the US Government Fund, but due to the liquidation process, the funds were not immediately made available; accordingly, such amount was reclassified from cash and cash equivalents to investment held in money market fund. EFC Holdings received $100 million of the funds in November 2008 and the remaining $142 million in January 2009.

Restricted Cash

The terms of certain agreements require the restriction of cash for specific purposes. At December 31, 2008, $1.250 billion of cash is restricted to support letters of credit. See Notes 12 and 23 for more details regarding this and other restricted cash.

Property, Plant and Equipment

As a result of purchase accounting, carrying amounts of property, plant and equipment at October 10, 2007 were adjusted to estimated fair values. Subsequent additions are recorded at cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead, including payroll-related costs.

Depreciation of EFC Holdings’ property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties. As is common in the industry, the Predecessor historically recorded depreciation expense using composite depreciation rates that reflect blended estimates of the lives of major asset components as compared to depreciation expense calculated on an asset-by-asset basis. Effective with the Merger, depreciation expense for EFC Holdings’ properties is calculated on an asset-by-asset basis. Estimated depreciable lives are based on management’s estimates of the assets’ economic useful lives.

Capitalized Interest

Interest related to qualifying construction projects and qualifying software projects is capitalized in accordance with SFAS 34. See Note 23 for details of amounts.

Inventories

All inventories are reported at the lower of cost (on a weighted average basis) or market unless expected to be used in the generation of electricity. In connection with purchase accounting, inventory amounts at October 10, 2007 were recorded at fair value. Also see discussion immediately below regarding environmental allowances and credits.

Environmental Allowances and Credits

Effective with the Merger, EFC Holdings began accounting for all environmental allowances and credits as identifiable intangible assets with finite lives that are subject to amortization. The recorded values of these intangible assets were originally established reflecting fair value determinations as of the date of the Merger under purchase accounting. Amortization expense associated with these intangible assets is recognized on a unit of production basis as the allowances or credits are consumed in generation operations. In accordance with SFAS 144, the environmental allowances and credits are assessed for impairment when conditions or events occur that could affect the carrying value of the assets. See Note 3 for details of impairment amounts recorded in 2008. EFC Holdings previously accounted for environmental allowances and credits as inventory. Both accounting methods are acceptable under GAAP.

Investments

Investments in a nuclear decommissioning trust fund are carried at market value in the balance sheet. Investments in unconsolidated business entities over which EFC Holdings has significant influence but does not maintain effective control, generally representing ownership of at least 20% and not more than 50% of common equity, are accounted for under the equity method. Assets related to employee benefit plans represent investments held to satisfy deferred compensation liabilities and are recorded at market value. See Note 16 for details of investments.

Push-Down of EFH Corp. Debt

In accordance with SEC Staff Accounting Bulletin (SAB) Topic 5-J, EFC Holdings reflects $2.250 billion principal amount of the EFH Corp. Notes on its balance sheet and the related interest expense in its income statement. The amount to be reflected on EFC Holdings’ balance sheet was calculated based upon the relative equity investment of EFC Holdings and Intermediate Holding in their respective operating subsidiaries at the time of the Merger. EFC Holdings expects that a portion of the $150 million of additional EFH Corp. Toggle Notes to be issued in May 2009 as discussed in Note 12 will be pushed-down to EFC Holdings.

Changes in Accounting Standards

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement 133.” SFAS 161 enhances required disclosures regarding derivatives and hedging activities to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. As SFAS 161 provides only disclosure requirements, the adoption of this standard will not have any effect on EFC Holdings’ reported results of operations or financial condition. EFC Holdings will provide the enhanced disclosures in its Form 10-Q for the three months ended March 31, 2009.

In October 2008, the FASB issued FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.” The FSP clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The FSP does not change the fair value measurement principles in SFAS 157. The FSP was effective upon issuance, including prior periods for which financial statements had not been issued. EFC Holdings has determined this FSP does not change its approach for measuring fair value of financial assets.

Effective December 31, 2008, EFC Holdings adopted FSP SFAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” This FSP amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” to require additional disclosures about transfers of financial assets. It also amends FIN 46R, “Consolidation of Variable Interest Entities,” to require additional disclosures about an entity’s involvement with variable interest entities. The disclosures required by this FSP are intended to provide greater transparency about a transferor’s continuing involvement with transferred financial assets and an entity’s involvement with variable interest entities and qualifying special purpose entities (SPEs). As the FSP provides only disclosure requirements, the adoption of this FSP did not have any effect on EFC Holdings’ reported results of operations, financial condition or cash flows. See Note 11 for related disclosures.

In December 2008, the FASB issued FSP SFAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP amends SFAS 132(R) to provide enhanced disclosures regarding how investment allocation decisions are made and certain aspects of fair value measurements on plan assets. The disclosures required by this FSP are intended to provide transparency related to the types of assets and associated risks in an employer’s defined benefit pension or other postretirement employee benefits plan and events in the economy and markets that could have a significant effect on the value of plan assets. This FSP is effective for fiscal years ending after December 15, 2009. As the FSP provides only disclosure requirements, the adoption of this FSP will not have any effect on EFC Holdings’ reported results of operations, financial condition or cash flows. EFC Holdings is evaluating the impact of this FSP on its financial statement disclosures.

2.	FINANCIAL STATEMENT EFFECTS OF THE MERGER

EFH Corp. accounted for the Merger under purchase accounting in accordance with the provisions of SFAS 141, whereby the total purchase price of the transaction was allocated to EFH Corp.’s identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values as of October 10, 2007. The fair values were determined based upon assumptions related to future cash flows, discount rates, and asset lives as well as factors more unique to EFH Corp., its industry and the competitive wholesale power market that include forward natural gas price curves and market heat rates, retail customer attrition rates, generation plant operating and construction costs, and the effect on generation facility values of lignite fuel reserves and mining capabilities using currently available information. The excess of the purchase price over the fair value of net assets acquired was recorded by EFH Corp. as goodwill, which upon finalization of purchase accounting in 2008 totaled $23.2 billion. See Note 3 for disclosures related to goodwill, including an impairment recorded in the fourth quarter of 2008.

Purchase accounting impacts, including goodwill recognition, have been “pushed down”, resulting in assets and liabilities of EFC Holdings being recorded at their fair values as of October 10, 2007. The assignment of purchase price was based on the relative estimated enterprise value of EFC Holdings’ operations as of the date of the Merger using discounted cash flow methodologies and resulted in EFC Holdings recording $18.3 billion of goodwill.

Management believes the drivers of the goodwill amount include the incremental value of the future cash flow potential of the baseload generation facilities, including facilities under construction, over the values assigned to those assets under purchase accounting rules, considering the market-pricing mechanisms and growth potential in the ERCOT market, as well as the value derived from the scale of the retail business.

The following table summarizes the components of the final purchase price allocation (billions of dollars):

Purchase price assigned to EFC Holdings		$28.2

Property, plant and equipment	20.0
Intangible assets (Note 3)	4.4
Other assets	3.8

Total assets acquired	28.2

Short-term borrowings and long-term debt	6.1
Deferred tax liabilities	6.4
Other liabilities	5.8

Total liabilities assumed	18.3
Net identifiable assets acquired.		9.9

Goodwill.		$18.3

The following table summarizes the change in the total amount of goodwill during 2008 as a result of purchase accounting (billions of dollars):

Goodwill at December 31, 2007		$18.1
Purchase price allocation adjustments		(0.1)
Property, plant and equipment	0.3
Intangible assets	—
Other assets	0.1

Total assets acquired	0.4
Deferred income tax liabilities	(0.2)
Other liabilities	0.1

Total liabilities assumed	(0.1)
Net identifiable assets acquired.		0.3

Goodwill at completion of purchase accounting		$18.3

The above changes largely relate to finalization of fair values of natural gas-fueled generation plants and amounts related to the Capgemini outsourcing agreement, as well as the effects on related deferred income taxes.

During 2008, additional exit liabilities totaling $28 million were recorded largely in connection with the termination of outsourcing arrangements with Capgemini under change of control provisions of such arrangements (also see Note 17). This amount is expected to be settled no later than June 30, 2011, the targeted date of completion of transition of outsourced activities back to EFH Corp. or to service providers.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial position and results of operations assume that the Merger-related transactions occurred on January 1, 2007 and 2006, respectively. The unaudited pro forma information is provided for informational purposes only and is not necessarily indicative of what EFC Holdings’ results of operations would have been if the Merger-related transactions had occurred on that date, or what EFC Holdings’ results of operations will be for any future periods.

For the year ended December 31, 2007, unaudited pro forma revenues and net losses were $8.6 billion and $1.4 billion, respectively. Pro forma adjustments for the year ended December 31, 2007 consist of adjustments for the Predecessor period and consist of $473 million in depreciation and amortization expense (including amounts recognized in revenues or fuel and purchased power costs), $1.8 billion in interest expense and a $790 million income tax benefit.

For the year ended December 31, 2006, unaudited pro forma revenues and net income were $9.4 billion and $582 million, respectively. Pro forma adjustments for the year ended December 31, 2007 consist of adjustments for the Predecessor period and consist of $606 million in depreciation and amortization expense (including amounts recognized in revenues or fuel and purchased power costs), $2.3 billion in interest expense and a $1.0 billion income tax benefit.

3.	GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill

Reported goodwill as of December 31, 2008 and 2007 totaled $10.3 billion and $18.1 billion, respectively. None of this goodwill is being deducted for tax purposes.

As discussed in Note 2, EFC Holdings accounted for the Merger under purchase accounting. The total goodwill amount recorded as a result of purchase accounting totaled $18.3 billion representing the excess of the purchase price over the fair value of the tangible and identifiable intangible net assets acquired in the Merger; subsequently, an impairment charge was recorded in the fourth quarter of 2008 (discussed immediately below). SFAS 142 requires that goodwill be assigned to “reporting units”. Management has determined that TCEH represents the reporting unit for EFC Holdings, and all goodwill has been assigned to TCEH.

Goodwill and Trade Name Intangible Asset Impairments

In the fourth quarter of 2008, EFC Holdings recorded a goodwill impairment charge totaling $8.0 billion, which is not deductible for income tax purposes. This amount represents EFC Holdings’ best estimate of impairment pending finalization of the fair value calculations, which is expected in the first quarter of 2009. The impairment primarily arises from the dislocation in the capital markets that has increased interest rate spreads and the resulting discount rates used in estimating fair values and the effect of recent declines in market values of debt and equity securities of comparable companies.

Also in the fourth quarter of 2008, EFC Holdings recorded a trade name intangible asset impairment charge totaling $481 million ($310 million after-tax). The impairment primarily arises from the increase in the discount rate used in estimating fair value.

Although the annual goodwill and intangible assets with indefinite lives impairment test date set by management is October 1, management determined that in consideration of the continuing deterioration of securities values during the fourth quarter of 2008, an impairment testing trigger occurred subsequent to that test date; consequently, the impairment charges were based on estimated fair values at December 31, 2008.

The impairment determination involves significant assumptions and judgments in estimating the enterprise value of TCEH and the fair values of its assets and liabilities.

Identifiable Intangible Assets

Identifiable intangible assets reported in the balance sheet are comprised of the following:

	Successor
	As of December 31, 2008			As of December 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Retail customer relationship	$463	$130	$333	$463	$79	$384
Favorable purchase and sales contracts	700	249	451	702	68	634
Capitalized in-service software	48	13	35	41	3	38
Environmental allowances and credits	994	121	873	1,525	19	1,506
Mining development costs	19	2	17	—	—	—

Total intangible assets subject to amortization	$2,224	$515	1,709	$2,731	$169	2,562

Trade name (not subject to amortization)			955			1,436
Mineral interests (not currently subject to amortization)			110			139

Total intangible assets			$2,774			$4,137

Amortization expense related to intangible assets consisted of:

	Successor			Predecessor
	Useful lives at December 31, 2008 (weighted average in years)	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Retail customer relationship	4	$51	$79	$—	$—
Favorable purchase and sales contracts	10	168	72	—	—
Capitalized in-service software	7	10	2	4	2
Environmental allowances and credits	29	102	20	—	—
Mining development costs	7	1	—	—	—

Total amortization expense		$332	$173	$4	$2

As discussed in Note 2, purchase accounting impacts were “pushed down”, resulting in the assets and liabilities of EFC Holdings being recorded at their fair values as of October 10, 2007. As part of that process, EFC Holdings identified the following separately identifiable and previously unrecognized intangible assets acquired:

•

Retail Customer Relationship—Retail customer relationship intangible asset represents the estimated fair value of the non-contracted customer base and is being amortized using an accelerated method based on customer attrition rates and reflecting the pattern in which economic benefits are realized over their estimated useful life. Amortization expense related to the retail customer relationship intangibles asset is reported as part of depreciation and amortization expense in the income statement.

•

Favorable Purchase and Sales Contracts—Favorable purchase and sales contracts intangible asset primarily represents the above market value, based on observable prices or estimates, of commodity contracts for which: 1) EFC Holdings has made the “normal” purchase or sale election allowed by SFAS 133 or 2) the contracts that did not meet the definition of a derivative. The amortization periods of these intangible assets are based on the terms of the contracts, and the expense is reported as part of revenues or fuel and purchased power costs in the income statement as appropriate. Unfavorable purchase and sales contracts are recorded as other noncurrent liabilities and deferred credits (see Note 23).

•

Trade Name—The trade name intangible asset represents the estimated fair value of the TXU Energy trade name, and was determined to be an indefinite-lived asset not subject to amortization. This intangible asset will be evaluated for impairment at least annually (as of October 1) in accordance with SFAS 142, “Goodwill and Other Intangible Assets”. See above for discussion of an impairment charge recorded in 2008.

•

Environmental Allowances and Credits—This intangible asset represents the fair value, based on observable prices or estimates, of environmental credits held by EFC Holdings, substantially all of which are expected to be used in its power generation activity. These credits will be amortized to fuel and purchase power costs utilizing a units-of-production method.

Impairment of Environmental Allowances and Credits Intangible Assets

In March 2005, the EPA issued regulations called the Clean Air Interstate Rule (CAIR) for 28 states, including Texas, where EFC Holdings’ generation facilities are located. CAIR requires reductions of SO2 and NOx emissions from power generation facilities in such states. The SO2 reductions were beyond the reductions required under the Clean Air Act’s existing acid rain cap-and-trade program (the Acid Rain Program). CAIR also established a new regional cap-and-trade program for NOx emissions reductions.

In July 2008, the US Court of Appeals for the D.C. Circuit (the D.C. Circuit Court) invalidated CAIR. The D.C. Circuit Court did not overturn the existing cap-and-trade program for SO2 reductions under the Acid Rain Program.

In the second quarter of 2008, EFC Holdings determined that certain of its SO2 allowances had decreased materially in value, likely driven by litigation that resulted in the July 2008 decision from the D.C. Circuit Court invalidating CAIR. Accordingly, EFC Holdings recorded a $2 million (before deferred income tax benefit) impairment of certain SO2 allowances.

Based on the D.C. Circuit Court’s ruling, EFC Holdings recorded a non-cash impairment charge to earnings in the third quarter of 2008. EFC Holdings impaired NOx allowances in the amount of $401 million (before deferred income tax benefit). As a result of the D.C. Circuit Court’s July 2008 decision, NOx allowances would no longer be needed, and thus there would not be an actively traded market for such allowances. Consequently, the NOx allowances held by EFC Holdings would likely have very little value absent reversal of the D.C. Circuit Court’s decision or promulgation of new rules by the EPA. In addition, EFC Holdings impaired SO2 allowances in the amount of $98 million (before deferred income tax benefit). While the D.C. Circuit Court did not invalidate the Acid Rain Program, EFC Holdings would have more SO2 allowances than it would need to comply with the Acid Rain Program. While there continued to be a market for SO2 allowances, the D.C. Circuit Court’s decision resulted in a material decrease in the market price of SO2 allowances.

The impairment amounts recorded in the second and third quarters of 2008 were reported in other deductions.

In December 2008, in response to an EPA petition, the D.C. Circuit Court reversed, in part, its previous ruling. Such reversal confirmed CAIR is not valid, but allowed it to remain in place while the EPA revises CAIR to correct the previously identified shortcomings. Since the D.C. Circuit Court did not prescribe a deadline for this revision, at this time, EFC Holdings cannot predict how or when the EPA may revise CAIR.

Estimated Amortization of Intangible Assets—The estimated aggregate amortization expense of intangible assets for each of the five succeeding fiscal years from December 31, 2008 is as follows:

Year	Successor
2009	$327
2010	199
2011	158
2012	124
2013	109

4.	CONTRIBUTIONS OF ENTITIES AND NET ASSETS TO EFC HOLDINGS

In connection with the Merger, EFH Corp. or EFC Holdings contributed all of the outstanding equity of certain subsidiaries to EFC Holdings. In addition, EFH Corp. subsidiaries contributed certain assets and liabilities to EFC Holdings. These contributions included assets and liabilities associated with the three new lignite/coal-fueled generation units currently under development and certain natural gas hedge positions. Because these transactions were between entities under the common control of EFH Corp., EFC Holdings accounted for the transactions in a manner similar to a pooling of interests. As a result, historical operations, financial position and cash flows of EFC Holdings and the entities and other net assets contributed are presented on a combined basis for all periods presented.

The following table presents the revenues, net gain (loss) from commodity hedging and trading activities and net income (loss) of the entities contributed and the combined amounts presented in EFC Holdings’ consolidated income statements.

	Predecessor
	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Revenues:
EFC Holdings	$6,884	$9,396
Contributed subsidiaries	—	—

Combined	$6,884	$9,396

Net gain (loss) from commodity hedging and trading activities (a):
EFC Holdings	$(264)	$211
Contributed subsidiaries	(290)	(58)

Combined	$(554)	$153

Net income (loss):
EFC Holdings	$1,436	$2,536
Contributed subsidiaries	(130)	(35)

Combined	$1,306	$2,501

(a)	Commodity hedging and trading activities were previously reported within revenues. See Note 1.

5.	IMPAIRMENT OF NATURAL GAS-FUELED GENERATION FLEET

In the fourth quarter of 2008, EFC Holdings performed an evaluation of its natural gas-fueled generation fleet for impairment in accordance with the requirements of SFAS 144, which provides that long-lived assets should be tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment test was triggered by a determination that it was more likely than not that certain generation units would be retired or mothballed (idled) earlier than previously expected. The natural gas-fueled generation units are generally operated to meet peak demands for electricity and the fleet is tested for impairment as an asset group. As a result of the evaluation, it was determined that an impairment existed, and a charge of $229 million ($147 million after-tax) was recorded to write down the assets to fair value of approximately $28 million, which was determined based on discounted estimated future cash flows.

In 2006, EFC Holdings also performed an evaluation of its natural gas-fueled generation fleet for impairment in accordance with the requirements of SFAS 144. In consideration of the lignite/coal-fueled generation plant development program then underway, among other factors, EFC Holdings determined at that time that it was more likely than not that its natural gas-fueled generation units would be sold or otherwise disposed of before the end of their previously estimated useful lives and should be tested for impairment. As a result, it was determined that an impairment existed, and a charge of $198 million ($129 million after-tax) was recorded in 2006 to write down the assets to fair value, which was determined based on discounted estimated future cash flows.

The impairments in both years were reported in other deductions.

6.	CUSTOMER APPRECIATION BONUS

In 2006, EFC Holdings announced a special customer appreciation bonus program. Under the program, a $100 bonus was provided to residential customers receiving service as of October 29, 2006 and living in areas where EFC Holdings offered its then-regulated rate, which expired January 1, 2007 in accordance with applicable law. Eligible customers were not required to continue to receive service from EFC Holdings to receive the bonus. The bonus was paid out in the form of credits on customer bills, with approximately $40 million paid out in 2006 and the balance fully settled in 2007. The bonus program resulted in a charge of $162 million ($105 million after-tax) in 2006. The charge was recorded as a reduction to revenue.

7.	ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES (FIN 48)

Effective January 1, 2007, EFC Holdings adopted FIN 48. FIN 48 requires that all tax positions subject to uncertainty be reviewed and assessed with recognition and measurement of the tax benefit based on a “more-likely-than-not” standard with respect to the ultimate outcome, regardless of whether this assessment is favorable or unfavorable. EFC Holdings applied FSP FIN 48-1 to determine if each tax position was effectively settled for the purpose of recognizing previously uncertain tax positions. EFC Holdings completed its review and assessment of uncertain tax positions and in the 2007 Predecessor period recorded a net charge to retained earnings and an increase to noncurrent liabilities of $42 million in accordance with the new accounting rule.

EFH Corp. and its subsidiaries file income tax returns in US federal, state and foreign jurisdictions and are subject to examinations by the IRS and other taxing authorities. Examinations of income tax returns filed by EFH Corp. and any of its subsidiaries for the years ending prior to January 1, 2003 are complete. In the fourth quarter 2008, EFH Corp. was notified of the commencement of the IRS audit of tax years 2003 to 2006. The audit is expected to require two years to complete. Texas franchise tax return periods under examination or still open for examination range from 2003 to 2007.

EFC Holdings classifies interest and penalties related to uncertain tax positions as income tax expense. The amount of interest and penalties included in income tax expense totaled $22 million in 2008, $5 million for the period October 11, 2007 through December 31, 2007 and $12 million for the period January 1, 2007 through October 10, 2007. Noncurrent liabilities included a total of $74 million and $50 million in accrued interest at December 31, 2008 and 2007, respectively. All interest amounts are after-tax.

The following table summarizes the changes to the uncertain tax positions, reported in other noncurrent liabilities in the consolidated balance sheet, during the years ended December 31, 2008 and 2007:

	2008	2007
Balance at January 1 excluding interest and penalties	$748	$676
Additions based on tax positions related to prior years	46	70
Reductions based on tax positions related to prior years	(40)	(65)
Additions based on tax positions related to the current year	33	72
Settlements with taxing authorities	—	(5)

Balance at December 31 excluding interest and penalties	$787	$748

Of the balance at December 31, 2008, $748 million represents tax positions for which the uncertainty relates to the timing of recognition in tax returns. The disallowance of such positions would not affect the effective tax rate, but would accelerate the payment of cash to the taxing authority to an earlier period.

With respect to tax positions for which the ultimate deductibility is uncertain (permanent items), should EFH Corp. sustain such positions on income tax returns previously filed, EFC Holdings’ liabilities recorded would be reduced by $39 million, resulting in increased net income and a favorable impact on the effective tax rate.

EFC Holdings does not expect that the total amount of uncertain tax positions for the positions assessed as of the date of the adoption will significantly increase or decrease within the next 12 months.

8.	TEXAS MARGIN TAX

In May 2006, the Texas legislature enacted a new law that reformed the Texas franchise tax system and replaced it with a new tax system, referred to as the Texas margin tax. The Texas margin tax has been determined to be an income tax for accounting purposes. In accordance with the provisions of SFAS 109, which require that deferred tax assets and liabilities be adjusted for the effects of new income tax legislation in the period of enactment, EFC Holdings estimated and recorded a deferred tax charge of $46 million in 2006.

In June 2007, an amendment to this law was enacted that included clarifications and technical changes to the provisions of the tax calculation. In the 2007 Predecessor period, EFC Holdings recorded a deferred tax benefit of $35 million, essentially all of which related to changes in the rate at which a tax credit is calculated as specified in the new law. This estimated benefit is based on the Texas margin tax law in its current form and the current guidance issued by the Texas Comptroller of Public Accounts.

The Texas margin tax was effective for returns filed on or after January 1, 2008. EFC Holdings’ return filed during 2008 was based upon the taxable margin earned in 2007. Beginning January 1, 2007, margin tax has been accrued based on revenues reduced by deductions provided in the amended law.

9.	INCOME TAXES

The components of EFC Holdings’ income tax expense (benefit) are as follows:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Current:
US federal	(163)	$(232)	$678	$1,122
State	36	10	8	—
Non-US	—	—	—	2

Total	(127)	(222)	686	1,124

Deferred:
US federal	(389)	(440)	(5)	120
State	12	(13)	(52)	78
Non-US	—	—	—	(1)

Total	(377)	(453)	(57)	197

Amortization of investment tax credits	—	—	(11)	(15)

Total	$(504)	$(675)	$618	$1,306

Reconciliation of income taxes computed at the US federal statutory rate to income tax expense:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Income (loss) before income taxes	$(9,543)	$(1,941)	$1,924	$3,807

Income taxes at the US federal statutory rate of 35%	(3,340)	(679)	673	$1,332
Lignite depletion allowance	(29)	(5)	(30)	(51)
Production activities deduction	—	8	(10)	(14)
Nondeductible interest expense	8	1	—	—
Amortization of investment tax credits	—	—	(11)	(15)
Impairment of goodwill	2,800	—	—	—
State income taxes, net of federal tax benefit	29	(5)	9	—
Texas margin tax—deferred tax adjustments (Note 8)	—	—	(35)	46
Accrual of interest	21	5	12	6
Other, including audit settlements	7	—	10	2

Income tax expense (benefit)	(504)	(675)	618	$1,306

Effective tax rate	5.3%	34.8%	32.1%	34.3%
Deferred Income Tax Balances

Deferred income taxes provided for temporary differences based on tax laws in effect at December 31, 2008 and 2007 balance sheet dates are as follows:

	Successor
	December 31, 2008			December 31, 2007
	Total	Current	Noncurrent	Total	Current	Noncurrent
Deferred Income Tax Assets
Alternative minimum tax credit carryforwards	$389	$—	$389	$337	$33	$304
Net operating loss (NOL) carryforwards	58	—	58	9	—	9
Unfavorable purchase and sales contracts	259	—	259	269	—	269
Employee benefit obligations	58	26	32	40	15	25
Other	198	29	169	137	8	129

Total	962	55	907	792	56	736

Deferred Income Tax Liabilities
Property, plant and equipment	4,454	—	4,454	4,770	—	4,770
Commodity contracts and interest rate swaps	643	32	611	257	32	225
Identifiable intangible assets	1,033	—	1,033	1,564	—	1,564
Debt fair value discounts	50	—	50	77	—	77
Other	3	2	1	6	6	—

Total	6,183	34	6,149	6,674	38	6,636

Net Deferred Income Tax (Asset) Liability	$5,221	$(21)	$5,242	$5,882	$(18)	$5,900

At December 31, 2008, EFC Holdings had $389 million of alternative minimum tax credit carryforwards (AMT) available to offset future tax payments. The AMT credit carryforwards have no expiration date. At December 31, 2008, EFC Holdings had net operating loss (NOL) carryforwards for federal income tax purposes of $166 million that expire between 2023 and 2028. The NOL carryforwards can be used to offset future taxable income. EFC Holdings expects to utilize all of its NOL carryforwards prior to their expiration dates.

The income tax effects of the components included in accumulated other comprehensive income at December 31, 2008 and 2007 totaled a net deferred tax asset of $131 million and a net deferred tax asset of $95 million, respectively.

See Note 7 for discussion regarding accounting for uncertain tax positions (FIN 48).

10.	OTHER INCOME AND DEDUCTIONS

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Other income:
Amortization of gain on sale of TXU Fuel (a)	$—	$—	$36	$47
Penalty received for nonperformance under a coal transportation agreement	—	—	6	—
Mineral rights royalty income	4	1	9	4
Net gain on sale of assets (b)	4	—	1	21
Sales tax refunds	—	—	3	3
Insurance recoveries (c)	21	—	—	2
Other	6	1	4	1

Total other income	$35	$2	$59	$78

Other deductions:
Impairment of trade name intangible asset (Note 3)	$481	$—	$—	$—
Impairment of emission allowances intangible assets (Note 3)	501	—	—	—
Charge for impairment of natural gas-fueled generation fleet (Note 5)	229	—	—	198
Charge related to Lehman bankruptcy (d)	26	—	—	—
Charge related to termination of rail car lease (e)	—	—	10	—
Credit related to impaired leases (f)	—	—	(48)	(2)
Equity losses of affiliate holding investment in Capgemini	10	2	5	10
Litigation/regulatory settlements	7	—	5	6
Inventory write-off related to natural gas-fueled generation plants	—	—	—	3
Other	9	3	8	(5)

Total other deductions	$1,263	$5	$(20)	$210

(a)

As part of the 2004 sale of the assets of TXU Fuel, TCEH entered into a transportation agreement with the new owner, intended to be market-price based, to transport natural gas to TCEH’s generation plants. Because of the continuing involvement in the business through the transportation agreement, the pretax gain of $375 million related to the sale was deferred and being recognized over the eight-year life of the transportation agreement, and the business was not accounted for as a discontinued operation. The remaining $218 million deferred gain was eliminated as part of purchase accounting related to the Merger.

(b)	The 2006 period includes $11 million in gains on land sales and $10 million related to the sale of mineral interests.
(c)	2008 amount represents insurance recovery for damage to mining equipment.
(d)	Represents reserve established against amounts due (excluding termination related costs) from subsidiaries of Lehman Brothers Holdings Inc. arising from commodity hedging and trading activities. There are no open positions with these subsidiaries.
(e)	Represents costs associated with termination and refinancing of a rail car lease.
(f)	In 2004, EFC Holdings recorded a charge of $157 million for leases of certain natural gas-fueled combustion turbines, net of estimated sublease revenues, that were no longer operated for its own benefit. In the third quarter of 2007, a $48 million reduction in the related liability was recorded to reflect new subleases entered into in October 2007. The remaining $59 million liability was eliminated as part of purchase accounting as EFC Holdings intends to operate these assets for its own benefit.

11.	TRADE ACCOUNTS RECEIVABLE AND SALE OF RECEIVABLES PROGRAM

Sale of Receivables

Subsidiaries of EFC Holdings engaged in retail sales of electricity participate in an accounts receivable securitization program established by EFH Corp. for certain of its subsidiaries, the activity under which is accounted for as a sale of accounts receivable in accordance with SFAS 140. Under the program, such subsidiaries (originators) sell trade accounts receivable to TXU Receivables Company, which is a special purpose entity created for the purpose of purchasing receivables from the originators and is a consolidated wholly-owned bankruptcy-remote direct subsidiary of EFH Corp. TXU Receivables Company sells undivided interests in the purchased accounts receivable for cash to special purpose entities established by financial institutions (the funding entities).

The maximum amount currently available under the accounts receivable securitization program is $700 million, and the program funding to the originators was $416 million at December 31, 2008. The amount of customer deposits held by the originators can reduce the amount of undivided interests that can be sold, thus reducing funding available under the program, during periods in which TCEH’s long-term senior unsecured debt rating is lower than investment grade. Funding availability for all originators can be reduced by 100% of the originators’ customer deposits if TCEH’s credit rating is lower than Ba3/BB-; 50% if TCEH’s credit rating is between Ba3/BB- and Ba1/BB+; and zero % if TCEH’s credit rating is at least Baa3/BBB-. The originators’ customer deposits, which totaled $108 million, reduced funding availability as of December 31, 2008 because TCEH’s credit ratings were lower than Ba3/BB-.

All new trade receivables under the program generated by the originators are continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Changes in the amount of funding under the program, through changes in the amount of undivided interests sold by TXU Receivables Company, reflect seasonal variations in the level of accounts receivable, changes in collection trends and other factors such as changes in sales prices and volumes. TXU Receivables Company has issued subordinated notes payable to the originators for the difference between the face amount of the uncollected accounts receivable purchased, less a discount, and cash paid to the originators that was funded by the sale of the undivided interests. The balance of the subordinated notes payable, which is reported in trade accounts receivable, totaled $268 million and $296 million at December 31, 2008 and 2007, respectively.

The discount from face amount on the purchase of receivables from the originators principally funds program fees paid to the funding entities. The program fees, which are also referred to as losses on sale of the receivables under SFAS 140, consist primarily of interest costs on the underlying financing. The discount also funds a servicing fee paid by TXU Receivables Company to EFH Corporate Services Company, a direct wholly- owned subsidiary of EFH Corp., which serves as the collection agent of the receivables. EFH Corp. maintains collection responsibilities through EFH Corporate Services Company in order to efficiently service and maintain the integrity of the receivables portfolio. The servicing fee compensates EFH Corporate Services Company for serving as the collection agent of the receivables. Responsibilities of the collection agent include, but are not limited to, maintaining detailed accounts receivable collection records and interfacing with customers regarding payment options and terms of current and past-due accounts. In the event EFH Corporate Services Company is relieved of its duties as collection agent because of default under the program, the funding entities assume responsibility as the collection agent.

The program fees represent essentially all the net incremental costs of the program on a consolidated basis and are reported in SG&A expenses. Fee amounts were as follows:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Program fees	$25	$9	$26	$34
Program fees as a percentage of average funding (annualized)	5.2%	9.5%	6.4%	5.8%
Servicing fees	4	1	3	4

The accounts receivable balance reported in the December 31, 2008 consolidated balance sheet has been reduced by $684 million face amount of trade accounts receivable sold to TXU Receivables Company, partially offset by the inclusion of $268 million of subordinated notes receivable from TXU Receivables Company. Funding under the program increased $53 million in 2008 and decreased $178 million in 2007 and $41 million in 2006. Funding increases or decreases under the program are reflected as operating cash flow activity in the statement of cash flows. The carrying amount of the retained interests in the accounts receivable balance approximated fair value due to the short-term nature of the collection period.

Activities of TXU Receivables Company related to EFC Holdings were as follows:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Cash collections on accounts receivable	$6,393	$1,538	$5,169	$7,274
Face amount of new receivables purchased	(6,418)	(1,194)	(5,472)	(7,238)
Discount from face amount of purchased receivables	29	9	30	38
Program fees paid	(25)	(9)	(26)	(34)
Servicing fees paid	(4)	(1)	(3)	(4)
Increase (decrease) in subordinated notes payable	(28)	(120)	257	5

Operating cash flows used by (provided to) EFC Holdings under the program	$(53)	$223	$(45)	$41

The program may be terminated upon the occurrence of a number of specified events, including if the delinquency ratio (delinquent for 31 days) for the sold receivables, the default ratio (delinquent for 91 days or deemed uncollectible), the dilution ratio (reductions for discounts, disputes and other allowances) or the days collection outstanding ratio exceed stated thresholds, and the financial institutions do not waive such event of termination. The thresholds apply to the entire portfolio of sold receivables, not separately to the receivables of each originator. In addition, the program may be terminated if TXU Receivables Company or EFH Corporate Services Company, as collection agent, shall default in any payment with respect to debt in excess of $50,000 in the aggregate for TXU Receivables Company and EFH Corporate Services Company, or if TCEH, any affiliate of TCEH acting as collection agent under the program other than EFH Corporate Services Company, any parent guarantor of an originator or any originator shall default in any payment with respect to debt (other than hedging obligations) in excess of $200 million in the aggregate for such entities.

Upon termination of the program, cash flows would be delayed as collections of sold receivables would be used by TXU Receivables Company to repurchase the undivided interests from the funding entities instead of purchasing new receivables. The level of cash flows would normalize in approximately 16 to 30 days.

The subordinated notes issued by TXU Receivables Company are subordinated to the undivided interests of the financial institutions in the purchased receivables.

Trade Accounts Receivable

	Successor
	December 31, 2008	December 31, 2007
Gross wholesale and trade accounts receivable	$1,474	$1,214
Undivided interest in retail accounts receivable sold by TXU Receivables Company	(684)	(659)
Subordinated notes receivable from TXU Receivables Company	268	296
Allowance for uncollectible accounts	(64)	(24)

Trade accounts receivable—reported in balance sheet	$994	$827

Gross trade accounts receivable at December 31, 2008 and 2007 included unbilled revenues of $427 million and $404 million, respectively.

Allowance for Uncollectible Accounts Receivable

Predecessor:
Allowance for uncollectible accounts receivable as of December 31, 2005	$31
Increase for bad debt expense	67
Decrease for account write-offs	(79)
Changes related to receivables sold	4
Other (a)	(15)

Allowance for uncollectible accounts receivable as of December 31, 2006	8
Increase for bad debt expense	44
Decrease for account write-offs	(54)
Changes related to receivables sold	25

Allowance for uncollectible accounts receivable as of October 10, 2007	$23

Successor:
Allowance for uncollectible accounts receivable as of October 11, 2007	$23
Increase for bad debt expense	13
Decrease for account write-offs	(12)

Allowance for uncollectible accounts receivable as of December 31, 2007	24
Increase for bad debt expense	81
Decrease for account write-offs	(67)
Charge related to Lehman bankruptcy	26

Allowance for uncollectible accounts receivable as of December 31, 2008	$64

(a)	Reflects an allowance established in 2005 for a coal contract dispute that was reversed upon settlement in 2006. (Allowance and subsequent reversal are recorded in other deductions.)

12.	SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-Term Borrowings

At December 31, 2008, EFC Holdings and its subsidiaries had outstanding short-term borrowings of $900 million at a weighted average interest rate of 3.95%, excluding certain customary fees, at the end of the period. At December 31, 2007, EFC Holdings and its subsidiaries had outstanding short-term borrowings of $438 million at a weighted average interest rate of 4.47%, excluding certain customary fees, at the end of the period. All short-term borrowings were under TCEH credit facilities.

Credit Facilities

EFC Holdings’ (through TCEH) credit facilities with cash borrowing and/or letter of credit availability at December 31, 2008 are presented below. The facilities are all senior secured facilities.

		At December 31, 2008
Authorized Borrowers and Facility	Maturity Date	Facility Limit	Letters of Credit	Cash Borrowings	Availability
TCEH Delayed Draw Term Loan Facility (a)	October 2014	$4,100	$—	$3,562	$ 522
TCEH Revolving Credit Facility (b)	October 2013	2,700	7	900	1,767
TCEH Letter of Credit Facility (c)	October 2014	1,250	—	1,250	—

Subtotal TCEH (d)		$8,050	$ 7	$5,712	$2,289

TCEH Commodity Collateral Posting Facility (e)	December 2012	Unlimited	$—	$ —	Unlimited

(a)	Facility to be used during the two-year period commencing on October 10, 2007 to fund expenditures for constructing certain new generation facilities and environmental upgrades of existing generation facilities, including previously incurred expenditures not yet funded under this facility. Borrowings are classified as long-term debt. Availability amount excludes $9 million of undrawn commitments from a subsidiary of Lehman Brothers Holding Inc. (Lehman) that has filed for bankruptcy under Chapter 11 of the US Bankruptcy Code and $7 million of requested draws that have not been funded by the Lehman subsidiary.
(b)	Facility to be used for letters of credit and borrowings for general corporate purposes. Borrowings are classified as short-term borrowings. Availability amount includes $144 million of undrawn commitments from the Lehman subsidiary that is only available from the fronting banks in the form of letters of credit and excludes $26 million of requested draws that have not been funded by the Lehman subsidiary.
(c)	Facility to be used for issuing letters of credit for general corporate purposes, including, but not limited to, providing collateral support under hedging arrangements and other commodity transactions that are not eligible for funding under the TCEH Commodity Collateral Posting Facility. The borrowings, all of which were drawn at the closing of the Merger and are classified as long-term debt, have been retained as restricted cash. Letters of credit totaling $760 million issued as of December 31, 2008 are supported by the restricted cash, and the remaining letter of credit availability totals $490 million.
(d)	Pursuant to PUCT rules, TCEH is required to maintain available capacity under its credit facilities to assure adequate credit worthiness of TCEH’s REP subsidiaries, including the ability to return retail customer deposits, if necessary. As a result, at December 31, 2008, the total availability under the TCEH credit facilities should be further reduced by $266 million.
(e)	Revolving facility to be used to fund cash collateral posting requirements for specified volumes of natural gas hedges. As of December 31, 2008, cash borrowings under the facility had been repaid. See “TCEH Senior Secured Facilities” below for additional information.

Long-Term Debt

At December 31, 2008 and 2007, the long-term debt of EFC Holdings consisted of the following:

	Successor
	December 31, 2008	December 31, 2007
TCEH
Pollution Control Revenue Bonds:
Brazos River Authority:
5.400% Fixed Series 1994A due May 1, 2029	$39	$39
7.700% Fixed Series 1999A due April 1, 2033	111	111
6.750% Fixed Series 1999B due September 1, 2034, remarketing date April 1, 2013 (a)	16	16
7.700% Fixed Series 1999C due March 1, 2032	50	50
8.250% Fixed Series 2001A due October 1, 2030	71	—
2.300% Floating Series 2001A due October 1, 2030 (b)	—	71
5.750% Fixed Series 2001C due May 1, 2036, remarketing date November 1, 2011 (a)	217	217
8.250% Fixed Series 2001D-1 due May 1, 2033	171	—
2.300% Floating Series 2001D-1 due May 1, 2033 (b)	—	171
1.400% Floating Series 2001D-2 due May 1, 2033 (c)	97	97
2.500% Floating Taxable Series 2001I due December 1, 2036 (d)	62	62
1.400% Floating Series 2002A due May 1, 2037 (c)	45	45
6.750% Fixed Series 2003A due April 1, 2038, remarketing date April 1, 2013 (a)	44	44
6.300% Fixed Series 2003B due July 1, 2032	39	39
6.750% Fixed Series 2003C due October 1, 2038	52	52
5.400% Fixed Series 2003D due October 1, 2029, remarketing date October 1, 2014 (a)	31	31
5.000% Fixed Series 2006 due March 1, 2041	100	100

Sabine River Authority of Texas:
6.450% Fixed Series 2000A due June 1, 2021	51	51
5.500% Fixed Series 2001A due May 1, 2022, remarketing date November 1, 2011 (a)	91	91
5.750% Fixed Series 2001B due May 1, 2030, remarketing date November 1, 2011 (a)	107	107
5.200% Fixed Series 2001C due May 1, 2028	70	70
5.800% Fixed Series 2003A due July 1, 2022	12	12
6.150% Fixed Series 2003B due August 1, 2022	45	45

Trinity River Authority of Texas:
6.250% Fixed Series 2000A due May 1, 2028	14	14

Unamortized fair value discount related to pollution control revenue bonds (e)	(161)	(175)

Senior Secured Facilities:
5.456% TCEH Initial Term Loan Facility maturing October 10, 2014 (f)(g)	16,244	16,409
5.150% TCEH Delayed Draw Term Loan Facility maturing October 10, 2014 (f)(g)	3,562	2,150
3.986% TCEH Letter of Credit Facility maturing October 10, 2014 (g)	1,250	1,250
0.449% TCEH Commodity Collateral Posting Facility maturing December 31, 2012 (h)	—	382

	Successor
	December 31, 2008	December 31, 2007

Other:
10.25% Fixed Senior Notes due November 1, 2015	3,000	3,000
10.25% Fixed Senior Notes Series B due November 1, 2015	2,000	2,000
10.50/11.25% Senior Toggle Notes due November 1, 2016	1,750	1,750
6.125% Fixed Senior Notes due March 15, 2008	—	3
7.000% Fixed Senior Notes due March 15, 2013	5	5
7.100% Promissory Note due January 5, 2009	65	65
7.460% Fixed Secured Facility Bonds with amortizing payments through January 2015	67	78
Capital lease obligations	159	161
Unamortized fair value discount (e)	(6)	(9)

Total TCEH	$29,470	$28,604

EFC Holdings (parent entity)
9.580% Fixed Notes due in semiannual installments through December 4, 2019	$55	$59
8.254% Fixed Notes due in quarterly installments through December 31, 2021	53	56
3.993% Floating Rate Junior Subordinated Debentures, Series D due January 30, 2037 (g)	1	1
8.175% Fixed Junior Subordinated Debentures, Series E due January 30, 2037	8	8
10.875% EFH Corp. Fixed Senior Notes due November 1, 2017 (i)	1,000	1,000
11.25/12.00% EFH Corp. Senior Toggle Notes due November 1, 2017 (i)	1,250	1,250
Unamortized fair value discount (e)	(12)	(14)

Total EFC Holdings	2,355	2,360

Total EFC Holdings consolidated	31,825	30,964
Less amount due currently	(269)	(202)

Total long-term debt	$31,556	$30,762

(a)	These series are in the multiannual interest rate mode and are subject to mandatory tender prior to maturity on the mandatory remarketing date. On such date, the interest rate and interest rate period will be reset for the bonds.
(b)	Interest rates in effect at March 31, 2008. These series were remarketed in June 2008, resulting in a fixed rate to maturity.
(c)	Interest rates in effect at December 31, 2008. These series are in a daily interest rate mode and are classified as long-term as they are supported by long-term irrevocable letters of credit.
(d)	Interest rate in effect at December 31, 2008. This series is in a weekly interest rate mode and is classified as long-term as it is supported by long-term irrevocable letters of credit.
(e)	Amount represents unamortized fair value adjustments recorded under purchase accounting.
(f)	Interest rate swapped to fixed on $17.55 billion principal amount.
(g)	Interest rates in effect at December 31, 2008.
(h)	Interest rates in effect at December 31, 2008, excluding quarterly maintenance fee discussed below. See “Credit Facilities” above for more information.
(i)	Represents 50% of the principal amount of EFH Corp. debt guaranteed by EFC Holdings (pushed-down debt) per the discussion below under “EFH Corp. Notes Issued Subsequent to the Merger.”

Debt-Related Activity in 2008—Repayments of long-term debt in 2008 totaling $860 million represented principal payments at scheduled maturity dates as well as the remarketing of $242 million principal amount of pollution control revenue bonds discussed below, repayment of $413 million of borrowings under the TCEH

Commodity Collateral Posting Facility, which fully repaid borrowings under the facility, and other repayments totaling $40 million, principally related to leases. Payments at scheduled maturity dates included $165 million repaid under the TCEH Initial Term Loan Facility.

Increases in long-term debt during 2008 totaling $1.685 billion consisted of borrowings under the TCEH Delayed Draw Term Loan Facility of $1.412 billion to fund expenditures related to the development of new generation facilities and the environmental retrofit program for existing lignite/coal-fueled generation facilities, the remarketing of $242 million principal amount of pollution control revenue bonds discussed immediately below and $31 million of additional borrowings under the TCEH Commodity Collateral Posting Facility.

In June 2008, TCEH remarketed the Brazos River Authority Pollution Control Revenue Bonds Series 2001A due in October 2030 and Series 2001D-1 due in May 2033 with aggregate principal amounts of $71 million and $171 million, respectively. The bonds were previously in a floating rate mode that reset weekly and were backed by two letters of credit in an aggregate amount of $247 million. As a result of the remarketing, the bonds were fixed to maturity at an interest rate of 8.25%, and the two letters of credit were cancelled. The bonds are redeemable at par beginning July 1, 2018 and are redeemable with a make-whole premium prior to July 1, 2018. These bonds were remarketed with a covenant package similar to the notes discussed below under “TCEH Notes Issued Subsequent to the Merger.”

EFH Corp. and TCEH have the option every six months until November 1, 2012, at their election, to use the payment-in-kind (PIK) feature of their respective toggle notes in lieu of making cash interest payments. The companies elected to do so for the May 1, 2009 interest payment date as an efficient and cost-effective method to further enhance liquidity, in light of the substantial dislocation in the financial markets. Moreover, the incremental liquidity obtained by using the PIK feature of the toggle notes for this specific payment period more than offsets the liquidity that was effectively lost as a result of the default by affiliates of Lehman under TCEH’s Senior Secured Facilities.

EFH Corp. will make its May 2009 interest payment by using the PIK feature of the EFH Corp. Toggle Notes. The election will increase the interest rate on the toggle notes from 11.25% to 12.00% during the interest period covered by the PIK election and require EFH Corp. to issue an additional $150 million principal amount of EFH Corp. Toggle Notes on May 1, 2009. In addition, the election will increase liquidity by an amount equal to approximately $141 million, constituting the amount of cash interest that otherwise would have been payable on May 1, 2009, and increase the expected annual cash interest expense by approximately $17 million, constituting the additional cash interest that would be payable with respect to the $150 million of additional toggle notes.

Similarly, TCEH will make its May 2009 interest payment by using the PIK feature of the TCEH Toggle Notes. The election will increase the interest rate on the TCEH Toggle Notes from 10.50% to 11.25% during the interest period covered by the PIK election and require TCEH to issue an additional approximately $98.5 million principal amount of TCEH Toggle Notes on May 1, 2009. In addition, the election will increase liquidity by an amount equal to approximately $92 million, constituting the amount of cash interest that otherwise would have been payable on May 1, 2009, and increase the expected annual cash interest expense by approximately $10 million, constituting the additional cash interest that would be payable with respect to the $98.5 million of additional toggle notes.

Maturities—Long-term debt maturities as of December 31, 2008 are as follows:

Year
2009 (a)	$258
2010	221
2011	639
2012	225
2013	284
Thereafter (a)	30,218
Unamortized fair value discount (b)	(179)
Capital lease obligations	159

Total	$31,825

(a)	Long-term debt maturities for EFC Holdings (parent entity) totals $7 million, $9 million, $9 million, $10 million, $11 million and $2.321 billion for 2009, 2010, 2011, 2012, 2013 and thereafter, respectively.
(b)	Unamortized fair value discount for EFC Holdings (parent entity) totals $(12) million.

Long-Term Debt-Related Activity in 2007—EFC Holdings and its subsidiaries issued, reacquired or made scheduled principal payments on long-term debt in 2007 as follows (all amounts presented are principal):

	Successor				Predecessor
	Post-Merger		Merger-Date
	Issuances	Repayments / Repurchases	Issuances	Repayments / Repurchases	Issuances	Repayments / Repurchases
TCEH:
Senior secured facilities:
Initial term loan facility	$—	$(41)	$16,450	$—	$—	$—
Delayed draw term loan facility	—	—	2,150	—	—	—
Letter of credit facility	—	—	1,250	—	—	—
Commodity collateral posting facility	—	—	382	—	—	—
Senior unsecured interim facilities:	—	—
Initial cash-pay loans	—	(5,000)	5,000	—	—	—
Initial toggle loans	—	(1,750)	1,750	—	—	—
Senior notes:
Senior cash-pay notes	5,000	—	—	—	—	—
Senior toggle notes	1,750	—	—	—	—	—
Floating rate senior notes (a)	—	—	—	(1,000)	1,000	—
Fixed senior notes	—	—	—	(1,242)	—	—
Secured promissory note	—	—	—	—	65	—
Pollution control revenue bonds	—	—	—	—	—	(143)
Capital lease obligations	16	(4)	—	—	59	(8)
Other long-term debt	—	—	—	—	—	(7)

EFC Holdings:
Fixed senior debentures	—	—	—	—	—	(10)
Other long-term debt	—	(4)	—	—	—	(2)

Total	$6,766	$(6,799)	$26,982	$(2,242)	$1,124	$(170)

(a)	Notes were subject to mandatory redemption upon closing of the Merger.

Note:	Amounts above do not include EFC Holdings’ allocated portion of EFH Corp. Notes issued subsequent to the Merger that are reflected on EFC Holdings’ balance sheet. See discussion below under “EFH Corp. Notes Issued Subsequent to the Merger”.

Other Debt-Related Activity in 2007—In September 2007, EFH Corp. commenced offers to purchase and consent solicitations with respect to $250 million in aggregate principal amount of TCEH’s outstanding 6.125% Senior Notes due 2008 and $1.0 billion in aggregate principal amount of TCEH’s outstanding 7.000% Senior Notes due 2013. The offers were contingent upon the closing of the Merger. In October 2007, TCEH purchased an aggregate of $247 million and $995 million principal amounts of these notes, respectively, for $248 million and $1.097 billion, respectively, excluding unpaid interest. An interest rate swap related to $250 million principal amount of these notes was settled for $2 million upon extinguishment of the debt.

In September 2007, subsidiaries of EFC Holdings acquired certain assets of Alcoa Inc. relating to the operation of a lignite mine near Sandow, including partial ownership of the lignite reserves in the mine, for a purchase price of $135 million, including cash of $70 million and a promissory note of $65 million that was paid at maturity on January 5, 2009 at a fixed interest rate of 7.100%, which is reported as a current liability as of December 31, 2008.

In September 2007, TCEH refinanced an existing lease of rail cars, which had been accounted for as an operating lease, with a lease with another party that has been accounted for as a capital lease, resulting in $52 million reported as long-term debt. In late 2007, TCEH also entered into leases related to mining equipment that have been accounted for as capital leases totaling $23 million reported as long-term debt.

In May 2007, TCEH redeemed at par the Sabine River Authority of Texas Series 2006A and 2006B pollution control revenue bonds with aggregate principal amounts of $47 million and $46 million, respectively, and the Trinity River Authority of Texas Series 2006 pollution control revenue bonds with an aggregate principal amount of $50 million. All three bond series were issued in November 2006 in conjunction with the development of eight coal-fueled generation units, which has been cancelled. Restricted cash retained upon issuance of the bonds was used to fund substantially all of the redemption amounts.

In March 2007, TCEH issued floating rate senior notes with an aggregate principal amount of $1.0 billion with a floating rate based on LIBOR plus 50 basis points. The notes were to mature in September 2008, but in accordance with their terms, were redeemed upon closing of the Merger.

TCEH Senior Secured Facilities—Borrowings under the TCEH Initial Term Loan Facility, the TCEH Delayed Draw Term Loan Facility, the TCEH Revolving Credit Facility and the TCEH Letter of Credit Facility, which totaled $21.956 billion at December 31, 2008, bear interest at per annum rates equal to, at TCEH’s option, (i) adjusted LIBOR plus 3.50% or (ii) a base rate (the higher of (1) the prime rate as announced from time to time by the administrative agent of the facilities and (2) the federal funds effective rate plus 0.50%) plus 2.50%. There is a margin adjustment mechanism in relation to term loans, revolving loans and letter of credit fees under which the applicable margins may be reduced based on the achievement of certain leverage ratio levels; there was no such reduction based upon December 31, 2008 levels. The applicable rate on each facility as of December 31, 2008 is provided in the long-term debt table above and reflects LIBOR-based borrowings.

A commitment fee is payable quarterly in arrears and upon termination of the TCEH Revolving Credit Facility at a rate per annum equal to 0.50% of the average daily unused portion of such facility. The commitment fee is subject to reduction, based on the achievement of certain leverage ratio levels; there was no such reduction based upon December 31, 2008 levels.

With respect to the TCEH Delayed Draw Term Loan Facility, a commitment fee is payable quarterly in arrears and upon termination of the undrawn portion of the commitments of such facility at a rate per annum equal to, prior to October 10, 2008, 1.25% per annum, and thereafter, 1.50% per annum.

Letter of credit fees under the TCEH Revolving Facility are payable quarterly in arrears and upon termination at a rate per annum equal to the spread over adjusted LIBOR under the TCEH Revolving Facility, less the issuing bank’s fronting fee. Letter of credit fees under the TCEH Letter of Credit Facility are equal to the difference between interest paid on each outstanding letter of credit at a rate of LIBOR plus 3.50% per annum and the interest earned on the total $1.25 billion TCEH Letter of Credit Facility restricted cash at a rate of LIBOR minus 0.12% per annum yielding a currently effective rate of 3.62% per annum on each outstanding letter of credit under that facility.

TCEH will pay a fixed quarterly maintenance fee of approximately $11 million through maturity for having procured the TCEH Commodity Collateral Posting Facility regardless of actual borrowings under the facility. In addition, TCEH will pay interest at LIBOR on actual borrowed amounts under the TCEH Commodity Collateral Posting Facility partially offset by interest earned on collateral deposits to counterparties.

The TCEH Senior Secured Facilities are unconditionally guaranteed jointly and severally on a senior secured basis, by EFC Holdings, and each existing and subsequently acquired or organized direct or indirect wholly-owned US restricted subsidiary of TCEH (other than certain subsidiaries as provided in the TCEH Senior Secured Facilities), subject to certain other exceptions.

The TCEH Senior Secured Facilities, including the guarantees thereof, certain commodity hedging transactions and the interest rate swaps described under “TCEH Interest Rate Hedges” below are secured by (a) substantially all of the current and future assets of TCEH and TCEH’s subsidiaries who are guarantors of such facilities as described above, and (b) pledges of the capital stock of TCEH and each current and future material wholly-owned restricted subsidiary of TCEH directly owned by TCEH or any guarantor.

The TCEH Senior Secured Facilities contain customary negative covenants, restricting, subject to certain exceptions, TCEH and TCEH’s restricted subsidiaries from, among other things:

•	incurring additional debt;

•	incurring additional liens;

•	entering into mergers and consolidations;

•	selling or otherwise disposing of assets;

•	making dividends, redemptions or other distributions in respect of capital stock;

•	making acquisitions, investments, loans and advances, and

•	paying or modifying certain subordinated and other material debt.

In addition, the TCEH Senior Secured Facilities contain a maintenance covenant that prohibits TCEH and its restricted subsidiaries from exceeding a maximum consolidated secured leverage ratio and to observe certain customary reporting requirements and other affirmative covenants.

The TCEH Initial Term Loan Facility is required to be repaid in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of such facility ($41 million quarterly), with the balance payable on October 10, 2014. The TCEH Delayed Draw Term Loan Facility is required to be repaid in equal quarterly installments beginning on December 31, 2009 in an aggregate annual amount equal to 1% of the actual principal outstanding under the TCEH Delayed Draw Term Loan Facility as of such date, with the balance payable on October 10, 2014. Amounts borrowed under the TCEH Revolving Facility may be reborrowed from time to time from and after the closing date until October 10, 2013. The TCEH Letter of Credit Facility will mature on October 10, 2014. The TCEH Commodity Collateral Posting Facility will mature on December 31, 2012.

The TCEH Senior Secured Facilities contain certain customary events of default for senior leveraged acquisition financings, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

TCEH Notes Issued Subsequent to the Merger—Pursuant to an indenture entered into in October 2007 (the TCEH Indenture), TCEH and TCEH Finance (the Co-Issuers) issued and sold $3.0 billion aggregate principal amount of 10.25% Senior Notes due November 1, 2015. In December 2007 under a supplemental indenture, the Co-Issuers issued and sold $2.0 billion aggregate principal amount of 10.25% Series B Senior Notes due November 1, 2015. Interest on these notes (referred to as the TCEH Cash-Pay Notes) is payable in cash semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 10.25% per annum, and the first interest payment was made on May 1, 2008.

Pursuant to the supplemental indenture, the Co-Issuers also issued and sold $1.75 billion aggregate principal amount of 10.50%/11.25% Senior Toggle Notes due November 1, 2016. The initial interest payment on these notes (referred to as the TCEH Toggle Notes) was paid in cash. For any interest period thereafter until November 1, 2012, the Issuer may elect to pay interest on the notes, at the Issuer’s option (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new TCEH Toggle Notes (Payment-in-Kind or PIK Interest); or (iii) 50% in cash and 50% in PIK Interest. Interest on the notes is payable semi-annually in arrears on May 1 and November 1 of each year at a fixed rate of 10.50% per annum for cash interest and at a fixed rate of 11.25% per annum for PIK Interest, and the first interest payment was made on May 1, 2008. See “Debt Related Activity in 2008” above for discussion of TCEH’s election to use the PIK option for the May 1, 2009 payment.

The $6.75 billion principal amount of notes issued under the TCEH Indenture and its supplement (the TCEH Cash-Pay Notes and the TCEH Toggle Notes) are collectively referred to as the TCEH Notes.

The TCEH Notes are fully and unconditionally guaranteed by TCEH’s direct parent, EFC Holdings (which owns 100% of TCEH and its subsidiary guarantors), and by each subsidiary that guarantees the TCEH Senior Secured Facilities (the TCEH Guarantors). The TCEH Notes are the Co-Issuers’ senior unsecured debt and rank senior in right of payment to any future subordinated indebtedness of the Co-Issuers, equally in right of payment with all of the Co-Issuers’ existing and future senior unsecured indebtedness, and structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of the Co-Issuers’ non-guarantor subsidiaries, including trade payables (other than indebtedness and liabilities owed to the Co-Issuers or the TCEH Guarantors). The TCEH Notes rank effectively junior in right of payment to all existing and future senior secured indebtedness of the Co-Issuers, including the TCEH Senior Secured Facilities to the extent of the value of the collateral securing such indebtedness.

The guarantees are joint and several guarantees of the TCEH Notes, are the TCEH Guarantors’ senior unsecured obligations and rank equal in right of payment with all existing and future senior unsecured indebtedness of the relevant TCEH Guarantor and senior in right of payment to any existing or future subordinated indebtedness of the relevant TCEH Guarantor. The guarantees rank effectively junior to all secured indebtedness of the TCEH Guarantors to the extent of the assets securing that indebtedness. EFC Holdings’ guarantee of the TCEH Notes ranks equally with its guarantee of the EFH Corp. Cash-Pay Notes and the EFH Corp. Toggle Notes (discussed below). The guarantees of the TCEH Notes are structurally junior to all indebtedness and other liabilities of the Co-Issuers’ subsidiaries that do not guarantee the notes.

The TCEH Indenture contains a number of covenants that, among other things, restrict, subject to certain exceptions, the Co-Issuers’ and their restricted subsidiaries’ ability to:

•	make restricted payments;

•	incur debt and issue preferred stock;

•	create liens;

•	enter into mergers or consolidations;

•	sell or otherwise dispose of certain assets;

•	permit dividend and other payment restrictions on restricted subsidiaries, and

•	engage in certain transactions with affiliates.

The TCEH Indenture also contains customary events of default, including failure to pay principal or interest on the TCEH Notes or the guarantees when due, among others. If an event of default occurs under the TCEH Indenture, the trustee or the holders of at least 30% in principal amount of the Required Debt (as such term is defined in the TCEH Indenture) may declare the principal amount on the TCEH Notes to be due and payable immediately.

The Co-Issuers may redeem the TCEH Cash-Pay Notes, in whole or in part, at any time on or after November 1, 2011, or the TCEH Toggle Notes, in whole or in part, at any time on or after November 1, 2012, at specified redemption prices, plus accrued and unpaid interest, if any. In addition, before November 1, 2010, the Co-Issuers may redeem with the cash proceeds of certain equity offerings up to 35% of the aggregate principal amount of TCEH Cash-Pay Notes from time to time at a redemption price of 110.250% of the aggregate principal amount of the TCEH Cash-Pay Notes, plus accrued and unpaid interest, if any, or 110.500% of the aggregate principal amount of the TCEH Toggle Notes, plus accrued and unpaid interest, if any. The Co-Issuers may also redeem the TCEH Cash-Pay Notes at any time prior to November 1, 2011 or the TCEH Toggle Notes at any time prior to November 1, 2012 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. Upon the occurrence of a change in control of TCEH, the Co-Issuers must offer to repurchase the TCEH Notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

The TCEH Notes were issued in a private placement with registration rights. Notes having substantially identical terms as the TCEH Notes were registered with the SEC by the Co-Issuers in December 2008 as part of an offer to exchange freely tradable exchange notes for the TCEH Notes. The exchange offer was completed in January 2009. Because the exchange offer was not completed within 360 days after the issue date of the TCEH Notes (a TCEH Registration Default), the annual interest rate on the TCEH Notes increased for the period during which the TCEH Registration Default continued (October 26, 2008 to January 30, 2009 for the Senior Notes and November 30, 2008 to January 30, 2009 for the Series B Senior Notes and Senior Toggle Notes), resulting in incremental interest of $3.7 million.

EFH Corp. Notes Issued Subsequent to the Merger—EFC Holdings is a guarantor of certain EFH Corp. notes. In accordance with SEC Staff Accounting Bulletin (SAB) Topic 5-J, EFC Holdings reflects $2.250 billion principal amount of the EFH Corp. Notes on its balance sheet and the related interest expense in its income statement. The amount reflected on EFC Holdings’ balance sheet, which represents 50% of the EFH Corp. debt guaranteed by EFC Holdings, was calculated based upon the relative equity investment of EFC Holdings and Intermediate Holding in their respective operating subsidiaries at the time of the Merger. Because payment of principal and interest on the notes is the responsibility of EFH Corp., EFC Holdings records the settlement of such amounts as noncash capital contributions from EFH Corp. The notes and the guarantees are described below.

Pursuant to an indenture entered into in October 2007 (the EFH Corp. Indenture), EFH Corp. issued and sold $2.0 billion aggregate principal amount of 10.875% Senior Notes due November 1, 2017. Interest on the notes (referred to as the EFH Corp. Cash-Pay Notes) is payable in cash semi-annually in arrears on May 1 and November 1 of each year at a fixed rate of 10.875% per annum, and the first interest payment was made on May 1, 2008.

Pursuant to the EFH Corp. Indenture, EFH Corp. also issued and sold $2.5 billion aggregate principal amount of 11.250%/12.000% Senior Toggle Notes due November 1, 2017. The initial interest payment on the notes (referred to as the EFH Corp. Toggle Notes) was paid in cash. For any interest period thereafter until

November 1, 2012, EFH Corp. may elect to pay interest on the notes, at EFH Corp.’s option (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new EFH Corp. Toggle Notes (PIK Interest); or (iii) 50% in cash and 50% in PIK Interest. Interest on the notes is payable semi-annually in arrears on May 1 and November 1 of each year at a fixed rate of 11.250% per annum for cash interest and at a fixed rate of 12.000% per annum for PIK Interest, and the first interest payment was made on May 1, 2008. See “Debt Related Activity in 2008” above for discussion of EFH Corp.’s election to use the PIK option for the May 1, 2009 payment.

The $4.5 billion principal amount of notes issued under the EFH Corp. Indenture (the EFH Corp. Cash-Pay Notes and the EFH Corp. Toggle Notes) are collectively referred to herein as the EFH Corp. Notes.

The EFH Corp. Notes are fully and unconditionally guaranteed by EFC Holdings and Intermediate Holding, 100% owned subsidiaries of EFH Corp. (the EFH Corp. Guarantors). The EFH Corp. Notes are EFH Corp.’s senior unsecured debt and rank senior in right of payment to any existing and future subordinated indebtedness of EFH Corp., equally in right of payment with all of EFH Corp.’s existing and future senior unsecured indebtedness and structurally subordinated in right of payment to all existing and future indebtedness, preferred stock and other liabilities of EFH Corp.’s non-guarantor subsidiaries, including trade payables (other than indebtedness and liabilities owed to EFH Corp. or the EFH Corp. Guarantors). The EFH Corp. Notes will rank effectively junior in right of payment to all future secured indebtedness of EFH Corp. to the extent of the assets securing that indebtedness.

The guarantees are joint and several guarantees of the EFH Corp. Notes, are the EFH Corp. Guarantors’ unsecured senior obligations and rank equal in right of payment with all existing and future senior unsecured indebtedness of the relevant EFH Corp. Guarantor and senior in right of payment to any existing or future subordinated indebtedness of the relevant EFH Corp. Guarantor. The guarantees of the EFH Corp. Notes will be structurally junior to all indebtedness and other liabilities of the relevant EFH Corp. Guarantor’s subsidiaries that are not guarantors.

The EFH Corp. Indenture contains a number of covenants that, among other things, restrict, subject to certain exceptions, EFH Corp.’s and its restricted subsidiaries’ ability to:

•	make restricted payments;

•	incur debt and issue preferred stock;

•	create liens;

•	engage in mergers or consolidations;

•	permit dividend and other payment restrictions on restricted subsidiaries, and

•	engage in certain transactions with affiliates.

The EFH Corp. Indenture also contains customary events of default, including failure to pay principal or interest on the EFH Corp. Notes or the guarantees when due, among others. If an event of default occurs under the EFH Corp. Indenture, the trustee or the holders of at least 30% in principal amount outstanding of the EFH Corp. Notes may declare the principal amount on the EFH Corp. Notes to be due and payable immediately.

EFH Corp. may redeem the EFH Corp. Notes, in whole or in part, at any time on or after November 1, 2012, at specified redemption prices, plus accrued and unpaid interest, if any. In addition, before November 1, 2010, EFH Corp. may redeem, with the net cash proceeds of certain equity offerings, up to 35% of the aggregate principal amount of the EFH Corp. Notes from time to time at a redemption price of 110.875% of the aggregate principal amount of the EFH Corp. Cash Pay Notes, plus accrued and unpaid interest, if any, or 111.250% of the aggregate principal amount of the EFH Corp. Toggle Notes, plus accrued and unpaid interest, if any. EFH Corp. may also redeem the EFH Corp. Notes at any time prior to November 1, 2012 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. Upon the occurrence of a change in control, EFH Corp. must offer to repurchase the EFH Corp. Notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

The EFH Corp. Notes were issued in a private placement with registration rights. Notes having substantially identical terms as the EFH Corp. Notes were registered with the SEC by EFH Corp. in December 2008 as part of an offer to exchange freely tradable exchange notes for the EFH Corp. Notes. The exchange offer was completed in January 2009. Because the exchange offer was not completed within 360 days after the issue date of the EFH Corp. Notes (an EFH Corp. Registration Default), the annual interest rate on the EFH Corp. Notes increased for the period during which the EFH Corp. Registration Default continued (October 26, 2008 to January 30, 2009), resulting in incremental interest of $3.2 million.

Intercreditor Agreement—In October 2007, in connection with the Merger, TCEH entered into an Intercreditor Agreement (the Intercreditor Agreement) with Citibank, N.A. and five secured commodity hedge counterparties (the Secured Commodity Hedge Counterparties). The Intercreditor Agreement provides that the lien granted to the Secured Commodity Hedge Counterparties will rank pari passu with the lien granted with respect to the collateral of the secured parties under the TCEH Senior Secured Facilities. The Intercreditor Agreement also provides that the Secured Commodity Hedge Counterparties will be entitled to share, on a pro rata basis, in the proceeds of any liquidation of such collateral in connection with a foreclosure on such collateral in an amount provided in the TCEH Senior Secured Facilities. The Intercreditor Agreement also provides that the Secured Commodity Hedge Counterparties will have voting rights with respect to any amendment or waiver of any provision of the Intercreditor Agreement that changes the priority of the Secured Commodity Hedge Counterparties’ lien on such collateral relative to the priority of lien granted to the secured parties under the TCEH Senior Secured Facilities or the priority of payments to the Secured Commodity Hedge Counterparties upon a foreclosure and liquidation of such collateral relative to the priority of the lien granted to the secured parties under the TCEH Senior Secured Facilities.

TCEH Interest Rate Swap Transactions—In 2007, subsequent to the Merger, TCEH entered into interest rate swap transactions pursuant to which payment of the floating interest rates on an aggregate of $15.05 billion of senior secured term loans of TCEH were exchanged for interest payments at fixed rates of between 7.3% and 8.3% on debt maturing from 2009 to 2014. The interest rate swaps were being accounted for as cash flow hedges related to variable interest rate cash flows until August 29, 2008, at which time these swaps were dedesignated as cash flow hedges as a result of the intent to change the variable interest rate terms of the hedged debt (from three-month LIBOR to one-month LIBOR) in connection with the planned execution of interest rate basis swaps (discussed immediately below) to further reduce the fixed borrowing costs. Based on the fair value of the positions, the cumulative unrealized mark-to-market net losses related to these interest rate swaps totaled $431 million (pre-tax) at the dedesignation date and was recorded in accumulated other comprehensive income. This balance will be reclassified into net income as interest on the hedged debt is reflected in net income. No ineffectiveness gains or losses were recorded.

In September 2008, TCEH entered into interest rate swap transactions pursuant to which payment of the floating interest rates on an aggregate of an additional $1.5 billion of senior secured term loans of TCEH were exchanged for interest payments at fixed rates of between 7.3% and 7.6% on debt maturing from 2013 to 2014.

In October 2008, TCEH entered into interest rate swap transactions pursuant to which payment of the floating interest rates on an aggregate of an additional $1.0 billion of senior secured term loans of TCEH were exchanged for interest payments at fixed rates of between 7.5% and 7.6% on debt maturing in 2014.

In May 2008, TCEH entered into an interest rate swap transaction pursuant to which semiannual payment (settled quarterly) of the floating interest rates at LIBOR on an aggregate of $2.095 billion of senior secured term loans of TCEH were exchanged for floating interest rates at LIBOR plus 0.21% receivable monthly.

In September 2008, TCEH entered into interest rate basis swap transactions pursuant to which quarterly payment of the floating interest rates at LIBOR on an aggregate of $7.95 billion of senior secured term loans of TCEH were exchanged for floating interest rates of LIBOR plus spreads ranging from 0.076% to 0.145% receivable monthly.

In November 2008, TCEH entered into interest rate basis swap transactions pursuant to which quarterly payment of the floating interest rates at LIBOR on an aggregate of $3.0 billion of senior secured term loans of TCEH were exchanged for floating interest rates of LIBOR plus spreads ranging from 0.21% to 0.292%, receivable monthly.

The interest rate swap counterparties are secured proportionally with the lenders under the TCEH Senior Secured Facilities. Subsequent to the dedesignation in August 2008 discussed above, changes in the fair value of the swaps discussed in the above paragraphs are being reported in the income statement in interest expense and related charges, and such unrealized mark-to-market net losses totaled $1.477 billion in 2008.

EFC Holdings Long-Term Debt Fair Value Hedges—EFC Holdings has used fair value hedging strategies to manage its exposure to fixed interest rates on long-term debt. These swaps qualified for and were designated as fair value hedges in accordance with SFAS 133 (under the “short-cut method” entities are allowed under SFAS 133 to assume no hedge ineffectiveness in a hedging relationship of interest rate risk if certain conditions are met).

Long-Term Debt Fair Value Adjustments Related to Interest Rate Swaps (fixed to variable rate)—

Predecessor:
Long-term debt fair value adjustments at January 1, 2007—net reduction in debt carrying value	10
Fair value adjustments during the period	5
Recognition of net gains on settled fair value hedges (a)	(1)

Successor:
Long-term debt fair value adjustments at October 10, 2007—net reduction in debt carrying value	14
Purchase accounting adjustment (b)	(14)

Long-term debt fair value adjustments related to interest rate swaps at December 31, 2007	$—

(a)	Net value of settled in-the-money fixed-to-variable swaps recognized in net income when the hedged transactions are recognized. Amount is pretax.
(b)	Reflects the fair-valuing of debt as part of purchase accounting.

Changes in market values of unsettled fair value hedge positions are accounted for as adjustments to the carrying value of related debt amounts, offset by changes in commodity and other derivative contractual asset or liability amounts.

13.	COMMITMENTS AND CONTINGENCIES

Generation Development

EPC agreements have been executed for the development of three lignite coal-fueled generation units in Texas, two units at Oak Grove and one at Sandow, and construction of the units is well underway.

Subsidiaries of EFC Holdings have received the air permits for the Sandow and Oak Grove units. However, the Oak Grove air permit remains the subject of litigation as discussed below under “Litigation Related to Generation Development.”

Construction work-in-process asset balances for the Oak Grove units totaled approximately $2.8 billion as of December 31, 2008, which includes the effects of the fair value adjustments related to purchase accounting and capitalized interest. In the unexpected event the development of the Oak Grove units was cancelled, the cancellation exposure as of December 31, 2008 totaled $3.1 billion, which includes the carrying value of the project and up to approximately $300 million of termination obligations. This estimated exposure amount excludes any potential recovery values for assets acquired to date and for assets already owned prior to executing such agreements that are intended to be utilized for these projects.

Contractual Commitments

At December 31, 2008, EFC Holdings had noncancellable commitments under energy-related contracts, leases and other agreements as follows:

	Coal purchase agreements and coal transportation agreements	Pipeline transportation and storage reservation fees	Capacity payments under power purchase agreements (a)	Nuclear Fuel Contracts	Water Rights Contracts
2009	$263	$41	$3	$153	$8
2010	54	38	—	91	8
2011	44	37	—	113	8
2012	—	37	—	182	8
2013	—	42	—	120	8
Thereafter	—	22	—	272	45

Total	$361	$217	$3	$931	$85

(a)	On the basis of EFC Holdings’ current expectations of demand from its electricity customers as compared with its capacity and take-or-pay payments, management does not consider it likely that any material payments will become due for electricity not taken beyond capacity payments.

Future minimum lease payments under both capital leases and operating leases are as follows:

	Capital Leases	Operating Leases (a)
2009	29	41
2010	29	40
2011	71	39
2012	14	40
2013	9	40
Thereafter	50	331

Total future minimum lease payments	202	$531

Less amounts representing interest	43

Present value of future minimum lease payments	159
Less current portion	19

Long-term capital lease obligation	$140

(a)	Includes operating leases with initial or remaining noncancellable lease terms in excess of one year. Excludes future minimum lease payments for combustion turbines owned by a TCEH lease trust of $17 million in each of 2009 through 2013 and $17 million thereafter.

Rent charged to operating cost, fuel cost and SG&A totaled $73 million for the year ended December 31, 2008, $20 million for the period October 11, 2007 through December 31, 2007, $50 million for the period January 1, 2007 through October 10, 2007 and $65 million for the year ended December 31, 2006.

Litigation Related to Generation Development

An administrative appeal challenging the order of the TCEQ issuing the air permit for construction and operation of the Oak Grove generation facility in Robertson County, Texas to EFC Holdings was filed in September 2007 in the State District Court of Travis County, Texas. Plaintiffs asked that the District Court reverse the TCEQ’s approval of the Oak Grove air permit and the TCEQ’s adoption and approval of the TCEQ Executive Director’s Response to Comments, and remand the matter back to the TCEQ for further proceedings. The TCEQ has filed the administrative record with the District Court. In addition to this administrative appeal, two other petitions were filed in Travis County District Court by non-parties to the administrative hearing before the TCEQ and the State Office of Administrative Hearings (SOAH) seeking to challenge the TCEQ’s issuance of the Oak Grove air permit and asking the District Court to remand the matter to the SOAH for further proceedings. Finally, the plaintiffs in these two additional lawsuits filed a third, joint petition claiming insufficiencies in the Oak Grove application, permit, and process and seeking party status and remand to the SOAH for further proceedings. One of the plaintiffs has asked the court to consolidate all these proceedings, and the Attorney General of Texas, on behalf of TCEQ, has filed pleas to the jurisdiction that would, if granted, dismiss all but the administrative appeal. EFC Holdings does not know when the court will rule on these requests. EFC Holdings believes the Oak Grove air permit granted by the TCEQ is protective of the environment and that the application for and the processing of the air permit by the TCEQ was in accordance with law. There can be no assurance that the outcome of these matters would not result in an adverse impact on the Oak Grove project.

In May 2008, the Sierra Club announced that it may sue Oak Grove Management Company LLC for violating federal Clean Air Act provisions regarding hazardous air pollutants. Similarly, in July 2008, the Sierra Club announced that it may sue Luminant, after the expiration of a 60-day waiting period, for violating federal Clean Air Act provisions in connection with its Martin Lake generation facility. In December 2008, Luminant reached a settlement with the Sierra Club regarding its allegations relating to Oak Grove. Pursuant to the settlement, Luminant has filed for a Maximum Achievable Control Technology determination for hazardous air pollutant emissions by the TCEQ and has agreed to offset any emissions above the levels set in that review; in exchange the Sierra Club will not pursue legal action to obstruct construction or commencement of operation of the Oak Grove units. EFC Holdings cannot predict whether the Sierra Club will actually file suit relating to Martin Lake or the outcome of any such proceeding.

Other Litigation

In July 2008, Alcoa Inc. filed a lawsuit in Milam County, Texas district court against Luminant Generation Company LLC, Luminant Mining Company LLC, Sandow Power Company LLC, Luminant Energy Company LLC (each of which is an indirect wholly-owned subsidiary of EFC Holdings) and EFH Corp. The lawsuit makes various claims concerning operation of the Sandow Unit 4 generation facility and the Three Oaks lignite mine and construction of the Sandow 5 unit, including claims for breach of contract, breach of fiduciary duty, fraud and conversion, and requests money damages in an unspecified amount, declaratory judgment, an accounting and rescission. A federal district court in Austin, Texas has ordered Alcoa Inc. to amend its Milam County complaint to remove any references to a federal consent decree relating to Sandow Units 4 and 5. Alcoa Inc. has not yet filed its amended complaint. While EFC Holdings is unable to estimate any possible loss or predict the outcome of this litigation, EFC Holdings believes the claims made in this litigation are without merit and, accordingly, intends to vigorously defend this litigation.

Regulatory Investigations and Reviews

In June 2008, the EPA issued a request for information to Luminant Energy under EPA’s authority under Section 114 of the Clean Air Act. The stated purpose of the request is to obtain information necessary to determine compliance with the Clean Air Act, including New Source Review Standards and air permits issued by the TCEQ for the Big Brown, Monticello and Martin Lake generation facilities. EFC Holdings is cooperating with the EPA and is responding in good faith to the EPA’s request. EFC Holdings is unable to predict the outcome of this matter.

Commitment to Fund Demand Side Management Initiatives

In connection with the Merger, Texas Holdings committed to spend $100 million over the five-year period ending December 31, 2012 on demand side management or other energy efficiency initiatives. This commitment is expected to be funded by EFH Corp. or EFC Holdings.

Other Proceedings

In addition to the above, EFC Holdings and its subsidiaries are involved in various other legal and administrative proceedings in the normal course of business the ultimate resolution of which, in the opinion of management, should not have a material effect on its financial position, results of operations or cash flows.

Labor Contracts

Certain personnel engaged in TCEH activities are represented by labor unions and covered by collective bargaining agreements with varying expiration dates. In January 2008, new one-year labor agreements were reached covering bargaining unit personnel engaged in the natural gas-fueled generation operations and were again renegotiated and completed in January 2009. Also in January 2008, a new two-year agreement was reached covering bargaining unit personnel engaged in lignite mining operations. In June 2008, a new labor agreement effective until October 2010 was reached covering bargaining unit personnel engaged in the Sandow lignite-fueled generation operations. In July 2008, a new labor agreement effective until September 2010 was reached covering bargaining unit personnel engaged in the Three Oaks lignite mining operations. In August 2008, a new labor agreement effective until August 2010 was reached covering bargaining unit personnel engaged in nuclear generation. Negotiations are currently underway with respect to the collective bargaining agreements covering bargaining unit personnel engaged in the Big Brown, Martin Lake and Oak Grove lignite-fueled generation operations and the natural gas-fueled generation operations. The current lignite-fueled generation operations contract, which expired November 2008, is in effect until either party gives notice to terminate. EFC Holdings expects that any changes in collective bargaining agreements will not have a material effect on its financial position, results of operations or cash flows; however, EFC Holdings is unable to predict the ultimate outcome of these labor negotiations.

Environmental Contingencies

The federal Clean Air Act, as amended (Clean Air Act) includes provisions which, among other things, place limits on sulfur dioxide and nitrogen oxide emissions produced by electricity generation plants. The capital requirements of EFC Holdings and its subsidiaries have not been significantly affected by the requirements of the Clean Air Act. In addition, all air pollution control provisions of the 1999 Restructuring Legislation have been satisfied.

EFC Holdings and its subsidiaries must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. EFC Holdings and its subsidiaries believe that they are in compliance with current environmental laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable.

The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•	enactment of state or federal regulations regarding CO2 emissions;

•	other changes to existing state or federal regulation regarding air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters, and

•	the identification of sites requiring clean-up or the filing of other complaints in which EFC Holdings or its subsidiaries may be asserted to be potential responsible parties.

Guarantees

As discussed below, EFC Holdings and its subsidiaries have entered into contracts that contain guarantees to outside parties that could require performance or payment under certain conditions.

Residual value guarantees in operating leases—Subsidiaries of EFC Holdings are the lessee under various operating leases that guarantee the residual values of the leased assets. At December 31, 2008, the aggregate maximum amount of residual values guaranteed was approximately $50 million with an estimated residual recovery of approximately $56 million. These leased assets consist primarily of mining equipment and rail cars. The average life of the residual value guarantees under the lease portfolio is approximately four years.

Indebtedness guarantee—In 1990, EFC Holdings repurchased an electric co-op’s minority ownership interest in the Comanche Peak nuclear generation plant and assumed the co-op’s indebtedness to the US government for the facilities. The indebtedness is included in long-term debt reported in the consolidated balance sheet. EFC Holdings is making principal and interest payments to the co-op in an amount sufficient for the co-op to make payments on its indebtedness. EFC Holdings guaranteed the co-op’s payments, and in the event that the co-op fails to make its payments on the indebtedness, the US government would assume the co-op’s rights under the agreement, and such payments would then be owed directly by EFC Holdings. At December 31, 2008, the balance of the indebtedness was $108 million with maturities of principal and interest extending to December 2021. The indebtedness is secured by a lien on the purchased facilities.

See Note 12 for discussion of guarantees and security for certain EFC Holdings indebtedness.

Letters of Credit

At December 31, 2008, TCEH had outstanding letters of credit under its credit facilities totaling $767 million as follows:

•	$342 million to support risk management and trading margin requirements in the normal course of business, including over-the-counter hedging transactions;

•

$208 million to support floating rate pollution control revenue bond debt of $204 million principal amount. The letters of credit are available to fund the payment of such debt obligations and expire in 2014;

•	$121 million to support obligations under the lease agreement for an EFH Corp. office building, and

•	$96 million for miscellaneous credit support requirements.

Nuclear Insurance

Nuclear insurance includes liability coverage, property damage, decontamination and premature decommissioning coverage and accidental outage and/or extra expense coverage. The liability coverage is governed by the Price-Anderson Act (Act), while the property damage, decontamination and premature decommissioning coverage are promulgated by the rules and regulations of the NRC. EFC Holdings intends to maintain insurance against nuclear risks as long as such insurance is available. EFC Holdings is self-insured to the extent that losses (i) are within the policy deductibles, (ii) are not covered per policy exclusions, terms and limitations, (iii) exceed the amount of insurance maintained, or (iv) are not covered due to lack of insurance availability. Such losses could have a material adverse effect on EFC Holdings’ financial condition and its results of operations and cash flows.

With regard to liability coverage, the Act provides financial protection for the public in the event of a significant nuclear generation plant incident. The Act sets the statutory limit of public liability for a single nuclear incident at $12.5 billion and requires nuclear generation plant operators to provide financial protection for this amount. The US Congress could impose revenue-raising measures on the nuclear industry to pay claims exceeding the $12.5 billion limit for a single incident mandated by the Act. As required, EFC Holdings provides this financial protection for a nuclear incident at Comanche Peak resulting in public bodily injury and property damage through a combination of private insurance and industry-wide retrospective payment plans. As the first layer of financial protection, EFC Holdings has $300 million of liability insurance from American Nuclear Insurers (ANI), which provides such insurance on behalf of a major stock insurance company pool, Nuclear Energy Liability Insurance Association. The second layer of financial protection is provided under an industry-wide retrospective payment program called Secondary Financial Protection (SFP).

Under the SFP, in the event of an incident at any nuclear generation plant in the US, each operating licensed reactor in the US is subject to an assessment of up to $117.5 million plus a 3% insurance premium tax, subject to increases for inflation every five years. Assessments are limited to $17.5 million per operating licensed reactor per year per incident. EFC Holdings’ maximum potential assessment under the industry retrospective plan would be $235 million (excluding taxes) per incident but no more than $35 million in any one year for each incident. The potential assessment is triggered by a nuclear liability loss in excess of $300 million per accident at any nuclear facility. The SFP and liability coverage are not subject to any deductibles.

With respect to nuclear decontamination and property damage insurance, the NRC requires that nuclear generation plant license-holders maintain at least $1.1 billion of such insurance and require the proceeds thereof to be used to place a plant in a safe and stable condition, to decontaminate it pursuant to a plan submitted to and approved by the NRC before the proceeds can be used for plant repair or restoration or to provide for premature decommissioning. EFC Holdings maintains nuclear decontamination and property damage insurance for Comanche Peak in the amount of $2.25 billion (subject to $5 million deductible per accident), above which EFC Holdings is self-insured. This insurance coverage consists of a primary layer of coverage of $500 million provided by Nuclear Electric Insurance Limited (NEIL), a nuclear electric utility industry mutual insurance company and $1.75 billion of premature decommissioning coverage also provided by NEIL.

EFC Holdings maintains Accidental Outage Insurance through NEIL to cover the additional costs of obtaining replacement electricity from another source if one or both of the units at Comanche Peak are out of service for more than twelve weeks as a result of covered direct physical damage. The coverage provides for weekly payments of $3.5 million for the first fifty-two weeks and $2.8 million for the next 110 weeks for each outage, respectively, after the initial twelve-week waiting period. The total maximum coverage is $490 million per unit. The coverage amounts applicable to each unit will be reduced to 80% if both units are out of service at the same time as a result of the same accident.

If NEIL’s losses exceeded its reserves for the applicable coverage, potential assessments in the form of a retrospective premium call could be made up to a total of $11.7 million for primary property, $14.1 million for excess property and $8.9 million for accidental outage.

Also, under the NEIL policies, if there were multiple terrorism losses occurring within a one-year time frame, NEIL would make available one industry aggregate limit of $3.2 billion plus any amounts it recovers from other sources up to the limits for each claimant. If terrorism losses occurred beyond the one-year period, a new set of limits and resources would apply.

14.	SHAREHOLDERS’ EQUITY

Successor

Dividend to Parent to Fund Merger—On October 10, 2007, EFC Holdings distributed $21.0 billion to EFH Corp. to provide partial funding of the Merger. EFC Holdings paid no cash distributions to EFH Corp. in 2008 or in the period from October 11, 2007 to December 31, 2007.

Dividend Restrictions—The Second Amended and Restated Articles of Incorporation of EFC Holdings requires that all accrued and unpaid dividends with respect to the outstanding shares of preferred stock of EFC Holdings shall be paid in full before any dividends shall be paid upon or set apart for the shares of common stock.

Except for the preferred stock dividend restriction, there are no restrictions on EFC Holdings’ ability to use its retained earnings or net income to make distributions on its equity. However, EFC Holdings relies on distributions or loans from TCEH to meet its cash requirements, including funding of distributions. The TCEH Senior Secured Facilities and Indenture contain restrictions on TCEH’s ability to make distributions or loans to EFC Holdings. Thus, all of TCEH’s net income, which represents essentially all of EFC Holdings’ net income, is restricted from being used to make distributions or loans to EFC Holdings unless such distributions or loans are expressly permitted under the TCEH Senior Secured Facilities and Indenture. Those agreements generally permit TCEH to make unlimited distributions or loans to its parent companies, EFC Holdings and EFH Corp., for corporate overhead costs, selling, general and administrative expenses, taxes and principal and interest payments. In addition, those agreements contain certain investment and dividend baskets that would allow TCEH to make additional distributions and/or loans to its parent companies up to the amount of such baskets. The TCEH Senior Secured Facilities generally restrict TCEH from making any distribution to any of its parent companies for the ultimate purpose of making a distribution to Texas Holdings unless at the time, and after giving effect to such distribution, TCEH’s consolidated total debt (as defined in the TCEH Senior Secured Facilities) to TCEH’s Adjusted EBITDA would be equal to or less than 6.5 to 1.0.

See Note 19 for discussion of stock-based compensation plans.

Predecessor

Intercompany Settlements and Contributions Related to the Merger—In conjunction with the Merger, EFC Holdings recorded a $4.8 billion reduction in capital as the result of settlement of advances to, notes receivable from, and taxes payable to affiliates, as well as the net capital contribution to EFC Holdings resulting from the contributions of entities and net assets discussed in Note 4.

EFC Holdings’ Preferred Stock—On October 1, 2007, EFC Holdings issued 4,000 shares of its $4.56 Series preferred stock to EFH Corp. in exchange for member interests in EFH Corp. subsidiaries engaged in the development of a lignite coal-fueled generation unit at Sandow.

The holders of preferred stock of EFC Holdings have no voting rights except for changes to the articles of incorporation that would change the rights or preferences of such stock, authorize additional shares of stock or create an equal or superior class of stock. The holders have the right to vote for the election of directors only if certain dividend arrearages exist.

Cash Distributions to Parent—EFC Holdings paid cash distributions to EFH Corp. of $1.135 billion for the period from January 1, 2007 through October 10, 2007 and $858 million in 2006.

Noncash contributions—Under SFAS 123(R), expense related to EFH Corp.’s stock-based incentive compensation awards granted to subsidiaries of EFC Holdings’ employees is accounted for as a noncash capital contribution from EFH Corp. Accordingly, EFC Holdings recorded a credit to its shareholders’ equity of $31 million in the period January 1, 2007 through October 10, 2007 and $21 million for the year ended December 31, 2006. See Note 19 for discussion of stock-based compensation plans.

See Note 1 for discussion of noncash contributions from EFH Corp. related to debt pushed down from EFH Corp. in accordance with SEC SAB Topic 5-J.

15.	COMMODITY AND OTHER DERIVATIVE CONTRACTUAL ASSETS AND LIABILITIES

The following table provides detail of commodity and other derivative contractual assets and liabilities as presented in the balance sheet:

	Successor
	December 31, 2008
	Commodity contracts	Cash flow hedges and other derivatives	Reclassification (a)	Total
Assets:
Current assets	$2,385	$14	$(8)	$2,391
Noncurrent assets	962	—	—	962

Total	$3,347	$14	$(8)	$3,353

Liabilities:
Current liabilities	$2,235	$503	$(8)	$2,730
Noncurrent liabilities	682	1,413	—	2,095

Total	$2,917	$1,916	$(8)	$4,825

Net assets (liabilities)	$430	$(1,902)	$—	$(1,472)

(a)	Represents the effects of reclassification of the assets and liabilities to conform to the balance sheet presentation of current assets and liabilities.

	Successor
	December 31, 2007
	Commodity contracts	Cash flow hedges and other derivatives	Total
Assets:
Current assets	$1,118	$8	$1,126
Noncurrent assets	239	5	244

Total	$1,357	$13	$1,370

Liabilities:
Current liabilities	$1,042	$66	$1,108
Noncurrent liabilities	2,232	220	2,452

Total	$3,274	$286	$3,560

Net assets (liabilities)	$(1,917)	$(273)	$(2,190)

Margin deposit net liabilities of $190 million and net assets of $445 million under master netting arrangements at December 31, 2008 and December 31, 2007, respectively, were not netted with derivative assets and liabilities since EFC Holdings has elected to present the amounts of derivative assets and liabilities on a gross basis in the balance sheet as provided in FSP FIN 39-1.

This presentation can result in significant volatility in commodity contract assets and liabilities because EFC Holdings enters into positions with the same counterparties that result in both assets and liabilities, and the underlying commodity prices can change significantly from period to period.

Commodity Contract Assets and Liabilities

Commodity contract assets and liabilities primarily represent fair values of natural gas and electricity derivative instruments that have not been designated as cash flow hedges or “normal” purchases or sales under

SFAS 133. These instruments are marked-to-market, and the associated unrealized gains and losses are reported in the income statement in net gain (loss) from commodity hedging and trading activities.

A multi-year power sales agreement was entered into with Alcoa Inc. in the 2007 Predecessor period. The agreement was determined to have a “day one” out-of-the-money value of $235 million. The agreement was entered into concurrently with the transfer of an air permit from Alcoa Inc. to an EFC Holdings subsidiary as well as other agreements with Alcoa Inc. that provide, among other things, access to real property and a supply of lignite fuel, all of which provides value to EFC Holdings by providing the right and ability to develop, construct and operate a new lignite coal-fueled generation unit at Sandow. In consideration of this right and ability, the initial out-of-the-money value of the sales agreement, as well as a $29 million out-of-the-money value of a related interim power sales agreement entered into in late 2006, were recorded as part of the construction work-in-process asset balance for the Sandow unit. The out-of-the-money values were recorded as commodity contract liabilities. The contracts were revalued applying the principles of SFAS 157 as part of purchase accounting, and subsequent changes in the value of the contracts continue to be marked-to-market in net income.

Successor results include net “day one” losses of $68 million in the 2008 period and $8 million in the 2007 period, and predecessor results include net “day one” losses of $201 million in the 2007 period, primarily associated with contracts entered into at below market prices. Substantially all of these amounts represent losses associated with related series of transactions involving natural gas financial instruments intended to hedge exposure to future changes in electricity prices. The 2007 predecessor period amount is net of a $30 million “day one” gain associated with a long-term power purchase agreement. The net losses are reported in net gain (loss) from commodity hedging and trading activities.

Other Derivative Assets and Liabilities

Other derivative assets and liabilities primarily represent fair values of interest rate swaps and also include fair values of commodity contracts that have been designated as cash flow hedges.

A significant portion of natural gas derivatives entered into to hedge future changes in electricity prices had previously been designated and accounted for as cash flow hedges. In March 2007, these instruments were dedesignated as cash flow hedges as allowed under SFAS 133, thus becoming subject to mark-to-market accounting in net income as the fair values change. See Note 12 for details of interest rate swaps previously designated as cash flow hedges.

A summary of cash flow hedge and other derivative assets and liabilities follows:

	Successor
	December 31, 2008	December 31, 2007
Current and noncurrent assets:
Interest rate swaps (a)	$(1)	$5
Commodity-related cash flow hedges	15	8

Total	$14	$13

Current and noncurrent liabilities:
Interest rate swaps (a)	$1,908	$285
Commodity-related cash flow hedges	8	1

Total	$1,916	$286

(a)	The 2008 amount includes $1.868 billion in net liabilities related to interest rate hedges on $17.55 billion principal amount of debt and $41 million in net liabilities related to interest rate basis swaps on $13.045 billion principal amount of debt, both entered into after the Merger. As of August 29, 2008, changes in fair value of these swaps are marked-to-market in net income.

Other Cash Flow Hedge Information—EFC Holdings experienced cash flow hedge ineffectiveness of $4 million in net losses in 2008, $111 million in net gains in 2007 (essentially all of which was in the Predecessor period) and $231 million in net gains in 2006. These amounts are pretax and are reported in the income statement in net gain (loss) from commodity hedging and trading activities.

The net effect of recording unrealized mark-to-market gains and losses arising from hedge ineffectiveness (versus recording gains and losses upon settlement) includes the above amounts as well as the effect of reversing unrealized ineffectiveness gains and losses recorded in previous periods to offset realized gains and losses in the current period. Such net unrealized effect totaled $4 million in net losses in the 2008 Successor period, $90 million in net gains in 2007 (essentially all of which was in the Predecessor period) and $239 million in net gains in 2006.

Accumulated other comprehensive income related to cash flow hedges at December 31, 2008 totaled $236 million in net losses (after-tax), substantially all of which relates to interest rate swaps. EFC Holdings expects that $112 million of net losses related to cash flow hedges included in accumulated other comprehensive income as of December 31, 2008 will be reclassified into net income during the next twelve months as the related hedged transactions affect net income.

16.	INVESTMENTS

The balance of investments consists of the following:

	Successor
	December 31, 2008	December 31, 2007
Nuclear decommissioning trust	$385	$484
Assets related to employee benefit plans, including employee savings programs	36	55
Land	42	42
Investment in affiliate holding Capgemini-related assets	17	28
Miscellaneous other	4	4

Total investments	$484	$613

Nuclear Decommissioning Trust

Investments in a trust that will be used to fund the costs to decommission the Comanche Peak nuclear generation plant are carried at fair value. Decommissioning costs are being recovered from Oncor’s customers as a delivery fee surcharge over the life of the plant and deposited in the trust fund. Net gains and losses on investments in the trust fund are offset by a corresponding adjustment to a regulatory asset/liability. A summary of investments in the fund follows:

	Successor
	December 31, 2008
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities	$203	$4	$(14)	$193
Equity securities	181	46	(35)	192

Total	$384	$50	$(49)	$385

	Successor
	December 31, 2007
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities	$193	$3	$(1)	$195
Equity securities	168	129	(8)	289

Total	$361	$132	$(9)	$484

(a)	Includes realized gains and losses of securities sold.

Debt securities held at December 31, 2008 mature as follows: $73 million in one to five years, $33 million in five to ten years and $87 million after ten years.

Assets Related to Employee Benefit Plans

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. EFH Corp. pays the premiums and is the beneficiary of these life insurance policies. As of December 31, 2008 and 2007, the face amount of these policies allocated to subsidiaries of EFC Holdings totaled $109 million and $125 million, and the net cash surrender values totaled $32 million and $38 million, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at fair value.

17.	NOTICE OF TERMINATION OF OUTSOURCING ARRANGEMENTS

In connection with the closing of the Merger, EFH Corp. and TCEH commenced a review, under the change of control provisions, of certain outsourcing arrangements with Capgemini Energy LP (Capgemini), Capgemini America, Inc. and Capgemini North America, Inc. (collectively, CgE). During the fourth quarter of 2008, EFH Corp and TCEH executed a Separation Agreement with CgE. Simultaneous with the execution of that Separation Agreement, Oncor entered into a substantially similar Separation Agreement with CgE. The Separation Agreements principally provide for (i) notice of termination of each of the Master Framework Agreements, dated as of May 17, 2004, as each has been amended, between Capgemini and each of TCEH and Oncor and the related service agreements under each of the Master Framework Agreements and (ii) termination of the joint venture arrangements between EFH Corp. (and its applicable subsidiaries) and CgE. Under the Master Framework Agreements and related services agreements, Capgemini provides to EFC Holdings and its subsidiaries outsourced support services, including information technology, customer care and billing, human resources, procurement and certain finance and accounting activities.

The Separation Agreement acts as a notice of termination under the Master Framework Agreement and the related services agreements. As a result of the “change of control” of EFH Corp. that occurred as a result of the Merger, TCEH had the contractual right to terminate, without penalty, its Master Framework Agreement. TCEH has elected to exercise such right. Consistent with the Master Framework Agreement, to provide for an orderly transition of the services, the Separation Agreements requires that Capgemini provide termination assistance services until the services are transitioned back to TCEH and/or to another service provider. The Separation Agreement provides that the services be transitioned by December 31, 2010 (June 30, 2011, in the case of the information technology services). Each Master Framework Agreement will actually terminate when these termination assistance services are completed. TCEH previously provided a termination notice to Capgemini in respect of human resources services and customer care and revenue management services for TXU Energy.

The Separation Agreements provide for the termination of the joint venture arrangement between EFH Corp. (and its applicable subsidiaries) and CgE. As a result, during the fourth quarter of 2008:

•

EFH Corp. received approximately $70 million in exchange for the termination of a purchase option agreement pursuant to which subsidiaries of EFH Corp. had the right to “put” to Capgemini (and Capgemini had the right to “call” from a subsidiary of EFH Corp.) EFH Corp.’s 2.9% limited partnership interest in Capgemini and the licensed assets upon the expiration of the Master Framework Agreements in 2014 or, in some circumstances, earlier. TCEH received $41 million of such proceeds reflecting its share of the put option value.

•

The parties entered into a mutual release of all claims under the Master Framework Agreement and related services agreements subject to certain defined exceptions, and EFH Corp. received $10 million in settlement of such claims. TCEH received $5.6 million of such proceeds.

The carrying value of TCEH’s share of the purchase option was $98 million prior to the application of purchase accounting (recorded as a noncurrent asset). The effects of the termination of the outsourcing arrangements, including an accrual of $38 million for incremental costs to exit and transition the services, were included in the final purchase price allocation (see Note 2).

18.	PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS

Pension Plan

Subsidiaries of EFC Holdings are participating employers in the EFH Retirement Plan (Retirement Plan), a defined benefit pension plan sponsored by EFH Corp. The Retirement Plan is a qualified pension plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Eligible employees may participate in the Retirement Plan upon their completion of one year of service and the attainment of age 21. All benefits are funded by the participating employers. The Retirement Plan provides benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs. Effective October 1, 2007, all new employees, with the exception of employees hired by Oncor, are not eligible to participate in the Retirement Plan. New hires at Oncor are eligible to participate in the Cash Balance Formula of the Retirement Plan. It is EFH Corp.’s policy to fund the plans on a current basis to the extent deductible under existing federal tax regulations.

Subsidiaries of EFC Holdings also participate in EFH Corp.’s supplemental retirement plans for certain employees, whose retirement benefits cannot be fully earned under the qualified Retirement Plan, the information for which is included below.

Other Postretirement Employee Benefit (OPEB) Plan

Subsidiaries of EFC Holdings participate with EFH Corp. and certain other affiliated subsidiaries of EFH Corp. to offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. For employees retiring on or after January 1, 2002, the retiree contributions required for such coverage vary based on a formula depending on the retiree’s age and years of service.

Pension and OPEB Costs Recognized as Expense

The following details net pension and OPEB costs recognized as expense.

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Pension costs under SFAS 87	$6	$1	$4	$8
OPEB costs under SFAS 106	8	2	9	10

Total benefit costs recognized as expense	$14	$3	$13	$18

Consistent with SFAS 87, EFH Corp. uses the calculated value method to determine the market-related value of the assets held in its trust. EFH Corp. includes the realized and unrealized gains or losses in the market-related value of assets over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan, and investment income and is decreased for benefit payments and expenses for that year.

The pension and OPEB amounts provided represent allocations to subsidiaries of EFC Holdings of amounts related to EFH Corp.’s plans.

Subsidiaries of EFC Holdings have not been allocated any overfunded asset or underfunded liability related to their participation in EFH Corp.’s pension and OPEB plans.

Regulatory Recovery of Pension and OPEB Costs

In 2005, an amendment to PURA relating to EFH Corp.’s pension and OPEB costs was enacted by the Legislature of the State of Texas. This amendment, which was retroactively effective January 1, 2005, provides for the recovery by Oncor of pension and OPEB costs for all applicable former employees of the regulated predecessor integrated electric utility. In addition to Oncor’s active and retired employees, these former employees consist largely of active and retired personnel engaged in TCEH’s activities, related to service of those additional personnel prior to the deregulation and disaggregation of EFH Corp.’s business effective January 1, 2002. Accordingly, Oncor and TCEH entered into an agreement whereby Oncor assumed responsibility for applicable pension and OPEB costs related to those personnel.

Assumed Discount Rate

The discount rates reflected in net pension and OPEB costs are 6.55% for the year ended December 31, 2008, 6.45% for the period October 11, 2007 through December 31, 2007, 5.90% for the period January 1, 2007 through October 10, 2007 and 5.75% for the year ended December 31, 2006. The expected rate of return on plan assets reflected in the 2008 cost amounts is 8.25% for the pension plan and 7.90% for other postretirement benefits.

Pension and OPEB Plan Cash Contributions

Pension plan contributions were $1 million, $358 thousand and $30 thousand in 2008, 2007 and 2006, respectively. OPEB plan contributions were $196 thousand, $1 million and $1 million in 2008, 2007 and 2006, respectively. Estimated funding to EFH Corp. in 2009 of the pension plan and OPEB plan total $1 million and $612 thousand, respectively.

Thrift Plan

Employees of subsidiaries of EFC Holdings may participate in a qualified savings plan, the EFH Thrift Plan (Thrift Plan). This plan is a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. The Thrift Plan included an employee stock ownership component until October 10, 2007. Under the terms of the Thrift Plan, employees who do not earn more than the IRS threshold compensation limit used to determine highly compensated employees may contribute, through pre-tax salary deferrals and/or after-tax applicable payroll deductions, the lesser of 75% of their regular salary or wages or the maximum amount permitted under law. Employees who earn more than such threshold may contribute from 1% to 16% of their regular salary or wages. Employer matching contributions are also made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Retirement Plan. Prior to January 1, 2006, employer matching contributions were invested in EFH Corp. common stock. Effective

January 1, 2006 through the October 10, 2007, employees could reallocate or transfer all or part of their accumulated or future employer matching contributions to any of the plan’s other investment options. As of October 10, 2007, employer matching contributions are made in cash and may be allocated by participants to any of the plan’s investment options.

19.	STOCK-BASED COMPENSATION PLANS

Successor

In December 2007, EFH Corp. established the 2007 Stock Incentive Plan for Key Employees of EFH Corp. and its Affiliates (2007 SIP). Subsidiaries of EFC Holdings bear the costs of EFH Corp.’s 2007 SIP for applicable management personnel engaged in their business activities. Incentive awards under the 2007 SIP may be granted to directors and officers and qualified managerial employees of EFH Corp. or its subsidiaries or affiliates in the form of non-qualified stock options, stock appreciation rights, restricted shares, deferred shares of common stock, the opportunity to purchase shares of common stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of EFH Corp.’s shares of common stock.

Under the terms of the 2007 SIP, options to purchase 14.7 million and 14.1 million shares of EFH Corp. common stock were issued to certain EFC Holdings management employees in 2008 and December 2007, respectively. The options provide the holder the right to purchase EFH Corp. common stock for $5.00 per share. Vested awards must be exercised within 10 years of the grant date. The terms of the options were fixed at grant date.

Stock Options—The stock option awards under the 2007 SIP consist of two types of stock options. One-half of the options awarded vest solely based upon continued employment over a specific period of time, generally five years, with the options vesting ratably on an annual basis over the period (“Time-Based Options”). One-half of the options awarded vest based upon both continued employment and the achievement of a predetermined level of EFH Corp. EBITDA over time, generally ratably over five years based upon annual EBITDA levels, with provisions for vesting if the annual levels are not achieved but cumulative two- or three-year total EBITDA levels are achieved (“Performance-Based Options”). The Performance-Based Options may also vest in part or in full upon the occurrence of certain specified liquidity events. All options remain exercisable for ten years from the date of grant. Prior to vesting, expenses are recorded if the achievement of the EBITDA levels is probable, and amounts recorded are adjusted or reversed if the probability of achievement of such levels changes. Probability of vesting is evaluated at least each quarter.

The fair value of the Time-Based and Performance-Based Options granted was estimated using the Black-Scholes option pricing model and the assumptions noted in the table below.

	Successor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007
Assumptions	Time-Based Options		Performance-Based Options
Expected volatility	30% – 33%	30%	30% – 33%	30%
Expected annual dividend	—	—	—	—
Expected life (in years)	6.0 – 6.5	6.4	5.0 – 7.3	5.4 – 7.4
Risk-free rate	1.51% – 3.41%	3.81%	1.35% – 3.57%	3.92%

The weighted average grant-date fair value of the Time-Based Options granted in 2008 was $1.92 and in December 2007 was $1.92 per option. The grant-date fair value of the Performance-Based Options granted in 2008 and December 2007 ranged from $1.72 to $2.25 and $1.74 to $2.09, respectively, depending upon the performance period.

Compensation expense for Time-Based and Performance-Based Options is based on the grant-date fair value and recognized over the vesting period as employees perform services.

During 2008 and the 2007 Successor period, $5.8 million and less than $60 thousand, respectively, was recognized by EFC Holdings for Time-Based Options, essentially all to expense.

As of December 31, 2008, there was approximately $20.0 million of unrecognized compensation expense related to nonvested Time-Based Options, which is expected to be recognized ratably over a weighted-average period of approximately four years.

Compensation expense for Performance-Based Options is based on the grant date fair value and recognized over the requisite performance and service periods for each tranche of options depending upon the achievement of financial performance, or if certain liquidity events occur, as discussed above. In 2008, Performance Based Option expenses totaled $4.3 million. No amounts were expensed in the 2007 Successor period by EFC Holdings for Performance-Based Options because the performance period for the first tranche of the options did not begin until January 1, 2008.

As of December 31, 2008, there was approximately $21.4 million of unrecognized compensation expense related to nonvested Performance-Based Options, which EFC Holdings could record as an expense over a weighted-average period of approximately four years, subject to the achievement of financial performance being probable. Pursuant to an amendment to the 2007 SIP Plan terms in February 2009, a total of 2.6 million Performance-Based Options related to the period ended December 31, 2008 were declared vested in recognition that the established 2008 EBITDA target was substantially achieved.

Other Share and Share-Based Awards—In 2008, EFH Corp. granted 1.75 million deferred share awards, each of which represents the right to receive one share of EFH Corp. stock, to certain management employees of EFC Holdings who agreed to forego share-based awards that vested at the Merger date. The deferred share awards are fully vested and are payable in cash or stock upon the earlier of change of control or separation of service. No expense was recorded in 2008 related to these awards. An additional 150 thousand deferred share awards were granted to certain management employees of EFC Holdings in 2008, which are payable in cash or stock; these awards vest over periods of two to three years, and $122 thousand in expense was recorded in 2008 to recognize the vesting. The deferred share awards are accounted for as liability awards; therefore, the effects of changes in value of EFH Corp. shares are recognized in earnings.

Predecessor

Prior to the Merger, subsidiaries of EFC Holdings bore the costs of the EFH Corp. shareholder-approved long-term incentive plans for applicable management personnel engaged in their business activities. EFH Corp. provided discretionary awards of performance units to qualified management employees that were payable in its common stock. The awards generally vested over a three year period and the number of shares ultimately earned was based on the performance of EFH Corp.’s stock over the vesting period as compared to peer companies and established thresholds. EFH Corp. established restrictions that limited certain employees’ opportunities to liquidate vested awards.

EFH Corp. determined the fair value of its stock-based compensation awards utilizing a valuation model that took into account three principal factors: expected volatility of the stock price of EFH Corp. and peer group companies, dividend rate of EFH Corp. and peer group companies and the restrictions limiting liquidation of vested stock awards. Based on the fair values determined under this model, EFC Holdings’ reported expense related to the awards totaled $6 million ($4 million after tax) for the period from January 1, 2007 through October 10, 2007 and $9 million ($6 million after-tax) in 2006. The number of awards granted, net of forfeitures, totaled 37 thousand for the period from January 1, 2007 through October 10, 2007 and 185 thousand in 2006.

With respect to awards to personnel engaged in subsidiaries of EFC Holdings’ activities, the fair value of awards that vested in the period from January 1, 2007 through October 10, 2007 totaled $152 million and for the year ended December 31, 2006 totaled $50 million based on the vesting date share prices.

20.	FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies in situations where other accounting pronouncements either permit or require fair value measurements, including purchase accounting and impairment testing of goodwill, indefinite-lived intangible assets and long-lived assets. SFAS 157 does not require any new fair value measurements. However, SFAS 157 supersedes a previous accounting rule that prohibited the recognition of day one gains or losses on derivative instruments unless the fair value of those instruments were derived from an observable market price. Additionally, SFAS 157 requires an entity to take its own credit risk (nonperformance risk) into consideration when measuring the fair value of liabilities. EFC Holdings adopted SFAS 157 effective with the closing of the Merger.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. With the adoption of SFAS 157, EFC Holdings uses a “mid-market” valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of its assets and liabilities subject to fair value measurement under SFAS 133 and other accounting rules that require such measurement on a recurring basis. EFC Holdings primarily uses the market approach for recurring fair value measurements and uses valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

EFC Holdings categorizes its assets and liabilities recorded at fair value based upon the following fair value hierarchy established by SFAS 157:

•

Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. EFC Holdings’ Level 1 assets and liabilities normally include exchange traded commodity contracts. For example, EFC Holdings has a significant number of derivatives that are NYMEX futures and swaps transacted through clearing brokers for which the pricing is actively quoted.

•

Level 2 valuations use inputs other than actively quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. EFC Holdings’ Level 2 assets and liabilities utilize over the counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs. For example, EFC Holdings’ Level 2 assets and liabilities include forward commodity positions at locations for which over-the-counter broker quotes are available.

•

Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. EFC Holdings uses the most meaningful information available from the market combined with its own internally developed valuation methodologies to develop its best estimate of fair value. For example, certain derivative assets or liabilities are derived from pricing models that utilize multiple inputs to the valuations, including inputs that are not observable or easily corroborated through other means.

EFC Holdings utilizes several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis. These methods include, among others, the use of broker quotes and statistical relationships between different price curves.

In utilizing broker quotes, EFC Holdings attempts to obtain multiple quotes from brokers that are active in the commodity markets in which it participates (and requires at least one quote from two brokers to determine a pricing input as observable); however, not all pricing inputs are quoted by brokers. The number of broker quotes that EFC Holdings receives for certain pricing inputs varies depending on the depth of the trading market, each individual broker’s publication policy, recent trading volume shifts and various other factors. Broker quotes received are generally reliable estimates of actively traded markets. In addition, for valuation of interest rate hedges, EFC Holdings uses a combination of dealer provided market valuations (generally non-binding) and Bloomberg valuations based on month-end interest rate curves and standard rate swap valuation models.

Certain derivatives and financial instruments are valued utilizing option pricing models that take into consideration multiple inputs including commodity prices, volatility factors, discount rates and other inputs. Additionally, when there is not a sufficient amount of observable market data, valuation models are developed that incorporate proprietary views of market factors. Those valuation models are generally used in developing long-term forward price curves for certain commodities. EFC Holdings believes that development of such curves is consistent with industry practice; however, the fair value measurements resulting from such curves are classified as Level 3.

With respect to amounts presented in the following fair value hierarchy table, the fair value measurement of an asset or liability (e.g. a contract) is required under SFAS 157 to fall in its entirety in one level, based on the lowest level input that is significant to the fair value measurement. Certain assets and liabilities would be classified in Level 2 instead of Level 3 of the hierarchy except for the effects of credit reserves and non-performance risk adjustments, respectively. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability being measured.

At December 31, 2008, assets and liabilities measured at fair value on a recurring basis consisted of the following:

	Successor
	Level 1	Level 2	Level 3 (a)	Total
Assets:
Commodity-related contracts	$1,010	$2,061	$283	$3,354
Interest rate swaps	—	(1)	—	(1)
Nuclear decommissioning trust (b)	109	276	—	385

Total assets	$1,119	$2,336	$283	$3,738

Liabilities:
Commodity-related contracts	$1,288	$1,274	$355	$2,917
Interest rate swaps	—	1,908	—	1,908

Total liabilities	$1,288	$3,182	$355	$4,825

(a)	Level 3 assets and liabilities consist primarily of more complex long-term power purchases and sales agreements, including longer-term wind and other power purchase and sales contracts and certain natural gas positions in the long-term hedging program.
(b)	EFC Holdings’ nuclear decommissioning trust investment is included in the Investments line on the balance sheet.

At December 31, 2007, assets and liabilities measured at fair value on a recurring basis consisted of the following:

	Level 1	Level 2	Level 3	Reclassification (a)	Total
Assets:
Commodity-related contracts	$511	$683	$148	$23	$1,365
Interest rate swaps	—	5	—	—	5
Nuclear decommissioning trust (b)	165	319	—	—	484

Total assets	$676	$1,007	$148	$23	$1,854

Liabilities:
Commodity-related contracts	$559	$2,372	$321	$23	$3,275
Interest rate swaps	—	285	—	—	285

Total liabilities	$559	$2,657	$321	$23	$3,560

(a)	Represents the effects of reclassification of the assets and liabilities to conform to the balance sheet presentation of current and long-term assets and liabilities.
(b)	EFC Holdings’ nuclear decommissioning trust investment is included in the Investments line on the balance sheet.

Commodity-related contracts consist primarily of natural gas and electricity derivative instruments entered into for hedging purposes and include physical contracts that have not been designated “normal” purchases or sales under SFAS 133.

Interest rate swaps consist largely of variable-to-fixed rate swap instruments that are economic hedges of interest on long-term debt, as well as interest rate basis swaps designed to further reduce fixed borrowing costs. See Note 12 for discussion of interest rate swaps.

Nuclear decommissioning trust assets represent securities held for the purpose of funding the future retirement and decommissioning of EFC Holdings’ nuclear generation units. These investments include equity, debt and other fixed-income securities consistent with investment rules established by the NRC and the PUCT.

The following table presents the changes in fair value of EFC Holdings’ Level 3 assets and liabilities (all related to commodity contracts) for the year ended December 31, 2008 and the period from October 11, 2007 through December 31, 2007:

	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007
Balance at December 31, 2008 and October 11, 2007, respectively (net liability)	$(173)	$(133)
Total realized and unrealized gains (losses) (a):
Included in net income (loss)	(12)	(112)
Included in other comprehensive income	7	7
Purchases, sales, issuances and settlements (net) (b)	(13)	14
Net transfers in and/or out of Level 3 (c)	119	51

Balance at end of period (net liability)	$(72)	$(173)

Net change in unrealized gains (losses) included in net income relating to instruments held at end of period (d)	$85	$(70)

(a)	Substantially all changes in values of commodity-related contracts are reported in the income statement in net gain (loss) from commodity hedging and trading activities.
(b)	Settlements represent reversals of unrealized mark-to-market valuations of these positions previously recognized in net income. Generally, purchases have no value at inception and subsequent changes in value from these transactions are reflected in unrealized gains and losses. Issuances represent new transactions valued at the assessment date.
(c)	Includes transfers due to changes in the observability of significant inputs. Transfers in are assumed to transfer in at the beginning of the quarter and transfers out at the end of the quarter, which is when the assessments were performed. Any changes in value during the period are reported as unrealized gains and losses in net gain (loss) from commodity hedging and trading activities.
(d)	Includes unrealized gains and losses related to the periods in which the instrument was classified as a Level 3 asset or liability.

21.	FAIR VALUE OF NONDERIVATIVE FINANCIAL INSTRUMENTS

The carrying amounts and related estimated fair values of significant nonderivative financial instruments were as follows:

	Successor
	December 31, 2008		December 31, 2007
	Carrying Amount	Fair Value (a)	Carrying Amount	Fair Value (a)
On balance sheet assets (liabilities):
Long-term debt (including current maturities) (b)	$(31,666)	$(21,724)	$(30,803)	$(30,487)

Off balance sheet assets (liabilities):
Financial guarantees	$—	$(3)	$—	$(1)

(a)	Fair value determined in accordance with SFAS 157.
(b)	Excludes capital leases.

See Note 15 for discussion of accounting for financial instruments that are derivatives.

22.	RELATED–PARTY TRANSACTIONS

The following represent the significant related-party transactions of EFC Holdings:

•

TCEH incurs electricity delivery fees charged by Oncor. These fees totaled $1.0 billion for the year ended December 31, 2008, $209 million for the period from October 11, 2007 through December 31, 2007, $827 million for the period from January 1, 2007 through October 10, 2007 and $1.1 billion for the year ended December 31, 2006.

•

Oncor’s bankruptcy-remote financing subsidiary has issued securitization bonds to recover generation-related regulatory assets through a transition surcharge to its customers. Oncor’s incremental income taxes related to the transition surcharges it collects are being reimbursed by TCEH. Therefore, EFC Holdings’ financial statements reflect a noninterest bearing note payable to Oncor of $289 million ($35 million reported as current liabilities) at December 31, 2008 and $323 million ($34 million reported as current liabilities) at December 31, 2007.

•

TCEH reimburses Oncor for interest expense on Oncor’s bankruptcy-remote financing subsidiary’s securitization bonds. This interest expense totaled $46 million for the year ended December 31, 2008, $11 million for the period from October 11, 2007 through December 31, 2007, $38 million for the period from January 1, 2007 through October 10, 2007 and $52 million for the year ended December 31, 2006.

•

Current and noncurrent advances to parent totaled $3.6 billion at December 31, 2006 ($700 million reported as noncurrent). The average daily balances of the advances to parent totaled $4.2 billion for the period from January 1, 2007 through October 10, 2007 and $2.8 billion for the year ended December 31, 2006. Interest income earned on the advances totaled $205 million for the period from January 1, 2007 through October 10, 2007, and $154 million for the year ended December 31, 2006. The weighted average annual interest rates were 6.3% for the period from January 1, 2007 through October 10, 2007 and 5.4% for the year ended December 31, 2006. See Note 14 regarding the settlement of these advances in conjunction with the Merger.

•

In December 2005, EFC Holdings received a $1.5 billion note from EFH Corp. in partial settlement of outstanding advances to parent. EFH Corp. settled the note in connection with the Merger (see Note 14). The note carried interest at a rate based on the weighted average cost of EFC Holdings’ short-term borrowings. Interest income related to this note totaled $71 million for the period from January 1, 2007 through October 10, 2007 and $82 million for the year ended December 31, 2006.

•

Notes receivable from EFH Corp. are payable to EFC Holdings on demand and arise from borrowings used for the working capital and general corporate purposes of EFH Corp. The notes totaled $584 million and $25 million at December 31, 2008 and 2007, respectively. In November 2008, EFH Corp. repaid $253 million of such notes, which related to payments of principal and interest on EFH Corp. debt, in connection with distributions received by EFH Corp. from the sale of minority interests in Oncor. The average daily balance of the notes for the year ended December 31, 2008 was $410 million and from the first issuance date in November 2007 until December 31, 2007 was $20 million. The notes carry interest at a rate based on the one-month LIBOR rate plus 5.00%, and interest income totaled $32 million for the year ended December 31, 2008 and $257 thousand for the period from October 11, 2007 through December 31, 2007.

•

An EFH Corp. subsidiary charges subsidiaries of EFC Holdings for financial, accounting, environmental and other administrative services at cost. These costs, which are primarily reported in SG&A expenses, totaled $66 million for the year ended December 31, 2008, $16 million for the period from October 11, 2007 through December 31, 2007, $45 million for the period from January 1, 2007 through October 10, 2007 and $65 million for the year ended December 31, 2006.

•

Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility, reported in investments on EFC Holdings’ balance sheet, is funded by a delivery fee surcharge billed to REPs by Oncor and remitted to TCEH, with the intent that the trust fund assets will be sufficient to fund the decommissioning liability, reported in noncurrent liabilities on EFC Holdings’ balance sheet. Income and expenses associated with the trust fund and the decommissioning liability incurred by EFC Holdings are offset by a net change in the intercompany receivable/payable with Oncor, which in turn results in a change in the net regulatory asset/liability. At December 31, 2008, the excess of the decommissioning liability over the trust fund balance resulted in a regulatory asset of $127 million. At December 31, 2007, the excess of the trust fund balance over the estimated decommissioning liability resulted in a regulatory liability of $13 million.

•

TCEH had posted cash collateral of $15 million as of December 31, 2008 and 2007 to Oncor related to interconnection agreements for three generation units being developed by TCEH. The collateral is reported in EFC Holdings’ balance sheet in other current assets.

•

EFC Holdings has a 53.1% limited partnership interest, with a carrying value of $17 million and $28 million at December 31, 2008 and 2007, respectively, in an EFH Corp. subsidiary holding software and other computer-related assets. Equity losses related to this interest totaled $10 million for the year ended December 31, 2008, $2 million for the period from October 11, 2007 through December 31, 2007, $5 million for the period from January 1, 2007 through October 10, 2007, and $10 million for the year ended December 31, 2006. These losses primarily represent amortization of software assets held by the subsidiary. The equity losses are reported as other deductions.

•

EFH Corp. files a consolidated federal income tax return; however, EFC Holdings’ federal income tax and Texas margin tax expense and related balance sheet amounts, including income taxes payable to or receivable from EFH Corp., are recorded as if the entity is a stand-alone corporation. As a result, EFC Holdings had an income tax payable to EFH Corp. of $33 million at December 31, 2008 and an income tax receivable of $211 million at December 31, 2007.

•

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s credit rating downgrade to below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, as of December 31, 2008 and 2007, TCEH had posted a letter of credit in the amount of $13 million and $14 million, respectively, for the benefit of Oncor.

•

Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. As part of this stipulation, TCEH will post a letter of credit in an amount equal to $170 million to secure TXU Energy’s payment obligations to Oncor if two or more of Oncor’s credit ratings are below investment grade.

•

At the closing of the Merger, TCEH entered into the TCEH Senior Secured Facilities with a syndicate of financial institutions and other lenders. This syndicate included affiliates of GS Capital Partners (a member of the Sponsor Group). In November and December 2007, TCEH offered the TCEH Notes. Affiliates of GS Capital Partners served as initial purchasers in such offerings. Affiliates of GS Capital Partners have from time to time engaged in commercial banking and financial advisory transactions with EFC Holdings in the normal course of business.

•	Affiliates of GS Capital Partners are party to certain commodity and interest rate hedging transactions with EFC Holdings in the normal course of business.

•	From time to time affiliates of the Sponsor Group may acquire debt or debt securities issued by EFC Holdings or its subsidiaries in open market transactions or through loan syndications.

See Note 4 for contributions of entities and net assets to EFC Holdings, Note 11 for information regarding the accounts receivable securitization program and related subordinated notes receivable from TXU Receivables Company, Note 12 for guarantees and push-down of certain EFH Corp. debt, Note 14 for cash distributions to EFH Corp. and Note 18 for the assumption by Oncor of certain EFC Holdings pension and OPEB costs.

23.	SUPPLEMENTARY FINANCIAL INFORMATION

Interest Expense and Related Charges

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Interest	$2,865	$649	$360	$357
Unrealized mark-to-market net loss on interest rate swaps	1,477	—	—	—
Amortization of debt fair value discount resulting from purchase accounting	19	5	—	—
Amortization of debt discount and issuance costs	130	56	10	7
Interest capitalized in accordance with SFAS 34	(304)	(58)	(41)	(30)

Total interest expense and related charges	$4,187	$652	$329	$334

Restricted Cash

	Successor
	At December 31, 2008		At December 31, 2007
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Amounts related to TCEH’s senior secured letter of credit facility (See Note 12)	$—	$1,250	$—	$1,250
Pollution control revenue bond funds held by trustee (See Note 12)	—	—	—	29
Amounts related to margin deposits held	4	—	—	—

Total restricted cash	$4	$1,250	$—	$1,279

Inventories by Major Category

	Successor
	December 31, 2008	December 31, 2007
Materials and supplies	$134	$121
Fuel stock	162	138
Natural gas in storage	65	93

Total inventories	$361	$352

Property, Plant and Equipment

	Successor
	December 31, 2008	December 31, 2007
Generation	$16,842	$16,981
Other assets	126	109

Total	16,968	17,090
Less accumulated depreciation	1,270	242

Net of accumulated depreciation	15,698	16,848
Construction work in progress	4,771	3,246
Nuclear fuel (net of accumulated amortization of $235 and $47)	433	451

Property, plant and equipment—net	$20,902	$20,545

Assets related to capitalized leases included above totaled $167 million at December 31, 2008 and $161 million at December 31, 2007, net of accumulated depreciation.

Asset Retirement Obligations

These liabilities primarily relate to nuclear generation plant decommissioning, land reclamation related to lignite mining, removal of lignite/coal-fueled plant ash treatment facilities and generation plant asbestos removal and disposal costs. There is no earnings impact with respect to the recognition of the asset retirement costs for nuclear decommissioning, as all costs are recoverable through the regulatory process as part of Oncor’s rates.

The following table summarizes the changes to the asset retirement liability, reported in other noncurrent liabilities and deferred credits in the balance sheet, during the years ended December 31, 2008 and 2007:

Asset retirement liability at January 1, 2007	$585
Additions:
Accretion—January 1, 2007 through October 10, 2007	29
Accretion—October 11, 2007 through December 31, 2007	11
Purchase accounting adjustment	176
Reductions:
Mining reclamation cost adjustments	(2)
Mining reclamation payments—January 1, 2007 through October 10, 2007	(19)
Mining reclamation payments—October 11, 2007 through December 31, 2007	(7)

Asset retirement liability at December 31, 2007	$773

Additions:
Accretion	48
Incremental mining reclamation costs	59
Reductions:
Payments, essentially all mining reclamation	(21)

Asset retirement liability at December 31, 2008	$859

Other Noncurrent Liabilities and Deferred Credits

The balance of other noncurrent liabilities and deferred credits consists of the following:

	Successor
	December 31, 2008	December 31, 2007
Unfavorable purchase and sales contracts	$727	$751
Uncertain tax positions (including accrued interest)	861	798
Asset retirement obligations	859	773
Retirement plan and other employee benefits	56	50
Other	25	52

Total other noncurrent liabilities and deferred credits	$2,528	$2,424

Unfavorable Purchase and Sales Contracts—Unfavorable purchase and sales contracts primarily represent the extent to which contracts on a net basis were unfavorable to market prices as of the date of the Merger. These are contracts for which: 1) TCEH has made the “normal” purchase or sale election allowed or 2) the contract did not meet the definition of a derivative under SFAS 133. Under purchase accounting, TCEH recorded the value as of October 10, 2007 as a deferred credit. Amortization of the deferred credit related to unfavorable contracts is primarily on a straight-line basis, which approximates the economic realization, and is recorded as revenues or a reduction of purchased power costs as appropriate. The amortization amount totaled $30 million in 2008 and $5 million in the 2007 Successor period. Favorable purchase and sales contracts are recorded as intangible assets (see Note 3).

The estimated amortization of unfavorable purchase and sales contracts for each of the five succeeding fiscal years from December 31, 2008 is as follows:

Year	Successor Amount
2009	27
2010	27
2011	27
2012	27
2013	26

Supplemental Cash Flow Information

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Cash payments related to:
Interest paid	$2,588	$283	$364	$364
Capitalized interest	(304)	(58)	(41)	(30)

Interest paid (net of capitalized interest)	2,284	225	323	334
Income taxes	(240)	—	909	24
Noncash investing and financing activities:
Below market values of power sales agreements (a)	—	—	264	—
Noncash contribution from EFH Corp. related to Merger financing and other activities	—	301	—	—
Noncash contribution from EFH Corp. related to the debt pushdown	—	(2,182)	—	—
Noncash contribution from EFH Corp. related to payment of interest on debt push-down (b)	140	24	—	—
Promissory note issued in conjunction with acquisition of mining-related assets	—	—	65	—
Capital leases	16	16	59	—
Purchase accounting adjustment	(51)	—	—	—
Noncash contribution related to EFH Corp. stock-based compensation	10	—	6	9
Noncash construction expenditures (c)	132	129	134	57
Noncash contribution related to allocated pension adjustment	—	—	8	65

(a)	Multi-year power sales agreement entered into with Alcoa Inc. and recorded as part of the construction work-in-process asset balance for the Sandow 5 coal-fueled generation unit.
(b)	Amount is net of tax.
(c)	Represents end-of-period accruals.

24.	SUPPLEMENTAL GUARANTOR CONDENSED FINANCIAL INFORMATION

On October 31, 2007 and November 29, 2007, TCEH and TCEH Finance, as Co-Issuers, refinanced the entire $6.75 billion Senior Unsecured Interim Facility obtained to finance the Merger with $3.0 billion 10.25% Senior Notes Due 2015, $2.0 billion 10.25% Series B Senior Notes due 2015 and $1.75 billion 10.50%/11.25%

Senior Toggle Notes due 2016 (the TCEH Notes). The TCEH Notes are unconditionally guaranteed by EFC Holdings and by each subsidiary that guarantees the TCEH Senior Secured Facilities (collectively, the Guarantors). The guarantees issued by the Guarantors are full and unconditional, joint and several guarantees of the TCEH Notes. The guarantees rank equally with any senior unsecured indebtedness of the Guarantors and rank effectively junior to all of the secured indebtedness of the Guarantors to the extent of the assets securing that indebtedness. All other subsidiaries of EFC Holdings, either direct or indirect, do not guarantee the TCEH Notes (collectively the Non-Guarantors). The TCEH Indenture contains certain restrictions, subject to certain exceptions, on EFC Holdings’ ability to pay dividends or make investments.

The following tables have been prepared in accordance with Regulation S-X Rule 3-10, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered” in order to present the condensed consolidating statements of income and the condensed consolidating statements of cash flows of EFC Holdings (Parent), TCEH (Issuer), the Guarantors and the Non-Guarantors for the year ended December 31, 2008, the period from October 11, 2007 through December 31, 2007, the period from January 1, 2007 through October 10, 2007 and the year ended December 31, 2006 and the condensed consolidating balance sheets as of December 31, 2008 and 2007 of the Parent, Issuer, the Guarantors and the Non-Guarantors. The presentations reflect the application of SEC Staff Accounting Bulletin Topic 5J, Push Down Basis of Accounting Required in Certain Limited Circumstances, including the push down of $2.250 billion of the EFH Corp. Notes to the Parent Guarantor and the TCEH Notes and the TCEH Senior Secured Facilities to the Other Guarantors. TCEH Finance’s sole function is to be the co-issuer of the TCEH Notes; therefore, it has no other independent assets, liabilities or operations (see Notes 12 and 13).

EFC Holdings (parent entity) received dividends from its consolidated subsidiaries totaling $1.135 billion and $1.144 billion for the period from January 1, 2007 through October 10, 2007 and for the year ended December 31, 2006, respectively. No dividends were received in 2008 or for the period from October 11, 2007 through December 31, 2007 (see Note 14).

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Statements of Income (Loss)

Year Ended December 31, 2008

(millions of dollars)

	Successor
	Parent Guarantor	Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$9,787	$—	$—	$9,787
Fuel, purchased power costs and delivery fees	—	—	(5,600)	—	—	(5,600)
Net gain (loss) from commodity hedging and trading activities	—	1,500	684	—	—	2,184
Operating costs	—	—	(677)	—	—	(677)
Depreciation and amortization	—	—	(1,092)	—	—	(1,092)
Selling, general and administrative expenses	—	—	(680)	—	—	(680)
Franchise and revenue-based taxes	1	—	(110)	—	—	(109)
Impairment of goodwill	—	(8,000)	—	—	—	(8,000)
Other income	—	—	35	—	—	35
Other deductions	—	25	(1,288)	—	—	(1,263)
Interest income	4	287	636	—	(868)	59
Interest expense and related charges	(275)	(4,756)	(2,318)	—	3,162	(4,187)

Loss before income taxes	(270)	(10,944)	(623)	—	2,294	(9,543)

Income tax benefit	93	962	247	—	(798)	504

Equity earnings (losses) of subsidiaries	(8,862)	1,120	—	—	7,742	—

Net income (loss)	$(9,039)	$(8,862)	$(376)	$—	$9,238	$(9,039)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Statements of Income

Period from October 11, 2007 through December 31, 2007

(millions of dollars)

	Successor
	Parent Guarantor	Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$1,671	$—	$—	$1,671
Fuel, purchased power costs and delivery fees	—	—	(852)	—	—	(852)
Net loss from commodity hedging and trading activities	—	(858)	(634)	—	—	(1,492)
Operating costs	—	—	(124)	—	—	(124)
Depreciation and amortization	—	—	(314)	—	(1)	(315)
Selling, general and administrative expenses	—	—	(152)	—	(1)	(153)
Franchise and revenue-based taxes	—	—	(30)	—	—	(30)
Other income	—	—	2	—	—	2
Other deductions	—	—	(5)	—	—	(5)
Interest income	6	57	189	—	(243)	9
Interest expense and related charges	(72)	(813)	(619)	—	852	(652)

Loss before income taxes	(66)	(1,614)	(868)	—	607	(1,941)

Income tax benefit	23	563	301	—	(212)	675

Equity losses of subsidiaries	(1,223)	(172)	—	—	1,395	—

Net loss	$(1,266)	$(1,223)	$(567)	$—	$1,790	$(1,266)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Statements of Income

Period from January 1, 2007 through October 10, 2007

(millions of dollars)

	Predecessor
	Parent Guarantor	Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$6,884	$—	$—	$6,884
Fuel, purchased power costs and delivery fees	—	—	(3,209)	—	—	(3,209)
Net loss from commodity hedging and trading activities	—	(270)	(284)	—	—	(554)
Operating costs	—	—	(471)	—	—	(471)
Depreciation and amortization	—	—	(253)	—	—	(253)
Selling, general and administrative expenses	—	—	(452)	—	—	(452)
Franchise and revenue-based taxes	—	—	(81)	(1)	(1)	(83)
Other income	1	—	23	35	—	59
Other deductions	—	—	20	—	—	20
Interest income	210	286	347	18	(549)	312
Interest expense and related charges	(192)	(622)	(65)	—	550	(329)

Income (loss) before income taxes	19	(606)	2,459	52	—	1,924

Income tax (expense) benefit	(2)	247	(842)	(19)	(2)	(618)

Equity earnings of subsidiaries	1,289	1,617	—	15	(2,921)	—

Net income	$1,306	$1,258	$1,617	$48	$(2,923)	$1,306

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Statements of Income

Year Ended December 31, 2006

(millions of dollars)

	Predecessor
	Parent Guarantor	Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$9,396	$—	$—	$9,396
Fuel, purchased power costs and delivery fees	—	—	(3,929)	—	—	(3,929)
Net gain (loss) from commodity hedging and trading activities	—	(58)	211	—	—	153
Operating costs	—	—	(605)	—	—	(605)
Depreciation and amortization	—	—	(334)	—	—	(334)
Selling, general and administrative expenses	—	—	(533)	—	—	(533)
Franchise and revenue-based taxes	—	—	(126)	(1)	—	(127)
Other income	—	—	31	47	—	78
Other deductions	—	1	(211)	—	—	(210)
Interest income	206	221	283	20	(478)	252
Interest expense and related charges	(136)	(616)	(77)	—	495	(334)

Income (loss) before income taxes	70	(452)	4,106	66	17	3,807

Income tax (expense) benefit	(17)	160	(1,420)	(31)	2	(1,306)

Equity earnings of subsidiaries	2,448	2,686	—	24	(5,158)	—

Net income	$2,501	$2,394	$2,686	$59	$(5,139)	$2,501

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

at December 31, 2008

(millions of dollars)

	Successor
	Parent Guarantor	Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$475	$4	$—	$—	$479
Investments held in money market fund	—	142	—	—	—	142
Restricted cash	—	—	4	—	—	4
Advances to affiliates	4	—	4,283	—	(4,287)	—
Trade accounts receivable—net	—	—	994	—	—	994
Notes receivable from parent	—	597	—	—	(13)	584
Income taxes receivable from parent	—	156	—	—	(156)	—
Inventories	—	—	361	—	—	361
Commodity and other derivative contractual assets	—	223	2,168	—	—	2,391
Accumulated deferred income taxes	—	12	9	—		21
Margin deposits related to commodity positions	—	—	439	—	—	439
Other current assets	—	6	80	—	—	86

Total current assets	4	1,611	8,342	—	(4,456)	5,501

Restricted cash	—	1,250	—	—	—	1,250
Investments	(2,653)	19,693	482	—	(17,038)	484
Property, plant and equipment—net	—	—	20,902	—	—	20,902
Goodwill	—	10,322	—	—	—	10,322
Intangible assets—net	—	—	2,774	—	—	2,774
Commodity and other derivative contractual assets	—	429	533	—	—	962
Accumulated deferred income taxes	7	905	—	—	(912)	—
Unamortized debt issuance costs and other noncurrent assets	55	620	698	—	(568)	805

Total assets	$(2,587)	$34,830	$33,731	—	$(22,974)	$43,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$—	$900	$900	$—	$(900)	$900
Advances from affiliates	—	4,287	—	—	(4,287)	—
Long-term debt due currently	8	165	261	—	(165)	269
Trade accounts payable—nonaffiliates	—	—	1,000	—	—	1,000
Notes or other liabilities due to affiliates	16	61	107	—	(13)	171
Commodity and other derivative contractual liabilities	—	637	2,093	—	—	2,730
Margin deposits related to commodity positions	—	487	436	—	(398)	525
Accrued income taxes payable to parent	—	—	189	—	(156)	33
Accrued taxes other than income	—	—	70	—	—	70
Accrued interest	44	297	221	—	(208)	354
Other current liabilities	—	29	251	—	(5)	275

Total current liabilities	68	6,863	5,528	—	(6,132)	6,327

Accumulated deferred income taxes	—	—	6,154	—	(912)	5,242
Commodity and other derivative contractual liabilities	—	1,549	546	—	—	2,095
Notes or other liabilities due affiliates	—	—	254	—	—	254
Long-term debt, less amounts due currently	2,347	29,020	27,831	—	(27,642)	31,556
Other noncurrent liabilities and deferred credits	—	52	2,477	—	(1)	2,528

Total liabilities	2,415	37,484	42,790	—	(34,687)	48,002

Shareholders’ equity	(5,002)	(2,654)	(9,059)	—	11,713	(5,002)

Total liabilities and shareholders’ equity	$(2,587)	$34,830	$33,731	$—	$(22,974)	$43,000

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

at December 31, 2007

(millions of dollars)

	Successor
	Parent Guarantor	Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$207	$8	$—	$—	$215
Advances to parent	—	—	5,520	—	(5,520)	—
Trade accounts receivable—net	—	1	826	—	—	827
Income taxes receivable from parent	21	41	362	—	(213)	211
Accounts receivable from affiliates	82	92	—	—	(174)	—
Notes receivable from parent	—	25	—	—	—	25
Inventories	—	—	352	—	—	352
Commodity and other derivative contractual assets	—	16	1,110	—	—	1,126
Accumulated deferred income taxes	1	—	102	—	(85)	18
Margin deposits related to commodity positions	—	308	205	—	—	513
Other current assets	1	1	69	—	2	73

Total current assets	105	691	8,554	—	(5,990)	3,360

Restricted cash	—	1,279	—	—	—	1,279
Investments	6,217	21,050	611	—	(27,265)	613
Property, plant and equipment—net	—	—	20,545	—	—	20,545
Goodwill	—	18,060	—	—	—	18,060
Intangible assets—net	—	—	4,137	—	—	4,137
Commodity and other derivative contractual assets	—	3	241	—	—	244
Accumulated deferred income taxes	19	646	—	—	(665)	—
Other noncurrent assets	66	735	791	—	(678)	914

Total assets	$6,407	$42,464	$34,879	$—	$(34,598)	$49,152

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$—	$438	$438	$—	$(438)	$438
Advances from affiliates	—	5,520	—	—	(5,520)	—
Long-term debt due currently	7	167	193	—	(165)	202
Trade accounts payable—nonaffiliates	—	—	754	—	—	754
Notes or other liabilities due to affiliates	—	—	299	—	(174)	125
Commodity and other derivative contractual liabilities	—	67	1,041	—	—	1,108
Margin deposits related to commodity positions	—	—	5	—	—	5
Accrued taxes	—	—	56	—	—	56
Accumulated deferred income taxes	—	85	—	—	(85)	—
Accrued interest	44	340	332	—	(323)	393
Other current liabilities	—	33	214	—	(6)	241

Total current liabilities	51	6,650	3,332	—	(6,711)	3,322

Accumulated deferred income taxes	—	—	6,565	—	(665)	5,900
Commodity and other derivative contractual liabilities	—	1,452	1,000	—	—	2,452
Notes or other liabilities due affiliates	—	—	289	—	—	289
Long-term debt, less amounts due currently	2,353	28,141	27,044	—	(26,776)	30,762
Other noncurrent liabilities and deferred credits	—	4	2,420	—	—	2,424

Total liabilities	2,404	36,247	40,650	—	(34,152)	45,149

Shareholders’ equity	4,003	6,217	(5,771)	—	(446)	4,003

Total liabilities and shareholders’ equity	$6,407	$42,464	$34,879	$—	$(34,598)	$49,152

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Cash Flows

Year Ended December 31, 2008

(millions of dollars)

	Successor
	Parent Guarantor	Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Cash flows—operating activities:
Net loss	$(9,039)	$(8,862)	$(376)	$—	$9,238	$(9,039)
Adjustments to reconcile loss to cash used in operating activities:
Equity in (earnings) losses of subsidiaries	8,862	(1,120)	—	—	(7,742)	—
Depreciation and amortization	12	14	1,523	—	—	1,549
Deferred income tax benefit—net	—	(243)	(134)	—	—	(377)
Impairment of goodwill	—	8,000	—	—	—	8,000
Impairment of trade name intangible asset	—	—	481	—	—	481
Effect of Parent’s payment of interest on pushed down debt	251	—	2,302	—	(2,302)	251
Net effect of unrealized loss on mark-to-market valuations of commodity positions	—	(1,571)	(758)	—	—	(2,329)
Unrealized net loss on mark-to-market valuations of interest rate swaps	—	1,477	—	—	—	1,477
Impairment of emission allowances intangible assets	—	—	501	—	—	501
Impairment of natural gas-fueled generation plants	—	—	229	—	—	229
Charge related to Lehman bankruptcy	—	(25)	51	—	—	26
Other, net	—	66	77	—	—	143
Net change in operating assets and liabilities:
Margin deposits—net	—	795	(200)	—	—	595
Other	(89)	2,292	(2,900)	—	847	150

Cash provided by (used in) operating activities	(3)	823	796	—	41	1,657

Cash flows—financing activities:
Issuances of long-term debt	—	1,685	—	—	—	1,685
Retirements/repurchases of long-term debt	(7)	(824)	(29)	—	—	(860)
Change in short-term bank borrowings	—	462	—	—	—	462
Change in advances—affiliates	10	(1,805)	—	—	1,761	(34)
Other, net	—	(1)	37	—	—	36

Cash provided by (used in) financing activities	3	(483)	8	—	1,761	1,289

Cash flows—investing activities:
Capital expenditures and nuclear fuel purchases	—	—	(2,074)	—	—	(2,074)
Investment held in money market fund	—	(142)	—	—	—	(142)
Reduction of restricted cash related to pollution control revenue bonds	—	29	—	—	—	29
Proceeds from sale of environmental allowances and credits	—	—	39	—	—	39
Purchases of environmental allowances and credits	—	—	(34)	—	—	(34)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	1,623	—	—	1,623
Investments in nuclear decommissioning trust fund Securities	—	—	(1,639)	—	—	(1,639)
Cash settlements related to outsourcing contract termination	—	41	41	—	(41)	41
Change in advances—affiliates	—	—	1,203	—	(1,761)	(558)
Other, net	—	—	33	—	—	33

Cash used in investing activities	—	(72)	(808)	—	(1,802)	(2,682)

Net change in cash and cash equivalents	—	268	(4)	—	—	264
Cash and cash equivalents—beginning balance	—	207	8	—	—	215

Cash and cash equivalents—ending balance	$—	$475	$4	$—	$—	$479

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Cash Flows

Period from October 11, 2007 through December 31, 2007

(millions of dollars)

	Successor
	Parent Guarantor	Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Cash flows—operating activities:
Net income (loss)	$(1,266)	$(1,223)	$(567)	$—	$1,790	$(1,266)
Adjustments to reconcile income (loss) to cash provided by (used in) operating activities:
Equity in losses of subsidiaries	1,223	172	—	—	(1,395)	—
Depreciation and amortization	2	3	491	—	(52)	444
Deferred income tax benefit—net	(2)	(316)	(135)		—	(453)
Effect of Parent’s payment of interest on pushed-down debt	24	—	226	—	(226)	24
Unrealized net losses from mark-to-market valuations	—	858	698	—	—	1,556
Other, net	—	1	18	—	—	19
Net changes in operating assets and liabilities:
Margin deposits	—	—	(614)	—	—	(614)
Other	(291)	514	(69)	—	(112)	42

Cash provided by (used in) operating activities	(310)	9	48	—	5	(248)

Cash flows—financing activities:
Issuances of long-term debt	—	33,732	—	—	—	33,732
Retirements/repurchases of long-term debt	(4)	(9,033)	(4)	—	—	(9,041)
Decrease in short-term bank borrowings	—	(1,617)	—	—	—	(1,617)
Cash dividends paid	(21,000)	(21,000)	—	—	21,000	(21,000)
Decrease in income tax-related note payable to Oncor	—	—	(9)	—	—	(9)
Change in advances—affiliates	—	(918)	—	—	918	—
Other, net	—	(581)	4	—	—	(577)

Cash provided by (used in) financing activities	(21,004)	583	(9)	—	21,918	1,488

Cash flows—investing activities:
Contributions from subsidiaries	21,000	—	—	—	(21,000)	—
Capital expenditures and nuclear fuel purchases	—	—	(519)	—	—	(519)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	831	—	—	831
Investments in nuclear decommissioning trust fund securities	—	—	(835)	—	—	(835)
Proceeds from letter of credit facility posted with trustee	—	(1,250)	—	—	—	(1,250)
Change in advances—affiliates	314	—	475	—	(923)	(134)
Other, net	—	14	12	—	—	26

Cash provided by (used in) investing activities	21,314	(1,236)	(36)	—	(21,923)	(1,881)

Net change in cash and cash equivalents	—	(644)	3	—	—	(641)
Cash and cash equivalents—beginning balance	—	851	5	—	—	856

Cash and cash equivalents—ending balance	$—	$207	$8	$—	$—	$215

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Cash Flows

Period from January 1, 2007 through October 10, 2007

(millions of dollars)

	Predecessor
	Parent Guarantor	Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Cash flows—operating activities:
Net income	$1,306	$1,258	$1,617	$48	$(2,923)	$1,306
Adjustments to reconcile income to cash provided by operating activities:
Equity in earnings of subsidiaries	(1,289)	(1,617)	—	(15)	2,921	—
Depreciation and amortization	—	—	306	—	—	306
Deferred income tax expense (benefit)—net	1	(181)	100	12	—	(68)
Unrealized net losses from mark-to-market valuations	—	270	452	—	—	722
Other, net	(1)	6	12	(35)	—	(18)
Net change in operating assets and liabilities:
Margin deposits—net	—	—	(569)	—	—	(569)
Other operating assets and liabilities	1,125	1,401	(988)	3	(1,989)	(448)

Cash provided by operating activities	1,142	1,137	930	13	(1,991)	1,231

Cash flows—financing activities:
Issuances of long-term debt	—	1,000	—	—	—	1,000
Retirements/repurchases of long-term debt	(13)	(143)	(15)	—	—	(171)
Change in short-term borrowings	—	1,237	—	—	—	1,237
Cash dividends paid	(1,135)	(1,135)	(851)	—	1,986	(1,135)
Change in advances—affiliates	—	(1,438)	(24)	—	1,438	(24)
Other, net	—	(8)	(4)	—	—	(12)

Cash provided by (used in) financing activities	(1,148)	(487)	(894)	—	3,424	895

Cash flows—investing activities:
Capital expenditures and nuclear fuel purchases	—	—	(1,585)	—	—	(1,585)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	602	—	—	602
Investments in nuclear decommissioning trust fund securities	—	—	(614)	—	—	(614)
Change in advances—affiliates	6	—	1,554	(13)	(1,433)	114
Other, net	—	201	5	—	—	206

Cash provided by (used in) investing activities	6	201	(38)	(13)	(1,433)	(1,277)

Net change in cash and cash equivalents	—	851	(2)	—	—	849
Cash and cash equivalents—beginning balance	—	—	7	—	—	7

Cash and cash equivalents—ending balance	$—	$851	$5	$—	$—	$856

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Cash Flows

Year Ended December 31, 2006

(millions of dollars)

	Predecessor
	Parent Guarantor	Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Cash flows—operating activities:
Net income	$2,501	$2,394	$2,686	$59	$(5,139)	$2,501
Adjustments to reconcile income to cash provided by operating activities:
Equity in earnings of subsidiaries	(2,448)	(2,686)	—	(24)	5,158	—
Depreciation and amortization	—	—	400	—	—	400
Deferred income tax expense (benefit)—net	(9)	20	143	28	—	182
Impairments and other asset writedown charges	—	—	201	—	—	201
Unrealized net (gains) losses from mark-to-market valuations	—	57	(329)	—	—	(272)
Other, net	—	10	191	(48)	—	153
Net change in operating assets and liabilities:
Margin deposits—net	—	—	564	—	—	564
Other operating assets and liabilities	1,188	1,320	813	11	(2,304)	1,028

Cash provided by operating activities	1,232	1,115	4,669	26	(2,285)	4,757

Cash flows—financing activities:
Issuances of long-term debt	—	243	—	—	—	243
Retirements/repurchases of long-term debt	(6)	(659)	(11)	—	—	(676)
Change in short-term borrowings	—	72	—	—	—	72
Cash dividends paid	(858)	(1,144)	(1,142)	—	2,286	(858)
Decrease in income tax-related notes payable to Oncor	—	—	(40)	—	—	(40)
Change in advances—affiliates	—	1,331	(43)	—	(1,288)	—
Other, net	—	(17)	11	—	—	(6)

Cash used in financing activities	(864)	(174)	(1,225)	—	998	(1,265)

Cash flows—investing activities:
Capital expenditures and nuclear fuel purchases	—	—	(908)	—	—	(908)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	207	—	—	207
Investments in nuclear decommissioning trust fund securities	—	—	(223)	—	—	(223)
Change in advances—affiliates	(299)	(700)	(2,540)	(26)	1,287	(2,278)
Other, net	(69)	(241)	15	—	—	(295)

Cash used in investing activities	(368)	(941)	(3,449)	(26)	1,287	(3,497)

Net change in cash and cash equivalents	—	—	(5)	—	—	(5)
Cash and cash equivalents—beginning balance	—	—	12	—	—	12

Cash and cash equivalents—ending balance	$—	$—	$7	$—	$—	$7

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

2008 Form 10-K	EFC Holdings’ Annual Report on Form 10-K for the year ended December 31, 2008

Adjusted EBITDA	Adjusted EBITDA means EBITDA adjusted to exclude non-cash items, unusual items and other adjustments allowable under certain debt arrangements of TCEH and EFH Corp. Adjusted EBITDA and EBITDA are not recognized terms under GAAP and, thus, are non-GAAP financial measures. EFC Holdings is providing TCEH’s and EFH Corp.’s Adjusted EBITDA in this Form 10-Q (see reconciliation in Exhibit 99(b) and 99(c)) solely because of the important role that Adjusted EBITDA plays in respect of the certain covenants contained in the debt arrangements. EFC Holdings does not intend for Adjusted EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Additionally, EFC Holdings does not intend for Adjusted EBITDA (or EBITDA) to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, EFC Holdings’ presentation of Adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.

DOE	US Department of Energy

EBITDA	Refers to earnings (net income) before interest expense, income taxes, depreciation and amortization. See the definition of Adjusted EBITDA above.

EFC Holdings	Refers to Energy Future Competitive Holdings Company, a direct subsidiary of EFH Corp. and the direct parent of TCEH, and/or its consolidated subsidiaries, depending on context.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include TCEH and Oncor.

EPA	US Environmental Protection Agency

EPC	engineering, procurement and construction

ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of various electricity systems within Texas

FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting

FERC	US Federal Energy Regulatory Commission

FIN	Financial Accounting Standards Board Interpretation

FIN 46(R)	FIN No. 46 (Revised 2003), “Consolidation of Variable Interest Entities”

Fitch	Fitch Ratings, Ltd. (a credit rating agency)

FSP	FASB Staff Position

FSP SFAS 107-1 and APB 28-1	FSP SFAS No. 107-1 and Accounting Principles Board Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments”

FSP SFAS 115-2 and SFAS 124-2	FSP SFAS No. 115-2 and SFAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”

FSP SFAS 132(R)-1	FSP SFAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”

FSP SFAS 157-4	FSP SFAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”

GAAP	generally accepted accounting principles

GWh	gigawatt-hours

Intermediate Holding	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

kWh	kilowatt-hours

LIBOR	London Interbank Offered Rate. An interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

Luminant	Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

market heat rate	Heat rate is a measure of the efficiency of converting a fuel source to electricity. The market heat rate is based on the price offer of the marginal supplier in Texas (generally natural gas plants) in generating electricity and is calculated by dividing the wholesale market price of electricity by the market price of natural gas.

Merger	The transaction referred to in Merger Agreement (Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.) that was completed on October 10, 2007.

MMBtu	million British thermal units

Moody’s	Moody’s Investors Services, Inc. (a credit rating agency)

MW	megawatts

MWh	megawatt-hours

NRC	US Nuclear Regulatory Commission

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings and an indirect subsidiary of EFH Corp., and/or its consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context, that is engaged in regulated electricity transmission and distribution activities.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct wholly-owned subsidiary, consolidated as a variable interest entity under FIN 46(R), of Intermediate Holding and the direct majority owner of Oncor.

OPEB	other postretirement employee benefits

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act

Purchase accounting	The purchase method of accounting for a business combination as prescribed by SFAS No. 141 “Business Combinations,” whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider

RRC	Railroad Commission of Texas, which among other things, has oversight of lignite mining activity in Texas

S&P	Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies Inc. (a credit rating agency)

SEC	US Securities and Exchange Commission

SFAS	Statement of Financial Accounting Standards issued by the FASB

SFAS 34	SFAS No. 34, “Capitalization of Interest Cost”

SFAS 123(R)	SFAS No. 123 (revised 2004), “Share-Based Payment”

SFAS 132(R)	SFAS No. 132 (revised 2003), “Employers’ Disclosures About Pensions and Other Postretirement Benefits”

SFAS 133	SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended and interpreted

SFAS 140	SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125”

SFAS 142	SFAS No. 142, “Goodwill and Other Intangible Assets”

SFAS 157	SFAS No. 157, “Fair Value Measurements”

SFAS 160	SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”

SFAS 161	SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”

SFAS 165	SFAS No. 165, “Subsequent Events”

SFAS 166	SFAS No. 166, “Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140”

SFAS 167	SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”

SFAS 168	SFAS No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles”

SG&A	selling, general and administrative

Sponsor Group	Collectively, the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co. (See Texas Holdings below.)

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFC Holdings and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context, that are engaged in electricity generation, wholesale and retail energy markets and development and construction activities. Its major subsidiaries include Luminant and TXU Energy.

TCEH Finance	Refers to TCEH Finance, Inc., a direct, wholly-owned subsidiary of TCEH, formed for the sole purpose of serving as co-issuer with TCEH of certain debt securities.

TCEH Senior Secured Facilities	Refers collectively to the TCEH Initial Term Loan Facility, TCEH Delayed Draw Term Loan Facility, TCEH Revolving Credit Facility, TCEH Letter of Credit Facility and TCEH Commodity Collateral Posting Facility. See Note 4 to Financial Statements for details of these facilities.

TCEQ	Texas Commission on Environmental Quality

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a Delaware limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

US	United States of America

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

CONDENSED STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Operating revenues	$1,945	$2,567	$3,711	$4,550
Fuel, purchased power costs and delivery fees	(957)	(1,658)	(1,800)	(2,723)
Net gain (loss) from commodity hedging and trading activities	(248)	(4,727)	880	(6,293)
Operating costs	(174)	(184)	(343)	(342)
Depreciation and amortization	(283)	(262)	(559)	(531)
Selling, general and administrative expenses	(192)	(171)	(363)	(322)
Franchise and revenue-based taxes	(22)	(23)	(47)	(48)
Impairment of goodwill (Note 2)	—	—	(70)	—
Other income (Note 12)	2	3	5	6
Other deductions (Note 12)	(4)	(14)	(14)	(19)
Interest income	11	15	19	24
Interest expense and related charges (Note 12)	(235)	(651)	(706)	(1,310)

Income (loss) before income taxes	(157)	(5,105)	713	(7,008)

Income tax (expense) benefit	50	1,816	(294)	2,480

Net income (loss)	(107)	(3,289)	419	(4,528)

Net income (loss) attributable to noncontrolling interests	—	—	—	—

Net income (loss) attributable to EFC Holdings	$(107)	$(3,289)	$419	$(4,528)

See Notes to Financial Statements.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(millions of dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Net income (loss)	$(107)	$(3,289)	$419	$(4,528)

Other comprehensive income (loss), net of tax effects:

Cash flow hedges:
Net increase (decrease) in fair value of derivatives (net of tax (expense) benefit of $—, $(208), $9 and $23)	1	385	(16)	(43)
Derivative value net (gain) loss related to hedged transactions recognized during the period and reported in net income (loss) (net of tax (expense) benefit of $17, $13, $32 and $23)	32	24	58	42

Total adjustments to net income (loss)	33	409	42	(1)

Comprehensive income (loss)	(74)	(2,880)	461	(4,529)

Comprehensive income (loss) attributable to noncontrolling interests	—	—	—	—

Comprehensive income (loss) attributable to EFC Holdings	$(74)	$(2,880)	$461	$(4,529)

See Notes to Financial Statements.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

(Unaudited)

(millions of dollars)

	Six Months Ended June 30,
	2009	2008
Cash flows—operating activities:
Net income (loss)	$419	$(4,528)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	854	779
Deferred income tax expense (benefit)—net	311	(2,476)
Noncash interest expense related to pushed down debt of Parent (Note 4)	131	125
Impairment of goodwill (Note 2)	70	—
Unrealized net (gains) losses from mark-to-market valuations of commodity positions	(710)	6,363
Unrealized net gains from mark-to-market valuations of interest rate swaps	(665)	—
Bad debt expense	44	33
Stock-based incentive compensation expense	5	3
Other net	4	4
Changes in operating assets and liabilities:
Margin deposits—net	98	(2,003)
Other operating assets and liabilities	(74)	25

Cash provided by (used in) operating activities	487	(1,675)

Cash flows—financing activities:
Issuances of long-term debt:
Pollution control revenue bonds	—	242
Other long-term debt (Note 4)	435	762
Repayments/repurchases of long-term debt:
Pollution control revenue bonds	—	(242)
Other long-term debt (Note 4)	(171)	(108)
Increase in short-term borrowings (Note 4)	—	2,640
Decrease in income tax-related note payable to Oncor	(17)	(16)
Contributions from noncontrolling interests (Note 6)	32	—
Debt discount, financing and reacquisition expenses	—	(4)
Other—net	1	22

Cash provided by financing activities	280	3,296

Cash flows—investing activities:
Net loans to affiliates	(442)	(442)
Capital expenditures	(735)	(1,014)
Nuclear fuel purchases	(87)	(84)
Redemption of investment held in money market fund	142	—
Reduction of restricted cash related to letter of credit facility (Note 4)	115	—
Reduction of restricted cash related to pollution control revenue bonds	—	29
Transfer of cash collateral to custodian account	3	(179)
Proceeds from sale of environmental allowances and credits	7	28
Purchases of environmental allowances and credits	(14)	(17)
Proceeds from sales of nuclear decommissioning trust fund securities	2,231	475
Investments in nuclear decommissioning trust fund securities	(2,238)	(482)
Other	25	12

Cash used in investing activities	(993)	(1,674)

Net change in cash and cash equivalents	(226)	(53)

Cash and cash equivalents—beginning balance	479	215

Cash and cash equivalents—ending balance	$253	$162

See Notes to Financial Statements.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(millions of dollars)

	June 30,	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$253	$479
Investments held in money market fund	—	142
Restricted cash (Note 12)	1	4
Trade accounts receivable—net (Note 3)	895	994
Notes receivable from parent (Note 11)	1,026	584
Inventories (Note 12)	380	361
Commodity and other derivative contractual assets (Note 7)	3,136	2,391
Accumulated deferred income taxes	136	21
Margin deposits related to commodity positions	345	439
Other current assets	68	86

Total current assets	6,240	5,501

Restricted cash (Note 12)	1,135	1,250
Investments (Note 12)	499	484
Property, plant and equipment—net (Note 12)	21,011	20,902
Goodwill (Note 2)	10,252	10,322
Intangible assets—net (Note 2)	2,727	2,774
Commodity and other derivative contractual assets (Note 7)	1,219	962
Other noncurrent assets, principally unamortized debt issuance costs	755	805

Total assets	$43,838	$43,000

LIABILITIES AND EQUITY

Current liabilities:
Short-term borrowings (Note 4)	$900	$900
Long-term debt due currently (Note 4)	207	269
Trade accounts payable—nonaffiliates	768	1,000
Trade accounts and other payable to affiliates	215	171
Commodity and other derivative contractual liabilities (Note 7)	3,073	2,730
Margin deposits related to commodity positions	528	525
Accrued income taxes payable to parent (Note 11)	20	33
Accrued taxes other than income	72	70
Accrued interest	336	354
Other current liabilities	301	275

Total current liabilities	6,420	6,327

Accumulated deferred income taxes	5,603	5,242
Commodity and other derivative contractual liabilities (Note 7)	1,358	2,095
Notes or other liabilities due affiliates (Note 11)	237	254
Long-term debt, less amounts due currently (Note 4)	32,077	31,556
Other noncurrent liabilities and deferred credits (Note 12)	2,612	2,528

Total liabilities	48,307	48,002

Commitments and Contingencies (Note 5)

Equity (Note 6):
EFC Holdings shareholders’ equity	(4,501)	(5,002)
Noncontrolling interests in subsidiaries	32	—

Total equity	(4,469)	(5,002)

Total liabilities and equity	$43,838	$43,000

See Notes to Financial Statements.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

EFC Holdings is a subsidiary of EFH Corp. and is a Dallas-based holding company that conducts its operations principally through its wholly-owned subsidiary, TCEH. TCEH is a Dallas-based holding company for subsidiaries engaged in competitive electricity market activities largely in Texas, including electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales. Commodity risk management and allocation of financial resources are performed at the consolidated level; therefore, there are no reportable business segments.

Basis of Presentation

The condensed consolidated financial statements have been prepared in accordance with US GAAP and on the same basis as the audited financial statements included in the 2008 Form 10-K, with the exception of the adoption of SFAS 160, 161 and 165, FSP SFAS 157-4 and FSP SFAS 107-1 and APB 28-1 as discussed below. All adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations and financial position have been included therein. All intercompany items and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules and regulations of the SEC. Because the condensed consolidated interim financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with the audited financial statements and related notes included in the 2008 Form 10-K. The results of operations for an interim period may not give a true indication of results for a full year. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. Subsequent events have been evaluated through August 3, 2009, the date these condensed consolidated financial statements were issued.

Use of Estimates

Preparation of the financial statements requires estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments, other than those disclosed elsewhere herein, were made to previous estimates or assumptions during the current year.

Changes in Accounting Standards

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and requires noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. Effective January 2009, EFC Holdings classified the noncontrolling interests created as part of the nuclear generation development joint venture formed in the first quarter of 2009 as a separate component of equity in the balance sheet, and reported consolidated net income (loss) includes the net income attributable to noncontrolling interests, the amount of which was immaterial in the period from the formation of the joint venture in January 2009 through June 30, 2009.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement 133.” SFAS 161 enhances required disclosures regarding derivatives and hedging activities to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This statement was effective with reporting for the three months ended March 31, 2009. As SFAS 161 provides only disclosure requirements, the adoption of this standard did not have any effect on reported results of operations or financial condition. The disclosures are provided in Note 7.

In December 2008, the FASB issued FSP SFAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP amends SFAS 132(R) to provide enhanced disclosures regarding how investment allocation decisions are made and certain aspects of fair value measurements on plan assets. The disclosures required by this FSP are intended to provide transparency related to the types of assets and associated risks in an employer’s defined benefit pension or other postretirement employee benefits plan and events in the economy and markets that could have a significant effect on the value of plan assets. This FSP is effective for fiscal years ending after December 15, 2009. As the FSP provides only disclosure requirements, the adoption of this FSP will not have any effect on reported results of operations, financial condition or cash flows.

In April 2009, the FASB issued FSP SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” which requires the disclosure of summarized financial information about the fair value of financial instruments for interim reporting. This FSP is effective for interim reporting periods ending after June 15, 2009, and EFC Holdings adopted it as of April 1, 2009. As the FSP provides only disclosure requirements, the adoption of this FSP did not have any effect on reported results of operations, financial condition or cash flows. The disclosures are provided in Note 9.

In April 2009, the FASB issued FSP SFAS 115-2 and SFAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” which changed the guidance for recording impairment of investments in debt securities. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, and is expected to affect many utility companies that hold debt securities in nuclear decommissioning trust funds. However, EFC Holdings’ adoption of this FSP as of April 1, 2009 did not affect the accounting for the nuclear decommissioning trust fund because the trust balance is reported at fair value, with changes in fair value of the trust resulting in changes in Oncor’s regulatory asset or liability related to the decommissioning cost. This FSP also requires the disclosure of information about the fair value of the investments for interim reporting as provided in Note 12.

In April 2009, the FASB issued FSP SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” This FSP is effective for interim reporting periods ending after June 15, 2009, and EFC Holdings adopted it as of April 1, 2009. This FSP did not change EFC Holdings’ fair value measurement techniques. However, the FSP requires disclosures of additional detail of securities held in EFC Holdings’ nuclear decommissioning trust that are provided in Note 8.

In May 2009, the FASB issued SFAS 165, “Subsequent Events,” which requires disclosure of the date through which EFC Holdings has evaluated subsequent events related to the financial statements being issued and the basis for that date. SFAS 165 is effective for interim and annual reporting periods ending after June 15, 2009. EFC Holdings’ adoption of this rule as of April 1, 2009 did not affect reported results of operations, financial condition or cash flows, and the required disclosure is provided above in “Basis of Presentation.”

In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140,” which eliminates the concept of a qualifying special purpose entity, changes the requirements for derecognizing financial assets and requires additional disclosures. SFAS 166 is effective for periods beginning after November 15, 2009. EFC Holdings is evaluating the impact of SFAS 166 on its financial statements and footnote disclosures with respect to its sale of accounts receivables program discussed in Note 3.

In June 2009, the FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R),” which changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated and requires additional disclosures. SFAS 167 is effective for periods beginning after November 15, 2009. EFC Holdings is evaluating the impact of SFAS 167 on its financial statements and footnote disclosures, including the impact to its sale of accounts receivable program discussed in Note 3.

In June 2009, the FASB issued SFAS 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles,” which establishes the FASB Accounting Standards Codification™ (Codification) as the source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also included in the Codification as sources of authoritative US GAAP for SEC registrants. SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this rule will not affect reported results of operations, financial condition or cash flows. EFC Holdings will implement SFAS 168 in its third quarter Form 10-Q by updating the previous FASB references to the Codification.

2.	GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill

Reported goodwill totaled $10.25 billion and $10.32 billion as of June 30, 2009 and December 31, 2008, respectively.

In the first quarter of 2009, EFC Holdings recorded a $70 million goodwill impairment charge. This charge resulted from the completion of fair value calculations supporting the initial $8.0 billion goodwill impairment charge that was recorded in the fourth quarter of 2008. The impairment charge primarily reflected the dislocation in the capital markets during the fourth quarter of 2008 that increased interest rate spreads and the resulting discount rates used in estimating fair values and the effect of declines in market values of debt and equity securities of comparable companies. The impairment determination involved significant assumptions and judgments in estimating EFC Holdings’ enterprise value and the fair values of its assets and liabilities. There have been no other goodwill impairments recorded since the Merger.

The calculations supporting the impairment determination utilized models that take into consideration multiple inputs, including commodity prices, debt yields, equity prices of comparable companies and other inputs. Those models were generally used in developing long-term forward price curves for certain commodities and discount rates for determining fair values of certain individual assets and liabilities of EFC Holdings. The fair value measurements resulting from such models are classified as Level 3 measurements consistent with the guidance in SFAS 157 (see Note 8).

Identifiable Intangible Assets

Identifiable intangible assets reported in the balance sheet are comprised of the following:

	As of June 30, 2009			As of December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net

Retail customer relationship	$463	$173	$290	$463	$130	$333
Favorable purchase and sales contracts	700	322	378	700	249	451
Capitalized in-service software	176	19	157	48	13	35
Environmental allowances and credits	989	162	827	994	121	873
Mining development costs	19	3	16	19	2	17

Total intangible assets subject to amortization	$2,347	$679	1,668	$2,224	$515	1,709

Trade name (not subject to amortization)			955			955
Mineral interests (not currently subject to amortization)			104			110

Total intangible assets			$2,727			$2,774

Amortization expense related to intangible assets consisted of:

		Three Months Ended June 30,		Six Months Ended June 30,
	Income Statement Line	2009	2008	2009	2008
Retail customer relationship	Depreciation and amortization	$21	$13	$43	$26

Favorable purchase and sales contracts	Operating revenues/fuel, purchased power costs and delivery fees	32	44	73	103

Capitalized in-service software	Depreciation and amortization	4	2	6	5

Environmental allowances and credits	Fuel, purchased power costs and delivery fees	20	24	41	50

Mining development costs	Depreciation and amortization	1	—	1	—

Total amortization expense		$78	$83	$164	$184

Estimated Amortization of Intangible Assets—The estimated aggregate amortization expense related to identifiable intangible assets for each of the next five fiscal years is as follows:

Year	Amount
2009	$336
2010	215
2011	173
2012	138
2013	122

3.	TRADE ACCOUNTS RECEIVABLE AND SALE OF RECEIVABLES PROGRAM

Sale of Receivables

Subsidiaries of TCEH engaged in retail sales of electricity participate in an accounts receivable securitization program, the activity under which is accounted for as a sale of accounts receivable in accordance with SFAS 140. Under the program, such subsidiaries (originators) sell trade accounts receivable to TXU Receivables Company, which is a special purpose entity created for the purpose of purchasing receivables from the originators and is a consolidated wholly-owned bankruptcy-remote direct subsidiary of EFH Corp. TXU Receivables Company sells undivided interests in the purchased accounts receivable for cash to special purpose entities established by financial institutions (the funding entities).

The maximum amount currently available under the accounts receivable securitization program is $700 million, and the program funding totaled $496 million at June 30, 2009. Under the terms of the program, available funding was reduced by the total of $103 million of customer deposits held by the originators at June 30, 2009 because TCEH’s credit ratings were lower than Ba3/BB-.

All new trade receivables under the program generated by the originators are continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Changes in the amount of funding under the program, through changes in the amount of undivided interests sold by TXU Receivables Company, reflect seasonal variations in the level of accounts receivable, changes in collection trends and other factors such as changes in sales prices and volumes. TXU Receivables Company has issued subordinated notes payable to the originators for the difference between the face amount of the uncollected accounts receivable purchased, less a discount, and cash paid to the originators that was funded by the sale of the undivided interests. The balance of the subordinated notes payable, which is reported in trade accounts receivable, totaled $350 million and $268 million at June 30, 2009 and December 31, 2008, respectively.

The discount from face amount on the purchase of receivables from the originators principally funds program fees paid to the funding entities. The program fees, which are also referred to as losses on sale of the receivables under SFAS 140, consist primarily of interest costs on the underlying financing. The discount also funds a servicing fee paid by TXU Receivables Company to EFH Corporate Services Company, a direct wholly-owned subsidiary of EFH Corp., which provides recordkeeping services and is the collection agent for the program.

Program fee amounts, which are reported in SG&A expenses, were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Program fees	$3	$4	$7	$11
Program fees as a percentage of average funding (annualized)	2.9%	4.9%	3.3%	6.0%

The trade accounts receivable balance reported in the June 30, 2009 consolidated balance sheet has been reduced by $846 million face amount of retail accounts receivable sold to TXU Receivables Company, partially offset by the inclusion of $350 million of subordinated notes receivable from TXU Receivables Company. Funding under the program increased $80 million and $119 million for the six month periods ending June 30, 2009 and 2008, respectively. Funding increases or decreases under the program are reflected as operating cash flow activity in the statement of cash flows. The carrying amount of the retained interests in the accounts receivable balance approximated fair value due to the short-term nature of the collection period.

Activities of TXU Receivables Company were as follows:

	Six Months Ended June 30,
	2009	2008
Cash collections on accounts receivable	$2,769	$2,844
Face amount of new receivables purchased	(2,931)	(2,987)
Discount from face amount of purchased receivables (to fund fees paid)	8	13
Program fees paid to funding entities	(7)	(11)
Servicing fees paid to EFH Corp. subsidiary for recordkeeping and collection services	(1)	(2)
Increase in subordinated notes payable	82	24

Operating cash flows provided to originators under the program	$(80)	$(119)

The program, which expires in October 2013, may be terminated upon the occurrence of a number of specified events, including if the delinquency ratio (delinquent for 31 days) for the sold receivables, the default ratio (delinquent for 91 days or deemed uncollectible), the dilution ratio (reductions for discounts, disputes and other allowances) or the days collection outstanding ratio exceed stated thresholds, and the funding entities do not waive such event of termination. The thresholds apply to the entire portfolio of sold receivables, not separately to the receivables of each originator. In addition, the program may be terminated if TXU Receivables Company or the EFH Corp. subsidiary acting as collection agent defaults in any payment with respect to debt in excess of $50,000 in the aggregate for such entities, or if TCEH, any affiliate of TCEH acting as collection agent other than the EFH Corp. subsidiary, any parent guarantor of an originator or any originator shall default in any payment with respect to debt (other than hedging obligations) in excess of $200 million in the aggregate for such entities. As of June 30, 2009, there were no such events of termination.

Upon termination of the program, cash flows would be delayed as collections of sold receivables would be used by TXU Receivables Company to repurchase the undivided interests from the funding entities instead of purchasing new receivables. The level of cash flows would normalize in approximately 16 to 30 days.

The subordinated notes issued by TXU Receivables Company are subordinated to the undivided interests of the funding entities in the purchased receivables.

Trade Accounts Receivable

	June 30, 2009	December 31, 2008
Gross wholesale and retail trade accounts receivable	$1,448	$1,474
Retail accounts receivable sold to TXU Receivables Company	(846)	(684)
Subordinated notes receivable from TXU Receivables Company	350	268
Allowance for uncollectible accounts	(57)	(64)

Trade accounts receivable—reported in balance sheet	$895	$994

Gross trade accounts receivable at June 30, 2009 and December 31, 2008 included unbilled revenues of $561 million and $427 million, respectively.

Allowance for Uncollectible Accounts Receivable

	Six Months Ended June 30,
	2009	2008
Allowance for uncollectible accounts receivable as of beginning of period	$64	$24
Increase for bad debt expense	44	33
Decrease for account write-offs	(51)	(34)

Allowance for uncollectible accounts receivable as of end of period	$57	$23

4.	SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-Term Borrowings

At June 30, 2009, EFC Holdings and its subsidiaries had outstanding short-term borrowings of $900 million at a weighted average interest rate of 3.80%, excluding certain customary fees, at the end of the period. At December 31, 2008, EFC Holdings and its subsidiaries had outstanding short-term borrowings of $900 million at a weighted average interest rate of 3.95%, excluding certain customary fees, at the end of the period. All short-term borrowings were under the TCEH Revolving Credit Facility.

Credit Facilities

EFC Holdings’ (through TCEH) credit facilities with cash borrowing and/or letter of credit availability at June 30, 2009 are presented below. The facilities are all senior secured facilities.

		At June 30, 2009
Authorized Borrowers and Facility	Maturity Date	Facility Limit	Letters of Credit	Cash Borrowings	Availability
TCEH Delayed Draw Term Loan Facility (a)	October 2014	$4,100	$—	$3,997	$ 87
TCEH Revolving Credit Facility (b)	October 2013	2,700	48	900	1,726
TCEH Letter of Credit Facility (c)	October 2014	1,250	—	1,250	—

Subtotal TCEH (d)		$8,050	$ 48	$6,147	$1,813

TCEH Commodity Collateral Posting Facility (e)	December 2012	Unlimited	$—	$ —	Unlimited

(a)	Facility to be used to fund expenditures for constructing certain new generation facilities and environmental upgrades of existing generation facilities, including previously incurred expenditures not yet funded under this facility. Borrowings are classified as long-term debt. Availability amount excludes $16 million of commitments from a subsidiary of Lehman Brothers Holding Inc. (such subsidiary, Lehman) that has filed for bankruptcy under Chapter 11 of the US Bankruptcy Code. The commitment under this facility terminates in October 2009. In July 2009, this facility was fully drawn.
(b)	Facility used for letters of credit and borrowings for general corporate purposes. Borrowings are classified as short-term borrowings. Availability amount includes $139 million of commitments from Lehman that are only available from the fronting banks and the swingline lender and excludes $26 million of requested cash draws that have not been funded by Lehman. All outstanding borrowings under this facility at June 30, 2009 bear interest at LIBOR plus 3.5%, and a commitment fee is payable quarterly in arrears at a rate per annum equal to 0.50% of the average daily unused portion of the facility.
(c)	Facility used for issuing letters of credit for general corporate purposes, including, but not limited to, providing collateral support under hedging arrangements and other commodity transactions that are not eligible for funding under the TCEH Commodity Collateral Posting Facility. The borrowings under this facility were drawn at the closing of the Merger, are classified as long-term debt, and except for $115 million related to a letter of credit drawn in June 2009, have been retained as restricted cash. Letters of credit totaling $668 million issued as of June 30, 2009 are supported by the restricted cash, and the remaining letter of credit availability totals $467 million.
(d)	Pursuant to PUCT rules, TCEH is required to maintain available capacity under its credit facilities to assure adequate credit worthiness of TCEH’s REP subsidiaries, including the ability to return retail customer deposits, if necessary. As a result, at June 30, 2009, the total availability under the TCEH credit facilities should be further reduced by $231 million.
(e)	Revolving facility used to fund cash collateral posting requirements for specified volumes of natural gas hedges totaling approximately 680 million MMBtu as of June 30, 2009. As of June 30, 2009, there were no borrowings under this facility. See “TCEH Senior Secured Facilities” below for additional information.

Long-Term Debt

At June 30, 2009 and December 31, 2008, long-term debt consisted of the following:

	June 30, 2009	December 31, 2008
TCEH
Pollution Control Revenue Bonds:
Brazos River Authority:
5.400% Fixed Series 1994A due May 1, 2029	$39	$39
7.700% Fixed Series 1999A due April 1, 2033	111	111
6.750% Fixed Series 1999B due September 1, 2034, remarketing date April 1, 2013 (a)	16	16
7.700% Fixed Series 1999C due March 1, 2032	50	50
8.250% Fixed Series 2001A due October 1, 2030	71	71
5.750% Fixed Series 2001C due May 1, 2036, remarketing date November 1, 2011 (a)	217	217
8.250% Fixed Series 2001D-1 due May 1, 2033	171	171
0.400% Floating Series 2001D-2 due May 1, 2033 (b)	97	97
0.550% Floating Taxable Series 2001I due December 1, 2036 (c)	62	62
0.400% Floating Series 2002A due May 1, 2037 (b)	45	45
6.750% Fixed Series 2003A due April 1, 2038, remarketing date April 1, 2013 (a)	44	44
6.300% Fixed Series 2003B due July 1, 2032	39	39
6.750% Fixed Series 2003C due October 1, 2038	52	52
5.400% Fixed Series 2003D due October 1, 2029, remarketing date October 1, 2014 (a)	31	31
5.000% Fixed Series 2006 due March 1, 2041	100	100

Sabine River Authority of Texas:
6.450% Fixed Series 2000A due June 1, 2021	51	51
5.500% Fixed Series 2001A due May 1, 2022, remarketing date November 1, 2011 (a)	91	91
5.750% Fixed Series 2001B due May 1, 2030, remarketing date November 1, 2011 (a)	107	107
5.200% Fixed Series 2001C due May 1, 2028	70	70
5.800% Fixed Series 2003A due July 1, 2022	12	12
6.150% Fixed Series 2003B due August 1, 2022	45	45

Trinity River Authority of Texas:
6.250% Fixed Series 2000A due May 1, 2028	14	14

Unamortized fair value discount related to pollution control revenue bonds (d)	(154)	(161)

Senior Secured Facilities:
3.821% TCEH Initial Term Loan Facility maturing October 10, 2014 (e)(f)	16,162	16,244
3.821% TCEH Delayed Draw Term Loan Facility maturing October 10, 2014 (e)(f)	3,997	3,562
3.810% TCEH Letter of Credit Facility maturing October 10, 2014 (f)	1,250	1,250
0.295% TCEH Commodity Collateral Posting Facility maturing December 31, 2012 (g)	—	—

Other:
10.25% Fixed Senior Notes due November 1, 2015	3,000	3,000
10.25% Fixed Senior Notes Series B due November 1, 2015	2,000	2,000
10.50 / 11.25% Senior Toggle Notes due November 1, 2016	1,848	1,750
7.000% Fixed Senior Notes due March 15, 2013	5	5
7.100% Promissory Note due January 5, 2009	—	65
7.460% Fixed Secured Facility Bonds with amortizing payments through January 2015	55	67
Capital lease obligations	163	159
Unamortized fair value discount (d)	(5)	(6)

Total TCEH	$29,856	$29,470

	June 30,	December 31,
	2009	2008
EFC Holdings (parent entity)

9.580% Fixed Notes due in semiannual installments through December 4, 2019	$ 55	$ 55
8.254% Fixed Notes due in quarterly installments through December 31, 2021	51	53
1.828% Floating Rate Junior Subordinated Debentures, Series D due January 30, 2037 (f)	1	1
8.175% Fixed Junior Subordinated Debentures, Series E due January 30, 2037	8	8
10.875% EFH Corp. Fixed Senior Notes due November 1, 2017 (h)	1,000	1,000
11.25/12.00% EFH Corp. Senior Toggle Notes due November 1, 2017 (h)	1,325	1,250
Unamortized fair value discount (d)	(12)	(12)

Total EFC Holdings	2,428	2,355

Total EFC Holdings consolidated	32,284	31,825
Less amount due currently	(207)	(269)

Total long-term debt	$32,077	$31,556

(a)	These series are in the multiannual interest rate mode and are subject to mandatory tender prior to maturity on the mandatory remarketing date. On such date, the interest rate and interest rate period will be reset for the bonds.
(b)	Interest rates in effect at June 30, 2009. These series are in a daily interest rate mode and are classified as long-term as they are supported by long-term irrevocable letters of credit.
(c)	Interest rate in effect at June 30, 2009. This series is in a weekly interest rate mode and is classified as long-term as it is supported by long-term irrevocable letters of credit.
(d)	Amount represents unamortized fair value adjustments recorded under purchase accounting.
(e)	Interest rate swapped to fixed on $17.55 billion principal amount.
(f)	Interest rates in effect at June 30, 2009. The TCEH Delayed Draw Term loan facility rate excludes a commitment fee paid quarterly in arrears on the undrawn portion of the commitments at a rate equal to 1.50% per annum.
(g)	Interest rates in effect at June 30, 2009, excluding a quarterly maintenance fee of approximately $11 million. See “Credit Facilities” above for more information.
(h)	Represents 50% of the principal amount of EFH Corp. debt guaranteed by EFC Holdings (pushed-down debt) per the discussion below under “EFH Corp. Senior Notes.”

Debt-Related Activity in 2009—Repayments of long-term debt in 2009 totaling $171 million represented principal payments at scheduled maturity dates as well as other repayments totaling $24 million, principally related to capitalized leases. Payments at scheduled amortization or maturity dates included $82 million repaid under the TCEH Initial Term Loan Facility and $65 million of a TCEH promissory note.

Increases in long-term debt during 2009 totaling $435 million consisted of borrowings under the TCEH Delayed Draw Term Loan Facility to fund expenditures related to construction of new generation facilities and environmental upgrades of existing lignite/coal-fueled generation facilities. In addition, long-term debt increased as a result of the issuance of $75 million of EFH Corp.’s 11.25%/12.00% Senior Toggle Notes due November 1, 2017 (EFH Corp. Toggle Notes) and $98 million of TCEH’s 10.50%/11.25% Senior Toggle Notes due November 1, 2016 (TCEH Toggle Notes) in lieu of cash interest payments as discussed below.

EFH Corp. and TCEH have the option every six months until November 1, 2012, at their election, to use the payment-in-kind (PIK) feature of their respective toggle notes in lieu of making cash interest payments.

EFH Corp. made its May 2009 interest payment and will make its November 2009 interest payment by using the PIK feature of the EFH Corp. Toggle Notes. During the applicable interest periods, the interest rate on the toggle notes is increased from 11.25% to 12.00%. EFH Corp. increased the aggregate principal amount of the EFH Corp. Toggle Notes by $150 million on May 1, 2009 and will further increase the aggregate principal amount of the EFH Corp. Toggle Notes by $159 million on November 1, 2009. The elections increased liquidity as of May 1, 2009 by an amount equal to approximately $141 million and will further increase liquidity as of

November 1, 2009 by an amount equal to approximately $149 million, with such amounts constituting the amount of cash interest that otherwise would have been payable on May 1, 2009 and November 1, 2009, respectively, and will increase the expected annual cash interest expense by approximately $35 million, constituting the additional cash interest that will be payable with respect to the $309 million of additional toggle notes.

Similarly, TCEH made its May 2009 interest payment and will make its November 2009 interest payment by using the PIK feature of the TCEH Toggle Notes. During the applicable interest periods, the interest rate on the toggle notes is increased from 10.50% to 11.25%. TCEH increased the aggregate principal amount of the TCEH Toggle Notes by $98 million on May 1, 2009 and will further increase the aggregate principal amount of the TCEH Toggle Notes by approximately $104 million on November 1, 2009. The elections increased liquidity as of May 1, 2009 by an amount equal to approximately $92 million and will further increase liquidity as of November 1, 2009 by an amount equal to approximately $97 million, with such amounts constituting the amount of cash interest that otherwise would have been payable on May 1, 2009 and November 1, 2009, respectively, and will increase the expected annual cash interest expense by approximately $21 million, constituting the additional cash interest that will be payable with respect to the $202 million of additional toggle notes.

TCEH Senior Secured Facilities—The applicable rate on borrowings under the TCEH Initial Term Loan Facility, the TCEH Delayed Draw Term Loan Facility, the TCEH Revolving Credit Facility and the TCEH Letter of Credit Facility as of June 30, 2009 is provided in the long-term debt table above and reflects LIBOR-based borrowings.

The TCEH Senior Secured Facilities are unconditionally guaranteed jointly and severally on a senior secured basis by EFC Holdings and subject to certain exceptions, each existing and subsequently acquired or organized direct or indirect wholly-owned US restricted subsidiary of TCEH. The TCEH Senior Secured Facilities, including the guarantees thereof, certain commodity hedging transactions and the interest rate swaps described under “TCEH Interest Rate Hedges” below are secured by (a) substantially all of the current and future assets of TCEH and TCEH’s subsidiaries who are guarantors of such facilities and (b) pledges of the capital stock of TCEH and certain current and future direct or indirect subsidiaries of TCEH.

The TCEH Initial Term Loan Facility is required to be repaid in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of such facility (approximately $41 million quarterly), with the balance payable in October 2014. The TCEH Delayed Draw Term Loan Facility is required to be repaid in equal quarterly installments beginning in December 2009 in an aggregate annual amount equal to 1% of the actual principal outstanding under such facility as of such date, with the balance payable in October 2014. Amounts borrowed under the TCEH Revolving Facility may be reborrowed from time to time until October 2013. The TCEH Letter of Credit Facility and TCEH Commodity Collateral Posting Facility will mature in October 2014 and December 2012, respectively.

TCEH Senior Notes—Borrowings under TCEH’s and TCEH Finance’s (collectively, the Co-Issuers) 10.25% Senior Notes due November 1, 2015 and 10.25% Senior Notes Series B due November 1, 2015 (collectively, TCEH Cash-Pay Notes) bear interest semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 10.25% per annum. Borrowings under the TCEH Toggle Notes bear interest semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 10.50% per annum for cash interest and at a fixed rate of 11.25% per annum for PIK Interest (as defined below). For any interest period until November 1, 2012, the Co-Issuers may elect to pay interest on the notes (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new TCEH Toggle Notes (Payment-in-Kind or PIK Interest); or (iii) 50% in cash and 50% in PIK Interest.

The TCEH Cash-Pay Notes and the TCEH Toggle Notes (collectively the TCEH Senior Notes) are fully and unconditionally guaranteed on a joint and several basis by TCEH’s direct parent, EFC Holdings (which owns 100% of TCEH and its subsidiary guarantors), and by each subsidiary that guarantees the TCEH Senior Secured Facilities.

The Co-Issuers may redeem the TCEH Cash-Pay Notes, in whole or in part, at any time on or after November 1, 2011, or the TCEH Toggle Notes, in whole or in part, at any time on or after November 1, 2012, at specified redemption prices, plus accrued and unpaid interest, if any. In addition, before November 1, 2010, the Co-Issuers may redeem with the cash proceeds of certain equity offerings up to 35% of the aggregate principal amount of TCEH Cash-Pay Notes and TCEH Toggle Notes from time to time at a redemption price of 110.250% and 110.500%, respectively, of their respective aggregate principal amount plus accrued and unpaid interest, if any. The Co-Issuers may also redeem the TCEH Cash-Pay Notes at any time prior to November 1, 2011 or the TCEH Toggle Notes at any time prior to November 1, 2012 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. Upon the occurrence of a change in control of TCEH, the Co-Issuers must offer to repurchase the TCEH Senior Notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

EFH Corp. Senior Notes—Borrowings under EFH Corp.’s 10.875% Senior Notes due November 1, 2017 (EFH Corp. Cash-Pay Notes) bear interest semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 10.875% per annum. Borrowings under EFH Corp.’s 11.250%/12.000% Senior Toggle Notes due November 1, 2017 (EFH Corp. Toggle Notes and collectively with the EFH Corp. Cash-Pay Notes, the EFH Corp. Senior Notes) bear interest semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 11.250% per annum for cash interest and at a fixed rate of 12.000% per annum for PIK Interest. For any interest period until November 1, 2012, EFH Corp. may elect to pay interest on the notes, at EFH Corp.’s option (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new EFH Corp. Toggle Notes; or (iii) 50% in cash and 50% in PIK Interest.

The EFH Corp. Senior Notes are fully and unconditionally guaranteed on a joint and several basis by EFC Holdings and Intermediate Holding. In accordance with SEC Staff Accounting Bulletin (SAB) Topic 5-J, EFC Holdings reflects $2.325 billion principal amount of the EFH Corp. Senior Notes on its balance sheet and the related interest expense in its income statement. The amount reflected on EFC Holdings’ balance sheet, which represents 50% of the EFH Corp. debt guaranteed by EFC Holdings, was calculated based upon the relative equity investment of EFC Holdings and Intermediate Holding in their respective operating subsidiaries at the time of the Merger. Because payment of principal and interest on the notes is the responsibility of EFH Corp., EFC Holdings records the settlement of such amounts as noncash capital contributions from EFH Corp. See Note 12 to Financial Statements in the 2008 Form 10-K for more information on the notes and guarantees.

EFH Corp. may redeem the EFH Corp. Senior Notes, in whole or in part, at any time on or after November 1, 2012, at specified redemption prices, plus accrued and unpaid interest, if any. In addition, before November 1, 2010, EFH Corp. may redeem, with the net cash proceeds of certain equity offerings, up to 35% of the aggregate principal amount of the EFH Corp. Toggle Notes from time to time at a redemption price of 110.875% of the aggregate principal amount of the EFH Corp. Cash-Pay Notes, plus accrued and unpaid interest, if any, or 111.250% of aggregate principal amount of the EFH Corp. Toggle Notes, plus accrued and unpaid interest, if any. EFH Corp. may also redeem the EFH Corp. Senior Notes at any time prior to November 1, 2012 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. Upon the occurrence of a change in control of EFH Corp., EFH Corp. must offer to repurchase the EFH Corp. Senior Notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

TCEH Interest Rate Swap Transactions—TCEH has entered into interest rate swap transactions pursuant to which payment of the floating interest rates on an aggregate of $17.55 billion of senior secured term loans of TCEH were exchanged for interest payments at fixed rates of between 7.3% and 8.3% on debt maturing from 2009 to 2014. Interest rate swaps on an aggregate of $15.05 billion were being accounted for as cash flow hedges related to variable interest rate cash flows until August 29, 2008, at which time these swaps were dedesignated as cash flow hedges as a result of the intent to change the variable interest rate terms of the hedged debt (from three-month LIBOR to one-month LIBOR) in connection with the planned execution of interest rate basis swaps (discussed immediately below) to further reduce the fixed borrowing costs. Based on the fair value of the positions, the cumulative unrealized mark-to-market net losses related to these interest rate swaps totaled

$431 million (pre-tax) at the dedesignation date and was recorded in accumulated other comprehensive income. This balance will be reclassified into net income as interest on the hedged debt is reflected in net income. No ineffectiveness gains or losses were recorded.

As of June 30, 2009, TCEH has interest rate basis swap transactions entered into prior to 2009 pursuant to which quarterly payment of the floating interest rates at three-month LIBOR on an aggregate of $10.95 billion of senior secured term loans of TCEH were exchanged for floating interest rates of one-month LIBOR plus spreads ranging from 0.076% to 0.292%. TCEH added interest rate basis swap transactions in January and February 2009 pursuant to which payments of the floating interest rates at three-month LIBOR on an aggregate of $5 billion of senior secured term loans of TCEH were exchanged for floating interest rates at one-month LIBOR plus spreads ranging from 0.201% to 0.353%. In addition, in May 2009, concurrent with the maturity of a basis swap related to $2.095 billion of debt, TCEH entered into interest rate basis swap transactions pursuant to which payment of the floating interest rates at three-month LIBOR on an aggregate of $1.45 billion of senior secured term loans of TCEH were exchanged for floating interest rates at one-month LIBOR plus a spread of approximately 0.191%.

The interest rate swap counterparties are secured by the same collateral package granted to the lenders under the TCEH Senior Secured Facilities. Subsequent to the dedesignation in August 2008 discussed above, changes in the fair value of such swaps are being reported in the income statement in interest expense and related charges, and such unrealized mark-to-market net gains totaled $460 million and $665 million in the three and six months ended June 30, 2009, respectively. There were no unrealized mark-to-market gains or losses in net income on interest rate swaps for the three and six months ended June 30, 2008. The cumulative unrealized mark-to-market net liability related to the swaps totaled $1.3 billion at June 30, 2009, of which $294 million (pre-tax) was reported in accumulated other comprehensive income.

In February and March 2009, EFH Corp. and TCEH entered into collateral funding transactions with counterparties to certain interest rate swap agreements related to TCEH debt. Under the terms of these transactions, which the companies elected to enter into as a cash management measure, as of June 30, 2009 EFH Corp. has posted $400 million in cash and TCEH has posted $65 million in letters of credit (including $15 million posted pursuant to an April 2009 amendment) to the counterparties, with the outstanding balance of such collateral earning interest. At June 30, 2009, the mark-to-market liability under each interest rate swap agreement exceeded the collateral posted under such agreement. In particular, the mark-to-market liability related to the $400 million cash posting totaled $707 million at June 30, 2009. EFH Corp. and TCEH are not required to post any additional collateral to these counterparties, regardless of the mark-to-market liability under the applicable swap agreement, and the applicable counterparty will return the cash collateral to the extent the mark-to-market liability under the applicable swap agreement falls below the funded amount, subject to a $50 million minimum transfer amount. The counterparties are required to return any remaining collateral to EFH Corp. and TCEH, respectively, on March 31, 2010. The cash collateral was recorded as an investment and is presented in the balance sheet as a separate line item under current assets, and interest received is recorded as interest income.

5.	COMMITMENTS AND CONTINGENCIES

Generation Development

TCEH has executed EPC agreements for the development of three lignite-fueled generation units in Texas, two units at Oak Grove and one at Sandow. Significant progress has been made on the construction of the Oak Grove units, and the unit at Sandow is in the commissioning and start-up phase.

In connection with the acquisition of the development rights to the Sandow unit, a subsidiary of TCEH (Sandow Power Company LLC, or Sandow Power) became a party to a federal consent decree with, among others, the US Department of Justice in August 2007 (the Consent Decree). A 2007 federal court order related to the Consent Decree requires that, among other things, the Sandow unit achieve commercial operations (as defined in the Consent Decree) and meet certain emission rate limits by August 31, 2009. The Sandow unit met the commercial operations deadline by synchronizing to the ERCOT grid in early July 2009. However, due to unforeseen weather events and equipment malfunctions experienced during commissioning and start-up activities, Sandow Power does not expect that the Sandow unit, operating at full capacity, would meet the required emission rate limits on or before August 31, 2009. Under the terms of the Consent Decree, Sandow Power may request an extension to the emission rate deadlines for certain force majeure events (including such events as the weather events and equipment malfunctions described above). On July 14, 2009, pursuant to these provisions, Sandow Power requested a 59-day extension of the emissions rate deadlines and certain other requirements that apply beginning on August 31, 2009. If the parties to the Consent Decree do not agree to an extension or the federal district court that presides over the Consent Decree does not grant an extension, Sandow Power could incur material non-compliance penalties for failing to meet the applicable emission rate limits on a sustained basis. Because of a number of variables, including duration of any violations, applicable penalty rates and potential recoveries, EFC Holdings cannot currently estimate the amount of such penalties, if any. This matter is not expected to have a material effect on the continuing progress of the unit commissioning and start-up.

TCEH has received the air permits for the Sandow and Oak Grove units. However, the Oak Grove air permit remains the subject of litigation as discussed below under “Litigation Related to Generation Facilities.”

Construction work-in-process asset balances for the Oak Grove units totaled approximately $3.1 billion as of June 30, 2009, which includes the effects of the fair value adjustments related to purchase accounting and capitalized interest. In the unexpected event the development of the Oak Grove units was cancelled, the cancellation exposure as of June 30, 2009 totaled $3.2 billion, which includes the carrying value of the project and up to approximately $150 million of termination obligations. This estimated exposure amount excludes any potential recovery values for assets acquired to date and for assets already owned prior to executing such agreements that are being utilized in these projects.

Litigation Related to Generation Facilities

In September 2007, an administrative appeal challenging the order of the TCEQ issuing the air permit for construction and operation of the Oak Grove generation facility in Robertson County, Texas was filed in the State District Court of Travis County, Texas. Plaintiffs asked that the District Court reverse the TCEQ’s approval of the Oak Grove air permit and the TCEQ’s adoption and approval of the TCEQ Executive Director’s Response to Comments, and remand the matter back to TCEQ for further proceedings. In addition to this administrative appeal, two other petitions were filed in Travis County District Court by non-parties to the administrative hearing before the TCEQ and the State Office of Administrative Hearings (SOAH) seeking to challenge the TCEQ’s issuance of the Oak Grove air permit and asking the District Court to remand the matter to the SOAH for further proceedings. Finally, the plaintiffs in these two additional lawsuits filed a third, joint petition claiming insufficiencies in the Oak Grove application, permit, and process and seeking party status and remand to the SOAH for further proceedings. One of the plaintiffs has asked the District Court to consolidate all these proceedings, and the Attorney General of Texas, on behalf of TCEQ, filed pleas to the jurisdiction seeking dismissal of all but the administrative appeal. In May 2009, the District Court dismissed the claims that contest the merits of the TCEQ’s permitting decision, but declined to dismiss the claims that contest the process by which the TCEQ handled the permit application. Oak Grove Management Company LLC (a subsidiary of TCEH) has subsequently intervened in these proceedings and has filed its own pleas to the jurisdiction asking the court to dismiss the remaining collateral attack claims. EFC Holdings believes the Oak Grove air permit granted by the TCEQ was issued in accordance with applicable law. There can be no assurance that the outcome of these matters will not adversely impact the Oak Grove project.

In July 2008, the Sierra Club announced that it may sue Luminant, after the expiration of a 60-day waiting period, for violating federal Clean Air Act provisions in connection with Luminant’s Martin Lake generation facility. EFC Holdings cannot predict whether the Sierra Club will actually file suit relating to Martin Lake or the outcome of any such proceeding.

Other Litigation

In July 2008, Alcoa Inc. filed a lawsuit in Milam County, Texas district court against EFH Corp. and a number of EFC Holdings’ subsidiaries. The lawsuit makes various claims concerning the operation of the Sandow Unit 4 generation facility and the Three Oaks lignite mine, including claims for breach of contract, breach of fiduciary duty, fraud and conversion, and requests money damages in an unspecified amount, declaratory judgment, and other forms of equitable relief. In March 2009, Alcoa Inc. filed an amended complaint and added seven new defendants to the lawsuit, including Texas Holdings, EFC Holdings and additional subsidiaries of EFC Holdings. An agreed scheduling order is currently in place setting trial for May 2010. While EFC Holdings is unable to estimate any possible loss or predict the outcome of this litigation, EFC Holdings believes the claims made in this litigation are without merit and, accordingly, intends to vigorously defend this litigation.

Regulatory Investigations and Reviews

In June 2008, the EPA issued a request for information to TCEH under EPA’s authority under Section 114 of the Clean Air Act. The stated purpose of the request is to obtain information necessary to determine compliance with the Clean Air Act, including New Source Review Standards and air permits issued by the TCEQ for the Big Brown, Monticello and Martin Lake generation facilities. The company is cooperating with the EPA and is responding in good faith to the EPA’s request, but is unable to predict the outcome of this matter.

Other Proceedings

In addition to the above, EFC Holdings is involved in various other legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect on its financial position, results of operations or cash flows.

Guarantees

EFC Holdings and its subsidiaries have entered into contracts that contain guarantees to outside parties that could require performance or payment under certain conditions. Material guarantees are discussed below.

Residual value guarantees in operating leases—Subsidiaries of EFC Holdings are the lessee under various operating leases that guarantee the residual values of the leased assets. At June 30, 2009, the aggregate maximum amount of residual values guaranteed was approximately $44 million with an estimated residual recovery of approximately $49 million. These leased assets consist primarily of mining equipment and rail cars. The average life of the residual value guarantees under the lease portfolio is approximately four years.

See Note 4 above and Note 12 to Financial Statements in the 2008 Form 10-K for discussion of guarantees and security for certain EFC Holdings indebtedness.

Letters of Credit

At June 30, 2009, TCEH had outstanding letters of credit under its credit facilities totaling $716 million as follows:

•	$366 million to support risk management and trading margin requirements in the normal course of business, including over-the-counter hedging transactions;

•

$208 million to support floating rate pollution control revenue bond debt with an aggregate principal amount of $204 million. The letters of credit are available to fund the payment of such debt obligations and expire in 2014;

•	$65 million for collateral funding transactions with counterparties to interest rate swap agreements related to TCEH debt (see Note 4), and

•	$77 million for miscellaneous credit support requirements.

Long-Term Contractual Obligations and Commitments—As of June 30, 2009, EFC Holdings entered into contractual obligations totaling approximately $308 million to purchase nuclear fuel in periods between 2010 and 2020.

6.	EQUITY

Dividend Restrictions—There are no restrictions on EFC Holdings’ ability to use its retained earnings or net income to make distributions on its equity. However, EFC Holdings relies on distributions or loans from TCEH to meet its cash requirements, including funding of distributions. The TCEH Senior Secured Facilities and Indenture contain restrictions on TCEH’s ability to make distributions or loans to EFC Holdings. Thus, all of TCEH’s net income, which represents essentially all of EFC Holdings’ net income, is restricted from being used to make distributions or loans to EFC Holdings unless such distributions or loans are expressly permitted under the TCEH Senior Secured Facilities and Indenture. Those agreements generally permit TCEH to make unlimited distributions or loans to its parent companies, EFC Holdings and EFH Corp., for corporate overhead costs, SG&A expenses, taxes and principal and interest payments. In addition, those agreements contain certain investment and dividend baskets that would allow TCEH to make additional distributions and/or loans to its parent companies up to the amount of such baskets. The TCEH Senior Secured Facilities generally restrict TCEH from making any distribution to any of its parent companies for the ultimate purpose of making a distribution to Texas Holdings unless at the time, and after giving effect to such distribution, its consolidated total debt (as defined in the TCEH Senior Secured Facilities) to Adjusted EBITDA would be equal to or less than 6.5 to 1.0.

In addition, under applicable law, EFC Holdings would be prohibited from paying any dividend to the extent that immediately following payment of such dividend, there would be no statutory surplus or the company would be insolvent.

EFC Holdings has not paid any cash dividends on its common stock subsequent to the Merger.

Noncontrolling Interests

In connection with the filing of a combined operating license application with the NRC for two new nuclear generation units, in January 2009, TCEH and Mitsubishi Heavy Industries Ltd. (MHI) formed a joint venture, known as Comanche Peak Nuclear Power Company LLC, to further the development of the two new nuclear generation units using MHI’s US–Advanced Pressurized Water Reactor technology. Under the terms of the joint venture agreement, a subsidiary of TCEH owns an 88% interest in the venture and a subsidiary of MHI owns a 12% interest. This joint venture is a variable interest entity, and a subsidiary of TCEH is considered the primary beneficiary under FIN 46(R).

Equity

The following table presents the changes to equity for the six months ended June 30, 2009:

	EFC Holdings Shareholders’ Equity
	Preferred Stock	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests (a)	Total Equity
Balance at December 31, 2008	$1	$5,538	$(10,305)	$(236)	$—	$(5,002)
Net income	—	—	419	—	—	419
Net effects of cash flow hedges	—	—	—	42	—	42
Effects of stock-based incentive compensation plans	—	5	—	—	—	5
Investment in subsidiary by noncontrolling interests	—	—	—	—	32	32
Effects of debt push-down from EFH Corp. (Note 4)	—	36	—	—	—	36
Preferred stock redemption	(1)	—	—	—	—	(1)

Balance at June 30, 2009	$—	$5,579	$(9,886)	$(194)	$32	$(4,469)

(a)	See Note 1 for discussion of adoption of SFAS 160.

7.	COMMODITY AND OTHER DERIVATIVE CONTRACTUAL ASSETS AND LIABILITIES

Risk Management Hedging Strategy

EFC Holdings enters into physical and financial derivative instruments, such as options, swaps, futures and forward contracts, primarily to manage commodity price risk and interest rate risk exposure. EFC Holdings’ principal activities involving derivatives consist of a long-term hedging program and the hedging of interest costs on its long-term debt. See Note 8 for a discussion of the fair value of all derivatives.

Long-Term Hedging Program—TCEH has a long-term hedging program designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas, thereby hedging future revenues from electricity sales and related cash flows. In ERCOT, the wholesale price of electricity is correlated to the price of natural gas. Under the program, TCEH has entered into market transactions involving natural gas-related financial instruments and has sold forward natural gas over the next five years. These transactions are intended to hedge a majority of electricity price exposure related to expected baseload generation for this period. Changes in the fair value of the instruments under the long-term hedging program are reported in the income statement in net gain (loss) from commodity hedging and trading activities.

Interest Rate Swap Transactions—Interest rate swap agreements are used to reduce exposure to interest rate changes by converting floating-rate debt to a fixed basis, thereby hedging future interest costs and related cash flows. Changes in the fair value of the swaps are recorded as unrealized gains and losses in interest expense and related charges. See Note 4 for additional information about these and other interest rate swap agreements.

Other Commodity Hedging and Trading Activity—In addition to the long-term hedging program, TCEH enters into derivatives, including electricity, natural gas, fuel oil and coal instruments, generally for shorter-term hedging purposes. To a limited extent, TCEH also enters into derivative transactions for proprietary trading purposes, principally in natural gas and electricity markets.

As of June 30, 2009, commodity positions accounted for as cash flow hedges, which represent a small portion of economic hedge positions, reduce exposure to variability of future cash flows through 2009.

The following table provides detail of commodity and other derivative contractual assets and liabilities as presented in the balance sheet at June 30, 2009:

	Derivatives not under hedge accounting				Cash flow hedges
	Derivative assets		Derivative liabilities		Derivative assets
	Commodity contracts	Interest rate swaps	Commodity contracts	Interest rate swaps	Commodity contracts	Total
Current assets	$3,124	$3	$5	$—	$4	$3,136
Noncurrent assets	1,214	1	4	—	—	1,219
Current liabilities	3	—	2,517	553	—	3,073
Noncurrent liabilities	2	—	662	694	—	1,358

Net assets (liabilities)	$4,333	$4	$(3,170)	$(1,247)	$4	$(76)

Margin deposits related to these derivative instruments are reported separately in the balance sheet and totaled $246 million and $190 million in net liabilities at June 30, 2009 and December 31, 2008, respectively. Amounts presented in the above table do not reflect netting of assets and liabilities with the same counterparties under existing netting arrangements. This presentation can result in significant volatility in derivative assets and liabilities because EFC Holdings may enter into offsetting positions with the same counterparties, resulting in both assets and liabilities, and the underlying commodity prices can change significantly from period to period.

The following table presents the pre-tax effect of derivatives not under hedge accounting on net income for the three and six months ended June 30, 2009:

Derivative	Income statement presentation	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009
Commodity contracts	Net gain (loss) from commodity hedging and trading activities	$(265)	$890

Interest rate swaps	Interest expense and related charges (a)	288	333

	Net gain	$23	$1,223

(a)	Includes unrealized mark-to-market net gains totaling $460 million and $665 million, less amounts accrued or settled under interest rate swaps totaling $172 million and $332 million, for the three and six months ended June 30, 2009, respectively.

Results for the three and six months ended June 30, 2009 include a “day one” loss of $3 million, and results for the three and six months ended June 30, 2008 include net “day one” losses totaling $39 million and $58 million, respectively, primarily associated with commodity contracts entered into at below market prices. Substantially all of these amounts represent losses associated with related series of transactions involving natural gas financial instruments intended to hedge exposure to future changes in electricity prices. The losses are reported in the income statement in net losses from commodity hedging and trading activities, consistent with other mark-to-market hedging and trading gains and losses.

The following tables present the pre-tax effect of derivative instruments accounted for as cash flow hedges on net income (loss) and other comprehensive income (loss) (OCI) for the three and six months ended June 30, 2009:

Three Months Ended June 30, 2009
Derivative	Amount of initial gain (loss) recognized in OCI (effective portion)	Income statement presentation of gain (loss) reclassified from accumulated OCI into income (effective portion)	Amount
Interest rate swaps	$—	Interest expense and related charges	$(44)

Commodity contracts	1	Fuel, purchased power costs and delivery fees	(4)

		Operating revenues	(1)

Total	$1		$(49)

Six Months Ended June 30, 2009
Derivative	Amount of initial gain (loss) recognized in OCI (effective portion)	Income statement presentation of gain (loss) reclassified from accumulated OCI into income (effective portion)	Amount
Interest rate swaps	$—	Interest expense and related charges	$(84)

Commodity contracts	(25)	Fuel, purchased power costs and delivery fees	(4)

		Operating revenues	(2)

Total	$(25)		$(90)

There were no ineffectiveness net gains or losses related to transactions currently designated as cash flow hedges in the three and six months ended June 30, 2009.

Accumulated other comprehensive income related to cash flow hedges at June 30, 2009 totaled $194 million in net losses (after-tax), substantially all of which relates to interest rate swaps. EFC Holdings expects that $105 million of net losses related to cash flow hedges included in accumulated other comprehensive income as of June 30, 2009 will be reclassified into net income during the next twelve months as the related hedged transactions affect net income.

The following table presents the gross notional amounts of derivative volumes, including cash flow hedge volumes, at June 30, 2009:

Derivative type	Notional Volume	Unit of Measure
Interest rate swaps:
Floating/fixed	$17,550	Million US dollars
Basis	$17,400	Million US dollars
Natural gas:
Long-term hedge forward sales and purchases (a)	3,533	Million MMBtu
Locational basis swaps	1,016	Million MMBtu
All other	1,351	Million MMBtu
Electricity	196,377	GWh
Coal	10	Million tons
Fuel oil	180	Million gallons

(a)	Represents gross notional forward sales, purchases and options of fixed and basis transactions in the long-term hedging program. The net amount of these transactions, excluding basis transactions, is 1.8 billion MMBtu.

Credit Risk-Related Contingent Features

The agreements that govern EFC Holdings’ derivative instrument transactions may contain certain credit risk-related contingent features that could trigger liquidity requirements in the form of cash collateral, letters of credit or some other form of credit enhancement. Certain of those agreements require the posting of collateral if TCEH’s credit rating is downgraded by one or more of the credit rating agencies; however, due to TCEH’s below investment grade ratings, substantially all of such collateral posting requirements are already effective.

As of June 30, 2009, the fair value of liabilities related to derivative instruments under agreements with credit risk-related contingent features that were not fully cash collateralized totaled $1.142 billion. The liquidity exposure associated with these liabilities was reduced by cash and letter of credit postings with the counterparties totaling $181 million as of June 30, 2009. If all the credit risk-related contingent features related to these derivatives had been triggered, including cross default provisions, as of June 30, 2009, the remaining related liquidity requirement would have totaled $40 million after reduction for net accounts receivable and derivative assets under netting arrangements.

In addition, certain derivative agreements that are collateralized solely with asset liens include indebtedness cross-default provisions that could result in the settlement of such contracts if there were a failure under other financing arrangements to meet payment terms or to comply with other covenants that could result in the acceleration of such indebtedness. As of June 30, 2009, the fair value of derivative liabilities subject to such cross-default provisions, largely related to interest rate swaps, totaled $1.637 billion (before consideration of the amount of assets under the liens). The liquidity exposure associated with these liabilities was reduced by cash investments and letters of credit posted with counterparties totaling $65 million as of June 30, 2009 (see Note 4). If all the credit risk-related contingent features related to these derivatives, including amounts related to cross-default provisions, had been triggered as of June 30, 2009, the remaining related liquidity requirement would have totaled $1.202 billion after reduction for derivative assets under netting arrangements (before consideration of the amount of assets under the liens). See Note 12 to the Financial Statements in EFC Holdings’ 2008 Form 10-K for a description of other obligations that are supported by asset liens.

The aggregate fair values of liabilities under agreements with credit risk-related contingent features, including cross-default provisions, totaled $2.779 billion at June 30, 2009. This amount is before consideration of cash and letter of credit collateral posted, net accounts receivable and derivative assets under netting arrangements and assets under related liens.

Some commodity derivative contracts contain credit risk-related contingent features that do not provide for specific amounts to be posted if the features are triggered. These provisions include material adverse change, performance assurance, and other clauses that generally provide counterparties with the right to request additional credit enhancements. The amounts disclosed above exclude credit risk-related contingent features that do not provide for specific amounts or exposure calculations.

While the disclosures above address EFC Holdings’ derivative liabilities, EFC Holdings also manages its counterparty credit exposure with respect to derivative and other assets.

8.	FAIR VALUE MEASUREMENTS

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. With the adoption of SFAS 157, EFC Holdings uses a “mid-market” valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of its assets and liabilities subject to fair value measurement under SFAS 133 and other accounting rules that require such measurement on a recurring basis. EFC Holdings primarily uses the market approach for recurring fair value measurements and uses valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

EFC Holdings categorizes its assets and liabilities recorded at fair value based upon the following fair value hierarchy established by SFAS 157:

•

Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. EFC Holdings’ Level 1 assets and liabilities normally include exchange traded commodity contracts. For example, a significant number of EFC Holdings’ derivatives are NYMEX futures and swaps transacted through clearing brokers for which prices are actively quoted.

•

Level 2 valuations use inputs, in the absence of actively quoted market prices, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. EFC Holdings’ Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs. For example, EFC Holdings’ Level 2 assets and liabilities include forward commodity positions at locations for which over-the-counter broker quotes are available.

•

Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. EFC Holdings uses the most meaningful information available from the market combined with internally developed valuation methodologies to develop its best estimate of fair value. For example, certain derivative assets or liabilities are derived from pricing models that utilize multiple inputs to the valuations, including inputs that are not observable or easily corroborated through other means.

EFC Holdings utilizes several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis. These methods include, among others, the use of broker quotes and statistical relationships between different price curves.

In utilizing broker quotes, EFC Holdings attempts to obtain multiple quotes from brokers that are active in the commodity markets in which it participates (and requires at least one quote from two brokers to determine a pricing input as observable); however, not all pricing inputs are quoted by brokers. The number of broker quotes received for certain pricing inputs varies depending on the depth of the trading market, each individual broker’s publication policy, recent trading volume trends and various other factors. In addition, for valuation of interest rate swaps, EFC Holdings uses a combination of dealer provided market valuations (generally non-binding) and Bloomberg valuations based on month-end interest rate curves and standard rate swap valuation models.

Certain derivatives and financial instruments are valued utilizing option pricing models that take into consideration multiple inputs including commodity prices, volatility factors, discount rates and other inputs. Additionally, when there is not a sufficient amount of observable market data, valuation models are developed that incorporate proprietary views of market factors. Those valuation models are generally used in developing long-term forward price curves for certain commodities. EFC Holdings believes the development of such curves is consistent with industry practice; however, the fair value measurements resulting from such curves are classified as Level 3.

With respect to amounts presented in the following fair value hierarchy table, the fair value measurement of an asset or liability (e.g. a contract) is required under SFAS 157 to fall in its entirety in one level, based on the lowest level input that is significant to the fair value measurement. Certain assets and liabilities would be classified in Level 2 instead of Level 3 of the hierarchy except for the effects of credit reserves and non-performance risk adjustments, respectively. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability being measured.

At June 30, 2009, assets and liabilities measured at fair value on a recurring basis consisted of the following:

	Level 1	Level 2	Level 3 (a)	Reclassification (b)	Total
Assets:
Commodity-related contracts	$1,184	$2,888	$265	$14	$4,351
Interest rate swaps	—	4	—	—	4
Nuclear decommissioning trust—equity securities (c) (e)	119	85	—	—	204
Nuclear decommissioning trust—debt securities (d) (e)	4	200	—	—	204

Total assets	$1,307	$3,177	$265	$14	$4,763

Liabilities:
Commodity-related contracts	$1,424	$1,409	$337	$14	$3,184
Interest rate swaps	—	1,247	—	—	1,247

Total liabilities	$1,424	$2,656	$337	$14	$4,431

(a)	Level 3 assets and liabilities consist primarily of more complex long-term power purchase and sales agreements, including longer-term wind generation purchase contracts and certain natural gas positions (collars) in the long-term hedging program.
(b)	Represents the effects of reclassification of the assets and liabilities to conform to the balance sheet presentation of current and long-term assets and liabilities.
(c)	The investment objective for equity securities is to invest tax efficiently and to match the performance of the S&P 500 Index.
(d)	The investment objective for debt securities is to invest in a diversified tax efficient portfolio with an overall portfolio rating of AA or above as graded by S&P or Aa2 by Moody’s. The debt securities are heavily weighted with municipal bonds. The debt securities have an average coupon rate of 4.27% and an average maturity of 8.78 years.
(e)	The nuclear decommissioning trust investment is included in the Investments line on the balance sheet.

At December 31, 2008, assets and liabilities measured at fair value on a recurring basis consisted of the following:

	Level 1	Level 2	Level 3 (a)	Total
Assets:
Commodity-related contracts	$1,010	$2,061	$283	$3,354
Interest rate swaps	—	(1)	—	(1)
Nuclear decommissioning trust—equity securities (b)(d)	109	83	—	192
Nuclear decommissioning trust—debt securities (c)(d)	—	193	—	193

Total assets	$1,119	$2,336	$283	$3,738

Liabilities:
Commodity-related contracts	$1,288	$1,274	$355	$2,917
Interest rate swaps	—	1,908	—	1,908

Total liabilities	$1,288	$3,182	$355	$4,825

(a)	Level 3 assets and liabilities consist primarily of more complex long-term power purchase and sales agreements, including longer-term wind generation purchase contracts and certain natural gas positions (collars) in the long-term hedging program.
(b)	The investment objective for equity securities is to invest tax efficiently and to match the performance of the S&P 500 Index.

(c)	The investment objective for debt securities is to invest in a diversified tax efficient portfolio with an overall portfolio rating of AA or above as graded by S&P or Aa2 by Moody’s. The debt securities are heavily weighted with municipal bonds. The debt securities have an average coupon rate of 3.77% and an average maturity of 8.0 years.
(d)	The nuclear decommissioning trust investment is included in the Investments line on the balance sheet.

Commodity-related contracts consist primarily of natural gas, electricity, fuel oil and coal derivative instruments entered into for hedging purposes and include physical contracts that have not been designated “normal” purchases or sales under SFAS 133. See Note 7 for further discussion regarding the company’s use of derivative instruments.

Interest rate swaps consist largely of variable-to-fixed rate swap instruments that are economic hedges of interest on long-term debt, as well as interest rate basis swaps designed to further reduce fixed borrowing costs. See Note 4 for discussion of interest rate swaps.

Nuclear decommissioning trust assets represent securities held for the purpose of funding the future retirement and decommissioning of TCEH’s nuclear generation units. These investments include equity, debt and other fixed-income securities consistent with investment rules established by the NRC and the PUCT.

The following table presents the changes in fair value of the Level 3 assets and liabilities (all related to commodity contracts) for the three and six months ended June 30, 2009 and 2008:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Balance at beginning of period	$(78)	$(272)	$(72)	$(173)
Total realized and unrealized gains (losses) (a):
Included in net income (loss)	(1)	(217)	16	(345)
Included in other comprehensive income (loss)	1	14	(25)	15
Purchases, sales, issuances and settlements (net) (b)	7	(18)	(10)	(3)
Net transfers in and/or out of Level 3 (c)	(1)	(46)	19	(33)

Balance at end of period	$(72)	$(539)	$(72)	$(539)

Net change in unrealized gains (losses) included in net income relating to instruments held at end of period (d)	$2	$(256)	$16	$(375)

(a)	Substantially all changes in values of commodity-related contracts are reported in the income statement in net gain (loss) from commodity hedging and trading activities.
(b)	Settlements represent reversals of unrealized mark-to-market valuations of these positions previously recognized in net income. Purchases and issuances reflect option premiums paid or received.
(c)	Includes transfers due to changes in the observability of significant inputs used in valuing derivatives. Transfers in are assumed to transfer in at the beginning of the quarter and transfers out at the end of the quarter, which is when the assessments are performed. Any changes in value during the period are reported as unrealized gains and losses in net gain (loss) from commodity hedging and trading activities.
(d)	Includes unrealized gains and losses of instruments held at the end of the period only related to the periods in which the instrument was classified as a Level 3 asset or liability.

9.	FAIR VALUE OF NONDERIVATIVE FINANCIAL INSTRUMENTS

The carrying amounts and related estimated fair values of significant nonderivative financial instruments were as follows:

	June 30, 2009		December 31, 2008
	Carrying Amount	Fair Value (a)	Carrying Amount	Fair Value (a)
On balance sheet assets (liabilities):

Long-term debt (including current maturities) (b):	$(32,121)	$(22,120)	$(31,666)	$(21,724)

Off balance sheet assets (liabilities):

Financial guarantees	$—	$(8)	$—	$(3)

(a)	Fair value determined in accordance with SFAS 157.
(b)	Excludes capital leases.

See Notes 7 and 8 for discussion of accounting for financial instruments that are derivatives.

10.	PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS

Subsidiaries of EFC Holdings are participating employers in the EFH Retirement Plan, a defined benefit pension plan sponsored by EFH Corp. Subsidiaries of EFC Holdings also participate with EFH Corp. and certain other affiliated subsidiaries of EFH Corp. to offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. The net allocated pension and other postretirement employee benefits (OPEB) costs applicable to EFC Holdings totaled $5 million and $4 million for the three months ended June 30, 2009 and 2008, respectively, and $10 million and $7 million for the six months ended June 30, 2009 and 2008, respectively.

The discount rates reflected in net pension and OPEB costs in 2009 are 6.90% and 6.85%, respectively. The expected rates of return on pension and OPEB plan assets reflected in the 2009 cost amounts are 8.25% and 7.64%, respectively.

EFC Holdings provided cash contributions totaling $595 thousand to the pension plan and totaling $331 thousand to the OPEB plan in the six months ended June 30, 2009, and expects to make additional contributions of approximately $400 thousand and $269 thousand, respectively, in the remainder of 2009.

11.	RELATED–PARTY TRANSACTIONS

The following represent the significant related-party transactions of EFC Holdings:

•

TCEH incurs electricity delivery fees charged by Oncor. These fees totaled $246 million and $474 million for the three and six month periods ended June 30, 2009, respectively, and $242 million and $486 million for the three and six month periods ended June 30, 2008, respectively.

•

Oncor’s bankruptcy-remote financing subsidiary has issued securitization bonds to recover generation-related regulatory assets through a transition surcharge to its customers. Oncor’s incremental income taxes related to the transition surcharges it collects are being reimbursed by TCEH. Therefore, EFC Holdings’ financial statements reflect a noninterest bearing note payable to Oncor of $273 million ($36 million reported as trade accounts and other payables to affiliates) at June 30, 2009 and $289 million ($35 million reported as trade accounts and other payables to affiliates) at December 31, 2008.

•

TCEH reimburses Oncor for interest expense on Oncor’s bankruptcy-remote financing subsidiary’s securitization bonds. This interest expense totaled $11 million and $21 million for the three and six month periods ended June 30, 2009, respectively, and $12 million and $23 million for the three and six month periods ended June 30, 2008, respectively.

•

Notes receivable from EFH Corp. are payable to EFC Holdings on demand and arise from borrowings used for the working capital and general corporate purposes of EFH Corp. The notes totaled $1.026 billion at June 30, 2009 and $584 million at December 31, 2008. The average daily balance of the notes for the three and six month periods ended June 30, 2009 was $814 million and $700 million, respectively, and was $393 million and $307 million for the three and six month periods ended June 30, 2008, respectively. The notes carry interest at a rate based on the one-month LIBOR rate plus 5.00%, and interest income totaled $10 million and $18 million for the three and six month periods ended June 30, 2009, respectively, and $8 million and $12 million for the three and six month periods ended June 30, 2008, respectively.

•

An EFH Corp. subsidiary charges subsidiaries of EFC Holdings for financial, accounting, environmental and other administrative services at cost. These costs, which are primarily reported in SG&A expenses, totaled $18 million and $36 million for the three and six month periods ended June 30, 2009, respectively, and $17 million and $31 million for the three and six month periods ended June 30, 2008, respectively.

•

Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility, reported in investments on EFC Holdings’ balance sheet, is funded by a delivery fee surcharge billed to REPs by Oncor and remitted to TCEH, with the intent that the trust fund assets will be sufficient to fund the decommissioning liability, reported in noncurrent liabilities on EFC Holdings’ balance sheet. Income and expenses associated with the trust fund and the decommissioning liability incurred by EFC Holdings are offset by a net change in the intercompany receivable/payable with Oncor, which in turn results in a change in Oncor’s net regulatory asset/liability. At June 30, 2009 and December 31, 2008, the excess of the net decommissioning liability over the trust fund balance resulted in a regulatory asset at Oncor of $128 million and $127 million, respectively.

•

TCEH had posted cash collateral of $15 million as of June 30, 2009 and December 31, 2008 to Oncor related to interconnection agreements for three generation units being developed by TCEH. The collateral is reported in EFC Holdings’ balance sheet in other current assets.

•

EFC Holdings has a 53.1% limited partnership interest, with a carrying value of $13 million and $17 million at June 30, 2009 and December 31, 2008, respectively, in an EFH Corp. subsidiary holding software and other computer-related assets. Equity losses related to this interest totaled $1 million and $3 million for the three and six month periods ended June 30, 2009, respectively, and totaled $2 million and $5 million for the three and six month periods ended June 30, 2008, respectively. These losses primarily represent amortization of assets held by the subsidiary. The equity losses are reported as other deductions.

•

EFH Corp. files a consolidated federal income tax return; however, EFC Holdings’ federal income tax and Texas margin tax expense and related balance sheet amounts, including income taxes payable to or receivable from EFH Corp., are recorded as if EFC Holdings filed its own income tax returns. As a result, EFC Holdings had income taxes payable to EFH Corp. of $20 million and $33 million at June 30, 2009 and December 31, 2008, respectively.

•

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s credit rating being below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, as of both June 30, 2009 and December 31, 2008, TCEH had posted letters of credit in the amount of $14 million and $13 million, respectively, for the benefit of Oncor.

•

Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. As part of this stipulation, TCEH will post a letter of credit in an amount equal to $170 million to secure retail payment obligations to Oncor if two or more of Oncor’s credit ratings are below investment grade.

•

At the closing of the Merger, TCEH entered into the TCEH Senior Secured Facilities with a syndicate of financial institutions and other lenders. This syndicate included affiliates of GS Capital Partners (a member of the Sponsor Group). In November and December 2007, TCEH offered the TCEH Notes. Affiliates of GS Capital Partners served as initial purchasers in such offerings. Affiliates of GS Capital Partners have from time to time engaged in commercial banking and financial advisory transactions with EFC Holdings in the normal course of business.

•	Affiliates of GS Capital Partners are parties to certain commodity and interest rate hedging transactions with EFC Holdings in the normal course of business.

•	Affiliates of the Sponsor Group may sell or acquire debt or debt securities issued by EFC Holdings or its subsidiaries in open market transactions or through loan syndications.

See Note 3 for information regarding the accounts receivable securitization program and related subordinated notes receivable from TXU Receivables Company and Note 4 for guarantees and push-down of certain EFH Corp. debt.

12.	SUPPLEMENTARY FINANCIAL INFORMATION

Other Income and Deductions

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Other income:
Mineral rights royalty income	$1	$1	$2	$2
Other	1	2	3	4

Total other income	$2	$3	$5	$6

Other deductions:
Severance charges	$1	$—	$7	$—
Litigation/regulatory settlements	—	7	—	7
Equity losses - unconsolidated affiliates	1	2	3	5
Other	2	5	4	7

Total other deductions	$4	$14	$14	$19

Interest Expense and Related Charges

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Interest (including net amounts settled/accrued under interest rate swaps)	$695	$692	$1,391	$1,394
Unrealized mark-to-market net gain on interest rate swaps	(460)	—	(665)	—
Amortization of interest rate swap losses at dedesignation of hedge accounting	44	—	84	—
Amortization of fair value debt discounts resulting from purchase accounting	4	4	8	8
Amortization of debt issuance costs and discounts	31	27	61	54
Interest capitalized in accordance with SFAS 34	(79)	(72)	(173)	(146)

Total interest expense and related charges	$235	$651	$706	$1,310

Restricted Cash

	At June 30, 2009		At December 31, 2008
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Amounts related to the TCEH Letter of Credit Facility (See Note 4)	$—	$1,135	$—	$1,250
Amounts related to margin deposits held	1	—	4	—

Total restricted cash	$1	$1,135	$4	$1,250

Inventories by Major Category

	June 30, 2009	December 31, 2008
Materials and supplies	$143	$134
Fuel stock	209	162
Natural gas in storage	28	65

Total inventories	$380	$361

Investments

	June 30, 2009	December 31, 2008
Nuclear decommissioning trust	$408	$385
Assets related to employee benefit plans, including employee savings programs, net of distributions	32	36
Land	42	42
Investment in unconsolidated affiliate	13	17
Miscellaneous other	4	4

Total investments	$499	$484

Nuclear Decommissioning Trust—Investments in a trust that will be used to fund the costs to decommission the Comanche Peak nuclear generation plant are carried at fair value. Decommissioning costs are being recovered from Oncor’s customers as a delivery fee surcharge over the life of the plant and deposited in the trust fund. Net gains and losses on investments in the trust fund are offset by a corresponding adjustment to a regulatory asset/liability. A summary of investments in the fund follows:

	June 30, 2009
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities	$207	$5	$(8)	$204
Equity securities	187	48	(31)	204

Total	$394	$53	$(39)	$408

	December 31, 2008
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities	$203	$4	$(14)	$193
Equity securities	181	46	(35)	192

Total	$384	$50	$(49)	$385

(a)	Includes realized gains and losses of securities sold.

Debt securities held at June 30, 2009 mature as follows: $60 million in one to five years, $44 million in five to ten years and $100 million after ten years.

Property, Plant and Equipment

As of June 30, 2009 and December 31, 2008, property, plant and equipment of $21.0 billion and $20.9 billion, respectively, was stated net of accumulated depreciation and amortization of $2.1 billion and $1.5 billion, respectively.

Asset Retirement Obligations

These liabilities primarily relate to nuclear generation plant decommissioning, land reclamation related to lignite mining, removal of lignite/coal-fueled plant ash treatment facilities and generation plant asbestos removal and disposal costs. There is no earnings impact with respect to the recognition of the asset retirement costs for nuclear decommissioning, as all costs are recoverable through the regulatory process as part of Oncor’s rates.

The following table summarizes the changes to the asset retirement liability, reported in other noncurrent liabilities and deferred credits in the balance sheet, during the six months ended June 30, 2009:

Asset retirement liability at January 1, 2009	$859
Additions:
Accretion	30
Reductions:
Payments, essentially all mining reclamation	(14)

Asset retirement liability at June 30, 2009	$875

Exit Liabilities

As part of purchase accounting, EFC Holdings accrued $38 million in costs expected to be incurred related to the termination and transition of outsourcing arrangements. EFC Holdings incurred $9 million of the exit liabilities in the six months ended June 30, 2009, and the remaining accrual is expected to be settled no later than June 30, 2010, the targeted date of completion of transition of outsourced activities back to EFC Holdings or to service providers.

Other Noncurrent Liabilities and Deferred Credits

The balance of other noncurrent liabilities and deferred credits consists of the following:

	June 30, 2009	December 31, 2008
Uncertain tax positions (including accrued interest)	$942	$861
Asset retirement obligations	875	859
Unfavorable purchase and sales contracts	713	727
Retirement plan and other employee benefits	58	56
Other	24	25

Total other noncurrent liabilities and deferred credits	$2,612	$2,528

EFC Holdings does not expect the total amount of liabilities recorded related to uncertain tax positions to significantly increase or decrease within the next 12 months. As of June 30, 2009, the federal income tax benefit on the interest accrued on uncertain tax positions is recorded as accumulated deferred income taxes.

Unfavorable Purchase and Sales Contracts—The amortization of unfavorable purchase and sales contracts totaled $7 million and $6 million in the three months ended June 30, 2009 and 2008, respectively, and $14 million and $13 million in the six months ended June 30, 2009 and 2008, respectively. Favorable purchase and sales contracts are recorded as intangible assets (see Note 2).

The estimated amortization of unfavorable purchase and sales contracts for each of the five succeeding fiscal years from December 31, 2008 is as follows:

Year	Amount
2009	$27
2010	27
2011	27
2012	27
2013	26

Supplemental Cash Flow Information

	Six Months Ended June 30,
	2009	2008
Cash payments (receipts) related to:
Interest paid (including net amounts under interest rate swaps)	$1,178	$1,261
Capitalized interest	(173)	(146)

Interest paid (net of capitalized interest) (a)	1,005	1,115
Income taxes	34	30
Noncash investing and financing activities:
Issuance of toggle notes as consideration for cash interest for TCEH	98	—
Effect of Parent’s payment of interest and issuance of toggle notes as consideration for cash interest, net of tax, on pushed down debt	111	81
Noncash construction expenditures (b)	123	105
Capital leases	15	9
Purchase accounting adjustments	—	(47)

(a)	Net of interest received on interest rate swaps.
(b)	Represents end of period accruals.

13.	SUPPLEMENTAL GUARANTOR CONDENSED FINANCIAL INFORMATION

In 2007, TCEH and TCEH Finance, as Co-Issuers, issued $3.0 billion 10.25% Senior Notes Due 2015, $2.0 billion 10.25% Series B Senior Notes due 2015 and $1.75 billion 10.50%/11.25% Senior Toggle Notes due 2016 (the TCEH Senior Notes). In May 2009, the Co-Issuers issued an additional $98.5 million of the Senior Toggle Notes (see Note 4). The TCEH Senior Notes are unconditionally guaranteed by EFC Holdings and by each subsidiary that guarantees the TCEH Senior Secured Facilities (collectively, the Guarantors). The guarantees issued by the Guarantors are full and unconditional, joint and several guarantees of the TCEH Senior Notes. The guarantees rank equally with any senior unsecured indebtedness of the Guarantors and rank effectively junior to all of the secured indebtedness of the Guarantors to the extent of the assets securing that indebtedness. All other subsidiaries of EFC Holdings, either direct or indirect, do not guarantee the TCEH Senior Notes (collectively the Non-Guarantors). The indenture governing the TCEH Senior Notes contains certain restrictions, subject to certain exceptions, on EFC Holdings’ ability to pay dividends or make investments. See Note 6.

The following tables have been prepared in accordance with Regulation S-X Rule 3-10, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered “ in order to present the condensed consolidating statements of income of EFC Holdings (Parent), TCEH (Issuer), the Guarantors and the Non-Guarantors for the three- and six-month periods ended June 30, 2009 and 2008, the condensed consolidating statements of cash flows of the Parent, Issuer, the Guarantors and the Non-Guarantors for the six-month periods ended June 30, 2009 and 2008 and the condensed consolidating balance sheets as of June 30, 2009 and December 31, 2008 of the Parent, Issuer, the Guarantors and the Non-Guarantors. Investments in consolidated subsidiaries are accounted for under the equity method. The presentations reflect the application of SEC Staff Accounting Bulletin Topic 5J, Push Down Basis of Accounting Required in Certain Limited Circumstances, including the effects of the push down of the $2.325 billion and $2.250 billion of the EFH Corp. Senior Notes to the Parent Guarantor as of June 30, 2009 and December 31, 2008, respectively, and the TCEH Senior Notes and the TCEH Senior Secured Facilities to the Other Guarantors. TCEH Finance’s sole function is to be the co-issuer of the TCEH Senior Notes; therefore, it has no other independent assets, liabilities or operations (see Notes 4 and 5).

EFC Holdings (parent entity) received no dividends from its consolidated subsidiaries for the six-month period ended June 30, 2009 or for the six-month period ended June 30, 2008.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Statements of Income (Loss)

For the Three Months Ended June 30, 2009

(millions of dollars)

	Parent Guarantor	Issuer	Other Guarantors	Non- Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$1,945	$—	$—	$1,945
Fuel, purchased power costs and delivery fees	—	—	(957)	—	—	(957)
Net loss from commodity hedging and trading activities	—	(178)	(70)	—	—	(248)
Operating costs	—	—	(174)	—	—	(174)
Depreciation and amortization	—	—	(283)	—	—	(283)
Selling, general and administrative expenses	—	—	(192)	—	—	(192)
Franchise and revenue-based taxes	—	—	(22)	—	—	(22)
Other income	—	—	2	—	—	2
Other deductions	—	—	(4)	—	—	(4)
Interest income	—	105	101	—	(195)	11
Interest expense and related charges	(72)	(375)	(412)	—	624	(235)

Income (loss) before income taxes	(72)	(448)	(66)	—	429	(157)

Income tax (expense) benefit	24	155	20	—	(149)	50

Equity earnings (losses) of subsidiaries	(59)	234	—	—	(175)	—

Net income (loss)	$(107)	$(59)	$(46)	$—	$105	$(107)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Statements of Income (Loss)

For the Three Months Ended June 30, 2008

(millions of dollars)

	Parent Guarantor	Issuer	Other Guarantors	Non- Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$2,567	$—	$—	$2,567
Fuel, purchased power costs and delivery fees	—	—	(1,658)	—	—	(1,658)
Net loss from commodity hedging and trading activities	—	(2,947)	(1,780)	—	—	(4,727)
Operating costs	—	—	(184)	—	—	(184)
Depreciation and amortization	—	—	(262)	—	—	(262)
Selling, general and administrative expenses	—	—	(170)	—	(1)	(171)
Franchise and revenue-based taxes	1	—	(24)	—	—	(23)
Other income	—	—	3	—	—	3
Other deductions	—	—	(14)	—	—	(14)
Interest income	(6)	64	162	—	(205)	15
Interest expense and related charges	(69)	(777)	(571)	—	766	(651)

Income (loss) before income taxes	(74)	(3,660)	(1,931)	—	560	(5,105)

Income tax (expense) benefit	25	1,296	690	—	(195)	1,816

Equity earnings (losses) of subsidiaries	(3,240)	(876)	—	—	4,116	—

Net income (loss)	$(3,289)	$(3,240)	$(1,241)	$—	$4,481	$(3,289)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Statements of Income (Loss)

For the Six Months Ended June 30, 2009

(millions of dollars)

	Parent Guarantor	Issuer	Other Guarantors	Non- Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$3,711	$—	$—	$3,711
Fuel, purchased power costs and delivery fees	—	—	(1,800)	—	—	(1,800)
Net gain from commodity hedging and trading activities	—	387	493	—	—	880
Operating costs	—	—	(343)	—	—	(343)
Depreciation and amortization	—	—	(559)	—	—	(559)
Selling, general and administrative expenses	—	—	(361)	(2)	—	(363)
Franchise and revenue-based taxes	—	—	(47)	—	—	(47)
Impairment of goodwill	—	(70)	—	—	—	(70)
Other income	—	—	5	—	—	5
Other deductions	—	—	(14)	—	—	(14)
Interest income	—	202	192	—	(375)	19
Interest expense and related charges	(144)	(988)	(822)	—	1,248	(706)

Income (loss) before income taxes	(144)	(469)	455	(2)	873	713

Income tax (expense) benefit	46	132	(170)	1	(303)	(294)

Equity earnings (losses) of subsidiaries	517	854	—	—	(1,371)	—

Net income (loss)	$419	$517	$285	$(1)	$(801)	$419

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Statements of Income (Loss)

For the Six Months Ended June 30, 2008

(millions of dollars)

	Parent Guarantor	Issuer	Other Guarantors	Non- Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$4,550	$—	$—	$4,550
Fuel, purchased power costs and delivery fees	—	—	(2,723)	—	—	(2,723)
Net loss from commodity hedging and trading activities	—	(3,656)	(2,637)	—	—	(6,293)
Operating costs	—	—	(342)	—	—	(342)
Depreciation and amortization	—	—	(531)	—	—	(531)
Selling, general and administrative expenses	—	—	(322)	—	—	(322)
Franchise and revenue-based taxes	1	—	(49)	—	—	(48)
Other income	1	—	6	—	(1)	6
Other deductions	—	—	(19)	—	—	(19)
Interest income	4	125	316	—	(421)	24
Interest expense and related charges	(139)	(1,587)	(1,169)	—	1,585	(1,310)

Income (loss) before income taxes	(133)	(5,118)	(2,920)	—	1,163	(7,008)

Income tax (expense) benefit	45	1,808	1,031	—	(404)	2,480

Equity earnings (losses) of subsidiaries	(4,440)	(1,130)	—	—	5,570	—

Net income (loss)	$(4,528)	$(4,440)	$(1,889)	$—	$6,329	$(4,528)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

For the Six Months Ended June 30, 2009

(millions of dollars)

	Parent/ Guarantor	Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Cash provided by (used in) operating activities	$(9)	$(1,005)	$1,504	$(4)	$1	$487

Cash flows—financing activities:
Issuances of long-term debt	—	435	—	—	—	435
Retirements/repurchases of long-term debt	(1)	(83)	(87)	—	—	(171)
Change in advances/notes-affiliates	10	265	—	—	(292)	(17)
Contributions from noncontrolling interests	—	—	—	32	—	32
Other-net	—	—	1	—	—	1

Cash provided by (used in) financing activities	9	617	(86)	32	(292)	280

Cash flows—investing activities:
Capital expenditures and nuclear fuel purchases	—	—	(805)	(17)	—	(822)
Redemption of investment held in money market fund	—	142	—	—	—	142
Reduction of restricted cash related to letter of credit facility	—	115	—	—	—	115
Transfer of cash collateral to custodian account	—	—	3	—	—	3
Proceeds from sale of environmental allowances and credits	—	—	7	—	—	7
Purchases of environmental allowances and credits	—	—	(14)	—	—	(14)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	2,231	—	—	2,231
Investments in nuclear decommissioning trust fund securities	—	—	(2,238)	—	—	(2,238)
Changes in loans—affiliates	—	(115)	(618)	—	291	(442)
Other-net	—	—	25	—	—	25

Cash used in investing activities	—	142	(1,409)	(17)	291	(993)

Net change in cash and cash equivalents	—	(246)	9	11	—	(226)
Cash and cash equivalents—beginning balance	—	475	4	—	—	479

Cash and cash equivalents—ending balance	$—	$229	$13	$11	$—	$253

ENERGY FUTURE COMPETITIVE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

For the Six Months Ended June 30, 2008

(millions of dollars)

	Parent Guarantor	Issuer	Other Guarantors	Non- Guarantors	Eliminations	Consolidated
Cash used in operating activities	$(1)	$(1,168)	$(506)	$—	$—	$(1,675)

Cash flows—financing activities:
Issuances of long-term debt	—	1,004	—	—	—	1,004
Retirements/repurchases of long-term debt	(1)	(329)	(20)	—	—	(350)
Change in short-term borrowings	—	2,640	—	—	—	2,640
Change in advances—affiliates	6	(1,785)	—	—	1,779	—
Other-net	—	(4)	6	—	—	2

Cash provided by (used in) financing activities	5	1,526	(14)	—	1,779	3,296

Cash flows—investing activities:
Capital expenditures and nuclear fuel purchases	—	—	(1,098)	—	—	(1,098)
Proceeds from sale of environmental allowances and credits	—	—	28	—	—	28
Purchases of environmental allowances and credits	—	—	(17)	—	—	(17)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	475	—	—	475
Investments in nuclear decommissioning trust fund securities	—	—	(482)	—	—	(482)
Change in advances—affiliates	(4)	(449)	1,790	—	(1,779)	(442)
Other-net	—	30	(168)	—	—	(138)

Cash used in investing activities	(4)	(419)	528	—	(1,779)	(1,674)

Net change in cash and cash equivalents	—	(61)	8	—	—	(53)
Cash and cash equivalents—beginning balance	—	207	8	—	—	215

Cash and cash equivalents—ending balance	$—	$146	$16	$—	$—	$162

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

at June 30, 2009

(millions of dollars)

	Parent Guarantor	Issuer	Other Guarantors	Non- Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$229	$13	$11	$—	$253
Restricted cash	—	—	1	—	—	1
Advances to affiliates	1	—	4,884	—	(4,885)	—
Trade accounts receivable—net	—	—	895	—	—	895
Notes receivable from parent	—	1,046	—	—	(20)	1,026
Income taxes receivable from parent	2	—	—	1	(3)	—
Accounts receivable from affiliates	—	13	—	—	(13)	—
Inventories	—	—	380	—	—	380
Commodity and other derivative contractual assets	—	603	2,558	—	(25)	3,136
Accumulated deferred income taxes	6	112	18	—	—	136
Margin deposits related to commodity positions	—	—	345	—	—	345
Other current assets	—	6	62	—	—	68

Total current assets	9	2,009	9,156	12	(4,946)	6,240

Restricted cash	—	1,135	—	—	—	1,135
Investments	(2,089)	20,538	532	—	(18,482)	499
Property, plant and equipment—net	—	—	20,954	57	—	21,011
Goodwill	—	10,252	—	—	—	10,252
Intangible assets—net	—	—	2,727	—	—	2,727
Commodity and other derivative contractual assets	—	571	648	—	—	1,219
Accumulated deferred income taxes	26	387	—	—	(413)	—
Other noncurrent assets, principally unamortized debt issuance costs	50	563	655	3	(516)	755

Total assets	$(2,004)	$35,455	$34,672	$72	$(24,357)	$43,838

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$—	$900	$900	$—	$(900)	$900
Advances from affiliates	—	4,885	—	—	(4,885)	—
Long-term debt due currently	8	165	199	—	(165)	207
Trade accounts payable—nonaffiliates	—	—	766	2	—	768
Notes or other liabilities due to affiliates	20	—	226	2	(33)	215
Commodity and other derivative contractual liabilities	—	786	2,312	—	(25)	3,073
Margin deposits related to commodity positions	—	93	435	—	—	528
Accrued income taxes payable to parent	—	15	8	—	(3)	20
Accrued taxes other than income	1	—	71	—	—	72
Accrued interest	45	287	171	—	(167)	336
Other current liabilities	—	28	275	1	(3)	301

Total current liabilities	74	7,159	5,363	5	(6,181)	6,420

Accumulated deferred income taxes	—	—	5,982	—	(379)	5,603
Commodity and other derivative contractual liabilities	—	852	506	—	—	1,358
Notes or other liabilities due affiliates	—	—	237	—	—	237
Long-term debt, less amounts due currently	2,421	29,478	28,272	—	(28,094)	32,077
Other noncurrent liabilities and deferred credits	2	57	2,553	—	—	2,612

Total liabilities	2,497	37,546	42,913	5	(34,654)	48,307

EFC Holdings’ shareholders’ equity	(4,501)	(2,091)	(8,241)	35	10,297	(4,501)
Noncontrolling interests in subsidiaries	—	—	—	32	—	32

Total equity	(4,501)	(2,091)	(8,241)	67	10,297	(4,469)

Total liabilities and equity	$(2,004)	$35,455	$34,672	$72	$(24,357)	$43,838

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

at December 31, 2008

(millions of dollars)

	Parent Guarantor	Issuer	Other Guarantors	Non- Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$475	$4	$—	$—	$479
Investments held in money market fund	—	142	—	—	—	142
Restricted cash	—	—	4	—	—	4
Advances to affiliates	4	—	4,283	—	(4,287)	—
Trade accounts receivable—net	—	—	994	—	—	994
Notes receivable from parent	—	597	—	—	(13)	584
Income taxes receivable from parent	—	156	—	—	(156)	—
Inventories	—	—	361	—	—	361
Commodity and other derivative contractual assets	—	223	2,168	—	—	2,391
Accumulated deferred income taxes	—	12	9	—	—	21
Margin deposits related to commodity positions	—	—	439	—	—	439
Other current assets	—	6	80	—	—	86

Total current assets	4	1,611	8,342	—	(4,456)	5,501

Restricted cash	—	1,250	—	—	—	1,250
Investments	(2,653)	19,693	482	—	(17,038)	484
Property, plant and equipment—net	—	—	20,902	—	—	20,902
Goodwill	—	10,322	—	—	—	10,322
Intangible assets—net	—	—	2,774	—	—	2,774
Commodity and other derivative contractual assets	—	429	533	—	—	962
Accumulated deferred income taxes	7	905	—	—	(912)	—
Other noncurrent assets, principally unamortized debt issuance costs	55	620	698	—	(568)	805

Total assets	$(2,587)	$34,830	$33,731	$—	$(22,974)	$43,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$—	$900	$900	$—	$(900)	$900
Advances from affiliates	—	4,287	—	—	(4,287)	—
Long-term debt due currently	8	165	261	—	(165)	269
Trade accounts payable—nonaffiliates	—	—	1,000	—	—	1,000
Notes or other liabilities due to affiliates	16	61	107	—	(13)	171
Commodity and other derivative contractual liabilities	—	637	2,093	—	—	2,730
Margin deposits related to commodity positions	—	487	436	—	(398)	525
Accrued income taxes payable to parent	—	—	189	—	(156)	33
Accrued taxes other than income	—	—	70	—	—	70
Accrued interest	44	297	221	—	(208)	354
Other current liabilities	—	29	251	—	(5)	275

Total current liabilities	68	6,863	5,528	—	(6,132)	6,327

Accumulated deferred income taxes	—	—	6,154	—	(912)	5,242
Commodity and other derivative contractual liabilities	—	1,549	546	—	—	2,095
Notes or other liabilities due affiliates	—	—	254	—	—	254
Long-term debt, less amounts due currently	2,347	29,020	27,831	—	(27,642)	31,556
Other noncurrent liabilities and deferred credits	—	52	2,477	—	(1)	2,528

Total liabilities	2,415	37,484	42,790	—	(34,687)	48,002

Shareholders’ equity	(5,002)	(2,654)	(9,059)	—	11,713	(5,002)

Total liabilities and shareholders’ equity	$(2,587)	$34,830	$33,731	$—	$(22,974)	$43,000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Energy Future Competitive Holdings Company:

We have reviewed the accompanying condensed consolidated balance sheet of Energy Future Competitive Holdings Company and subsidiaries (“EFC Holdings”) as of June 30, 2009, and the related condensed statements of consolidated income (loss) and comprehensive income (loss) for the three-month and six-month periods ended June 30, 2009 and 2008, and of cash flows for the six-month periods ended June 30, 2009 and 2008. These interim financial statements are the responsibility of EFC Holdings’ management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Energy Future Competitive Holdings Company and subsidiaries as of December 31, 2008, and the related statements of consolidated income (loss), comprehensive income (loss), cash flows, and shareholders’ equity for the year then ended (not presented herein) and in our report dated March 2, 2009 (which report includes an explanatory paragraph related to Energy Future Holdings Corp. completing its merger with Texas Energy Future Merger Sub Corp and becoming a subsidiary of Texas Energy Future Holdings Limited Partnership on October 10, 2007) we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the condensed consolidated balance sheet as of December 31, 2008 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Deloitte & Touche LLP

Dallas, Texas
August 3, 2009

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

Capgemini	Capgemini Energy LP, a subsidiary of Cap Gemini North America Inc. that provides business process support services to Oncor

EFC Holdings	Refers to Energy Future Competitive Holdings Company, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of TCEH.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include Oncor and TCEH.

ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of the various electricity systems within Texas

ERISA	Employee Retirement Income Security Act of 1974, as amended

FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting

FERC	US Federal Energy Regulatory Commission

FIN	Financial Accounting Standards Board Interpretation

FIN 48	FIN No. 48 (As Amended), “Accounting for Uncertainty in Income Taxes”

FSP	FASB Staff Position

FSP FIN 48-1	FASB Staff Position FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”

FSP SFAS 132(R)	FSP SFAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”

GAAP	generally accepted accounting principles

Intermediate Holding	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

Investment LLC	Refers to Oncor Management Investment LLC, a Delaware limited liability company and minority interest owner of Oncor, whose managing member is Oncor and whose Class B Interests are owned by officers, directors and key employees of Oncor.

IRS	US Internal Revenue Service

kWh	kilowatt-hours

LIBOR	London Interbank Offered Rate. An interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

Limited Liability Company Agreement	The Second Amended and Restated Limited Liability Company Agreement of Oncor, dated as of November 5, 2008 by and among Oncor Holdings, Texas Transmission and Investment LLC, as amended.

Luminant	Refers to wholly-owned subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Merger	The transaction referred to in the Merger Agreement (defined immediately below) that was completed on October 10, 2007.

Merger Agreement	Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

Moody’s	Moody’s Investors Services, Inc. (a credit rating agency)

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct, majority owned subsidiary of Oncor Holdings, and/or its wholly-owned consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of Intermediate Holding and the direct majority owner of Oncor.

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries.

OPEB	other postretirement employee benefit

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act

Purchase accounting	The purchase method of accounting for a business combination as prescribed by SFAS 141 whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider

SARs	Stock Appreciation Rights

SARs Plan	Refers to the Oncor Electric Delivery Stock Appreciation Rights Plan

SEC	US Securities and Exchange Commission

SFAS	Statement of Financial Accounting Standards issued by the FASB

SFAS 5	SFAS No. 5, “Accounting for Contingencies”

SFAS 71	SFAS No. 71, “Accounting for the Effect of Certain Types of Regulation”

SFAS 87	SFAS No. 87, “Employers’ Accounting for Pensions”

SFAS 106	SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”

SFAS 109	SFAS No. 109, “Accounting for Income Taxes”

SFAS 123(R)	SFAS No. 123 (revised 2004), “Share-Based Payment”

SFAS 132(R)	SFAS No. 132 (revised 2003), “Employers’ Disclosures About Pensions and Other Postretirement Benefits”

SFAS 133	SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended and interpreted

SFAS 140	SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, a replacement of FASB Statement No. 125”

SFAS 141	SFAS No. 141, “Business Combinations”

SFAS 142	SFAS No. 142, “Goodwill and Other Intangible Assets”

SFAS 158	SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”

SFAS 160	SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”

SFAS 165	SFAS No. 165, “Subsequent Events”

SFAS 168	SFAS No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles”

Sponsor Group	Collectively, the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co. (See Texas Holdings below.)

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFC Holdings and an indirect, wholly-owned subsidiary of EFH Corp., and/or its subsidiaries, depending on context.

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a Delaware limited partnership controlled by the Sponsor Group, that owns substantially all of the common stock of EFH Corp.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

Texas Transmission	Refers to Texas Transmission Investment LLC, a Delaware limited liability company that purchased a 19.75% equity interest in Oncor in November 2008. It is not affiliated with EFH Corp., any of EFH Corp.’s subsidiaries or any member of the Sponsor Group.

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

US	United States of America

This Annual Report occasionally makes references to Intermediate Holding, Oncor Holdings or Oncor when describing actions, rights or obligations of their respective subsidiaries. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of

Oncor Electric Delivery Holdings Company LLC

Dallas, Texas

We have audited the accompanying consolidated balance sheets of Oncor Electric Delivery Holdings Company LLC and subsidiaries (“Oncor Holdings” or the “Successor”) as of December 31, 2008 and 2007 (Successor balance sheets), and the related statements of consolidated income (loss), comprehensive income (loss), cash flows, and membership interests for the year ended December 31, 2008 and the period from October 11, 2007 through December 31, 2007 (Successor operations). We have also audited the accompanying statements of consolidated income (loss), comprehensive income (loss), cash flows, and shareholder’s equity of Oncor Electric Delivery Company LLC (the “Predecessor”) for the period from January 1, 2007 through October 10, 2007 and the year ended December 31, 2006 (Predecessor operations). These financial statements are the responsibility of Oncor Holdings’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Oncor Holdings is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Oncor Holdings’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor’s consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oncor Electric Delivery Holdings Company LLC and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the year ended December 31, 2008 and the period from October 11, 2007 through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor’s consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Oncor Electric Delivery Company LLC for the period from January 1, 2007 through October 10, 2007 and the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, Oncor Holdings is a wholly owned subsidiary of Energy Future Holdings Corp., which was merged with Texas Energy Future Merger Sub Corp on October 10, 2007. As also discussed in Note 1, Oncor Holdings adopted the provisions of FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 on a retrospective basis.

/s/ Deloitte & Touche LLP

Dallas, Texas

September 2, 2009

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(millions of dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Operating revenues:
Affiliated	$1,000	$209	$823	$1,139
Nonaffiliated	1,580	324	1,144	1,310

Total operating revenues	2,580	533	1,967	2,449

Operating expenses:
Operation and maintenance	852	200	649	804
Depreciation and amortization	492	96	366	476
Income taxes	191	25	150	156
Taxes other than income taxes	391	87	305	402

Total operating expenses	1,926	408	1,470	1,838

Operating income	654	125	497	611

Other income and deductions:
Impairment of goodwill (Note 3)	860	—	—	—
Other income (Note 20)	45	11	3	2
Other deductions (Note 20)	25	8	30	27
Nonoperating income taxes	26	6	9	14
Interest income	45	12	44	58
Interest expense and related charges (Note 20)	316	70	242	286

Net income (loss)	(483)	64	263	344
Net loss attributable to noncontrolling interests	160	—	—	—

Net income (loss) attributable to Oncor Holdings	$(323)	$64	$263	$344

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(millions of dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Net income (loss)	$(483)	$64	$263	$344

Other comprehensive income, net of tax effects:

Cash flow hedges:
Net decrease in fair value of derivatives (net of tax benefit of $1, —, — and —)	(2)	—	—	—
Cash flow hedges—derivative value net losses related to hedged transactions recognized during the period in net income (net of tax expense of $— in all periods)	—	—	1	2

Comprehensive income (loss)	(485)	64	264	346
Comprehensive loss attributable to noncontrolling interests	160	—	—	—

Comprehensive income (loss) attributable to Oncor Holdings	$(325)	$64	$264	$346

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED CASH FLOWS

(millions of dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Cash flows—operating activities:
Net income (loss)	$(483)	$64	$263	$344
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	451	95	366	473
Deferred income taxes and investment tax credits—net	154	70	17	22
Impairment of goodwill (Note 3)	860	—	—	—
Net gains on sale of assets	(1)	(1)	(3)	—
Bad debt expense	1	(2)	2	1
Stock-based incentive compensation expense	—	—	3	4
Recognition of losses on dedesignated cash flow hedges	—	—	2	2
Other, net	6	4	2	1
Changes in operating assets and liabilities:
Accounts receivable—trade (including affiliates)	(1)	39	(47)	3
Impact of accounts receivable sales program (Note 9)	—	(113)	27	(3)
Inventories	(12)	6	19	(22)
Accounts payable—trade (including affiliates)	6	(3)	8	(16)
Other—assets	(141)	(32)	(24)	(56)
Other—liabilities	(11)	(62)	47	(125)

Cash provided by operating activities	829	65	682	628

Cash flows—financing activities:
Issuance of long-term debt	1,500	—	800	—
Repayments of long-term debt	(99)	(832)	(264)	(93)
Net increase (decrease) in short-term borrowings	(943)	895	(288)	622
Proceeds from sale of noncontrolling interests, net of transaction costs	1,253	—	—	—
Distribution to parent of equity sale net proceeds	(1,253)	—	—	—
Distributions/dividends	(330)	—	(326)	(340)
Net increase (decrease) in advances from parent	—	—	(24)	2
Decrease in income tax-related note receivable from TCEH	34	9	24	39
Excess tax benefit on stock-based incentive compensation	10	15	—	14
Debt discount, financing and reacquisition expenses—net	(18)	(1)	(10)	(4)

Cash provided by (used in) financing activities	154	86	(88)	240

Cash flows—investing activities:
Capital expenditures	(882)	(153)	(555)	(840)
Costs to remove retired property	(37)	(9)	(25)	(40)
Cash settlements related to outsourcing contract termination (Note 16)	20	—	—	—
Proceeds from sale of assets	1	1	4	—
Other	19	15	(2)	(2)

Cash used in investing activities	(879)	(146)	(578)	(882)

Net change in cash and cash equivalents	104	5	16	(14)

Cash and cash equivalents—beginning balance	22	17	1	15

Cash and cash equivalents—ending balance	$126	$22	$17	$1

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR)

CONSOLIDATED BALANCE SHEETS

(millions of dollars)

	Successor
	December 31, 2008	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$126	$22
Restricted cash (Note 15)	51	56
Trade accounts receivable from nonaffiliates—net (Note 9)	217	208
Trade accounts and other receivables from affiliates	182	181
Advances to Parent	—	25
Income taxes receivable from parent	22	29
Materials and supplies inventories—at average cost	63	51
Accumulated deferred income taxes (Note 7)	54	45
Prepayments	75	67
Other current assets	9	2

Total current assets	799	686

Restricted cash (Note 15)	16	17
Investments and other property (Note 15)	72	89
Property, plant and equipment—net (Note 20)	8,606	8,069
Goodwill (Note 20)	4,064	4,894
Note receivable due from TCEH (Note 19)	254	289
Regulatory assets—net (Note 8)	1,892	1,305
Other noncurrent assets	60	110

Total assets	$15,763	$15,459

LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Short-term borrowings (Note 10)	$337	$1,280
Long-term debt due currently (Note 11)	103	99
Trade accounts payable	124	130
Accrued taxes other than income taxes	141	136
Accrued interest	103	72
Other current liabilities	99	98

Total current liabilities	907	1,815

Accumulated deferred income taxes (Note 7)	1,192	1,354
Investment tax credits	42	47
Long-term debt, less amounts due currently (Note 11)	5,101	3,702
Other noncurrent liabilities and deferred credits	1,720	898

Total liabilities	8,962	7,816

Commitments and contingencies (Note 12)

Membership interests (Note 13):
Oncor Holdings membership interest	5,446	7,643
Noncontrolling interests in subsidiary	1,355	—

Total membership interests	6,801	7,643

Total liabilities and membership interests	$15,763	$15,459

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR)

STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS

(millions of dollars)

	Successor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007
Capital account:
Balance at beginning of period (a)	$7,643	$7,539
Investment by Texas Holdings	—	12
Distribution of investment in Oncor Communications Holding Company LLC to parent	(24)	—
Settlement of incentive compensation plans	—	28
Effect of sale of noncontrolling interests (Note 14)	(265)	—
Distributions paid to parent	(1,583)	—
Net income (loss)	(323)	64

Balance at end of period	5,448	7,643

Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period	—	—
Net effects of cash flow hedges	(2)	—

Balance at end of period	(2)	—

Oncor Holdings membership interest at end of period	5,446	—

Noncontrolling interests in subsidiary (Note 14)
Balance at beginning of period	—	—
Net loss	(160)	—
Investment	1,253	—
Effect of sale of noncontrolling interests (Note 14)	265	—
Distributions to noncontrolling interests	(2)	—
Other	(1)	—

Noncontrolling interests in subsidiary at end of period	1,355	—

Total membership interests at end of period	$6,801	$7,643

(a)	The beginning equity balance for the period from October 11, 2007 through December 31, 2007 reflects the application of push-down accounting as a result of the Merger.

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED SHAREHOLDER’S EQUITY

(millions of dollars)

	Predecessor
	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Common stock without par value (number of authorized shares—100,000,000):
Balance at beginning of period	$1,986	$1,952
Effects of stock-based incentive compensation plans (Note 13)	18	19
Noncash contribution of pension-related assets (Note 13)	—	15

Balance at end of period (number of shares outstanding:
October 10, 2007—0; 2006 and 2005—48,864,775)	2,004	1,986

Retained earnings:
Balance at beginning of period	1,008	1,004
Net income	263	344
Dividends to parent	(326)	(340)
Effect of adoption of FIN 48	(9)	—
Other	1	—

Balance at end of period	937	1,008

Accumulated other comprehensive (loss), net of tax effects:
Balance at beginning of period	(19)	(21)
Net effects of cash flow hedges	1	2

Balance at end of period	(18)	(19)

Total shareholder’s equity at end of period	$2,923	$2,975

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Oncor Holdings is a Dallas, Texas-based holding company whose financial statements reflect almost entirely the operations of its direct, majority (approximately 80%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Distribution revenues from TCEH represented 39% of total revenues for the year ended December 31, 2008. Oncor Holdings is a direct, wholly-owned subsidiary of Intermediate Holding, a direct, wholly-owned subsidiary of EFH Corp. With the closing of the Merger on October 10, 2007, EFH Corp. became a subsidiary of Texas Holdings, which is controlled by the Sponsor Group.

References in this report to Oncor Holdings are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. See “Glossary” for definition of terms and abbreviations.

Oncor Holdings’ consolidated financial statements include its indirect, bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC. This financing subsidiary was organized for the limited purpose of issuing specified transition bonds in 2003 and 2004. Oncor Electric Delivery Transition Bond Company LLC issued $1.3 billion principal amount of securitization (transition) bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002.

Various “ring-fencing” measures have been taken, in connection with the Merger, to enhance credit quality of Oncor Holdings and Oncor. Such measures include, among other things: Oncor Holdings’ sale of a 19.75% equity interest in Oncor to Texas Transmission; TXU Electric Delivery Company’s name change to Oncor Electric Delivery Company; the formation of a new special purpose holding company for Oncor, Oncor Holdings, as one of the Oncor Ring-Fenced Entities; the conversion of Oncor from a corporation to a limited liability company; maintenance of separate books and records for the Oncor Ring-Fenced Entities; changes to Oncor’s corporate governance provisions; Oncor’s board of directors being comprised of a majority of independent directors; physical separation of Oncor’s headquarters from Luminant and TXU Energy; amendments to contracts between the Oncor Ring-Fenced Entities and the Texas Holdings Group, and prohibitions on the Oncor Ring-Fenced Entities’ providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, including TXU Energy and Luminant, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or other obligations of any member of the Texas Holdings Group. Moreover, Oncor Holdings’ operations are conducted, and its cash flows managed, independently from the Texas Holdings Group.

Oncor Holdings’ financial statements reflect almost entirely the operations of Oncor; consequently, there are no separate reportable business segments.

See Note 14 for discussion of noncontrolling interests sold by Oncor in November 2008.

Basis of Presentation

The consolidated financial statements of Oncor Holdings have been prepared in accordance with US GAAP. The accompanying consolidated statements of income (loss), comprehensive income (loss) and cash flows present results of operations and cash flows of Oncor Holdings for periods subsequent to the Merger (Successor)

and of Oncor for periods preceding the Merger (Predecessor), since Oncor Holdings did not exist prior to the Merger. The consolidated financial statements of the Successor reflect the application of purchase accounting in accordance with the provisions of SFAS 141 and the adoption of SFAS 160 as discussed in “Changes in Accounting Standards” below. Adoption of SFAS 160 did not affect the periods prior to 2008 as there were no noncontrolling interests in those periods. All intercompany items and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated.

Income Taxes

EFH Corp. files a consolidated federal income tax return, and federal income taxes were allocated to subsidiaries, including Oncor Holdings and Oncor, based on their respective taxable income or loss. Effective with the sale of noncontrolling interests in Oncor (see Note 14), Oncor became a partnership for US federal income tax purposes, and subsequently EFH Corp.’s share of partnership income is included in its consolidated federal income tax return. In connection with the Merger, Oncor, Oncor Holdings and EFH Corp. entered into a tax sharing agreement (amended in November 2008 to include Texas Transmission and Investment LLC), that is retroactive to January 1, 2007. The tax sharing agreement provides for the allocation of tax liability to each of Oncor Holdings and Oncor substantially as if these entities filed their own income tax returns and requires tax payments to EFH Corp. and noncontrolling interest holders determined on that basis (without duplication for any income taxes paid by a subsidiary of Oncor Holdings). Deferred income taxes are provided for temporary differences between the book and tax bases of assets and liabilities of Oncor Holdings, which primarily relate to the difference between the book and tax basis of the investment in Oncor.

Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, are determined in accordance with the provisions of SFAS 109 and FIN 48. See Note 7 for additional detail.

Prior to 2007, Oncor generally accounted for uncertainty related to positions taken on tax returns based on the probable liability approach consistent with SFAS 5. Effective January 1, 2007, Oncor Holdings adopted FIN 48 as discussed in Note 6.

Use of Estimates

Preparation of Oncor Holdings’ financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments, other than those disclosed elsewhere herein, were made to previous estimates or assumptions during the current year.

Purchase Accounting

The Merger has been accounted for under purchase accounting, whereby the total purchase price of the transaction was allocated to EFH Corp.’s identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values, and the excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The allocation resulted in a significant amount of goodwill, a portion of which was assigned to Oncor Holdings. See Note 2 for details regarding the effect of purchase accounting.

Derivative Instruments and Mark-to-Market Accounting

Oncor has from time-to-time entered into derivative instruments, referred to as interest rate swaps, to hedge interest rate risk. If the instrument meets the definition of a derivative under SFAS 133, the fair value of each derivative is required to be recognized on the balance sheet as a derivative asset or liability and changes in the fair value recognized in net income, unless criteria for certain exceptions are met. This recognition is referred to as “mark-to-market” accounting. Under the exception criteria of SFAS 133, derivatives may be designated as cash flow or fair value hedges.

Because derivative instruments are frequently used as economic hedges, SFAS 133 allows the designation of such instruments as cash flow or fair value hedges provided certain conditions are met. A cash flow hedge mitigates the risk associated with the variability of the future cash flows related to an asset or liability (e.g., debt with variable interest rate payments), while a fair value hedge mitigates risk associated with fixed future cash flows (e.g., debt with fixed interest rate payments). In accounting for cash flow hedges, derivative assets and liabilities are recorded on the balance sheet at fair value with an offset to other comprehensive income to the extent the hedges are effective. Amounts remain in accumulated other comprehensive income, unless the underlying transactions become probable of not occurring, and are reclassified into net income as the related transactions (hedged items) settle and affect net income. Fair value hedges are recorded as derivative assets or liabilities with an offset to net income, and the carrying value of the related asset or liability (hedged item) is adjusted for changes in fair value with an offset to net income. If the fair value hedge is settled prior to the maturity of the hedged item, the cumulative fair value gain or loss associated with the hedge is amortized into income over the remaining life of the hedged item. To qualify for hedge accounting, a hedge must be considered highly effective in offsetting changes in fair value of the hedged item. Assessment of the hedge’s effectiveness is tested at least quarterly throughout its term to continue to qualify for hedge accounting. Hedge ineffectiveness, even if the hedge continues to be assessed as effective, is immediately recognized in net income. Ineffectiveness is generally measured as the cumulative excess, if any, of the change in value of the hedging instrument over the change in value of the hedged item.

Revenue Recognition

Revenues from delivery services are recorded under the accrual method of accounting. Revenues are recognized when delivery services are provided to customers on the basis of periodic cycle meter readings and include an estimate for revenues earned from the meter reading date to the end of the period with an adjustment for the impact of weather and other factors on unmetered deliveries (unbilled revenue).

Impairment of Goodwill and Other Intangible Assets

Oncor Holdings evaluates goodwill for impairment at least annually (as of October 1) in accordance with SFAS 142. The impairment tests performed are based on determinations of enterprise value using discounted cash flow analyses, comparable company equity values and any relevant transactions indicative of enterprise values. See Note 20 for details of goodwill and other intangible assets and Note 3 for discussion of a goodwill impairment charge recorded in 2008.

System of Accounts

The accounting records of Oncor Holdings have been maintained in accordance with the FERC Uniform System of Accounts as adopted by the PUCT.

Defined Benefit Pension Plans and Other Postretirement Employee Benefit (OPEB) Plans

Subsidiaries of Oncor Holdings participate in an EFH Corp. pension plan that offers benefits based on either a traditional defined benefit formula or a cash balance formula and an OPEB plan that offers certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from subsidiaries of Oncor Holdings. Costs of pension and OPEB plans are determined in accordance with SFAS 87 and SFAS 106 and are dependent upon numerous factors, assumptions and estimates. Effective December 31, 2006, Oncor adopted SFAS 158. See Note 17 for additional information regarding pension and OPEB plans.

Stock-Based Incentive Compensation

Prior to the Merger, EFH Corp. provided discretionary awards payable in its common stock to qualified managerial employees of Oncor under EFH Corp.’s shareholder-approved long-term incentive plans. Oncor recognized expense for these awards based on the provisions of SFAS 123(R), which provides for the recognition of stock-based compensation expense over the vesting period based on the grant-date fair value of those awards. In November 2008, Oncor implemented a SARs Plan for certain management that purchased equity interests in Oncor indirectly by investing in Investment LLC. SARs have been awarded under the plan and are being accounted for based upon the provisions of SFAS 123(R). See Note 18 for information regarding stock-based compensation.

Fair Value of Nonderivative Financial Instruments

The carrying amounts for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments. The fair values of other financial instruments, for which carrying amounts and fair values have not been presented, are not materially different than their related carrying amounts.

Franchise Taxes

Franchise taxes are assessed to Oncor by local governmental bodies, based on kWh delivered and are the principal component of “taxes other than amounts related to income taxes” as reported in the income statement. Franchise taxes are not a “pass through” item. Rates charged to customers by Oncor are intended to recover the taxes, but Oncor is not acting as an agent to collect the taxes from customers.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. See Note 15 for details regarding restricted cash.

Property, Plant and Equipment

Properties are stated at original cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead and an allowance for funds used during construction.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties based on depreciation rates approved by the PUCT. Depreciation rates include plant removal costs as a component of depreciation expense, consistent with regulatory treatment. As is common in the industry, depreciation expense is recorded using composite depreciation rates that reflect blended estimates of the lives of major asset components as compared to depreciation expense calculated on an asset-by-asset basis.

Allowance For Funds Used During Construction (AFUDC)

AFUDC is a regulatory cost accounting procedure whereby both interest charges on borrowed funds and a return on equity capital used to finance construction are included in the recorded cost of utility plant and equipment being constructed. AFUDC is capitalized on all projects involving construction periods lasting greater than thirty days. The equity portion of capitalized AFUDC is accounted for as other income. See Note 20 for detail of amounts charged to interest expense; there was no equity AFUDC in the years presented.

Regulatory Assets and Liabilities

The financial statements of Oncor Holdings reflect regulatory assets and liabilities under cost-based rate regulation in accordance with SFAS 71. The assumptions and judgments used by regulatory authorities continue to have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 8 for details of regulatory assets and liabilities.

Sale of Noncontrolling Interests

See Note 14 for discussion of accounting for the sale of noncontrolling interests by Oncor.

Changes in Accounting Standards

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS 160 was effective for fiscal years beginning on or after December 15, 2008 and requires noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. In accordance with the retrospective reporting requirements of SFAS 160, the financial statements present the noncontrolling interests created as a result of Oncor’s November 2008 sale of equity interests (totaling $1.355 billion at December 31, 2008) as a separate component of equity in the balance sheet, consolidated net loss for the year ended December 31, 2008 reflects the net loss attributable to the noncontrolling interests (totaling $160 million) as a line item below net loss and the net proceeds received from Oncor’s sale of the noncontrolling interests are reflected in the statement of consolidated cash flows as a financing activity.

In December 2008, the FASB issued FSP SFAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP amends SFAS 132(R) to provide enhanced disclosures regarding how investment allocation decisions are made and certain aspects of fair value measurements on plan assets. The disclosures required by this FSP are intended to provide transparency related to the types of assets and associated risks in an employer’s defined benefit pension or other postretirement employee benefits plan and events in the economy and markets that could have a significant effect on the value of plan assets. This FSP is effective for fiscal years ending after December 15, 2009. As the FSP provides only disclosure requirements, the adoption of this FSP will not have any effect on Oncor Holdings’ reported results of operations, financial condition or cash flows. Oncor Holdings is evaluating the impact of this FSP on its financial statement disclosures.

In May 2009, the FASB issued SFAS 165, “Subsequent Events,” which requires disclosure of the date through which Oncor Holdings has evaluated subsequent events related to the financial statements being issued and the basis for that date (either the date the financial statements were issued or the date they were available to be issued). SFAS 165 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this rule for the second quarter 2009 financial statements will not affect reported results of operations, financial condition or cash flows.

In June 2009, the FASB issued SFAS 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles,” which establishes the FASB Accounting Standards Codification™ (Codification) as the source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also included in the Codification as sources of authoritative US GAAP for SEC registrants. SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this rule will not affect reported results of operations, financial condition or cash flows. Oncor Holdings will implement SFAS 168 in the third quarter 2009 by updating the previous FASB references to the Codification.

2.	FINANCIAL STATEMENT EFFECTS OF THE MERGER

EFH Corp. accounted for the Merger under purchase accounting in accordance with the provisions of SFAS 141, whereby the total purchase price of the transaction was allocated to EFH Corp.’s identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values as of October 10, 2007. As a result of cost-based regulatory rate-setting processes, the book value of the majority of Oncor’s assets and liabilities effectively represents fair value, and no adjustments to the carrying value of those regulated assets or liabilities were recorded. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The purchase price was allocated to TCEH and Oncor. The purchase price amount assigned to Oncor

Holdings was based on the relative enterprise value of the business on the closing date of the Merger and resulted in an excess of purchase price over fair value of assets and liabilities of $4.9 billion, which was recorded as goodwill. See Note 20 for disclosures related to goodwill and Note 3 regarding an impairment charge recorded in the fourth quarter of 2008.

The following table summarizes the final purchase price allocation to the estimated fair values of the assets acquired and liabilities assumed (billions of dollars):

Purchase price assigned to Oncor Holdings		$7.6
Property, plant and equipment	7.9
Regulatory assets—net	1.3
Other assets	1.3

Total assets acquired	10.5

Short-term borrowings and long-term debt	5.1
Deferred income tax liabilities	1.3
Other liabilities	1.4

Total liabilities assumed	7.8
Net identifiable assets acquired.		2.7

Goodwill.		$4.9

As part of purchase accounting, the carrying value of certain generation-related regulatory assets securitized by transition bonds, which have been reviewed and approved by the PUCT for recovery but without earning a rate of return, was reduced by $213 million. This amount will be accreted to other income over the recovery period remaining as of the closing date of the Merger (approximately nine years). The related securitization (transition) bonds were also fair valued and the resulting discount of $12 million will be amortized to interest expense over the life of the bonds remaining as of the closing date of the Merger (approximately nine years).

The final purchase price allocation includes $16 million in liabilities recorded in connection with the notice of termination of outsourcing arrangements with Capgemini under the change of control provisions of such arrangements (also see Note 16). This amount represents estimated incremental costs to exit and transition the services under the arrangements and is expected to be settled no later than June 30, 2010, the targeted date of completion of transition of outsourced activities back to Oncor or to service providers.

3.	GOODWILL IMPAIRMENT

In the fourth quarter of 2008, Oncor Holdings recorded a goodwill impairment charge totaling $860 million, which is not deductible for income tax-related purposes.

Although the annual goodwill impairment test date set by management is October 1, management determined that in consideration of the continuing deterioration of securities values during the fourth quarter of 2008, an impairment testing trigger occurred subsequent to that test date; consequently, the impairment charge is based on estimated fair values at December 31, 2008.

The impairment determination involves significant assumptions and judgments in estimating enterprise values and the fair values of assets and liabilities. The impairment primarily arises from the dislocation in the capital markets that has increased interest rate spreads and the resulting discount rates used in estimating fair values and the effect of recent declines in market values of debt and equity securities of comparable companies.

4.	STIPULATION APPROVED BY THE PUCT

Oncor and Texas Holdings agreed to the terms of a stipulation, which was conditional upon completion of the Merger, with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. In February 2008, the PUCT entered an order approving the stipulation. The PUCT issued a final order on rehearing in April 2008 that has been appealed to District Court.

In addition to commitments Oncor made in its filings in the PUCT review, the stipulation included the following provisions, among others:

•

Oncor provided a one-time $72 million refund to its REP customers in the September 2008 billing cycle. The refund was in the form of a credit on distribution fee billings. The liability for the refund was recorded as part of purchase accounting.

•	Consistent with the 2006 cities rate settlement (see Note 5), Oncor filed a system-wide rate case in June 2008 based on a test-year ended December 31, 2007.

•

Oncor agreed not to request recovery of approximately $56 million of regulatory assets related to self-insurance reserve costs and 2002 restructuring expenses. These regulatory assets were eliminated as part of purchase accounting.

•

The dividends paid by Oncor will be limited through December 31, 2012, to an amount not to exceed Oncor’s net income (determined in accordance with GAAP, subject to certain defined adjustments) for the period beginning October 11, 2007 and ending December 31, 2012 and are further limited by an agreement that Oncor’s regulatory capital structure, as determined by the PUCT, will be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity.

•	Oncor committed to minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions.

•

Oncor committed to an additional $100 million in spending over the five-year period ending December 31, 2012 on demand-side management or other energy efficiency initiatives. These additional expenditures will not be recoverable in rates, and this amount was recorded as a regulatory liability as part of purchase accounting and consistent with SFAS 71.

•	If Oncor’s credit rating is below investment grade with two or more rating agencies, TCEH will post a letter of credit in an amount of $170 million to secure TXU Energy’s payment obligations to Oncor.

•	Oncor agreed not to request recovery of the $4.9 billion of goodwill resulting from purchase accounting or any future impairment of the goodwill in its rates.

5.	CITIES RATE SETTLEMENT IN 2006

In January 2006, Oncor agreed with a steering committee representing 108 cities in Texas (Cities) to defer the filing of a system-wide rate case with the PUCT to no later than July 1, 2008 (based on a test year ending December 31, 2007). Oncor filed the rate case with the PUCT in June 2008. Oncor extended the benefits of the agreement to 292 nonlitigant cities. The agreements provided that Oncor would make payments to participating cities totaling approximately $70 million, including incremental franchise taxes.

This amount was recognized in earnings over the period from May 2006 through June 2008. Amounts recognized totaled $23 million in 2008, $8 million for the period October 11, 2007 through December 31, 2007, $25 million for the period January 1, 2007 through October 10, 2007 and $18 million in 2006, of which $13 million, $6 million, $20 million and $13 million, respectively, is reported in other deductions (see Note 20), and the remainder as taxes other than income taxes.

6.	ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES (FIN 48)

Effective January 1, 2007, EFH Corp. and its subsidiaries adopted FIN 48. FIN 48 requires that each tax position be reviewed and assessed with recognition and measurement of the tax benefit based on a “more-likely-than-not” standard with respect to the ultimate outcome, regardless of whether this assessment is favorable or unfavorable. Oncor Holdings applied FSP FIN 48-1 to determine if each tax position was effectively settled for the purpose of recognizing previously uncertain tax positions. Oncor Holdings completed its review and assessment of uncertain tax positions and in 2007 recorded a net charge to retained earnings and an increase to noncurrent liabilities of $9 million in accordance with the new accounting rule.

EFH Corp. and its subsidiaries file income tax returns in US federal, state and foreign jurisdictions and are subject to examinations by the IRS and other taxing authorities. Examinations of income tax returns filed by EFH Corp. and any of its subsidiaries for the years ending prior to January 1, 2003 are complete. In the fourth quarter 2008, EFH Corp. was notified of the commencement of the IRS audit of tax years 2003 to 2006. The audit is expected to require two years to complete. Texas franchise tax return periods under examination or still open for examination range from 2003 to 2007.

Oncor Holdings classifies interest and penalties expense related to uncertain tax positions as income tax expense. The amount of interest and penalties included in income tax expense totaled $6 million in 2008, $2 million for the period October 11, 2007 through December 31, 2007 and $3 million for the period January 1, 2007 through October 10, 2007. Noncurrent liabilities included a total of $22 million and $12 million in accrued interest at December 31, 2008 and 2007, respectively. These interest amounts are after-tax.

The following table summarizes the changes to the uncertain tax positions, reported in other noncurrent liabilities in the consolidated balance sheet, during the years ended December 31, 2008 and 2007:

	2008	2007
Balance at January 1, excluding interest and penalties	$111	$80
Additions based on tax positions related to prior years	41	38
Reductions based on tax positions related to prior years	(30)	(15)
Additions based on tax positions related to the current year	—	8

Balance at December 31, excluding interest and penalties	$122	$111

Of the balance at December 31, 2008, $100 million represents tax positions for which the uncertainty relates to the timing of recognition for tax purposes. The disallowance of such positions would not affect the effective tax rate, but would accelerate the payment of cash under the tax sharing agreement to an earlier period.

With respect to tax positions for which the ultimate deductibility is uncertain (permanent items), should EFH Corp. sustain such positions on income tax returns previously filed, Oncor Holdings’ liabilities recorded would be reduced by $22 million, resulting in increased net income and a favorable impact on the effective tax rate.

Oncor Holdings does not expect that the total amount of liabilities recorded related to uncertain tax positions will significantly increase or decrease within the next 12 months.

7.	INCOME TAXES

The components of Oncor Holdings’ income tax expense are as follows:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Reported in operating expenses
Current:
US federal	$37	$(46)	$116	$127
State	17	—	12	6
Deferred:
US federal	142	74	26	28
State	—	(2)	—	—
Amortization of investment tax credits	(5)	(1)	(4)	(5)

Total	191	25	150	156

Reported in other income and deductions:
Current:
US federal	8	7	8	18
State	1	—	1	(3)
Deferred federal	17	(1)	—	(1)

Total	26	6	9	14

Total income tax expense	$217	$31	$159	$170

Reconciliation of income taxes computed at the US federal statutory rate to income tax expense:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Income (loss) before income taxes	$(266)	$95	$422	$514

Income taxes at the US federal statutory rate of 35%	$(93)	$33	$148	$180
Goodwill impairment	301	—	—	—
Amortization of investment tax credits—net of deferred tax effect	(5)	(1)	(4)	(5)
Amortization (under regulatory accounting) of statutory tax rate changes	(3)	(1)	(3)	(7)
State income taxes, net of federal tax benefit	11	(1)	8	4
Medicare subsidy	(5)	(2)	(5)	(6)
Nondeductible losses (gains) on employee benefit plan investments	4	—	(2)	(2)
Other, including audit settlements	7	3	17	6

Income tax expense	$217	$31	$159	$170

Effective rate	—	32.6%	37.7%	33.1%

Deferred income taxes provided for temporary differences based on tax laws in effect at the December 31, 2008 and 2007 balance sheet dates are as follows:

	Successor
	December 31,			December 31,
	2008			2007
	Total	Current	Noncurrent	Total	Current	Noncurrent
Deferred Income Tax Assets
Alternative minimum tax credit carryforwards	$54	$54	$—	$65	$35	$30
Employee benefit liabilities	—	—	—	328	7	321
Regulatory liabilities	—	—	—	111	—	111
Other	—	—	—	7	3	4

Total	54	54	—	511	45	466

Deferred Income Tax Liabilities
Basis difference in Oncor partnership	1,192	—	1,192	—	—	—
Property, plant and equipment	—	—	—	1,138	—	1,138
Regulatory assets	—	—	—	680	—	680
Other	—	—	—	2	—	2

Total	1,192	—	1,192	1,820	—	1,820

Net Deferred Income Tax (Asset) Liability	$1,138	$(54)	$1,192	$1,309	$(45)	$1,354

At December 31, 2008, Oncor Holdings had $54 million of alternative minimum tax (AMT) credit carryforwards available to offset future tax sharing payments. The AMT credit carryforwards have no expiration date.

The component of deferred income tax liabilities referred to as “basis difference in Oncor partnership” arose as a result of the noncontrolling interests sale (see Note 14) at which time Oncor became a partnership for US federal income tax purposes. The amount of this basis difference at the date of the transaction represented Oncor Holdings’ interest (approximately 80%) in the net deferred tax liabilities related to Oncor’s individual operating assets and liabilities. The remaining net deferred tax liabilities associated with Oncor ($299 million at December 31, 2008) that are attributable to the noncontrolling interests have been reclassified as other noncurrent liabilities.

See Note 6 for discussion regarding accounting for uncertain tax positions (FIN 48).

8.	REGULATORY ASSETS AND LIABILITIES

	Successor
	December 31,
	2008	2007
Regulatory assets
Generation-related regulatory assets securitized by transition bonds	$865	$967
Employee retirement costs	659	265
Self-insurance reserve (primarily storm recovery costs)	214	149
Nuclear decommissioning cost under-recovery	127	—
Securities reacquisition costs	97	105
Recoverable deferred income taxes—net	77	84
Employee severance costs	20	20
Other	12	3

Total regulatory assets	2,071	1,593

Regulatory liabilities
Committed spending for demand-side management initiatives	96	100
Investment tax credit and protected excess deferred taxes	49	55
Over-collection of securitization (transition) bond revenues	28	34
Credit due REPs under PUCT stipulation	—	72
Nuclear decommissioning cost over-recovery	—	13
Other regulatory liabilities	6	14

Total regulatory liabilities	179	288

Net regulatory assets	$1,892	$1,305

Regulatory assets that have been reviewed and approved by the PUCT and are not earning a return totaled $1.021 billion and $997 million at December 31, 2008 and 2007, respectively, including the generation-related regulatory assets securitized by transition bonds that have a remaining recovery period of approximately eight years. See Note 4 for discussion of effects on regulatory assets and liabilities of the stipulation approved by the PUCT.

As of December 31, 2008, regulatory assets totaling $913 million have not been reviewed by the PUCT but are deemed by management to be probable of recovery.

On August 13, 2009, the PUCT voted on Oncor’s rate review filed in June 2008. A final order was signed August 31, 2009. The PUCT’s findings included denial of recovery of $25 million of certain regulatory assets, which will result in a $16 million after-tax loss being recognized in the third quarter 2009.

See Note 19 for additional information regarding nuclear decommissioning cost recovery.

9.	TRADE ACCOUNTS RECEIVABLE AND SALE OF RECEIVABLES PROGRAM

Trade Accounts Receivable

	Successor
	December 31,
	2008	2007
Gross trade accounts receivable	$359	$361
Trade accounts receivable from TCEH	(135)	(147)
Allowance for uncollectible accounts	(7)	(6)

Trade accounts receivable from nonaffiliates—net	$217	$208

Gross trade accounts receivable at December 31, 2008 and 2007 included unbilled revenues of $140 million and $137 million, respectively.

Sale of Receivables

Prior to the Merger, Oncor participated in an accounts receivable securitization program established by EFH Corp. for certain of its subsidiaries, the activity under which was accounted for as a sale of accounts receivable in accordance with SFAS 140. Under the program, Oncor sold trade accounts receivable to TXU Receivables Company, a consolidated wholly-owned bankruptcy-remote direct subsidiary of EFH Corp., which sold undivided interests in those purchased accounts receivable for cash to special purpose entities established by financial institutions (the funding entities). In connection with the Merger, the accounts receivable securitization program was amended. Concurrently, the financial institutions required that Oncor repurchase all of the receivables it had previously sold to TXU Receivables Company, which totaled $254 million. Oncor funded such repurchases through borrowings under its credit facility of $113 million, and the related subordinated note receivable from TXU Receivables Company in the amount of $141 million was canceled. Oncor is no longer a participant in the accounts receivable securitization program.

Under the program, new trade receivables generated by Oncor were continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Changes in the amount of funding under the program, through changes in the amount of undivided interests sold by TXU Receivables Company, reflected seasonal variations in the level of accounts receivable, changes in collection trends as well as other factors such as changes in delivery fees and volumes. TXU Receivables Company issued subordinated notes payable to Oncor for the difference between the face amount of the uncollected accounts receivable purchased, less a discount, and cash paid to Oncor that was funded by the sale of the undivided interests.

The discount from face amount on the purchase of receivables principally funded program fees paid by TXU Receivables Company to the funding entities. The discount also funded a servicing fee paid by TXU Receivables Company to EFH Corporate Services Company, a direct subsidiary of EFH Corp., but the amounts were immaterial. The program fees, referred to as losses on sale of the receivables under SFAS 140, consisted primarily of interest costs on the underlying financing. These fees represented essentially all of the net incremental costs of the program to Oncor and were reported in operation and maintenance expenses. Fee amounts were as follows:

	Predecessor
	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Program fees	$6	$6
Program fees as a percentage of average funding (annualized)	6.4%	5.8%

Funding under the program decreased $86 million to zero in 2007 with Oncor’s exit from the program and decreased $3 million to $86 million in 2006. Funding increases or decreases under the program were reflected as operating cash flow activity in the statement of cash flows. The carrying amount of the retained interests in the accounts receivable balance approximated fair value due to the short-term nature of the collection period.

Activities of TXU Receivables Company related to Oncor in 2007 and 2006 were as follows:

	Successor (a)	Predecessor
	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Cash collections on accounts receivable	$—	$1,082	$1,229
Face amount of new receivables purchased	—	(1,156)	(1,231)
Discount from face amount of purchased receivables	—	5	6
Program fees paid	—	(6)	(6)
Increase in subordinated notes payable	—	48	5
Repurchase of receivables previously sold	113	—	—

Operating cash flows used by (provided to) Oncor under the program	$113	$(27)	$3

(a)	Represents final activities related to Oncor’s exit from the sale of receivables program.

10.	SHORT-TERM FINANCING

At December 31, 2008, Oncor had a $2.0 billion credit facility, expiring October 10, 2013, to be used for its working capital and general corporate purposes, including issuances of commercial paper and letters of credit. Oncor may request increases in the commitments under the facility in any amount up to $500 million, subject to the satisfaction of certain conditions. This facility is a revolving credit facility, which means that amounts borrowed under the facility, once repaid, can be borrowed again by Oncor from time to time. Borrowings are classified as short-term on the balance sheet. In May 2008, Oncor secured this credit facility with a first priority lien on certain of its transmission and distribution assets. Oncor also secured all of its existing long-term debt securities (excluding the transition bonds) with the same lien in accordance with the terms of those securities. The lien contains customary provisions allowing Oncor to use the assets in its business, as well as to replace and/or release collateral as long as the market value of the aggregate collateral is at least 115% of the aggregate secured debt. The lien may be terminated at Oncor’s option upon the termination of Oncor’s current credit facility.

At December 31, 2008, Oncor had outstanding borrowings under its credit facility totaling $337 million ($350 million requested draws less $13 million of draws not funded) with an interest rate of 1.98% at the end of the period. At December 31, 2007, Oncor had outstanding borrowings under its credit facility totaling $1.280 billion with an interest rate of 5.70% at the end of the period. The decrease in borrowings was driven by use of the majority of the proceeds from the issuance in September 2008 of $1.5 billion of senior secured notes (as described in Note 11) to repay short-term borrowings, partially offset by funding of ongoing capital investments including the acquisition of broadband over powerline based “Smart Grid” network assets. Availability under the credit facility as of December 31, 2008 was $1.508 billion, which excludes $155 million of undrawn commitments from a subsidiary of Lehman Brothers Holding Inc. (such subsidiary, Lehman) that has filed for bankruptcy under Chapter 11 of the US Bankruptcy Code. In April 2009, a portion of the Lehman commitment was purchased by another entity unrelated to Lehman, effectively increasing availability by $32 million.

Under the terms of Oncor’s revolving credit facility, the commitments of the lenders to make loans to Oncor are several and not joint. Accordingly, if any lender fails to make loans to Oncor, Oncor’s available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the facility.

Borrowings under this credit facility bear interest at per annum rates equal to, at Oncor’s option, (i) adjusted LIBOR plus a spread of 0.275% to 0.800% (depending on the rating assigned to Oncor’s senior secured debt) or (ii) a base rate (the higher of (1) the prime rate of JPMorgan Chase Bank, N.A. and (2) the federal funds effective rate plus 0.50%). Under option (i) and based on Oncor’s ratings as of December 31, 2008, its LIBOR-based borrowings, which apply to all outstanding borrowings at December 31, 2008, bear interest at LIBOR plus 0.425%.

A facility fee is payable at a rate per annum equal to 0.100% to 0.200% (depending on the rating assigned to Oncor’s senior secured debt) of the commitments under the facility. Based on Oncor’s ratings as of December 31, 2008, its facility fee is 0.150%. A utilization fee is payable on the average daily amount of borrowings in excess of 50% of the commitments under the facility at a rate per annum equal to 0.125% per annum. The interest rate and facility fee rate per annum declined in June 2009 to LIBOR plus 0.350% and 0.125%, respectively, due to a two notch upgrade in Oncor’s credit ratings by Moody’s.

The credit facility contains customary covenants for facilities of this type, restricting, subject to certain exceptions, Oncor and its subsidiary from, among other things:

•	incurring additional liens;

•	entering into mergers and consolidations;

•	selling certain assets, and

•	making acquisitions and investments in subsidiaries.

In addition, the credit facility requires that Oncor maintain a consolidated senior debt-to-capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants.

The credit facility contains certain customary events of default for facilities of this type, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments under the facility.

11.	LONG-TERM DEBT

At December 31, 2008 and 2007, the long-term debt of Oncor Holdings consisted of the following:

	Successor
	December 31,
	2008	2007
Oncor (a):
6.375% Fixed Senior Notes due May 1, 2012	$700	$700
5.950% Fixed Senior Notes due September 1, 2013	650	—
6.375% Fixed Senior Notes due January 15, 2015	500	500
6.800% Fixed Senior Notes due September 1, 2018	550	—
7.000% Fixed Debentures due September 1, 2022	800	800
7.000% Fixed Senior Notes due May 1, 2032	500	500
7.250% Fixed Senior Notes due January 15, 2033	350	350
7.500% Fixed Senior Notes due September 1, 2038	300	—
Unamortized discount	(16)	(15)

Total Oncor	4,334	2,835

Oncor Electric Delivery Transition Bond Company LLC (b):
4.030% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2010	54	93
4.950% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2013	130	130
5.420% Fixed Series 2003 Bonds due in semiannual installments through August 15, 2015	145	145
3.520% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2009	39	99
4.810% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2012	221	221
5.290% Fixed Series 2004 Bonds due in semiannual installments through May 15, 2016	290	290

Total Oncor Electric Delivery Transition Bond Company LLC	879	978

Unamortized fair value discount related to transition bonds (c)	(9)	(12)

Total consolidated (d)	5,204	3,801
Less amount due currently	(103)	(99)

Total long-term debt	$5,101	$3,702

(a)	Secured with first priority lien as discussed in Note 10.
(b)	The transition bonds are nonrecourse to Oncor and were issued to securitize a regulatory asset.
(c)	The transition bonds, which secured regulatory assets not earning a return, were fair valued as of October 10, 2007 as a result of purchase accounting.
(d)	According to its organizational documents, Oncor Holdings is prohibited from directly incurring indebtedness for borrowed money.

Debt Issuances in 2008

In September 2008, Oncor issued and sold senior secured notes with an aggregate principal amount of $1.5 billion consisting of $650 million aggregate principal amount of 5.95% senior secured notes maturing in September 2013, $550 million aggregate principal amount of 6.80% senior secured notes maturing in September 2018 and $300 million aggregate principal amount of 7.50% senior secured notes maturing in September 2038. Oncor used the net proceeds of approximately $1.487 billion from the sale of the notes to repay most of its borrowings under its credit facility as well as for general corporate purposes. The notes are initially secured by the first priority lien described in Note 10. The notes are secured equally and ratably with all of Oncor’s other secured indebtedness. If the lien is terminated, the notes will cease to be secured obligations of Oncor and will become senior unsecured general obligations of Oncor.

Interest on these notes is payable in cash semiannually in arrears on March 1 and September 1 of each year, and the first interest payment was in March 2009. Oncor may redeem the notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. The notes also contain customary events of default, including failure to pay principal or interest on the notes when due.

Debt Repayments in 2008

Repayments of long-term debt in 2008 totaled $99 million and represent transition bond principal payments at scheduled maturity dates.

Debt-Related Activity in 2007

In March 2007, Oncor issued floating rate senior notes with an aggregate principal amount of $800 million with a floating rate based on LIBOR plus 37.5 basis points. The notes were to mature in September 2008, but in accordance with their terms, were redeemed upon closing of the Merger.

Other repayments of debt in 2007 totaling $296 million represented payments at scheduled maturity dates and included $200 million of maturing fixed-rate debentures and $96 million of scheduled transition bond principal payments.

Fair Value of Long-Term Debt

The estimated fair value of long-term debt (including current maturities) totaled $4.990 billion and $3.948 billion at December 31, 2008 and 2007, respectively, and the carrying amount totaled $5.204 billion and $3.801 billion, respectively. The fair value is estimated at the lesser of either the call price or the market value as determined by quoted market prices.

Interest Rate Hedges

In September 2008, Oncor entered into interest rate swap transactions hedging the variability of treasury bond rates used to determine the interest rates on an anticipated issuance of an aggregate of $1.0 billion of senior secured notes maturing from 2013 to 2018. The hedges were terminated the same day, and $2 million in after-tax losses were recorded as other comprehensive income. After-tax net losses of $0.4 million will be reclassified into net income during the next twelve months as the related hedged transactions affect net income.

Maturities

Long-term debt and transition bonds maturities are as follows:

Year
2009	$103
2010	108
2011	113
2012	819
2013	775
Thereafter	3,311
Unamortized fair value discount	(9)
Unamortized discount	(16)

Total	$5,204

12.	COMMITMENTS AND CONTINGENCIES

Leases

As of December 31, 2008, future minimum lease payments under operating leases (with initial or remaining noncancelable lease terms in excess of one year) were as follows:

Year
2009	$8
2010	7
2011	7
2012	6
2013	3
Thereafter	11

Total future minimum lease payments	$42

Rent charged to operation and maintenance expense totaled $10 million for the year ended December 31, 2008, $3 million for the period October 11, 2007 through December 31, 2007, $7 million for the period January 1, 2007 through October 10, 2007 and $13 million for the year ended December 31, 2006.

Legal Proceedings

Oncor Holdings is involved in various legal and administrative proceedings in the normal course of business the ultimate resolution of which, in the opinion of management, should not have a material effect upon its financial position, results of operations or cash flows.

Capital Expenditures

Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. As one of the provisions of this stipulation, Oncor committed to minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions.

Efficiency Spending

Oncor expects to invest $300 million, which includes $100 million in excess of regulatory requirements, over the five years ending in 2012 on programs designed to improve customer electricity demand efficiencies.

Labor Contracts

Certain Oncor employees are represented by a labor union and covered by a collective bargaining agreement that expired in January 2008. A new three-year labor contract was ratified in February 2008. In April 2008, a group of approximately 50 employees elected to be represented by a labor union. The new labor contract and the representation of this group of additional employees will not have a material effect on Oncor Holdings’ financial position, results of operations or cash flows.

Environmental Contingencies

Oncor must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Oncor is in compliance with all current laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable. The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•	changes to existing state or federal regulation by governmental authorities having jurisdiction over control of toxic substances and hazardous and solid wastes, and other environmental matters; and

•	the identification of additional sites requiring clean-up or the filing of other complaints in which Oncor Holdings may be asserted to be a potential responsible party.

Guarantees

Oncor has entered into contracts that contain guarantees to outside parties that could require performance or payment under certain conditions.

Oncor is the lessee under various operating leases that obligate it to guarantee the residual values of the leased assets. At December 31, 2008, both the aggregate maximum amount of residual values guaranteed and the estimated residual recoveries totaled approximately $13 million. These leased assets consist primarily of vehicles used in distribution activities. The average life of the residual value guarantees under the lease portfolio is approximately one year.

13.	MEMBERSHIP INTERESTS

Successor

In connection with the Merger, Oncor Holdings was formed as a new holding company, owning approximately 80% of the membership interests of Oncor as of December 31, 2008. Oncor Holdings is a Delaware limited liability company wholly-owned by Intermediate Holding.

Effect of Sale of Noncontrolling Interests—Oncor’s sale of noncontrolling interests discussed in Note 14 resulted in a $265 million reduction of Oncor Holdings’ membership interest. This amount represents the excess of the carrying value of the interests sold over the proceeds from the transactions, which reflects the fact that Oncor’s carrying value after purchase accounting is based on the Merger value, while the noncontrolling interests sale value does not include a control premium.

Distributions—The net proceeds of $1.253 billion from Oncor’s sale of noncontrolling interests in November 2008 were distributed to Intermediate Holding and ultimately to EFH Corp.

During 2008, Oncor Holdings’ board of directors declared and Oncor Holdings paid the following cash distributions to Intermediate Holding:

Declaration Date	Payment Date	Amount Paid
November 13, 2008	November 14, 2008	$117
August 20, 2008	August 21, 2008	$78
May 14, 2008	May 15, 2008	$78
February 20, 2008	March 31, 2008	$57

During 2009, Oncor Holdings’ board of directors declared and Oncor Holdings paid the following cash distributions to Intermediate Holding:

Declaration Date	Payment Date	Amount Paid
May 19, 2009	May 20, 2009	$40
February 18, 2009	March 3, 2009	$18

Distribution Restrictions—While there are no direct restrictions on Oncor Holdings’ ability to distribute its net income that are currently material, substantially all of Oncor Holdings’ net income is derived from Oncor. The boards of directors of each of Oncor and Oncor Holdings, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet expected future requirements of Oncor and/or Oncor Holdings. For the period beginning October 11, 2007 and ending December 31, 2012, distributions paid by Oncor (other than distributions of the proceeds of any issuance of limited liability company units) are limited by the Limited Liability Company Agreement to an amount not to exceed Oncor’s net income determined in accordance with GAAP, subject to certain defined adjustments. Such adjustments include deducting the $72 million ($46 million after tax) one-time refund to customers in September 2008 and deducting funds spent as part of the $100 million commitment for additional demand-side management or other energy efficiency initiatives (see Note 4), neither of which impacts net income due to purchase accounting, and removing the effect of the $860 million goodwill impairment charge from fourth quarter 2008 net income available for distribution. Distributions are further limited by Oncor’s required regulatory capital structure, as determined by the PUCT, to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. At December 31, 2008, no material amount of Oncor’s net income was restricted from being used to make distributions on its membership interests except for the one-time refund. The net proceeds of $1.253 billion received from the sale of the equity interests to Texas Transmission and certain members of Oncor’s management were excluded from these distribution limitations.

Equity Contributions—As a result of the Merger, all outstanding unvested stock-based incentive compensation awards previously granted by EFH Corp. to Oncor employees vested and such employees became entitled to receive the $69.25 per share Merger consideration. The settlement of these awards totaled $24 million and was accounted for as an equity contribution from EFH Corp., as was the settlement of $4 million of cash incentive compensation awards. See Note 18 for further discussion of stock-based compensation, including a SARs Plan implemented in November 2008.

In connection with the Merger, Texas Holdings paid a $12 million fee related to Oncor’s $2 billion revolving credit facility. Such payment was accounted for as an investment by Texas Holdings.

In March 2008, Oncor Holdings distributed its investment in an entity with telecommunications-related activities that are not part of Oncor’s current operations totaling $24 million to Intermediate Holding.

Predecessor

No shares of Oncor’s common stock were held by or for its own account, nor were any shares of such capital stock reserved for its officers and employees or for options, warrants, conversions and other rights in connection therewith.

Under SFAS 123(R), expense related to EFH Corp.’s stock-based incentive compensation awards granted to Oncor’s employees was accounted for as a noncash capital contribution from EFH Corp. Accordingly, Oncor recorded a credit to its common stock account of $3 million in the period January 1, 2007 through October 10, 2007 and $5 million for the year ended December 31, 2006.

Oncor recorded a credit to common stock of $15 million in the period January 1, 2007 through October 10, 2007 and $14 million in the year 2006 arising from the excess tax benefit generated by the distribution date value of the stock-based incentive awards exceeding the reported compensation expense. The $15 million credit (benefit) in 2007 was realized in the Successor period in conjunction with a tax payment to EFH Corp.

Effective January 1, 2005, Oncor and TCEH entered into an agreement whereby Oncor assumed responsibility for pension and OPEB costs for all applicable former employees of the regulated predecessor integrated electric utility that, in addition to its own employees consists largely of active and retired personnel engaged in TCEH’s activities, related to service of those additional personnel prior to the deregulation and disaggregation of EFH Corp.’s business. (See Note 17 for additional information related to this agreement.) In connection with this agreement, Oncor recorded a $15 million credit to its common stock account in 2006 for the noncash contribution of pension-related assets and a $146 million charge to common stock in 2005 for the noncash assumption of the pension obligation.

In 2006, Oncor distributed its mineral interests in natural gas and oil to EFH Corp. in the form of a dividend. The dividend was recorded at the book value of the interests, which was zero. These mineral interests were acquired as part of land purchases over the years to support the expansion of the transmission and distribution system and not for the mineral development, and no value was attributed to the mineral interests at the time of acquisition.

14.	NONCONTROLLING INTERESTS

On November 5, 2008, Oncor issued and sold additional equity interests to Texas Transmission. Texas Transmission is an entity indirectly owned by a private investment group led by OMERS Administration Corporation, acting through its infrastructure investment entity, Borealis Infrastructure Management Inc., and the Government of Singapore Investment Corporation, acting through its private equity and infrastructure arm, GIC Special Investments Pte Ltd.

Texas Transmission acquired the equity interests for $1.254 billion in cash. At the closing of the sale, Oncor also offered and sold additional equity interests to Investment LLC, an entity owned by certain members of Oncor’s management team, for a total of $13 million in cash (the same price per unit paid by Texas Transmission). Accordingly, the equity issuances in 2008 resulted in Oncor Holdings (and EFH Corp. indirectly) owning 80.04% of Oncor, certain members of Oncor management indirectly owning 0.21% of Oncor and Texas Transmission owning 19.75% of Oncor.

The proceeds (net of closing costs) of $1.253 billion received by Oncor from Texas Transmission and the members of Oncor management upon completion of these transactions were distributed to Oncor Holdings who distributed the proceeds to Intermediate Holding and ultimately to EFH Corp.

Oncor Holdings recorded the $265 million excess of Oncor Holdings’ carrying amount of the noncontrolling interests sold by Oncor over the net proceeds from the transactions as a reduction to additional paid in capital, consistent with the provisions of SAB Topic 5-H, “Accounting for Sales of Stock by a Subsidiary.”

The noncontrolling interests balance of $1.355 billion reported in the December 31, 2008 consolidated balance sheet represented the proportional share of Oncor’s net assets at the date of the transaction less $160 million representing the noncontrolling interests’ share of Oncor’s results for the period subsequent to the transaction (including the goodwill impairment charge), net of $2 million in cash distributions. See Note 13.

15.	INVESTMENTS

The investments balance consists of the following:

	Successor
	December 31,
	2008	2007
Assets related to employee benefit plans, including employee savings programs, net of distributions	$65	$77
Investment in unconsolidated affiliates	5	10
Land	2	2

Total investments	$72	$89

Assets Related to Employee Benefit Plans

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. EFH Corp. pays the premiums and is the beneficiary of these life insurance policies. As of December 31, 2008 and 2007, the face amount of these policies totaled $151 million and $168 million, and the net cash surrender values totaled $53 million and $68 million, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at market value.

Restricted Cash

	Successor
	At December 31, 2008		At December 31, 2007
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Customer collections related to securitization (transition) bonds used only to service debt and pay expenses	$51	$—	$56	$—
Reserve for fees associated with transition bonds	—	10	—	10
Reserve for shortfalls of transition bond charges	—	6	—	7

Total restricted cash	$51	$16	$56	$17

16.	NOTICE OF TERMINATION OF OUTSOURCING ARRANGEMENTS

In connection with the closing of the Merger, EFH Corp., Oncor and TCEH commenced a review, under the change of control provision, of certain outsourcing arrangements with Capgemini Energy LP (Capgemini), Capgemini America, Inc. and Capgemini North America, Inc. (collectively, CgE). During the fourth quarter of 2008, Oncor executed a Separation Agreement with CgE. Simultaneous with the execution of that Separation Agreement, EFH Corp. and TCEH entered into a substantially similar Separation Agreement with CgE. The Separation Agreements principally provide for (i) notice of termination of each of the Master Framework Agreements, dated as of May 17, 2004, each as amended, between Capgemini and each of Oncor and TCEH and the related service agreements under each of the Master Framework Agreements and (ii) termination of the joint venture arrangements between EFH Corp. (and its applicable subsidiaries) and CgE. Under the Master Framework Agreements and related services agreements, Capgemini provides to Oncor and EFH Corp. and its other subsidiaries outsourced support services, including information technology, customer care and billing, human resources, procurement and certain finance and accounting activities.

The Separation Agreement acts as a notice of termination under the Master Framework Agreement and the related services agreements. As a result of the “change of control” of EFH Corp. that occurred as a result of the Merger, Oncor had the contractual right to terminate, without penalty, its Master Framework Agreement. Oncor has elected to exercise such right. Consistent with the Master Framework Agreement, to provide for an orderly transition of the services, the Separation Agreement requires that Capgemini provide termination assistance services until the services are transitioned back to Oncor and/or to another service provider. The Separation Agreement provides that the services be transitioned by December 31, 2010 (June 30, 2011, in the case of the information technology services). The Master Framework Agreement will actually terminate when these termination assistance services are completed. Oncor previously provided a termination notice to Capgemini in respect of human resources services.

The Separation Agreements provide for the termination of the joint venture arrangement between EFH Corp. (and its applicable subsidiaries) and CgE. As a result, during the fourth quarter of 2008:

•

EFH Corp. received approximately $70 million in cash in exchange for the termination of a purchase option agreement pursuant to which subsidiaries of EFH Corp. had the right to “put” to Capgemini (and Capgemini had the right to “call” from a subsidiary of EFH Corp.) EFH Corp.’s 2.9% limited partnership interest in Capgemini and licensed assets, principally software, upon the expiration of the Master Framework Agreements in 2014 or, in some circumstances, earlier. Oncor received $20 million of such proceeds, reflecting its share of the put option value.

•

The parties entered into a mutual release of all claims under the Master Framework Agreement and related services agreements, subject to certain defined exceptions, and Oncor received $4 million in cash in settlement of such claims.

The carrying value of Oncor’s share of the put option value was $48 million prior to the application of purchase accounting (recorded as a noncurrent asset). The effects of the termination of the outsourcing arrangements, including the accrual of $16 million for incremental costs to exit and transition the services, were included in the final purchase price allocation (see Note 2).

17.	PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS

Pension Plan

Subsidiaries of Oncor Holdings are participating employers in the EFH Retirement Plan (Retirement Plan), a defined benefit pension plan sponsored by EFH Corp. The Retirement Plan is a qualified pension plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees are eligible to participate in the Retirement Plan upon their completion of one year of service and the attainment of age 21. All benefits are funded by the participating employers. The Retirement Plan provides benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs. It is EFH Corp.’s policy to fund the plans on a current basis to the extent deductible under existing federal tax regulations.

Subsidiaries of Oncor Holdings also participate in EFH Corp.’s supplemental retirement plans for certain employees, whose retirement benefits cannot be fully earned under the qualified Retirement Plan, the information for which is included below.

Other Postretirement Employee Benefits (OPEB) Plan

Subsidiaries of Oncor Holdings participate with EFH Corp. and certain other affiliated subsidiaries of EFH Corp. to offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. For employees retiring on or after January 1, 2002, the retiree contributions required for such coverage vary based on a formula depending on the retiree’s age and years of service.

Pension and OPEB Costs Recognized as Expense

The following details net pension and OPEB costs recognized as expense:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 to December 31, 2007	Period from January 1, 2007 to October 10, 2007	Year Ended December 31, 2006
Pension costs under SFAS 87	$15	$3	$21	$41
OPEB costs under SFAS 106	44	9	50	61

Total benefit costs	59	12	71	102
Less amounts deferred principally as a regulatory asset or property	(42)	(8)	(43)	(84)

Net amounts recognized as expense	$17	$4	$28	$18

Consistent with SFAS 87, EFH Corp. uses the calculated value method to determine the market-related value of the assets held in its trust. EFH Corp. includes the realized and unrealized gains or losses in the market-related value of assets over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan, and investment income and is decreased for benefit payments and expenses for that year.

The pension and OPEB amounts provided represent allocations to Oncor Holdings of amounts related to EFH Corp.’s plans.

Regulatory Recovery of Pension and OPEB Costs

In June 2005, an amendment to PURA relating to EFH Corp.’s pension and OPEB costs was enacted by the Texas Legislature. This amendment, which was retroactively effective January 1, 2005, provides for the recovery by Oncor of pension and OPEB costs for all applicable former employees of the regulated predecessor integrated electric utility. In addition to Oncor’s active and retired employees, these former employees largely include active and retired personnel engaged in TCEH’s activities related to service of those additional personnel prior to the deregulation and disaggregation of EFH Corp.’s businesses effective January 1, 2002. Accordingly, Oncor and TCEH entered into an agreement whereby Oncor assumed responsibility for applicable pension and OPEB costs related to those personnel.

The amendment additionally authorizes Oncor to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings. Accordingly, in the second quarter of 2005 Oncor began deferring (principally as a regulatory asset or property) additional pension and OPEB costs as permitted by the amendment. Amounts deferred are ultimately subject to regulatory approval. Amounts recorded as a regulatory asset totaled $15 million and $20 million in 2008 and 2007, respectively.

Assumed Discount Rate

The discount rates reflected in net pension and OPEB costs are 6.55% for the year ended December 31, 2008, 6.45% for the period October 11, 2007 through December 31, 2007, 5.90% for the period January 1, 2007 through October 10, 2007, and 5.75% for the year ended December 31, 2006. The expected rate of return on plan assets reflected in the 2008 cost amounts is 8.25% for the pension plan and 7.90% for OPEBs.

Pension and OPEB Plan Cash Contributions

Contributions to the benefit plans were as follows:

	December 31,
	2008	2007	2006
Pension plan contributions	$46	$3	$2
OPEB plan contributions	31	33	26

Total contributions	$77	$36	$28

Estimated funding in 2009 of the pension plan and OPEB plan totals $61 million and $18 million, respectively.

Thrift Plan

Employees of subsidiaries of Oncor Holdings may participate in a qualified savings plan, the EFH Thrift Plan (Thrift Plan). This plan is a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. Under the terms of the Thrift Plan, employees who do not earn more than the IRS threshold compensation limit used to determine highly compensated employees may contribute, through pre-tax salary deferrals and/or after-tax applicable payroll deductions, the lesser of 75% of their regular salary or wages or the maximum amount permitted under law. Employees who earn more than such threshold may contribute from 1% to 16% of their regular salary or wages. Employer matching contributions are also made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Retirement Plan. As of October 10, 2007, employer matching contributions are made in cash and may be allocated by participants to any of the Thrift Plan’s investment options.

18.	STOCK-BASED COMPENSATION

Successor

In 2008, Oncor established the Oncor Electric Delivery Company LLC Stock Appreciation Rights Plan (the SARs Plan) under which certain employees of Oncor may be granted stock appreciation rights (SARs) payable in cash, or in some circumstances, Oncor units. Two types of SARs may be granted under the SARs Plan. Time-based SARs (Time SARs) vest solely based upon continued employment ratably on an annual basis on each of the first five anniversaries of the grant date. Performance-based SARs (Performance SARs) vest based upon both continued employment and the achievement of a predetermined level of Oncor EBITDA over time, generally ratably over five years based upon annual Oncor EBITDA levels, with provisions for vesting if the annual levels are not achieved but cumulative two- or three-year total Oncor EBITDA levels are achieved. Time and Performance SARs may also vest in part or in full upon the occurrence of certain specified liquidity events and are exercisable only upon the occurrence of certain specified liquidity events. Since the exercisability of the Time and Performance SARs is conditioned upon the occurrence of a liquidity event, compensation expense will not be recorded until it is probable that a liquidity event will occur. Generally, awards under the SARs Plan terminate on the tenth anniversary of the grant, unless the participant’s employment is terminated earlier under certain circumstances.

In February 2009, Oncor also established the Oncor Electric Delivery Company LLC Director Stock Appreciation Rights Plan (the Director SARs Plan) under which certain non-employee members of Oncor’s board of directors and other persons having a relationship with Oncor may be granted SARs payable in cash, or in some circumstances, Oncor units. SARs granted under the Director Plan vest in eight equal quarterly installments over a two-year period and are exercisable only upon the occurrence of certain specified liquidity events. Since the exercisability of the Director SARs is conditioned upon the occurrence of a liquidity event, expense will not be recorded until it is probable a liquidity event will occur.

SARs under the SARs Plan and the Director SARs Plan are generally payable in cash based on the fair market value of the SAR on the date of exercise. During 2008, Oncor granted 13.9 million SARs under the SARs Plan, of which 1.4 million Time SARS were vested at December 31, 2008. Pursuant to an amendment to the SARs Plan terms in February 2009, a total of 1.4 million Performance SARS related to the period ended December 31, 2008 were declared vested in recognition that the established 2008 EBITDA target was substantially achieved. There were no SARs eligible for exercise at December 31, 2008.

Predecessor

Prior to the Merger, Oncor bore the costs of the EFH Corp. shareholder-approved long-term incentive plans for applicable management personnel engaged in Oncor’s business activities. EFH Corp. provided discretionary awards of performance units to qualified management employees that were payable in its common stock. The awards generally vested over a three-year period and the number of shares ultimately earned was based on the performance of EFH Corp.’s stock over the vesting period as compared to peer companies and established thresholds. EFH Corp. established restrictions that limited certain employees’ opportunities to liquidate vested awards.

EFH Corp. determined the fair value of its stock-based compensation awards utilizing a valuation model that took into account three principal factors: expected volatility of the stock price of EFH Corp. and peer group companies, dividend rate of EFH Corp. and peer group companies and the restrictions limiting liquidation of vested stock awards. Based on the fair values determined under this model, Oncor’s reported expense related to the awards totaled $3 million ($2 million after-tax) for the period January 1, 2007 through October 10, 2007 and $4 million ($3 million after-tax) in 2006. The number of awards granted, net of forfeitures, totaled zero and 8 thousand in 2007 and 2006, respectively.

With respect to awards to Oncor’s employees, the fair value of awards that vested in the period January 1, 2007 through October 10, 2007 and the year ended December 31, 2006 totaled $84 million and $57 million, respectively, based on the vesting date share prices.

19.	RELATED-PARTY TRANSACTIONS

The following represent significant related-party transactions of Oncor Holdings:

•

Oncor records revenue from TCEH, principally for electricity delivery fees, which totaled $1 billion for the year ended December 31, 2008, $209 million for the period October 11, 2007 through December 31, 2007, $823 million for the period January 1, 2007 through October 10, 2007 and $1.1 billion for the year ended December 31, 2006.

•

Oncor records interest income from TCEH with respect to Oncor’s generation-related regulatory assets, which have been securitized through the issuance of transition bonds by Oncor’s bankruptcy-remote financing subsidiary. The interest income serves to offset Oncor’s interest expense on the transition bonds. This interest income totaled $46 million for the year ended December 31, 2008, $11 million for the period October 11, 2007 through December 31, 2007, $38 million for the period January 1, 2007 through October 10, 2007 and $52 million for the year ended December 31, 2006.

•

Incremental accrued income taxes incurred by Oncor as a result of delivery fee surcharges to its customers related to transition bonds are reimbursed by TCEH. Oncor Holdings’ financial statements reflect a note receivable from TCEH to Oncor of $289 million ($35 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2008 and $323 million ($34 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2007 related to these income taxes.

•

Short-term advances to parent totaled $25 million at December 31, 2007. These advances were settled in March 2008 as part of Oncor Holdings’ distribution of its investment in an entity with telecommunications-related activities that are not part of Oncor’s current operations to Intermediate Holding as discussed in Note 13.

•

Short-term advances from parent totaled $24 million at December 31, 2006. The average daily balances of short-term advances from parent totaled $42 million and $44 million for the period January 1, 2007 through October 10, 2007 and the year ended December 31, 2006, and the weighted average interest rate for the respective periods was 5.8% and 5.4%. Interest expense incurred on the advances totaled approximately $2 million for the period January 1, 2007 through October 10, 2007 and $2 million for the year ended December 31, 2006. As a result of actions taken at the time of the Merger to further ring-fence Oncor, advances from EFH Corp. to Oncor ceased and outstanding amounts were repaid.

•

An EFH Corp. subsidiary charges Oncor for financial and certain other administrative services at cost. These costs, which are reported in operation and maintenance expenses, totaled $24 million for the year ended December 31, 2008, $6 million for the period October 11, 2007 through December 31, 2007, $20 million for the period January 1, 2007 through October 10, 2007 and $36 million for the year ended December 31, 2006.

•

Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility (reported on TCEH’s balance sheet) is funded by a delivery fee surcharge collected from REPs by Oncor and remitted to TCEH. These trust fund assets are established with the intent to be sufficient to fund the estimated decommissioning liability (also reported on TCEH’s balance sheet). Income and expenses associated with the trust fund and the decommissioning liability recorded by TCEH are offset by a net change in the Oncor and TCEH intercompany receivable/payable, which in turn results in a change in Oncor’s reported net regulatory asset/liability. At December 31, 2008, the excess of the decommissioning liability over the trust fund balance resulted in a regulatory asset of $127 million. At December 31, 2007, the excess of the trust fund balance over the estimated net decommissioning liability resulted in a regulatory liability of $13 million.

•

Oncor has a 19.5% limited partnership interest, with a carrying value of $5 million and $10 million at December 31, 2008 and 2007, respectively, in an EFH Corp. subsidiary holding principally software-related assets. Equity losses related to this interest are reported in other deductions and totaled $4 million for the year ended December 31, 2008, $1 million for the period October 11, 2007 through December 31, 2007, $2 million for the period January 1, 2007 through October 10, 2007 and $4 million for the year ended December 31, 2006. These losses primarily represent amortization of the assets held by the subsidiary.

•

EFH Corp. files a consolidated federal income tax return and allocates income tax liabilities to Oncor Holdings under a tax sharing agreement substantially as if Oncor Holdings was filing its own income tax returns. See discussion in Note 1 under “Income Taxes.” Under the terms of this agreement, Oncor Holdings had amounts receivable from EFH Corp. related to income taxes, primarily due to timing of payments, totaling $22 million and $29 million at December 31, 2008 and 2007, respectively.

•

Oncor held cash collateral of $15 million on both December 31, 2008 and 2007 from TCEH related to interconnection agreements for three generation units being developed by TCEH. The collateral is reported in the balance sheet in other current liabilities.

•

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s credit rating being below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, as of December 31, 2008 and 2007, TCEH had posted letters of credit in the amount of $13 million and $14 million, respectively, for the benefit of Oncor.

•

At the closing of the Merger, Oncor entered into a $2 billion revolving credit facility with a syndicate of financial institutions and other lenders. The syndicate includes affiliates of GS Capital Partners. Affiliates of GS Capital Partners (a member of the Sponsor Group) have from time-to-time engaged in commercial banking transactions with Oncor Holdings or it subsidiaries in the normal course of business.

•

Affiliates of the Sponsor Group have, and may, acquire debt or debt securities issued by Oncor Holdings or its subsidiaries in open market transactions or through loan syndications. In addition, affiliates of the Sponsor Group acted as initial purchasers in Oncor’s $1.5 billion senior secured notes offering in September 2008.

See Notes 7, 9, 13 and 17 for information regarding the tax sharing agreement, the accounts receivable securitization program, distributions to Intermediate Holding and the allocation of EFH Corp.’s pension and OPEB costs to Oncor Holdings, respectively.

20.	SUPPLEMENTARY FINANCIAL INFORMATION

Other Income and Deductions

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Other income:
Net gain on sale of other properties and investment	$1	$1	$3	$1
Accretion of adjustment (discount) to regulatory assets due to purchase accounting (Note 2)	44	10	—	—
Other	—	—	—	1

Total other income	$45	$11	$3	$2

Other deductions:
Charges related to 2006 cities rate settlements (Note 5)	$13	$6	$20	$13
Expenses related to canceled InfrastruX Energy Services joint venture (a)	—	—	3	7
Equity losses in an unconsolidated affiliate (Note 19)	4	1	2	4
Other	8	1	5	3

Total other deductions	$25	$8	$30	$27

(a)	Consists of previously deferred costs arising from operational activities to transition to the joint venture arrangement, which was canceled in connection with the Merger.

Major Customers

Amounts billed to TCEH represented 39% and amounts billed to one large nonaffiliated REP represented 16% of total operating revenues for the year ended December 31, 2008. No other customer represented 10% or more of total operating revenues.

Interest Expense and Related Charges

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Interest	$314	$70	$242	$287
Amortization of fair value debt discounts resulting from purchase accounting	3	—	—	—
Amortization of debt issuance costs and discounts	5	1	7	5
Allowance for funds used during construction—capitalized interest portion	(6)	(1)	(7)	(6)

Total interest expense and related charges	$316	$70	$242	$286

Property, Plant and Equipment

	Successor
	December 31,
	2008	2007
Assets in service:
Distribution	$8,429	$8,036
Transmission	3,626	3,388
Other assets	477	388

Total	12,532	11,812
Less accumulated depreciation	4,158	3,932

Net of accumulated depreciation	8,374	7,880
Construction work in progress	213	170
Held for future use	19	19

Property, plant and equipment—net	$8,606	$8,069

Depreciation expense as a percent of average depreciable property approximated 2.8% for 2008, 2007 and 2006.

Intangible Assets

Intangible assets other than goodwill reported in the balance sheet are comprised of the following:

	Successor
	As of December 31, 2008			As of December 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Intangible assets subject to amortization included in property, plant and equipment:
Land easements	$184	$69	$115	$179	$67	$112
Capitalized software	145	80	65	122	63	59

Total	$329	$149	$180	$301	$130	$171

Aggregate amortization expense for intangible assets totaled $19 million for the year ended December 31, 2008, $3 million for the period October 11, 2007 through December 31, 2007, $11 million for the period January 1, 2007 through October 10, 2007, and $20 million for the year ended December 31, 2006. At December 31, 2008, the weighted average remaining useful lives of capitalized land easements and software were 69 years and 10 years, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years from December 31, 2008 is as follows:

Year	Amortization Expense
2009	$21
2010	15
2011	12
2012	10
2013	5

Goodwill of $4.9 billion was reported on the balance sheet as of December 31, 2007 and represented the portion of the goodwill arising from the Merger under purchase accounting that was assigned to the Regulated Delivery reporting unit of EFH Corp. The balance reported at December 31, 2008 is $4.1 billion. See Note 2 for discussion of financial statement effects of the Merger and Note 3 for discussion of the goodwill impairment. None of this goodwill is being deducted for tax purposes.

Other Noncurrent Liabilities and Deferred Credits

The balance of other noncurrent liabilities and deferred credits consists of the following:

	Successor
	December 31, 2008	December 31, 2007
Retirement plan and other employee benefits	$1,115	$744
Liabilities related to subsidiary tax sharing agreement	299	—
Uncertain tax positions (including accrued interest) (Note 6)	144	134
Nuclear decommissioning cost under-recovery (a)	127	—
Other	35	20

Total other noncurrent liabilities and deferred credits	$1,720	$898

(a)	Represents intercompany payable to TCEH offset in Oncor’s net reported regulatory asset/liability. See Note 8.

Liabilities Related to Subsidiary Tax Sharing Agreement—Amount represents the noncontrolling interests’ portion of the previously recorded net deferred tax liabilities of Oncor. Upon the sale of noncontrolling interests in Oncor (see Note 14), Oncor became a partnership for US federal income tax purposes, and the temporary differences which gave rise to the deferred taxes will, over time, become taxable to the noncontrolling interests. Under a tax sharing agreement among Oncor and its equity holders, Oncor reimburses the equity holders for income taxes as the partnership earnings become taxable to the equity holders. Accordingly, as the temporary differences become taxable, the equity holders will be reimbursed by Oncor. In the unlikely event such amounts are not reimbursed under the tax sharing agreement, it is probable they would be refunded to rate payers.

Supplemental Cash Flow Information

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Cash payments:
Interest paid	$284	$72	$240	$287
Capitalized interest	(6)	(1)	(7)	(6)

Interest (net of amounts capitalized)	278	71	233	281
Income taxes	65	26	106	290
Noncash investing and financing activities:
Noncash construction expenditures (a)	49	70	25	33
Noncash distribution of investment to parent	24	—	—	—
Noncash contribution related to incentive compensation plans	—	28	—	5
Noncash capital contribution from Texas Holdings	—	12	—	—
Noncash contribution for pension-related assets	—	—	—	15

(a)	Represents end-of-period accruals.

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

2008 Audited Financial Statements	Oncor Holdings’ audited financial statements for the year ended December 31, 2008

EFC Holdings	Refers to Energy Future Competitive Holdings Company, a direct subsidiary of EFH Corp. and the direct parent of TCEH.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include Oncor and TCEH.

ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of the various electricity systems within Texas

FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting

FSP	FASB Staff Position

FSP SFAS 107-1 and APB 28-1	FSP SFAS No. 107-1 and Accounting Principles Board Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments”

FSP SFAS 132(R)-1	FSP SFAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”

GAAP	generally accepted accounting principles

Intermediate Holding	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

Investment LLC	Refers to Oncor Management Investment LLC, a Delaware limited liability company and minority interest owner of Oncor, whose managing member is Oncor and whose Class B Interests are owned by officers, directors and key employees of Oncor.

LIBOR	London Interbank Offered Rate. An interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

Limited Liability Company Agreement	The Second Amended and Restated Limited Liability Company Agreement of Oncor, dated as of November 5, 2008, by and among Oncor Holdings, Texas Transmission and Investment LLC, as amended.

Luminant	Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Merger	The transaction referred to in the Merger Agreement (defined immediately below) that was completed on October 10, 2007.

Merger Agreement	Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

Moody’s	Moody’s Investors Services, Inc. (a credit rating agency)

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings, and/or its wholly-owned consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of Intermediate Holding and the direct majority owner of Oncor.

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries.

OPEB	other postretirement employee benefits

PUCT	Public Utility Commission of Texas

Purchase accounting	The purchase method of accounting for a business combination as prescribed by SFAS No. 141, “Business Combinations,” whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider

SEC	US Securities and Exchange Commission

SFAS	Statement of Financial Accounting Standards issued by the FASB

SFAS 132(R)	SFAS No. 132 (revised 2003), “Employers’ Disclosures About Pensions and Other Postretirement Benefits”

SFAS 160	SFAS No. 160, “Noncontrolling interests in Consolidated Financial Statements—an amendment of ARB No. 51”

SFAS 165	SFAS No. 165, “Subsequent Events”

SFAS 168	SFAS No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles”

Sponsor Group	Collectively, the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co. (See Texas Holdings below.)

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFC Holdings and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context.

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a Delaware limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

Texas Transmission	Refers to Texas Transmission Investment LLC, a Delaware limited liability company that purchased a 19.75% equity interest in Oncor in November 2008. It is not affiliated with EFH Corp., any of EFH Corp.’s subsidiaries or any member of the Sponsor Group.

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

US	United States of America

This quarterly report occasionally makes references to Intermediate Holding, Oncor Holdings or Oncor when describing actions, rights or obligations of their respective subsidiaries. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of

Oncor Electric Delivery Holdings Company LLC

Dallas, Texas

We have reviewed the accompanying condensed consolidated balance sheet of Oncor Electric Delivery Holdings Company LLC and subsidiaries (“Oncor Holdings”) as of June 30, 2009, and the related condensed statements of consolidated income for the three-month and six-month periods ended June 30, 2009 and 2008, and of consolidated cash flows for the six-month periods ended June 30, 2009 and 2008. These interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) for reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the condensed consolidated financial statements, Oncor Holdings adopted FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”) on a retrospective basis.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Oncor Electric Delivery Holdings Company LLC and subsidiaries as of December 31, 2008, and the related statements of consolidated income (loss), comprehensive income (loss), cash flows, and membership interests for the year then ended (not presented herein); and in our report dated September 2, 2009 (which report includes an explanatory paragraph related to (1) Oncor Holdings being a wholly owned subsidiary of Energy Future Holdings Corp., which was merged with Texas Energy Future Merger Sub Corp on October 10, 2007 and (2) the retrospective adoption of the provisions of SFAS 160), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2008 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Deloitte & Touche LLP

Dallas, Texas

September 2, 2009

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

CONDENSED STATEMENTS OF CONSOLIDATED INCOME

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(millions of dollars)
Operating revenues:
Affiliated	$246	$242	$474	$484
Nonaffiliated	407	384	792	756

Total operating revenues	653	626	1,266	1,240

Operating expenses:
Operation and maintenance	230	216	456	419
Depreciation and amortization	132	121	258	241
Income taxes	34	47	57	89
Taxes other than income taxes	90	92	187	189

Total operating expenses	486	476	958	938

Operating income	167	150	308	302

Other income and deductions:
Other income (Note 9)	10	11	20	22
Other deductions (Note 9)	4	9	8	17
Nonoperating income taxes	14	5	28	10

Interest income	10	11	19	22

Interest expense and related charges (Note 9)	87	73	171	149

Net income	82	85	140	170
Net income attributable to noncontrolling interests	(16)	—	(28)	—

Net income attributable to Oncor Holdings	$66	$85	$112	$170

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2009	2008
	(millions of dollars)
Cash flows—operating activities:
Net income	$140	$170
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	240	221
Deferred income taxes—net	45	49
Amortization of investment tax credits	(2)	(3)
Other—net	(3)	6
Changes in operating assets and liabilities:
Deferred advanced metering system revenues (Note 2)	37	—
Other operating assets and liabilities	(116)	(183)

Cash provided by operating activities	341	260

Cash flows—financing activities:
Repayments of long-term debt	(52)	(50)
Net increase in short-term borrowings	205	375
Distributions/dividends	(58)	(135)
Distributions to noncontrolling interests	(17)	—
Decrease in income tax-related note receivable from TCEH	16	16
Debt discount, financing and reacquisition expenses—net	(2)	(2)

Cash provided by financing activities	92	204

Cash flows—investing activities:
Capital expenditures	(516)	(465)
Costs to remove retired property	(21)	(16)
Other	14	15

Cash used in investing activities	(523)	(466)

Net change in cash and cash equivalents	(90)	(2)
Cash and cash equivalents—beginning balance	126	22

Cash and cash equivalents—ending balance	$36	$20

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2009	December 31, 2008
	(millions of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$36	$126
Restricted cash (Note 9)	42	51
Trade accounts receivable from nonaffiliates—net (Note 9)	252	217
Trade accounts and other receivables from affiliates	202	182
Income taxes receivable from parent (Note 8)	29	22
Materials and supplies inventories—at average cost	71	63
Accumulated deferred income taxes	38	54
Prepayments	90	75
Other current assets	9	9

Total current assets	769	799
Restricted cash (Note 9)	15	16
Investments and other property (Note 9)	63	72
Property, plant and equipment—net (Note 9)	8,939	8,606
Goodwill	4,064	4,064
Note receivable due from TCEH (Note 8)	237	254
Regulatory assets—net (Note 2)	1,810	1,892
Other noncurrent assets	83	60

Total assets	$15,980	$15,763

LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Short-term borrowings (Note 3)	$542	$337
Long-term debt due currently (Note 4)	105	103
Trade accounts payable	149	124
Accrued taxes other than income taxes	80	141
Accrued interest	104	103
Other current liabilities	93	99

Total current liabilities	1,073	907
Accumulated deferred income taxes	1,203	1,192
Investment tax credits	40	42
Long-term debt, less amounts due currently (Note 4)	5,049	5,101
Other noncurrent liabilities and deferred credits	1,749	1,720

Total liabilities	9,114	8,962
Commitments and Contingencies (Note 5)
Membership interests (Note 6):
Oncor Holdings membership interest	5,500	5,446
Noncontrolling interests in subsidiary	1,366	1,355

Total membership interests	6,866	6,801

Total liabilities and membership interests	$15,980	$15,763

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS

Description of Business

Oncor Holdings is a Dallas, Texas-based holding company whose financial statements reflect almost entirely the operations of its direct, majority (approximately 80%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Distribution revenues from TCEH represented 37% and 39% of total revenues for the six months ended June 30, 2009 and 2008, respectively. Oncor Holdings is a direct, wholly-owned subsidiary of Intermediate Holding, a direct, wholly-owned subsidiary of EFH Corp. Oncor Holdings’ financial statements reflect almost entirely the operations of Oncor; consequently, there are no separate reportable business segments.

References in this report to Oncor Holdings are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. See “Glossary” for definition of terms and abbreviations.

Various “ring-fencing” measures have been taken to enhance credit quality of Oncor Holdings and Oncor. Such measures include, among other things: Oncor Holdings’ sale of a 19.75% equity interest in Oncor to Texas Transmission; maintenance of separate books and records for the Oncor Ring-Fenced Entities; Oncor’s board of directors being comprised of a majority of independent directors, and prohibitions on the Oncor Ring-Fenced Entities’ providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, including TXU Energy and Luminant, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or other obligations of any member of the Texas Holdings Group. Moreover, Oncor’s operations are conducted, and its cash flows managed, independently from the Texas Holdings Group.

Basis of Presentation

Oncor Holdings’ condensed consolidated financial statements have been prepared in accordance with US GAAP and on the same basis as the audited financial statements included in the 2008 Audited Financial Statements. All adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations and financial position have been included therein. All intercompany items and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules and regulations of the SEC. Because the condensed consolidated interim financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with the audited financial statements and related notes included in the 2008 Audited Financial Statements. The results of operations for an interim period may not give a true indication of results for a full year. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. Subsequent events have been evaluated through September 2, 2009, the date these condensed consolidated financial statements were issued.

Use of Estimates

Preparation of the financial statements requires estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments, other than those disclosed elsewhere herein, were made to previous estimates or assumptions during the current year.

Changes in Accounting Standards

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and requires noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. Effective January 1, 2009 on a retrospective basis, Oncor Holdings classified the noncontrolling interests created as a result of Oncor’s November 2008 sale of equity interests ($1.355 billion at December 31, 2008) as a separate component of membership interests in the balance sheet, and reported consolidated net income includes the net income attributable to noncontrolling interests.

In December 2008, the FASB issued FSP SFAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP amends SFAS 132(R) to provide enhanced disclosures regarding how investment allocation decisions are made and certain aspects of fair value measurements on plan assets. The disclosures required by this FSP are intended to provide transparency related to the types of assets and associated risks in an employer’s defined benefit pension or other postretirement employee benefits plan and events in the economy and markets that could have a significant effect on the value of plan assets. This FSP is effective for fiscal years ending after December 15, 2009. As the FSP provides only disclosure requirements, the adoption of this FSP will not have any effect on reported results of operations, financial condition or cash flows.

In April 2009, the FASB issued FSP SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” which requires the disclosure of summarized financial information about the fair value of financial instruments for interim reporting. This FSP is effective for interim reporting periods ending after June 15, 2009 and Oncor Holdings adopted it as of April 1, 2009. As the FSP provides only disclosure requirements, the adoption of this FSP did not have any effect on reported results of operations, financial condition or cash flows. The disclosures are provided in Note 4.

In May 2009, the FASB issued SFAS 165, “Subsequent Events,” which requires disclosure of the date through which Oncor Holdings has evaluated subsequent events related to the financial statements being issued and the basis for that date (either the date the financial statements were issued or the date they were available to be issued). SFAS 165 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this rule as of April 1, 2009 did not affect reported results of operations, financial condition or cash flows, and the required disclosure is provided above in “Basis of Presentation.”

In June 2009, the FASB issued SFAS 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles,” which establishes the FASB Accounting Standards Codification™ (Codification) as the source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also included in the Codification as sources of authoritative US GAAP for SEC registrants. SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this rule will not affect reported results of operations, financial condition or cash flows. Oncor Holdings will implement SFAS 168 in the third quarter 2009 by updating the previous FASB references to the Codification.

2.	REGULATORY ASSETS AND LIABILITIES

	June 30, 2009	December 31, 2008
Regulatory assets:
Generation-related regulatory assets securitized by transition bonds	$815	$865
Employee retirement costs	663	659
Self-insurance reserve (primarily storm recovery costs)	212	214
Nuclear decommissioning cost under-recovery	128	127
Securities reacquisition costs	93	97
Recoverable deferred income taxes—net	76	77
Employee severance costs	20	20
Other	17	12

Total regulatory assets	2,024	2,071

Regulatory liabilities:
Committed spending for demand-side management initiatives	90	96
Investment tax credit and protected excess deferred taxes	47	49
Deferred advanced metering system revenues	37	—
Over-collection of securitization (transition) bond revenues	26	28
Other regulatory liabilities	14	6

Total regulatory liabilities	214	179

Net regulatory asset	$1,810	$1,892

Regulatory assets that have been reviewed and approved by the PUCT and are not earning a return totaled $975 million and $1.021 billion at June 30, 2009 and December 31, 2008, respectively, including the generation-related regulatory assets securitized by transition bonds that have a remaining recovery period of approximately seven years. As part of purchase accounting, the carrying value of the generation-related regulatory assets was reduced by $213 million, and this amount is being accreted to other income over the approximate nine-year recovery period remaining as of the date of the Merger.

As of June 30, 2009, regulatory assets totaling $937 million have not been reviewed by the PUCT but are deemed by management to be probable of recovery. Recovery of employee retirement costs and self-insurance reserve costs, which represent the substantial majority of the amounts not reviewed by the PUCT, are specifically authorized by statute, subject to reasonableness review by the PUCT.

In September 2008, the PUCT approved a settlement for Oncor to recover its estimated future investment for advanced metering deployment. Oncor began billing the advanced metering surcharge in the January 2009 billing month cycle. The surcharge is expected to total $1.035 billion over the 11-year recovery period and includes a cost recovery factor of $2.21 per month per residential retail customer and $2.42 to $5.21 per month for non-residential retail customers. Oncor Holdings accounts for the difference between the surcharge billings for advanced metering facilities and the allowed revenues under the surcharge provisions, which are based on expenditures and an allowed return, as a regulatory asset or liability; such differences arise principally as a result of timing of expenditures. As indicated in the table above, the regulatory liability at June 30, 2009 totaled $37 million.

On August 13, 2009, the PUCT voted on Oncor’s rate review filed in June 2008. A final order was signed August 31, 2009. The PUCT’s findings included denial of recovery of $25 million of certain regulatory assets, which will result in a $16 million after-tax loss being recognized in the third quarter 2009.

See Note 8 for additional information regarding nuclear decommissioning cost recovery.

3.	BORROWINGS UNDER CREDIT FACILITIES

At June 30, 2009, Oncor had a $2.0 billion secured revolving credit facility, expiring October 10, 2013, to be used for its working capital and general corporate purposes, including issuances of commercial paper and letters of credit. Increases in the commitments under the facility may be requested in any amount up to $500 million, subject to the satisfaction of certain conditions. Amounts borrowed under the facility, once repaid, can be borrowed again from time to time. Borrowings are classified as short-term on the balance sheet.

At June 30, 2009, Oncor had outstanding borrowings under the credit facility totaling $542 million with an interest rate of 0.67% at the end of the period. At December 31, 2008, outstanding borrowings under the credit facility totaled $337 million with an interest rate of 1.98% at the end of the period. All outstanding borrowings at June 30, 2009 bear interest at LIBOR plus 0.350%, and a facility fee is payable (currently at a rate per annum equal to 0.125%) on the commitments under the facility, each based on Oncor’s current credit ratings. The interest rate and facility fee per annum declined in June 2009 from LIBOR plus 0.425% and 0.150%, respectively, due to a two notch upgrade in Oncor’s credit ratings by Moody’s.

Availability under the credit facility as of June 30, 2009 was $1.336 billion. This availability excludes $122 million of commitments from a subsidiary of Lehman Brothers Holding Inc. (such subsidiary, Lehman) that has filed for bankruptcy under Chapter 11 of the US Bankruptcy Code, but includes a $32 million portion of the Lehman commitment purchased in April 2009 by a third party. Availability under the credit facility as of December 31, 2008 was $1.508 billion, which excluded $155 million of commitments from Lehman. See Note 10 to the 2008 Audited Financial Statements for additional information.

4.	LONG-TERM DEBT

At June 30, 2009 and December 31, 2008, long-term debt consisted of the following:

	June 30, 2009	December 31, 2008
Oncor (a):
6.375% Fixed Senior Notes due May 1, 2012	$700	$700
5.950% Fixed Senior Notes due September 1, 2013	650	650
6.375% Fixed Senior Notes due January 15, 2015	500	500
6.800% Fixed Senior Notes due September 1, 2018	550	550
7.000% Fixed Debentures due September 1, 2022	800	800
7.000% Fixed Senior Notes due May 1, 2032	500	500
7.250% Fixed Senior Notes due January 15, 2033	350	350
7.500% Fixed Senior Notes due September 1, 2038	300	300
Unamortized discount	(16)	(16)

Total Oncor	4,334	4,334

Oncor Electric Delivery Transition Bond Company LLC (b):
4.030% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2010	31	54
4.950% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2013	130	130
5.420% Fixed Series 2003 Bonds due in semiannual installments through August 15, 2015	145	145
3.520% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2009	10	39
4.810% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2012	221	221
5.290% Fixed Series 2004 Bonds due in semiannual installments through May 15, 2016	290	290

Total Oncor Electric Delivery Transition Bond Company LLC	827	879
Unamortized fair value discount related to transition bonds (c)	(7)	(9)

Total consolidated (d)	5,154	5,204
Less amount due currently	(105)	(103)

Total long-term debt	$5,049	$5,101

(a)	Secured with first priority lien as discussed below.
(b)	The transition bonds are nonrecourse to Oncor and were issued to securitize a regulatory asset.
(c)	The transition bonds, which secured regulatory assets not earning a return, were fair valued as of October 10, 2007 as a result of purchase accounting.
(d)	According to its organizational documents, Oncor Holdings is prohibited from directly incurring indebtedness for borrowed money.

Debt Repayments in 2009

Repayments of long-term debt in 2009 totaled $52 million and represent transition bond principal payments at scheduled maturity dates.

Oncor Senior Secured Notes Issued in 2008

In September 2008, Oncor issued and sold senior secured notes with an aggregate principal amount of $1.5 billion consisting of $650 million aggregate principal amount of 5.95% senior secured notes maturing in September 2013, $550 million aggregate principal amount of 6.80% senior secured notes maturing in September 2018 and $300 million aggregate principal amount of 7.50% senior secured notes maturing in September 2038. The notes are initially secured by a first priority lien. The notes are secured equally and ratably with all of Oncor’s other secured indebtedness, including the credit facility. If the lien is terminated at Oncor’s option upon the termination of the current credit facility, the notes will cease to be secured obligations and will become senior unsecured general obligations. Oncor may redeem the notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. The notes also contain customary events of default. See Note 11 to the 2008 Audited Financial Statements for additional information.

Fair Value of Long-Term Debt

The estimated fair value of long-term debt (including current maturities) totaled $5.509 billion at June 30, 2009 and $4.990 billion at December 31, 2008, and the carrying amount totaled $5.154 billion and $5.204 billion, respectively. The fair value is estimated at the lesser of either the call price or the market value as determined by quoted market prices.

5.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Oncor Holdings is involved in various legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon its financial position, results of operations or cash flows.

Guarantees

Oncor has entered into contracts that contain guarantees to outside parties that could require performance or payment under certain conditions.

Oncor is the lessee under various operating leases that obligate it to guarantee the residual values of the leased assets. At June 30, 2009, both the aggregate maximum amount of residual values guaranteed and the estimated residual recoveries totaled approximately $11 million. These leased assets consist primarily of vehicles used in distribution activities. The average life of the residual value guarantees under the lease portfolio is approximately one year.

6.	MEMBERSHIP INTERESTS

Cash Distributions

During 2009, Oncor Holdings’ board of directors declared and Oncor Holdings paid the following cash distributions to Intermediate Holding:

Declaration Date	Payment Date	Amount Paid
May 19, 2009	May 20, 2009	$40
February 18, 2009	March 3, 2009	$18

While there are no direct restrictions on Oncor Holdings’ ability to distribute its net income that are currently material, substantially all of Oncor Holdings’ net income is derived from Oncor. The boards of directors of each of Oncor and Oncor Holdings, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet expected future requirements of Oncor and/or Oncor Holdings. For the period beginning October 11, 2007 and ending December 31, 2012, distributions paid by Oncor (other than distributions of the proceeds of any issuance of limited liability company units) are limited by the Limited Liability Company Agreement to an amount not to exceed Oncor’s net cumulative income determined in accordance with GAAP, as adjusted by applicable orders of the PUCT. Such adjustments include deducting the $72 million ($46 million after tax) one-time refund to customers in September 2008 and deducting funds spent as part of the $100 million commitment for additional demand-side management or other energy efficiency initiatives (see Note 4 to the 2008 Audited Financial Statements) of which $10 million ($6 million after tax) has been spent through June 30, 2009, neither of which impacts net income due to purchase accounting, and removing the effect of the $860 million goodwill impairment charge from fourth quarter 2008 net income available for distribution. The refund and goodwill impairment charge are described in the 2008 Audited Financial Statements. Distributions are further limited by Oncor’s required regulatory capital structure, as determined by the PUCT, to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. At June 30, 2009, no material amount of net income was restricted from being used to make distributions on membership interests.

Noncontrolling Interests

In November 2008, Oncor sold equity interests to Texas Transmission. Texas Transmission is an entity indirectly owned by a private investment group led by OMERS Administration Corporation, acting through its infrastructure investment entity, Borealis Infrastructure Management Inc., and the Government of Singapore Investment Corporation, acting through its private equity and infrastructure arm, GIC Special Investments Pte Ltd. The investor group is not affiliated with any member of the Sponsor Group, Texas Holdings or EFH Corp. Oncor also indirectly sold equity interests to certain members of its board of directors and its management team. Accordingly, after giving effect to all equity issuances, as of June 30, 2009, Oncor’s ownership was as follows: 80.03% held by Oncor Holdings, 0.22% held indirectly by Oncor’s management and board of directors and 19.75% held by Texas Transmission.

Membership Interests

The following table presents the changes to membership interests during the six months ended June 30, 2009:

	Capital Account	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Membership Interests
Balance at December 31, 2008	$5,448	$(2)	$1,355	$6,801
Net income	112	—	28	140
Distributions	(58)	—	—	(58)
Distributions to noncontrolling interests	—	—	(17)	(17)

Balance at June 30, 2009	$5,502	$(2)	$1,366	$6,866

7.	PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS (OPEB) COSTS

Subsidiaries of Oncor Holdings are participating employers in the EFH Retirement Plan, a defined benefit pension plan sponsored by EFH Corp., and also participate with EFH Corp. and certain other affiliated subsidiaries of EFH Corp. to offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. The net allocated pension and OPEB costs applicable to Oncor Holdings for the three and six months ended June 30, 2009 and 2008 are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Amounts recognized as expense	$4	$4	$9	$9
Amounts deferred principally as a regulatory asset or property	17	11	33	22

Net pension and OPEB costs	$21	$15	$42	$31

The discount rates reflected in net pension and OPEB costs in 2009 are 6.90% and 6.85%, respectively. The expected rates of return on pension and OPEB plan assets reflected in the 2009 cost amounts are 8.25% and 7.64%, respectively.

Subsidiaries of Oncor Holdings made contributions to EFH Corp.’s pension and OPEB plans of $17 million and $9 million, respectively, in the first half of 2009, and expect to make additional contributions of $40 million and $9 million, respectively, in the remainder of 2009.

8.	RELATED–PARTY TRANSACTIONS

The following represents Oncor Holdings’ significant related-party transactions:

•

Oncor records revenue from TCEH, principally for electricity delivery fees, which totaled $246 million and $242 million for the three months ended June 30, 2009 and 2008, respectively, and $474 million and $484 million for the six months ended June 30, 2009 and 2008, respectively.

•

Oncor records interest income from TCEH with respect to generation-related regulatory assets, which have been securitized through the issuance of transition bonds by Oncor’s bankruptcy-remote financing subsidiary. The interest income serves to offset interest expense on the transition bonds. This interest income totaled $11 million and $12 million for the three months ended June 30, 2009 and 2008, respectively, and $21 million and $23 million for the six months ended June 30, 2009 and 2008, respectively.

•

Incremental amounts payable related to income taxes as a result of delivery fee surcharges to customers related to transition bonds are reimbursed by TCEH. Oncor Holdings’ financial statements reflect a note receivable from TCEH to Oncor of $273 million ($36 million reported as current in trade accounts and other receivables from affiliates) at June 30, 2009 and $289 million ($35 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2008 related to these income taxes.

•

An EFH Corp. subsidiary charges Oncor for financial and certain other administrative services at cost. These costs, which are reported in operation and maintenance expenses, totaled $7 million and $6 million for the three months ended June 30, 2009 and 2008, respectively, and $13 million and $12 million for the six months ended June 30, 2009 and 2008, respectively.

•

Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility (reported on TCEH’s balance sheet) is funded by a delivery fee surcharge collected from REPs by Oncor and remitted to TCEH. These trust fund assets are established with the intent to be sufficient to fund the estimated decommissioning liability (also reported on TCEH’s balance sheet). Income and expenses associated with the trust fund and the decommissioning liability recorded by TCEH are offset by a net change in the Oncor and TCEH intercompany receivable/payable, which in turn results in a change in Oncor’s reported net regulatory asset/liability. The regulatory asset of $128 million and $127 million at June 30, 2009 and December 31, 2008, respectively, represents the excess of the net decommissioning liability over the trust fund balance.

•

Oncor has a 19.5% limited partnership interest, with carrying values of $4 million and $5 million at June 30, 2009 and December 31, 2008, respectively, in an EFH Corp. subsidiary holding principally software-related assets. Equity losses related to this interest are reported in other deductions and totaled $1 million for both the three months ended June 30, 2009 and 2008 and $1 million and $2 million for the six months ended June 30, 2009 and 2008, respectively. These losses primarily represent amortization of software assets held by the subsidiary.

•

EFH Corp. files a consolidated federal income tax return and allocates income tax liabilities to Oncor Holdings under a tax sharing agreement substantially as if Oncor Holdings was filing its own income tax returns. Oncor Holdings’ results are included in the consolidated Texas state margin tax return filed by EFH Corp. Oncor Holdings’ amounts receivable from EFH Corp. related to income taxes, primarily due to timing of payments, totaled $29 million and $22 million at June 30, 2009 and December 31, 2008, respectively. Income tax payments in the six months ended June 30, 2009 totaled $40 million to EFH Corp. and related payments of $6 million were made to noncontrolling interests.

•

Oncor held cash collateral of $15 million on both June 30, 2009 and December 31, 2008 provided by TCEH related to interconnection agreements for three generation units being developed by TCEH. The collateral is reported in the balance sheet in other current liabilities.

•

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate creditworthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s credit rating being below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, as of June 30, 2009 and December 31, 2008, TCEH had posted letters of credit in the amounts of $14 million and $13 million, respectively, for Oncor’s benefit.

•

At the closing of the Merger, Oncor entered into its current $2 billion revolving credit facility with a syndicate of financial institutions and other lenders. The syndicate includes affiliates of GS Capital Partners. Affiliates of GS Capital Partners (a member of the Sponsor Group) have from time to time engaged in commercial banking transactions with Oncor Holdings or its subsidiaries in the normal course of business.

•	Affiliates of the Sponsor Group have, and may, sell or acquire debt or debt securities issued by Oncor Holdings or its subsidiaries in open market transactions or through loan syndications.

See Notes 6 and 7 for information regarding distributions to Intermediate Holding and the allocation of EFH Corp.’s pension and OPEB costs to Oncor Holdings, respectively.

9.	SUPPLEMENTARY FINANCIAL INFORMATION

Other Income and Deductions

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Other income:
Accretion of adjustment (discount) of regulatory assets resulting from purchase accounting	$10	$11	$20	$22
Other deductions:
Costs related to 2006 cities rate settlement	$—	$7	$1	$13
Other	4	2	7	4

Total operating expenses	$4	$9	$8	$17

Major Customers

Distribution revenues from TCEH represented 38% of total operating revenues for both the three months ended June 30, 2009 and 2008, and 37% and 39% for the six months ended June 30, 2009 and 2008, respectively. Revenues from subsidiaries of one nonaffiliated REP collectively represented 15% of total operating revenues for both the three months ended June 30, 2009 and 2008, and 15% and 16% for the six months ended June 30, 2009 and 2008, respectively. No other customer represented 10% or more of total operating revenues.

Interest Expense and Related Charges

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Interest	$85	$72	$169	$148
Amortization of fair value debt discounts resulting from purchase accounting	1	1	2	2
Amortization of debt issuance costs and discounts	2	1	3	2
Allowance for funds used during construction—capitalized interest portion	(1)	(1)	(3)	(3)

Total interest expense and related charges	$87	$73	$171	$149

Restricted Cash

All restricted cash amounts reported on the balance sheet relate to the securitization (transition) bonds.

Trade Accounts Receivable

	June 30, 2009	December 31, 2008
Gross trade accounts receivable	$419	$359
Trade accounts receivable from TCEH	(165)	(135)
Allowance for uncollectible accounts	(2)	(7)

Trade accounts receivable from nonaffiliates—net	$252	$217

Gross trade accounts receivable at June 30, 2009 and December 31, 2008 included unbilled revenues of $139 million and $140 million, respectively.

In April 2009, the PUCT finalized a new rule relating to the Certification of Retail Electric Providers. Under the new rule, write-offs of uncollectible amounts owed by nonaffiliated REPs are deferred as a regulatory asset. Accordingly, Oncor Holdings recognized a $3 million one-time reversal of bad debt expense in the three months ended June 30, 2009 representing bad debt reserves previously recognized for nonaffiliated REP accounts receivable.

Investments

	June 30, 2009	December 31, 2008
Assets related to employee benefit plans, including employee savings programs, net of distributions	$57	$65
Investments in unconsolidated affiliates	4	5
Land	2	2

Total investments	$63	$72

Property, Plant and Equipment

At June 30, 2009 and December 31, 2008, property, plant and equipment of $8.9 billion and $8.6 billion, respectively, is stated net of accumulated depreciation and amortization of $4.2 billion in both periods.

Intangible Assets

Intangible assets other than goodwill reported in the balance sheet are comprised of the following:

	As of June 30, 2009			As of December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Intangible assets subject to amortization included in property, plant and equipment:
Land easements	$184	$70	$114	$184	$69	$115
Capitalized software	197	91	106	145	80	65

Total	$381	$161	$220	$329	$149	$180

Aggregate amortization expense for intangible assets totaled $5 million and $5 million for the three months ended June 30, 2009 and 2008, respectively, and $12 million and $9 million for the six months ended June 30, 2009 and 2008, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years from December 31, 2008 is as follows:

Year	Amortization Expense
2009	$25
2010	19
2011	17
2012	14
2013	7

At June 30, 2009 and December 31, 2008, goodwill of $4.1 billion was reported on the balance sheet. None of this goodwill balance is being deducted for tax purposes. This balance is net of the $860 million goodwill impairment charge recorded in the fourth quarter of 2008 (see Note 3 to the 2008 Audited Financial Statements), which is the only goodwill impairment recorded since the Merger.

Exit Liabilities

As part of purchase accounting, Oncor accrued $16 million in costs expected to be incurred related to the termination and transition of outsourcing arrangements. Oncor incurred $1 million of the exit liabilities in the six months ended June 30, 2009, and the remaining accrual is expected to be settled no later than June 30, 2010, the targeted date of completion of transition of outsourced activities.

Other Noncurrent Liabilities and Deferred Credits

The balance of other noncurrent liabilities and deferred credits consists of the following:

	June 30,	December 31,
	2009	2008
Retirement plan and other employee benefits	$1,131	$1,115
Liabilities related to subsidiary tax sharing agreement	309	299
Uncertain tax positions (including accrued interest)	150	144
Nuclear decommissioning cost under-recovery (a)	128	127
Other	31	35

Total other noncurrent liabilities and deferred credits	$1,749	$1,720

(a)	Represents intercompany payable to TCEH offset in Oncor’s net reported regulatory asset/liability. See Note 8.

Liabilities Related to Subsidiary Tax Sharing Agreement—Amount represents the noncontrolling interests’ portion of the previously recorded net deferred tax liabilities of Oncor. Upon the sale of noncontrolling interests in Oncor (see Note 6), Oncor became a partnership for US federal income tax purposes, and the temporary differences which gave rise to the deferred taxes will, over time, become taxable to the minority interests. Under a tax sharing agreement among Oncor and its equity holders, Oncor reimburses its equity holders for federal income taxes as the partnership earnings become taxable to such holders. Accordingly, as the temporary differences become taxable, the equity holders will be reimbursed by Oncor. In the unlikely event such amounts are not reimbursed under the tax sharing agreement, it is probable they would be refunded to rate payers. The net changes in the liability for the six months ended June 30, 2009 totaling $10 million reflected changes in temporary differences.

Supplemental Cash Flow Information

	Six Months Ended June 30,
	2009	2008
Cash payments:
Interest paid	$168	$150
Capitalized interest	(3)	(3)

Interest (net of amounts capitalized)	165	147
Income taxes	46	53
Noncash investing and financing activities:
Noncash construction expenditures (a)	51	31

(a)	Represents end-of-period accruals.

ANNEX A—DEFINITIONS

The following are definitions of certain terms contained in Annexes B, C and D of this Prospectus.

“1999 Restructuring Legislation.” Texas Electric Choice Plan, the legislation that restructured the electric utility industry in Texas to provide for retail competition.

“CO2.” Carbon dioxide.

“DOE.” US Department of Energy.

“EBITDA.” Refers to earnings (net income) before interest expense, income taxes, depreciation and amortization.

“EFCH.” Energy Future Competitive Holdings Company, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of TCEH, and/or its consolidated subsidiaries, depending on context.

“EFH Corp.” Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include Oncor and TCEH.

“EFH Corp. Cash-Pay Notes.” EFH Corp.’s 10.875% Senior Notes due November 1, 2017.

“EFH Corp. Notes.” Refers collectively to the EFH Corp. Cash-Pay Notes and the EFH Corp. Toggle Notes.

“EFH Corp. Toggle Notes.” EFH Corp.’s 11.25%/12.00% Senior Toggle Notes due November 1, 2017.

“EFIH.” Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

“EPA.” US Environmental Protection Agency.

“EPC.” Engineering, procurement and construction.

“ERCOT.” Electric Reliability Council of Texas, the independent system operator and the regional coordinator of the various electricity systems within Texas.

“ERISA.” Employee Retirement Income Security Act of 1974, as amended.

“FASB.” Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting.

“FERC.” US Federal Energy Regulatory Commission.

“FIN 48.” FIN No. 48 (As Amended), “Accounting for Uncertainty in Income Taxes.”

“Fitch.” Fitch Ratings, Ltd. (a credit rating agency).

“GAAP.” Generally accepted accounting principles.

“GWh.” Gigawatt-hours.

“Investment LLC.” Refers to Oncor Management Investment LLC, a Delaware limited liability company and minority interest owner of Oncor, whose managing member is Oncor and whose Class B Interests are owned by officers, directors and key employees of Oncor.

“IRS.” Internal Revenue Service.

“kV.” Kilovolts.

“kWh.” Kilowatt-hours.

“LIBOR.” London Interbank Offered Rate. An interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

“Luminant.” Subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

“Luminant Construction.” Refers to the operations of TCEH established for the purpose of developing and constructing new generation facilities.

“Luminant Energy.” Luminant Energy Company LLC, an indirect, wholly-owned subsidiary of TCEH that engages in certain wholesale markets activities.

“Luminant Power.” Refers to subsidiaries of TCEH engaged in electricity generation activities.

“Merger.” The transaction referred to in the Merger Agreement (defined immediately below) that was completed on October 10, 2007.

“Merger Agreement.” Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

“MMBtu.” Million British thermal units.

“Moody’s.” Moody’s Investors Services, Inc. (a credit rating agency).

“MW.” Megawatts.

“NERC.” North American Electric Reliability Corporation.

“NRC.” US Nuclear Regulatory Commission.

“NOx.” Nitrogen oxide.

“Oncor.” Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings, and/or its wholly-owned consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context.

“Oncor Holdings.” Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of EFIH and the direct majority owner of Oncor.

“OPEB.” Other postretirement employee benefits.

“PUCT.” Public Utility Commission of Texas.

“PURA.” Texas Public Utility Regulatory Act.

“REP.” Retail electric provider.

“RRC.” Railroad Commission of Texas, which has oversight of lignite mining activity.

“S&P.” Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies Inc. (a credit rating agency).

“SEC.” US Securities and Exchange Commission.

“Securities Act.” Securities Act of 1933, as amended.

“SFAS.” Statement of Financial Accounting Standards issued by the FASB.

“SFAS 87.” SFAS No. 87, “Employers’ Accounting for Pensions.”

“SFAS 106.” SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.”

“SFAS 109.” SFAS No. 109, “Accounting for Income Taxes.”

“SFAS 123(R).” SFAS No. 123 (revised 2004), “Share-Based Payment.”

“SFAS 133.” SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended and interpreted.

“SFAS 140.” SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125.”

“SFAS 142.” SFAS No. 142, “Goodwill and Other Intangible Assets.”

“SFAS 144.” SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

“SFAS 146.” SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

“SFAS 157.” SFAS No. 157, “Fair Value Measurements.”

“SFAS 160.” SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.”

“SG&A.” Selling, general and administrative.

“Sponsor Group.” Refers collectively to the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., an affiliate of KKR Capital Markets LLC, a dealer manager in the exchange offers and a solicitation agent in the consent solicitations, TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co., a dealer manager in the exchange offers and a solicitation agent in the consent solicitations (See Texas Holdings below).

“TCEH.” Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFCH and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context.

“TCEH Senior Secured Facilities.” Refers collectively to the TCEH Initial Term Loan Facility, TCEH Delayed Draw Term Loan Facility, TCEH Revolving Credit Facility, TCEH Letter of Credit Facility and TCEH Commodity Collateral Posting Facility. See Note 15 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008.

“TCEH Notes.” Refers collectively to the TCEH Cash-Pay Notes and the TCEH Toggle Notes.

“TCEH Cash-Pay Notes.” Refers collectively to TCEH’s 10.25% Senior Notes due November 1, 2015 and 10.25% Senior Notes, Series B, due November 1, 2015.

“TCEH Toggle Notes.” TCEH’s 10.50%/11.25% Senior Toggle Notes due November 1, 2016.

“TCEQ.” Texas Commission on Environmental Quality.

“Texas Holdings.” Texas Energy Future Holdings Limited Partnership, a Delaware limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.

“Texas Holdings Group.” Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

“Texas Transmission.” Texas Transmission Investment LLC, a Delaware limited liability company that purchased a 19.75% equity interest in Oncor in November 2008. It is not affiliated with EFH Corp., any of EFH Corp.’s subsidiaries or any member of the Sponsor Group.

“TXU Energy.” TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

“US.” United States of America.

ANNEX B—INFORMATION RELATING TO EFH CORP.

Capitalized terms used in this Annex B and not

otherwise defined herein have the meanings ascribed to them in Annex A to this Prospectus

BUSINESS

EFH Corp. Business and Strategy

EFH Corp. is a Dallas-based energy company that manages a portfolio of competitive and regulated energy businesses in Texas. EFH Corp. is a holding company conducting its operations principally through its subsidiaries, TCEH and Oncor. TCEH is wholly-owned, and EFH Corp. holds an approximately 80% interest in Oncor. Unless the context otherwise requires or as otherwise indicated, references in this Annex B to “EFH Corp.,” “we,” “our” and “us” refer to Energy Future Holdings Corp. and its consolidated subsidiaries.

TCEH is a holding company for businesses engaged in competitive electricity market activities largely in Texas including electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales.

As of June 30, 2009, TCEH owned or leased 16,139 MW of generation capacity in Texas. TCEH’s generation capacity consists of lignite/coal, nuclear and natural gas-fueled generation facilities. In addition, TCEH is the largest purchaser of wind-generated electricity in Texas and the fifth largest in the US. TCEH is currently constructing three lignite/coal-fueled generation units in Texas with expected generation capacity totaling approximately 2,200 MW. Permits have been obtained for construction of the three units. The expected commercial operation dates of the units are as follows: Sandow in Fall 2009 and Oak Grove’s two units in late 2009 and mid 2010, respectively. TCEH provides competitive electricity and related services to more than 2.2 million retail electricity customers in Texas.

Oncor is engaged in regulated electricity transmission and distribution operations in Texas that are primarily regulated by the PUCT. Oncor provides both distribution services to retail electric providers that sell electricity to consumers and transmission services to other electricity distribution companies, cooperatives and municipalities. Oncor operates the largest transmission and distribution system in Texas, delivering electricity to approximately three million homes and businesses and operating more than 117,000 miles of transmission and distribution lines. A significant portion of Oncor’s revenues represent fees for delivery services provided to TCEH. Distribution revenues from TCEH represented 39% and 37% of Oncor’s total revenues for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively.

EFH Corp. and Oncor have implemented certain structural and operational “ring-fencing” measures based on commitments made by Texas Holdings and Oncor to the PUCT that are intended to further separate Oncor from Texas Holdings and its other subsidiaries. These measures also serve to mitigate Oncor’s credit exposure to those entities and to reduce the risk that the assets and liabilities of Oncor would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities. See “The Transactions—Ring-Fencing” included elsewhere in this Prospectus for a description of the material features of these “ring-fencing” measures, including Oncor’s sale of additional equity interests that resulted in 19.75% of its outstanding equity interests being held by Texas Transmission, an unaffiliated investor.

At June 30, 2009, EFH Corp. had approximately 8,700 full-time employees, including approximately 2,700 employees under collective bargaining agreements.

EFH Corp.’s Market

EFH Corp. operates primarily within the ERCOT market. This market represents approximately 85% of electricity consumption in Texas. ERCOT is the regional reliability coordinating organization for member electricity systems in Texas and the system operator of the interconnected transmission grid for those systems.

ERCOT’s membership consists of more than 300 corporate and associate members, including electric cooperatives, municipal power agencies, independent generators, independent power marketers, investor-owned utilities, independent REPs and consumers.

The ERCOT market is currently divided into four regions or congestion management zones, namely: North, Houston, South and West, which reflect transmission constraints that are commercially significant and which have limits as to the amount of electricity that can flow across zones. These constraints and zonal differences can result in differences between wholesale power prices among zones. Of TCEH’s baseload generation units, 12 (including the two Oak Grove units under construction) are located in the North zone, and two (including the one Sandow unit under construction) are located in the South zone.

The ERCOT market operates under reliability standards set by the NERC. The PUCT has primary jurisdiction over the ERCOT market to ensure adequacy and reliability of power supply across Texas’s main interconnected transmission grid. The ERCOT independent system operator is responsible for maintaining reliable operations of the bulk electricity supply system in the market. Its responsibilities include ensuring that electricity production and delivery are accurately accounted for among the generation resources and wholesale buyers and sellers. Unlike certain other regional power markets, the ERCOT market is not a centrally dispatched power pool, and the ERCOT independent system operator does not procure energy on behalf of its members, except to the extent that it acquires ancillary services as agent for market participants. Members who sell and purchase power are responsible for contracting sales and purchases of power with other members through bilateral transactions. The ERCOT independent system operator also serves as agent for procuring ancillary services for those members who elect not to provide their own ancillary services.

Oncor, along with other owners of transmission and distribution facilities in Texas, assists the ERCOT independent system operator in its operations. Oncor has planning, design, construction, operation and maintenance responsibility for the portion of the transmission grid and for the load-serving substations it owns, primarily within its certificated distribution service area. Oncor participates with the ERCOT independent system operator and other ERCOT utilities to plan, design, obtain regulatory approval for and construct new transmission lines necessary to meet reliability needs, increase bulk power transfer capability to remove existing constraints and interconnect generation on the ERCOT transmission grid.

The following data is derived from information published by ERCOT:

In 2008, hourly demand peaked at 62,174 MW as compared to the record hourly peak demand of 62,339 MW in 2006. The ERCOT market has limited interconnections to other markets in the US, which currently limits potential imports into and exports out of the ERCOT market to 1,106 MW of generation capacity (or approximately 2% of peak demand). In addition, wholesale transactions within the ERCOT market are generally not subject to regulation by the FERC.

From 1999 through 2008, over 36,000 MW of mostly natural gas-fueled and wind generation capacity has been developed in the ERCOT market. Net generation capacity in the ERCOT market for 2008 totaled 72,820 MW, excluding mothballed (idled) capacity; approximately 65% of this capacity was natural gas-fueled generation and approximately 27% of this capacity consisted of lignite/coal and nuclear-fueled baseload generation. ERCOT currently has a target reserve margin level of 12.5%; the reserve margin is projected by ERCOT to be 16.8% in 2009, 20.1% in 2010, and drop to 13.9% by 2014. Reserve margin is the difference between system generation capability and anticipated peak load.

Natural gas-fueled generation is the predominant electricity capacity resource in the ERCOT market and accounted for approximately 43% of the electricity produced in the ERCOT market in 2008. Because of the significant natural gas-fueled capacity and the ability of such plants to more readily increase or decrease production when compared to baseload generation, marginal demand for electricity is usually met by natural gas-fueled plants. As a result, wholesale electricity prices in ERCOT are highly correlated with natural gas prices.

EFH Corp.’s Strategies

Each of EFH Corp.’s businesses focuses its operations on key drivers for that business, as described below:

•

TCEH focuses on optimizing its existing generation fleet to provide safe, reliable and cost-competitive electricity, developing and constructing additional environmentally considerate generation capacity to help meet the growing demand for electricity in Texas and providing high quality service and innovative energy products to retail customers.

•

Oncor focuses on delivering electricity in a safe and reliable manner, minimizing service interruptions and investing in its transmission and distribution infrastructure to serve its growing customer base.

Other elements of EFH Corp.’s strategy include:

•

Increase value from existing businesses. EFH Corp.’s strategy focuses on striving for top quartile or better performance across its operations in terms of safety, reliability, cost and customer service. In establishing tactical objectives, EFH Corp. incorporates the following core operating principles:

•	Safety: Placing the safety of communities, customers and employees first;

•	Environmental Stewardship: Continuing to make strategic and operational improvements that lead to cleaner air, land and water;

•	Community Focus: Being an integral part of the communities in which EFH Corp. lives, works and serves;

•

Operational Excellence: Incorporating continuous improvement and financial discipline in all aspects of the business to achieve top-tier results that maximize the value of the company for stakeholders, including operating world-class facilities that produce and deliver safe and dependable electricity at affordable prices; and

•	Performance-Driven Culture: Fostering a strong values- and performance-based culture designed to attract, develop and retain best-in-class talent.

An example of how EFH Corp. applies these principles is an ongoing program to drive productivity improvements in generation operations through application of lean operating techniques and deployment of a high-performance industrial culture.

•

Pursue growth opportunities across business lines. EFH Corp.’s scale in its operating businesses allows it to take part in large capital investments, such as new generation projects and investments in the transmission and distribution system, with a smaller fraction of overall capital at risk and with an enhanced ability to streamline costs. EFH Corp. expects to also explore smaller-scale growth initiatives that are not expected to be material to its performance over the near term but can enhance its growth profile over time. Specific growth initiatives include:

•

Construct three new lignite-fueled generation facilities with onsite lignite fuel supplies. Pursue new generation opportunities to help meet ERCOT’s growing electricity needs over the longer term from a diverse range of alternatives such as nuclear, renewable energy, wind and advanced coal technologies.

•

Profitably increase the number of retail customers served throughout the competitive ERCOT market areas by delivering superior value through high quality customer service and innovative energy products, including pioneering energy efficiency initiatives and service offerings.

•

Invest in transmission and distribution technology upgrades, including advanced metering systems and energy efficiency initiatives, and construct new transmission and distribution facilities to meet the needs of the growing Texas market. These growth initiatives benefit from regulatory capital recovery mechanisms known as “capital trackers” that enable adequate and timely recovery of transmission and advanced metering investments through regulated rates.

•

Reduce the volatility of cash flows through a commodity risk management strategy. The strong historical correlation between natural gas prices and wholesale electricity prices in the ERCOT market provides EFH Corp. an opportunity to manage its exposure to variability of wholesale electricity prices. EFH Corp. has established a long-term hedging program designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas. Under the program, subsidiaries of EFH Corp. have entered into market transactions involving natural gas-related financial instruments, and as of June 30, 2009, have effectively sold forward approximately 1.8 billion MMBtu of natural gas (equivalent to the natural gas exposure of approximately 230,000 GWh at an assumed 8.0 market heat rate) over the next five years at weighted average annual hedge prices ranging from $7.19 per MMBtu to $7.99 per MMBtu. These transactions, as well as forward power sales, have effectively hedged an estimated 68% of the natural gas price exposure related to EFH Corp.’s expected generation output for the period beginning July 1, 2009 and ending December 31, 2014 (on an average basis for such period and assuming an 8.0 market heat rate). The hedges were entered into with the continuing expectation that wholesale electricity prices in ERCOT will be highly correlated with natural gas prices, which are expected to be the marginal fuel for the purpose of setting electricity prices approximately 75% to 90% of the time. If the correlation changes in the future, the cash flows targeted under the long-term hedging program may not be achieved. As of June 30, 2009, more than 95% of the long-term hedging program transactions were directly or indirectly secured by a first-lien interest in TCEH’s assets, thereby reducing the cash and letter of credit collateral requirements for the hedging program.

•

Pursue new environmental initiatives. EFH Corp. is committed to continue to operate in compliance with all environmental laws, rules and regulations and to reduce its impact on the environment. EFH Corp.’s Sustainable Energy Advisory Board advises in the pursuit of technology development opportunities that reduce EFH Corp.’s impact on the environment while balancing the need to help address the energy requirements of Texas. The Sustainable Energy Advisory Board is comprised of individuals who represent the following interests, among others: the environment, labor unions, customers, economic development in Texas and technology/reliability standards. In addition, EFH Corp. is focused on and is pursuing opportunities to reduce emissions from its existing and new lignite/coal-fueled generation units in the ERCOT market. EFH Corp. has voluntarily committed to reduce emissions of mercury, NOx and SO2 at its existing units, so that the total of those emissions from both existing and new lignite/coal-fueled units is 20% below 2005 levels. EFH Corp. expects to make these reductions through a combination of investment in new emission control equipment, new coal cleaning technologies and optimizing fuel blends. In addition, EFH Corp. expects to invest $400 million over a five-year period that began in 2008 in programs designed to encourage customer electricity demand efficiencies, representing $200 million more than amounts planned to be invested by Oncor to meet regulatory requirements. EFH Corp. invested $64 million in these programs in 2008.

Seasonality

A significant portion of EFH Corp.’s revenues is derived from the amount of electricity it sells or distributes. As a result, the revenues and results of operations of EFH Corp. are subject to seasonality, weather conditions and other changes in electricity usage, with revenues being higher during the warmer months.

Operating Segments

EFH Corp. has aligned and reports its business activities as two operating segments: the Competitive Electric segment (primarily represented by TCEH) and the Regulated Delivery segment (primarily represented by Oncor). See Note 27 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 and Note 12 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009, each included elsewhere in this Prospectus for additional financial information for the segments.

Competitive Electric Segment

Commodity risk management and allocation of financial resources is performed at the Competitive Electric segment (TCEH) level. However, for purposes of operational accountability and performance management, the segment has been divided into Luminant (i.e., Luminant Power, Luminant Energy and Luminant Construction) and TXU Energy. The operations of Luminant Power, Luminant Energy and TXU Energy are conducted through separate legal entities.

Luminant Power—Luminant Power’s existing electricity generation fleet consists of 16 plants in Texas with total installed nameplate generating capacity as of June 30, 2009 as shown in the table below:

Fuel Type	Installed Nameplate Capacity (MW)	Number of Plants	Number of Units (a)
Nuclear	2,300	1	2
Lignite/coal	5,837	4	9
Natural gas (b)(c)	8,002	11	35

Total	16,139	16	46

(a)	Leased units consist of six natural gas-fueled units totaling 390 MW of capacity. All other units are owned.
(b)	Includes 818 MW representing four units mothballed and not currently available for dispatch. See “—Natural Gas-Fueled Generation Assets” below.
(c)	Includes 1,000 MW representing 11 units currently operated for unaffiliated third-parties.

The generation plants are located primarily on land owned in fee. Nuclear and lignite/coal-fueled (baseload) plants are generally scheduled to run at capacity except for periods of scheduled maintenance activities or, in the case of lignite/coal units, backdown due to periods of low demand. The natural gas-fueled generation units supplement the baseload generation capacity in meeting consumption in peak demand periods as production from a certain number of these units can more readily be ramped up or down as demand warrants.

Nuclear Generation Assets—Luminant Power operates two nuclear generation units at the Comanche Peak plant, each of which is designed for a capacity of 1,150 MW. Comanche Peak’s Unit 1 and Unit 2 went into commercial operation in 1990 and 1993, respectively, and are generally operated at full capacity to meet the load requirements in ERCOT. Refueling (nuclear fuel assembly replacement) outages for each unit are scheduled to occur every eighteen months during the spring or fall off-peak demand periods. Every three years, the refueling cycle results in the refueling of both units during the same year, which last occurred in 2008. While one unit is undergoing a refueling outage, the remaining unit is intended to operate at full capacity. During a refueling outage, other maintenance, modification and testing activities are completed that cannot be accomplished when the unit is in operation. Over the last three years, excluding the 55-day outage in 2007 to refuel and replace the steam generators and reactor vessel head in Unit 1, the refueling outage period per unit has ranged from a high of 21 days in 2008 to a low of 18 days in 2006. The Comanche Peak plant operated at a capacity factor of 98.8% in 2006, which represents top decile performance when compared to all US nuclear generation facilities, 93.5% in 2007, reflecting the planned extended refueling outage to replace the steam generator and reactor vessel head in Unit 1 and 95.2% in 2008, reflecting refueling of both units.

Luminant Power has contracts in place for all of its nuclear fuel conversion services through 2011 and 86% of its requirements through 2015. In addition, Luminant Power has contracts for the acquisition of 100% of its uranium requirements for 2009, and for 100% of its nuclear fuel enrichment services through 2009, as well as all of its nuclear fuel fabrication services through 2018.

Contracts for the acquisition of additional raw uranium and nuclear fuel enrichment services through 2024 and 2029, respectively, are being negotiated. Luminant Power does not anticipate any significant difficulties in acquiring raw uranium and contracting for associated conversion services and enrichment services in the foreseeable future.

Luminant Power believes its on-site used nuclear fuel storage capability is sufficient for a minimum of five years. The nuclear industry is continuing to review ways to enhance security of used-fuel storage with the NRC to fully utilize physical storage capacity. Accordingly, Luminant Power is actively reviewing alternatives for used-fuel storage, including evaluation of industry techniques such as dry cask storage.

The Comanche Peak nuclear generation units have an estimated useful life of 60 years from the date of commercial operation. Therefore, assuming that Luminant Power receives 20-year license extensions, similar to what has been granted by the NRC to several other commercial generation reactors over the past several years, plant decommissioning activities would be scheduled to begin in 2050 for Comanche Peak Unit 1 and 2053 for Unit 2 and common facilities. Decommissioning costs will be paid from a decommissioning trust that, pursuant to state law, is funded from Oncor’s customers through an ongoing delivery surcharge. (See Note 20 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 and Note 13 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009, each included elsewhere in this Prospectus for discussion of the decommissioning trust fund.)

Nuclear insurance provisions are discussed in Note 16 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Nuclear Generation Development—In September 2008, TCEH filed a combined operating license application with the NRC for two new nuclear generation units, each with approximately 1,700 MW (gross) capacity, at its existing Comanche Peak nuclear generation site. In connection with the filing of the application, in January 2009, TCEH and Mitsubishi Heavy Industries Ltd. (MHI) formed a joint venture to further the development of the two new nuclear generation units using MHI’s US–Advanced Pressurized Water Reactor technology. A subsidiary of TCEH owns an 88% interest in the joint venture, and a subsidiary of MHI owns a 12% interest.

In March 2009, the NRC announced an official review schedule for the license application. Based on the schedule, the NRC expects to complete its review by December 2011, and it is expected that a license would be issued approximately one year later.

While TCEH was not one of the initial four applicants selected to receive DOE loan guarantees, it continues to update its DOE loan guarantee application for financing the proposed units.

Lignite/Coal-Fueled Generation Assets—Luminant Power’s existing lignite/coal-fueled generation fleet capacity totals 5,837 MW and consists of the Big Brown (2 units), Monticello (3 units), Martin Lake (3 units) and Sandow (1 unit) plants. These plants are generally operated at full capacity to help meet the load requirements in ERCOT. Maintenance outages are scheduled during off-peak demand periods. Over the last three years, the total annual scheduled and unscheduled outages per unit averaged 32 days. Luminant Power’s lignite/coal-fueled generation fleet operated at a capacity factor of 89.1% in 2006, 90.9% in 2007 and 87.6% in 2008, which represents top quartile performance of US coal-fueled generation facilities. The 2008 performance reflects extended unplanned outages at several units.

Approximately 57% of the fuel used at Luminant Power’s lignite/coal-fueled generation plants in 2008 was supplied from lignite reserves owned in fee or leased surface-minable deposits dedicated to the Big Brown, Monticello and Martin Lake plants, which were constructed adjacent to the reserves. Luminant Power owns in fee or has under lease an estimated 942 million tons of lignite reserves dedicated to its generation plants, including the Oak Grove generation facilities being constructed and 246 million tons associated with an undivided interest in the lignite mine that provides fuel for the Sandow plant. Luminant Power also owns in fee or has under lease in excess of 85 million tons of reserves not currently dedicated to specific generation plants. In 2008, approximately 23 million tons of lignite were recovered to fuel Luminant Power’s plants. Luminant Power utilizes owned and/or leased equipment to remove the overburden and recover the lignite.

Lignite mining operations include extensive reclamation activities that return the land to productive uses such as wildlife habitats, commercial timberland and pasture land. In 2008, Luminant Power reclaimed 1,605 acres of land. In addition, EFH Corp. planted more than 1.4 million trees in 2008, the majority of which were part of the reclamation effort.

Luminant Power supplements its lignite fuel at Big Brown, Monticello and Martin Lake with western coal from the Powder River Basin in Wyoming. The coal is purchased from multiple suppliers under contracts of various lengths and is transported from the Powder River Basin to Luminant Power’s generation plants by railcar. Based on its current usage, Luminant Power believes that it has sufficient lignite reserves for the foreseeable future and has contracted 98% of its western coal resources and all of the related transportation through 2009, with discussions and negotiations underway related to contracts for 2010 and beyond.

Natural Gas-Fueled Generation Assets—Luminant Power’s fleet of 35 natural gas-fueled generation units consists of 6,184 MW of currently available capacity, 1,000 MW of capacity being operated for unaffiliated third parties, pursuant to the direction of the unaffiliated third parties, and 818 MW of capacity currently mothballed (idled). The natural gas-fueled units predominantly serve as peaking units that can be ramped up or down as demand warrants.

In February 2009, we notified ERCOT of plans to retire 11 of our natural gas-fueled units, totaling 2,229 MW of capacity (2,341 MW installed nameplate capacity), in May 2009, and mothball (idle) an additional four units, totaling 1,596 MW of capacity (1,675 MW of installed nameplate capacity), in September 2009. In May 2009, we entered into a reliability-must-run (RMR) agreement for the remainder of 2009 with ERCOT for the operation of one unit with 115 MW of capacity (115 MW of installed nameplate capacity) originally planned to be retired. We are also negotiating an RMR agreement with ERCOT for one of the units planned to be mothballed with 515 MW of capacity (540 MW of installed nameplate capacity); if executed, the RMR agreement is expected to begin in September or October 2009. The other units were retired in May 2009 or mothballed in September 2009 as originally planned.

Luminant Energy—The Luminant Energy wholesale operations play a pivotal role in TCEH’s business portfolio by optimally dispatching the generation fleet, sourcing TXU Energy’s and other customers’ electricity requirements and managing commodity price risk.

TCEH manages commodity price exposure across the complementary Luminant generation and TXU Energy retail businesses on a portfolio basis. Under this approach, Luminant Energy manages the risks of imbalances between generation supply and sales load, which primarily represent exposures to natural gas price movements and market heat rate changes (variations in the relationships between natural gas prices and wholesale electricity prices), through wholesale markets activities that include physical purchases and sales and transacting in financial instruments.

Luminant Energy manages this commodity price and heat rate exposure through asset management and hedging activities. Luminant Energy provides TXU Energy and other wholesale customers with electricity and related services to meet their retail customers’ demands and the operating requirements of ERCOT. Luminant Energy also sells forward generation and seeks to maximize the economic value of the generation fleet. In consideration of operational production and customer consumption levels that can be highly variable, as well as opportunities for long-term purchases and sales with large wholesale market participants, Luminant Energy buys and sells electricity in short-term transactions and executes longer-term forward electricity purchase and sales agreements. Luminant Energy is the largest purchaser of wind-generated electricity in Texas and the fifth largest in the US with more than 900 MW of existing wind power under contract.

In its hedging activities, Luminant Energy enters into contracts for the physical delivery of electricity and natural gas, exchange traded and “over-the-counter” financial contracts and bilateral contracts with producers, generators and end-use customers. A major part of these hedging activities is a long-term hedging program, described above under “—EFH Corp.’s Strategies” designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas, principally utilizing natural gas-related financial instruments.

Luminant Energy also dispatches Luminant Power’s available natural gas-fueled generation capacity. Luminant Energy’s dispatching activities are performed through a centrally managed real-time operational staff that synthesizes operational activities across the fleet and interfaces with various wholesale market channels. Luminant Energy coordinates the overall commercial strategy for these plants working closely with Luminant Power. In addition, Luminant Energy manages the natural gas and fuel-oil procurement requirements for Luminant Power’s natural gas-fueled generation fleet.

Luminant Energy engages in commercial operations such as physical purchases, storage and sales of natural gas, electricity and natural gas trading and third-party energy management. Luminant Energy’s natural gas operations include direct purchases from natural gas producers, transportation agreements, storage leases and commercial retail sales. Luminant Energy currently manages approximately 15 billion cubic feet of natural gas storage capacity.

Luminant Energy manages exposure to wholesale commodity and credit related risk within established transactional risk management policies, limits and controls. These policies, limits and controls have been structured so that they are practical in application and consistent with stated business objectives. Risk management processes include capturing transactions, performing and validating valuations and reporting exposures on a daily basis using risk management information systems designed to support a large transactional portfolio. A risk management forum meets regularly to ensure that business practices comply with approved transactional limits, commodities, instruments, exchanges and markets. Transactional risks are monitored and limits are enforced to comply with the established risk policy. Luminant Energy has a disciplinary program to address any violations of the risk management policies and periodically reviews these policies to ensure they are responsive to changing market and business conditions.

Luminant Construction—Luminant Construction is developing three new lignite-fueled units in Texas with total estimated capacity of approximately 2,200 MW. The three units consist of one new generation unit at a site leased from Alcoa Inc. that is adjacent to an existing owned lignite-fueled generation unit (Sandow) and two units at an owned site (Oak Grove) that was originally slated for the construction of a generation plant a number of years ago. Aggregate cash capital expenditures for these three units are expected to total approximately $3.25 billion including all construction, site preparation and mining development costs, of which approximately $2.9 billion was spent as of June 30, 2009. Including capitalized interest and the step-up in construction work-in-process balances to fair value as a result of purchase accounting for the Merger in 2007, carrying value of the units are estimated to total approximately $4.5 billion upon completion.

Agreements were executed with EPC contractors, Bechtel Power Corporation and Fluor Enterprises, Inc., to engineer and construct the units at Sandow and Oak Grove, respectively. Design and procurement activities for the three units are essentially complete and construction is well underway. Permits for the construction of all three units have been obtained. The expected commercial operation dates of the units are as follows: Sandow in Fall 2009 and Oak Grove’s two units in late 2009 and mid 2010, respectively.

The development program includes up to $500 million for investments in state-of-the-art emissions controls for the three new units. The development program also includes an environmental retrofit program under which Luminant Construction plans to install additional environmental control systems at Luminant Power’s existing lignite/coal-fueled generation facilities. Estimated capital expenditures associated with these additional environmental control systems total approximately $1.0 billion to $1.3 billion, of which $219 million was spent through 2008. Luminant Construction has not yet completed all detailed cost and engineering studies for the additional environmental systems, and the cost estimates could change materially as Luminant Construction determines the details of and further evaluates the engineering and construction costs related to these investments.

TXU Energy—TXU Energy serves more than 2.2 million residential and commercial retail electricity customers in Texas. Texas is one of the fastest growing states in the nation with a diverse economy and, as a result, has attracted a number of competitors into the retail electricity market; consequently, competition is expected to continue to be robust. TXU Energy, as an active participant in this competitive market, provides retail electric service to all areas of the ERCOT market now open to competition, including the Dallas/Fort Worth, Houston, Corpus Christi, and lower Rio Grande Valley areas of Texas. TXU Energy continues to market its services in Texas to add new customers and to retain its existing customers. As of December 31, 2008, there were more than 130 active REPs certified to compete within the state of Texas.

TXU Energy’s strategy focuses on providing its customers with high quality customer service and creating new products and services to meet customer needs; accordingly, system and other customer care enhancements are being implemented to further improve customer satisfaction. TXU Energy offers a wide range of residential products to meet various customer needs. Starting in 2008, TXU Energy is investing $100 million over the next five years, including $6 million spent in 2008, in energy efficiency initiatives as part of a program to offer customers a broad set of innovative energy products and services.

From March to October 2007, TXU Energy implemented price reductions totaling 15% for residential customers in EFH Corp.’s historical service territory who had not already switched from the basic month-to-month plan to one of the other pricing plans offered by TXU Energy. TXU Energy provided price protection to these customers through December 2008. In addition, TXU Energy committed in 2006 to not increase prices above then current levels through 2009 for qualifying residential customers who remain on certain plans with rates that were then equal to the formerly regulated rate.

Regulation—Luminant Power is an exempt wholesale generator under the Energy Policy Act of 2005 and is subject to the jurisdiction of the NRC with respect to its nuclear generation plant. NRC regulations govern the granting of licenses for the construction and operation of nuclear-fueled generation plants and subject such plants to continuing review and regulation. Luminant Energy also holds a power marketer license from the FERC and, with respect to any wholesale power sales outside the ERCOT market, is subject to market behavior and any other competition-related rules and regulations under the Federal Power Act that are administered by the FERC.

Luminant Power and Luminant Energy are also subject to the jurisdiction of the PUCT’s oversight of the competitive ERCOT wholesale electricity market. PUCT rules do not set wholesale power prices in the market but do provide certain limits and framework for such pricing and market behavior.

TXU Energy is a licensed REP under the Texas Electric Choice Act and is subject to the jurisdiction of the PUCT with respect to provision of electricity service in ERCOT. PUCT rules govern the granting of licenses for REPs, including oversight but not setting of prices charged.

Regulated Delivery Segment

The Regulated Delivery segment primarily consists of the operations of Oncor. Oncor is a regulated electricity transmission and distribution company that provides the essential service of delivering electricity safely, reliably and economically to end-use consumers through its distribution systems, as well as providing transmission grid connections to merchant generation plants and interconnections to other transmission grids in Texas. This territory has an estimated population in excess of seven million, about one-third of the population of Texas, and comprises 92 counties and over 370 incorporated municipalities, including Dallas/Fort Worth and surrounding suburbs, as well as Waco, Wichita Falls, Odessa, Midland, Tyler and Killeen. Oncor’s transmission and distribution assets are located principally in the north-central, eastern and western parts of Texas. Most of Oncor’s power lines have been constructed over lands of others pursuant to easements or along public highways, streets and rights-of-way as permitted by law. Oncor’s transmission and distribution rates are regulated by the PUCT.

Oncor is not a seller of electricity, nor does it purchase electricity for resale. It provides transmission services to other electricity distribution companies, cooperatives and municipalities. It provides distribution services to REPs, which sell electricity to retail customers.

Performance—Oncor achieved market-leading electricity delivery performance in six out of seven key PUCT market metrics in 2008. These metrics measure the success of transmission and distribution companies in facilitating customer transactions in the competitive Texas electricity market. In July 2007, the PUCT established new performance standards, and Oncor has implemented a plan seeking to achieve compliance with these standards during 2009.

Investing in Infrastructure and Technology—In 2008, Oncor invested over $882 million in its network to construct, rebuild and upgrade transmission lines and associated facilities, to extend the distribution infrastructure, and to pursue certain initiatives in infrastructure maintenance and information technology. Reflecting its commitment to infrastructure, in September 2008, Oncor and several other ERCOT utilities filed with the PUCT a plan to participate in the construction of transmission improvements designed to interconnect existing and future renewable energy facilities to transmit electricity from Competitive Renewable Energy Zones (CREZ) identified by the PUCT. This plan included the joint parties’ plans to construct and operate all of the CREZ transmission facilities (CREZ Transmission Plan). Several other parties, including ERCOT and non-ERCOT entities, also filed CREZ Transmission Plans. Hearings on the CREZ Transmission Plan proposals were held in December 2008. In January 2009, the PUCT assigned approximately $1.3 billion of CREZ construction projects to Oncor. A written order reflecting the PUCT’s decision was entered in March 2009, and an order on rehearing was issued by the PUCT in May 2009. The cost estimates for the CREZ construction projects are based upon cost analyses prepared by ERCOT. For the six months ended June 30, 2009, CREZ-related capital expenditures totaled $39 million. It is expected that the necessary permitting actions and other requirements and all construction activities for the assigned construction projects will be completed by the end of 2013.

Oncor continues to invest in technology initiatives that include development of a modernized grid through the replacement of existing meters with advanced digital metering equipment and development of advanced digital communication, data management, real-time monitoring and outage detection capabilities. This modernized grid is expected to produce electricity service reliability improvements and provide the potential for additional products and services from REPs that will enable businesses and consumers to better manage their electricity usage and costs. Oncor’s plans provide for the full deployment of over three million advanced meters by the end of 2012 to all residential and most non-residential retail electricity customers in Oncor’s service area. As of June 30, 2009, Oncor has installed approximately 240 thousand advanced digital meters, including approximately 200 thousand in the six months ended June 30, 2009. Cumulative capital expenditures for the deployment of the advanced meter system totaled $108 million as of June 30, 2009. In July 2009, Oncor’s advanced metering system completed its first 15-minute interval, billing-quality electricity consumption data reporting to the Texas market. The data, which makes it possible to support innovative new programs and pricing options, represented information technology integration of over 200,000 advanced meters.

In July 2009, Oncor applied to the DOE for approximately $317 million in stimulus funds to advance its modernized grid initiatives. The funds are available through the American Recovery and Reinvestment Act of 2009. Oncor expects to account for funds received, if any, as contributions in aid of construction, reducing the amount capitalized as property, plant and equipment. In its applications, Oncor requested:

•	$200 million to lower the cost for its advanced metering system initiative,

•	more than $58 million for telecommunications and network investments to support the modernized grid initiatives, and

•	more than $58 million for distribution automation to improve service and reliability.

In 2008, Oncor acquired a vendor’s existing broadband over powerline (BPL)-based “Smart Grid” network assets in Oncor’s service territory for $90 million in cash. These network assets include BPL equipment and technology such as fiber optics, embedded sensors and software analytics that are intended to enable Oncor to better monitor its electricity distribution network over up to one-sixth of its service territory. The network assets also included certain finished goods inventory and additional components. As part of the transaction, Oncor agreed to purchase software licenses and maintenance and operation services for a three-year period for approximately $35 million, including $25 million paid at the closing of the transaction. In addition, Oncor may, at its option, purchase additional equipment and utilize additional services from the vendor that would allow Oncor to expand the BPL network to up to one-half of its service territory.

In a stipulation with several parties that was approved by the PUCT (as discussed in Note 8 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus), Oncor committed to a variety of actions, including minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions. This spending does not include the CREZ facilities.

Electricity Transmission—Oncor’s electricity transmission business is responsible for the safe and reliable operations of its transmission network and substations. These responsibilities consist of the construction and maintenance of transmission facilities and substations and the monitoring, controlling and dispatching of high-voltage electricity over Oncor’s transmission facilities in coordination with ERCOT.

Oncor is a member of ERCOT, and its transmission business actively assists the operations of ERCOT and market participants. Through its transmission business, Oncor participates with ERCOT and other member utilities to plan, design, construct and operate new transmission lines, with regulatory approval, necessary to maintain reliability, interconnect to merchant generation plants, increase bulk power transfer capability and minimize limitations and constraints on the ERCOT transmission grid.

Transmission revenues are provided under tariffs approved by either the PUCT or, to a small degree related to an interconnection to other markets, the FERC. Network transmission revenues compensate Oncor for delivery of electricity over transmission facilities operating at 60 kV and above. Other services offered by Oncor through its transmission business include, but are not limited to: system impact studies, facilities studies, transformation service and maintenance of transformer equipment, substations and transmission lines owned by other parties.

Provisions of the 1999 Restructuring Legislation allow Oncor to annually update its transmission rates to reflect changes in invested capital. These provisions encourage investment in the transmission system to help ensure reliability and efficiency by allowing for timely recovery of and return on new transmission investments.

Oncor’s transmission facilities include approximately 5,043 circuit miles of 345-kV transmission lines and approximately 9,862 circuit miles of 138-and 69-kV transmission lines. Approximately sixty-three generation plants totaling approximately 37,691 MW are directly connected to Oncor’s transmission system, and approximately 277 transmission stations and approximately 697 distribution substations are served from Oncor’s transmission system.

At December 31, 2008, Oncor’s transmission facilities had the following connections to other transmission grids in Texas:

	Number of Interconnected Lines
Grid Connections	345kV	138kV	69kV
Centerpoint Energy Inc.	8	—	—
American Electric Power Company, Inc (a)	4	7	12
Lower Colorado River Authority	6	20	3
Texas Municipal Power Agency	8	9	—
Texas New Mexico Power	2	9	11
Brazos Electric Power Cooperative	4	99	21
Rayburn Country Electric Cooperative	—	31	7
City of Georgetown	—	2	—
Tex-La Electric Cooperative	—	11	1
Other small systems operating wholly within Texas	—	3	2

(a)	One of the 345-kV lines is an asynchronous high-voltage direct current connection with the Southwest Power Pool.

Electricity Distribution—Oncor’s electricity distribution business is responsible for the overall safe and efficient operation of distribution facilities, including electricity delivery, power quality and system reliability. These responsibilities consist of the ownership, management, construction, maintenance and operation of the distribution system within Oncor’s certificated service area. Oncor’s distribution system receives electricity from the transmission system through substations and distributes electricity to end-users and wholesale customers through approximately 3,080 distribution feeders.

The Oncor distribution system includes over 3.1 million points of delivery. Over the past five years, the number of Oncor’s distribution system points of delivery served, excluding lighting sites, grew an average of approximately 1.5% per year, adding approximately 33,500 points of delivery in 2008.

The Oncor distribution system includes approximately 56,266 miles of overhead primary conductors, approximately 21,639 miles of overhead secondary and street light conductors, approximately 15,277 miles of underground primary conductors and approximately 9,497 miles of underground secondary and street light conductors. The majority of the distribution system operates at 25-kV and 12.5-kV.

Customers—Oncor’s transmission customers consist of municipalities, electric cooperatives and other distribution companies. Oncor’s distribution customers consist of more than 65 REPs in Oncor’s certificated service area, including TCEH. Distribution revenues from TCEH represented 39% of Oncor’s total revenues for 2008, and revenues from two subsidiaries of Reliant Energy, Inc., each of which is a non-affiliated REP, represented 16% of Oncor’s total revenues for 2008. No other customer represented more than 10% of Oncor’s total operating revenues. The retail customers who purchase and consume electricity delivered by Oncor are free to choose their electricity supplier from REPs who compete for their business.

Regulation and Rates—As its operations are wholly within Texas, EFH Corp. believes that Oncor is not a public utility as defined in the Federal Power Act and has been advised by its legal counsel that it is not subject to general regulation under this Act.

The PUCT has original jurisdiction over transmission and distribution rates and services in unincorporated areas and in those municipalities that have ceded original jurisdiction to the PUCT and has exclusive appellate jurisdiction to review the rate and service orders and ordinances of municipalities. Generally, PURA prohibits the collection of any rates or charges by a public utility (as defined by PURA) that does not have the prior approval of the appropriate regulatory authority (PUCT or municipality with original jurisdiction).

In June 2008, Oncor filed for a rate review with the PUCT (Docket No. 35717) and 204 cities. On August 31, 2009, the PUCT issued a final order with respect to the rate review. The final order approves a total annual revenue requirement for Oncor of $2.64 billion, based on Oncor’s 2007 test year cost of service and customer characteristics. New rates have been calculated for all customer classes using 2007 test year billing metrics and the approved class cost allocation and rate design. The PUCT staff has estimated that the final order results in an approximate $115 million increase over Oncor’s 2007 test year revenues, before recovery of rate case expenses. Excluding the one-time loss on regulatory assets discussed below, the result of the rate case is not expected to have a material effect on Oncor’s net income.

Key findings made by the PUCT in the rate review include:

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recognizing and affirming Oncor’s corporate ring-fence from EFH Corp. and its unregulated affiliates by rejecting a proposed consolidated tax savings adjustment arising out of EFH Corp.’s ability to offset Oncor’s taxable income against losses from other investments;

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approving the recovery of all of Oncor’s capital investment in its transmission and distribution system, including investment in certain automated meters that will be replaced pursuant to Oncor’s advanced meter deployment plan;

•	denying recovery of $25 million of certain regulatory assets, which will result in a $16 million after-tax loss being recognized in the third quarter 2009; and

•	setting Oncor’s return on equity at 10.25%.

New rates were implemented effective September 17, 2009. The final order is subject to motions for rehearing and appeals.

At the state level, PURA, as amended, requires owners or operators of transmission facilities to provide open-access wholesale transmission services to third parties at rates and terms that are nondiscriminatory and comparable to the rates and terms of the utility’s own use of its system. The PUCT has adopted rules implementing the state open-access requirements for utilities that are subject to the PUCT’s jurisdiction over transmission services, such as Oncor.

Securitization Bonds—The Regulated Delivery segment includes Oncor’s wholly-owned, bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC. This financing subsidiary was organized for the limited purpose of issuing specified transition bonds in 2003 and 2004. Oncor Electric Delivery Transition Bond Company LLC issued $1.3 billion principal amount of securitization (transition) bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002.

Environmental Regulations and Related Considerations

Global Climate Change

Background—In recent years, a growing concern has emerged nationally and internationally about global climate change and how greenhouse gas emissions (GHGs), such as CO2, contribute to global climate change. EFH Corp. produces GHG emissions from the direct combustion of fossil fuels at its generation plants, primarily its nine lignite/coal-fueled generation plants. CO2, methane and NOX are emitted in this combustion process, with CO2 representing the largest portion of these GHG emissions. GHG emissions (primarily CO2) from EFH Corp.’s combustion of fossil fuels represent the substantial majority of EFH Corp.’s total GHG emissions. EFH Corp. estimates that its generation plants produced an average of 57 million tons of CO2 annually from 2005 to 2008. The three lignite-fueled units currently under construction that EFH Corp. estimates will come on-line in 2009 and 2010 will generate additional CO2 emissions. EFH Corp.’s other GHG emission sources include, among other things, coal piles at its generation plants, sulfur hexafluoride in its electric operations, refrigerant from its chilling and cooling equipment, fossil fuel combustion in its motor vehicles and electricity usage at its facilities and headquarters. Because a substantial portion of the generation portfolio consists of lignite/coal-fueled generation plants and EFH Corp. is constructing three new lignite-fueled generation units, EFH Corp.’s financial condition and/or results of operations could be materially adversely affected by the enactment of laws or regulations that mandate a reduction in GHG emissions or that impose financial penalties, costs or taxes on those that produce GHG emissions. See “Risk Factors” included elsewhere in this Prospectus for additional discussion of risks posed to EFH Corp. regarding global climate change regulation.

Global Climate Change Legislation—Several bills have been introduced in the US Congress or discussed by the Obama Administration that are intended to address climate change using different approaches, including a cap on carbon emissions with emitters allowed to trade unused emission allowances (cap-and-trade), a tax on carbon emissions (carbon tax) and incentives for the development of low-carbon technology. In addition to potential federal legislation to regulate GHG emissions, the US Congress might also consider other legislation that could result in the reduction of GHG emissions, such as the establishment of renewable energy portfolio standards (RPS). There is a growing consensus that some form of legislation or regulation is likely to occur in the near future at the federal level concerning GHG emissions.

EFH Corp., through its own evaluation and working in tandem with other companies, has supported the development of an integrated package of recommendations for the federal government to address the global climate change issue through federal legislation, including GHG emissions reduction targets for total US GHG emissions and rigorous cost containment measures to ensure that program costs are not prohibitive. In the event GHG legislation involving a cap-and-trade program is enacted, EFH Corp. believes that such a program should be mandatory, economy-wide, consistent with expected technology development timelines and designed in a way to limit potential harm to the economy and protect consumers. EFH Corp. contends that any mechanism for allocation of GHG emission allowances should include substantial allocation of allowances to offset the cost of GHG regulation, including the cost to electricity consumers. In addition, EFH Corp. participates in a voluntary electric utility industry sector climate change initiative in partnership with the DOE. EFH Corp.’s strategies are generally consistent with “EEI Global Climate Change Points of Agreement” published by the Edison Electric Institute in January 2009, and “The Carbon Principles” announced in February 2008 by three major financial institutions. Finally, EFH Corp. has created a Sustainable Energy Advisory Board that advises EFH Corp. on technology development opportunities that reduce the effects of EFH Corp.’s operations on the environment while balancing the need to address the energy requirements of Texas. EFH Corp.’s Sustainable Energy Advisory Board is comprised of individuals who represent the following interests, among others: the environment, customers, economic development in Texas and technology/reliability standards.

Federal Level—A number of pieces of legislation dealing with greenhouse gas (GHG) emissions have been proposed recently in the US Congress, including the Waxman-Markey bill, known as the American Clean Energy and Security Act of 2009 (Waxman-Markey). This proposed legislation is not law, but in June 2009, the bill was passed by the US House of Representatives and sent to the US Senate for consideration. President Obama has also expressed support for Waxman-Markey. As currently proposed, Waxman-Markey takes several approaches to address GHG emissions, including establishing renewable energy and energy efficiency standards, establishing performance standards for coal-fueled electricity generation units, and creating an economy-wide cap-and-trade program. The renewable energy and energy efficiency standards would require retail electricity suppliers to meet 6% of their load with renewable energy sources by 2012, increasing to 20% of their load by 2020, some of which could be met by energy efficiency measures. The performance standards for coal-fueled electricity generation units would require a 65% reduction in CO2 emissions for subject generation units initially permitted after January 1, 2020, and a 50% reduction in CO2 emissions for subject electricity generation units initially permitted between January 1, 2009 and January 1, 2020 once certain technology deployment criteria are met but no later than January 1, 2025. The cap-and-trade program would require emissions from capped sources, including coal-fueled electricity generation units, to be reduced 3% below 2005 levels by 2012, 17% by 2020, 42% by 2030 and 83% by 2050. The version of Waxman-Markey passed by the US House of Representatives included provisions that allocated a large percentage of the emissions allowances at no charge to various groups that would be impacted by such a cap-and-trade program, including certain merchant coal-fueled generation units. Waxman-Markey remains subject to deliberation and modifications in the US Senate, thereby precluding an estimate of the cost of compliance; however, if Waxman-Markey or similar legislation were to be adopted, our costs of compliance with the law could be material.

In April 2007, the US Supreme Court issued a decision in the case of Massachusetts v. US Environmental Protection Agency holding that CO2 and other GHG emissions are pollutants subject to regulation under the new motor vehicle provisions of the federal Clean Air Act. The case was remanded to the EPA for further rulemaking to determine whether GHG emissions may reasonably be anticipated to endanger public health or welfare, or in the alternative, provide a reasonable explanation why GHG emissions should not be regulated. In April 2009, the EPA issued a proposed determination finding that six GHGs in the atmosphere were pollutants under the Clean Air Act, the combination of the six GHGs formed air pollution, that this air pollution, through the mechanics of climate change, endangers public health and welfare, and that the emission of four of these GHGs by motor vehicles contributes to this air pollution and thereby the threat of climate change. Although this “endangerment finding” is in draft form and applies only to GHG emissions from motor vehicle engines, some of the GHGs that are the subject of the proposed endangerment finding are produced by the combustion of fossil fuels by other sources as well, including fossil-fueled electricity generation units. The public comment period for the proposed endangerment finding ended in June 2009. The EPA must now decide whether to issue a final endangerment finding, and whether it will proceed with the rulemaking process to promulgate regulations related to the finding. If such regulations are adopted, costs of compliance with such regulations could be material. The EPA continues to take steps indicating a desire to further regulate GHG emissions as represented by its recent proposal to establish a permitting requirement for significant new sources for GHGs.

In September, 2009, the United States Court of Appeals for the Second Circuit issued a decision in the case of State of Connecticut v. American Electric Power Company Inc. holding that various states, a municipality, and certain private trusts have standing to sue and have sufficiently alleged a cause of action under the federal common law of nuisance with regard to injuries alleged to be caused by the defendant power generation companies’ emissions of greenhouse gases. While the decision does not address the merits of such a nuisance claim, and is still subject to appeal, it may encourage or form the basis for other lawsuits asserting such nuisance claims regarding emissions of greenhouse gases. While EFH Corp. is not a party to this suit, if any such claim was successfully asserted against EFH Corp. in the future, it could have a material adverse effect on EFH Corp.’s business, results of operation and financial condition.

State and Regional Level—There is currently no Texas state regulations in effect concerning GHGs. EFH Corp. opposes state-by-state regulation of GHG. There are no regional initiatives concerning GHGs in which the State of Texas is a participant.

International Level—The US currently is not a party to the Kyoto Protocol, which is a protocol to the United Nations Framework Convention on Climate Change (UNFCCC). The United Nations’ Kyoto Protocol process generally requires developed countries to cap GHG emissions at certain levels during the 2008 to 2012 time period. At the conclusion of the December 2007 United Nations Climate Change Conference, the Bali Action Plan was adopted, which identifies a work group, process and timeline for the consideration of possible post-2012 international actions to further address climate change.

EFH Corp. continues to assess the risks posed by possible future legislative or regulatory changes pertaining to GHG emissions. Because the proposals described above are in their formative stages, EFH Corp. is unable to predict the potential effects on its business, financial condition and/or results of operations; however, any such effects could be material. The effect will depend, in large part, on the specific requirements of the legislation or regulation and how much, if any, of the costs are included in wholesale prices.

EFH Corp.’s Voluntary Energy Efficiency, Renewable Energy, and Global Climate Change Efforts—EFH Corp. is considering, or expects to be actively engaged in, business activities that could result in reduced GHG emissions including:

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Investing in Energy Efficiency or Related Initiatives by EFH Corp.’s Competitive Businesses—EFH Corp.’s competitive businesses expect to invest $100 million in energy efficiency or related initiatives over a five-year period that began in 2008, including initiatives such as the TXU Energy Power Monitor™, an in-home display device that enables residential customers to monitor whole-house energy usage and cost in real-time, as well as projects month-end bill amounts; the TXU Energy iThermostat™, a web-enabled programmable thermostat with load control feature for cycling off air conditioners during times of peak energy demand; the development of time-based electricity rates that are expected to work in conjunction with advanced metering infrastructure; rate plans that include electricity from renewable resources; a Compact Fluorescent Light (CFL) program that provide packages of CFLs to customers; a program to refer customers to energy efficiency contractors and provide rebates to residential customers who install energy-efficient heating and cooling systems, ceiling insulation or windows; the provision of loans to business customers for purchasing new energy efficient equipment for their facilities based on a detailed engineering design through the Energy Conservation Investment Program; the Energy Efficiency Assistance Program that delivers products and services, as well as grants through social service agencies, to improve the energy efficiency of participating low income customer homes and apartment complexes; and online energy audit tools and tips for using less electricity;

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Investing in Energy Efficiency Initiatives by Oncor—In addition to the potential energy efficiencies from advanced metering, EFH Corp. expects to invest $300 million in energy efficiency initiatives over a five-year period that began in 2008, including energy consumption and carbon emissions through such efforts as the Take a Load Off Texas Solar Photovoltaic Program, the Mobile Experience Center, and investment of over $16 million in the installation of solar photovoltaic systems in customer’s homes and facilities that is expected to result in savings of up to 4.8 million kWh of electricity;

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Participating in the CREZ Program—Oncor has been selected by the PUCT to construct approximately $1.3 billion of CREZ transmission facilities that are designed to connect existing and future renewable energy facilities to the electricity distribution system in ERCOT;

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Purchasing Electricity from Renewable Sources—EFH Corp. expects to remain a leader in the ERCOT market in providing electricity from renewable sources by purchasing up to 1,500 MW of wind power. EFH Corp.’s total wind power portfolio is currently more than 900 MW;

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Promoting the use of Solar Power—EFH Corp. also hopes to promote solar power through solar/photovoltaic cars, rebates, incentives, and/or credits. In addition, TXU Energy’s Solar Academy works with Texas school districts to teach and demonstrate the benefits of solar power;

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Investing in Technology—EFH Corp. will evaluate over the next five to ten years the development and commercialization of cleaner power plant technologies, including integrated gasification combined cycle and pulverized coal emissions technology to reduce CO2 emission intensity, as well as related technologies such as electric cars and plug-in hybrid electric vehicles that have the potential to reduce overall GHG emissions;

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Evaluating the Development of a New Nuclear Generation Facility—EFH Corp. has filed an application with the NRC for combined construction and operating licenses for up to 3,400 MW of new nuclear generation capacity (the lowest emission source of baseload generation available) at its Comanche Peak nuclear generation plant. In addition, EFH Corp. has formed a joint venture with Mitsubishi Heavy Industries Ltd. (MHI) to further develop the units using MHI’s US-Advanced Pressurized Water Reactor technology; and

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Offsetting GHG Emissions by Planting Trees—EFH Corp. is engaged in a number of tree planting programs that offset GHG emissions, including its planting of over 1.4 million trees in 2008 (the majority of which were part of EFH Corp.’s mining reclamation effort) and TXU Energy’s Urban Tree Farm program under which it has planted more than 100,000 trees since the program’s inception in 2002.

Sulfur Dioxide, Nitrogen Oxide and Mercury Air Emissions

The EPA has promulgated Acid Rain Program rules that require fossil-fueled plants to have sufficient SO2 emission allowances and meet certain NOX emission standards. EFH Corp.’s generation plants meet these SO2 allowance requirements and NOX emission rates.

In 2005, the EPA issued a final rule to further reduce SO2 and NOX emissions from power plants. The SO2 and NOX reductions required under the Clean Air Interstate Rule (CAIR), which were required to be phased in between 2009 and 2015, were based on a cap and trade approach (market-based) in which a cap was put on the total quantity of emissions allowed in 28 eastern states (including Texas). Emitters were required to have allowances for each ton emitted, and emitters were allowed to trade emissions under the cap. In July 2008, the US Court of Appeals for the D.C. Circuit (D.C. Circuit Court) vacated CAIR. In December 2008, in response to an EPA petition, the D.C. Circuit Court reversed, in part, its previous ruling. Such reversal confirmed CAIR is not valid, but allowed it to remain in place while the EPA revises CAIR to correct the previously identified shortcomings. Since the D.C. Circuit Court did not prescribe a deadline for this revision, at this time, EFH Corp. cannot predict how or when the EPA may revise CAIR. See Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a discussion of the impairment of emission allowances intangible assets.

In 2005, the EPA also published a final rule requiring reductions of mercury emissions from coal-fueled generation plants. The Clean Air Mercury Rule (CAMR) was based on a nationwide cap and trade approach. The mercury reductions were required to be phased in between 2010 and 2018. In March 2008, the D.C. Circuit Court vacated CAMR. In February 2009, the US Supreme Court refused to hear the appeal of the D.C. Circuit Court’s ruling. Pursuant to the D.C. Circuit Court’s ruling, the EPA must begin development of rules implementing a Maximum Achievable Control Technology standard, which will likely take several years. See “—Legal Proceedings—Litigation Related to Generation Facilities.”

SO2 reductions required under the proposed regional haze/visibility rule (or so-called BART rule) only apply to units built between 1962 and 1977. The reductions are required on a unit-by-unit basis. The EPA provides the option for states to use CAIR to satisfy BART reductions for electric generating units, and Texas has chosen this option. The D.C. Circuit Court decision to leave CAIR in place while the EPA revises it should allow Texas to move forward with its plans.

In connection with EFH Corp.’s construction of three new lignite-fueled generation units in Texas, EFH Corp. has committed to reduce emissions of NOx, SO2 and mercury at its existing lignite/coal-fueled units such that the total of those emissions from both existing and new lignite/coal-fueled units are 20% below 2005 levels. EFH Corp. has also applied with the TCEQ to seek a “maximum achievable control technology” determination for its two Oak Grove units that are under construction and has agreed to offset any emissions above those levels. This reduction is expected to be accomplished through the installation of emissions control equipment in both the new and existing units and fuel blending at some existing units. These efforts, which will involve incremental equipment investments as well as additional costs for facility operations and maintenance in the future, will be coordinated with efforts related to applicable environmental rules to provide the most cost-effective compliance plan options.

The following are the major air quality improvements planned at EFH Corp.’s existing and new coal-fueled power plants to help meet the offset and reduction commitment:

•

To reduce NOx emissions, EFH Corp. plans to install in-duct selective catalytic reduction (SCR) systems at its Martin Lake plant. In addition, EFH Corp. plans to install selective non-catalytic reductions systems at its Monticello and Big Brown plants and improve the low-NOx burner technology at one of its Monticello units to further reduce NOx emissions. This is in addition to external SCR systems at the existing Sandow unit and new Oak Grove units;

•	To reduce mercury emissions, all of EFH Corp.’s new and existing plants plan to use activated carbon injection—a sorbent injection system technology; and

•

To reduce SO2 emissions, EFH Corp. plans to increase use of lower-sulfur coal at various plants. In addition, the Martin Lake, Monticello and Big Brown plants plan to employ coal-cleaning technology to reduce both SO2 and mercury emissions.

The Clean Air Act requires each state to monitor air quality for compliance with federal health standards. The standards for ozone are not being achieved in several areas of Texas. The TCEQ adopted new State Implementation Plan (SIP) rules in May 2007 to deal with eight-hour ozone standards. These rules require further NOx emission reductions from certain EFH Corp. peaking natural gas-fueled units in the Dallas-Fort Worth area by spring 2009; EFH Corp. expects to be in compliance with these rules. In March 2008, the EPA made the eight-hour ozone standards more stringent. Since SIP rules to address attainment of these new more stringent standards will not be required for approximately four years, EFH Corp. cannot yet predict the impact of this action on its facilities.

EFH Corp. believes that it holds all required emissions permits for facilities in operation and has applied for or obtained the necessary construction permits for facilities under construction.

Water

The TCEQ and the EPA have jurisdiction over water discharges (including storm water) from facilities in Texas. EFH Corp. believes its facilities are presently in material compliance with applicable state and federal requirements relating to discharge of pollutants into water. EFH Corp. believes it holds all required waste water discharge permits from the TCEQ for facilities in operation and has applied for or obtained necessary permits for facilities under construction. EFH Corp. also believes it can satisfy the requirements necessary to obtain any required permits or renewals. Recent changes to federal rules pertaining to the Spill Prevention, Control and Countermeasure (SPCC) plans for oil-filled electrical equipment and bulk storage facilities for oil will require updating of certain of its plants and facilities. EFH Corp. has determined that SPCC plans will be required for certain substations, work centers and distribution systems by November 10, 2010, and it is currently compiling data for development of these plans.

Diversion, impoundment and withdrawal of water for cooling and other purposes are subject to the jurisdiction of the TCEQ and the EPA. EFH Corp. believes it possesses all necessary permits for these activities from the TCEQ for its present operations. EFH Corp. is in the process of obtaining the necessary water rights permit from the TCEQ for the lignite mine that will support the Oak Grove units. Clean Water Act Section 316(b) regulations pertaining to existing water intake structures at large generation plants were published by the EPA in 2004. As prescribed in the regulations, EFH Corp. began implementing a monitoring program to determine the future actions that might need to be taken to comply with these regulations. In January 2007, a federal court ruled against the EPA in a lawsuit brought by environmental groups challenging aspects of these regulations, and in July 2007, the EPA announced that it was suspending the regulations pending further rulemaking. EFH Corp. cannot predict the impact on its operations of the suspended existing regulations or of new regulations, if any, that replace them.

Radioactive Waste

EFH Corp. currently ships low-level waste material to a disposal facility outside of Texas. Under the federal Low-Level Radioactive Waste Policy Act of 1980, as amended, the State of Texas is required to provide, either on its own or jointly with other states in a compact, for the disposal of all low-level radioactive waste generated within the state. The State of Texas has agreed to a compact for a disposal facility that would be located in Texas. That compact was ratified by Congress and signed by the President in 1998. In 2003, the State of Texas enacted legislation allowing a private entity to be licensed to accept low-level radioactive waste for disposal, and in 2004 the State received a license application from such an entity for review. In January 2009, the TCEQ Commissioners voted to approve this permit. EFH Corp. intends to continue to ship low-level waste material off-site for as long as an alternative disposal site is available. Should existing off-site disposal become unavailable, the low-level waste material will be stored on-site. (See discussion under “—Operating Segments—Competitive Electric Segment—Luminant Power—Nuclear Generation Assets.”)

EFH Corp. believes that its on-site used nuclear fuel storage capability is sufficient for a minimum of five years. The nuclear industry is continuing to review ways to enhance security of used-fuel storage with the NRC to fully utilize physical storage capacity. Accordingly, EFH Corp. is actively reviewing alternatives for used-fuel storage, including evaluation of industry techniques such as dry cask storage.

Solid Waste, Including Fly Ash Associated with Lignite/Coal-Fueled Generation

Treatment, storage and disposal of solid waste and hazardous waste are regulated at the state level under the Texas Solid Waste Disposal Act and at the federal level under the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act. The EPA has issued regulations under the Resource Conservation and Recovery Act of 1976 and the Toxic Substances Control Act, and the TCEQ has issued regulations under the Texas Solid Waste Disposal Act applicable to EFH Corp. facilities. EFH Corp. believes it is in material compliance with all applicable solid waste rules and regulations. In addition, EFH Corp. has registered solid waste disposal sites and has obtained or applied for permits required by such regulations. In December 2008, an ash impoundment facility at another company’s site in another state ruptured releasing a significant quantity of coal ash slurry. No impoundment failures of this nature have ever occurred at any EFH Corp. impoundments, which are inspected on a regular basis. In addition, groundwater monitoring wells are sampled routinely to ensure compliance with all applicable regulations. EFH Corp. is unable to predict future impacts on its financial condition or operations due to any legislative or regulatory actions that may be taken in response to the impoundment failure mentioned above.

Environmental Capital Expenditures

Capital expenditures for EFH Corp.’s environmental projects totaled $191 million in 2008 and are expected to total approximately $175 million in 2009 consisting primarily of environmental projects at existing lignite/coal-fueled generation plants. These amounts are exclusive of emissions control equipment investment planned as part of the three-unit generation development program, which is expected to total up to $500 million over the construction period. See discussion under “—Operating Segments—Competitive Electric Segment—Luminant Construction” regarding planned investments in emissions control systems.

Legal Proceedings

Generation Development

TCEH has executed EPC agreements for the development of three lignite-fueled generation units in Texas, two units at Oak Grove and one at Sandow. Significant progress has been made on the construction of the Oak Grove units, and the unit at Sandow is in the commissioning and start-up phase.

In connection with the acquisition of the development rights to the Sandow 5 Unit, Sandow Power Company LLC (Sandow Power) became a party to a federal consent decree with, among others, the US Department of Justice in August 2007 (the “Consent Decree”). A 2007 federal court order that was merged into the Consent Decree requires that, among other things, the Sandow 5 Unit achieve commercial operation (as defined in the Consent Decree) and meet certain emission-related deadlines by August 31, 2009. The Sandow 5 Unit met the commercial operation deadline by synchronizing to the ERCOT grid in early July 2009. However, due to unforeseen weather events and equipment malfunctions experienced during commissioning and start-up activities, the Sandow 5 Unit was not able to meet the emission-related deadlines by August 31, 2009. Under the terms of the Consent Decree, Sandow Power may request an extension to these deadlines for certain force majeure events (including such events as the weather events and equipment malfunctions described above). On July 14, 2009, pursuant to these provisions, Sandow Power submitted its force majeure request and ultimately requested a 75-day extension beginning on August 31, 2009. On August 18, 2009, the Department of Justice rejected Sandow Power’s force majeure request. On August 24 and 25, 2009, Sandow Power filed motions asking the federal district court that presides over the Consent Decree to resolve the parties’ differences regarding the proper interpretation of the Consent Decree deadlines and the validity of Sandow Power’s force majeure request. The federal district court held a hearing on these issues on September 10, 2009. On September 14, 2009, the federal district court granted Sandow Power’s request for force majeure relief and gave Sandow Power an additional sixty-one days from August 31, 2009 to achieve compliance with the applicable Consent Decree deadlines.

TCEH has received the air permits for the Sandow and Oak Grove units. However, the air permits remain the subject of litigation as discussed below under “—Litigation Related to Generation Facilities.”

Construction work-in-process asset balances for the Oak Grove units totaled approximately $3.1 billion as of June 30, 2009, which includes the effects of the fair value adjustments related to purchase accounting and capitalized interest. In the unexpected event that the development of the Oak Grove units was cancelled, the cancellation exposure as of June 30, 2009 would have totaled $3.2 billion, which includes the carrying value of the project and up to approximately $150 million of termination obligations. This estimated exposure amount excludes any potential recovery values for assets acquired to date and for assets already owned prior to executing such agreements that are being utilized in these projects.

Litigation Related to Generation Facilities

In September 2007, an administrative appeal challenging the order of the TCEQ issuing the air permit for construction and operation of the Oak Grove generation facility in Robertson County, Texas was filed in the State District Court of Travis County, Texas. Plaintiffs asked that the District Court reverse the TCEQ’s approval of the Oak Grove air permit and the TCEQ’s adoption and approval of the TCEQ Executive Director’s Response to Comments, and remand the matter back to TCEQ for further proceedings. In addition to this administrative appeal, two other petitions were filed in Travis County District Court by non-parties to the administrative hearing before the TCEQ and the State Office of Administrative Hearings (SOAH) seeking to challenge the TCEQ’s issuance of the Oak Grove air permit and asking the District Court to remand the matter to the SOAH for further proceedings. Finally, the plaintiffs in these two additional lawsuits filed a third, joint petition claiming insufficiencies in the Oak Grove application, permit, and process and seeking party status and remand to the SOAH for further proceedings. One of the plaintiffs has asked the District Court to consolidate all these proceedings, and the Attorney General of Texas, on behalf of TCEQ, filed pleas to the jurisdiction seeking dismissal of all but the administrative appeal. In May 2009, the District Court dismissed the claims that contest the merits of the TCEQ’s permitting decision, but declined to dismiss the claims that contest the process by which the TCEQ handled the permit application. Oak Grove Management Company LLC (a subsidiary of TCEH) has subsequently intervened in these proceedings and has filed its own pleas to the jurisdiction asking the court to dismiss the remaining collateral attack claims. We believe the Oak Grove air permit granted by the TCEQ was issued in accordance with applicable law. There can be no assurance that the outcome of these matters will not adversely impact the Oak Grove project.

In June and September 2008, administrative appeals were filed in the State District Court of Travis County, Texas to challenge the administrative action of the TCEQ Executive Director in issuing an air permit alteration for the previously-permitted construction and operation of the Sandow 5 generation facility in Milam County, Texas, and the failure of the TCEQ to overturn that administrative action. Plaintiffs asked that the District Court reverse the issuance of the permit alteration. The Attorney General of Texas, on behalf of TCEQ, is defending the issuance of the permit alternation. Sandow Power has intervened in support of the TCEQ. The plaintiff’s brief was filed in late August, and the Attorney General and Sandow Power have filed responsive briefs. We believe the Sandow 5 air permit alteration administratively issued by the Executive Director of the TCEQ was issued in accordance with applicable law. There can be no assurance that the outcome of these matters will not adversely impact the Sandow 5 project.

In July 2008, the Sierra Club announced that it may sue Luminant, after the expiration of a 60-day waiting period, for violating federal Clean Air Act provisions in connection with Luminant’s Martin Lake generation facility. We cannot predict whether the Sierra Club will actually file suit relating to Martin Lake or the outcome of any such proceeding.

Other Litigation

In September 2005, a lawsuit was filed in the US District Court for the Northern District of Texas, Dallas Division against EFH Corp. (then known as TXU Corp.) and C. John Wilder, EFH Corp.’s former Chief Executive Officer. The plaintiffs asserted claims on behalf of themselves and a putative class of owners of certain EFH Corp. securities who tendered such securities in connection with a tender offer conducted by EFH Corp. in 2004. The plaintiffs alleged violations of the provisions of Sections 14(e), 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 thereunder. In August 2006, the District Court dismissed this litigation with prejudice. In 2007, the US Court of Appeals for the Fifth Circuit remanded the dismissal to the District Court in light of the US Supreme Court’s then-recent decision in Tellabs, Inc. v. Makor Issues & Rights,

Ltd. On remand, in April 2008, the District Court again dismissed this litigation with prejudice. In April 2009, the US Court of Appeals for the Fifth Circuit affirmed the dismissal of all claims against EFH Corp. and Mr. Wilder. In June 2009, the plaintiffs requested that the US Supreme Court review the merits of the case. EFH Corp. and Mr. Wilder filed an opposition to the plaintiff’s request for review, and the US Supreme Court has not yet indicated if it will hear the case. EFH Corp. believes the claims in this litigation are without merit and intend to vigorously defend this appeal.

In July 2008, Alcoa Inc. filed a lawsuit in Milam County, Texas district court against EFH Corp. and a number of its subsidiaries. The lawsuit makes various claims concerning the operation of the Sandow Unit 4 generation facility and the Three Oaks lignite mine, including claims for breach of contract, breach of fiduciary duty, fraud and conversion, and requests money damages in an unspecified amount, declaratory judgment, and other forms of equitable relief. In March 2009, Alcoa Inc. filed an amended complaint and added seven new defendants to the lawsuit, including Texas Holdings and additional subsidiaries of EFH Corp. An agreed scheduling order is currently in place setting trial for May 2010. While EFH Corp. is unable to estimate any possible loss or predict the outcome of this litigation, EFH Corp. believes the claims made in this litigation are without merit and, accordingly, intend to vigorously defend this litigation.

Regulatory Investigations and Reviews

In June 2008, the EPA issued a request for information to TCEH under EPA’s authority under Section 114 of the Clean Air Act. The stated purpose of the request is to obtain information necessary to determine compliance with the Clean Air Act, including New Source Review Standards and air permits issued by the TCEQ for the Big Brown, Monticello and Martin Lake generation facilities. The company is cooperating with the EPA and is responding in good faith to the EPA’s request, but is unable to predict the outcome of this matter.

Other Proceedings

In addition to the above, we are involved in various other legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect on our financial position, results of operations or cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2009

The following discussion and analysis of EFH Corp.’s financial condition and results of operations as of and for the three and six months ended June 30, 2009 and 2008 was included in EFH Corp.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 4, 2009 (the “2nd Quarter MD&A”). The 2nd Quarter MD&A should be read in conjunction with EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 and the notes to those statements included elsewhere in this Prospectus. The 2nd Quarter MD&A should also be read in conjunction with the disclosure set forth in “Summary—Recent Developments” beginning on page 12 of this Prospectus, which provides material updates to certain of the information contained in the 2nd Quarter MD&A. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2008” below for a discussion and analysis of EFH Corp.’s financial condition and results of operations as of and for the year ended December 31, 2008.

All dollar amounts in the tables in the following discussion and analysis are stated in millions of US dollars unless otherwise indicated.

Business

We are a Dallas-based holding company conducting operations principally through our TCEH and Oncor subsidiaries. TCEH is a holding company for subsidiaries engaged in competitive electricity market activities largely in Texas including electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales. Oncor is a majority-owned (approximately 80%) subsidiary engaged in regulated electricity transmission and distribution operations in Texas. Various “ring-fencing” measures have been taken to further separate Oncor from our other businesses. See Note 1 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for a description of the material features of these “ring-fencing” measures and Note 6 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for discussion of noncontrolling interests sold by Oncor.

Operating Segments

We have aligned and report our business activities as two operating segments: the Competitive Electric segment and the Regulated Delivery segment. The Competitive Electric segment is principally comprised of TCEH. The segment also includes equipment salvage and resale activities related to the cancellation of the development of eight new coal-fueled generation units in 2007; such activities were not material for the quarter ended June 30, 2009. The Regulated Delivery segment is comprised of Oncor and its wholly-owned bankruptcy-remote financing subsidiary.

See Note 12 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for further information regarding reportable business segments.

Significant Activities and Events

Long-Term Hedging Program—TCEH has a long-term hedging program designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas. Under the program, the company has entered into market transactions involving natural gas-related financial instruments, and as of June 30, 2009, has effectively sold forward approximately 1.8 billion MMBtu of natural gas (equivalent to the natural gas exposure of approximately 230,000 GWh at an assumed 8.0 market heat rate) over the next five years at weighted average annual hedge prices ranging from $7.19 per MMBtu to $7.99 per MMBtu. These transactions, as well as forward power sales, have effectively hedged an estimated 68% of the natural gas price exposure related to TCEH’s expected generation output for the period beginning July 1, 2009 and ending December 31, 2014 (on an average basis for such period and assuming an 8.0 market heat rate). The hedges were entered into with the continuing expectation that wholesale electricity prices in ERCOT will be highly correlated with natural gas prices, which are expected to be the marginal fuel for the purpose of setting electricity prices approximately 75% to 90% of the time. If the correlation changes in the future, the cash flows targeted under the long-term hedging program may not be achieved.

The long-term hedging program is comprised primarily of contracts with prices based on the NYMEX Henry Hub pricing point. However, because there are other local and regional natural gas pricing points such as Houston Ship Channel, future wholesale power prices in ERCOT may not correlate as closely to the Henry Hub pricing as other pricing points, which could decrease the effectiveness of the positions in the long-term hedging program in mitigating power price exposure. The company has hedged more than 95% of the Houston Ship Channel versus Henry Hub pricing point risk for the second half of 2009 period.

Beginning in the second quarter of 2008, the company entered into related put and call transactions (referred to as collars), primarily for year 2014 of the program, that effectively hedge natural gas prices within a range. These transactions represented approximately 5% of the positions in the long-term hedging program at June 30, 2009, with the approximate weighted average strike prices under the collars being a floor of $7.80 per MMBtu and a ceiling of $11.75 per MMBtu. Financial instruments, including collars, are expected to be employed in future hedging activity under the long-term hedging program.

The following table summarizes the natural gas hedges in the long-term hedging program as of June 30, 2009:

	Measure	Balance 2009 (a)	2010	2011	2012	2013	2014	Total
Natural gas hedge volumes (b)	mm MMBtu	~112	~341	~496	~492	~300	~94	~1,835
Weighted average hedge price (c)	$/MMBtu	~7.99	~7.80	~7.56	~7.36	~7.19	~7.80	—
Weighted average market price (d)	$/MMBtu	~4.39	~6.06	~6.89	~7.16	~7.30	~7.43	—

(a)	Balance of 2009 is from July 1, 2009 through December 31, 2009
(b)	Where collars are reflected, the volumes are estimated based on the natural gas price sensitivity (i.e. delta position) of the derivatives. The notional volumes for collars are approximately 150 million MMBtu, which corresponds to a delta position of approximately 94 million MMBtu in 2014.
(c)	Weighted average hedge prices are based on sales prices of forward natural gas sales positions in the long-term hedging program based on NYMEX Henry Hub prices. Where collars are reflected, sales price represents the collar floor price.
(d)	Based on NYMEX Henry Hub prices.

Changes in the fair value of the instruments in the long-term hedging program are being recorded as unrealized gains and losses in net income, which has and could continue to result in significant volatility in reported net income. Based on the size of the long-term hedging program as of June 30, 2009, a $1.00/MMBtu change in natural gas prices across the five-year hedged period would result in the recognition of up to approximately $1.8 billion in pretax unrealized mark-to-market gains or losses.

The reported unrealized mark-to-market net loss related to the long-term hedging program for the three months ended June 30, 2009 totaled $492 million due to an increase in forward prices of natural gas. The reported unrealized net gain for the six months ended June 30, 2009 totaled $665 million due to a net decrease in the forward prices of natural gas. Given the volatility of natural gas prices, it is not possible to predict future reported unrealized mark-to-market gains or losses and the actual gains or losses that will ultimately be realized upon settlement of the hedge positions in future years. If natural gas prices at settlement are lower than the prices of the hedge positions, the hedges are expected to mitigate the otherwise negative effect on earnings of lower wholesale electricity prices. However, if natural gas prices at settlement are higher than the prices of the hedge positions, the hedges are expected to dampen the otherwise positive effect on earnings of higher wholesale electricity prices and will in this context be viewed as having resulted in an opportunity cost. The cumulative unrealized mark-to-market net gain related to positions in the long-term hedging program totaled $1.537 billion and $871 million at June 30, 2009 and December 31, 2008, respectively. These values can change materially as market conditions change.
As of June 30, 2009, more than 95% of the long-term hedging program transactions were directly or indirectly secured by a first-lien interest in TCEH’s assets (including the transactions supported by the TCEH Commodity Collateral Posting Facility—see discussion below under “—Financial Condition—Liquidity and Capital Resources”) thereby reducing the cash and letter of credit collateral requirements for the hedging program.

The following sensitivity table provides estimates of the potential impact (in $millions) of movements in natural gas and certain other commodity prices and market heat rates on realized pre-tax earnings for the periods presented. The estimates related to price sensitivity are based on TCEH’s unhedged position and forward prices as of June 30, 2009, which for natural gas reflects estimates of electricity generation less amounts hedged through the long-term natural gas hedging program and amounts under existing wholesale and retail sales contracts. On a rolling twelve-month basis, the substantial majority of retail sales under month-to-month arrangements are deemed to be under contract.

	Balance 2009 (a)		2010		2011		2012		2013
$1.00/MMBtu change in gas price (b)	$	~9	$	~65	$	~60	$	~115	$	~295
0.1/MWh/MMBtu change in market heat rate (c)	$	~1	$	~25	$	~50	$	~60	$	~60
$1.00/gallon change in diesel fuel price		$—		$—		$—		$—	$	~50
$10.00/pound change in uranium/nuclear fuel		$—		$—		$—	$	~4	$	~1

(a)	Balance of 2009 is from August 1, 2009 through December 31, 2009.
(b)	Assumes conversion of electricity positions based on an approximate 8.0 market heat rate with natural gas being on the margin 75% to 90% of the time (i.e. when coal is forecast to be on the margin, no natural gas position is assumed to be generated).
(c)	Based on Houston Ship Channel natural gas prices as of June 30, 2009.

TCEH Interest Rate Swap Transactions—As of June 30, 2009, TCEH had entered into a series of interest rate swaps that effectively fix the interest rates at between 7.3% and 8.3% on $17.55 billion principal amount of its senior secured debt maturing from 2009 to 2014. None of these swaps were entered into in 2009. Taking into consideration these swap transactions, approximately 7% of our total long-term debt portfolio at June 30, 2009 was exposed to variable interest rate risk. TCEH also entered into interest rate basis swap transactions, which further reduce fixed borrowing costs, related to an aggregate of $17.4 billion principal amount of senior secured debt, including swaps related to $6.45 billion principal amount of debt that were entered into in January through June 2009. In July 2009, TCEH entered into additional interest rate basis swap transactions related to an aggregate $3.1 billion principal amount of senior secured debt. We may enter into additional interest rate hedges from time to time. Unrealized mark-to-market net gains related to all TCEH interest rate swaps, which are reported in interest expense and related charges, totaled $460 million and $665 million for the three and six month periods ended June 30, 2009, respectively. The cumulative unrealized mark-to-market net liability related to all TCEH interest rate swaps totaled $1.3 billion at June 30, 2009, of which $294 million (pre-tax) was reported in accumulated other comprehensive income. These fair values can change materially as market conditions change, which could result in significant volatility in reported net income. See discussion in Note 4 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus regarding various interest rate swap transactions.

Texas Generation Facilities Development—TCEH is developing three lignite-fueled generation units (2 units at Oak Grove and 1 unit at Sandow) in the state of Texas with a total estimated capacity of approximately

2,200 MW. Air permits for construction of all three units have been obtained and considerable progress has been made on the construction of the units. See discussion immediately below regarding the status of the Sandow unit. Oak Grove’s two units are expected to commence commercial operation in late 2009 and mid 2010, respectively. Aggregate cash capital expenditures for these three units are expected to total approximately $3.25 billion including all construction, site preparation and mining development costs, of which approximately $2.9 billion was spent as of June 30, 2009. Total recorded costs, including purchase accounting fair value adjustments and capitalized interest, are expected to total approximately $4.5 billion upon completion of the units, and the balance was $4.1 billion as of June 30, 2009. See discussion in Note 5 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus under “Litigation Related to Generation Facilities” regarding pending litigation related to the Oak Grove units.

In early July 2009, the Sandow unit synchronized to the ERCOT power grid and produced power for sale to third parties. Despite the challenges from several unforeseen weather events (e.g. Hurricanes Ike and Dolly in 2008) and, more recently, equipment malfunctions that the project has experienced during commissioning and start-up activities, the project’s cost remains on budget, and the expected commercial operation date is Fall 2009. See Note 5 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus regarding potential penalties that could be incurred under a federal consent decree if the unit, operating at full capacity, does not meet certain emission rate limits.

Nuclear Generation Development—In September 2008, TCEH filed a combined operating license application with the NRC for two new nuclear generation units, each with approximately 1,700 MW (gross) capacity, at its existing Comanche Peak nuclear generation site. In connection with the filing of the application, in January 2009, TCEH and Mitsubishi Heavy Industries Ltd. (MHI) formed a joint venture to further the development of the two new nuclear generation units using MHI’s US—Advanced Pressurized Water Reactor technology. A subsidiary of TCEH owns an 88% interest in the joint venture, and a subsidiary of MHI owns a 12% interest.

In March 2009, the NRC announced an official review schedule for the license application. Based on the schedule, the NRC expects to complete its review by December 2011, and it is expected that a license would be issued approximately one year later.

While TCEH was not one of the initial four applicants selected to receive DOE loan guarantees, it continues to update its DOE loan guarantee application for financing the proposed units.

Idling of Natural Gas-Fueled Units—In February 2009, we notified ERCOT of plans to retire 11 of our natural gas-fueled units, totaling 2,229 MW of capacity (2,341 MW installed nameplate capacity), in May 2009, and mothball (idle) an additional four units, totaling 1,596 MW of capacity (1,675 MW of installed nameplate capacity), in September 2009. In May 2009, we entered into a reliability-must-run (RMR) agreement for the remainder of 2009 with ERCOT for the operation of one unit with 115 MW of capacity (115 MW of installed nameplate capacity) originally planned to be retired. We are also negotiating an RMR agreement with ERCOT for one of the units planned to be mothballed with 515 MW of capacity (540 MW of installed nameplate capacity); if executed, the RMR agreement is expected to begin in September or October 2009. The other units were retired in May 2009 or are scheduled to be mothballed in September 2009 as originally planned. An impairment charge of $229 million related to the carrying value of these units was recorded in the fourth quarter of 2008.

Global Climate Change—Federal Legislation—A number of pieces of legislation dealing with greenhouse gas (GHG) emissions have been proposed recently in the US Congress, including the Waxman-Markey bill, known as the American Clean Energy and Security Act of 2009 (Waxman-Markey). This proposed legislation is not law, but in June 2009, the bill was passed by the US House of Representatives and sent to the US Senate for consideration. President Obama has also expressed support for Waxman-Markey. As currently proposed, Waxman-Markey takes several approaches to address GHG emissions, including establishing renewable energy and energy efficiency standards, establishing performance standards for coal-fueled electricity generation units, and creating an economy-wide cap-and-trade program. The renewable energy and energy efficiency standards would require retail electricity suppliers to meet 6% of their load with renewable energy sources by 2012, increasing to 20% of their load by 2020, some of which could be met by energy efficiency measures. The performance standards for coal-fueled electricity generation units would require a 65% reduction in CO2 emissions for subject generation units initially permitted after January 1, 2020, and a 50% reduction in CO2 emissions for subject electricity generation units initially permitted between January 1, 2009 and January 1, 2020 once certain technology deployment criteria are met but no later than January 1, 2025. The cap-and-trade program would require emissions from capped sources, including coal-fueled electricity generation units, to be reduced 3% below 2005 levels by 2012, 17% by 2020, 42% by 2030 and 83% by 2050. The version of Waxman-Markey passed by the US House of Representatives included provisions that allocated a large percentage of the emissions allowances at no charge to various groups that would be impacted by such a cap-and-trade program, including certain merchant coal-fueled generation units. Waxman-Markey remains subject to deliberation and modifications in the US Senate, thereby precluding an estimate of the cost of compliance; however, if Waxman-Markey or similar legislation were to be adopted, our costs of compliance with the law could be material.

In April 2007, the US Supreme Court issued a decision in the case of Massachusetts v. US Environmental Protection Agency holding that CO2 and other GHG emissions are pollutants subject to regulation under the new motor vehicle provisions of the federal Clean Air Act. The case was remanded to the EPA for further rulemaking to determine whether GHG emissions may reasonably be anticipated to endanger public health or welfare, or in the alternative, provide a reasonable explanation why GHG emissions should not be regulated. In April 2009, the EPA issued a proposed determination finding that six GHGs in the atmosphere were pollutants under the Clean Air Act, the combination of the six GHGs formed air pollution, that this air pollution, through the mechanics of climate change, endangers public health and welfare, and that the emission of four of these GHGs by motor vehicles contributes to this air pollution and thereby the threat of climate change. Although this “endangerment finding” is in draft form and applies only to GHG emissions from motor vehicle engines, some of the GHGs that are the subject of the proposed endangerment finding are produced by the combustion of fossil fuels by other sources as well, including fossil-fueled electricity generation units. The public comment period for the proposed endangerment finding ended in June 2009. The EPA must now decide whether to issue a final endangerment finding, and whether it will proceed with the rulemaking process to promulgate regulations related to the finding. If such regulations are adopted, costs of compliance with such regulations could be material.

Oncor Technology Initiatives—Oncor continues to invest in technology initiatives that include development of a modernized grid through the replacement of existing meters with advanced digital metering equipment and development of advanced digital communication, data management, real-time monitoring and outage detection capabilities. This modernized grid is expected to produce electricity service reliability improvements and provide the potential for additional products and services from REPs that will enable businesses and consumers to better manage their electricity usage and costs. Oncor’s plans provide for the full deployment of over three million advanced meters by the end of 2012 to all residential and most non-residential retail electricity customers in Oncor’s service area. As of June 30, 2009, Oncor has installed approximately 240 thousand advanced digital meters, including approximately 200 thousand in the six months ended June 30, 2009. Cumulative capital expenditures for the deployment of the advanced meter system totaled $108 million as of June 30, 2009. In July 2009, Oncor’s advanced metering system completed its first 15-minute interval, billing-quality electricity consumption data reporting to the Texas market. The data, which makes it possible to support innovative new programs and pricing options, represented information technology integration of over 200,000 advanced meters.

In July 2009, Oncor applied to the US Department of Energy for approximately $317 million in stimulus funds to advance its modernized grid initiatives. The funds are available through the American Recovery and Reinvestment Act of 2009. Oncor expects to account for funds received, if any, as contributions in aid of construction, reducing the amount capitalized as property, plant and equipment. In its applications, Oncor requested:

•	$200 million to lower the cost for its advanced metering system initiative,

•	More than $58 million for telecommunications and network investments to support the modernized grid initiatives, and

•	More than $58 million for distribution automation to improve service and reliability.

Oncor Matters with the PUCT—See discussion of these matters, including the awarded construction of $1.3 billion of transmission lines and a rate case with the PUCT, below under “—Regulation and Rates.”

Results of Operations

Consolidated Financial Results—Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Reference is made to the comparisons of results by business segment that follow the discussion of consolidated results. The business segment comparisons provide additional detail and quantification of items affecting financial results.

Operating revenues decreased $609 million, or 21%, to $2.342 billion in 2009.

•	Operating revenues in the Competitive Electric segment decreased $622 million, or 24%, to $1.945 billion.

•	Operating revenues in the Regulated Delivery segment increased $27 million, or 4%, to $653 million.

•	Net intercompany sales eliminations increased $14 million reflecting higher sales by Oncor to REP subsidiaries of TCEH.

Fuel, purchased power costs and delivery fees decreased $716 million, or 51%, to $700 million in 2009. See discussion below in the analysis of Competitive Electric segment results of operations.

Net gain (loss) from commodity hedging and trading activities totaled $248 million in net losses in 2009 compared to $4.727 billion in net losses in 2008. Results in 2009 included unrealized mark-to-market net losses totaling $300 million, driven by the effect of an increase in forward market prices of natural gas on positions in the long-term hedging program. See discussion above under “—Business—Significant Activities and Events—Long-Term Hedging Program” and below in the analysis of Competitive Electric segment results of operations.

Operating costs increased $5 million, or 1%, to $395 million in 2009.

•	Operating costs in the Competitive Electric segment decreased $10 million, or 5%, to $174 million.

•	Operating costs in the Regulated Delivery segment increased $13 million, or 6%, to $221 million.

Depreciation and amortization increased $33 million, or 8%, to $423 million in 2009.

•	Depreciation and amortization in the Competitive Electric segment increased $21 million, or 8%, to $283 million.

•	Depreciation and amortization in the Regulated Delivery segment increased $11 million, or 9%, to $132 million.

SG&A expenses increased $23 million, or 9%, to $270 million in 2009.

•	SG&A expenses in the Competitive Electric segment increased $21 million, or 12%, to $192 million.

•	SG&A expenses in the Regulated Delivery segment increased $1 million, or 2%, to $44 million.

•	Corporate and Other SG&A expenses increased $1 million, or 3%, to $34 million.

Other income totaled $13 million in 2009 and $15 million in 2008, including $10 million and $11 million, respectively, in accretion of the fair value adjustment to certain regulatory assets due to purchase accounting. Other deductions totaled $7 million in 2009 and $26 million in 2008. See Note 13 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for details of other income and deductions.

Interest expense and related charges decreased $400 million to $431 million in 2009 reflecting a $460 million unrealized mark-to-market net gain related to interest rate swaps, which was partially offset by $44 million in noncash amortization of losses on interest rate swaps dedesignated as cash flow hedges in August 2008. The change in interest expense also reflected $34 million in higher average rates, offset by $10 million in lower average borrowings and $8 million in increased capitalized interest. See Note 13 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus.

Income tax benefit totaled $48 million in 2009 compared to an income tax benefit of $1.803 billion in 2008. The effective rates on losses were 25.7% and 35.1% in 2009 and 2008, respectively. The decrease in the benefit rate reflects higher interest accrued for uncertain tax positions on a significantly lower loss in 2009 compared to 2008.

Net loss decreased $3.192 billion to $139 million in 2009.

•	Results in the Competitive Electric segment increased $3.179 billion to a net loss of $78 million.

•	Earnings in the Regulated Delivery segment decreased $3 million to $82 million.

Corporate and Other net expenses totaled $143 million in 2009 and $159 million in 2008. The amounts in 2009 and 2008 include recurring interest expense on outstanding debt and notes payable to subsidiaries, as well as corporate general and administrative expenses. The decrease of $16 million reflects:

•

$8 million in interest income related to a collateral funding transaction with counterparties to certain interest rate swap agreements (see Note 4 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus), and

•	a $7 million increase in income tax benefit reflecting timing of recognition of state income tax expense, partially offset by an increase in interest accrued for uncertain tax positions.

Consolidated Financial Results—Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Reference is made to the comparisons of results by business segment that follow the discussion of consolidated results. The business segment comparisons provide additional detail and quantification of items affecting financial results.

Operating revenues decreased $824 million, or 16%, to $4.481 billion in 2009.

•	Operating revenues in the Competitive Electric segment decreased $839 million, or 18%, to $3.711 billion.

•	Operating revenues in the Regulated Delivery segment increased $25 million, or 2%, to $1.266 billion.

•	Net intercompany sales eliminations increased $10 million, reflecting higher sales by Oncor to REP subsidiaries of TCEH.

Fuel, purchased power costs and delivery fees decreased $936 million, or 42%, to $1.301 billion in 2009. See discussion below in the analysis of Competitive Electric segment results of operations.

Net gain (loss) from commodity hedging and trading activities totaled $880 million in net gains in 2009 compared to $6.293 billion in net losses in 2008. Results in 2009 included unrealized mark-to-market net gains totaling $749 million, driven by the effect of a decrease in forward market prices of natural gas on positions in the long-term hedging program. See discussion above under “—Business—Significant Activities and Events—Long-Term Hedging Program” and below in the analysis of Competitive Electric segment results of operations.

Operating costs increased $35 million, or 5%, to $783 million in 2009.

•	Operating costs in the Competitive Electric segment increased $1 million, or less than 1%, to $343 million.

•	Operating costs in the Regulated Delivery segment increased $34 million, or 8%, to $441 million.

Depreciation and amortization increased $45 million, or 6%, to $830 million in 2009.

•	Depreciation and amortization in the Competitive Electric segment increased $28 million, or 5%, to $559 million.

•	Depreciation and amortization in the Regulated Delivery segment increased $16 million, or 7%, to $258 million.

SG&A expenses increased $52 million, or 11%, to $516 million in 2009.

•	SG&A expenses in the Competitive Electric segment increased $38 million, or 12%, to $363 million.

•	SG&A expenses in the Regulated Delivery segment increased $5 million, or 6%, to $88 million.

•

Corporate and Other SG&A expenses increased $9 million, or 16%, to $65 million largely driven by $8 million in consulting expenses primarily associated with the transition of outsourced support services.

See Note 2 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for discussion of the $90 million additional impairment of goodwill.

Other income totaled $26 million in 2009 and $29 million in 2008, including $20 million and $22 million, respectively, in accretion of the fair value adjustment to certain regulatory assets due to purchase accounting. Other deductions totaled $18 million in 2009 and $42 million in 2008. See Note 13 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for details of other income and deductions.

Interest expense and related charges decreased $578 million to $1.096 billion in 2009 reflecting a $665 million unrealized mark-to-market net gain related to interest rate swaps, which was partially offset by $84 million in noncash amortization of losses on interest rate swaps dedesignated as cash flow hedges. Increased interest expense of $19 million due to higher average borrowings and $11 million due to higher average interest rates was largely offset by a $27 million increase in capitalized interest. See Note 13 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus.

Income tax expense totaled $285 million in 2009 compared to an income tax benefit of $2.463 billion in 2008. The effective rate on income in 2009 was 47.5% and the effective rate on a loss in 2008 was 34.9%. The increase in the rate reflects the non-deductible goodwill impairment in 2009 and a decrease in the lignite depletion deduction due to increased usage of purchased coal. In addition, higher interest accrued on uncertain tax positions increased the rate on income in 2009 and decreased the rate on a loss in 2008.

Results increased $4.915 billion to $315 million in net income in 2009.

•	Results in the Competitive Electric segment increased $4.953 billion to $479 million.

•	Earnings in the Regulated Delivery segment decreased $30 million to $140 million.

•

Corporate and Other net expenses totaled $304 million in 2009 and $296 million in 2008. The amounts in 2009 and 2008 include recurring interest expense on outstanding debt and notes payable to subsidiaries, as well as corporate general and administrative expenses. The increase of $8 million reflected the $20 million goodwill impairment discussed above, partially offset by $9 million in interest income related to a collateral funding transaction with counterparties to certain interest rate swap agreements (see Note 4 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus).

Competitive Electric Segment

Financial Results

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Operating revenues	$1,945	$2,567	$3,711	$4,550
Fuel, purchased power costs and delivery fees	(957)	(1,658)	(1,800)	(2,723)
Net gain (loss) from commodity hedging and trading activities	(248)	(4,727)	880	(6,293)
Operating costs	(174)	(184)	(343)	(342)
Depreciation and amortization	(283)	(262)	(559)	(531)
Selling, general and administrative expenses	(192)	(171)	(363)	(325)
Franchise and revenue-based taxes	(22)	(24)	(46)	(49)
Impairment of goodwill	—	—	(70)	—
Other income	2	3	5	6
Other deductions	(5)	(17)	(16)	(27)
Interest income	12	15	19	26
Interest expense and related charges	(191)	(599)	(617)	(1,219)

Income (loss) before income taxes	(113)	(5,057)	801	(6,927)

Income tax (expense) benefit	35	1,800	(322)	2,453

Net income (loss)	$(78)	$(3,257)	$479	$(4,474)

Competitive Electric Segment

Sales Volume and Customer Count Data

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2009	2008		2009	2008
Sales volumes:
Retail electricity sales volumes—(GWh):
Residential	7,084	6,941	2.1	12,964	13,055	(0.7)
Small business (a)	1,908	1,867	2.2	3,629	3,561	1.9
Large business and other customers	3,551	3,574	(0.6)	6,857	6,913	(0.8)

Total retail electricity	12,543	12,382	1.3	23,450	23,529	(0.3)
Wholesale electricity sales volumes	10,262	12,568	(18.3)	20,053	23,058	(13.0)
Net sales (purchases) of balancing electricity to/from ERCOT	(112)	(1,236)	—	(265)	(1,480)	—

Total sales volumes	22,693	23,714	(4.3)	43,238	45,107	(4.1)

Average volume (kWh) per retail customer (b):
Residential	3,688	3,700	(0.3)	6,777	6,987	(3.0)
Small business	6,891	6,877	0.2	13,126	13,011	0.9

Weather (service territory average)—percent of normal (c):
Cooling degree days	105.6%	120.8%	(12.6)	110.6%	123.8%	(10.7)
Heating degree days	112.9%	90.9%	24.2	89.3%	93.9%	(4.9)

Customer counts:
Retail electricity customers (end of period and in thousands) (d):
Residential				1,911	1,880	1.6
Small business (a)				279	274	1.8
Large business and other customers				21	28	(25.0)

Total retail electricity customers				2,211	2,182	1.3

(a)	Customers with demand of less than 1 MW annually.
(b)	Calculated using average number of customers for the period.
(c)	Weather data is obtained from Weatherbank, Inc., an independent company that collects and archives weather data from reporting stations of the National Oceanic and Atmospheric Administration (a federal agency under the US Department of Commerce).
(d)	Based on number of meters. Typically, large business and other customers have more than one meter; therefore, number of meters does not reflect the number of individual customers. June 30, 2008 amounts reflect a reclassification of 19 thousand meters from residential to small business to conform to current presentation.

Competitive Electric Segment

Revenue and Commodity Hedging and Trading Activities

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2009	2008		2009	2008
Operating revenues:
Retail electricity revenues:
Residential	$984	$937	5.0	$1,776	$1,708	4.0
Small business (a)	295	274	7.7	558	518	7.7
Large business and other customers	310	379	(18.2)	625	695	(10.1)

Total retail electricity revenues	1,589	1,590	(0.1)	2,959	2,921	1.3
Wholesale electricity revenues (b)	314	1,037	(69.7)	663	1,663	(60.1)
Net sales (purchases) of balancing electricity to/from ERCOT	(22)	(148)	85.1	(45)	(184)	75.5
Amortization of intangibles (c)	1	(11)	—	(10)	(41)	75.6
Other operating revenues	63	99	(36.4)	144	191	(24.6)

Total operating revenues	$1,945	$2,567	(24.2)	$3,711	$4,550	(18.4)

Commodity hedging and trading activities:
Unrealized net gains (losses) from changes in fair value	$(265)	$(4,768)	—	$890	$(6,305)	—
Unrealized net (gains) losses representing reversals of previously recognized fair values of positions settled in the current period	(35)	(31)	(12.9)	(141)	(88)	(60.2)
Realized net gains (losses) on settled positions	52	72	(27.8)	131	100	31.0

Total gain (loss)	$(248)	$(4,727)	—	$880	$(6,293)	—

(a)	Customers with demand of less than 1 MW annually.
(b)	Upon settlement of physical derivative power sales and purchase contracts that are accounted for on a mark-to-market basis, wholesale electricity revenues and natural gas fuel and purchase power expense are reported at approximated market prices instead of the contract price, as required by accounting rules. As a result, physically settled contract amounts include a noncash component, which the company refers to as “unrealized.” For the three months ended June 30, 2009 and 2008, these amounts totaled $63 million in net losses and $79 million in net gains, respectively, reported in wholesale electricity revenues, and $43 million in net gains and $49 million in net losses, respectively, reported in natural gas fuel and purchased power expense. For the six months ended June 30, 2009 and 2008, these amounts totaled $123 million in net losses and $79 million in net gains, respectively, reported in wholesale electricity revenues, and $84 million in net gains and $49 million in net losses, respectively, reported in natural gas fuel and purchased power expense.
(c)	Represents amortization of the intangible net asset value of retail and wholesale power sales agreements resulting from purchase accounting.

Competitive Electric Segment

Production, Purchased Power and Delivery Cost Data

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2009	2008		2009	2008
Fuel, purchased power costs and delivery fees ($ millions):
Nuclear fuel	$29	$21	38.1	$58	$44	31.8
Lignite/coal	147	158	(7.0)	299	313	(4.5)

Total baseload fuel	176	179	(1.7)	357	357	—
Natural gas fuel and purchased power (a)	302	966	(68.7)	521	1,371	(62.0)
Amortization of intangibles (b)	70	77	(9.1)	140	159	(11.9)
Other costs	49	114	(57.0)	107	210	(49.0)

Fuel and purchased power costs	597	1,336	(55.3)	1,125	2,097	(46.4)
Delivery fees (c)	360	322	11.8	675	626	7.8

Total	$957	$1,658	(42.3)	$1,800	$2,723	(33.9)

Fuel and purchased power costs (which excludes generation plant operating costs) per MWh:
Nuclear fuel	$5.68	$4.69	21.1	$5.62	$4.65	20.9
Lignite/coal (d)	16.03	16.62	(3.5)	16.47	16.09	2.4
Natural gas fuel and purchased power	39.31	93.78	(58.1)	41.14	83.11	(50.5)

Delivery fees per MWh	$28.44	$25.83	10.1	$28.51	$26.30	8.4

Production and purchased power volumes (GWh):
Nuclear	5,103	4,531	12.6	10,293	9,452	8.9
Lignite/coal	10,450	10,505	(0.5)	20,705	21,457	(3.5)

Total baseload generation	15,553	15,036	3.4	30,998	30,909	0.3
Natural gas-fueled generation	775	1,192	(35.0)	1,033	1,718	(39.9)
Purchased power	6,904	9,105	(24.2)	11,633	14,775	(21.3)

Total energy supply	23,232	25,333	(8.3)	43,664	47,402	(7.9)
Line loss and power imbalances	539	1,619	(66.7)	426	2,295	(81.4)

Net energy supply volumes	22,693	23,714	(4.3)	43,238	45,107	(4.1)

Baseload capacity factors (%):
Nuclear	101.8%	90.3%	12.7	103.2%	94.2%	9.6
Lignite/coal	82.0%	82.1%	(0.1)	81.7%	84.0%	(2.7)
Total baseload	87.6%	84.4%	3.8	87.8%	86.9%	1.0

(a)	See note (b) on previous page.
(b)	Represents amortization of the intangible net asset values of emission credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel resulting from purchase accounting.
(c)	Includes delivery fee charges from Oncor that are eliminated in consolidation.
(d)	Includes depreciation and amortization of lignite mining assets, which is reported in the depreciation and amortization expense line item, but is part of overall fuel costs.

Competitive Electric Segment—Financial Results—Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Operating revenues decreased $622 million, or 24%, to $1.945 billion in 2009.

Wholesale electricity revenues decreased $723 million, or 70%, as compared to 2008, when wholesale revenues increased 94%. Volatility in wholesale revenues and purchased power costs reflects movements in natural gas prices, as lower natural gas prices in 2009 drove a 63% decline in average wholesale electricity sales prices. Reported wholesale revenues and purchased power costs also reflect changes in volumes of bilateral contracting activity entered into to mitigate the effects of demand volatility and congestion. Results in 2009 reflect lower demand volatility and a decline in congestion, which drove an 18% decrease in sales volumes. Realized gains in 2009 on hedging activities mitigated the effect of lower wholesale electricity prices (see discussion of results from commodity hedging and trading activities below).

Retail electricity revenues of $1.589 billion in 2009 represented a decline of $1 million from 2008 and reflected the following:

•

Lower average pricing, principally in the contract business markets, contributed $22 million to the revenue decline. The change in average pricing reflected lower average contracted business rates driven by lower wholesale electricity prices, partially offset by higher average pricing in the residential and non-contract business markets resulting from advanced meter surcharges as well as changes in customer mix.

•

A one percent increase in retail sales volumes increased revenues by $21 million. Volume increases of 2% in both the residential and small business markets reflected higher customer counts, while large business market volumes decreased 1% due to general economic conditions, somewhat offset by customer mix.

•	Total retail electricity customer count at June 30, 2009 increased one percent from June 30, 2008 driven by a two percent increase in the residential and small business markets.

In July 2009, we announced retail residential price reductions of as much as 15% applicable to over 250,000 existing customers on month-to-month plans as well as reductions on offerings for new customers. The price reductions, which are effective in August 2009, reflect declines in wholesale electricity prices.

Bilateral electricity contracting activity includes hedging transactions that utilize contracts for physical delivery. Wholesale sales and purchases of electricity are reported gross in the income statement if the transactions are scheduled for physical delivery with ERCOT.

Wholesale balancing activity represents intraday purchases and sales transactions with ERCOT for real-time balancing purposes, as measured in 15-minute intervals, which are highly variable and in 2009 reflected reduced volatility and congestion, in part due to actions taken by ERCOT.

Other operating revenues decreased $36 million, or 36%, to $63 million in 2009 due to the effect of lower natural gas prices and lower volumes on sales of natural gas to retail industrial customers.

The change in operating revenues also reflected a $12 million reduction in amortization of intangible assets arising in purchase accounting.

Fuel, purchased power costs and delivery fees decreased $701 million, or 42%, to $957 million in 2009. This decrease was driven by lower purchased power costs due to the effect of lower natural gas prices, decreased demand volatility and reduced congestion as discussed above regarding wholesale revenues. Lower costs of replacement power during unplanned generation unit repair outages resulted in improved margin. Other factors contributing to lower fuel and purchased power costs included lower natural gas-fueled generation and lower related fuel costs ($150 million), the effect of lower natural gas prices and volumes on natural gas purchased for sale to retail industrial customers ($47 million) and lower amortization of intangible assets arising in purchase accounting ($7 million).

Overall baseload generation production increased 3% in 2009 reflecting a 13% increase in nuclear production, partially offset by a 1% decrease in lignite/coal-fueled production. The increase in nuclear production, which reflects a refueling outage in 2008, resulted in improved margin.

Net gain (loss) from commodity hedging and trading activities include realized and unrealized gains and losses associated with financial instruments used for commodity hedging and trading purposes, as well as gains and losses on physical sales and purchases of commodities for trading and hedging purposes. A substantial majority of the commodity hedging activities are intended to mitigate the risk of commodity price movements on future revenues and involve natural gas positions entered into as part of the long-term hedging program. The results of these activities have been volatile because of the effects of movements in forward natural gas prices on unrealized mark-to-market valuations. Following is an analysis of amounts reported as net gain (loss) from commodity hedging and trading activities for the three months ended June 30, 2009 and 2008:

Three Months Ended June 30, 2009—Unrealized mark-to-market net losses totaling $300 million included:

•

$328 million in net losses related to hedge positions, which includes $272 million in net losses from changes in fair value, a $3 million day one loss related to a commodity hedging position (see Note 7 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus) and $53 million in net losses that represent reversals of previously recorded fair values of positions settled in the period, and

•

$28 million in net gains related to trading positions, which includes $10 million in net gains from changes in fair value and $18 million in net gains that represent reversals of previously recorded fair values of positions settled in the period.

Realized net gains totaling $52 million include:

•	$64 million in net gains related to positions that primarily hedged electricity revenues recognized in the period, and

•	$12 million in net losses related to trading positions.

Three Months Ended June 30, 2008—Unrealized mark-to-market net losses totaling $4.799 billion include:

•

$4.754 billion in net losses related to hedge positions, which includes $4.752 billion in net losses from changes in fair values and $2 million in net losses that represent reversals of previously recorded fair values of positions settled in the period;

•

$39 million in “day one” losses related to large hedge positions (see Note 7 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus), and

•

$4 million in net losses related to trading positions, which includes $25 million in net gains from changes in fair value and $29 million in net losses that represent reversals of previously recorded fair values of positions settled in the period.

Realized net gains totaling $72 million include:

•	$44 million in net gains related to positions that offset hedged electricity revenues and fuel and purchased power costs recognized in the period, and

•	$29 million in net gains related to trading positions.

Operating costs decreased $10 million, or 5%, to $174 million in 2009. The decrease reflected $13 million in 2008 maintenance costs incurred for a planned nuclear generation unit outage and a $4 million decrease in property taxes, partially offset by $5 million in operational readiness costs incurred in preparation for new lignite-fueled plant start-up and $2 million in higher maintenance costs incurred during lignite-fueled outages in 2009.

Depreciation and amortization increased $21 million, or 8%, to $283 million in 2009. The increase represents incremental amortization expense related to the intangible value of retail customer relationships ($10 million), increased lignite/coal-fueled plant depreciation and increased mining-related asset retirement obligations, partially offset by lower natural gas plant depreciation resulting from the natural gas plant impairment in late 2008.

SG&A expenses increased $21 million, or 12%, to $192 million in 2009. The increase reflected $11 million in higher transition costs associated with implementing a new customer information management system and insourcing call center operations, $7 million in higher retail bad debt expense and $1 million in costs related to the nuclear generation development joint venture.

Interest income decreased $3 million, or 20%, to $12 million in 2009 reflecting lower average loans to affiliates.

Interest expense and related charges decreased by $408 million, or 68%, to $191 million in 2009 reflecting a $460 million unrealized mark-to-market gain related to interest rate swaps, which was partially offset by $44 million in noncash amortization of losses on interest rate swaps dedesignated as cash flow hedges in August 2008. The change in interest expense also reflected $31 million in higher average interest rates, partially offset by $16 million in lower average borrowings and $7 million in increased capitalized interest.

Income tax benefit totaled $35 million in 2009 compared to income tax benefit of $1.8 billion in 2008. The effective benefits rates were 31.0% in 2009 and 35.6% in 2008. The rate decrease reflects higher interest accrued for uncertain tax positions on a significantly lower loss in 2009.

Results improved $3.179 billion to net loss of $78 million in 2009, driven by the decrease in unrealized mark-to-market net losses related to commodity hedging activities and the unrealized net gains related to interest rate swaps.

Competitive Electric Segment—Financial Results—Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Operating revenues decreased $839 million, or 18%, to $3.711 billion in 2009.

Wholesale electricity revenues decreased $1.0 billion, or 60%, as compared to 2008 when revenues increased 69%. Volatility in wholesale revenues and purchased power costs reflects movements in natural gas prices, as lower natural gas prices in 2009 drove a 54% decline in average wholesale electricity sales prices. Reported wholesale revenues and purchased power costs also reflect changes in volumes of bilateral contracting activity entered into to mitigate the effects of demand volatility and congestion. Results in 2009 reflect lower demand volatility and a decline in congestion, which drove a 13% decline in wholesale sales volumes. Realized gains in 2009 on hedging activities mitigated the effect of lower wholesale electricity prices (see discussion of results from commodity hedging and trading activities below).

A $38 million, or 1%, increase in retail electricity revenues reflected the following:

•

Higher average pricing, principally in residential and non-contract business markets, contributed $48 million to the revenue increase. The change in average pricing reflected price increases due to higher contracted power supply costs and higher delivery fees resulting from advanced meter surcharges, as well as changes in customer mix.

•

A slight decline in retail sales volumes reduced revenues by $10 million. Residential volumes declined 1% as the effect on usage of a decrease in cooling and heating degree days was partially offset by higher customer counts. Small business volumes increased 2% on higher customer counts, while large business market volumes decreased 1% due to general economic conditions, somewhat offset by customer mix.

Bilateral electricity contracting activity includes hedging transactions that utilize contracts for physical delivery. Wholesale sales and purchases of electricity are reported gross in the income statement if the transactions are scheduled for physical delivery with ERCOT.

Wholesale balancing activity represents intraday purchases and sales transactions with ERCOT for real-time balancing purposes, as measured in 15-minute intervals, which are highly variable and in 2009 reflected reduced volatility and congestion, in part due to actions taken by ERCOT.

Other operating revenues decreased $47 million, or 25%, to $144 million in 2009 due to the effect of lower natural gas prices and volumes on sales of natural gas to retail industrial customers.

The change in operating revenues also reflected a $31 million reduction in amortization of intangible assets arising in purchase accounting.

Fuel, purchased power costs and delivery fees decreased $923 million, or 34%, to $1.8 billion in 2009. This decrease was driven by lower purchased power costs due to the effect of lower natural gas prices, decreased demand volatility and reduced congestion as discussed above regarding wholesale revenues. Lower costs of replacement power during unplanned generation unit repair outages contributed to improved margin. Other factors contributing to lower fuel and purchased power costs included lower natural gas-fueled generation and lower related fuel costs ($189 million), the effect of lower natural gas prices on natural gas purchased for sale to retail industrial customers ($77 million) and lower amortization of intangible assets arising in purchase accounting ($19 million).

Overall baseload generation production increased slightly in 2009 reflecting a 9% increase in nuclear production, partially offset by a 4% decrease in lignite/coal-fueled production. The increase in nuclear production, which reflects a refueling outage in 2008, resulted in improved margin. The decrease in lignite/coal-fueled production reflected reductions during certain periods when power could be purchased in the wholesale market at prices below production costs, which was largely due to lower natural gas prices and higher wind generation availability, partially offset by lower maintenance and repair outages.

Following is an analysis of amounts reported as net gain (loss) from commodity hedging and trading activities for the six months ended June 30, 2009 and 2008:

Six Months Ended June 30, 2009—Unrealized mark-to-market net gains totaling $749 million included:

•

$754 million in net gains related to hedge positions, which includes $892 million in net gains from changes in fair value, a $3 million day one loss related to a commodity hedging position (see Note 7 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus) and $135 million in net losses that represent reversals of previously recorded fair values of positions settled in the period, and

•

$5 million in net losses related to trading positions, which includes $1 million in net gains from changes in fair value and $6 million in net losses that represent reversals of previously recorded fair values of positions settled in the period.

Realized net gains totaling $131 million include:

•	$137 million in net gains related to positions that primarily hedged electricity revenues recognized in the period, and

•	$6 million in net losses related to trading positions.

Six Months Ended June 30, 2008—Unrealized mark-to-market net losses totaling $6.393 billion include:

•

$6.337 billion in net losses related to hedge positions, which includes $6.318 billion in net losses from changes in fair values and $19 million in net losses that represent reversals of previously recorded fair values of positions settled in the period;

•

$58 million in “day one” losses related to large hedge positions (see Note 7 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus), and

•

$6 million in net gains related to trading positions, which includes $75 million in net gains from changes in fair value and $69 million in net losses that represent reversals of previously recorded fair values of positions settled in the period.

Realized net gains totaling $100 million include:

•	$29 million in net gains related to hedge positions that offset hedged electricity revenues and fuel and purchased power costs recognized in the period, and

•	$71 million in net gains related to trading positions.

Operating costs increased $1 million, or less than 1%, to $343 million in 2009. The increase reflected $10 million in higher maintenance costs incurred during planned and unplanned lignite-fueled plant outages in 2009, $9 million in operational readiness costs incurred in preparation for new lignite-fueled plant start-up and $4 million related to timing and scope of nuclear and natural gas-fueled plant base maintenance costs, partially offset by the effect of $22 million in 2008 maintenance costs incurred for a planned nuclear generation unit outage.

Depreciation and amortization increased $28 million, or 5%, to $559 million in 2009. The increase represents incremental amortization expense related to the intangible value of retail customer relationships ($18 million), increased lignite/coal-fueled plant depreciation and increased mining-related reclamation obligations depreciation, partially offset by lower natural gas plant depreciation resulting from the natural gas plant impairment in late 2008.

SG&A expenses increased $38 million, or 12%, to $363 million in 2009. The increase reflected $18 million in higher transition costs associated with the implementation of a new retail customer information management system and insourcing call center operations, $11 million in higher retail bad debt expense, $4 million in higher employee-related expenses in wholesale operations and $3 million in costs related to the nuclear generation development joint venture.

See Note 2 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for discussion of the additional impairment of goodwill of $70 million.

Other income totaled $5 million in 2009 and $6 million in 2008. Other deductions totaled $16 million in 2009 and $27 million in 2008. See Note 13 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for more details.

Interest income decreased $7 million, or 27%, to $19 million in 2009 reflecting lower average loans to affiliates.

Interest expense and related charges decreased by $602 million, or 49%, to $617 million in 2009 reflecting a $665 million unrealized mark-to-market net gain related to interest rate swaps, which was partially offset by $84 million in noncash amortization of losses on interest rate swaps dedesignated as cash flow hedges. The change in interest expense also reflected $27 million in increased capitalized interest and $6 million in lower average rates, partially offset by $12 million in higher average borrowings. Lower average interest rates reflected higher borrowings under credit facilities and the benefits of interest rate basis swaps.

Income tax expense totaled $322 million in 2009 compared to an income tax benefit of $2.453 billion in 2008. The effective rate was 40.2% on income in 2009 and 35.4% on a loss in 2008. The increase in the rate reflected the non-deductible goodwill impairment in 2009 and a decrease in the lignite depletion deduction due to increased usage of purchased coal. The rate increase also reflected higher interest accrued for uncertain tax positions on income in 2009 compared to a loss in 2008.

Results increased $4.953 billion to net income of $479 million in 2009, driven by unrealized mark-to-market net gains related to commodity hedging activities, compared to unrealized net losses in 2008, and unrealized mark-to-market net gains related to interest rate swaps, partially offset by a charge for the impairment of goodwill.

Regulated Delivery Segment

Financial Results

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Operating revenues	$653	$626	$1,266	$1,241
Operating costs	(221)	(208)	(441)	(407)
Depreciation and amortization	(132)	(121)	(258)	(242)
Selling, general and administrative expenses	(44)	(43)	(88)	(83)
Franchise and revenue-based taxes	(58)	(58)	(118)	(119)
Other income	10	11	20	22
Other deductions	(1)	(8)	(4)	(15)
Interest income	10	11	19	22
Interest expense and related charges	(87)	(73)	(171)	(149)

Income before income taxes	130	137	225	270
Income tax expense (a)	(48)	(52)	(85)	(100)

Net income	$82	$85	$140	$170

(a)	Effective with the sale of noncontrolling interests (see Note 6 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus), Oncor is taxed as a partnership and thus not subject to income taxes; however, subsequent to the sale, Oncor reflects a “provision in lieu of income taxes,” and the results of segments are evaluated as if they were stand-alone entities filing income tax returns.

Operating Data

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2009	2008		2009	2008
Operating statistics:
Electric energy billed volumes (GWh)	23,944	25,593	(6.4)	48,171	51,248	(6.0)

Reliability statistics (a):
System Average Interruption Duration Index (SAIDI) (nonstorm)				80.2	85.3	(6.0)
System Average Interruption Frequency Index (SAIFI) (nonstorm)				1.1	1.2	(8.3)
Customer Average Interruption Duration Index (CAIDI) (nonstorm)				72.9	73.9	(1.4)

Electricity points of delivery (end of period and in thousands):
Electricity distribution points of delivery (based on number of meters)				3,137	3,108	0.9

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2009	2008		2009	2008
Operating revenues:
Electricity distribution revenues (b):
Affiliated (TCEH)	$246	$241	2.1	$474	$483	(1.9)
Nonaffiliated	324	307	5.5	626	605	3.5

Total distribution revenues	570	548	4.0	1,100	1,088	1.1
Third-party transmission revenues	75	69	8.7	149	135	10.4
Other miscellaneous revenues	8	9	(11.1)	17	18	(5.6)

Total operating revenues	$653	$626	4.3	$1,266	$1,241	2.0

(a)	SAIDI is the average number of minutes electric service is interrupted per consumer in a year. SAIFI is the average number of electric service interruptions per consumer in a year. CAIDI is the average duration in minutes per electric service interruption in a year. The statistics presented are based on twelve months ended June 30, 2009 and 2008 data.
(b)	Includes transition charge revenue associated with the issuance of securitization bonds totaling $37 million and $34 million for the three months ended June 30, 2009 and 2008, respectively, and $69 million and $68 million for the six months ended June 30, 2009 and 2008, respectively. Also includes disconnect/reconnect fees and other discretionary revenues for services requested by REPs.

Financial Results—Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Operating revenues increased $27 million, or 4%, to $653 million in 2009. The increase reflected:

•	$12 million from increased distribution tariffs to recover higher transmission costs;

•	$5 million in higher transmission revenues primarily due to a rate increase to recover ongoing investment in the transmission system;

•	an estimated $4 million impact of growth in points of delivery;

•	$4 million in higher charges to REPs related to transition bonds (with a related increase in amortization of the related regulatory asset), and

•

$4 million from a surcharge to recover advanced metering deployment costs and $2 million from a surcharge to recover additional energy efficiency costs, both of which became effective with the January 2009 billing cycle, partially offset by an estimated $6 million in lower average consumption primarily due to the effects of milder weather and general economic conditions.

Operating costs increased $13 million, or 6%, to $221 million in 2009. The increase reflected $12 million in higher fees paid to other transmission entities and $2 million in costs related to programs designed to improve customer electricity demand efficiencies, both of which have related revenue increases.

Depreciation and amortization increased $11 million, or 9%, to $132 million in 2009. The increase reflected $7 million in higher depreciation due to ongoing investments in property, plant and equipment and $4 million in higher amortization of the regulatory assets associated with the securitization bonds (with a related increase in revenues).

SG&A expenses increased $1 million, or 2%, to $44 million in 2009. The increase reflected higher professional fees driven by outsourcing transitions and CREZ development and losses on certain benefit plan investments, largely offset by a $3 million one-time reversal of bad debt expense due to the PUCT’s finalization of the Certification of Retail Electric Providers rule in April 2009. Write-offs of uncollectible amounts owed by nonaffiliated REPs are deferred as a regulatory asset (see “—Regulation and Rates”).

Other income totaled $10 million in 2009 and $11 million in 2008. The amounts reflected accretion of an adjustment (discount) to regulatory assets resulting from purchase accounting. See “Oncor’s Regulatory Assets and Liabilities” in Note 13 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for additional information.

Other deductions totaled $1 million in 2009 and $8 million in 2008. The 2008 amount included costs totaling $7 million associated with the 2006 settlement with certain cities related to rates.

Interest income decreased $1 million, or 9%, to $10 million in 2009. The decline reflected a decrease in reimbursement of transition bond interest from TCEH reflecting lower remaining principal amounts of the bonds.

Interest expense increased $14 million, or 19%, to $87 million in 2009. The increase reflected $8 million due to higher average interest rates, which was driven by refinancing of short-term borrowings with $1.5 billion of senior secured notes issued in September 2008. The majority of the proceeds of the September 2008 notes issuance was used to pay outstanding short-term borrowings under Oncor’s credit facility. The increase also reflected $5 million in higher average borrowings, reflecting ongoing capital investments.

Income tax expense totaled $48 million in 2009 compared to $52 million in 2008. The effective rate decreased to 36.9% in 2009 from 38.0% in 2008. The decreased rate was driven by the effect of investment gains and losses on certain employee benefit plans, which are excluded in determining taxable income.

Net income decreased $3 million, or 4%, to $82 million in 2009 driven by the effect of lower average consumption on revenues as well as increased interest expense.

Financial Results—Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Operating revenues increased $25 million, or 2%, to $1.266 billion in 2009. The increase reflected:

•	$21 million from increased distribution tariffs to recover higher transmission costs;

•	$15 million in higher transmission revenues primarily due to a rate increase to recover ongoing investment in the transmission system;

•	an estimated $8 million impact of growth in points of delivery, and

•

$6 million from a surcharge to recover advanced metering deployment costs and $5 million from a surcharge to recover additional energy efficiency costs, both of which became effective with the January 2009 billing cycle, partially offset by an estimated $25 million in lower average consumption primarily due to the effects of milder weather and general economic conditions.

Operating costs increased $34 million, or 8%, to $441 million in 2009. The increase reflected $26 million in higher fees paid to other transmission entities and $5 million in costs related to programs designed to improve customer electricity demand efficiencies, both of which have related revenue increases. The increase also includes $3 million in labor costs to meet enhanced service terms and conditions

Depreciation and amortization increased $16 million, or 7%, to $258 million in 2009. The increase reflected higher depreciation due to ongoing investments in property, plant and equipment.

SG&A expenses increased $5 million, or 6%, to $88 million in 2009. The increase reflected $4 million in higher professional fees driven primarily by outsourcing transition and CREZ development and $3 million in losses on certain benefit plans, partially offset by a $3 million one-time reversal of bad debt expense due to the PUCT’s finalization of the Certification of Retail Electric Providers rule in April 2009.

Other income totaled $20 million in 2009 and $22 million in 2008. The amounts reflected accretion of an adjustment (discount) to regulatory assets resulting from purchase accounting. See “Oncor’s Regulatory Assets and Liabilities” in Note 13 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for additional information.

Other deductions totaled $4 million in 2009 and $15 million in 2008. The 2009 and 2008 amounts included costs totaling $1 million and $13 million, respectively, associated with the 2006 settlement with certain cities related to rates.

Interest income decreased $3 million, or 14%, to $19 million in 2009. The decline reflected a decrease in reimbursement of transition bond interest from TCEH reflecting lower remaining principal amounts of the bonds and lower investment gains on assets held for employee benefit plans.

Interest expense increased $22 million, or 15%, to $171 million in 2009. The increase reflected $12 million due to higher average interest rates, which was driven by refinancing of short-term borrowings with $1.5 billion of senior secured notes issued in September 2008. The majority of the proceeds of the September 2008 notes issuance was used to pay outstanding short-term borrowings under Oncor’s credit facility. The increase also included a $10 million effect of higher average borrowings, reflecting ongoing capital investments.

Income tax expense totaled $85 million in 2009 compared to $100 million in 2008. The effective rate increased to 37.8% in 2009 from 37.0% in 2008. The increased rate was driven by the effect of investment gains and losses on certain employee benefit plans, which are excluded in determining taxable income.

Net income decreased $30 million, or 18%, to $140 million in 2009 driven by the effect of lower average consumption on revenues as well as increased interest expense.

Energy-Related Commodity Contracts and Mark-to-Market Activities

The table below summarizes the changes in commodity contract assets and liabilities for the six months ended June 30, 2009. The net change in these assets and liabilities totaling $709 million, excluding “other activity” as described below, represents the pretax effect on earnings of positions in the commodity contract portfolio that are marked-to-market in net income (see Note 7 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus). These positions represent both economic hedging and trading activities.

Six Months Ended June 30, 2009
Commodity contract net asset (liability) at beginning of period	$430
Settlements of positions (a)	(181)
Unrealized mark-to-market valuations due to changes in fair value (b)	890
Other activity (c)	40

Commodity contract net asset (liability) at end of period (d)	$1,179

(a)	Represents reversals of previously recognized unrealized gains and losses upon settlement (offsets realized gains and losses recognized in the settlement period).
(b)	Primarily represents mark-to-market effects of positions in the long-term hedging program (see discussion above under “—Business—Significant Activities and Events—Long-Term Hedging Program”).
(c)	This amount does not represent unrealized gains or losses. Includes initial values of positions involving the receipt or payment of cash or other consideration.
(d)	Excludes $12 million net liability associated with positions accounted for as cash flow hedges, including amounts reported in accumulated other comprehensive income related to transactions that have been dedesignated as cash flow hedges. See Note 7 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for additional discussion of commodity contracts assets and liabilities.

In addition to the effect on net income of recording unrealized mark-to-market gains and losses that are reflected in the table above, similar effects arise in the recording of unrealized ineffectiveness gains and losses associated with commodity-related positions accounted for as cash flow hedges. These effects on net income, which include reversals of previously recorded unrealized ineffectiveness gains and losses to offset realized gains and losses upon settlement, are reflected in the balance sheet as changes in cash flow hedge and other derivative assets and liabilities (see Note 7 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus). The total pretax effect of recording unrealized gains and losses in net income related to commodity contracts under SFAS 133 is summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Unrealized gains/(losses) related to contracts marked-to-market	$(321)	$(4,767)	$709	$(6,359)
Ineffectiveness gains/losses related to cash flow hedges	1	(2)	1	(4)

Total unrealized gains (losses) related to commodity contracts	$(320)	$(4,769)	$710	$(6,363)

The following table presents the net commodity contract asset arising from recognition of fair values under mark-to-market accounting as of June 30, 2009, scheduled by the source of fair value and contractual settlement dates of the underlying positions.

	Maturity dates of unrealized commodity contract asset at June 30, 2009
Source of fair value	Less than 1 year	1-3 years	4-5 years	Excess of 5 years	Total
Prices actively quoted	$(147)	$(84)	$(3)	$—	$(234)
Prices provided by other external sources	868	607	4	—	1,479
Prices based on models	(9)	(24)	71	(104)	(66)

Total	$712	$499	$72	$(104)	$1,179

Percentage of total fair value	61%	42%	6%	(9)%	100%

The “prices actively quoted” category reflects only exchange traded contracts for which active quotes are readily available. The “prices provided by other external sources” category represents forward commodity positions valued using prices for which over-the-counter broker quotes are available. Over-the-counter quotes for power in ERCOT (excluding the West zone) generally extend through 2014 and over-the-counter quotes for natural gas generally extend through 2015, depending upon delivery point. The “prices based on models” category contains the value of all nonexchange traded options, valued using option pricing models. In addition, this category contains other contractual arrangements that may have both forward and option components, as well as other contracts that are valued using proprietary long-term pricing models that utilize certain market based inputs. See Note 8 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for fair value disclosures required under SFAS 157 and for discussion of fair value measurements.

Financial Conditions

Liquidity And Capital Resources

Cash Flows—Cash provided by operating activities for the six months ended June 30, 2009 totaled $504 million compared to cash used of $1.900 billion in the six months ended June 30, 2008. The increase in cash provided of $2.404 billion reflected:

•	a $2.101 billion favorable change in margin deposits primarily due to the effect of lower forward natural gas prices on positions in the long-term hedging program;

•	a $238 million decrease in cash interest paid due to the payment of approximately $233 million of interest with new notes as discussed under “—PIK Interest Election” below, and

•	a $78 million decrease in cash income taxes paid,

partially offset by a $115 million prepayment of lease obligations funded with previously restricted cash as discussed in Note 4 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus.

Cash provided by financing activities decreased $3.019 billion as summarized below and reflected lower borrowing to support margin deposits:

	Six Months Ended June 30,
	2009	2008
Net repayments, repurchases and issuances of borrowings	$408	$3,408
Net issuances of common stock	—	33
Net contributions from and distributions to noncontrolling interests	15	—
Other	21	22

Total provided by financing activities	$444	$3,463

Cash used in investing activities decreased $61 million as summarized below:

	Six Months Ended June 30,
	2009	2008
Capital expenditures, including nuclear fuel	$(1,343)	$(1,564)
Redemption of investment held in money market fund	142	—
Investment posted with counterparty (Note 4)	(400)	—
Change in restricted cash	129	(142)
Proceeds from sale of assets	1	46
Other	(7)	6

Total used in investing activities	$(1,478)	$(1,654)

The decline in capital spending for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008 primarily reflected a decrease in spending related to the construction of new generation facilities, which is nearing completion, partially offset by capital expenditures for advanced metering deployment.

Depreciation and amortization expense reported in the statement of cash flows exceeds the amount reported in the statement of income by $299 million and $252 million for the six months ended June 30, 2009 and 2008, respectively. The differences represent amortization of intangible net assets and debt fair value discounts arising from purchase accounting that is reported in various other income statement line items including operating revenues, fuel and purchased power costs and delivery fees, other income and interest expense and related charges. The differences also reflect the amortization of nuclear fuel, which is reported as fuel cost in the statement of income consistent with industry practice. In addition, the differences reflect the amortization of losses on dedesignated cash flow hedges, which is reported in interest expense and related charges in the statement of income.

Debt Financing Activity—Activities related to short-term borrowings and long-term debt during the six months ended June 30, 2009 are as follows (all amounts presented are principal, repayments and repurchases include amounts related to capital leases and exclude amounts related to debt discount, financing and reacquisition expenses):

	Borrowings (a)	Repayments and Repurchases
TCEH	$435	$169
EFCH	—	2
EFH Corp.	—	5
Oncor	—	52

Total long-term	435	228

TCEH	—	—
Oncor	205	—

Total short-term (b)	205	—

Total	$640	$228

(a)	Excludes $150 million of EFH Corp. Toggle Notes and $98 million of TCEH Toggle Notes issued in May 2009 in payment of accrued interest as discussed below under “—PIK Interest Election.”
(b)	Short-term amounts represent net borrowings/repayments.

See Note 4 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for further detail of long-term debt and other financing arrangements.

We or our affiliates may from time to time purchase our outstanding debt securities for cash in open market purchases or privately negotiated transactions, or we may refinance existing debt securities. We will evaluate any such transactions in light of market prices of the securities, taking into account liquidity requirements and prospects for future access to capital, contractual restrictions and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material.

In late July 2009 to take advantage of favorable market conditions, TCEH proposed amendments to the TCEH Senior Secured Facilities that, among other things, are intended to provide additional financial flexibility. If the amendments are approved by TCEH’s lenders, certain of the amendments would permit the extension of the maturity of individual loans under the TCEH Senior Secured Facilities. There is no assurance that TCEH will obtain the necessary consents from its lenders for the amendments or, if the amendments are approved (whether as initially proposed or otherwise), that TCEH will be successful in extending the maturities of loans under the TCEH Senior Secured Facilities or otherwise benefit from the additional financial flexibility expected to be provided by the amendments.

Available Liquidity—The following table summarizes changes in available liquidity for the six months ended June 30, 2009.

	Available Liquidity
	June 30, 2009	December 31, 2008	Change
Cash and cash equivalents, excluding Oncor	$1,123	$1,564	$(441)
Investments held in money market fund	—	142	(142)
TCEH Delayed Draw Term Loan Facility (a)	87	522	(435)
TCEH Revolving Credit Facility (b)	1,726	1,767	(41)
TCEH Letter of Credit Facility	467	490	(23)

Total, excluding Oncor (c)	$3,403	$4,485	$(1,082)

Short-term investment (d)	$465	$—	$465

Cash and cash equivalents—Oncor	$36	$125	$(89)
Oncor Revolving Credit Facility	1,336	1,508	(172)

Total Oncor	$1,372	$1,633	$(261)

(a)	In July 2009, this facility was fully drawn.
(b)	As of June 30, 2009 and December 31, 2008, the TCEH Revolving Credit Facility includes $139 million and $144 million, respectively, of commitments from Lehman that are only available from the fronting banks and the swingline lender.
(c)	Pursuant to PUCT rules, TCEH is required to maintain available liquidity to assure adequate credit worthiness of TCEH’s REP subsidiaries, including the ability to return retail customer deposits, if necessary. As a result, at June 30, 2009, the total availability under the TCEH credit facilities should be further reduced by $231 million. See “—Regulation and Rates—Certification of REPs.”
(d)	Includes $400 million cash investment and $65 million in letters of credit posted related to interest rate swaps. See Note 4 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus.

Note: Available liquidity above does not include the amounts available from exercising the payment-in-kind (PIK) option on the EFH Corp. Toggle Notes and TCEH Toggle Notes, which for the remaining payment dates from November 2009 through November 2012 could add approximately $1.6 billion of liquidity.

The $617 million decrease in available liquidity excluding Oncor, after taking into account the short-term investment, reflected continued capital investments, including the construction of the new generation facilities.

The decrease in available liquidity for Oncor of $261 million in the six months ended June 30, 2009 reflected ongoing capital investment in transmission and distribution infrastructure.

See Note 4 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for additional discussion of these credit facilities.

Pension and OPEB Plan Funding—Pension and OPEB plan funding is expected to total $78 million and $22 million, respectively, in 2009. Oncor is expected to fund approximately 80% of these amounts. We made pension and OPEB contributions of $36 million and $11 million, respectively, in the six months ended June 30, 2009.

Long-Term Contractual Obligations and Commitments—Through July 2009, we entered into contractual obligations totaling approximately $308 million to purchase nuclear fuel in periods between 2010 and 2020, and we also entered into contractual obligations totaling approximately $153 million to purchase coal to fuel our generation plants in periods between 2010 and 2012.

PIK Interest Election—EFH Corp. and TCEH have the option every six months until November 2012 to use the payment-in-kind (PIK) feature of their respective toggle notes in lieu of making cash interest payments. We elected to do so for the May 2009 and November 2009 interest payments as an efficient and cost-effective method to further enhance liquidity, in light of the weaker economy and related lower electricity demand and the continuing uncertainty in the financial markets. We will evaluate use of the PIK feature at each election period, taking into account market conditions and other relevant factors at such time.

EFH Corp. made its May 2009 interest payment and will make its November 2009 interest payment by using the PIK feature of the EFH Corp. Toggle Notes. During the applicable interest periods, the interest rate on the toggle notes is increased from 11.25% to 12.00%. EFH Corp. increased the aggregate principal amount of the EFH Corp. Toggle Notes by $150 million in May 2009 and will further increase the aggregate principal amount of the EFH Corp. Toggle Notes by $159 million in November 2009. The elections increased liquidity as of May 1, 2009 by an amount equal to approximately $141 million and will further increase liquidity as of November 1, 2009 by an amount equal to approximately $149 million, with such amounts constituting the amount of cash interest that otherwise would have been payable in May 2009 and November 2009, respectively, and will increase the expected annual cash interest expense by approximately $35 million, constituting the additional cash interest that will be payable with respect to the $309 million of additional toggle notes.

Similarly, TCEH made its May 2009 interest payment and will make it November 2009 interest payment by using the PIK feature of the TCEH Toggle Notes. During the applicable interest periods, the interest rate on the toggle notes is increased from 10.50% to 11.25%. TCEH increased the aggregate principal amount of the TCEH Toggle Notes by approximately $98.5 million in May 2009 and will further increase the aggregate principal amount of the TCEH Toggle Notes by approximately $104 million in November 2009. The elections increased liquidity as of May 1, 2009 by an amount equal to approximately $92 million and will further increase liquidity as of November 1, 2009 by an amount equal to approximately $97 million, with such amounts constituting the amount of cash interest that otherwise would have been payable in May 2009 and November 2009, respectively, and will increase the expected annual cash interest expense by approximately $21 million, constituting the additional cash interest that will be payable with respect to the $202.5 million of additional toggle notes.

Liquidity Effects of Commodity Hedging and Trading Activities—Commodity hedging and trading transactions typically require a counterparty to post collateral if the forward price of the underlying commodity moves such that the hedging or trading instrument held by such counterparty has declined in value. TCEH uses cash, letters of credit and other forms of credit support to satisfy such collateral obligations. In addition, TCEH’s Commodity Collateral Posting Facility, an uncapped senior secured revolving credit facility, funds the cash collateral posting requirements for a significant portion of the positions in the long-term hedging program not otherwise secured by a first-lien in the assets of TCEH. The aggregate principal amount of this facility is determined by the exposure arising from higher forward market prices, regardless of the amount of such exposure, on a portfolio of certain natural gas hedging transaction volumes. Including those hedging transactions where margin deposits are covered by unlimited borrowings under the TCEH Commodity Collateral Posting Facility, at June 30, 2009, more than 95% of the long-term natural gas hedging program transactions were secured by a first-lien interest in the assets of TCEH that is pari passu with the TCEH Senior Secured Facilities, the effect of which is a significant reduction in the liquidity exposure associated with collateral requirements for those hedging transactions. See Note 4 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for more information about this facility.

As of June 30, 2009, TCEH received or posted cash and letters of credit for commodity hedging and trading activities as follows:

•	$291 million in cash has been posted with counterparties for exchange cleared transactions (including initial margin), as compared to $317 million posted as of December 31, 2008;

•

$475 million in cash has been received from counterparties, net of $54 million in cash posted, for over-the-counter and other non-exchange cleared transactions, as compared to $402 million received, net of $122 million in cash posted, as of December 31, 2008;

•	$366 million in letters of credit have been posted with counterparties, as compared to $342 million posted as of December 31, 2008, and

•	$35 million in letters of credit have been received from counterparties, as compared to $30 million received as of December 31, 2008.

With respect to exchange cleared transactions, these transactions typically require initial margin (i.e. the upfront cash and/or letter of credit posted to take into account the size and maturity of the positions and credit quality) in addition to variance margin (i.e. the daily cash margin posted to take into account changes in the value of the underlying commodity). The amount of initial margin required is generally defined by exchange rules. Clearing agents, however, typically have the right to request additional initial margin based on various factors including market depth, volatility and credit quality, which may be in the form of cash, letters of credit, a guaranty or other forms as negotiated with the clearing agent. With respect to cash collateral that is received, such cash collateral is either used for working capital and other corporate purposes, including reducing short-term borrowings under credit facilities, or it is required to be deposited in a separate account and restricted from being used for working capital and other corporate purposes. With respect to over-the-counter transactions, counterparties generally have the right to substitute letters of credit for such cash collateral. In such event, the cash collateral previously posted would be returned to such counterparties thereby reducing liquidity in the event that it was not restricted. As of June 30, 2009, restricted cash collateral was immaterial. See Note 13 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus regarding restricted cash.

With the long-term hedging program, increases in natural gas prices generally result in increased cash collateral and letter of credit margin requirements. As of June 30, 2009, approximately 0.7 billion MMBtu of positions related to the long-term hedging program were not directly secured on an asset-lien basis and thus have cash collateral posting requirements. The uncapped TCEH Commodity Collateral Posting Facility supports the collateral posting requirements related to these transactions.

Income Tax Refunds/Payments—In February 2009, we received a refund totaling $98 million in income taxes and related interest related to IRS audits of 1993 and 1994 federal income tax returns. No material federal income tax payments or refunds are anticipated within the next twelve months. We made payments totaling approximately $48 million related to the Texas margin tax in May 2009, and expect to make an additional payment of approximately $4 million in the third quarter 2009.

Sale of Accounts Receivable—Certain TCEH subsidiaries participate in an accounts receivable securitization program, the activity under which is accounted for as a sale of accounts receivable in accordance with SFAS 140. Under the program, these subsidiaries (originators) sell retail trade accounts receivable to TXU

Receivables Company, a consolidated wholly-owned bankruptcy-remote direct subsidiary of EFH Corp., which sells undivided interests in the purchased accounts receivable for cash to special purpose entities established by financial institutions. All new trade receivables under the program generated by the originators are continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Funding under the program totaled $496 million and $416 million at June 30, 2009 and December 31, 2008, respectively. See Note 3 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for a more complete description of the program including the impact of the program on the financial statements for the periods presented and the contingencies that could result in a reduction of funding available under the program.

Financial Covenants, Credit Rating Provisions and Cross Default Provisions—The terms of certain of our financing arrangements contain maintenance covenants with respect to leverage ratios and/or minimum net worth. As of June 30, 2009, we were in compliance with all such maintenance covenants.

Covenants and Restrictions under Financing Arrangements—Each of the TCEH Senior Secured Facilities, indentures governing the TCEH Senior Notes and the EFH Corp. Senior Notes and agreements related to certain series of TCEH’s pollution control revenue bonds contains covenants that could have a material impact on the liquidity and operations of EFH Corp. and its subsidiaries.

Adjusted EBITDA (as used in the restricted payments covenant contained in the indenture governing the EFH Corp. Senior Notes) for the twelve months ended June 30, 2009 totaled $4.7 billion for EFH Corp. See “—Adjusted EBITDA Reconciliation” for a reconciliation of net income to Adjusted EBITDA for EFH Corp. and TCEH, respectively, for the six and twelve months ended June 30, 2009 and 2008.

The following table summarizes TCEH’s secured debt to adjusted EBITDA ratio under the maintenance covenant in the TCEH Senior Secured Facilities and various other financial ratios of EFH Corp. and TCEH that are applicable under certain other covenants in the TCEH Senior Secured Facilities and the indentures governing the TCEH Senior Notes and the EFH Corp. Senior Notes as of June 30, 2009 and December 31, 2008 and the corresponding maintenance and other covenant threshold levels as of June 30, 2009:

	June 30, 2009	December 31, 2008	Threshold Level
Maintenance Covenant:
TCEH Senior Secured Facilities:
Secured debt to adjusted EBITDA ratio	4.85 to 1.00	4.77 to 1.00	Must not exceed 7.25 to 1.00

Debt Incurrence Covenants:
EFH Corp. Senior Notes:
EFH Corp. fixed charge coverage ratio	1.6 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
TCEH fixed charge coverage ratio	1.4 to 1.0	1.3 to 1.0	At least 2.0 to 1.0
TCEH Senior Notes:
TCEH fixed charge coverage ratio	1.4 to 1.0	1.3 to 1.0	At least 2.0 to 1.0
TCEH Senior Secured Facilities:
TCEH fixed charge coverage ratio	1.4 to 1.0	1.3 to 1.0	At least 2.0 to 1.0

Restricted Payments/Limitations on Investments Covenants:
EFH Corp. Senior Notes:
General restrictions (non-Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (a)	1.4 to 1.0	1.3 to 1.0	At least 2.0 to 1.0
General restrictions (Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (a)	1.6 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
EFH Corp. leverage ratio	7.1 to 1.0	6.9 to 1.0	Equal to or less than 7.0 to 1.0
TCEH Senior Notes:
TCEH fixed charge coverage ratio	1.4 to 1.0	1.3 to 1.0	At least 2.0 to 1.0
TCEH Senior Secured Facilities:
Payments to Sponsor Group:
TCEH total debt to adjusted EBITDA ratio	8.7 to 1.0	8.7 to 1.0	At least 6.5 to 1.0

(a)	The EFH Corp. fixed charge coverage ratio for non-Sponsor Group payments includes the results of Oncor Holdings and its subsidiaries. The EFH Corp. fixed charge coverage ratio for Sponsor Group payments excludes the results of Oncor Holdings and its subsidiaries.

Credit Ratings—The issuer credit ratings as of August 3, 2009 for EFH Corp. and its subsidiaries, except for Oncor, are B-, Caa1 and B by S&P, Moody’s and Fitch, respectively. The issuer credit ratings for Oncor are BBB+ and BBB- by S&P and Fitch, respectively.

Additionally, the rating agencies assign credit ratings on certain of our debt securities. The credit ratings assigned for these debt securities as of August 3, 2009 are presented below:

	S&P	Moody’s	Fitch
EFH Corp. (Senior Unsecured) (a)	B-	Caa2	B+
EFH Corp. (Unsecured)	CCC	Caa3	CCC
EFCH (Senior Unsecured)	CCC	Caa3	CCC
TCEH (Senior Secured)	B+	B2	BB
TCEH (Senior Unsecured) (b)	CCC	Caa2	B
TCEH (Unsecured)	CCC	Caa3	CCC
Oncor (Senior Secured) (c)	BBB+	Baa1	BBB
Oncor (Senior Unsecured) (c)	BBB+	Baa1	BBB-

(a)	EFH Corp. Cash-Pay Notes and EFH Corp. Toggle Notes
(b)	TCEH Cash-Pay Notes and TCEH Toggle Notes
(c)	All of Oncor’s long-term debt is secured by a first priority lien and is considered senior secured debt.

S&P has placed the ratings for EFH Corp. and its subsidiaries on “stable outlook.” In March 2009, Moody’s downgraded ratings for EFH Corp. and TCEH and confirmed the outlook for EFH Corp. and TCEH as negative, citing the current material degradation in economic factors combined with declining fundamentals associated with weaker commodity prices. In June 2009, Moody’s upgraded the long-term debt rating for Oncor’s senior secured debt by two notches from Baa3 to Baa1 citing, among other things, Oncor’s position as a rate-regulated electric transmission and distribution utility in Texas, reasonably supportive regulatory jurisdiction, solid financial credit metrics, adequate sources of near-term liquidity and the continued evidence of strong corporate independence from EFH Corp. Moody’s ratings outlook for Oncor remains stable. In August 2009, Moody’s downgraded the issuer ratings for EFH Corp. and its subsidiaries, except Oncor, one notch to Caa1 and downgraded the long-term debt ratings of EFH Corp., EFCH and TCEH by one notch. Moody’s downgrade and continued negative outlook for EFH Corp., EFCH and TCEH cited weak business fundamentals including high debt levels, including maturities in 2014, prospective long-term liquidity, financial and credit market prospects due primarily to our long-term hedging program, acceleration of environmental legislative initiatives that could threaten margins from coal-fired plants and the risk of incremental market intervention in Texas. The negative outlook also reflects their view that the capital structure is untenable and will likely prompt the company to pursue some form of restructuring activity.

In March 2009, Fitch downgraded certain ratings for EFH Corp., EFCH and TCEH and changed the outlook for EFH Corp., EFCH and TCEH from stable to negative, citing the effect of the economic slowdown in Texas and lower than anticipated market heat rates in ERCOT. Fitch’s ratings outlook for Oncor remains stable.

A rating reflects only the view of a rating agency, and is not a recommendation to buy, sell or hold securities. Ratings can be revised upward or downward at any time by a rating agency if such rating agency decides that circumstances warrant such a change.

Material Credit Rating Covenants and Credit Worthiness Effects on Liquidity—As a result of TCEH’s non-investment grade credit rating and considering collateral thresholds of certain retail and wholesale commodity contracts, as of June 30, 2009, counterparties to those contracts could have required TCEH to post up to an aggregate of $73 million in additional collateral. This amount largely represents the below market terms of these contracts as of June 30, 2009; thus, this amount will vary depending on the value of these contracts on any given day.

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s below investment grade credit rating, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. The amount of collateral support required to be posted, as well as the time period of transition charges covered, varies by utility. As of June 30, 2009, TCEH has posted collateral support in the form of letters of credit to the applicable utilities in an aggregate amount equal to $26 million, with $14 million of this amount posted for the benefit of Oncor.

The PUCT has rules in place to assure adequate credit worthiness of each REP, including the ability to return customer deposits, if necessary. Under these rules, as of June 30, 2009, TCEH maintained availability under its credit facilities of approximately $231 million. See “—Regulation and Rates—Certification of REPs.”

The RRC has rules in place to assure adequate credit worthiness of parties that have mining reclamation obligations. Under these rules, should the RRC determine that the credit worthiness of Luminant Generation Company LLC (a subsidiary of TCEH) is not sufficient to support its reclamation obligations, TCEH may be required to post cash or letter of credit collateral support in an amount currently estimated to be approximately $600 million to $800 million. The actual amount (if required) could vary depending upon numerous factors, including Luminant Generation Company LLC’s credit worthiness and the level of mining reclamation obligations.

ERCOT also has rules in place to assure adequate credit worthiness of parties that schedule power on the ERCOT System. Under these rules, TCEH has posted collateral support, predominantly in the form of letters of credit, totaling $49 million as of June 30, 2009 (which is subject to weekly adjustments based on settlement activity with ERCOT).

Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. As part of this stipulation, TCEH is required to post a letter of credit in an amount equal to $170 million to secure its payment obligations to Oncor if two or more of Oncor’s credit ratings are below investment grade.

Other arrangements of EFH Corp. and its subsidiaries, including Oncor’s credit facility, the accounts receivable securitization program (see Note 3 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus) and certain leases, contain terms pursuant to which the interest rates charged under the agreements may be adjusted depending on the relevant credit ratings.

In the event that any or all of the additional collateral requirements discussed above are triggered, we believe we will have adequate liquidity to satisfy such requirements.

Material Cross Default Provisions—Certain financing arrangements contain provisions that may result in an event of default if there were a failure under other financing arrangements to meet payment terms or to observe other covenants that could or does result in an acceleration of payments due. Such provisions are referred to as “cross default” provisions.

A default by TCEH or any restricted subsidiary in respect of indebtedness, excluding indebtedness relating to the sale of receivables program, in an aggregate amount in excess of $200 million may result in a cross default under the TCEH Senior Secured Facilities. Under these facilities such a default may cause the maturity of outstanding balances ($22.309 billion at June 30, 2009) under such facilities to be accelerated.

The indenture governing the TCEH Senior Notes contains a cross acceleration provision where a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of TCEH and any of its restricted subsidiaries in the aggregate amount equal to or greater than $250 million may cause the acceleration of the TCEH Senior Notes.

Under the terms of a TCEH rail car lease, which had approximately $48 million in remaining lease payments as of June 30, 2009 and terminates in 2017, if TCEH failed to perform under agreements causing its indebtedness in aggregate principal amount of $100 million or more to become accelerated, the lessor could, among other remedies, terminate the lease and effectively accelerate the payment of any remaining lease payments due under the lease.

Under the terms of a TCEH rail car lease, which had approximately $55 million in remaining lease payments as of June 30, 2009 and terminates in 2028, if obligations of TCEH in excess of $200 million in the aggregate for payments of obligations to third party creditors under lease agreements, deferred purchase agreements or loan or credit agreements have been accelerated prior to their original stated maturity, the lessor could, among other remedies, terminate the lease and effectively accelerate the payment of any remaining lease payments due under the lease.

The indenture governing the EFH Corp. Senior Notes contains a cross acceleration provision whereby a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of EFH Corp. or any of its restricted subsidiaries in the aggregate amount equal to or greater than $250 million may cause the acceleration of the EFH Corp. Senior Notes.

The accounts receivable securitization program contains a cross default provision with a threshold of $200 million that applies in the aggregate to the originators, any parent guarantor of an originator or any subsidiary acting as collection agent under the program. TXU Receivables Company and EFH Corporate Services Company (a direct subsidiary of EFH Corp.), as collection agent, in the aggregate have a cross default threshold of $50,000. If any of the aforementioned defaults on indebtedness of the applicable threshold were to occur, the program could terminate.

We enter into energy-related and financial contracts, the master forms of which contain provisions whereby an event of default or acceleration of settlement would occur if we were to default under an obligation in respect of borrowings in excess of thresholds, which vary, stated in the contracts. The subsidiaries whose default would trigger cross default vary depending on the contract.

Each of TCEH’s natural gas hedging agreements that are secured with a lien on its assets on a pari passu basis with the TCEH Senior Secured Facilities contains a cross default provision. In the event of a default by TCEH or any of its subsidiaries relating to indebtedness (such amounts varying by contract but ranging from $200 million to $250 million) that results in the acceleration of such debt, then each counterparty under these hedging agreements would have the right to terminate its hedge agreement with TCEH and require all outstanding obligations under such agreement to be settled.

In the event of a default by TCEH relating to indebtedness in an amount equal to or greater than $200 million that results in the acceleration of such debt, then each counterparty under TCEH’s interest rate swap agreements with an aggregate derivative liability of $1.26 billion at June 30, 2009 would have the right to terminate its interest rate swap agreement with TCEH and require all outstanding obligations under such agreement to be settled.

A default by Oncor or any subsidiary thereof in respect of indebtedness in a principal amount in excess of $50 million may result in a cross default under its credit facility. Under this facility such a default may cause the maturity of outstanding balances ($542 million at June 30, 2009) under such facility to be accelerated.

Other arrangements, including leases, have cross default provisions, the triggering of which would not be expected to result in a significant effect on liquidity.

Guarantees—See Note 5 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for details of guarantees.

Off–Balance Sheet Arrangements

See discussion above under “Financial Condition—Liquidity and Capital Resources—Sale of Accounts Receivable” and in Note 3 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus.

Also see Note 5 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus regarding guarantees.

Commitments and Contingencies

See Note 5 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for discussion of commitments and contingencies.

Changes in Accounting Standards

See Note 1 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for a discussion of changes in accounting standards.

Regulation and Rates

Regulatory Investigations and Reviews

See Note 5 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus.

Certification of REPs

In April 2009, the PUCT finalized a rule relating to the Certification of Retail Electric Providers. The rule strengthens the certification requirements for REPs in order to better protect customers, transmission and distribution utilities (TDUs), and other REPs from the potential insolvency of REPs. The rule is considered a competition rule and thus is subject to judicial review as specified in PURA. The rule, among other things, increases creditworthiness and financial reporting requirements for REPs and provides additional customer protection requirements and regulatory asset consideration for TDU bad debt expenses. Under the rule, Oncor uncollectible amounts owed by REPs are deferred as a regulatory asset. Recovery of the regulatory asset will be considered in a future rate case. Accordingly, Oncor recognized an approximately $3 million one-time reversal of bad debt expense in the three months ended June 30, 2009 (reported in other income). Due to the commitments made to the PUCT in connection with the Merger, Oncor may not recover bad debt expense, or certain other costs and expenses, from rate payers in the event of a TXU Energy default or bankruptcy. Under the rule, REPs are required to amend their certifications, including the manner in which they meet financial requirements, by May 21, 2010. TXU Energy plans to file its amended certification no later than the first quarter 2010. Under the new financial requirements, which will be effective upon approval of the amended certification, as of June 30, 2009, the amount of additional available liquidity required to be maintained by TCEH related to payments to TDUs would have been reduced from $231 million to approximately $109 million.

Wholesale Market Design

In August 2003, the PUCT adopted a rule that, when implemented, will alter the wholesale market design in the ERCOT market. The rule requires ERCOT to:

•	use a stakeholder process to develop a new wholesale market model;

•	operate a voluntary day-ahead energy market;

•	directly assign all congestion rents to the resources that caused the congestion;

•	use nodal energy prices for resources;

•	provide information for energy trading hubs by aggregating nodes;

•	use zonal prices for loads, and

•	provide congestion revenue rights (but not physical rights).

ERCOT currently has a zonal wholesale market structure consisting of four geographic zones. The proposed location-based congestion-management market is referred to as a “nodal” market because wholesale pricing would differ across the various nodes on the transmission grid. The implementation of a nodal market is being done in conjunction with transmission improvements designed to reduce current congestion. Pursuant to a request from the PUCT, ERCOT announced in November 2008 a preliminary schedule for the implementation of the nodal market by December 2010.

ERCOT imposes a surcharge on all Qualified Scheduling Entities in the ERCOT market (including subsidiaries of TCEH) for the purpose of financing 38% of ERCOT’s expected nodal implementation costs. In November 2008, ERCOT filed a request with the PUCT for approval of an interim increase in the nodal surcharge from $0.169 per MWh to $0.38 per MWh. In May 2009, the PUCT extended the existing nodal surcharge of $0.169 per MWh through September 30, 2009. At the current $0.169 per MWh nodal surcharge, the annual impact of the surcharge increase would be an estimated $12 to $13 million in expenses for 2009. At the direction of the PUCT, ERCOT submitted a request for approval of a permanent nodal surcharge, budget and schedule in March 2009. The proposed schedule continues to provide for implementation of a nodal market in December 2010.

The PUCT is expected to consider ERCOT’s request in a contested case docket during the third quarter of 2009 to determine the nodal surcharge fee for the remainder of 2009 and 2010. We cannot predict the ultimate impact of the proposed nodal wholesale market design on our operations or financial results.

Oncor Matters with the PUCT

Rate Case—In June 2008, Oncor filed for a rate review with the PUCT (Docket No. 35717) and 204 cities, as required by the order approving the stipulation. If approved as requested, this review would result in an aggregate annual rate increase of approximately $253 million (adjusted from $275 million as reflected in the initial filing), the majority of which relates to increased depreciation expense due to capital investments and recovery of costs that have been recorded as regulatory assets. A hearing on the merits concluded in February 2009. After evidentiary hearings on the rate review before the State Office of Administrative Hearings (SOAH), in June 2009, SOAH issued a Proposal for Decision (PFD). Oncor’s rate review filing and the PFD were considered by the PUCT at two open meetings in July 2009. The PUCT has not yet concluded its review of the case and is not obligated to accept all or any part of the PFD in its ruling.

The economic impact of the rate review could be significantly affected by the PUCT’s decisions on the following issues:

•	the consolidated tax savings to EFH Corp. arising out of EFH Corp.’s ability to offset Oncor’s taxable income against losses from other investments;

•	the recovery of Oncor’s investment in certain automated meters installed before final meter functionality requirements were promulgated by the PUCT, and

•	Oncor’s return on equity, which the PFD proposed to set at 10.25%.

The PUCT directed the PUCT staff to calculate the range of revenue requirement increases, which would in any case be less than Oncor’s requested increase, based on a range of discussed resolutions and report the results prior to the next PUCT open meeting scheduled for August 13, 2009. Oncor expects the PUCT to issue an order setting forth its decision during the third quarter 2009. Oncor has no basis to predict the ultimate outcome of the PUCT rate review or to estimate related regulatory asset write-offs, if any.

Transmission Rates—In order to recover increases in its transmission costs, including fees paid to other transmission service providers, Oncor is allowed to request an update twice a year to the transmission cost recovery factor (TCRF) component of its retail delivery rate charged to REPs. In January 2009, an application was filed to increase the TCRF, which was administratively approved in February 2009 and became effective in March 2009. This increase is expected to increase annualized revenues by $16 million. In July 2009, an application was filed to increase the TCRF, which is expected to be administratively approved in August 2009 and become effective September 1, 2009. If approved, this increase is expected to increase annualized revenues by approximately $14 million.

Competitive Renewable Energy Zones (CREZ)—In January 2009, the PUCT assigned approximately $1.3 billion of CREZ construction projects to Oncor. A written order reflecting the PUCT’s decision was entered in March 2009, and an order on rehearing was issued by the PUCT in May 2009. The cost estimates for the CREZ construction projects are based upon cost analyses prepared by ERCOT. For the six months ended June 30, 2009, CREZ-related capital expenditures totaled $39 million. It is expected that the necessary permitting actions and other requirements and all construction activities for the assigned construction projects will be completed by the end of 2013.

Application for 2010 Energy Efficiency Cost Recovery Factor—In May 2009, Oncor filed an application with the PUCT to request approval of an Energy Efficiency Cost Recovery Factor (EECRF) for 2010. PUCT rules require Oncor to make an annual EECRF filing by May 1 for implementation at the beginning of the next calendar year. The requested 2010 EECRF is $54 million, the same amount established for 2009, and would result in the same $0.92 per month charge for residential customers as proposed in Oncor’s pending rate case. As allowed by the rule, the 2010 EECRF is designed to recover the costs of the 2010 programs, the under-recovery of 2008 program costs, and a performance bonus based on 2008 results. Approval of the application as filed would result in an immediate recognition of $9 million in revenues, representing the performance bonus.

Summary

We cannot predict future regulatory or legislative actions or any changes in economic and securities market conditions. Such actions or changes could significantly alter our basic financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk that we may experience a loss in value as a result of changes in market conditions affecting factors such as commodity prices and interest rates, that may be experienced in the ordinary course of business. Our exposure to market risk is affected by a number of factors, including the size, duration and composition of our energy and financial portfolio, as well as the volatility and liquidity of markets. Instruments used to manage this exposure include interest rate swaps to manage interest rate risk related to indebtedness, as well as exchange traded, over-the-counter contracts and other contractual arrangements to manage commodity price risk as part of wholesale activities.

Risk Oversight

TCEH manages the commodity price, counterparty credit and commodity-related operational risk related to the unregulated energy business within limitations established by senior management and in accordance with overall risk management policies. Interest rate risk is managed centrally by the corporate treasury function. Market risks are monitored by risk management groups that operate independently of the wholesale commercial operations, utilizing defined practices and analytical methodologies. These techniques measure the risk of change in value of the portfolio of contracts and the hypothetical effect on this value from changes in market conditions and include, but are not limited to, Value at Risk (VaR) methodologies. Key risk control activities include, but are not limited to, transaction review and approval (including credit review), operational and market risk measurement, validation of transaction capture, portfolio valuation and reporting, including mark-to-market valuation, VaR and other risk measurement metrics.

We have a corporate risk management organization that is headed by the Chief Financial Officer, who also functions as the Chief Risk Officer. The Chief Risk Officer, through his designees, enforces applicable risk limits, including the respective policies and procedures to ensure compliance with such limits and evaluates the risks inherent in our businesses and their associated transactions.

Commodity Price Risk

TCEH is subject to the inherent risks of market fluctuations in the price of electricity, natural gas and other energy-related products it markets or purchases. The company actively manages its portfolio of owned generation assets, fuel supply and retail sales load to mitigate the near-term impacts of these risks on results of operations. The company, similar to other participants in the market, cannot fully manage the long-term value impact of structural declines or increases in natural gas and power prices and spark spreads (differences between the market price of electricity and its cost of production).

In managing energy price risk, TCEH enters into a variety of market transactions including, but not limited to, short- and long-term contracts for physical delivery, exchange traded and over-the-counter financial contracts and bilateral contracts with customers. Activities include hedging, the structuring of long-term contractual arrangements and proprietary trading. The company continuously monitors the valuation of identified risks and adjusts positions based on current market conditions. The company strives to use consistent assumptions regarding forward market price curves in evaluating and recording the effects of commodity price risk.

Long-Term Hedging Program—See “—Business—Significant Activities and Events” above for a description of the program, including potential effects on reported results.

VaR Methodology—A VaR methodology is used to measure the amount of market risk that exists within the portfolio under a variety of market conditions. The resultant VaR produces an estimate of a portfolio’s potential for loss given a specified confidence level and considers among other things, market movements utilizing standard statistical techniques given historical and projected market prices and volatilities.

A Monte Carlo simulation methodology is used to calculate VaR and is considered by management to be the most effective way to estimate changes in a portfolio’s value based on assumed market conditions for liquid markets. The use of this method requires a number of key assumptions, such as use of (i) an assumed confidence level; (ii) an assumed holding period (i.e. the time necessary for management action, such as to liquidate positions); and (iii) historical estimates of volatility and correlation data.

Trading VaR—This measurement estimates the potential loss in fair value, due to changes in market conditions, of all contracts entered into for trading purposes based on a 95% confidence level and an assumed holding period of five to 60 days.

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Month-end average Trading VaR:	$2	$6
Month-end high Trading VaR:	$4	$15
Month-end low Trading VaR:	$2	$2

VaR for Energy-Related Contracts Subject to Mark-to-Market (MtM) Accounting—This measurement estimates the potential loss in fair value, due to changes in market conditions, of all contracts marked-to-market in net income (principally hedges not accounted for as cash flow hedges and trading positions), based on a 95% confidence level and an assumed holding period of five to 60 days.

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Month-end average MtM VaR:	$1,054	$2,290
Month-end high MtM VaR:	$1,470	$3,549
Month-end low MtM VaR:	$725	$1,087

Earnings at Risk (EaR)—This measurement estimates the potential reduction of pretax earnings for the periods presented, due to changes in market conditions, of all energy-related contracts marked-to-market in net income and contracts not marked-to-market in net income that are expected to be settled within the fiscal year (physical purchases and sales of commodities). Transactions accounted for as cash flow hedges are also included for this measurement. A 95% confidence level and a five to 60 day holding period are assumed in determining EaR.

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Month-end average EaR:	$1,037	$2,300
Month-end high EaR:	$1,450	$3,916
Month-end low EaR:	$722	$1,069

The decreases in the risk measures (MtM VaR and EaR) above were primarily driven by lower natural gas prices in 2009.

Interest Rate Risk

As of June 30, 2009, the potential reduction of annual pretax earnings due to a one percentage point (100 basis points) increase in floating interest rates on long-term debt totaled approximately $29 million, taking into account the interest rate swaps discussed in Note 4 to EFH Corp.’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus.

Credit Risk

Credit Risk—Credit risk relates to the risk of loss associated with nonperformance by counterparties. We maintain credit risk policies with regard to our counterparties to minimize overall credit risk. These policies prescribe practices for evaluating a potential counterparty’s financial condition, credit rating and other quantitative and qualitative credit criteria and specify authorized risk mitigation tools including, but not limited to, use of standardized master netting contracts and agreements that allow for netting of positive and negative exposures associated with a single counterparty. We have processes for monitoring and managing credit exposure of our businesses including methodologies to analyze counterparties’ financial strength, measurement of current and potential future exposures and contract language that provides rights for netting and set-off. Credit enhancements such as parental guarantees, letters of credit, surety bonds and margin deposits are also utilized. Additionally, individual counterparties and credit portfolios are managed to assess overall credit exposure. This evaluation results in establishing exposure limits or collateral requirements for entering into an agreement with a counterparty that creates exposure. Additionally, we have established controls to determine and monitor the appropriateness of these limits on an ongoing basis. Prospective material adverse changes in the payment history or financial condition of a counterparty or downgrade of its credit quality result in the reassessment of the credit limit with that counterparty. This process can result in the subsequent reduction of the credit limit or a request for additional financial assurances.

Credit Exposure—Our gross exposure to credit risk associated with trade accounts receivable (retail and wholesale) and net asset positions arising from commodity hedging and trading activities totaled $3.131 billion at June 30, 2009. The components of this exposure are discussed in more detail below.

Assets subject to credit risk as of June 30, 2009 include $974 million in accounts receivable from the retail sale of electricity to TCEH’s residential and business customers. Cash deposits held as collateral for these receivables totaled $103 million at June 30, 2009. The risk of material loss (after consideration of bad debt allowances) from nonperformance by these customers is unlikely based upon historical experience. Allowances for uncollectible accounts receivable are established for the potential loss from nonpayment by these customers based on historical experience, market or operational conditions and changes in the financial condition of large business customers.

Most of the remaining credit exposure is with TCEH’s wholesale counterparties. These counterparties include energy companies, financial institutions, electric utilities, independent power producers, oil and gas producers, local distribution companies and energy trading and marketing companies. As of June 30, 2009, the exposure to credit risk from the wholesale customers and counterparties totaled $1.903 billion taking into account the standardized master netting contracts and agreements described above but before taking into account $586 million in credit collateral (cash, letters of credit and other credit support). The net exposure (after credit collateral) of $1.317 billion increased approximately $522 million in the six months ended June 30, 2009, reflecting the increase in derivative assets related to the long-term hedging program due to the decline in forward natural gas prices.

Of this $1.317 billion net exposure, 97% is with investment grade customers and counterparties, as determined using publicly available information including major rating agencies’ published ratings and our internal credit evaluation process. Those customers and counterparties without a S&P rating of at least BBB- or similar rating from another major rating agency are rated using internal credit methodologies and credit scoring models to estimate a S&P equivalent rating. TCEH routinely monitors and manages credit exposure to these customers and counterparties on this basis.

In addition, Oncor has exposure to credit risk from nonaffiliated parties totaling $254 million at June 30, 2009. This exposure consists almost entirely of noninvestment grade trade accounts receivable, of which $192 million represents trade accounts receivable from REPs. Oncor has a customer with subsidiaries that collectively represent 14% of the total exposure to nonaffiliated parties. No other nonaffiliated parties represent 10% or more of the total exposure.

The following table presents the distribution of credit exposure as of June 30, 2009, for wholesale counterparties. This credit exposure represents wholesale trade accounts receivable and net asset positions on the balance sheet arising from commodity hedging and trading activities after taking into consideration netting within each contract and any master netting contracts with counterparties. The amounts below do not include asset liens held as security for a portion of the net exposure.

				Net Exposure by Maturity
	Exposure Before Credit Collateral	Credit Collateral	Net Exposure	2 years or less	Between 2-5 years	Greater than 5 years	Total
Investment grade	$1,857	$585	$1,272	$1,103	$169	$—	$1,272
Noninvestment grade	46	1	45	46	(1)	—	45

Totals	$1,903	$586	$1,317	$1,149	$168	$—	$1,317

Investment grade	98%		97%
Noninvestment grade	2%		3%

In addition to the exposures in the table above, TCEH has contracts classified as “normal” purchase or sale and non-derivative contractual commitments that are not marked-to-market in the financial statements. Such contractual commitments may contain pricing that is favorable considering current market conditions and therefore represent economic risk if the counterparties do not perform. Nonperformance could have a material adverse impact on future results of operations, financial condition and cash flows.

TCEH does not anticipate any material adverse effect on its financial position or results of operations due to nonperformance by any wholesale customer or counterparty.

TCEH had credit exposure to two wholesale counterparties each having an exposure greater than 10% of the net $1.317 billion credit exposure. These two counterparties represented 48% and 34%, respectively, of the net exposure. Exposure to these counterparties is viewed to be within an acceptable level of risk tolerance due to the applicable counterparty’s credit rating and our business relationship with the counterparty. However, this concentration increases the risk that a default would have a material effect on results of operations.

With respect to credit risk related to the long-term hedging program, over 99% of the transaction volumes are with counterparties with an A credit rating or better. However, TCEH has current and potential credit concentration risk related to the limited number of counterparties that comprise the substantial majority of the program with such counterparties being in the banking and financial sector. The transactions with these counterparties contain certain credit rating provisions that would require the counterparties to post collateral in the event of a material downgrade in the credit rating of the counterparties. An event of default by one or more hedge counterparties could subsequently result in termination-related settlement payments that reduce available liquidity if amounts are owed to the counterparties related to the commodity contracts or delays in receipts of expected settlements if the hedge counterparties owe amounts to us. While the potential concentration of risk with these counterparties is viewed to be within an acceptable risk tolerance, the exposure to hedge counterparties is managed through various ongoing risk management measures.

Adjusted EBITDA Reconciliation

EFH Corp.

Adjusted EBITDA Reconciliation

(millions of dollars)

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008	Twelve Months Ended June 30, 2009	Twelve Months Ended June 30, 2008
Net income (loss) attributable to EFH Corp.	$287	$(4,600)	$(4,951)	$(4,860)
Income tax expense (benefit)	285	(2,463)	2,278	(2,533)
Interest expense and related charges	1,096	1,674	4,357	2,766
Depreciation and amortization	830	785	1,654	1,431

EBITDA	$2,498	$(4,604)	$3,338	$(3,196)

Oncor EBITDA	(636)	(638)	(496)	(1,298)
Oncor distributions/dividends (a)	75	135	1,522	285
Interest income	(12)	(13)	(26)	(58)
Amortization of nuclear fuel	48	35	89	74
Purchase accounting adjustments (b)	180	245	394	383
Impairment of goodwill	90	—	8,090	—
Impairment of assets and inventory write down (c)	2	9	1,214	(29)
Net income attributable to noncontrolling interests	28	—	(132)	—
EBITDA amount attributable to consolidated unrestricted subsidiaries	2	—	2	—
Unrealized net (gain) loss resulting from hedging transactions	(710)	6,363	(9,402)	7,459
Losses on sale of receivables	7	13	23	34
Income from discontinued operations, net of tax effect	—	—	—	(14)
Noncash compensation expenses (SFAS 123(R)) (d)	12	10	28	19
Severance expense (e)	8	—	11	—
Transition and business optimization costs (f)	19	24	40	36
Transaction and merger expenses (g)	42	26	80	99
Insurance settlement proceeds (h)	—	—	(21)	—
Restructuring and other (i)	12	8	41	(31)
Expenses incurred to upgrade or expand a generation station (j)	100	100	100	100

Adjusted EBITDA per Incurrence Covenant	$1,765	$1,713	$4,895	$3,863
Add back Oncor adjustments	542	481	(206)	1,036

Adjusted EBITDA per Restricted Payments Covenant	$2,307	$2,194	$4,689	$4,899

(a)	Twelve months ended June 30, 2009 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests in November 2008.
(b)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(c)	Impairment of assets includes impairments of emission allowances and trade name intangible assets, impairment of the natural gas-fueled generation fleet and charges related to the cancelled development of coal-fueled generation facilities.
(d)	Non-cash compensation expenses exclude capitalized amounts.

(e)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(f)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(g)	Transaction and merger expenses include costs related to the Merger and abandoned strategic transactions. Also include administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor management fee, costs related to certain growth initiatives and costs related to the Oncor sale of noncontrolling interests.
(h)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(i)	Restructuring and other for twelve months ended June 30, 2009 includes a litigation accrual and the charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc. and for the twelve months ended June 30, 2008 includes credits related to impaired combustion turbine leases and other restructuring initiatives and nonrecurring activities.
(j)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.

TCEH Consolidated

Adjusted EBITDA Reconciliation

(millions of dollars)

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008	Twelve Months Ended June 30, 2009	Twelve Months Ended June 30, 2008
Net income (loss)	$517	$(4,440)	$(3,905)	$(4,611)
Income tax expense (benefit)	341	(2,435)	2,364	(2,519)
Interest expense and related charges	562	1,176	3,304	1,893
Depreciation and amortization	559	531	1,119	938

EBITDA	$1,979	$(5,168)	$2,882	$(4,299)

Interest income	(19)	(25)	(54)	(143)
Amortization of nuclear fuel	48	35	89	74
Purchase accounting adjustments (a)	157	222	348	350
Impairment of goodwill	70	—	8,070	—
Impairment of assets and inventory write down (b)	—	2	1,208	2
EBITDA amount attributable to consolidated unrestricted subsidiaries	2	—	2	—
Unrealized net (gain) loss resulting from hedging transactions	(710)	6,363	(9,402)	7,459
Losses on sale of receivables	7	13	23	34
Noncash compensation expense (SFAS 123(R)) (c)	4	3	10	7
Severance expense (d)	8	—	11	—
Transition and business optimization costs (e)	19	18	35	27
Transaction and merger expenses (f)	2	7	5	7
Insurance settlement proceeds (g)	—	—	(21)	—
Restructuring and other (h)	7	—	39	(38)
Expenses incurred to upgrade or expand a generation station (i)	100	100	100	100

Adjusted EBITDA per Incurrence Covenant	$1,674	$1,570	$3,345	$3,580

Expenses related to unplanned generation station outages (i)	48	157	141	157
Other adjustments allowed to determine Adjusted EBITDA per Maintenance Covenant (j)	12	4	23	6

Adjusted EBITDA per Maintenance Covenant	$1,734	$1,731	$3,509	$3,743

(a)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(b)	Impairment of assets includes impairments of emission allowances and trade name intangible assets and impairment of the natural gas-fueled generation fleet.
(c)	Noncash compensation expense excludes capitalized amounts.
(d)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(e)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.

(f)	Transaction and merger expenses include costs related to the Merger and costs related to certain growth initiatives.
(g)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(h)	Restructuring and other for the twelve months ended June 30, 2009 includes the charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc., and for the twelve months ended June 30, 2008 includes credits related to impaired combustion turbine leases and other restructuring initiatives and nonrecurring activities.
(i)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.
(j)	Primarily pre-operating expenses relating to Oak Grove and Sandow 5. 2008 amounts were not previously available.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008

The following discussion and analysis of EFH Corp.’s financial condition and results of operations as of and for the fiscal years ended December 31, 2008, 2007 and 2006 was included in EFH Corp.’s Annual Report on Form 10-K for the year ended December 31, 2008 as recast in a Current Report on Form 8-K filed with the SEC on May 20, 2009 to reflect the adoption of SFAS 160 (the “Year End MD&A”). The Year End MD&A should be read in conjunction with “Selected Historical Consolidated Financial Data for EFH Corp. and its Subsidiaries” and EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 and the notes to those statements, each included elsewhere in this Prospectus. The Year End MD&A should also be read in conjunction with the disclosure set forth in “Summary—Recent Developments” beginning on page 12 of this Prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2009” above, each of which provides material updates to certain of the information contained in the Year End MD&A.

All dollar amounts in the tables in the following discussion and analysis are stated in millions of US dollars unless otherwise indicated.

Business

EFH Corp., a Texas corporation, is a Dallas-based holding company conducting its operations principally through its TCEH and Oncor subsidiaries. TCEH is a holding company for subsidiaries engaged in competitive electricity market activities largely in Texas including electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales. Oncor is engaged in regulated electricity transmission and distribution operations in Texas. Various “ring-fencing” measures have been taken to further separate Oncor from the other EFH Corp. businesses. See Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a description of the material features of these “ring-fencing” measures and Note 18 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of noncontrolling interests sold by Oncor.

Operating Segments

EFH Corp. has aligned and reports its business activities as two operating segments: the Competitive Electric segment and the Regulated Delivery segment.

The Competitive Electric segment includes the activities of TCEH, as described above, as well as equipment salvage and resale activities related to the 2007 suspension and subsequent cancellation of the development of eight new coal-fueled generation units.

The Regulated Delivery segment includes the activities of Oncor, as described above, its wholly-owned bankruptcy-remote financing subsidiary and certain 2007 revenues and costs associated with installation of equipment that will facilitate Oncor’s technology initiatives designed to improve system reliability.

See Note 27 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for further information regarding reportable business segments.

Executive Summary

In October 2007, EFH Corp. completed the Merger. As a result of the Merger, EFH Corp. became a subsidiary of Texas Holdings, which is controlled by the Sponsor Group.

Consolidated net loss attributable to EFH Corp. for 2008 totaled $9.8 billion. The loss in the Competitive Electric segment totaled $8.9 billion, which primarily reflected non-cash impairments of goodwill, trade name and environmental allowances intangible assets and natural gas-fueled generation assets; interest expense on Merger-related debt; unrealized mark-to-market net losses on interest rate hedging transactions, and the effects of purchase accounting, partially offset by unrealized mark-to-market net gains on commodity positions in the long-term hedging program. The loss in the Regulated Delivery segment totaled $486 million, which primarily reflected a non-cash goodwill impairment. Corporate and Other net expenses totaled $583 million, which primarily reflected interest expense on Merger-related debt. Net loss attributable to noncontrolling interests, which is not included in Corporate and Other or segment results, totaled $160 million and is subtracted from net loss to calculate net loss attributable to EFH Corp. See “—Financial Condition—Results of Operations” for further discussion.

Significant Activities and Events

Effects of Declines in Financial Markets—The financial market conditions had a significant effect on EFH Corp.’s assessment of the carrying value of goodwill. EFH Corp. recorded a goodwill impairment charge of $8.860 billion in 2008, primarily arising from the dislocation in the capital markets that has increased interest rate spreads and the resulting discount rates used in estimating fair values and the effects of recent declines in market values of debt and equity securities of comparable companies. This and other non-cash impairments referenced below will not cause EFH Corp. or its subsidiaries to be in default under any of their respective debt covenants or impact counterparty trading agreements or have a material impact on liquidity.

Further, in light of the significant dislocation and continued uncertainty in the financial markets, EFH Corp. took actions to secure its available liquidity by drawing on its credit facilities and exercising the “payment-in-kind” (PIK) option on certain of its debt securities. In September 2008, EFH Corp. also terminated its wholesale energy market transactions with subsidiaries of Lehman Brothers Holdings Inc., which filed for bankruptcy, resulting in a charge to reserve for the direct net financial position totaling $26 million (excluding termination related costs) with respect to the transactions.

See Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus and “—Application of Critical Accounting Policies” below for more information on the goodwill and related impairment charges, Note 13 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus regarding the charge related to Lehman Brothers Holdings Inc. and “—Financial Condition—Liquidity and Capital Resources” below for discussion of actions taken in response to the uncertain financial markets and the effect of financial market conditions on the energy commodity markets.

Long-Term Hedging Program—EFH Corp. has a long-term hedging program designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas. Under the program, subsidiaries of EFH Corp. have entered into market transactions involving natural gas-related financial instruments. As of January 30, 2009, these subsidiaries have effectively sold forward approximately 2.0 billion MMBtu of natural gas (equivalent to the natural gas exposure of approximately 250,000 GWh at an assumed 8.0 market heat rate) over the period from 2009 to 2014 at average annual sales prices ranging from $7.20 per MMBtu to $8.10 per MMBtu. EFH Corp. currently expects to hedge approximately 80% of the equivalent natural gas price exposure of its expected baseload generation output on a rolling five-year basis. For the period from 2009 to 2013, and taking into consideration the estimated portfolio impacts of TXU Energy’s retail electricity business, the hedging transactions described in the previous sentence result in EFH Corp. having effectively hedged approximately 81% of its expected baseload generation natural gas price exposure for such period (on an average basis for such period), assuming an 8.0 market heat rate. The hedges were entered into with the continuing expectation that wholesale electricity prices in ERCOT will be highly correlated with natural gas prices. If market heat rates decline in the future, which would indicate a lessening of such correlation, EFH Corp. expects that the cash flows targeted under the long-term hedging program may not be achieved.

The long-term hedging program is comprised primarily of contracts with prices based on the NYMEX Henry Hub pricing point. However, because there are other local and regional natural gas pricing points such as Houston Ship Channel, future wholesale power prices in ERCOT may not correlate as closely to the Henry Hub pricing as other pricing points, which could decrease the effectiveness of the positions in the long-term hedging program in mitigating power price exposure. EFH Corp. has hedged approximately 95% of the Houston Ship Channel versus Henry Hub pricing point risk for the 2009 period.

Beginning in the second quarter of 2008, EFH Corp. entered into related put and call transactions (referred to as collars), primarily for outer years of the program, that effectively hedge natural gas prices within a range. These transactions represented approximately 5% of the positions in the program at January 30, 2009, with the approximate weighted average strike prices under the collars being a floor of $7.80 per MMBtu and a ceiling of $11.75 per MMBtu. EFH Corp. expects to employ both collars and, as has been the case, swap transactions for future hedging activity under its long-term hedging program. Under the terms of the collars, if forward natural gas prices are lower than the floor price, unrealized mark-to-market gains related to the hedges would be recognized in net income, and if forward prices are higher than the ceiling price, unrealized mark-to-market losses related to the hedges would be recognized in net income.

Prior to March 2007, a significant portion of the instruments under the long-term hedging program were designated and accounted for as cash flow hedges. In March 2007, these instruments were dedesignated as allowed under SFAS 133. Subsequent changes in the fair value of these instruments are being recorded as unrealized gains and losses in net income, which has and could continue to result in significantly increased volatility in reported net income. Based on the size of the long-term hedging program as of January 30, 2009, a $1.00/MMBtu change in natural gas prices across the period from 2009 through 2014 would result in the recognition by EFH Corp. of up to approximately $2.0 billion in pretax unrealized mark-to-market gains or losses.

Reported unrealized mark-to-market net gains for the year ended December 31, 2008 totaled $2.6 billion, reflecting declines in forward prices of natural gas in 2008. Given the volatility of natural gas prices, it is not possible to predict future reported unrealized mark-to-market gains or losses and the actual gains or losses that will ultimately be realized upon settlement of the hedge positions in future years. If natural gas prices at settlement are lower than the prices of the hedge positions, the hedges are expected to mitigate the otherwise negative effect on earnings of lower wholesale electricity prices. However, if natural gas prices at settlement are higher than the prices of the hedge positions, the hedges are expected to dampen the otherwise positive effect on earnings of higher wholesale electricity prices and will in this context be viewed as having resulted in an opportunity cost. The cumulative unrealized mark-to-market net losses or gains related to positions in the long-term hedging program totaled a net loss of $1.8 billion at December 31, 2007, a net gain of $871 million at December 31, 2008 and a net gain of $1.206 billion at January 30, 2009. These values can change materially as market conditions change.

As of December 31, 2008, more than 95% of the long-term hedging transactions were secured by a first-lien interest in TCEH’s assets (including the transactions supported by the TCEH Commodity Collateral Posting Facility—see discussion below under “—Financial Condition—Liquidity And Capital Resources”) thereby reducing the cash and letter of credit collateral requirements for the hedging program.

TCEH Interest Rate Swap Transactions—See discussion in Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus regarding various interest rate swap transactions. As of December 31, 2008, TCEH had entered into a series of interest rate swaps that effectively fix the interest rates at between 7.3% and 8.3% on $17.55 billion principal amount of its senior secured debt maturing from 2009 to 2014. Taking into consideration these swap transactions, approximately 6% of EFH Corp.’s total long-term debt portfolio at December 31, 2008 was exposed to variable interest rate risk. In August 2008, swaps in effect at that time were dedesignated as cash flow hedges in accordance with SFAS 133, and subsequent changes in their fair value are being marked-to-market in net income

(reported in interest expense and related charges). These swaps were dedesignated as a result of the intent to change the variable interest rate terms of the hedged debt (from three-month LIBOR to one-month LIBOR) in connection with the planned execution of interest rate basis swaps to further reduce the fixed borrowing costs. EFH Corp. may enter into additional interest rate hedges from time to time. Reported unrealized mark-to-market net losses related to all TCEH interest rate swaps totaled $1.477 billion for the year ended December 31, 2008. The cumulative unrealized mark-to-market net losses related to all TCEH interest rate swaps totaled $1.909 billion at December 31, 2008 ($364 million of which was reported in accumulated other comprehensive income) and $280 million at December 31, 2007 (reported in accumulated other comprehensive income) due to changes in market interest rates. These fair values can change materially as market conditions change.

Sale of Oncor Noncontrolling Interests—In November 2008, Oncor sold additional equity interests that resulted in an unaffiliated investor group acquiring a 19.75% noncontrolling stake and certain members of Oncor’s management indirectly acquiring a 0.21% stake in Oncor. The investor group was led by certain firms from Canada and Singapore and is not affiliated with any member of the Sponsor Group, Texas Holdings or EFH Corp. The investor group and management collectively paid $1.267 billion in cash for the noncontrolling stakes. See Note 18 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional information.

The proceeds (net of closing costs) of $1.253 billion received by Oncor from the issuance of equity to the investor group and the contemporaneous issuance of equity to certain members of Oncor management were distributed ultimately to EFH Corp. EFH Corp. retains an interest of 80.04% in Oncor subsequent to these transactions. Under the terms of certain financing arrangements of EFH Corp. and TCEH, upon such distribution, under certain circumstances, EFH Corp. is required to repay certain outstanding intercompany loans from TCEH. In November 2008, EFH Corp. repaid the $253 million balance of such loans that related to payments of principal and interest on EFH Corp. debt. Regarding any excess proceeds, EFH Corp. may retain the funds for general corporate purposes, use the funds for repayment of debt, use the funds for certain investments, or contribute the funds to TCEH to be used for the same purposes.

Notice of Termination of Outsourcing Arrangements—During the fourth quarter of 2008, EFH Corp. and TCEH executed a Separation Agreement with Capgemini Energy LP (Capgemini), Capgemini America, Inc. and Capgemini North America, Inc. (collectively, CgE). Simultaneous with the execution of that Separation Agreement, Oncor entered into a substantially similar Separation Agreement with CgE. As a result of the “change of control” of EFH Corp. that occurred as a result of the Merger, each of TCEH and Oncor had the right to terminate, without penalty, its Master Framework Agreement with Capgemini. Under the Master Framework Agreements and related services agreements, Capgemini has provided to EFH Corp. and its subsidiaries outsourced support services, including information technology, customer care and billing, human resources, procurement and certain finance and accounting activities.

Consistent with the Master Framework Agreements, to provide for an orderly transition of the services, the Separation Agreements require that Capgemini provide termination assistance services until the services are transitioned back to EFH Corp. and/or to another service provider. The Separation Agreements provide that the services be transitioned by December 31, 2010 (June 30, 2011, in the case of the information technology services). Each Master Framework Agreement will terminate when these termination assistance services are completed. EFH Corp. (or its applicable subsidiary) previously provided a termination notice to Capgemini in respect of human resources services and customer care and revenue management services for TXU Energy. See Note 21 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for further discussion.

The effects of the termination of the outsourcing arrangements, including an accrual of $66 million for incremental costs to exit and transition the services, were included in the final Merger purchase price allocation (see Note 2 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus).

Environmental Regulatory Matters—See discussion in Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus regarding the invalidation of the EPA’s Clean Air Interstate Rule and the related impairment of intangible assets representing NOX and SO2 emission allowances in the third quarter of 2008.

Texas Generation Facilities Development—EFH Corp. is developing three lignite-fueled generation units (2 units at Oak Grove and 1 unit at Sandow) in the state of Texas with a total estimated capacity of approximately 2,200 MW. Agreements were executed with EPC contractors to engineer and construct the units; design and procurement activities for the three units are essentially complete, and construction is well underway. Air permits for construction of all three units have been obtained. Aggregate cash capital expenditures for these three units are expected to total approximately $3.25 billion including all construction, site preparation and mining development costs, of which approximately $2.7 billion was spent as of December 31, 2008. Total recorded costs, including purchase accounting fair value adjustments and capitalized interest, are expected to total approximately $5.0 billion upon completion of the units. The expected commercial operation dates of the units are as follows: Sandow in mid 2009 and Oak Grove’s two units in late 2009 and mid 2010, respectively. See discussion in Note 16 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus under “Litigation Related to Generation Development” regarding pending litigation related to the new units.

The development program includes up to $500 million for investments in state-of-the-art emissions controls for the three new units. The development program also includes an environmental retrofit program under which Luminant will install additional environmental control systems at its existing lignite/coal-fueled generation facilities. Estimated capital expenditures associated with these additional environmental control systems total approximately $1.0 billion to $1.3 billion, of which $219 million was spent as of December 31, 2008. EFH Corp. has not yet completed all detailed cost and engineering studies for the additional environmental systems, and the cost estimates could materially change as EFH Corp. determines the details of and further evaluates the engineering and construction costs related to these investments.

Oncor Technology Initiatives—Oncor continues to invest in technology initiatives that include development of a modernized grid through the replacement of existing meters with advanced digital metering equipment and development of advanced digital communication, data management, real-time monitoring and outage detection capabilities. This modernized grid is expected to produce electricity service reliability improvements and provide the potential for additional products and services from REPs that will enable businesses and consumers to better manage their electricity usage and costs.

In May 2008, Oncor acquired a vendor’s existing BPL-based “Smart Grid” network assets in Oncor’s service territory for $90 million in cash. These network assets include BPL equipment and technology such as fiber optics, embedded sensors and software analytics that are intended to enable Oncor to better monitor its electricity distribution network over up to one-sixth of its service territory. The network assets also included certain finished goods inventory and additional components. As part of the transaction, Oncor agreed to purchase software licenses and maintenance and operation services for a three-year period for approximately $35 million, including $25 million paid at the closing of the transaction. In addition, Oncor may, at its option, purchase additional equipment and utilize additional services from the vendor that would allow Oncor to expand the BPL network to up to one-half of its service territory.

Oncor Refund to Customers—Oncor provided a one-time $72 million refund to its REP customers in the September 2008 billing cycle. The refund was a commitment made by Oncor in connection with the PUCT’s review of the Merger and was recorded as a regulatory liability in the fourth quarter 2007 as part of purchase accounting. The refund was in the form of a credit on distribution fee billings.

While the refund was provided to REPs, the intent was that it be passed through by REPs to end-use retail consumers, and only those REPs that agreed to do so received their portion of the credit. Funds allocated to those REPs that did not agree to pass on the refunds were redistributed to the other customers served by REPs agreeing to pass on the refunds to ensure that the entire $72 million was refunded. To qualify, a retail customer must have been an electricity customer in the Oncor territory during December 2007 and still be served at the same location by a REP that agreed to pass on the refund. Commercial and industrial customers also received a portion of the $72 million refund, although it was based on their individual usage during calendar year 2007.

Oncor Matters with the PUCT—See discussion of these matters, including the awarded construction of $1.3 billion of transmission lines, below under “—Regulation and Rates.”

Nuclear Generation Development—In September 2008, EFH Corp. filed a combined operating license application with the NRC for two new nuclear generation facilities, each with approximately 1,700 MW (gross capacity), at its existing Comanche Peak nuclear generation site. The application was accepted by the NRC for review in December 2008. In connection with the filing of the application, in January 2009, a subsidiary of EFH Corp. and Mitsubishi Heavy Industries Ltd. (MHI) formed a joint venture to further the development of the two new nuclear generation units using MHI’s US–Advanced Pressurized Water Reactor technology. Under the terms of the joint venture, known as Comanche Peak Nuclear Power Company LLC, a subsidiary of EFH Corp. holds an 88% ownership interest in the company, and MHI has a 12% stake.

In September 2008, EFH Corp. filed Part I of its loan guarantee application with the DOE for financing related to the proposed units. In December 2008, EFH Corp. filed Part II of the application with the DOE. The DOE continues to review the Part II application, and in accordance with DOE regulations, EFH Corp. intends to file a “Follow-On Submission,” updating its Part II application, in March 2009.

Key Risks and Challenges

Following is a discussion of key risks and challenges facing management and the initiatives currently underway to manage such challenges.

Substantial Leverage, Uncertain Financial Markets and Liquidity Risk

EFH Corp.’s substantial leverage, resulting in part from debt incurred to finance the Merger, requires a substantial amount of cash flow to be dedicated to principal and interest payments and could adversely affect EFH Corp.’s ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry, and expose it to interest rate risk. Short-term borrowings and long-term debt, including amounts due currently, totaled $42.460 billion at December 31, 2008. Taking into consideration interest-rate swap transactions, as of December 31, 2008 approximately 94% of EFH Corp.’s total long-term debt portfolio is subject to fixed interest rates, at a weighted average interest rate of 8.70%. Principal payments on EFH Corp.’s debt in 2009 are expected to total approximately $372 million, and interest payments on long-term debt are expected to total approximately $3.140 billion.

While EFH Corp. believes its cash on hand and cash flow from operations combined with availability under existing credit facilities provide sufficient liquidity to fund current and projected expenses and capital requirements for 2009 (see “—Financial Condition—Liquidity and Capital Resources” section below), there can be no assurance, considering the current dislocation and uncertainty in financial markets, that counterparties to EFH Corp.’s credit facilities will perform as expected through the maturity dates or hedging and trading counterparties, particularly related to the long-term hedging program, will meet their obligations to EFH Corp. Failure of such counterparties to meet their obligations or substantial unexpected changes in financial markets, the economy, the requirements of regulators or EFH Corp.’s industry or operations could result in constraints in EFH Corp.’s liquidity. See discussion of credit risk in “—Quantitative and Qualitative Disclosures about Market Risk” and discussion of credit facilities in “—Financial Condition—Liquidity and Capital Resources” and in Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

In addition, because its operations are capital intensive, EFH Corp. expects to rely over the long-term upon access to financial markets as a significant source of liquidity for capital requirements not satisfied by cash-on-hand, operating cash flows or its available credit facilities. If the credit crisis and related dislocation in the global financial system continue, EFH Corp.’s ability to economically access the capital or credit markets may be restricted at a time when EFH Corp. would like, or needs, to access those markets. Lack of such access could have an impact on EFH Corp.’s flexibility to react to changing economic and business conditions.

Natural Gas Price and Market Heat-Rate Exposure

Wholesale electricity prices in the ERCOT market generally move with the price of natural gas because marginal demand for electricity supply is generally met with natural gas-fueled generation facilities. Historically the price of natural gas has fluctuated due to the effects of weather, changes in industrial demand, supply availability, and other economic and market factors and such prices have been very volatile in recent years. Since 2005, natural gas prices ranged from below $5 per MMBtu to above $13 per MMBtu. The wholesale market price of power divided by the market price of natural gas represents the market heat rate. Market heat rate movements also affect wholesale electricity prices. Market heat rate reflects the efficiency of the marginal supplier (generally natural gas-fueled generation facilities) in generating electricity.

In contrast to EFH Corp.’s natural gas-fueled generation facilities, changes in natural gas prices have no significant effect on the cost of generating electricity from EFH Corp.’s nuclear and lignite/coal-fueled plants. All other factors being equal, these baseload generation assets, which provided 65% of supply volumes in 2008, increase or decrease in value as natural gas prices and market heat rates rise or fall, respectively, because of the effect of natural gas prices setting marginal wholesale power prices in ERCOT.

With the exposure to variability of natural gas prices, retail sales price management and hedging activities are critical to the profitability of the business and maintaining consistent cash flow levels. With the expiration of the formerly regulated rate mechanism on January 1, 2007, EFH Corp. has price flexibility in all of its retail markets with the exception of the sales to customers on fixed rate plans and a committed price cap at 2006 levels through 2009 for qualifying residential customers who remain on certain plans that were equal to the previously regulated rates. During 2008, the cap was below prevailing market prices and reduced retail revenues by approximately $130 million compared to 2007. Effective January 1, 2009, the cap increases by more than 2 cents per kWh.

EFH Corp.’s approach to managing commodity price risk focuses on the following:

•	employing disciplined hedging and risk management strategies through physical and financial energy-related (electricity and natural gas) contracts intended to partially hedge gross margins;

•	continuing reduction of fixed costs to better withstand gross margin volatility;

•	following a retail pricing strategy that appropriately reflects the magnitude and costs of commodity price and liquidity risk, and

•	improving retail customer service to attract and retain high-value customers.

As discussed above under “—Executive Summary—Significant Activities and Events,” EFH Corp. has implemented a long-term hedging program to mitigate the risk of future declines in wholesale electricity prices due to declines in natural gas prices.

The following sensitivity table provides estimates of the potential impact of movements in natural gas prices and market heat rates on realized pre-tax earnings for the periods presented. The estimates related to natural gas price sensitivity are based on EFH Corp.’s unhedged position as of January 30, 2009, which reflects estimates of electricity generation less amounts hedged through the long-term natural gas hedging program and amounts under existing wholesale and retail sales contracts. (For the balance of the 2009 period, the substantial majority of retail sales under month-to-month arrangements are deemed to be under contract.)

	Balance 2009	2010	2011	2012	2013
$1.00 change in gas price (a)	$22	$65	$69	$111	$290
0.1 change in market heat rate (b)	$8	$43	$57	$63	$65

(a)	Assumes conversion of electricity positions based on an approximate 8.0 market heat rate with natural gas being on the margin 75% to 90% of the time (i.e. when coal is forecast to be on the margin, no natural gas position is assumed to be generated).
(b)	Based on Houston Ship Channel natural gas price as of January 30, 2009.

EFH Corp.’s market heat rate exposure is derived from its generation portfolio and is potentially impacted by generation capacity increases, particularly increases in lignite/coal- and nuclear-fueled capacity, as well as wind capacity, which could result in lower market heat rates. EFH Corp. expects that decreases in market heat rates would decrease the value of its generation assets because lower market heat rates generally result in lower wholesale electricity prices, and vice versa. EFH Corp. mitigates market heat rate risk through retail and wholesale electricity sales contracts and shorter-term market heat rate hedging transactions. EFH Corp. evaluates opportunities to mitigate market heat rate risk over extended periods through longer-term electricity sales contracts where practical considering pricing, credit, liquidity and related factors.

On an ongoing basis, EFH Corp. will continue monitoring its overall commodity risks and seek to balance its portfolio based on its desired level of exposure to natural gas prices and market heat rates and potential changes to its operational forecasts of overall generation and consumption in its native and growth business. Portfolio balancing may include the execution of incremental transactions, including heat rate hedges, the unwinding of existing transactions and the substitution of natural gas hedges with commitments for the sale of electricity at fixed prices. As a result, commodity price exposures and their effect on earnings could change from time to time.

See “—Financial Condition—Liquidity and Capital Resources” below for a discussion of the liquidity effects of the long-term hedging program. Also see additional discussion of risk measures below under “—Quantitative and Qualitative Disclosures about Market Risk.”

Competitive Markets and Customer Retention

Competitive retail activity in Texas resulted in declines in sales volumes in 2006 and 2007. Total retail sales volumes declined 5% and 11% in 2007 and 2006, respectively, as retail sales volume declines in EFH Corp.’s historical service territory were partially offset by growth in other territories. While competition was a factor, the decline in 2007 also reflected unusually cool summer weather. While this trend reversed in 2008, with a slight increase in total retail sales volumes and 2% growth in retail customers, competition remains robust. The area representing EFH Corp.’s historical service territory prior to deregulation, largely in north Texas, consisted of more than 3.1 million electricity consumers (measured by meter counts) as of year-end 2008. EFH Corp. currently has approximately 1.8 million retail customers in that territory and approximately 0.4 million retail customers in other competitive areas in Texas. In responding to the competitive landscape and full competition in the ERCOT marketplace, EFH Corp. is focusing on the following key initiatives:

•

Maintaining competitive pricing initiatives as evidenced by price reductions on most residential service plans in fall 2008 and early 2009 and the 15% cumulative price reduction in 2007 applicable to residential customers under qualifying service plans;

•

Profitably growing the retail customer base by actively competing for new and existing customers in areas in Texas open to competition. The customer retention strategy remains focused on continuing to implement initiatives to deliver world-class customer service and improve the overall customer experience;

•

Establishing TXU Energy as the most innovative retailer in the Texas market by continuing to develop tailored product offerings to meet customer needs. TXU Energy plans to invest $100 million over the five-year period beginning in 2008 in retail initiatives aimed at helping consumers conserve energy and other demand-side management initiatives that are intended to moderate consumption and reduce peak demand for electricity, and

•

Focusing business market initiatives largely on programs targeted to retain the existing highest-value customers and to recapture customers who have switched REPs. Initiatives include maintaining and continuously refining a disciplined contracting and pricing approach and economic segmentation of the business market to enhance targeted sales and marketing efforts and to more effectively deploy the direct-sales force. Tactical programs put into place include improved customer service, new product price/service offerings and a multichannel approach for the small business market.

Texas Generation Development Program

The undertaking of the development of three generation facilities in Texas as described above under “—Executive Summary—Significant Activities and Events” involves a number of risks. Aggregate cash capital expenditures to develop these three units are expected to total approximately $3.25 billion. While EFH Corp. believes the investment economics of the program are strong, estimates of future natural gas prices, market heat rates and effects of any greenhouse gas emissions laws or regulation may prove to be inaccurate, and returns on the investment could be significantly less than anticipated. Although substantial construction work has been completed, the program remains exposed to start-up delays, failure of the units to meet performance specifications and other project execution risks. Further, the development program has been subject to litigation and other environmental challenges. In the unlikely event these development activities are cancelled, EFH Corp. is exposed to impairment of construction work-in-process assets and project discontinuance costs, including equipment order cancellation penalties (see Note 16 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus).

Energy Prices and Regulatory Risk

Natural gas prices rose to unprecedented levels in the latter part of 2005, reflecting a world-wide increase in energy prices compounded by hurricane-related infrastructure damage. The related rise in electricity prices elevated public awareness of energy costs and dampened customer demand. Natural gas prices remain subject to events that create price volatility, and while not reaching 2005 levels, forward natural gas prices rose substantially in 2007 and part of 2008 before falling in the second half of 2008 and were especially volatile in 2008. Sustained high energy prices and/or ongoing price volatility also creates a risk for regulatory and/or legislative intervention with the mechanisms that govern the competitive wholesale and retail markets in ERCOT. EFH Corp. believes that competitive markets result in a broad range of innovative pricing and service alternatives to consumers and ultimately the most efficient use of resources and regulatory entities should continue to take actions that encourage competition in the industry. Regulatory and/or legislative intervention could disrupt the relationship between natural gas prices and electricity prices, which could impact the results of EFH Corp.’s long-term hedging strategy.

New and Changing Environmental Regulations

EFH Corp. is subject to various environmental laws and regulations related to SO2, NOx and mercury emissions as well as other environmental contaminants that impact air and water quality. EFH Corp. is in compliance with all current laws and regulations, but regulatory authorities continue to evaluate existing requirements and consider proposals for changes. In addition, in July 2008, the US Court of Appeals for the D.C.

Circuit (D.C. Circuit Court) invalidated CAIR, which required reductions of SO2 and NOx emissions from power generation facilities in 28 states, including Texas, where EFH Corp.’s generation facilities are located and remanded CAIR to the EPA to promulgate a rule consistent with its opinion. In December 2008, in response to an EPA petition, the D.C. Circuit Court reversed, in part, its previous ruling. Such reversal confirmed that CAIR is not valid, but allowed it to remain in place while the EPA revises CAIR to correct the previously identified shortcomings. At this time, EFH Corp. cannot predict the outcome of this decision, including how or when the EPA may revise CAIR. See further discussion in “Business—Environmental Regulations and Related Considerations—Sulfur Dioxide, Nitrogen Oxide and Mercury Emissions” and see Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of impairment charges recorded as a result of the D.C. Circuit Court’s original ruling on CAIR.

EFH Corp. continues to closely monitor any potential legislative and regulatory changes pertaining to global climate change. In view of the fact that a substantial portion of its generation portfolio consists of lignite/coal-fueled generation plants and EFH Corp. is constructing three new lignite-fueled generation plants, EFH Corp.’s financial condition or results of operations could be materially adversely affected by the enactment of any legislation or regulation that mandates a reduction in GHG emissions or that imposes financial penalties, costs or taxes on entities that produce GHG emissions. For example, federal, state or regional legislation or regulation addressing global climate change could result in EFH Corp. either incurring increased material costs in order for it to reduce its GHG emissions or to procure emission allowances or credits in order for it to comply with a mandatory cap-and-trade emissions reduction program or incurring increased taxes, which could be material, due to the imposition of a carbon tax. See further discussion in “Business—Environmental Regulations and Related Considerations—Global Climate Change.”

Exposures Related to Nuclear Asset Outages

EFH Corp.’s nuclear assets are comprised of two generation units at Comanche Peak, each with a capacity of 1,150 MW. The Comanche Peak plant represents approximately 13% of EFH Corp.’s total generation capacity. The nuclear generation units represent EFH Corp.’s lowest marginal cost source of electricity. Assuming both nuclear generation units experienced an outage, the unfavorable impact to pretax earnings is estimated to be approximately $2 million per day before consideration of any insurance proceeds. Also see discussion of nuclear facilities insurance in Note 16 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

The inherent complexities and related regulations associated with operating nuclear generation facilities result in environmental, regulatory and financial risks. The operation of nuclear generation facilities is complex and subject to continuing review and regulation by the NRC, covering, among other things, operations, maintenance, emergency planning, security, and environmental and safety protection. The NRC may implement changes in regulations that result in increased capital or operating costs, and it may require extended outages, modify, suspend or revoke operating licenses and impose fines for failure to comply with its existing regulations and the provisions of the Atomic Energy Act. In addition, an unplanned outage at another nuclear generation facility could result in the NRC taking action to shut down the Comanche Peak plant as a precautionary measure.

The Comanche Peak plant has not experienced an extended unplanned outage, and management continues to focus on the safe, reliable and efficient operations at the plant.

Application of Critical Accounting Policies

EFH Corp.’s significant accounting policies are discussed in Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus. EFH Corp. follows accounting principles generally accepted in the US. Application of these accounting policies in the preparation of EFH Corp.’s consolidated financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and revenues and expenses during the periods covered. The following is a summary of certain critical accounting policies of EFH Corp. that are impacted by judgments and uncertainties and under which different amounts might be reported using different assumptions or estimation methodologies.

Purchase Accounting

The Merger was accounted for under purchase accounting, whereby the purchase price of the transaction was allocated to EFH Corp.’s identifiable assets acquired and liabilities assumed based upon their fair values. The estimates of the fair values recorded were determined based on the principles in SFAS 157 (see Note 24 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus) and reflect significant assumptions and judgments. Material valuation inputs for long-lived assets and liabilities included forward electricity and natural gas price curves and market heat rates, discount rates, nonperformance risk adjustments related to liabilities, retail customer attrition rates, generation plant operating and construction costs and asset lives. The valuations reflected considerations unique to the competitive wholesale power market in ERCOT as well as EFH Corp.’s assets. For example, the valuation of the baseload generation facilities considered EFH Corp.’s lignite fuel reserves and mining capabilities.

The results of the purchase price allocation included an increase in the total carrying value of EFH Corp.’s baseload generation plants and the recording of intangible assets related to the retail customer base, the TXU Energy trade name and emission credits. Further, commodity and other contracts not already subject to fair value accounting were valued, and amounts representing favorable or unfavorable contracts (versus market conditions as of the date of the Merger) were recorded as intangible assets or liabilities, respectively. Management believes all material intangible assets were identified. See Notes 2 and 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for details of the purchase price allocation and intangible assets recorded, respectively.

With respect to Oncor, the realization of its assets and settlement of its liabilities are largely subject to cost-based regulatory rate-setting processes. Accordingly, the historical carrying values of a majority of Oncor’s assets and liabilities are deemed to represent fair values. See discussion in Note 2 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus regarding adjustments to the carrying values of Oncor’s regulatory asset and related long-term debt.

The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. The goodwill amount recorded upon finalization of purchase accounting totaled $23.2 billion. Management believes the drivers of the goodwill amount include the incremental value of the future cash flow potential of the baseload generation facilities, including facilities under construction, over the values assigned to those assets under purchase accounting rules, considering the market-pricing mechanisms and growth potential in the ERCOT market, as well as the value derived from the scale of the retail business. Management also believes that the goodwill reflects the value of the relatively stable, long-lived cash flows of the regulated business, considering the constructive regulatory environment and market growth potential. In accordance with SFAS 142, goodwill is not amortized to net income, but is required to be tested for impairment at least annually. SFAS 142 requires that goodwill be assigned to “reporting units,” which management has determined to be the Competitive Electric segment and the Regulated Delivery segment, which are almost entirely comprised of TCEH and Oncor, respectively. The assignment of goodwill was based on the relative estimated enterprise values of the operations as of the date of the Merger using discounted cash flow methodologies. Goodwill amounts assigned totaled $18.3 billion to the Competitive Electric segment and $4.9 billion to the Regulated Delivery segment. None of this goodwill balance is being deducted for tax purposes.

In the fourth quarter of 2008, EFH Corp. recorded a goodwill impairment charge of $8.860 billion. The goodwill impairment is EFH Corp.’s best estimate and subject to change upon finalization of fair value calculations which is expected to be completed during the first quarter of 2009. See discussion immediately below under “—Impairment of Assets.”

Impairment of Assets

EFH Corp. evaluates long-lived assets (including intangible assets with finite lives) for impairment whenever indications of impairment exist, in accordance with SFAS 144 whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. One of those indications is a current expectation that “more likely than not” a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life (as is the case for the natural gas-fueled generation assets discussed below). For EFH Corp.’s baseload generation assets, another possible indication would be an expected long-term decline in natural gas prices and/or market heat rates. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows related to an asset or group of assets. Further, the unique nature of EFH Corp.’s property, plant and equipment, which includes a fleet of generation assets with a diverse fuel mix and individual plants that have varying production or output rates, requires the use of significant judgments in determining the existence of impairment indications and the grouping of assets for impairment testing.

Goodwill and intangible assets with indefinite useful lives are required to be tested for impairment at least annually or whenever events or changes in circumstances indicate an impairment may exist, such as the possible impairments to long-lived assets discussed above. EFH Corp. tests goodwill and intangible assets with indefinite useful lives for impairment on October 1st each year. As required by SFAS 142, EFH Corp. has allocated goodwill to its reporting units, which are its two segments: Competitive Electric and Regulated Delivery, and goodwill impairment testing is performed at the reporting unit level. Under the SFAS 142 goodwill impairment analysis, if at the assessment date, a reporting unit’s carrying value exceeds its estimated fair value (enterprise value), the estimated enterprise value of the reporting unit is compared to the estimated fair values of the reporting unit’s operating assets (including identifiable intangible assets) and liabilities at the assessment date, and the resultant implied goodwill amount is then compared to the recorded goodwill amount. Any excess of the recorded goodwill amount over the implied goodwill amount is written off as an impairment charge.

The determination of enterprise value involves a number of assumptions and estimates. EFH Corp. uses a combination of three fair value inputs to estimate enterprise values of its reporting units: internal discounted cash flow analyses (income approach), comparable company equity values and any recent pending and/or completed relevant transactions. The income approach involves estimates of future performance that reflect assumptions regarding, among other things, forward natural gas and electricity prices, market heat rates, generation plant performance and retail sales volume trends. Another key variable in the income approach is the discount rate, or weighted average cost of capital. The determination of the discount rate takes into consideration the capital structure, debt ratings and current debt yields of comparable companies as well as an estimate of return on equity that reflects historical market returns and current market volatility for the industry. Enterprise value estimates based on comparable company equity values involve using trading multiples of EBITDA of those selected companies to derive appropriate multiples to apply to the EBITDA of the reporting units. This approach requires an estimate, using historical acquisition data, of an appropriate control premium to apply to the reporting unit values calculated from such multiples. Critical judgments include the selection of comparable companies and the weighting of the three value inputs in developing the best estimate of enterprise value.

See Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a discussion of the goodwill impairment charge of $8.860 billion (not deductible for income tax purposes) recorded in the fourth quarter of 2008. The charge represents approximately 38% of the goodwill balance resulting from purchase accounting for the Merger and reflects a decline of approximately 20% in the estimated value of EFH Corp. at year-end 2008 from the indicated value at the October 2007 Merger date. The impairment primarily arises from the dislocation in the capital markets that has increased interest rate spreads and the resulting discount rates used in estimating fair values and the effect of recent declines in market values of debt and equity securities of comparable companies. Also see Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of the impairment charge of $481 million ($310 million after-tax) related to the trade name intangible asset also recorded in the fourth quarter of 2008. The estimated fair value of this intangible asset is based on an assumed royalty methodology.

In the fourth quarter of 2008, EFH Corp. recorded an impairment charge of $229 million ($147 million after-tax) related to its natural gas-fueled generation fleet. The value of those natural gas-fueled generation assets was previously increased to fair value as of October 10, 2007 along with the adjustment of EFH Corp.’s baseload generation assets, as part of purchase accounting for the Merger. An impairment charge of $198 million ($129 million after-tax) related to the fleet was recorded in 2006. The natural gas-fueled generation units are generally operated to meet peak demands for electricity, and the fleet is tested for impairment as an asset group. See Note 6 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a discussion of the impairments. The estimated impairments were based on numerous judgments including forecasted production, forward prices of natural gas and electricity, overall generation availability in ERCOT and ERCOT grid congestion. In February 2009, EFH Corp. notified ERCOT of its plans to retire 11 of its natural gas-fueled units, totaling 2,229 MW of capacity (2,341 MW installed nameplate capacity), in May 2009 and mothball (idle) an additional four units, totaling 1,596 MW of capacity (1,675 MW installed nameplate capacity), in September 2009. ERCOT has 90 days from the date of the notification to request additional information or provide feedback on the proposed changes to the operation of these units.

In 2007, EFH Corp. recorded a net charge totaling $757 million ($492 million after-tax) (substantially all of which was in the Predecessor period) in connection with the 2007 suspension and subsequent cancellation of the development of eight coal-fueled generation units. This decision and subsequent terminations of equipment orders required an evaluation and substantial judgments regarding the recoverability of recorded assets associated with the development program. In determining the net charges recorded, EFH Corp. applied accounting rules for impairment of long-lived assets under SFAS 144 and for exit activities under SFAS 146. See Note 5 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional discussion.

Derivative Instruments and Mark-to-Market Accounting

EFH Corp. enters into contracts for the purchase and sale of energy-related commodities, and also enters into other derivative instruments such as options, swaps, futures and forwards primarily to manage commodity price and interest rate risks. Under SFAS 133, these instruments are subject to mark-to-market accounting, and the determination of market values for these instruments is based on numerous assumptions and estimation techniques.

Mark-to-market accounting recognizes changes in the fair value of derivative instruments in the financial statements as market prices change. The default accounting treatment for a derivative is to record changes in fair value as unrealized mark-to-market gains and losses in net income with an offset to derivative assets and liabilities. The availability of quoted market prices in energy markets is dependent on the type of commodity (e.g., natural gas, electricity, etc.), time period specified and delivery point. In computing fair value for derivatives, each forward pricing curve is separated into liquid and illiquid periods. The liquid period varies by delivery point and commodity. Generally, the liquid period is supported by exchange markets, broker quotes and frequent trading activity. For illiquid periods, fair value is estimated based on forward price curves developed using modeling techniques that take into account available market information and other inputs that might not be readily observable in the market. EFH Corp. adopted SFAS 157 concurrent with the Merger and estimates fair value as described in Note 24 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus and discussed under “—Fair Value Measurements” below.

SFAS 133 allows for “normal” purchase or sale elections and hedge accounting designations, which generally eliminate or defer the requirement for mark-to-market recognition in net income and thus reduce the volatility of net income that can result from fluctuations in fair values. These elections and designations are intended to match the accounting recognition of the contract’s financial performance to that of the transaction the contract is intended to hedge. “Normal” purchases and sales are contracts that provide for physical delivery of quantities expected to be used or sold over a reasonable period in the normal course of business and are not subject to mark-to-market accounting.

In accounting for cash flow hedges, changes in fair value are recorded in other comprehensive income with an offset to derivative assets and liabilities to the extent the change in value is effective; that is, it mirrors the offsetting change in fair value of the forecasted hedged transaction. Changes in value that represent ineffectiveness of the hedge are recognized in net income immediately, and the effective portion of changes in fair value initially recorded in other comprehensive income are recognized in net income in the period that the hedged transactions are recognized. EFH Corp. continually assesses its hedge elections and under SFAS 133 could dedesignate positions currently accounted for as cash flow hedges, the effect of which could be more volatility of reported earnings as all changes in the fair value of the positions would be included in net income. In March 2007, the instruments making up a significant portion of the long-term hedging program that were previously designated as cash flow hedges were dedesignated as allowed under SFAS 133, and subsequent changes in their fair value are being marked-to-market in net income. In addition, in August 2008, interest rate swap transactions in effect at that time were dedesignated as cash flow hedges in accordance with SFAS 133, and subsequent changes in their fair value are being marked-to-market in net income. See further discussion of the long-term hedging program and interest rate swap transactions above under “—Executive Summary—Significant Activities and Events.”

The following tables provide the effects on both net income and other comprehensive income of accounting for those derivative instruments that EFH Corp. has determined to be subject to fair value measurement under SFAS 133.

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Amounts recognized in net income (after-tax):
Unrealized net gains (losses) on positions marked-to-market in net income (a)	$518	$(955)	$(492)	$(2)
Unrealized net (gains) losses representing reversals of previously recognized fair values of positions settled in the period (a)	25	(56)	(36)	24
Unrealized ineffectiveness net gains (losses) on positions accounted for as cash flow hedges	(3)	$—	74	150
Reversals of previously recognized unrealized net (gains) losses related to cash flow hedge positions settled in the period	—	—	(15)	5

Total	$540	$(1,011)	$(469)	$177

Amounts recognized in other comprehensive income (after-tax):
Net gains (losses) in fair value of positions accounted for as cash flow hedges (b)	$(183)	$(177)	$(288)	$598
Net (gains) losses on cash flow hedge positions recognized in net income to offset hedged transactions (b)	122	—	(89)	(45)

Total	$(61)	$(177)	$(377)	$553

(a)	Amounts for 2008 include $1.503 billion in net gains related to commodity positions and $960 million in net losses related to interest rate swaps. Prior period amounts are essentially all related to commodity positions. Prior period amounts have been reclassified to include effects of changes in fair values of positions entered into and settled within the period. This change was made in association with the reclassification of commodity hedging and trading activities discussed in Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.
(b)	As discussed in Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus under “Basis of Presentation,” these amounts have been reclassified to reflect current presentation.

The effect of mark-to-market and hedge accounting for derivatives on the balance sheet is as follows:

	Successor
	December 31, 2008	December 31, 2007
Net derivative asset related to commodity cash flow hedges	$7	$7
Net derivative liability related to interest rate hedges	(1,944)	(316)
Net commodity contract asset (liability) (a)	$459	$(2,009)

Net accumulated other comprehensive loss included in shareholders’ equity (after-tax) amounts (b)	$(238)	$(177)

(a)	Excludes amounts not arising from recognition of fair values such as payments and receipts of cash and other consideration associated with commodity hedging and trading activities.
(b)	All amounts included in other comprehensive income as of October 10, 2007, which totaled $34 million in net gains, were eliminated as part of purchase accounting.

Fair Value Measurements

In addition to purchase accounting, EFH Corp. applies fair value accounting on a recurring basis to certain assets and financial instruments under the fair value hierarchy established in SFAS 157. EFH Corp. utilizes several valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis. These techniques include, but are not limited to, the use of broker quotes and statistical relationships between different price curves and are intended to maximize the use of observable inputs and minimize the use of unobservable inputs. In applying the market approach, EFH Corp. uses a mid-market valuation convention (the mid-point between bid and ask prices) as a practical expedient.

Level 1 and Level 2 assets and liabilities consist primarily of commodity-related contracts for natural gas and electricity derivative instruments entered into for hedging purposes, securities associated with the nuclear decommissioning trust, and interest rate swaps that are economic hedges of interest payments on long-term debt. Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. Level 2 valuations are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences. Level 2 inputs include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals, and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Examples of Level 2 valuation inputs utilized by EFH Corp. include over-the-counter broker quotes and quoted prices for similar assets or liabilities that are corroborated by correlation or through statistical relationships between different price curves. For example, certain physical power derivatives are executed for a particular location at specific time periods that might not have active markets; however, an active market might exist for such derivatives for a different time period at the same location. EFH Corp. utilizes correlation techniques to compare prices for inputs at both time periods to provide a basis to value the non-active derivative. (See Note 24 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional discussion of how broker quotes are utilized.)

Level 3 assets and liabilities consist primarily of more complex long-term power purchases and sales agreements, including longer-term wind and other power purchase and sales contracts and certain natural gas positions in the long-term hedging program. Level 3 assets and liabilities are valued using significant unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. EFH Corp. uses the most meaningful information available from the market, combined with its own internally developed valuation methodologies, to develop its best estimate of fair value. The determination of fair value for Level 3 assets and liabilities requires significant management judgment and estimation.

Valuations of Level 3 assets and liabilities are sensitive to the assumptions used for the significant inputs. Where market data is available, the inputs used for valuation reflect that information as of EFH Corp.’s valuation date. In periods of extreme volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process. An illiquid market is one in which little or no observable activity has occurred or one that lacks willing buyers. Fair value adjustments include adjustments for counterparties’ credit risk, as well as EFH Corp.’s credit risk as appropriate, to determine a fair value measurement. Judgment is then applied in formulating those inputs. Valuation risk is mitigated through the performance of stress testing of the significant inputs to understand the impact that varying assumptions may have on the valuation and other review processes performed to ensure appropriate valuation.

As part of EFH Corp.’s valuation of assets subject to fair value accounting, credit risk is taken into consideration by measuring the extent of netting arrangements in place with the counterparty along with credit enhancements and the estimated credit rating of the counterparty. EFH Corp.’s valuation of liabilities subject to fair value accounting takes into consideration the market’s view of its credit risk along with the existence of netting arrangements in place with the counterparty and credit enhancements posted by EFH Corp. EFH Corp. considers the credit risk adjustment to be a Level 3 input since judgment is used to assign credit ratings, recovery rate factors and default rate factors.

Level 3 assets totaled $283 million at December 31, 2008 and represented approximately 7% of the assets measured at fair value, or less than 1% of total assets. Level 3 liabilities totaled $355 million at December 31, 2008 and represented approximately 7% of the liabilities measured at fair value, or less than 1% of total liabilities.

Valuations of several of EFH Corp.’s Level 3 assets and liabilities are based on long-dated price curves for electricity that are developed internally. Additionally, Level 3 assets and liabilities are sensitive to changes in discount rates, option-pricing model inputs such as volatility factors and credit risk adjustments. As of December 31, 2008, a $5.00 per MWh change in electricity price assumptions across unobservable inputs, primarily related to the outer years in EFH Corp.’s long-dated pricing model (years that are not market observable) would cause an approximate $95 million change in net Level 3 liabilities. In addition, EFH Corp. has derivative contracts that are valued based on option-pricing models with unobservable inputs. A 10% increase in volatility and correlation related to these contracts would cause an approximate $8 million change in net Level 3 liabilities. See Note 24 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional information about fair value measurements, including a table presenting the changes in Level 3 assets and liabilities for the twelve months ended December 31, 2008.

Revenue Recognition

EFH Corp.’s revenue includes an estimate for unbilled revenue that represents estimated daily kWh consumption after the meter read date to the end of the period multiplied by the applicable billing rates. Estimated daily kWh usage is derived using historical kWh usage information adjusted for weather and other measurable factors affecting consumption. Calculations of unbilled revenues during certain interim periods are generally subject to more estimation variability because of seasonal changes in demand. Accrued unbilled revenues totaled $505 million, $477 million and $466 million at December 31, 2008, 2007 and 2006, respectively.

Accounting for Contingencies

The financial results of EFH Corp. may be affected by judgments and estimates related to loss contingencies. A significant contingency that EFH Corp. accounts for is the loss associated with uncollectible trade accounts receivable. The determination of such bad debt expense is based on factors such as historical write-off experience, aging of accounts receivable balances, changes in operating practices, regulatory rulings, general economic conditions, effects of hurricanes and other natural disasters and customers’ behaviors. Changes in customer count and mix due to competitive activity and seasonal variations in amounts billed add to the complexity of the estimation process. Historical results alone are not always indicative of future results, causing management to consider potential changes in customer behavior and make judgments about the collectability of accounts receivable. Bad debt expense totaled $81 million, $13 million, $46 million and $68 million for the year ended December 31, 2008, the period from October 11, 2007 to December 31, 2007, the period from January 1, 2007 to October 10, 2007, and the year ended December 31, 2006, respectively. The increase in bad debt expense in 2008 was driven by retail operations in south Texas, reflecting competitive customer acquisition and the effects of Hurricane Ike. See “Financial Condition—Liquidity and Capital Resources—Bankruptcy Filing of Lehman Brothers Holdings Inc.” regarding a reserve for amounts due from subsidiaries of Lehman.

Litigation contingencies also may require significant judgment in estimating amounts to accrue. EFH Corp. accrues liabilities for litigation contingencies when such liabilities are considered probable of occurring and the amount is reasonably estimable. No significant amounts have been accrued for such contingencies during the three-year period ended December 31, 2008. See “Business—Legal Proceedings” for discussion of major litigation.

Accounting for Income Taxes

EFH Corp.’s income tax expense and related balance sheet amounts involve significant management estimates and judgments. Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, involve judgments and estimates of the timing and probability of recognition of income and deductions by taxing authorities. In assessing the likelihood of realization of deferred tax assets, management considers estimates of the amount and character of future taxable income. Actual income taxes could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, EFH Corp.’s forecasted financial condition and results of operations in future periods, as well as final review of filed tax returns by taxing authorities. EFH Corp.’s income tax returns are regularly subject to examination by applicable tax authorities. In management’s opinion, an adequate reserve has been made for any future taxes that may be owed as a result of any examination.

FIN 48 provides interpretive guidance for accounting for uncertain tax positions, and as discussed in Note 10 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus, EFH Corp. adopted this new standard January 1, 2007. See Notes 1 and 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of income tax matters.

Depreciation and Amortization

Depreciation expense related to generation facilities is based on the estimates of fair value and economic useful lives as determined in the application of purchase accounting described above. The accuracy of these estimates directly affects the amount of depreciation expense. If future events indicate that the estimated lives are no longer appropriate, depreciation expense will be recalculated prospectively from the date of such determination based on the new estimates of useful lives.

The estimated remaining lives range from 23 to 32 years for the lignite/coal-fueled generation units and an average 43 years for the nuclear-fueled generation units. The estimated life of these baseload units is 60 years, the same as estimates prior to purchase accounting. See Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus under “Property, Plant and Equipment” for discussion of the change from composite to asset-by-asset depreciation effective with the Merger.

As a result of cost-based regulatory rate-setting processes, the book value of the majority of Oncor’s assets and liabilities effectively represent fair value, and no adjustments to those regulated assets or liabilities were recorded as part of purchase accounting for the Merger. Depreciation expense for such assets totaled $330 million, $298 million and $301 million in 2008, 2007 and 2006, or 2.8% of carrying value in each of 2008, 2007 and 2006.

Finite-lived intangibles identified as a result of purchase accounting are amortized over their estimated useful lives based on the expected realization of economic effects. See Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional information.

Regulatory Assets

The financial statements at December 31, 2008 and 2007, reflect total regulatory assets of $2.071 billion and $1.593 billion, respectively. These amounts include $865 million and $967 million, respectively, of generation-related regulatory assets recoverable by securitization (transition) bonds as discussed immediately below. Rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital. The assumptions and judgments used by regulatory authorities continue to have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. (See “Regulatory Assets and Liabilities” in Note 28 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.)

Generation-related regulatory asset stranded costs arising prior to the 1999 Restructuring Legislation became subject to recovery through issuance of $1.3 billion principal amount of transition bonds in accordance with a regulatory financing order. The carrying value of the regulatory asset upon final issuance of the bonds in 2004 represented the projected future cash flows to be recovered from REPs by Oncor through revenues as a transition charge to service the principal and fixed rate interest on the bonds. The regulatory asset is being amortized to expense in an amount equal to the transition charge revenues being recognized. As discussed in Note 2 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus, the regulatory asset and related transition bonds were adjusted to fair value on the date of the Merger in accordance with purchase accounting rules.

Other regulatory assets that EFH Corp. believes are probable of recovery, but are subject to review and possible disallowance, totaled $913 million at December 31, 2008. These amounts consist primarily of employee retirement costs and storm-related service recovery costs.

Defined Benefit Pension Plans and OPEB Plans

EFH Corp. provides pension benefits based on either a traditional defined benefit formula or a cash balance formula and also provides certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from EFH Corp. Reported costs of providing noncontributory defined pension benefits and OPEB are dependent upon numerous factors, assumptions and estimates.

Benefit costs are impacted by actual employee demographics (including but not limited to age, compensation levels and years of accredited service), the level of contributions made to retiree plans, expected and actual earnings on plan assets and the discount rates used in determining the projected benefit obligation. Changes made to the provisions of the plans may also impact current and future benefit costs. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

In accordance with accounting rules, changes in benefit obligations associated with these factors may not be immediately recognized as costs in the income statement, but are recognized in future years over the remaining average service period of plan participants. As such, significant portions of benefit costs recorded in any period may not reflect the actual level of cash benefits provided to plan participants. Pension and OPEB costs as determined under applicable accounting rules are summarized in the following table:

	Successor		Predecessor
	December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	December 31, 2006
Pension costs under SFAS 87	$21	$(1)	$34	$66
OPEB costs under SFAS 106	58	11	49	81

Total benefit costs	$79	$10	$83	$147
Less amounts deferred principally as a regulatory asset or property	(42)	(8)	(43)	(84)

Net amounts recognized as expense	$37	$2	$40	$63

Discount rates	6.55%	6.45%	5.90%	5.75%

See Note 22 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus regarding other disclosures related to pension and OPEB obligations.

Sensitivity of these costs to changes in key assumptions is as follows:

Assumption	Increase/(decrease) in 2008 Pension and OPEB Costs
Discount rate—1% increase	$(20)
Discount rate—1% decrease	$36
Expected return on assets—1% increase	$(22)
Expected return on assets—1% decrease	$22

Regulatory Recovery of Pension and OPEB Costs—In 2005, an amendment to PURA relating to pension and OPEB costs was enacted by the Texas Legislature. This amendment provides for the recovery by Oncor of pension and OPEB costs for all applicable former employees of the regulated predecessor integrated electric utility. In addition to Oncor’s active and retired employees, these former employees largely include active and retired personnel engaged in TCEH’s activities, related to service of those additional personnel prior to the deregulation and disaggregation of EFH Corp.’s business effective January 1, 2002. The amendment additionally authorizes Oncor to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in Oncor’s current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings. Accordingly, in 2005, Oncor began deferring (principally as a regulatory asset or property) additional pension and OPEB costs consistent with the amendment, which was effective January 1, 2005. Amounts deferred are ultimately subject to regulatory approval.

Presentation and Analysis of Results

Management’s discussion and analysis of results of operations and cash flows has been prepared by analyzing the results of operations and cash flows of the Successor for the year ended December 31, 2008 on a stand-alone basis, by comparing the results of operations and cash flows of the Successor for the period October 11, 2007 through December 31, 2007 to the results of operations and cash flows of the Predecessor for the three months ended December 31, 2006 and by comparing the results of operations and cash flows of the Predecessor for the period January 1, 2007 through October 10, 2007 to the results of operations and cash flows of the Predecessor for the nine months ended September 30, 2006. To facilitate the discussion, certain volumetric and statistical data for 2007 have been presented as of and for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 and as of and for the three months ended December 31, 2007 compared to the three months ended December 31, 2006. Such volumetric and statistical data are measured and reported on a monthly, quarterly and annual basis.

Results of Operations

EFH Corp. Consolidated Financial Results

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Operating revenues (a)	$11,364	$1,994	$8,044	$2,283	$8,420
Fuel, purchased power costs and delivery fees	(4,595)	(644)	(2,381)	(602)	(2,182)
Net gain (loss) from commodity hedging and trading activities	2,184	(1,492)	(554)	92	61
Operating costs	(1,503)	(306)	(1,107)	(355)	(1,018)
Depreciation and amortization	(1,610)	(415)	(634)	(202)	(628)
Selling, general and administrative expenses	(957)	(216)	(691)	(237)	(582)
Franchise and revenue-based taxes	(363)	(93)	(282)	(114)	(276)
Impairment of goodwill	(8,860)	—	—	—	—
Other income	80	14	69	30	91
Other deductions	(1,301)	(61)	(841)	(25)	(244)
Interest income	27	24	56	16	30
Interest expense and related charges	(4,935)	(839)	(671)	(190)	(640)

Income (loss) from continuing operations before income taxes	(10,469)	(2,034)	1,008	696	3,032
Income tax (expense) benefit	471	673	(309)	(227)	(1,036)

Income (loss) from continuing operations	(9,998)	(1,361)	699	469	1,996
Income from discontinued operations, net of tax effect	—	1	24	6	81

Net income (loss)	(9,998)	(1,360)	723	475	2,077
Net loss attributable to noncontrolling interests (b)	160	—	—	—	—

Net income (loss) attributable to EFH Corp. (b)	$(9,838)	$(1,360)	$723	$475	$2,077

(a)

The operating revenues shown above reflect the change in classification for commodity hedging and trading activities discussed in Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus that resulted in an increase in operating revenues of $1.492 billion and $554 million for the Successor period from October 11, 2007 through December 31, 2007 and the Predecessor period from January 1, 2007 through October 10, 2007, respectively, and a decrease of $92 million and $61 million for the three months ended December 31, 2006 and nine months ended September 30, 2006, respectively.

(b)	The presentation of net loss attributable to noncontrolling interests and net income (loss) attributable to EFH Corp. reflects the adoption of SFAS 160 as discussed in Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Reference is made to comparisons of results by business segment following the discussion of consolidated results. The business segment comparisons provide additional detail and quantification of items affecting financial results.

Operating revenues are reflected in the table below:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Competitive Electric segment:
Total retail electricity revenues	$6,328	$1,142	$5,014	$1,410	$5,543
Accrued customer appreciation bonus (Note 7 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus)	—	—	—	(162)	—
Wholesale electricity revenues	3,329	505	1,637	643	1,635
Wholesale balancing activities	(214)	(9)	(14)	(25)	(6)
Amortization of intangibles (a)	(36)	(50)	—	—	—
Other operating revenues	380	83	247	84	274

Total Competitive Electric segment	9,787	1,671	6,884	1,950	7,446
Regulated Delivery segment	2,580	532	1,987	575	1,874
Net intercompany eliminations	(1,003)	(209)	(827)	(242)	(900)

Total consolidated revenues	$11,364	$1,994	$8,044	$2,283	$8,420

(a)	Represents amortization of the intangible value of retail and wholesale power sales agreements resulting from purchase accounting.

EFH Corp. Consolidated Financial Results—2008

Operating revenues for 2008 totaled $11.364 billion. Operating revenues of $9.787 billion in the Competitive Electric segment included retail electricity revenues of $6.328 billion and wholesale electricity revenues of $3.329 billion. Retail electricity revenues were positively impacted by the effects of warmer than normal weather, an increase in residential customers and higher prices in the business markets. Wholesale electricity revenues reflected higher natural gas prices and a 21% increase in volumes as discussed further in the analysis of Competitive Electric segment results. Operating revenues of $2.580 billion in the Regulated Delivery segment reflected increased distribution and transmission tariffs and growth in points of delivery. Net intercompany sales eliminations reflected the elimination of sales from Oncor to REP subsidiaries of TCEH.

Fuel, purchased power costs and delivery fees for 2008 totaled $4.595 billion, which included $318 million of net expense representing amortization of the intangible net asset values of emission credits, coal purchase contracts and power purchase agreements and the stepped-up value of nuclear fuel resulting from purchase accounting. See additional discussion below in the analysis of Competitive Electric segment results of operations.

Net gain from commodity hedging and trading activities of $2.184 billion reflected unrealized mark-to-market net gains on positions in the long-term hedging program driven by the effect of a decrease in forward market prices of natural gas. See discussion above under “—Executive Summary—Significant Activities and Events—Long-Term Hedging Program” and below in the analysis of Competitive Electric segment results of operations.

Operating costs for 2008 totaled $1.503 billion, which included operations and maintenance expenses for power generation plants, fees paid to other transmission providers and salaries and benefits for plant personnel.

Depreciation and amortization for 2008 totaled $1.610 billion, which included $688 million of depreciation expense resulting from stepped-up property, plant and equipment values and $58 million of amortization expense largely related to the intangible value of retail customer relationships recorded in connection with purchase accounting and substantially all in the Competitive Electric segment.

SG&A expenses for 2008 totaled $957 million, which included costs associated with retail electricity operations, administrative and general salaries and benefits and consulting and professional fees. Also included were $35 million of Sponsor Group management fees.

See Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of the $8.860 billion goodwill impairment charge recorded in the fourth quarter of 2008.

Other income for 2008 totaled $80 million, which consisted primarily of $44 million in accretion of the fair value adjustment to certain regulatory assets due to purchase accounting, and $21 million net insurance recovery for damage to certain mining equipment. Other deductions for 2008 totaled $1.301 billion and includes impairment charges of $501 million related to NOx and SO2 environmental allowances intangible assets and $481 million related to trade name intangible assets, both discussed in Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus, $229 million in impairment charges related to the natural gas-fueled generation fleet and $26 million in charges to reserve for net receivables (excluding termination related costs) from terminated hedging transactions with subsidiaries of Lehman Brothers Holdings Inc., which has filed for bankruptcy under Chapter 11 of the US Bankruptcy Code. See Note 13 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for details of other income and deductions.

Interest expense and related charges for 2008 totaled $4.935 billion, a substantial portion of which was driven by borrowings for Merger-related financings and included unrealized mark-to-market net losses of $1.477 billion due to the effect of declining market interest rates on interest rate swaps, $146 million amortization of discount and debt issuance costs and $75 million of amortization of debt fair value discount resulting from purchase accounting.

Income tax benefit on loss from continuing operations for 2008 totaled $471 million. Excluding the impact of the $8.860 billion non-deductible goodwill impairment, the effective rate is 29.3%. The effective income tax rate of 29.3% as compared to the 35% statutory rate reflects interest accrued for uncertain tax positions and the effect of state income taxes, partially offset by the tax benefit of lignite depletion.

Net loss attributable to EFH Corp. (an after-tax measure) for 2008 totaled $9.838 billion. The loss in the Competitive Electric segment totaled $8.929 billion, which reflected impairment charges related to goodwill, trade name and environmental allowances intangible assets and the natural gas-fueled generation fleet, unrealized net losses on interest rate swaps, higher interest expense driven by Merger-related financings, and the effects of purchase accounting, partially offset by unrealized mark-to-market net gains in the long-term hedging program. The loss in the Regulated Delivery segment totaled $486 million, which primarily reflected the goodwill impairment charge. Corporate and Other net expenses totaled $583 million, which primarily reflected interest expense on Merger-related debt. Net loss attributable to noncontrolling interests, which is not included in Corporate and Other or segment results, totaled $160 million and is subtracted from net loss to calculate net loss attributable to EFH Corp.

EFH Corp Consolidated Financial Results—2007 and 2006

Successor Period from October 11, 2007 through December 31, 2007 Compared to the Three Month Predecessor Period Ended December 31, 2006

EFH Corp.’s operating revenues decreased $289 million, or 13%, to $1.994 billion in 2007.

•

Operating revenues in the Competitive Electric segment decreased $279 million, or 14%, to $1.671 billion. The decrease reflected $268 million in lower retail electricity revenues and $138 million in lower wholesale electricity revenues, both decreases partially attributable to the ten fewer days in the 2007 period. The decrease in the retail electricity revenues also reflected residential price discount actions, partially offset by increased sales volumes. A $162 million ($105 million after-tax) charge was recorded in the 2006 period for a special residential customer appreciation bonus. See discussion in Note 7 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for details.

•

Operating revenues in the Regulated Delivery segment decreased $43 million, or 7%, to $532 million primarily due to ten fewer days in the 2007 period, partially offset by higher distribution and transmission tariffs.

•	A decrease in the net intercompany sales eliminations of $33 million, reflected lower sales by Oncor to REP subsidiaries of TCEH, while Oncor’s sales to nonaffiliated REPs increased.

Fuel, purchased power costs and delivery fees increased $42 million, or 7%, to $644 million. The increase reflects $67 million of net expense recorded in the 2007 period representing amortization of the intangible net asset values of emission credits, coal purchase contracts and power purchase agreements and the stepped-up value of nuclear fuel resulting from purchase accounting. See additional discussion below in the analysis of Competitive Electric segment results of operations.

The net loss from commodity hedging and trading activity of $1.492 billion in the 2007 period reflected unrealized mark-to-market net losses totaling $1.556 billion, driven by the effect of an increase in forward market prices of natural gas on positions in the long-term hedging program, compared to unrealized mark-to-market net gains of $58 million in the 2006 period. See discussion above under “—Executive Summary—Significant Activities and Events—Long-Term Hedging Program” and below in the analysis of Competitive Electric segment results of operations.

Operating costs decreased $49 million, or 14%, to $306 million.

•	Operating costs in the Competitive Electric segment decreased $40 million, or 24%, to $124 million primarily reflecting reductions in costs largely resulting from the timing of maintenance outages.

•

Operating costs in the Regulated Delivery segment decreased $9 million, or 5%, to $182 million reflecting the ten fewer days in the 2007 Successor period compared to the 2006 period, partially offset by higher fees paid to other transmission entities and higher vegetation management expenses.

Depreciation and amortization increased $213 million to $415 million. The increase includes $157 million of incremental depreciation expense resulting from stepped-up property, plant and equipment values and $81 million in incremental amortization expense largely related to the intangible value of retail customer relationships, both recorded in connection with purchase accounting and substantially all in the Competitive Electric segment.

SG&A expenses decreased $21 million, or 9%, to $216 million.

•	SG&A expenses in the Competitive Electric segment decreased $13 million, or 8%, to $154 million, largely attributable to the ten fewer days in the 2007 period.

•	SG&A expenses in the Regulated Delivery segment increased $6 million, or 15%, to $45 million, primarily reflecting increased employee incentive pay and benefit expense in the 2007 period.

•

Corporate and Other SG&A expenses decreased $14 million, or 45%, to $17 million due primarily to lower salaries and incentive compensation in 2007 and $8 million in costs related to strategic initiatives in 2006, partially offset by $8 million of Sponsor management fees in 2007.

Other income totaled $14 million in the 2007 period and $30 million in the 2006 period. The 2007 amount includes $10 million in accretion of the fair value adjustment to certain regulatory assets due to purchase accounting, and the 2006 amount includes $15 million of insurance recoveries related to the 2005 settlement of shareholders’ litigation and $12 million of amortization of a deferred gain on sale of a business that was eliminated in purchase accounting. Other deductions totaled $61 million in the 2007 period and $25 million in the 2006 period. The 2007 amount includes $51 million of professional fees incurred related to the Merger.

Interest expense and related charges increased $649 million to $839 million in the 2007 period, which was driven by borrowings for Merger-related financings.

Income tax benefits on pretax losses from continuing operations totaled $673 million in the 2007 period compared to income tax expense of $227 million on pretax income from continuing operations in the 2006 period. The effective income tax rate was 33.1% on a loss in the 2007 period compared to 32.6% on income in the 2006 period. The higher effective rate on a loss was due to the lignite depletion benefit, which was largely offset by non-deductible merger transaction costs, higher accrual of interest on uncertain tax positions and the effects of lower production deduction benefits in 2007.

Results from continuing operations (an after-tax measure) decreased $1.830 billion to a loss of $1.361 billion in the 2007 Successor period.

•

Results in the Competitive Electric segment decreased $1.731 billion to a loss of $1.245 billion driven by significantly higher unrealized mark-to-market net losses on positions in the long-term hedging program, higher net interest expense driven by Merger-related financings and the effects of purchase accounting.

•	Earnings in the Regulated Delivery segment increased $1 million to $63 million.

•

Corporate and Other net expenses totaled $179 million in the 2007 Successor period and $79 million in the 2006 period. The amounts in 2007 and 2006 include recurring interest expense on outstanding debt and notes and advances from subsidiaries, as well as corporate general and administrative expenses. The after-tax increase of $100 million primarily reflects:

•	$33 million in financial advisory, legal and other professional fees in 2007 directly related to the Merger;

•	$31 million in higher net interest expense, driven by issuance of Merger-related debt;

•	$8 million in lower other income reflecting the absence, due to purchase accounting, of amortization of a gain on the sale of a business, and

•	decreased income tax benefit driven by nondeductible merger transactions costs,

partially offset by:

•	$9 million decrease in SG&A expense as discussed above.

Predecessor Period from January 1, 2007 through October 10, 2007 Compared to the Nine Month Predecessor Period Ended September 30, 2006

EFH Corp.’s operating revenues decreased $376 million, or 4%, to $8.044 billion in 2007.

•

Operating revenues in the Competitive Electric segment decreased $562 million, or 8%, to $6.884 billion. The decrease is primarily due to a $529 million decrease in retail electricity revenues, reflecting residential price discount actions and lower sales volumes. The volume decline was driven by the effects of a net loss of customers due to competitive activity and lower average consumption per customer due in part to unusually cool summer weather in 2007 and hotter than normal weather in 2006.

•

Operating revenues in the Regulated Delivery segment increased $113 million, or 6%, to $1.987 billion. The revenue increase reflected growth in points of delivery and higher distribution and transmission tariffs, partially offset by lower average consumption, due in part to the cooler summer weather.

•	A decrease in the net intercompany sales eliminations of $73 million reflected lower sales by Oncor to REP subsidiaries of TCEH, while its sales to nonaffiliated REPs increased.

Fuel, purchased power costs and delivery fees increased $199 million, or 9%, to $2.381 billion. The increase reflected purchases of power due to a scheduled refueling and major maintenance outage for one of the two Comanche Peak nuclear generation units. Maintenance work during the 55-day outage, which ended in April 2007 and drove an eleven percent decline in nuclear generation volumes, included the replacement of the unit’s steam generators and reactor vessel head. Higher fuel costs also reflected increased lignite mining expenses driven by significantly above normal summer rainfall.

Commodity hedging and trading activities resulted in a $554 million net loss in 2007 compared to a $61 million net gain in 2006. The net loss in 2007 reflects unrealized mark-to-market net losses totaling $722 million driven by the effect of higher forward market prices of natural gas on positions in the long-term hedging program. See discussion above under “—Executive Summary—Significant Activities and Events—Long-Term Hedging Program” and below in the analysis of Competitive Electric segment results of operations.

Operating costs increased $89 million, or 9%, to $1.107 billion.

•

Operating costs in the Competitive Electric segment increased $29 million, or 7%, to $471 million. The increase reflected higher generation maintenance costs largely due to the scheduled outage in the spring of 2007 of one of the Comanche Peak nuclear generation units and the utilization of SO2 emission credits in 2007 for the lignite/coal-fueled generation units, partially offset by lower costs resulting from generation technical support outsourcing agreements.

•

Operating costs in the Regulated Delivery segment increased $58 million, or 10%, to $637 million. The increase reflected higher third-party transmission fees, expenses for equipment installation costs for a third party intended to facilitate Oncor’s technology initiatives and higher storm-driven service restoration costs, partially offset by lower vegetation management expenses.

Depreciation and amortization increased $6 million, or 1%, to $634 million. The increased expense reflects higher depreciation driven by ongoing investments in property, plant and equipment, largely offset by lower natural gas-fueled generation plant depreciation due to the impairment of the natural gas-fueled generation fleet in the second quarter of 2006, lower expense associated with mining reclamation obligations and lower amortization of the regulatory assets associated with the securitization bonds.

SG&A expenses increased $109 million, or 19%, to $691 million. The increase reflected higher expenses in the retail operations for marketing costs and professional fees for retail billing and customer care systems enhancements and strategic marketing projects, as well as higher costs associated with the new generation facilities development program, principally salaries and consulting expenses.

Other income totaled $69 million in 2007 and $91 million in 2006. Other deductions totaled $841 million in 2007 and $244 million in 2006. The 2007 other deductions amount included net charges of $755 million related to the cancelled development of eight coal-fueled generation units (see Note 5 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus). The 2006 other deductions amount includes a $198 million impairment charge related to natural gas-fueled generation units (see Note 6 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus). See Note 13 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for details of other income and deductions.

Interest expense and related charges increased $31 million, or 5%, to $671 million in 2007. Of the increase, $27 million was attributable to the ten additional days in the 2007 period and reflected borrowings associated with the Merger. The remaining increase reflected higher average borrowings, primarily to fund capital expenditures, largely offset by increased capitalized interest.

Income tax expense on income from continuing operations totaled $309 million in 2007 and $1.036 billion in 2006. Excluding the $70 million deferred tax benefit in 2007 and the $41 million deferred tax charge in 2006 related to the Texas margin tax, the effective income tax rate was 37.6% in 2007 and 32.8% in 2006. (These unusual deferred tax adjustments distort the comparison; they have therefore been excluded for purposes of a more meaningful discussion). The increase in the effective rate primarily reflects the impacts of higher interest accrued related to uncertain tax positions and higher income-based taxes under the Texas margin tax.

Results from continuing operations (an after-tax measure) decreased $1.297 billion to $699 million in 2007.

•

Earnings in the Competitive Electric segment decreased $1.159 billion to $722 million driven by unrealized mark-to-market net losses on positions in the long-term hedging program and the charges related to the cancelled development of eight coal-fueled generation units.

•

Earnings in the Regulated Delivery segment decreased $17 million to $265 million driven by higher costs associated with the 2006 cities rate settlement and a decline in delivered volumes due to lower average consumption.

•

Corporate and Other net expenses totaled $288 million in 2007 and $167 million in 2006. The amounts in 2007 and 2006 include recurring interest expense on outstanding debt and advances from subsidiaries, as well as corporate general and administrative expenses. The increase of $121 million (after-tax) primarily reflects:

•

$33 million in nonrecurring gains in 2006 primarily related to the settlement of a telecommunications contract dispute, an insurance recovery of a litigation settlement and a gain on the sale of mineral rights;

•	$25 million in financial advisory, legal and other professional fees in 2007 directly related to the Merger, and

•

the write-off in 2007 of $25 million in previously deferred costs related to anticipated strategic transactions (including expected financings) that were no longer expected to be completed as a result of the Merger.

The increase in Corporate and Other net expenses also reflected higher 2007 expenses related to accrued interest on uncertain income tax positions and SG&A expenses driven by higher compensation and consulting expenses, partially offset by a deferred tax benefit related to the Texas margin tax as described in Note 11 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Competitive Electric Segment

The following tables present financial operating results of the Competitive Electric segment for the Successor periods of the year ended December 31, 2008 and the period from October 11, 2007 through December 31, 2007 and for the Predecessor periods from January 1, 2007 through October 10, 2007, the three months ended December 31, 2006 and the nine months ended September 30, 2006. Volumetric and other statistical data have been presented as of and for the Successor period of the year ended December 31, 2008 and for the Predecessor periods for the nine months ended September 30, 2007, the three months ended December 31, 2006 and the nine months ended September 30, 2006. Volumetric and other statistical data have also been presented as of and for the three months ended December 31, 2007.

Financial Results

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Operating revenues	$9,787	$1,671	$6,884	$1,950	$7,446
Fuel, purchased power costs and delivery fees	(5,600)	(852)	(3,209)	(847)	(3,081)
Net gain (loss) from commodity hedging and trading activities	2,184	(1,492)	(554)	92	61
Operating costs	(677)	(124)	(471)	(164)	(442)
Depreciation and amortization	(1,092)	(315)	(253)	(81)	(252)
Selling, general and administrative expenses	(682)	(154)	(489)	(167)	(403)
Franchise and revenue-based taxes	(110)	(30)	(81)	(42)	(84)
Impairment of goodwill	(8,000)	—	—	—	—
Other income	34	2	22	18	5
Other deductions	(1,274)	(8)	(735)	(10)	(205)
Interest income	61	10	271	66	137
Interest expense and related charges	(4,010)	(609)	(357)	(73)	(316)

Income (loss) before income taxes	(9,379)	(1,901)	1,028	742	2,866
Income tax (expense) benefit	450	656	(306)	(256)	(985)

Net income (loss)	$(8,929)	$(1,245)	$722	$486	$1,881

Competitive Electric Segment

Sales Volume and Customer Count Data

	Successor		Predecessor
	Year Ended December 31, 2008	Three Months Ended December 31, 2007	Nine Months Ended September 30, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Sales volumes:
Retail electricity sales volumes—(GWh):
Residential	28,135	5,967	21,256	5,825	23,770
Small business (a)	7,363	1,622	5,861	1,707	6,716
Large business and other customers	13,945	3,591	10,946	3,329	10,703

Total retail electricity	49,443	11,180	38,063	10,861	41,189
Wholesale electricity sales volumes	47,270	11,198	27,914	11,061	25,870
Net sales (purchases) of balancing electricity to/from ERCOT (b)	(527)	47	622	(394)	1,268

Total sales volumes	96,186	22,425	66,599	21,528	68,327

Average volume (kWh) per retail customer (c):
Residential	14,780	3,197	11,399	3,086	12,235
Small business	28,743	6,337	22,421	6,319	23,926
Large business and other customers	475,886	104,582	276,764	73,121	210,515

Weather (service territory average)—percent of normal (d):
Percent of normal:
Cooling degree days	108.5%	171.8%	94.2%	104.5%	118.5%
Heating degree days	92.5%	89.7%	106.2%	90.9%	71.2%

Average revenues per MWh:
Residential	$134.42	$127.87	$138.99	$143.29	$148.44

Customer counts:
Retail electricity customers (end of period and in thousands) (e):
Residential	1,932	1,875	1,858	1,871	1,904
Small business (a)	257	256	256	267	273
Large business and other customers	25	33	35	44	47

Total retail electricity customers	2,214	2,164	2,149	2,182	2,224

(a)	Customers with demand of less than 1 MW annually.
(b)	See Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of reporting of ERCOT balancing activity.
(c)	Calculated using average number of customers for the period.
(d)	Weather data is obtained from Weatherbank, Inc., an independent company that collects and archives weather data from reporting stations of the National Oceanic and Atmospheric Administration (a federal agency under the US Department of Commerce).
(e)	Based on number of meters.

Competitive Electric Segment

Revenue and Commodity Hedging and Trading Activities

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Operating revenues:
Retail electricity revenues:
Residential	$3,782	$654	$3,064	$835	$3,528
Small business (a)	1,099	202	880	249	984
Large business and other customers	1,447	286	1,070	326	1,031

Total retail electricity revenues	6,328	1,142	5,014	1,410	5,543
Wholesale electricity revenues	3,329	505	1,637	643	1,635
Net sales (purchases) of balancing electricity to/from ERCOT (b)	(214)	(9)	(14)	(25)	(6)
Amortization of intangibles (c)	(36)	(50)	—	—	—
Other operating revenues (d)	380	83	247	(78)	274

Total operating revenues	$9,787	$1,671	$6,884	$1,950	$7,446

Commodity hedging and trading activities:
Unrealized net gains (losses), including cash flow hedge ineffectiveness from changes in fair value (e)	$2,290	$(1,469)	$(646)	$25	$203
Unrealized net (gains) losses representing reversals of previously recognized fair values of positions settled in the current period (e)	(9)	(87)	(76)	33	11
Realized net gains (losses) on settled positions (f)	(97)	64	168	34	(153)

Total gain (loss)	$2,184	$(1,492)	$(554)	$92	$61

Estimated share of ERCOT retail markets (g):
Residential	37%	36%	36%	37%	38%
Business markets	26%	27%	27%	29%	30%

(a)	Customers with demand of less than 1 MW annually.
(b)	See Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of reporting of ERCOT balancing activity.
(c)	Represents amortization of the intangible net asset value of retail and wholesale power sales agreements resulting from purchase accounting.
(d)	Includes a $162 million charge for a special customer appreciation bonus in the fourth quarter of 2006. This charge does not affect the computation of residential average revenues per MWh. See Note 7 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.
(e)	Amounts have been reclassified to include effects of changes in fair values of positions entered into and settled within the period; this change was made in association with the reclassification of commodity hedging and trading activities discussed in Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.
(f)	Includes physical commodity trading activity not subject to mark-to-market accounting of $44 million in net gains in 2008, $3 million in net losses in the period October 11, 2007 to December 31, 2007, $16 million in net losses in the period January 1, 2007 to October 10, 2007, $5 million in net losses for the three months ended December 31, 2006 and $29 million in net losses for the nine months ended September 30, 2006.
(g)	Based on number of meters at end of period. Based on the number of customers who have choice. Calculations based on TXU Energy customer segmentation and ERCOT total customer counts.

Competitive Electric Segment

Production, Purchased Power and Delivery Cost Data

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Fuel, purchased power costs and delivery fees ($ millions):
Nuclear fuel	$95	$21	$66	$20	$65
Lignite/coal	640	127	467	122	353

Total baseload fuel	735	148	533	142	418
Natural gas fuel and purchased power	2,881	302	1,435	358	1,429
Amortization of intangibles (a)	318	67	—	—	—
Other costs	351	68	213	60	169

Fuel and purchased power costs (b)	4,285	585	2,181	560	2,016
Delivery fees (c)	1,315	267	1,028	287	1,065

Total	$5,600	$852	$3,209	$847	$3,081

	Successor		Predecessor
	Year Ended December 31, 2008	Three Months Ended December 31, 2007	Nine Months Ended September 30, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Fuel and purchased power costs (which excludes generation plant operating costs) per MWh:
Nuclear fuel	$4.92	$4.64	$4.59	$4.39	$4.25
Lignite/coal (d)	$15.80	$13.48	$14.31	$12.46	$11.60
Natural gas fuel and purchased power	$81.99	$60.04	$62.29	$54.08	$65.71
Delivery fees per MWh	$26.33	$26.64	$25.60	$26.10	$25.60

Production and purchased power volumes (GWh):
Nuclear	19,218	5,157	13,664	4,501	15,292
Lignite/coal	44,923	12,197	34,297	11,329	34,252

Total baseload generation	64,141	17,354	47,961	15,830	49,544
Natural gas-fueled generation	4,122	500	3,491	502	3,487
Purchased power (b)	31,018	5,483	18,619	6,122	18,258

Total energy supply	99,281	23,337	70,071	22,454	71,289
Less line loss and power imbalances	3,095	912	3,472	926	2,962

Net energy supply volumes	96,186	22,425	66,599	21,528	68,327

Baseload capacity factors (%):
Nuclear	95.2%	101.6%	90.8%	89.2%	102.0%
Lignite/coal	87.6%	94.5%	89.7%	87.9%	89.5%
Total baseload	89.8%	96.5%	90.0%	88.2%	93.1%

(a)	Represents amortization of the intangible net asset values of emission credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel resulting from purchase accounting.
(b)	See Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of reporting of ERCOT balancing activity.
(c)	Includes delivery fee charges from Oncor that are eliminated in consolidation.
(d)	Includes depreciation and amortization of lignite mining assets, which is reported in the depreciation and amortization expense line item, but is part of overall fuel costs.

Competitive Electric Segment—Financial Results

Operating revenues are shown in the following table:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Total retail electricity revenues	$6,328	$1,142	$5,014	$1,410	$5,543
Accrued customer appreciation bonus (Note 7 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus)	—	—	—	(162)	—
Wholesale electricity revenues	3,329	505	1,637	643	1,635
Wholesale balancing activities	(214)	(9)	(14)	(25)	(6)
Amortization of intangibles (a)	(36)	(50)	—	—	—
Other operating revenues	380	83	247	84	274

Total operating revenues	$9,787	$1,671	$6,884	$1,950	$7,446

(a)	Represents amortization of the intangible value of retail and wholesale power sales agreements resulting from purchase accounting.

Successor Period—Year Ended December 31, 2008

Operating revenues for 2008 totaled $9.787 billion. Retail electricity revenues of $6.328 billion were positively impacted in 2008 by the effects of warmer than normal weather, a 3% increase in residential customers and higher prices in the business markets reflecting higher wholesale electricity costs. Retail electricity revenues were negatively impacted by reduced business electricity usage, especially in the fourth quarter, and a 15% price discount phased in during 2007 to those residential customers in EFH Corp.’s historical territory with month-to-month service plans and a rate equivalent to the former regulated rate. Wholesale electricity revenues of $3.329 billion reflected higher natural gas prices and a 21% increase in volumes. The rise in natural gas prices through July 2008 reflected the overall trend of higher energy prices and increased demand in natural gas-fueled generation due to warmer weather in 2008. Higher wholesale sales volumes reflected several factors, including increased demand (due to warmer weather), baseload plant outages and congestion, as well as increased near-term bilateral power contracting activity due in part to increased demand and market volatility in 2008. Wholesale balancing activity represents intraday purchases and sales transactions with ERCOT for real-time balancing purposes, as measured in 15-minute intervals, which are highly variable and in 2008 reflected weather-driven volatility, generation facility outages and congestion effects. Other operating revenues reflect retail natural gas sales and miscellaneous services revenues.

Fuel, purchased power costs and delivery fees for 2008 totaled $5.600 billion, which included $318 million of net expense representing amortization of the intangible net asset values of environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped-up value of nuclear fuel resulting from purchase accounting. Fuel and purchased power costs for 2008 also reflected:

•

higher purchased power costs due to higher natural gas prices and volatility in the markets as hot weather and congestion issues in the spring resulted in power purchases at high prices, while Hurricane Ike and economic factors resulted in lower demand later in the year and sales of excess power back into the markets at lower prices;

•	higher purchased power volumes due to planned and unplanned baseload generation plant outages and the factors that drove wholesale sales volumes as described above;

•	higher fuel costs in natural gas-fueled generation plants due to higher natural gas prices; and

•	higher usage and prices (including transportation costs) of purchased coal.

Results from commodity hedging and trading activities include realized and unrealized gains and losses associated with financial instruments used for commodity hedging and trading purposes, as well as gains and losses on physical sales and purchases of commodities for trading and hedging purposes. A substantial majority of the commodity hedging activities are intended to mitigate the risk of commodity price movements on future revenues and involve natural gas positions entered into as part of the long-term hedging program. The results of these activities have been volatile because of the effects of movements in forward natural gas prices on unrealized mark-to-market valuations. Following is an analysis of results from commodity hedging and trading activities for 2008:

Unrealized mark-to-market net gains totaling $2.281 billion include:

•

$2.324 billion in net gains related to hedge positions, which includes $2.282 billion in net gains from changes in fair value and $42 million in net gains that represent reversals of previously recorded fair values of positions settled in the period;

•

$68 million in “day one” net losses related to large hedge positions (see Note 19 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus), and

•

$25 million in net gains related to trading positions, which includes $76 million in net gains from changes in fair value and $51 million in net losses that represent reversals of previously recorded fair values of positions settled in the period.

Realized net losses totaling $97 million include:

•	$177 million in net losses related to hedge positions that primarily offset hedged electricity revenues recognized in the period, and

•	$80 million in net gains related to trading positions.

Operating costs for 2008 totaled $677 million and primarily reflected operations and maintenance expenses for power generation plants and salaries and benefits for plant personnel. Costs in 2008 reflected increased unplanned lignite plant outages, refueling of both nuclear-fueled units in 2008 as compared to only one unit being refueled in 2007 based on a normal cycle, an increase in property taxes and costs associated with combustion turbines now operated for TCEH’s own benefit.

Depreciation and amortization expense for 2008 totaled $1.092 billion and included $688 million of depreciation expense from stepped-up property, plant and equipment values and $51 million in amortization expense related to the intangible value of retail customer relationships, both resulting from the effects of purchase accounting. Depreciation expense also reflects normal additions and replacements of equipment in generation operations.

SG&A expense for 2008 totaled $682 million and includes retail operations, administrative and general salaries and benefits and consulting and professional fees. Such expenses reflected increased retail staffing and related expenses to support customer growth initiatives, retail computer system enhancement costs and higher levels of bad debt expense driven by residential customer growth in south Texas and Hurricane Ike.

See Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of the $8.0 billion goodwill impairment charge recorded in the fourth quarter of 2008.

Other income totaled $34 million and other deductions totaled $1.274 billion for 2008. Other income includes an insurance recovery of $21 million and mineral rights royalty income of $4 million. Other deductions includes impairment charges of $501 million related to NOx and SO2 environmental allowances intangible assets and $481 million related to trade name intangible assets, both discussed in Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus, $229 million in impairment charges related to the natural gas-fueled generation fleet discussed in Note 6 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus and $26 million in charges to reserve for net receivables (excluding termination related charges) from terminated hedging transactions with subsidiaries of Lehman Brothers Holdings Inc., which has filed for protection under Chapter 11 of the US Bankruptcy Code.

Interest income totaled $61 million for 2008 and primarily reflected interest on loans to affiliates.

Interest expense and related charges for 2008 totaled $4.010 billion, a substantial portion of which was driven by borrowings for Merger-related financings and included unrealized mark-to-market net losses of $1.477 billion on interest rate swaps, $119 million amortization of discount and debt issuance costs and $17 million of amortization of debt fair value discount resulting from purchase accounting.

Income tax benefit for 2008 was $450 million. Excluding the impact of the $8.0 billion non-deductible goodwill impairment, the effective rate was 32.6%. The effective rate of 32.6% on a loss compared to the 35% federal statutory rate reflects the impact of state income taxes, interest accrued for uncertain tax positions and non-deductible interest expense and losses on certain benefit plans, partially offset by the effect of lignite depletion.

Net loss for 2008 totaled $8.929 billion reflecting impairment charges related to goodwill, trade name and environmental allowances intangible assets and the natural gas-fueled generation fleet, unrealized net losses on interest rate swaps, higher interest expense driven by Merger-related financings, and the effects of purchase accounting, partially offset by unrealized mark-to-market net gains on positions in the long-term hedging program.

Successor Period from October 11, 2007 through December 31, 2007 Compared to the Three Month Predecessor Period Ended December 31, 2006

Total operating revenues decreased $279 million, or 14%, to $1.671 billion.

The $268 million, or 19%, decrease in retail electricity revenues reflected the following:

•	The decrease in retail electricity revenues was partially due to $186 million in revenues attributable to the ten fewer days in the 2007 period.

•

Lower average pricing (including customer mix effects) was driven by residential price discounts, including a six percent price discount effective with meter reads on March 27, 2007, an additional four percent price discount effective with meter reads on June 8, 2007, and another five percent price discount effective with meter reads on October 24, 2007 to those residential customers in EFH Corp.’s historical service territory with month-to-month service plans and a rate equivalent to the former regulated rate. Lower average pricing also reflected new competitive product offerings in residential and small business markets and a change in customer mix in the large business market.

•

A 3% increase in retail sales volumes partially offset the effect of lower average pricing. Large business market volumes increased 8% driven by successful contracting with larger customers. Residential volumes increased 2% driven by warmer than normal fall weather. Small business volumes declined 5% reflecting competitive activity.

•	Total retail electricity customer counts at December 31, 2007 declined 1% from December 31, 2006.

Wholesale electricity revenues decreased $138 million, or 21%. Of the decrease, $66 million was attributable to the ten fewer days in the 2007 period. Lower average prices contributed to the decrease and reflected lower natural gas prices during 2007. The pricing impact was partially offset by volume growth driven in part by the decline in retail sales.

Wholesale sales and purchases of electricity are reported gross in the income statement only if the transactions are scheduled for physical delivery with ERCOT.

Fuel, purchased power costs and delivery fees increased $5 million, or 1%, to $852 million. The ten fewer days in the 2007 period resulted in $123 million in lower costs. The 2007 period included $67 million of incremental net expense representing amortization of the intangible net asset values of emission credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped-up value of nuclear fuel resulting from purchase accounting. Higher fuel costs reflected an 8% increase in lignite/coal-fueled generation and an increase in mining expenses that was driven by significantly above normal summer rainfall. A decrease in purchased power costs reflected the timing of planned nuclear outages (fall of 2006 compared to spring of 2007) and substantially fewer lignite/coal-fueled unit outages in 2007.

Results from commodity hedging and trading activities include realized and unrealized gains and losses associated with financial instruments used for commodity hedging and trading purposes, as well as gains and losses on physical sales and purchases of commodities for trading and certain commodity hedging purposes. A substantial majority of the commodity hedging activities are intended to mitigate the risk of commodity price movements on future revenues and involve natural gas positions entered into as part of the long-term hedging program. The results of these activities have been volatile because of the effects of movements in forward natural gas prices on unrealized mark-to-market valuations. Following is an analysis of activities for the periods:

Period from October 11, 2007 through December 31, 2007—Unrealized mark-to-market net losses totaling $1.556 billion include:

•

$1.533 billion in net losses related to hedge positions, which includes $1.461 billion in net losses from changes in fair values and $72 million in net losses that represent reversals of previously recorded fair values of positions settled in the period. These losses are driven by the effect of higher natural gas prices in forward periods on positions in the long-term hedging program;

•	$15 million in net losses related to trading positions, which represent reversals of previously recorded fair values of positions settled in the period; and

•	$8 million in “day one” losses related to the large hedge positions entered into at below-market prices.

Realized net gains totaling $64 million include:

•	$73 million in net gains related to hedge positions that offset hedged electricity revenues and fuel and purchased power costs recognized in the period, and

•	$9 million in net losses related to trading positions.

Three Months Ended December 31, 2006—Unrealized mark-to-market net gains totaling $58 million include:

•

$32 million in net gains related to hedge positions, which includes $13 million in net gains from changes in fair values and $19 million in net gains that represent reversals of previously recorded fair values of positions settled in the period, and

•

$26 million in net gains related to trading positions, which includes $12 million in net gains from changes in fair values and $14 million in net gains that represent reversals of previously recorded fair values of positions settled in the period.

Realized net gains totaling $34 million include:

•	$37 million in net gains on settlement of economic hedge positions that offset hedged electricity revenues and fuel and purchased power costs recognized in the current period, and

•	$3 million in net losses related to trading positions.

Operating costs decreased $40 million, or 24%, to $124 million in 2007. Of the decrease, $19 million was attributable to the ten fewer days in the 2007 period. The decrease also reflected reductions in costs largely resulting from the timing of maintenance outages. Planned outages of nuclear units occurred in the fall of 2006 and the spring of 2007, and there were substantially fewer lignite/coal-fueled unit outage days in 2007.

Depreciation and amortization increased $234 million in 2007. The 2007 period included $157 million of incremental depreciation expense resulting from stepped-up property, plant and equipment values and $79 million in incremental amortization expense related to the intangible value of retail customer relationships recorded in connection with purchase accounting. The ten fewer days in the 2007 period resulted in $8 million in lower costs. Higher baseload generation plant depreciation due to ongoing investments in property, plant and equipment was largely offset by lower natural gas-fueled generation plant depreciation due to the impairment of the natural gas-fueled generation fleet in the second quarter of 2006 and lower expense associated with mining reclamation obligations.

SG&A expenses decreased $13 million, or 8%, to $154 million in 2007. Of the decrease, $15 million was attributable to the ten fewer days in the 2007 period. SG&A expenses also reflected lower bad debt expenses, driven by a decrease in delinquencies and lower accounts receivable, and higher severance costs in 2006 largely offset by increased retail expenses for marketing, professional fees and salary and benefits, which were driven by an increase in staffing.

Franchise and revenue-based taxes decreased $12 million, or 29%, to $30 million in 2007. Of the decrease, $3 million was attributable to the ten fewer days in the 2007. The remaining decrease reflected lower state gross receipts taxes due to lower revenues.

Other income totaled $2 million in 2007 and $18 million in 2006. The 2006 amount included $4 million in net gains on the sale of assets, $4 million in mineral royalty income, a $3 million sales tax refund and $2 million in insurance recoveries. Other deductions totaled $8 million in 2007 and $10 million in 2006. The 2007 other deductions included equity losses of unconsolidated subsidiaries and net charges related to the cancellation of eight coal-fueled generation plants. The 2006 other deductions included litigation charges and equity losses of unconsolidated subsidiaries.

Interest income decreased $56 million to $10 million in 2007 reflecting lower average balances of loans to affiliates.

Interest expense and related charges increased by $536 million to $609 million in 2007. The ten fewer days in the 2007 period resulted in $15 million in decreased charges. The increase reflected higher average balances and higher average rates driven by Merger-related financings.

Income tax benefit totaled $656 million in 2007 compared to income tax expense of $256 million in 2006. The effective income tax rate was 34.5% on a loss in the 2007 period compared to 34.5% on income in the 2006 period. The effective rate on a loss reflected an increase due to the lignite depletion benefit, which was offset by lower production deduction benefits, higher accrual of interest on uncertain tax positions and, as the result of purchase accounting, the absence of investment tax credit amortization in 2007.

Results from operations decreased $1.731 billion to a net loss of $1.245 billion in 2007 driven by significantly higher unrealized mark-to-market net losses on positions in the long-term hedging program, higher net interest expense driven by Merger-related financings and the effects of purchase accounting.

Predecessor Period from January 1, 2007 through October 10, 2007 Compared to the Nine Month Predecessor Period Ended September 30, 2006

Total operating revenues decreased $562 million, or 8%, to $6.884 billion.

The $529 million, or 10%, decrease in retail electricity revenues reflected the following:

•	The decrease in retail electricity revenues was partially offset by $186 million in revenues attributable to the ten additional days in the 2007 period.

•

Retail sales volumes declined 8%. Residential and small business volumes declined 11% and 13%, respectively, reflecting the effects of a net loss of customers due to competitive activity and lower average consumption per customer of 7% in the residential market and 6% in the small business market due in part to unusually cool summer weather in 2007 and hotter than normal weather in 2006. Large business market volumes increased 2% reflecting a change in customer mix.

•

Lower average pricing (including customer mix effects) was driven by residential price discounts, including a six percent price discount effective with meter reads on March 27, 2007, and an additional four percent price discount effective with meter reads on June 8, 2007, to those residential customers in EFH Corp.’s historical service territory with month-to-month service plans and a rate equivalent to the former regulated rate. Lower average pricing also reflected new competitive product offerings in residential and small business markets and a change in customer mix in the large business market.

•

Total retail electricity customer counts declined 3% from September 30, 2006, which consisted of a 2% decline in total residential customer counts and a decline of 6% in small business customer counts.

Wholesale electricity revenues increased $2 million. An increase of $66 million was attributable to the ten additional days in the 2007 period with the remaining variance due to lower prices as average wholesale prices declined approximately 11% reflecting lower natural gas prices during 2007, the effect of which was partially offset by volume growth of 8% due in part to the decline in retail sales volumes associated with competitive activity.

Wholesale sales and purchases of electricity are reported gross in the income statement only if the transactions are scheduled for physical delivery with ERCOT.

Fuel, purchased power costs and delivery fees increased $128 million, or 4%, to $3.209 billion. Of the increase in costs, $123 million was attributable to the ten additional days in the 2007 period. Purchases of power increased due to a scheduled refueling and major maintenance outage for one of the two Comanche Peak nuclear units. Higher fuel costs reflected increased lignite mining costs due to inefficiencies caused by significantly above normal summer rainfall. These factors were largely offset by lower delivery fees due to lower retail sales volumes.

Results from commodity hedging and trading activities include realized and unrealized gains and losses associated with financial instruments used for commodity hedging and trading purposes, as well as gains and losses on physical sales and purchases of commodities for trading and certain commodity hedging purposes. A substantial majority of the commodity hedging activities are intended to mitigate the risk of commodity price movements on future revenues and involve natural gas positions entered into as part of the long-term hedging program. The results of these activities have been volatile because of the effects of movements in forward natural gas prices on unrealized mark-to-market valuations. Following is an analysis of activities for the periods:

Period from January 1, 2007 through October 10, 2007—Unrealized mark-to-market net losses totaling $722 million include:

•

$566 million in net losses related to hedge positions, which includes $528 million in net losses from changes in fair values and $38 million in net losses that represent reversals of previously recorded fair values of positions settled in the period. These losses are driven by the effect of higher natural gas prices in forward periods on positions in the long-term hedging program;

•

$90 million in hedge ineffectiveness net gains, which includes $111 million of net gains from changes in fair values and $21 million in net losses that represent reversals of previously recorded ineffectiveness net gains related to positions settled in the period. These amounts relate to positions accounted for as cash flow hedges;

•

$45 million in net losses related to trading positions, which includes $28 million in net losses from changes in fair values and $17 million in net losses that represent reversals of previously recorded fair values of positions settled in the period;

•	$231 million in “day one” losses related to large hedge positions entered into at below-market prices, and

•	a $30 million “day one” gain related to a power purchase agreement.

Realized net gains totaling $168 million include:

•	$125 million in net gains related to hedge positions that offset hedged electricity revenues and fuel and purchased power costs recognized in the period, and

•	$43 million in net gains related to trading positions.

Nine Months Ended September 30, 2006—Unrealized mark-to-market net gains totaling $214 million include:

•

$46 million in net losses related to hedge positions, which includes $4 million in net losses from changes in fair values and $42 million in net losses that represent reversals of previously recorded fair values of positions settled in the period;

•

$301 million in hedge ineffectiveness net gains, which includes $289 million of net gains from changes in fair values and $12 million in net gains that represent reversals of previously recorded ineffectiveness net losses related to positions settled in the period. These amounts relate to positions accounted for as cash flow hedges;

•

$68 million in net gains related to trading positions, which includes $27 million in net gains from changes in fair values and $41 million in net gains that represent reversals of previously recorded fair values of positions settled in the period, and

•	$109 million in “day one” losses on commodity price hedges entered into at below-market prices.

Realized net losses totaling $153 million include:

•	$102 million in net losses on settlement of economic hedge positions that offset hedged electricity revenues recognized in the current period, and

•	$51 million in net losses related to trading positions.

Operating costs increased $29 million, or 7%, to $471 million in 2007. Of the increase, $19 million was attributable to the ten additional days in the 2007 period. The remaining increase reflected $18 million in higher generation maintenance costs largely due to the scheduled outage in the spring of 2007 of one of the Comanche Peak nuclear generation units and $7 million for the utilization of SO2 emission credits in 2007 for the lignite/coal-fueled generation units, partially offset by lower costs largely resulting from generation technical support outsourcing service agreements.

Depreciation and amortization increased $1 million for the period. Expenses totaling $8 million were attributable to the ten additional days in the 2007 period. The remaining decrease was driven by lower natural gas-fueled generation plant depreciation due to the impairment of the natural gas-fueled generation fleet in the second quarter of 2006 and lower expense associated with mining reclamation obligations, partially offset by higher baseload generation plant depreciation, driven by ongoing investments in property, plant and equipment.

SG&A expenses increased $86 million, or 21%, to $489 million in 2007. Of the increase, $15 million was attributable to the ten additional days in the 2007 period. The remaining increase reflected $27 million in increased retail marketing expenses, $16 million in costs associated with the new generation facilities development program, principally salaries and consulting expenses, and $14 million in higher professional fees primarily for retail billing and customer care systems enhancements and marketing/strategic projects. The increase was also due to higher salary and benefit costs primarily driven by an increase in staffing in retail operations and higher costs due to reallocation of Capgemini outsourcing fees. Partially offsetting the increase in SG&A expenses were lower bad debt expenses driven by a decrease in delinquencies and lower accounts receivable balances.

Other income totaled $22 million in 2007 and $5 million in 2006. Other income in 2007 includes $8 million of royalty income and $6 million in penalties received due to nonperformance under a coal transportation agreement.

Other deductions totaled $735 million in 2007 and $205 million in 2006. The 2007 amount includes:

•

net charges of $755 million related to the cancelled development of eight coal-fueled generation units (see Note 5 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus);

•	$10 million in charges related to the termination of a railcar operating lease, and

•

a $48 million credit from reducing a liability previously recorded for leases related to gas-fueled combustion turbines that EFH Corp. ceased operating for its own benefit (see Note 13 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus).

The 2006 amount includes:

•

a $198 million charge related to the write-down of natural gas-fueled generation units to fair value (see Note 6 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus), and

•	$8 million in equity losses (representing amortization expense) related to the ownership interest in the EFH Corp. subsidiary holding the capitalized software licensed to Capgemini;

partially offset by a $12 million credit related to the favorable settlement of a counterparty default under a coal contract (the original charge related to the default was recorded in this line item in 2005).

Interest income increased $134 million to $271 million in 2007 reflecting higher average advance balances and higher average rates on advances to affiliates.

Interest expense and related charges increased by $41 million to $357 million in 2007. Of the increase, $15 million was attributable to the ten additional days in the 2007 period. The remaining increase of $26 million reflected $53 million due to higher average borrowings and $20 million due to higher average interest rates, partially offset by $47 million in increased capitalized interest.

Income tax expense totaled $306 million in 2007 compared to $985 million in 2006. Excluding the $32 million deferred tax benefit in 2007 and the $42 million deferred tax charge in 2006 related to the Texas margin tax as described in Note 11 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus, the effective rate was 32.9% in both 2007 and 2006. (These unusual deferred tax adjustments distort the comparison; they have therefore been excluded for purposes of a more meaningful discussion.)

Results from continuing operations decreased $1.159 billion to $722 million in 2007 driven by unrealized mark-to-market losses on positions in the long-term hedging program and charges related to the cancellation of the development of eight lignite/coal-fueled generation units.

Regulated Delivery Segment

The following tables present financial operating results of the Regulated Delivery segment for the Successor periods of the year ended December 31, 2008 and the period from October 11, 2007 through December 31, 2007 and for the Predecessor periods from January 1, 2007 through October 10, 2007, the three months ended December 31, 2006 and the nine months ended December 31, 2006. Volumetric and other statistical data have been presented for the Successor periods of the year ended December 31, 2008 and the three months ended December 31, 2007 and for the Predecessor periods for the nine months ended September 30, 2007, the three months ended December 31, 2006 and the nine months ended September 30, 2006.

Financial Results

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Operating revenues	$2,580	$532	$1,987	$575	$1,874
Operating costs	(828)	(182)	(637)	(191)	(579)
Depreciation and amortization	(492)	(96)	(366)	(117)	(359)
Selling, general and administrative expenses	(164)	(45)	(139)	(39)	(138)
Franchise and revenue-based taxes	(255)	(62)	(198)	(73)	(189)
Impairment of goodwill	(860)	—	—	—	—
Other income	45	11	3	—	2
Other deductions	(19)	(7)	(27)	(11)	(13)
Interest income	45	12	44	15	43
Interest expense and related charges	(317)	(70)	(242)	(73)	(213)

Income before income taxes	(265)	93	425	86	428
Income tax expense (a)	(221)	(30)	(160)	(24)	(146)

Net income (loss)	$(486)	$63	$265	$62	$282

(a)	Effective with the sale of noncontrolling interests (see Note 18 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus), Oncor is taxed as a partnership and thus not subject to income taxes; however, EFH Corp. evaluates the results of its segments as if they were stand-alone entities subject to income taxes.

Operating Data

	Successor		Predecessor
	Year Ended December 31, 2008	Three Months Ended December 31, 2007	Nine Months Ended September 30, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Operating statistics—volumes:
Electric energy delivered (GWh)	107,672	24,622	81,523	23,618	83,480

Reliability statistics (a):
System Average Interruption Duration Index (SAIDI) (nonstorm)	85.4	77.9	79.2	79.1	78.3
System Average Interruption Frequency Index (SAIFI) (nonstorm)	1.1	1.1	1.1	1.2	1.2
Customer Average Interruption Duration Index (CAIDI) (nonstorm)	74.7	70.6	69.5	67.5	67.3

Electricity points of delivery (end of period and in thousands):
Electricity distribution points of delivery (based on number of meters)	3,123	3,093	3,087	3,056	3,051

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Operating revenues:
Electricity distribution revenues (b):
Affiliated (TCEH)	$998	$208	$821	$243	$894
Nonaffiliated	1,264	257	921	264	782

Total distribution revenues	2,262	465	1,742	507	1,676
Third-party transmission revenues	280	60	199	60	176
Other miscellaneous revenues	38	7	46	8	22

Total operating revenues	$2,580	$532	$1,987	$575	$1,874

(a)	SAIDI is the average number of minutes electric service is interrupted per consumer in a year. SAIFI is the average number of electric service interruptions per consumer in a year. CAIDI is the average duration in minutes per electric service interruption in a year. The statistics presented are based on the preceding twelve months’ data.
(b)	Includes transition charge revenue associated with the issuance of securitization bonds totaling $140 million for the year ended December 31, 2008, $29 million for the period October 11, 2007 through December 31, 2007, $116 million for the period January 1, 2007 through October 10, 2007, $34 million for the three months ended December 31, 2006 and $117 million for the nine months ended September 30, 2006. Also includes disconnect/reconnect fees and other discretionary revenues for services requested by REPs.

Regulated Delivery Segment—Financial Results—2008

Successor Period—Year Ended December 31, 2008

Operating revenues for 2008 of $2.6 billion reflected rate increases approved in 2006 and 2007 to recover ongoing investment in the transmission system and growth in points of delivery.

Operating costs for 2008 totaled $828 million, which included approximately $339 million in fees paid to other transmission providers and $125 million in property taxes. The balance of the costs consisted largely of employee and contractor costs to maintain and repair the transmission and distribution assets, including vegetation management.

Depreciation and amortization expense for 2008 of $492 million reflected ongoing investments in property, plant and equipment and included $145 million of ongoing regulatory asset amortization for which there are related revenues from transition charge billings.

SG&A expenses for 2008 totaled $164 million, which included administrative and general salaries and benefits and outsourced provider costs.

Franchise and revenue-based taxes for 2008 of $255 million reflected local franchise fees. State franchise taxes, which were previously reported with these taxes were replaced in 2007 by the Texas margin tax, which is reported in income taxes.

See Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a discussion of the $860 million goodwill impairment charge recorded in the fourth quarter of 2008.

Other income for 2008 totaled $45 million, which included $44 million of accretion for an adjustment (discount) to regulatory assets resulting from purchase accounting. Other deductions for 2008 totaled $19 million, which included $13 million in costs associated with the 2006 cities rate settlement.

Interest income for 2008 totaled $45 million, which essentially consisted of interest income from TCEH with respect to Oncor’s generation-related regulatory assets securitized through the issuance of transition bonds by Oncor’s bankruptcy-remote financing subsidiary.

Interest expense and related charges for 2008 totaled $317 million, which reflected $5.363 billion in average borrowings at an average rate of 5.86%.

Income tax expense on a pre-tax loss for 2008 totaled $221 million. Excluding the impact of the $860 million non-deductible goodwill impairment, the effective rate on pre-tax income was 37.2%. The effective rate of 37.2% as compared to the 35% federal statutory rate reflects state income taxes and the non-deductibility of losses on certain benefit plans, partially offset by the amortization of investment tax credits.

Net loss for 2008 totaled $486 million, primarily reflecting the effect of the impairment charge related to goodwill.

Regulated Delivery Segment—Financial Results—2007 and 2006

Successor Period from October 11, 2007 through December 31, 2007 Compared to the Three Month Predecessor Period Ended December 31, 2006

Operating revenues decreased $43 million, or 7%, to $532 million in 2007. The ten fewer days in the 2007 period period resulted in $68 million in lower revenues. This decrease was partially offset by increased distribution tariffs to recover higher transmission costs, higher transmission revenues primarily due to rate increases to recover ongoing investment in the transmission system, the effect of weather-driven higher average electricity consumption and the impact of growth in points of delivery.

Operating costs decreased $9 million, or 5%, to $182 million in 2007. The ten fewer days in the 2007 period resulted in $24 million in lower costs. This decrease was partially offset by higher fees paid to other transmission entities and higher vegetation management expenses.

Depreciation and amortization decreased $21 million, or 18%, to $96 million in 2007. The ten fewer days in the 2007 period resulted in $12 million in lower costs.

SG&A expenses increased $6 million, or 15%, to $45 million in 2007. The ten fewer days in the 2007 period resulted in $2 million in lower costs. The increase primarily reflects increased incentive pay and benefit expense in 2007.

Franchise and revenue-based taxes decreased $11 million, or 15%, to $62 million in 2007. The ten fewer days in the 2007 period resulted in $8 million in lower costs. Included in franchise and revenue-based taxes are local franchise fees resulting from the 2006 cities rate settlement totaling $2 million for the period October 11, 2007 through December 31, 2007 and $1 million for the three months ended December 31, 2006.

Other income for 2007 totaled $11 million, which included $10 million of accretion for an adjustment (discount) to regulatory assets resulting from purchase accounting. Other deductions totaled $7 million and $11 million in 2007 and 2006, respectively, which included costs associated with the 2006 cities rate settlement of $6 million and $7 million, respectively.

Interest income decreased $3 million, or 20%, to $12 million in 2007. The ten fewer days in the 2007 period resulted in $2 million in lower interest income and contractual reimbursements from TCEH for transition bond interest expense declined as a result of the declining balance of such bonds.

Interest expense and related charges decreased by $3 million, or 4%, to $70 million in 2007. The ten fewer days in the 2007 period resulted in $9 million in lower expense. This decrease was largely offset by $5 million from higher average borrowings, largely to support the ongoing capital investment in the business, and $1 million from higher average interest rates.

Income tax expense for 2007 totaled $30 million and the effective tax rate was 32.3%. Income tax expense for 2006 totaled $24 million and the effective tax rate was 27.9%. The increase in the effective rate was primarily driven by adjustments to state income tax expense related to prior period state franchise tax returns.

Net income totaled $63 million in 2007 and $62 million in 2006.

Predecessor Period from January 1, 2007 through October 10, 2007 Compared to the Nine Month Predecessor Period Ended September 30, 2006

Operating revenues increased $113 million, or 6%, to $1.987 billion in 2007. Of the increase, $68 million was attributed to the ten additional days in the 2007 period. The balance of the revenue increase reflected:

•	$19 million for installation services related to equipment for a third party that will facilitate Oncor’s technology initiatives;

•	$18 million from increased distribution tariffs to recover higher transmission costs, and

•	$16 million in higher transmission revenues primarily due to rate increases approved in 2006 and 2007 to recover ongoing investment in the transmission system,

partially offset by,

•	$9 million effect of lower average consumption due in part to cooler, below normal summer weather in 2007 and hotter than normal weather in 2006, net of the impact of increased points of delivery, and

•	lower charges to REPs related to securitization bonds (offset by lower amortization of the related regulatory asset).

Operating costs increased $58 million, or 10%, to $637 million in 2007. Of the increase, $21 million was attributed to the ten additional days in the 2007 period. The balance of the increase reflected $19 million in higher fees paid to other transmission entities, $18 million in equipment installation costs for a third party that will facilitate Oncor’s technology initiatives, higher labor-related costs due to timing of equipment installation activities and increased labor cost primarily for restoration of service as a result of weather events, partially offset by lower vegetation management expenses.

Depreciation and amortization increased $7 million, or 2%, to $366 million in 2007 which was primarily due to the ten additional days in 2007 and ongoing investments in property, plant and equipment, partially offset by lower amortization of the regulatory assets associated with the securitization bonds (offset in revenue).

SG&A expenses increased $1 million, or less than 1%, to $139 million in 2007. The increase reflected expenses related to the rebranding of the Oncor Electric Delivery Company name and higher professional fees, partially offset by reduced labor and benefit costs due to lower staffing levels and the effect of executive severance expenses in 2006.

Franchise and revenue-based taxes increased $9 million, or 5%, to $198 million in 2007. The increase reflected higher franchise fees under the 2006 cities rate settlement partially offset by lower revenue-based taxes primarily driven by lower delivered volumes. Included in franchise and revenue-based taxes are local franchise fees resulting from the 2006 cities rate settlement totaling $5 million for the period January 1, 2007 through October 10, 2007 and $4 million for the nine months ended September 30, 2006.

Other income totaled $3 million in 2007 and $2 million in 2006. Other deductions totaled $27 million in 2007 and $13 million in 2006. The increase in other deductions was primarily due to higher costs associated with the 2006 cities rate settlement.

Interest expense increased $29 million, or 14%, to $242 million in 2007. Of this increase, $9 million was due to the ten additional days in the 2007 period. The balance of the increase reflected $14 million due to higher average borrowings, largely to support ongoing capital investment in the business, and $5 million due to higher average interest rates.

Income tax expense was $160 million in 2007 compared to $146 million in 2006. The effective income tax rate increased to 37.6% in 2007 from 34.1% in 2006. The increased rate was driven by higher taxes under the Texas margin tax, higher interest accrued related to uncertain tax positions and the effect of full amortization prior to 2007 of a regulatory liability associated with statutory tax rate changes.

Net income decreased $17 million, or 6%, to $265 million. This decrease was driven by higher costs associated with the 2006 cities rate settlement and a decline in delivered volumes due to lower average consumption.

Energy-Related Commodity Contracts and Mark-to-Market Activities

The table below summarizes the changes in commodity contract assets and liabilities for the periods presented. The net changes in these assets and liabilities, excluding “fair value adjustments,” “other activity” and “reclassification” as described below, represent the pretax effect on earnings of positions in the commodity contract portfolio that are marked-to-market in net income (see Note 19 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus). These positions represent both economic hedging and trading activities.

	Successor		Predecessor
	Year Ended December 31, 2008	October 11, 2007 through December 31, 2007	January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Commodity contract net asset (liability) at beginning of period	$(1,917)	$(920)	$(23)	$(56)
Settlements of positions (a) (c)	39	(87)	(55)	36
Unrealized mark-to-market valuations of unsettled positions (b) (c)	2,294	(1,469)	(757)	(3)
Fair value adjustments at Merger closing date (d)	—	144	—	—
Reclassification at Merger closing date (e)	—	400	—	—
Other activity (f)	14	15	(85)	—

Commodity contract net asset (liability) at end of period	$430	$(1,917)	$(920)	$(23)

(a)	Represents reversals of previously recognized unrealized gains and losses upon settlement (offsets realized gains and losses recognized in the settlement period).
(b)	Primarily represents mark-to-market effects of positions in the long-term hedging program (see discussion above under “Executive Summary—Significant Activities and Events—Long-Term Hedging Program”). Includes gains and losses recorded at contract inception dates (see Note 19 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus).
(c)	Prior year amounts reflect reclassifications to include effects of positions entered into and settled within the same period. This change in presentation was made in connection with the 2008 reclassification of commodity hedging and trading activities discussed in Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

(d)	Represents adjustments arising primarily from the adoption of SFAS 157 (largely nonperformance risk effect—see Note 24 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.)
(e)	Represents reclassification of fair values of derivatives previously accounted for as cash flow hedges.
(f)	These amounts do not represent unrealized gains or losses. Includes initial values of positions involving the receipt or payment of cash or other consideration. Activity in the 2007 Predecessor period included $257 million (net of amounts settled of $7 million) in liabilities related to certain power sales agreements (see Note 19 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus), net of a $102 million payment related to a structured economic hedge transaction in the long-term hedging program and $64 million in natural gas provided under physical gas exchange transactions.

Note:	Of the $2.333 billion in unrealized net gains for the year ended December 31, 2008, $2.285 billion in net gains are reported in the income statement as net gain from commodity hedging and trading activities. The difference of $48 million in net gains relates to physically settled sales and purchase transactions, with $42 million in net gains reported in revenues and $6 million in net gains reported in fuel, purchased power costs and delivery fees, as required by accounting rules.

In addition to the effect on net income of recording unrealized mark-to-market gains and losses that are reflected in the table above, similar effects arise in the recording of unrealized ineffectiveness gains and losses associated with commodity-related positions accounted for as cash flow hedges. These effects on net income, which include reversals of previously recorded unrealized ineffectiveness gains and losses to offset realized gains and losses upon settlement, are reflected in the balance sheet as changes in cash flow hedge and other derivative assets and liabilities (see Note 19 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus). The total pretax effect of recording unrealized gains and losses in net income related to commodity contracts under SFAS 133 is summarized as follows:

	Successor		Predecessor
	Year Ended December 31, 2008	October 11, 2007 through December 31, 2007	January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Unrealized gains/(losses) related to contracts marked-to-market	$2,333	$(1,556)	$(812)	$33
Ineffectiveness gains/(losses) related to cash flow hedges (a)	(4)	—	90	239

Total unrealized gains (losses) related to commodity contracts	$2,329	$(1,556)	$(722)	$272

(a)	See Note 19 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Maturity Table—Following are the components of the net commodity contract asset at December 31, 2008:

Successor Amount
Amount of net asset arising from mark-to-market accounting	$459
Net receipts of natural gas under physical gas exchange transactions	(29)

Net commodity contract asset	$430

The following table presents the net commodity contract asset arising from recognition of fair values under mark-to-market accounting as of December 31, 2008, scheduled by the source of fair value and contractual settlement dates of the underlying positions.

	Maturity dates of unrealized commodity contract asset at December 31, 2008
Source of fair value	Less than 1 year	1-3 years	4-5 years	Excess of 5 years	Total
Prices actively quoted	$(167)	$(97)	$(6)	$—	$(270)
Prices provided by other external sources	427	324	66	—	817
Prices based on models	22	(75)	(35)	—	(88)

Total	$282	$152	$25	$—	$459

Percentage of total fair value	61%	33%	6%	—%	100%

The “prices actively quoted” category reflects only exchange traded contracts for which active quotes are readily available. The “prices provided by other external sources” category represents forward commodity positions valued using prices for which over-the-counter broker quotes are available. Over-the-counter quotes for power in ERCOT (excluding the West zone) generally extend through 2014 and over-the-counter quotes for natural gas generally extend through 2015, depending upon delivery point. The “prices based on models” category contains the value of all nonexchange traded options, valued using option pricing models. In addition, this category contains other contractual arrangements that may have both forward and option components, as well as other contracts that are valued using proprietary long-term pricing models that utilize certain market based inputs. See Note 24 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for fair value disclosures required under SFAS 157 and for discussion of fair value measurements.

Comprehensive Income

Cash flow hedge activity reported in other comprehensive income included (all amounts after-tax):

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Net increase (decrease) in fair value of cash flow hedges:
Commodities	$(8)	$5	$(288)	$598
Financing—interest rate swaps	(175)	(182)	—	—

	(183)	(177)	(288)	598

Derivative value net losses (gains) reported in net income that relate to hedged transactions recognized in the period:
Commodities	11	—	(95)	(53)
Financing—interest rate swaps	111	—	6	8

	122	—	(89)	(45)

Total income (loss) effect of cash flow hedges reported in other comprehensive income	$(61)	$(177)	$(377)	$553

All amounts included in accumulated other comprehensive income as of October 10, 2007, which totaled $34 million in net gains, were eliminated as part of purchase accounting.

EFH Corp. has historically used, and expects to continue to use, derivative instruments that are effective in offsetting future cash flow variability in interest rates and energy commodity prices. Amounts in accumulated other comprehensive income include (i) the value of unsettled transactions accounted for as cash flow hedges (for the effective portion), based on current market conditions, and (ii) the value of dedesignated and terminated cash flow hedges at the time of such dedesignation, less amounts reclassified to earnings as the original hedged transactions are recognized, unless the hedged transactions become probable of not occurring. The effects of the hedge will be recorded in the statement of income as the hedged transactions are actually settled and affect earnings. Also see Note 19 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Financial Condition

Liquidity and Capital Resources

Cash Flows—Cash flows from operating, financing and investing activities included:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Cash flows—operating activities
Net income (loss)	$(9,998)	$(1,360)	$723	$475	$2,077
Income from discontinued operations, net of tax effect	—	(1)	(24)	(6)	(81)

Income (loss) from continuing operations	(9,998)	(1,361)	699	469	1,996
Adjustments to reconcile income from continuing operations to cash provided by operating activities:
Depreciation and amortization	2,070	568	684	217	676
Deferred income tax expense (benefit)—net	(477)	(736)	(111)	44	712
Impairment of goodwill and other intangible assets	9,842	—	—	—	—
Impairment of natural gas-fueled generation fleet	229	—	—	—	198
Net charges related to cancelled development of generation facilities	—	2	676	—	—
Unrealized net losses (gains) from mark-to-market valuations of commodity positions	(2,329)	1,556	722	(58)	(214)
Unrealized net losses from mark-to-market valuations of interest rate swaps	1,477	—	—	—	—
Other, net (including customer refund accrual in late 2006)	182	16	52	137	37
Changes in operating assets and liabilities (including margin deposits)	509	(495)	(457)	100	640

Cash provided by (used in) operating activities	$1,505	$(450)	$2,265	$909	$4,045

Cash flows—financing activities
Equity financing from Sponsor Group and other investors	$—	$8,236	$—	$—	$—
Net issuances, repayments and repurchases of borrowings	1,537	26,615	2,304	221	(975)
Net issuances and repurchases of common stock	31	—	(12)	(59)	(773)
Net proceeds from sale of noncontrolling interests	1,253	—	—	—	—
Common stock dividends paid	—	—	(788)	(189)	(575)
Debt discount, financing and reacquisition expenses	(21)	(986)	(17)	(6)	(17)
Other	37	—	(93)	53	(12)

Cash provided by (used in) financing activities	$2,837	$33,865	$1,394	$20	$(2,352)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Cash flows—investing activities
Acquisition of EFH Corp.	$—	$(32,694)	$—	$—	$—
Capital expenditures, including purchases of mining-related assets and nuclear fuel	(2,978)	(707)	(2,517)	(811)	(1,486)
Proceeds from TCEH senior secured letter of credit facility deposited with bank	—	(1,250)	—	—	—
Other	44	88	234	(148)	(219)

Cash used in investing activities	$(2,934)	$(34,563)	$(2,283)	$(959)	$(1,705)

Year Ended December 31, 2008—Cash provided by operating activities totaled $1.505 billion, driven by cash earnings (net income adjusted for the noncash earnings items identified in the cash flow statement) and also reflecting receipts of margin deposits, which largely were used to repay TCEH Commodity Collateral Posting Facility borrowings related to natural gas hedges due to declining natural gas prices.

Successor Period from October 11, 2007 through December 31, 2007 compared to Three Months Ended December 31, 2006—Cash used in operating activities totaled $450 million in the Successor period from October 11, 2007 through December 31, 2007 compared to cash provided by operating activities of $909 million in the three months ended December 31, 2006. The $1.359 billion decrease reflected:

•

lower operating earnings after taking into account noncash items such as depreciation and amortization, deferred federal income tax expense, unrealized mark-to-market valuations and a charge related to a customer appreciation bonus, and

•

a $598 million unfavorable change in net margin deposits which was largely funded by the Commodity Collateral Posting Facility, due to the effect of increases in forward natural gas prices on positions in the long-term hedging program.

Predecessor Period from January 1, 2007 through October 10, 2007 Compared to Nine Months Ended September 30, 2006—The $1.780 billion decrease in cash provided by operating activities reflected:

•	a $1.149 billion unfavorable change in net margin deposits driven by the effect of higher forward natural gas prices on positions in the long-term hedging program, and

•

lower operating earnings after taking into account noncash items such as depreciation and amortization, deferred federal income tax expense, unrealized mark-to-market valuations and charges related to cancelled development of generation facilities.

Recent capital spending trends reflect spending related to the development and construction of new generation facilities. Capital expenditures in 2008 totaled $1.914 billion in the Competitive Electric segment and $882 million in the Regulated Delivery segment.

Depreciation and amortization expense reported in the statement of cash flows exceeds the amount reported in the statement of income by $460 million, $153 million, $50 million, $15 million and $48 million for the year ended December 31, 2008, the period from October 11, 2007 through December 31, 2007, the period from January 1, 2007 through October 10, 2007, the three months ended December 31, 2006 and the nine months ended September 30, 2006, respectively. For the 2007 and 2006 Predecessor periods, this difference represents amortization of nuclear fuel, which is reported as fuel costs in the statement of income consistent with industry practice. For the 2008 and 2007 Successor periods, this difference also represents amortization of intangible net assets and debt fair value discounts arising from purchase accounting that is reported in various other income statement line items including operating revenues, fuel and purchased power costs and interest expense.

Debt Financing Activity—Activities related to short-term borrowings and long-term debt during the year ended December 31, 2008 are as follows (all amounts presented are principal, and repayments and repurchases include amounts related to capital leases):

	Borrowings	Repayments and Repurchases
TCEH	$1,685	$853
EFCH	—	7
EFH Corp.	—	208
Oncor	1,500	99

Total long-term	3,185	1,167

TCEH	462	—
Oncor	—	943

Total short-term (a)	462	943

Total	$3,647	$2,110

(a)	Short-term amounts represent net borrowings/repayments.

See Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for further detail of long-term debt and other financing arrangements.

EFH Corp. or its affiliates may from time to time purchase outstanding debt securities for cash in open market purchases, privately negotiated transactions or other transactions. EFH Corp. will evaluate any such transactions in light of market prices of the securities, taking into account its liquidity requirements and prospects for future access to capital, contractual restrictions and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material. No such purchases have occurred to date.

Available Liquidity—The following table summarizes changes in available liquidity for the year ended December 31, 2008.

	Available Liquidity
	December 31, 2008 (a)	December 31, 2007	Change
Cash and cash equivalents, excluding Oncor	$1,564	$259	$1,305
Investment held in money market fund	142	—	142
TCEH Delayed Draw Term Loan Facility	522	1,950	(1,428)
TCEH Revolving Credit Facility	1,767	2,636	(869)
TCEH Letter of Credit Facility	490	9	481

Total (b)	$4,485	$4,854	$(369)

Cash and cash equivalents—Oncor	125	22	103
Oncor Revolving Credit Facility	1,508	720	788

Total	$1,633	$742	$891

(a)	The TCEH Revolving Credit Facility includes $144 million of undrawn commitments from the Lehman subsidiary that is only available from the fronting banks in the form of letters of credit.
(b)	Pursuant to PUCT rules, TCEH is required to maintain available capacity under its credit facilities to assure adequate credit worthiness of TCEH’s REP subsidiaries, including the ability to return retail customer deposits, if necessary. As a result, at December 31, 2008, the total availability under the TCEH credit facilities should be further reduced by $266 million.

Note:	Available liquidity above does not include the potential amounts available from exercising the payment-in-kind (PIK) option on the EFH Corp. Toggle Notes and TCEH Toggle Notes, which for the remaining payment dates from November 2009 through November 2012, could add approximately $1.6 billion of liquidity.

The decline in available liquidity, excluding Oncor, of $369 million in 2008 reflected borrowings to fund construction of the new generation facilities and use of cash for other capital expenditures, partially offset by proceeds from the sale of the noncontrolling interests in Oncor and reduced letters of credit issued driven by the effects of lower natural gas prices on commodity hedging positions.

The $142 million investments held in money market fund was received in January 2009.

The TCEH Delayed Draw Term Loan Facility is used to fund certain specified expenditures, principally related to the construction of the new generation facilities and the environmental retrofit program for existing facilities. The TCEH Revolving Credit Facility is used for working capital and other general corporate purposes. The TCEH Letter of Credit Facility is used for issuing letters of credit for general corporate purposes. The uncapped TCEH Commodity Collateral Posting Facility provides the collateral posting requirements for specified natural gas hedging transaction volumes. (See discussion below under “—Liquidity Effects of Commodity Hedging and Trading Activities.”)

As of December 31, 2008, TCEH had borrowed $900 million under its Revolving Credit Facility, the majority of which was held as cash and cash equivalents and investment in money market fund. Although neither EFH Corp. nor TCEH has any immediate needs for the additional liquidity from the cash borrowings from the TCEH Revolving Credit Facility, the borrowings were made in September and October 2008 as a precautionary measure due to significant dislocation in the financial markets as evidenced by, among other matters, the bankruptcy filing by Lehman as well as a substantial widening of credit default swap spreads of other institutional banks, a significant increase in the LIBOR rate, a significant halt in commercial paper markets and a significant widening of TED (the price difference between 3-month T-Bill futures and 3-month Eurodollar futures) spreads (collectively, “Key Market Metrics”). TCEH anticipated repaying some or all of these borrowings upon seeing an improvement in financial market conditions. Given the enactment of federal legislation that is intended to support the solvency of institutional banks, significant improvement in each of the Key Market Metrics and the increased interest cost associated with having these borrowings remain outstanding, TCEH repaid a portion of the September and October 2008 borrowings. EFH Corp. and TCEH will continue to monitor financial market conditions, and TCEH anticipates repaying the remaining borrowings to the extent financial market conditions continue to improve. If, however, financial market conditions worsen, TCEH may continue to retain these borrowings and may borrow repaid funds. TCEH expects to maintain the cash proceeds from the borrowings in highly liquid short-term investments pending use for liquidity needs or repayment.

The Oncor Revolving Credit Facility is used for working capital and other general corporate purposes. Oncor may increase the commitments under its facility in any amount up to $500 million, subject to the satisfaction of certain conditions. Availability increased $930 million during 2008 primarily due to repayments made under such facility from the net proceeds of the issuance of $1.500 billion principal amount of fixed-rate senior notes as described in Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Under the terms of the TCEH Senior Secured Facilities, the commitments of the lenders to make loans to TCEH are several and not joint. Accordingly, if any lender fails to make loans to TCEH, TCEH’s available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the TCEH Senior Secured Facilities. In addition, under the terms of the Oncor Revolving Credit Facility, the commitments of the lenders to make loans to Oncor are several and not joint. Accordingly, if any lender fails to make loans to Oncor, Oncor’s available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the Oncor Revolving Credit Facility. See discussion below under “—Bankruptcy Filing of Lehman Brothers Holdings Inc.”

See Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional discussion of the facilities.

Bankruptcy Filing of Lehman Brothers Holdings Inc.—In September 2008, Lehman Brothers Holdings Inc. (Lehman) filed for bankruptcy under the US Bankruptcy Code. EFH Corp. and its subsidiaries have business relationships with Lehman and its subsidiaries.

Subsidiaries of TCEH were counterparties with subsidiaries of Lehman with respect to wholesale energy marketing transactions, including natural gas hedging transactions that were part of EFH Corp.’s corporate hedging program. The obligations of these Lehman subsidiaries are guaranteed by Lehman, and the Lehman bankruptcy filing gave TCEH’s subsidiaries the right to terminate the transactions. TCEH’s subsidiaries provided notice to the Lehman subsidiaries terminating these transactions effective on September 15, 2008 (the “Termination Date”) pursuant to its rights under the master agreement for the transactions. As of the Termination Date, the TCEH subsidiaries’ direct net financial position with respect to these transactions was $26 million (excluding termination related costs), which was reserved for as a charge reported in other deductions in the three months ended September 30, 2008. EFH Corp.’s overall corporate hedging program was not materially impacted by this termination.

See “—Available Liquidity” above and Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for the potential effects on the TCEH Senior Secured Facilities and the Oncor Revolving Credit Facility of Lehman’s bankruptcy filing.

Commodity Hedging and Trading Activities—With the tightening of credit markets, there has been some decline in the number of market participants in the energy commodities markets, resulting in less liquidity particularly in the ERCOT wholesale electricity market. Participation by financial institutions and other intermediaries (including investment banks) has declined. However, traditional counterparties with physical assets to hedge continue to participate in the markets. EFH Corp. continues to monitor liquidity and credit risk in the markets to assess any impacts on its overall hedging strategy.

Additional Financial Market Uncertainty Considerations—EFH Corp. has evaluated its investments held in trusts, including those that will be used by EFH Corp. to satisfy future obligations under pension and postretirement benefit plans. The recent substantial dislocation in the financial markets has caused a significant decline in the value of such investments, and a continuation or further dislocation in the markets could be material to EFH Corp.

As of December 31, 2008, EFH Corp. and its subsidiaries had no debt that was insured. TCEH has $204 million of tax-exempt long-term debt backed by $208 million in letters of credit expiring in 2014. If there is a loss of confidence in the creditworthiness of the letter of credit provider and TCEH were consequently unable to substitute letters of credit from an acceptable bank, TCEH could experience an increase in its interest expense.

Pension and OPEB Plan Funding—Pension and OPEB plan funding is expected to total $81 million and $22 million, respectively, in 2009. Based on the funded status of the pension plan at December 31, 2008, funding is expected to total approximately $665 million for the 2009 to 2013 period. Approximately 85% of this amount is expected to be funded by Oncor, consistent with its share of the pension liability. EFH Corp. made pension and OPEB contributions of $164 million and $40 million, respectively, in 2008.

See Note 22 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for more information regarding the pension and OPEB plans, including the funded status of the plans as of December 31, 2008.

PIK Interest Election—EFH Corp. and TCEH have the option every six months until November 1, 2012, at their election, to use the payment-in-kind (PIK) feature of their respective toggle notes in lieu of making cash interest payments. While EFH Corp. and TCEH have sufficient liquidity to meet their anticipated ongoing needs without use of this PIK feature, the companies elected to do so for the May 1, 2009 interest payment date as an efficient and cost-effective method to further enhance liquidity, in light of the substantial dislocation in the financial markets. Moreover, the incremental liquidity obtained by using the PIK feature of the toggle notes for this specific payment period more than offset the liquidity that was effectively lost as a result of the default by affiliates of Lehman under TCEH’s Senior Secured Facilities. In the future, EFH Corp. and TCEH will evaluate use of the PIK feature at each election period, taking into account market conditions and other relevant factors at such time.

EFH Corp. will make its May 2009 interest payment by using the PIK feature of the EFH Corp. Toggle Notes. The election will increase the interest rate on the toggle notes from 11.25% to 12.00% during the interest period covered by the PIK election and require EFH Corp. to issue an additional $150 million principal amount of EFH Corp. Toggle Notes on May 1, 2009. In addition, the election will increase liquidity by an amount equal to approximately $141 million, constituting the amount of cash interest that otherwise would have been payable on May 1, 2009, and increase the expected annual cash interest expense by approximately $17 million, constituting the additional cash interest that would be payable with respect to the $150 million of additional toggle notes.

Similarly, TCEH will make its May 2009 interest payment by using the PIK feature of the TCEH Toggle Notes. The election will increase the interest rate on the TCEH Toggle Notes from 10.50% to 11.25% during the interest period covered by the PIK election and require TCEH to issue an additional approximately $98.5 million principal amount of TCEH Toggle Notes on May 1, 2009. In addition, the election will increase liquidity by an amount equal to approximately $92 million, constituting the amount of cash interest that otherwise would have been payable on May 1, 2009, and increase the expected annual cash interest expense by approximately $10 million, constituting the additional cash interest that would be payable with respect to the $98.5 million of additional toggle notes.

Liquidity Needs, Including Capital Expenditures—Capital expenditures, including capitalized interest, for 2009 are expected to total approximately $2.6 billion and include:

•	$875 million for investment in Oncor’s transmission and distribution infrastructure and $90 million for Oncor’s investment related to the CREZ Transmission Plan;

•	$1.6 billion for investments in TCEH generation facilities, including:

•	approximately $700 million related to the construction of one generation unit at Sandow and two generation units and mine development at Oak Grove;

•	approximately $800 million for major maintenance, primarily in existing generation operations, and

•	approximately $100 million for environmental expenditures related to existing generation units.

Because its businesses are capital intensive, EFH Corp. expects to rely over the long-term upon access to financial markets as a significant source of liquidity for capital requirements not satisfied by cash-on-hand, operating cash flows or its credit facilities. The inability to raise capital on favorable terms or failure of counterparties to perform under credit, hedging or other financial agreements, particularly considering the current uncertainty in the financial markets, could impact EFH Corp.’s ability to sustain and grow its businesses and would likely increase capital costs. EFH Corp. expects cash flows from operations combined with availability under its credit facilities discussed in Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus to provide sufficient liquidity to fund its current obligations, projected working capital requirements, any restructuring obligations and capital spending for a period that includes the next twelve months.

Liquidity Effects of Commodity Hedging and Trading Activities—Commodity hedging and trading transactions typically require a counterparty to post collateral if the forward price of the underlying commodity moves such that the hedging or trading instrument held by such counterparty has declined in value. EFH Corp.

and its subsidiaries use cash and letters of credit and other collateral structures to satisfy such collateral obligations. In addition, TCEH’s Commodity Collateral Posting Facility, an uncapped senior secured revolving credit facility, funds the cash collateral posting requirements for a significant portion of the positions in EFH Corp.’s long-term hedging program not otherwise secured by a first-lien in the assets of TCEH. The aggregate principal amount of this facility is determined by the exposure arising from higher forward market prices, regardless of the amount of such exposure, on a portfolio of certain natural gas hedging transaction volumes. Including those hedging transactions where margin deposits are covered by unlimited borrowings under the TCEH Commodity Collateral Posting Facility, at January 30, 2009, more than 95% of EFH Corp.’s long-term natural gas hedging program transactions were secured by a first-lien interest in the assets of TCEH that is pari passu with the TCEH Senior Secured Facilities, the effect of which is a significant reduction in EFH Corp.’s liquidity exposure associated with collateral requirements for those hedging transactions. See Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for more information about this facility.

As of December 31, 2008, subsidiaries of EFH Corp. have received or posted cash and letters of credit for commodity hedging and trading activities as follows:

•	$317 million in cash has been received from counterparties for exchange cleared transactions (including initial margin), as compared to $79 million posted as of December 31, 2007,

•	$402 million in cash has been received from counterparties for over-the-counter and other non-exchanged cleared transactions, as compared to $429 million posted as of December 31, 2007, and

•	$342 million in letters of credit have been posted with counterparties, as compared to $592 million posted as of December 31, 2007.

Borrowings under the TCEH Commodity Collateral Posting Facility funded the substantial majority of the above cash postings. The posted letters of credit were largely supported by restricted cash borrowed under the TCEH Letter of Credit Facility. See Notes 15 and 28 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

With respect to exchange cleared transactions, these transactions typically require initial margin (i.e. the upfront cash and/or letter of credit posted to take into account the size and maturity of the positions and credit quality) in addition to variance margin (i.e. the daily cash margin posted to take into account changes in the value of the underlying commodity). The amount of initial margin required is generally defined by exchange rules. Clearing agents, however, typically have the right to request additional initial margin based on various factors including market depth, volatility and credit quality, which may be in the form of cash, letters of credit, a guaranty or other forms as negotiated with the clearing agent. With respect to cash collateral that is received, such cash collateral is either used by EFH Corp. and its subsidiaries for working capital and other corporate purposes, including reducing short-term borrowings under credit facilities, or it is required to be deposited in a separate account and restricted from being used for working capital and other corporate purposes. On over-the-counter transactions, such counterparties generally have the right to substitute letters of credit for such cash collateral. In such event, the cash collateral previously posted would be returned to such counterparties thereby reducing EFH Corp.’s liquidity in the event that it was not restricted. As of December 31, 2008, cash collateral of $4 million was restricted. See Note 28 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus regarding restricted cash.

With the long-term hedging program, increases in natural gas prices result in increased cash collateral and letter of credit margin requirements. As a representative example, as of January 30, 2009, for each $1.00 per MMBtu increase in forward natural gas prices across the period from 2009 through 2014, EFH Corp.’s cash collateral posting requirements associated with its long-term hedging program would increase by approximately $0.8 billion, essentially all of which would be funded by the TCEH Commodity Collateral Posting Facility.

Interest Rate Swap Transactions—In January and February 2009, TCEH entered into interest rate basis swap transactions pursuant to which payments of the floating interest rates at three-month LIBOR on an aggregate of $5 billion of senior secured term loans of TCEH were exchanged for floating interest rates at one-month LIBOR plus spreads ranging from 0.201% to 0.353%. See Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for TCEH interest rate swaps entered into as of December 31, 2008.

Distributions from Oncor—Until December 31, 2012, distributions paid by Oncor are limited to an amount not to exceed Oncor’s net income determined in accordance with GAAP, subject to certain defined adjustments. Such adjustments include a reduction for the $72 million ($46 million after-tax) one-time refund to customers in September 2008. The liability for the refund was recorded in purchase accounting. See discussion above under “—Significant Activities and Events—Oncor Refund to Customers.” Distributions are further limited by an agreement that Oncor’s regulatory capital structure, as determined by the PUCT, will be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. The net proceeds of $1.253 billion received by Oncor from its November 2008 sale of noncontrolling equity interests to Texas Transmission and certain members of Oncor’s management were excluded from these distribution limitations.

Oncor has jointly filed a transmission proposal with the PUCT indicating its interest in constructing and operating transmission facilities related to Competitive Renewable Energy Zones. See discussion below under “—Regulation and Rates—Oncor Matters with the PUCT.” Oncor was awarded construction and operation of approximately $1.3 billion of such facilities, and EFH Corp. expects that Oncor may retain its available cash to fund such construction instead of paying distributions to EFH Corp.

Income Tax Refunds/Payments—In 2008, EFH Corp. received net federal income tax refunds of $229 million, including a $98 million refund in September 2008 related to 2007 tax payments in connection with the filing of its 2007 federal income tax return and an additional refund of $142 million in October 2008 as a result of filing for a net operating loss carryback to the 2006 tax year. Additionally, in February 2009, EFH Corp. received a refund totaling $98 million in income taxes and related interest related to IRS audits of 1993 and 1994 tax returns (see Note 10 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus). EFH Corp. does not expect any refunds or payments in 2009 related to the filing of 2008 tax returns. Federal income tax payments totaled $257 million in 2007 and $220 million in 2006.

As discussed in Note 10 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus, EFH Corp. assesses uncertain tax positions under a “more-likely-than-not” standard. Should such assessments change, a material balance now recorded as accumulated deferred income taxes could be reclassified to a liability, and material cash tax payments could be accelerated. EFH Corp. cannot reasonably estimate the ultimate amounts and timing of tax payments associated with uncertain tax positions, but expects that no material federal income tax payments will be made in 2009.

Sale of Accounts Receivable—Certain subsidiaries of EFH Corp. participate in an accounts receivable securitization program, the activity under which is accounted for as a sale of accounts receivable in accordance with SFAS 140. Under the program, subsidiaries of EFH Corp. (originators) sell trade accounts receivable to TXU Receivables Company, a consolidated wholly-owned bankruptcy-remote direct subsidiary of EFH Corp., which sells undivided interests in the purchased accounts receivable for cash to special purpose entities established by financial institutions. All new trade receivables under the program generated by the originators are continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Funding under the program totaled $416 million and $363 million at December 31, 2008 and 2007, respectively. See Note 14 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a more complete description of the program including the impact of the program on the financial statements for the periods presented and the contingencies that could result in a reduction of funding available under the program.

Capitalization—The capitalization ratios of EFH Corp. consisted of 105.6% and 85.2% long-term debt, less amounts due currently, (9.1)% and 14.8% EFH Corp. common stock equity, and 3.5% and no noncontrolling interests at December 31, 2008 and 2007, respectively. Total debt to capitalization, including short-term debt, was 105.4% and 85.9% at December 31, 2008 and 2007, respectively.

Covenants and Restrictions under Financing Arrangements—Each of the TCEH Senior Secured Facilities and indentures governing the TCEH Notes and the EFH Corp. Notes contains covenants that could have a material impact on the liquidity and operations of EFH Corp. and its subsidiaries. A brief description of certain of these covenants is provided below. See also Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional discussion of the covenants contained in these financing arrangements. Certain series of TCEH’s pollution control revenue bonds, which were remarketed in June 2008, include covenants similar to those discussed below regarding the TCEH Notes.

When the term “Adjusted EBITDA” (see Glossary included in EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus) is referenced in the covenant description below, it is a reference to, and generally synonymous with, the term “Consolidated EBITDA” that is used in the TCEH Senior Secured Facilities and a reference to, and generally synonymous with, the term “EBITDA” that is used in the indenture governing the EFH Corp. Notes. Further, the indenture provides that Oncor results be included in Adjusted EBITDA when used in connection with making restricted payments and investments other than payments to the Sponsor Group, but that the Oncor results be excluded and distributions received from Oncor be included when used in connection with incurrences of indebtedness. Adjusted EBITDA (as used in the restricted payments covenant contained in the indenture governing the EFH Corp. Notes) for the year ended December 31, 2008 totaled $4.6 billion for EFH Corp. See “—Adjusted EBITDA Reconciliation” for a reconciliation of net income to Adjusted EBITDA for EFH Corp. and TCEH, respectively, for the years ended December 31, 2008 and 2007.

Maintenance Covenant—Under the TCEH Senior Secured Facilities, TCEH and its restricted subsidiaries are required to maintain a consolidated secured debt to Adjusted EBITDA ratio (as defined in the TCEH Senior Secured Facilities) measured over a rolling four-quarter measurement period, which must not exceed 7.25 to 1.00 for the measurement period ending December 31, 2008, declining over time to 5.75 to 1.00 for the measurement periods ending March 31, 2014 and thereafter. In the event that TCEH fails to comply with this ratio, it generally has the right to cure its non-compliance by soliciting a cash investment in an amount necessary to become compliant. The ratio for the period ended December 31, 2008 was 4.77 to 1.00.

Debt Incurrence Covenants—Under the indenture governing the EFH Corp. Notes, EFH Corp. and its restricted subsidiaries (other than TCEH and its restricted subsidiaries) are not permitted to incur indebtedness or issue certain classes of preferred stock unless, on a pro forma basis, after giving effect to such incurrence or issuance, the fixed charge coverage ratio (as defined in the EFH Corp. indenture) on a consolidated basis for EFH Corp. and its restricted subsidiaries is at least 2.0 to 1.0 or such incurrence or issuance is otherwise permitted by specified exceptions in the indenture. The fixed charge coverage ratio is generally defined as the ratio of Adjusted EBITDA of EFH Corp. to fixed charges of EFH Corp., in each case on a consolidated basis but excluding Oncor. The fixed charge coverage ratio for EFH Corp. was 1.5 to 1.0 at December 31, 2008. In addition, under this indenture, TCEH and its restricted subsidiaries are not permitted to incur indebtedness or issue certain classes of preferred stock unless, on a pro forma basis, after giving effect to such incurrence or issuance, the fixed charge coverage ratio (as defined in the indenture) on a consolidated basis for TCEH and its restricted subsidiaries is at least 2.0 to 1.0 or such incurrence or issuance is otherwise permitted by specified exceptions in the indenture. The fixed charge coverage ratio for that purpose is generally defined as the ratio of Adjusted EBITDA of TCEH to fixed charges of TCEH, in each case, on a consolidated basis. The fixed charge coverage ratio for TCEH as of December 31, 2008 was 1.3 to 1.0.

Under the TCEH Senior Secured Facilities, TCEH and its restricted subsidiaries are generally not permitted to incur indebtedness unless, on a pro forma basis, after giving effect to such incurrence, the Adjusted EBITDA to consolidated interest expense ratio (as defined in the TCEH Senior Secured Facilities) is at least 2.0 to 1.0 or such incurrence is otherwise permitted by specified exceptions in the TCEH Senior Secured Facilities. This ratio was 1.3 to 1.0 for the year ended December 31, 2008.

Under the indenture governing the TCEH Notes, TCEH and its restricted subsidiaries are not permitted to incur indebtedness or issue certain classes of preferred stock unless, on a pro forma basis, after giving effect to such incurrence or issuance, the fixed charge coverage ratio (as defined in such indenture) on a consolidated basis for TCEH and its restricted subsidiaries is at least 2.0 to 1.0 or such incurrence or issuance is otherwise permitted by specified exceptions in such indenture. The fixed charge coverage ratio is generally defined as the ratio of Adjusted EBITDA of TCEH to fixed charges of TCEH, in each case, on a consolidated basis. The ratio was 1.3 to 1.0 for the year ended December 31, 2008.

Restricted Payments/Limitation on Investments—Under the indenture governing the EFH Corp. Notes, EFH Corp. and its restricted subsidiaries have limitations, subject to certain exceptions, on making restricted payments (as defined in the indenture), including cash dividends, equity repurchases, subordinated debt repayments and investments, unless the amount of such restricted payments is less than a formula based on 50% of consolidated net income (as defined in such indenture) and unless a fixed charge coverage ratio (as defined in such indenture), on a pro forma basis, after giving effect to such restricted payment, is at least 2.0 to 1.0 (or 2.0 to 1.0 of TCEH in the case of certain restricted payments by TCEH and its restricted subsidiaries) or as such restricted payment is otherwise permitted by specified exceptions in the indenture. The fixed charge coverage ratio for this purpose is generally defined as the fixed charge coverage ratio of EFH Corp. and all of its restricted subsidiaries, including Oncor Holdings and its subsidiaries as restricted subsidiaries for purposes of such calculation, and was 1.3 to 1.0 as of December 31, 2008. However, in the case of payments to the Sponsor Group, the fixed charge coverage ratio for this purpose is defined as the fixed charge coverage ratio of EFH Corp. and its restricted subsidiaries (but not including Oncor Holdings and its subsidiaries as restricted subsidiaries for purposes of such calculation) and was 1.5 to 1.0 as of December 31, 2008. Notwithstanding any other provisions of the indenture, EFH Corp. and its restricted subsidiaries may not pay any dividends or other returns to Texas Holdings unless, on a pro forma basis, after giving effect to such payment, the consolidated leverage ratio of EFH Corp. is equal to or less than 7.0 to 1.0. The consolidated leverage ratio is generally defined as the ratio of consolidated total indebtedness (as defined in the indenture) of EFH Corp. to Adjusted EBITDA of EFH Corp., in each case, on a consolidated basis, excluding Oncor Holdings and its subsidiaries, and was 6.9 to 1.0 as of December 31, 2008.

Under the terms of the TCEH Senior Secured Facilities, TCEH is required, commencing with and including the year ended December 31, 2008, to prepay within 90 days after the end of each such year, principal amounts of term loans with certain excess cash flows as defined in the indenture. TCEH realized no excess cash flows for the year ended December 31, 2008; therefore, no such prepayments are required to be made in 2009 under these provisions.

Under the TCEH Senior Secured Facilities and indenture governing the TCEH Notes, TCEH and its restricted subsidiaries have limitations (subject to certain exceptions) on making restricted payments or investments (as defined in the applicable debt agreements), including certain dividends, equity repurchases, debt repayments, extensions of credit and certain types of investments.

Financial Covenants, Credit Rating Provisions and Cross Default Provisions—The terms of certain financing arrangements of subsidiaries of EFH Corp. contain financial covenants that require maintenance of leverage ratios and/or contain a minimum net worth covenant. As of December 31, 2008, EFH Corp.’s subsidiaries were in compliance with all such applicable covenants.

Credit Ratings—The rating agencies assign issuer credit ratings for EFH Corp. and its subsidiaries. The issuer credit ratings as of February 20, 2009 for EFH Corp. and its subsidiaries, except for Oncor, are B-, B2 and B by S&P, Moody’s and Fitch, respectively. The issuer credit ratings for Oncor are BBB+ and BBB- by S&P and Fitch, respectively.

Additionally, the rating agencies assign credit ratings on certain debt securities issued by EFH Corp. and its subsidiaries. The credit ratings assigned for debt securities issued by EFH Corp. and certain of its subsidiaries as of February 20, 2009 are presented below:

	S&P	Moody’s	Fitch
EFH Corp. (Senior Unsecured) (a)	B-	B3	B+
EFH Corp. (Unsecured)	CCC	Caa1	CCC+
EFCH (Senior Unsecured)	CCC	Caa1	CCC+
TCEH (Senior Secured)	B+	Ba3	BB
TCEH (Senior Unsecured) (b)	CCC	B3	B+
TCEH (Unsecured)	CCC	Caa1	B-
Oncor (Senior Secured) (c)	BBB+	Baa3	BBB
Oncor (Senior Unsecured) (c)	BBB+	Baa3	BBB-

(a)	EFH Corp. Cash-Pay Notes and EFH Corp. Toggle Notes
(b)	TCEH Cash-Pay Notes and TCEH Toggle Notes
(c)	All of Oncor’s long-term debt is secured by a first priority lien and is considered senior secured debt.

S&P and Fitch have placed the ratings for EFH Corp. and its subsidiaries on “stable outlook.” In November 2008, Moody’s announced that it changed the rating outlook for EFH Corp. and TCEH to negative from stable stating that the change was primarily related to the decision to elect the PIK interest option on the EFH Corp. Toggle Notes and the TCEH Toggle Notes for the interest due on May 1, 2009. Furthermore, in February 2009, Moody’s placed the ratings for EFH Corp. and TCEH on review for possible downgrade. Moody’s ratings outlook for Oncor remains stable.

In November 2008, Oncor sold additional equity interests resulting in an unaffiliated investor group acquiring a 19.75% noncontrolling stake in Oncor. In connection with Oncor’s execution of the agreement, S&P upgraded Oncor’s issuer credit rating and Oncor’s long-term debt ratings by two notches from BBB- to BBB+, and Moody’s upgraded Oncor’s long-term debt ratings by one notch from Ba1 to Baa3. In conjunction with the Moody’s upgrade, Moody’s withdrew its issuer credit rating of Ba1 previously assigned to Oncor. As a matter of practice, Moody’s does not assign issuer credit ratings for investment grade utility companies. See Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional information on the noncontrolling interests sale.

A rating reflects only the view of a rating agency, and is not a recommendation to buy, sell or hold securities. Ratings can be revised upward or downward at any time by a rating agency if such rating agency decides that circumstances warrant such a change.

Material Credit Rating Covenants and Credit Worthiness Effects on Liquidity—As a result of TCEH’s non-investment grade credit rating and considering collateral thresholds of certain retail and wholesale commodity contracts, as of December 31, 2008, counterparties to those contracts could have required TCEH to post up to an aggregate of $87 million in additional collateral. This amount largely represents the below market terms of these contracts as of December 31, 2008; thus, this amount will vary depending on the value of these contracts on any given day.

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of the previous downgrade of TCEH’s credit rating to below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. The amount of collateral support required to be posted, as well as the time period of transition charges covered, varies by utility. Based on requests to post collateral support from utilities that have been received by TCEH and its subsidiaries as of December 31, 2008, TCEH has posted collateral support in the form of letters of credit to the applicable utilities in an aggregate amount equal to $42 million, with $13 million of this amount posted for the benefit of Oncor.

The PUCT has rules in place to assure adequate credit worthiness of any REP. Under these rules, TCEH maintains availability under its credit facilities of an amount no less than the aggregate amount of customer deposits and any advanced payments received from customers, and other cash resources required by PUCT rules. As of December 31, 2008, the amount of customer deposits received from customers held by TCEH’s REP subsidiaries and other required cash resources totaled approximately $266 million.

The RRC has rules in place to assure adequate credit worthiness of parties that have mining reclamation obligations. Under these rules, should the RRC determine that the credit worthiness of Luminant Generation Company LLC is not sufficient to support Luminant’s reclamation obligations, TCEH may be required to post cash or letter of credit collateral support in an amount currently estimated to be approximately $600 million to $800 million. This amount would vary depending upon numerous factors, including Luminant Generation Company LLC’s credit worthiness and the level of mining reclamation obligations.

ERCOT also has rules in place to assure adequate credit worthiness of parties that schedule power on the ERCOT System. Under these rules, TCEH has posted collateral support, predominantly in the form of letters of credit, totaling $33 million as of December 31, 2008 (which is subject to weekly adjustments based on settlement activity with ERCOT).

Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. As part of this stipulation, TCEH is required to post a letter of credit in an amount equal to $170 million to secure TXU Energy’s payment obligations to Oncor if two or more of Oncor’s credit ratings are below investment grade.

Other arrangements of EFH Corp. and its subsidiaries, including Oncor’s credit facility, the accounts receivable securitization program (see Note 14 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus) and certain leases, contain terms pursuant to which the interest rates charged under the agreements may be adjusted depending on the credit ratings of certain EFH Corp. subsidiaries.

In the event that any or all of the additional collateral requirements discussed above are triggered, EFH Corp. believes it will have adequate liquidity to satisfy such requirements.

Material Cross Default Provisions—Certain financing arrangements contain provisions that may result in an event of default if there were a failure under other financing arrangements to meet payment terms or to observe other covenants that could or does result in an acceleration of payments due. Such provisions are referred to as “cross default” provisions.

A default by TCEH or any restricted subsidiary in respect of indebtedness, excluding indebtedness relating to the sale of receivables program, in an aggregate amount in excess of $200 million may result in a cross default under the TCEH Senior Secured Facilities. Under these facilities such a default may cause the maturity of outstanding balances ($22.1 billion at January 30, 2009) under such facilities to be accelerated.

The indenture governing the $6.75 billion of TCEH Notes contains a cross acceleration provision where a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of TCEH and any of its restricted subsidiaries in the aggregate amount equal to or greater than $250 million may cause the acceleration of the TCEH Notes.

Under the terms of a TCEH rail car master equipment lease with approximately $49 million in remaining lease principal payments as of December 31, 2008, if TCEH failed to perform under agreements causing its indebtedness in aggregate principal amount of $100 million or more to become accelerated, the lessor could, among other remedies, terminate the lease and effectively accelerate the payment of any remaining lease payments due under the lease.

Under the terms of a TCEH rail car master lease with approximately $56 million in remaining lease payments as of December 31, 2008, if obligations of TCEH in the aggregate in excess of $200 million for payments of obligations to third party creditors under lease agreements, deferred purchase agreements or loan or credit agreements have been accelerated prior to their original stated maturity, the lessor could, among other remedies, terminate the lease and effectively accelerate the payment of any remaining lease payments due under the lease.

The indenture governing the $4.5 billion of EFH Corp. Notes contains a cross acceleration provision where a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of EFH Corp. and any of its restricted subsidiaries in the aggregate amount equal to or greater than $250 million may cause the acceleration of the EFH Corp. Notes.

The accounts receivable securitization program contains a cross default provision with a threshold of $200 million that applies in the aggregate to the originators, any parent guarantor of an originator or TCEH acting as collection agent under the program. TXU Receivables Company and EFH Corporate Services Company, as collection agent, in the aggregate have a cross default threshold of $50,000. If any of the aforementioned defaults on indebtedness of the applicable threshold were to occur, the program could terminate.

EFH Corp. and its subsidiaries enter into energy-related and financial contracts, the master forms of which contain provisions whereby an event of default or acceleration of settlement would occur if EFH Corp. or those subsidiaries were to default under an obligation in respect of borrowings in excess of thresholds, which vary, stated in the contracts. The entities whose default would trigger cross default vary depending on the contract.

Each of TCEH’s natural gas hedging agreements that are secured with a lien on its assets on a pari passu basis with the TCEH Senior Secured Facilities contains a cross default provision. In the event of a default by TCEH or any of its subsidiaries relating to indebtedness (such amounts varying by contract but ranging from $200 million to $250 million), then each counterparty under these hedging agreements would have the right to terminate its hedge agreement with TCEH and require all outstanding obligations under such agreement to be settled.

In the event of a default by TCEH relating to indebtedness in an amount equal to or greater than $200 million that results in the acceleration of such debt, then each counterparty under TCEH’s interest rate swap agreements with a notional value totaling $32 billion at January 30, 2009 would have the right to terminate its interest rate swap agreement with TCEH and require all outstanding obligations under such agreement to be settled.

A default by Oncor or any subsidiary thereof in respect of indebtedness in a principal amount in excess of $50 million may result in a cross default under its credit facility. Under this facility such a default may cause the maturity of outstanding balances ($337 million at January 30, 2009) under such facility to be accelerated.

Other arrangements, including leases, have cross default provisions, the triggering of which would not result in a significant effect on liquidity.

Long-Term Contractual Obligations and Commitments—The following table summarizes EFH Corp.’s contractual cash obligations as of December 31, 2008 (see Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional disclosures regarding these long-term debt and noncancellable purchase obligations).

Contractual Cash Obligations	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years	Total
Long-term debt—principal (a)	$371	$1,094	$2,117	$38,325	$41,907
Long-term debt—interest (b)	3,141	6,626	6,284	9,786	25,837
Operating and capital leases (c)	90	214	123	398	825
Obligations under commodity purchase and services agreements (d)	1,735	1,476	598	603	4,412

Total contractual cash obligations (e)	$5,337	$9,410	$9,122	$49,112	$72,981

(a)	Excludes capital lease obligations, unamortized discounts and fair value premiums and discounts related to purchase accounting. Also excludes $249 million of additional principal amount of notes to be issued in May 2009 and due in 2016 and 2017, reflecting the election of the PIK feature on toggle notes as discussed above under PIK Interest Election.
(b)	Includes net amounts payable under interest rate swaps. Variable interest payments and net amounts payable under interest rate swaps are calculated based on interest rates in effect at December 31, 2008.
(c)	Includes short-term noncancellable leases.
(d)	Includes capacity payments, nuclear fuel and natural gas take-or-pay contracts, coal contracts, business services and nuclear-related outsourcing and other purchase commitments. Amounts presented for variable priced contracts assumed the year-end 2008 price remained in effect for all periods except where contractual price adjustment or index-based prices were specified.
(e)	Table does not include estimated 2009 funding of the pension and other postretirement benefits plans totaling approximately $103 million. Funding for the pension plan is expected to total approximately $665 million for the 2009 to 2013 period as discussed above under “—Pension and OPEB Plan Funding.” It also does not include cancellable contracts associated with the construction of new generation facilities with obligations totaling approximately $550 million through 2010. See Note 16 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

The following contractual obligations were excluded from the table above:

•	contracts between affiliated entities and intercompany debt;

•

individual contracts that have an annual cash requirement of less than $1 million (however, multiple contracts with one counterparty that are more than $1 million on an aggregated basis have been included);

•	contracts that are cancellable without payment of a substantial cancellation penalty;

•	employment contracts with management, and

•

liabilities related to uncertain tax positions totaling $1.6 billion discussed in Note 10 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus as the ultimate timing of payment is not known.

Hearings on CREZ Transmission Plan proposals were held in December 2008. At a January 2009 open meeting, the PUCT assigned approximately $1.3 billion of CREZ construction projects to Oncor. Oncor anticipates that a written order reflecting the PUCT’s decisions will be entered in the first quarter of 2009. Oncor expects capital expenditures related to CREZ transmission facilities to be approximately $90 million in 2009 with additional expenditures through 2012. These amounts are not included in the table above.

Guarantees—See Note 16 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for details of guarantees.

Off–Balance Sheet Arrangements

See discussion above under “—Sale of Accounts Receivable” and in Note 14 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Also see Note 16 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus regarding guarantees.

Commitments and Contingencies

See Note 16 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of commitments and contingencies.

Changes in Accounting Standards

See Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a discussion of changes in accounting standards.

Regulation and Rates

2009 Texas Legislative Session

The Texas Legislature convened in its regular biennial session beginning January 13, 2009. The session will conclude June 1, 2009. EFH Corp. is actively monitoring and providing input regarding legislation that could impact its operations. EFH Corp. is unable to predict the outcome of the 2009 legislative process or its impact, if any, on its financial position, results of operations or cash flows.

Regulatory Investigations and Reviews

See Note 16 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Certification of REPs

In October 2008, the PUCT proposed a replacement of the rule relating to Certification of Retail Electric Providers. The proposed new rule is expected to strengthen the certification requirements for REPs in order to better protect customers, transmission and distribution utilities (TDUs), and other REPs from the insolvency and other harmful conditions and activities of REPs. The new rule would be considered a competition rule and thus be subject to judicial review as specified in PURA. The new rule proposes, among other things, increased creditworthiness requirements and financial reporting for REPs, additional customer protection requirements, deposit requirements to TDUs, and regulatory asset consideration for bad debt expenses. The PUCT is expected to finalize the new rule in the first quarter of 2009. EFH Corp. cannot predict the final outcome of this proposed rule.

Wholesale Market Design

In August 2003, the PUCT adopted a rule that, when implemented, will alter the wholesale market design in the ERCOT market. The rule requires ERCOT to:

•	use a stakeholder process to develop a new wholesale market model;

•	operate a voluntary day-ahead energy market;

•	directly assign all congestion rents to the resources that caused the congestion;

•	use nodal energy prices for resources;

•	provide information for energy trading hubs by aggregating nodes;

•	use zonal prices for loads, and

•	provide congestion revenue rights (but not physical rights).

ERCOT currently has a zonal wholesale market structure consisting of four geographic zones. The proposed location-based congestion-management market is referred to as a “nodal” market because wholesale pricing would differ across the various nodes on the transmission grid. The implementation of a nodal market is being done in conjunction with transmission improvements designed to reduce current congestion. In 2006, the PUCT approved a set of Nodal Protocols that was filed by ERCOT and describes the operation of a wholesale nodal market, and set an implementation date of no later than January 1, 2009. ERCOT has delayed the start of the nodal market beyond the January 1, 2009 implementation date. Pursuant to a request from the PUCT, ERCOT announced in November 2008 a new preliminary schedule for the implementation of the nodal market by December 2010. Additionally, pursuant to a request from the PUCT, ERCOT prepared a revised cost-benefit analysis for implementation of a nodal market design that showed a net present value of total system cost savings of $520 million compared to a net present value of $222 million of going forward costs for a nodal market design. In accordance with a PUCT order, ERCOT included a preliminary Nodal Program Integrated Project Schedule as part of the overall nodal budget filing with the PUCT in February 2009 as discussed immediately below.

In August 2006, the PUCT adopted an interim order approving ERCOT’s application for a surcharge imposed on all Qualified Scheduling Entities in the ERCOT market (including subsidiaries of TCEH) for the purpose of financing 38% of ERCOT’s expected nodal implementation costs. The surcharge took effect in October 2006. Additionally, in May 2008, the PUCT approved an increase in the surcharge. In November 2008, ERCOT filed a request with the PUCT for approval of an interim increase in the nodal surcharge from $0.169 per MWh to $0.38 per MWh. At the PUCT’s Open Meeting on January 14, 2009, the PUCT voted to extend the existing $0.169 per MWh nodal surcharge through the end of February 2009. ERCOT submitted a revised not to exceed budget of $658.7 million with the PUCT in February 2009, up from the initial nodal budget of $363.5 million. At the PUCT open meeting on February 26, 2009, the PUCT commissioners voted to extend the ERCOT nodal program until March 31, 2009, while maintaining the existing nodal surcharge of $0.169 per MWh. The PUCT directed ERCOT to submit a filing for approval of the full nodal surcharge, budget and schedule by March 31, 2009. At the current level of the nodal surcharge, EFH Corp. expects that the annual impact of the surcharge would be approximately $10 to $11 million in additional expenses; however, EFH Corp. is unable to predict the ultimate impact of the proposed nodal wholesale market design on its operations or financial results.

Environmental Regulations

See discussion in Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus regarding the invalidation of the EPA’s Clean Air Interstate Rule and the related impairment of intangible assets representing NOx and SO2 emission allowances.

Oncor Matters with the PUCT

Stipulation Approved by the PUCT—In April 2008, the PUCT entered an order, which became final in June 2008, approving the terms of a stipulation relating to the filing in 2007 by Oncor and Texas Holdings of a Merger-related Joint Report and Application with the PUCT pursuant to Section 14.101 (b) of PURA and PUCT Substantive Rule 25.75. The stipulation required the filing of a rate case by Oncor no later than July 1, 2008 based on a test year ended December 31, 2007. Oncor filed the rate case with the PUCT in June 2008. In July 2008, Nucor Steel filed an appeal of the PUCT’s order in the 200th District Court of Travis County, Texas. Oncor was named a defendant and intends to vigorously defend the appeal.

Rate Case—In June 2008, Oncor filed for a rate review with the PUCT (Docket No. 35717) and 204 cities, as required by the order approving the stipulation discussed above. If approved as requested, this review would result in an aggregate annual rate increase of approximately $253 million (adjusted from $275 million as reflected in Oncor’s initial filing), the majority of which relates to increased depreciation expense due to capital investments and recovery of costs that have been recorded as regulatory assets. A hearing on the merits concluded in February 2009. Resolution of Oncor’s proposed rate increase is expected to occur in the summer of 2009.

Advanced Meter Rulemaking—In 2005, the Texas Legislature passed legislation that authorized electric utilities to implement a surcharge to recover costs incurred in deploying advanced metering and meter information networks. Benefits of the advanced metering installation include improved safety, on-demand meter reading, enhanced outage identification and restoration and system monitoring of voltages. In 2007, the PUCT issued its advanced metering rule to implement this legislation. This rule outlined the minimum required functionality for an electric utility’s advanced metering systems to qualify for cost recovery under a surcharge. Subsequent to the issuance of the rule, the PUCT opened an implementation proceeding for market participants to fine-tune the rule requirements, address the impacts of advanced metering deployment on retail and wholesale markets in ERCOT, and help ensure that retail customers receive benefits from advanced metering deployment. The implementation proceeding is expected to conclude by the end of the first quarter of 2009.

Advanced Metering Deployment Surcharge Filing—In May 2008, Oncor filed with the PUCT (Docket No. 35718) a description and request for approval of its proposed advanced metering system deployment plan and its proposed surcharge for the recovery of its estimated future investment for advanced metering deployment. Oncor’s plan provides for the full deployment of over three million advanced meters by the end of 2012 to all residential and most non-residential retail electricity customers in Oncor’s service area. Oncor installed approximately 5,000 advanced meters in a pilot program in the three months ended June 30, 2008, and deployed approximately 35,000 additional advanced meters in the fourth quarter of 2008.

In August 2008, a settlement was reached with the majority of the parties to this surcharge filing. The settlement includes the following major provisions (the comparisons are against amounts filed in the original request):

•	a surcharge beginning on January 1, 2009 and continuing for 11 years;

•	a total revenue requirement over the surcharge period of $1.035 billion (reduced from $1.069 billion);

•	estimated capital expenditures for advanced metering facilities of $686 million (reduced from $690 million);

•	related operation and maintenance expenses for the surcharge period of $153 million (increased from $148 million);

•	$28 million of additional savings (in addition to the $176 million in the original filing), and

•

an advanced metering cost recovery factor of $2.21 per month per residential retail customer (reduced from $2.29 per month) and varying from $2.42 to $5.21 per month for non-residential retail customers (reduced from $2.49 to $5.35 per month).

An order approving the settlement was issued by the PUCT in August 2008 and became final in September 2008. Oncor began billing the advanced metering surcharge in the January 2009 billing month cycle. Oncor may, through subsequent reconciliation proceedings, request recovery of additional costs that are reasonable and necessary. While there is a presumption that costs spent in accordance with a plan approved by the PUCT are reasonable and necessary, recovery of any costs that are found not to have been spent or properly allocated, or not to be reasonable or necessary, must be refunded.

Prior to the PUCT issuance of rules for minimum required functionality for advanced metering systems, Oncor installed approximately 600,000 automated meters in its service territory at a capital cost of approximately $125 million. These meters are not part of the surcharge request, and Oncor is seeking recovery of the incremental costs of these meters in its general rate case discussed above.

Oncor Energy Efficiency Cost Recovery Filing—In June 2008, Oncor filed with the PUCT a Request for Approval of Energy Efficiency Cost Recovery Factor (Docket No. 35634). Oncor requested a nonbypassable charge to be billed to REPs serving customer classes that receive services under Oncor’s energy efficiency program. The proposed recovery factor is $0.22 per month for each residential customer and will vary for non-residential customers. The proposed charge will allow Oncor, in a timely manner, to recover reasonable and necessary costs incurred in administering its energy efficiency program. In October 2008, the PUCT approved the recovery factor. Oncor began billing the surcharge in the January 2009 billing month cycle.

Transmission Rates—In order to recover increases in its transmission costs, including fees paid to other transmission service providers, Oncor is allowed to request an update twice a year to the transmission cost recovery factor (TCRF) component of its retail delivery rate charged to REPs. In January 2009, an application was filed to increase the TCRF, which was administratively approved in February 2009 and became effective March 1, 2009. This increase is expected to increase annualized revenues by $16 million.

In February 2008, Oncor filed an application for an interim update of its wholesale transmission rate. The PUCT approved Oncor’s application in April 2008, and the new rate went into effect immediately. Annualized revenues are expected to increase by approximately $39 million. Approximately $25 million of this increase is recoverable through transmission rates charged to wholesale customers, and the remaining $14 million is recoverable from REPs through the TCRF component of Oncor’s delivery rates charged to REPs as discussed immediately above. With the pending rate case discussed above, Oncor has not filed for an interim update of it wholesale transmission rate in 2009.

Competitive Renewable Energy Zones (CREZ)—In the first quarter of 2007, the PUCT initiated a docket to identify the transmission facilities necessary to interconnect future renewable energy generating facilities. As part of the docket, the PUCT considered which zones would contain the best renewable energy sources. In July 2007, the PUCT voted to designate zones with generation potential of over 20,000 MW. In July 2008, the PUCT approved a plan for the construction of transmission facilities with an estimated cost of $4.9 billion to accommodate over 18,000 MW of wind capacity.

In September 2008, parties interested in the construction and operation of CREZ transmission facilities filed CREZ Transmission Plans. Oncor and several other ERCOT utilities filed a joint CREZ Transmission Plan, which includes the joint parties’ plans to construct and operate all of the CREZ transmission facilities. Hearings on the CREZ Transmission Plan proposals were held in December 2008. At a January 2009 open meeting, the PUCT assigned approximately $1.3 billion of CREZ construction projects to Oncor. Oncor anticipates that a written order reflecting the PUCT’s decisions will be entered in the first quarter of 2009. The cost estimates for the CREZ construction projects are based upon cost analyses prepared by ERCOT. Oncor anticipates completing the necessary permitting actions and other requirements and all construction activities so that its CREZ Transmission Plan may be implemented consistent with the PUCT’s assignment. The PUCT’s assignment calls for construction to be completed in 2012.

Summary

EFH Corp. cannot predict future regulatory or legislative actions or any changes in economic and securities market conditions. Such actions or changes could significantly alter its basic financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk that EFH Corp. may experience a loss in value as a result of changes in market conditions affecting factors such as commodity prices and interest rates, to which EFH Corp. is exposed in the ordinary course of business. EFH Corp.’s exposure to market risk is affected by a number of factors, including the size, duration and composition of its energy and financial portfolio, as well as the volatility and liquidity of markets. EFH Corp. enters into instruments such as interest rate swaps to manage interest rate risk related to its indebtedness, as well as exchange traded, over-the-counter contracts and other contractual commitments to manage commodity price risk as part of its wholesale activities. EFH Corp.’s interest rate risk discussed below was significantly affected by debt issuances in connection with the Merger.

Risk Oversight

TCEH manages the commodity price, counterparty credit and commodity-related operational risk related to the unregulated energy business within limitations established by senior management and in accordance with EFH Corp.’s overall risk management policies. Interest rate risk is managed centrally by the corporate treasury function. Market risks are monitored by risk management groups that operate independently of the wholesale commercial operations, utilizing defined practices and analytical methodologies. These techniques measure the risk of change in value of the portfolio of contracts and the hypothetical effect on this value from changes in market conditions and include, but are not limited to, Value at Risk (VaR) methodologies. Key risk control activities include, but are not limited to, transaction review and approval (including credit review), operational and market risk measurement, validation of transaction capture, portfolio valuation and reporting, including mark-to-market valuation, VaR and other risk measurement metrics.

EFH Corp. has a corporate risk management organization that is headed by the Chief Financial Officer, who functions as the Chief Risk Officer. The Chief Risk Officer, through his designees, enforces applicable risk limits, including the respective policies and procedures to ensure compliance with such limits and evaluates the risks inherent in the various businesses of EFH Corp. and their associated transactions.

Commodity Price Risk

EFH Corp.’s businesses are subject to the inherent risks of market fluctuations in the price of electricity, natural gas and other energy-related products they market or purchase. EFH Corp.’s businesses actively manage their portfolio of owned generation assets, fuel supply and retail sales load to mitigate the near-term impacts of these risks on results of operations. These businesses, similar to other participants in the market, cannot fully manage the long-term value impact of structural declines or increases in natural gas and power prices and spark spreads (differences between the market price of electricity and its cost of production).

In managing energy price risk, subsidiaries of EFH Corp. enter into a variety of market transactions including, but not limited to, short- and long-term contracts for physical delivery, exchange traded and over-the-counter financial contracts and bilateral contracts with customers. Activities in the wholesale operations include hedging, the structuring of long-term contractual arrangements and proprietary trading. The wholesale operation continuously monitors the valuation of identified risks and adjusts positions based on current market conditions. EFH Corp. strives to use consistent assumptions regarding forward market price curves in evaluating and recording the effects of commodity price risk.

Long-Term Hedging Program—See “—Executive Summary—Significant Activities and Events” above for a description of the program, including potential effects on reported results.

VaR Methodology—A VaR methodology is used to measure the amount of market risk that exists within the portfolio under a variety of market conditions. The resultant VaR produces an estimate of a portfolio’s potential for loss given a specified confidence level and considers among other things, market movements utilizing standard statistical techniques given historical and projected market prices and volatilities.

A Monte Carlo simulation methodology is used to calculate VaR and is considered by management to be the most effective way to estimate changes in a portfolio’s value based on assumed market conditions for liquid markets. The use of this method requires a number of key assumptions, such as use of (i) an assumed confidence level; (ii) an assumed holding period (i.e. the time necessary for management action, such as to liquidate positions); and (iii) historical estimates of volatility and correlation data.

Trading VaR—This measurement estimates the potential loss in fair value, due to changes in market conditions, of all contracts entered into for trading purposes based on a 95% confidence level and an assumed holding period of five to 60 days.

	Successor
	Year Ended December 31, 2008	Year Ended December 31, 2007
Month-end average Trading VaR:	$6	$9
Month-end high Trading VaR:	$15	$14
Month-end low Trading VaR:	$2	$6

VaR for Energy-Related Contracts Subject to Mark-to-Market (MtM) Accounting—This measurement estimates the potential loss in fair value, due to changes in market conditions, of all contracts marked-to-market in net income (principally hedges not accounted for as cash flow hedges and trading positions), based on a 95% confidence level and an assumed holding period of five to 60 days.

	Successor
	Year Ended December 31, 2008	Year Ended December 31, 2007
Month-end average MtM VaR:	$2,290	$1,081
Month-end high MtM VaR:	$3,549	$1,576
Month-end low MtM VaR:	$1,087	$322

Earnings at Risk (EaR)—This measurement estimates the potential reduction of pretax earnings for the periods presented, due to changes in market conditions, of all energy-related contracts marked-to-market in net income and contracts not marked-to-market in net income that are expected to be settled within the fiscal year (physical purchases and sales of commodities). Transactions accounted for as cash flow hedges are also included for this measurement. A 95% confidence level and a five to 60 day holding period are assumed in determining EaR.

	Successor
	Year Ended December 31, 2008	Year Ended December 31, 2007
Month-end average EaR:	$2,300	$1,070
Month-end high EaR:	$3,916	$1,559
Month-end low EaR:	$1,069	$318

The increases in the risk measures (MtM VaR and EaR) above were driven by higher natural gas prices and significant increases in market volatility.

Interest Rate Risk

The table below provides information concerning EFH Corp.’s financial instruments as of December 31, 2008 and 2007 that are sensitive to changes in interest rates, which include debt obligations and interest rate swaps. EFH Corp. has entered into interest rate swaps under which it has agreed to exchange the difference between fixed-rate and variable-rate interest amounts calculated with reference to specified notional principal amounts at dates that generally coincide with interest payments. In addition, in connection with entering into certain interest rate basis swaps to further reduce fixed borrowing costs, EFH Corp. has changed the variable interest rate terms of certain debt from three-month LIBOR to one-month LIBOR, as discussed in Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus. The weighted average interest rate presented is based on the rate in effect at the reporting date. Capital leases and the effects of unamortized premiums and discounts and fair value hedges are excluded from the table. See Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a discussion of changes in debt obligations.

	Expected Maturity Date
	(millions of dollars, except percentages)						Successor
	2009	2010	2011	2012	2013	There- After	2008 Total Carrying Amount	2008 Total Fair Value	2007 Total Carrying Amount	2007 Total Fair Value
Long-term debt (including current maturities)
Fixed rate debt amount (a)	$198	$135	$559	$851	$866	$18,037	$20,646	$14,266	$19,614	$18,987
Average interest rate	5.59%	5.46%	5.66%	6.24%	6.00%	9.10%	8.70%		8.74%
Variable rate debt amount	$173	$200	$200	$200	$200	$20,288	$21,261	$14,886	$20,256	$19,909
Average interest rate	5.44%	5.40%	5.40%	5.40%	5.40%	5.28%	5.28%		8.29%

Total debt	$371	$335	$759	$1,051	$1,066	$38,325	$41,907	$29,152	$39,870	$38,896

Debt swapped to variable:
Amount	$—	$—	$—	$—	$—	$—	$—		$200
Average pay rate	—	—	—	—	—	—	—		7.48%
Average receive rate	—	—	—	—	—	—	—		6.38%
Debt swapped to fixed:
Amount	$1,250	$500	$600	$2,600	$3,600	$9,000	$17,550		$15,050
Average pay rate	7.33%	7.43%	7.57%	7.99%	7.60%	8.31%	8.00%		8.01%
Average receive rate	5.89%	5.89%	5.89%	5.89%	5.83%	5.89%	5.88%		8.40%
Variable basis swaps:
Amount	$6,345	$1,100	$1,500	$4,100	$—	$—	$13,045		—
Average pay rate	2.51%	2.39%	2.67%	2.39%	—	—	2.48%		—
Average receive rate	2.07%	1.82%	2.32%	1.82%	—	—	2.00%		—

(a)	Reflects the remarketing date and not the maturity date for certain debt that is subject to mandatory tender for remarketing prior to maturity. See Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for details concerning long-term debt subject to mandatory tender for remarketing.

As of December 31, 2008, the potential reduction of annual pretax earnings due to a one-point increase in interest rates totaled approximately $26 million, taking into account the interest rate swaps discussed in Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Credit Risk

Credit Risk—Credit risk relates to the risk of loss associated with nonperformance by counterparties. EFH Corp. and its subsidiaries maintain credit risk policies with regard to their counterparties to minimize overall credit risk. These policies prescribe practices for evaluating a potential counterparty’s financial condition, credit rating and other quantitative and qualitative credit criteria and specify authorized risk mitigation tools including, but not limited to, use of standardized master netting contracts and agreements that allow for netting of positive and negative exposures associated with a single counterparty. EFH Corp. has processes for monitoring and managing credit exposure of its businesses including methodologies to analyze counterparties’ financial strength, measurement of current and potential future exposures and contract language that provides rights for netting and set-off. Credit enhancements such as parental guarantees, letters of credit, surety bonds and margin deposits are also utilized. Additionally, individual counterparties and credit portfolios are managed to assess overall credit exposure. This evaluation results in establishing exposure limits or collateral requirements for entering into an agreement with a counterparty that creates exposure. Additionally, EFH Corp. has established controls to determine and monitor the appropriateness of these limits on an ongoing basis. Prospective material adverse changes in the payment history or financial condition of a counterparty or downgrade of its credit quality result in the reassessment of the credit limit with that counterparty. This process can result in the subsequent reduction of the credit limit or a request for additional financial assurances.

Credit Exposure—EFH Corp.’s gross exposure to credit risk associated with trade accounts receivable (retail and wholesale) and net asset positions arising from hedging and trading activities totaled $2.270 billion at December 31, 2008. The components of this exposure are discussed in more detail below.

Assets subject to credit risk as of December 31, 2008 include $715 million in accounts receivable from the retail sale of electricity to residential and business customers. As of December 31, 2008, EFH Corp. held cash deposits of $108 million as collateral for these receivables. The risk of material loss (after consideration of bad debt allowances) from nonperformance by these customers is unlikely based upon historical experience. Allowances for uncollectible accounts receivable are established for the potential loss from nonpayment by these customers based on historical experience, market or operational conditions and changes in the financial condition of large business customers.

Most of the remaining credit exposure is with wholesale counterparties. These counterparties include energy companies, financial institutions, electric utilities, independent power producers, oil and gas producers, local distribution companies and energy trading and marketing companies. As of December 31, 2008, the exposure to credit risk from the wholesale customers and counterparties totaled $1.331 billion taking into account standardized master netting contracts and agreements described above but before taking into account $536 million in credit collateral (cash, letters of credit and other security interests) held by EFH Corp. subsidiaries.

Of this $795 million net exposure, 82% is with investment grade customers and counterparties, as determined using publicly available information including major rating agencies’ published ratings and EFH Corp.’s internal credit evaluation process. Those customers and counterparties without a S&P rating of at least BBB- or similar rating from another major rating agency are rated using internal credit methodologies and credit scoring models to estimate a S&P equivalent rating. EFH Corp. routinely monitors and manages its credit exposure to these customers and counterparties on this basis. See discussion above under “—Financial Condition—Liquidity and Capital Resources—Bankruptcy Filing of Lehman Brothers Holdings Inc.”

In addition, Oncor has exposure to credit risk from nonaffiliated parties totaling $224 million at December 31, 2008, of which $194 million represents trade accounts receivable principally from REPs. This exposure consists almost entirely of noninvestment grade trade accounts receivable. Oncor has one customer that represents 12% of the total exposure to nonaffiliated parties.

The following table presents the distribution of credit exposure as of December 31, 2008, for wholesale counterparties. This credit exposure represents wholesale trade accounts receivable and net asset positions on the balance sheet arising from hedging and trading activities after taking into consideration netting within each contract and any master netting contracts with counterparties. The amounts below do not include asset liens held as security for a portion of the net exposure.

				Net Exposure by Maturity
	Exposure Before Credit Collateral	Credit Collateral	Net Exposure	2 years or less	Between 2-5 years	Greater than 5 years	Total
Investment grade	$1,180	$528	$652	$503	$83	$66	$652
Noninvestment grade	151	8	143	140	3	—	143

Totals	$1,331	$536	$795	$643	$86	$66	$795

Investment grade	89%		82%
Noninvestment grade	11%		18%

In addition to the exposures in the table above, EFH Corp. has contracts classified as “normal” purchase or sale and non-derivative contractual commitments that are not marked-to-market in the financial statements. Such contractual commitments may contain pricing that is favorable considering current market conditions and therefore represent economic risk if the counterparties do not perform. Nonperformance could have a material adverse impact on EFH Corp.’s future results of operations, financial condition and cash flows.

EFH Corp. does not anticipate any material adverse effect on its financial position or results of operations due to nonperformance by any customer or counterparty.

EFH Corp.’s subsidiaries had credit exposure to two counterparties each having an exposure greater than 10% of the net $795 million credit exposure. These two counterparties represented 29% and 18%, respectively, of the net exposure. EFH Corp. views exposure to these counterparties to be within an acceptable level of risk tolerance due to the applicable counterparty’s credit rating and business relationship with EFH Corp. However, this concentration increases the risk that a default would have a material effect on EFH Corp.’s net income and cash flows.

With respect to credit risk related to the long-term hedging program, over 98% of the transaction volumes are with counterparties with an A credit rating or better. However, EFH Corp. has current and potential credit concentration risk related to the limited number of counterparties that comprise the substantial majority of the program with such counterparties being in the banking and financial sector. The transactions with these counterparties contain certain credit rating provisions that would require the counterparties to post collateral in the event of a material downgrade in the credit rating of the counterparties. An event of default by one or more of EFH Corp.’s hedge counterparties could subsequently result in termination-related settlement payments that reduce available liquidity if EFH Corp. owes amounts related to its commodity contracts or delays in receipts of expected settlements if the hedge counterparties owe amounts to EFH Corp. While EFH Corp. views the potential concentration of risk with these counterparties to be within an acceptable risk tolerance, EFH Corp. strives to manage its exposure to its hedge counterparties through various ongoing risk management measures.

Adjusted EBITDA Reconciliation

EFH Corp. Consolidated

Adjusted EBITDA Reconciliation

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(millions of dollars)
Net loss	$(9,838)	$(637)
Income tax benefit	(471)	(364)
Interest expense and related charges	4,935	1,510
Depreciation and amortization	1,610	1,049

EBITDA	$(3,764)	$1,558

Oncor EBITDA	(496)	(1,291)
Oncor distributions/dividends (a)	1,582	326
Interest income	(27)	(80)
Amortization of nuclear fuel	76	69
Purchase accounting adjustments (b)	460	138
Impairment of goodwill	8,000	—
Impairment of assets and inventory write down (c)	1,221	757
Net loss attributable to noncontrolling interests	(160)	—
Unrealized net (gain) or loss resulting from hedging transactions	(2,329)	2,278
Losses on sale of receivables	29	39
Income from discontinued operations, net of tax effect	—	(25)
Noncash compensation expense (SFAS 123R) (d)	27	22
Severance expense (e)	3	—
Equity losses of unconsolidated affiliate engaged in broadband over power lines	—	1
Transition and business optimization costs (f)	45	24
Transaction and merger expenses (g)	64	150
Insurance settlement proceeds (h)	(21)	—
Restructuring and other (i)	35	(33)
Expenses incurred to upgrade or expand a generation station (j)	100	5

Adjusted EBITDA per Incurrence Covenant	$4,845	$3,938

Add back Oncor adjustments	$(267)	$978

Adjusted EBITDA per Restricted Payments Covenants	$4,578	$4,916

(a)	Includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests.
(b)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also includes certain credits not recognized in net income due to purchase accounting.
(c)	Impairment of assets includes impairments of emission allowances and trade name intangible assets, impairment of the natural gas-fueled generation fleet and charges related to the cancelled development of coal-fueled generation plants.
(d)	Noncash compensation expenses exclude capitalized amounts.
(e)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(f)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and certain incentive compensation.

(g)	Transaction and merger expenses include costs related to the Merger, abandoned strategic transactions and a terminated joint-venture. Also includes administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor management fee, costs related to certain growth initiatives and costs related to the Oncor sale of noncontrolling interests.
(h)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(i)	Restructuring and other for 2008 includes a litigation accrual and the charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc., and for 2007 includes credits related to impaired combustion turbine leases and other restructuring initiatives and nonrecurring activities.
(j)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.

TCEH Consolidated

Adjusted EBITDA Reconciliation

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(millions of dollars)
Net income (loss)	$(8,862)	$35
Income tax benefit	(411)	(56)
Interest expense and related charges	3,918	910
Depreciation and amortization	1,092	568

EBITDA	$(4,263)	$1,457

Interest income	(60)	(281)
Amortization of nuclear fuel	76	69
Purchase accounting adjustments (a)	413	128
Impairment of goodwill	8,000	—
Impairment of assets and inventory write down (b)	1,210	—
Unrealized net (gain) or loss resulting from hedging transactions	(2,329)	2,278
Losses on sale of receivables	29	39
Noncash compensation expense (SFAS 123R) (c)	10	8
Severance expense (d)	3	—
Transition and business optimization costs (e)	33	21
Transaction and merger expenses (f)	10	—
Insurance settlement proceeds (g)	(21)	—
Restructuring and other (h)	31	(33)
Expenses incurred to upgrade or expand a generation station (i)	100	5

Adjusted EBITDA per Incurrence Covenant	$3,242	$3,691

Expenses related to unplanned generation station outages (i)	250	—
Other adjustments allowed to determine Adjusted EBITDA per Maintenance Covenant (j)	15	—

Adjusted EBITDA per Maintenance Covenant	$3,507	$3,691

(a)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also includes certain credits not recognized in net income due to purchase accounting.
(b)	Impairment of assets includes impairments of emission allowances and trade name intangible assets and impairment of the natural gas-fueled generation fleet.
(c)	Noncash compensation expenses exclude capitalized amounts.
(d)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(e)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(f)	Transaction and merger expenses include costs related to the Merger and costs related to certain growth initiatives.
(g)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(h)	Restructuring and other for 2008 includes the charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc., and for 2007 includes credits related to impaired combustion turbine leases and other restructuring initiatives and nonrecurring activities.
(i)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.
(j)	Primarily pre-operating expenses relating to Oak Grove and Sandow 5.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting and financial disclosure during EFH Corp.’s two most recent fiscal years and each subsequent interim period since the end of the most recent fiscal year.

MANAGEMENT

Directors

The names of EFH Corp.’s directors and information about them, as furnished by the directors themselves, are set forth below:

Name	Age	Served As Director Since	Business Experience
Arcilia C. Acosta (4)	43	2008	Arcilia C. Acosta has served as a Director of EFH Corp. since May 2008. During the last five years, Ms. Acosta’s principal occupation and employment has been serving as the CEO of CARCON Industries & Construction, L.L.C. (CARCON) and its subsidiaries. She is also the CEO and controlling principal of Southwestern Testing Laboratories, L.L.C., (STL). CARCON’s principal business is commercial, institutional and transportation construction. STL’s principal business is geotechnical engineering, construction materials testing and environmental consulting. Ms. Acosta is a former Chair of the State of Texas Hispanic chambers organization known as the Texas Association of Mexican American Chambers of Commerce (TAMACC). Ms. Acosta serves on the Board of Advisors for Compass Bank and the Board of Governors for the Dallas Foundation.

David Bonderman	66	2007	David Bonderman has served as a Director of EFH Corp. since October 2007. He is a founding partner of TPG Capital, L.P. (TPG). Before forming TPG in 1992, Mr. Bonderman was Chief Operating Officer of the Robert M. Bass Group (now doing business as Keystone Group L.P.) in Fort Worth, Texas. He serves on the boards of the following public companies: CoStar Group, Inc., Gemalto N.V., and RyanAir Holdings PLC, of which he is Chairman.

Donald L. Evans (1)(2)(3)(4)	63	2007	Donald L. Evans has served as a Director of EFH Corp. since October 2007. He has been Non-Executive Chairman of EFH Corp. since October 2007 and was CEO of the Financial Services Forum from 2005 to 2007, after serving as the 34th secretary of the US Department of Commerce. Before serving as Secretary of Commerce, Secretary Evans was the former CEO of Tom Brown, Inc., a large independent energy company. He formerly served as a member and chairman of the Board of Regents of the University of Texas System.

Name	Age	Served As Director Since	Business Experience
Thomas D. Ferguson (3)	55	2008	Thomas D. Ferguson has served as a Director of EFH Corp. since December 2008. He is a Managing Director of Goldman, Sachs & Co., having joined the firm in 2003. Mr. Ferguson heads the asset management efforts for the Merchant Bank’s infrastructure investment activity worldwide. He currently serves on the boards of some of Goldman, Sachs & Co.’s largest infrastructure investments including Associated British Ports, the largest port company in the UK; Carrix, one of the largest private container terminal operators in the world; and Red de Carreteras, a major toll road concessionaire in Mexico. Additional responsibilities at the firm include an 18 month stint as the CEO of National Golf/American Golf, one of the leading owner/operators of golf courses in the US for which he now serves as the company’s non-executive Chairman.

Frederick M. Goltz (2)(3)	38	2007	Frederick M. Goltz has served as a Director of EFH Corp. since October 2007. He has been with Kohlberg Kravis Roberts and Co., L.P. (KKR) for 13 years. Mr. Goltz has played a significant role in the development of many of the themes pursued by KKR in the energy space, including those related to integrated utilities, merchant generation, and oil and gas exploration and production. He now heads KKR’s newly created Mezzanine Fund headquartered in San Francisco. He is a director of EFCH, TCEH, and Luminant.

James R. Huffines (1)(3)	58	2007	James R. Huffines has served as a Director of EFH Corp. since October 2007. He is Chairman of the University of Texas System Board of Regents, after previously serving as Vice Chairman from November 2007 to April 2009 and Chairman from June 2004 to November 2007. He also is Chairman, Central and South Texas Region, of PlainsCapital Bank, Senior Executive Vice President of PlainsCapital Corporation, and a director of Hester Capital Management, L.L.C., PlainsCapital Bank, and PlainsCapital Corp. He previously held senior management positions at Hester Capital Management, L.L.C., and Morgan Keegan & Co.

Scott Lebovitz	34	2007	Scott Lebovitz has served as a Director of EFH Corp. since October 2007. He is a Managing Director of Goldman, Sachs & Co. in its Principal Investment Area. He joined Goldman, Sachs & Co. in 1997 and was promoted to Managing Director in 2007. Mr. Lebovitz serves on the boards of both public and private companies including CVR Energy, Inc., Village Voice Media, LLC, EFCH, TCEH, and Luminant.

Name	Age	Served As Director Since	Business Experience
Jeffrey Liaw (1)	32	2007	Jeffrey Liaw has served as a Director of EFH Corp. since October 2007. He is active in TPG’s energy and industrial investing practice areas. Before joining TPG in 2005, he worked for Bain Capital in its industrials practice since 2001. Mr. Liaw serves on the boards of both public and private companies including Graphic Packaging Corporation and Oncor.

Marc S. Lipschultz (2)(4)	40	2007	Marc S. Lipschultz has served as a Director of EFH Corp. since October 2007. He joined KKR in 1995. He is the leader of KKR’s Energy and Infrastructure businesses. Currently, he is a director of Accel-KKR Company and Oncor.

Michael MacDougall (2)(3)	38	2007	Michael MacDougall has served as a Director of EFH Corp. since October 2007. He is a partner of TPG. Prior to joining TPG in 2002, Mr. MacDougall was a vice president in the Principal Investment Area of the Merchant Banking Division of Goldman, Sachs & Co., where he focused on private equity and mezzanine investments. Mr. MacDougall serves on the board of directors of both public and private companies including Aleris International, Graphic Packaging Corporation, Kraton Polymers LLC, EFCH, TCEH, and Luminant. Mr. MacDougall also serves as the Chairman of the Board of The Opportunity Network and is a member of the Board of the Dwight School Foundation and Islesboro Affordable Property.

Lyndon L. Olson, Jr. (3)	62	2007	Lyndon L. Olson, Jr. has served as a Director of EFH Corp. since October 2007. He was a Senior Advisor with Citigroup Inc. from 2002 to 2008, after serving as United States Ambassador to Sweden from 1998 to 2001. He previously was affiliated with Citigroup from 1990 to 1998, as President and CEO of Travelers Insurance Holdings and the Associated Madison Companies, predecessor companies. Before joining Citigroup, he had been President of the National Group Corporation and CEO of its National Group Insurance Company. Ambassador Olson also is a former Chairman and a Member of the Texas 173 State Board of Insurance, former President of the National Association of Insurance Commissioners, and a former member of the Texas House of Representatives.

Kenneth Pontarelli (2)(4)	39	2007	Kenneth Pontarelli has served as a Director of EFH Corp. since October 2007. He is a Managing Director of Goldman, Sachs & Co. in its Principal Investment Area. He transferred to the Principal Investment Area in 1999 and was promoted to Managing Director in 2004 and to Partner in 2006. Mr. Pontarelli serves as a director of both public and private companies including CCS, Inc., Cobalt International Energy, L.P., CVR Energy, Inc., Knight Inc., and TXU Energy.

Name	Age	Served As Director Since	Business Experience
William K. Reilly	69	2007	William K. Reilly has served as a Director of EFH Corp. since October 2007. He is a Senior Advisor to TPG and a founding partner of Aqua International Partners, an investment group that invests in companies that serve the water and renewable energy sectors. Mr. Reilly previously served as the seventh Administrator of the US Environmental Protection Agency. Mr. Reilly is a director of the following public companies: E.I DuPont de Nemours and Company, Eden Springs, Ltd. of Israel, ConocoPhillips and Royal Caribbean International. Before serving as EPA Administrator, he was President of World Wildlife Fund and President of The Conservation Foundation. He previously served as Executive Director of the Rockefeller Task Force on Land Use and Urban Growth, a senior staff member of the President’s Council on Environmental Quality, and Associate Director of the Urban Policy Center and the National Urban Coalition. Mr. Reilly is Co-Chairman of the National Commission on Energy Policy.

Jonathan D. Smidt (1)	36	2007	Jonathan D. Smidt has served as a Director of EFH Corp. since October 2007. He has been with KKR since 2000, where he is a member of the firm’s Energy and Natural Resources industry team. Currently, he is a director of Laureate Education Inc. and TXU Energy.

John F. Young (2)(3)	52	2008	John F. Young has served as a Director and President and Chief Executive of EFH Corp. since January 2008. Before joining EFH Corp., Mr. Young served in many leadership roles at Exelon from March 2003 to January 2008 including Executive Vice President of Finance and Markets and Chief Financial Officer of Exelon Corporation; President of Exelon Generation; and President and Chief Operating Officer of Exelon Power. Prior to joining Exelon, Mr. Young was Senior Vice President of Sierra Pacific Resources Corporation. Mr. Young is also a director of Luminant.

Kneeland Youngblood (1)	53	2007	Kneeland Youngblood has served as a Director of EFH Corp. since October 2007. He is founding partner of Pharos Capital Group, a private equity firm that focuses on providing growth and expansion capital to businesses in technology, business services, and health care services. Mr. Youngblood is a director of the following public companies: Starwood Hotels and Resorts Worldwide, Inc., Gap Inc. and Burger King Holdings, Inc. Mr. Youngblood is a member of the Council on Foreign Relations.

(1)	Member of Audit Committee.
(2)	Member of Executive Committee.
(3)	Member of Governance and Public Affairs Committee
(4)	Member of Organization and Compensation Committee

Executive Officers

The names and information regarding EFH Corp.’s executive officers are set forth below:

Name of Officer	Age	Positions and Offices Presently Held	Date First Elected to Present Offices	Business Experience (Preceding Five Years)
John F. Young	52	President and Chief Executive Officer of EFH Corp.	January 2008	John F. Young was elected President and Chief Executive Officer of EFH Corp. in January 2008. Before joining EFH Corp., Mr. Young served in many leadership roles at Exelon Corporation from March 2003 to January 2008, including Executive Vice President of Finance and Markets and Chief Financial Officer of Exelon Corporation; President of Exelon Generation; and President and Chief Operating Officer of Exelon Power. Prior to joining Exelon, Mr. Young was Senior Vice President of Sierra Pacific Resources Corporation.

Michael R. Blevins	58	Acting Chief Operating Officer of Luminant	February 2009	Michael R. Blevins was elected Acting Chief Operating Officer of Luminant in February 2009. Previously, Mr. Blevins was Executive Vice President and Chief Nuclear Officer of Luminant since March 2008 having served as Senior Vice President and Chief Nuclear Officer of Luminant since October 2003.

James A. Burke	41	President and Chief Executive of TXU Energy	August 2005	James A. Burke was elected President and Chief Executive of TXU Energy in August 2005. Previously, Mr. Burke was Senior Vice President Consumer Markets of TXU Energy. Prior to joining EFH Corp. in 2004, Mr. Burke was President and Chief Operating Officer of Gexa Energy.

David A. Campbell	41	President and Chief Executive of Luminant	June 2008	David A. Campbell was elected President and Chief Executive of Luminant in June 2008. Previously, Mr. Campbell was Executive Vice President and Chief Financial Officer of EFH Corp. since April 2007 having served as Acting Chief Financial Officer since March 2006 and Executive Vice President since May 2004. Prior to joining EFH Corp. in 2004, Mr. Campbell was a Principal of McKinsey & Company, Inc.

Name of Officer	Age	Positions and Offices Presently Held	Date First Elected to Present Offices	Business Experience (Preceding Five Years)

Charles R. Enze	56	Executive Vice President and Chief Executive of Luminant Construction	September 2006	Charles R. Enze was elected Executive Vice President and Chief Executive of Luminant Construction in September 2006. Prior to joining EFH Corp. in 2006, Mr. Enze was Vice President of Engineering and Projects for Shell International Exploration & Production.

M. S. Greene	63	Vice Chairman of EFH Corp.	June 2008	M. S. Greene was elected Vice Chairman of EFH Corp. in June 2008. Previously Mr. Greene held several other offices including President and Chief Executive of Luminant, Chairman of the Board, President and Chief Executive of TXU Power, Executive Vice President of TCEH, and Vice Chairman, Chief Executive and President of Oncor.

Paul M. Keglevic	55	Executive Vice President and Chief Financial Officer of EFH Corp.	July 2008	Paul M. Keglevic was elected Executive Vice President and Chief Financial Officer of EFH Corp. in July 2008. Before joining EFH Corp., he was an audit partner at PricewaterhouseCoopers. Mr. Keglevic was Pricewaterhouse-Coopers Utility Sector Leader from 2002 to 2008 and Clients and Sector Assurance Leader from 2007 to 2008.

M. A. McFarland	39	Executive Vice President and Chief Commercial Officer of Luminant and Executive Vice President of EFH Corp.	July 2008	M. A. McFarland was elected Executive Vice President and Chief Commercial Officer of Luminant and Executive Vice President of EFH Corp. in July 2008. Before joining Luminant, Mr. McFarland served as Senior Vice President of Mergers, Acquisitions and Divestitures and as a Vice President in the wholesale marketing and trading division power team at Exelon.

Robert C. Walters	51	Executive Vice President and General Counsel of EFH Corp.	March 2008	Robert C. Walters was elected Executive Vice President and General Counsel of EFH Corp. in March 2008. Prior to joining EFH Corp., Mr. Walters was a Partner of Vinson & Elkins LLP and served on the firm’s management committee. Mr. Walters was co-managing partner of the Dallas office of Vinson & Elkins LLP from 1998 through 2005.

There is no family relationship between any of the above-named executive officers.

EXECUTIVE COMPENSATION

Compensation Committee, Compensation Committee Interlocks and Insider Participation

The current Organization and Compensation Committee of the Board of Directors is comprised of four non-employee directors: Arcilia C. Acosta, Donald L. Evans, Marc S. Lipschultz and Kenneth Pontarelli. There were no relationships among our executive officers, members of the Organization and Compensation Committee or entities whose executives served on the Organization and Compensation Committee that required disclosure under applicable SEC rules and regulations. For a description of related person transactions involving members of the Organization and Compensation Committee, see “Certain Relationships and Related Party Transactions, Directors Independence—Related Person Transactions.”

Compensation Discussion and Analysis

Overview

The EFH Corp. Board of Directors (“Board”) has an Organization and Compensation Committee that establishes and assesses our executive compensation program (the “O&C Committee”). The O&C Committee is comprised of four non-employee directors: Arcilia C. Acosta, Donald L. Evans, Marc S. Lipschultz and Kenneth Pontarelli.

The responsibilities of the O&C Committee include:

•

determining and overseeing EFH Corp.’s executive compensation program, including making recommendations to the Board with respect to the adoption, amendment or termination of incentive compensation, equity-based and other executive compensation and benefits plans, policies and practices, and

•	evaluating the performance of our Chief Executive Officer and other executive officers and, ultimately, approving executive compensation based on those evaluations.

In determining the compensation of our executive officers (other than the CEO), including the executive officers named in the Summary Compensation Table (the “Named Executive Officers”), the O&C Committee seeks the input of our CEO. At the end of each year, our CEO assesses the performance of each of these executive officers against targeted business unit and individual goals and objectives for that year and provides recommendations to the O&C Committee. The O&C Committee and the CEO then review the CEO’s assessments of those executives and, in that context, the O&C Committee approves the executive officers’ compensation.

In assessing the EFH Corp.’s and the CEO’s performance, the O&C Committee follows a thorough and detailed process, including a self-assessment prepared by the CEO reflecting the full year performance of the business, a follow up meeting with the CEO to further discuss his performance and address any questions or comments the O&C Committee may have about his performance, and a final meeting where the official full year financial, operating, and other results of EFH Corp. are evaluated and approved by the O&C Committee.

The O&C Committee may use, from time to time, independent compensation consultants to advise on executive compensation issues, including salary surveys and performance measurement criteria. We assess our compensation program against publicly-traded utility, energy and general industry companies, as well as known practices in private equity-owned companies, utilizing a variety of market reference points and benchmarks, median competitive data, and performance measurements.

Compensation Philosophy

Overview

We have a pay-for-performance compensation philosophy, which places an emphasis on pay-at-risk. In other words, a significant portion of an executive officer’s compensation is made up of variable, at-risk incentive compensation. As a result of our pay-for-performance compensation philosophy, our compensation program is intended to compensate executive officers appropriately for their contribution to the attainment of financial, operational and strategic objectives. In addition, we believe it is important to strongly align the interests of our executive officers and stockholders through equity-based compensation, by giving our executive officers an opportunity to invest in our common stock and through the use of stock options. Equity ownership, coupled with other incentives, is an important component of our compensation program.

To achieve our pay-for-performance compensation philosophy, we believe that:

•	compensation plans should balance both long-term and short-term objectives;

•	the overall compensation program should emphasize variable compensation elements that have a direct link to overall corporate performance and stockholder value, and

•

an executive officer’s individual compensation level should be based upon an evaluation of the financial and operational performance of that executive officer’s business unit (such as productivity, reliability, safety and customer satisfaction) as well as the executive officer’s individual performance.

We believe our pay-for-performance compensation philosophy supports EFH Corp. by:

•	aligning performance measures with our business objectives to drive the financial and operational performance of EFH Corp. and its business units;

•	rewarding business unit and individual performance by providing compensation levels consistent with the level of contribution and degree of accountability;

•	attracting and retaining the best performers, and

•	strengthening the correlation between the long-term interests of our executive officers and the interests of stockholders through equity compensation and investment opportunities.

Elements of Compensation

As a result of these underlying compensation principles, the compensation program for our Named Executive Officers principally consists of:

•	a base salary;

•	the opportunity to earn an annual performance bonus based on the achievement of specific corporate, business unit and individual performance goals;

•

long-term equity incentive awards—primarily in the form of options to purchase shares of our common stock (the “Stock Option Awards”) under our 2007 Stock Incentive Plan for Key Employees of EFH Corp. and Affiliates (the “2007 Stock Incentive Plan”);

•	the opportunity to participate in our Salary Deferral Program and our Thrift (401(k)) Plan and receive company matching contributions, and

•

the opportunity to participate in the EFH Retirement Plan (Retirement Plan) and Supplemental Retirement Plan (which has been limited for our competitive, non-regulated businesses to persons employed by us on or before October 1, 2007).

Assessment of Compensation Elements

We try to ensure that the bulk of an executive officer’s compensation is directly linked to our performance. For example, the annual performance bonus is based on the achievement of certain corporate and business unit financial targets and operational targets (such as productivity, growth and customer satisfaction). In addition, the vesting of half of an executive’s Stock Option Awards is contingent upon the attainment of a corporate financial target. We also try to ensure that our executive compensation program is competitive in order to reduce the risk of losing key personnel within our organization.

The following is a discussion of the principal compensation components provided to our executive officers. More detail about each of the compensation elements that follow can be found in the compensation tables and the narrative and footnotes to the tables.

Base Salary

Base salary should reward executive officers for the scope and complexity of their position and the level of responsibility required. We believe that a competitive level of base salary is required to attract qualified talent.

The O&C Committee reviews base salaries annually to ensure they are market-competitive for attraction and retention purposes. The O&C Committee may also review an executive officer’s base salary to the extent an executive officer is given a promotion or in the event an executive officer’s responsibilities are significantly increased.

We want to ensure cash compensation is competitive and sufficient to entice key executive officers to remain with us, recognizing our high performance expectations (across a broad set of operational, financial, customer service and community-oriented goals and objectives) and the higher risk levels associated with being a significantly-leveraged company.

2008 Base Salary for EFH Corp.’s Named Executive Officers

Name	Title (as of December 31, 2008)	Base Salary as of 12/31/08
John F. Young (1)	President and Chief Executive Officer of EFH Corp.	$1,000,000
Paul M. Keglevic (2)	Executive Vice President and Chief Financial Officer of EFH Corp.	$600,000
David A. Campbell (3)	Chief Executive Officer of Luminant	$600,000
M. S. Greene (4)	Vice Chairman of EFH Corp.	$650,000
James A. Burke	Chief Executive Officer of TXU Energy	$600,000
Robert C. Walters (5)	Executive Vice President and General Counsel of EFH Corp.	$575,000
M.A. McFarland (6)	Executive Vice President of EFH Corp. and Executive Vice President and Chief Commercial Officer of Luminant	$500,000
David P. Poole (7)	Former Executive Vice President & General Counsel of EFH Corp.	N/A

(1)	Mr. Young commenced his employment with EFH Corp. in January 2008.
(2)	Mr. Keglevic commenced his employment with EFH Corp. in July 2008.
(3)	Mr. Campbell served as a Co-Chief Executive Officer of EFH Corp. until Mr. Young was hired and the Chief Financial Officer of EFH Corp. through June 2008, after which he assumed responsibility as the Chief Executive Officer of Luminant.
(4)	Mr. Greene served as a Co-Chief Executive Officer of EFH Corp. until Mr. Young was hired and the Chief Executive Officer of Luminant through June 2008, after which he assumed responsibility as the Vice Chairman of EFH Corp.
(5)	Mr. Walters commenced his employment with EFH Corp. in March 2008.
(6)	Mr. McFarland commenced his employment with EFH Corp. in July 2008.
(7)	Mr. Poole terminated his employment with EFH Corp. in March 2008.

Executive Annual Incentive Plan

The Executive Annual Incentive Plan provides an annual performance-based cash bonus for the successful attainment of certain annual operational and financial goals that are established at each of the corporate and business unit levels by the O&C Committee at the beginning of each year. Under the terms of the plan, performance against the targets established by the O&C Committee drive bonus funding. These targets are generally set at challenging levels to ensure they are high performance goals. Based on the level of attainment of these performance targets, an aggregate plan funding percentage amount for all participants is determined. To calculate an executive officer’s award amount, the executive officer’s corporate/business unit funding percentages are multiplied by the executive officer’s target incentive level, which is computed as a percentage of annualized base salary. Based on the executive officer’s performance, an individual performance modifier is multiplied to the calculated award to determine the final award under the plan. An individual performance modifier is based on the CEO’s and the O&C Committee’s review and evaluation of the executive officer’s performance. The individual performance modifier can range from an outstanding rating (200%) to an unacceptable rating (0%). The aggregate plan funding amount is limited to 200%, or two times, the aggregate target incentives of all participants.

The following table provides a summary of the 2008 annual incentive awards for each Named Executive Officer.

2008 Annual Incentives for Our Named Executive Officers

Name	Target (% of salary)	Target Award ($ Value)	Actual Award (1)
John F. Young (1)	100%	$1,000,000	1,418,000
Paul M. Keglevic (2)	75%	$450,000	613,800
David A. Campbell (3)	75%	$450,000	625,950
M. S. Greene (4)	75%	$487,500	521,625
James A. Burke (5)	75%	$450,000	473,918
Robert C. Walters (6)	75%	$431,250	695,175
M.A. McFarland (7)	75%	$375,000	529,032
David P. Poole	N/A	N/A	N/A

The O&C Committee establishes the targets and approves actual performance against those targets for the Executive Annual Incentive Plan. The 2008 targets included both financial and operational measures. Targets set for EFH Corp. and EFH Corporate Services were primarily financial; however the targets set for both Luminant and TXU Energy included both financial and operational measures such as safety, generation, construction performance, customer growth and customer satisfaction.

The performance measures for EFH Corp. were comprised of operational EBITDA and cash flow for EFH Corp. as well as total EFH Corp. total spend (Sales, General & Administrative (SG&A); Operating & Maintenance (O&M); and Capital Expenditures) as shown in the table of performance measures below. The operational EBITDA is a non-GAAP financial measure. Operational EBITDA is defined as EBITDA as adjusted by the O&C Committee as it deems appropriate in connection with its evaluation and compensation of our executive officers. Operational EBITDA is an internal measure used only for performance management purposes and EFH Corp. does not intend for operational EBITDA to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Operational EBITDA is not the same as Adjusted EBITDA, which is disclosed elsewhere in this Prospectus and defined in Annex A to this Prospectus.

The performance measures for EFH Corporate Services were comprised of operational EBITDA for EFH Corp., EFH Corp. total spend (as defined above) and controllable costs for EFH Corporate Services. The performance measures for Luminant included Luminant specific EBITDA and cash flow, cost metrics (fuel costs;

O&M; SG&A; and capital expenditures), and operational metrics that measured safety, generation and a construction performance. The performance metrics for TXU Energy included both financial and operational metrics, including TXU Energy EBITDA and controllable SG&A costs. TXU Energy’s operational metrics included residential customer growth, customer satisfaction and achievement of key milestones in the upgrade to its major customer care system.

Performance against the applicable metrics for each executive officer is detailed below.

EFH Corp. Performance Metrics—used to measure the performance of Mr. Young

Metric	Weight	Performance (1)	Payout %
EFH Corp. EBITDA	50%	79%	40%
EFH Corp. Cash Flow	20%	200%	40%
EFH Corp. Total Spend	30%	123%	37%

			117%
Less safety modifier (10% of calculated payout)			(12)%

			105%

(1)	Performance payouts equal 100% if the target amount is achieved for a particular metric, 50% if the threshold amount is achieved and 200% if the superior amount is achieved. The actual performance payouts are interpolated between threshold and target or target and superior, as applicable, with a maximum performance payout for any particular metric being equal to 200%.

EFH Corp. Services Performance Metrics—used to measure the performance of Messrs. Keglevic, Greene, Campbell, Walters and McFarland

Metric	Weight	Performance (1)	Payout %
EFH Corp. EBITDA	40%	79%	32%
EFH Corp. Total Spend	30%	123%	37%
EFH Corp. Services Company Costs	30%	185%	55%

			124%

(1)	Performance payouts equal 100% if the target amount is achieved for a particular metric, 50% if the threshold amount is achieved and 200% if the superior amount is achieved. The actual performance payouts are interpolated between threshold and target or target and superior, as applicable, with a maximum performance payout for any particular metric being equal to 200%.

Luminant Performance Metrics—used to measure the performance of Messrs. Greene and Campbell

Metric	Weight	Performance (1)	Payout %
Luminant EBITDA	25%	84%	21%
Luminant Cash Flow	25%	132%	33%
Fuel Costs	3%	0%	0%
O&M/SG&A Costs	4%	100%	4%
Capital Expenditure	3%	100%	3%
Luminant Energy Incremental Value	10%	70%	7%
Safety Incidents	10%	0%	0%
Generation (GADS)	10%	60%	6%
Construction Index	10%	160%	16%

			90%

(1)	Performance payouts equal 100% if the target amount is achieved for a particular metric, 50% if the threshold amount is achieved and 200% if the superior amount is achieved. The actual performance payouts are interpolated between threshold and target or target and superior, as applicable, with a maximum performance payout for any particular metric being equal to 200%.

TXU Energy Performance Metrics—used to measure the performance of Mr. Burke

Metric	Weight	Performance (1)	Payout %
TXU Energy EBITDA	42.4%	52%	22%
TXU Energy SG&A	14.4%	133%	19%
Customer Growth	14.4%	163%	24%
Customer Satisfaction	14.4%	100%	14%
SAP Project	14.4%	147%	21%

			100%

(1)	Performance payouts equal 100% if the target amount is achieved for a particular metric, 50% if the threshold amount is achieved and 200% if the superior amount is achieved. The actual performance payouts are interpolated between threshold and target or target and superior, as applicable, with a maximum performance payout for any particular metric being equal to 200%.

After approving the actual performance against the applicable target metrics under the Executive Annual Incentive Plan, the O&C Committee reviews the performance of each of our executive officers on an individual and comparative basis. Based on this review, which includes an analysis of both objective and subjective criteria, the O&C Committee approves an individual modifier for each executive to determine his final annual incentive award. For 2008, the personal modifier for each of our Named Executive Officers increased his actual award, reflecting the strong performance of a new leadership team during a challenging financial and economic market.

(1)	Mr. Young’s incentive award is based on EFH Corp.’s strong performance in 2008. In Mr. Young’s first year, he successfully set the groundwork for long term success for the company. In 2008, he rebuilt the senior management team of the company and helped to clearly define our vision, values and operating principles and strategy. Mr. Young focused on risk management, to more effectively manage the current and future commodity volatility, as well as continuous improvement in operating performance across the company’s businesses. Given these achievements, the O&C Committee increased Mr. Young’s incentive award and did not prorate his incentive award for time spent at the company during 2008.

(2)	Mr. Keglevic’s incentive award is based on the EFH Corp. Services performance measures and his individual performance. Mr. Keglevic joined the company in July 2008 and quickly and successfully began the transformation of EFH Corp.’s financial processes, including processes and structures for understanding and managing the performance of the businesses, managing our risks and preserving effective liquidity levels. Given these achievements, the O&C Committee increased Mr. Keglevic’s incentive award and did not prorate his incentive award for time spent at the company during 2008.

(3)	Mr. Campbell was a Co-Chief Executive Officer of EFH Corp. through January 2008 and the Chief Financial Officer of EFH Corp. through June 2008, after which he served as President and Chief Executive Officer of Luminant. Accordingly, his incentive award was based 50% on EFH Corp. performance and 50% on Luminant performance. Mr. Campbell provided strong leadership at both EFH Corp., through a transition period coupled with a challenging commodity, financial and economic market, and Luminant, where he drove strong operational improvements and results in 2008. Given these achievements, the O&C Committee increased Mr. Campbell’s incentive award.

(4)	Mr. Greene was a Co-Chief Executive Officer of EFH Corp. through January 2008 and the Chief Executive Officer of Luminant through June 2008, after which he accepted the position of Vice Chairman of EFH Corp. His incentive award was based 50% on Luminant performance and 50% on EFH Corp. Services performance. Mr. Greene provided strong leadership to Luminant through the first six months of 2008 and to EFH Corp. during 2008.

(5)	Mr. Burke’s incentive award was based 100% on the performance of TXU Energy. Mr. Burke provided effective leadership of TXU Energy through a challenging year during which TXU Energy set itself apart from its competitors. Given these achievements, the O&C Committee increased Mr. Burke’s incentive award.

(6)	Mr. Walters’ incentive award is based 100% on the EFH Corp. Services performance. The O&C Committee increased Mr. Walters’ incentive award based on his individual performance, reflecting his leadership and results in managing significant legal issues and developing a strong public affairs strategy and team.

(7)	Mr. McFarland joined EFH Corp. mid-year and has demonstrated strong performance as our wholesale commercial operations delivered significantly improved performance over 2007. Due to the nature of Mr. McFarland’s role, where he provides services at both Luminant and EFH Corp. Services, his award is based 75% on the performance of Luminant business units and 25% on the performance of EFH Corp. Services. Luminant overall business units’ performance was 98%. Because of his effective leadership and results, the O&C Committee increased Mr. McFarland’s incentive award.

Long-Term Equity Incentives

In December 2007, our Board approved and adopted the 2007 Stock Incentive Plan. The purpose of the 2007 Stock Incentive Plan is to:

•

promote our long-term financial interests and growth by attracting and retaining management and other personnel with the training, experience and ability to enable them to make a substantial contribution to the success of our business;

•	motivate management and other personnel by means of growth-related incentives to achieve long-range goals; and

•	align the interests of management with those of our stockholders through opportunities for stock (or stock-based) ownership in EFH Corp.

In February 2008, Mr. Young was granted 7,500,000 Stock Option Awards. In May 2008, Messrs. Campbell, Greene, Burke and Walters were granted 4,000,000, 2,000,000, 2,450,000 and 2,000,000, Stock Option Awards, respectively. In December 2008, Messrs. Keglevic and McFarland were granted 2,500,000 and 2,000,000 Stock Option Awards, respectively. All awards were granted with the terms described below. In the future, we may also make additional discretionary grants of options or stock to reward high performance or achievement.

Many of our executive officers have direct, illiquid, equity investments in EFH Corp., a privately-held company, as a result of the significant investments in EFH Corp. made by such executive officers. We believe that the management investment and ownership of EFH stock, along with the Stock Option Awards, provides significant retentive value to us for many reasons, most notably:

•

Due to limitations on transferability until the occurrence of certain liquidity events, an investment in our common stock is illiquid while the executive remains employed by us. In addition, if an executive voluntarily terminated his or her employment with us, generally, the company could compel him or her to sell that stock back to us for a price equal to the price paid by the executive for the stock.

•

Half of all of the Stock Option Awards granted are time-based and vest over a five year period (the “Time-Vesting Options”), except with regard to Mr. Greene whose Time Vesting Options vest over a two year period. The other half of the Stock Option Awards are performance-based and vesting is dependent upon EFH Corp. achieving certain performance targets (the “Performance-Vesting Options”). In addition, if in the event of a change in control certain investment returns are achieved for our equity-holders, the Performance-Vesting Options will vest.

Because half of the Stock Option Awards granted are performance-based, we believe the equity component of our compensation program motivates our executive officers to achieve top operational and financial performance and further aligns our executive officers’ interests with the interests of our stockholders. In deciding whether to vest the Performance-Vesting Options, the O&C Committee considers EFH Corp.’s quantitative performance against certain EBITDA targets, which may be adjusted as described below. The O&C Committee also has the discretion to consider other qualitative and quantitative criteria.

The material terms of our Stock Option Awards are as follows:

•

The exercise price is an amount equal to the fair market value of a share of our common stock on the date an option is granted, which was $5.00 for the options that were granted to Mr. Young in February 2008; Messrs. Campbell, Greene, Burke and Walters in May 2008 and Messrs. Keglevic and McFarland in December 2008.

•

The fair market value of a share of our common stock is reviewed semi-annually by an independent valuation firm, which makes a recommendation that is reviewed and, if acceptable, approved by our Board.

•	The options have a ten-year term.

•

Half of the Stock Option Awards are Time-Vesting Options and vest as follows: for Messrs. Young, Campbell, Greene, Burke and Walters, the Time-Vesting Options vest in 20% increments on each of the first five anniversaries of October 10, 2007, the date that the Merger was completed, subject to the each executive’s continued employment with EFH Corp. Mr. Greene’s Time-Vesting Options vest in 50% increments on each of the first two anniversaries of October 10, 2007. Messrs. Keglevic and McFarland’s Time-Vesting Options vest in 20% increments on each of the first five anniversaries of their employment, which is July 1, 2008 and July 7, 2008, respectively.

•

The other half of the Stock Option Awards are Performance-Vesting Options and vest in 20% increments on each of the first five anniversaries of December 31, 2007, subject to the grantee’s continued employment with us and our achievement of the annual EBITDA target for the given fiscal year (or certain cumulative performance targets) as detailed in the stock option agreements.

The performance options have a catch up provision for vesting. If we do not achieve the performance target for any particular fiscal year, but we do achieve the sum of two- or three-years of EBITDA performance targets at the end of either of the two immediately subsequent fiscal years, then any Performance-Vesting Options that did not vest because of a missed performance target in those prior years will vest.

When the O&C Committee reviews EBITDA for purposes of determining our performance against the applicable annual EBITDA target, it includes our earnings before interest, taxes, depreciation and amortization plus transaction, management and/or similar fees paid to the Sponsor Group, together with such adjustments as the O&C Committee shall determine appropriate in its discretion after good faith consultation with our Chief Executive Officer and the Chief Financial Officer, including adjustments consistent with those included in the comparable definitions in TCEH’s Senior Secured Facilities to the extent considered appropriate for management compensation purposes.

Our EBITDA targets are also expected to be adjusted for acquisitions, divestitures or major capital investment initiatives to the extent that they were not contemplated in the financial plan that was presented by our executive officers to the Sponsor Group (the “Financial Plan”).

The EBITDA targets are intended to measure achievement of the Financial Plan and the adjustments to EBITDA described above primarily represent elements of our performance that are either beyond the control of management or were not predictable at the time the Financial Plan was submitted.

Some or all of the Performance-Vesting Options granted to our executive officers could also vest when certain other events occur, including certain sales by the Sponsor Group of its investment in EFH Corp.

The actual EBITDA for 2008 of $4,488 million was approximately 97% of the EBITDA target established in the Financial Plan for 2008. Given the relative proximity of the actual EBITDA for 2008 to the established target, as well as EFH Corp.’s strong financial and operational performance during a challenging financial and economic market, the O&C Committee exercised its discretionary authority under the 2007 Stock Incentive Plan and approved the vesting of the 2008 Performance-Vesting Options.

Mr. Young was granted 600,000 restricted stock units in February 2008 under the terms of his employment agreement. All of the restricted stock units were vested upon the grant date; however if Mr. Young terminates his employment with EFH Corp. without good reason prior to February 2010 the restricted stock units will be forfeited.

Mr. Campbell entered into a Deferred Share Agreement with EFH Corp. in May 2008, pursuant to which he agreed to forego certain payments he was entitled to receive in return for a certain number of deferred shares of our common stock. Pursuant to the terms of his Deferred Share Agreement, Mr. Campbell agreed to reinvest a substantial portion of the amount that he was entitled to receive. As a result of the reinvestment, Mr. Campbell became entitled to receive 500,000 deferred shares of our common stock, with each share being valued at $5.00 based upon the fully diluted equity of EFH Corp. The shares will be distributed to Mr. Campbell on the earlier of termination of employment by EFH Corp. or a change in the effective control of EFH Corp.
Mr. Keglevic was granted 225,000 deferred shares in July 2008 under the terms of his employment agreement. One-half of the deferred shares will vest in July 2011 and the remaining one-half will vest in July 2013.

Deferred Compensation and Retirement Plans

Salary Deferral Program: Our Salary Deferral Program allows participating employees, including our executive officers, to defer a portion of their salary and annual incentive award and to receive a matching award based on their salary deferrals. Executive officers can defer up to 50% of their base salary and up to 100% of any incentive-based award for seven years or until they retire. We match 100% of deferrals up to 8% of salary deferred under the program. We do not match deferred incentive-based awards. We believe that the program encourages employee retention because, generally, participants who terminate their employment with us prior to the seven year vesting period forfeit our matching contribution.

Please refer to the narrative that follows the Nonqualified Deferred Compensation table for a more detailed description of the Salary Deferral Program.

Retirement Plan: We maintain a retirement plan, which is qualified under applicable provisions of the Internal Revenue Code of 1986, as amended (Code) and is a benefit for certain employees that were employed by us prior to October 1, 2007. Our Retirement Plan contains both a traditional final average pay component and a cash balance component. Effective January 1, 2002, we changed our defined benefit plan from a traditional final average pay design to a cash balance design. This change was made to better align our retirement program with competitive practices. In late 2001, participants in the Retirement Plan were extended an opportunity to remain in the traditional final average pay component or transition to the cash balance component. Mr. Greene (the only named-executive officer then a participant in the Retirement Plan) elected to remain in the traditional final average pay component.

Eligible employees employed after January 1, 2001 may only participate in the cash balance component of the Retirement Plan. As a result, Messrs. Campbell and Burke are covered under the cash balance component of the Retirement Plan.

Participation in our Retirement Plan has been limited to employees of all of our businesses (other than Oncor) who were employed by us on or before October 1, 2007. As a result Messrs. Young, Keglevic, Walters and McFarland do not participate in the Retirement Plan. For a more detailed description of the Retirement Plan, please refer to the narrative that follows the Pension Benefits table.

Supplemental Retirement Plan: Our Supplemental Retirement Plan provides for the payment of retirement benefits that:

•	would otherwise be capped by the Code’s statutory limits for qualified retirement plans;

•	include Executive Annual Incentive Plan awards in the definition of earnings (for participants covered by the traditional final average pay component of the Retirement Plan only); and/or

•	we or our participating subsidiaries are obligated to pay under contractual arrangements.

Mr. Greene, the executive officer who elected to remain in the traditional final average pay component, is eligible for a supplemental retirement benefit in concert with that plan, which provides for a traditional defined benefit type retirement annuity stream. This feature of the plan is only available to executive officers who participate in the Supplemental Retirement Plan hired prior to January 1, 2001. As such, it is not available to Messrs. Campbell and Burke. Messrs. Campbell and Burke participate in the “make whole” portion of the Supplemental Retirement Plan as it relates to the cash balance component, which only provides for the payment of retirement benefits that would otherwise be capped by the Code, otherwise restricted or for the inclusion of additional accredited service under contractual arrangements.

Participation in our Supplemental Retirement Plan has been limited to employees of all of our businesses (other than Oncor) who were employed by us on or before October 1, 2007. As a result Messrs. Young, Keglevic, Walters and McFarland do not participate in the Supplemental Retirement Plan.

For a more detailed description of the Supplemental Retirement Plan, please refer to the narrative that follows the Pension Benefits table.

Retiree Health Care:

Employees hired prior to January 1, 2002 are generally entitled to receive an employer paid subsidy for retiree health care coverage upon their retirement from EFH Corp. As such, Mr. Greene will be entitled to receive a subsidy from EFH Corp. for retiree health care coverage upon his retirement from EFH Corp. Because Messrs. Young, Keglevic, Campbell, Burke, Walters and McFarland were hired after January 1, 2002, they are not eligible for retiree health coverage.

Perquisites

We do not believe that a significant amount of perquisites fit within our compensation philosophy. Those perquisites that exist are intended to serve as part of a competitive total compensation program and to enhance the executive officers’ ability to conduct company business. These benefits include financial planning, a preventive physical health exam and reimbursement for certain country club and/or luncheon membership costs.

The following is a summary of perquisites offered to the Named Executive Officers (excluding Mr. Poole) that are not available to all employees:

Executive Financial Planning: We pay for certain executive officers to receive financial planning services. This service is intended to support them in managing their financial affairs, which we consider especially important given the high level of time commitment and performance expectation required of our executive officers. Furthermore, we believe that such service helps ensure greater accuracy and compliance with individual tax regulations by our executive officers.

Annual Executive Physical Health Exam: We pay for certain executive officers to receive annual physical health exams. The health of our executive officers is important given the vital leadership role they play in directing and operating the company. Our executive officers are important assets of EFH Corp. and this benefit is designed to help ensure their health and long-term ability to serve our stakeholders.

Country Club/Luncheon Club Membership: We reimburse our executive officers for certain country club or luncheon club dues and expenses. We provide this perquisite to allow our executive officers to interact with, and cultivate relationships with, other business professionals and key community leaders and officials.

Expenditures for the perquisites outlined above are disclosed by individual in footnotes to the Summary Compensation Table.

Individual Compensation

Compensation of the CEO and the CFO

John F. Young

In January 2008, Mr. John F. Young became our Chief Executive Officer and President. He also serves as a member of our Board. In connection with his employment, we executed a five-year employment agreement with Mr. Young. After the initial five-year term, the employment agreement provides for automatic one year renewal periods unless terminated by EFH Corp. or Mr. Young.

Base Salary: As compensation for his services as CEO and President, Mr. Young is paid an annual base salary equal to $1 million.

Annual Incentive: Mr. Young has the ability to earn a target annual cash bonus equal to 100% of his base salary if he achieves certain annual performance targets established by the Board. Such annual cash bonus may be increased to an amount equal to 200% of his base salary if he achieves certain superior annual performance targets established by the Board. Mr. Young earned a bonus for 2008 of $1,418,000, reflecting the performance of EFH Corp. and his individual performance as previously discussed.

Long Term Equity Incentive: As part of his employment arrangement, Mr. Young purchased $3 million in shares of our common stock and was granted 7.5 million Stock Option Awards. Mr. Young also received 600,000 restricted stock units, to compensate him for unvested equity compensation he forfeited when he left his former employer to join EFH Corp. Each restricted stock unit entitles Mr. Young to receive one share of our common stock. The restricted stock units were fully vested on the grant date; however if Mr. Young terminates his employment with EFH Corp. without “good reason” prior to the second anniversary of the grant date the restricted stock units will be forfeited.

The employment agreement also entitles Mr. Young to receive other forms of customary compensation such as health and welfare benefits, perquisites, relocation expenses (including a tax gross-up for reimbursed relocation expenses that are required to be included in his income for tax purposes) and reimbursement of business expenses. Mr. Young does not receive any additional compensation for being a member of the Board.

Paul M. Keglevic

In July 2008, Mr. Paul M. Keglevic became our Executive Vice President and Chief Financial Officer. In connection with his employment, we executed a three-year employment agreement with Mr. Keglevic.

Base Salary: As compensation for his services as Executive Vice President and Chief Financial Officer, Mr. Keglevic is paid an annual base salary equal to $600,000.

Annual Incentive: Mr. Keglevic has the ability to earn an annual cash bonus equal to 75% of his base salary if he achieves certain annual performance targets established by the Board. Such annual cash bonus may be increased to an amount equal to 200% of his annual bonus target based on achievement of certain superior annual performance targets established by the Board. In 2008, Mr. Keglevic earned a bonus of $613,800, reflecting the performance of EFH Corp. and his individual performance as previously discussed.

Signing Bonus: Mr. Keglevic was (or will be) paid a signing bonus equal to $550,000 as follows: (i) $250,000 in July 2008; (ii) $150,000 payable in July 2009 and (iii) $50,000 payable in each of July 2010, 2011 and 2012.

Long Term Equity Incentive: Mr. Keglevic was granted 2.5 million Stock Option Awards. Mr. Keglevic also received 225,000 deferred shares of our common stock to compensate him for compensation he forfeited when he left his former employer to join EFH Corp. If Mr. Keglevic is employed by us on the third and fifth anniversaries of his employment (July 2011 and 2013, respectively), 112,500 of such deferred shares shall vest on each such date. If Mr. Keglevic’s employment with us terminates for any reason prior to July 1, 2013 (other than for “cause” or without “good reason”), he will have the right to (i) sell to us all (but not less than all) of the shares of our common stock that have vested pursuant to the deferred share arrangement (if any) for $3,200,000 or (ii) if no shares of our common stock shall have vested, a payment of $3,200,000.

The employment agreement also entitles Mr. Keglevic to receive other forms of customary compensation such as certain health and welfare benefits, certain perquisites and reimbursement of certain business expenses.

Compensation of Other Named Executive Officers

David A. Campbell

We entered into a new three-year employment agreement with Mr. Campbell in May 2008, which three-year term is automatically extended for successive one-year periods unless terminated by EFH Corp. or Mr. Campbell. The agreement provides that, during the term, Mr. Campbell will be entitled to the terms outlined below:

Base Salary: As compensation for his services as a Co-Chief Executive Officer of EFH Corp. through January 2008, the Chief Financial Officer of EFH Corp. through June 2008, and the Chief Executive Officer of Luminant for the remainder of the year, Mr. Campbell was paid an annual base salary equal to $382,000 through March 25, 2008 and $600,000 for the remainder of the year.

Annual Incentive: Mr. Campbell’s has the ability to earn a cash bonus equal to 75% of his base salary if he achieves certain annual performance targets established by the Board. Such annual cash bonus may be increased to an amount equal to 200% of his annual bonus target based on achievement of certain superior annual performance targets established by the Board. Mr. Campbell earned a bonus for 2008 of $625,950, reflecting the performance of EFH Corp. and Luminant, as well as his individual performance as previously discussed.

Long Term Equity Incentive: In May 2008, Mr. Campbell was granted 4,000,000 Stock Option Awards and received an award of 500,000 deferred shares. Under his Deferred Share Agreement, the deferred shares are to be distributed on the earlier of termination of his employment with EFH Corp., the occurrence of a change in the ownership or effective control of EFH Corp., or a change in the ownership of a substantial portion of the assets of EFH Corp.

Other: Under the terms of his prior employment agreement with TXU Corp., Mr. Campbell was entitled to certain payments if he terminated his employment following a change in control of EFH Corp. In order to retain Mr. Campbell after the Merger, the O&C Committee approved a sign-on bonus of $5,092,250 to offset a significant portion of those forfeited payments.

M. S. Greene

We entered into an employment agreement with Mr. Greene in May 2008. The agreement entitled Mr. Greene to the following individual compensation for 2008:

Base Salary: As compensation for his role as a Co-Chief Executive Officer of EFH Corp. through January 2008, the Chief Executive Officer of Luminant through June 2008 and the Vice Chairman of EFH Corp. for the remainder of the year, Mr. Greene was paid an annual base salary equal to $650,000.

Annual Incentive: Mr. Greene has the ability to earn a cash bonus equal to 75% of his base salary if he achieves certain annual performance targets established by the Board. Such annual cash bonus may be increased to an amount equal to 200% of his annual bonus target based on achievement of certain superior annual performance targets established by the Board. Mr. Greene earned a bonus for 2008 of $521,625, reflecting the performance of EFH Corp. and Luminant, as well as his individual performance as previously discussed.

Long Term Equity Incentive: In accordance with a Deferred Share Agreement, Mr. Greene agreed to forego the right to receive certain payments from EFH Corp. in respect of outstanding equity awards issued prior to the Merger and became entitled to 600,000 deferred shares of our common stock. The shares will be distributed on the earlier of termination of his employment with EFH Corp. or a change in control of EFH Corp. In May 2008, Mr. Greene was granted 2,000,000 Stock Option Awards.

James A. Burke

We entered into an employment agreement with Mr. Burke in December 2007, which was amended and restated in May 2008. The agreement provides for Mr. Burke’s service as Chief Executive Officer of TXU Energy during a three-year term, commencing October 10, 2007, which term is automatically extended for successive one-year periods unless terminated by us or Mr. Burke. The agreement provides that, during the three year term, Mr. Burke will be entitled to the terms outlined below:

Base Salary: As compensation for his services as Chief Executive Officer of TXU Energy, Mr. Burke is paid an annual base salary equal to $600,000.

Annual Incentive: Mr. Burke has the ability to earn a cash bonus equal to 75% of his base salary if he achieves certain annual performance targets established by the Board. Such annual cash bonus may be increased to an amount equal to 200% of his annual bonus target based on achievement of certain superior annual performance targets established by the Board. Mr. Burke earned a bonus for 2008 of $473,918, reflecting the performance of TXU Energy and his individual performance as previously discussed.

Long Term Equity Incentive: In accordance with a Deferred Share Agreement, Mr. Burke agreed to forego the right to receive certain payments from EFH Corp. in respect of outstanding equity awards issued prior to the Merger and became entitled to 450,000 deferred shares of our common stock. The shares will be distributed on the earlier of termination of his employment with EFH Corp. or a change in control of EFH Corp. In May 2008, Mr. Burke was granted 2,450,000 Stock Option Awards.

Robert C. Walters

We entered into an employment agreement with Mr. Walters in May 2008 which three-year term is automatically extended for successive one-year periods unless terminated by EFH Corp. or Mr. Walters. The agreement entitled Mr. Walters to the following individual compensation for 2008:

Base Salary: As compensation for his services as Executive Vice President and General Counsel of EFH Corp., Mr. Walters is paid an annual base salary equal to $575,000.

Signing Bonus: Mr. Walters was paid a signing bonus equal to $100,000 in April 2008.

Annual Incentive: Mr. Walters has the ability to earn a cash bonus equal to 75% of his base salary if he achieves certain annual performance targets established by the Board. Such annual cash bonus may be increased to an amount equal to 200% of his annual bonus target based on achievement of certain superior annual performance targets established by the Board. Mr. Walters earned a bonus for 2008 of $695,175, reflecting the performance of EFH Corp. in 2008 and his individual performance as previously discussed.

Long Term Equity Incentive: In May 2008, Mr. Walters was granted 2,000,000 Stock Option Awards.

M. A. McFarland

We entered into an employment agreement with Mr. McFarland in July 2008. The agreement provides for Mr. McFarland’s service as Executive Vice President of EFH Corp. and Executive Vice President and Chief Commercial Officer of Luminant during a three-year term, commencing July 7, 2008, which term is automatically extended for successive one-year periods unless terminated by EFH Corp. or Mr. McFarland. The agreement provides that, during the three year term, Mr. McFarland will be entitled to the terms outlined below:

Base Salary: As compensation for his services as Executive Vice President of EFH Corp. and Executive Vice President and Chief Commercial Officer of Luminant, Mr. McFarland is paid an annual base salary equal to $500,000.

Signing Bonus: Mr. McFarland was paid a signing bonus equal to $150,000 in July 2008.

Annual Incentive: Mr. McFarland has the ability to earn a cash bonus equal to 75% of his base salary if he achieves certain annual performance targets established by the Board. Such annual cash bonus may be increased to an amount equal to 200% of his annual bonus target based on achievement of certain superior annual performance targets established by the Board. Mr. McFarland earned a bonus for 2008 of $529,032, reflecting the performance of EFH Corp. and Luminant as well as his individual performance as previously discussed.

Long Term Equity Incentive: In December 2008, Mr. McFarland was granted 2,000,000 Stock Option Awards. In accordance with a Deferred Share Agreement, Mr. McFarland also received 100,000 deferred shares. These shares will vest provided Mr. McFarland is employed by EFH Corp. in July 2010. The shares will also vest upon a change in control of EFH Corp. or upon his termination for “good reason,” without “cause,” death or disability.

David P. Poole

Mr. Poole was EFH Corp.’s former General Counsel. He left the company in March 2008. We entered into an employment agreement with Mr. Poole in May 2004, which was amended in September 2007, October 2007 and January 2008. In 2008, Mr. Poole’s base salary was $66,666 per month. Also, in January 2008, Mr. Poole received lump sum cash payments of (i) $982,400, representing the cash severance that would be due to him under his employment agreement upon his termination from EFH Corp. and (ii) $4,155,000, representing the amount agreed to be paid with regard to his ungranted 2008 and 2009 long term performance units under the company’s pre-Merger equity incentive plan.

Contingent Payments

We have entered into employment agreements with Messrs. Young, Keglevic, Greene, Campbell, Burke, Walters and McFarland. Each of the employment agreements provides that certain payments and benefits will be paid upon the expiration or termination of the agreement under various circumstances, including termination without cause, resignation for good reason and termination of employment within a fixed period of time following a change in control. We believe these provisions are important in order to attract and retain the caliber of executive officers that our business requires and provide incentive for our executive officers to fully consider potential changes that are in our and our shareholders’ best interest, even if such changes would result in the executive officers’ termination. For a description of the applicable provisions in the employment agreements and our change in control policy and severance plan see “—Potential Payments upon Termination or Change in Control.”

Accounting and Tax Considerations

Accounting Considerations

Under current accounting rules, specifically SFAS 123R, the total amount of compensation expense to be recorded for stock-based awards (e.g., Stock Option Awards granted under the 2007 Stock Incentive Plan) is based on the fair value of the award on the grant date. This fair value is then recorded as expense over the vesting period, with an offsetting increase in paid-in capital. The amount of compensation expense is not subsequently adjusted for changes in our share price, for the actual number of shares distributed, or for any other factors except for true-ups related to estimated forfeitures compared to actual forfeitures.

Income Tax Considerations

Section 162(m) of the Code limits the tax deductibility by a publicly held company of compensation in excess of $1 million paid to the CEO or any other of its three most highly compensated executive officers other than the principal financial officer. Because EFH Corp. is a privately-held company, Section 162(m) will not limit the tax deductibility of any executive compensation for 2008.

The O&C Committee administers our compensation programs with the good faith intention of complying with Section 409A of the Code.

The following table provides information for the fiscal years ended December 31, 2006, 2007 and 2008 regarding the aggregate compensation paid to our Named Executive Officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (5)	All Other Compensation ($) (6)	Total ($)
John F. Young President & CEO of EFH Corp.	2008 2007 2006	912,500 N/A N/A	N /A N/A	4,311,250 N/A N/A	1,418,000 N/A N/A	0 N/A N/A	462,258 N/A N/A	7,104,008 N/A N/A

Paul M. Keglevic EVP & Chief Financial Officer of EFH Corp.	2008 2007 2006	293,182 N/A N/A	250,000 N/A N/A	1,499,550 N/A N/A	613,800 N/A N/A	0 N/A N/A	88,508 N/A N/A	2,745,040 N/A N/A

David A. Campbell President & CEO Luminant	2008 2007 2006	545,500 382,000 382,000	5,092,250 0 0	1,566,000 1,339,728 1,311,787	625,950 300,481 230,000	22,779 14,667 30,639	75,915 2,342,814 53,682	7,928,394 4,379,690 2,008,108

M. S. Greene Vice Chairman of EFH Corp.	2008 2007 2006	650,000 536,792 507,000		1,259,250 596,284 1,145,979	521,625 384,065 220,000	480,428 189,411 1,222,893	232,630 347,747 229,765	3,143,933 2,054,299 3,325,637

James A. Burke President & CEO of TXU Energy	2008 2007 2006	600,000 342,712 275,004		959,175 454,478 512,932	473,918 274,050 100,000	25,501 9,864 15,962	639,136 978,189 52,233	2,697,730 2,059,293 956,131

Robert C. Walters EVP & General Counsel of EFH Corp.	2008 2007 2006	435,609 N/A N/A	100,000	783,000 N/A N/A	695,175 N/A N/A	N/A N/A N/A	44,249 N/A N/A	2,058,033 N/A N/A

M.A. McFarland EVP EFH Corp. & EVP & Chief Commercial Officer of Luminant	2008 2007 2006	236,744 N/A N/A	150,000 N/A N/A	1,221,751 N/A N/A	529,032 N/A N/A	0 N/A N/A	87,725 N/A N/A	2,225,252 N/A N/A

David P. Poole Former EVP & General Counsel of EFH Corp.	2008 2007 2006	291,108 307,000 307,000		0 1,099,176 841,275	0 220,487 120,000	16,769 13,388 22,696	7,629,785 2,627,981 43,082	7,937,662 4,268,032 1,334,053

(1)	The base salary for Messrs. Young, Keglevic, McFarland and Poole represent salaries for a partial year. Messrs. Young, Keglevic and McFarland commenced employment with EFH Corp. in January 2008, July 2008 and July 2008, respectively and Mr. Poole terminated his employment in March 2008.
(2)	Mr. Keglevic’s employment agreement provided that we pay him a signing bonus equal to $550,000 as follows: (i) $250,000 payable in July 2008; (ii) $150,000 payable in July 2009 and (iii) $50,000 payable in July 2010, 2011 and 2012. The bonus for Mr. Keglevic represents the first installment of his signing bonus. As an inducement for entering into his employment agreement, Mr. Campbell was entitled to a one-time payment of $5,092,250 in January 2009. Mr. Walters was paid a signing bonus of $100,000 in March 2008 and Mr. McFarland received a signing bonus of $150,000 in July 2008.
(3)	The amounts reported as “Stock Awards” represent the compensation expense recognized over the vesting period in accordance with SFAS 123R for the restricted stock and/or stock options awarded under the 2007 Stock Incentive Plan. The 2007 Stock Incentive Plan is a stock-based incentive compensation plan providing for stock option awards to designated employees and non-employee directors. The reported amount includes the applicable 2008 compensation cost for restricted stock units, deferred shares or stock options awarded in 2008.
(4)	Amounts reported as “Non-Equity Incentive Plan Compensation” were earned by the executive in 2008 and relate to 2008 awards pursuant to the Executive Annual Incentive Plan. Those awards will be paid to the executives in March 2009 and are described in the section entitled “Executive Annual Incentive Plan.”
(5)	Amounts reported under “Change in Pension Value and Nonqualified Deferred Compensation Earnings” include the aggregate increase in actuarial value of EFH Corp.’s Retirement Plan and Supplemental Retirement Plan. EFH Corp. and its participating subsidiaries maintain the Retirement Plan, which is qualified under applicable provisions of the Code and covered by ERISA. The Retirement Plan contains both a traditional final average pay component and a cash balance component. Mr. Greene is covered under the traditional final average pay component and Messrs. Campbell and Burke are covered under the cash balance component. While employed by EFH Corp., Mr. Poole was also covered under the cash balance program. For a more detailed description of EFH Corp.’s retirement plans, please refer to the narrative that follows the Pension Benefits table. There are no above market earnings for nonqualified deferred compensation.
(6)	Amounts reported as “All Other Compensation” are attributable to the executive officer’s participation in certain EFH Corp. plans and as otherwise described in this footnote.

Under EFH Corp.’s Thrift Plan, all eligible employees of EFH Corp. and any of its participating subsidiaries may contribute a portion of their regular salary or wages to the plan. Under the Thrift Plan, EFH Corp. matches a portion of an employee’s contributions. This matching contribution is 75% of the employee’s contribution up to the first 6% of the employee’s salary for employees covered under the traditional defined benefit component of the Retirement Plan, and 100% of the employee’s contribution up to 6% of the employee’s salary for employees covered under the cash balance component of the Retirement Plan (or those not eligible to participate in the Retirement Plan). All matching contributions are invested in Thrift Plan investments as directed by the participant. The amounts reported under “All Other Compensation” in the Summary Compensation Table include the following matching amounts for Messrs. Young, $8,664; Keglevic, $5,605;Campbell, $4,600; Greene, $10,351; Burke, $13,800; Walters, $12,101; McFarland, $1,875 and Poole, $11,040. All eligible Thrift Plan participants, including the executive officers, became entitled to receive an additional contribution from EFH Corp. as a result of the liquidation of the Leveraged Employee Stock Ownership Plan (LESOP)-the plan that was established to fund future employer matching contributions to the Thrift Plan. As a result, the amounts reported under “All Other Compensation” in the Summary Compensation Table for Messrs. Campbell, Greene, Burke and Poole include a cash allocation of $500, which was paid into each executive officer’s Thrift Plan account in April 2008.

Under EFH Corp.’s Salary Deferral Program, all eligible employees may defer a percentage of their salary and/or annual incentive awards. EFH Corp. matches a portion of the salary deferral. Please refer to the narrative that follows the Nonqualified Deferred Compensation table for a more detailed description of the Salary Deferral Program and the matching formula. Salaries and incentive awards deferred under the Salary Deferral Program are included in amounts reported under Salary and Non-Equity Incentive Plan Compensation in the Summary Compensation Table. Matching awards made in 2008 under the Salary Deferral Program, which are included under “All Other Compensation” in the Summary Compensation Table, include these amounts for Messrs. Young, $66,667; Keglevic, $20,000; Campbell, $0; Greene, $65,000; Burke, $48,000 and Walters, $30,667. Mr. Poole had a matching award of $16,889 that was offset by a forfeiture of $22,090 for a total of ($5,201).

Under EFH Corp.’s Split-Dollar Life Insurance Program, a split-dollar life insurance policy was purchased for Mr. Greene. The eligibility provisions of this program were modified in 2003 so that no new participants may be added after December 31, 2003. Accordingly, Messrs. Young, Keglevic, Campbell, Burke, Walters, McFarland and Poole were not eligible to participate in the Split-Dollar Life Insurance Program. The death benefits of Mr. Greene’s policy are equal to four times his annual Split-Dollar Life Insurance Program compensation. EFH Corp. pays the premiums for the policies and has received a collateral assignment of the policies equal in value to the sum of all of its insurance premium payments; provided that premium payments made after August 1, 2002, are made on a non-split-dollar life insurance basis and EFH Corp.’s rights under the collateral assignment are limited to premium payments made prior to August 1, 2002. Although the Split-Dollar Life Insurance Program is terminable at any time, it is designed so that if it is continued, EFH Corp. will fully recover all of the insurance premium payments covered by the collateral assignments either upon the death of the participant or, if the assumptions made as to policy yield are realized, upon the later of 15 years of participation or the participant’s attainment of age 65. Because premium payments for Mr. Greene were made on a non-split-dollar life insurance basis during 2008, such premiums were fully taxable to Mr. Greene, and EFH Corp. provided tax gross-up payments to offset the effect of such taxes. During 2008, the amounts reported under “All Other Compensation” in the Summary Compensation Table attributable to the aggregate amount of premiums amounted to $82,320 for Mr. Greene. The amount reported under “All Other Compensation” also includes tax gross-up of $54,477 for Mr. Greene, which was provided to offset the effect of income taxes on premium payments made on a non-split dollar life insurance basis during 2008. In October 2007, the Split-Dollar Life Insurance program was amended to freeze the death benefits at the current level and the vested portions of the policies were fully funded.

Amounts reported under “All Other Compensation” for Messrs. Young, Keglevic and McFarland include payments for moving expenses in the amount of $340,991, $51,053, and $78,557, respectively.

Amounts reported under “All Other Compensation” for Mr. Poole include a severance payment which consists of lump sum cash payments of (i) $982,400, representing the cash severance that would be due to him under his employment agreement upon his termination from EFH Corp. and (ii) $4,155,000, representing the amount agreed to be paid with regard to his ungranted 2008 and 2009 long term performance units under the company’s pre-Merger equity incentive plan and (iii) a one time cash payment of $22,090 equal to the forfeited portion of his account under the Salary Deferral Program. Additionally, Mr. Poole received a tax gross-up for $2,431,885 to offset the excise tax which resulted from the above payments related to the Merger.

Amounts reported under “All Other Compensation” for Messrs Young, Campbell and Burke include amounts for tax gross-up in the amount of $19,282, $59,187 and $558,651, respectively. The gross-up for Mr. Young was related to moving expenses. Messrs. Campbell and Burke received a tax gross-up for payments made in connection with the Merger.

Amounts reported under “All Other Compensation” also include the perquisites summarized in the following table for our Named Executive Officers.

2008 Perquisites for Named Executive Officers

Name	Financial Planning	Executive Physical	Home Security Expense	Country Club	Board of Directors Strategy Meeting	Other– Spouse Travel (1)	Total
John F. Young	17,620	0	2,325	0	1,598	3,479	25,022
Paul M. Keglevic	0	0	0	0	2,343	6,001	8,344
David A. Campbell	9,730	1,743	0	0	155	0	11,628
M. S. Greene	9,730	0	0	6,354	914	2,979	19,977
James A. Burke	8,530	0	0	4,108	3,325	0	15,963
Robert C. Walters	0	0	0	0	1,481	0	1,481
M. A. McFarland	0	2,775	0	0	3,088	1,430	7,293
David P. Poole	8,540	0	0	518	0	873	9,931

The values reported for perquisites are actual amounts spent by EFH Corp.

(1)	Amounts in the “Other” column include spouse’s expense while accompanying executive on business travel.

For a discussion of the terms of the employment agreements with the Named Executive Officers, please see the “Individual Compensation” section.

The following table sets forth information regarding grants of compensatory awards to our Named Executive Officers during the fiscal year ended December 31, 2008.

Grants of Plan-Based Awards—2008

Name	Grant Date	Date of Board Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: # Shares or Units (3)	All Other Option Awards: # of Securities Underlying Options (#) (4)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock Award (5)
			Threshold ($)	Target ($)	Max. ($)	Threshold (#)	Target (#)	(Max) (#)
John F. Young	05/15/08	05/15/08	500,000	1,000,000	2,000,000
	02/01/08	01/30/08					3,750,000			3,750,000	$5.00	13,635,000
	02/01/08	01/30/08							600,000			3,000,000

Paul M. Keglevic	05/22/08	05/22/08	225,000	450,000	900,000
	12/22/08	05/22/08					1,250,000			1,250,000	$5.00	6,442,500
	07/01/08	05/22/08							225,000			1,125,000

David A. Campbell	05/15/08	05/15/08	225,000	450,000	900,000
	05/20/08	05/02/08					2,000,000			2,000,000	$5.00	7,272,000
	05/20/08	05/02/08							500,000			2,500,000

M.S. Greene	05/15/08	05/15/08	243,750	487,500	975,000
	05/20/08	01/30/08					1,000,000			1,000,000	$5.00	3,636,000

James A. Burke	05/15/08	05/15/08	225,000	450,000	900,000
	05/20/08	01/30/08					1,225,000			1,225,000	$5.00	4,454,100

Robert C. Walters	05/15/08	05/15/08	215,625	431,250	862,500
	05/20/08	02/29/08					1,000,000			1,000,000	$5.00	3,636,000

M. A. McFarland	05/22/08	05/22/08	187,500	375,000	750,000
	12/22/08	05/22/08					1,000,000			1,000,000	$5.00	5,114,000
	07/07/08	05/22/08							100,000			500,000

David P. Poole			N/A	N/A	N/A		N/A		N/A	N/A

(1)	The amounts disclosed under the heading “Estimated Possible Payouts under Non-Equity Incentive Plan Awards” reflect the threshold, target and maximum amounts available under the Executive Annual Incentive Plan and each executive’s employment agreement. The actual awards for the 2008 plan year were paid in March 2009 and are reported in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation” and are described under the section entitled “—Executive Annual Incentive Plan.”
(2)	Represents grants of performance vesting options under the 2007 Stock Incentive Plan. Because there is no market of our common stock, the per share exercise price is the fair market value of one share of our common stock on the grant date as determined in good faith by our Board of Directors. If we achieve specific EBITDA targets, these options are eligible to become vested in installments of 20% on each of December 31, 2008, 2009, 2010, 2011 and 2012. If an EBITDA target for a given fiscal year is not met, these options may still vest on a “catch up” basis if, at the end of fiscal years 2009, 2010, 2011, or 2012, the applicable cumulative EBITDA target is achieved. In addition, these options are subject to certain accelerated vesting provision as described in “—Potential Payments upon Termination or Change-in Control.”
(3)	Mr. Young received 600,000 restricted stock units in February 2008 which were fully vested upon grant; however if he voluntarily terminates his employment without good reason (other than due to disability) prior to the February 2010, he will forfeit all of the restricted stock units.

Mr. Keglevic received 225,000 deferred shares in July 2008. The deferred shares will vest and become non-forfeitable as to 112,500 of the shares in July 2011 and 112,500 of the shares in July 2013. In addition, these deferred shares are subject to certain accelerated vesting provision as described in “—Potential Payments upon Termination or Change-in Control.”

In May 2008, Mr. Campbell received a grant of 500,000 deferred shares in connection with his continued employment with EFH Corp. and Luminant. The deferred shares will be issued to Mr. Campbell upon the earlier of (i) his separation of employment for any reason or (ii) the occurrence of a change in control of EFH Corp. or in the ownership of a substantial portion of the assets of EFH Corp.

In July 2008, Mr. McFarland received a grant of 100,000 deferred shares. These shares will vest in July 2010 if Mr. McFarland is employed by EFH Corp. or upon a change in control of EFH Corp. or upon Mr. McFarland’s termination for good reason, without cause, death or disability.

(4)	Represents grants of time-vested, non-qualified stock options under the 2007 Stock Incentive Plan. Because there is no market for our common stock, the per share exercise price is the fair market value of one share of our common stock on the grant date as determined in good faith by our Board of Directors. These options are scheduled to become exercisable ratably in installments of 20% annually. In addition, these options are subject to certain accelerated vesting provisions as described in “—Potential Payments upon Termination or Change-in Control.”
(5)	The amounts reported under “Grant Date Fair Value of Stock Award” represent the compensation expense under SFAS 123R for the entire five-year performance period related to the 2008 Awards.

Outstanding Equity Awards at Fiscal Year-End—2008

	Option Awards					Stock Awards
	# of Securities Underlying Unexercised Options		Equity Incentive Plan Awards: # of Securities Underlying Unexercised Unearned Options (3)	Option Exercise Price	Option Expiration Date	# of Shares or Units of Stock That Have Not Vested (4)	Market Value of Shares of Units of Stock That Have Not Vested	Equity Incentive Plan Awards: # of Unearned Shares, Units or Other Rights That Have Not Vested
Name	Exercisable (1)	Unexercisable (2)							Equity Incentive Plan Awards Market Payout Value of Unearned Shares, Units or Rights That Have Not Vested
John F. Young	1,500,000	3,000,000	3,000,000	5.00	02/01/2018

Paul M. Keglevic	250,000	1,250,000	1,000,000	5.00	12/22/2018	225,000	1,125,000

David A. Campbell	800,000	1,600,000	1,600,000	5.00	05/20/2018

M. S. Greene	700,000	500,000	800,000	5.00	05/20/2018

James A. Burke	490,000	980,000	980,000	5.00	05/20/2018

Robert C. Walters	400,000	800,000	800,000	5.00	05/20/2018

M. A. McFarland	200,000	1,000,000	800,000	5.00	12/22/2018	100,000	500,000

David Poole	NA	NA	NA

(1)	Amounts reported for Messrs Young, Keglevic, Campbell, Greene, Burke, Walters and McFarland include 750,000, 250,000, 400,000, 200,000, 245,000, 200,000 and 200,000 options, respectively, that vested in February 2009.
(2)	These options are scheduled to become exercisable ratably in October 2009, 2010, 2011 and 2012 for Messrs Young, Campbell, Greene, Burke and Walters and ratably in July 2009, 2010, 2011, 2012 and 2013 for Messrs Keglevic and McFarland.
(3)	If we achieve certain performance targets, these options are eligible to become exercisable ratably as of the end of fiscal years 2009, 2010, 2011 and 2012.
(4)	The deferred shares for Mr. Keglevic will vest and become nonforfeitable as to (i) 112,500 of the shares on the third anniversary of employment and (ii) 112,500 of the shares on the fifth anniversary of employment.

The following table sets forth information regarding the vesting of equity awards held by the Named Executive Officers during 2008:

Options Exercised and Stock Vested—2008

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
John F. Young (1)	0	0	600,000	3,000,000
Paul M. Keglevic	0	0
David A. Campbell (2)	0	0	500,000	2,500,000
M.S. Greene	0	0
James A. Burke	0	0
Robert C. Walters	0	0
M. A. McFarland	0	0
David P. Poole	N/A	N/A	N/A	N/A

(1)	Mr. Young vested in the 600,000 restricted stock units that he received in February 2008 however, if he terminates employment voluntarily or is terminated for cause within two years from his date of employment these restricted stock units will be forfeited.
(2)	Mr. Campbell entered into a Deferred Share Agreement with EFH Corp. in May 2008. Pursuant to this agreement, EFH Corp. will issue 500,000 shares of common stock to Mr. Campbell on the earlier of (i) Mr. Campbell’s separation of service for any reason and (ii) the later of January 2, 2009 or the occurrence of a change in the ownership or effective control of EFH Corp., or in the ownership of a substantial portion of the assets of EFH Corp.

The following table sets forth information regarding our retirement plans that provide for benefits, in connection with, or following, the retirement of the Named Executive Officers for the fiscal year ended December 31, 2008:

Pension Benefits—2008

Name	Plan Name	Number of Years Credited Service (#)	PV of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
John F. Young	Retirement Plan Supplemental Retirement Plan	N/A N/A	N/A N/A	0

Paul M. Keglevic	Retirement Plan Supplemental Retirement Plan	N/A N/A	N/A N/A	0

David A. Campbell (1)	Retirement Plan Supplemental Retirement Plan	3.5833 7.1667	26,379 49,510	0

M.S. Greene	Retirement Plan Supplemental Retirement Plan	38.1667 38.1667	1,327,489 4,301,798	0

James A. Burke	Retirement Plan Supplemental Retirement Plan	3.1667 3.1667	21,287 32,076	0

Robert C. Walters	Retirement Plan Supplemental Retirement Plan	N/A N/A	N/A N/A	0

M. A. McFarland	Retirement Plan Supplemental Retirement Plan	N/A N/A	N/A N/A	0

David P. Poole (2)	Retirement Plan Supplemental Retirement Plan	2.9167 5.8334	28,353 32,135	0

(1)	Mr. Campbell’s employment agreement entitles him to additional retirement compensation under the Supplemental Retirement Plan equal to the retirement benefits he would be entitled to if, during each of his first ten years of service with EFH Corp., he was credited with two years of service under the Supplemental Retirement Plan.
(2)	Mr. Poole’s employment agreement entitled him to additional retirement compensation under the Supplemental Retirement Plan equal to the retirement benefits he would be entitled to if, during each of his first ten years of service with EFH Corp. he was credited with two years of service under the Supplemental Retirement Plan.

EFH Corp. and its participating subsidiaries maintain the Retirement Plan, which is intended to be qualified under applicable provisions of the Code and covered by ERISA. The Retirement Plan contains both a traditional defined benefit component and a cash balance component. Only employees hired before January 1, 2002 may participate in the traditional defined benefit component. All new employees hired after January 1, 2002 and before October 1, 2007 are eligible to participate in the cash balance component. In addition, the cash balance component covers employees previously covered under the traditional defined benefit component who elected to convert the actuarial equivalent of their accrued traditional defined benefit to the cash balance component during a special one-time election opportunity in 2002. Participation in EFH Corp.’s Retirement Plan has been limited to employees of all of its businesses (other than Oncor) who were employed by EFH Corp. (or its participating subsidiaries) on or before October 1, 2007. Accordingly, Messrs. Young, Keglevic, Walters and McFarland are not eligible to participate in the Retirement Plan.

Annual retirement benefits under the traditional final average pay benefit component, which applied during 2008 to Mr. Greene is computed as follows: for each year of accredited service up to a total of 40 years, 1.3% of the first $7,800, plus 1.5% of the excess over $7,800, of the participant’s average annual earnings (base salary) during his or her three years of highest earnings. Under the cash balance component, which applied during 2008 to Messrs. Campbell, Burke, and Poole (during his employment with EFH Corp.), hypothetical accounts are established for participants and credited with monthly contribution credits equal to a percentage of the participant’s compensation (3.5%, 4.5%, 5.5% or 6.5% depending on the participant’s combined age and years of accredited service) and interest credits based on the average yield of the 30-year Treasury bond for the 12 months ending November 30 of the prior year. Benefits paid under the traditional final average pay benefit component of the Retirement Plan are not subject to any reduction for Social Security payments but are limited by provisions of the Code.

The Supplemental Retirement Plan provides for the payment of retirement benefits, which would otherwise be limited by the Code or the definition of earnings under the Retirement Plan. The Supplemental Retirement Plan also provides for the payment of retirement compensation that is not otherwise payable under the Retirement Plan that EFH Corp. or its participating subsidiaries are obligated to pay under contractual arrangements. Under the Supplemental Retirement Plan, retirement benefits are calculated in accordance with the same formula used under the Retirement Plan, except that, with respect to calculating the portion of the Supplemental Retirement Plan benefit attributable to service under the traditional final average pay component of the Retirement Plan, earnings also include Executive Annual Incentive Plan awards which are reported under the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. Participation in EFH Corp.’s Supplemental Retirement Plan has been limited to employees of all of its businesses other than Oncor, who were employed by EFH Corp. (or its participating subsidiaries) on or before October 1, 2007. Accordingly, Messrs. Young, Keglevic, Walters and McFarland are not eligible to participate in the Supplemental Retirement Plan.

The table set forth above illustrates present value on December 31, 2008 of each Named Executive Officer’s Retirement Plan benefit and benefits payable under the Supplemental Retirement Plan, based on their years of service and remuneration through December 31, 2008. Benefits accrued under the Supplemental Retirement Plan after December 31, 2004, are subject to Section 409A of the Code. Accordingly, certain provisions of the Supplemental Retirement Plan have been modified in order to comply with the requirements of Section 409A and related guidance.

The present value of accumulated benefit for the Retirement Plan, traditional final average pay component, was calculated based on the executive’s straight life annuity payable at the earliest age that unreduced benefits are available under the plan (generally age 62). Post-retirement mortality was based on the RP2000 Combined Healthy mortality table projected 10 years using scale AA. A discount rate of 6.90% was applied and no pre-retirement mortality or turnover was reflected.

The present value of accumulated benefit for the Retirement Plan, cash balance component, was calculated as the value of their cash balance account projected to age 65 at an assumed growth rate of 4.75% and then discounted back to December 31, 2008 at 6.90%. No mortality or turnover assumptions were applied.

The following table sets forth information regarding plans that provide for the deferral of the Named Executive Officers’ compensation on a basis that is not tax-qualified for the fiscal year ended December 31, 2008:

Nonqualified Deferred Compensation—2008 (1)

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($) (2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions($) (3)	Aggregate Balance at Last FYE ($)
John F. Young	66,667	66,667	(30,679)	0	102,654
Paul M. Keglevic	20,000	20,000	142	0	40,142
David A. Campbell	0	0	(61,532)	(15,198,604)	147,333
M.S. Greene	65,000	65,000	57,529	(8,061,810)	1,343,190
James A. Burke	48,000	48,000	(84,255)	(5,401,662)	171,604
Robert C. Walters	30,667	30,667	(11,016)	0	50,318
M. A. McFarland	0	0	0	0	0
David P. Poole	56,362	(5,201)	(23,181)	(14,931,051)	0

(1)	The amounts reported in the Nonqualified Deferred Compensation table also include deferrals and the company match under the Salary Deferral Program. The amounts reported as “Executive Contributions in Last FY” are also included as “Salary” in the Summary Compensation Table.

Under EFH Corp.’s Salary Deferral Program each employee of EFH Corp. and its participating subsidiaries who is in a designated job level and whose annual salary is equal to or greater than an amount established under the Salary Deferral Program ($110,840 for the program year beginning January 1, 2008) may elect to defer up to 50% of annual base salary, and/or up to 100% of any bonus or incentive award, for a period of seven years, for a period ending with the retirement of such employee, or for a combination thereof. EFH Corp. makes a matching award, subject to forfeiture under certain circumstances, equal to 100% of up to the first 8% of salary deferred under the Salary Deferral Program. Mr. Greene is participating in the Salary Deferral Program under a pre-1998 provision that allows an employee to defer up to 10% of annual base salary for a period of seven years, for a period ending with the retirement of such employee or a combination thereof. EFH Corp. makes a matching award, subject to forfeiture under certain circumstances, up to the maximum of 10% of salary deferred under the Salary Deferral Program for Mr. Greene.

Deferrals are credited with earnings or losses based on the performance of investment alternatives under the Salary Deferral Program selected by each participant. At the end of the applicable maturity period, the trustee for the Salary Deferral Program distributes the deferrals and the applicable earnings in cash as a lump sum or in annual installments at the participant’s election made at the time of deferral. EFH Corp. is financing the retirement option portion of the Salary Deferral Program through the purchase of corporate-owned life insurance on the lives of participants. The proceeds from such insurance are expected to allow EFH Corp. to fully recover the cost of the retirement option.

(2)	The amount included in “Registrant Contributions in Last FY” attributable to EFH Corp.’s matching award under the Salary Deferral Program was for Messrs. Young, $66,667; Keglevic, $20,000; Campbell, $0; Greene, $65,000; Burke, $48,000; Walters, $30,667. Mr. Poole had a matching award of $16,889 that was offset by a forfeiture of $22,090 for a total of ($5,201).
(3)	Amounts reported under “Aggregate Withdrawals/Distributions” include the following amounts for performance units under EFH Corp.’s pre-Merger equity incentive compensation plan that vested in October 2007, but were deferred and paid in January 2008: Mr. Campbell, $15,198,604; Mr. Greene, $2,960,733; Mr. Burke, $3,151,662 and Mr. Poole, $14,349,364. It also includes the following amounts for the TXU Corp. Deferred and Incentive Compensation Plan paid in January 2008 to Mr. Greene, $2,054,237. These amounts are disclosed under this table because they meet the definition of “nonqualified deferred compensation” under the Code. Also, the amount reported in “Aggregate Withdrawals/Distributions” for Messrs. Greene and Burke include distributions of $3,000,000 and $2,250,000, respectively, that the executives were entitled to receive in respect of outstanding equity awards, but which they agreed to forego, pursuant to the terms of their respective Deferred Share Agreements, in exchange for deferred shares of the post-Merger equity of EFH Corp. These amounts were previously reported under “Registrant Contributions in Last FY.”

Potential Payments upon Termination or Change in Control

The tables and narrative below provide information for payments to the Named Executive Officers (or, as applicable, enhancements to payments or benefits) in the event of termination including retirement, voluntary, for cause, death, disability, without cause or change in control.

The information in the tables below is presented in accordance with SEC rules, assuming termination of employment and other information as of December 31, 2008.

Employment Arrangements with Contingent Payments: As of December 31, 2008, each of Messrs. Young, Keglevic, Campbell, Greene, Burke, Walters and McFarland had employment agreements with change in control and severance provisions as described in the following tables. Mr. Poole had an employment agreement and the change in control and severance terms included in the employment agreement governed until he left EFH Corp. in March 2008.

Mr. Poole

In March 2008, Mr. Poole resigned from EFH Corp. for “good reason” as defined in his employment agreement. Under the terms of his Severance Agreement, EFH Corp. provided Mr. Poole a severance payment which consisted of a lump sum cash payment of (i) $982,400, representing the cash severance that would be due to him under his employment agreement upon his termination from EFH Corp. plus (ii) $4,155,000, representing the amount agreed to be paid with regard to his ungranted 2008 and 2009 long term performance units under EFH Corp.’s pre-Merger equity incentive compensation plan, plus (iii) a one time cash payment equal to the forfeited portion of his account under the Salary Deferral Program. Additionally, as provided in his employment agreement, Mr. Poole received a tax gross-up in the amount of $2,431,885 to offset the excise taxes that resulted from the severance payment.

1. Mr. Young

Potential Payments to Mr. Young upon Termination (per employment agreement as of December 31, 2008)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause Or For Good Reason	Without Cause Or For Good Reason In Connection With Change in Control
Cash Severance	$0	$0	$0	$0	$5,000,000	$6,000,000
Executive Annual Incentive Plan	$0	$0	$1,000,000	$1,000,000	$0	$0
Vesting of Restricted Stock Units	$0	$0	$3,000,000	$3,000,000	$3,000,000	$3,000,000
Deferred Compensation
—Salary Deferral Program	$0	$0	$51,327	$51,327	$0	$51,327
Health & Welfare
—Medical/COBRA	$0	$0	$0	$0	$29,883	$29,883
—Dental/COBRA	$0	$0	$0	$0	$2,971	$2,971
Totals	$0	$0	$4,051,327	$4,051,327	$8,032,854	$9,084,181

Mr. Young has entered into an employment that provides for certain payments and benefits upon the expiration or termination of the agreement under the following circumstances:

1.	In the event of Mr. Young’s death or disability:

a.	a prorated annual incentive bonus for the year of termination; and

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Young may be entitled.

2.	In the event of Mr. Young’s termination without cause or resignation for good reason:

a.	a lump sum payment equal to two and one-half times the sum of (i) his annualized base salary and (ii) a prorated annual incentive bonus;

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Young may be entitled; and

c.	certain continuing health care and company benefits.

3.	In the event of Mr. Young’s termination without cause or resignation for good reason within 24 months following a change in control of EFH Corp.:

a.	a lump sum payment equal to two and one-half times the sum of: (i) his annualized base salary and (ii) his annual bonus target;

b.	a prorated annual incentive bonus for the year of termination;

c.	payment of employee benefits, including stock compensation, if any, to which Mr. Young may be entitled;

d.	certain continuing health care and company benefits; and

e.	a tax gross-up payment to offset any excise tax which may result from the change in control payments.

A change in control is generally defined as (i) a transaction that results in a sale of substantially all of our assets to another person and such person having more seats on our Board than the Sponsor Group, (ii) a transaction that results in a person not in the Sponsor Group owning more than 50% of our common stock and such person having more seats on our Board than the Sponsor Group or (iii) a transaction that results in the Sponsor Group owning less than 20% of our common stock and the Sponsor Group not being able to appoint a majority of the directors to our Board.

Mr. Young’s employment agreement includes customary non-compete and non-solicitation provisions that generally restrict Mr. Young’s ability to compete with us or solicit our customers or employees for his own personal benefit during the term of the employment agreement and 24 months after the employment agreement expires or is terminated.

2. Mr. Keglevic

Potential Payments to Mr. Keglevic upon Termination (per employment agreement as of December 31, 2008)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause Or For Good Reason	Without Cause Or For Good Reason In Connection With Change in Control
Cash Severance	$0	$0	$0	$0	$2,100,000	$2,100,000
Executive Annual Incentive Plan	$0	$0	$450,000	$450,000	$0	$0
Vesting of Deferred Shares	$0	$0	$3,200,000	$3,200,000	$3,200,000	$3,200,000
Deferred Compensation
—Salary Deferral Program	$0	$0	$20,071	$20,071	$0	$20,071
Health & Welfare
—Dental/COBRA	$0	$0	$0	$0	$2,233	$2,233
Totals	$0	$0	$3,670,071	$3,670,071	$5,302,233	$5,322,304

Mr. Keglevic entered into an employment agreement that provides for certain payments and benefits upon the expiration or termination of the agreement under the following circumstances:

1.	In the event of Mr. Keglevic’s death or disability:

a.	a prorated annual incentive bonus for the year of termination; and

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Keglevic may be entitled.

2.	In the event of Mr. Keglevic’s termination without cause or resignation for good reason:

a.	for a termination occurring on or prior to the second anniversary of agreement date a lump sum payment equal to two times the sum of his annualized base salary and annual target bonus and for a termination occurring after the second anniversary of agreement date a lump sum payment equal to (i) two times of his annualized base salary, (ii) a prorated annual incentive bonus and (iii) a lump sum equal to the matching contributions which would have been made on his behalf to EFH Corp.’s Salary Deferral Program had Executive continued his participation in such plan for an additional twelve months;

b.	for a termination occurring prior to July 1, 2013, the right (but not the obligation) to sell to EFH Corp. all (but not less than all) of his deferred shares for a purchase price of $3,200,000;

c.	payment of employee benefits, including stock compensation, if any, to which Mr. Keglevic may be entitled; and

d.	certain continuing health care and company benefits.

3.	In the event of Mr. Keglevic’s termination without cause or resignation for good reason within 24 months following a change in control of EFH Corp.:

a.	a lump sum payment equal to two times the sum of: (i) his annualized base salary (ii) his annual bonus target;

b.	a prorated annual incentive bonus for the year of termination;

c.	payment of employee benefits, including stock compensation, if any, to which Mr. Keglevic may be entitled;

d.	certain continuing health care and company benefits; and

e.	a tax gross-up payment to offset any excise tax which may result from the change in control payments.

3. Mr. Campbell

Potential Payments to Mr. Campbell upon Termination (per employment agreement as of December 31, 2008)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause Or For Good Reason	Without Cause Or For Good Reason In Connection With Change in Control
Cash Severance	$0	$0	$0	$0	$2,100,000	$2,100,000
Executive Annual Incentive Plan	$0	$0	$450,000	$450,000	$0	$0
Deferred Shares	$2,500,000	$2,500,000	$2,500,000	$2,500,000	$2,500,000	$2,500,000
Retirement Benefits
—Supplemental Retirement Plan (1)	$103,497	$103,497	$103,497	$247,029	$103,497	$103,497
Deferred Compensation
—Salary Deferral Program (2)	$70,278	$70,278	$70,278	$70,278	$70,278	$70,278
Health & Welfare
—Medical/COBRA	$0	$0	$0	$0	$23,997	$23,997
—Dental/COBRA	$0	$0	$0	$0	$2,233	$2,233
Totals	$2,673,775	$2,673,775	$3,123,775	$3,267,307	$4,800,005	$4,800,005

(1)	Mr. Campbell’s employment agreement entitles him to additional retirement compensation under the Supplemental Retirement Plan equal to the retirement benefits he would be entitled to if, during each of his first ten years of service with EFH Corp., he was credited with two years of service under the Supplemental Retirement Plan.
(2)	Mr. Campbell is fully vested in the company matching portion of the Salary Deferral Plan

Mr. Campbell entered into an employment agreement that provides for certain payments and benefits upon the expiration or termination of the agreement under the following circumstances:

1.	In the event of Mr. Campbell’s death or disability:

a.	a prorated annual incentive bonus for the year of termination; and

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Campbell may be entitled.

2.	In the event of Mr. Campbell’s termination without cause or resignation for good reason:

a.	a lump sum payment equal to two times the sum of: (i) his annualized base salary and (ii) his annual incentive target;

b.	payment of employee benefits, including stock compensations, if any, to which Mr. Campbell may be entitled; and

c.	certain continuing health care and company benefits.

3.	In the event of Mr. Campbell’s termination without cause or resignation for good reason within 24 months following a change in control of EFH Corp.:

a.	a lump sum payment equal to two times the sum of: (i) his annualized base salary and (ii) his annual bonus target;

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Campbell may be entitled;

c.	certain continuing health care and company benefits; and

d.	a tax gross-up payment to offset any excise tax which may result from the change in control payments.

4. Mr. Greene

Potential Payments to Mr. Greene upon Termination (per employment agreement as of December 31, 2008)

Benefit	Retirement	Voluntary	For Cause	Death	Disability	Without Cause Or For Good Reason	Without Cause Or For Good Reason In Connection With Change in Control
Cash Severance	$0	$0	$0	$0	$0	$2,275,000	$2,275,000
Executive Annual Incentive Plan	$0	$0	$0	$487,500	$487,500	$0	$0
—Supplemental Retirement Plan (1)	$4,301,851	$4,301,851	$4,301,851	$3,974,507	$3,781,904	$4,301,851	$4,301,851
—Retiree Medical (2)	$3,828	$0	$0	$0	$0	$0	$0
Deferred Compensation
—Salary Deferral Program	$671,595	$671,595	$671,595	$671,595	$671,595	$671,595	$671,595
Health & Welfare
—Medical/COBRA	$0	$0	$0	$0	$0	$15,949	$15,949
Other
—Split-Dollar Life Insurance (3)	$136,796	$0	$0	$3,140,000	$136,796	$136,796	$136,796
Totals	$5,114,070	$4,973,446	$4,973,446	$8,273,602	$5,077,795	$7,401,191	$7,401,191

(1)	Mr. Greene is fully vested in all retirement benefits as disclosed in the Pension Benefits table.
(2)	Amount reported is the annual subsidy provided by EFH Corp.
(3)	Amount reported, other than death benefit, is the yearly premium and tax gross-up. Amount reported in the case of death is the death benefit payable by the insurance provider.

Mr. Greene entered into an employment agreement that provides for certain payments and benefits upon the expiration or termination of the agreement under the following circumstances:

1.	In the event of Mr. Greene’s death or disability:

a.	a prorated annual incentive bonus for the year of termination; and

b.	payment of employee benefits, including stock compensation, restricted stock units or deferred shares, if any, to which Mr. Greene may be entitled.

2.	In the event of Mr. Greene’s termination without cause or resignation for good reason:

a.	a lump sum payment equal to two times the sum of: (i) his annualized base salary and (ii) his annual incentive target;

b.	payment of employee benefits, including compensation, if any, to which Mr. Greene may be entitled; and

c.	certain continuing health care and company benefits.

3.	In the event of Mr. Greene’s termination without cause or resignation for good reason within 24 months following a change in control of EFH Corp.:

a.	a lump sum payment equal to two times the sum of: (1) his annualized base salary (2) his annual bonus target;

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Greene may be entitled;

c.	certain continuing health care and company benefits; and

d.	a tax gross-up payment to offset any excise tax which may result from the change in control payments.

5. Mr. Burke

Potential Payments to Mr. Burke upon Termination (per employment agreement as of December 31, 2008)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause Or For Good Reason	Without Cause Or For Good Reason In Connection With Change in Control
Cash Severance	$0	$0	$0	$0	$2,100,000	$2,100,000
Executive Annual Incentive Plan	$0	$0	$450,000	$450,000	$0	$0
Retirement Benefits
—Supplemental Retirement Plan	$46,159	$46,159	$53,036	$210,706	$46,159	$46,159
Deferred Compensation
—Salary Deferral Program	$44,198	$44,198	$85,802	$85,802	$44,198	$85,802
Health & Welfare
—Medical/COBRA	$0	$0	$0	$0	$23,906	$23,906
—Dental/COBRA	$0	$0	$0	$0	$2,233	$2,233
Totals	$90,357	$90,357	$588,838	$746,508	$2,216,496	$2,258,100

Mr. Burke entered into an employment agreement that provides for certain payments and benefits upon the expiration or termination of the agreement under the following circumstances:

1.	In the event of Mr. Burke’s death or disability:

a.	a prorated annual incentive bonus for the year of termination; and

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Burke may be entitled.

2.	In the event of Mr. Burke’s termination without cause or resignation for good reason:

a.	a lump sum payment equal to two times the sum of: (i) his annualized base salary and (ii) his annual incentive target;

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Burke may be entitled; and

c.	certain continuing health care and company benefits.

3.	In the event of Mr. Burke’s termination without cause or resignation for good reason within 24 months following a change in control of EFH Corp.:

a.	a lump sum payment equal to two times the sum of: (i) his annualized base salary and (ii) his annual bonus target;

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Burke may be entitled;

c.	certain continuing health care and company benefits; and

d.	a tax gross-up payment to offset any excise tax which may result from the change in control payments.

6. Mr. Walters

Potential Payments to Mr. Walters upon Termination (per employment agreement as of December 31, 2008)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause Or For Good Reason	Without Cause Or For Good Reason In Connection With Change in Control
Cash Severance	$0	$0	$0	$0	$2,012,500	$2,012,500
Executive Annual Incentive Plan	$0	$0	$431,250	$431,250	$0	$0
Deferred Compensation
—Salary Deferral Program	$0	$0	$25,159	$25,159	$0	$25,159
Health & Welfare
—Medical/COBRA	$0	$0	$0	$0	$23,906	$23,906
—Dental/COBRA	$0	$0	$0	$0	$2,233	$2,233
Totals	$0	$0	$456,409	$456,409	$2,038,639	$2,063,798

Mr. Walters entered into an employment agreement that provides for certain payments and benefits upon the expiration or termination of the agreement under the following circumstances:

1.	In the event of Mr. Walters’ death or disability:

a.	a prorated annual incentive bonus for the year of termination; and

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Walters may be entitled.

2.	In the event of Mr. Walters’ termination without cause or resignation for good reason:

a.	a lump sum payment equal to two times the sum of: (i) his annualized base salary and (ii) his annual incentive target;

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Walters may be entitled; and

c.	certain continuing health care and company benefits.

3.	In the event of Mr. Walters’ termination without cause or resignation for good reason within 24 months following a change in control of EFH Corp.:

a.	a lump sum payment equal to two times the sum of: (i) his annualized base salary and (ii) his annual bonus target;

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Walters may be entitled;

c.	certain continuing health care and company benefits; and

d.	a tax gross-up payment to offset any excise tax which may result from the change in control payments.

7. Mr. McFarland

Potential Payments to Mr. McFarland upon Termination (per employment agreement as of December 31, 2008)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause Or For Good Reason	Without Cause Or For Good Reason In Connection With Change in Control
Cash Severance	$0	$0	$0	$0	$1,750,000	$1,750,000
Executive Annual Incentive Plan	$0	$0	$375,000	$375,000	$0	$0
Vesting of Deferred Shares	$0	$0	$500,000	$500,000	$500,000	$500,000
Health & Welfare
—Medical/COBRA	$0	$0	$0	$0	$23,906	$23,906
—Dental/COBRA	$0	$0	$0	$0	$2,233	$2,233
Totals	$0	$0	$875,000	$875,000	$2,276,139	$2,276,139

Mr. McFarland entered into an employment agreement that provides for certain payments and benefits upon the expiration or termination of the agreement under the following circumstances:

1.	In the event of Mr. McFarland’s death or disability:

a.	a prorated annual incentive bonus for the year of termination; and

b.	payment of employee benefits, including stock compensation, if any, to which Mr. McFarland may be entitled.

2.	In the event of Mr. McFarland’s termination without cause or resignation for good reason:

a.	a lump sum payment equal to two times the sum of: (i) his annualized base salary and (ii) his annual incentive target;

b.	payment of employee benefits, including stock compensation, if any, to which Mr. McFarland may be entitled; and

certain continuing health care and company benefits.

3.	In the event of Mr. McFarland’s termination without cause or resignation for good reason within 24 months following a change in control of EFH Corp.:

a.	a lump sum payment equal to two times the sum of: (i) his annualized base salary and (ii) his annual bonus target;

b.	payment of employee benefits, including stock compensation, if any, to which Mr. McFarland may be entitled;

c.	certain continuing health care and company benefits; and

d.	a tax gross-up payment to offset any excise tax which may result from the change in control payments.

Excise Tax Gross-Ups

Executive Officers Covered by Employment Agreements: Pursuant to their employment agreements, if any of our Named Executive Officers would be subject to the imposition of the excise tax imposed by Section 4999 of the Code, related to the executive’s employment, but the imposition of such tax could be avoided by approval of our shareholders as described in Section 280G(b)(5)(B) of the Code, then such executive may cause EFH Corp. to seek such approval, in which case EFH Corp. will use its reasonable best efforts to cause such approval to be obtained and such executive will cooperate and execute such waivers as may be necessary so that such approval avoids imposition of any excise tax under Section 4999. If such executive fails to cause EFH Corp. to seek such approval or fails to cooperate and execute the waivers necessary in the approval process, such executive shall not be entitled to any gross-up payment for any resulting tax under Section 4999.

The table below sets forth information regarding the aggregate compensation paid to the members of the board of directors during the fiscal year ended December 31, 2008. Directors who are officers, or former officers, of Energy Future Holdings Corp. do not receive any fees for service as a director. Energy Future Holdings Corp. reimburses some directors for certain reasonable expenses incurred in connection with their services as directors.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Arcilia C. Acosta (1)(2)	75,000	100,000	n/a	175,000
David Bonderman (3)	n/a	n/a	n/a	n/a
Donald L. Evans (4)	2,000,000	550,000	0	2,550,000
Thomas D. Ferguson (3)(7)	n/a	n/a	n/a	n/a
Frederick M. Goltz (3)	n/a	n/a	n/a	n/a
James R. Huffines (2)(5)(6)	150,000	700,000	225,000	1,075,000
Scott Lebovitz (3)	n/a	n/a	n/a	n/a
Jeffrey Liaw (3)	n/a	n/a	n/a	n/a
Marc S. Lipschultz (3)	n/a	n/a	n/a	n/a
Michael MacDougall (3)	n/a	n/a	n/a	n/a
Lyndon L. Olson, Jr. (2)(5)(6)	150,000	700,000	225,000	1,075,000
Kenneth Pontarelli (3)	n/a	n/a	n/a	n/a
William K. Reilly (2)(6)	150,000	700,000	0	850,000
Jonathan D. Smidt (3)	n/a	n/a	n/a	n/a
John F. Young	n/a	n/a	n/a	n/a
William J. Young (3)(7)	n/a	n/a	n/a	n/a
Kneeland Youngblood (2)	150,000	100,000	0	250,000

(1)	Ms. Acosta joined the Board in May 2008.
(2)	Ms. Acosta and Messrs. Huffines, Olson, Reilly and Youngblood receive $150,000 annually and an annual equity award valued at $100,000 for their service as a director.
(3)	Directors who are employed by a member of the Sponsor Group (or their respective affiliates) do not receive compensation for service as directors.
(4)	In May 2008, EFH Corp. entered into a consulting agreement with Mr. Evans, pursuant to which he receives the following compensation:

1.	An annual fee of $2,000,000;
2.	200,000 shares of restricted stock, of which 100,000 shares vested during 2008, 75,000 shares at $5.00 per share and 25,000 shares at $7.00 per share; and
3.	Options to purchase 600,000 shares of EFH Corp.’s common stock, at an exercise price of $5.00 per share.
The consulting agreement has a term running through October 10, 2009, subject to extension upon mutual agreement of up to three additional years.

(5)	In December 2007, EFH Corp. entered into consulting agreements with Messrs. Huffines and Olson with terms of up to five years. As compensation for their consulting services, they receive annual fees of $225,000, which fees are in addition to their standard director compensation arrangements described above. The amounts earned pursuant to these consulting agreements in 2008 are reflected above in the “All Other Compensation” column.

(6)	In 2008, Messrs. Huffines, Olson and Reilly were each granted 120,000 shares of EFH Corp.’s common stock at a price of $5.00 per share.
(7)	Mr. Young left the Board in December 2008 and Mr. Ferguson joined the Board in December 2008.

In the second quarter of 2008, Messrs. Evans, Huffines, Olson, Reilly and Youngblood purchased shares of EFH Corp.’s common stock at a price of $5.00 per share. In August 2008, Ms. Acosta purchased shares of EFH Corp.’s common stock at a price of $7.00 per share. In connection with these purchases and with their grants of equity (see footnotes 2 and 6), these directors entered into stockholder agreements and sale participation agreements with EFH Corp. The stockholder agreements create certain rights and restrictions on such equity, including transfer restrictions and tag-along, drag-along, put, call and registration rights in certain circumstances. Pursuant to the terms of the sale participation agreements, shares of EFH Corp.’s common stock held by these individuals are subject to tag-along and drag-along rights in the event of a sale by the Sponsor Group of shares of EFH Corp.’s common stock held by the Sponsor Group.

Directors and their spouses are invited to attend EFH Corp.’s strategy meeting. As part of the events associated with this meeting, EFH Corp. pays for spousal travel, lodging and meals and for the directors and their spouses to participate in various recreational events and entertainment. For 2008, the aggregate incremental cost to EFH Corp. for such travel, lodging, events and entertainment was less than $10,000 for each director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND

RELATED STOCKHOLDER MATTERS

The following table presents information concerning stock-based compensation plans as of December 31, 2008. (See Note 23 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.)

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in column (a)
Equity compensation plans approved by security holders	—	$—	—
Equity compensation plans not approved by security holders	56,535,286	$4.65	15,464,714

	56,535,286	$4.65	15,464,714

Note:	Includes 52.6 million stock options with an exercise price of $5.00 per option.

Includes 3.9 million vested and unvested restricted shares, deferred shares, as well as stock granted to directors as part of their compensation plan.

Excluding the 3.9 million awards, the weighted average exercise price of outstanding options, warrants, and rights would be $5.00.

Beneficial Ownership of Common Stock of Energy Future Holdings Corp.

The following table lists the number of shares of common stock of EFH Corp. beneficially owned by each director and certain current and former executive officers of EFH Corp. and the holders of more than 5% of EFH Corp.’s common stock as of September 15, 2009.

Name	Number of Shares Beneficially Owned	Percent of Class
Texas Energy Future Holdings Limited Partnership (1)	1,657,600,000	98.77%
Arcilia C. Acosta (2)	70,000	*
David Bonderman (3)	1,657,600,000	98.77%
Donald L. Evans (4)	700,000	*
Thomas D. Ferguson (5)	1,657,600,000	98.77%
Frederick M. Goltz (6)	1,657,600,000	98.77%
James R. Huffines	360,000	*
Scott Lebovitz (5)	1,657,600,000	98.77%
Jeffrey Liaw (3)	1,657,600,000	98.77%
Marc S. Lipschultz (6)	1,657,600,000	98.77%
Michael MacDougall (3)	1,657,600,000	98.77%
Lyndon L. Olson, Jr.	220,000	*
Kenneth Pontarelli (5)	1,657,600,000	98.77%
William K. Reilly	200,000	*
Jonathan D. Smidt (6)	1,657,600,000	98.77%
John F. Young (7)	2,700,000	*
Kneeland Youngblood	140,000	*

Name	Number of Shares Beneficially Owned	Percent of Class
Paul M. Keglevic (8)	475,000	*
David A. Campbell (9)	1,300,000	*
M.S. Greene (10)	1,300,000	*
James A. Burke (11)	940,000	*
Robert C. Walters (12)	400,000	*
M.A. McFarland (13)	300,000	*
David P. Poole	—	—
All directors and current executive officers as a group (26 persons)	1,668,401,000	99.42%

*	Less than 1%.
(1)	Texas Energy Future Holdings Limited Partnership (“Texas Holdings”) beneficially owns 1,657,600,000 shares of EFH. The sole general partner of Texas Holdings is Texas Energy Future Capital Holdings LLC (“Texas Capital”), which, pursuant to the Amended and Restated Limited Partnership Agreement of Texas Holdings, has the right to vote all of the EFH Corp. shares owned by Texas Holdings. The address of both Texas Holdings and Texas Capital is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(2)	Shares held in a family limited partnership, ACA Family LP.
(3)	Includes the 1,657,600,000 shares owned by Texas Holdings, over which TPG Partners V, L.P., TPG Partners IV, L.P., TPG FOF V-A, L.P. and TPG FOF V-B, L.P. (the “TPG Entities”) may be deemed, as a result of their ownership of 27.01% of Texas Capital’s outstanding units and certain provisions of Texas Capital’s Amended and Restated Limited Liability Company Agreement (“TC LLC Agreement”), to have shared voting or dispositive power. The ultimate general partners of the TPG Entities are TPG Advisors IV, Inc. and TPG Advisors V, Inc. David Bonderman and James Coulter are the sole shareholders and directors of TPG Advisors IV Inc. and TPG Advisors V Inc., and therefore, Messrs. Bonderman and Coulter, TPG Advisors IV Inc. and TPG Advisors V Inc. may each be deemed to beneficially own the shares held by the TPG Entities. Messrs. Bonderman, Liaw and MacDougall are managers of Texas Capital. By virtue of their position in relation to Texas Capital and the TPG Entities, Messrs. Bonderman, Liaw and MacDougall may be deemed to have beneficial ownership with respect to the shares of EFH Corp. common stock owned by Texas Holdings. Each of Messrs. Liaw and MacDougall disclaims beneficial ownership of such shares except to the extent of their pecuniary interest in those shares. The address of each entity and individual listed in this footnote is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(4)	Includes 300,000 shares issuable upon exercise of vested options.
(5)	Includes the 1,657,600,000 shares owned by Texas Holdings, over which GS Capital Partners VI Fund, L.P., GSCP VI Offshore TXU Holdings, L.P., GSCP VI Germany TXU Holdings, L.P., GS Capital Partners VI Parallel, L.P., GS Global Infrastructure Partners I, L.P., GS Infrastructure Offshore TXU Holdings, L.P. (GSIP International Fund), GS Institutional Infrastructure Partners I, L.P., Goldman Sachs TXU Investors L.P. and Goldman Sachs TXU Investors Offshore Holdings, L.P. (the “Goldman Entities”) may be deemed, as a result of their ownership of 27.02% of Texas Capital’s outstanding units and certain provision of the TC LLC Agreement, to have shared voting or dispositive power. Affiliates of The Goldman Sachs Group, Inc. (“Goldman Sachs”) are the general partner, managing general partner or investment manager of each of the Goldman Entities, and each of the Goldman Entities shares voting and investment power with certain of their respective affiliates. Each of Goldman Sachs and the Goldman Entities disclaims beneficial ownership of such shares of common stock except to the extent of its pecuniary interest therein. Messrs. Ferguson, Lebovitz and Pontarelli are managers of Texas Capital and executives with affiliates of Goldman Sachs. By virtue of their position in relation to Texas Capital and the Goldman Entities, Messrs. Ferguson, Lebovitz and Pontarelli may be deemed to have beneficial ownership with respect to the shares of EFH Corp. common stock owned by Texas Holdings. Each of Messrs. Ferguson, Lebovitz and Pontarelli disclaims beneficial ownership of such shares except to the extent of their pecuniary interest in those shares. The address of each entity and individual listed in this footnote is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

(6)	Includes the 1,657,600,000 shares owned by Texas Holdings, over which KKR 2006 Fund L.P., KKR PEI Investments, L.P., KKR Partners III, L.P., KKR North American Co-Invest Fund I L.P. and TEF TFO Co-Invest, LP (the “KKR Entities”) may be deemed, as a result of their ownership of 37.05% of Texas Capital’s outstanding units and certain provision of the TC LLC Agreement, to have shared voting or dispositive power. The KKR Entities disclaim beneficial ownership of any shares of our common stock in which they do not have a pecuniary interest. Messrs. Goltz, Lipschultz and Smidt are managers of Texas Capital and executives of Kohlberg Kravis Roberts & Co. L.P. By virtue of their position in relation to Texas Capital and the KKR Entities, Messrs. Goltz, Lipschultz and Smidt may be deemed to have beneficial ownership with respect to the shares of EFH Corp. common stock owned by Texas Holdings. Each of Messrs. Goltz, Lipschultz and Smidt disclaims beneficial ownership of such shares except to the extent of their pecuniary interest in those shares. The address of each entity and individual listed in this footnote is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York 10019.
(7)	Includes 1,500,000 shares issuable upon exercise of vested options. Also includes 600,000 restricted stock units that fully vested on the date of Mr. Young’s employment and which are payable in shares of EFH Corp. common stock on the second anniversary of the grant date unless Mr. Young terminates his employment without good reason prior to that anniversary, in which case the restricted stock units would be forfeited.
(8)	Includes 225,000 deferred shares which, in accordance with the terms of the Deferred Share Agreement, will be settled in shares of EFH Corp. common stock upon the earlier of termination of employment or a change in control of EFH Corp. and 250,000 shares issuable upon exercise of vested options.
(9)	Includes 500,000 deferred shares which, in accordance with the terms of the Deferred Share Agreement, will be settled in shares of EFH Corp. common stock upon the earlier of termination of employment or a change in control of EFH Corp. and 800,000 shares issuable upon exercise of vested options.
(10)	Includes 600,000 deferred shares which, in accordance with the terms of the Deferred Share Agreement, will be settled in shares of EFH Corp. common stock upon the earlier of termination of employment or a change in control of EFH Corp. and 700,000 shares issuable upon exercise of vested options.
(11)	Includes 450,000 deferred shares which, in accordance with the terms of the Deferred Share Agreement, will be settled in shares of EFH Corp. common stock upon the earlier of termination of employment or a change in control of EFH Corp. and 490,000 shares issuable upon exercise of vested options.
(12)	Includes 400,000 shares issuable upon exercise of vested options.
(13)	Includes 100,000 deferred shares which, in accordance with the terms of the Deferred Share Agreement, will be settled in shares of EFH Corp. common stock upon the earlier of termination of employment or a change in control of EFH Corp. and 200,000 shares issuable upon exercise of vested options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS,

DIRECTOR INDEPENDENCE

Policies and Procedures Relating to Related Party Transactions

The Board has adopted a policy regarding related person transactions. Under this policy, a related person transaction shall be consummated or shall continue only if:

1.	the Audit Committee of the Board approves or ratifies such transaction in accordance with the policy and if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party;

2.	the transaction is approved by the disinterested members of the Board or the Executive Committee; or

3.	the transaction involves compensation approved by the Organization and Compensation Committee of the Board.

For purposes of this policy, the term “related person” includes EFH Corp.’s directors, executive officers, 5% shareholders and their immediate family members. “Immediate family members” means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law or any person (other than a tenant or employee) sharing the household of a director, executive officer or 5% shareholder.

A “related person transaction” is a transaction between EFH Corp. or its subsidiaries and a related person, other than the types of transactions described below, which are deemed to be pre-approved by the Audit Committee of the Board:

1.	any compensation paid to a director if the compensation is required to be reported under Item 402 of Regulation S-K of the Securities Act;

2.	any transaction with another company at which a related person’s only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company’s ownership interests;

3.	any charitable contribution, grant or endowment by EFH Corp. to a charitable organization, foundation or university at which a related person’s only relationship is as an employee (other than an executive officer) or director;

4.	transactions where the related person’s interest arises solely from the ownership of EFH Corp.’s equity securities and all holders of that class of equity securities received the same benefit on a pro rata basis;

5.	transactions involving a related party where the rates or charges involved are determined by competitive bids;

6.	any transaction with a related party involving the rendering of services as a common or contract carrier, or public utility, as rates or charges fixed in conformity with law or governmental authority;

7.	any transaction with a related party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar service;

8.	transactions available to all employees or customers generally (unless required to be disclosed under Item 404 of Regulation S-K of the Securities Act, if applicable);

9.	transactions involving less than $100,000 when aggregated with all similar transactions;

10.	transactions between EFH Corp. and its subsidiaries or between subsidiaries of EFH Corp.;

11.	transactions not required to be disclosed under Item 404; and

12.	open market purchases of EFH Corp.’s or its subsidiaries’ debt or equity securities and interest payments on such debt.

The Board has determined that it is appropriate for the Audit Committee of the Board to review and approve or ratify related person transactions. Accordingly, at least annually, management reviews related person transactions to be entered into by EFH Corp. or its subsidiaries, if any. After review, the Audit Committee of the Board approves/ratifies or disapproves such transactions. Management updates the Audit Committee of the Board as to any material changes to such related person transactions. In unusual circumstances, EFH Corp. or its subsidiaries may enter into related person transactions in advance of receiving approval, provided that such related person transactions are reviewed and ratified as soon as reasonably practicable by the Audit Committee of the Board. If the Audit Committee of the Board determines not to ratify such transactions, EFH Corp. shall make all reasonable efforts to cancel or otherwise terminate such transactions.

The related person transactions described below under the heading “Business Affiliations,” were ratified by the Audit Committee of the Board pursuant to the policy described above. All other related person transactions were approved prior to the Board’s adoption of this policy, but were approved by either the Board or its Executive Committee. Transactions described below under “—Related Person Transactions—Transactions with Sponsor Affiliates” are not related person transactions under the EFH Corp. policy because they are not with a director, executive officer, 5% shareholder or any of their immediate family members, but are described in the interest of greater disclosure.

Related Person Transactions

Limited Partnership Agreement of Texas Energy Future Holdings Limited Partnership; Limited Liability Company Agreement of Texas Energy Future Capital Holdings LLC

The Sponsor Group and certain investors who agreed to co-invest with the Sponsor Group or through a vehicle jointly controlled by the Sponsor Group to provide equity financing for the merger (“Co-Investors”), entered into (i) a limited partnership agreement (the “LP Agreement”) in respect of EFH Corp.’s parent company, Texas Holdings and (ii) the TC LLC Agreement in respect of Texas Holdings’ sole general partner, Texas Capital. The LP Agreement provides that Texas Capital has the right to vote or execute consents with respect to any shares of EFH Corp.’s common stock owned by Texas Holdings. The TC LLC Agreement and LP Agreement contain agreements among the parties with respect to the election of EFH Corp.’s directors, restrictions on the issuance or transfer of interests in EFH Corp., including tag-along rights and drag-along rights, and other corporate governance provisions (including the right to approve various corporate actions).

The TC LLC Agreement provides that Texas Capital and its members will take all action required to ensure that the managers of Texas Capital are also members of EFH Corp.’s Board of Directors. Pursuant to the TC LLC Agreement each of (i) KKR 2006 Fund L.P. and affiliated investment funds, (ii) TPG Partners V, L.P. and affiliated investment funds and (iii) certain funds affiliated with Goldman Sachs, has the right to designate three managers of Texas Capital. These rights are subject to maintenance of certain investment levels in Texas Holdings.

Registration Rights Agreement

The Sponsor Group and the Co-Investors entered into a registration rights agreement with EFH Corp. upon completion of the Merger. Pursuant to this agreement, in certain circumstances, the Sponsor Group can cause EFH Corp. to register shares of EFH Corp.’s common stock owned directly or indirectly by them under the Securities Act. In certain circumstances, the Sponsor Group and the Co-Investors are also entitled to participate on a pro rata basis in any registration of EFH Corp.’s common stock under the Securities Act that it may undertake. In January 2008, John Young became a party to this agreement. In 2008, Ms. Acosta and Messrs. Evans, Huffines, Olson, Reilly and Youngblood, each of whom are members of our Board, and Messrs. Greene, Campbell, Walters, McCall, Burke, Keglevic and McFarland, each of whom are executive officers of EFH Corp., became parties to this agreement.

Management Services Agreement

In October 2007, in connection with the Merger, the Sponsor Group and Lehman Brothers Inc. entered into a management agreement with EFH Corp. (the “Management Agreement”), pursuant to which affiliates of the Sponsor Group will provide management, consulting, financial and other advisory services to EFH Corp. Pursuant to the Management Agreement, affiliates of the Sponsor Group are entitled to receive an aggregate annual management fee of $35 million, which amount will increase 2% annually, and reimbursement of out-of-pocket expenses incurred in connection with the provision of services pursuant to the Management Agreement. The Management Agreement will continue in effect from year to year, unless terminated upon a change of control of EFH Corp. or in connection with an initial public offering of EFH Corp. or if the parties thereto mutually agree to terminate the Management Agreement. Pursuant to the Management Agreement, affiliates of the Sponsor Group and Lehman Brothers Inc. were paid transaction fees of $300 million for certain services provided in connection with the Merger and related transactions. In addition, the Management Agreement provides that the Sponsor Group will be entitled to receive a fee equal to a percentage of the gross transaction value in connection with certain subsequent financing, acquisition, disposition, merger combination and change of control transactions, as well as a termination fee based on the net present value of future payment obligations under the Management Agreement in the event of an initial public offering or under certain other circumstances. Under terms of the Management Agreement, EFH Corp. paid $35 million, inclusive of expenses, to the Sponsor Group during 2008.

Indemnification Agreement

Concurrently with entering into the Management Agreement, the Sponsor Group, Texas Holdings and EFH Corp. entered into an indemnification agreement (the “Indemnification Agreement”), pursuant to which EFH Corp. and Texas Holdings agree to indemnify the Sponsor Group and their affiliates against any claims relating to (i) certain securities and financing transactions relating to the Merger, (ii) the performance of transaction services pursuant to the Management Agreement, (iii) actions or failures to act by EFH Corp., Texas Holdings, Texas Capital or their subsidiaries or affiliates (collectively, the “Company Group”), (iv) service as an officer or director of, or at the request of, any member of the Company Group, and (v) any breach or alleged breach of fiduciary duty as a director or officer of any member of the Company Group.

Sale Participation Agreement

Ms. Acosta and Messrs. Evans, Huffines, Olson, Reilly and Youngblood, each of whom are members of our Board, and each of our executive officers have entered into sale participation agreements with EFH Corp. Pursuant to the terms of these agreements, among other things, shares of EFH Corp.’s common stock held by these individuals are subject to tag-along and drag-along rights in the event of a sale by the Sponsor Group of shares of EFH Corp.’s common stock held by the Sponsor Group.

Certain Charter Provisions

EFH Corp.’s restated certificate of formation contains provisions limiting directors’ obligations in respect of corporate opportunities.

Management Stockholders’ Agreement

Subject to a management stockholders’ agreement, certain members of management, including EFH Corp.’s executive officers, along with other members of management, elected to invest in EFH Corp. by contributing cash or common stock, or a combination of both, to EFH Corp. prior to or following the Merger and receiving common stock in EFH Corp. in exchange therefore. The net aggregate amount of this investment as of August 31, 2009 is approximately $39.3 million. The management stockholders’ agreement creates certain rights and restrictions on these shares of common stock, including transfer restrictions and tag-along, drag-along, put, call and registration rights in certain circumstances.

Director Stockholders’ Agreement

In the second and third quarters of 2008, certain members of our Board entered into a stockholders’ agreement with EFH Corp. See “Execution Compensation—Director Compensation.”

Business Affiliations

Mr. Olson, a member of our Board, has an ownership interest in two companies with which Oncor does business. These companies are Texas Meter and Device Company (“TMD”) and Metrum Technologies LLC (“Metrum”). Mr. Olson and his brother collectively directly own approximately 24% of TMD and indirectly own approximately 19% of Metrum. Both entities are majority owned by their chief executive officer. In 2008, Oncor paid TMD approximately $0.9 million and paid Metrum approximately $2.0 million. Through August 31, 2009, Oncor paid TMD approximately $0.9 million and paid Metrum approximately $0.1 million during 2009. TMD tests Oncor’s high voltage personal protective equipment. Metrum provides Oncor with cellular-based wireless communications equipment for its meters. Oncor is Metrum’s largest customer. The business relationships with both TMD and Metrum commenced several years prior to Mr. Olson joining EFH Corp.’s Board.

Transactions with Sponsor Affiliates

At the closing of the Merger, TCEH entered into the TCEH Senior Secured Facilities and Oncor entered into a revolving credit facility, each with syndicates of financial institutions and other lenders. These syndicates included affiliates of GS Capital Partners. These transactions were approved by the Board of Directors.

Affiliates of GS Capital Partners have from time to time engaged in commercial banking and financial advisory transactions with EFH Corp. in the normal course of business. Affiliates of Goldman Sachs & Co. are party to certain commodity and interest rate hedging transactions with EFH Corp. in the normal course of business.

From time to time affiliates of the Sponsor Group may acquire debt or debt securities issued by EFH Corp. in open market transactions or through loan syndications.

Director Independence

Though not formally considered by the Board of Directors because EFH Corp.’s common stock is not currently registered with the SEC or traded on any national securities exchange, based upon the listing standards of the New York Stock Exchange, the national securities exchange upon which EFH Corp.’s common stock was traded prior to the Merger, only Ms. Acosta and Mr. Youngblood would be considered independent. Because of their relationships with the Sponsor Group or with EFH Corp. directly, none of the other directors would be considered independent. See “Certain Relationships and Related Party Transactions, Director Independence” and “Executive Compensation—Director Compensation.” Accordingly, we believe that Mr. Youngblood is the only member of the Audit Committee who would meet the independence requirements. EFH Corp. believes that Ms. Acosta is the only member of the Organization and Compensation Committee who would meet the New York Stock Exchange’s independence requirements. EFH Corp. believes that none of the members of EFH Corp.’s Governance and Public Affairs Committee would meet the New York Stock Exchange’s independence requirements.

ANNEX C—INFORMATION RELATING TO EFIH AND EFIH FINANCE

Capitalized terms used in this Annex C and not

otherwise defined herein have the meanings ascribed to them in Annex A to this Prospectus

BUSINESS

EFIH is a direct, wholly-owned subsidiary of EFH Corp. and a Dallas, Texas-based holding company. EFIH Finance is a direct, wholly-owned subsidiary of EFIH, and does not conduct any business operations independent of EFIH. The financial statements of EFIH reflect almost entirely the operations of its indirect, majority (approximately 80%) owned subsidiary, Oncor, a Delaware limited liability company. Therefore, the business and strategy of Oncor is discussed below as it is representative of essentially all of the operations of EFIH and EFIH Finance. If New EFIH Senior Secured Notes are issued in the exchange offers, EFIH will file annual, quarterly and current reports and other information with the Securities and Exchange Commission.

Oncor Business and Strategy

Oncor is a regulated electricity transmission and distribution company that provides the essential service of delivering electricity safely, reliably and economically to end-use consumers through its distribution systems, as well as providing transmission grid connections to merchant generation plants and interconnections to other transmission grids in Texas. Oncor is a direct subsidiary of Oncor Holdings, which is a direct, wholly-owned subsidiary of EFIH, a direct, wholly-owned subsidiary of EFH Corp. Oncor Holdings owns 80.033% of Oncor’s membership interests, Texas Transmission owns 19.75% of Oncor’s membership interests and certain members of Oncor’s management and board of directors indirectly beneficially own the remaining membership interests of Oncor. Oncor is a limited liability company organized under the laws of the State of Delaware, formed in 2007 as the successor entity to Oncor Electric Delivery Company, formerly known as TXU Electric Delivery Company, a corporation formed under the laws of the State of Texas in 2001.

Oncor’s transmission and distribution assets are located principally in the north-central, eastern and western parts of Texas. This territory has an estimated population in excess of seven million, about one-third of the population of Texas, and comprises 92 counties and over 370 incorporated municipalities, including Dallas/Fort Worth and surrounding suburbs, as well as Waco, Wichita Falls, Odessa, Midland, Tyler and Killeen. Oncor is not a seller of electricity, nor does it purchase electricity for resale. It provides transmission services to other electricity distribution companies, cooperatives and municipalities. It provides distribution services to REPs, which sell electricity to retail customers. Most of Oncor’s power lines have been constructed over lands of others pursuant to easements or along public highways, streets and rights-of-way as permitted by law. Oncor’s transmission and distribution rates are regulated by the PUCT. Oncor is managed as an integrated business; consequently, there are no reportable segments.

Oncor operates the largest transmission and distribution system in Texas, delivering electricity to approximately three million homes and businesses and operating more than 117,000 miles of transmission and distribution lines in Texas. At June 30, 2009, Oncor had approximately 3,700 full-time employees, including approximately 650 in a collective bargaining unit.

EFH Corp. and Oncor have implemented certain structural and operational “ring-fencing” measures based on commitments made by Texas Holdings and Oncor to the PUCT that are intended to further separate Oncor from Texas Holdings and its other subsidiaries. These measures also serve to mitigate Oncor’s credit exposure to those entities and to reduce the risk that the assets and liabilities of Oncor would be substantively consolidated with the assets and liabilities of Texas Holdings or any of its other subsidiaries in the event of a bankruptcy of one or more of those entities. See “The Transactions—Ring-Fencing” included elsewhere in this Prospectus for a description of the material features of these “ring-fencing” measures.

With the closing of the Merger, on October 10, 2007, EFH Corp. became a wholly-owned subsidiary of Texas Holdings, a Delaware limited partnership controlled by the Sponsor Group. On November 5, 2008, Oncor sold equity interests resulting in an unaffiliated investor group acquiring a 19.75% noncontrolling stake in Oncor through Texas Transmission and an entity owned by certain members of Oncor’s management acquiring a 0.21% noncontrolling stake in Oncor. See Note 1 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional details regarding the sale of the noncontrolling interests.

Oncor’s Market (ERCOT statistics below were derived from information published by ERCOT)

Oncor operates within the ERCOT market, which represents approximately 85% of electricity consumption in Texas. ERCOT is the regional reliability coordinating organization for member electricity systems in Texas and the system operator of the interconnected transmission grid for those systems. ERCOT is responsible for ensuring reliability, adequacy and security of the electric systems as well as nondiscriminatory access to transmission service by all wholesale market participants in the ERCOT region. ERCOT’s membership consists of more than 300 corporate and associate members, including electric cooperatives, municipal power agencies, independent generators, independent power marketers, transmission service providers and distribution services providers, independent REPs and consumers.

In 2008, hourly demand peaked at 62,174 MW as compared to the record hourly peak demand of 62,339 MW in 2006. The ERCOT market has limited interconnections to other markets in the US, which currently limits potential imports into and exports out of the ERCOT market to 1,106 MW of generation capacity (or approximately 2% of peak demand). In addition, wholesale transactions within the ERCOT market are generally not subject to regulation by the FERC.

The ERCOT market operates under the reliability standards set by NERC. The PUCT has primary jurisdiction over the ERCOT market to ensure the adequacy and reliability of power supply across Texas’s main interconnected transmission grid. Oncor, along with other owners of transmission and distribution facilities in Texas, assists the ERCOT independent system operator in its operations. Oncor has planning, design, construction, operation and maintenance responsibility for the portion of the transmission grid and for the load-serving substations it owns, primarily within its certificated area. Oncor participates with the ERCOT independent system operator and other ERCOT utilities to plan, design, obtain regulatory approval for and construct new transmission lines necessary to meet reliability needs, increase bulk power transfer capability to remove existing constraints and interconnect generation on the ERCOT transmission grid.

Oncor’s Strategies

Oncor focuses on delivering electricity in a safe and reliable manner, minimizing service interruptions and investing in its transmission and distribution infrastructure to serve its growing customer base.

Oncor believes building and leveraging upon opportunities to scale its operating advantage and technology programs enables Oncor to create value by eliminating duplicative costs, efficiently managing supply costs, and building and standardizing distinctive process expertise over a larger grid. Scale also allows Oncor to take part in large capital investments in its transmission and distribution system, with a smaller fraction of overall capital at risk and with an enhanced ability to streamline costs. Oncor’s growth strategies are to invest in technology upgrades, including advanced metering systems, and to construct new transmission and distribution facilities to meet the needs of the growing ERCOT market. Oncor and other transmission and distribution businesses in ERCOT benefit from regulatory capital recovery mechanisms known as “capital trackers” that Oncor believes enable adequate and timely recovery of transmission investments and advanced metering investments through its regulated rates.

Oncor’s technology upgrade initiatives include development of a modernized grid through the replacement of existing meters with advanced digital metering equipment and development of advanced digital communication, data management, real-time monitoring and outage detection capabilities. This modernized grid is expected to drive electricity service reliability improvements and provide the potential for additional products and services from REPs that will enable businesses and consumers to better manage their electricity usage and costs. Oncor installed approximately 5,000 advanced meters in a pilot program in the second quarter of 2008, and began full deployment of advanced meters in the fourth quarter of 2008 as part of a plan to have all of its approximately three million meters converted by 2012. The advanced meters can be read automatically, rather than by a meter reader physically visiting the location of each meter. Advanced meters are expected to also eventually provide automated demand side management, which allows consumers to monitor the amount of electricity they are consuming and adjust their electricity consumption habits.

Oncor’s Operations

Performance. Oncor achieved market-leading electricity delivery performance in six out of seven key PUCT market metrics in 2008. These metrics measure the success of transmission and distribution companies in facilitating customer transactions in the competitive Texas electricity market. In July 2007, the PUCT established new performance standards, and Oncor has implemented a plan seeking to achieve compliance with these standards during 2009.

Investing in Infrastructure and Technology. In 2008, Oncor invested over $882 million in its network to construct, rebuild and upgrade transmission lines and associated facilities, to extend the distribution infrastructure, and to pursue certain initiatives in infrastructure maintenance and information technology. Reflecting its commitment to infrastructure, in September 2008, Oncor and several other ERCOT utilities filed with the PUCT a plan to participate in the construction of transmission improvements designed to interconnect existing and future renewable energy facilities to transmit electricity from Competitive Renewable Energy Zones (CREZ) identified by the PUCT. This plan included the joint parties’ plans to construct and operate all of the CREZ transmission facilities (CREZ Transmission Plan). Several other parties, including ERCOT and non-ERCOT entities, also filed CREZ Transmission Plans. Hearings on the CREZ Transmission Plan proposals were held in December 2008. In January 2009, the PUCT assigned approximately $1.3 billion of CREZ construction projects to Oncor. A written order reflecting the PUCT’s decision was entered in March 2009, and an order on rehearing was issued by the PUCT in May 2009. The cost estimates for the CREZ construction projects are based upon cost analyses prepared by ERCOT. For the six months ended June 30, 2009, CREZ-related capital expenditures totaled $39 million. It is expected that the necessary permitting actions and other requirements and all construction activities for the assigned construction projects will be completed by the end of 2013.

Oncor continues to invest in technology initiatives that include development of a modernized grid through the replacement of existing meters with advanced digital metering equipment and development of advanced digital communication, data management, real-time monitoring and outage detection capabilities. This modernized grid is expected to produce electricity service reliability improvements and provide the potential for additional products and services from REPs that will enable businesses and consumers to better manage their electricity usage and costs. Oncor’s plans provide for the full deployment of over three million advanced meters by the end of 2012 to all residential and most non-residential retail electricity customers in Oncor’s service area. As of June 30, 2009, Oncor has installed approximately 240 thousand advanced digital meters, including approximately 200 thousand in the six months ended June 30, 2009. Cumulative capital expenditures for the deployment of the advanced meter system totaled $108 million as of June 30, 2009. In July 2009, Oncor’s advanced metering system completed its first 15-minute interval, billing-quality electricity consumption data reporting to the Texas market. The data, which makes it possible to support innovative new programs and pricing options, represented information technology integration of over 200,000 advanced meters.

In July 2009, Oncor applied to the DOE for approximately $317 million in stimulus funds to advance its modernized grid initiatives. The funds are available through the American Recovery and Reinvestment Act of 2009. Oncor expects to account for funds received, if any, as contributions in aid of construction, reducing the amount capitalized as property, plant and equipment. In its applications, Oncor requested:

•	$200 million to lower the cost for its advanced metering system initiative,

•	more than $58 million for telecommunications and network investments to support the modernized grid initiatives, and

•	more than $58 million for distribution automation to improve service and reliability.

In 2008, Oncor acquired a vendor’s existing broadband over powerline (BPL)-based “Smart Grid” network assets in Oncor’s service territory for $90 million in cash. These network assets include BPL equipment and technology such as fiber optics, embedded sensors and software analytics that are intended to enable Oncor to better monitor its electricity distribution network over up to one-sixth of its service territory. The network assets also included certain finished goods inventory and additional components. As part of the transaction, Oncor agreed to purchase software licenses and maintenance and operation services for a three-year period for approximately $35 million, including $25 million paid at the closing of the transaction. In addition, Oncor may, at its option, purchase additional equipment and utilize additional services from the vendor that would allow Oncor to expand the BPL network to up to one-half of its service territory.

In a stipulation with several parties that was approved by the PUCT (as discussed in Note 4 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus), Oncor committed to a variety of actions, including minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions. This spending does not include the CREZ facilities.

Electricity Transmission. Oncor’s electricity transmission business is responsible for the safe and reliable operations of its transmission network and substations. These responsibilities consist of the construction and maintenance of transmission facilities and substations and the monitoring, controlling and dispatching of high-voltage electricity over Oncor’s transmission facilities in coordination with ERCOT.

Oncor is a member of ERCOT, and its transmission business actively assists the operations of ERCOT and market participants. Through its transmission business, Oncor participates with ERCOT and other member utilities to plan, design, construct and operate new transmission lines, with regulatory approval, necessary to maintain reliability, interconnect to merchant generation plants, increase bulk power transfer capability and minimize limitations and constraints on the ERCOT transmission grid.

Transmission revenues are provided under tariffs approved by either the PUCT or, to a small degree related to an interconnection to other markets, the FERC. Network transmission revenues compensate Oncor for delivery of electricity over transmission facilities operating at 60 kV and above. Other services offered by Oncor through its transmission business include, but are not limited to: system impact studies, facilities studies, transformation service and maintenance of transformer equipment, substations and transmission lines owned by other parties.

Provisions of the 1999 Restructuring Legislation allow Oncor to annually update its transmission rates to reflect changes in invested capital. These provisions encourage investment in the transmission system to help ensure reliability and efficiency by allowing for timely recovery of and return on new transmission investments.

Oncor’s transmission facilities include approximately 5,043 circuit miles of 345-kV transmission lines and approximately 9,862 circuit miles of 138-and 69-kV transmission lines. Approximately sixty-three generation plants totaling approximately 37,691 MW are directly connected to Oncor’s transmission system, and approximately 277 transmission stations and approximately 697 distribution substations are served from Oncor’s transmission system.

At December 31, 2008, Oncor’s transmission facilities had the following connections to other transmission grids in Texas:

	Number of Interconnected Lines
Grid Connections	345kV	138kV	69kV
Centerpoint Energy Inc.	8	—	—
American Electric Power Company, Inc (a)	4	7	12
Lower Colorado River Authority	6	20	3
Texas Municipal Power Agency	8	9	—
Texas New Mexico Power	2	9	11
Brazos Electric Power Cooperative	4	99	21
Rayburn Country Electric Cooperative	—	31	7
City of Georgetown	—	2	—
Tex-La Electric Cooperative	—	11	1
Other small systems operating wholly within Texas	—	3	2

(a)	One of the 345-kV lines is an asynchronous high-voltage direct current connection with the Southwest Power Pool.

Electricity Distribution. Oncor’s electricity distribution business is responsible for the overall safe and efficient operation of distribution facilities, including electricity delivery, power quality and system reliability. These responsibilities consist of the ownership, management, construction, maintenance and operation of the distribution system within Oncor’s certificated service area. Oncor’s distribution system receives electricity from the transmission system through substations and distributes electricity to end-users and wholesale customers through approximately 3,080 distribution feeders.

The Oncor distribution system includes over 3.1 million points of delivery. Over the past five years, the number of Oncor’s distribution system points of delivery served, excluding lighting sites, grew an average of approximately 1.5% per year, adding approximately 33,500 points of delivery in 2008.

The Oncor distribution system consists of approximately 56,266 miles of overhead primary conductors, approximately 21,639 miles of overhead secondary and street light conductors, approximately 15,277 miles of underground primary conductors and approximately 9,497 miles of underground secondary and street light conductors. The majority of the distribution system operates at 25-kV and 12.5-kV.

Customers. Oncor’s transmission customers consist of municipalities, electric cooperatives and other distribution companies. Oncor’s distribution customers consist of more than 65 REPs in Oncor’s certificated service area, including TCEH. Distribution revenues from TCEH represented 39% of Oncor’s total revenues for 2008, and revenues from two subsidiaries of Reliant Energy, Inc., each of which is a non-affiliated REP, represented 16% of Oncor’s total revenues for 2008. No other customer represented more than 10% of Oncor’s total operating revenues. The retail customers who purchase and consume electricity delivered by Oncor are free to choose their electricity supplier from REPs who compete for their business.

Seasonality. A significant portion of Oncor’s revenues is derived from rates that Oncor collects from REPs based on the amount of electricity it distributes on behalf of REPs. As a result, the revenues and results of operations of Oncor are subject to seasonality, weather conditions and other changes in electricity usage, with revenues being higher during the warmer months.

Securitization Bonds. Oncor’s consolidated financial statements include its wholly-owned, bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC. This financing subsidiary was organized for the limited purpose of issuing specified transition bonds in 2003 and 2004. Oncor Electric Delivery Transition Bond Company LLC issued $1.3 billion principal amount of securitization (transition) bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002.

Regulation and Rates

As its operations are wholly within Texas, Oncor believes that it is not a public utility as defined in the Federal Power Act and has been advised by its legal counsel that it is not subject to general regulation under this act. The PUCT has original jurisdiction over transmission and distribution rates and services in unincorporated areas and in those municipalities that have ceded original jurisdiction to the PUCT and has exclusive appellate jurisdiction to review the rate and service orders and ordinances of municipalities. Generally, PURA prohibits the collection of any rates or charges by a public utility (as defined by PURA) that does not have the prior approval of the appropriate regulatory authority (PUCT or municipality with original jurisdiction). At the state level, PURA, as amended, requires owners or operators of transmission facilities to provide open-access wholesale transmission services to third parties at rates and terms that are nondiscriminatory and comparable to the rates and terms of the utility’s own use of its system. The PUCT has adopted rules implementing the state open-access requirements for utilities that are subject to the PUCT’s jurisdiction over transmission services, such as Oncor.

Rate case. In accordance with a stipulation approved by the PUCT, in June 2008, Oncor filed for a rate review with the PUCT (Docket No. 35717) and 204 cities. On August 31, 2009, the PUCT issued a final order with respect to the rate review. The final order approves a total annual revenue requirement for Oncor of $2.64 billion, based on Oncor’s 2007 test year cost of service and customer characteristics. New rates have been calculated for all customer classes using 2007 test year billing metrics and the approved class cost allocation and rate design. The PUCT staff has estimated that the final order results in an approximate $115 million increase over Oncor’s 2007 test year revenues, before recovery of rate case expenses. Excluding the one-time loss on regulatory assets discussed below, the result of the rate case is not expected to have a material effect on Oncor’s net income.

Key findings made by the PUCT in the rate review include:

•

recognizing and affirming Oncor’s corporate ring-fence from EFH Corp. and its unregulated affiliates by rejecting a proposed consolidated tax savings adjustment arising out of EFH Corp.’s ability to offset Oncor’s taxable income against losses from other investments;

•

approving the recovery of all of Oncor’s capital investment in its transmission and distribution system, including investment in certain automated meters that will be replaced pursuant to Oncor’s advanced meter deployment plan;

•	denying recovery of $25 million of certain regulatory assets, which will result in a $16 million after-tax loss being recognized in the third quarter 2009; and

•	setting Oncor’s return on equity at 10.25%.

New rates were implemented effective September 17, 2009. The final order is subject to motions for rehearing and appeals.

Environmental Regulations and Related Considerations

Water

The TCEQ has jurisdiction over water discharges (including storm water) from facilities in Texas. Facilities of Oncor are presently in material compliance with applicable state and federal requirements relating to discharge of pollutants into the water. Oncor holds all required waste water discharge permits from the TCEQ for facilities in operation and has applied for or obtained necessary permits for facilities under construction. Oncor believes it can satisfy the requirements necessary to obtain any required permits or renewals. Recent changes to federal rules pertaining to Spill Prevention, Control and Countermeasure (SPCC) plans for oil-filled electrical equipment and bulk storage facilities for oil will require updating of certain facilities. Oncor has determined that SPCC plans will be required for certain substations, work centers and distribution systems by November 10, 2010, and it is currently compiling data for development of these plans.

Solid Waste

Treatment, storage and disposal of solid waste and hazardous waste are regulated at the state level under the Texas Solid Waste Disposal Act and at the federal level under the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act. The EPA has issued regulations under the Resource Conservation and Recovery Act of 1976 and the Toxic Substances Control Act, and the TCEQ has issued regulations under the Texas Solid Waste Disposal Act applicable to facilities of Oncor. Oncor is in compliance with applicable solid and hazardous waste regulations.

Environmental Capital Expenditures

Oncor’s capital expenditures for environmental matters were $8 million in 2008 and are expected to be approximately $8 million in 2009. Oncor expects to invest $300 million, which includes $100 million in excess of regulatory requirements, over the five years ending in 2012 in programs designed to increase customer electricity demand efficiencies. Oncor invested $58 million in these programs in 2008.

Legal Proceedings

The legal proceedings of EFIH consist mostly of the legal proceedings of Oncor. Oncor is involved in various legal and administrative proceedings in the normal course of business the ultimate resolution of which, in the opinion of management, should not have a material effect on the financial position, results of operations or cash flows of EFIH.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2009

The following discussion and analysis of EFIH’s financial condition and results of operations as of and for the three and six months ended June 30, 2009 and 2008 should be read in conjunction with the EFIH’s historical consolidated financial statements for the six months ended June 30, 2009 and the notes to those statements included elsewhere in this Prospectus.

Business

EFIH is a Dallas, Texas-based holding company whose financial statements reflect almost entirely the operations of its indirect, majority (approximately 80%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Distribution revenues from TCEH represented 37% and 39% of total revenues for the six months ended June 30, 2009 and 2008, respectively. EFIH is a direct, wholly-owned subsidiary of EFH Corp. EFIH’s financial statements reflect almost entirely the operations of Oncor; consequently, there are no separate reportable business segments.

Various “ring-fencing” measures have been taken to enhance credit quality of Oncor Holdings and Oncor. Such measures include, among other things: Oncor Holdings’ sale of a 19.75% equity interest in Oncor to Texas Transmission; maintenance of separate books and records for the Oncor Ring-Fenced Entities; Oncor’s board of directors being comprised of a majority of independent directors, and prohibitions on the Oncor Ring-Fenced Entities’ providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, including TXU Energy and Luminant, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or other obligations of any member of the Texas Holdings Group. Furthermore, Oncor does not bear any liability for EFIH’s obligations (including, but not limited to, debt obligations), and vice versa. Accordingly, Oncor’s operations are conducted, and its cash flows managed, independently from the Texas Holdings Group.

Significant Activities And Events

Technology Initiatives

Oncor continues to invest in technology initiatives that include development of a modernized grid through the replacement of existing meters with advanced digital metering equipment and development of advanced digital communication, data management, real-time monitoring and outage detection capabilities. This modernized grid is expected to produce electricity service reliability improvements and provide the potential for additional products and services from REPs that will enable businesses and consumers to better manage their electricity usage and costs. Oncor’s plans provide for the full deployment of over three million advanced meters by the end of 2012 to all residential and most non-residential retail electricity customers in Oncor’s service area. As of June 30, 2009, Oncor has installed approximately 240 thousand advanced digital meters, including approximately 200 thousand in the six months ended June 30, 2009. Cumulative capital expenditures for the deployment of the advanced meter system totaled $108 million as of June 30, 2009. In July 2009, Oncor’s advanced metering system completed its first 15-minute interval, billing-quality electricity consumption data reporting to the Texas market. The data, which makes it possible to support innovative new programs and pricing options, represented information technology integration of over 200,000 advanced meters.

In July 2009, Oncor applied to the US Department of Energy for approximately $317 million in stimulus funds to advance its modernized grid initiatives. The funds are available through the American Recovery and Reinvestment Act of 2009. Oncor expects to account for funds received, if any, as contributions in aid of construction, reducing the amount capitalized as property, plant and equipment. In its applications, Oncor requested:

•	$200 million to lower the cost for its advanced metering system initiative,

•	More than $58 million for telecommunications and network investments to support the modernized grid initiatives, and

•	More than $58 million for distribution automation to improve service and reliability.

Matters with the PUCT

See discussion of these matters, including the awarded construction of $1.3 billion of transmission lines and a rate case with the PUCT, below under “—Regulation and Rates.”

Results Of Operations

Operating Data

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2009	2008		2009	2008
Operating statistics:
Electric energy billed volumes (GWh)	23,944	25,593	(6.4)	48,171	51,248	(6.0)

Reliability statistics (a):
System Average Interruption Duration Index (SAIDI) (nonstorm)				80.2	85.3	(6.0)
System Average Interruption Frequency Index (SAIFI) (nonstorm)				1.1	1.2	(8.3)
Customer Average Interruption Duration Index (CAIDI) (nonstorm)				72.9	73.9	(1.4)

Electricity points of delivery (end of period and in thousands):
Electricity distribution points of delivery (based on number of meters)				3,137	3,108	0.9

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2009	2008		2009	2008
Operating revenues:
Electricity distribution revenues (b):
Affiliated (TCEH)	$246	$241	2.1	$474	$483	(1.9)
Nonaffiliated	324	307	5.5	626	604	3.6

Total distribution revenues	570	548	4.0	1,100	1,087	1.2
Third-party transmission revenues	75	69	8.7	149	135	10.4
Other miscellaneous revenues	8	9	(11.1)	17	18	(5.6)

Total operating revenues	$653	$626	4.3	$1,266	$1,240	2.1

(a)	SAIDI is the average number of minutes electric service is interrupted per consumer in a year. SAIFI is the average number of electric service interruptions per consumer in a year. CAIDI is the average duration in minutes per electric service interruption in a year. The statistics presented are based on twelve months ended June 30, 2009 and 2008 data.
(b)	Includes transition charge revenue associated with the issuance of securitization bonds totaling $37 million and $34 million for the three months ended June 30, 2009 and 2008, respectively, and $69 million and $68 million for the six months ended June 30, 2009 and 2008, respectively. Also includes disconnect/reconnect fees and other discretionary revenues for services requested by REPs.

Financial Results—Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Operating revenues increased $27 million, or 4%, to $653 million in 2009. The increase reflected:

•	$12 million from increased distribution tariffs to recover higher transmission costs;

•	$5 million in higher transmission revenues primarily due to a rate increase to recover ongoing investment in the transmission system;

•	an estimated $4 million impact of growth in points of delivery;

•	$4 million in higher charges to REPs related to transition bonds (with a related increase in amortization of the related regulatory asset), and

•

$4 million from a surcharge to recover advanced metering deployment costs and $2 million from a surcharge to recover additional energy efficiency costs, both of which became effective with the January 2009 billing cycle, partially offset by an estimated $6 million in lower average consumption primarily due to the effects of milder weather and general economic conditions.

Operation and maintenance expense increased $14 million, or 6%, to $230 million in 2009. The increase reflected $12 million in higher fees paid to other transmission entities and $2 million in costs related to programs designed to improve customer electricity demand efficiency, both of which have related revenue increases, and $2 million in higher labor and smart grid services costs, partially offset by a $3 million one-time reversal of bad debt expense due to the PUCT’s finalization of the Certification of Retail Electric Providers rule in April 2009. Write-offs of uncollectible amounts owed by nonaffiliated REPs are deferred as a regulatory asset (see “—Regulation and Rates”).

Depreciation and amortization increased $11 million, or 9%, to $132 million in 2009. The increase reflected $7 million in higher depreciation due to ongoing investments in property, plant and equipment and $4 million in higher amortization of the regulatory assets associated with the securitization bonds (with a related increase in revenues).

Other income totaled $10 million in 2009 and $11 million in 2008. The amounts reflected accretion of an adjustment (discount) to regulatory assets resulting from purchase accounting. See Note 2 to EFIH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus.

Other deductions totaled $4 million in 2009 and $9 million in 2008. The 2008 amount included costs totaling $7 million associated with the 2006 settlement with certain cities related to rates.

Income taxes totaled $25 million in 2009 (including an expense of $34 million related to operating income and a benefit of $9 million related to nonoperating income) compared to $29 million (including an expense of $47 million related to operating income and a benefit of $18 million related to nonoperating income) in 2008. The effective rate on pretax income decreased to 41.0% in 2009 from 41.4% in 2008. The decreased rate was driven by the effect of investment gains and losses on certain employee benefit plans, which are excluded in determining taxable income.

Interest income decreased $1 million, or 9%, to $10 million in 2009. The decline reflected a decrease in reimbursement of transition bond interest from TCEH reflecting lower remaining principal amounts of the bonds.

Interest expense increased $16 million, or 11%, to $156 million in 2009. The increase reflected $10 million due to higher average interest rates, primarily driven by refinancing of short-term borrowings with $1.5 billion of senior secured notes issued in September 2008. The majority of the proceeds of the September 2008 notes issuance was used to pay outstanding short-term borrowings under Oncor’s credit facility. Higher average interest rates also reflected $2 million due to EFH Corp.’s PIK interest election on the Toggle Notes described in Note 4 to EFIH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus. The increase also reflected $6 million in higher average borrowings, reflecting ongoing capital investments.

Net income decreased $5 million, or 12%, to $36 million in 2009 driven by increased interest expense.

Financial Results—Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Operating revenues increased $26 million, or 2%, to $1.266 billion in 2009. The increase reflected:

•	$21 million from increased distribution tariffs to recover higher transmission costs;

•	$15 million in higher transmission revenues primarily due to a rate increase to recover ongoing investment in the transmission system;

•	an estimated $8 million impact of growth in points of delivery, and

•

$6 million from a surcharge to recover advanced metering deployment costs and $5 million from a surcharge to recover additional energy efficiency costs, both of which became effective with the January 2009 billing cycle, partially offset by an estimated $25 million in lower average consumption primarily due to the effects of milder weather and general economic conditions.

Operation and maintenance expense increased $37 million, or 9%, to $456 million in 2009. The increase reflected $26 million in higher fees paid to other transmission entities and $5 million in costs related to programs designed to improve customer electricity demand efficiencies, both of which have related revenue increases, and $3 million in higher labor costs to meet enhanced service terms and conditions, $3 million in losses on certain benefit plan investments and $3 million in higher smart grid services costs, partially offset by a $3 million one-time reversal of bad debt expense due to the PUCT’s finalization of the Certification of Retail Electric Providers rule in April 2009.

Depreciation and amortization increased $17 million, or 7%, to $258 million in 2009. The increase reflected higher depreciation due to ongoing investments in property, plant and equipment.

Other income totaled $20 million in 2009 and $22 million in 2008. The amounts reflected accretion of an adjustment (discount) to regulatory assets resulting from purchase accounting. See Note 2 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Other deductions totaled $8 million in 2009 and $17 million in 2008. The 2008 amount included costs totaling $13 million associated with the 2006 settlement with certain cities related to rates.

Income taxes totaled $39 million in 2009 (including an expense of $57 million related to operating income and a benefit of $18 million related to nonoperating income) compared to $55 million (including an expense of $89 million related to operating income and a benefit of $34 million related to nonoperating income) in 2008. The effective rate on pretax income increased to 44.3% in 2009 from 39.9% in 2008. The increased rate was driven by the effect of investment gains and losses on certain employee benefit plans, which are excluded in determining taxable income.

Interest income decreased $3 million, or 14%, to $19 million in 2009. The decline reflected a decrease in reimbursement of transition bond interest from TCEH reflecting lower remaining principal amounts of the bonds and lower investment gains on assets held for employee benefit plans.

Interest expense increased $28 million, or 10%, to $308 million in 2009. The increase reflected $16 million due to higher average interest rates, primarily driven by refinancing of short-term borrowings with $1.5 billion of senior secured notes issued in September 2008. The majority of the proceeds of the September 2008 notes issuance was used to pay outstanding short-term borrowings under Oncor’s credit facility. Higher average interest rates also reflected $4 million due to EFH Corp.’s PIK interest election on the Toggle Notes described in Note 4 to EFIH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus. The increase also reflected $11 million in higher average borrowings, reflecting ongoing capital investments.

Net income decreased $34 million, or 41%, to $49 million in 2009 driven by the effect of lower average consumption on revenues as well as increased interest expense.

Financial Condition

Liquidity and Capital Resources

Cash Flows—Cash provided by operating activities totaled $341 million and $260 million for the six months ended June 30, 2009 and 2008, respectively. The major factors driving the $81 million increase were a $43 million favorable change in working capital (accounts receivable, accounts payable and inventories), including an $11 million favorable comparison due to the purchase of BPL-based smart grid network asset inventories in 2008, and a $37 million favorable impact due to timing of advanced metering surcharge billings (see Note 2 to EFIH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus).

Cash provided by financing activities totaled $92 million in 2009 compared to $204 million in 2008. The activity reflected:

	Six Months Ended June 30,
	2009	2008
Net issuances/(repayments) of borrowings	$151	$323
Distributions to members	(58)	(135)
Distributions to noncontrolling interests	(17)	—
Decrease in income tax-related note receivable from TCEH	16	16

Cash provided by financing activities	$92	$204

Investing activities, which consisted primarily of capital expenditures, totaled $523 million in 2009 and $466 million in 2008. The activity reflected:

	Six Months Ended June 30,
	2009	2008
Capital expenditures	$(516)	$(465)
Other	(7)	(1)

Cash used in investing activities	$(523)	$(466)

The $51 million, or 11%, increase in capital expenditures includes $73 million for advanced metering deployment.

Depreciation and amortization expense reported in the condensed statement of consolidated cash flows is less than the amount reported in the condensed statement of consolidated income by $13 million and $15 million for the six months ended June 30, 2009 and 2008, respectively. The difference represents the accretion of the adjustment (discount) to regulatory assets of $20 million and $22 million, respectively, net of the amortization of debt fair value discount of $2 million in both periods, both due to purchase accounting, and reported in other income and interest expense and related charges, respectively, in the condensed statement of consolidated income. The difference also represents the amortization of unamortized debt expense, reported in interest expense and related charges, on the EFH Corp. debt pushed down to EFIH as discussed in Note 4 to EFIH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus.

Long-Term Debt Activity—Repayments for the six months ended June 30, 2009 totaled $52 million in scheduled transition bond principal payments. See Note 4 to EFIH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for further information regarding long-term debt.

See “—PIK Interest Election Related to Pushed Down EFH Corp. Debt” below for discussion of a $75 million increase in Toggle Notes pushed down to EFIH that were issued in May 2009 in payment of accrued interest.

Available Liquidity/Credit Facility—At June 30, 2009, Oncor had a $2.0 billion secured revolving credit facility under which borrowings are available on a revolving basis through October 10, 2013. Borrowing capacity available under this credit facility totaled $1.336 billion and $1.508 billion at June 30, 2009 and December 31, 2008, respectively. This availability excludes $122 million and $155 million, respectively, of commitments from a subsidiary of Lehman Brothers Holding Inc. (such subsidiary, Lehman) that has filed for bankruptcy under Chapter 11 of the US Bankruptcy Code, but includes a $32 million portion of the Lehman commitment that was purchased in April 2009 by a third party. Cash and cash equivalents totaled $36 million and $126 million at June 30, 2009 and December 31, 2008, respectively. Available liquidity (cash and available credit facility capacity) at June 30, 2009 of $1.372 billion reflected a decrease of $262 million from year-end 2008 due to ongoing capital investment in transmission and distribution infrastructure. See Note 3 to EFIH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus and Note 10 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional information regarding the credit facility.

Distributions—During 2009, EFIH’s board of directors declared and EFIH paid $58 million in cash distributions to EFH Corp. as follows:

Declaration Date	Payment Date	Amount Paid
May 19, 2009	May 20, 2009	$40
February 18, 2009	March 3, 2009	$18

See Note 6 to EFIH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for discussion of distribution restriction provisions.

Pension and OPEB Plan Funding—Pension and OPEB plan funding by EFIH is expected to total $57 million and $18 million, respectively, in 2009. EFIH’s contributions to the pension and OPEB plans totaled $17 million and $9 million, respectively, in the six months ended June 30, 2009.

PIK Interest Election Related to Pushed Down EFH Corp. Debt—See Note 4 to EFIH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for discussion of EFH Corp. debt pushed down to EFIH as a result of its guarantee of the debt. EFH Corp. has the option every six months until November 2012 to use the payment-in-kind (PIK) feature of its senior toggle notes (Toggle Notes) in lieu of making cash interest payments. EFH Corp. elected to do so for the May 2009 and November 2009 interest payments as an efficient and cost-effective method to further enhance liquidity, in light of the weaker economy and related lower electricity demand and the continuing uncertainty in the financial markets. In the future, EFH Corp. will evaluate use of the PIK feature at each election period, taking into account market conditions and other relevant factors at such time.

EFH Corp. made its May 2009 interest payment and will make its November 2009 interest payment by using the PIK feature of the Toggle Notes. During the applicable interest periods, the interest rate on the Toggle Notes is increased from 11.25% to 12.00%. EFH Corp. increased the aggregate principal amount of the Toggle Notes by $150 million in May 2009 and will further increase the aggregate principal amount of the Toggle Notes by $159 million in November 2009. The election will increase the expected annual cash interest expense by approximately $35 million (50% of which relates to EFIH due to push down), constituting the additional cash interest that will be payable with respect to the $309 million of additional Toggle Notes.

Financial Covenants, Credit Rating Provisions and Cross Default Provisions—Oncor’s revolving credit facility contains a financial covenant that requires maintenance of a specified leverage ratio. As of June 30, 2009, Oncor was in compliance with such covenant.

Covenants and Restrictions Related to Pushed Down Debt—See Note 4 to EFIH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for discussion of EFH Corp. debt pushed down to EFIH as a result of its guarantee of the debt. The indenture governing the EFH Corp. Notes contains covenants that could have a material impact on the liquidity and operations of EFH Corp. and its subsidiaries. See Note 11 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional discussion of the covenants contained in these financing arrangements.

Adjusted EBITDA (as used in the restricted payments covenant contained in the indenture governing the EFH Corp. Notes) for the twelve months ended June 30, 2009 totaled $4.7 billion for EFH Corp. See “—Adjusted EBITDA Reconciliation” for a reconciliation of net income (loss) to Adjusted EBITDA for EFH Corp. for the six and twelve months ended June 30, 2009 and 2008.

The following table summarizes various financial ratios of EFH Corp. that are applicable under certain covenants in the indenture governing the EFH Corp. Notes as of June 30, 2009 and December 31, 2008 and the corresponding covenant threshold levels as of June 30, 2009:

	June 30, 2009	December 31, 2008	Threshold Level
Debt Incurrence Covenants:
EFH Corp. fixed charge coverage ratio	1.6 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
TCEH fixed charge coverage ratio	1.4 to 1.0	1.3 to 1.0	At least 2.0 to 1.0

Restricted Payments/Limitations on Investments Covenants:
General restrictions (non-Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (a)	1.4 to 1.0	1.3 to 1.0	At least 2.0 to 1.0
General restrictions (Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (a)	1.6 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
EFH Corp. leverage ratio	7.1 to 1.0	6.9 to 1.0	Equal to or less than 7.0 to 1.0

(a)	The EFH Corp. fixed charge coverage ratio for non-Sponsor Group payments includes the results of Oncor Holdings and its subsidiaries. The EFH Corp. fixed charge coverage ratio for Sponsor Group payments excludes the results of Oncor Holdings and its subsidiaries.

Credit Ratings—Oncor’s issuer credit ratings as of August 3, 2009 are BBB+ and BBB- as assigned by S&P and Fitch, respectively.

Additionally, the rating agencies assign credit ratings on certain debt securities issued by Oncor and EFH Corp. As of August 3, 2009, the credit ratings assigned for debt securities issued by Oncor and debt securities issued by EFH Corp. that are guaranteed by EFIH are presented below:

	Oncor Senior Secured	Oncor Senior Unsecured	EFH Corp. Senior Unsecured (a)
S&P	BBB+	BBB+	B-
Moody’s	Baa1	Baa1	Caa2
Fitch	BBB	BBB-	B+

(a)	Cash-Pay Notes and Toggle Notes

As described in Notes 10 and 11 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus, all of Oncor’s long-term debt is currently secured by a first priority lien on certain of its transmission and distribution assets and is considered senior secured debt. All three rating agencies have placed Oncor’s ratings on “stable outlook.” In June 2009, Moody’s upgraded the long-term debt rating for Oncor’s senior secured debt by two notches from Baa3 to Baa1 citing, among other things, Oncor’s position as a rate-regulated electric transmission and distribution utility in Texas, reasonably supportive regulatory jurisdiction, solid financial credit metrics, adequate sources of near-term liquidity and the continued evidence of strong corporate independence from EFH Corp.

In August 2009, S&P placed the ratings for EFH Corp. on “negative outlook,” citing its expectation that EFH Corp. and TCEH will exercise the PIK option on their toggle notes a third time, which will increase refinancing risk. In March 2009, Moody’s downgraded ratings for EFH Corp. and confirmed the outlook for EFH Corp. as negative, citing the current material degradation in economic factors combined with declining fundamentals associated with weaker commodity prices. In August 2009, Moody’s downgraded the issuer ratings for EFH Corp. one notch to Caa1 and downgraded the long-term debt ratings of EFH Corp. by one notch. Moody’s downgrade and continued negative outlook for EFH Corp. cited weak business fundamentals including high debt levels, including maturities in 2014, prospective long-term liquidity, financial and credit market prospects due primarily to EFH Corp.’s long-term hedging program, acceleration of environmental legislative initiatives that could threaten margins from coal-fired plants and the risk of incremental market intervention in Texas. The negative outlook also reflects their view that the capital structure is untenable and will likely prompt EFH Corp. to pursue some form of restructuring activity. In March 2009, Fitch downgraded certain ratings for EFH Corp. and has changed the outlook for EFH Corp. from stable to negative, citing the effect of the economic slowdown in Texas and lower than anticipated market heat rates in ERCOT.

A rating reflects only the view of a rating agency, and is not a recommendation to buy, sell or hold securities. Ratings can be revised upward or downward at any time by a rating agency if such rating agency decides that circumstances warrant such a change.

Material Credit Rating Covenants—Certain arrangements of EFIH’s subsidiaries, including Oncor’s credit facility and certain leases, contain terms pursuant to which the interest rates charged under the agreements may be adjusted depending on credit ratings.

Material Cross Default Provisions—Certain financing arrangements contain provisions that may result in an event of default if there were a failure under other financing arrangements to meet payment terms or to observe other covenants that could or does result in an acceleration of payments due. Such provisions are referred to as “cross default” provisions.

A default by Oncor or any subsidiary thereof in respect of indebtedness in a principal amount in excess of $50 million may result in a cross default under its credit facility. Under this facility such a default may cause the maturity of outstanding balances ($542 million at June 30, 2009) under such facility to be accelerated.

The indenture governing the EFH Corp. Notes contains a cross acceleration provision whereby a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of EFH Corp. or any of its restricted subsidiaries (as defined in the indenture) in the aggregate amount equal to or greater than $250 million may cause the acceleration of the EFH Corp. Notes.

Off Balance Sheet Arrangements

As of June 30, 2009, EFIH does not have any off-balance sheet arrangements involving special purpose entities or variable interest entities.

Commitments and Contingencies

See Note 5 to EFIH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for details of contingencies, including guarantees.

Changes in Accounting Standards

See Note 1 to EFIH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for a discussion of changes in accounting standards.

Regulation and Rates

Certification of REPs

In April 2009, the PUCT finalized a rule relating to the Certification of Retail Electric Providers. The rule strengthens the certification requirements for REPs in order to better protect customers, transmission and distribution utilities (TDUs), and other REPs from the potential insolvency of REPs. The rule is considered a competition rule and thus is subject to judicial review as specified in PURA. The rule, among other things, increases creditworthiness and financial reporting requirements for REPs and provides additional customer protection requirements and regulatory asset consideration for TDU bad debt expenses. Under the rule, Oncor uncollectible amounts owed by nonaffiliated REPs are deferred as a regulatory asset. Recovery of the regulatory asset will be considered in a future rate case. Accordingly, Oncor recognized an approximately $3 million one-time reversal of bad debt expense in the three months ended June 30, 2009 (see Note 9 to EFIH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus). Due to the commitments made to the PUCT in connection with the Merger, Oncor may not recover bad debt expense, or certain other costs and expenses, from rate payers in the event of a default or bankruptcy by an affiliate REP.

Matters with the PUCT

Rate Case—In June 2008, Oncor filed for a rate review with the PUCT (Docket No. 35717) and 204 cities, as required by the order approving the stipulation discussed in Note 4 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus. An evidentiary hearing on the rate review filing before the State Office of Administrative Hearings (SOAH) concluded in February 2009. In June 2009, SOAH issued a Proposal for Decision (PFD). The PUCT considered Oncor’s rate review filing and the PFD at two open meetings in July, and on August 13, 2009, the PUCT voted to adopt the PFD in part and reject the PFD in part. Key findings made by the PUCT include:

•

recognizing and affirming Oncor’s corporate ring-fence from EFH Corp. and its unregulated affiliates by rejecting a proposed consolidated tax savings adjustment arising out of EFH Corp.’s ability to offset Oncor’s taxable income against losses from other investments;

•

approving the recovery of all of Oncor’s capital investment in its transmission and distribution system, including investment in certain automated meters that will be replaced pursuant to Oncor’s advanced meter deployment plan;

•	denying recovery of $25 million of certain regulatory assets, which will result in a $16 million after tax loss being recognized in the third quarter 2009, and

•	setting Oncor’s return on equity at 10.25%.

The PUCT staff has estimated that the final order results in an approximate $115 million increase over Oncor’s 2007 test year revenues, before recovery of rate case expenses. Excluding the one-time loss on regulatory assets discussed above, the result of the rate case is not expected to have a material effect on Oncor’s net income.

A final order was signed August 31, 2009, and new rates will be implemented once new tariffs are approved, which is expected to occur before the end of September 2009. The final order will remain subject to any motions for rehearing and appeals.

Transmission Rates—In order to recover increases in its transmission costs, including fees paid to other transmission service providers, Oncor is allowed to request an update twice a year to the transmission cost recovery factor (TCRF) component of its retail delivery rate charged to REPs. In January 2009, an application was filed to increase the TCRF, which was administratively approved in February 2009 and became effective in March 2009. This increase is expected to increase annualized revenues by $16 million. In July 2009, an application was filed to increase the TCRF, which was administratively approved in August 2009 and became effective September 1, 2009. This increase is expected to increase annualized revenues by approximately $14 million.

Competitive Renewable Energy Zones (CREZ)—In January 2009, the PUCT assigned approximately $1.3 billion of CREZ construction projects to Oncor. A written order reflecting the PUCT’s decision was entered in March 2009, and an order on rehearing was issued by the PUCT in May 2009. The cost estimates for the CREZ construction projects are based upon cost analyses prepared by ERCOT. For the six months ended June 30, 2009, CREZ-related capital expenditures totaled $39 million. It is expected that the necessary permitting actions and other requirements and all construction activities for the assigned construction projects will be completed by the end of 2013.

Application for 2010 Energy Efficiency Cost Recovery Factor—In May 2009, Oncor filed an application with the PUCT to request approval of an Energy Efficiency Cost Recovery Factor (EECRF) for 2010. PUCT rules require Oncor to make an annual EECRF filing by May 1 for implementation at the beginning of the next calendar year. The requested 2010 EECRF is $54 million, the same amount established for 2009, and would result in the same $0.92 per month charge for residential customers as proposed in Oncor’s pending rate case. As allowed by the rule, the 2010 EECRF is designed to recover the costs of the 2010 programs, the under-recovery of 2008 program costs, and a performance bonus based on 2008 results. Approval of the application as filed would result in an immediate recognition of $9 million in revenues, representing the performance bonus.

Summary

EFIH cannot predict future regulatory or legislative actions or any changes in economic and securities market conditions. Such actions or changes could significantly alter its basic financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk that EFIH may experience a loss in value as a result of changes in market conditions such as interest rates that may be experienced in the ordinary course of business. EFIH may transact in financial instruments to hedge interest rate risk related to its indebtedness, but there are currently no such hedges in place. All of the long-term debt at June 30, 2009 and December 31, 2008 carried fixed interest rates.

Except as discussed below, the information required hereunder is not significantly different from the information set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2008—Quantitative and Qualitative Disclosures about Market Risk” and is therefore not presented herein.

Credit Risk

Credit Risk—Credit risk relates to the risk of loss associated with nonperformance by counterparties. Customers consist primarily of REPs. As a prerequisite for obtaining and maintaining certification, a REP must meet the financial resource standards established by the PUCT. Meeting these standards does not guarantee that a REP will be able to perform its obligations. REP certificates granted by the PUCT are subject to suspension and revocation for significant violation of PURA and PUCT rules. Significant violations include failure to timely remit payments for invoiced charges to a transmission and distribution utility pursuant to the terms of tariffs approved by the PUCT. See “—Regulation and Rates” above regarding a new REP certification rule.

Credit Exposure—Exposure to credit risk associated with accounts receivable totaled $166 million from affiliates, which consisted of $165 million of Oncor’s trade accounts receivable from TCEH and $1 million of other receivables from affiliates, and $254 million from nonaffiliated customers as of June 30, 2009. The nonaffiliated customer receivable amount is before the allowance for uncollectible accounts, which totaled $2 million at June 30, 2009. The nonaffiliated exposure consists almost entirely of noninvestment grade trade accounts receivable, of which $192 million represented trade accounts receivable from REPs. As of June 30, 2009, subsidiaries of one customer collectively represent 14% of the nonaffiliated trade receivable amount. No other nonaffiliated parties represent 10% or more of the total exposure. Oncor views exposure to this customer to be within an acceptable level of risk tolerance considering PUCT rules and regulations; however, this concentration increases the risk that a default would have a material effect on cash flows.

Oncor is also exposed to credit risk associated with the note receivable from TCEH totaling $273 million ($36 million reported as current in trade accounts and other receivables from affiliates) at June 30, 2009 (see Note 8 to EFIH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for additional information).

Adjusted EBITDA Reconciliation

Energy Future Holdings Corp.

Adjusted EBITDA Reconciliation

(millions of dollars)

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008	Twelve Months Ended June 30, 2009	Twelve Months Ended June 30, 2008
Net income (loss) attributable to EFH Corp.	$287	$(4,600)	$(4,951)	$(4,860)
Income tax expense (benefit)	285	(2,463)	2,278	(2,533)
Interest expense and related charges	1,096	1,674	4,357	2,766
Depreciation and amortization	830	785	1,654	1,431

EBITDA	$2,498	$(4,604)	$3,338	$(3,196)

Oncor EBITDA	(636)	(638)	(496)	(1,298)
Oncor distributions/dividends (a)	75	135	1,522	285
Interest income	(12)	(13)	(26)	(58)
Amortization of nuclear fuel	48	35	89	74
Purchase accounting adjustments (b)	180	245	394	383
Impairment of goodwill	90	—	8,090	—
Impairment of assets and inventory write down (c)	2	9	1,214	(29)
Net income attributable to noncontrolling interests	28	—	(132)	—
EBITDA amount attributable to consolidated unrestricted subsidiaries	2	—	2	—
Unrealized net (gain) loss resulting from hedging transactions	(710)	6,363	(9,402)	7,459
Losses on sale of receivables	7	13	23	34
Income from discontinued operations, net of tax effect	—	—	—	(14)
Noncash compensation expenses (SFAS 123(R)) (d)	12	10	28	19
Severance expense (e)	8	—	11	—
Transition and business optimization costs (f)	19	24	40	36
Transaction and merger expenses (g)	42	26	80	99
Insurance settlement proceeds (h)	—	—	(21)	—
Restructuring and other (i)	12	8	41	(31)
Expenses incurred to upgrade or expand a generation station (j)	100	100	100	100

Adjusted EBITDA per Incurrence Covenant	$1,765	$1,713	$4,895	$3,863
Add back Oncor adjustments	542	481	(206)	1,036

Adjusted EBITDA per Restricted Payments Covenant	$2,307	$2,194	$4,689	$4,899

(a)	Twelve months ended June 30, 2009 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests in November 2008.
(b)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(c)	Impairment of assets includes impairments of emission allowances and trade name intangible assets, impairment of the natural gas-fueled generation fleet and charges related to the cancelled development of coal-fueled generation facilities.

(d)	Non-cash compensation expenses exclude capitalized amounts.
(e)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(f)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(g)	Transaction and merger expenses include costs related to the Merger and abandoned strategic transactions. Also include administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor Group management fee, costs related to certain growth initiatives and costs related to the Oncor sale of noncontrolling interests.
(h)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(i)	Restructuring and other for twelve months ended June 30, 2009 includes a litigation accrual and the charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc. and for the twelve months ended June 30, 2008 includes credits related to impaired combustion turbine leases and other restructuring initiatives and nonrecurring activities.
(j)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008

The following discussion and analysis of EFIH’s financial condition and results of operations as of and for the fiscal years ended December 31, 2008, 2007 and 2006 should be read in conjunction with “Selected Historical Consolidated Financial Data for EFIH and its Subsidiaries” and EFIH’s historical consolidated financial statements for the year ended December 31, 2008 and the notes to those statements included elsewhere in this Prospectus.

All dollar amounts in the tables in the following discussion and analysis are stated in millions of US dollars unless otherwise indicated.

Business

EFIH is a Dallas, Texas-based holding company whose financial statements reflect almost entirely the operations of its indirect, majority (approximately 80%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Distribution revenues from TCEH represented 39% of total revenues for the year ended December 31, 2008. EFIH is a direct, wholly-owned subsidiary of EFH Corp. With the closing of the Merger on October 10, 2007, EFH Corp. became a subsidiary of Texas Holdings, which is controlled by the Sponsor Group.

References in this report to EFIH are to EFIH and/or its direct or indirect subsidiaries as apparent in the context.

EFIH’s consolidated financial statements include its indirect, bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC. This financing subsidiary was organized for the limited purpose of issuing specified transition bonds in 2003 and 2004. Oncor Electric Delivery Transition Bond Company LLC issued $1.3 billion principal amount of securitization (transition) bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002.

Various “ring-fencing” measures have been taken, in connection with the Merger, to enhance credit quality of Oncor Holdings and Oncor. Such measures include, among other things: Oncor Holdings’ sale of a 19.75% equity interest in Oncor to Texas Transmission; TXU Electric Delivery Company’s name change to Oncor Electric Delivery Company; the formation of a new special purpose holding company for Oncor, Oncor Holdings, as one of the Oncor Ring-Fenced Entities; the conversion of Oncor from a corporation to a limited liability company; maintenance of separate books and records for the Oncor Ring-Fenced Entities; changes to Oncor’s corporate governance provisions; Oncor’s board of directors being comprised of a majority of independent directors; physical separation of Oncor’s headquarters from Luminant and TXU Energy; amendments to contracts between the Oncor Ring-Fenced Entities and the Texas Holdings Group, and prohibitions on the Oncor Ring-Fenced Entities’ providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, including TXU Energy and Luminant, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or other obligations of any member of the Texas Holdings Group. Furthermore, Oncor does not bear any liability for EFIH’s obligations (including, but not limited to, debt obligations), and vice versa. Accordingly, Oncor’s operations are conducted, and its cash flows managed, independently from the Texas Holdings Group.

EFIH’s financial statements reflect almost entirely the operations of Oncor; consequently, there are no separate reportable business segments.

Significant Activities and Events

Sale of Noncontrolling Interests—In November 2008, Oncor sold additional equity interests that resulted in an unaffiliated investor group acquiring a 19.75% noncontrolling stake and certain members of Oncor’s management indirectly acquiring a 0.21% stake in Oncor. The investor group was led by certain firms from Canada and Singapore and is not affiliated with any member of the Sponsor Group, Texas Holdings or EFH Corp. The investor group and management paid $1.267 billion in cash for the noncontrolling stakes. The proceeds (net of closing costs) of $1.253 billion received by Oncor from these issuances of equity were distributed to EFH Corp. See Note 14 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional information.

See discussion of Oncor credit rating upgrades as a result of the noncontrolling interests sale below under “—Financial Condition—Liquidity and Capital Resources—Financial Covenants, Credit Rating Provisions and Cross Default Provisions—Credit Ratings.”

Effects of Declines in Financial Markets—The financial market conditions in late 2008 had a significant effect on EFIH’s assessment of the carrying value of goodwill. EFIH recorded an impairment charge of $860 million in 2008, primarily arising from the dislocation in the capital markets that had increased interest rate spreads and the resulting discount rates reflected in EFIH’s estimation of fair values and the effects of declines in market values of debt and equity securities of comparable companies. See Note 3 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus and “—Application of Critical Accounting Policies” below for more information on the goodwill impairment charge and “—Financial Condition—Liquidity and Capital Resources” below for discussion of actions taken in response to the uncertain financial markets.

While EFIH believes Oncor’s cash flows from operations combined with availability under Oncor’s existing credit facility provides sufficient liquidity to fund Oncor’s current and projected expenses and capital requirements for the next 12 months (see “—Financial Condition—Liquidity and Capital Resources” below), there can be no assurance, considering the current uncertainty in financial markets, that counterparties to the credit facility will perform as expected or that material unexpected changes in financial markets or the economy will not result in liquidity constraints or require increased funding of the EFH Corp. pension and OPEB plans. In addition, longer term capital spending, including Oncor’s investment of approximately $1.3 billion to construct CREZ-related transmission lines and facilities discussed in “—Regulation and Rates,” will require access to financial markets.

See “—Financial Condition—Liquidity and Capital Resources—Liquidity Needs, Including Capital Expenditures.”

Notice of Termination of Outsourcing Arrangements—During the fourth quarter of 2008, Oncor executed a Separation Agreement with Capgemini Energy LP (Capgemini), Capgemini America, Inc. and Capgemini North America, Inc. (collectively, CgE). Simultaneous with the execution of that Separation Agreement, EFH Corp. and TCEH entered into a substantially similar Separation Agreement with CgE. The Separation Agreements principally provide for (i) notice of termination of each of the Master Framework Agreements, dated as of May 17, 2004, each as amended, between Capgemini and each of Oncor and TCEH and the related service agreements under each of the Master Framework Agreements and (ii) termination of the joint venture arrangements between EFH Corp. (and its applicable subsidiaries) and CgE. Under the Master Framework Agreements and related services agreements, Capgemini has provided to Oncor and EFH Corp. and its other subsidiaries outsourced support services, including information technology, customer care and billing, human resources, procurement and certain finance and accounting activities.

Consistent with the Master Framework Agreement, to provide for an orderly transition of the services, the Separation Agreement requires that Capgemini provide termination assistance services until the services are transitioned back to Oncor and/or to another service provider. The Separation Agreement provides that the services be transitioned by December 31, 2010 (June 30, 2011, in the case of the information technology services). The Master Framework Agreement will terminate when these termination assistance services are completed. Oncor previously provided a termination notice to Capgemini in respect of human resources services. See Note 16 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for further discussion.

The effects of the termination of the outsourcing arrangements, including the accrual of $16 million for incremental costs to exit and transition the services, were included in the final purchase price allocation (see Note 2 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus).

Refund to Customers—Oncor provided a one-time $72 million refund to its REP customers in the September 2008 billing cycle. The refund was a commitment made by Oncor in connection with the PUCT’s review of the Merger and was recorded as a regulatory liability in the fourth quarter 2007 as part of purchase accounting. The refund was in the form of a credit on distribution fee billings.

While the refund was provided to REPs, the intent was that it be passed through by REPs to end-use retail consumers, and only those REPs that agreed to do so received their portion of the credit. Funds allocated to those REPs that did not agree to pass on the refunds were redistributed to the other customers served by REPs agreeing to pass on the refunds to ensure that the entire $72 million was refunded. To qualify, a retail customer must have been an electricity customer in the Oncor territory during December 2007 and still be served at the same location by a REP that agreed to pass on the refund. Commercial and industrial customers also received a portion of the $72 million refund, although it was based on their individual usage during calendar year 2007.

Rate Case, Advanced Metering Deployment Surcharge Case and Competitive Renewable Energy Zones—See discussion of these major initiatives below under “—Regulation and Rates.”

Key Risks and Challenges

Following is a discussion of key risks and challenges facing management and the initiatives currently underway to manage such challenges.

Rates and Cost Recovery

The rates assessed by Oncor are regulated by the PUCT and certain cities and are subject to regulatory rate-setting processes and annual earnings oversight. This regulatory treatment does not provide any assurance as to achievement of earnings levels. Oncor’s rates are regulated based on an analysis of Oncor’s costs and capital structure, as reviewed and approved in a regulatory proceeding. While rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital, there is no assurance that the PUCT will judge all of Oncor’s costs to have been prudently incurred, that the PUCT will not reduce the amount of invested capital included in the capital structure that Oncor’s rates are based upon or that the regulatory process in which rates are determined will always result in rates that produce full recovery of Oncor’s costs.

As part of a stipulation approved by the PUCT, Oncor filed a rate case with the PUCT (Docket No. 35717) and 204 cities in June 2008, based on a test year ended December 31, 2007. A hearing on the merits concluded in February 2009, and the PUCT voted on the rate review in August 2009. A final order was signed August 31, 2009, and new rates will be implemented once new tariffs are approved, which is expected to occur before the end of September 2009. The final order will remain subject to any motions for rehearing and appeals. (See “—Regulation and Rates—Matters with PUCT—Rate Case”).

In 2005, the Texas Legislature passed legislation that authorized electric utilities to impose a surcharge to recover costs incurred in deploying advanced metering and meter information networks. In 2007, the PUCT issued its advanced metering rule to implement this legislation. This rule outlined the minimum required functionality for an electric utility’s advanced metering systems to qualify for cost recovery under a surcharge. In May 2008, Oncor filed with the PUCT (Docket No. 35718) a description and request for approval of its proposed advanced metering system deployment plan and its proposed surcharge for the recovery of its estimated future investment for advanced metering deployment. An order approving the settlement was issued by the PUCT in August 2008 and became final in September 2008. Oncor began billing the advanced metering surcharge in the January 2009 billing month cycle. Oncor may, through subsequent reconciliation proceedings, request recovery of additional costs that are reasonable and necessary. While there is a presumption that costs spent in accordance with a plan approved by the PUCT are reasonable and necessary, any costs that are found not to have been spent or properly allocated, or not to be reasonable or necessary, must be refunded.

Prior to the PUCT issuance of rules for minimum required functionality for advanced metering systems, Oncor installed approximately 600,000 automated meters in its service territory at a capital cost of approximately $125 million. These meters are not part of the surcharge request, and Oncor is seeking recovery of the costs of these meters in its general rate case discussed above. In its August 2009 ruling on the rate case, the PUCT voted to allow Oncor to recover the costs of these meters.

See “—Regulation and Rates” below for more detail regarding these regulatory proceedings.

Technology Initiatives

Oncor continues to invest in technology initiatives that include development of a modernized grid through the replacement of existing meters with advanced digital metering equipment and development of advanced digital communication, data management, real-time monitoring and outage detection capabilities. This modernized grid is expected to produce electricity service reliability improvements and provide the potential for additional products and services from REPs that will enable businesses and consumers to better manage their electricity usage and costs. Oncor’s plans provide for the full deployment of over three million advanced meters by the end of 2012 to all residential and most non-residential retail electricity customers in Oncor’s service area. As of June 30, 2009, Oncor has installed approximately 240 thousand advanced digital meters, including approximately 200 thousand in the six months ended June 30, 2009. Cumulative capital expenditures for the deployment of the advanced meter system totaled $108 million as of June 30, 2009. In July 2009, Oncor’s advanced metering system completed its first 15-minute interval, billing-quality electricity consumption data reporting to the Texas market. The data, which makes it possible to support innovative new programs and pricing options, represented information technology integration of over 200,000 advanced meters.

In July 2009, Oncor applied to the US Department of Energy for approximately $317 million in stimulus funds to advance its modernized grid initiatives. The funds are available through the American Recovery and Reinvestment Act of 2009. Oncor expects to account for funds received, if any, as contributions in aid of construction, reducing the amount capitalized as property, plant and equipment. In its applications, Oncor requested:

•	$200 million to lower the cost for its advanced metering system initiative,

•	More than $58 million for telecommunications and network investments to support the modernized grid initiatives, and

•	More than $58 million for distribution automation to improve service and reliability.

In May 2008, Oncor acquired a vendor’s existing broadband over powerline (BPL)-based “Smart Grid” network assets in Oncor’s service territory for $90 million in cash. These network assets include BPL equipment and technology such as fiber optics, embedded sensors and software analytics that are intended to enable Oncor to better monitor its electricity distribution network over up to one-sixth of its service territory. The network assets also included certain finished goods inventory and additional components. As part of the transaction, Oncor agreed to purchase software licenses and maintenance and operation services for a three-year period for approximately $35 million, including $25 million paid at the closing of the transaction. In addition, Oncor may, at its option, purchase additional equipment and utilize additional services from the vendor that would allow Oncor to expand the BPL network to up to one-half of its service territory.

Risks to these programs include nonperformance by equipment and service providers, failure of the technology to meet performance expectations and inadequate cost recovery allowances by regulatory authorities. Oncor is implementing measures to mitigate these risks, but there can be no assurance that these technology initiatives will achieve the operational and financial objectives.

Application of Critical Accounting Policies

EFIH’s significant accounting policies are discussed in Note 1 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus. EFIH follows accounting principles generally accepted in the US. Application of these accounting policies in the preparation of EFIH’s consolidated financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and revenues and expenses during the periods covered. The following is a summary of certain critical accounting policies of EFIH that are impacted by judgments and uncertainties and under which different amounts might be reported using different assumptions or estimation methodologies.

Purchase Accounting

The Merger was accounted for under purchase accounting, whereby the purchase price of the transaction was allocated to EFH Corp.’s identifiable assets acquired and liabilities assumed based upon their fair values. The estimates of the fair values recorded were determined based on the principles in SFAS 157 and reflect significant assumptions and judgments. For EFIH, the realization of its assets and settlement of its liabilities are largely subject to cost-based regulatory rate-setting processes. Accordingly, the historical carrying values of a majority of its assets and liabilities are deemed to represent fair values. See discussions in Note 2 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus regarding adjustments to the carrying values of a regulatory asset and related long-term debt.

The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. The goodwill amount recorded at EFH Corp. totaled $23.2 billion as a result of purchase accounting, of which $4.9 billion was assigned to EFIH. The assignment of goodwill was based on the relative estimated enterprise value of EFIH’s operations as of the date of the Merger using discounted cash flow methodologies. In accordance with SFAS 142, goodwill is not amortized to net income, but is required to be tested for impairment at least annually.

In the fourth quarter of 2008, EFIH recorded a goodwill impairment charge of $860 million based on estimated fair values as of December 31, 2008. See discussion immediately below under “—Impairment of Long-Lived Assets.”

Impairment of Long-Lived Assets

EFIH evaluates long-lived assets (including intangible assets with finite lives) for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that an impairment may exist. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows.

Goodwill is required to be tested for impairment at least annually or whenever events or changes in circumstances indicate an impairment may exist. EFIH tests goodwill for impairment on October 1st each year. Under this SFAS 142 goodwill impairment analysis, if at the assessment date EFIH’s carrying value exceeds its estimated fair value (enterprise value), the estimated enterprise value is compared to the estimated fair values of EFIH’s operating assets (including identifiable intangible assets) and liabilities at the assessment date, and the resultant implied goodwill amount is compared to the recorded goodwill amount. Any excess of the recorded goodwill amount over the implied goodwill amount is written off as an impairment charge.

The determination of enterprise value involves a number of assumptions and estimates. EFIH uses a combination of three fair value inputs to estimate enterprise values of its reporting units: internal discounted cash flow analyses (income approach), comparable company equity values and any recent pending and/or completed relevant transactions. The income approach involves estimates of future performance that reflect assumptions regarding, among other things, the discount rate, or weighted average cost of capital. The determination of the discount rate takes into consideration the capital structure, debt ratings and current debt yields of comparable companies as well as an estimate of return on equity that reflects historical market returns and current market volatility for the industry. Enterprise value estimates based on comparable company equity values involve using trading multiples of EBITDA of those selected companies to derive appropriate multiples to apply to EFIH’s EBITDA. This approach requires an estimate, using historical acquisition data, of an appropriate control premium to apply to the values calculated from such multiples. Critical judgments include the selection of comparable companies and the weighting of the three value inputs in developing the best estimate of enterprise value.

See Note 3 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a discussion of the $860 million goodwill impairment charge recorded in the fourth quarter of 2008. The charge is not deductible for income tax-related purposes. The impairment primarily arises from the dislocation in the capital markets that has increased interest rate spreads and the resulting discount rates used in the income approach and in the trading multiples of comparable companies and the effect of recent declines in market values of debt and equity securities of comparable companies.

Revenue Recognition

Revenue includes an estimate for electricity delivery services provided from the meter reading date to the end of the period (unbilled revenue). Unbilled revenue is based on actual daily revenues for the most recent period, adjusted for weather and other measurable factors that affect consumption, applied to the number of unmetered days through the end of the period. Accrued unbilled revenues totaled $140 million, $137 million and $118 million at December 31, 2008, 2007 and 2006, respectively.

Income Taxes

EFH Corp. files a consolidated federal income tax return; however, EFIH’s income tax expense and related balance sheet amounts are recorded as if it was filing its own federal income tax returns. EFIH’s income tax expense and related balance sheet amounts involve significant management estimates and judgments. Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, are determined in accordance with the provisions of SFAS 109 and FIN 48 and involve judgments and estimates of the timing and probability of recognition of income and deductions by taxing authorities. In assessing the likelihood of realization of deferred tax assets, management considers estimates of the amount and character of future taxable income. Actual income taxes could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, EFIH’s forecasted financial condition and results of operations in future periods, as well as final review of filed tax returns by taxing authorities. EFH Corp.’s income tax returns are regularly subject to examination by applicable tax authorities. In management’s opinion, an adequate reserve has been made for any future taxes that may be owed as a result of any examination.

Effective with the sale of noncontrolling interests in Oncor (see Note 14 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus), Oncor became a partnership for US federal income tax purposes, and subsequently EFH Corp.’s share of partnership income is included in its consolidated federal income tax return. In connection with the Merger, Oncor, Oncor Holdings and EFH Corp. entered into a tax sharing agreement (amended in November 2008 to include Texas Transmission and Investment LLC), retroactive to January 1, 2007. The tax sharing agreement provides for the allocation of amounts related to income taxes to each of Oncor Holdings and Oncor substantially as if these entities filed their own income tax returns and requires payments to EFH Corp. and the noncontrolling interest holders determined on that basis (without duplication for any income taxes paid by a subsidiary of Oncor Holdings). Deferred income taxes are provided for temporary differences between the book and tax bases of individual parent company assets and liabilities of EFIH and Oncor Holdings, which primarily relate to the difference between the book and tax basis of the investment in Oncor.

FIN 48 provides interpretive guidance for accounting for uncertain tax positions, and as discussed in Note 6 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus, EFIH adopted this new standard January 1, 2007, and the effects of the standard are reflected in amounts recorded under the tax sharing agreement. Also see Note 7 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Depreciation

As discussed above, the historical carrying values of the transmission and distribution utility assets subject to regulated rate recovery were deemed to represent fair values in purchase accounting. Depreciation expense for such assets totaled $330 million, $298 million and $301 million in 2008, 2007 and 2006, respectively, or 2.8% of carrying value in each of 2008, 2007 and 2006.

Regulatory Assets

The financial statements at December 31, 2008 and 2007 reflect total regulatory assets of $2.071 billion and $1.593 billion, respectively. These amounts include $865 million and $967 million, respectively, of generation-related regulatory assets recoverable by securitization (transition) bonds as discussed immediately below. Rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital. The assumptions and judgments used by regulatory authorities continue to have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 8 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for more information regarding regulatory assets and liabilities.

Generation-related regulatory asset stranded costs arising prior to the 1999 Restructuring Legislation became subject to recovery through issuance of $1.3 billion principal amount of transition bonds in accordance with a regulatory financing order. The carrying value of the regulatory asset upon final issuance of the bonds in 2004 represented the projected future cash flows to be recovered from REPs by Oncor through revenues as a transition charge to service the principal and fixed rate interest on the bonds. The regulatory asset is being amortized to expense in an amount equal to the transition charge revenues being recognized. As discussed in Note 2 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus, the regulatory asset and related transition bonds were adjusted to fair value on the date of the Merger in accordance with purchase accounting rules.

Other regulatory assets that EFIH believes are probable of recovery, but are subject to review and possible disallowance, totaled $913 million at December 31, 2008. These amounts consist primarily of employee retirement costs and storm-related service recovery costs.

Defined Benefit Pension Plans and OPEB Plans

Subsidiaries of EFIH are participating employers in the EFH Retirement Plan, a defined benefit pension plan sponsored by EFH Corp, and also participate with EFH Corp. and certain other subsidiaries of EFH Corp. to offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. Reported costs of providing noncontributory pension and OPEBs are dependent upon numerous factors, assumptions and estimates.

Benefit costs are impacted by actual employee demographics (including but not limited to age, compensation levels and years of accredited service), the level of contributions made to retiree plans, expected and actual earnings on plan assets and the discount rates used in determining the projected benefit obligation. Changes made to the provisions of the plans may also impact current and future benefit costs. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

Changes in benefit obligations associated with factors discussed above may not be immediately recognized in the financial statements, but recognized in future years over the remaining average service period of plan participants. As such, significant portions of benefit costs recorded in any period may not reflect the actual level of cash benefits provided to plan participants. Pension and OPEB costs as determined under applicable accounting rules are summarized in the following table:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Pension costs under SFAS 87	$15	$3	$21	$41
OPEB costs under SFAS 106	44	9	50	61

Total benefit costs	59	12	71	$102
Less amounts deferred principally as a regulatory asset or property	(42)	(8)	(43)	(84)

Net amounts recognized as expense	$17	$4	$28	$18

Discount rates	6.55%	6.45%	5.90%	5.75%

Funding of pension and OPEB plans	$77	$6	$30	$28

Regulatory Recovery of Pension and OPEB Costs—In 2005, an amendment to PURA relating to EFH Corp.’s pension and OPEB costs was enacted by the Texas Legislature. This amendment, which was retroactively effective January 1, 2005, provides for the recovery by Oncor of pension and OPEB costs for all applicable former employees of the regulated predecessor integrated electric utility. In addition to Oncor’s active and retired employees, these former employees largely include active and retired personnel engaged in TCEH’s activities, related to service of those additional personnel prior to the deregulation and disaggregation of EFH Corp.’s business effective January 1, 2002. Accordingly, Oncor and TCEH entered into an agreement whereby Oncor assumed responsibility for applicable pension and OPEB costs related to those personnel.

The amendment additionally authorizes Oncor to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings. Accordingly, in 2005 Oncor began deferring (principally as a regulatory asset or property) additional pension and OPEB costs consistent with the amendment. Amounts deferred are ultimately subject to regulatory approval.

Presentation and Analysis of Results

Management’s discussion and analysis of results of operations and cash flows has been prepared by analyzing the results of operations and cash flows of the Successor for the year ended December 31, 2008 on a stand-alone basis, by comparing the results of operations and cash flows of the Successor for the period October 11, 2007 through December 31, 2007 to the results of operations and cash flows of the Predecessor for the three months ended December 31, 2006 and by comparing the results of operations and cash flows of the Predecessor for the period January 1, 2007 through October 10, 2007 to the results of operations and cash flows of the Predecessor for the nine months ended September 30, 2006. Certain volumetric and statistical data for 2007 have been presented as of and for the nine months ended September 30, 2007 and as of and for the three months ended December 31, 2007. Such volumetric and statistical data are measured and reported on a monthly, quarterly and annual basis. The Successor and Predecessor periods relate to periods after the Merger and before the Merger, respectively, and are presented separately due to the change in basis of presentation as a result of the application of purchase accounting for the Merger. EFIH (Successor) was formed at the time of the Merger. Oncor is the Predecessor.

See Note 1 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of presentation of income taxes.

Results of Operations

Financial Results

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Operating revenues:
Affiliated	$1,000	$209	$823	$243	$896
Nonaffiliated	1,580	324	1,144	332	978

Total operating revenues	2,580	533	1,967	575	1,874

Operating expenses:
Operation and maintenance	852	200	649	197	607
Depreciation and amortization	492	96	366	117	359
Income taxes	191	25	150	21	135
Taxes other than income taxes	391	87	305	105	297

Total operating expenses	1,926	408	1,470	440	1,398

Operating income	654	125	497	135	476

Other income and deductions:
Impairment of goodwill (Note 3)	860	—	—	—	—
Other income	45	11	3	—	2
Other deductions	25	8	30	12	15
Nonoperating income taxes	(62)	(17)	9	3	11

Interest income	47	12	44	15	43

Interest expense and related charges (Note 19)	578	138	242	73	213

Net income (loss)	(655)	19	263	62	282
Net loss attributable to noncontrolling interests	160	—	—	—	—

Net income (loss) attributable to EFIH	$(495)	$19	$263	$62	$282

Operating Data

	Successor		Predecessor
	Year Ended December 31, 2008	Three Months Ended December 31, 2007	Nine Months Ended September 30, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Operating statistics—volumes:
Electric energy delivered (GWh)	107,672	24,622	81,523	23,618	83,480

Reliability statistics (a):
System Average Interruption Duration Index (SAIDI) (nonstorm)	85.4	77.9	79.2	79.1	78.3
System Average Interruption Frequency Index (SAIFI) (nonstorm)	1.1	1.1	1.1	1.2	1.2
Customer Average Interruption Duration Index (CAIDI) (nonstorm)	74.7	70.6	69.5	67.5	67.3

Electric points of delivery (end of period and in thousands):
Electricity distribution points of delivery (based on number of meters)	3,123	3,093	3,087	3,056	3,051

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Operating revenues:
Electricity distribution revenues (b):
Affiliated (TCEH)	$998	$208	$821	$243	$894
Nonaffiliated	1,264	257	921	264	782

Total distribution revenues	2,262	465	1,742	507	1,676
Third-party transmission revenues	280	60	199	60	176
Other miscellaneous revenues	38	8	26	8	22

Total operating revenues	$2,580	$533	$1,967	$575	$1,874

(a)	SAIDI is the average number of minutes electric service is interrupted per consumer in a year. SAIFI is the average number of electric service interruptions per consumer in a year. CAIDI is the average duration in minutes per electric service interruption in a year. The statistics presented are based on the preceding twelve months’ data.
(b)	Includes transition charge revenue associated with the issuance of securitization bonds totaling $140 million for the year ended December 31, 2008, $29 million for the period October 11, 2007 through December 31, 2007, $116 million for the period January 1, 2007 through October 10, 2007, $34 million for the three months ended December 31, 2006 and $117 million for the nine months ended September 30, 2006. Also includes disconnect/reconnect fees and other discretionary revenues for services requested by REPs.

Financial Results—2008

Successor Period—Year Ended December 31, 2008

Operating revenues for 2008 of $2.6 billion reflected rate increases approved in 2006 and 2007 to recover ongoing investment in the transmission system and growth in points of delivery.

Operation and maintenance expense for 2008 totaled $852 million, which included approximately $339 million in fees paid to other transmission providers. The balance of the costs consisted largely of employee and contractor costs to maintain and repair the transmission and distribution assets, including vegetation management, as well as administrative and general salaries and benefits and outsourced service provider costs.

Depreciation and amortization expense for 2008 of $492 million reflected ongoing investments in property, plant and equipment and included $145 million of ongoing regulatory asset amortization for which there are related revenues from transition charge billings.

Taxes other than income taxes for 2008 totaled $391 million, which included $255 million in local franchise fees and $125 million in property taxes.

See Note 3 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a discussion of the $860 million goodwill impairment charge recorded in the fourth quarter of 2008.

Other income for 2008 totaled $45 million, which included $44 million of accretion for an adjustment (discount) to regulatory assets resulting from purchase accounting. Other deductions for 2008 totaled $25 million, which included $13 million in costs associated with the 2006 cities rate settlement. See Note 20 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for details of other income and deductions.

Income taxes for 2008 totaled $129 million on a loss (including an expense of $191 million related to operating income and a benefit of $62 million related to nonoperating income). Excluding the impacts of the non-deductible goodwill impairment, the effective rate on pretax income was 38.5%. The 38.5% effective rate as compared to the 35.0% statutory rate reflected state income taxes and the non-deductibility of losses on certain benefit plan investments and certain interest expense related to pushed down debt partially offset by the amortization of investment tax credits. See Note 7 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for reconciliation of the effective rate to the US federal statutory rate.

Interest income for 2008 totaled $47 million, which essentially consisted of interest income from TCEH with respect to Oncor’s generation-related regulatory assets securitized through the issuance of transition bonds by Oncor’s bankruptcy-remote financing subsidiary.

Interest expense and related charges for 2008 totaled $578 million, which reflected $7.6 billion in average borrowings at an average rate of 7.41%. See Notes 10 and 11 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for details of borrowings.

Net loss for 2008 totaled $655 million.

Financial Results—2007 and 2006

Successor Period from October 11, 2007 through December 31, 2007 Compared to the Three Month Predecessor Period Ended December 31, 2006

Operating revenues decreased $42 million, or 7%, to $533 million in 2007. The ten fewer days in the 2007 period resulted in $67 million in lower revenues. This decrease was partially offset by increased distribution tariffs to recover higher transmission costs, higher transmission revenues primarily due to rate increases to recover ongoing investment in the transmission system, the effect of weather-driven higher average electricity consumption and the impact of growth in points of delivery.

Operation and maintenance expense increased $3 million, or 2%, to $200 million in 2007. The increase reflected higher incentive pay and benefits expense in 2007, higher fees paid to other transmission entities and higher vegetation management expenses, largely offset by $23 million in lower costs attributable to the ten fewer days in the 2007 period.

Depreciation and amortization decreased $21 million, or 18%, to $96 million in 2007. The ten fewer days in the 2007 period resulted in $12 million in lower costs.

Taxes other than income decreased $18 million, or 17%, to $87 million in 2007. The ten fewer days in the 2007 period resulted in $10 million in lower costs, and property taxes decreased reflecting lower tax rates as a result of enactment of the Texas margin tax. Included in this line item are local franchise fees resulting from the 2006 cities rate settlement totaling $2 million for the period October 11, 2007 through December 31, 2007 and $1 million for the three months ended December 31, 2006.

Other income in 2007 totaled $11 million, which included $10 million of accretion for an adjustment (discount) to regulatory assets resulting from purchase accounting. Other deductions totaled $8 million and $12 million in 2007 and 2006, respectively, which included costs associated with the 2006 cities rate settlement of $6 million and $7 million, respectively.

Income taxes in 2007 totaled $8 million (including an expense of $25 million related to operating income and a benefit of $17 million related to nonoperating income) and the effective rate was 29.6%. The provision for income taxes in 2006 totaled $24 million and the effective rate was 27.9%. The increased rate primarily reflected adjustments to state income tax expense recorded in the 2006 period related to prior period state franchise tax returns.

Interest income decreased $3 million, or 20%, to $12 million in 2007. The ten fewer days in the 2007 period resulted in $2 million in lower interest income and contractual reimbursements from TCEH for transition bond interest expense, which declined as a result of the declining balance of such bonds.

Interest expense and related charges increased by $65 million, or 89%, to $138 million in 2007. The ten fewer days in the 2007 period resulted in $9 million in lower expense. The increase reflected higher average balances and higher average rates driven by the Merger-related debt pushed down from EFH Corp. to EFIHs as discussed in Note 11 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Net income totaled $19 million in 2007 and $62 million in 2006.

Predecessor Period from January 1, 2007 through October 10, 2007 Compared to the Nine Month Predecessor Period Ended September 30, 2006

Operating revenues increased $93 million, or 5%, to $1.967 billion in 2007. Of this increase, $67 million was attributed to the ten additional days in the 2007 period. The balance of the revenue increase reflected:

•	$18 million from increased distribution tariffs to recover higher transmission costs, and

•	$16 million in higher transmission revenues primarily due to rate increases approved in 2006 and 2007 to recover ongoing investment in the transmission system,

partially offset by

•	$9 million effect of lower average consumption due in part to cooler, below normal summer weather in 2007 and hotter than normal weather in 2006, net of the impact of increased points of delivery, and

•	lower charges to REPs related to securitization bonds (offset by lower amortization of the related regulatory asset).

Operation and maintenance expense increased $42 million, or 7%, to $649 million in 2007. Of this increase, $23 million was attributed to the ten additional days in the 2007 period. The balance of the increase reflected $19 million in higher fees paid to other transmission entities, higher labor-related costs due to timing of equipment installation activities and expenses related to the rebranding of the Oncor Electric Delivery Company name, partially offset by lower vegetation management expenses.

Depreciation and amortization increased $7 million, or 2%, to $366 million in 2007 which was primarily due to the ten additional days in 2007 and ongoing investments in property, plant and equipment, partially offset by lower amortization of the regulatory assets associated with the securitization bonds (offset in revenue).

Taxes other than amounts related to income taxes increased $8 million, or 3%, to $305 million in 2007. The increase reflected $10 million attributed to the ten additional days in the 2007 period, partially offset by lower property taxes reflecting lower property tax rates as a result of the enactment of the Texas margin tax. Included in franchise and revenue-based taxes are local franchise fees resulting from the 2006 cities rate settlement totaling $6 million for the period January 1, 2007 through October 10, 2007 and $4 million for the nine months ended September 30, 2006.

Other income totaled $3 million in 2007 and $2 million in 2006. Other deductions totaled $30 million in 2007 and $15 million in 2006. The increase in other deductions was primarily due to higher costs associated with the 2006 cities rate settlement.

The provision for income taxes was $159 million in 2007 (including $150 million related to operating income and $9 million related to nonoperating income) compared to $146 million in 2006 (including $135 million related to operating income and $11 million related to nonoperating income). The effective rate increased to 37.7% in 2007 from 34.1% in 2006. The increased rate was driven by higher taxes under the Texas margin tax, higher interest accrued related to uncertain tax positions and the effect of full amortization prior to 2007 of a regulatory liability associated with statutory tax rate changes.

Interest expense increased $29 million, or 14%, to $242 million in 2007. Of this increase, $9 million was due to the ten additional days in the 2007 period. The balance of the increase reflected $14 million due to higher average borrowings, largely to support ongoing capital investment in the business, and $5 million due to higher average interest rates.

Net income decreased $19 million, or 7%, to $263 million. This decrease was driven by higher costs associated with the 2006 cities rate settlement and a decline in delivered volumes due to lower average electricity consumption.

Other Comprehensive Income

In September 2008, Oncor entered into interest rate swap transactions hedging the variability of treasury bond rates used to determine the interest rates on an anticipated issuance of an aggregate of $1.0 billion of senior secured notes maturing from 2013 to 2018. The hedges were terminated the same day, and $2 million in after-tax losses were recorded as other comprehensive income.

After tax losses of $1 million for the period January 1, 2007 through October 10, 2007 and $2 million for the year ended December 31, 2006 were recognized in net income related to settled cash flow hedges (variable to fixed interest rate swaps). All amounts included in accumulated other comprehensive income as of October 10, 2007, which totaled $18 million in net losses, were eliminated as part of purchase accounting. Oncor has used derivative financial instruments that were effective in offsetting future cash flow variability related to interest rates; these consisted of interest rate swaps entered into to hedge variable rate debt. Amounts in accumulated other comprehensive income included the value of dedesignated and terminated cash flow hedges at the time of such dedesignation/termination, less amounts reclassified to net income as the original hedged transactions were actually settled and affected net income.

Financial Condition

Liquidity and Capital Resources

Cash Flows—Cash flows from operating, financing and investing activities included:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Cash flows—operating activities
Net income (loss)	$(655)	$19	$263	$62	$282
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	462	97	366	116	357
Deferred income tax expense (benefit)—net	160	71	21	(6)	33
Amortization of investment tax credits	(5)	(1)	(4)	(1)	(4)
Impairment of goodwill	860	—	—	—	—
Effect of parent’s payment of interest on pushed down debt	251	24	—	—	—
Other, net	6	1	6	—	8
Changes in operating assets and liabilities	(250)	(146)	30	59	(278)

Cash provided by operating activities	829	65	682	230	398

Cash flows—financing activities
Net issuances/(repayments) of borrowings (including advances from parent)	440	62	214	16	511
Distributions/dividends	(330)	—	(326)	(85)	(255)
Decrease in income tax-related note receivable from TCEH	34	9	24	9	30
Excess tax benefit on stock-based incentive compensation	10	15	—	(3)	17

Cash provided by (used in) financing activities	154	86	(88)	(63)	303

Cash flows—investing activities
Capital expenditures	(882)	(153)	(555)	(165)	(675)
Other	3	7	(23)	(2)	(40)

Cash used in investing activities	(879)	(146)	(578)	(167)	(715)

Net change in cash and cash equivalents	$104	$5	$16	$—	$(14)

Year Ended December 31, 2008—Cash provided by operating activities totaled $829 million, reflecting normal, ongoing operating activities and the $72 million refund to customers discussed under “—Business—Significant Activities and Events.”

Capital expenditures in 2008 reflected the acquisition of a vendor’s existing BPL-based “Smart Grid” network assets in Oncor’s service territory for $90 million. See “—Key Risks and Challenges” above for further discussion.

Successor Period from October 11, 2007 through December 31, 2007 compared to the Three Month Predecessor Period Ended December 31, 2006—Cash provided by operating activities totaled $65 million in the 2007 period compared to $230 million in the 2006 period. The $165 million decrease reflected $113 million in repurchases of accounts receivables previously sold (see Note 9 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus) and $49 million unfavorable change in accrued taxes due to the impact of implementing the tax sharing agreement.

Predecessor Period from January 1, 2007 through October 10, 2007 Compared to Nine Month Predecessor Period Ended September 30, 2006—Cash provided by operating activities totaled $682 million in the 2007 period compared to $398 million in the 2006 period. The $284 million increase reflected:

•	a $135 million favorable change in income taxes paid to EFH Corp. primarily due to timing of payments in 2006 related to the 2005 income tax liability, and

•	a $102 million favorable change in working capital (accounts receivable, accounts payable and inventories) largely due to:

•	$42 million increase in sale of accounts receivable,

•	$29 million in lower materials and supplies inventory purchases due primarily to timing of capital expenditure projects, and

•	$21 million increase in accounts payable reflecting increased use of outsourced service providers and contractors for operation and maintenance activities.

The decrease in capital expenditures in the 2007 period compared to the 2006 period was driven by lower new customer distribution connections and the completion of several large transmission projects.

Depreciation and amortization expense reported in the statement of consolidated cash flows is less than the amount reported in the statement of consolidated income by $30 million for the year ended December 31, 2008. The difference represents the $44 million accretion of the adjustment (discount) to regulatory assets, net of the $3 million amortization of debt fair value discount, both due to purchase accounting and reported in other income and interest expense and related charges, respectively, in the statement of consolidated income. The difference also represents the amortization of unamortized debt expense, reported in interest expense and related charges, on the EFH Corp. debt pushed down to EFIH as discussed in Note 11 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Long-Term Debt Activity—In September 2008, Oncor issued and sold $1.5 billion aggregate principal amount of senior secured notes, consisting of $650 million aggregate principal amount of 5.95% notes due 2013, $550 million aggregate principal amount of 6.80% notes due 2018 and $300 million aggregate principal amount of 7.50% notes due 2038. Most of the $1.487 billion in proceeds (which is net of underwriters’ fees and debt discounts) was used to repay borrowings under the Oncor revolving credit facility and the remainder was used for general corporate purposes. Repayments for the year ended December 31, 2008 totaled $99 million in scheduled transition bond principal payments. See Note 11 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for further information regarding long-term debt.

Available Liquidity/Credit Facilities—At December 31, 2008, Oncor had a $2.0 billion revolving credit facility under which borrowings are available on a revolving basis through October 10, 2013. Oncor may increase the commitments under the facility in any amount up to $500 million, subject to the satisfaction of certain conditions. Borrowing capacity available under this credit facility totaled $1.336 billion at June 30, 2009, $1.508 billion at December 31, 2008 and $720 million at December 31, 2007. Availability increased $788 million for the twelve months ended December 31, 2008 due to the issuance of $1.5 billion principal amount of fixed-rate senior secured notes as described above, the net proceeds from which were used to repay credit facility borrowings, partially offset by funding of capital investments, including the purchase of an existing BPL based “Smart Grid” network as discussed above under “—Key Risks and Challenges.” Cash and cash equivalents totaled $36 million at June 30, 2009 and $126 million at December 31, 2008. Available liquidity (cash and available credit facility capacity) at June 30, 2009 of $1.372 billion reflected a decrease of $262 million from year-end 2008 due to ongoing capital investment in transmission and distribution infrastructure. In April 2009, a portion of the Lehman commitment was purchased by another entity unrelated to Lehman, effectively increasing availability by $32 million.

Under the terms of Oncor’s revolving credit facility, the commitments of the lenders to make loans to Oncor are several and not joint. Accordingly, if any lender fails to make loans to Oncor, Oncor’s available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the facility.

In May 2008, Oncor secured the credit facility with a first priority lien on certain of its transmission and distribution assets. Oncor has also secured all of its existing long-term debt securities (excluding the transition bonds) with the same lien in accordance with the terms of those securities. The lien contains customary provisions allowing Oncor to use the assets in its business, as well as to replace and/or release collateral as long as the market value of the collateral is at least 115% of the aggregate secured debt. The lien may be terminated at Oncor’s option upon the termination of Oncor’s current credit facility. See Note 10 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional information regarding the credit facility.

Additional Financial Market Uncertainty Consideration—EFH Corp. has evaluated its investments held in trusts, including those that will be used by subsidiaries of EFIH to satisfy future obligations under pension and postretirement benefit plans. The recent substantial dislocation in the financial markets has caused a significant decline in the value of such investments, and a continuation or further disruption in the markets could be material to EFIH. While the pension and postretirement plan investments include some subprime-related securities, a decline in the fair value of such securities was not material to the overall decline in the plan investment values.

Pension and OPEB Plan Funding—Pension and OPEB plan calendar year funding for subsidiaries of EFIH is expected to total $61 million and $18 million, respectively, in 2009. Based on the funded status of the pension plan at December 31, 2008, EFH Corp.’s funding is expected to total approximately $665 million for the 2009-2013 period. Approximately 85% of this amount is expected to be funded by EFIH consistent with its share of the pension liability. Contributions to the pension and OPEB plans in 2008 totaled $46 million and $31 million, respectively.

PIK Interest Election Related to Pushed Down EFH Corp. Debt—See Note 11 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of EFH Corp. debt pushed down to EFIH as a result of its guarantee of the debt. EFH Corp. has the option every six months until November 1, 2012, at its election, to use the payment-in-kind (PIK) feature of its senior toggle notes (Toggle Notes) in lieu of making cash interest payments. While EFH Corp. has sufficient liquidity to meet its anticipated ongoing needs without use of this PIK feature, it elected to do so for the May 1, 2009 interest payment date as an efficient and cost-effective method to further enhance liquidity, in light of the substantial dislocation in the financial markets. In the future, EFH Corp. will evaluate use of the PIK feature at each election period, taking into account market conditions and other relevant factors at such time.

EFH Corp. made its May 2009 interest payment and will make its November 2009 interest payment by using the PIK feature of the Toggle Notes. During the applicable interest periods, the interest rate on the Toggle Notes is increased from 11.25% to 12.00%. EFH Corp. increased the aggregate principal amount of the Toggle Notes by $150 million on May 1, 2009 and will further increase the aggregate principal amount of the Toggle Notes by $159 million on November 1, 2009. The election will increase the expected annual cash interest expense by approximately $35 million (50% of which relates to EFIH due to push down), constituting the additional cash interest that will be payable with respect to the $309 million of additional Toggle Notes.

Liquidity Needs, Including Capital Expenditures—Oncor’s liquidity needs represent substantially all of the consolidated liquidity needs of EFIH. EFIH’s direct liquidity, as the indirect parent of Oncor, consists principally of receipts of income tax related amounts and distributions, which are expected to be distributed to EFH Corp. (See Notes 1 and 13 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.)

Oncor’s expects its capital expenditures to total approximately $875 million over the twelve months ending December 31, 2009 for investment in transmission and distribution infrastructure, which is consistent with its commitment to spend a minimum of $3.6 billion in capital expenditures over the five-year period ending December 31, 2012. This excludes investments in transmission assets to support CREZ as discussed below in “—Regulation and Rates.” See Note 4 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of this and other commitments in the stipulation approved by the PUCT. In addition, Oncor expects its capital expenditures related to the CREZ Transmission Plan to total approximately $90 million over the twelve months ending December 31, 2009.

Oncor’s primary source of liquidity aside from operating cash flows is its ability to borrow under its revolving credit facility. The facility contains a debt-to-capital ratio covenant that effectively limits Oncor’s ability to incur indebtedness in the future. As of December 31, 2008 and June 30, 2009, Oncor was in compliance with such covenant. The credit facility and the senior notes issued by Oncor are secured by a deed of trust, which permits Oncor to secure other indebtedness with the lien of the deed of trust up to the amount of available bond credits. As of December 31, 2008, the available bond credits were approximately $2.1 billion. In connection with the Merger, Oncor also committed to the PUCT that it would maintain a regulatory capital structure at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity.

Because Oncor’s operations are capital intensive, access to financial markets is expected to be a significant source of liquidity over the long term for capital requirements not satisfied by cash-on-hand, operating cash flows or Oncor’s revolving credit facility. The inability to raise capital on favorable terms or failure of counterparties to perform under credit or other financial agreements, particularly considering the current uncertainty in the financial markets, could impact the ability to sustain and grow the businesses and would likely increase capital costs that may not be recoverable through rates. Cash flows from operations, combined with availability under the revolving credit facility, are expected to provide sufficient liquidity to fund current obligations, projected working capital requirements, maturities of long-term debt and capital spending for at least the next twelve months.

Distributions—During 2008, EFIH’s board of directors declared and EFIH paid the following cash distributions to EFH Corp.:

Declaration Date	Payment Date	Amount Paid
November 13, 2008	November 14, 2008	$117
August 20, 2008	August 21, 2008	$78
May 14, 2008	May 15, 2008	$78
February 20, 2008	March 31, 2008	$57

The net proceeds of $1.253 billion from Oncor’s sale of noncontrolling interests in November 2008 were distributed to EFH Corp. See Note 1 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional information.

During 2009, EFIH’s board of directors declared and EFIH paid the following cash distributions to EFH Corp.:

Declaration Date	Payment Date	Amount Paid
May 19, 2009	May 20, 2009	$40
February 18, 2009	March 3, 2009	$18

See Note 13 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of distribution restriction provisions.

Capitalization—The capitalization ratios of EFIH were 61.7% long-term debt, less amounts due currently, 26.9% EFIH membership interests and 11.4% noncontrolling interests in subsidiary as of December 31, 2008 and 52.3% long-term debt, less amounts due currently, to 47.7% EFIH membership interests at December 31, 2007.

Financial Covenants, Credit Rating Provisions and Cross Default Provisions—Oncor’s revolving credit facility contains a financial covenant that requires maintenance of a specified leverage ratio. As of December 31, 2008 and June 30, 2009, Oncor was in compliance with such covenant.

Covenants and Restrictions Related to Pushed Down Debt—See Note 11 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of EFH Corp. debt pushed down to EFIH as a result of its guarantee of the debt. The indenture governing the EFH Corp. Notes contains covenants that could have a material impact on the liquidity and operations of EFH Corp. and its subsidiaries. A brief description of certain of these covenants is provided below. See also Note 11 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional discussion of the covenants contained in these financing arrangements.

When the term “Adjusted EBITDA” (see Glossary contained in EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus) is referenced in the covenant description below, it is a reference to, and generally synonymous with, the term “EBITDA” that is used in the indenture governing the EFH Corp. Notes. Further, the indenture provides that Oncor results be included in Adjusted EBITDA when used in connection with making restricted payments and investments other than payments to the Sponsor Group, but that the Oncor results be excluded and distributions received from Oncor be included when used in connection with incurrences of indebtedness. Adjusted EBITDA (as used in the restricted payments covenant contained in the indenture governing the EFH Corp. Notes) for the year ended December 31, 2008 totaled $4.6 billion for EFH Corp. See “—Adjusted EBITDA Reconciliation”) for a reconciliation of net income (loss) to Adjusted EBITDA for EFH Corp. for the years ended December 31, 2008 and 2007.

Debt Incurrence Covenants—Under the indenture governing the EFH Corp. Notes, EFH Corp. and its restricted subsidiaries (other than TCEH and its restricted subsidiaries) are not permitted to incur indebtedness or issue certain classes of preferred stock unless, on a pro forma basis, after giving effect to such incurrence or issuance, the fixed charge coverage ratio (as defined in the EFH Corp. indenture) on a consolidated basis for EFH Corp. and its restricted subsidiaries is at least 2.0 to 1.0 or such incurrence or issuance is otherwise permitted by specified exceptions in the indenture. The fixed charge coverage ratio is generally defined as the ratio of Adjusted EBITDA of EFH Corp. to fixed charges of EFH Corp., in each case on a consolidated basis but excluding Oncor. The fixed charge coverage ratio for EFH Corp. was 1.5 to 1.0 at December 31, 2008. In addition, under this indenture, TCEH and its restricted subsidiaries are not permitted to incur indebtedness or issue certain classes of preferred stock unless, on a pro forma basis, after giving effect to such incurrence or issuance, the fixed charge coverage ratio (as defined in the indenture) on a consolidated basis for TCEH and its restricted subsidiaries is at least 2.0 to 1.0 or such incurrence or issuance is otherwise permitted by specified exceptions in the indenture. The fixed charge coverage ratio for that purpose is generally defined as the ratio of Adjusted EBITDA of TCEH to fixed charges of TCEH, in each case, on a consolidated basis. The fixed charge coverage ratio for TCEH as of December 31, 2008 was 1.3 to 1.0.

Restricted Payments/Limitation on Investments—Under the indenture governing the EFH Corp. Notes, EFH Corp. and its restricted subsidiaries have limitations, subject to certain exceptions, on making restricted payments (as defined in the indenture), including cash dividends, equity repurchases, subordinated debt repayments and investments, unless the amount of such restricted payments is less than a formula based on 50% of consolidated net income (as defined in such indenture) and unless a fixed charge coverage ratio (as defined in such indenture), on a pro forma basis, after giving effect to such restricted payment, is at least 2.0 to 1.0 (or 2.0 to 1.0 of TCEH in the case of certain restricted payments by TCEH and its restricted subsidiaries) or as such restricted payment is otherwise permitted by specified exceptions in the indenture. The fixed charge coverage ratio for this purpose is generally defined as the fixed charge coverage ratio of EFH Corp. and all of its restricted subsidiaries, including Oncor Holdings and its subsidiaries as restricted subsidiaries for purposes of such calculation, and was 1.3 to 1.0 as of December 31, 2008. However, in the case of payments to the Sponsor Group, the fixed charge coverage ratio for this purpose is defined as the fixed charge coverage ratio of EFH Corp. and its restricted subsidiaries (but not including Oncor Holdings and its subsidiaries as restricted subsidiaries for purposes of such calculation) and was 1.5 to 1.0 as of December 31, 2008. Notwithstanding any other provisions of the indenture, EFH Corp. and its restricted subsidiaries may not pay any dividends or other returns to Texas Holdings unless, on a pro forma basis, after giving effect to such payment, the consolidated leverage ratio of EFH Corp. is equal to or less than 7.0 to 1.0. The consolidated leverage ratio is generally defined as the ratio of consolidated total indebtedness (as defined in the indenture) of EFH Corp. to Adjusted EBITDA of EFH Corp., in each case, on a consolidated basis, excluding Oncor Holdings and its subsidiaries, and was 6.9 to 1.0 as of December 31, 2008.

Credit Ratings—The rating agencies assign issuer credit ratings for Oncor. The issuer credit ratings as of August 3, 2009 for Oncor are BBB+ and BBB- by S&P and Fitch, respectively.

Additionally, the rating agencies assign credit ratings on certain debt securities issued by EFH Corp. and Oncor. As of August 3, 2009, the credit ratings assigned for debt securities issued by EFH Corp. that are guaranteed by and pushed down to EFIH and debt securities issued by Oncor are presented below:

	S&P	Moody’s	Fitch
EFH Corp. (Senior Unsecured) (a)	B-	Caa2	B+
Oncor (Senior Secured)	BBB+	Baa1	BBB
Oncor (Senior Unsecured)	BBB+	Baa1	BBB-

(a)	Cash-Pay Notes and Toggle Notes

As described in Notes 10 and 11 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus, all of Oncor’s long-term debt is currently secured by a first priority lien on certain of its transmission and distribution assets and is considered senior secured debt. All three rating agencies have placed Oncor’s ratings on “stable outlook.”

In November 2008, Oncor sold additional equity interests resulting in an unaffiliated investor group acquiring a 19.75% noncontrolling stake in Oncor. In connection with Oncor’s execution of the agreement, S&P upgraded Oncor’s issuer credit rating and Oncor’s long-term debt ratings by two notches from BBB- to BBB+, and Moody’s upgraded Oncor’s long-term debt ratings by one notch from Ba1 to Baa3. In conjunction with the Moody’s upgrade, Moody’s withdrew its issuer credit rating of Ba1 previously assigned to Oncor. As a matter of practice, Moody’s does not assign issuer credit ratings for investment grade utility companies. In June 2009, Moody’s upgraded the long-term debt rating for Oncor’s senior secured debt by two notches from Baa3 to Baa1 citing, among other things, Oncor’s position as a rate-regulated electric transmission and distribution utility in Texas, reasonably supportive regulatory jurisdiction, solid financial credit metrics, adequate sources of near-term liquidity and the continued evidence of strong corporate independence from EFH Corp. See Note 14 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional information on the noncontrolling interests sale.

In August 2009, S&P placed the ratings for EFH Corp. on “negative outlook,” citing its expectation that EFH Corp. and TCEH will exercise the PIK option on their toggle notes a third time, which will increase refinancing risk. In March 2009, Moody’s downgraded ratings for EFH Corp. and confirmed the outlook for EFH Corp. as negative, citing the current material degradation in economic factors combined with declining fundamentals associated with weaker commodity prices. In August 2009, Moody’s downgraded the issuer ratings for EFH Corp. one notch to Caa1 and downgraded the long-term debt ratings of EFH Corp. by one notch. Moody’s downgrade and continued negative outlook for EFH Corp. cited weak business fundamentals including high debt levels, including maturities in 2014, prospective long-term liquidity, financial and credit market prospects due primarily to EFH Corp.’s long-term hedging program, acceleration of environmental legislative initiatives that could threaten margins from coal-fired plants and the risk of incremental market intervention in Texas. The negative outlook also reflects their view that the capital structure is untenable and will likely prompt EFH Corp. to pursue some form of restructuring activity. In March 2009, Fitch downgraded certain ratings for EFH Corp. and has changed the outlook for EFH Corp. from stable to negative, citing the effect of the economic slowdown in Texas and lower than anticipated market heat rates in ERCOT.

A rating reflects only the view of a rating agency, and is not a recommendation to buy, sell or hold securities. Ratings can be revised upward or downward at any time by a rating agency if such rating agency decides that circumstances warrant such a change.

Material Credit Rating Covenants—Certain arrangements of EFIH’s subsidiaries, including Oncor’s credit facility and certain leases, contain terms pursuant to which the interest rates charged under the agreements may be adjusted depending on credit ratings.

Material Cross Default Provisions—Certain financing arrangements contain provisions that may result in an event of default if there were a failure under other financing arrangements to meet payment terms or to observe other covenants that could or does result in an acceleration of payments due. Such provisions are referred to as “cross default” provisions.

A default by Oncor or any subsidiary thereof in respect of indebtedness in a principal amount in excess of $50 million may result in a cross default under its credit facility. Under this facility such a default may cause the maturity of outstanding balances ($542 million at June 30, 2009) under such facility to be accelerated.

The indenture governing the EFH Corp. Notes contains a cross acceleration provision where a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of EFH Corp. and any of its restricted subsidiaries (as defined in the indenture) in the aggregate amount equal to or greater than $250 million may cause the acceleration of the EFH Corp. Notes.

Long-Term Contractual Obligations and Commitments—The following table summarizes EFIH’s contractual cash obligations as of December 31, 2008 (see Notes 11 and 12 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional disclosures regarding these long-term debt and noncancelable purchase obligations).

Contractual Cash Obligations	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years	Total
Long-term debt—principal (a)	$103	$221	$1,594	$5,561	$7,479
Long-term debt—interest	515	1,155	1,046	3,376	6,092
Operating leases (a)	8	14	9	11	42
Obligations under outsourcing agreements (b)	50	63	—	—	113
Obligations under services agreements	5	5	—	—	10

Total contractual cash obligations (c)	$681	$1,458	$2,649	$8,948	$13,736

(a)	Excludes $75 million of additional principal amount of EFH Corp. Notes issued in May 2009 and due in 2017, reflecting the election of the PIK feature on EFH Corp. Toggle Notes pushed down to EFIH as discussed in Note 11 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.
(b)	Includes short-term noncancelable leases.
(c)	See Note 16 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of an outsourcing agreement termination.
(d)	Table does not include estimated 2009 funding of the pension and other employee postretirement benefits plans totaling approximately $79 million. See “—Financial Condition—Liquidity and Capital Resources—Pension and OPEB Plan Funding” above for additional discussion of pension plan funding.

The following contractual obligations were excluded from the table above:

•	contracts between affiliated entities and intercompany debt;

•

individual contracts that have an annual cash requirement of less than $1 million (however, multiple contracts with one counterparty that are more than $1 million on an aggregated basis have been included);

•	contracts that are cancelable without payment of a substantial cancellation penalty, including the construction and maintenance services contract described below;

•	employment contracts with management, and

•

liabilities related to uncertain tax positions totaling $122 million discussed in Note 6 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus as the ultimate timing of payment is not known.

In June 2008, Oncor entered into a 10-year contract for transmission and distribution construction and maintenance services effective for calendar years 2009 through 2018. The contract terms include pricing that assumes minimum purchase amounts by Oncor of $300 million for each of the five two-year periods of the contract. Purchases of less than the assumed amounts may result in lost discount payments of up to $24 million per two-year period if such minimum levels are not met. The contract can be terminated by Oncor for convenience or by the vendor if certain threshold spending is not achieved, subject to a wind-down payment of up to $21 million in 2009, declining annually to $2 million at the beginning of 2018 or by either party for cause with no wind-down payment. Termination can be for the full contract or for certain services only. Management considers it unlikely that any material lost discount payments will be made.

In January 2009 the PUCT assigned approximately $1.3 billion of CREZ construction projects to Oncor. A written order reflecting the PUCT’s decision was entered in March 2009. EFIH expects capital expenditures related to CREZ transmission facilities to be approximately $90 million in 2009 with additional expenditures through 2012. These amounts are not included in the table above.

If EFH Corp. defaulted in its contributions to the EFH Retirement Plan, as the plan sponsor, it is expected that EFIH would seek to continue the plan and would be liable for any liabilities in excess of the assets of the plan. As of December 31, 2008, the plan’s liabilities in excess of its assets (excluding EFIH’s portion) totaled $109 million.

Guarantees—See Note 12 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for details of guarantees.

Off-Balance Sheet Arrangements

As of December 31, 2008, EFIH does not have any off-balance sheet arrangements with special purpose entities or variable interest entities.

Commitments and Contingencies

See Note 12 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a discussion of commitments and contingencies, including guarantees.

Changes in Accounting Standards

See Note 1 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a discussion of changes in accounting standards.

Regulation and Rates

Certification of REPs

In April 2009, the PUCT finalized a rule relating to the Certification of Retail Electric Providers. The rule strengthens the certification requirements for REPs in order to better protect customers, transmission and distribution utilities (TDUs), and other REPs from the potential insolvency of REPs. The rule is considered a competition rule and thus is subject to judicial review as specified in PURA. The rule, among other things, increases creditworthiness and financial reporting requirements for REPs and provides additional customer protection requirements and regulatory asset consideration for TDU bad debt expenses. Under the rule, Oncor uncollectible amounts owed by nonaffiliated REPs are deferred as a regulatory asset. Recovery of the regulatory asset will be considered in a future rate case. Accordingly, Oncor recognized an approximately $3 million one-time reversal of bad debt expense in the three months ended June 30, 2009 (see Note 9 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus). Due to the commitments made to the PUCT in connection with the Merger, Oncor may not recover bad debt expense, or certain other costs and expenses, from rate payers in the event of a default or bankruptcy by an affiliate REP.

Matters with the PUCT

Stipulation Approved by the PUCT—In April 2008, the PUCT entered an order, which became final in June 2008, approving the terms of a stipulation relating to the filing in 2007 by Oncor and Texas Holdings of a Merger-related Joint Report and Application with the PUCT pursuant to Section 14.101 (b) of PURA and PUCT Substantive Rule 25.75. The stipulation required the filing of a rate case by Oncor no later than July 1, 2008 based on a test year ended December 31, 2007. Oncor filed the rate case with the PUCT in June 2008. In July 2008, Nucor Steel filed an appeal of the PUCT’s order in the 200th District Court of Travis County, Texas. Oncor was named a defendant and intends to vigorously defend the appeal.

Rate Case—In June 2008, Oncor filed for a rate review with the PUCT (Docket No. 35717) and 204 cities, as required by the order approving the stipulation discussed in Note 4 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus. An evidentiary hearing on the rate review filing before the State Office of Administrative Hearings (SOAH) concluded in February 2009. In June 2009, SOAH issued a Proposal for Decision (PFD). The PUCT considered Oncor’s rate review filing and the PFD at two open meetings in July, and on August 13, 2009, the PUCT voted to adopt the PFD in part and reject the PFD in part. Key findings made by the PUCT include:

•

recognizing and affirming Oncor’s corporate ring-fence from EFH Corp. and its unregulated affiliates by rejecting a proposed consolidated tax savings adjustment arising out of EFH Corp.’s ability to offset Oncor’s taxable income against losses from other investments;

•

approving the recovery of all of Oncor’s capital investment in its transmission and distribution system, including investment in certain automated meters that will be replaced pursuant to Oncor’s advanced meter deployment plan;

•	denying recovery of $25 million of certain regulatory assets, which will result in a $16 million after tax loss being recognized in the third quarter 2009, and

•	setting Oncor’s return on equity at 10.25%.

The PUCT staff has estimated that the final order results in an approximate $115 million increase over Oncor’s 2007 test year revenues, before recovery of rate case expenses. Excluding the one-time loss on regulatory assets discussed above, the result of the rate case is not expected to have a material effect on Oncor’s net income.

A final order was signed August 31, 2009, and new rates will be implemented once new tariffs are approved, which is expected to occur before the end of September 2009. The final order will remain subject to any motions for rehearing and appeals.

Advanced Meter Rulemaking—In 2005, the Texas Legislature passed legislation that authorized electric utilities to implement a surcharge to recover costs incurred in deploying advanced metering and meter information networks. Benefits of the advanced metering installation include improved safety, on-demand meter reading, enhanced outage identification and restoration and system monitoring of voltages. In 2007, the PUCT issued its advanced metering rule to implement this legislation. This rule outlined the minimum required functionality for an electric utility’s advanced metering systems to qualify for cost recovery under a surcharge. Subsequent to the issuance of the rule, the PUCT opened an implementation proceeding for market participants to fine-tune the rule requirements, address the impacts of advanced metering deployment on retail and wholesale markets in ERCOT, and help ensure that retail customers receive benefits from advanced metering deployment. The implementation proceeding concluded in 2009.

Advanced Metering Deployment Surcharge Filing—In May 2008, Oncor filed with the PUCT (Docket No. 35718) a description and request for approval of its proposed advanced metering system deployment plan and its proposed surcharge for the recovery of its estimated future investment for advanced metering deployment. Oncor’s plan provides for the full deployment of over three million advanced meters by the end of 2012 to all residential and most non-residential retail electricity customers in Oncor’s service area. As of June 30, 2009, Oncor has installed approximately 240 thousand advanced digital meters, including approximately 200 thousand in the six months ended June 30, 2009. Cumulative capital expenditures for the deployment of the advanced meter system totaled $108 million as of June 30, 2009. In July 2009, Oncor’s advanced metering system completed its first 15-minute interval, billing-quality electricity consumption data reporting to the Texas market. The data, which makes it possible to support innovative new programs and pricing options, represented information technology integration of over 200,000 advanced meters.

In August 2008, a settlement was reached with the majority of the parties to this surcharge filing. The settlement includes the following major provisions (the comparisons are against amounts filed in the original request):

•	a surcharge beginning on January 1, 2009 and continuing for 11 years;

•	a total revenue requirement over the surcharge period of $1.035 billion (reduced from $1.069 billion);

•	estimated capital expenditures for advanced metering facilities of $686 million (reduced from $690 million);

•	related operation and maintenance expenses for the surcharge period of $153 million (increased from $148 million);

•	$28 million of additional savings (in addition to the $176 million in the original filing), and

•

an advanced metering cost recovery factor of $2.21 per month per residential retail customer (reduced from $2.29 per month) and varying from $2.42 to $5.21 per month for non-residential retail customers (reduced from $2.49 to $5.35 per month).

An order approving the settlement was issued by the PUCT in August 2008 and became final in September 2008. Oncor began billing the advanced metering surcharge in the January 2009 billing month cycle. Oncor may, through subsequent reconciliation proceedings, request recovery of additional costs that are reasonable and necessary. While there is a presumption that costs spent in accordance with a plan approved by the PUCT are reasonable and necessary, recovery of any costs that are found not to have been spent or properly allocated, or not to be reasonable or necessary, must be refunded.

Prior to the PUCT issuance of rules for minimum required functionality for advanced metering systems, Oncor installed approximately 600,000 automated meters in its service territory at a capital cost of approximately $125 million. These meters are not part of the surcharge request, and Oncor is seeking recovery of the incremental costs of these meters in its general rate case discussed above. In its August 2009 ruling on the rate case, the PUCT voted to allow Oncor to recover the costs of these meters.

Energy Efficiency Cost Recovery Filing—In June 2008, Oncor filed with the PUCT a Request for Approval of Energy Efficiency Cost Recovery Factor (Docket No. 35634). Oncor requested a nonbypassable charge to be billed to REPs serving customer classes that receive services under Oncor’s energy efficiency program. The proposed recovery factor is $0.22 per month for each residential customer and will vary for non-residential customers. The proposed charge will allow Oncor, in a timely manner, to recover reasonable and necessary costs incurred in administering its energy efficiency program. In October 2008, the PUCT approved the recovery factor. Oncor began billing the surcharge in the January 2009 billing month cycle.

In May 2009, Oncor filed an application with the PUCT to request approval of an Energy Efficiency Cost Recovery Factor (EECRF) for 2010. PUCT rules require Oncor to make an annual EECRF filing by May 1 for implementation at the beginning of the next calendar year. The requested 2010 EECRF is $54 million, the same amount established for 2009, and would result in the same $0.92 per month charge for residential customers as proposed in Oncor’s pending rate case. As allowed by the rule, the 2010 EECRF is designed to recover the costs of the 2010 programs, the under-recovery of 2008 program costs, and a performance bonus based on 2008 results. If the application is approved as filed, Oncor will record $9 million in revenues, representing the performance bonus.

Transmission Rates—In order to recover increases in its transmission costs, including fees paid to other transmission service providers, Oncor is allowed to request an update twice a year to the transmission cost recovery factor (TCRF) component of its retail delivery rate charged to REPs. In February 2008, Oncor filed an application for an interim update of its wholesale transmission rate. The PUCT approved Oncor’s application in April 2008, and the new rate went into effect immediately. Annualized revenues are expected to increase by approximately $39 million. Approximately $25 million of this increase is recoverable through transmission rates charged to wholesale customers, and the remaining $14 million is recoverable from REPs through the TCRF component of Oncor’s delivery rates charged to REPs as discussed immediately above. In January 2009, an application was filed to increase the TCRF, which was administratively approved in February 2009 and became effective in March 2009. This increase is expected to increase annualized revenues by $16 million. In July 2009, an application was filed to increase the TCRF, which was administratively approved in August 2009 and became effective September 1, 2009. This increase is expected to increase annualized revenues by approximately $14 million.

Competitive Renewable Energy Zones (CREZ)—In the first quarter of 2007, the PUCT initiated a docket to identify the transmission facilities necessary to interconnect future renewable energy generating facilities. As part of the docket, the PUCT considered which zones would contain the best renewable energy sources. In July 2007, the PUCT voted to designate zones with generation potential of over 20,000 MW. In July 2008, the PUCT approved a plan for the construction of transmission facilities with an estimated cost of $4.9 billion to accommodate over 18,000 MW of wind capacity.

In January 2009, the PUCT assigned approximately $1.3 billion of CREZ construction projects to Oncor. A written order reflecting the PUCT’s decision was entered in March 2009, and an order on rehearing was issued by the PUCT in May 2009. The cost estimates for the CREZ construction projects are based upon cost analyses prepared by ERCOT. For the six months ended June 30, 2009, CREZ-related capital expenditures totaled $39 million. It is expected that the necessary permitting actions and other requirements and all construction activities for the assigned construction projects will be completed by the end of 2013.

Summary

EFIH cannot predict future regulatory or legislative actions or any changes in economic and securities market conditions. Such actions or changes could significantly alter its basic financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Market risk is the risk that EFIH may experience a loss in value as a result of changes in market conditions such as interest rates that may be experienced in the ordinary course of business. EFIH may transact in financial instruments to hedge interest rate risk related to its indebtedness, but there are currently no such hedges in place. All of EFIH’s long-term debt at June 30, 2009 and December 31, 2008 and 2007 carried fixed interest rates.

	Expected Maturity Date						Successor
	(millions of dollars, except percentages)
	2009	2010	2011	2012	2013	There- after	2008 Total Carrying Amount	2008 Total Fair Value	2007 Total Carrying Amount	2007 Total Fair Value
Long-term debt
(including current maturities)
Fixed rate debt amount (a)	$103	$108	$113	$819	$775	$5,561	$7,479	$6,287	$6,078	$6,207
Average interest rate	4.02%	4.75%	4.86%	6.16%	5.85%	8.53%	7.82%	—	8.06%	—

(a)	Excludes unamortized premiums and discounts. See Note 11 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a discussion of changes in debt obligations.

Credit Risk

Credit Risk—Credit risk relates to the risk of loss associated with nonperformance by counterparties. Customers consist primarily of REPs. As a prerequisite for obtaining and maintaining certification, a REP must meet the financial resource standards established by the PUCT. Meeting these standards does not guarantee that a REP will be able to perform its obligations. REP certificates granted by the PUCT are subject to suspension and revocation for significant violation of PURA and PUCT rules. Significant violations include failure to timely remit payments for invoiced charges to a transmission and distribution utility pursuant to the terms of tariffs approved by the PUCT. See “—Regulation and Rates” above regarding a new REP certification rule.

Credit Exposure—Exposure to credit risk associated with accounts receivable totaled $147 million from affiliates, which consisted of $135 million of Oncor’s trade account receivable from TCEH and $12 million of other receivables from affiliates, and $224 million from nonaffiliated customers as of December 31, 2008. The nonaffiliated customer receivable amount is before the allowance for uncollectible accounts, which totaled $7 million at December 31, 2008. The nonaffiliated exposure consists almost entirely of noninvestment grade trade accounts receivable of which $168 million represents trade accounts receivables from REPs. As of December 31, 2008, subsidiaries of one customer represented 12% of the nonaffiliated trade receivable amount. No other nonaffiliated parties represent 10% or more of the total exposure. EFIH views exposure to this customer to be within an acceptable level of risk tolerance considering PUCT rules and regulations; however, this concentration increases the risk that a default would have a material effect on EFIH’s net income and cash flows.

Oncor is also exposed to credit risk associated with the note receivable from TCEH totaling $289 million ($35 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2008 (see Note 19 to EFIH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional information).

Adjusted EBITDA Reconciliation

Energy Future Holdings Corp. Consolidated

Adjusted EBITDA Reconciliation

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(millions of dollars)
Net loss	$(9,838)	$(637)
Income tax benefit	(471)	(364)
Interest expense and related charges	4,935	1,510
Depreciation and amortization	1,610	1,049

EBITDA	$(3,764)	$1,558

Oncor EBITDA	(496)	(1,291)
Oncor distributions/dividends (a)	1,582	326
Interest income	(27)	(80)
Amortization of nuclear fuel	76	69
Purchase accounting adjustments (b)	460	138
Impairment of goodwill	8,000	—
Impairment of assets and inventory write down (c)	1,221	757
Net loss attributable to noncontrolling interests	(160)	—
Unrealized net (gain) or loss resulting from hedging transactions	(2,329)	2,278
Losses on sale of receivables	29	39
Income from discontinued operations, net of tax effect	—	(25)
Noncash compensation expense (SFAS 123R) (d)	27	22
Severance expense (e)	3	—
Equity losses of unconsolidated affiliate engaged in broadband over power lines	—	1
Transition and business optimization costs (f)	45	24
Transaction and merger expenses (g)	64	150
Insurance settlement proceeds (h)	(21)	—
Restructuring and other (i)	35	(33)
Expenses incurred to upgrade or expand a generation station (j)	100	5

Adjusted EBITDA per Incurrence Covenant	$4,845	$3,938

Add back Oncor adjustments	$(267)	$978

Adjusted EBITDA per Restricted Payments Covenants	$4,578	$4,916

(a)	Includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests.
(b)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also includes certain credits not recognized in net income due to purchase accounting.
(c)	Impairment of assets includes impairments of emission allowances and trade name intangible assets, impairment of the natural gas-fueled generation fleet and charges related to the cancelled development of coal-fueled generation plants.
(d)	Noncash compensation expenses exclude capitalized amounts.
(e)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(f)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and certain incentive compensation.
(g)	Transaction and merger expenses include costs related to the Merger, abandoned strategic transactions and a terminated joint-venture. Also includes administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor Group management fee, costs related to certain growth initiatives and costs related to the Oncor sale of noncontrolling interests.
(h)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(i)	Restructuring and other for 2008 includes a litigation accrual and the charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc., and for 2007 includes credits related to impaired combustion turbine leases and other restructuring initiatives and nonrecurring activities.
(j)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING

AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting and financial disclosure during EFIH’s two most recent fiscal years and each subsequent interim period since the end of the most recent fiscal year.

MANAGEMENT

Managers

The names of EFIH’s managers and information about them, as furnished by the managers themselves, are set forth below:

Name	Age	Served As Manager Since	Business Experience
Paul M. Keglevic	55	2008	Paul M. Keglevic has served as a manager of EFIH since July 2008. Mr. Keglevic was elected Executive Vice President and Chief Financial Officer of EFIH and EFH Corp. in July 2008. Before joining EFH Corp., he was an audit partner at PricewaterhouseCoopers. Mr. Keglevic was PricewaterhouseCoopers Utility Sector Leader from 2002 to 2008 and Clients and Sector Assurance Leader from 2007 to 2008.

Jeffrey Liaw	32	2008	Jeffrey Liaw has served as a manager of EFIH since July 2008. Mr. Liaw is active in TPG Capital, L.P.’s (TPG) energy and industrial investing practice areas. Before joining TPG in 2005, he worked for Bain Capital in its industrials practice since 2001. Mr. Liaw serves on the boards of both public and private companies, including Graphic Packaging Corporation, EFH Corp., Oncor Holdings and Oncor.

Marc S. Lipshultz	40	2008	Marc S. Lipshultz has served as a manager of EFIH since July 2008. Mr. Lipshultz joined Kohlberg Kravis Roberts & Co. L.P. (KKR) in 1995. Mr. Lipshultz is the leader of KKR’s Energy and Infrastructure businesses. Currently, Mr. Lipshultz is a director of Accel-KKR Company, Oncor Holdings, Oncor and EFH Corp.

John F. Young	52	2008	John F. Young has served as a manager of EFIH since July 2008. Mr. Young was elected President and Chief Executive Officer of EFIH in July 2008 and of EFH Corp. in January 2008. Before joining EFH Corp., Mr. Young served in many leadership roles at Exelon Corporation from March 2003 to January 2008, including Executive Vice President of Finance and Markets and Chief Financial Officer of Exelon Corporation; President of Exelon Generation; and President and Chief Operating Officer of Exelon Power. Prior to joining Exelon, Mr. Young was Senior Vice President of Sierra Pacific Resources Corporation.

Directors

The names of EFIH Finance’s directors and information about them, as furnished by the directors themselves, are set forth below:

Name	Age	Served As Director Since	Business Experience
Paul M. Keglevic	55	2009	Paul M. Keglevic has served as a manager of EFIH since July 2008. Mr. Keglevic was elected Executive Vice President and Chief Financial Officer of EFIH and EFH Corp. in July 2008. Before joining EFH Corp., he was an audit partner at PricewaterhouseCoopers. Mr. Keglevic was PricewaterhouseCoopers Utility Sector Leader from 2002 to 2008 and Clients and Sector Assurance Leader from 2007 to 2008.

John F. Young	52	2009	John F. Young has served as a manager of EFIH since July 2008. Mr. Young was elected President and Chief Executive Officer of EFIH in July 2008 and of EFH Corp. in January 2008. Before joining EFH Corp., Mr. Young served in many leadership roles at Exelon Corporation from March 2003 to January 2008, including Executive Vice President of Finance and Markets and Chief Financial Officer of Exelon Corporation; President of Exelon Generation; and President and Chief Operating Officer of Exelon Power. Prior to joining Exelon, Mr. Young was Senior Vice President of Sierra Pacific Resources Corporation.

Executive Officers

The names of EFIH and EFIH Finance’s executive officers and information about them, as furnished by the executive officers themselves, are set forth below (except that each executive officer of EFIH Finance was first elected to such executive officer’s office in September 2009):

Name of Officer	Age	Positions and Offices Presently Held	Date First Elected to Present Offices	Business Experience (Preceding Five Years)
John F. Young	52	President and Chief Executive Officer	July 2008	John F. Young was elected President and Chief Executive Officer of EFIH in July 2008. Mr. Young has also served as President and Chief Executive Officer of EFH Corp. since January 2008. Before joining EFH Corp., Mr. Young served in many leadership roles at Exelon Corporation from March 2003 to January 2008, including Executive Vice President of Finance and Markets and Chief Financial Officer of Exelon Corporation; President of Exelon Generation; and President and Chief Operating Officer of Exelon Power. Prior to joining Exelon, Mr. Young was Senior Vice President of Sierra Pacific Resources Corporation.

Name of Officer	Age	Positions and Offices Presently Held	Date First Elected to Present Offices	Business Experience (Preceding Five Years)
Paul M. Keglevic	55	Executive Vice President and Chief Financial Officer	July 2008	Paul M. Keglevic was elected Executive Vice President and Chief Financial Officer of EFIH in July 2008. Mr. Keglevic has also served as Executive Vice President and Chief Financial Officer of EFH Corp. since July 2008. Before joining EFH Corp., he was an audit partner at PricewaterhouseCoopers LLP. Mr. Keglevic was PricewaterhouseCoopers Utility Sector Leader from 2002 to 2008 and Clients and Sector Assurance Leader from 2007 to 2008.

Robert C. Walters	51	Executive Vice President and General Counsel	July 2008	Robert C. Walters was elected Executive Vice President and General Counsel of EFIH in July 2008. Mr. Walters has also served as Executive Vice President and General Counsel of EFH Corp. since March 2008. Prior to joining EFH Corp., Mr. Walters was a Partner of Vinson & Elkins L.L.P. (V&E) and served on the firm’s management committee. Mr. Walters was co-managing partner of the Dallas office of V&E from 1998 through 2005.

There is no family relationship between any of the above-named executive officers.

EXECUTIVE COMPENSATION

EFIH and EFIH Finance’s executive officers are comprised of executive officers of EFIH’s parent company, EFH Corp. Consequently, all of EFIH and EFIH Finance’s named executive officers are also named executive officers of EFH Corp. All compensation matters, including compensation philosophy, are administered by EFH Corp. As a result, with respect of all executive officers of EFIH and EFIH Finance, please see the executive compensation disclosure set forth under “Executive Compensation” in Annex B included elsewhere in this Prospectus.

DIRECTOR COMPENSATION

EFIH did not pay any compensation to the members of its current and former board of managers during the fiscal year ended December 31, 2008. EFIH Finance has not paid any compensation to the members of its current and former board of directors since inception. EFIH and EFIH Finance reimburse some managers and directors for certain reasonable expenses incurred in connection with their services as managers or directors, as the case may be.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

All of EFIH’s equity interests are owned by EFH Corp. All of EFIH Finance’s equity interests are owned by EFIH.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Neither EFIH nor EFIH Finance has a compensation committee or other board committee performing equivalent function. As described above, all compensation matters for EFIH and EFIH Finance, including compensation philosophy, are administered by EFH Corp. For a description of the compensation committee interlocks and insider participation of EFH Corp.’s Organization and Compensation Committee, please see the disclosure set forth under “Compensation Committee Interlocks and Insider Participation” in Annex B included elsewhere in this Prospectus.

ANNEX D—INFORMATION RELATING TO EFCH

Capitalized terms used in this Annex D and not

otherwise defined herein have the meanings ascribed to them in Annex A to this Prospectus

BUSINESS

EFCH Business and Strategy

EFCH is a wholly-owned subsidiary of EFH Corp. and is a Dallas-based holding company that conducts its operations principally through its wholly-owned subsidiary, TCEH. TCEH is a Dallas-based holding company for subsidiaries engaged in competitive electricity market activities largely in Texas, including electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases, commodity risk management and trading activities and retail electricity sales.

As of June 30, 2009, TCEH owned or leased 16,139 MW of generation capacity in Texas. TCEH’s generation capacity consists of lignite/coal, nuclear and natural gas-fueled generation facilities. In addition, TCEH is the largest purchaser of wind-generated electricity in Texas and the fifth largest in the U.S. TCEH is currently constructing three lignite/coal-fueled generation units in Texas with expected generation capacity totaling approximately 2,200 MW. Permits have been obtained for construction of the three units. The expected commercial operation dates of the units are as follows: Sandow in Fall 2009 and Oak Grove’s two units in late 2009 and mid 2010, respectively. TCEH provides competitive electricity and related services to more than 2.2 million retail electricity customers in Texas.

At June 30, 2009, TCEH had approximately 4,700 full-time employees, including approximately 2,000 employees under collective bargaining agreements.

EFCH’s Market

EFCH operates primarily within the ERCOT market. This market represents approximately 85% of electricity consumption in Texas. ERCOT is the regional reliability coordinating organization for member electricity systems in Texas and the system operator of the interconnected transmission grid for those systems. ERCOT’s membership consists of more than 300 corporate and associate members, including electric cooperatives, municipal power agencies, independent generators, independent power marketers, investor-owned utilities, independent REPs and consumers.

The ERCOT market is currently divided into four regions or congestion management zones, namely: North, Houston, South and West, which reflect transmission constraints that are commercially significant and which have limits as to the amount of electricity that can flow across zones. These constraints and zonal differences can result in differences between wholesale power prices among zones. Of TCEH’s baseload generation units, 12 (including the two Oak Grove units under construction) are located in the North zone, and two (including the one Sandow unit under construction) are located in the South zone.

The ERCOT market operates under reliability standards set by the NERC. The PUCT has primary jurisdiction over the ERCOT market to ensure adequacy and reliability of power supply across Texas’s main interconnected transmission grid. The ERCOT independent system operator is responsible for maintaining reliable operations of the bulk electricity supply system in the market. Its responsibilities include ensuring that electricity production and delivery are accurately accounted for among the generation resources and wholesale buyers and sellers. Unlike certain other regional power markets, the ERCOT market is not a centrally dispatched power pool, and the ERCOT independent system operator does not procure energy on behalf of its members, except to the extent that it acquires ancillary services as agent for market participants. Members who sell and purchase power are responsible for contracting sales and purchases of power with other members through bilateral transactions. The ERCOT independent system operator also serves as agent for procuring ancillary services for those members who elect not to provide their own ancillary services.

The following data is derived from information published by ERCOT:

In 2008, hourly demand peaked at 62,174 MW as compared to the record hourly peak demand of 62,339 MW in 2006. The ERCOT market has limited interconnections to other markets in the US, which currently limits potential imports into and exports out of the ERCOT market to 1,106 MW of generation capacity (or approximately 2% of peak demand). In addition, wholesale transactions within the ERCOT market are generally not subject to regulation by the FERC.

From 1999 through 2008, over 36,000 MW of mostly natural gas-fueled and wind generation capacity has been developed in the ERCOT market. Net generation capacity in the ERCOT market for 2008 totaled 72,820 MW, excluding mothballed (idled) capacity; approximately 65% of this capacity was natural gas-fueled generation and approximately 27% of this capacity consisted of lignite/coal and nuclear-fueled baseload generation. ERCOT currently has a target reserve margin level of 12.5%; the reserve margin is projected by ERCOT to be 16.8% in 2009, 20.1% in 2010, and drop to 13.9% by 2014. Reserve margin is the difference between system generation capability and anticipated peak load.

Natural gas-fueled generation is the predominant electricity capacity resource in the ERCOT market and accounted for approximately 43% of the electricity produced in the ERCOT market in 2008. Because of the significant natural gas-fueled capacity and the ability of such plants to more readily increase or decrease production when compared to baseload generation, marginal demand for electricity is usually met by natural gas-fueled plants. As a result, wholesale electricity prices in ERCOT are highly correlated with natural gas prices.

EFCH’s Strategies

EFCH’s businesses focus operations on key drivers such as optimizing its existing generation fleet to provide safe, reliable and cost-competitive electricity, developing and constructing additional environmentally considerate generation capacity to help meet the growing demand for electricity in Texas and providing high quality service and innovative energy products to retail customers.

Other elements of EFCH’s strategy include:

•

Increase value from existing businesses. EFCH’s strategy focuses on striving for top quartile or better performance across its operations in terms of safety, availability, cost and customer service. In establishing tactical objectives, EFCH incorporates the following core operating principles:

•	Safety: Placing the safety of communities, customers and employees first;

•	Environmental Stewardship: Continuing to make strategic and operational improvements that lead to cleaner air, land and water;

•	Customer Focus: Delivering products and superior service to help customers more effectively manage their use of electricity;

•	Community Focus: Being an integral part of the communities in which EFCH lives, works and serves;

•

Operational Excellence: Incorporating continuous improvement and financial discipline in all aspects of the business to achieve top-tier results that maximize the value of the company for stakeholders, including operating world-class facilities that produce and deliver safe and dependable electricity at affordable prices;

•	Performance-Driven Culture: Fostering a strong values- and performance-based culture designed to attract, develop and retain best-in-class talent.

An example of how EFCH applies these principles is an ongoing program to drive productivity improvements in generation operations through application of lean operating techniques and deployment of a high-performance industrial culture.

•

Pursue growth opportunities across business lines. EFCH’s scale allows it to take part in large capital investments, such as new generation projects, with a smaller fraction of overall capital at risk and with an enhanced ability to streamline costs. EFCH expects to also explore smaller-scale growth initiatives that are not expected to be material to its performance over the near term but can enhance its growth profile over time. Specific growth initiatives include:

•

Construct three new lignite-fueled generation facilities with onsite lignite fuel supplies. Pursue new generation opportunities to help meet ERCOT’s growing electricity needs over the longer term from a diverse range of alternatives such as nuclear, renewable energy, wind and advanced coal technologies.

•

Profitably increase the number of retail customers served throughout the competitive ERCOT market areas by delivering superior value through high quality customer service and innovative energy products, including pioneering energy efficiency initiatives and service offerings.

•

Reduce the volatility of cash flows through a commodity risk management strategy. The strong historical correlation between natural gas prices and wholesale electricity prices in the ERCOT market provides EFH Corp. an opportunity to manage its exposure to variability of wholesale electricity prices. EFCH has established a long-term hedging program designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas. Under the program, subsidiaries of EFCH have entered into market transactions involving natural gas-related financial instruments, and as of June 30, 2009, have effectively sold forward approximately 1.8 billion MMBtu of natural gas (equivalent to the natural gas exposure of approximately 230,000 GWh at an assumed 8.0 market heat rate) over the next five years at weighted average annual hedge prices ranging from $7.19 per MMBtu to $7.99 per MMBtu. These transactions, as well as forward power sales, have effectively hedged an estimated 68% of the natural gas price exposure related to EFCH’s expected generation output for the period beginning July 1, 2009 and ending December 31, 2014 (on an average basis for such period and assuming an 8.0 market heat rate). The hedges were entered into with the continuing expectation that wholesale electricity prices in ERCOT will be highly correlated with natural gas prices, which are expected to be the marginal fuel for the purpose of setting electricity prices approximately 75% to 90% of the time. If the correlation changes in the future, the cash flows targeted under the long-term hedging program may not be achieved. As of June 30, 2009, more than 95% of the long-term hedging program transactions were directly or indirectly secured by a first-lien interest in TCEH’s assets, thereby reducing the cash and letter of credit collateral requirements for the hedging program.

•

Pursue new environmental initiatives. EFCH is committed to continue to operate in compliance with all environmental laws, rules and regulations and to reduce its impact on the environment. EFH Corp.’s Sustainable Energy Advisory Board advises in the pursuit of technology development opportunities that reduce EFCH’s impact on the environment while balancing the need to help address the energy requirements of Texas. The Sustainable Energy Advisory Board is comprised of individuals who represent the following interests, among others: the environment, labor unions, customers, economic development in Texas and technology/reliability standards. In addition, EFCH is focused on and is pursuing opportunities to reduce emissions from its existing and new lignite/coal-fueled generation units in the ERCOT market. EFCH has voluntarily committed to reduce emissions of mercury, NOX and SO2 at its existing units, so that the total of those emissions from both existing and new lignite/coal-fueled units is 20% below 2005 levels. EFCH expects to make these reductions through a combination of investment in new emission control equipment, new coal cleaning technologies and optimizing fuel blends. In addition, EFCH expects to invest $100 million over a five year period that began in 2008 in programs designed to encourage customer electricity demand efficiencies. EFCH invested $6 million in these programs in 2008.

Seasonality

A significant portion of EFCH’s revenues is derived from the amount of electricity it sells. As a result, the revenues and results of operations of EFCH are subject to seasonality, weather conditions and other changes in electricity usage, with revenues being higher during the warmer months.

Business Organization

Commodity risk management and allocation of financial resources is performed at the consolidated level; consequently, there are no reportable segments. For purposes of operational accountability and performance management, TCEH has been divided into Luminant (i.e., Luminant Power, Luminant Energy and Luminant Construction) and TXU Energy. The operations of Luminant Power, Luminant Energy and TXU Energy are conducted through separate legal entities.

Luminant Power—Luminant Power’s existing electricity generation fleet consists of 16 plants in Texas with total installed nameplate generating capacity as of June 30, 2009 as shown in the table below:

Fuel Type	Installed Nameplate Capacity (MW)	Number of Plants	Number of Units (a)
Nuclear	2,300	1	2
Lignite/coal	5,837	4	9
Natural gas (b)(c)	8,002	11	35

Total	16,139	16	46

(a)	Leased units consist of six natural gas-fueled units totaling 390 MW of capacity. All other units are owned.
(b)	Includes 818 MW representing four units mothballed and not currently available for dispatch. See “—Business Organization—Luminant Power—Natural Gas-Fueled Generation Assets” below.
(c)	Includes 1,000 MW representing 11 units currently operated for unaffiliated third-parties.

The generation plants are located primarily on land owned in fee. Nuclear and lignite/coal-fueled (baseload) plants are generally scheduled to run at capacity except for periods of scheduled maintenance activities or, in the case of lignite/coal units, backdown due to periods of low demand. The natural gas-fueled generation units supplement the baseload generation capacity in meeting consumption in peak demand periods as production from a certain number of these units can more readily be ramped up or down as demand warrants.

Nuclear Generation Assets—Luminant Power operates two nuclear generation units at the Comanche Peak plant, each of which is designed for a capacity of 1,150 MW. Comanche Peak’s Unit 1 and Unit 2 went into commercial operation in 1990 and 1993, respectively, and are generally operated at full capacity to meet the load requirements in ERCOT. Refueling (nuclear fuel assembly replacement) outages for each unit are scheduled to occur every eighteen months during the spring or fall off-peak demand periods. Every three years, the refueling cycle results in the refueling of both units during the same year, which last occurred in 2008. While one unit is undergoing a refueling outage, the remaining unit is intended to operate at full capacity. During a refueling outage, other maintenance, modification and testing activities are completed that cannot be accomplished when the unit is in operation. Over the last three years, excluding the 55-day outage in 2007 to refuel and replace the steam generators and reactor vessel head in Unit 1, the refueling outage period per unit has ranged from a high of 21 days in 2008 to a low of 18 days in 2006. The Comanche Peak plant operated at a capacity factor of 98.8% in 2006, which represents top decile performance when compared to all US nuclear generation facilities, 93.5% in 2007, reflecting the planned extended refueling outage to replace the steam generator and reactor vessel head in Unit 1 and 95.2% in 2008, reflecting refueling of both units.

Luminant Power has contracts in place for all of its nuclear fuel conversion services through 2011 and 86% of its requirements through 2015. In addition, Luminant Power has contracts for the acquisition of 100% of its uranium requirements for 2009, and for 100% of its nuclear fuel enrichment services through 2009, as well as all of its nuclear fuel fabrication services through 2018.

Contracts for the acquisition of additional raw uranium and nuclear fuel enrichment services through 2024 and 2029, respectively, are being negotiated. Luminant Power does not anticipate any significant difficulties in acquiring raw uranium and contracting for associated conversion services and enrichment services in the foreseeable future.

Luminant Power believes its on-site used nuclear fuel storage capability is sufficient for a minimum of five years. The nuclear industry is continuing to review ways to enhance security of used-fuel storage with the NRC to fully utilize physical storage capacity. Accordingly, Luminant Power is actively reviewing alternatives for used-fuel storage, including evaluation of industry techniques such as dry cask storage.

The Comanche Peak nuclear generation units have an estimated useful life of 60 years from the date of commercial operation. Therefore, assuming that Luminant Power receives 20-year license extensions, similar to what has been granted by the NRC to several other commercial generation reactors over the past several years, plant decommissioning activities would be scheduled to begin in 2050 for Comanche Peak Unit 1 and 2053 for Unit 2 and common facilities. Decommissioning costs will be paid from a decommissioning trust that, pursuant to state law, is funded from Oncor’s customers through an ongoing delivery surcharge. (See Note 16 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 and Note 12 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009, each included elsewhere in this Prospectus, for discussion of the decommissioning trust fund.)

Nuclear insurance provisions are discussed in Note 13 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 and Note 5 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009, each included elsewhere in this Prospectus.

Nuclear Generation Development—In September 2008, TCEH filed a combined operating license application with the NRC for two new nuclear generation units, each with approximately 1,700 MW (gross) capacity, at its existing Comanche Peak nuclear generation site. In connection with the filing of the application, in January 2009, TCEH and Mitsubishi Heavy Industries Ltd. (MHI) formed a joint venture to further the development of the two new nuclear generation units using MHI’s US–Advanced Pressurized Water Reactor technology. A subsidiary of TCEH owns an 88% interest in the joint venture, and a subsidiary of MHI owns a 12% interest.

In March 2009, the NRC announced an official review schedule for the license application. Based on the schedule, the NRC expects to complete its review by December 2011, and it is expected that a license would be issued approximately one year later.

While TCEH was not one of the initial four applicants selected to receive DOE loan guarantees, it continues to update its DOE loan guarantee application for financing the proposed units.

Lignite/Coal-Fueled Generation Assets—Luminant Power’s existing lignite/coal-fueled generation fleet capacity totals 5,837 MW and consists of the Big Brown (2 units), Monticello (3 units), Martin Lake (3 units) and Sandow (1 unit) plants. These plants are generally operated at full capacity to help meet the load requirements in ERCOT. Maintenance outages are scheduled during off-peak demand periods. Over the last three years, the total annual scheduled and unscheduled outages per unit averaged 32 days. Luminant Power’s lignite/coal-fueled generation fleet operated at a capacity factor of 89.1% in 2006, 90.9% in 2007 and 87.6 % in 2008, which represents top quartile performance of US coal-fueled generation facilities. The 2008 performance reflects extended unplanned outages at several units.

Approximately 57% of the fuel used at Luminant Power’s lignite/coal-fueled generation plants in 2008 was supplied from lignite reserves owned in fee or leased surface-minable deposits dedicated to the Big Brown, Monticello and Martin Lake plants, which were constructed adjacent to the reserves. Luminant Power owns in fee or has under lease an estimated 942 million tons of lignite reserves dedicated to its generation plants, including the Oak Grove generation facilities being constructed and 246 million tons associated with an undivided interest in the lignite mine that provides fuel for the Sandow plant. Luminant Power also owns in fee or has under lease in excess of 85 million tons of reserves not currently dedicated to specific generation plants. In 2008, approximately 23 million tons of lignite were recovered to fuel Luminant Power’s plants. Luminant Power utilizes owned and/or leased equipment to remove the overburden and recover the lignite.

Lignite mining operations include extensive reclamation activities that return the land to productive uses such as wildlife habitats, commercial timberland and pasture land. In 2008, Luminant Power reclaimed 1,605 acres of land. In addition, EFCH planted more than 1.4 million trees in 2008, the majority of which were part of the reclamation effort.

Luminant Power supplements its lignite fuel at Big Brown, Monticello and Martin Lake with western coal from the Powder River Basin in Wyoming. The coal is purchased from multiple suppliers under contracts of various lengths and is transported from the Powder River Basin to Luminant Power’s generation plants by railcar. Based on its current usage, Luminant Power believes that it has sufficient lignite reserves for the foreseeable future and has contracted 98% of its western coal resources and all of the related transportation through 2009, with discussions and negotiations underway related to contracts for 2010 and beyond.

Natural Gas-Fueled Generation Assets—Luminant Power’s fleet of 35 natural gas-fueled generation units consists of 6,184 MW of currently available capacity, 1,000 MW of capacity being operated for unaffiliated third parties, pursuant to the direction of the unaffiliated third parties, and 818 MW of capacity currently mothballed (idled). The natural gas-fueled units predominantly serve as peaking units that can be ramped up or down as demand warrants.

In February 2009, we notified ERCOT of plans to retire 11 of our natural gas-fueled units, totaling 2,229 MW of capacity (2,341 MW installed nameplate capacity), in May 2009, and mothball (idle) an additional four units, totaling 1,596 MW of capacity (1,675 MW of installed nameplate capacity), in September 2009. In May 2009, we entered into a reliability-must-run (RMR) agreement for the remainder of 2009 with ERCOT for the operation of one unit with 115 MW of capacity (115 MW of installed nameplate capacity) originally planned to be retired. We are also negotiating an RMR agreement with ERCOT for one of the units planned to be mothballed with 515 MW of capacity (540 MW of installed nameplate capacity); if executed, the RMR agreement is expected to begin in September or October 2009. The other units were retired in May 2009 or mothballed in September 2009 as originally planned.

Luminant Energy—The Luminant Energy wholesale operations play a pivotal role in TCEH’s business portfolio by optimally dispatching the generation fleet, sourcing TXU Energy’s and other customers’ electricity requirements and managing commodity price risk.

TCEH manages commodity price exposure across the complementary Luminant generation and TXU Energy retail businesses on a portfolio basis. Under this approach, Luminant Energy manages the risks of imbalances between generation supply and sales load, which primarily represent exposures to natural gas price movements and market heat rate changes (variations in the relationships between natural gas prices and wholesale electricity prices), through wholesale markets activities that include physical purchases and sales and transacting in financial instruments.

Luminant Energy manages this commodity price and heat rate exposure through asset management and hedging activities. Luminant Energy provides TXU Energy and other wholesale customers with electricity and related services to meet their retail customers’ demands and the operating requirements of ERCOT. Luminant Energy also sells forward generation and seeks to maximize the economic value of the generation fleet. In consideration of operational production and customer consumption levels that can be highly variable, as well as opportunities for long-term purchases and sales with large wholesale market participants, Luminant Energy buys and sells electricity in short-term transactions and executes longer-term forward electricity purchase and sales agreements. Luminant Energy is the largest purchaser of wind-generated electricity in Texas and the fifth largest in the US with more than 900 MW of existing wind power under contract.

In its hedging activities, Luminant Energy enters into contracts for the physical delivery of electricity and natural gas, exchange traded and “over-the-counter” financial contracts and bilateral contracts with producers, generators and end-use customers. A major part of these hedging activities is a long-term hedging program, described above under “—EFCH’s Strategies,” designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas, principally utilizing natural gas-related financial instruments.

Luminant Energy also dispatches Luminant Power’s available natural gas-fueled generation capacity. Luminant Energy’s dispatching activities are performed through a centrally managed real-time operational staff that synthesizes operational activities across the fleet and interfaces with various wholesale market channels. Luminant Energy coordinates the overall commercial strategy for these plants working closely with Luminant Power. In addition, Luminant Energy manages the natural gas and fuel-oil procurement requirements for Luminant Power’s natural gas-fueled generation fleet.

Luminant Energy engages in commercial operations such as physical purchases, storage and sales of natural gas, electricity and natural gas trading and third-party energy management. Luminant Energy’s natural gas operations include direct purchases from natural gas producers, transportation agreements, storage leases and commercial retail sales. Luminant Energy currently manages approximately 15 billion cubic feet of natural gas storage capacity.

Luminant Energy manages exposure to wholesale commodity and credit related risk within established transactional risk management policies, limits and controls. These policies, limits and controls have been structured so that they are practical in application and consistent with stated business objectives. Risk management processes include capturing transactions, performing and validating valuations and reporting exposures on a daily basis using risk management information systems designed to support a large transactional portfolio. A risk management forum meets regularly to ensure that business practices comply with approved transactional limits, commodities, instruments, exchanges and markets. Transactional risks are monitored and limits are enforced to comply with the established risk policy. Luminant Energy has a disciplinary program to address any violations of the risk management policies and periodically reviews these policies to ensure they are responsive to changing market and business conditions.

Luminant Construction—Luminant Construction is developing three new lignite-fueled units in Texas with total estimated capacity of approximately 2,200 MW. The three units consist of one new generation unit at a site leased from Alcoa Inc. that is adjacent to an existing owned lignite-fueled generation unit (Sandow) and two units at an owned site (Oak Grove) that was originally slated for the construction of a generation plant a number of years ago. Aggregate cash capital expenditures for these three units are expected to total approximately $3.25 billion including all construction, site preparation and mining development costs, of which approximately $2.9 billion was spent as of June 30, 2009. Including capitalized interest and the step-up in construction work-in-process balances to fair value as a result of purchase accounting for the Merger in 2007, carrying value of the units are estimated to total approximately $4.5 billion upon completion.

Agreements were executed with EPC contractors, Bechtel Power Corporation and Fluor Enterprises, Inc., to engineer and construct the units at Sandow and Oak Grove, respectively. Design and procurement activities for the three units are essentially complete and construction is well underway. Permits for the construction of all three units have been obtained. The expected commercial operation dates of the units are as follows: Sandow in Fall 2009 and Oak Grove’s two units in late 2009 and mid 2010, respectively.

The development program includes up to $500 million for investments in state-of-the-art emissions controls for the three new units. The development program also includes an environmental retrofit program under which Luminant Construction plans to install additional environmental control systems at Luminant Power’s existing lignite/coal-fueled generation facilities. Estimated capital expenditures associated with these additional environmental control systems total approximately $1.0 billion to $1.3 billion, of which $219 million was spent through 2008. Luminant Construction has not yet completed all detailed cost and engineering studies for the additional environmental systems, and the cost estimates could change materially as Luminant Construction determines the details of and further evaluates the engineering and construction costs related to these investments.

TXU Energy—TXU Energy serves more than 2.2 million residential and commercial retail electricity customers in Texas. Texas is one of the fastest growing states in the nation with a diverse economy and, as a result, has attracted a number of competitors into the retail electricity market; consequently, competition is expected to continue to be robust. TXU Energy, as an active participant in this competitive market, provides retail electric service to all areas of the ERCOT market now open to competition, including the Dallas/Fort Worth, Houston, Corpus Christi, and lower Rio Grande Valley areas of Texas. TXU Energy continues to market its services in Texas to add new customers and to retain its existing customers. As of December 31, 2008, there were more than 130 active REPs certified to compete within the state of Texas.

TXU Energy’s strategy focuses on providing its customers with high quality customer service and creating new products and services to meet customer needs; accordingly, system and other customer care enhancements are being implemented to further improve customer satisfaction. TXU Energy offers a wide range of residential products to meet various customer needs. Starting in 2008, TXU Energy is investing $100 million over the next five years, including $6 million spent in 2008, in energy efficiency initiatives as part of a program to offer customers a broad set of innovative energy products and services.

From March to October 2007, TXU Energy implemented price reductions totaling 15% for residential customers in EFH Corp.’s historical service territory who had not already switched from the basic month-to-month plan to one of the other pricing plans offered by TXU Energy. TXU Energy provided price protection to these customers through December 2008. In addition, TXU Energy committed in 2006 to not increase prices above then current levels through 2009 for qualifying residential customers who remain on certain plans with rates that were then equal to the formerly regulated rate.

Regulation—Luminant Power is an exempt wholesale generator under the Energy Policy Act of 2005 and is subject to the jurisdiction of the NRC with respect to its nuclear generation plant. NRC regulations govern the granting of licenses for the construction and operation of nuclear-fueled generation plants and subject such plants to continuing review and regulation. Luminant Energy also holds a power marketer license from the FERC and, with respect to any wholesale power sales outside the ERCOT market, is subject to market behavior and any other competition-related rules and regulations under the Federal Power Act that are administered by the FERC.

Luminant Power and Luminant Energy are also subject to the jurisdiction of the PUCT’s oversight of the competitive ERCOT wholesale electricity market. PUCT rules do not set wholesale power prices in the market but do provide certain limits and framework for such pricing and market behavior.

TXU Energy is a licensed REP under the Texas Electric Choice Act and is subject to the jurisdiction of the PUCT with respect to provision of electricity service in ERCOT. PUCT rules govern the granting of licenses for REPs, including oversight but not setting of prices charged.

Environmental Regulations and Related Considerations

Global Climate Change

Background—In recent years, a growing concern has emerged nationally and internationally about global climate change and how greenhouse gas emissions (GHGs), such as CO2, contribute to global climate change. EFCH produces GHG emissions from the direct combustion of fossil fuels at its generation plants, primarily its nine lignite/coal-fueled generation plants. CO2, methane and NOX are emitted in this combustion process, with CO2 representing the largest portion of these GHG emissions. GHG emissions (primarily CO2) from EFCH’s combustion of fossil fuels represent the substantial majority of EFCH’s total GHG emissions. EFCH estimates that its generation plants produced an average of 57 million tons of CO2 annually from 2005 to 2008. The three lignite-fueled units currently under construction that EFCH estimates will come on-line in 2009 and 2010 will generate additional CO2 emissions. EFCH’s other GHG emission sources include, among other things, coal piles at its generation plants, refrigerant from its chilling and cooling equipment, fossil fuel combustion in its motor vehicles and electricity usage at its facilities and headquarters. Because a substantial portion of the generation portfolio consists of lignite/coal-fueled generation plants and EFCH is constructing three new lignite-fueled generation units, EFCH’s financial condition and/or results of operations could be materially adversely affected by the enactment of laws or regulations that mandate a reduction in GHG emissions or that impose financial penalties, costs or taxes on those that produce GHG emissions.

Global Climate Change Legislation—Several bills have been introduced in the US Congress or discussed by the Obama Administration that are intended to address climate change using different approaches, including a cap on carbon emissions with emitters allowed to trade unused emission allowances (cap-and-trade), a tax on carbon emissions (carbon tax) and incentives for the development of low-carbon technology. In addition to potential federal legislation to regulate GHG emissions, the US Congress might also consider other legislation that could result in the reduction of GHG emissions, such as the establishment of renewable energy portfolio standards (RPS). There is a growing consensus that some form of legislation or regulation is likely to occur in the near future at the federal level concerning GHG emissions.

EFCH, through its own evaluation and working in tandem with other companies, has supported the development of an integrated package of recommendations for the federal government to address the global climate change issue through federal legislation, including GHG emissions reduction targets for total US GHG emissions and rigorous cost containment measures to ensure that program costs are not prohibitive. In the event GHG legislation involving a cap-and-trade program is enacted, EFCH believes that such a program should be mandatory, economy-wide, consistent with expected technology development timelines and designed in a way to limit potential harm to the economy and protect consumers. EFCH contends that any mechanism for allocation of GHG emission allowances should include substantial allocation of allowances to offset the cost of GHG regulation, including the cost to electricity consumers. In addition, EFCH participates in a voluntary electric utility industry sector climate change initiative in partnership with the DOE. EFCH’s strategies are generally consistent with “EEI Global Climate Change Points of Agreement” published by the Edison Electric Institute in January 2009, and “The Carbon Principles” announced in February 2008 by three major financial institutions. Finally, EFH Corp. has created a Sustainable Energy Advisory Board that advises EFCH on technology development opportunities that reduce the effects of EFCH’s operations on the environment while balancing the need to address the energy requirements of Texas. EFH Corp.’s Sustainable Energy Advisory Board is comprised of individuals who represent the following interests, among others: the environment, customers, economic development in Texas and technology/reliability standards.

Federal Level—A number of pieces of legislation dealing with greenhouse gas (GHG) emissions have been proposed recently in the US Congress, including the Waxman-Markey bill, known as the American Clean Energy and Security Act of 2009 (Waxman-Markey). This proposed legislation is not law, but in June 2009, the bill was passed by the US House of Representatives and sent to the US Senate for consideration. President Obama has also expressed support for Waxman-Markey. As currently proposed, Waxman-Markey takes several approaches to address GHG emissions, including establishing renewable energy and energy efficiency standards, establishing performance standards for coal-fueled electricity generation units, and creating an economy-wide cap-and-trade program. The renewable energy and energy efficiency standards would require retail electricity suppliers to meet 6% of their load with renewable energy sources by 2012, increasing to 20% of their load by 2020, some of which could be met by energy efficiency measures. The performance standards for coal-fueled electricity generation units would require a 65% reduction in CO2 emissions for subject generation units initially permitted after January 1, 2020, and a 50% reduction in CO2 emissions for subject electricity generation units initially permitted between January 1, 2009 and January 1, 2020 once certain technology deployment criteria are met but no later than January 1, 2025. The cap-and-trade program would require emissions from capped sources, including coal-fueled electricity generation units, to be reduced 3% below 2005 levels by 2012, 17% by 2020, 42% by 2030 and

83% by 2050. The version of Waxman-Markey passed by the US House of Representatives included provisions that allocated a large percentage of the emissions allowances at no charge to various groups that would be impacted by such a cap-and-trade program, including certain merchant coal-fueled generation units. Waxman-Markey remains subject to deliberation and modifications in the US Senate, thereby precluding an estimate of the cost of compliance; however, if Waxman-Markey or similar legislation were to be adopted, our costs of compliance with the law could be material.

In April 2007, the US Supreme Court issued a decision in the case of Massachusetts v. US Environmental Protection Agency holding that CO2 and other GHG emissions are pollutants subject to regulation under the new motor vehicle provisions of the federal Clean Air Act. The case was remanded to the EPA for further rulemaking to determine whether GHG emissions may reasonably be anticipated to endanger public health or welfare, or in the alternative, provide a reasonable explanation why GHG emissions should not be regulated. In April 2009, the EPA issued a proposed determination finding that six GHGs in the atmosphere were pollutants under the Clean Air Act, the combination of the six GHGs formed air pollution, that this air pollution, through the mechanics of climate change, endangers public health and welfare, and that the emission of four of these GHGs by motor vehicles contributes to this air pollution and thereby the threat of climate change. Although this “endangerment finding” is in draft form and applies only to GHG emissions from motor vehicle engines, some of the GHGs that are the subject of the proposed endangerment finding are produced by the combustion of fossil fuels by other sources as well, including fossil-fueled electricity generation units. The public comment period for the proposed endangerment finding ended in June 2009. The EPA must now decide whether to issue a final endangerment finding, and whether it will proceed with the rulemaking process to promulgate regulations related to the finding. If such regulations are adopted, costs of compliance with such regulations could be material. The EPA continues to take steps indicating a desire to further regulate GHG emissions as represented by its recent proposal to establish a permitting requirement for significant new sources for GHGs.

In September, 2009, the United States Court of Appeals for the Second Circuit issued a decision in the case of State of Connecticut v. American Electric Power Company Inc. holding that various states, a municipality, and certain private trusts have standing to sue and have sufficiently alleged a cause of action under the federal common law of nuisance with regard to injuries alleged to be caused by the defendant power generation companies’ emissions of greenhouse gases. While the decision does not address the merits of such a nuisance claim, and is still subject to appeal, it may encourage or form the basis for other lawsuits asserting such nuisance claims regarding emissions of greenhouse gases. While EFCH is not a party to this suit, if any such claim was successfully asserted against EFCH in the future, it could have a material adverse effect on EFCH’s business, results of operation and financial condition.

State and Regional Level—There is no Texas state regulation in effect concerning GHGs. EFCH opposes state-by-state regulation of GHG. There are no regional initiatives concerning GHGs in which the State of Texas is a participant.

International Level—The US currently is not a party to the Kyoto Protocol, which is a protocol to the United Nations Framework Convention on Climate Change (UNFCCC). The United Nations’ Kyoto Protocol process generally requires developed countries to cap GHG emissions at certain levels during the 2008 to 2012 time period. At the conclusion of the December 2007 United Nations Climate Change Conference, the Bali Action Plan was adopted, which identifies a work group, process and timeline for the consideration of possible post-2012 international actions to further address climate change.

EFCH continues to assess the risks posed by possible future legislative or regulatory changes pertaining to GHG emissions. Because the proposals described above are in their formative stages, EFCH is unable to predict the potential effects on its business, financial condition and/or results of operations; however, any such effects could be material. The effect will depend, in large part, on the specific requirements of the legislation or regulation and how much, if any, of the costs are included in wholesale prices.

EFCH’s Voluntary Energy Efficiency, Renewable Energy, and Global Climate Change Efforts—EFCH is considering, or expects to be actively engaged in, business activities that could result in reduced GHG emissions including:

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Investing in Energy Efficiency or Related Initiatives—EFCH expects to invest $100 million in energy efficiency or related initiatives over a five-year period that began in 2008, including initiatives such as the TXU Energy Power Monitor™, an in-home display device that enables residential customers to monitor whole-house energy usage and cost in real-time, as well as projects month-end bill amounts; the TXU Energy iThermostat™, a web-enabled programmable thermostat with load control feature for cycling off air conditioners during times of peak energy demand; the development of time-based electricity rates that are expected to work in conjunction with advanced metering infrastructure; rate plans that include electricity from renewable resources; a Compact Fluorescent Light (CFL) program that provides packages of CFLs to customers; a program to refer customers to energy efficiency contractors and provide rebates to residential customers who install energy-efficient heating and cooling systems, ceiling insulation or windows; the provision of loans to business customers for purchasing new energy efficient equipment for their facilities based on a detailed engineering design through the Energy Conservation Investment Program; the Energy Efficiency Assistance Program that delivers products and services, as well as grants through social service agencies, to improve the energy efficiency of participating low income customer homes and apartment complexes; and online energy audit tools and tips for using less electricity;

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Purchasing Electricity from Renewable Sources—EFCH expects to remain a leader in the ERCOT market in providing electricity from renewable sources by purchasing up to 1,500 MW of wind power. EFCH’s total wind power portfolio is currently more than 900 MW;

•	Promoting the use of Solar Power—TXU Energy’s Solar Academy works with Texas school districts to teach and demonstrate the benefits of solar power;

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Investing in Technology—EFCH will evaluate over the next five to ten years the development and commercialization of cleaner power plant technologies, including integrated gasification combined cycle and pulverized coal emissions technology to reduce CO2 emission intensity, as well as related technologies such as electric cars and plug-in hybrid electric vehicles that have the potential to reduce overall GHG emissions;

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Evaluating the Development of a New Nuclear Generation Facility—EFCH has filed an application with the NRC for combined construction and operating licenses for up to 3,400 MW of new nuclear generation capacity (the lowest emission source of baseload generation available) at its Comanche Peak nuclear generation plant. In addition, EFCH has formed a joint venture with Mitsubishi Heavy Industries Ltd. (MHI) to further develop the units using MHI’s US-Advanced Pressurized Water Reactor technology;

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Offsetting GHG Emissions by Planting Trees—EFCH is engaged in a number of tree planting programs that offset GHG emissions, including its planting of over 1.4 million trees in 2008 (the majority of which were part of EFCH’s mining reclamation effort) and TXU Energy’s Urban Tree Farm program under which it has planted more than 100,000 trees since the program’s inception in 2002.

Sulfur Dioxide, Nitrogen Oxide and Mercury Air Emissions

The EPA has promulgated Acid Rain Program rules that require fossil-fueled plants to have sufficient SO2 emission allowances and meet certain NOX emission standards. EFCH’s generation plants meet these SO2 allowance requirements and NOX emission rates.

In 2005, the EPA issued a final rule to further reduce SO2 and NOX emissions from power plants. The SO2 and NOX reductions required under the Clean Air Interstate Rule (CAIR), which were required to be phased in between 2009 and 2015, were based on a cap and trade approach (market-based) in which a cap was put on the total quantity of emissions allowed in 28 eastern states (including Texas). Emitters were required to have allowances for each ton emitted, and emitters were allowed to trade emissions under the cap. In July 2008, the US Court of Appeals for the D.C. Circuit (D.C. Circuit Court) vacated CAIR. In December 2008, in response to an EPA petition, the D.C. Circuit Court reversed, in part, its previous ruling. Such reversal confirmed CAIR is not valid, but allowed it to remain in place while the EPA revises CAIR to correct the previously identified shortcomings. Since the D.C. Circuit Court did not prescribe a deadline for this revision, at this time, EFCH cannot predict how or when the EPA may revise CAIR. See Note 3 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 and Note 2 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009, each included elsewhere in this Prospectus, for discussion of the impairment of emission allowances intangible assets.

In 2005, the EPA also published a final rule requiring reductions of mercury emissions from coal-fueled generation plants. The Clean Air Mercury Rule (CAMR) was based on a nationwide cap and trade approach. The mercury reductions were required to be phased in between 2010 and 2018. In March 2008, the D.C. Circuit Court vacated CAMR. In February 2009, the US Supreme Court refused to hear the appeal of the D.C. Circuit Court’s ruling. Pursuant to the D.C. Circuit Court’s ruling, the EPA must begin development of rules implementing a Maximum Achievable Control Technology standard, which will likely take several years. See “—Legal Proceedings—Litigation Related to Generation Development.”

SO2 reductions required under the proposed regional haze/visibility rule (or so-called BART rule) only apply to units built between 1962 and 1977. The reductions are required on a unit-by-unit basis. The EPA provides the option for states to use CAIR to satisfy BART reductions for electric generating units, and Texas has chosen this option. The D.C. Circuit Court decision to leave CAIR in place while the EPA revises it should allow Texas to move forward with its plans.

In connection with EFCH’s construction of three new lignite-fueled generation units in Texas, EFCH has committed to reduce emissions of NOX, SO2 and mercury at its existing lignite/coal-fueled units such that the total of those emissions from both existing and new lignite/coal-fueled units are 20% below 2005 levels. EFCH has also applied with the TCEQ to seek a “maximum achievable control technology” determination for its two Oak Grove units that are under construction and has agreed to offset any emissions above those levels. This reduction is expected to be accomplished through the installation of emissions control equipment in both the new and existing units and fuel blending at some existing units. These efforts, which will involve incremental equipment investments as well as additional costs for facility operations and maintenance in the future, will be coordinated with efforts related to applicable environmental rules to provide the most cost-effective compliance plan options.

The following are the major air quality improvements planned at EFCH’s existing and new coal-fueled power plants to help meet the offset and reduction commitment:

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To reduce NOX emissions, EFCH plans to install in-duct selective catalytic reduction (SCR) systems at its Martin Lake plant. In addition, EFCH plans to install selective non-catalytic reductions systems at its Monticello and Big Brown plants and improve the low-NOX burner technology at one of its Monticello units to further reduce NOX emissions. This is in addition to external SCR systems at the existing Sandow unit and new Oak Grove units;

•	To reduce mercury emissions, all of EFCH’s new and existing plants plan to use activated carbon injection—a sorbent injection system technology, and

•

To reduce SO2 emissions, EFCH plans to increase use of lower-sulfur coal at various plants. In addition, the Martin Lake, Monticello and Big Brown plants plan to employ coal-cleaning technology to reduce both SO2 and mercury emissions.

The Clean Air Act requires each state to monitor air quality for compliance with federal health standards. The standards for ozone are not being achieved in several areas of Texas. The TCEQ adopted new State

Implementation Plan (SIP) rules in May 2007 to deal with eight-hour ozone standards. These rules require further NOX emission reductions from certain EFCH peaking natural gas-fueled units in the Dallas-Fort Worth area by spring 2009; EFCH expects to be in compliance with these rules. In March 2008, the EPA made the eight-hour ozone standards more stringent. Since SIP rules to address attainment of these new more stringent standards will not be required for approximately four years, EFCH cannot yet predict the impact of this action on its facilities.

EFCH believes that it holds all required emissions permits for facilities in operation and has applied for or obtained the necessary construction permits for facilities under construction.

Water

The TCEQ and the EPA have jurisdiction over water discharges (including storm water) from facilities in Texas. EFCH believes its facilities are presently in material compliance with applicable state and federal requirements relating to discharge of pollutants into water. EFCH believes it holds all required waste water discharge permits from the TCEQ for facilities in operation and has applied for or obtained necessary permits for facilities under construction. EFCH also believes it can satisfy the requirements necessary to obtain any required permits or renewals. Recent changes to federal rules pertaining to the Spill Prevention, Control and Countermeasure (SPCC) plans for oil-filled electrical equipment and bulk storage facilities for oil will require updating of certain of its plants and facilities.

Diversion, impoundment and withdrawal of water for cooling and other purposes are subject to the jurisdiction of the TCEQ and the EPA. EFCH believes it possesses all necessary permits for these activities from the TCEQ for its present operations. EFCH is in the process of obtaining the necessary water rights permit from the TCEQ for the lignite mine that will support the Oak Grove units. Clean Water Act Section 316(b) regulations pertaining to existing water intake structures at large generation plants were published by the EPA in 2004. As prescribed in the regulations, EFCH began implementing a monitoring program to determine the future actions that might need to be taken to comply with these regulations. In January 2007, a federal court ruled against the EPA in a lawsuit brought by environmental groups challenging aspects of these regulations, and in July 2007, the EPA announced that it was suspending the regulations pending further rulemaking. EFCH cannot predict the impact on its operations of the suspended existing regulations or of new regulations, if any, that replace them.

Radioactive Waste

EFCH currently ships low-level waste material to a disposal facility outside of Texas. Under the federal Low-Level Radioactive Waste Policy Act of 1980, as amended, the State of Texas is required to provide, either on its own or jointly with other states in a compact, for the disposal of all low-level radioactive waste generated within the state. The State of Texas has agreed to a compact for a disposal facility that would be located in Texas. That compact was ratified by Congress and signed by the President in 1998. In 2003, the State of Texas enacted legislation allowing a private entity to be licensed to accept low-level radioactive waste for disposal, and in 2004 the State received a license application from such an entity for review. In January 2009, the TCEQ Commissioners voted to approve this permit. EFCH intends to continue to ship low-level waste material off-site for as long as an alternative disposal site is available. Should existing off-site disposal become unavailable, the low-level waste material will be stored on-site. (See discussion under “—Business Organization—Luminant Power—Nuclear Generation Assets” above.)

EFCH believes that its on-site used nuclear fuel storage capability is sufficient for a minimum of five years. The nuclear industry is continuing to review ways to enhance security of used-fuel storage with the NRC to fully utilize physical storage capacity. Accordingly, EFCH is actively reviewing alternatives for used-fuel storage, including evaluation of industry techniques such as dry cask storage.

Solid Waste, Including Fly Ash Associated with Lignite/Coal-Fueled Generation

Treatment, storage and disposal of solid waste and hazardous waste are regulated at the state level under the Texas Solid Waste Disposal Act and at the federal level under the Resource Conservation and Recovery Act of

1976, as amended, and the Toxic Substances Control Act. The EPA has issued regulations under the Resource Conservation and Recovery Act of 1976 and the Toxic Substances Control Act, and the TCEQ has issued regulations under the Texas Solid Waste Disposal Act applicable to EFCH facilities. EFCH believes it is in material compliance with all applicable solid waste rules and regulations. In addition, EFCH has registered solid waste disposal sites and has obtained or applied for permits required by such regulations. In December 2008, an ash impoundment facility at another company’s site in another state ruptured releasing a significant quantity of coal ash slurry. No impoundment failures of this nature have ever occurred at any EFCH impoundments, which are inspected on a regular basis. In addition, groundwater monitoring wells are sampled routinely to ensure compliance with all applicable regulations. EFCH is unable to predict future impacts on its financial condition or operations due to any legislative or regulatory actions that may be taken in response to the impoundment failure mentioned above.

Environmental Capital Expenditures

Capital expenditures for EFCH’s environmental projects totaled $183 million in 2008 and are expected to total approximately $165 million in 2009, consisting primarily of environmental projects at existing lignite/coal- fueled generation plants. These amounts are exclusive of emissions control equipment investment planned as part of the three-unit generation development program, which is expected to total up to $500 million over the construction period. See discussion above under “—Business Organization—Luminant Construction” regarding planned investments in emissions control systems.

Legal Proceedings

Generation Development

TCEH has executed EPC agreements for the development of three lignite-fueled generation units in Texas, two units at Oak Grove and one at Sandow. Significant progress has been made on the construction of the Oak Grove units, and the unit at Sandow is in the commissioning and start-up phase.

In connection with the acquisition of the development rights to the Sandow 5 Unit, Sandow Power became a party to a federal consent decree with, among others, the US Department of Justice in August 2007 (the “Consent Decree”). A 2007 federal court order that was merged into the Consent Decree requires that, among other things, the Sandow 5 Unit achieve commercial operation (as defined in the Consent Decree) and meet certain emission-related deadlines by August 31, 2009. The Sandow 5 Unit met the commercial operation deadline by synchronizing to the ERCOT grid in early July 2009. However, due to unforeseen weather events and equipment malfunctions experienced during commissioning and start-up activities, the Sandow 5 Unit was not able to meet the emission-related deadlines by August 31, 2009. Under the terms of the Consent Decree, Sandow Power may request an extension to these deadlines for certain force majeure events (including such events as the weather events and equipment malfunctions described above). On July 14, 2009, pursuant to these provisions, Sandow Power submitted its force majeure request and ultimately requested a 75-day extension beginning on August 31, 2009. On August 18, 2009, the Department of Justice rejected Sandow Power’s force majeure request. On August 24 and 25, 2009, Sandow Power filed motions asking the federal district court that presides over the Consent Decree to resolve the parties’ differences regarding the proper interpretation of the Consent Decree deadlines and the validity of Sandow Power’s force majeure request. The federal district court held a hearing on these issues on September 10, 2009. On September 14, 2009, the federal district court granted Sandow Power’s request for force majeure relief and gave Sandow Power an additional sixty-one days from August 31, 2009 to achieve compliance with the applicable Consent Decree deadlines.

TCEH has received the air permits for the Sandow and Oak Grove units. However, the air permits remain the subject of litigation as discussed below under “—Litigation Related to Generation Facilities.”

Construction work-in-process asset balances for the Oak Grove units totaled approximately $3.1 billion as of June 30, 2009, which includes the effects of the fair value adjustments related to purchase accounting and capitalized interest. In the unexpected event that the development of the Oak Grove units was cancelled, the cancellation exposure as of June 30, 2009 would have totaled $3.2 billion, which includes the carrying value of the project and up to approximately $150 million of termination obligations. This estimated exposure amount excludes any potential recovery values for assets acquired to date and for assets already owned prior to executing such agreements that are being utilized in these projects.

Litigation Related to Generation Facilities

In September 2007, an administrative appeal challenging the order of the TCEQ issuing the air permit for construction and operation of the Oak Grove generation facility in Robertson County, Texas was filed in the State District Court of Travis County, Texas. Plaintiffs asked that the District Court reverse the TCEQ’s approval of the Oak Grove air permit and the TCEQ’s adoption and approval of the TCEQ Executive Director’s Response to Comments, and remand the matter back to TCEQ for further proceedings. In addition to this administrative appeal, two other petitions were filed in Travis County District Court by non-parties to the administrative hearing before the TCEQ and the State Office of Administrative Hearings (SOAH) seeking to challenge the TCEQ’s issuance of the Oak Grove air permit and asking the District Court to remand the matter to the SOAH for further proceedings. Finally, the plaintiffs in these two additional lawsuits filed a third, joint petition claiming insufficiencies in the Oak Grove application, permit, and process and seeking party status and remand to the SOAH for further proceedings. One of the plaintiffs has asked the District Court to consolidate all these proceedings, and the Attorney General of Texas, on behalf of TCEQ, filed pleas to the jurisdiction seeking dismissal of all but the administrative appeal. In May 2009, the District Court dismissed the claims that contest the merits of the TCEQ’s permitting decision, but declined to dismiss the claims that contest the process by which the TCEQ handled the permit application. Oak Grove Management Company LLC (a subsidiary of TCEH) has subsequently intervened in these proceedings and has filed its own pleas to the jurisdiction asking the court to dismiss the remaining collateral attack claims. EFCH believes the Oak Grove air permit granted by the TCEQ was issued in accordance with applicable law. There can be no assurance that the outcome of these matters will not adversely impact the Oak Grove project.

In June and September 2008, administrative appeals were filed in the State District Court of Travis County, Texas to challenge the administrative action of the TCEQ Executive Director in issuing an air permit alteration for the previously-permitted construction and operation of the Sandow 5 generation facility in Milam County, Texas, and the failure of the TCEQ to overturn that administrative action. Plaintiffs asked that the District Court reverse the issuance of the permit alteration. The Attorney General of Texas, on behalf of TCEQ, is defending the issuance of the permit alternation. Sandow Power has intervened in support of the TCEQ. The plaintiff’s brief was filed in late August, and the Attorney General and Sandow Power have filed responsive briefs. We believe the Sandow 5 air permit alteration administratively issued by the Executive Director of the TCEQ was issued in accordance with applicable law. There can be no assurance that the outcome of these matters will not adversely impact the Sandow 5 project.

In July 2008, the Sierra Club announced that it may sue Luminant, after the expiration of a 60-day waiting period, for violating federal Clean Air Act provisions in connection with Luminant’s Martin Lake generation facility. EFCH cannot predict whether the Sierra Club will actually file suit relating to Martin Lake or the outcome of any such proceeding.

Other Litigation

In July 2008, Alcoa Inc. filed a lawsuit in Milam County, Texas district court against EFH Corp. and a number of EFCH’s subsidiaries. The lawsuit makes various claims concerning the operation of the Sandow Unit 4 generation facility and the Three Oaks lignite mine, including claims for breach of contract, breach of fiduciary duty, fraud and conversion, and requests money damages in an unspecified amount, declaratory judgment, and other forms of equitable relief. In March 2009, Alcoa Inc. filed an amended complaint and added seven new defendants to the lawsuit, including Texas Holdings, EFCH and additional subsidiaries of EFCH. An agreed scheduling order is currently in place setting trial for May 2010. While EFCH is unable to estimate any possible loss or predict the outcome of this litigation, EFCH believes the claims made in this litigation are without merit and, accordingly, intends to vigorously defend this litigation.

Regulatory Investigations and Reviews

In June 2008, the EPA issued a request for information to TCEH under EPA’s authority under Section 114 of the Clean Air Act. The stated purpose of the request is to obtain information necessary to determine compliance with the Clean Air Act, including New Source Review Standards and air permits issued by the TCEQ for the Big Brown, Monticello and Martin Lake generation facilities. The company is cooperating with the EPA and is responding in good faith to the EPA’s request, but is unable to predict the outcome of this matter.

Other Proceedings

In addition to the above, EFCH is involved in various other legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect on its financial position, results of operations or cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2009

The following discussion and analysis of EFCH’s financial condition and results of operations as of and for the three and six months ended June 30, 2009 and 2008 was included in EFCH’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 4, 2009 (the “2nd Quarter MD&A”). The 2nd Quarter MD&A should be read in conjunction with EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 and the notes to those statements included elsewhere in this Prospectus. The 2nd Quarter MD&A should also be read in conjunction with the disclosure set forth in “Summary—Recent Developments” beginning on page 12 of this Prospectus, which provides material updates to certain of the information contained in the 2nd Quarter MD&A. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2008” below for a discussion and analysis of EFCH’s financial condition and results of operations as of and for the year ended December 31, 2008.

All dollar amounts in the tables in the following discussion and analysis are stated in millions of US dollars unless otherwise indicated.

Business

EFCH is a subsidiary of EFH Corp. and is a Dallas-based holding company that conducts its operations principally through its wholly-owned subsidiary, TCEH. TCEH is a Dallas-based holding company for subsidiaries engaged in competitive electricity market activities largely in Texas, including electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales. Commodity risk management and allocation of financial resources are performed at the consolidated level; therefore, there are no reportable business segments.

Significant Activities and Events

Long-Term Hedging Program—TCEH has a long-term hedging program designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas. Under the program, the company has entered into market transactions involving natural gas-related financial instruments, and as of June 30, 2009, has effectively sold forward approximately 1.8 billion MMBtu of natural gas (equivalent to the natural gas exposure of approximately 230,000 GWh at an assumed 8.0 market heat rate) over the next five years at weighted average annual hedge prices ranging from $7.19 per MMBtu to $7.99 per MMBtu. These transactions, as well as forward power sales, have effectively hedged an estimated 68% of the natural gas price exposure related to TCEH’s expected generation output for the period beginning July 1, 2009 and ending December 31, 2014 (on an average basis for such period and assuming an 8.0 market heat rate). The hedges were entered into with the continuing expectation that wholesale electricity prices in ERCOT will be highly correlated with natural gas prices, which are expected to be the marginal fuel for the purpose of setting electricity prices approximately 75% to 90% of the time. If the correlation changes in the future, the cash flows targeted under the long-term hedging program may not be achieved.

The long-term hedging program is comprised primarily of contracts with prices based on the NYMEX Henry Hub pricing point. However, because there are other local and regional natural gas pricing points such as Houston Ship Channel, future wholesale power prices in ERCOT may not correlate as closely to the Henry Hub pricing as other pricing points, which could decrease the effectiveness of the positions in the long-term hedging program in mitigating power price exposure. The company has hedged more than 95% of the Houston Ship Channel versus Henry Hub pricing point risk for the second half of 2009 period.

Beginning in the second quarter of 2008, the company entered into related put and call transactions (referred to as collars), primarily for year 2014 of the program, that effectively hedge natural gas prices within a range. These transactions represented approximately 5% of the positions in the long-term hedging program at June 30,

2009, with the approximate weighted average strike prices under the collars being a floor of $7.80 per MMBtu and a ceiling of $11.75 per MMBtu. Financial instruments, including collars, are expected to be employed in future hedging activity under the long-term hedging program.

The following table summarizes the natural gas hedges in the long-term hedging program as of June 30, 2009:

	Measure	Balance 2009 (a)	2010	2011	2012	2013	2014	Total
Natural gas hedge volumes (b)	mm MMBtu	~112	~341	~496	~492	~300	~94	~1,835
Weighted average hedge price (c)	$/MMBtu	~7.99	~7.80	~7.56	~7.36	~7.19	~7.80	—
Weighted average market price (d)	$/MMBtu	~4.39	~6.06	~6.89	~7.16	~7.30	~7.43	—

(a)	Balance of 2009 is from July 1, 2009 through December 31, 2009
(b)	Where collars are reflected, the volumes are estimated based on the natural gas price sensitivity (i.e. delta position) of the derivatives. The notional volumes for collars are approximately 150 million MMBtu, which corresponds to a delta position of approximately 94 million MMBtu in 2014.
(c)	Weighted average hedge prices are based on sales prices of forward natural gas sales positions in the long-term hedging program based on NYMEX Henry Hub prices. Where collars are reflected, sales price represents the collar floor price.
(d)	Based on NYMEX Henry Hub prices.

Changes in the fair value of the instruments in the long-term hedging program are being recorded as unrealized gains and losses in net income, which has and could continue to result in significant volatility in reported net income. Based on the size of the long-term hedging program as of June 30, 2009, a $1.00/MMBtu change in natural gas prices across the five-year hedged period would result in the recognition of up to approximately $1.8 billion in pretax unrealized mark-to-market gains or losses.

The reported unrealized mark-to-market net loss related to the long-term hedging program for the three months ended June 30, 2009 totaled $492 million due to an increase in forward prices of natural gas. The reported unrealized net gain for the six months ended June 30, 2009 totaled $665 million due to a net decrease in the forward prices of natural gas. Given the volatility of natural gas prices, it is not possible to predict future reported unrealized mark-to-market gains or losses and the actual gains or losses that will ultimately be realized upon settlement of the hedge positions in future years. If natural gas prices at settlement are lower than the prices of the hedge positions, the hedges are expected to mitigate the otherwise negative effect on earnings of lower wholesale electricity prices. However, if natural gas prices at settlement are higher than the prices of the hedge positions, the hedges are expected to dampen the otherwise positive effect on earnings of higher wholesale electricity prices and will in this context be viewed as having resulted in an opportunity cost. The cumulative unrealized mark-to-market net gain related to positions in the long-term hedging program totaled $1.537 billion and $871 million at June 30, 2009 and December 31, 2008, respectively. These values can change materially as market conditions change.

As of June 30, 2009, more than 95% of the long-term hedging program transactions were directly or indirectly secured by a first-lien interest in TCEH’s assets (including the transactions supported by the TCEH Commodity Collateral Posting Facility—see discussion below under “—Financial Condition—Liquidity and Capital Resources”) thereby reducing the cash and letter of credit collateral requirements for the hedging program.

The following sensitivity table provides estimates of the potential impact (in $millions) of movements in natural gas and certain other commodity prices and market heat rates on realized pre-tax earnings for the periods presented. The estimates related to price sensitivity are based on TCEH’s unhedged position and forward prices as of June 30, 2009, which for natural gas reflects estimates of electricity generation less amounts hedged through the long-term natural gas hedging program and amounts under existing wholesale and retail sales contracts. On a rolling twelve-month basis, the substantial majority of retail sales under month-to-month arrangements are deemed to be under contract.

	Balance 2009 (a)		2010		2011		2012		2013
$1.00/MMBtu change in gas price (b)	$	~9	$	~65	$	~60	$	~115	$	~295
0.1/MWh/MMBtu change in market heat rate (c)	$	~1	$	~25	$	~50	$	~60	$	~60
$1.00/gallon change in diesel fuel price		$—		$—		$—		$—	$	~50
$10.00/pound change in uranium/nuclear fuel		$—		$—		$—	$	~4	$	~1

(a)	Balance of 2009 is from August 1, 2009 through December 31, 2009.
(b)	Assumes conversion of electricity positions based on an approximate 8.0 market heat rate with natural gas being on the margin 75% to 90% of the time (i.e. when coal is forecast to be on the margin, no natural gas position is assumed to be generated).
(c)	Based on Houston Ship Channel natural gas prices as of June 30, 2009.

TCEH Interest Rate Swap Transactions—As of June 30, 2009, TCEH had entered into a series of interest rate swaps that effectively fix the interest rates at between 7.3% and 8.3% on $17.55 billion principal amount of its senior secured debt maturing from 2009 to 2014. None of these swaps were entered into in 2009. Taking into consideration these swap transactions, approximately 9% of EFCH’s total long-term debt portfolio at June 30, 2009 was exposed to variable interest rate risk. TCEH also entered into interest rate basis swap transactions, which further reduce fixed borrowing costs, related to an aggregate of $17.4 billion principal amount of senior secured debt, including swaps related to $6.45 billion principal amount of debt that were entered into in January through June 2009. In July 2009, TCEH entered into additional interest rate basis swap transactions related to an aggregate $3.1 billion principal amount of senior secured debt. EFCH may enter into additional interest rate hedges from time to time. Unrealized mark-to-market net gains related to all TCEH interest rate swaps, which are reported in interest expense and related charges, totaled $460 million and $665 million for the three and six month periods ended June 30, 2009, respectively. The cumulative unrealized mark-to-market net liability related to all TCEH interest rate swaps totaled $1.3 billion at June 30, 2009, of which $294 million (pre-tax) was reported in accumulated other comprehensive income. These fair values can change materially as market conditions change, which could result in significant volatility in reported net income. See discussion in Note 4 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus regarding various interest rate swap transactions.

Texas Generation Facilities Development—TCEH is developing three lignite-fueled generation units (2 units at Oak Grove and 1 unit at Sandow) in the state of Texas with a total estimated capacity of approximately 2,200 MW. Air permits for construction of all three units have been obtained and considerable progress has been made on the construction of the units. See discussion immediately below regarding the status of the Sandow unit. Oak Grove’s two units are expected to commence commercial operation in late 2009 and mid 2010, respectively. Aggregate cash capital expenditures for these three units are expected to total approximately $3.25 billion including all construction, site preparation and mining development costs, of which approximately $2.9 billion was spent as of June 30, 2009. Total recorded costs, including purchase accounting fair value adjustments and capitalized interest, are expected to total approximately $4.5 billion upon completion of the units, and the balance was $4.1 billion as of June 30, 2009. See discussion in Note 5 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus under “Litigation Related to Generation Facilities” regarding pending litigation related to the Oak Grove units.

In early July 2009, the Sandow unit synchronized to the ERCOT power grid and produced power for sale to third parties. Despite the challenges from several unforeseen weather events (e.g. Hurricanes Ike and Dolly in 2008) and, more recently, equipment malfunctions that the project has experienced during commissioning and start-up activities, the project’s cost remains on budget, and the expected commercial operation date is Fall 2009. See Note 5 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus regarding potential penalties that could be incurred under a federal consent decree if the unit, operating at full capacity, does not meet certain emission rate limits.

Nuclear Generation Development—In September 2008, TCEH filed a combined operating license application with the NRC for two new nuclear generation units, each with approximately 1,700 MW (gross) capacity, at its existing Comanche Peak nuclear generation site. In connection with the filing of the application, in January 2009, TCEH and Mitsubishi Heavy Industries Ltd. (MHI) formed a joint venture to further the development of the two new nuclear generation units using MHI’s US—Advanced Pressurized Water Reactor technology. A subsidiary of TCEH owns an 88% interest in the joint venture, and a subsidiary of MHI owns a 12% interest.

In March 2009, the NRC announced an official review schedule for the license application. Based on the schedule, the NRC expects to complete its review by December 2011, and it is expected that a license would be issued approximately one year later.

While TCEH was not one of the initial four applicants selected to receive DOE loan guarantees, it continues to update its DOE loan guarantee application for financing the proposed units.

Idling of Natural Gas-Fueled Units—In February 2009, EFCH notified ERCOT of plans to retire 11 of its natural gas-fueled units, totaling 2,229 MW of capacity (2,341 MW installed nameplate capacity), in May 2009, and mothball (idle) an additional four units, totaling 1,596 MW of capacity (1,675 MW of installed nameplate capacity), in September 2009. In May 2009, EFCH entered into a reliability-must-run (RMR) agreement for the remainder of 2009 with ERCOT for the operation of one unit with 115 MW of capacity (115 MW of installed nameplate capacity) originally planned to be retired. EFCH is also negotiating an RMR agreement with ERCOT for one of the units planned to be mothballed with 515 MW of capacity (540 MW of installed nameplate capacity); if executed, the RMR agreement is expected to begin in September or October 2009. The other units were retired in May 2009 or are scheduled to be mothballed in September 2009 as originally planned. An impairment charge of $229 million related to the carrying value of these units was recorded in the fourth quarter of 2008.

Global Climate Change—Federal Legislation—A number of pieces of legislation dealing with greenhouse gas (GHG) emissions have been proposed recently in the US Congress, including the Waxman-Markey bill, known as the American Clean Energy and Security Act of 2009 (Waxman-Markey). This proposed legislation is not law, but in June 2009, the bill was passed by the US House of Representatives and sent to the US Senate for consideration. President Obama has also expressed support for Waxman-Markey. As currently proposed, Waxman-Markey takes several approaches to address GHG emissions, including establishing renewable energy and energy efficiency standards, establishing performance standards for coal-fueled electricity generation units, and creating an economy-wide cap-and-trade program. The renewable energy and energy efficiency standards would require retail electricity suppliers to meet 6% of their load with renewable energy sources by 2012, increasing to 20% of their load by 2020, some of which could be met by energy efficiency measures. The performance standards for coal-fueled electricity generation units would require a 65% reduction in CO2 emissions for subject generation units initially permitted after January 1, 2020 and a 50% reduction in CO2 emissions for subject electricity generation units initially permitted between January 1, 2009 and January 1, 2020 once certain technology deployment criteria are met but no later than January 1, 2025. The cap-and-trade program would require emissions from capped sources, including coal-fueled electricity generation units, to be reduced 3% below 2005 levels by 2012, 17% by 2020, 42% by 2030 and 83% by 2050. The version of Waxman-Markey passed by the US House of Representatives included provisions that allocated a large percentage of the emissions allowances at no charge to various groups that would be impacted by such a cap-and-trade program, including certain merchant coal-fueled generation units. Waxman-Markey remains subject to deliberation and modifications in the US Senate, thereby precluding an estimate of the cost of compliance; however, if Waxman-Markey or similar legislation were to be adopted, EFCH’s costs of compliance with the law could be material.

In April 2007, the US Supreme Court issued a decision in the case of Massachusetts v. US Environmental Protection Agency holding that CO2 and other GHG emissions are pollutants subject to regulation under the new motor vehicle provisions of the federal Clean Air Act. The case was remanded to the EPA for further rulemaking to determine whether GHG emissions may reasonably be anticipated to endanger public health or welfare, or in the alternative, provide a reasonable explanation why GHG emissions should not be regulated. In April 2009, the EPA issued a proposed determination finding that six GHGs in the atmosphere were pollutants under the Clean Air Act, the combination of the six GHGs formed air pollution, that this air pollution, through the mechanics of climate change, endangers public health and welfare, and that the emission of four of these GHGs by motor vehicles contributes to this air pollution and thereby the threat of climate change. Although this “endangerment finding” is in draft form and applies only to GHG emissions from motor vehicle engines, some of the GHGs that are the subject of the proposed endangerment finding are produced by the combustion of fossil fuels by other sources as well, including fossil-fueled electricity generation units. The public comment period for the proposed endangerment finding ended in June 2009. The EPA must now decide whether to issue a final endangerment finding, and whether it will proceed with the rulemaking process to promulgate regulations related to the finding. If such regulations are adopted, costs of compliance with such regulations could be material.

Results of Operations

Sales Volume and Customer Count Data

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2009	2008		2009	2008
Sales volumes:
Retail electricity sales volumes—(GWh):
Residential	7,084	6,941	2.1	12,964	13,055	(0.7)
Small business (a)	1,908	1,867	2.2	3,629	3,561	1.9
Large business and other customers	3,551	3,574	(0.6)	6,857	6,913	(0.8)

Total retail electricity	12,543	12,382	1.3	23,450	23,529	(0.3)
Wholesale electricity sales volumes	10,262	12,568	(18.3)	20,053	23,058	(13.0)
Net sales (purchases) of balancing electricity to/from ERCOT	(112)	(1,236)	—	(265)	(1,480)	—

Total sales volumes	22,693	23,714	(4.3)	43,238	45,107	(4.1)

Average volume (kWh) per retail customer (b):
Residential	3,688	3,700	(0.3)	6,777	6,987	(3.0)
Small business	6,891	6,877	0.2	13,126	13,011	0.9

Weather (service territory average)—percent of normal (c):
Cooling degree days	105.6%	120.8%	(12.6)	110.6%	123.8%	(10.7)
Heating degree days	112.9%	90.9%	24.2	89.3%	93.9%	(4.9)

Customer counts:
Retail electricity customers (end of period and in thousands) (d):
Residential				1,911	1,880	1.6
Small business (a)				279	274	1.8
Large business and other customers				21	28	(25.0)

Total retail electricity customers				2,211	2,182	1.3

(a)	Customers with demand of less than 1 MW annually.
(b)	Calculated using average number of customers for the period.

(c)	Weather data is obtained from Weatherbank, Inc., an independent company that collects and archives weather data from reporting stations of the National Oceanic and Atmospheric Administration (a federal agency under the US Department of Commerce).
(d)	Based on number of meters. Typically, large business and other customers have more than one meter; therefore, number of meters does not reflect the number of individual customers. June 30, 2008 amounts reflect a reclassification of 19 thousand meters from residential to small business to conform to current presentation.

Revenue and Commodity Hedging and Trading Activities

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2009	2008		2009	2008
Operating revenues:
Retail electricity revenues:
Residential	$984	$937	5.0	$1,776	$1,708	4.0
Small business (a)	295	274	7.7	558	518	7.7
Large business and other customers	310	379	(18.2)	625	695	(10.1)

Total retail electricity revenues	1,589	1,590	(0.1)	2,959	2,921	1.3
Wholesale electricity revenues (b)	314	1,037	(69.7)	663	1,663	(60.1)
Net sales (purchases) of balancing electricity to/from ERCOT	(22)	(148)	85.1	(45)	(184)	75.5
Amortization of intangibles (c)	1	(11)	—	(10)	(41)	75.6
Other operating revenues	63	99	(36.4)	144	191	(24.6)

Total operating revenues	$1,945	$2,567	(24.2)	$3,711	$4,550	(18.4)

Commodity hedging and trading activities:
Unrealized net gains (losses) from changes in fair value	$(265)	$(4,768)	—	$890	$(6,305)	—
Unrealized net (gains) losses representing reversals of previously recognized fair values of positions settled in the current period	(35)	(31)	(12.9)	(141)	(88)	(60.2)
Realized net gains (losses) on settled positions	52	72	(27.8)	131	100	31.0

Total gain (loss)	$(248)	$(4,727)	—	$880	$(6,293)	—

(a)	Customers with demand of less than 1 MW annually.
(b)	Upon settlement of physical derivative power sales and purchase contracts that are accounted for on a mark-to-market basis, wholesale electricity revenues and natural gas fuel and purchase power expense are reported at approximated market prices instead of the contract price, as required by accounting rules. As a result, physically settled contract amounts include a noncash component, which the company refers to as “unrealized.” For the three months ended June 30, 2009 and 2008, these amounts totaled $63 million in net losses and $79 million in net gains, respectively, reported in wholesale electricity revenues, and $43 million in net gains and $49 million in net losses, respectively, reported in natural gas fuel and purchased power expense. For the six months ended June 30, 2009 and 2008, these amounts totaled $123 million in net losses and $79 million in net gains, respectively, reported in wholesale electricity revenues, and $84 million in net gains and $49 million in net losses, respectively, reported in natural gas fuel and purchased power expense.
(c)	Represents amortization of the intangible net asset value of retail and wholesale power sales agreements resulting from purchase accounting.

Production, Purchased Power and Delivery Cost Data

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2009	2008		2009	2008
Fuel, purchased power costs and delivery fees ($ millions):
Nuclear fuel	$29	$21	38.1	$58	$44	31.8
Lignite/coal	147	158	(7.0)	299	313	(4.5)

Total baseload fuel	176	179	(1.7)	357	357	—
Natural gas fuel and purchased power (a)	302	966	(68.7)	521	1,371	(62.0)
Amortization of intangibles (b)	70	77	(9.1)	140	159	(11.9)
Other costs	49	114	(57.0)	107	210	(49.0)

Fuel and purchased power costs	597	1,336	(55.3)	1,125	2,097	(46.4)
Delivery fees	360	322	11.8	675	626	7.8

Total	$957	$1,658	(42.3)	$1,800	$2,723	(33.9)

Fuel and purchased power costs (which excludes generation plant operating costs) per MWh:
Nuclear fuel	$5.68	$4.69	21.1	$5.62	$4.65	20.9
Lignite/coal (c)	16.03	16.62	(3.5)	16.47	16.09	2.4
Natural gas fuel and purchased power	39.31	93.78	(58.1)	41.14	83.11	(50.5)

Delivery fees per MWh	$28.44	$25.83	10.1	$28.51	$26.30	8.4

Production and purchased power volumes (GWh):
Nuclear	5,103	4,531	12.6	10,293	9,452	8.9
Lignite/coal	10,450	10,505	(0.5)	20,705	21,457	(3.5)

Total baseload generation	15,553	15,036	3.4	30,998	30,909	0.3
Natural gas-fueled generation	775	1,192	(35.0)	1,033	1,718	(39.9)
Purchased power	6,904	9,105	(24.2)	11,633	14,775	(21.3)

Total energy supply	23,232	25,333	(8.3)	43,664	47,402	(7.9)
Line loss and power imbalances	539	1,619	(66.7)	426	2,295	(81.4)

Net energy supply volumes	22,693	23,714	(4.3)	43,238	45,107	(4.1)

Baseload capacity factors (%):
Nuclear	101.8%	90.3%	12.7	103.2%	94.2%	9.6
Lignite/coal	82.0%	82.1%	(0.1)	81.7%	84.0%	(2.7)
Total baseload	87.6%	84.4%	3.8	87.8%	86.9%	1.0

(a)	See note (b) on previous page.
(b)	Represents amortization of the intangible net asset values of emission credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel resulting from purchase accounting.
(c)	Includes depreciation and amortization of lignite mining assets, which is reported in the depreciation and amortization expense line item, but is part of overall fuel costs.

Financial Results

Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Operating revenues decreased $622 million, or 24%, to $1.945 billion in 2009.

Wholesale electricity revenues decreased $723 million, or 70%, as compared to 2008, when wholesale revenues increased 94%. Volatility in wholesale revenues and purchased power costs reflects movements in natural gas prices, as lower natural gas prices in 2009 drove a 63% decline in average wholesale electricity sales prices. Reported wholesale revenues and purchased power costs also reflect changes in volumes of bilateral contracting activity entered into to mitigate the effects of demand volatility and congestion. Results in 2009 reflect lower demand volatility and a decline in congestion, which drove an 18% decrease in sales volumes. Realized gains in 2009 on hedging activities mitigated the effect of lower wholesale electricity prices (see discussion of results from commodity hedging and trading activities below).

Retail electricity revenues of $1.589 billion in 2009 represented a decline of $1 million from 2008 and reflected the following:

•

Lower average pricing, principally in the contract business markets, contributed $22 million to the revenue decline. The change in average pricing reflected lower average contracted business rates driven by lower wholesale electricity prices, partially offset by higher average pricing in the residential and non-contract business markets resulting from advanced meter surcharges as well as changes in customer mix.

•

A one percent increase in retail sales volumes increased revenues by $21 million. Volume increases of 2% in both the residential and small business markets reflected higher customer counts, while large business market volumes decreased 1% due to general economic conditions, somewhat offset by customer mix.

•	Total retail electricity customer count at June 30, 2009 increased one percent from June 30, 2008 driven by a two percent increase in the residential and small business markets.

In July 2009, we announced retail residential price reductions of as much as 15% applicable to over 250,000 existing customers on month-to-month plans as well as reductions on offerings for new customers. The price reductions, which are effective in August 2009, reflect declines in wholesale electricity prices.

Bilateral electricity contracting activity includes hedging transactions that utilize contracts for physical delivery. Wholesale sales and purchases of electricity are reported gross in the income statement if the transactions are scheduled for physical delivery with ERCOT.

Wholesale balancing activity represents intraday purchases and sales transactions with ERCOT for real-time balancing purposes, as measured in 15-minute intervals, which are highly variable and in 2009 reflected reduced volatility and congestion, in part due to actions taken by ERCOT.

Other operating revenues decreased $36 million, or 36%, to $63 million in 2009 due to the effect of lower natural gas prices and lower volumes on sales of natural gas to retail industrial customers.

The change in operating revenues also reflected a $12 million reduction in amortization of intangible assets arising in purchase accounting.

Fuel, purchased power costs and delivery fees decreased $701 million, or 42%, to $957 million in 2009. This decrease was driven by lower purchased power costs due to the effect of lower natural gas prices, decreased demand volatility and reduced congestion as discussed above regarding wholesale revenues. Lower costs of replacement power during unplanned generation unit repair outages resulted in improved margin. Other factors contributing to lower fuel and purchased power costs included lower natural gas-fueled generation and lower related fuel costs ($150 million), the effect of lower natural gas prices and volumes on natural gas purchased for sale to retail industrial customers ($47 million) and lower amortization of intangible assets arising in purchase accounting ($7 million).

Overall baseload generation production increased 3% in 2009 reflecting a 13% increase in nuclear production, partially offset by a 1% decrease in lignite/coal-fueled production. The increase in nuclear production, which reflects a refueling outage in 2008, resulted in improved margin.

Net gain (loss) from commodity hedging and trading activities include realized and unrealized gains and losses associated with financial instruments used for commodity hedging and trading purposes, as well as gains and losses on physical sales and purchases of commodities for trading and hedging purposes. A substantial majority of the commodity hedging activities are intended to mitigate the risk of commodity price movements on future revenues and involve natural gas positions entered into as part of the long-term hedging program. The results of these activities have been volatile because of the effects of movements in forward natural gas prices on unrealized mark-to-market valuations. Following is an analysis of amounts reported as net gain (loss) from commodity hedging and trading activities for the three months ended June 30, 2009 and 2008:

Three Months Ended June 30, 2009—Unrealized mark-to-market net losses totaling $300 million included:

•

$328 million in net losses related to hedge positions, which includes $272 million in net losses from changes in fair value, a $3 million day one loss related to a commodity hedging position (see Note 7 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus) and $53 million in net losses that represent reversals of previously recorded fair values of positions settled in the period, and

•

$28 million in net gains related to trading positions, which includes $10 million in net gains from changes in fair value and $18 million in net gains that represent reversals of previously recorded fair values of positions settled in the period.

Realized net gains totaling $52 million include:

•	$64 million in net gains related to positions that primarily hedged electricity revenues recognized in the period, and

•	$12 million in net losses related to trading positions.

Three Months Ended June 30, 2008—Unrealized mark-to-market net losses totaling $4.799 billion include:

•

$4.754 billion in net losses related to hedge positions, which includes $4.752 billion in net losses from changes in fair values and $2 million in net losses that represent reversals of previously recorded fair values of positions settled in the period;

•

$39 million in “day one” losses related to large hedge positions (see Note 7 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus), and

•

$4 million in net losses related to trading positions, which includes $25 million in net gains from changes in fair value and $29 million in net losses that represent reversals of previously recorded fair values of positions settled in the period.

Realized net gains totaling $72 million include:

•	$44 million in net gains related to positions that offset hedged electricity revenues and fuel and purchased power costs recognized in the period, and

•	$29 million in net gains related to trading positions.

Operating costs decreased $10 million, or 5%, to $174 million in 2009. The decrease reflected $13 million in 2008 maintenance costs incurred for a planned nuclear generation unit outage and a $4 million decrease in property taxes, partially offset by $5 million in operational readiness costs incurred in preparation for new lignite-fueled plant start-up and $2 million in higher maintenance costs incurred during lignite-fueled outages in 2009.

Depreciation and amortization increased $21 million, or 8%, to $283 million in 2009. The increase represents incremental amortization expense related to the intangible value of retail customer relationships ($10 million), increased lignite/coal-fueled plant depreciation and increased mining-related asset retirement obligations, partially offset by lower natural gas plant depreciation resulting from the natural gas plant impairment in late 2008.

SG&A expenses increased $21 million, or 12%, to $192 million in 2009. The increase reflected $11 million in higher transition costs associated with implementing a new customer information management system and insourcing call center operations, $7 million in higher retail bad debt expense and $1 million in costs related to the nuclear generation development joint venture.

Interest income decreased $4 million, or 27%, to $11 million in 2009 reflecting lower average loans to affiliates.

Interest expense and related charges decreased by $416 million, or 64%, to $235 million in 2009 reflecting a $460 million unrealized mark-to-market gain related to interest rate swaps, which was partially offset by $44 million in noncash amortization of losses on interest rate swaps dedesignated as cash flow hedges in August 2008. The change in interest expense also reflected $26 million in higher average interest rates, offset by $19 million in lower average borrowings and $7 million in increased capitalized interest.

Income tax benefit totaled $50 million in 2009 compared to income tax benefit of $1.8 billion in 2008. The effective benefit rates were 31.8% in 2009 and 35.6% in 2008. The rate decrease reflects higher interest accrued for uncertain tax positions on a significantly lower loss in 2009.

Results improved $3.182 billion to net loss of $107 million in 2009, driven by the decrease in unrealized mark-to-market net losses related to commodity hedging activities and the unrealized net gains related to interest rate swaps.

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Operating revenues decreased $839 million, or 18%, to $3.711 billion in 2009.

Wholesale electricity revenues decreased $1.0 billion, or 60%, as compared to 2008 when revenues increased 69%. Volatility in wholesale revenues and purchased power costs reflects movements in natural gas prices, as lower natural gas prices in 2009 drove a 54% decline in average wholesale electricity sales prices. Reported wholesale revenues and purchased power costs also reflect changes in volumes of bilateral contracting activity entered into to mitigate the effects of demand volatility and congestion. Results in 2009 reflect lower demand volatility and a decline in congestion, which drove a 13% decline in wholesale sales volumes. Realized gains in 2009 on hedging activities mitigated the effect of lower wholesale electricity prices (see discussion of results from commodity hedging and trading activities below).

A $38 million, or 1%, increase in retail electricity revenues reflected the following:

•

Higher average pricing, principally in residential and non-contract business markets, contributed $48 million to the revenue increase. The change in average pricing reflected price increases due to higher contracted power supply costs and higher delivery fees resulting from advanced meter surcharges, as well as changes in customer mix.

•

A slight decline in retail sales volumes reduced revenues by $10 million. Residential volumes declined 1% as the effect on usage of a decrease in cooling and heating degree days was partially offset by higher customer counts. Small business volumes increased 2% on higher customer counts, while large business market volumes decreased 1% due to general economic conditions, somewhat offset by customer mix.

Bilateral electricity contracting activity includes hedging transactions that utilize contracts for physical delivery. Wholesale sales and purchases of electricity are reported gross in the income statement if the transactions are scheduled for physical delivery with ERCOT.

Wholesale balancing activity represents intraday purchases and sales transactions with ERCOT for real-time balancing purposes, as measured in 15-minute intervals, which are highly variable and in 2009 reflected reduced volatility and congestion, in part due to actions taken by ERCOT.

Other operating revenues decreased $47 million, or 25%, to $144 million in 2009 due to the effect of lower natural gas prices and volumes on sales of natural gas to retail industrial customers.

The change in operating revenues also reflected a $31 million reduction in amortization of intangible assets arising in purchase accounting.

Fuel, purchased power costs and delivery fees decreased $923 million, or 34%, to $1.8 billion in 2009. This decrease was driven by lower purchased power costs due to the effect of lower natural gas prices, decreased demand volatility and reduced congestion as discussed above regarding wholesale revenues. Lower costs of replacement power during unplanned generation unit repair outages contributed to improved margin. Other factors contributing to lower fuel and purchased power costs included lower natural gas-fueled generation and lower related fuel costs ($189 million), the effect of lower natural gas prices on natural gas purchased for sale to retail industrial customers ($77 million) and lower amortization of intangible assets arising in purchase accounting ($19 million).

Overall baseload generation production increased slightly in 2009 reflecting a 9% increase in nuclear production, partially offset by a 4% decrease in lignite/coal-fueled production. The increase in nuclear production, which reflects a refueling outage in 2008, resulted in improved margin. The decrease in lignite/coal-fueled production reflected reductions during certain periods when power could be purchased in the wholesale market at prices below production costs, which was largely due to lower natural gas prices and higher wind generation availability, partially offset by lower maintenance and repair outages.

Following is an analysis of amounts reported as net gain (loss) from commodity hedging and trading activities for the six months ended June 30, 2009 and 2008:

Six Months Ended June 30, 2009—Unrealized mark-to-market net gains totaling $749 million included:

•

$754 million in net gains related to hedge positions, which includes $892 million in net gains from changes in fair value, a $3 million day one loss related to a commodity hedging position (see Note 7 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus) and $135 million in net losses that represent reversals of previously recorded fair values of positions settled in the period, and

•

$5 million in net losses related to trading positions, which includes $1 million in net gains from changes in fair value and $6 million in net losses that represent reversals of previously recorded fair values of positions settled in the period.

Realized net gains totaling $131 million include:

•	$137 million in net gains related to positions that primarily hedged electricity revenues recognized in the period, and

•	$6 million in net losses related to trading positions.

Six Months Ended June 30, 2008—Unrealized mark-to-market net losses totaling $6.393 billion include:

•

$6.337 billion in net losses related to hedge positions, which includes $6.318 billion in net losses from changes in fair values and $19 million in net losses that represent reversals of previously recorded fair values of positions settled in the period;

•

$58 million in “day one” losses related to large hedge positions (see Note 7 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus), and

•

$6 million in net gains related to trading positions, which includes $75 million in net gains from changes in fair value and $69 million in net losses that represent reversals of previously recorded fair values of positions settled in the period.

Realized net gains totaling $100 million include:

•	$29 million in net gains related to hedge positions that offset hedged electricity revenues and fuel and purchased power costs recognized in the period, and

•	$71 million in net gains related to trading positions.

Operating costs increased $1 million, or less than 1%, to $343 million in 2009. The increase reflected $10 million in higher maintenance costs incurred during planned and unplanned lignite-fueled plant outages in 2009, $9 million in operational readiness costs incurred in preparation for new lignite-fueled plant start-up and $4 million related to timing and scope of nuclear and natural gas-fueled plant base maintenance costs, partially offset by the effect of $22 million in 2008 maintenance costs incurred for a planned nuclear generation unit outage.

Depreciation and amortization increased $28 million, or 5%, to $559 million in 2009. The increase represents incremental amortization expense related to the intangible value of retail customer relationships ($18 million), increased lignite/coal-fueled plant depreciation and increased mining-related reclamation obligations depreciation, partially offset by lower natural gas plant depreciation resulting from the natural gas plant impairment in late 2008.

SG&A expenses increased $41 million, or 13%, to $363 million in 2009. The increase reflected $18 million in higher transition costs associated with the implementation of a new retail customer information management system and insourcing call center operations, $11 million in higher retail bad debt expense, $4 million in higher employee-related expenses in wholesale operations and $3 million in costs related to the nuclear generation development joint venture.

See Note 2 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for discussion of the additional impairment of goodwill of $70 million.

Other income totaled $5 million in 2009 and $6 million in 2008. Other deductions totaled $14 million in 2009 and $19 million in 2008. See Note 12 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for more details.

Interest income decreased $5 million, or 21%, to $19 million in 2009 reflecting lower average loans to affiliates.

Interest expense and related charges decreased by $604 million, or 46%, to $706 million in 2009 reflecting a $665 million unrealized mark-to-market net gain related to interest rate swaps, which was partially offset by $84 million in noncash amortization of losses on interest rate swaps dedesignated as cash flow hedges. The change in interest expense also reflected $27 million in increased capitalized interest, partially offset by $4 million in higher average rates.

Income tax expense totaled $294 million in 2009 compared to an income tax benefit of $2.480 billion in 2008. The effective rate was 41.2% on income in 2009 and 35.4% on a loss in 2008. The increase in the rate reflected the non-deductible goodwill impairment in 2009 and a decrease in the lignite depletion deduction due to increased usage of purchased coal. The rate increase also reflected higher interest accrued for uncertain tax positions on income in 2009 compared to a loss in 2008.

Results increased $4.947 billion to net income of $419 million in 2009, driven by unrealized mark-to-market net gains related to commodity hedging activities, compared to unrealized net losses in 2008, and unrealized mark-to-market net gains related to interest rate swaps, partially offset by a charge for the impairment of goodwill.

Energy-Related Commodity Contracts and Mark-to-Market Activities

The table below summarizes the changes in commodity contract assets and liabilities for the six months ended June 30, 2009. The net change in these assets and liabilities totaling $709 million, excluding “other activity” as described below, represents the pretax effect on earnings of positions in the commodity contract portfolio that are marked-to-market in net income (see Note 7 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus). These positions represent both economic hedging and trading activities.

Six Months Ended June 30, 2009
Commodity contract net asset (liability) at beginning of period	$430
Settlements of positions (a)	(181)
Unrealized mark-to-market valuations due to changes in fair value (b)	890
Other activity (c)	40

Commodity contract net asset (liability) at end of period (d)	$1,179

(a)	Represents reversals of previously recognized unrealized gains and losses upon settlement (offsets realized gains and losses recognized in the settlement period).
(b)	Primarily represents mark-to-market effects of positions in the long-term hedging program (see discussion above under “—Business—Significant Activities and Events—Long-Term Hedging Program.”
(c)	This amount does not represent unrealized gains or losses. Includes initial values of positions involving the receipt or payment of cash or other consideration.
(d)	Excludes $12 million net liability associated with positions accounted for as cash flow hedges, including amounts reported in accumulated other comprehensive income related to transactions that have been dedesignated as cash flow hedges. See Note 7 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for additional discussion of commodity contracts assets and liabilities.

In addition to the effect on net income of recording unrealized mark-to-market gains and losses that are reflected in the table above, similar effects arise in the recording of unrealized ineffectiveness gains and losses associated with commodity-related positions accounted for as cash flow hedges. These effects on net income, which include reversals of previously recorded unrealized ineffectiveness gains and losses to offset realized gains and losses upon settlement, are reflected in the balance sheet as changes in cash flow hedge and other derivative assets and liabilities (see Note 7 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus). The total pretax effect of recording unrealized gains and losses in net income related to commodity contracts under SFAS 133 is summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Unrealized gains/(losses) related to contracts marked-to-market	$(321)	$(4,767)	$709	$(6,359)
Ineffectiveness gains/losses related to cash flow hedges	1	(2)	1	(4)

Total unrealized gains (losses) related to commodity contracts	$(320)	$(4,769)	$710	$(6,363)

The following table presents the net commodity contract asset arising from recognition of fair values under mark-to-market accounting as of June 30, 2009, scheduled by the source of fair value and contractual settlement dates of the underlying positions.

	Maturity dates of unrealized commodity contract asset at June 30, 2009
Source of fair value	Less than 1 year	1-3 years	4-5 years	Excess of 5 years	Total
Prices actively quoted	$(147)	$(84)	$(3)	$—	$(234)
Prices provided by other external sources	868	607	4	—	1,479
Prices based on models	(9)	(24)	71	(104)	(66)

Total	$712	$499	$72	$(104)	$1,179

Percentage of total fair value	61%	42%	6%	(9)%	100%

The “prices actively quoted” category reflects only exchange traded contracts for which active quotes are readily available. The “prices provided by other external sources” category represents forward commodity positions valued using prices for which over-the-counter broker quotes are available. Over-the-counter quotes for power in ERCOT (excluding the West zone) generally extend through 2014 and over-the-counter quotes for natural gas generally extend through 2015, depending upon delivery point. The “prices based on models” category contains the value of all nonexchange traded options, valued using option pricing models. In addition, this category contains other contractual arrangements that may have both forward and option components, as well as other contracts that are valued using proprietary long-term pricing models that utilize certain market based inputs. See Note 8 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for fair value disclosures required under SFAS 157 and for discussion of fair value measurements.

Financial Condition

Liquidity and Capital Resources

Cash Flows—Cash provided by operating activities for the six months ended June 30, 2009 totaled $487 million compared to cash used of $1.675 billion in the six months ended June 30, 2008. The increase in cash provided of $2.162 billion reflected:

•	a $2.101 billion favorable change in margin deposits primarily due to the effect of lower forward natural gas prices on positions in the long-term hedging program, and

•	a $110 million decrease in cash interest paid due to the payment of $98 million of interest with new notes as discussed under “—PIK Interest Election” below.

Cash provided by financing activities decreased $3.016 billion as summarized below and reflected lower borrowings to support margin deposits:

	Six Months Ended June 30,
	2009	2008
Net issuances, repayments and repurchases of borrowings	$264	$3,290
Decrease in income tax related note payable to Oncor (see Note 11 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus)	(17)	(16)
Contributions from noncontrolling interests	32	—
Other	1	22

Total provided by financing activities	$280	$3,296

Cash used in investing activities decreased $681 million as summarized below:

	Six Months Ended June 30,
	2009	2008
Net (loans to) repayments from affiliates	$(442)	$(442)
Capital expenditures, including nuclear fuel	(822)	(1,098)
Redemption of investment held in money market fund	142	—
Change in restricted cash	118	(150)
Other	11	16

Total used in investing activities	$(993)	$(1,674)

The decline in capital spending for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008 primarily reflected a decrease in spending related to the construction of new generation facilities, which is nearing completion.

Depreciation and amortization expense reported in the statement of cash flows exceeds the amount reported in the statement of income by $295 million and $248 million for the six months ended June 30, 2009 and 2008, respectively. The differences represent amortization of intangible net assets and debt fair value discounts arising from purchase accounting that is reported in various other income statement line items including operating revenues, fuel and purchased power costs and delivery fees, other income and interest expense and related charges. The differences also reflect the amortization of nuclear fuel, which is reported as fuel cost in the statement of income consistent with industry practice. In addition, the differences reflect the amortization of losses on dedesignated cash flow hedges, which is reported in interest expense and related charges in the statement of income.

Debt Financing Activity—Long-term borrowings for the six months ended June 30, 2009 totaled $435 million consisting of borrowings under the TCEH Delayed Draw Term Loan Facility to fund capital expenditures principally related to the construction of the new generation facilities. Retirements for the six months ended June 30, 2009 totaled $171 million and included $65 million of a matured TCEH promissory note, $82 million repaid under the TCEH Initial Term Loan Facility and other repayments totaling $22 million, principally related to capitalized leases. These issuances do not include the $98 million of TCEH Toggle Notes and $75 million of EFH Corp. Toggle Notes pushed down to EFCH that were issued in May 2009 in payment of accrued interest as discussed below under “—PIK Interest Election.”

See Note 4 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for further detail of long-term debt and other financing arrangements.

EFCH or its affiliates may from time to time purchase their outstanding debt securities for cash in open market purchases or privately negotiated transactions, or may refinance existing debt securities. EFCH or its affiliates will evaluate any such transactions in light of market prices of the securities, taking into account liquidity requirements and prospects for future access to capital, contractual restrictions and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material.

In late July 2009 to take advantage of favorable market conditions, TCEH proposed amendments to the TCEH Senior Secured Facilities that, among other things, are intended to provide additional financial flexibility. If the amendments are approved by TCEH’s lenders, certain of the amendments would permit the extension of the maturity of individual loans under the TCEH Senior Secured Facilities. There is no assurance that TCEH will obtain the necessary consents from its lenders for the amendments or, if the amendments are approved (whether as initially proposed or otherwise), that TCEH will be successful in extending the maturities of loans under the TCEH Senior Secured Facilities or otherwise benefit from the additional financial flexibility expected to be provided by the amendments.

Available Liquidity—The following table summarizes changes in available liquidity for the six months ended June 30, 2009.

	Available Liquidity
	June 30, 2009	December 31, 2008	Change
Cash and cash equivalents	$253	$479	$(226)
Investments held in money market fund	—	142	(142)
TCEH Delayed Draw Term Loan Facility (a)	87	522	(435)
TCEH Revolving Credit Facility (b)	1,726	1,767	(41)
TCEH Letter of Credit Facility	467	490	(23)

Total (c)	$2,533	$3,400	$(867)

Short-term investment (d)	$65	$—	$65

(a)	In July 2009, this facility was fully drawn.
(b)	As of June 30, 2009 and December 31, 2008, the TCEH Revolving Credit Facility includes $139 million and $144 million, respectively, of commitments from Lehman that are only available from the fronting banks and the swingline lender.
(c)	Pursuant to PUCT rules, TCEH is required to maintain available liquidity to assure adequate credit worthiness of TCEH’s REP subsidiaries, including the ability to return retail customer deposits, if necessary. As a result, at June 30, 2009, the total availability under the TCEH credit facilities should be further reduced by $231 million. See “—Regulation and Rates—Certification of REPs.”
(d)	Includes $65 million in letters of credit posted related to interest rate swaps. See Note 4 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus.

Note: Available liquidity above does not include the amounts available from exercising the payment-in-kind (PIK) option on the EFH Corp. Toggle Notes and TCEH Toggle Notes, which for the remaining payment dates from November 2009 through November 2012 could add approximately $948 million and $615 million of liquidity, respectively.

The $802 million decrease in available liquidity, after taking into account the short-term investment, reflected continued capital investments, including the construction of the new generation facilities, as well as an increase in notes receivable from EFH Corp.

See Note 4 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for additional discussion of these credit facilities.

Long-Term Contractual Obligations and Commitments—Through July 2009, EFCH entered into contractual obligations totaling approximately $308 million to purchase nuclear fuel in periods between 2010 and 2020, and also entered into contractual obligations totaling approximately $153 million to purchase coal to fuel its generation plants in periods between 2010 and 2012.

PIK Interest Election—EFH Corp. and TCEH have the option every six months until November 2012 to use the payment-in-kind (PIK) feature of their respective toggle notes in lieu of making cash interest payments. EFH Corp. and TCEH elected to do so for the May 2009 and November 2009 interest payments as an efficient and cost-effective method to further enhance liquidity, in light of the weaker economy and related lower electricity demand and the continuing uncertainty in the financial markets. EFH Corp. and TCEH will evaluate use of the PIK feature at each election period, taking into account market conditions and other relevant factors at such time.

EFH Corp. made its May 2009 interest payment and will make its November 2009 interest payment by using the PIK feature of the EFH Corp. Toggle Notes. During the applicable interest periods, the interest rate on the toggle notes is increased from 11.25% to 12.00%. EFH Corp. increased the aggregate principal amount of the EFH Corp. Toggle Notes by $150 million in May 2009 and will further increase the aggregate principal amount of the EFH Corp. Toggle Notes by $159 million in November 2009. The elections increased liquidity as of May 1, 2009 by an amount equal to approximately $141 million and will further increase liquidity as of November 1, 2009 by an amount equal to approximately $149 million, with such amounts constituting the amount of cash interest that otherwise would have been payable in May 2009 and November 2009, respectively, and will increase the expected annual cash interest expense by approximately $35 million, constituting the additional cash interest that will be payable with respect to the $309 million of additional toggle notes.

Similarly, TCEH made its May 2009 interest payment and will make it November 2009 interest payment by using the PIK feature of the TCEH Toggle Notes. During the applicable interest periods, the interest rate on the toggle notes is increased from 10.50% to 11.25%. TCEH increased the aggregate principal amount of the TCEH Toggle Notes by approximately $98.5 million in May 2009 and will further increase the aggregate principal amount of the TCEH Toggle Notes by approximately $104 million in November 2009. The elections increased liquidity as of May 1, 2009 by an amount equal to approximately $92 million and will further increase liquidity as of November 1, 2009 by an amount equal to approximately $97 million, with such amounts constituting the amount of cash interest that otherwise would have been payable in May 2009 and November 2009, respectively, and will increase the expected annual cash interest expense by approximately $21 million, constituting the additional cash interest that will be payable with respect to the $202.5 million of additional toggle notes.

Liquidity Effects of Commodity Hedging and Trading Activities—Commodity hedging and trading transactions typically require a counterparty to post collateral if the forward price of the underlying commodity moves such that the hedging or trading instrument held by such counterparty has declined in value. TCEH uses cash, letters of credit and other forms of credit support to satisfy such collateral obligations. In addition, TCEH’s Commodity Collateral Posting Facility, an uncapped senior secured revolving credit facility, funds the cash collateral posting requirements for a significant portion of the positions in the long-term hedging program not otherwise secured by a first-lien in the assets of TCEH. The aggregate principal amount of this facility is determined by the exposure arising from higher forward market prices, regardless of the amount of such exposure, on a portfolio of certain natural gas hedging transaction volumes. Including those hedging transactions where margin deposits are covered by unlimited borrowings under the TCEH Commodity Collateral Posting Facility, at June 30, 2009, more than 95% of the long-term natural gas hedging program transactions were secured by a first-lien interest in the assets of TCEH that is pari passu with the TCEH Senior Secured Facilities, the effect of which is a significant reduction in the liquidity exposure associated with collateral requirements for those hedging transactions. See Note 4 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for more information about this facility.

As of June 30, 2009, TCEH received or posted cash and letters of credit for commodity hedging and trading activities as follows:

•	$291 million in cash has been posted with counterparties for exchange cleared transactions (including initial margin), as compared to $317 million posted as of December 31, 2008;

•

$475 million in cash has been received from counterparties, net of $54 million in cash posted, for over-the-counter and other non-exchange cleared transactions, as compared to $402 million received, net of $122 million in cash posted, as of December 31, 2008;

•	$366 million in letters of credit have been posted with counterparties, as compared to $342 million posted as of December 31, 2008, and

•	$35 million in letters of credit have been received from counterparties, as compared to $30 million received as of December 31, 2008.

With respect to exchange cleared transactions, these transactions typically require initial margin (i.e. the upfront cash and/or letter of credit posted to take into account the size and maturity of the positions and credit quality) in addition to variance margin (i.e. the daily cash margin posted to take into account changes in the value of the underlying commodity). The amount of initial margin required is generally defined by exchange rules. Clearing agents, however, typically have the right to request additional initial margin based on various factors including market depth, volatility and credit quality, which may be in the form of cash, letters of credit, a guaranty or other forms as negotiated with the clearing agent. With respect to cash collateral that is received, such cash collateral is either used for working capital and other corporate purposes, including reducing short-term borrowings under credit facilities, or it is required to be deposited in a separate account and restricted from being used for working capital and other corporate purposes. With respect to over-the-counter transactions, counterparties generally have the right to substitute letters of credit for such cash collateral. In such event, the cash collateral previously posted would be returned to such counterparties thereby reducing liquidity in the event that it was not restricted. As of June 30, 2009, restricted cash collateral was immaterial. See Note 12 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus regarding restricted cash.

With the long-term hedging program, increases in natural gas prices generally result in increased cash collateral and letter of credit margin requirements. As of June 30, 2009, approximately 0.7 billion MMBtu of positions related to the long-term hedging program were not directly secured on an asset-lien basis and thus have cash collateral posting requirements. The uncapped TCEH Commodity Collateral Posting Facility supports the collateral posting requirements related to these transactions.

Sale of Accounts Receivable—Certain TCEH subsidiaries participate in an accounts receivable securitization program, the activity under which is accounted for as a sale of accounts receivable in accordance with SFAS 140. Under the program, these subsidiaries (originators) sell retail trade accounts receivable to TXU Receivables Company, a consolidated wholly-owned bankruptcy-remote direct subsidiary of EFH Corp., which sells undivided interests in the purchased accounts receivable for cash to special purpose entities established by financial institutions. All new trade receivables under the program generated by the originators are continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Funding under the program totaled $496 million and $416 million at June 30, 2009 and December 31, 2008, respectively. See Note 3 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for a more complete description of the program including the impact of the program on the financial statements for the periods presented and the contingencies that could result in a reduction of funding available under the program.

Financial Covenants, Credit Rating Provisions and Cross Default Provisions—The terms of certain financing arrangements of subsidiaries of EFCH contain maintenance covenants with respect to leverage ratios and/or minimum net worth. As of June 30, 2009, EFCH’s subsidiaries were in compliance with all such maintenance covenants.

Covenants and Restrictions under Financing Arrangements—Each of the TCEH Senior Secured Facilities, indentures governing the TCEH Senior Notes and the EFH Corp. Senior Notes and agreements related to certain series of TCEH’s pollution control revenue bonds contains covenants that could have a material impact on the liquidity and operations of EFCH and its subsidiaries. See the 2008 Form 10-K for additional discussion of the covenants contained in these financing arrangements.

Adjusted EBITDA (as defined in the indenture governing the TCEH Senior Notes) for the twelve months ended June 30, 2009 totaled $3.7 billion for TCEH. See “—Adjusted EBTIDA Reconciliation” for a reconciliation of net income to Adjusted EBITDA for TCEH and EFH Corp., respectively, for the six and twelve months ended June 30, 2009 and 2008.

The following table summarizes TCEH’s secured debt to adjusted EBITDA ratio under the maintenance covenant in the TCEH Senior Secured Facilities and various other financial ratios of EFH Corp. and TCEH that are applicable under certain other covenants in the TCEH Senior Secured Facilities and the indentures governing the TCEH Senior Notes and the EFH Corp. Senior Notes as of June 30, 2009 and December 31, 2008 and the corresponding maintenance and other covenant threshold levels as of June 30, 2009:

	June 30, 2009	December 31, 2008	Threshold Level
Maintenance Covenant:
TCEH Senior Secured Facilities:
Secured debt to adjusted EBITDA ratio	4.85 to 1.00	4.77 to 1.00	Must not exceed 7.25 to 1.00

Debt Incurrence Covenants:
EFH Corp. Senior Notes:
EFH Corp. fixed charge coverage ratio	1.6 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
TCEH fixed charge coverage ratio	1.4 to 1.0	1.3 to 1.0	At least 2.0 to 1.0
TCEH Senior Notes:
TCEH fixed charge coverage ratio	1.4 to 1.0	1.3 to 1.0	At least 2.0 to 1.0
TCEH Senior Secured Facilities:
TCEH fixed charge coverage ratio	1.4 to 1.0	1.3 to 1.0	At least 2.0 to 1.0

Restricted Payments/Limitations on Investment Covenants:
EFH Corp. Senior Notes:
General restrictions (non-Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (a)	1.4 to 1.0	1.3 to 1.0	At least 2.0 to 1.0
General restrictions (Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (a)	1.6 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
EFH Corp. leverage ratio	7.1 to 1.0	6.9 to 1.0	Equal to or less than 7.0 to 1.0
TCEH Senior Notes:
TCEH fixed charge coverage ratio	1.4 to 1.0	1.3 to 1.0	At least 2.0 to 1.0
TCEH Senior Secured Facilities:
Payments to Sponsor Group:
TCEH total debt to adjusted EBITDA ratio	8.7 to 1.0	8.7 to 1.0	At least 6.5 to 1.0

(a)	The EFH Corp. fixed charge coverage ratio for non-Sponsor Group payments includes the results of Oncor Holdings and its subsidiaries. The EFH Corp. fixed charge coverage ratio for Sponsor Group payments excludes the results of Oncor Holdings and its subsidiaries.

Credit Ratings—The issuer credit ratings as of August 3, 2009 for EFCH and its subsidiaries are B-, Caa1 and B by S&P, Moody’s and Fitch, respectively.

Additionally, the rating agencies assign credit ratings on certain of EFCH’s debt securities. The credit ratings assigned for debt securities issued by EFCH and certain of its subsidiaries and by EFH Corp. that are guaranteed by EFCH as of August 3, 2009 are presented below:

	S&P	Moody’s	Fitch
EFH Corp. (Senior Unsecured) (a)	B-	Caa2	B+
EFCH (Senior Unsecured)	CCC	Caa3	CCC
TCEH (Senior Secured)	B+	B2	BB
TCEH (Senior Unsecured) (b)	CCC	Caa2	B
TCEH (Unsecured)	CCC	Caa3	CCC

(a)	EFH Corp. Cash-Pay Notes and EFH Corp. Toggle Notes
(b)	TCEH Cash-Pay Notes and TCEH Toggle Notes

S&P has placed the ratings for EFH Corp. and its subsidiaries on “stable outlook.” In March 2009, Moody’s downgraded ratings for EFH Corp. and TCEH and confirmed the outlook for EFH Corp. and TCEH as negative, citing the current material degradation in economic factors combined with declining fundamentals associated with weaker commodity prices. In August 2009, Moody’s downgraded the issuer ratings for EFH Corp. and its subsidiaries, except Oncor, one notch to Caa1 and downgraded the long-term debt ratings of EFH Corp., EFCH and TCEH by one notch. Moody’s downgrade and continued negative outlook for EFH Corp., EFCH and TCEH cited weak business fundamentals including high debt levels, including maturities in 2014, prospective long-term liquidity, financial and credit market prospects due primarily to our long-term hedging program, acceleration of environmental legislative initiatives that could threaten margins from coal-fired plants and the risk of incremental market intervention in Texas. The negative outlook also reflects their view that the capital structure is untenable and will likely prompt the company to pursue some form of restructuring activity.

In March 2009, Fitch downgraded certain ratings for EFH Corp., EFCH and TCEH and changed the outlook for EFH Corp., EFCH and TCEH from stable to negative, citing the effect of the economic slowdown in Texas and lower than anticipated market heat rates in ERCOT.

A rating reflects only the view of a rating agency, and is not a recommendation to buy, sell or hold securities. Ratings can be revised upward or downward at any time by a rating agency if such rating agency decides that circumstances warrant such a change.

Material Credit Rating Covenants and Credit Worthiness Effects on Liquidity—As a result of TCEH’s non-investment grade credit rating and considering collateral thresholds of certain retail and wholesale commodity contracts, as of June 30, 2009, counterparties to those contracts could have required TCEH to post up to an aggregate of $73 million in additional collateral. This amount largely represents the below market terms of these contracts as of June 30, 2009; thus, this amount will vary depending on the value of these contracts on any given day.

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s below investment grade credit rating, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. The amount of collateral support required to be posted, as well as the time period of transition charges covered, varies by utility. As of June 30, 2009, TCEH has posted collateral support in the form of letters of credit to the applicable utilities in an aggregate amount equal to $26 million, with $14 million of this amount posted for the benefit of Oncor.

The PUCT has rules in place to assure adequate credit worthiness of each REP, including the ability to return customer deposits, if necessary. Under these rules, as of June 30, 2009, TCEH maintained availability under its credit facilities of approximately $231 million. See “—Regulation and Rates—Certification of REPs.”

The RRC has rules in place to assure adequate credit worthiness of parties that have mining reclamation obligations. Under these rules, should the RRC determine that the credit worthiness of Luminant Generation Company LLC (a subsidiary of TCEH) is not sufficient to support its reclamation obligations, TCEH may be required to post cash or letter of credit collateral support in an amount currently estimated to be approximately $600 million to $800 million. The actual amount (if required) could vary depending upon numerous factors, including Luminant Generation Company LLC’s credit worthiness and the level of mining reclamation obligations.

ERCOT also has rules in place to assure adequate credit worthiness of parties that schedule power on the ERCOT System. Under these rules, TCEH has posted collateral support, predominantly in the form of letters of credit, totaling $49 million as of June 30, 2009 (which is subject to weekly adjustments based on settlement activity with ERCOT).

Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. As part of this stipulation, TCEH is required to post a letter of credit in an amount equal to $170 million to secure its payment obligations to Oncor if two or more of Oncor’s credit ratings are below investment grade.

Other arrangements of EFCH and its subsidiaries, including the accounts receivable securitization program (see Note 3 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus) and certain leases, contain terms pursuant to which the interest rates charged under the agreements may be adjusted depending on the relevant credit ratings.

In the event that any or all of the additional collateral requirements discussed above are triggered, EFCH believes it will have adequate liquidity to satisfy such requirements.

Material Cross Default Provisions—Certain financing arrangements contain provisions that may result in an event of default if there were a failure under other financing arrangements to meet payment terms or to observe other covenants that could or does result in an acceleration of payments due. Such provisions are referred to as “cross default” provisions.

A default by TCEH or any restricted subsidiary in respect of indebtedness, excluding indebtedness relating to the sale of receivables program, in an aggregate amount in excess of $200 million may result in a cross default under the TCEH Senior Secured Facilities. Under these facilities such a default may cause the maturity of outstanding balances ($22.309 billion at June 30, 2009) under such facilities to be accelerated.

The indenture governing the TCEH Senior Notes contains a cross acceleration provision where a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of TCEH and any of its restricted subsidiaries in the aggregate amount equal to or greater than $250 million may cause the acceleration of the TCEH Senior Notes.

Under the terms of a TCEH rail car lease, which had approximately $48 million in remaining lease payments as of June 30, 2009 and terminates in 2017, if TCEH failed to perform under agreements causing its indebtedness in aggregate principal amount of $100 million or more to become accelerated, the lessor could, among other remedies, terminate the lease and effectively accelerate the payment of any remaining lease payments due under the lease.

Under the terms of a TCEH rail car lease, which had approximately $55 million in remaining lease payments as of June 30, 2009 and terminates in 2028, if obligations of TCEH in excess of $200 million in the aggregate for payments of obligations to third party creditors under lease agreements, deferred purchase agreements or loan or credit agreements have been accelerated prior to their original stated maturity, the lessor could, among other remedies, terminate the lease and effectively accelerate the payment of any remaining lease payments due under the lease.

The indenture governing the EFH Corp. Senior Notes contains a cross acceleration provision whereby a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of EFH Corp. or any of its restricted subsidiaries in the aggregate amount equal to or greater than $250 million may cause the acceleration of the EFH Corp. Senior Notes.

The accounts receivable securitization program contains a cross default provision with a threshold of $200 million that applies in the aggregate to the originators, any parent guarantor of an originator or any subsidiary acting as collection agent under the program. TXU Receivables Company and EFH Corporate Services Company (a direct subsidiary of EFH Corp.), as collection agent, in the aggregate have a cross default threshold of $50,000. If any of the aforementioned defaults on indebtedness of the applicable threshold were to occur, the program could terminate.

EFCH and its subsidiaries enter into energy-related and financial contracts, the master forms of which contain provisions whereby an event of default or acceleration of settlement would occur if EFCH or those subsidiaries were to default under an obligation in respect of borrowings in excess of thresholds, which vary, stated in the contracts. The subsidiaries whose default would trigger cross default vary depending on the contract.

Each of TCEH’s natural gas hedging agreements that are secured with a lien on its assets on a pari passu basis with the TCEH Senior Secured Facilities contains a cross default provision. In the event of a default by TCEH or any of its subsidiaries relating to indebtedness (such amounts varying by contract but ranging from $200 million to $250 million) that results in the acceleration of such debt, then each counterparty under these hedging agreements would have the right to terminate its hedge agreement with TCEH and require all outstanding obligations under such agreement to be settled.

In the event of a default by TCEH relating to indebtedness in an amount equal to or greater than $200 million that results in the acceleration of such debt, then each counterparty under TCEH’s interest rate swap agreements with an aggregate derivative liability of $1.26 billion at June 30, 2009 would have the right to terminate its interest rate swap agreement with TCEH and require all outstanding obligations under such agreement to be settled.

Other arrangements, including leases, have cross default provisions, the triggering of which would not be expected to result in a significant effect on liquidity.

Guarantees—See Note 5 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for details of guarantees.

Off–Balance Sheet Arrangements

See discussion above under “—Financial Condition—Liquidity and Capital Resources—Sale of Accounts Receivable” and in Note 3 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus.

Also see Note 5 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus regarding guarantees.

Commitments and Contingencies

See Note 5 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for discussion of commitments and contingencies.

Changes in Accounting Standards

See Note 1 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus for a discussion of changes in accounting standards.

Regulation and Rates

Regulatory Investigations and Reviews

See Note 5 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus.

Certification of REPs

In April 2009, the PUCT finalized a rule relating to the Certification of Retail Electric Providers. The rule strengthens the certification requirements for REPs in order to better protect customers, transmission and distribution utilities (TDUs), and other REPs from the potential insolvency of REPs. The rule is considered a competition rule and thus is subject to judicial review as specified in PURA. The rule, among other things, increases creditworthiness and financial reporting requirements for REPs and provides additional customer protection requirements and regulatory asset consideration for TDU bad debt expenses. Under the rule, REPs are required to amend their certifications, including the manner in which they meet financial requirements, by May 21, 2010. TXU Energy plans to file its amended certification no later than the first quarter 2010. Under the new financial requirements, which will be effective upon approval of the amended certification, as of June 30, 2009, the amount of additional available liquidity required to be maintained by TCEH related to payments to TDUs would have been reduced from $231 million to approximately $109 million.

Wholesale Market Design

In August 2003, the PUCT adopted a rule that, when implemented, will alter the wholesale market design in the ERCOT market. The rule requires ERCOT to:

•	use a stakeholder process to develop a new wholesale market model;

•	operate a voluntary day-ahead energy market;

•	directly assign all congestion rents to the resources that caused the congestion;

•	use nodal energy prices for resources;

•	provide information for energy trading hubs by aggregating nodes;

•	use zonal prices for loads, and

•	provide congestion revenue rights (but not physical rights).

ERCOT currently has a zonal wholesale market structure consisting of four geographic zones. The proposed location-based congestion-management market is referred to as a “nodal” market because wholesale pricing would differ across the various nodes on the transmission grid. The implementation of a nodal market is being done in conjunction with transmission improvements designed to reduce current congestion. Pursuant to a request from the PUCT, ERCOT announced in November 2008 a preliminary schedule for the implementation of the nodal market by December 2010.

ERCOT imposes a surcharge on all Qualified Scheduling Entities in the ERCOT market (including subsidiaries of TCEH) for the purpose of financing 38% of ERCOT’s expected nodal implementation costs. In November 2008, ERCOT filed a request with the PUCT for approval of an interim increase in the nodal surcharge from $0.169 per MWh to $0.38 per MWh. In May 2009, the PUCT extended the existing nodal surcharge of $0.169 per MWh through September 30, 2009. At the current $0.169 per MWh nodal surcharge, the annual impact of the surcharge increase would be an estimated $12 to $13 million in expenses for 2009. At the direction of the PUCT, ERCOT submitted a request for approval of a permanent nodal surcharge, budget and schedule in March 2009. The proposed schedule continues to provide for implementation of a nodal market in December 2010.

The PUCT is expected to consider ERCOT’s request in a contested case docket during the third quarter of 2009 to determine the nodal surcharge fee for the remainder of 2009 and 2010. EFCH cannot predict the ultimate impact of the proposed nodal wholesale market design on its operations or financial results.

Summary

EFCH cannot predict future regulatory or legislative actions or any changes in economic and securities market conditions. Such actions or changes could significantly alter EFCH’s basic financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk that EFCH may experience a loss in value as a result of changes in market conditions affecting factors such as commodity prices and interest rates, that may be experienced in the ordinary course of business. EFCH’s exposure to market risk is affected by a number of factors, including the size, duration and composition of its energy and financial portfolio, as well as the volatility and liquidity of markets. Instruments used to manage this exposure include interest rate swaps to manage interest rate risk related to indebtedness, as well as exchange traded, over-the-counter contracts and other contractual arrangements to manage commodity price risk as part of wholesale activities.

Risk Oversight

TCEH manages the commodity price, counterparty credit and commodity-related operational risk related to the unregulated energy business within limitations established by senior management and in accordance with overall risk management policies. Interest rate risk is managed centrally by the corporate treasury function. Market risks are monitored by risk management groups that operate independently of the wholesale commercial operations, utilizing defined practices and analytical methodologies. These techniques measure the risk of change in value of the portfolio of contracts and the hypothetical effect on this value from changes in market conditions and include, but are not limited to, Value at Risk (VaR) methodologies. Key risk control activities include, but are not limited to, transaction review and approval (including credit review), operational and market risk measurement, validation of transaction capture, portfolio valuation and reporting, including mark-to-market valuation, VaR and other risk measurement metrics.

EFH Corp. has a corporate risk management organization that is headed by the Chief Financial Officer, who also functions as the Chief Risk Officer. The Chief Risk Officer, through his designees, enforces applicable risk limits, including the respective policies and procedures to ensure compliance with such limits and evaluates the risks inherent in EFCH’s businesses and their associated transactions.

Commodity Price Risk

TCEH is subject to the inherent risks of market fluctuations in the price of electricity, natural gas and other energy-related products it markets or purchases. The company actively manages its portfolio of owned generation assets, fuel supply and retail sales load to mitigate the near-term impacts of these risks on results of operations. The company, similar to other participants in the market, cannot fully manage the long-term value impact of structural declines or increases in natural gas and power prices and spark spreads (differences between the market price of electricity and its cost of production).

In managing energy price risk, TCEH enters into a variety of market transactions including, but not limited to, short- and long-term contracts for physical delivery, exchange traded and over-the-counter financial contracts and bilateral contracts with customers. Activities include hedging, the structuring of long-term contractual arrangements and proprietary trading. The company continuously monitors the valuation of identified risks and adjusts positions based on current market conditions. The company strives to use consistent assumptions regarding forward market price curves in evaluating and recording the effects of commodity price risk.

Long-Term Hedging Program—See “—Business—Significant Activities and Events” above for a description of the program, including potential effects on reported results.

VaR Methodology—A VaR methodology is used to measure the amount of market risk that exists within the portfolio under a variety of market conditions. The resultant VaR produces an estimate of a portfolio’s potential for loss given a specified confidence level and considers among other things, market movements utilizing standard statistical techniques given historical and projected market prices and volatilities.

A Monte Carlo simulation methodology is used to calculate VaR and is considered by management to be the most effective way to estimate changes in a portfolio’s value based on assumed market conditions for liquid markets. The use of this method requires a number of key assumptions, such as use of (i) an assumed confidence level; (ii) an assumed holding period (i.e. the time necessary for management action, such as to liquidate positions); and (iii) historical estimates of volatility and correlation data.

Trading VaR—This measurement estimates the potential loss in fair value, due to changes in market conditions, of all contracts entered into for trading purposes based on a 95% confidence level and an assumed holding period of five to 60 days.

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Month-end average Trading VaR:	$2	$6
Month-end high Trading VaR:	$4	$15
Month-end low Trading VaR:	$2	$2

VaR for Energy-Related Contracts Subject to Mark-to-Market (MtM) Accounting—This measurement estimates the potential loss in fair value, due to changes in market conditions, of all contracts marked-to-market in net income (principally hedges not accounted for as cash flow hedges and trading positions), based on a 95% confidence level and an assumed holding period of five to 60 days.

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Month-end average MtM VaR:	$1,054	$2,290
Month-end high MtM VaR:	$1,470	$3,549
Month-end low MtM VaR:	$725	$1,087

Earnings at Risk (EaR)—This measurement estimates the potential reduction of pretax earnings for the periods presented, due to changes in market conditions, of all energy-related contracts marked-to-market in net income and contracts not marked-to-market in net income that are expected to be settled within the fiscal year (physical purchases and sales of commodities). Transactions accounted for as cash flow hedges are also included for this measurement. A 95% confidence level and a five to 60 day holding period are assumed in determining EaR.

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Month-end average EaR:	$1,037	$2,300
Month-end high EaR:	$1,450	$3,916
Month-end low EaR:	$722	$1,069

The decreases in the risk measures (MtM VaR and EaR) above were primarily driven by lower natural gas prices in 2009.

Interest Rate Risk

As of June 30, 2009, the potential reduction of annual pretax earnings due to a one percentage point (100 basis points) increase in floating interest rates on long-term debt totaled approximately $29 million, taking into account the interest rate swaps discussed in Note 4 to EFCH’s historical consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this Prospectus.

Credit Risk

Credit Risk—Credit risk relates to the risk of loss associated with nonperformance by counterparties. EFCH and its subsidiaries maintain credit risk policies with regard to their counterparties to minimize overall credit risk. These policies prescribe practices for evaluating a potential counterparty’s financial condition, credit rating and other quantitative and qualitative credit criteria and specify authorized risk mitigation tools including, but not limited to, use of standardized master netting contracts and agreements that allow for netting of positive and negative exposures associated with a single counterparty. EFCH has processes for monitoring and managing credit exposure of its businesses including methodologies to analyze counterparties’ financial strength, measurement of current and potential future exposures and contract language that provides rights for netting and set-off. Credit enhancements such as parental guarantees, letters of credit, surety bonds and margin deposits are also utilized. Additionally, individual counterparties and credit portfolios are managed to assess overall credit exposure. This evaluation results in establishing exposure limits or collateral requirements for entering into an agreement with a counterparty that creates exposure. Additionally, the company has established controls to determine and monitor the appropriateness of these limits on an ongoing basis. Prospective material adverse changes in the payment history or financial condition of a counterparty or downgrade of its credit quality result in the reassessment of the credit limit with that counterparty. This process can result in the subsequent reduction of the credit limit or a request for additional financial assurances.

Credit Exposure—EFCH’s gross exposure to credit risk associated with trade accounts receivable (retail and wholesale) and net asset positions arising from commodity hedging and trading activities totaled $2.877 billion at June 30, 2009. The components of this exposure are discussed in more detail below.

Assets subject to credit risk as of June 30, 2009 include $974 million in accounts receivable from the retail sale of electricity to TCEH’s residential and business customers. Cash deposits held as collateral for these receivables totaled $103 million at June 30, 2009. The risk of material loss (after consideration of bad debt allowances) from nonperformance by these customers is unlikely based upon historical experience. Allowances for uncollectible accounts receivable are established for the potential loss from nonpayment by these customers based on historical experience, market or operational conditions and changes in the financial condition of large business customers.

Most of the remaining credit exposure is with TCEH’s wholesale counterparties. These counterparties include energy companies, financial institutions, electric utilities, independent power producers, oil and gas producers, local distribution companies and energy trading and marketing companies. As of June 30, 2009, the exposure to credit risk from the wholesale customers and counterparties totaled $1.903 billion taking into account the standardized master netting contracts and agreements described above but before taking into account $586 million in credit collateral (cash, letters of credit and other credit support). The net exposure (after credit collateral) of $1.317 billion increased approximately $522 million in the six months ended June 30, 2009, reflecting the increase in derivative assets related to the long-term hedging program due to the decline in forward natural gas prices.

Of this $1.317 billion net exposure, 97% is with investment grade customers and counterparties, as determined using publicly available information including major rating agencies’ published ratings and TCEH’s internal credit evaluation process. Those customers and counterparties without a S&P rating of at least BBB- or similar rating from another major rating agency are rated using internal credit methodologies and credit scoring models to estimate a S&P equivalent rating. TCEH routinely monitors and manages credit exposure to these customers and counterparties on this basis.

The following table presents the distribution of credit exposure as of June 30, 2009, for wholesale counterparties. This credit exposure represents wholesale trade accounts receivable and net asset positions on the balance sheet arising from commodity hedging and trading activities after taking into consideration netting within each contract and any master netting contracts with counterparties. The amounts below do not include asset liens held as security for a portion of the net exposure.

				Net Exposure by Maturity
	Exposure Before Credit Collateral	Credit Collateral	Net Exposure	2 years or less	Between 2-5 years	Greater than 5 years	Total
Investment grade	$1,857	$585	$1,272	$1,103	$169	$—	$1,272
Noninvestment grade	46	1	45	46	(1)	—	45

Totals	$1,903	$586	$1,317	$1,149	$168	$—	$1,317

Investment grade	98%		97%
Noninvestment grade	2%		3%

In addition to the exposures in the table above, TCEH has contracts classified as “normal” purchase or sale and non-derivative contractual commitments that are not marked-to-market in the financial statements. Such contractual commitments may contain pricing that is favorable considering current market conditions and therefore represent economic risk if the counterparties do not perform. Nonperformance could have a material adverse impact on future results of operations, financial condition and cash flows.

TCEH does not anticipate any material adverse effect on its financial position or results of operations due to nonperformance by any wholesale customer or counterparty.

TCEH had credit exposure to two wholesale counterparties each having an exposure greater than 10% of the net $1.317 billion credit exposure. These two counterparties represented 48% and 34%, respectively, of the net exposure. Exposure to these counterparties is viewed to be within an acceptable level of risk tolerance due to the applicable counterparty’s credit rating and TCEH’s business relationship with the counterparty. However, this concentration increases the risk that a default would have a material effect on results of operations.

With respect to credit risk related to the long-term hedging program, over 99% of the transaction volumes are with counterparties with an A credit rating or better. However, TCEH has current and potential credit concentration risk related to the limited number of counterparties that comprise the substantial majority of the program with such counterparties being in the banking and financial sector. The transactions with these counterparties contain certain credit rating provisions that would require the counterparties to post collateral in the event of a material downgrade in the credit rating of the counterparties. An event of default by one or more hedge counterparties could subsequently result in termination-related settlement payments that reduce available liquidity if amounts are owed to the counterparties related to the commodity contracts or delays in receipts of expected settlements if the hedge counterparties owe amounts to EFCH. While the potential concentration of risk with these counterparties is viewed to be within an acceptable risk tolerance, the exposure to hedge counterparties is managed through various ongoing risk management measures.

Adjusted EBITDA Reconciliation

TCEH Consolidated

Adjusted EBITDA Reconciliation

(millions of dollars)

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008	Twelve Months Ended June 30, 2009	Twelve Months Ended June 30, 2008
Net income (loss)	$517	$(4,440)	$(3,905)	$(4,611)
Income tax expense (benefit)	341	(2,435)	2,364	(2,519)
Interest expense and related charges	562	1,176	3,304	1,893
Depreciation and amortization	559	531	1,119	938

EBITDA	$1,979	$(5,168)	$2,882	$(4,299)

Interest income	(19)	(25)	(54)	(143)
Amortization of nuclear fuel	48	35	89	74
Purchase accounting adjustments (a)	157	222	348	350
Impairment of goodwill	70	—	8,070	—
Impairment of assets and inventory write down (b)	—	2	1,208	2
EBITDA amount attributable to consolidated unrestricted subsidiaries	2	—	2	—
Unrealized net (gain) loss resulting from hedging transactions	(710)	6,363	(9,402)	7,459
Losses on sale of receivables	7	13	23	34
Noncash compensation expense (SFAS 123(R)) (c)	4	3	10	7
Severance expense (d)	8	—	11	—
Transition and business optimization costs (e)	19	18	35	27
Transaction and merger expenses (f)	2	7	5	7
Insurance settlement proceeds (g)	—	—	(21)	—
Restructuring and other (h)	7	—	39	(38)
Expenses incurred to upgrade or expand a generation station (i)	100	100	100	100

Adjusted EBITDA per Incurrence Covenant	$1,674	$1,570	$3,345	$3,580

Expenses related to unplanned generation station outages (i)	48	157	141	157
Other adjustments allowed to determine Adjusted EBITDA per Maintenance Covenant (j)	12	4	23	6

Adjusted EBITDA per Maintenance Covenant	$1,734	$1,731	$3,509	$3,743

(a)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(b)	Impairment of assets includes impairments of emission allowances and trade name intangible assets and impairment of the natural gas-fueled generation fleet.
(c)	Noncash compensation expense excludes capitalized amounts.
(d)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(e)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.

(f)	Transaction and merger expenses include costs related to the Merger and costs related to certain growth initiatives.
(g)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(h)	Restructuring and other for the twelve months ended June 30, 2009 includes the charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc., and for the twelve months ended June 30, 2008 includes credits related to impaired combustion turbine leases and other restructuring initiatives and nonrecurring activities.
(i)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.
(j)	Primarily pre-operating expenses relating to Oak Grove and Sandow 5. 2008 amounts were not previously available.

EFH Corp.

Adjusted EBITDA Reconciliation

(millions of dollars)

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008	Twelve Months Ended June 30, 2009	Twelve Months Ended June 30, 2008
Net income (loss) attributable to EFH Corp.	$287	$(4,600)	$(4,951)	$(4,860)
Income tax expense (benefit)	285	(2,463)	2,278	(2,533)
Interest expense and related charges	1,096	1,674	4,357	2,766
Depreciation and amortization	830	785	1,654	1,431

EBITDA	$2,498	$(4,604)	$3,338	$(3,196)

Oncor EBITDA	(636)	(638)	(496)	(1,298)
Oncor distributions/dividends (a)	75	135	1,522	285
Interest income	(12)	(13)	(26)	(58)
Amortization of nuclear fuel	48	35	89	74
Purchase accounting adjustments (b)	180	245	394	383
Impairment of goodwill	90	—	8,090	—
Impairment of assets and inventory write down (c)	2	9	1,214	(29)
Net income attributable to noncontrolling interests	28	—	(132)	—
EBITDA amount attributable to consolidated unrestricted subsidiaries	2	—	2	—
Unrealized net (gain) loss resulting from hedging transactions	(710)	6,363	(9,402)	7,459
Losses on sale of receivables	7	13	23	34
Income from discontinued operations, net of tax effect	—	—	—	(14)
Noncash compensation expenses (SFAS 123(R)) (d)	12	10	28	19
Severance expense (e)	8	—	11	—
Transition and business optimization costs (f)	19	24	40	36
Transaction and merger expenses (g)	42	26	80	99
Insurance settlement proceeds (h)	—	—	(21)	—
Restructuring and other (i)	12	8	41	(31)
Expenses incurred to upgrade or expand a generation station (j)	100	100	100	100

Adjusted EBITDA per Incurrence Covenant	$1,765	$1,713	$4,895	$3,863
Add back Oncor adjustments	542	481	(206)	1,036

Adjusted EBITDA per Restricted Payments Covenant	$2,307	$2,194	$4,689	$4,899

(a)	Twelve months ended June 30, 2009 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests in November 2008.
(b)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(c)	Impairment of assets includes impairments of emission allowances and trade name intangible assets, impairment of the natural gas-fueled generation fleet and charges related to the cancelled development of coal-fueled generation facilities.

(d)	Non-cash compensation expenses exclude capitalized amounts.
(e)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(f)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(g)	Transaction and merger expenses include costs related to the Merger and abandoned strategic transactions. Also include administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor management fee, costs related to certain growth initiatives and costs related to the Oncor sale of noncontrolling interests.
(h)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(i)	Restructuring and other for twelve months ended June 30, 2009 includes a litigation accrual and the charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc. and for the twelve months ended June 30, 2008 includes credits related to impaired combustion turbine leases and other restructuring initiatives and nonrecurring activities.
(j)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008

The following discussion and analysis of EFCH’s financial condition and results of operations as of and for the fiscal years ended December 31, 2008, 2007 and 2006 was included in EFCH’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 5, 2009 (the “Year End MD&A”). The Year End MD&A should be read in conjunction with “Selected Historical Consolidated Financial Data for EFCH and its Subsidiaries” and EFCH’s historical consolidated financial statements for the year ended December 31, 2008 and the notes to those statements, each included elsewhere in this Prospectus. The Year End MD&A should also be read in conjunction with the disclosure set forth in “Summary—Recent Developments” beginning on page 12 of this Prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2009” above, each of which provides material updates to certain of the information contained in the Year End MD&A.

All dollar amounts in the tables in the following discussion and analysis are stated in millions of US dollars unless otherwise indicated.

Business

EFCH is a wholly-owned subsidiary of EFH Corp. and is a Dallas-based holding company that conducts its operations principally through its wholly-owned subsidiary, TCEH. TCEH is a Dallas-based holding company for subsidiaries engaged in competitive electricity market activities largely in Texas, including electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales. Commodity risk management and allocation of financial resources are performed at the consolidated level; therefore, there are no reportable business segments.

In October 2007, EFH Corp. completed the Merger. As a result of the Merger, EFH Corp. became a subsidiary of Texas Holdings, which is controlled by the Sponsor Group.

In connection with the Merger, which closed on October 10, 2007, certain wholly-owned subsidiaries of EFH Corp. established for the purpose of developing and constructing new generation facilities became subsidiaries of TCEH, and certain assets and liabilities of other such subsidiaries were transferred to TCEH and its subsidiaries. Those subsidiaries holding impaired construction work-in-process assets related to eight cancelled coal-fueled generation units did not become subsidiaries of TCEH. (In addition, a wholly-owned subsidiary of EFCH representing a lease trust holding certain combustion turbines became a subsidiary of TCEH.) Because these transactions were between entities under the common control of EFH Corp., EFCH accounted for the transactions in a manner similar to a pooling of interests. As a result, historical operations, financial position and cash flows of EFCH and the entities and other net assets contributed are presented on a combined basis for all periods presented. See Note 4 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional information.

Executive Summary

EFCH’s consolidated net loss for 2008 totaled $9.0 billion. The loss primarily reflected non-cash impairments of goodwill, trade name and environmental allowances intangible assets and natural gas-fueled generation assets, interest expense on Merger-related debt, unrealized mark-to-market net losses on interest rate hedging transactions and the effects of purchase accounting, partially offset by unrealized mark-to-market net gains on commodity positions in the long-term hedging program. See “—Results of Operations” for further discussion.

Significant Activities and Events

Effects of Declines in Financial Markets—The financial market conditions had a significant effect on EFCH’s assessment of the carrying value of goodwill. EFCH recorded an impairment charge of $8.0 billion in 2008, primarily arising from the dislocation in the capital markets that has increased interest rate spreads and the resulting discount rates used in estimating fair values and the effects of recent declines in market values of debt and equity securities of comparable companies. This and other non-cash impairments referenced below will not cause EFCH or TCEH to be in default under any of their respective debt covenants or impact counterparty trading agreements or have a material impact on liquidity.

Further, in light of the significant dislocation and continued uncertainty in the financial markets, EFCH took actions to secure its available liquidity by drawing on its credit facilities and exercising the “payment-in-kind” (PIK) option on certain of its debt securities. In September 2008, EFCH also terminated its wholesale energy market transactions with subsidiaries of Lehman Brothers Holdings Inc., which filed for bankruptcy, resulting in a charge to reserve for the direct net financial position totaling $26 million (excluding termination related costs) with respect to the transactions.

See Note 3 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus and “—Application of Critical Accounting Policies” below for more information on the goodwill and related impairment charges, Note 10 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus regarding the charge related to Lehman Brothers Holdings Inc. and “—Financial Condition—Liquidity and Capital Resources” below for discussion of actions taken in response to the uncertain financial markets and the effect of financial market conditions on the energy commodity markets.

Long-Term Hedging Program—EFCH has a long-term hedging program designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas. Under the program, subsidiaries of EFCH have entered into market transactions involving natural gas-related financial instruments. As of January 30, 2009, these subsidiaries have effectively sold forward approximately 2.0 billion MMBtu of natural gas (equivalent to the natural gas exposure of approximately 250,000 GWh at an assumed 8.0 market heat rate) over the period from 2009 to 2014 at average annual sales prices ranging from $7.20 per MMBtu to $8.10 per MMBtu. EFCH currently expects to hedge approximately 80% of the equivalent natural gas price exposure of its expected baseload generation output on a rolling five-year basis. For the period from 2009 to 2013, and taking into consideration the estimated portfolio impacts of TXU Energy’s retail electricity business, the hedging transactions described in the previous sentence result in EFCH having effectively hedged approximately 81% of its expected baseload generation natural gas price exposure for such period (on an average basis for such period) assuming an 8.0 market heat rate. The hedges were entered into with the continuing expectation that wholesale electricity prices in ERCOT will be highly correlated with natural gas prices. If market heat rates decline in the future, which would indicate a lessening of such correlation, EFCH expects that the cash flows targeted under the long-term hedging program may not be achieved.

The long-term hedging program is comprised primarily of contracts with prices based on the NYMEX Henry Hub pricing point. However, because there are other local and regional natural gas pricing points such as Houston Ship Channel, future wholesale power prices in ERCOT may not correlate as closely to the Henry Hub pricing as other pricing points, which could decrease the effectiveness of the positions in the long-term hedging program in mitigating power price exposure. EFCH has hedged approximately 95% of the Houston Ship Channel versus Henry Hub pricing point risk for the 2009 period.

Beginning in the second quarter of 2008, EFCH entered into related put and call transactions (referred to as collars), primarily for outer years of the program, that effectively hedge natural gas prices within a range. These transactions represented approximately 5% of the positions in the program at January 30, 2009, with the approximate weighted average strike prices under the collars being a floor of $7.80 per MMBtu and a ceiling of $11.75 per MMBtu. EFCH expects to employ both collars and, as has been the case, swap transactions for future hedging activity under its long-term hedging program. Under the terms of the collars, if forward natural gas prices are lower than the floor price, unrealized mark-to-market gains related to the hedges would be recognized in net income, and if forward prices are higher than the ceiling price, unrealized mark-to-market losses related to the hedges would be recognized in net income.

Prior to March 2007, a significant portion of the instruments under the long-term hedging program were designated and accounted for as cash flow hedges. In March 2007, these instruments were dedesignated as allowed under SFAS 133. Subsequent changes in the fair value of these instruments are being recorded as unrealized gains and losses in net income, which has and could continue to result in significantly increased volatility in reported net income. Based on the size of the long-term hedging program as of January 30, 2009, a $1.00/MMBtu change in natural gas prices across the period from 2009 through 2014 would result in the recognition by EFCH of up to approximately $2.0 billion in pretax unrealized mark-to-market gains or losses.

Reported unrealized mark-to-market net gains for the year ended December 31, 2008 totaled $2.6 billion, reflecting declines in forward prices of natural gas in 2008. Given the volatility of natural gas prices, it is not possible to predict future reported unrealized mark-to-market gains or losses and the actual gains or losses that will ultimately be realized upon settlement of the hedge positions in future years. If natural gas prices at settlement are lower than the prices of the hedge positions, the hedges are expected to mitigate the otherwise negative effect on earnings of lower wholesale electricity prices. However, if natural gas prices at settlement are higher than the prices of the hedge positions, the hedges are expected to dampen the otherwise positive effect on earnings of higher wholesale electricity prices and will in this context be viewed as having resulted in an opportunity cost. The cumulative unrealized mark-to-market net losses or gains related to positions in the long-term hedging program totaled a net loss of $1.8 billion at December 31, 2007, a net gain of $871 million at December 31, 2008 and a net gain of $1.206 billion at January 30, 2009. These values can change materially as market conditions change.

As of December 31, 2008, more than 95% of the long-term hedging transactions were secured by a first-lien interest in TCEH’s assets (including the transactions supported by the TCEH Commodity Collateral Posting Facility—see discussion below under “—Financial Condition—Liquidity And Capital Resources”) thereby reducing the cash and letter of credit collateral requirements for the hedging program.

TCEH Interest Rate Swap Transactions—See discussion in Note 12 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus regarding various interest rate swap transactions. As of December 31, 2008, TCEH had entered into a series of interest rate swaps that effectively fix the interest rates at between 7.3% and 8.3% on $17.55 billion principal amount of its senior secured debt maturing from 2009 to 2014. Taking into consideration these swap transactions, approximately 8% of EFCH’s total long-term debt portfolio at December 31, 2008 was exposed to variable interest rate risk. In August 2008, swaps in effect at that time were dedesignated as cash flow hedges in accordance with SFAS 133, and subsequent changes in their fair value are being marked-to-market in net income (reported in interest expense and related charges). These swaps were dedesignated as a result of the intent to change the variable interest rate terms of the hedged debt (from three-month LIBOR to one-month LIBOR) in connection with the planned execution of interest rate basis swaps to further reduce the fixed borrowing costs. EFCH may enter into additional interest rate swap transactions from time to time. Reported unrealized mark-to-market net losses related to all TCEH interest rate swaps totaled $1.477 billion for the year ended December 31, 2008. The cumulative unrealized mark-to-market net losses related to all TCEH interest rate swaps totaled $1.909 billion at December 31, 2008 ($364 million of which was reported in accumulated other comprehensive income) and $280 million at December 31, 2007 (reported in accumulated other comprehensive income) due to changes in market interest rates. These fair values can change materially as market conditions change.

Notice of Termination of Joint Venture Outsourcing Arrangements—During the fourth quarter of 2008, EFH Corp. and TCEH executed a Separation Agreement with Capgemini Energy LP (Capgemini), Capgemini America, Inc. and Capgemini North America, Inc. (collectively, CgE). As a result of the “change of control” of EFH Corp.

that occurred as a result of the Merger, TCEH had the right to terminate, without penalty, its Master Framework Agreement with Capgemini. Under the Master Framework Agreement and related services agreements, Capgemini has provided to EFH Corp. and TCEH outsourced support services, including information technology, customer care and billing, human resources, procurement and certain finance and accounting activities.

Consistent with the Master Framework Agreement, to provide for an orderly transition of the services, the Separation Agreement requires that Capgemini provide termination assistance services until the services are transitioned back to EFH Corp. and/or to another service provider. The Separation Agreement provides that the services be transitioned by December 31, 2010 (June 30, 2011, in the case of the information technology services). The Master Framework Agreement will terminate when these termination assistance services are completed. EFH Corp. (or its applicable subsidiary) previously provided a termination notice to Capgemini in respect of human resources services and customer care and revenue management services for TXU Energy. See Note 17 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for further discussion.

The effects of the termination of the outsourcing arrangements, including an accrual of $28 million for incremental costs to exit and transition the services, were included in the final Merger purchase price allocation (see Note 2 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus).

Environmental Regulatory Matters—See discussion in Note 3 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus regarding the invalidation of the EPA’s Clean Air Interstate Rule and the related impairment of intangible assets representing NOX and SO2 emission allowances in the third quarter of 2008.

Texas Generation Facilities Development—EFCH is developing three lignite-fueled generation units (2 units at Oak Grove and 1 unit at Sandow) in the state of Texas with a total estimated capacity of approximately 2,200 MW. Agreements were executed with EPC contractors to engineer and construct the units; design and procurement activities for the three units are essentially complete, and construction is well underway. Air permits for construction of all three units have been obtained. Aggregate cash capital expenditures for these three units are expected to total approximately $3.25 billion including all construction, site preparation and mining development costs, of which approximately $2.7 billion was spent as of December 31, 2008. Total recorded costs, including purchase accounting fair value adjustments and capitalized interest, are expected to total approximately $5.0 billion upon completion of the units. The expected commercial operation dates of the units are as follows: Sandow in mid 2009 and Oak Grove’s two units in late 2009 and mid 2010, respectively. See discussion in Note 13 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus under “Litigation Related to Generation Development” regarding pending litigation related to the new units.

The development program includes up to $500 million for investments in state-of-the-art emissions controls for the three new units. The development program also includes an environmental retrofit program under which EFCH will install additional environmental control systems at its existing lignite/coal-fueled generation facilities. Estimated capital expenditures associated with these additional environmental control systems total approximately $1.0 billion to $1.3 billion, of which $219 million was spent as of December 31, 2008. EFCH has not yet completed all detailed cost and engineering studies for the additional environmental systems, and the cost estimates could materially change as EFCH determines the details of and further evaluates the engineering and construction costs related to these investments.

Nuclear Generation Development—In September 2008, EFCH filed a combined operating license application with the NRC for two new nuclear generation facilities, each with approximately 1,700 MW (gross capacity), at its existing Comanche Peak nuclear generation site. The application was accepted by the NRC for review in December 2008. In connection with the filing of the application, in January 2009, a subsidiary of EFCH and Mitsubishi Heavy Industries Ltd. (MHI) formed a joint venture to further the development of the two new nuclear generation units using MHI’s US–Advanced Pressurized Water Reactor technology. Under the terms of the joint venture, known as Comanche Peak Nuclear Power Company LLC, a subsidiary of EFCH holds an 88% ownership interest in the company, and MHI has a 12% stake.

In September 2008, EFCH filed Part I of its loan guarantee application with the DOE for financing related to the proposed units. In December 2008, EFCH filed Part II of the application with the DOE. The DOE continues to review the Part II application, and in accordance with DOE regulations, EFCH intends to file a “Follow-On Submission,” updating its Part II application, in March 2009.

Key Risks And Challenges

Following is a discussion of key risks and challenges facing management and the initiatives currently underway to manage such challenges.

Substantial Leverage, Uncertain Financial Markets and Liquidity Risk

EFCH’s substantial leverage, resulting in part from debt incurred to finance the Merger, requires a substantial amount of cash flow to be dedicated to principal and interest payments and could adversely affect EFCH’s ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry, and expose it to interest rate risk. Short-term borrowings and long-term debt, including amounts due currently, totaled $32.725 billion at December 31, 2008. Taking into consideration interest-rate swap transactions, as of December 31, 2008 approximately 92% of EFCH’s total long-term debt portfolio is subject to fixed interest rates, at a weighted average interest rate of 9.94%. Principal payments on EFCH’s debt in 2009 are expected to total approximately $258 million, and interest payments on long-term debt are expected to total approximately $2.277 billion, including amounts related to EFH Corp. debt that is guaranteed by EFCH (as discussed in Note 12 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus).

While EFCH believes its cash on hand and cash flow from operations combined with availability under existing credit facilities provide sufficient liquidity to fund current and projected expenses and capital requirements for 2009 (see “—Financial Condition—Liquidity and Capital Resources” section below), there can be no assurance, considering the current dislocation and uncertainty in financial markets, that counterparties to EFCH’s credit facilities will perform as expected through the maturity dates or hedging and trading counterparties, particularly related to the long-term hedging program, will meet their obligations to EFCH. Failure of such counterparties to meet their obligations or substantial unexpected changes in financial markets, the economy, the requirements of regulators or EFCH’s industry or operations could result in constraints in EFCH’s liquidity. See discussion of credit risk in “—Quantitative and Qualitative Disclosures about Market Risk” and discussion of credit facilities in “—Financial Condition—Liquidity and Capital Resources” and in Note 12 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

In addition, because its operations are capital intensive, EFCH expects to rely over the long-term upon access to financial markets as a significant source of liquidity for capital requirements not satisfied by cash-on-hand, operating cash flows or its available credit facilities. If the credit crisis and related dislocation in the global financial system continue, EFCH’s ability to economically access the capital or credit markets may be restricted at a time when EFCH would like, or needs, to access those markets. Lack of such access could have an impact on EFCH’s flexibility to react to changing economic and business conditions.

Natural Gas Price and Market Heat-Rate Exposure

Wholesale electricity prices in the ERCOT market generally move with the price of natural gas because marginal demand for electricity supply is generally met with natural gas-fueled generation facilities. Historically the price of natural gas has fluctuated due to the effects of weather, changes in industrial demand, supply availability, and other economic and market factors and such prices have been very volatile in recent years. Since 2005, natural gas prices ranged from below $5 per MMBtu to above $13 per MMBtu. The wholesale market price of power divided by the market price of natural gas represents the market heat rate. Market heat rate movements also affect wholesale electricity prices. Market heat rate reflects the efficiency of the marginal supplier (generally natural gas-fueled generation facilities) in generating electricity.

In contrast to EFCH’s natural gas-fueled generation facilities, changes in natural gas prices have no significant effect on the cost of generating electricity from EFCH’s nuclear and lignite/coal-fueled plants. All other factors being equal, these baseload generation assets, which provided 65% of supply volumes in 2008, increase or decrease in value as natural gas prices and market heat rates rise or fall, respectively, because of the effect of natural gas prices setting marginal wholesale power prices in ERCOT.

With the exposure to variability of natural gas prices, retail sales price management and hedging activities are critical to the profitability of the business and maintaining consistent cash flow levels. With the expiration of the formerly regulated rate mechanism on January 1, 2007, TXU Energy has price flexibility in all of its retail markets with the exception of the sales to customers on fixed rate plans and a committed price cap at 2006 levels through 2009 for qualifying residential customers who remain on certain plans that were equal to the previously regulated rates. During 2008, the cap was below prevailing market prices and reduced retail revenues by approximately $130 million compared to 2007. Effective January 1, 2009, the cap increases by more than 2 cents per kWh.

EFCH’s approach to managing commodity price risk focuses on the following:

•	employing disciplined hedging and risk management strategies through physical and financial energy-related (electricity and natural gas) contracts intended to partially hedge gross margins;

•	continuing reduction of fixed costs to better withstand gross margin volatility;

•	following a retail pricing strategy that appropriately reflects the magnitude and costs of commodity price and liquidity risk, and

•	improving retail customer service to attract and retain high-value customers.

As discussed above under “—Executive Summary—Significant Activities and Events,” EFCH has implemented a long-term hedging program to mitigate the risk of future declines in wholesale electricity prices due to declines in natural gas prices.

The following sensitivity table provides estimates of the potential impact of movements in natural gas prices and market heat rates on realized pre-tax earnings for the periods presented. The estimates related to natural gas price sensitivity are based on EFCH’s unhedged position as of January 30, 2009, which reflects estimates of electricity generation less amounts hedged through the long-term natural gas hedging program and amounts under existing wholesale and retail sales contracts. (For the balance of the 2009 period, the substantial majority of retail sales under month-to-month arrangements are deemed to be under contract.)

	Balance 2009	2010	2011	2012	2013
$1.00 change in gas price (a)	$22	$65	$69	$111	$290
0.1 change in market heat rate (b)	$8	$43	$57	$63	$65

(a)	Assumes conversion of electricity positions based on an approximate 8.0 market heat rate with natural gas being on the margin 75% to 90% of the time (i.e. when coal is forecast to be on the margin, no natural gas position is assumed to be generated).
(b)	Based on Houston Ship Channel natural gas price as of January 30, 2009.

EFCH’s market heat rate exposure is derived from its generation portfolio and is potentially impacted by generation capacity increases, particularly increases in lignite/coal- and nuclear-fueled capacity, as well as wind capacity, which could result in lower market heat rates. EFCH expects that decreases in market heat rates would decrease the value of its generation assets because lower market heat rates generally result in lower wholesale electricity prices, and vice versa. EFCH mitigates market heat rate risk through retail and wholesale electricity sales contracts and shorter-term market heat rate hedging transactions. EFCH evaluates opportunities to mitigate market heat rate risk over extended periods through longer-term electricity sales contracts where practical considering pricing, credit, liquidity and related factors.

On an ongoing basis, EFCH will continue monitoring its overall commodity risks and seek to balance its portfolio based on its desired level of exposure to natural gas prices and market heat rates and potential changes to its operational forecasts of overall generation and consumption in its native and growth business. Portfolio balancing may include the execution of incremental transactions, including heat rate hedges, the unwinding of existing transactions and the substitution of natural gas hedges with commitments for the sale of electricity at fixed prices. As a result, commodity price exposures and their effect on earnings could change from time to time.

See “—Financial Condition—Liquidity and Capital Resources” below for a discussion of the liquidity effects of the long-term hedging program. Also see additional discussion of risk measures below under “—Quantitative and Qualitative Disclosures about Market Risk.”

Competitive Markets and Customer Retention

Competitive retail activity in Texas resulted in declines in sales volumes in 2006 and 2007. Total retail sales volumes declined 5% and 11% in 2007 and 2006, respectively, as retail sales volume declines in EFH Corp.’s historical service territory were partially offset by growth in other territories. While competition was a factor, the decline in 2007 also reflected unusually cool summer weather. While this trend reversed in 2008, with a slight increase in total retail sales volumes and 2% growth in retail customers, competition remains robust. The area representing EFH Corp.’s historical service territory prior to deregulation, largely in north Texas, consisted of more than 3.1 million electricity consumers (measured by meter counts) as of year-end 2008. EFCH currently has approximately 1.8 million retail customers in that territory and approximately 0.4 million retail customers in other competitive areas in Texas. In responding to the competitive landscape and full competition in the ERCOT marketplace, EFCH is focusing on the following key initiatives:

•

Maintaining competitive pricing initiatives as evidenced by price reductions on most residential service plans in fall 2008 and early 2009 and the 15% cumulative price reduction in 2007 applicable to residential customers under qualifying service plans;

•

Profitably growing the retail customer base by actively competing for new and existing customers in areas in Texas open to competition. The customer retention strategy remains focused on continuing to implement initiatives to deliver world-class customer service and improve the overall customer experience;

•

Establishing TXU Energy as the most innovative retailer in the Texas market by continuing to develop tailored product offerings to meet customer needs. TXU Energy plans to invest $100 million over the five-year period beginning in 2008 in retail initiatives aimed at helping consumers conserve energy and other demand-side management initiatives that are intended to moderate consumption and reduce peak demand for electricity, and

•

Focusing business market initiatives largely on programs targeted to retain the existing highest-value customers and to recapture customers who have switched REPs. Initiatives include maintaining and continuously refining a disciplined contracting and pricing approach and economic segmentation of the business market to enhance targeted sales and marketing efforts and to more effectively deploy the direct-sales force. Tactical programs put into place include improved customer service, new product price/service offerings and a multichannel approach for the small business market.

Texas Generation Development Program

The undertaking of the development of three generation facilities in Texas as described above under “—Executive Summary—Significant Activities and Events” involves a number of risks. Aggregate cash capital expenditures to develop these three units are expected to total approximately $3.25 billion. While EFCH believes the investment economics of the program are strong, estimates of future natural gas prices, market heat rates and effects of any greenhouse gas emissions laws or regulation may prove to be inaccurate, and returns on the investment could be significantly less than anticipated. Although substantial construction work has been completed, the program remains exposed to start-up delays, failure of the units to meet performance specifications and other project execution risks. Further, the development program has been subject to litigation and other environmental challenges. In the unlikely event these development activities are cancelled, EFCH is exposed to impairment of construction work-in-process assets and project discontinuance costs, including equipment order cancellation penalties (see Note 13 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus).

Energy Prices and Regulatory Risk

Natural gas prices rose to unprecedented levels in the latter part of 2005, reflecting a world-wide increase in energy prices compounded by hurricane-related infrastructure damage. The related rise in electricity prices elevated public awareness of energy costs and dampened customer demand. Natural gas prices remain subject to events that create price volatility, and while not reaching 2005 levels, forward natural gas prices rose substantially in 2007 and part of 2008 before falling in the second half of 2008 and were especially volatile in 2008. Sustained high energy prices and/or ongoing price volatility also creates a risk for regulatory and/or legislative intervention with the mechanisms that govern the competitive wholesale and retail markets in ERCOT. EFCH believes that competitive markets result in a broad range of innovative pricing and service alternatives to consumers and ultimately the most efficient use of resources and regulatory entities should continue to take actions that encourage competition in the industry. Regulatory and/or legislative intervention could disrupt the relationship between natural gas prices and electricity prices, which could impact the results of EFCH’s long-term hedging strategy.

New and Changing Environmental Regulations

EFCH is subject to various environmental laws and regulations related to SO2, NOX and mercury emissions as well as other environmental contaminants that impact air and water quality. EFCH is in compliance with all current laws and regulations, but regulatory authorities continue to evaluate existing requirements and consider proposals for changes. In addition, in July 2008, the US Court of Appeals for the D.C. Circuit (D.C. Circuit Court) invalidated CAIR, which required reductions of SO2 and NOX emissions from power generation facilities in 28 states, including Texas, where EFCH’s generation facilities are located and remanded CAIR to the EPA to promulgate a rule consistent with its opinion. In December 2008, in response to an EPA petition, the D.C. Circuit Court reversed, in part, its previous ruling. Such reversal confirmed that CAIR is not valid, but allowed it to remain in place while the EPA revises CAIR to correct the previously identified shortcomings. At this time, EFCH cannot predict the outcome of this decision, including how or when the EPA may revise CAIR. See further discussion under “Business—Environmental Regulations and Related Considerations—Sulfur Dioxide, Nitrogen Oxide and Mercury Emissions” and see Note 3 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of impairment charges recorded as a result of the D.C. Circuit Court’s original ruling on CAIR.

EFCH continues to closely monitor any potential legislative and regulatory changes pertaining to global climate change. In view of the fact that a substantial portion of its generation portfolio consists of lignite/coal-fueled generation plants and EFCH is constructing three new lignite-fueled generation plants, EFCH’s financial condition or results of operations could be materially adversely affected by the enactment of any legislation or regulation that mandates a reduction in GHG emissions or that imposes financial penalties, costs or taxes on entities that produce GHG emissions. For example, federal, state or regional legislation or regulation addressing global climate change could result in EFCH either incurring increased material costs in order for it to reduce its GHG emissions or to procure emission allowances or credits in order for it to comply with a mandatory cap-and-trade emissions reduction program or incurring increased taxes, which could be material, due to the imposition of a carbon tax. See further discussion under “Business—Environmental Regulations and Related Considerations—Global Climate Change.”

Exposures Related to Nuclear Asset Outages

EFCH’s nuclear assets are comprised of two generation units at Comanche Peak, each with a capacity of 1,150 MW. The Comanche Peak plant represents approximately 13% of EFCH’s total generation capacity. The nuclear generation units represent EFCH’s lowest marginal cost source of electricity. Assuming both nuclear generation units experienced an outage, the unfavorable impact to pretax earnings is estimated to be approximately $2 million per day before consideration of any insurance proceeds. Also see discussion of nuclear facilities insurance in Note 13 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

The inherent complexities and related regulations associated with operating nuclear generation facilities result in environmental, regulatory and financial risks. The operation of nuclear generation facilities is complex and subject to continuing review and regulation by the NRC, covering, among other things, operations, maintenance, emergency planning, security, and environmental and safety protection. The NRC may implement changes in regulations that result in increased capital or operating costs, and it may require extended outages, modify, suspend or revoke operating licenses and impose fines for failure to comply with its existing regulations and the provisions of the Atomic Energy Act. In addition, an unplanned outage at another nuclear generation facility could result in the NRC taking action to shut down the Comanche Peak plant as a precautionary measure.

The Comanche Peak plant has not experienced an extended unplanned outage, and management continues to focus on the safe, reliable and efficient operations at the plant.

Application of Critical Accounting Policies

EFCH’s significant accounting policies are discussed in Note 1 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus. EFCH follows accounting principles generally accepted in the US. Application of these accounting policies in the preparation of EFCH’s consolidated financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and revenues and expenses during the periods covered. The following is a summary of certain critical accounting policies of EFCH that are impacted by judgments and uncertainties and under which different amounts might be reported using different assumptions or estimation methodologies.

Purchase Accounting

The Merger was accounted for by EFH Corp. under purchase accounting, whereby the purchase price of the transaction was allocated to EFH Corp.’s identifiable assets acquired and liabilities assumed based upon their fair values. The estimates of the fair values recorded were determined based on the principles in SFAS 157 (see Note 20 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus) and reflect significant assumptions and judgments. Material valuation inputs for long-lived assets and liabilities included forward electricity and natural gas price curves and market heat rates, discount rates, nonperformance risk adjustments related to liabilities, retail customer attrition rates, generation plant operating and construction costs and asset lives. The valuations reflected considerations unique to the competitive wholesale power market in ERCOT as well as EFCH’s assets. For example, the valuation of the baseload generation facilities considered EFCH’s lignite fuel reserves and mining capabilities.

The results of the purchase price allocation included an increase in the total carrying value of EFCH’s baseload generation plants and the recording of intangible assets related to the retail customer base, the TXU Energy trade name and emission credits. Further, commodity and other contracts not already subject to fair value accounting were valued, and amounts representing favorable or unfavorable contracts (versus market conditions as of the date of the Merger) were recorded as intangible assets or liabilities, respectively. Management believes all material intangible assets were identified. See Notes 2 and 3 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for details of the purchase price allocation and intangible assets recorded, respectively.

The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. The goodwill amount recorded upon finalization of purchase accounting by EFCH totaled $18.3 billion. Purchase accounting impacts, including goodwill recognition, have been “pushed down,” resulting in the assets and liabilities of EFCH being recorded at their fair values as of October 10, 2007. The assignment of purchase price was based on the relative estimated enterprise value of EFCH’s operations as of the date of the Merger using discounted cash flow methodologies. In accordance with SFAS 142, goodwill is not amortized to net income, but is required to be tested for impairment at least annually. Management believes the drivers of the goodwill amount recorded by EFCH include the incremental value of the future cash flow potential of the baseload generation facilities, including facilities under construction, over the values assigned to those assets under purchase accounting rules, considering the market-pricing mechanisms and growth potential in the ERCOT market, as well as the value derived from the scale of the retail business. Also see discussion below under “—Application of Critical Accounting Policies—Impairment of Long-Lived Assets.”

In the fourth quarter of 2008, EFCH recorded a goodwill impairment charge of $8.0 billion. The goodwill impairment is EFCH’s best estimate and subject to change upon finalization of fair value calculations which is expected to be completed during the first quarter of 2009. See discussion immediately below under “—Application of Critical Accounting Policies—Impairment of Long-Lived Assets.”

Impairment of Long-Lived Assets

EFCH evaluates long-lived assets (including intangible assets with finite lives) for impairment whenever indications of impairment exist, in accordance with SFAS 144 whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. One of those indications is a current expectation that “more likely than not” a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life (as is the case for the natural gas-fueled generation assets discussed below). For EFCH’s baseload generation assets, another possible indication would be an expected long-term decline in natural gas prices and/or market heat rates. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows related to an asset or group of assets. Further, the unique nature of EFCH’s property, plant and equipment, which includes a fleet of generation assets with a diverse fuel mix and individual plants that have varying production or output rates, requires the use of significant judgments in determining the existence of impairment indications and the grouping of assets for impairment testing.

Goodwill and intangible assets with indefinite useful lives are required to be tested for impairment at least annually or whenever events or changes in circumstances indicate an impairment may exist, such as the possible impairments to long-lived assets discussed above. EFCH tests goodwill and intangible assets with indefinite useful lives for impairment on October 1st each year. As required by SFAS 142, EFCH has allocated goodwill to its reporting unit, which essentially consists of TCEH and goodwill impairment testing is performed at the reporting unit level. Under the SFAS 142 goodwill impairment analysis, if at the assessment date a reporting unit’s carrying value exceeds its estimated fair value (enterprise value), then the estimated enterprise value of the reporting unit is compared to the estimated fair values of the reporting unit’s operating assets (including identifiable intangible assets) and liabilities at the assessment date, and the resultant implied goodwill amount is then compared to the recorded goodwill amount. Any excess of the recorded goodwill amount over the implied goodwill amount is written off as an impairment charge.

The determination of enterprise value involves a number of assumptions and estimates. EFCH uses a combination of three fair value inputs to estimate enterprise values of its reporting units: internal discounted cash flow analyses (income approach), comparable company equity values and any recent pending and/or completed relevant transactions. The income approach involves estimates of future performance that reflect assumptions regarding, among other things, forward natural gas and electricity prices, market heat rates, generation plant performance and retail sales volume trends. Another key variable in the income approach is the discount rate, or weighted average cost of capital. The determination of the discount rate takes into consideration the capital structure, debt ratings and current debt yields of comparable companies as well as an estimate of return on equity that reflects historical market returns and current market volatility for the industry. Enterprise value estimates based on comparable company equity values involve using trading multiples of EBITDA of those selected companies to derive appropriate multiples to apply to the EBITDA of the reporting units. This approach requires an estimate, using historical acquisition data, of an appropriate control premium to apply to the reporting unit values calculated from such multiples. Critical judgments include the selection of comparable companies and the weighting of the three value inputs in developing the best estimate of enterprise value.

See Note 3 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a discussion of the goodwill impairment charge of $8.0 billion (not deductible for income tax purposes) recorded in the fourth quarter of 2008. The impairment primarily arises from the dislocation in the capital markets that has increased interest rate spreads and the resulting discount rates used in estimating fair values and the effect of recent declines in market values of debt and equity securities of comparable companies. Also see Note 3 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of the impairment charge of $481 million ($310 million after-tax) related to the trade name intangible asset also recorded in the fourth quarter of 2008. The estimated fair value of this intangible asset is based on an assumed royalty methodology.

In the fourth quarter of 2008, EFCH recorded an impairment charge of $229 million ($147 million after-tax) related to its natural gas-fueled generation fleet. The value of those natural gas-fueled generation assets was previously increased to fair value as of October 10, 2007 along with the adjustment of EFCH’s baseload generation assets, as part of purchase accounting for the Merger. An impairment charge of $198 million ($129 million after-tax) related to the fleet was recorded in 2006. The natural gas-fueled generation units are generally operated to meet peak demands for electricity, and the fleet is tested for impairment as an asset group. See Note 5 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a discussion of the impairments. The estimated impairments were based on numerous judgments including forecasted production, forward prices of natural gas and electricity, overall generation availability in ERCOT and ERCOT grid congestion. In February 2009, EFCH notified ERCOT of its plans to retire 11 of its natural gas-fueled units, totaling 2,229 MW of capacity (2,341 MW of installed nameplate capacity), in May 2009 and mothball (idle) an additional four units, totaling 1,596 MW of capacity (1,675 MW of installed nameplate capacity), in September 2009. ERCOT has 90 days from the date of the notification to request additional information or provide feedback on the proposed changes to the operation of these units.

Derivative Instruments and Mark-to-Market Accounting

EFCH enters into contracts for the purchase and sale of energy-related commodities, and also enters into other derivative instruments such as options, swaps, futures and forwards primarily to manage commodity price and interest rate risks. Under SFAS 133, these instruments are subject to mark-to-market accounting, and the determination of market values for these instruments is based on numerous assumptions and estimation techniques.

Mark-to-market accounting recognizes changes in the fair value of derivative instruments in the financial statements as market prices change. The default accounting treatment for a derivative is to record changes in fair value as unrealized mark-to-market gains and losses in net income with an offset to derivative assets and liabilities. The availability of quoted market prices in energy markets is dependent on the type of commodity (e.g., natural gas, electricity, etc.), time period specified and delivery point. In computing fair value for derivatives, each forward pricing curve is separated into liquid and illiquid periods. The liquid period varies by delivery point and commodity.

Generally, the liquid period is supported by exchange markets, broker quotes and frequent trading activity. For illiquid periods, fair value is estimated based on forward price curves developed using modeling techniques that take into account available market information and other inputs that might not be readily observable in the market. EFCH adopted SFAS 157 concurrent with the Merger and estimates fair value as described in Note 20 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus and discussed under “—Application of Critical Accounting Policies—Fair Value Measurements” below.

SFAS 133 allows for “normal” purchase or sale elections and hedge accounting designations, which generally eliminate or defer the requirement for mark-to-market recognition in net income and thus reduce the volatility of net income that can result from fluctuations in fair values. These elections and designations are intended to match the accounting recognition of the contract’s financial performance to that of the transaction the contract is intended to hedge. “Normal” purchases and sales are contracts that provide for physical delivery of quantities expected to be used or sold over a reasonable period in the normal course of business and are not subject to mark-to-market accounting.

In accounting for cash flow hedges, changes in fair value are recorded in other comprehensive income with an offset to derivative assets and liabilities to the extent the change in value is effective; that is, it mirrors the offsetting change in fair value of the forecasted hedged transaction. Changes in value that represent ineffectiveness of the hedge are recognized in net income immediately, and the effective portion of changes in fair value initially recorded in other comprehensive income are recognized in net income in the period that the hedged transactions are recognized. EFCH continually assesses its hedge elections and under SFAS 133 could dedesignate positions currently accounted for as cash flow hedges, the effect of which could be more volatility of reported earnings as all changes in the fair value of the positions would be included in net income. In March 2007, the instruments making up a significant portion of the long-term hedging program that were previously designated as cash flow hedges were dedesignated as allowed under SFAS 133, and subsequent changes in their fair value are being marked-to-market in net income. In addition, in August 2008, interest rate swap transactions in effect at that time were dedesignated as cash flow hedges in accordance with SFAS 133, and subsequent changes in their fair value are being marked-to-market in net income. See further discussion of the long-term hedging program and interest rate swap transactions above under “—Executive Summary—Significant Activities and Events.”

The following tables provide the effects on both net income and other comprehensive income of accounting for those derivative instruments that EFCH has determined to be subject to fair value measurement under SFAS 133.

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Amounts recognized in net income (after-tax):
Unrealized net gains (losses) on positions marked-to-market in net income (a)	$517	$(955)	$(492)	$(2)
Unrealized net (gains) losses representing reversals of previously recognized fair values of positions settled in the period (a)	25	(56)	(36)	24
Unrealized ineffectiveness net gains (losses) on positions accounted for as cash flow hedges	(3)	$—	74	150
Reversals of previously recognized unrealized net (gains) losses related to cash flow hedge positions settled in the period	—	—	(15)	5

Total	$539	$(1,011)	$(469)	$177

Amounts recognized in other comprehensive income (after-tax):
Net gains (losses) in fair value of positions accounted for as cash flow hedges (b)	$(181)	$(177)	$(288)	$598
Net (gains) losses on cash flow hedge positions recognized in net income to offset hedged transactions (b)	122	—	(89)	(47)

Total	$(59)	$(177)	$(377)	$551

(a)	Amounts for 2008 include $1.503 billion in net gains related to commodity positions and $960 million in net losses related to interest rate swaps. Prior period amounts are essentially all related to commodity positions. Prior period amounts have been reclassified to include effects of changes in fair values of positions entered into and settled within the period. This change was made in association with the reclassification of commodity hedging and trading activities discussed in Note 1 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.
(b)	As discussed in Note 1 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus under “Basis of Presentation,” these amounts have been reclassified to reflect current presentation.

The effect of mark-to-market and hedge accounting for derivatives on the balance sheet is as follows:

	Successor
	December 31, 2008	December 31, 2007
Net derivative asset related to commodity cash flow hedges	$7	$7
Net derivative liability related to interest rate hedges	(1,909)	(280)
Net commodity contract asset (liability) (a)	$459	$(2,009)
Net accumulated other comprehensive gain (loss) included in shareholders’ equity (after-tax) amounts (b)	$(236)	$(177)

(a)	Excludes amounts not arising from recognition of fair values such as payments and receipts of cash and other consideration associated with commodity hedging and trading activities.
(b)	All amounts included in other comprehensive income as of October 10, 2007, which totaled $53 million in net gains, were eliminated as part of purchase accounting.

Fair Value Measurements

In addition to purchase accounting, EFCH applies fair value accounting on a recurring basis to certain assets and financial instruments under the fair value hierarchy established in SFAS 157. EFCH utilizes several valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis. These techniques include, but are not limited to, the use of broker quotes and statistical relationships between different price curves and are intended to maximize the use of observable inputs and minimize the use of unobservable inputs. In applying the market approach, EFCH uses a mid-market valuation convention (the mid-point between bid and ask prices) as a practical expedient.

Level 1 and Level 2 assets and liabilities consist primarily of commodity-related contracts for natural gas and electricity derivative instruments entered into for hedging purposes, securities associated with the nuclear decommissioning trust, and interest rate swaps that are economic hedges of interest payments on long-term debt. Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. Level 2 valuations are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences. Level 2 inputs include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals, and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Examples of Level 2 valuation inputs utilized by EFCH include over-the-counter broker quotes and quoted prices for similar assets or liabilities that are corroborated by correlation or through statistical relationships between different price curves. For example, certain physical power derivatives are executed for a particular location at specific time periods that might not have active markets; however, an active market might exist for such derivatives for a different time period at the same location. EFCH utilizes correlation techniques to compare prices for inputs at both time periods to provide a basis to value the non-active derivative. (See Note 20 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional discussion of how broker quotes are utilized.)

Level 3 assets and liabilities consist primarily of more complex long-term power purchases and sales agreements, including longer-term wind and other power purchase and sales contracts and certain natural gas positions in the long-term hedging program. Level 3 assets and liabilities are valued using significant unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. EFCH uses the most meaningful information available from the market, combined with its own internally developed valuation methodologies, to develop its best estimate of fair value. The determination of fair value for Level 3 assets and liabilities requires significant management judgment and estimation.

Valuations of Level 3 assets and liabilities are sensitive to the assumptions used for the significant inputs. Where market data is available, the inputs used for valuation reflect that information as of EFCH’s valuation date. In periods of extreme volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process. An illiquid market is one in which little or no observable activity has occurred or one that lacks willing buyers. Fair value adjustments include adjustments for counterparties’ credit risk, as well as EFCH’s credit risk as appropriate, to determine a fair value measurement. Judgment is then applied in formulating those inputs. Valuation risk is mitigated through the performance of stress testing of the significant inputs to understand the impact that varying assumptions may have on the valuation and other review processes performed to ensure appropriate valuation.

As part of EFCH’s valuation of assets subject to fair value accounting, credit risk is taken into consideration by measuring the extent of netting arrangements in place with the counterparty along with credit enhancements and the estimated credit rating of the counterparty. EFCH’s valuation of liabilities subject to fair value accounting takes into consideration the market’s view of its credit risk along with the existence of netting arrangements in place with the counterparty and credit enhancements posted by EFCH. EFCH considers the credit risk adjustment to be a Level 3 input since judgment is used to assign credit ratings, recovery rate factors and default rate factors.

Level 3 assets totaled $283 million at December 31, 2008 and represented approximately 7% of the assets measured at fair value, or less than 1% of total assets. Level 3 liabilities totaled $355 million at December 31, 2008 and represented approximately 7% of the liabilities measured at fair value, or less than 1% of total liabilities.

Valuations of several of EFCH’s Level 3 assets and liabilities are based on long-dated price curves for electricity that are developed internally. Additionally, Level 3 assets and liabilities are sensitive to changes in discount rates, option-pricing model inputs such as volatility factors and credit risk adjustments. As of December 31, 2008, a $5.00 per MWh change in electricity price assumptions across unobservable inputs, primarily related to the outer years in EFCH’s long-dated pricing model (years that are not market observable) would cause an approximate $95 million change in net Level 3 liabilities. In addition, EFCH has derivative contracts that are valued based on option-pricing models with unobservable inputs. A 10% increase in volatility and correlation related to these contracts would cause an approximate $8 million change in net Level 3 liabilities. See Note 20 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional information about fair value measurements, including a table presenting the changes in Level 3 assets and liabilities for the twelve months ended December 31, 2008.

Revenue Recognition

EFCH’s revenue includes an estimate for unbilled revenue that represents estimated daily kWh consumption after the meter read date to the end of the period multiplied by the applicable billing rates. Estimated daily kWh usage is derived using historical kWh usage information adjusted for weather and other measurable factors affecting consumption. Calculations of unbilled revenues during certain interim periods are generally subject to more estimation variability because of seasonal changes in demand. Accrued unbilled revenues totaled $427 million, $404 million and $406 million at December 31, 2008, 2007 and 2006, respectively.

Accounting for Contingencies

The financial results of EFCH may be affected by judgments and estimates related to loss contingencies. A significant contingency that EFCH accounts for is the loss associated with uncollectible trade accounts receivable. The determination of such bad debt expense is based on factors such as historical write-off experience, aging of accounts receivable balances, changes in operating practices, regulatory rulings, general economic conditions, effects of hurricanes and other natural disasters and customers’ behaviors. Changes in customer count and mix due to competitive activity and seasonal variations in amounts billed add to the complexity of the estimation process. Historical results alone are not always indicative of future results, causing management to consider potential changes in customer behavior and make judgments about the collectability of accounts receivable. Bad debt expense totaled $81 million, $13 million, $44 million and $67 million for the year ended December 31, 2008, the period from October 11, 2007 to December 31, 2007, the period from January 1, 2007 to October 10, 2007, and the year ended December 31, 2006, respectively. The increase in bad debt expense in 2008 was driven by retail operations in South Texas reflecting competitive customer acquisition and the effects of Hurricane Ike. See “—Financial Condition—Liquidity and Capital Resources—Bankruptcy Filing of Lehman Brothers Holdings Inc.” regarding a reserve for amounts due from subsidiaries of Lehman.

Litigation contingencies also may require significant judgment in estimating amounts to accrue. EFCH accrues liabilities for litigation contingencies when such liabilities are considered probable of occurring and the amount is reasonably estimable. No significant amounts have been accrued for such contingencies during the three-year period ended December 31, 2008. See “Business—Legal Proceedings” for discussion of major litigation.

Accounting for Income Taxes

EFH Corp. files a consolidated federal income tax return; however, EFCH’s income tax expense and related balance sheet amounts are recorded as if the entity was a stand-alone corporation. EFCH’s income tax expense and related balance sheet amounts involve significant management estimates and judgments. Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, involve judgments and estimates of the timing and probability of recognition of income and deductions by taxing authorities. In assessing the likelihood of realization of deferred tax assets, management considers estimates of the amount and character of future taxable income. Actual income taxes could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, EFCH’s forecasted financial condition and results of operations in future periods, as well as final review of filed tax returns by taxing authorities. EFH Corp.’s income tax returns are regularly subject to examination by applicable tax authorities. In management’s opinion, an adequate reserve has been made for any future taxes that may be owed as a result of any examination.

FIN 48 provides interpretive guidance for accounting for uncertain tax positions, and as discussed in Note 7 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus, EFCH adopted this new standard January 1, 2007. See Notes 1 and 9 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of income tax matters.

Depreciation and Amortization

Depreciation expense related to generation facilities is based on the estimates of fair value and economic useful lives as determined in the application of purchase accounting described above. The accuracy of these estimates directly affects the amount of depreciation expense. If future events indicate that the estimated lives are no longer appropriate, depreciation expense will be recalculated prospectively from the date of such determination based on the new estimates of useful lives.

The estimated remaining lives range from 23 to 32 years for the lignite/coal-fueled generation units and an average 43 years for the nuclear-fueled generation units. The estimated life of these baseload units is 60 years, the same as estimates prior to purchase accounting. See Note 1 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus under “Property, Plant and Equipment” for discussion of the change from composite to asset-by-asset depreciation effective with the Merger.

Finite-lived intangibles identified as a result of purchase accounting are amortized over their estimated useful lives based on the expected realization of economic effects. See Note 3 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional information.

Defined Benefit Pension Plans and OPEB Plans

Subsidiaries of EFCH are participating employers in the pension plan sponsored by EFH Corp. and offer pension benefits through either a traditional defined benefit formula or a cash balance formula to eligible employees. Subsidiaries of EFCH also participate in health care and life insurance benefit plans offered by EFH Corp. to eligible employees and their eligible dependents upon the retirement of such employees from EFCH. Reported costs of providing noncontributory defined pension benefits and OPEB are dependent upon numerous factors, assumptions and estimates.

Benefit costs are impacted by actual employee demographics (including but not limited to age, compensation levels and years of accredited service), the level of contributions made to retiree plans, expected and actual earnings on plan assets and the discount rates used in determining the projected benefit obligation. Changes made to the provisions of the plans may also impact current and future benefit costs. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

In accordance with accounting rules, changes in benefit obligations associated with these factors may not be immediately recognized as costs in the income statement, but are recognized in future years over the remaining average service period of plan participants. As such, significant portions of benefit costs recorded in any period may not reflect the actual level of cash benefits provided to plan participants. Costs allocated from the plans are also impacted by movement of employees between participating companies. Pension and OPEB costs as determined under applicable accounting rules are summarized in the following table:

	Successor		Predecessor
	December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	December 31, 2006
Pension costs under SFAS 87	$6	$1	$4	$8
OPEB costs under SFAS 106	8	2	9	10

Total benefit costs and net amounts recognized as expense	$14	$3	$13	$18

Funding of pension and OPEB Plans	$1	$—	$1	$1

Discount rate	6.55%	6.45%	5.90%	5.75%

Regulatory Recovery of Pension and OPEB Costs—In 2005, an amendment to PURA relating to pension and OPEB costs was enacted by the Texas Legislature. This amendment provides for the recovery by Oncor of pension and OPEB costs for all applicable former employees of the regulated predecessor integrated electric utility. In addition to Oncor’s active and retired employees, these former employees largely include active and retired personnel engaged in TCEH’s activities, related to service of those additional personnel prior to the deregulation and disaggregation of EFH Corp.’s business effective January 1, 2002. Accordingly, Oncor and TCEH entered into an agreement whereby Oncor assumed responsibility for applicable pension and OPEB costs related to those personnel. The amendment additionally authorizes Oncor to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in Oncor’s current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings. Accordingly, in 2005, Oncor began deferring (principally as a regulatory asset or property) additional pension and OPEB costs consistent with the amendment, which was effective January 1, 2005. Amounts deferred are ultimately subject to regulatory approval.

Presentation and Analysis Of Results

Management’s discussion and analysis of results of operations and cash flows has been prepared by analyzing the results of operations and cash flows of the Successor for the year ended December 31, 2008 on a stand-alone basis, by comparing the results of operations and cash flows of the Successor for the period October 11, 2007 through December 31, 2007 to the results of operations and cash flows of the Predecessor for the three months ended December 31, 2006 and by comparing the results of operations and cash flows of the Predecessor for the period January 1, 2007 through October 10, 2007 to the results of operations and cash flows of the Predecessor for the nine months ended September 30, 2006. To facilitate the discussion, certain volumetric and statistical data for 2007 have been presented as of and for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 and as of and for the three months ended December 31, 2007 compared to the three months ended December 31, 2006. Such volumetric and statistical data are measured and reported on a monthly, quarterly and annual basis.

Results of Operations

Financial Results

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period From January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Operating revenues	$9,787	$1,671	$6,884	$1,950	$7,446
Fuel, purchased power costs and delivery fees	(5,600)	(852)	(3,209)	(847)	(3,081)
Net gain (loss) from commodity hedging and trading activities	2,184	(1,492)	(554)	92	61
Operating costs	(677)	(124)	(471)	(164)	(441)
Depreciation and amortization	(1,092)	(315)	(253)	(81)	(252)
Selling, general and administrative expenses	(680)	(153)	(452)	(154)	(380)
Franchise and revenue-based taxes	(109)	(30)	(83)	(42)	(86)
Impairment of goodwill	(8,000)	—	—	—	—
Other income	35	2	59	32	46
Other deductions	(1,263)	(5)	20	(5)	(205)
Interest income	59	9	312	79	173
Interest expense and related charges	(4,187)	(652)	(329)	(77)	(257)

Income (loss) before income taxes	(9,543)	(1,941)	1,924	783	3,024
Income tax (expense) benefit	504	675	(618)	(259)	(1,047)

Net income (loss)	$(9,039)	$(1,266)	$1,306	$524	$1,977

Sales Volume and Customer Count Data

	Successor		Predecessor
	Year Ended December 31, 2008	Three Months Ended December 31, 2007	Nine Months Ended September 30, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Sales volumes:
Retail electricity sales volumes—(GWh):
Residential	28,135	5,967	21,256	5,825	23,770
Small business (a)	7,363	1,622	5,861	1,707	6,716
Large business and other customers	13,945	3,591	10,946	3,329	10,703

Total retail electricity	49,443	11,180	38,063	10,861	41,189
Wholesale electricity sales volumes	47,270	11,198	27,914	11,061	25,870
Net sales (purchases) of balancing electricity to/from ERCOT (b)	(527)	47	622	(394)	1,268

Total sales volumes	96,186	22,425	66,599	21,528	68,327

Average volume (kWh) per retail customer (c):
Residential	14,780	3,197	11,399	3,086	12,235
Small business	28,743	6,337	22,421	6,319	23,926
Large business and other customers	475,886	104,582	276,764	73,121	210,515

Weather (service territory average)—percent of normal (d):
Percent of normal:
Cooling degree days	108.5%	171.8%	94.2%	104.5%	118.5%
Heating degree days	92.5%	89.7%	106.2%	90.9%	71.2%

Average revenues per MWh:
Residential	$134.42	$127.87	$138.99	$143.29	$148.44

Customer counts:
Retail electricity customers (end of period and in thousands) (e):
Residential	1,932	1,875	1,858	1,871	1,904
Small business (a)	257	256	256	267	273
Large business and other customers	25	33	35	44	47

Total retail electricity customers	2,214	2,164	2,149	2,182	2,224

(a)	Customers with demand of less than 1 MW annually.
(b)	See Note 1 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of reporting of ERCOT balancing activity.
(c)	Calculated using average number of customers for the period.
(d)	Weather data is obtained from Weatherbank, Inc., an independent company that collects and archives weather data from reporting stations of the National Oceanic and Atmospheric Administration (a federal agency under the US Department of Commerce).
(e)	Based on number of meters.

Revenue and Commodity Hedging and Trading Activities

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Operating revenues:
Retail electricity revenues:
Residential	$3,782	$654	$3,064	$835	$3,528
Small business (a)	1,099	202	880	249	984
Large business and other customers	1,447	286	1,070	326	1,031

Total retail electricity revenues	6,328	1,142	5,014	1,410	5,543
Wholesale electricity revenues	3,329	505	1,637	643	1,635
Net sales (purchases) of balancing electricity to/from ERCOT (b)	(214)	(9)	(14)	(25)	(6)
Amortization of intangibles (c)	(36)	(50)	—	—	—
Other operating revenues (d)	380	83	247	(78)	274

Total operating revenues	$9,787	$1,671	$6,884	$1,950	$7,446

Commodity hedging and trading activities:
Unrealized net gains (losses), including cash flow hedge ineffectiveness from changes in fair value	$2,290	$(1,469)	$(646)	$25	$203
Unrealized net (gains) losses representing reversals of previously recognized fair values of positions settled in the current period	(9)	(87)	(76)	33	11
Realized net gains (losses) on settled positions (e)	(97)	64	168	34	(153)

Total gain (loss)	$2,184	$(1,492)	$(554)	$92	$61

Estimated share of ERCOT retail markets (f):
Residential	37%	36%	36%	37%	38%
Business markets	26%	27%	27%	29%	30%

(a)	Customers with demand of less than 1 MW annually.
(b)	See Note 1 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of reporting of ERCOT balancing activity.
(c)	Represents amortization of the intangible net asset value of retail and wholesale power sales agreements resulting from purchase accounting.
(d)	Includes a $162 million charge for a special customer appreciation bonus in the fourth quarter of 2006. This charge does not affect the computation of residential average revenues per MWh. See Note 6 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.
(e)	Includes physical commodity trading activity not subject to mark-to-market accounting of $44 million in net gains in 2008, $3 million in net losses in the period October 11, 2007 to December 31, 2007, $16 million in net losses in the period January 1, 2007 to October 10, 2007, $5 million in net losses for the three months ended December 31, 2006 and $29 million in net losses for the nine months ended September 30, 2006.
(f)	Based on number of meters at end of period. Based on the number of customers who have choice. Calculations based on TXU Energy customer segmentation and ERCOT total customer counts.

Production, Purchased Power and Delivery Cost Data

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Fuel, purchased power costs and delivery fees ($ millions):
Nuclear fuel	$ 95	$ 21	$ 66	$ 20	$ 65
Lignite/coal	640	127	467	122	353

Total baseload fuel	735	148	533	142	418
Natural gas fuel and purchased power	2,881	302	1,435	358	1,429
Amortization of intangibles (a)	318	67	—	—	—
Other costs	351	68	213	60	169

Fuel and purchased power costs (b)	4,285	585	2,181	560	2,016
Delivery fees	1,315	267	1,028	287	1,065

Total	$5,600	$ 852	$3,209	$ 847	$ 3,081

	Successor		Predecessor
	Year Ended December 31, 2008	Three Months Ended December 31, 2007	Nine Months Ended September 30, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Fuel and purchased power costs (which excludes generation plant operating costs) per MWh:
Nuclear fuel	$ 4.92	$ 4.64	$ 4.59	$ 4.39	$ 4.25
Lignite/coal (c)	$15.80	$13.48	$14.31	$12.46	$11.60
Natural gas fuel and purchased power	$81.99	$60.04	$62.29	$54.08	$65.71

Delivery fees per MWh	$26.33	$26.64	$25.60	$26.10	$25.60

Production and purchased power volumes (GWh):
Nuclear	19,218	5,157	13,664	4,501	15,292
Lignite/coal	44,923	12,197	34,297	11,329	34,252

Total baseload generation	64,141	17,354	47,961	15,830	49,544
Natural gas-fueled generation	4,122	500	3,491	502	3,487
Purchased power (b)	31,018	5,483	18,619	6,122	18,258

Total energy supply	99,281	23,337	70,071	22,454	71,289
Less line loss and power imbalances	3,095	912	3,472	926	2,962

Net energy supply volumes	96,186	22,425	66,599	21,528	68,327

Baseload capacity factors (%):
Nuclear	95.2%	101.6%	90.8%	89.2%	102.0%
Lignite/coal	87.6%	94.5%	89.7%	87.9%	89.5%
Total baseload	89.8%	96.5%	90.0%	88.2%	93.1%

(a)	Represents amortization of the intangible net asset values of emission credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel resulting from purchase accounting.
(b)	See Note 1 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of reporting of ERCOT balancing activity.
(c)	Includes depreciation and amortization of lignite mining assets, which is reported in the depreciation and amortization expense line item, but is part of overall fuel costs.

Financial Results—2008

Operating revenues are shown in the following table:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period From January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Total retail electricity revenues	$6,328	$1,142	$5,014	$1,410	$5,543
Accrued customer appreciation bonus (Note 6 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus)	—	—	—	(162)	—
Wholesale electricity revenues	3,329	505	1,637	643	1,635
Wholesale balancing activities	(214)	(9)	(14)	(25)	(6)
Amortization of intangibles (a)	(36)	(50)	—	—	—
Other operating revenues	380	83	247	84	274

Total operating revenues	$9,787	$1,671	$6,884	$1,950	$7,446

(a)	Represents amortization of the intangible value of retail and wholesale power sales agreements resulting from purchase accounting.

Successor Period—Year Ended December 31, 2008

Operating revenues for 2008 totaled $9.787 billion. Retail electricity revenues of $6.328 billion were positively impacted in 2008 by the effects of warmer than normal weather, a 3% increase in residential customers and higher prices in the business markets reflecting higher wholesale electricity costs. Retail electricity revenues were negatively impacted by reduced business electricity usage, especially in the fourth quarter, and a 15% price discount phased in during 2007 to those residential customers in EFH Corp.’s historical territory with month-to-month service plans and a rate equivalent to the former regulated rate. Wholesale electricity revenues of $3.329 billion reflected higher natural gas prices and a 21% increase in volumes. The rise in natural gas prices through July 2008 reflected the overall trend of higher energy prices and increased demand in natural gas-fueled generation due to warmer weather in 2008. Higher wholesale sales volumes reflected several factors, including increased demand (due to warmer weather), baseload plant outages and congestion, as well as increased near-term bilateral power contracting activity due in part to increased demand and market volatility in 2008. Wholesale balancing activity represents intraday purchases and sales transactions with ERCOT for real-time balancing purposes, as measured in 15-minute intervals, which are highly variable and in 2008 reflected weather-driven volatility, generation facility outages and congestion effects. Other operating revenues reflect retail natural gas sales and miscellaneous services revenues.

Fuel, purchased power costs and delivery fees for 2008 totaled $5.600 billion, which included $318 million of net expense representing amortization of the intangible net asset values of environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped-up value of nuclear fuel resulting from purchase accounting. Fuel and purchased power costs for 2008 also reflected:

•

higher purchased power costs due to higher natural gas prices and volatility in the markets as hot weather and congestion issues in the spring resulted in power purchases at high prices, while Hurricane Ike and economic factors resulted in lower demand later in the year and sales of excess power back into the markets at lower prices;

•	higher purchased power volumes due to planned and unplanned baseload generation plant outages and the factors that drove wholesale sales volumes as described above;

•	higher fuel costs in natural gas-fueled generation plants due to higher natural gas prices; and

•	higher usage and prices (including transportation costs) of purchased coal.

Results from commodity hedging and trading activities include realized and unrealized gains and losses associated with financial instruments used for commodity hedging and trading purposes, as well as gains and losses on physical sales and purchases of commodities for trading and hedging purposes. A substantial majority of the commodity hedging activities are intended to mitigate the risk of commodity price movements on future revenues and involve natural gas positions entered into as part of the long-term hedging program. The results of these activities have been volatile because of the effects of movements in forward natural gas prices on unrealized mark-to-market valuations. Following is an analysis of results from commodity hedging and trading activities for 2008:

Unrealized mark-to-market net gains totaling $2.281 billion include:

•

$2.324 billion in net gains related to hedge positions, which includes $2.282 billion in net gains from changes in fair value and $42 million in net gains that represent reversals of previously recorded fair values of positions settled in the period;

•

$68 million in “day one” net losses related to large hedge positions (see Note 15 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus), and

•

$25 million in net gains related to trading positions, which includes $76 million in net gains from changes in fair value and $51 million in net losses that represent reversals of previously recorded fair values of positions settled in the period.

Realized net losses totaling $97 million include:

•	$177 million in net losses related to hedge positions that primarily offset hedged electricity revenues recognized in the period, and

•	$80 million in net gains related to trading positions.

Operating costs for 2008 totaled $677 million and primarily reflected operations and maintenance expenses for power generation plants and salaries and benefits for plant personnel. Costs in 2008 reflected increased unplanned lignite plant outages, refueling of both nuclear-fueled units in 2008 as compared to only one unit being refueled in 2007 based on a normal cycle, an increase in property taxes and costs associated with combustion turbines now operated for TCEH’s own benefit.

Depreciation and amortization expense for 2008 totaled $1.092 billion and included $688 million of depreciation expense from stepped-up property, plant and equipment values and $51 million in amortization expense related to the intangible value of retail customer relationships, both resulting from the effects of purchase accounting. Depreciation expense also reflects normal additions and replacements of equipment in generation operations.

SG&A expense for 2008 totaled $680 million and includes retail operations, administrative and general salaries and benefits and consulting and professional fees. Such expenses reflected increased retail staffing and related expenses to support customer growth initiatives, retail computer system enhancement costs and higher levels of bad debt expense driven by residential customer growth in south Texas and Hurricane Ike.

See Note 3 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of the $8.0 billion goodwill impairment charge recorded in the fourth quarter of 2008.

Other income totaled $35 million and other deductions totaled $1.263 billion for 2008. Other income includes an insurance recovery of $21 million and mineral rights royalty income of $4 million. Other deductions includes impairment charges of $501 million related to NOX and SO2 environmental allowances intangible assets and $481 million related to trade name intangible assets, both discussed in Note 3 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus, $229 million in impairment charges related to the natural gas-fueled generation fleet discussed in Note 5 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus and $26 million in charges to reserve for net receivables (excluding termination related charges) from terminated hedging transactions with subsidiaries of Lehman Brothers Holdings Inc., which has filed for protection under Chapter 11 of the US Bankruptcy Code.

Interest income totaled $59 million for 2008 and primarily reflected interest on loans to parent.

Interest expense and related charges for 2008 totaled $4.187 billion, a substantial portion of which was driven by borrowings for Merger-related financings and included unrealized mark-to-market net losses of $1.477 billion on interest rate swaps, $130 million amortization of discount and debt issuance costs and $19 million of amortization of debt fair value discount resulting from purchase accounting.

Income tax benefit for 2008 was $504 million. Excluding the impact of the $8.0 billion non-deductible goodwill impairment, the effective rate was 32.7%. The effective rate of 32.7% on a loss compared to the 35% federal statutory rate reflects the impact of state income taxes, interest accrued for uncertain tax positions and non-deductible interest expense and losses on certain benefit plans, partially offset by the effect of lignite depletion.

Net loss for 2008 totaled $9.039 billion reflecting impairment charges related to goodwill, trade name and environmental allowances intangible assets and the natural gas-fueled generation fleet, unrealized net losses on interest rate swaps, higher interest expense driven by Merger-related financings, and the effects of purchase accounting, partially offset by unrealized mark-to-market net gains on positions in the long-term hedging program.

Successor Period from October 11, 2007 through December 31, 2007 Compared to the Three Month Predecessor Period Ended December 31, 2006

Total operating revenues decreased $279 million, or 14%, to $1.671 billion.

The $268 million, or 19%, decrease in retail electricity revenues reflected the following:

•	The decrease in retail electricity revenues was partially due to $186 million in revenues attributable to the ten fewer days in the 2007 period.

•

Lower average pricing (including customer mix effects) was driven by residential price discounts, including a six percent price discount effective with meter reads on March 27, 2007, an additional four percent price discount effective with meter reads on June 8, 2007, and another five percent price discount effective with meter reads on October 24, 2007 to those residential customers in EFH Corp.’s historical service territory with month-to-month service plans and a rate equivalent to the former regulated rate. Lower average pricing also reflected new competitive product offerings in residential and small business markets and a change in customer mix in the large business market.

•

A 3% increase in retail sales volumes partially offset the effect of lower average pricing. Large business market volumes increased 8% driven by successful contracting with larger customers. Residential volumes increased 2% driven by warmer than normal fall weather. Small business volumes declined 5% reflecting competitive activity.

•	Total retail electricity customer counts at December 31, 2007 declined 1% from December 31, 2006.

Wholesale electricity revenues decreased $138 million, or 21%. Of the decrease, $66 million was attributable to the ten fewer days in the 2007 period. Lower average prices contributed to the decrease and reflected lower natural gas prices during 2007. The pricing impact was partially offset by volume growth driven in part by the decline in retail sales.

Wholesale sales and purchases of electricity are reported gross in the income statement only if the transactions are scheduled for physical delivery with ERCOT.

Fuel, purchased power costs and delivery fees increased $5 million, or 1%, to $852 million. The ten fewer days in the 2007 period resulted in $123 million in lower costs. The 2007 period included $67 million of incremental net expense representing amortization of the intangible net asset values of emission credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped-up value of nuclear fuel resulting from purchase accounting. Higher fuel costs reflected an 8% increase in lignite/coal-fueled generation and an increase in mining expenses that was driven by significantly above normal summer rainfall. A decrease in purchased power costs reflected the timing of planned nuclear outages (fall of 2006 compared to spring of 2007) and substantially fewer lignite/coal-fueled unit outages in 2007.

Results from commodity hedging and trading activities include realized and unrealized gains and losses associated with financial instruments used for commodity hedging and trading purposes, as well as gains and losses on physical sales and purchases of commodities for trading and certain commodity hedging purposes. A substantial majority of the commodity hedging activities are intended to mitigate the risk of commodity price movements on future revenues and involve natural gas positions entered into as part of the long-term hedging program. The results of these activities have been volatile because of the effects of movements in forward natural gas prices on unrealized mark-to-market valuations. Following is an analysis of activities for the periods:

Period from October 11, 2007 through December 31, 2007—Unrealized mark-to-market net losses totaling $1.556 billion include:

•

$1.533 billion in net losses related to hedge positions, which includes $1.461 billion in net losses from changes in fair values and $72 million in net losses that represent reversals of previously recorded fair values of positions settled in the period. These losses are driven by the effect of higher natural gas prices in forward periods on positions in the long-term hedging program;

•	$15 million in net losses related to trading positions, which represent reversals of previously recorded fair values of positions settled in the period; and

•	$8 million in “day one” losses related to the large hedge positions entered into at below-market prices.

Realized net gains totaling $64 million include:

•	$73 million in net gains related to hedge positions that offset hedged electricity revenues and fuel and purchased power costs recognized in the period, and

•	$9 million in net losses related to trading positions.

Three Months Ended December 31, 2006—Unrealized mark-to-market net gains totaling $58 million include:

•

$32 million in net gains related to hedge positions, which includes $13 million in net gains from changes in fair values and $19 million in net gains that represent reversals of previously recorded fair values of positions settled in the period, and

•

$26 million in net gains related to trading positions, which includes $12 million in net gains from changes in fair values and $14 million in net gains that represent reversals of previously recorded fair values of positions settled in the period.

Realized net gains totaling $34 million include:

•	$37 million in net gains on settlement of economic hedge positions that offset hedged electricity revenues and fuel and purchased power costs recognized in the current period, and

•	$3 million in net losses related to trading positions.

Operating costs decreased $40 million, or 24%, to $124 million in 2007. Of the decrease, $20 million was attributable to the ten fewer days in the 2007 period. The decrease also reflected reductions in costs largely resulting from the timing of maintenance outages. Planned outages of nuclear units occurred in the fall of 2006 and the spring of 2007, and there were substantially fewer lignite/coal-fueled unit outage days in 2007.

Depreciation and amortization increased $234 million in 2007. The 2007 period included $157 million of incremental depreciation expense resulting from stepped-up property, plant and equipment values and $79 million in incremental amortization expense related to the intangible value of retail customer relationships recorded in connection with purchase accounting. The ten fewer days in the 2007 period resulted in $8 million in lower costs. Higher baseload generation plant depreciation due to ongoing investments in property, plant and equipment was largely offset by lower natural gas-fueled generation plant depreciation due to the impairment of the natural gas-fueled generation fleet in the second quarter of 2006 and lower expense associated with mining reclamation obligations.

SG&A expenses decreased $1 million, or 1%, to $153 million in 2007. Of the decrease, $13 million was attributable to the ten fewer days in the 2007 period. SG&A expenses also reflected lower bad debt expenses, driven by a decrease in delinquencies and lower accounts receivable, and higher severance costs in 2006, partially offset by increased retail expenses for marketing, professional fees and salary and benefits, which were driven by an increase in staffing, and administrative and overhead costs related to the cancelled development of coal-fueled generation facilities.

Franchise and revenue-based taxes decreased $12 million, or 29%, to $30 million in 2007. Of the decrease, $3 million was attributable to the ten fewer days in the 2007 period. The remaining decrease reflected lower state gross receipts taxes due to lower revenues.

Other income totaled $2 million in 2007 and $32 million in 2006. The 2006 amount included $12 million of amortization of gain on the sale of a business, $4 million in net gains on the sale of assets, $4 million in mineral royalty income, a $3 million sales tax refund and $2 million in insurance recoveries. Other deductions totaled $5 million in 2007 and in 2006.

Interest income decreased $70 million to $9 million in 2007 reflecting lower average balances of loans to affiliates.

Interest expense and related charges increased by $575 million to $652 million in 2007. The ten fewer days in the 2007 period resulted in $13 million in decreased charges. The increase reflected higher average balances and higher average rates driven by Merger-related financings.

Income tax benefit totaled $675 million in 2007 compared to income tax expense of $259 million in 2006. The effective rates were 34.8% on a loss in 2007 compared to 33.1% on income in 2006. The increase in the rate reflects the impact of lignite depletion, partially offset by lower production deduction benefits, higher accrual of interest on uncertain tax positions and, as a result of purchase accounting, the absence of investment tax credit amortization in 2007.

Results from operations decreased $1.790 billion to a net loss of $1.266 billion in 2007 driven by significantly higher unrealized mark-to-market net losses on positions in the long-term hedging program, higher net interest expense driven by Merger-related financings and the effects of purchase accounting.

Predecessor Period from January 1, 2007 through October 10, 2007 Compared to the Nine Month Predecessor Period Ended September 30, 2006

Total operating revenues decreased $562 million, or 8%, to $6.884 billion.

The $529 million, or 10%, decrease in retail electricity revenues reflected the following:

•	The decrease in retail electricity revenues was partially offset by $186 million in revenues attributable to the ten additional days in the 2007 period.

•

Retail sales volumes declined 8%. Residential and small business volumes declined 11% and 13%, respectively, reflecting the effects of a net loss of customers due to competitive activity and lower average consumption per customer of 7% in the residential market and 6% in the small business market due in part to unusually cool summer weather in 2007 and hotter than normal weather in 2006. Large business market volumes increased 2% reflecting a change in customer mix.

•

Lower average pricing (including customer mix effects) was driven by residential price discounts, including a six percent price discount effective with meter reads on March 27, 2007, and an additional four percent price discount effective with meter reads on June 8, 2007, to those residential customers in EFH Corp.’s historical service territory with month-to-month service plans and a rate equivalent to the former regulated rate. Lower average pricing also reflected new competitive product offerings in residential and small business markets and a change in customer mix in the large business market.

•

Total retail electricity customer counts declined 3% from September 30, 2006, which consisted of a 2% decline in total residential customer counts and a decline of 6% in small business customer counts.

Wholesale electricity revenues increased $2 million. An increase of $66 million was attributable to the ten additional days in the 2007 period with the remaining variance due to lower prices as average wholesale prices declined approximately 11% reflecting lower natural gas prices during 2007, the effect of which was partially offset by volume growth of 8% due in part to the decline in retail sales volumes associated with competitive activity.

Wholesale sales and purchases of electricity are reported gross in the income statement only if the transactions are scheduled for physical delivery with ERCOT.

Fuel, purchased power costs and delivery fees increased $128 million, or 4%, to $3.209 billion. Of the increase in costs, $123 million was attributable to the ten additional days in the 2007 period. Purchases of power increased due to a scheduled refueling and major maintenance outage for one of the two Comanche Peak nuclear units. Higher fuel costs reflected increased lignite mining costs due to inefficiencies caused by significantly above normal summer rainfall. These factors were largely offset by lower delivery fees due to lower retail sales volumes.

Results from commodity hedging and trading activities include realized and unrealized gains and losses associated with financial instruments used for commodity hedging and trading purposes, as well as gains and losses on physical sales and purchases of commodities for trading and certain commodity hedging purposes. A substantial majority of the commodity hedging activities are intended to mitigate the risk of commodity price movements on future revenues and involve natural gas positions entered into as part of the long-term hedging program. The results of these activities have been volatile because of the effects of movements in forward natural gas prices on unrealized mark-to-market valuations. Following is an analysis of activities for the periods:

Period from January 1, 2007 through October 10, 2007—Unrealized mark-to-market net losses totaling $722 million include:

•

$566 million in net losses related to hedge positions, which includes $528 million in net losses from changes in fair values and $38 million in net losses that represent reversals of previously recorded fair values of positions settled in the period. These losses are driven by the effect of higher natural gas prices in forward periods on positions in the long-term hedging program;

•

$90 million in hedge ineffectiveness net gains, which includes $111 million of net gains from changes in fair values and $21 million in net losses that represent reversals of previously recorded ineffectiveness net gains related to positions settled in the period. These amounts relate to positions accounted for as cash flow hedges;

•

$45 million in net losses related to trading positions, which includes $28 million in net losses from changes in fair values and $17 million in net losses that represent reversals of previously recorded fair values of positions settled in the period;

•	$231 million in “day one” losses related to large hedge positions entered into at below-market prices, and

•	a $30 million “day one” gain related to a power purchase agreement.

Realized net gains totaling $168 million include:

•	$125 million in net gains related to hedge positions that offset hedged electricity revenues and fuel and purchased power costs recognized in the period, and

•	$43 million in net gains related to trading positions.

Nine Months Ended September 30, 2006—Unrealized mark-to-market net gains totaling $214 million include:

•

$46 million in net losses related to hedge positions, which includes $4 million in net losses from changes in fair values and $42 million in net losses that represent reversals of previously recorded fair values of positions settled in the period;

•

$301 million in hedge ineffectiveness net gains, which includes $289 million of net gains from changes in fair values and $12 million in net gains that represent reversals of previously recorded ineffectiveness net losses related to positions settled in the period. These amounts relate to positions accounted for as cash flow hedges;

•

$68 million in net gains related to trading positions, which includes $27 million in net gains from changes in fair values and $41 million in net gains that represent reversals of previously recorded fair values of positions settled in the period, and

•	$109 million in “day one” losses on commodity price hedges entered into at below-market prices.

Realized net losses totaling $153 million include:

•	$102 million in net losses on settlement of economic hedge positions that offset hedged electricity revenues recognized in the current period, and

•	$51 million in net losses related to trading positions.

Operating costs increased $30 million, or 7%, to $471 million in 2007. Of the increase, $20 million was attributable to the ten additional days in the 2007 period. The remaining increase reflected $18 million in higher generation maintenance costs largely due to the scheduled outage in the spring of 2007 of one of the Comanche Peak nuclear generation units and $7 million for the utilization of SO2 emission credits in 2007 for the lignite/coal-fueled generation units, partially offset by lower costs largely resulting from generation technical support outsourcing service agreements.

Depreciation and amortization increased $1 million for the period. Expenses totaling $8 million were attributable to the ten additional days in the 2007 period. The remaining decrease was driven by lower natural gas-fueled generation plant depreciation due to the impairment of the natural gas-fueled generation fleet in the second quarter of 2006 and lower expense associated with mining reclamation obligations, partially offset by higher baseload generation plant depreciation, driven by ongoing investments in property, plant and equipment.

SG&A expenses increased $72 million, or 19%, to $452 million in 2007. Of the increase, $13 million was attributable to the ten additional days in the 2007 period. The remaining increase reflected $27 million in increased retail marketing expenses and $14 million in higher professional fees primarily for retail billing and customer care systems enhancements and marketing/strategic projects. The increase was also due to higher salary and benefit costs primarily driven by an increase in staffing in retail operations and higher costs due to reallocation of Capgemini outsourcing fees. Partially offsetting the increase in SG&A expenses were lower bad debt expenses driven by a decrease in delinquencies and lower accounts receivable balances.

Other income totaled $59 million in 2007 and $46 million in 2006. Other deductions totaled a credit of $20 million in 2007 and charges of $205 million in 2006. The 2007 amount includes:

•	$10 million in charges related to the termination of a railcar operating lease, and

•

a $48 million credit from reducing a liability previously recorded for leases related to gas-fueled combustion turbines that EFCH ceased operating for its own benefit (see Note 10 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus).

The 2006 amount includes a $198 million charge related to the write-down of natural gas-fueled generation units to fair value (see Note 5 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.) See Note 10 EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for details of other income and deductions.

Interest income increased $139 million to $312 million in 2007 reflecting higher average advance balances and higher average rates on advances to affiliates.

Interest expense and related charges increased by $72 million to $329 million in 2007. Of the increase, $13 million was attributable to the ten additional days in the 2007 period. The remaining increase of $59 million reflected $44 million due to higher average borrowings and $19 million due to higher average interest rates, partially offset by $4 million in increased capitalized interest.

Income tax expense totaled $618 million in 2007 compared to $1.047 billion in 2006. Excluding the $35 million deferred tax benefit in 2007 and the $44 million deferred tax charge in 2006 related to the Texas margin tax as described in Note 8 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus, the effective rate was 33.9% in 2007 and 33.2% in 2006. (These unusual deferred tax adjustments distort the comparison; they have therefore been excluded for purposes of a more meaningful discussion).

Results from continuing operations decreased $671 million to $1.306 billion in 2007 driven by unrealized mark-to-market losses on positions in the long-term hedging program and lower other deductions.

Energy-Related Commodity Contracts and Mark-to-Market Activities

The table below summarizes the changes in commodity contract assets and liabilities for the periods presented. The net changes in these assets and liabilities, excluding “fair value adjustments,” “other activity” and “reclassification” as described below, represent the pretax effect on earnings of positions in the commodity contract portfolio that are marked-to-market in net income (see Note 15 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus). These positions represent both economic hedging and trading activities.

	Successor		Predecessor
	Year Ended December 31, 2008	October 11, 2007 through December 31, 2007	January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Commodity contract net asset (liability) at beginning of period	$(1,917)	$(920)	$(23)	$(56)
Settlements of positions (a)(c)	39	(87)	(55)	36
Unrealized mark-to-market valuations of unsettled positions (b)(c)	2,294	(1,469)	(757)	(3)
Fair value adjustments at Merger closing date (d)	—	144	—	—
Reclassification at Merger closing date (e)	—	400	—	—
Other activity (f)	14	15	(85)	—

Commodity contract net asset (liability) at end of period	$430	$(1,917)	$(920)	$(23)

(a)	Represents reversals of previously recognized unrealized gains and losses upon settlement (offsets realized gains and losses recognized in the settlement period).
(b)	Primarily represents mark-to-market effects of positions in the long-term hedging program (see discussion above under “—Executive Summary—Significant Activities and Events—Long-Term Hedging Program”). Includes gains and losses recorded at contract inception dates (see Note 15 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus).
(c)	Prior year amounts reflect reclassifications to include effects of positions entered into and settled within the same period. This change in presentation was made in connection with the 2008 reclassification of commodity hedging and trading activities discussed in Note 1 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.
(d)	Represents adjustments arising primarily from the adoption of SFAS 157 (largely nonperformance risk effect—see Note 20 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus).
(e)	Represents reclassification of fair values of derivatives previously accounted for as cash flow hedges.
(f)	These amounts do not represent unrealized gains or losses. Includes initial values of positions involving the receipt or payment of cash or other consideration. Activity in the 2007 Predecessor period included $257 million (net of amounts settled of $7 million) in liabilities related to certain power sales agreements (see Note 15 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus), net of a $102 million payment related to a structured economic hedge transaction in the long-term hedging program and $64 million in natural gas provided under physical gas exchange transactions.

Note:	Of the $2.333 billion in unrealized net gains for the year ended December 31, 2008, $2.285 billion in net gains are reported in the income statement as net gain from commodity hedging and trading activities. The difference of $48 million in net gains relates to physically settled sales and purchase transactions, with $42 million in net gains reported in revenues and $6 million in net gains reported in fuel, purchased power costs and delivery fees, as required by accounting rules.

In addition to the effect on net income of recording unrealized mark-to-market gains and losses that are reflected in the table above, similar effects arise in the recording of unrealized ineffectiveness gains and losses associated with commodity-related positions accounted for as cash flow hedges. These effects on net income, which include reversals of previously recorded unrealized ineffectiveness gains and losses to offset realized gains and losses upon settlement, are reflected in the balance sheet as changes in cash flow hedge and other derivative assets and liabilities (see Note 15 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus). The total pretax effect of recording unrealized gains and losses in net income related to commodity contracts under SFAS 133 is summarized as follows:

	Successor		Predecessor
	Year Ended December 31, 2008	October 11, 2007 through December 31, 2007	January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Unrealized gains/(losses) related to contracts marked-to-market	$2,333	$(1,556)	$(812)	$33
Ineffectiveness gains/(losses) related to cash flow hedges (a)	(4)	—	90	239

Total unrealized gains (losses) related to commodity contracts	$2,329	$(1,556)	$(722)	$272

(a)	See Note 15 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Maturity Table—Following are the components of the net commodity contract asset at December 31, 2008:

Successor Amount
Amount of net asset arising from mark-to-market accounting	$459
Net receipts of natural gas under physical gas exchange transactions	(29)

Net commodity contract asset	$430

The following table presents the net commodity contract asset arising from recognition of fair values under mark-to-market accounting as of December 31, 2008, scheduled by the source of fair value and contractual settlement dates of the underlying positions.

	Maturity dates of unrealized commodity contract asset at December 31, 2008
Source of fair value	Less than 1 year	1-3 years	4-5 years	Excess of 5 years	Total
Prices actively quoted	$(167)	$(97)	$(6)	$—	$(270)
Prices provided by other external sources	427	324	66	—	817
Prices based on models	22	(75)	(35)	—	(88)

Total	$282	$152	$25	$—	$459

Percentage of total fair value	61%	33%	6%	—%	100%

The “prices actively quoted” category reflects only exchange traded contracts for which active quotes are readily available. The “prices provided by other external sources” category represents forward commodity positions valued using prices for which over-the-counter broker quotes are available. Over-the-counter quotes for power in ERCOT (excluding the West zone) generally extend through 2014 and over-the-counter quotes for natural gas generally extend through 2015, depending upon delivery point. The “prices based on models” category contains the value of all nonexchange traded options, valued using option pricing models. In addition, this category contains other contractual arrangements that may have both forward and option components, as well as other contracts that are valued using proprietary long-term pricing models that utilize certain market based inputs. See Note 20 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for fair value disclosures required under SFAS 157 and for discussion of fair value measurements.

Comprehensive Income

Cash flow hedge activity reported in other comprehensive income included (all amounts after-tax):

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period From January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Net increase (decrease) in fair value of cash flow hedges:
Commodities	$(8)	$5	$(288)	$598
Financing—interest rate swaps	(173)	(182)	—	—

	(181)	(177)	(288)	598

Derivative value net losses (gains) reported in net income that relate to hedged transactions recognized in the period:
Commodities	11	—	(95)	(53)
Financing—interest rate swaps	111	—	6	6

	122	—	(89)	(47)

Total income (loss) effect of cash flow hedges reported in other comprehensive income	$(59)	$(177)	$(377)	$551

All amounts included in accumulated other comprehensive income as of October 10, 2007, which totaled $53 million in net gains, were eliminated as part of purchase accounting.

EFCH has historically used, and expects to continue to use, derivative instruments that are effective in offsetting future cash flow variability in interest rates and energy commodity prices. Amounts in accumulated other comprehensive income include (i) the value of unsettled transactions accounted for as cash flow hedges (for the effective portion), based on current market conditions, and (ii) the value of dedesignated and terminated cash flow hedges at the time of such dedesignation, less amounts reclassified to earnings as the original hedged transactions are recognized, unless the hedged transactions become probable of not occurring. The effects of the hedge will be recorded in the statement of income as the hedged transactions are actually settled and affect earnings. Also see Note 15 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Financial Condition

Liquidity and Capital Resources

Cash Flows—Cash flows from operating, financing and investing activities included:

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period From January 1, 2007 through October 10, 2007	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006
Cash flows—operating activities
Net income (loss)	$(9,039)	$(1,266)	$1,306	$524	$1,977
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	1,549	444	306	97	303
Deferred income tax expense (benefit)—net	(377)	(453)	(68)	219	(37)
Impairment of goodwill and other intangible assets	8,982	—	—	—	—
Impairment of natural gas-fueled generation fleet	229	—	—	—	198
Unrealized net losses (gains) from mark-to-market valuations of commodity positions	(2,329)	1,556	722	(58)	(214)
Unrealized net losses from mark-to-market valuations of interest rate swaps	1,477	—	—	—	—
Effect of Parent’s payment of interest on pushed down debt	251	24	—	—	—
Other, net (including customer refund accrual in late 2006)	169	19	(18)	117	39
Changes in operating assets and liabilities (including margin deposits)	745	(572)	(1,017)	(124)	1,716

Cash provided by (used in) operating activities	$1,657	$(248)	$1,231	$775	$3,982

Cash flows—financing activities
Net issuances and (repayments and repurchases) of borrowings, including premiums and discounts	1,286	22,497	2,054	240	(618)
Decrease in income tax-related payable to Oncor	(34)	(9)	(24)	(10)	(30)
Distributions paid to parent	—	(21,000)	(1,135)	(286)	(572)
Other	37	—	—	(2)	13

Cash provided by (used in) financing activities	$1,289	$1,488	$895	$(58)	$(1,207)

Cash flows—investing activities
Net loans (to) from to affiliates	$(558)	$(134)	$114	$(253)	$(2,025)
Capital expenditures, including purchases of mining-related assets and nuclear fuel	(2,074)	(519)	(1,585)	(322)	(586)
Proceeds from TCEH senior secured letter of credit facility deposited with bank	—	(1,250)	—	—	—
Other	(50)	22	194	(142)	(169)

Cash used in investing activities	$(2,682)	$(1,881)	$(1,277)	$(717)	$(2,780)

Year Ended December 31, 2008—Cash provided by operating activities totaled $1.657 billion, driven by cash earnings (net income adjusted for the noncash earnings items identified in the cash flow statement) and also reflecting receipts of margin deposits, which largely were used to repay TCEH Commodity Collateral Posting Facility borrowings related to natural gas hedges due to declining natural gas prices.

Successor Period from October 11, 2007 through December 31, 2007 compared to Three Months Ended December 31, 2006—Cash used in operating activities totaled $248 million in the Successor period from October 11, 2007 through December 31, 2007 compared to cash provided by operating activities of $775 million in the three months ended December 31, 2006. The $1.023 billion decrease reflected:

•

lower operating earnings after taking into account noncash items such as depreciation and amortization, deferred federal income tax expense, unrealized mark-to-market valuations and a charge related to a customer appreciation bonus, and

•

a $598 million unfavorable change in net margin deposits which was largely funded by the Commodity Collateral Posting Facility, due to the effect of increases in forward natural gas prices on positions in the long-term hedging program.

Predecessor Period from January 1, 2007 through October 10, 2007 Compared to Nine Months Ended September 30, 2006—The $2.751 billion decrease in cash provided by operating activities reflected:

•	an unfavorable change in federal income taxes payable of $1.5 billion due to timing of payments to EFH Corp.;

•	a $1.149 billion unfavorable change in net margin deposits driven by the effect of higher forward natural gas prices on positions in the long-term hedging program, and

•	a $102 million premium paid in 2007 related to a structured natural gas-related option transaction entered into as part of the long-term hedging program.

Recent capital spending trends reflect spending related to the development and construction of new generation facilities. Capital expenditures in 2008 totaled $1.908 billion.

Depreciation and amortization expense reported in the statement of cash flows exceeds the amount reported in the statement of income by $457 million, $129 million, $53 million, $16 million and $51 million for the year ended December 31, 2008, the period from October 11, 2007 through December 31, 2007, the period from January 1, 2007 through October 10, 2007, the three months ended December 31, 2006 and the nine months ended September 30, 2006, respectively. For the 2007 and 2006 Predecessor periods, this difference represents amortization of nuclear fuel, which is reported as fuel costs in the statement of income consistent with industry practice. For the 2008 and 2007 Successor periods, this difference also represents amortization of intangible net assets and debt fair value discounts arising from purchase accounting that is reported in various other income statement line items including operating revenues, fuel and purchased power costs and interest expense.

Debt Financing Activity—Long-term borrowings for the year ended December 31, 2008 totaled $1.685 billion and included $1.412 billion of borrowings under the TCEH Delayed Draw Term Loan Facility to fund capital expenditures, principally related to the construction of the new generation facilities, and the remarketing of $242 million principal amount of pollution control revenue bonds. Repayments for the year ended December 31, 2008 totaled $860 million and included the remarketing of $242 million principal amount of pollution control revenue bonds, repayment of $413 million of borrowings under the TCEH Commodity Collateral Posting Facility, which fully repaid borrowings under the facility, repayment of $165 million under the TCEH Initial Term Loan Facility and other repayments totaling $40 million, principally related to leases. Short-term borrowings increased $462 million in the year ended December 31, 2008 driven by $900 million of cash borrowings from the TCEH Revolving Credit Facility and decrease of $438 million in short-term borrowings under the Commodity Collateral Posting Facility.

See Note 12 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for further detail of long-term debt and other financing arrangements.

EFCH or its affiliates may from time to time purchase outstanding debt securities for cash in open market purchases, privately negotiated transactions or other transactions. EFCH will evaluate any such transactions in light of market prices of the securities, taking into account its liquidity requirements and prospects for future access to capital, contractual restrictions and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material. No such purchases have occurred to date.

Available Liquidity—The following table summarizes changes in liquidity available for EFCH for the year ended December 31, 2008.

	Available Liquidity
	December 31, 2008 (a)	December 31, 2007	Change
Cash and cash equivalents	$479	$215	$264
Investments held in money market fund	142	—	142
TCEH Delayed Draw Term Loan Facility	522	1,950	(1,428)
TCEH Revolving Credit Facility	1,767	2,636	(869)
TCEH Letter of Credit Facility	490	9	481

Total (b)	$3,400	$4,810	$(1,410)

(a)	The TCEH Revolving Credit Facility includes $144 million of undrawn commitments from the Lehman subsidiary that is only available from the fronting banks in the form of letters of credit.
(b)	Pursuant to PUCT rules, TCEH is required to maintain available capacity under its credit facilities to assure adequate credit worthiness of TCEH’s REP subsidiaries, including the ability to return retail customer deposits, if necessary. As a result, at December 31, 2008, the total availability under the TCEH credit facilities should be further reduced by $266 million.

Note: Available liquidity above does not include the potential amounts available from exercising the payment-in-kind (PIK) option on the EFH Corp. Toggle Notes and TCEH Toggle Notes, which for the remaining payment dates from November 2009 through November 2012, could add approximately $1.6 billion of liquidity.

The decline in available liquidity of $1.410 billion in 2008 reflected borrowings to fund construction of the new generation facilities and use of cash for other capital expenditures, partially offset by reduced letters of credit issued driven by the effects of lower natural gas prices on commodity hedging positions.

The $142 million investments held in money market fund was received in January 2009.

The TCEH Delayed Draw Term Loan Facility is used to fund certain specified expenditures, principally related to the construction of the new generation facilities and the environmental retrofit program for existing facilities. The TCEH Revolving Credit Facility is used for working capital and other general corporate purposes. The TCEH Letter of Credit Facility is used for issuing letters of credit for general corporate purposes. The uncapped TCEH Commodity Collateral Posting Facility provides the collateral posting requirements for specified natural gas hedging transaction volumes. (See discussion below under “—Liquidity Effects of Commodity Hedging and Trading Activities.”)

As of December 31, 2008, TCEH had borrowed $900 million under its Revolving Credit Facility, the majority of which was held as cash and cash equivalents and investment in money market fund. Although neither EFCH nor TCEH has any immediate needs for the additional liquidity from the cash borrowings from the TCEH Revolving Credit Facility, the borrowings were made in September and October 2008 as a precautionary measure due to significant dislocation in the financial markets as evidenced by, among other matters, the bankruptcy filing by Lehman as well as a substantial widening of credit default swap spreads of other institutional banks, a significant increase in the LIBOR rate, a significant halt in commercial paper markets and a significant widening of TED (the price difference between 3-month T-Bill futures and 3-month Eurodollar futures) spreads (collectively, “Key Market Metrics”). TCEH anticipated repaying some or all of these borrowings upon seeing an improvement in financial market conditions. Given the enactment of federal legislation that is intended to support the solvency of institutional banks, significant improvement in each of the Key Market Metrics and the increased interest cost associated with having these borrowings remain outstanding, TCEH repaid a portion of the September and October 2008 borrowings. EFCH and TCEH will continue to monitor financial market conditions, and TCEH anticipates repaying the remaining borrowings to the extent financial market conditions continue to improve. If, however, financial market conditions worsen, TCEH may continue to retain these borrowings and may borrow repaid funds. TCEH expects to maintain the cash proceeds from the borrowings in highly liquid short-term investments pending use for liquidity needs or repayment.

Under the terms of the TCEH Senior Secured Facilities, the commitments of the lenders to make loans to TCEH are several and not joint. Accordingly, if any lender fails to make loans to TCEH, TCEH’s available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the TCEH Senior Secured Facilities. See discussion below under “—Bankruptcy Filing of Lehman Brothers Holdings Inc.”

See Note 12 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional discussion of the facilities.

Bankruptcy Filing of Lehman Brothers Holdings Inc.—In September 2008, Lehman Brothers Holdings Inc. (Lehman) filed for bankruptcy under the US Bankruptcy Code. EFCH and its subsidiaries have business relationships with Lehman and its subsidiaries.

Subsidiaries of TCEH were counterparties with subsidiaries of Lehman with respect to wholesale energy marketing transactions, including natural gas hedging transactions that were part of EFCH’s corporate hedging program. The obligations of these Lehman subsidiaries are guaranteed by Lehman, and the Lehman bankruptcy filing gave TCEH’s subsidiaries the right to terminate the transactions. TCEH’s subsidiaries provided notice to the Lehman subsidiaries terminating these transactions effective on September 15, 2008 (the “Termination Date”) pursuant to its rights under the master agreement for the transactions. As of the Termination Date, the TCEH subsidiaries’ direct net financial position with respect to these transactions was $26 million (excluding termination related costs), which was reserved for as a charge reported in other deductions in the three months ended September 30, 2008. EFCH’s overall corporate hedging program was not materially impacted by this termination.

See “—Available Liquidity” above and Note 12 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for the potential effects on the TCEH Senior Secured Facilities of Lehman’s bankruptcy filing.

Commodity Hedging and Trading Activities—With the tightening of credit markets, there has been some decline in the number of market participants in the energy commodities markets, resulting in less liquidity particularly in the ERCOT wholesale electricity market. Participation by financial institutions and other intermediaries (including investment banks) has declined. However, traditional counterparties with physical assets to hedge continue to participate in the markets. EFCH continues to monitor liquidity and credit risk in the markets to assess any impacts on its overall hedging strategy.

Additional Financial Market Uncertainty Considerations—As of December 31, 2008, EFCH and its subsidiaries had no debt that was insured. TCEH has $204 million of tax-exempt long-term debt backed by $208 million in letters of credit expiring in 2014. If there is a loss of confidence in the creditworthiness of the letter of credit provider and TCEH were consequently unable to substitute letters of credit from an acceptable bank, TCEH could experience an increase in its interest expense.

PIK Interest Election—EFH Corp. and TCEH have the option every six months until November 1, 2012, at their election, to use the payment-in-kind (PIK) feature of their respective toggle notes in lieu of making cash interest payments. While EFH Corp. and TCEH have sufficient liquidity to meet their anticipated ongoing needs without use of this PIK feature, the companies elected to do so for the May 1, 2009 interest payment date as an efficient and cost-effective method to further enhance liquidity, in light of the substantial dislocation in the financial markets. Moreover, the incremental liquidity obtained by using the PIK feature of the toggle notes for this specific payment period more than offset the liquidity that was effectively lost as a result of the default by affiliates of Lehman under TCEH’s Senior Secured Facilities. In the future, EFH Corp. and TCEH will evaluate use of the PIK feature at each election period, taking into account market conditions and other relevant factors at such time.

EFH Corp. will make its May 2009 interest payment by using the PIK feature of the EFH Corp. Toggle Notes. The election will increase the interest rate on the toggle notes from 11.25% to 12.00% during the interest period covered by the PIK election and require EFH Corp. to issue an additional $150 million principal amount of EFH Corp. Toggle Notes on May 1, 2009. In addition, the election will increase liquidity by an amount equal to approximately $141 million, constituting the amount of cash interest that otherwise would have been payable on May 1, 2009, and increase the expected annual cash interest expense by approximately $17 million, constituting the additional cash interest that would be payable with respect to the $150 million of additional toggle notes.

Similarly, TCEH will make its May 2009 interest payment by using the PIK feature of the TCEH Toggle Notes. The election will increase the interest rate on the TCEH Toggle Notes from 10.50% to 11.25% during the interest period covered by the PIK election and require TCEH to issue an additional approximately $98.5 million principal amount of TCEH Toggle Notes on May 1, 2009. In addition, the election will increase liquidity by an amount equal to approximately $92 million, constituting the amount of cash interest that otherwise would have been payable on May 1, 2009, and increase the expected annual cash interest expense by approximately $10 million, constituting the additional cash interest that would be payable with respect to the $98.5 million of additional toggle notes.

Liquidity Needs, Including Capital Expenditures—Capital expenditures, including capitalized interest, for 2009 are expected to total approximately $1.6 billion and include:

•	approximately $700 million related to the construction of one generation unit at Sandow and two generation units and mine development at Oak Grove;

•	approximately $800 million for major maintenance, primarily in existing generation operations, and

•	approximately $100 million for environmental expenditures related to existing generation units.

Because its businesses are capital intensive, EFCH expects to rely over the long-term upon access to financial markets as a significant source of liquidity for capital requirements not satisfied by cash-on-hand, operating cash flows or its credit facilities. The inability to raise capital on favorable terms or failure of counterparties to perform under credit, hedging or other financial agreements, particularly considering the current uncertainty in the financial markets, could impact EFCH’s ability to sustain and grow its businesses and would likely increase capital costs. EFCH expects cash flows from operations combined with availability under its credit facilities discussed in Note 12 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus to provide sufficient liquidity to fund its current obligations, projected working capital requirements, any restructuring obligations and capital spending for a period that includes the next twelve months.

Notes Receivable from Parent—In November 2008, Oncor issued and sold a 19.75% noncontrolling stake to an investor group to further enhance Oncor’s separation from Texas Holdings, EFH Corp., and EFH Corp.’s other subsidiaries. The proceeds received by Oncor from this sale were ultimately distributed to EFH Corp. Under the terms of certain financing arrangements of EFH Corp. and TCEH, upon such distribution, under certain circumstances, EFH Corp. is required to repay certain outstanding intercompany loans from TCEH. Accordingly, in November 2008, EFH Corp. repaid the $253 million balance of such notes related to payments of principal and interest on EFH Corp. debt. As of December 31, 2008, TCEH had $584 million of notes receivable from EFH Corp., none of which related to payments of principal and interest on EFH Corp. debt.

Liquidity Effects of Commodity Hedging and Trading Activities—Commodity hedging and trading transactions typically require a counterparty to post collateral if the forward price of the underlying commodity moves such that the hedging or trading instrument held by such counterparty has declined in value. EFCH and its subsidiaries use cash and letters of credit and other collateral structures to satisfy such collateral obligations. In addition, TCEH’s Commodity Collateral Posting Facility, an uncapped senior secured revolving credit facility, funds the cash collateral posting requirements for a significant portion of the positions in EFCH’s long-term hedging program not otherwise secured by a first-lien in the assets of TCEH. The aggregate principal amount of this facility is determined by the exposure arising from higher forward market prices, regardless of the amount of such exposure, on a portfolio of certain natural gas hedging transaction volumes. Including those hedging transactions where margin deposits are covered by unlimited borrowings under the TCEH Commodity Collateral Posting Facility, at January 30, 2009, more than 95% of EFCH’s long-term natural gas hedging program transactions were secured by a first-lien interest in the assets of TCEH that is pari passu with the TCEH Senior Secured Facilities, the effect of which is a significant reduction in EFCH’s liquidity exposure associated with collateral requirements for those hedging transactions. See Note 12 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for more information about this facility.

As of December 31, 2008, subsidiaries of EFCH have received or posted cash and letters of credit for commodity hedging and trading activities as follows:

•	$317 million in cash has been received from counterparties for exchange cleared transactions (including initial margin), as compared to $79 million posted as of December 31, 2007,

•	$402 million in cash has been received from counterparties for over-the-counter and other non-exchanged cleared transactions, as compared to $429 million posted as of December 31, 2007, and

•	$342 million in letters of credit have been posted with counterparties, as compared to $592 million posted as of December 31, 2007.

Borrowings under the TCEH Commodity Collateral Posting Facility funded the substantial majority of the above cash postings. The posted letters of credit were largely supported by restricted cash borrowed under the TCEH Letter of Credit Facility. See Notes 12 and 23 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

With respect to exchange cleared transactions, these transactions typically require initial margin (i.e. the upfront cash and/or letter of credit posted to take into account the size and maturity of the positions and credit quality) in addition to variance margin (i.e. the daily cash margin posted to take into account changes in the value of the underlying commodity). The amount of initial margin required is generally defined by exchange rules. Clearing agents, however, typically have the right to request additional initial margin based on various factors including market depth, volatility and credit quality, which may be in the form of cash, letters of credit, a guaranty or other forms as negotiated with the clearing agent. With respect to cash collateral that is received, such cash collateral is either used by EFCH and its subsidiaries for working capital and other corporate purposes, including reducing short-term borrowings under credit facilities, or it is required to be deposited in a separate account and restricted from being used for working capital and other corporate purposes. On over-the-counter transactions, such counterparties generally have the right to substitute letters of credit for such cash collateral. In such event, the cash collateral previously posted would be returned to such counterparties thereby reducing EFH Corp.’s liquidity in the event that it was not restricted. As of December 31, 2008, cash collateral of $4 million was restricted. See Note 23 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus regarding restricted cash.

With the long-term hedging program, increases in natural gas prices result in increased cash collateral and letter of credit margin requirements. As a representative example, as of January 30, 2009, for each $1.00 per MMBtu increase in forward natural gas prices across the period from 2009 through 2014, EFCH’s cash collateral posting requirements associated with its long-term hedging program would increase by approximately $0.8 billion, essentially all of which would be funded by the TCEH Commodity Collateral Posting Facility.

Interest Rate Swap Transactions—In January and February 2009, TCEH entered into interest rate basis swap transactions pursuant to which payments of the floating interest rates at three-month LIBOR on an aggregate of $5 billion of senior secured term loans of TCEH were exchanged for floating interest rates at one-month LIBOR plus spreads ranging from 0.201% to 0.353%. See Note 12 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for TCEH interest rate swaps entered into as of December 31, 2008.

Sale of Accounts Receivable—Certain subsidiaries of EFCH that are engaged in retail sales of electricity participate in an accounts receivable securitization program established by EFH Corp., the activity under which is accounted for as a sale of accounts receivable in accordance with SFAS 140. Under the program, such subsidiaries (originators) sell trade accounts receivable to TXU Receivables Company, a consolidated wholly-owned bankruptcy-remote direct subsidiary of EFH Corp., which sells undivided interests in the purchased accounts receivable for cash to special purpose entities established by financial institutions. All new trade receivables under the program generated by the originators are continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Funding under the program totaled $416 million and $363 million at December 31, 2008 and 2007, respectively. See Note 11 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a more complete description of the program including the impact of the program on the financial statements for the periods presented and the contingencies that could result in a reduction of funding available under the program.

Capitalization—The capitalization ratios of EFCH consisted of 118.8% and 88.5% long-term debt, less amounts due currently, and (18.8)% and 11.5% shareholders’ equity, at December 31, 2008 and 2007, respectively. Total debt to capitalization, including short-term debt, was 118.0% and 88.7% at December 31, 2008 and 2007, respectively.

Covenants and Restrictions under Financing Arrangements—Each of the TCEH Senior Secured Facilities and indentures governing the TCEH Senior Notes and Senior Toggle Notes contains covenants that could have a material impact on the liquidity and operations of EFCH and its subsidiaries. A brief description of certain of these covenants is provided below. See also Note 12 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional discussion of the covenants contained in these financing arrangements. Certain series of TCEH’s pollution control revenue bonds, which were remarketed in June 2008, include covenants similar to those discussed below regarding the TCEH Notes.

When the term “Adjusted EBITDA” (see Glossary included in EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus) is referenced in the covenant description below, it is a reference to, and generally synonymous with, the term “Consolidated EBITDA” that is used in the TCEH Senior Secured Facilities and a reference to, and generally synonymous with, the term “EBITDA” that is used in the indenture governing the TCEH Notes. Further, the indenture governing the $4.5 billion principal amount of EFH Corp. senior notes issued subsequent to the Merger (EFH Corp. Notes) provides that for EFH Corp., Oncor results be included in Adjusted EBITDA when used in connection with making restricted payments and investments other than payments to the Sponsor Group but that the Oncor results be excluded and distributions received from Oncor be included when used in connection with the incurrence of debt. Adjusted EBITDA, as defined in the indenture governing the TCEH Notes for the year ended December 31, 2008 totaled $3.2 billion for TCEH. See “—Adjusted EBTIDA Reconciliation” for a reconciliation of net income to Adjusted EBITDA for TCEH and EFH Corp. for the years ended December 31, 2008 and 2007.

Maintenance Covenant—Under the TCEH Senior Secured Facilities, TCEH and its restricted subsidiaries are required to maintain a consolidated secured debt to Adjusted EBITDA ratio (as defined in the TCEH Senior Secured Facilities) measured over a rolling four-quarter measurement period, which must not exceed 7.25 to 1.00 for the measurement period ending December 31, 2008, declining over time to 5.75 to 1.00 for the measurement periods ending March 31, 2014 and thereafter. In the event that TCEH fails to comply with this ratio, it generally has the right to cure its non-compliance by soliciting a cash investment in an amount necessary to become compliant. The ratio for the period ended December 31, 2008 was 4.77 to 1.00.

Debt Incurrence Covenants—Under the indenture governing the EFH Corp. Notes, EFH Corp. and its restricted subsidiaries (other than TCEH and its restricted subsidiaries) are not permitted to incur indebtedness or issue certain classes of preferred stock unless, on a pro forma basis, after giving effect to such incurrence or issuance, the fixed charge coverage ratio (as defined in the EFH Corp. indenture) on a consolidated basis for EFH Corp. and its restricted subsidiaries is at least 2.0 to 1.0 or such incurrence or issuance is otherwise permitted by specified exceptions in the indenture. The fixed charge coverage ratio is generally defined as the ratio of Adjusted EBITDA of EFH Corp. to fixed charges of EFH Corp., in each case on a consolidated basis but excluding Oncor. The fixed charge coverage ratio for EFH Corp. was 1.5 to 1.0 at December 31, 2008. In addition, under this indenture, TCEH and its restricted subsidiaries are not permitted to incur indebtedness or issue certain classes of preferred stock unless, on a pro forma basis, after giving effect to such incurrence or issuance, the fixed charge coverage ratio (as defined in the indenture) on a consolidated basis for TCEH and its restricted subsidiaries is at least 2.0 to 1.0 or such incurrence or issuance is otherwise permitted by specified exceptions in the indenture. The fixed charge coverage ratio for that purpose is generally defined as the ratio of Adjusted EBITDA of TCEH to fixed charges of TCEH, in each case, on a consolidated basis. The fixed charge coverage ratio for TCEH as of December 31, 2008 was 1.3 to 1.0.

Under the TCEH Senior Secured Facilities, TCEH and its restricted subsidiaries are generally not permitted to incur indebtedness unless, on a pro forma basis, after giving effect to such incurrence, the Adjusted EBITDA to consolidated interest expense ratio (as defined in the TCEH Senior Secured Facilities) is at least 2.0 to 1.0 or such incurrence is otherwise permitted by specified exceptions in the TCEH Senior Secured Facilities. This ratio was 1.3 to 1.0 for the year ended December 31, 2008.

Under the indenture governing the TCEH Notes, TCEH and its restricted subsidiaries are not permitted to incur indebtedness or issue certain classes of preferred stock unless, on a pro forma basis, after giving effect to such incurrence or issuance, the fixed charge coverage ratio (as defined in such indenture) on a consolidated basis for TCEH and its restricted subsidiaries is at least 2.0 to 1.0 or such incurrence or issuance is otherwise permitted by specified exceptions in such indenture. The fixed charge coverage ratio is generally defined as the ratio of Adjusted EBITDA of TCEH to fixed charges of TCEH, in each case, on a consolidated basis. The ratio was 1.3 to 1.0 for the year ended December 31, 2008.

Restricted Payments/Limitation on Investments—Under the indenture governing the EFH Corp. Notes, EFH Corp. and its restricted subsidiaries have limitations, subject to certain exceptions, on making restricted payments (as defined in the indenture), including cash dividends, equity repurchases, subordinated debt repayments and investments, unless the amount of such restricted payments is less than a formula based on 50% of consolidated net income (as defined in such indenture) and unless a fixed charge coverage ratio (as defined in such indenture), on a pro forma basis, after giving effect to such restricted payment, is at least 2.0 to 1.0 (or 2.0 to 1.0 of TCEH in the case of certain restricted payments by TCEH and its restricted subsidiaries) or as such restricted payment is otherwise permitted by specified exceptions in the indenture. The fixed charge coverage ratio for this purpose is generally defined as the fixed charge coverage ratio of EFH Corp. and all of its restricted subsidiaries, including Oncor Holdings and its subsidiaries as restricted subsidiaries for purposes of such calculation, and was 1.3 to 1.0 as of December 31, 2008. However, in the case of payments to the Sponsor Group, the fixed charge coverage ratio for this purpose is defined as the fixed charge coverage ratio of EFH Corp. and its restricted subsidiaries (but not including Oncor Holdings and its subsidiaries as restricted subsidiaries for purposes of such calculation) and was 1.5 to 1.0 as of December 31, 2008. Notwithstanding any other provisions of the indenture, EFH Corp.

and its restricted subsidiaries may not pay any dividends or other returns to Texas Holdings unless, on a pro forma basis, after giving effect to such payment, the consolidated leverage ratio of EFH Corp. is equal to or less than 7.0 to 1.0. The consolidated leverage ratio is generally defined as the ratio of consolidated total indebtedness (as defined in the indenture) of EFH Corp. to Adjusted EBITDA of EFH Corp., in each case, on a consolidated basis, excluding Oncor Holdings and its subsidiaries, and was 6.9 to 1.0 as of December 31, 2008.

Under the terms of the TCEH Senior Secured Facilities, TCEH is required, commencing with and including the year ended December 31, 2008, to prepay within 90 days after the end of each such year, principal amounts of term loans with certain excess cash flows as defined in the indenture. TCEH realized no excess cash flows for the year ended December 31, 2008; therefore, no such prepayments are required to be made in 2009 under these provisions.

Under the TCEH Senior Secured Facilities and indenture governing the TCEH Notes, TCEH and its restricted subsidiaries have limitations (subject to certain exceptions) on making restricted payments or investments (as defined in the applicable debt agreements), including certain dividends, equity repurchases, debt repayments, extensions of credit and certain types of investments.

Financial Covenants, Credit Rating Provisions and Cross Default Provisions—The terms of certain financing arrangements of subsidiaries of EFCH contain financial covenants that require maintenance of leverage ratios and/or contain a minimum net worth covenant. As of December 31, 2008, EFCH’s subsidiaries were in compliance with all such applicable covenants.

Credit Ratings—The rating agencies assign issuer credit ratings for EFCH and its subsidiaries. The issuer credit ratings as of February 20, 2009 for EFCH and its subsidiaries are B-, B2 and B by S&P, Moody’s and Fitch, respectively.

Additionally, the rating agencies assign credit ratings on certain debt securities issued by EFH Corp. and its subsidiaries. The credit ratings assigned for debt securities issued by EFCH and certain of its subsidiaries and by EFH Corp. that are guaranteed by EFCH as of February 20, 2009 are presented below:

	S&P	Moody’s	Fitch
EFH Corp. (Senior Unsecured) (a)	B-	B3	B+
EFCH (Senior Unsecured)	CCC	Caa1	CCC+
TCEH (Senior Secured)	B+	Ba3	BB
TCEH (Senior Unsecured) (b)	CCC	B3	B+
TCEH (Unsecured)	CCC	Caa1	B-

(a)	EFH Corp. Cash-Pay Notes and EFH Corp. Toggle Notes
(b)	TCEH Cash-Pay Notes and TCEH Toggle Notes

S&P and Fitch have placed the ratings for EFH Corp. and its subsidiaries on “stable outlook.” In November 2008, Moody’s announced that it changed the rating outlook for EFH Corp. and TCEH to negative from stable stating that the change was primarily related to the decision to elect PIK interest option on the EFH Corp. Toggle Notes and the TCEH Toggle Notes for the interest due on May 1, 2009. Furthermore, in February 2009, Moody’s placed the ratings for EFH Corp. and TCEH on review for possible downgrade.

A rating reflects only the view of a rating agency, and is not a recommendation to buy, sell or hold securities. Ratings can be revised upward or downward at any time by a rating agency if such rating agency decides that circumstances warrant such a change.

Material Credit Rating Covenants and Credit Worthiness Effects on Liquidity—As a result of TCEH’s non-investment grade credit rating and considering collateral thresholds of certain retail and wholesale commodity contracts, as of December 31, 2008, counterparties to those contracts could have required TCEH to post up to an aggregate of $87 million in additional collateral. This amount largely represents the below market terms of these contracts as of December 31, 2008; thus, this amount will vary depending on the value of these contracts on any given day.

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of the previous downgrade of TCEH’s credit rating to below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. The amount of collateral support required to be posted, as well as the time period of transition charges covered, varies by utility. Based on requests to post collateral support from utilities that have been received by TCEH and its subsidiaries as of December 31, 2008, TCEH has posted collateral support in the form of letters of credit to the applicable utilities in an aggregate amount equal to $42 million, with $13 million of this amount posted for the benefit of Oncor.

The PUCT has rules in place to assure adequate credit worthiness of any REP. Under these rules, TCEH maintains availability under its credit facilities of an amount no less than the aggregate amount of customer deposits and any advanced payments received from customers, and other cash resources required by PUCT rules. As of December 31, 2008, the amount of customer deposits received from customers held by TCEH’s REP subsidiaries and other required cash resources totaled approximately $266 million.

The RRC has rules in place to assure adequate credit worthiness of parties that have mining reclamation obligations. Under these rules, should the RRC determine that the credit worthiness of Luminant Generation Company LLC is not sufficient to support Luminant’s reclamation obligations, TCEH may be required to post cash or letter of credit collateral support in an amount currently estimated to be approximately $600 million to $800 million. This amount would vary depending upon numerous factors, including Luminant Generation Company LLC’s credit worthiness and the level of mining reclamation obligations.

ERCOT also has rules in place to assure adequate credit worthiness of parties that schedule power on the ERCOT System. Under these rules, TCEH has posted collateral support, predominantly in the form of letters of credit, totaling $33 million as of December 31, 2008 (which is subject to weekly adjustments based on settlement activity with ERCOT).

Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. As part of this stipulation, TCEH is required to post a letter of credit in an amount equal to $170 million to secure TXU Energy’s payment obligations to Oncor if two or more of Oncor’s credit ratings are below investment grade. As of February 20, 2009, Oncor maintains an investment grade rating with each of the rating agencies.

Other arrangements of EFCH, including the accounts receivable securitization program (see Note 11 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus) and certain leases, contain terms pursuant to which the interest rates charged under the agreements may be adjusted depending on the credit ratings of TCEH.

In the event that any or all of the additional collateral requirements discussed above are triggered, EFCH believes it will have adequate liquidity to satisfy such requirements.

Material Cross Default Provisions—Certain financing arrangements contain provisions that may result in an event of default if there were a failure under other financing arrangements to meet payment terms or to observe other covenants that could or does result in an acceleration of payments due. Such provisions are referred to as “cross default” provisions.

A default by TCEH or any restricted subsidiary in respect of indebtedness, excluding indebtedness relating to the sale of receivables program, in an aggregate amount in excess of $200 million may result in a cross default under the TCEH Senior Secured Facilities. Under these facilities such a default may cause the maturity of outstanding balances ($22.1 billion at January 30, 2009) under such facilities to be accelerated.

The indenture governing the $6.75 billion of TCEH Notes contains a cross acceleration provision where a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of TCEH and any of its restricted subsidiaries in the aggregate amount equal to or greater than $250 million may cause the acceleration of the TCEH Notes.

Under the terms of a TCEH rail car master equipment lease with approximately $49 million in remaining lease principal payments as of December 31, 2008, if TCEH failed to perform under agreements causing its indebtedness in aggregate principal amount of $100 million or more to become accelerated, the lessor could, among other remedies, terminate the lease and effectively accelerate the payment of any remaining lease payments due under the lease.

Under the terms of a TCEH rail car master lease with approximately $56 million in remaining lease payments as of December 31, 2008, if obligations of TCEH in the aggregate in excess of $200 million for payments of obligations to third party creditors under lease agreements, deferred purchase agreements or loan or credit agreements have been accelerated prior to their original stated maturity, the lessor could, among other remedies, terminate the lease and effectively accelerate the payment of any remaining lease payments due under the lease.

The indenture governing the $4.5 billion of EFH Corp. Notes contains a cross acceleration provision where a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of EFH Corp. and any of its restricted subsidiaries in the aggregate amount equal to or greater than $250 million may cause the acceleration of the EFH Corp. Notes.

The accounts receivable securitization program contains a cross default provision with a threshold of $200 million that applies in the aggregate to the originators, any parent guarantor of an originator or TCEH acting as collection agent under the program. TXU Receivables Company and EFH Corporate Services Company, as collection agent, in the aggregate have a cross default threshold of $50,000. If any of the aforementioned defaults on indebtedness of the applicable threshold were to occur, the program could terminate.

EFCH and its subsidiaries enter into energy-related and financial contracts, the master forms of which contain provisions whereby an event of default or acceleration of settlement would occur if EFCH or those subsidiaries were to default under an obligation in respect of borrowings in excess of thresholds, which vary, stated in the contracts. The entities whose default would trigger cross default vary depending on the contract.

Each of TCEH’s natural gas hedging agreements that are secured with a lien on its assets on a pari passu basis with the TCEH Senior Secured Facilities contains a cross default provision. In the event of a default by TCEH or any of its subsidiaries relating to indebtedness (such amounts varying by contract but ranging from $200 million to $250 million), then each counterparty under these hedging agreements would have the right to terminate its hedge agreement with TCEH and require all outstanding obligations under such agreement to be settled.

In the event of a default by TCEH relating to indebtedness in an amount equal to or greater than $200 million that results in the acceleration of such debt, then each counterparty under TCEH’s interest rate swap agreements with a notional value totaling $32 billion at January 30, 2009 would have the right to terminate its interest rate swap agreement with TCEH and require all outstanding obligations under such agreement to be settled.

Other arrangements, including leases, have cross default provisions, the triggering of which would not result in a significant effect on liquidity.

Long-Term Contractual Obligations and Commitments—The following table summarizes EFCH’s contractual cash obligations as of December 31, 2008 (see Notes 12 and 13 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for additional disclosures regarding these long-term debt and noncancellable purchase obligations).

Contractual Cash Obligations	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years	Total
Long-term debt—principal (a)	$258	$860	$509	$30,218	$31,845
Long-term debt—interest (b)	2,277	4,633	4,404	3,775	15,089
Operating and capital leases (c)	69	179	103	381	732
Obligations under commodity purchase and services agreements (d)	1,679	1,409	598	603	4,289

Total contractual cash obligations (e)	$4,283	$7,081	$5,614	$34,977	$51,955

(a)	Excludes capital lease obligations, unamortized discounts and fair value discounts related to purchase accounting. Also excludes $174 of additional principal amount of notes to be issued in May 2009 and due in 2016 and 2017, reflecting the election of the PIK feature on toggle notes as discussed above under PIK Interest Election.
(b)	Includes net amounts payable under interest rate swaps. Variable interest payments and net amounts payable under interest rate swaps are calculated based on interest rates in effect at December 31, 2008.
(c)	Includes short-term noncancellable leases.
(d)	Includes capacity payments, nuclear fuel and natural gas take-or-pay contracts, coal contracts, business services and nuclear-related outsourcing and other purchase commitments. Amounts presented for variable priced contracts assumed the year-end 2008 price remained in effect for all periods except where contractual price adjustment or index-based prices were specified.
(e)	Table does not include estimated 2009 funding of the pension and other postretirement benefits plans totaling approximately $2 million. It also does not include cancellable contracts associated with the construction of new generation facilities with obligations totaling approximately $550 million through 2010. See Note 13 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

The following contractual obligations were excluded from the table above:

•	contracts between affiliated entities and intercompany debt;

•

individual contracts that have an annual cash requirement of less than $1 million (however, multiple contracts with one counterparty that are more than $1 million on an aggregated basis have been included);

•	contracts that are cancellable without payment of a substantial cancellation penalty;

•	employment contracts with management, and

•

liabilities related to uncertain tax positions totaling $788 million discussed in Note 7 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus as the ultimate timing of payment is not known.

Guarantees—See Note 13 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for details of guarantees.

Off Balance Sheet Arrangements

See discussion above under “—Financial Condition—Liquidity and Capital Resources—Sale of Accounts Receivable” and in Note 11 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Also see Note 13 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus regarding guarantees.

Commitments and Contingencies

See Note 13 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for discussion of commitments and contingencies.

Changes in Accounting Standards

See Note 1 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a discussion of changes in accounting standards.

Regulation and Rates

2009 Texas Legislative Session

The Texas Legislature convened in its regular biennial session beginning January 13, 2009. The session will conclude June 1, 2009. EFCH is actively monitoring and providing input regarding legislation that could impact its operations. EFCH is unable to predict the outcome of the 2009 legislative process or its impact, if any, on its financial position, results of operations or cash flows.

Regulatory Investigations and Reviews

See Note 13 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Certification of REPs

In October 2008, the PUCT proposed a replacement of the rule relating to Certification of Retail Electric Providers. The proposed new rule is expected to strengthen the certification requirements for REPs in order to better protect customers, transmission and distribution utilities (TDUs), and other REPs from the insolvency and other harmful conditions and activities of REPs. The new rule would be considered a competition rule and thus be subject to judicial review as specified in PURA. The new rule proposes, among other things, increased creditworthiness requirements and financial reporting for REPs, additional customer protection requirements, deposit requirements to TDUs, and regulatory asset consideration for bad debt expenses. The PUCT is expected to finalize the new rule in the first quarter of 2009. EFCH cannot predict the final outcome of this proposed rule.

Wholesale Market Design

In August 2003, the PUCT adopted a rule that, when implemented, will alter the wholesale market design in the ERCOT market. The rule requires ERCOT to:

•	use a stakeholder process to develop a new wholesale market model;

•	operate a voluntary day-ahead energy market;

•	directly assign all congestion rents to the resources that caused the congestion;

•	use nodal energy prices for resources;

•	provide information for energy trading hubs by aggregating nodes;

•	use zonal prices for loads, and

•	provide congestion revenue rights (but not physical rights).

ERCOT currently has a zonal wholesale market structure consisting of four geographic zones. The proposed location-based congestion-management market is referred to as a “nodal” market because wholesale pricing would differ across the various nodes on the transmission grid. The implementation of a nodal market is being done in conjunction with transmission improvements designed to reduce current congestion. In 2006, the PUCT approved a set of Nodal Protocols that was filed by ERCOT and describes the operation of a wholesale nodal market, and set an implementation date of no later than January 1, 2009. ERCOT has delayed the start of the nodal market beyond the January 1, 2009 implementation date. Pursuant to a request from the PUCT, ERCOT announced in November 2008 a new preliminary schedule for the implementation of the nodal market by December 2010. Additionally, pursuant to a request from the PUCT, ERCOT prepared a revised cost-benefit analysis for implementation of a nodal market design that showed a net present value of total system cost savings of $520 million compared to a net present value of $222 million of going forward costs for a nodal market design. In accordance with a PUCT order, ERCOT included a preliminary Nodal Program Integrated Project Schedule as part of the overall nodal budget filing with the PUCT in February 2009 as discussed immediately below.

In August 2006, the PUCT adopted an interim order approving ERCOT’s application for a surcharge imposed on all Qualified Scheduling Entities in the ERCOT market (including subsidiaries of TCEH) for the purpose of financing 38% of ERCOT’s expected nodal implementation costs. The surcharge took effect in October 2006. Additionally, in May 2008, the PUCT approved an increase in the surcharge. In November 2008, ERCOT filed a request with the PUCT for approval of an interim increase in the nodal surcharge from $0.169 per MWh to $0.38 per MWh. At the PUCT’s Open Meeting on January 14, 2009, the PUCT voted to extend the existing $0.169 per MWh nodal surcharge through the end of February 2009. ERCOT submitted a revised not to exceed budget of $658.7 million with the PUCT in February 2009, up from the initial nodal budget of $363.5 million. At the PUCT open meeting on February 26, 2009, the PUCT commissioners voted to extend the ERCOT nodal program until March 31, 2009, while maintaining the existing nodal surcharge of $0.169 per MWh. The PUCT directed ERCOT to submit a filing for approval of the full nodal surcharge, budget and schedule by March 31, 2009. At the current level of the nodal surcharge, EFCH expects that the annual impact of the surcharge would be approximately $10 to $11 million in additional expenses; however, EFCH is unable to predict the ultimate impact of the proposed nodal wholesale market design on its operations or financial results.

Environmental Regulations

See discussion in Note 3 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus regarding the invalidation of the EPA’s Clean Air Interstate Rule and the related impairment of intangible assets representing NOX and SO2 emission allowances.

Summary

EFCH cannot predict future regulatory or legislative actions or any changes in economic and securities market conditions. Such actions or changes could significantly alter its basic financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk that EFCH may experience a loss in value as a result of changes in market conditions affecting factors such as commodity prices and interest rates, to which EFCH is exposed in the ordinary course of business. EFCH’s exposure to market risk is affected by a number of factors, including the size, duration and composition of its energy and financial portfolio, as well as the volatility and liquidity of markets. EFCH enters into instruments such as interest rate swaps to manage interest rate risk related to its indebtedness, as well as exchange traded, over-the-counter contracts and other contractual commitments to manage commodity price risk as part of its wholesale activities. EFCH’s interest rate risk discussed below was significantly affected by debt issuances in connection with the Merger.

Risk Oversight

TCEH manages the commodity price, counterparty credit and commodity-related operational risk related to the unregulated energy business within limitations established by senior management and in accordance with EFCH’s overall risk management policies. Interest rate risk is managed centrally by the corporate treasury function. Market risks are monitored by risk management groups that operate independently of the wholesale commercial operations, utilizing defined practices and analytical methodologies. These techniques measure the risk of change in value of the portfolio of contracts and the hypothetical effect on this value from changes in market conditions and include, but are not limited to, Value at Risk (VaR) methodologies. Key risk control activities include, but are not limited to, transaction review and approval (including credit review), operational and market risk measurement, validation of transaction capture, portfolio valuation and reporting, including mark-to-market valuation, VaR and other risk measurement metrics.

EFH Corp. has a corporate risk management organization that is headed by the Chief Financial Officer, who functions as the Chief Risk Officer. The Chief Risk Officer, through his designees at TCEH, enforces applicable risk limits, including the respective policies and procedures to ensure compliance with such limits and evaluates the risks inherent in the various businesses of EFCH and their associated transactions.

Commodity Price Risk

EFCH’s businesses are subject to the inherent risks of market fluctuations in the price of electricity, natural gas and other energy-related products they market or purchase. EFCH’s businesses actively manage their portfolio of owned generation assets, fuel supply and retail sales load to mitigate the near-term impacts of these risks on results of operations. These businesses, similar to other participants in the market, cannot fully manage the long-term value impact of structural declines or increases in natural gas and power prices and spark spreads (differences between the market price of electricity and its cost of production).

In managing energy price risk, subsidiaries of EFCH enter into a variety of market transactions including, but not limited to, short- and long-term contracts for physical delivery, exchange traded and over-the-counter financial contracts and bilateral contracts with customers. Activities in the wholesale operations include hedging, the structuring of long-term contractual arrangements and proprietary trading. The wholesale operation continuously monitors the valuation of identified risks and adjusts positions based on current market conditions. EFCH strives to use consistent assumptions regarding forward market price curves in evaluating and recording the effects of commodity price risk.

Long-Term Hedging Program—See “—Executive Summary—Significant Activities and Events” above for a description of the program, including potential effects on reported results.

VaR Methodology—A VaR methodology is used to measure the amount of market risk that exists within the portfolio under a variety of market conditions. The resultant VaR produces an estimate of a portfolio’s potential for loss given a specified confidence level and considers among other things, market movements utilizing standard statistical techniques given historical and projected market prices and volatilities.

A Monte Carlo simulation methodology is used to calculate VaR and is considered by management to be the most effective way to estimate changes in a portfolio’s value based on assumed market conditions for liquid markets. The use of this method requires a number of key assumptions, such as use of (i) an assumed confidence level; (ii) an assumed holding period (i.e. the time necessary for management action, such as to liquidate positions); and (iii) historical estimates of volatility and correlation data.

Trading VaR—This measurement estimates the potential loss in fair value, due to changes in market conditions, of all contracts entered into for trading purposes based on a 95% confidence level and an assumed holding period of five to 60 days.

	Successor
	Year Ended December 31, 2008	Year Ended December 31, 2007
Month-end average Trading VaR:	$6	$9
Month-end high Trading VaR:	$15	$14
Month-end low Trading VaR:	$2	$6

VaR for Energy-Related Contracts Subject to Mark-to-Market (MtM) Accounting—This measurement estimates the potential loss in fair value, due to changes in market conditions, of all contracts marked-to-market in net income (principally hedges not accounted for as cash flow hedges and trading positions), based on a 95% confidence level and an assumed holding period of five to 60 days.

	Successor
	Year Ended December 31, 2008	Year Ended December 31, 2007
Month-end average MtM VaR:	$2,290	$1,081
Month-end high MtM VaR:	$3,549	$1,576
Month-end low MtM VaR:	$1,087	$322

Earnings at Risk (EaR)—This measurement estimates the potential reduction of pretax earnings for the periods presented, due to changes in market conditions, of all energy-related contracts marked-to-market in net income and contracts not marked-to-market in net income that are expected to be settled within the fiscal year (physical purchases and sales of commodities). Transactions accounted for as cash flow hedges are also included for this measurement. A 95% confidence level and a five to 60 day holding period are assumed in determining EaR.

	Successor
	Year Ended December 31, 2008	Year Ended December 31, 2007
Month-end average EaR:	$2,300	$1,070
Month-end high EaR:	$3,916	$1,559
Month-end low EaR:	$1,069	$318

The increases in the risk measures (MtM VaR and EaR) above were driven by higher natural gas prices and significant increases in market volatility.

Interest Rate Risk

The table below provides information concerning EFCH’s financial instruments as of December 31, 2008 and 2007 that are sensitive to changes in interest rates, which include debt obligations and interest rate swaps. EFCH has entered into interest rate swaps under which it has agreed to exchange the difference between fixed-rate and variable-rate interest amounts calculated with reference to specified notional principal amounts at dates that generally coincide with interest payments. In addition, in connection with entering into certain interest rate basis swaps to further reduce fixed borrowing costs, EFCH has changed the variable interest rate terms of certain debt from three-month LIBOR to one-month LIBOR, as discussed in Note 12 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus. The weighted average interest rate presented is based on the rate in effect at the reporting date. Capital leases and the effects of unamortized premiums and discounts and fair value hedges are excluded from the table. See Note 12 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for a discussion of changes in debt obligations.

	Expected Maturity Date
	(millions of dollars, except percentages)						Successor
	2009	2010	2011	2012	2013	There- After	2008 Total Carrying Amount	2008 Total Fair Value	2007 Total Carrying Amount	2007 Total Fair Value
Long-term debt (including current maturities)
Fixed rate debt amount (a)	$85	$21	$439	$25	$84	$9,930	$10,584	$6,838	$10,745	$10,578
Average interest rate	7.32%	8.06%	5.82%	8.07%	7.13%	10.18%	9.94%		9.78%
Variable rate debt amount	$173	$200	$200	$200	$200	$20,288	$21,261	$14,886	$20,256	$19,909
Average interest rate	5.44%	5.40%	5.40%	5.40%	5.40%	5.28%	5.28%		8.29%

Total debt	$258	$221	$639	$225	$284	$30,218	$31,845	$21,724	$31,001	$30,487

Debt swapped to fixed:
Amount	$1,250	$500	$600	$2,600	$3,600	$9,000	$17,550		$15,050
Average pay rate	7.33%	7.43%	7.57%	7.99%	7.60%	8.31%	8.00%		8.01%
Average receive rate	5.89%	5.89%	5.89%	5.89%	5.83%	5.89%	5.88%		8.40%
Variable basis swaps:
Amount	$6,345	$1,100	$1,500	$4,100	$—	$—	$13,045		$—
Average pay rate	2.51%	2.39%	2.67%	2.39%	—	—	2.48%		—
Average receive rate	2.07%	1.82%	2.32%	1.82%	—	—	2.00%		—

(a)	Reflects the remarketing date and not the maturity date for certain debt that is subject to mandatory tender for remarketing prior to maturity. See Note 12 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus for details concerning long-term debt subject to mandatory tender for remarketing.

As of December 31, 2008, the potential reduction of annual pretax earnings due to a one-point increase in interest rates totaled approximately $26 million, taking into account the interest rate swaps discussed in Note 12 to EFCH’s historical consolidated financial statements for the year ended December 31, 2008 included elsewhere in this Prospectus.

Credit Risk

Credit Risk—Credit risk relates to the risk of loss associated with nonperformance by counterparties. EFCH and its subsidiaries maintain credit risk policies with regard to their counterparties to minimize overall credit risk. These policies prescribe practices for evaluating a potential counterparty’s financial condition, credit rating and other quantitative and qualitative credit criteria and specify authorized risk mitigation tools including, but not limited to, use of standardized master netting contracts and agreements that allow for netting of positive and negative exposures associated with a single counterparty. EFCH has processes for monitoring and managing credit exposure of its businesses including methodologies to analyze counterparties’ financial strength, measurement of current and potential future exposures and contract language that provides rights for netting and set-off. Credit enhancements such as parental guarantees, letters of credit, surety bonds and margin deposits are also utilized.

Additionally, individual counterparties and credit portfolios are managed to assess overall credit exposure. This evaluation results in establishing exposure limits or collateral requirements for entering into an agreement with a counterparty that creates exposure. Additionally, EFCH has established controls to determine and monitor the appropriateness of these limits on an ongoing basis. Prospective material adverse changes in the payment history or financial condition of a counterparty or downgrade of its credit quality result in the reassessment of the credit limit with that counterparty. This process can result in the subsequent reduction of the credit limit or a request for additional financial assurances.

Credit Exposure—EFCH’s gross exposure to credit risk associated with trade accounts receivable (retail and wholesale) and net asset positions arising from hedging and trading activities totaled $2.046 billion at December 31, 2008. The components of this exposure are discussed in more detail below.

Assets subject to credit risk as of December 31, 2008 include $715 million in accounts receivable from the retail sale of electricity to residential and business customers. As of December 31, 2008, EFCH held cash deposits of $108 million as collateral for these receivables. The risk of material loss (after consideration of bad debt allowances) from nonperformance by these customers is unlikely based upon historical experience. Allowances for uncollectible accounts receivable are established for the potential loss from nonpayment by these customers based on historical experience, market or operational conditions and changes in the financial condition of large business customers.

Most of the remaining credit exposure is with wholesale counterparties. These counterparties include energy companies, financial institutions, electric utilities, independent power producers, oil and gas producers, local distribution companies and energy trading and marketing companies. As of December 31, 2008, the exposure to credit risk from the wholesale customers and counterparties totaled $1.331 billion taking into account standardized master netting contracts and agreements described above but before taking into account $536 million in credit collateral (cash, letters of credit and other security interests) held by EFCH subsidiaries.

Of this $795 million net exposure, 82% is with investment grade customers and counterparties, as determined using publicly available information including major rating agencies’ published ratings and EFCH’s internal credit evaluation process. Those customers and counterparties without a S&P rating of at least BBB- or similar rating from another major rating agency are rated using internal credit methodologies and credit scoring models to estimate a S&P equivalent rating. EFCH routinely monitors and manages its credit exposure to these customers and counterparties on this basis. See discussion above under “—Financial Condition—Liquidity and Capital Resources—Bankruptcy Filing of Lehman Brothers Holdings Inc.”

The following table presents the distribution of credit exposure as of December 31, 2008, for wholesale counterparties. This credit exposure represents wholesale trade accounts receivable and net asset positions on the balance sheet arising from hedging and trading activities after taking into consideration netting within each contract and any master netting contracts with counterparties. The amounts below do not include asset liens held as security for a portion of the net exposure.

	Exposure Before Credit Collateral	Credit Collateral	Net Exposure	Net Exposure by Maturity
				2 years or less	Between 2-5 years	Greater than 5 years	Total
Investment grade	$1,180	$528	$652	$503	$83	$66	$652
Noninvestment grade	151	8	143	140	3	—	143

Totals	$1,331	$536	$795	$643	$86	$66	$795

Investment grade	89%		82%
Noninvestment grade	11%		18%

In addition to the exposures in the table above, EFCH has contracts classified as “normal” purchase or sale and non-derivative contractual commitments that are not marked-to-market in the financial statements. Such contractual commitments may contain pricing that is favorable considering current market conditions and therefore represent economic risk if the counterparties do not perform. Nonperformance could have a material adverse impact on EFCH’s future results of operations, financial condition and cash flows.

EFCH does not anticipate any material adverse effect on its financial position or results of operations due to nonperformance by any customer or counterparty.

EFCH’s subsidiaries had credit exposure to two counterparties each having an exposure greater than 10% of the net $795 million credit exposure. These two counterparties represented 29% and 18%, respectively, of the net exposure. EFCH views exposure to these counterparties to be within an acceptable level of risk tolerance due to the applicable counterparty’s credit rating and business relationship with EFCH. However, this concentration increases the risk that a default would have a material effect on EFCH’s net income and cash flows.

With respect to credit risk related to the long-term hedging program, over 98% of the transaction volumes are with counterparties with an A credit rating or better. However, EFCH has current and potential credit concentration risk related to the limited number of counterparties that comprise the substantial majority of the program with such counterparties being in the banking and financial sector. The transactions with these counterparties contain certain credit rating provisions that would require the counterparties to post collateral in the event of a material downgrade in the credit rating of the counterparties. An event of default by one or more of EFCH’s hedge counterparties could subsequently result in termination-related settlement payments that reduce available liquidity if EFCH owes amounts related to its commodity contracts or delays in receipts of expected settlements if the hedge counterparties owe amounts to EFCH. While EFCH views the potential concentration of risk with these counterparties to be within an acceptable risk tolerance, EFCH strives to manage its exposure to its hedge counterparties through various ongoing risk management measures.

Adjusted EBITDA Reconciliation

TCEH Consolidated

Adjusted EBITDA Reconciliation

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(millions of dollars)

Net income (loss)	$(8,862)	$35
Income tax benefit	(411)	(56)
Interest expense and related charges	3,918	910
Depreciation and amortization	1,092	568

EBITDA	$(4,263)	$1,457

Interest income	(60)	(281)
Amortization of nuclear fuel	76	69
Purchase accounting adjustments (a)	413	128
Impairment of goodwill	8,000	—
Impairment of assets and inventory write down (b)	1,210	—
Unrealized net (gain) or loss resulting from hedging transactions	(2,329)	2,278
Losses on sale of receivables	29	39
Noncash compensation expense (SFAS 123R) (c)	10	8
Severance expense (d)	3	—
Transition and business optimization costs (e)	33	21
Transaction and merger expenses (f)	10	—
Insurance settlement proceeds (g)	(21)	—
Restructuring and other (h)	31	(33)
Expenses incurred to upgrade or expand a generation station (i)	100	5

Adjusted EBITDA per Incurrence Covenant	$3,242	$3,691

Expenses related to unplanned generation station outages (i)	250	—
Other adjustments allowed to determine Adjusted EBITDA per Maintenance Covenant (j)	15	—

Adjusted EBITDA per Maintenance Covenant	$3,507	$3,691

(a)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also includes certain credits not recognized in net income due to purchase accounting.
(b)	Impairment of assets includes impairments of emission allowances and trade name intangible assets and impairment of the natural gas-fueled generation fleet.
(c)	Noncash compensation expenses exclude capitalized amounts.
(d)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(e)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(f)	Transaction and merger expenses include costs related to the Merger and costs related to certain growth initiatives.
(g)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(h)	Restructuring and other for 2008 includes the charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc., and for 2007 includes credits related to impaired combustion turbine leases and other restructuring initiatives and nonrecurring activities.
(i)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.
(j)	Primarily pre-operating expenses relating to Oak Grove and Sandow 5.

EFH Corp. Consolidated

Adjusted EBITDA Reconciliation

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(millions of dollars)

Net loss	$(9,838)	$(637)
Income tax benefit	(471)	(364)
Interest expense and related charges	4,935	1,510
Depreciation and amortization	1,610	1,049

EBITDA	$(3,764)	$1,558

Oncor EBITDA	(496)	(1,291)
Oncor distributions/dividends (a)	1,582	326
Interest income	(27)	(80)
Amortization of nuclear fuel	76	69
Purchase accounting adjustments (b)	460	138
Impairment of goodwill	8,000	—
Impairment of assets and inventory write down (c)	1,221	757
Net loss attributable to noncontrolling interests	(160)	—
Unrealized net (gain) or loss resulting from hedging transactions	(2,329)	2,278
Losses on sale of receivables	29	39
Income from discontinued operations, net of tax effect	—	(25)
Noncash compensation expense (SFAS 123R) (d)	27	22
Severance expense (e)	3	—
Equity losses of unconsolidated affiliate engaged in broadband over power lines	—	1
Transition and business optimization costs (f)	45	24
Transaction and merger expenses (g)	64	150
Insurance settlement proceeds (h)	(21)	—
Restructuring and other (i)	35	(33)
Expenses incurred to upgrade or expand a generation station (j)	100	5

Adjusted EBITDA per Incurrence Covenant	$4,845	$3,938

Add back Oncor adjustments	$(267)	$978

Adjusted EBITDA per Restricted Payments Covenants	$4,578	$4,916

(a)	Includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests.
(b)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also includes certain credits not recognized in net income due to purchase accounting.
(c)	Impairment of assets includes impairments of emission allowances and trade name intangible assets, impairment of the natural gas-fueled generation fleet and charges related to the cancelled development of coal-fueled generation plants.
(d)	Noncash compensation expenses exclude capitalized amounts.
(e)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(f)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and certain incentive compensation.

(g)	Transaction and merger expenses include costs related to the Merger, abandoned strategic transactions and a terminated joint-venture. Also includes administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor management fee, costs related to certain growth initiatives and costs related to the Oncor sale of noncontrolling interests.
(h)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(i)	Restructuring and other for 2008 includes a litigation accrual and the charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc., and for 2007 includes credits related to impaired combustion turbine leases and other restructuring initiatives and nonrecurring activities.
(j)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting and financial disclosure during EFCH’s two most recent fiscal years and each subsequent interim period since the end of the most recent fiscal year.

The Consent and Letter of Transmittal and any other required documents should be sent or delivered by each holder of Old Notes or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at its address or facsimile number set forth below.

Exchange Agent:

Global Bondholder Services Corporation

By Mail, Hand or Overnight Courier:	By Facsimile (for Eligible Institutions only):

Global Bondholder Services Corporation Attention: Corporate Actions 65 Broadway – Suite 723 New York, New York 10006	(212) 430-3774 Confirmation: (212) 430-3774

Questions and requests for assistance or for additional copies of the exchange offer documents may be directed to the Information Agent at its telephone number and mailing and delivery address listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the exchange offers and consent solicitations.

Information Agent:

Global Bondholder Services Corporation

65 Broadway – Suite 723

New York, New York 10006

Attention: Corporate Actions

Banks and Brokers: (212) 430-3774

Toll free: (866) 387-1500

Dealer Managers and Solicitation Agents:

Citigroup Global Markets Inc. 390 Greenwich Street, 4th Floor New York, New York 10013 Attention: Liability Management Group (800) 558-3745 (toll free) (212) 723-6106 (collect)	Goldman, Sachs & Co. One New York Plaza, 48th Floor New York, New York 10004 Liability Management Group (800) 828-3182 (toll free) (212) 357-4692 (collect)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Energy Future Holdings Corp.

Energy Future Holdings Corp. is a corporation formed under the Texas Business Organizations Code (the “TBOC”).

TBOC

Section 8.051 of the TBOC states that: (a) An enterprise shall indemnify a governing person, former governing person, or delegate against reasonable expenses actually incurred by the person in connection with a proceeding in which the person is a respondent because the person is or was a governing person or delegate if the person is wholly successful, on the merits or otherwise, in the defense of the proceeding. (b) A court that determines, in a suit for indemnification, that a governing person, former governing person, or delegate is entitled to indemnification under this section shall order indemnification and award to the person the expenses incurred in securing the indemnification.

Section 8.052 of the TBOC states as follows:

(a) On application of a governing person, former governing person, or delegate and after notice is provided as required by the court, a court may order an enterprise to indemnify the person to the extent the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

(b) This section applies without regard to whether the governing person, former governing person, or delegate applying to the court satisfies the requirements of Section 8.101 or has been found liable: (1) to the enterprise; or (2) because the person improperly received a personal benefit, without regard to whether the benefit resulted from an action taken in the person’s official capacity.

(c) The indemnification ordered by the court under this section is limited to reasonable expenses if the governing person, former governing person, or delegate is found liable: (1) to the enterprise; or (2) because the person improperly received a personal benefit, without regard to whether the benefit resulted from an action taken in the person’s official capacity.

Section 8.101 of the TBOC states as follows:

(a) An enterprise may indemnify a governing person, former governing person, or delegate who was, is, or is threatened to be made a respondent in a proceeding to the extent permitted by Section 8.102 if it is determined in accordance with Section 8.103 that: (1) the person: (A) acted in good faith; (B) reasonably believed: (i) in the case of conduct in the person’s official capacity, that the person’s conduct was in the enterprise’s best interests; and (ii) in any other case, that the person’s conduct was not opposed to the enterprise’s best interests; and (C) in the case of a criminal proceeding, did not have a reasonable cause to believe the person’s conduct was unlawful; (2) with respect to expenses, the amount of expenses other than a judgment is reasonable; and (3) indemnification should be paid.

(b) Action taken or omitted by a governing person or delegate with respect to an employee benefit plan in the performance of the person’s duties for a purpose reasonably believed by the person to be in the interest of the participants and beneficiaries of the plan is for a purpose that is not opposed to the best interests of the enterprise.

(c) Action taken or omitted by a delegate to another enterprise for a purpose reasonably believed by the delegate to be in the interest of the other enterprise or its owners or members is for a purpose that is not opposed to the best interests of the enterprise.

(d) A person does not fail to meet the standard under Subsection (a)(1) solely because of the termination of a proceeding by: (1) judgment; (2) order; (3) settlement; (4) conviction; or (5) a plea of nolo contendere or its equivalent.

Section 8.102 of the TBOC states as follows:

(a) Subject to Subsection (b), an enterprise may indemnify a governing person, former governing person, or delegate against: (1) a judgment; and (2) expenses, other than a judgment, that are reasonable and actually incurred by the person in connection with a proceeding.

(b) Indemnification under this subchapter of a person who is found liable to the enterprise or is found liable because the person improperly received a personal benefit: (1) is limited to reasonable expenses actually incurred by the person in connection with the proceeding; (2) does not include a judgment, a penalty, a fine, and an excise or similar tax, including an excise tax assessed against the person with respect to an employee benefit plan; and (3) may not be made in relation to a proceeding in which the person has been found liable for: (A) willful or intentional misconduct in the performance of the person’s duty to the enterprise; (B) breach of the person’s duty of loyalty owed to the enterprise; or (C) an act or omission not committed in good faith that constitutes a breach of a duty owed by the person to the enterprise.

(c) A governing person, former governing person, or delegate is considered to have been found liable in relation to a claim, issue, or matter only if the liability is established by an order, including a judgment or decree of a court, and all appeals of the order are exhausted or foreclosed by law.

Restated Certificate of Formation of EFH Corp.

Article IX of the Restated Certificate of Formation of EFH Corp. provides as follows:

1. Right to Indemnification. Subject to the limitations and conditions as provided in this Article IX, each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action or other proceeding, whether civil, criminal, administrative, arbitrative or investigative, or any appeal in such a proceeding or any inquiry or investigation that could lead to such a proceeding (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, limited liability company, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise shall be indemnified by the Corporation to the fullest extent permitted by the TBOC, as the same exists or may hereafter be amended against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, attorneys’ fees) actually incurred by such person in connection with such proceeding, and indemnification under this Article IX shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder. The rights granted pursuant to this Article IX shall be deemed contract rights, and no amendment, modification or repeal of this Article IX shall have the effect of limiting or denying any such rights with respect to actions taken or proceedings arising prior to any such amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article IX could involve indemnification for negligence or under theories of strict liability.

2. Advancement of Expenses. The right to indemnification conferred in this Article IX shall include the right to be paid or reimbursed by the Corporation the reasonable expenses incurred by a person of the type entitled to be indemnified above who was, is or is threatened to be made a named defendant or respondent in a proceeding in advance of the final disposition of the proceeding and without any determination as to the person’s ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of a written affirmation by such indemnified person of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification under this Article IX and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Article IX or if such indemnification is prohibited by applicable law.

3. Indemnification of Employees and Agents. The Corporation, by adoption of a resolution by the board of directors or a duly appointed committee of the board of directors, may indemnify and advance expenses to an employee or agent of the Corporation to the same extent and subject to the same conditions under which it may indemnify and advance expenses to directors and officers under this Article IX; and the Corporation, by adoption of a resolution by the board of directors or a duly appointed committee of the board of directors, may indemnify and advance expenses to persons who are not or were not directors, officers, employees or agents of the Corporation but who are or were serving at the request of the Corporation as a director, officer, manager, member, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, limited liability company, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in such a capacity or arising out of his or her status as such a person to the same extent that it may indemnify and advance expenses to directors and officers under this Article IX.

4. Appearance as a Witness. Notwithstanding any other provision of this Article IX, the Corporation may pay or reimburse expenses incurred by a director, officer, employee, agent or other person in connection with his or her appearance as a witness or other participation in a proceeding at a time when he or she is not a named defendant or respondent in the proceeding.

5. Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article IX shall not be exclusive of any other right which a director or officer or other person indemnified pursuant to this Article IX may have or hereafter acquire under any law (common or statutory), provision of this certificate of formation or the bylaws of the Corporation, agreement, vote of shareholders or disinterested directors or otherwise.

6. Insurance. The Corporation may purchase, procure, establish and maintain, at its expense, insurance or another arrangement to indemnify or hold harmless, to protect itself and any person who is or was serving as a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, manager, member, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, limited liability company, partnership, joint venture, proprietorship, employee benefit plan, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under this Article IX.

7. Savings Clause. If this Article IX or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify and hold harmless each director, officer or any other person indemnified pursuant to this Article IX as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this Article IX that shall not have been invalidated and to the fullest extent permitted by applicable law.

For purposes of this Article IX, the term “Corporation” shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; the term “other enterprise” shall include any corporation, limited liability company, partnership, joint venture, trust or employee benefit plan; service “at the request of the Corporation” shall include service as a director, officer, manager, member or employee of the Corporation which imposes duties on, or involves services by, such director, officer, manager, member or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.

Article X of the Restated Certificate of Formation of EFH Corp. provides as follows:

A director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for any act or omission in the director’s capacity as a director, except that this provision does not eliminate or limit the liability of a director to the extent the director is found liable under applicable law for:

(a) a breach of the director’s duty of loyalty to the Corporation or its shareholders;

(b) an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or that involves intentional misconduct or a knowing violation of the law;

(c) a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s duties; or

(d) an act or omission for which the liability of the director is expressly provided for by an applicable statute.

If the TBOC is amended to authorize action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the TBOC as so amended. Any repeal or modification of this Article X shall not adversely affect any right of protection of a director of the Corporation existing at the time of such repeal or modification.

Amended and Restated Bylaws of EFH Corp.

Section 15 of the Amended and Restated Bylaws of EFH Corp. provides as follows:

Without further specific approval of the shareholders of the Corporation, the Corporation may purchase, enter into, maintain or provide insurance, indemnification or other arrangements for the benefit of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving another entity at the request of the Corporation as a director, officer, manager, member, partner, venturer, proprietor, trustee, employee, agent or similar functionary, to the fullest extent permitted by the laws of the State of Texas, including without limitation Chapter 8 of the Texas Business Organizations Code or any successor provision, against any liability asserted against or incurred by any such person in any such capacity or arising out of such person’s service in such capacity whether or not the Corporation would otherwise have the power to indemnify against any such liability under the Texas Business Organizations Code. If the laws of the State of Texas are amended to authorize the purchase, entering into, maintaining or providing of insurance, indemnification or other arrangements in the nature of those permitted hereby to a greater extent than presently permitted, then the Corporation shall have the power and authority to purchase, enter into, maintain and provide any additional arrangements in such regard as shall be permitted from time to time by the laws of the State of Texas without further approval of the shareholders of the Corporation. No repeal or modification of such laws or this Section 15 shall adversely affect any such arrangement or right to indemnification existing at the time of such repeal or modification.

Certain Other Arrangements

In addition to indemnification by EFH Corp. pursuant to its Restated Certificate of Formation and its Amended and Restated Bylaws, the directors, officers, managers, members, employees, agents and similar functionaries of the registrant are generally also entitled to indemnification and exculpation for certain monetary damages to the extent provided in the registrant’s organizational documents or under the statutes under which the registrant is organized.

EFH Corp. maintains a directors’ and officers’ liability insurance policy that covers the directors and officers of the registrant in amounts that EFH Corp. believes are customary for companies similarly situated, including for liabilities in connection with the registration and offering of the notes.

In addition, pursuant to the Management Agreement entered into with the members of the Sponsor Group and their affiliates, EFH Corp. has agreed to customary exculpation and indemnification provisions for the benefit of the members of the Sponsor Group, their affiliates, directors, officers and certain other persons.

Energy Future Intermediate Holding Company LLC

Energy Future Intermediate Holding Company LLC is a limited liability company formed under the Delaware Limited Liability Company Act (the “DLLCA”).

DLLCA

Section 18-108 of the DLLCA empowers a Delaware limited liability company to indemnify and hold harmless any member or manager of the limited liability company from and against any and all claims and demands whatsoever.

Limited Liability Company Agreement of Energy Future Intermediate Holding Company LLC

Article V of the limited liability company agreement of Energy Future Intermediate Holding Company LLC provides as follows:

Section 5.1 Right to Indemnification. Subject to the limitations and conditions as provided in this Article V each person (for purposes of this Article V, the term “person” shall include only natural persons) who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action or other proceeding, whether civil, criminal, administrative, arbitrative or investigative, or any appeal in such a proceeding or any inquiry or investigation that could lead to such a proceeding (hereafter a “Proceeding”), by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was a Manager or officer, or while such Manager or officer is or was serving at the request of the Company as a member, director, manager, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, limited liability company, joint venture, partnership, trust, sole proprietorship, employee benefit plan or other enterprise, shall be indemnified by the Company to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, attorneys’ fees) actually incurred by such person in connection with such Proceeding and indemnification under this Article V shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder. It is expressly acknowledged that the indemnification provided in this Article V could involve indemnification for negligence or under theories of strict liability.

Section 5.2 Limitation on Indemnification. Subject to applicable law, notwithstanding any language in this Article V to the contrary, in no event shall any person be entitled to indemnification pursuant to this Article V if it is established or admitted:

(a) in a final judgment of a court of competent jurisdiction; or

(b) by such person in any affidavit, sworn statement, plea arrangement or other cooperation with any government or regulatory authority that:

(i) the person’s acts or omissions that would otherwise be subject to indemnification under this Article V were committed in bad faith or were the result of active and deliberate dishonesty; or

(ii) such person personally gained a profit to which he or she was not legally entitled with an action or omission that would otherwise be subject to indemnification pursuant to this Article V.

Section 5.3 Advancement of Expenses. The right to indemnification conferred in this Article V shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a person of the type entitled to be indemnified above who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding, without any determination as to such person’s ultimate entitlement to indemnification under, upon receipt of a written affirmation by such person of such person’s good faith belief that such person has met the standard of conduct necessary for indemnification under applicable law and this Article V and a written undertaking by or on behalf of such person to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Company under this Article V or if such indemnification is prohibited by applicable law.

Section 5.4 Indemnification of Employees and Agents. The Company by adoption of a resolution by the Board of Managers, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to any Manager or officer under this Article V; and the Company, by adoption of a resolution by the Board of Managers, may indemnify and advance expenses to any person who is or was not a Manager, officer, employee or agent of the Company but who is or was serving at the request of the Company as a member, manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, partnership, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in such a capacity or arising out of such person’s status as such to the same extent and subject to the same conditions that the Company may indemnify and pay any advance expenses to any Manager or officer under this Article V.

Section 5.5 Appearance as a Witness. Notwithstanding any other provision of this Article V, the Company may pay or reimburse expenses incurred by a Manager, officer, employee, agent or other person in connection with his or her appearance as a witness or other participation in a Proceeding at a time when he or she is not a named defendant or respondent in the Proceeding.

Section 5.6 Non-exclusivity of Rights. The indemnification and advancement and payment of expenses provided by this Article V shall not be deemed exclusive of any other rights to which a Manager, officer or other person indemnified pursuant to this Article V may have or hereafter acquire under any law (common or statutory), provision of this Agreement, any agreement or otherwise.

Section 5.7 Contract Rights. The rights granted pursuant to this Article V shall be deemed to be contract rights, and no amendment, modification or repeal of this Article V shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification or repeal.

Section 5.8 Insurance. The Company may purchase and maintain insurance or another arrangement, at its expense, on behalf of itself or any person who is or was serving as a Manager, officer, employee or agent of the Company, or is or was serving at the request of the Company as a member, manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, partnership, corporation, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, against any liability, expense or loss, whether or not the Company would have the power to indemnify such person against such liability, expense or loss under the provisions of this Article V.

Section 5.9 Savings Clause. If this Article V or any portion of this Agreement shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Manager, officer or any other person indemnified pursuant to this Article V as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, to the fullest extent permitted by any applicable portion of this Article V that shall not have been invalidated and to the fullest extent permitted by applicable law.

For purposes of this Article V, the terms “Company” shall include any predecessor of the Company and any constituent entity (including any constituent of a constituent) absorbed by the Company in a consolidation or merger; the terms “other enterprise” shall include any corporation, limited liability company, partnership, joint venture, trust or employee benefit plan; service “at the request of the Company” shall include service as an officer, Manager, Member or employee of the Company which imposes duties on, or involves services by, such officer, Manager, Member or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Company.

EFIH Finance Inc.

EFIH Finance Inc. is a Delaware corporation formed under the Delaware General Corporation Law (the “DGCL”).

DGCL

Section 145 of the grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify directors and officers in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the directors’ fiduciary duty of care, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

Certificate of Incorporation of EFIH Finance Inc.

The tenth article of the certificate of incorporation of EFIH Finance Inc. provides as follows:

TENTH. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibits	Previously Filed* With File Number	As Exhibit
(2)	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

2(a)	1-12833 Form 8-K (filed February 26, 2007)	2.1	—	Agreement and Plan of Merger, dated February 25, 2007, by and among Energy Future Holdings Corp. (formerly known as TXU Corp.), Texas Energy Future Holdings Limited Partnership and Texas Energy Future Merger Sub Corp

(3(i))	Articles of Incorporation

3(a)	1-12833 Form 8-K (filed October 11, 2007)	3.1	—	Restated Certificate of Formation of Energy Future Holdings Corp.

3(b)	333-153529 Form S-4 (filed September 17, 2008)	3(b)	—	Second Amended and Restated Articles of Incorporation of Energy Future Competitive Holdings Company (formerly know as TXU US Holdings Company)

3(c)	333-153529 Form S-4 (filed September 17, 2008)	3(c)	—	Certificate of Formation of Energy Future Intermediate Holding Company LLC (formerly TXU Asset Services Company and Infrastrux Energy Services BPL LLC), as amended

3(d)			—	Certificate of Incorporation of EFIH Finance Inc.

(3(ii))	By-laws

3(e)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	3(a)	—	Amended and Restated Bylaws of Energy Future Holdings Corp.

3(f)	333-153529 Form S-4 (filed September 17, 2008)	3(e)	—	Restated Bylaws of Energy Future Competitive Holdings Company (formerly known as TXU US Holdings Company LLC)

3(g)	333-153529 Form S-4 (filed September 17, 2008)	3(f)	—	Amended and Restated Limited Liability Company Agreement of Energy Future Intermediate Holding Company LLC

3(h)			—	Bylaws of EFIH Finance Inc.

Exhibits	Previously Filed* With File Number	As Exhibit

(4)	Instruments Defining the Rights of Security Holders, Including Indentures**

Energy Future Holdings Corp.

4(a)	1-12833 Form 10-K (1997) (filed March 27, 1998)	4(c)	—	Indenture (For Unsecured Debt Securities Series P), dated as of November 1, 2004, between Energy Future Holdings Corp. and The Bank of New York Mellon (formerly known as The Bank of New York). Energy Future Holdings Corp.’s Indentures for its Series Q and R Senior Notes are not being filed as they are substantially similar to this Indenture

4(b)	1-12833 Form 10-K (2004) (filed March 16, 2005)	4(q)	—	Officers’ Certificate, dated November 26, 2004, establishing the terms of Energy Future Holdings Corp.’s 5.55% Series P Senior Notes due November 15, 2014

4(c)			—	Form of Supplemental Indenture (For Unsecured Debt Securities Series P), relating to Energy Future Holdings Corp.’s Series P Senior Notes***

4(d)	1-12833 Form 10-K (2004) (filed March 16, 2005)	4(r)	—	Officers’ Certificate, dated November 26, 2004, establishing the terms of Energy Future Holdings Corp.’s 6.50% Series Q Senior Notes due November 15, 2024

4(e)			—	Form of Supplemental Indenture (For Unsecured Debt Securities Series Q), relating to Energy Future Holdings Corp.’s Series Q Senior Notes***

4(f)	1-12833 Form 10-K (2004) (filed March 16, 2005)	4(s)	—	Officers’ Certificate, dated November 26, 2004, establishing the terms of Energy Future Holdings Corp.’s 6.55% Series R Senior Notes due November 15, 2034

4(g)			—	Form of Supplemental Indenture (For Unsecured Debt Securities Series R), relating to Energy Future Holdings Corp.’s Series R Senior Notes***

4(h)	1-12833 Form 8-K (filed October 31, 2007)	4.1	—	Indenture, dated as of October 31, 2007, relating to Energy Future Holdings Corp.’s 10.875% Senior Notes due 2017 and 11.250%/12.000% Senior Toggle Notes due 2017

4(i)	1-12833 (Form 10-Q) (filed August 4, 2009)	4(a)	—	Second Supplemental Indenture, dated as of August 3, 2009, to Indenture, dated as of October 31, 2007, relating to Energy Future Holdings Corp.’s 10.875% Senior Notes due 2017 and 11.250%/12.000% Senior Toggle Notes due 2017

Exhibits	Previously Filed* With File Number	As Exhibit
4(j)			—	Form of Third Supplemental Indenture, to Indenture dated October 31, 2007, relating to Energy Future Holdings Corp.’s 10.875% Senior Notes due 2017 and 11.250%/12.000% Senior Toggle Notes due 2017***

4(k)			—	Form of Indenture, among Energy Future Holdings Corp., the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., relating to Energy Future Holdings Corp.’s Senior Secured Notes due 2019 (including form of Senior Secured Notes due 2019)***

Oncor Electric Delivery Company LLC

4(l)	333-100240 Form S-4 (filed October 2, 2002)	4(a)	—	Indenture and Deed of Trust, dated as of May 1, 2002, between Oncor Electric Delivery Company LLC (formerly Oncor Electric Delivery Company, formerly known as TXU Electric Delivery Company) and The Bank of New York Mellon, as Trustee

4(m)	1-12833 Form 8-K (filed October 31, 2005)	10.1	—	Supplemental Indenture No. 1, dated October 25, 2005, to Indenture and Deed of Trust, dated as of May 1, 2002, between Oncor Electric Delivery Company LLC and The Bank of New York Mellon

4(n)	333-100240 Form S-4 (filed October 2, 2002)	4(b)	—	Officer’s Certificate, dated May 6, 2002, establishing the terms of Oncor Electric Delivery Company LLC’s 6.375% Senior Notes (formerly Senior Secured Notes) due 2012 and 7.000% Senior Notes (formerly Senior Secured Notes) due 2032

4(o)	333-106894 Form S-4 (filed July 9, 2003)	4(c)	—	Officer’s Certificate, dated December 20, 2002, establishing the terms of Oncor Electric Delivery Company LLC’s 6.375% Senior Notes (formerly Senior Secured Notes) due 2015 and 7.250% Senior Notes (formerly Senior Secured Notes) due 2033

4(p)	333-100242 Form S-4 (filed October 2, 2002)	4(a)	—	Indenture (for Unsecured Debt Securities), dated as of August 1, 2002, between Oncor Electric Delivery Company LLC and The Bank of New York Mellon, as Trustee
4(q)	333-100242 Form S-4 (filed October 2, 2002)	4(b)	—	Officer’s Certificate, dated August 30, 2002, establishing the terms of Oncor Electric Delivery Company LLC’s 7.00% Debentures due 2022

4(r)	333-100242 Form 8-K (filed September 9, 2008)	4.1	—	Officer’s Certificate, dated September 8, 2008, establishing the terms of Oncor’s 5.95% Senior Secured Notes due 2013, 6.80% Senior Secured Notes due 2018 and 7.50% Senior Secured Notes due 2038

Exhibits	Previously Filed* With File Number	As Exhibit
4(s)	333-100242 Form 8-K (filed September 9, 2008)	4.2	—	Registration Rights Agreement, dated September 8, 2008, among Oncor and the representatives of the several initial purchasers of Oncor’s 5.95% Senior Secured Notes due 2013, 6.80% Senior Secured Notes due 2018 and 7.50% Senior Secured Notes due 2038

4(t)	333-100240 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	4(b)	—	Supplemental Indenture No. 2, dated May 15, 2008, to Indenture and Deed of Trust, dated as of May 1, 2002, between Oncor Electric Delivery Company LLC and The Bank of New York.

4(u)	333-100240 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	4(c)	—	Supplemental Indenture No. 1, dated May 15, 2008, to Indenture and Deed of Trust, dated as of August 1, 2002, between Oncor Electric Delivery Company LLC and The Bank of New York.

4(v)	333-100240 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	4(a)	—	Deed of Trust, Security Agreement and Fixture Filing, dated May 15, 2008, by Oncor Electric Delivery Company LLC, as Grantor, to and for the benefit of The Bank of New York, as Collateral Agent.

4(w)	333-100240 Form 10-K (2008) (filed March 2, 2009)	4(n)	—	First Amendment to Deed of Trust, dated as of March 2, 2009, by and between Oncor Electric Delivery Company LLC and The Bank of New York Mellon (formerly The Bank of New York) as Trustee and Collateral Agent.

	Texas Competitive Electric Holdings Company LLC

4(x)	333-108876 Form 8-K (filed October 31, 2007)	4.2	—	Indenture, dated as of October 31, 2007, relating to Texas Competitive Electric Holdings Company LLC’s and TCEH Finance, Inc.’s 10.25% Senior Notes due 2015

4(y)	1-12833 Form 8-K (filed December 12, 2007)	4.1	—	First Supplemental Indenture, dated as of December 6, 2007, to Indenture, dated as of October 31, 2007, relating to Texas Competitive Electric Holdings Company LLC’s and TCEH Finance, Inc.’s 10.25% Senior Notes due 2015, 10.25% Senior Notes due 2015, Series B, and 10.50%/11.25% Senior Toggle Notes due 2016

4(z)	1-12833 (Form 10-Q) (filed August 4, 2009)	4(b)	—	Second Supplemental Indenture, dated as of August 3, 2009, to Indenture, dated as of October 31, 2007, relating to Texas Competitive Electric Holdings Company LLC’s and TCEH Finance, Inc.’s 10.25% Senior Notes due 2015, 10.25% Senior Notes due 2015, Series B, and 10.50%/11.25% Senior Toggle Notes due 2016

Exhibits	Previously Filed* With File Number	As Exhibit

Energy Future Intermediate Holding Company LLC

4(aa)			—	Form of Indenture, among Energy Future Intermediate Holding Company LLC and EFIH Finance Inc. and The Bank of New York Mellon Trust Company, N.A., relating to the Senior Secured Notes due 2019 (including form of Senior Secured Notes due 2019)***

4(bb)			—	Form of Pledge Agreement, by Energy Future Intermediate Holding Company LLC, in Favor of The Bank of New York Mellon Trust Company, N.A., as Collateral Trustee ***

4(cc)			—	Form of Collateral Trust Agreement, among Energy Future Intermediate Holding Company LLC, as Grantor, The Bank of New York Mellon Trust Company, N.A., as Collateral Trustee, The Bank of New York Mellon Trust Company N.A., as Trustee and the other Secured Debt Representatives from time to time party thereto***

(5)	Opinion re Legality

5(a)			—	Opinion of Simpson Thacher & Bartlett LLP***

5(b)			—	Opinion of Vinson & Elkins L.L.P.***

(8)	Opinion re Tax Matters

8(a)			—	Opinion of Vinson & Elkins L.L.P.***

(10)	Material Contracts

Management Contracts; Compensatory Plans, Contracts and Arrangements

10(a)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(a)	—	2007 Stock Incentive Plan for Key Employees of Energy Future Holdings Corp. and its Affiliates

10(b)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(b)	—	Registration Rights Agreement by and among Texas Energy Future Holdings Limited Partnership, Energy Future Holdings Corp. and the stockholders party thereto

10(c)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(c)	—	Summary of Consulting Arrangement, between Donald L. Evans and Energy Future Holdings Corp.

10(d)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(d)	—	Consulting Agreement, dated December 5, 2007, between James R. Huffines and Energy Future Holdings Corp.

Exhibits	Previously Filed* With File Number	As Exhibit
10(e)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(e)	—	Consulting Agreement, dated December 5, 2007, between Lyndon Olson and Energy Future Holdings Corp.

10(f)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(f)	—	Energy Future Holdings Corp. Non-employee Director Compensation Arrangements

10(g)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(a)	—	Form of Stockholder’s Agreement (for Directors), by and among Energy Future Holdings Corp., Texas Energy Future Holdings Limited Partnership and the stockholder party thereto

10(h)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(b)	—	Form of Sale Participation Agreement (for Directors), by and between Texas Energy Future Holdings Limited Partnership and the stockholder party hereto

10(i)	1-12833 Form 10-K (2008) (filed March 3, 2009)	10(i)	—	EFH Executive Annual Incentive Plan, as amended and restated, effective as of January 1, 2008

10(j)	333-153529 Amendment No. 2 to Form S-4 (filed December 23, 2008)	10(l)	—	EFH Salary Deferral Program, as amended and restated, effective October 10, 2007

10(k)	1-12833 Form 8-K (filed May 23, 2005)	10.7	—	Energy Future Holdings Corp. 2005 Executive Severance Plan

10(l)	333-153529 Amendment No. 2 to Form S-4 (filed December 23, 2008)	10(n)	—	Amendment to the Energy Future Holdings Corp. 2005 Executive Severance Plan and Summary Description

10(m)	1-12833 Form 8-K (filed May 23, 2005)	10.6	—	Energy Future Holdings Corp. Executive Change in Control Policy

Exhibits	Previously Filed* With File Number	As Exhibit
10(n)	333-153529 Amendment No. 2 to Form S-4 (filed December 23, 2008)	10(p)	—	Amendment to the Energy Future Holdings Corp. Executive Change in Control Policy

10(o)	1-12833 Form 10-K (2005) (filed March 6, 2006)	10(gg)	—	EFH Split Dollar Life Insurance Program, as amended and restated, executed March 2, 2006, effective as of May 20, 2005

10(p)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(n)	—	Amendment to the EFH Split Dollar Life Insurance Program, effective as of October 10, 2007

10(q)	1-12833 Form 10-K (2008) (filed March 3, 2009)	10(q)	—	EFH Second Supplemental Retirement Plan, as amended and restated, effective as of October 10, 2007

10(r)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(p)	—	Employment Agreement, dated January 6, 2008, by and between John F. Young and Energy Future Holdings Corp.

10(s)	1-12833 Form 10-Q (Quarter ended June 30, 2008) (filed August 14, 2008)	10(e)	—	Form of Non-Qualified Stock Option Agreement (For Executive Officers)

10(t)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(q)	—	Energy Future Holdings Corp. Key Employee Non-Qualified Stock Option Agreement, dated as of February 1, 2008, by and between John F. Young and Energy Future Holdings Corp.

10(u)	1-12833 Form 10-Q (Quarter ended June 30, 2008) (filed August 14, 2008)	10(f)	—	Form of Management Stockholder’s Agreement (For Executive Officers)

10(v)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(r)	—	Management Stockholder’s Agreement, dated as of February 1, 2008, by and among John F. Young, Texas Energy Future Holdings Limited Partnership and Energy Future Holdings Corp.

Exhibits	Previously Filed* With File Number	As Exhibit
10(w)	1-12833 Form 10-Q (Quarter ended June 30, 2008) (filed August 14, 2008)	10(g)	—	Form of Sale Participation Agreement (For Executive Officers)

10(x)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(s)	—	Sale Participation Agreement, dated as of February 1, 2008, by and between John F. Young and Texas Energy Future Holdings Limited Partnership

10(y)	1-12833 Form 10-K (2008) (filed March 3, 2009)	10(y)	—	Amended and Restated Employment Agreement, dated as of July 1, 2008, by and between Paul M. Keglevic and Energy Future Holdings Corp.

10(z)	1-12833 Form 10-K (2004) (filed March 16, 2005)	10(l)	—	Employment Agreement, dated May 9, 2008, by and among David Campbell, Energy Future Holdings Corp. and Luminant Holding Company LLC

10(aa)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(y)	—	Additional Payment Agreement, dated October 10, 2007, by and among David Campbell, Energy Future Holdings Corp., Texas Energy Future Holdings Limited Partnership and Texas Competitive Electric Holdings Company LLC

10(bb)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(i)	—	Employment Agreement, dated May 9, 2008, by and among Michael Greene, Energy Future Holdings Corp. and Luminant Holding Company LLC

10(cc)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(h)	—	Employment Agreement, dated May 9, 2008, by and between Rob Walters and Energy Future Holdings Corp.

10(dd)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(bb)	—	Severance and Release Agreement, dated March 31, 2008, by and between David P. Poole and Energy Future Holdings Corp.

Exhibits	Previously Filed* With File Number	As Exhibit
10(ee)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(p)	—	Amended and Restated Employment Agreement, dated May 9, 2008, by and among James Burke, Energy Future Holdings Corp. and TXU Energy Retail Company LLC

10(ff)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(ff)	—	Additional Payment Agreement, dated October 10, 2007, by and among James Burke, Energy Future Holdings Corp., Texas Energy Future Holdings Limited Partnership and Texas Competitive Electric Holdings Company LLC

10(gg)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(k)	—	Employment Agreement, dated May 9, 2008, by and among Charles R. Enze, Energy Future Holdings Corp. and Luminant Holding Company LLC

10(hh)	1-12833 Form 10-K (2008) (filed March 3, 2009)	10(ii)	—	Amended and Restated Employment Agreement, dated July 7, 2008, by and between Luminant Holding Company LLC, Energy Future Holdings Corp. and Mark Allen McFarland

10(ii)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(nn)	—	Deferred Share Agreement, dated October 9, 2007, by and between James Burke and Texas Energy Future Holdings Limited Partnership

10(jj)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(oo)	—	Deferred Share Agreement, dated October 9, 2007, by and between Charles Enze and Texas Energy Future Holdings Limited Partnership

10(kk)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(qq)	—	Deferred Share Agreement, dated October 9, 2007, by and between Michael Greene and Texas Energy Future Holdings Limited Partnership

10(ll)	1-12833 Form 10-K (2008) (filed March 3, 2009)	10(mm)	—	Employment Arrangement between Mike Blevins and Luminant Holding Company LLC

10(mm)	333-157049 Form S-1 (filed January 30, 2009)	10(kk)	—	Severance and Release Agreement dated January 15, 2009, by and among Luminant Holding Company LLC, EFH Corp. and Michael McCall.

Exhibits	Previously Filed* With File Number	As Exhibit

	Credit Agreements

10(nn)	1-12833 Form 10-Q (Quarter ended September 30, 2007) (filed November 14, 2007)	10.C	—	$24,500,000,000 Credit Agreement, dated as of October 10, 2007, among Energy Future Competitive Holdings Company, Texas Competitive Electric Holdings Company LLC, as the borrower, the several lenders from time to time parties thereto, Citibank, N.A., as administrative agent, collateral agent, swingline lender, revolving letter of credit issuer and deposit letter of credit issuer, Goldman Sachs Credit Partners L.P., as posting agent, posting syndication agent and posting documentation agent, J. Aron & Company, as posting calculation agent, JPMorgan Chase Bank, N.A., as syndication agent and revolving letter of credit issuer, Credit Suisse, Goldman Sachs Credit Partners L.P., Lehman Commercial Paper Inc. and Morgan Stanley Senior Funding, Inc., as co-documentation agents, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Goldman Sachs Credit Partners L.P., Lehman Brothers Inc., Morgan Stanley Senior Funding, Inc. and Credit Suisse Securities (USA) LLC, as joint lead arrangers and bookrunners, and Goldman Sachs Credit Partners L.P., as posting lead arranger and bookrunner

10(oo)	1-12833 Form 8-K (filed August 10, 2009)	10.1	—	Amendment No. 1, dated as of August 7, 2009, to the $24,500,000,000 Credit Agreement dated as of October 10, 2007 among Energy Future Competitive Holdings Company, Texas Competitive Electric Holdings Company LLC, as the Borrower, Citibank, N.A., as Administrative Agent, Goldman Sachs Credit Partners L.P. as Posting Agent, J. Aron & Company, as Posting Calculation Agent and the several lenders thereto from time to time

10(pp)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(ss)	—	Guarantee Agreement, dated as of October 10, 2007, by the guarantors party thereto in favor of Citibank, N.A., as collateral agent for the benefit of the secured parties under the $24,500,000,000 Credit Agreement

10(qq)	1-12833 Form 8-K (filed August 10, 2009)	10.4	—	Amended and Restated Pledge Agreement, dated as of October 10, 2007, as amended and restated as of August 7, 2009, among Energy Future Competitive Holdings Company, Texas Competitive Electric Holdings Company LLC, the subsidiary pledgors party thereto, and Citibank, N.A., as collateral agent for the benefit of the secured parties under the $24,500,000,000 Credit Agreement

10(rr)	1-12833 Form 8-K (filed August 10, 2009)	10.3	—	Amended and Restated Security Agreement, dated as of October 10, 2007, as amended and restated as of August 7, 2009, among Energy Future Competitive Holdings Company, Texas Competitive Electric Holdings Company LLC, the subsidiary grantors party thereto, and Citibank, N.A., as collateral agent for the benefit of the secured parties under the $24,500,000,000 Credit Agreement

Exhibits	Previously Filed* With File Number	As Exhibit
10(ss)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(vv)	—	Form of Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing to Fidelity National Title Insurance Company, as Trustee, for the benefit of Citibank, N.A., as Beneficiary

10(tt)	1-12833 Form 8-K (filed August 10, 2009)	10.2	—	Amended and Restated Collateral Agency and Intercreditor Agreement, dated as of October 10, 2007, as amended and restated as of August 7, 2009, among Energy Future Competitive Holdings Company, Texas Competitive Electric Holdings Company LLC, the subsidiary guarantors party thereto, Citibank, N.A., as administrative agent and collateral agent, Lehman Brothers Commodity Services Inc., J. Aron & Company, Morgan Stanley Capital Group Inc., Citigroup energy Inc., and each other secured commodity hedge counterparty from time to time party thereto, and any other person that becomes a secured party pursuant thereto

10(uu)	333-100240 Form 10-Q (Quarter ended September 30, 2007) (filed November 14, 2007)	10.A	—	$2,000,000,000 Revolving Credit Agreement, dated as of October 10, 2007, among Oncor Electric Delivery Company LLC, as the borrower, the several lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent, fronting bank and swingline lender, Citibank, N.A., as syndication agent and fronting bank, Credit Suisse, Cayman Islands Branch, Goldman Sachs Credit Partners L.P., Lehman Commercial Paper Inc., Morgan Stanley Senior Funding, Inc. as co-documentation agents, J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs Credit Partners L.P., Lehman Brothers Inc. and Morgan Stanley Senior Funding, Inc. as joint lead arrangers and bookrunners

Other Material Contracts

10(vv)	1-12833 Form 10-Q (Quarter ended June 30, 2004) (filed August 6, 2004)	10(l)	—	Master Framework Agreement, dated May 17, 2004, by and between Oncor Electric Delivery Company LLC and CapGemini Energy LP

10(ww)	1-12833 Form 10-Q (Quarter ended June 30, 2004) (filed August 6, 2004)	10(m)	—	Master Framework Agreement, dated May 17, 2004, by and between Texas Competitive Electric Holdings Company LLC and CapGemini Energy LP

10(xx)	333-100240 Form 8-K (filed August 13, 2008)	10.1	—	Contribution and Subscription Agreement, dated as of August 12, 2008, by and between Oncor and Texas Transmission Investment LLC

Exhibits	Previously Filed* With File Number	As Exhibit
10(yy)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(eee)	—	Stipulation as approved by the PUC in Docket No. 34077

10(zz)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(fff)	—	Amendment to Stipulation Regarding Section 1, Paragraph 35 and Exhibit B in Docket No. 34077

10(aaa)	1-12833 Form 10-K (2005) (filed March 6, 2006)	10(ss)	—	Extension and Modification of Settlement Agreement executed on January 27, 2006, by and among Oncor Electric Delivery Company LLC and Steering Committee of cities served by Oncor Electric Delivery Company LLC, on behalf of the cities listed therein

10(bbb)	1-12833 Form 10-K (2005) (filed March 6, 2006)	10(tt)	—	Agreement to Resolve Outstanding Franchise Issues executed on January 27, 2006, by and among Oncor Electric Delivery Company LLC and Steering Committee of cities served by Oncor Electric Delivery Company LLC, on behalf of the cities listed therein

10(ccc)	1-12833 Form 10-K (2003) (filed March 15, 2004)	10(qq)	—	Lease Agreement, dated as of February 14, 2002, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee of ZSF/Dallas Tower Trust, a Delaware grantor trust, as Lessor and EFH Properties Company, a Texas corporation, as Lessee (Energy Plaza Property)

10(ddd)	1-12833 Form 10-Q (Quarter ended June 30, 2007) (filed August 9, 2007)	10.1	—	First Amendment to Lease Agreement, dated as of June 1, 2007, between U.S. Bank, N.A. (as successor-in-interest to State Street Bank and Trust Company of Connecticut, National Association), as owner trustee of ZSF/Dallas Tower Trust, a Delaware grantor trust, as Lessor, and EFH Properties Company, a Texas corporation, as Lessee (Energy Plaza Property)

10(eee)	1-12833 Form 10-Q (Quarter ended June 30, 2007) (filed August 9, 2007)	10.2	—	Amended and Restated Engineering, Procurement and Construction Agreement, dated as of June 8, 2007, between Oak Grove Management Company LLC, a Delaware limited liability company and a wholly-owned, direct subsidiary of Texas Competitive Holdings Company LLC, and Fluor Enterprises, Inc., a California corporation (confidential treatment has been requested for portions of this exhibit)

10(fff)	1-12833 Form 10-Q (Quarter ended September 30, 2007) (filed November 14, 2007)	10.B	—	Engineering, Procurement and Construction Agreement, dated as of May 26, 2006, between Texas Competitive Electric Holdings Company LLC (as successor-in-interest to EFCH) and Bechtel Power Corporation (confidential treatment has been requested for portions of this exhibit)

Exhibits	Previously Filed* With File Number	As Exhibit
10(ggg)	1-12833 Form 10-K (2006) (filed March 2, 2007)	10(iii)	—	Amended and Restated Transaction Confirmation by Generation Development Company LLC (formerly known as TXU Generation Development Company LLC), dated February 2007 (subsequently assigned to Texas Competitive Electric Holdings Company LLC on October 10, 2007) (confidential treatment has been requested for portions of this exhibit)

10(hhh)	1-12833 Form 10-K (2006) (filed March 2, 2007)	10(jjj)	—	Transaction Confirmation by Generation Development Company LLC, dated February 2007 (subsequently assigned to Texas Competitive Electric Holdings Company LLC on October 10, 2007) (confidential treatment has been requested for portions of this exhibit)

10(iii)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(sss)	—	ISDA Master Agreement, dated as of October 25, 2007, between Texas Competitive Electric Holdings Company LLC and Goldman Sachs Capital Markets, L.P.

10(jjj)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(ttt)	—	Schedule to the ISDA Master Agreement, dated as of October 25, 2007, between Texas Competitive Electric Holdings Company LLC and Goldman Sachs Capital Markets, L.P.

10(kkk)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(uuu)	—	Form of Confirmation between Texas Competitive Electric Holdings Company LLC and Goldman Sachs Capital Markets, L.P.

10(lll)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(vvv)	—	ISDA Master Agreement, dated as of October 29, 2007, between Texas Competitive Electric Holdings Company LLC and Credit Suisse International

10(mmm)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(www)	—	Schedule to the ISDA Master Agreement, dated as of October 29, 2007, between Texas Competitive Electric Holdings Company LLC and Credit Suisse International

10(nnn)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(xxx)	—	Form of Confirmation between Texas Competitive Electric Holdings Company LLC and Credit Suisse International

Exhibits	Previously Filed* With File Number	As Exhibit
10(ooo)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(yyy)	—	Management Agreement, dated as of October 10, 2007, among Energy Future Holdings Corp., Texas Energy Future Holdings Limited Partnership, Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P., Goldman, Sachs & Co. and Lehman Brothers Inc.

10(ppp)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(zzz)	—	Tax Sharing Agreement, dated as of October 10, 2007, among Energy Future Holdings Corp., Oncor Electric Delivery Company LLC and Oncor Electric Delivery Holdings Company LLC

10(qqq)	333-100240 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	3(a)	—	Second Amended and Restated Limited Liability Company Agreement of Oncor Electric Delivery Company LLC, dated as of November 5, 2008

10(rrr)	1-12833 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	10(g)	—	Second Amended and Restated Limited Liability Company Agreement of Oncor Electric Delivery Holdings Company LLC, dated as of November 5, 2008

10(sss)	333-100240 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	4(c)	—	Investor Rights Agreement, dated as of November 5, 2008, by and among Oncor Electric Delivery Company LLC, Oncor Electric Delivery Holdings Company LLC, Texas Transmission Investment LLC and Energy Future Holdings Corp.

10(ttt)	333-100240 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	4(d)	—	Registration Rights Agreement of Oncor Electric Delivery Company LLC, dated as of November 5, 2008, by and among Oncor Electric Delivery Company LLC, Oncor Electric Delivery Holdings Company LLC, Texas Transmission Investment LLC and Energy Future Holdings Corp.

10(uuu)	333-100240 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	10(b)	—	Amended and Restated Tax Sharing Agreement, dated as of November 5, 2008, by and among Oncor Electric Delivery Company LLC, Oncor Electric Delivery Holdings Company LLC, Oncor Management Investment LLC, Texas Transmission Investment LLC, Energy Future Intermediate Holding Company LLC and Energy Future Holdings Corp.

Exhibits	Previously Filed* With File Number	As Exhibit
10(vvv)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(cccc)	—	Indemnification Agreement, dated as of October 10, 2007 among Texas Energy Future Holdings Limited Partnership, Energy Future Holdings Corp., Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P. and Goldman Sachs & Co.

(12)	Statement Regarding Computation of Ratios

12(a)			—	Energy Future Holdings Corp. Computation of Ratio of Earnings to Fixed Charges, and Ratio of Earnings to Combined Fixed Charges and Preference Dividends

12(b)			—	Energy Future Intermediate Holding Company LLC (Successor) and Oncor Electric Delivery Company LLC (Predecessor) Computation of Ratio of Earnings to Fixed Charges

12(c)			—	Energy Future Competitive Holdings Company Computation of Ratio of Earnings to Fixed Charges, and Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(15)	Letter re unaudited interim financial information

15(a)			—	Letter of Deloitte & Touche LLP, an independent registered public accounting firm

15(b)			—	Letter of Deloitte & Touche LLP, an independent registered public accounting firm

(21)	Subsidiaries of the Registrant

21(a)	1-12833 Form 10-K (2008) (filed March 3, 2009)	21(a)	—	Subsidiaries of Energy Future Holdings Corp.

(23)	Consents of Experts and Counsel

23(a)			—	Consent of Simpson Thacher & Bartlett LLP (included as part of the opinion filed as Exhibit 5(a) hereto)***

23(b)			—	Consent of Vinson & Elkins L.L.P. (included as part of the opinions filed as Exhibit 5(b) and Exhibit 8(a) hereto)***

23(c)			—	Consent of Deloitte & Touche LLP, an independent registered public accounting firm

23(d)			—	Consent of Deloitte & Touche LLP, an independent registered public accounting firm

(24)	Power of Attorney

24(a)			—	Powers of Attorney (included in signature pages of this Registration Statement)

Exhibits	Previously Filed* With File Number	As Exhibit

(25)	Statement of Eligibility of Trustee

25(a)			—	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York Mellon Trust Company, N.A. with respect to the Indenture governing Energy Future Holdings Corp.’s Senior Secured Notes due 2019 and Guarantees thereof***

25(b)			—	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York Mellon Trust Company, N.A. with respect to the Indenture governing Energy Future Intermediate Holding Company LLC’s and EFIH Finance Inc.’s Senior Secured Notes due 2019***

(99)	Additional Exhibits

99(a)	Post-Effective Amendment No. 1 to 33-55408 Form S-3 (filed July, 1993)	99(b)	—	Amended Agreement dated as of January 30, 1990, between Energy Future Competitive Holdings Company (formerly known as Texas Utilities Electric Company) and Tex-La Electric Cooperative of Texas, Inc.

99(b)			—	Form of Consent and Letter of Transmittal

*	Incorporated herein by reference
**	Certain instruments defining the rights of holders of long-term debt of the Registrants’ subsidiaries included in the financial statements filed herewith have been omitted because the total amount of securities authorized thereunder does not exceed 10 percent of the total assets of the Registrants and their subsidiaries on a consolidated basis. The Registrants hereby agree, upon request of the SEC, to furnish a copy of any such omitted instrument.
***	To be filed by amendment.

(b) Financial Statement Schedules

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Energy Future Intermediate Holding Company LLC:

We have audited the consolidated balance sheets of Energy Future Intermediate Holding Company LLC and subsidiaries (“Intermediate Holding”) as of December 31, 2008 and 2007 (Successor balance sheets), and the related statements of consolidated income (loss), comprehensive income (loss), cash flows, and membership interests for the year ended December 31, 2008 and the period from October 11, 2007 through December 31, 2007 (Successor operations). We have also audited the statements of consolidated income (loss), comprehensive income (loss), cash flows, and shareholder’s equity of Oncor Electric Delivery Company LLC (the “Predecessor”) for the period from January 1, 2007 through October 10, 2007 and the year ended December 31, 2006 (Predecessor operations). We have issued our report thereon dated September 2, 2009 (included elsewhere in this registration statement). Our audits also included the financial statement schedule listed in Item 21 of this registration statement. This financial statement schedule is the responsibility of Intermediate Holding’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Dallas, Texas

October 5, 2009

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED STATEMENTS OF INCOME (LOSS)

(millions of dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Interest income	$2	$—	$—	$—
Interest expense and related charges	(262)	(68)	—	—

Loss before income taxes and equity method investments	(260)	(68)	—	—
Income tax benefit	88	23	—	—
Equity in earnings (losses) of subsidiary	(323)	63	263	344

Net income (loss)	$(495)	$18	$263	$344

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED STATEMENTS OF CASH FLOWS

(millions of dollars)

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
Cash flows—operating activities:
Net income (loss)	$(495)	$18	$263	$344
Adjustments to reconcile net income to cash provided by operating activities:
Equity in (earnings) losses of subsidiaries	323	(63)	63	(4)
Depreciation and amortization	11	2	—	—
Deferred income taxes expense (benefit) – net	1	—	—	—
Effect of Parent’s payment of interest on pushed-down debt	251	24	—	—
Net changes in operating assets and liabilities	242	19	—	—

Cash provided by operating activities	333	—	326	340

Cash flows—financing activities:
Distribution from subsidiary of proceeds from the sale of noncontrolling interests	1,253	—	—	—
Distribution to Parent of subsidiary’s proceeds from the sale of noncontrolling interests	(1,253)	—	—	—
Distributions to Parent	(330)	—	(326)	(340)

Cash used in financing activities	(330)	—	(326)	(340)

Cash flows—investing activities:
Advances to Parent	(3)	—	—	—

Cash used in investing activities	(3)	—	—	—

Net change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents—beginning balance	—	—	—	—

Cash and cash equivalents—ending balance	$—	$—	$—	$—

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED BALANCE SHEETS

(millions of dollars)

	Successor
	December 31, 2008	December 31, 2007
ASSETS
Current assets:
Advances to Parent	$3	$—
Income taxes receivable from parent	—	23

Total current assets	3	23

Investments	5,446	7,643
Other noncurrent assets	55	66

Total assets	$5,504	$7,732

LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Accrued interest	$43	$43

Total current liabilities	43	43

Accumulated deferred income taxes	1	—
Long-term debt, less amounts due currently (Note 2)	2,250	2,250

Total liabilities	2,294	2,293

Membership interests	3,210	5,439

Total liabilities and membership interests	$5,504	$7,732

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

The accompanying unconsolidated condensed balance sheet, statements of income (loss) and cash flows present results of operations and cash flows of Energy Future Intermediate Holding Company LLC (EFIH) for periods subsequent to the Merger, at which time EFIH was formed. EFIH, which is a Delaware limited liability company with a single membership interest held directly by Energy Future Holdings Corp. (EFH Corp.), is the holding company for Oncor Electric Delivery Holdings Company LLC (Oncor Holdings), which was also formed at the time of the Merger and holds an approximately 80% interest in Oncor Electric Delivery Company LLC (Oncor). The financial statements reflect the application of purchase accounting at Oncor. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules of the SEC. Because the unconsolidated condensed financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with EFIH’s historical consolidated financial statements for the year ended December 31, 2008 and related notes included elsewhere in this registration statement. EFIH’s subsidiary has been accounted for under the equity method. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. The Predecessor to EFIH and Oncor Holdings is Oncor. Accordingly, Predecessor amounts in the accompanying unconsolidated condensed statements of income (loss) and cash flows reflect Oncor’s results accounted for under the equity method. The financial statements of Oncor are presented as the Predecessor in EFIH’s historical consolidated financial statements and related notes included elsewhere in this registration statement.

Various “ring-fencing” measures have been taken to enhance credit quality of Oncor Holdings and its direct and indirect subsidiaries (the Oncor Ring-Fenced Entities). Such measures include, among other things: Oncor Holdings’ sale in November 2008 of a 19.75% equity interest in Oncor to Texas Transmission Investment LLC (Texas Transmission), a Delaware limited liability company not affiliated with EFH Corp. and its subsidiaries, its parent or entities that control its parent; maintenance of separate books and records for the Oncor Ring-Fenced Entities; Oncor’s board of directors being comprised of a majority of independent directors, and prohibitions on the Oncor Ring-Fenced Entities’ providing credit support to, or receiving credit support from, Texas Energy Future Holdings Limited Partnership (Texas Holdings), which owns substantially all of the common stock of EFH Corp., and any of its subsidiaries, including EFIH, other than the Oncor Ring-Fenced Entities (the Texas Holdings Group). The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or other obligations of any member of the Texas Holdings Group. Oncor’s operations are conducted, and its cash flows managed, independently from the Texas Holdings Group.

2.	LONG-TERM DEBT

At December 31, 2008 and 2007, the long-term debt of EFIH consisted of the following:

	December 31, 2008	December 31, 2007
10.875% EFH Corp. Fixed Senior Notes due November 1, 2017 (a)	$1,000	$1,000
11.25/12.00% EFH Corp. Senior Toggle Notes due November 1, 2017 (a)	1,250	1,250

Total long-term debt	$2,250	$2,250

(a)	Represents 50% of the principal amount of EFH Corp. debt guaranteed by EFIH (pushed-down debt) per the discussion below under “Push Down of EFH Corp. Notes Issued Subsequent to the Merger.”

Push Down of EFH Corp. Notes Issued Subsequent to the Merger

EFIH is a guarantor of the EFH Corp. Senior Notes described immediately below and consequently, in accordance with SEC Staff Accounting Bulletin (SAB) Topic 5-J, EFIH reflects $2.250 billion principal amount of the EFH Corp. Senior Notes on its balance sheet and the related interest expense in its income statement. Energy Future Competitive Holdings Company (EFCH), a direct subsidiary of EFH Corp., is also a guarantor of the EFH Corp. Senior Notes. The debt amount reflected on EFIH’s balance sheet, which represents 50% of the EFH Corp. Senior Notes, was calculated based upon the relative equity investment of EFCH and EFIH in their respective operating subsidiaries at the time of the Merger. Because payment of principal and interest on the notes is the responsibility of EFH Corp., EFIH records the settlement of such amounts as noncash capital contributions from EFH Corp.

Pursuant to an indenture entered into in October 2007 (the EFH Corp. Indenture), EFH Corp. issued and sold $2.0 billion aggregate principal amount of 10.875% Senior Notes due November 1, 2017. Interest on the notes (referred to as the Cash-Pay Notes) is payable in cash semi-annually in arrears on May 1 and November 1 of each year at a fixed rate of 10.875% per annum, and the first interest payment was made on May 1, 2008.

Pursuant to the EFH Corp. Indenture, EFH Corp. also issued and sold $2.5 billion aggregate principal amount of 11.250%/12.000% Senior Toggle Notes due November 1, 2017. The initial interest payment on the notes (referred to as the Toggle Notes) was paid in cash. For any interest period thereafter until November 1, 2012, EFH Corp. may elect to pay interest on the notes, at EFH Corp.’s option (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new Toggle Notes (PIK Interest); or (iii) 50% in cash and 50% in PIK Interest. Interest on the notes is payable semi-annually in arrears on May 1 and November 1 of each year at a fixed rate of 11.250% per annum for cash interest and at a fixed rate of 12.000% per annum for PIK Interest, and the first interest payment was made on May 1, 2008.

EFH Corp. made its May 2009 interest payment and will make its November 2009 interest payment by using the PIK feature of the Toggle Notes. During the applicable interest periods, the interest rate on the Toggle Notes is increased from 11.25% to 12.00%. In electing the PIK feature, EFH Corp. increased the aggregate principal amount of the Toggle Notes by $150 million on May 1, 2009 and will further increase the aggregate principal amount of the Toggle Notes by $159 million on November 1, 2009. The election will increase the expected annual cash interest expense by approximately $35 million (50% of which relates to EFIH due to push down), constituting the additional cash interest that will be payable with respect to the $309 million of additional Toggle Notes.

Maturities

The principal amount of the EFH Corp. Notes is due November 1, 2017.

Fair Value of Long-Term Debt

The estimated fair value of long-term debt totaled $1.297 billion and $2.259 billion at December 31, 2008 and 2007, respectively.

3.	GUARANTEES

See Note 2 for discussion of EFIH’s guarantee of certain EFH Corp. debt.

4.	DISTRIBUTION RESTRICTIONS

While there are no direct restrictions on EFIH’s ability to distribute its net income that are currently material, substantially all of EFIH’s net income is derived from Oncor. The boards of directors of each of Oncor and Oncor Holdings, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet expected future requirements of Oncor and/or Oncor Holdings. For the period beginning October 11, 2007 and ending December 31, 2012, distributions paid by Oncor (other than distributions of the proceeds of any issuance of limited liability company units) are limited by the Limited Liability Company Agreement to an amount not to exceed Oncor’s net income determined in accordance with GAAP, subject to certain defined adjustments. Such adjustments include deducting the $72 million ($46 million after tax) one-time refund to customers in September 2008 and deducting funds spent as part of the $100 million commitment for additional demand side management or other energy efficiency initiatives, neither of which impacts net income due to purchase accounting, and removing the effect of an $860 million goodwill impairment charge from fourth quarter 2008 net income available for distribution. Distributions are further limited by Oncor’s required regulatory capital structure, as determined by the Public Utility Commission of Texas (PUCT), to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. At December 31, 2008, no material amount of Oncor’s net income was restricted from being used to make distributions on its membership interests except for the one-time refund. The net proceeds of $1.253 billion received from the sale of the equity interests to Texas Transmission and certain members of Oncor’s management were excluded from these distribution limitations.

EFIH received dividends from Oncor Holdings totaling $330 million for the year ended December 31, 2008. No dividends were received for the period from October 11, 2007 through December 31, 2007.

Item 22.	Undertakings.

(a) Each of the undersigned registrants hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5) that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Each of the undersigned registrants hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(c) Each of the undersigned registrants hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, each of the undersigned registrants has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) Each of the undersigned registrants hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4 within one business day of receipt of such request and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) Each of the undersigned registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on October 5, 2009.

ENERGY FUTURE HOLDINGS CORP.

By:	/s/ PAUL M. KEGLEVIC
Name:	Paul M. Keglevic
Title:	Executive Vice President and Chief Financial Officer

SIGNATURES AND POWERS OF ATTORNEY

Each person whose signature appears below authorizes John F. Young, Paul M. Keglevic, Robert C. Walters, or any of them, as his or her attorney in fact and agent, with full power of substitution and resubstitution, to execute, in his name and on his behalf, in any and all capacities, a Registration Statement on Form S-4 and any amendments including post-effective amendments thereto (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments including post-effective amendments thereto)), and to file the same, with all the exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the Notes which are the subject of such Registration Statement, as the case may be, which amendments may make such changes in such Registration Statement, as the case may be, as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things, whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ JOHN F. YOUNG John F. Young	President and Chief Executive Officer and Director	October 5, 2009

/s/ PAUL M. KEGLEVIC Paul M. Keglevic	Executive Vice President and Chief Financial Officer	October 5, 2009

/s/ STANLEY J. SZLAUDERBACH Stanley J. Szlauderbach	Senior Vice President and Controller (Principal Accounting Officer)	October 5, 2009

/s/ DONALD L. EVANS Donald L. Evans	Chairman	October 5, 2009

/s/ ARCILIA C. ACOSTA Arcilia C. Acosta	Director	October 5, 2009

/s/ DAVID BONDERMAN David Bonderman	Director	October 5, 2009

Signature	Title	Date

/s/ THOMAS D. FERGUSON Thomas D. Ferguson	Director	October 5, 2009

/S/ FREDERICK M. GOLTZ Frederick M. Goltz	Director	October 5, 2009

/s/ JAMES R. HUFFINES James R. Huffines	Director	October 5, 2009

/s/ SCOTT LEBOVITZ Scott Lebovitz	Director	October 5, 2009

/s/ JEFFREY LIAW Jeffrey Liaw	Director	October 5, 2009

/s/ MARC S. LIPSHULTZ Marc S. Lipshultz	Director	October 5, 2009

/s/ MICHAEL MACDOUGALL Michael MacDougall	Director	October 5, 2009

/s/ LYNDON L. OLSON, JR. Lyndon L. Olson, Jr.	Director	October 5, 2009

/s/ KENNETH PONTARELLI Kenneth Pontarelli	Director	October 5, 2009

/s/ WILLIAM R. REILLY William R. Reilly	Director	October 5, 2009

/s/ JONATHAN D. SMIDT Jonathan D. Smidt	Director	October 5, 2009

/s/ KNEELAND YOUNGBLOOD Kneeland Youngblood	Director	October 5, 2009

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on October 5, 2009.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

By:	/S/ PAUL M. KEGLEVIC
Name:	Paul M. Keglevic
Title:	Executive Vice President and Chief Financial Officer and Manager

SIGNATURES AND POWERS OF ATTORNEY

Each person whose signature appears below authorizes John F. Young, Paul M. Keglevic, Robert C. Walters, or any of them, as his or her attorney in fact and agent, with full power of substitution and resubstitution, to execute, in his name and on his behalf, in any and all capacities, a Registration Statement on Form S-4 and any amendments including post-effective amendments thereto (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments including post-effective amendments thereto)), and to file the same, with all the exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the Notes which are the subject of such Registration Statement, as the case may be, which amendments may make such changes in such Registration Statement, as the case may be, as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things, whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ JOHN F. YOUNG John F. Young	President and Chief Executive Officer and Manager	October 5, 2009

/S/ PAUL M. KEGLEVIC Paul M. Keglevic	Executive Vice President and Chief Financial Officer and Manager	October 5, 2009

/S/ STANLEY J. SZLAUDERBACH Stanley J. Szlauderbach	Senior Vice President and Controller (Principal Accounting Officer)	October 5, 2009

/S/ JEFFREY LIAW Jeffrey Liaw	Manager	October 5, 2009

/S/ MARC S. LIPSHULTZ Marc S. Lipshultz	Manager	October 5, 2009

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on October 5, 2009.

EFIH FINANCE INC.

By:	/S/ PAUL M. KEGLEVIC
Name:	Paul M. Keglevic
Title:	Executive Vice President and Chief Financial Officer and Director

SIGNATURES AND POWERS OF ATTORNEY

Each person whose signature appears below authorizes John F. Young, Paul M. Keglevic, Robert C. Walters, or any of them, as his or her attorney in fact and agent, with full power of substitution and resubstitution, to execute, in his name and on his behalf, in any and all capacities, a Registration Statement on Form S-4 and any amendments including post-effective amendments thereto (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments including post-effective amendments thereto)), and to file the same, with all the exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the Notes which are the subject of such Registration Statement, as the case may be, which amendments may make such changes in such Registration Statement, as the case may be, as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things, whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/S/ JOHN F. YOUNG John F. Young	President and Chief Executive Officer and Chairman of the Board	October 5, 2009

/S/ PAUL M. KEGLEVIC Paul M. Keglevic	Executive Vice President and Chief Financial Officer and Director	October 5, 2009

/S/ STANLEY J. SZLAUDERBACH Stanley J. Szlauderbach	Senior Vice President and Controller (Principal Accounting Officer)	October 5, 2009

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on October 5, 2009.

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

By:	/S/ PAUL M. KEGLEVIC
Name:	Paul M. Keglevic
Title:	Executive Vice President and Chief Financial Officer

SIGNATURES AND POWERS OF ATTORNEY

Each person whose signature appears below authorizes John F. Young, Paul M. Keglevic, Robert C. Walters, or any of them, as his or her attorney in fact and agent, with full power of substitution and resubstitution, to execute, in his name and on his behalf, in any and all capacities, a Registration Statement on Form S-4 and any amendments including post-effective amendments thereto (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments including post-effective amendments thereto)), and to file the same, with all the exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the Notes which are the subject of such Registration Statement, as the case may be, which amendments may make such changes in such Registration Statement, as the case may be, as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things, whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/S/ JOHN F. YOUNG John F. Young	President and Chief Executive Officer	October 5, 2009

/S/ PAUL M. KEGLEVIC Paul M. Keglevic	Executive Vice President and Chief Financial Officer	October 5, 2009

/S/ STANLEY J. SZLAUDERBACH Stanley J. Szlauderbach	Senior Vice President and Controller (Principal Accounting Officer)	October 5, 2009

/S/ FREDERICK M. GOLTZ Frederick M. Goltz	Director	October 5, 2009

/S/ SCOTT LEBOVITZ Scott Lebovitz	Director	October 5, 2009

/S/ MICHAEL MACDOUGALL Michael MacDougall	Director	October 5, 2009